Form 20-F
period 2021-12-31
Kanzhun Ltd
filed 2022-04-28
CIK 1842827

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31,
2021
.
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report

For the transition period from                  to
Commission file number:
001-40460

KANZHUN LIMITED
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)
Cayman Islands
(Jurisdiction of incorporation or organization)
18/F, GrandyVic Building
Taiyanggong Middle Road
Chaoyang District, Beijing 100020
People’s Republic of China
(Address of principal executive offices)
Yu Zhang, Chief Financial Officer
Telephone: +86
10-8462-8340
Email: ir@kanzhun.com
18/F, GrandyVic Building
Taiyanggong Middle Road
Chaoyang District, Beijing 100020
People’s Republic of China
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American depositary shares (each ADS represents two of our Class A ordinary shares, par value US$0.0001 per share)	BZ	Nasdaq Global Select Market
Class A ordinary shares, par value US$0.0001 per share*		Nasdaq Global Select Market

*	Not for trading, but only in connection with the listing on the Nasdaq Global Select Market of American depositary shares.
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
727,855,233 Class A ordinary shares and 140,830,401 Class B ordinary shares, par value US$0.0001 per share, are outstanding as of December 31, 2021.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☐  Yes    ☒  No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    ☐  Yes    ☒  No
Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.
Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes    ☐  No
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation
S-T
(§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    ☒  Yes    ☐  No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated
filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in
Rule 12b-2
of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☒
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐
† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued	Other ☐
by the International Accounting Standards Board ☐
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    ☐  Item 17    ☐  Item 18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in
Rule 12b-2
of the Exchange Act).    ☐  Yes    ☒  No
(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)
Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    ☐  Yes    ☐  No

i

INTRODUCTION
Except where the context otherwise requires and for purposes of this annual report only:

•	“ADRs” are to the American depositary receipts that may evidence the ADSs;

•	“ADSs” are to the American depositary shares, each of which represents two Class A ordinary shares;

•	“AI” are to artificial intelligence;

•
“blue-collar workers” are to people who perform manual or service-related work in the secondary sectors such as manufacturing and construction industry and the tertiary sector such as accommodation and catering industry, and local life service industry;

•	“Boss” are to executives or middle-level managers of large enterprises and SME and micro business owners;

•	“BVI” are to the British Virgin Islands;

•	“China” or the “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report only, Hong Kong, Macau and Taiwan;

•	“Class A ordinary shares” are to our Class A ordinary shares, par value US$0.0001 per share;

•	“Class B ordinary shares” are to our Class B ordinary shares, par value US$0.0001 per share;

•	“DAU” are to the number of verified user accounts, including both job seekers and enterprise users, that logged on to our mobile applications in a given day at least once;

•	“enterprise users” are to Bosses and recruiting professionals;

•	“gold-collar workers” are to people who perform professional, desk, managerial, or administrative work with an annual salary above RMB250,000;

•
“Kanzhun,” “we,” “us,” “our company” and “our” are to KANZHUN LIMITED, our Cayman Islands holding company and its subsidiaries, and in the context of describing our operations and consolidated financial information, the VIE in China, including but not limited to Beijing Huapin Borui Network Technology Co., Ltd.;

•	“key accounts” are to paid enterprise customers who contributed RMB50,000 or more of revenues to us in a twelve-month period ended on the end of a given period;

•	“MAU” are to the number of verified user accounts, including both job seekers and enterprise users, that logged on to our mobile applications in a given month at least once;

•	“mid-sized customers” are to paid enterprise customers who contributed between RMB5,000 and RMB50,000 of revenues to us a twelve-month period ended on the end of a given period;

•	“our WFOE” are to Beijing Glorywolf Co., Ltd.;

•	“online recruitment platform” are to our mobile applications, mini programs and websites;

•	“paid enterprise customers” in a given period are to enterprise users and company accounts from which we recognize revenues for our online recruitment services in that period;

•	“RMB” and “Renminbi” are to the legal currency of China;

•	“shares” or “ordinary shares” are to our Class A and Class B ordinary shares, par value US$0.0001 per share;

•	“SME” are to small and medium-sized enterprises;

•	“US$,” “U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States;

•	“white-collar workers” are to people who perform professional, desk, managerial, or administrative work with an annual salary equal or below RMB250,000; and

•	“VIE” are to variable interest entity, and “the VIE” are to Beijing Huapin Borui Network Technology Co., Ltd.
Our reporting currency is the Renminbi. This annual report also contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations of Renminbi into U.S. dollars were made at RMB6.3726 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 30, 2021. We make no representation that the Renminbi or U.S. dollars amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.
Due to rounding, numbers presented throughout this annual report may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

FORWARD-LOOKING INFORMATION
This annual report on Form
20-F
contains forward-looking statements that reflect our current expectations and views of future events. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigations Reform Act of 1995.
You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

•	our mission, goals and strategies;

•	our future business development, financial condition and results of operations;

•	the expected growth of the online recruitment service industry in China;

•	our expectations regarding the prospects of our business model and demand for and market acceptance of our services;

•	our expectations regarding maintaining and strengthening our relationships with users, business partners and other stakeholders;

•	competition in our industry;

•	relevant government policies and regulations relating to our industry;

•	general economic and business conditions globally and in China;

•	assumptions underlying or related to any of the foregoing;

•	the outcome of any current and future litigation or legal or administrative proceedings; and

•	other factors described under “Item 3. Key Information—D. Risk Factors.”
You should read thoroughly this annual report and the documents that we refer to in this annual report and have filed as exhibits to this annual report completely and with the understanding that our actual future results may be materially different from and worse than what we expect. Other sections of this annual report discuss factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors emerge from time to time and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.
You should not place undue reliance on these forward-looking statements. The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers
Not applicable.

Item 2.	Offer Statistics and Expected Timetable
Not applicable.

Item 3.	Key Information
Our Holding Company Structure and Contractual Arrangements with the VIE
KANZHUN LIMITED is not a Chinese operating company, but rather a Cayman Islands holding company with no equity ownership in the VIE. Our Cayman Islands holding company does not conduct business operations directly. We conduct our operations in China through (i) our PRC subsidiaries and (ii) the VIE with which we have maintained contractual arrangements and its subsidiaries in China. PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in certain value-added telecommunication services, internet audio-video program services, radio and television program services and certain other businesses. Accordingly, we operate these businesses in China through the VIE and its subsidiaries, and rely on contractual arrangements among our PRC subsidiaries, the VIE and its nominee shareholders to control the business operations of the VIE. The VIE is consolidated for accounting purposes, but are not entities in which our Cayman Islands holding company, or our investors, own equity. All of our revenues for the years ended December 31, 2019, 2020 and 2021 were contributed by the VIE. As used in this annual report, “we,” “us,” “our company,” “our,” or “Kanzhun” refers to KANZHUN LIMITED, its subsidiaries, and, in the context of describing our operations and consolidated financial information, the VIE in China, Beijing Huapin Borui Network Technology Co., Ltd. Investors in our ADSs are not purchasing equity interest in the VIE in China, but instead are purchasing equity interest in a holding company incorporated in the Cayman Islands.
A series of contractual agreements, including equity interest pledge agreement, exclusive technology development, consulting and service agreement, exclusive call option agreement, power of attorney and spousal consent letter, have been entered into by and among our WFOE, the VIE and its respective shareholders. These contractual arrangements enable us to:

•	receive the economic benefits that could potentially be significant to the VIE in consideration for the services provided by our subsidiaries;

•	exercise effective control over the VIE; and

•	hold an exclusive option to purchase all or part of the equity interests in the VIE when and to the extent permitted by PRC law.
Despite the lack of legal majority ownership, our Cayman Island holding company is considered the primary beneficiary of the VIE and consolidates the VIE and its subsidiaries as required by Accounting Standards Codification topic 810,
 Consolidation
. Accordingly, we treat the VIE as our consolidated entities under U.S. GAAP and we consolidate the financial results of the VIE in our consolidated financial statements in accordance with U.S. GAAP. For more details of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the VIE and Its Shareholders.”
However, the contractual arrangements may not be as effective as direct ownership in providing us with control over the VIE and we may incur substantial costs to enforce the terms of the arrangements. Uncertainties in the PRC legal system may limit our ability, as a Cayman Islands holding company, to enforce these contractual arrangements. Meanwhile, there are very few precedents as to whether contractual arrangements would be judged to form effective control over the relevant VIE through the contractual arrangements, or how contractual arrangements in the context of a VIE should be interpreted or enforced by the PRC courts. Should legal actions become necessary, we cannot guarantee that the court will rule in favor of the enforceability of the VIE contractual arrangements. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over the VIE, and our ability to conduct our business may be materially adversely affected. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—The contractual arrangements with the VIE and its shareholders may not be as effective as direct ownership in providing operational control.”
There are also substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules regarding the status of the rights of our Cayman Islands holding company with respect to its contractual arrangements with the VIE and its nominee shareholders. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or the VIE is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. If the PRC government deems that our contractual arrangements with the VIE do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our Cayman Islands holding company, our PRC subsidiaries and the VIE, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIE and, consequently, significantly affect the financial performance of the VIE and our company as a whole. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure— If the PRC government finds that the agreements that establish the structure for operating some of our operations in China do not comply with PRC laws and regulations relating to the relevant industries, or if these laws and regulations or the interpretation of existing laws and regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” and “—Our current corporate structure and business operations may be substantially affected by the newly enacted Foreign Investment Law.”
We face various risks and uncertainties related to doing business in China. Our business operations are primarily conducted in China, and we are subject to complex and evolving PRC laws and regulations. For example, we face risks associated with regulatory approvals on overseas offerings conducted by and foreign investment in China-based issuers, the use of the VIE, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy. We face risks associated with the lack of Public Company Accounting Oversight Board, or the PCAOB, inspection on our auditors so determined by the announcement of the PCAOB issued on December 16, 2021, which may impact our ability to conduct certain businesses, accept foreign investments, or list on United States or other foreign exchange outside of China. These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline or become worthless. For a detailed description of risks related to doing business in China, “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China.”
PRC government’s authority in regulating our operations and its oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations in this nature may cause the value of such securities to significantly decline or become worthless. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The PRC government’s oversight and discretion over our business operations could result in a material adverse change in our operations and the value of our ADSs.”

Risks and uncertainties arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in China, could result in a material adverse change in our operations and the value of our ADSs. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”
Permissions Required from the PRC Authorities for Our Operations
We conduct our business primarily through our subsidiaries and the VIE in China. Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, our PRC subsidiaries, the VIE and its subsidiaries have obtained the requisite licenses and permits from the PRC government authorities that are material for the business operations of our holding company, the VIE in China, including, among others, the Value-added Telecommunications Business Operation License for information services via internet, or ICP License, Human Resource Services License, and other relevant permits required for operating our business. We are required to but have not obtained the Audio-Visual License for providing internet audio-visual program services through our online recruitment platform, including providing certain short educational videos for users, providing in-app
streaming interviewing and allowing users to upload and share short career-related videos. We do not consider such services to be material to our business and the revenues generated through the provision of such services account for an insignificant portion of our total revenues. We are not eligible to apply for an Audio-Visual License under the current regulatory regime, because we are not a wholly state-owned or state-controlled entity as required for this license under PRC law. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Any lack of or failure to maintain requisite approvals, licenses or permits applicable to our business may have a material and adverse impact on our business, financial condition and results of operations, and compliance with applicable laws or regulations may require us to obtain additional approvals or licenses or change our business model.” Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future.
Furthermore, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. Accordingly, there have been certain new or draft laws, regulations in relation to cybersecurity and data privacy, offerings conducted overseas by, and foreign investment in, China-based issuers (the “New Regulations”). For more detailed information, see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to M&A Rules and Overseas Listing.” and “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Information Security and Censorship.” According to the New Regulations, if enacted as currently proposed as applicable to draft laws, regulations, we may be required to fulfill filing, reporting procedures and obtain approval from the China Securities Regulatory Commission, or the CSRC, in connection with follow-on
offering and other equivalent overseas offing activities in an overseas market, and may be required to go through cybersecurity review by the Cyberspace Administration of China, or the CAC, in respect of our data processing activities. If the New Regulations are enacted as currently proposed and we fail to obtain the relevant approval or complete other filing procedures thereof, for any future overseas offering or listing, we may face sanctions by the CSRC or other PRC regulatory authorities, which may include fines and penalties on our operations in China, limitations on our operating privileges in China, restrictions on or prohibition of the payments or remittance of dividends by our subsidiaries in China, restrictions on or delays to our future financing transactions offshore, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The approval of or filing and reporting with the CSRC or other PRC government authorities may be required in connection with our overseas offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing or reporting procedures” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Our business is subject to the complex and evolving laws and regulations in China. Many of these laws and regulations are subject to change and uncertain interpretation, and could result in claims, changes to our business practices, monetary penalties, increased cost of operations, or declines in user growth or engagement, or otherwise harm our business.”
Pursuant to the announcement posted by the Cyberspace Administration of China on July 5, 2021, we are subject to cybersecurity review by the authority. During the review period, our BOSS Zhipin app is required to suspend new user registration in China to facilitate the process. As the date of this annual report, the review process is still ongoing, and we are fully cooperating with the regulator in respect of its review. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Our business is subject to complex and evolving PRC laws and regulations regarding cybersecurity and information security. Any failure or perceived failure to comply with these laws and regulations could result in claims, changes to our business practices, negative publicity, legal proceedings, increased cost of operations, or declines in user growth or engagement, or otherwise harm our business. We are currently subject to cybersecurity review by regulatory authorities in China, which could materially and adversely affect our business, results of operations and financial condition.”
The Holding Foreign Companies Accountable Act
The Holding Foreign Companies Accountable Act, or the HFCAA, was enacted on December 18, 2020. The HFCAA states that if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is not currently inspected by the PCAOB. The related risks and uncertainties could cause the value of our ADSs to significantly decline or be worthless. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Our ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”
Cash and Asset Flows through Our Organization
KANZHUN LIMITED transfers cash to its wholly-owned Hong Kong subsidiary, by making capital contributions or providing loans, and the Hong Kong subsidiary transfer cash to the subsidiaries in China by making capital contributions or providing loans to them. Because KANZHUN LIMITED and its subsidiary control the VIE through contractual arrangements, they are not able to make direct capital contributions to the VIE and its subsidiaries. However, they may transfer cash to the VIE by loans or by making payment to the VIE for inter-group transactions.
For the years ended December 31, 2019, 2020 and 2021, KANZHUN LIMITED provided capital contributions of RMB11.8 million, RMB25.5 million and RMB74.1 million (US$11.6 million), respectively, to its subsidiaries; and the Hong Kong subsidiary provided capital contributions of RMB43.0 million, RMB416.3 million and RMB38.8 million (US$6.1 million), respectively, to its subsidiaries in China. For the years ended December 31, 2019, 2020 and 2021, KANZHUN LIMITED provided loan financing of RMB184.5 million, RMB411.0 million and RMB16.5 million (US$2.6 million), respectively, to its subsidiaries; and the WFOE provided loan financing of nil, RMB260.5 million and nil to the VIE, respectively. For the years ended December 31, 2019, 2020 and 2021, the VIE repaid loan financing of nil, nil and RMB335.0 million (US$52.6 million), respectively, to the WFOE and the Hong Kong subsidiary; and the WFOE repaid loan financing of nil, nil and RMB16.0 million (US$2.5 million), respectively, to the Hong Kong subsidiary.

The VIE may also transfer cash to our WFOE by paying service fees according to the exclusive technology development, consulting and service agreement between our WFOE and the VIE. Since the VIE’s accumulated deficit had not yet been fully recovered as of December 31, 2019, 2020 and 2021, our WFOE agreed not to charge any service fees from the VIE. As a result, no payments were made by the VIE under this agreement. If there is any amount payable to our WFOE under the exclusive technology development, consulting and service agreement in the future, we intend to settle it accordingly.
For the years ended December 31, 2019, 2020 and 2021, no assets other than cash were transferred through our organization.
For the years ended December 31, 2019, 2020 and 2021, no dividends or distributions were made to KANZHUN LIMITED by our subsidiaries. Under PRC laws and regulations, our PRC subsidiaries and the VIE are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by SAFE. The amounts restricted include the paid-in
capital and the statutory reserve funds of our PRC subsidiaries and the VIE, totaling RMB918.3 million (US$144.1 million) as of December 31, 2021. Furthermore, cash transfers from our PRC subsidiaries to entities outside of China are subject to PRC government control of currency conversion. Shortages in the availability of foreign currency may temporarily delay the ability of our PRC subsidiaries and the VIE to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. For risks relating to the fund flows of our operations in China, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.”
KANZHUN LIMITED has not declared or paid any cash dividends, nor does it have any present plan to pay any cash dividends on its ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.” For the Cayman Islands, PRC and U.S. federal income tax considerations applicable to an investment in our ADSs or Class A ordinary shares, see “Item 10. Additional Information—E. Taxation.”
For purposes of illustration, the following discussion reflects the hypothetical taxes that might be required to be paid within mainland China, assuming that: (i) we have taxable earnings, and (ii) we determine to pay a dividend in the future:

Tax calculation (1)
Hypothetical pre-tax earnings (2)	100.0%
Tax on earnings at statutory rate of 25% (3)	(25.0)%

Net earnings available for distribution	75.0%
Withholding tax at standard rate of 10% (4)	(7.5)%

Net distribution to Parent/Shareholders	67.5%

Notes:
(1)	For purposes of this example, the tax calculation has been simplified.
(2)
The hypothetical
pre-tax
earnings are assumed to equal taxable income in China, without considering timing differences. Under the terms of contractual agreements with the VIE, our WFOE may charge the VIE for services provided to the VIE. These service fees shall be recognized as expenses of the VIE, with a corresponding amount recorded as service income by our WFOE and eliminated in consolidation. For income tax purposes, our WFOE and the VIE file income tax returns on a separate company basis and the above service fees are tax neutral.

(3)
The VIE qualifies for a 15% preferential income tax rate in China. However, such rate is subject to qualification, is temporary in nature, and may not be available in a future period when distributions are paid. For purposes of this hypothetical example, the table above reflects a maximum tax scenario under which the full statutory rate would be effective.

(4)
The PRC Enterprise Income Tax Law imposes a withholding income tax of 10% on dividends distributed by a foreign invested enterprise, or FIE, to its immediate holding company outside of China. A lower withholding income tax rate of 5% is applied if the FIE’s immediate holding company is registered in Hong Kong or other jurisdictions that have a tax treaty arrangement with China, subject to a qualification review at the time of the distribution. For purposes of this hypothetical example, the table above assumes a maximum tax scenario under which the full withholding tax would be applied.

The table above has been prepared under the assumption that all profits of the VIE will be distributed as fees to our WFOE under tax neutral contractual arrangements. If, in the future, the accumulated earnings of the VIE exceed the service fees paid to our PRC subsidiary (or if the current and contemplated fee structure between the intercompany entities is determined to be non-substantive
and disallowed by Chinese tax authorities), the VIE could make a non-deductible
transfer to our PRC subsidiary for the amounts of the stranded cash in the VIE. This would result in such transfer being non-deductible
expenses for the VIE but still taxable income for the PRC subsidiary. Such a transfer and the related tax burdens would reduce our after-tax
income to approximately 50.6% of the
pre-tax
income. Our management believes that there is only a remote possibility that this scenario would happen.
Financial Information Related to the VIE
The following table presents our condensed consolidating schedule of financial information for our holding company KANZHUN LIMITED, the WFOE that is the primary beneficiary of the VIE, the VIE and VIE’s subsidiaries, and other subsidiaries as of the dates presented:
Selected Condensed Consolidated Results of Operations Information

	For the Year Ended December 31, 2021
	KANZHUN LIMITED	Other Subsidiaries	Primary Beneficiary of VIE	VIE and VIE’s Subsidiaries	Eliminations	Consolidated Total

	(in RMB thousands)
Third-party revenues	—	—	—	4,259,128	—	4,259,128
Inter-company revenues (1)	—	143	—	—	(143)	—
Third-party operating cost and expenses	(1,537,533)	(93,123)	(1,289)	(3,678,480)	—	(5,310,425)
Inter-company operating cost and expenses (1)	—	—	—	(143)	143	—
Other operating income, net	—	9	29	14,939	—	14,977

(Loss)/Income from operations	(1,537,533)	(92,971)	(1,260)	595,444	—	(1,036,320)

Other income/(expenses), net	5,011	(829)	5,375	15,216	—	24,773
Share of income from subsidiaries and VIE (2)	461,448	555,248	551,133	—	(1,567,829)	—

(Loss)/Income before income tax expense	(1,071,074)	461,448	555,248	610,660	(1,567,829)	(1,011,547)

Income tax expense	—	—	—	(59,527)	—	(59,527)

Net (loss)/income	(1,071,074)	461,448	555,248	551,133	(1,567,829)	(1,071,074)

	For the Year Ended December 31, 2020
	KANZHUN LIMITED	Other Subsidiaries	Primary Beneficiary of VIE	VIE and VIE’s Subsidiaries	Eliminations	Consolidated Total

	(in RMB thousands)
Third-party revenues	—	—	—	1,944,359	—	1,944,359
Third-party operating cost and expenses	(606,029)	(30,933)	(3,435)	(2,257,716)	—	(2,898,113)
Other operating income, net	—	—	73	8,776	—	8,849

Loss from operations	(606,029)	(30,933)	(3,362)	(304,581)	—	(944,905)

Other income/(expenses), net	6,815	(1,755)	(3,570)	1,520	—	3,010
Share of loss from subsidiaries and VIE (2)	(342,681)	(309,993)	(303,061)	—	955,735	—

Loss before income tax expense	(941,895)	(342,681)	(309,993)	(303,061)	955,735	(941,895)

Income tax expense	—	—	—	—	—	—

Net loss	(941,895)	(342,681)	(309,993)	(303,061)	955,735	(941,895)

	For the Year Ended December 31, 2019
	KANZHUN LIMITED	Other Subsidiaries	Primary Beneficiary of VIE	VIE and VIE’s Subsidiaries	Eliminations	Consolidated Total

	(in RMB thousands)
Third-party revenues	—	—	—	998,720	—	998,720
Third-party operating cost and expenses	(15,709)	(12,028)	(20,046)	(1,465,429)	—	(1,513,212)
Other operating (loss)/income, net	—	(26)	11	2,588	—	2,573

Loss from operations	(15,709)	(12,054)	(20,035)	(464,121)	—	(511,919)

Other income/(expenses), net	9,680	(2)	438	(252)	—	9,864
Share of loss from subsidiaries and VIE (2)	(496,026)	(483,970)	(464,373)	—	1,444,369	—

Loss before income tax expense	(502,055)	(496,026)	(483,970)	(464,373)	1,444,369	(502,055)

Income tax expense	—	—	—	—	—	—

Net loss	(502,055)	(496,026)	(483,970)	(464,373)	1,444,369	(502,055)

Selected Condensed Consolidated Balance Sheets Information

	As of December 31, 2021
	KANZHUN LIMITED	Other Subsidiaries	Primary Beneficiary of VIE	VIE and VIE’s Subsidiaries	Eliminations	Consolidated Total

	(in RMB thousands)
Cash and cash equivalents	9,875,153	203,523	398,231	864,851	—	11,341,758
Short-term investments	—	—	20,439	864,557	—	884,996
Accounts receivable	—	—	—	1,002	—	1,002
Amounts due from Group companies (3)	1,072,514	42,327	8,809	86,989	(1,210,639)	—
Prepayments and other current assets	231,529	1,043	4,413	494,213	—	731,198
Investments in subsidiaries and VIE (2)	—	403,391	17,549	—	(420,940)	—
Property, equipment and software, net	—	645	100	368,381	—	369,126
Intangible assets, net	—	—	—	458	—	458
Right-of-use assets, net	—	7,797	—	301,288	—	309,085
Other non-current assets	—	—	—	4,000	—	4,000

Total assets	11,179,196	658,726	449,541	2,985,739	(1,631,579)	13,641,623

Accounts payable	—	8	17	52,938	—	52,963
Deferred revenue	—	—	—	1,958,570	—	1,958,570
Other payables and accrued liabilities	3,897	5,816	9,274	626,151	—	645,138
Amounts due to Group companies (3)	74,043	1,072,514	36,859	27,223	(1,210,639)	—
Investment deficit in subsidiaries and VIE (2)	427,200	—	—	—	(427,200)	—
Operating lease liabilities, current	—	3,067	—	124,464	—	127,531
Operating lease liabilities, non-current	—	4,521	—	178,844	—	183,365

Total liabilities	505,140	1,085,926	46,150	2,968,190	(1,637,839)	2,967,567

Total shareholders’ equity/(deficit) (2)	10,674,056	(427,200)	403,391	17,549	6,260	10,674,056

Total liabilities and shareholders’ equity/(deficit)	11,179,196	658,726	449,541	2,985,739	(1,631,579)	13,641,623

	As of December 31, 2020
	KANZHUN LIMITED	Other Subsidiaries	Primary Beneficiary of VIE	VIE and VIE’s Subsidiaries	Eliminations	Consolidated Total

	(in RMB thousands)
Cash and cash equivalents	3,542,052	101,985	170,967	183,199	—	3,998,203
Short-term investments	—	—	10,895	525,506	—	536,401
Accounts receivable	—	—	—	6,999	—	6,999
Amounts due from Group companies (3)	1,088,812	128,595	218,462	36,859	(1,472,728)	—
Prepayments and other current assets	59,246	132	87	146,244	—	205,709
Property, equipment and software, net	—	—	113	191,242	—	191,355
Intangible assets, net	—	—	—	549	—	549
Right-of-use assets, net	—	—	—	144,063	—	144,063

Total assets	4,690,110	230,712	400,524	1,234,661	(1,472,728)	5,083,279

Accounts payable	—	—	17	41,839	—	41,856
Deferred revenue	—	—	—	1,200,349	—	1,200,349
Other payables and accrued liabilities	3,224	300	(538)	415,273	—	418,259
Amounts due to Group companies (3)	—	1,081,054	19,247	372,427	(1,472,728)	—
Investment deficit in subsidiaries and VIE (2)	1,400,003	549,361	931,159	—	(2,880,523)	—
Operating lease liabilities, current	—	—	—	59,559	—	59,559
Operating lease liabilities, non-current	—	—	—	76,373	—	76,373

Total liabilities	1,403,227	1,630,715	949,885	2,165,820	(4,353,251)	1,796,396

Total mezzanine equity	5,587,000	—	—	—	—	5,587,000

Total shareholders’ deficit (2)	(2,300,117)	(1,400,003)	(549,361)	(931,159)	2,880,523	(2,300,117)

Total liabilities, mezzanine equity and shareholders’ deficit	4,690,110	230,712	400,524	1,234,661	(1,472,728)	5,083,279

Selected Condensed Consolidated Cash Flows Information

	For the Year Ended December 31, 2021
	KANZHUN LIMITED		Other Subsidiaries	Primary Beneficiary of VIE	VIE and VIE’s Subsidiaries	Eliminations	Consolidated Total

	(in RMB thousands)
Net cash generated from/(used in) operating activities with third parties (4)	5,644		(81,135)	(232)	1,717,104	—	1,641,381

Investments in subsidiaries (2)	(74,131)		—	(10)	—	74,141	—
Loans to the Group companies (3)	(16,486)		—	—	—	16,486	—
Proceeds from repayments of loans to Group companies (3)	—		96,000	255,000	—	(351,000)	—
Other investing activities with third parties	—		(649)	(10,000)	(591,213)	—	(601,862)

Net cash (used in)/generated from investing activities	(90,617)		95,351	244,990	(591,213)	(260,373)	(601,862)

Capital contribution from Group companies (2)	—		74,131	—	10	(74,141)	—
Loans from Group companies (3)	—		16,486	—	—	(16,486)	—
Repayments of loans from Group companies (3)	—		—	(16,000)	(335,000)	351,000	—
Other investing activities with third parties	6,540,512		—	—	(109,249)	—	6,431,263

Net cash generated from/(used in) financing activities	6,540,512		90,617	(16,000)	(444,239)	260,373	6,431,263

	For the Year Ended December 31, 2020
	KANZHUN LIMITED		Other Subsidiaries	Primary Beneficiary of VIE	VIE and VIE’s Subsidiaries	Eliminations	Consolidated Total

	(in RMB thousands)
Net cash (used in)/ generated from operating activities with third parties (4)	(97,125)		(3,566)	2,415	494,187	—	395,911

Investments in subsidiaries (2)	(25,487)		(416,328)	—	—	441,815	—
Loans to the Group companies (3)	(410,983	) (5)	—	(260,484)	—	671,467	—
Other investing activities with third parties	1,161,428		(56,617)	(4,938)	(632,568)	—	467,305

Net cash generated from/(used in) investing activities	724,958		(472,945)	(265,422)	(632,568)	1,113,282	467,305

Capital contribution from Group companies (2)	—		25,487	416,328	—	(441,815)	—
Loans from Group companies (3)	—		410,983	—	260,484	(671,467)	—
Other investing activities with third parties	2,882,112		—	—	—	—	2,882,112

Net cash generated from financing activities	2,882,112		436,470	416,328	260,484	(1,113,282)	2,882,112

	For the Year Ended December 31, 2019
	KANZHUN LIMITED		Other Subsidiaries	Primary Beneficiary of VIE	VIE and VIE’s Subsidiaries	Eliminations	Consolidated Total

	(in RMB thousands)
Net cash used in operating activities with third parties (4)	(52,830)		(12,304)	(14,871)	(25,658)	—	(105,663)

Investments in subsidiaries (2)	(11,785)		(43,041)	—	—	54,826	—
Loans to the Group companies (3)	(184,511	) (5)	—	—	—	184,511	—
Other investing activities with third parties	(1,133,727)		(18,092)	(5,955)	(66,029)	—	(1,223,803)

Net cash used in investing activities	(1,330,023)		(61,133)	(5,955)	(66,029)	239,337	(1,223,803)

Capital contribution from Group companies (2)	—		11,785	43,041	—	(54,826)	—
Loans from Group companies (3)	—		184,511	—	—	(184,511)	—
Other investing activities with third parties	889,879		—	—	103,596	—	993,475

Net cash generated from financing activities	889,879		196,296	43,041	103,596	(239,337)	993,475

Notes:
(1)
It represents the elimination of inter-company service fees charged by other subsidiaries to the VIE. For the years ended December 31, 2019, 2020 and 2021, the primary beneficiary of the VIE didn’t charge any service fees according to the exclusive technology development, consulting and service agreement.

(2)	It represents the elimination of investments in subsidiaries and the VIE.
(3)	It represents the elimination of inter-company balances and loan financing.
(4)	For the years ended December 31, 2019, 2020 and 2021, there were no inter-company operating cash flows.
(5)
The amounts for the years ended December 31, 2020 and 2019, respectively, have been corrected from previously disclosed in the parent company’s footnote to financial statements for the years ended December 31, 2020 and 2019, due to a classification error between operating activities and investing activities presentation. Parent company disclosures in the consolidated financial statements are no longer required as of December 31, 2021.

A.	[Reserved]

B.	Capitalization and Indebtedness
Not applicable.

C.	Reasons for the Offer and Use of Proceeds
Not applicable.

D.	Risk Factors
Summary Risk Factors
Our business is subject to a number of risks, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, results of operations, cash flows, and prospects. These risks are discussed more fully below and include, but are not limited to, risks related to:
Risks Relating to Our Business and Industry

•
If we fail to implement new technologies, develop and provide innovative features and services, respond to evolving user preferences, enhance user friendliness of our online recruitment platform, or optimize our technology systems, we may not be able to improve user experience, which may have a material and adverse effect on our user growth and retention, business, financial condition and results of operations.

•
Our business depends on the continued success of our brands, and if we fail to maintain and enhance the recognition of our brands cost-effectively, or the recognition of our brands is adversely affected by any negative publicity concerning us or our directors, management, shareholders or business partners, our reputation and operating results may be harmed.

•
We face significant competition in China’s dynamic online recruitment service market, and potential market entries by established players from other industries may make competition even more fierce. Our market share, financial condition and results of operations may be materially and adversely affected if we are unable to compete effectively.

•
We have a limited operating history and generated net losses in 2019, 2020 and 2021, and we may not be able to sustain and manage our growth, control our costs and expenses, implement our business strategies or achieve profitability in the future. Any new product or service we may launch and any new market sectors we may enter will come with additional risks.

•
If our technology capabilities in AI and big data analytics fail to yield satisfactory results or fail to improve, our online recruitment platform may not be able to effectively match our job seekers with suitable enterprise users or to optimally recommend services for our users, and our user growth, retention, results of operations and business prospects may suffer consequently.

•
A slowdown or adverse development in the Chinese or global economy still under COVID-19’s impact
may lower the hiring willingness and budget of our current and potential enterprise users, adversely affecting the demand for our products and services and our business in general.

•
Our users may engage in intentional or negligent misconduct or other improper activities on our online recruitment platform or otherwise misuse our online recruitment platform, which may damage our brand image and reputation, our business and our results of operations.

•
Because we store and process data, some of which contains sensitive personal information, we face concerns over the collection, improper use or disclosure of personal information, which could deter current and potential users from using our services, damage our reputation, result in legal liability, bring regulatory scrutiny, and in turn materially and adversely affect our business, financial condition and results of operations.

•
Our business is subject to complex and evolving PRC laws and regulations regarding cybersecurity and information security. Any failure or perceived failure to comply with these laws and regulations could result in penalties, claims, changes to our business practices, negative publicity, legal proceedings, increased cost of operations, or declines in user growth or engagement, or otherwise harm our business. We are currently subject to cybersecurity review by regulatory authorities in China, which could materially and adversely affect our business, results of operations and financial condition.

Risks Relating to Our Corporate Structure

•
We are a Cayman Islands holding company with no equity ownership in the VIE and we conduct our operations in China primarily through the VIE, with which we have maintained contractual arrangements. Investors in our ADSs thus are not purchasing equity interest in the VIE in China but instead are purchasing equity interest in a Cayman Islands holding company. If the PRC government finds that the agreements that establish the structure for operating our business do not comply with PRC laws and regulations, or if these regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company, the VIE and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIE and, consequently, significantly affect the financial performance of the VIE and our company as a whole.

•	The contractual arrangements with the VIE and its shareholders may not be as effective as direct ownership in providing operational control.

•	Any failure by the VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.
Risks Relating to Doing Business in China

•	Changes in China’s economic, political or social conditions or government policies could have a material and adverse effect on our business and results of operations.

•	Uncertainties with respect to the PRC legal system could adversely affect us.

•	The PRC government’s oversight and discretion over our business operations could result in a material adverse change in our operations and the value of our ADSs.

•
The approval of or filing and reporting with the CSRC or other PRC government authorities may be required in connection with our overseas offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing or reporting procedures.

•
The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections.

•
Our ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Risks Relating to Our ADSs

•	The trading price of the ADSs has been and may be volatile, which could result in substantial losses to investors.

•
Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our ADSs may view as beneficial.

•	The dual-class structure of our ordinary shares may adversely affect the trading market for our ADSs.

•
If securities or industry analysts do not publish research or publishes inaccurate or unfavorable research about our business, or if they adversely change their recommendations regarding the ADSs, the market price for our ADSs and trading volume could decline.

Risks Relating to Our Business and Industry
If we fail to implement new technologies, develop and provide innovative features and services, respond to evolving user preferences, enhance user friendliness of our online recruitment platform, or optimize our technology systems, we may not be able to improve user experience, which may have a material and adverse effect on our user growth and retention, business, financial condition and results of operations.
Our success depends upon our ability to attract and retain job seekers and enterprise users. Our ability to retain and attract job seekers largely depends on the number of job postings and employers on our online recruitment platform. Our ability to retain and attract enterprise users primarily depends on the number of the job seekers using our online recruitment platform. To encourage more enterprise users and job seekers to come and stay on our online recruitment platform, improving user experience for both is a must.
An important way to improve user experience and attract more users is to introduce innovative services and features that are useful for users and that encourage more frequent use of our online recruitment platform. To develop, support and maintain such innovative services and features often requires implementation of new technologies, and we intend to continue to devote resources to the development of additional technologies and services. However, implementation of new technologies in our system may take a long time and may involve technical challenges and large amounts of capital and personnel resources. We may not be able to effectively integrate new technologies on a timely basis, or at all, which may decrease user satisfaction with our services. Such technologies, even if integrated, may not function as expected or may be unable to attract and retain a substantial number of users to use our online recruitment platform. Our failure to keep pace with rapid technological changes may cause our user retention to suffer.
In addition, we must also continue to respond promptly to evolving user preferences, enhance the user friendliness of our online recruitment platform, optimize our mobile applications, and otherwise continue to improve our technology systems, all of which may require us to incur substantial costs and expenses. For example, as part of our efforts to meet evolving user preferences, we have established a dedicated team to develop products and services uniquely designed to meet the needs of blue-collar job seekers. If such costs and expenses fail to effectively translate into improved user experience or user growth, we may not be successful in retaining and attracting our users.
We cannot assure you that our efforts to improve user experience and increase user base will always be successful. We also cannot predict whether our new products, service and features will be well received by users consistently, or whether we will be successful in cost-effectively implementing new technologies, enhancing user friendliness of our online recruitment platform, and otherwise improving our technology systems. If we cannot improve user experience, we may not be able to retain or attract users, and our business, financial condition and results of operations may be materially and adversely affected.
Our business depends on the continued success of our brands, and if we fail to maintain and enhance the recognition of our brands cost-effectively, or the recognition of our brands is adversely affected by any negative publicity concerning us or our directors, management, shareholders or business partners, our reputation and operating results may be harmed.
We believe that maintaining and enhancing our brands is important to the success of our business.
Well-recognized
brands are critical to increasing the number and the level of engagement of our users. Since we operate in a competitive industry, brand maintenance and enhancement also directly affect our ability to maintain our market position. We have continued to exercise strict quality control on our online recruitment platform to ensure that our brand image is not tarnished by substandard services. We have also conducted and will continue to conduct various marketing and brand promotion activities both online and offline to enhance our brands, to guide public perception of our brands, products and services, and ultimately to distinguish our online recruitment platform from those of our competitors. We have historically spent significantly on these marketing and promotional activities, with our sales and marketing expenses accounting for 69.3% and 45.6% of our revenues in the years ended December 31, 2020 and 2021, respectively, and we may need to increase such sales and marketing expenses in the future to continue to maintain and enhance brand awareness and brand loyalty, to retain and attract users as well as to promote our online recruitment platform. However, there can be no assurance that these sales and marketing activities will be successful or that we will be able to achieve the brand promotion effect we expect from them. If we cannot properly manage our sales and marketing expenses or if our sales and marketing activities underperform our expectations, our financial condition, results of operations and business prospects will be damaged as a result.
Moreover, any negative publicity relating to our company, services or our directors, management, shareholders or business partners, regardless of its veracity, could harm our brands and the perception of our brands in the market. As our business expands and grows, we may be exposed to heightened public scrutiny in markets where we already operate as well as in new markets where we may operate. We could become a target for regulatory or public scrutiny in the future and scrutiny and public exposure could severely damage our reputation as well as our business and prospects.
Furthermore, our brand names and our business may be harmed by aggressive marketing and communication strategies by competitors and third parties. We may be subject to government or regulatory investigation or third-party claims as a result and we may be required to spend significant time and incur substantial costs to react to and address these consequences. There is no assurance that we will be able to effectively refute each of the allegations within a reasonable period of time, or at all. Additionally, public allegations, directly or indirectly, against us or our directors, management, shareholders or business partners, may be posted online by anyone on an anonymous basis. The availability of information on social media platforms is virtually immediate, as is its impact. Social media platforms may not necessarily filter or check the accuracy of information before publishing them, and we may be afforded little or no time to respond. As a result, our reputation may be materially and adversely affected, our ability to attract and retain users and maintain our market share may suffer, and our financial conditions may deteriorate.
We face significant competition in China’s dynamic online recruitment service market, and potential market entries by established players from other industries may make competition even more fierce. Our market share, financial condition and results of operations may be materially and adversely affected if we are unable to compete effectively.
The online recruitment service market in China is competitive and rapidly evolving. We face constant pressure to attract and retain users, expand the market for our products and services and incorporate new capabilities and technologies. Our online recruitment platform competes with other major dedicated job search platforms and niche market players that focus on certain industry verticals, such as technology, or user segments, such as job seekers for high-end positions.
Other large internet companies and classified advertisement platforms have also entered the market for online recruitment services. In addition, we face competition from professional networking platforms and existing participants in the offline recruitment industry who may develop online recruitment services and products.
Many of our competitors or potential competitors have long operating histories, have international strategic partners, have local government sponsorship, have a larger user base, and may have greater financial, management, technological development, sales, marketing and other resources than we do. They may also be able to adopt our business model and intensify competition. As a result, we may experience reduced margins, loss of market share or less use of our services and products by job seekers and enterprise users. Existing or future competitors could develop or offer services and products which provide significant performance, price, creative, technological or other advantages over counterparts from us. If we are unable to compete effectively with current or future competitors as a result of these or other factors, our market share, financial condition and results of operations may be materially and adversely affected.

We have a limited operating history and generated net losses in 2019, 2020 and 2021, and we may not be able to sustain and manage our growth, control our costs and expenses, implement our business strategies or achieve profitability in the future. Any new product or service we may launch and any new market sectors we may enter will come with additional risks.
We have experienced rapid growth in our business and operations since our inception in 2014, which places significant demands on our management, operational and financial resources. We have also been loss-making since our inception, and we generated net losses of RMB502.1 million, RMB941.9 million and RMB1.1 billion (US$168.1 million) in 2019, 2020 and 2021, respectively. Given our limited operating history, our continued net losses and the rapidly evolving market where we compete, we may encounter difficulties as we establish, expand or enhance our operations, feature and service development, sales and marketing efforts, technology and general and administrative capabilities. As a result, we may not generate net profits or sustain our historical levels of growth in the future. We believe that our continued growth and our ability to achieve profitability will depend on many factors, including our ability to further improve our user experience and broaden the spectrum of our service offerings, to further increase our presence in different user groups, especially blue-collar users, to continue to invest in technologies and deepen our data insights, and to explore other potential sectors in the human resource service market and achieve full coverage of users’ career lifecycle. There can be no assurance that we will achieve any of the above, and our failure to do so may materially and adversely affect our business and results of operations.
Particularly, our efforts to expand our product and service offerings to users and explore other sectors in the human resource service market will require significant resource investments from us, and such efforts may not be successful. Expansion into new product and service offerings or other sectors in the human resource service market may be subject to risks such as:

•	limited brand recognition (compared with our established products and services or market sectors);

•	costs incurred in product and service development and marketing;

•	lack of experience and expertise in connection with the new product and service or market vertical;

•	adjustment to the preferences and customs of a different group of users;

•	compliance with potential new regulations and policies;

•	difficulties in managing upsized operations and maintaining operational efficiency; and

•	competition with new competitors, including those with a more established local presence.
The occurrence of any of these risks could negatively affect our business in new markets and consequently our business and operating results.
We expect our costs and expenses to continue to increase in the future as we expand our user base, broaden our service offerings and develop and implement new products, services and features that may entail more complexity. We expect to continue to invest in our infrastructure in order to provide our products and services more rapidly and reliably to users. Continued growth could strain our ability to maintain reliable service levels for our users, develop and improve our operational, financial, legal and management controls, and enhance our reporting systems and procedures. If we are unable to generate adequate revenues and to manage our costs and expenses, we may continue to incur significant net losses in the future and may not be able to achieve or subsequently maintain profitability. If we fail to achieve the necessary level of efficiency in our operation as it grows, our business, operating results and financial condition could be harmed.

If our technology capabilities fail to yield satisfactory results or fail to improve, our online recruitment platform may not be able to effectively match our job seekers with suitable enterprise users or to optimally recommend services for our users, and our user growth, retention, results of operations and business prospects may suffer consequently.
The core functionalities of our online recruitment platform, namely personalized matching between job seekers and employers, onboard identity verifications, ongoing risk assessment of employers, and service recommendation for users, are largely dependent on our technology capabilities. Our technology capabilities such as our capabilities in AI and big data analytics, therefore, are crucial to us continuing to retain and attract users to our online recruitment platform. Our users will continue to compare the core functionalities of our online recruitment platform against those of the platforms run by our competitors, and may switch to a competitor platform if our online recruitment platform underperforms their expectations. In addition, managing some of the other important aspects of our operations, such as sales and marketing activities, also requires us to make decisions informed by our technology, including AI technology and data analytics. Any failure to improve our technology capabilities and any failure of our technology capabilities to produce satisfactory results may materially and adversely affect our user retention, financial condition and results of operations.
A slowdown or adverse development in the Chinese or global economy still under COVID-19’s impact
may lower the hiring willingness and budget of our current and potential enterprise users, adversely affecting the demand for our products and services and our business in general.
COVID-19 has
had a severe and negative impact on the Chinese and the global economy, and whether this will lead to a prolonged downturn in the economy is still unknown. The growth of the Chinese economy has slowed in recent years. Even before the COVID-19 pandemic,
the global macroeconomic environment was facing challenges, such as the conflicts in Ukraine, sanctions on Russia and the resulting economic turbulences, the economic slowdown in the Eurozone since 2014, uncertainties over the impact of Brexit and the ongoing global trade disputes and tariffs. The growth of China’s economy has slowed down since 2012 compared to the previous decade and the trend may continue. There is considerable uncertainty over the long-term effects of the monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. There have been further uncertainties related to the U.S. Federal Reserve’s monetary policies in response to market conditions under the impact of
COVID-19.
It is unclear whether these challenges and uncertainties will be contained or resolved and what effects they may have on the global political and economic conditions in the long term. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition. In addition, continued turbulence in the international markets may adversely affect our ability to access capital markets to meet liquidity needs.
Substantially all of our operations are conducted in China, and the vast majority of our revenues are generated from providing services to enterprise customers operating in China. In an environment of slower economic growth or recession, employers may take actions such as hiring fewer employees, engaging in hiring freezes, reducing hiring budgets or the number of hiring headcount, and curtailing spending on online recruitment services and other human resource related services. As a result, if there are slowdowns or other adverse developments in China’s economic growth, our business, financial condition, results of operations and cash flow may be materially and adversely affected.
Heightened tensions in international relations, particularly between the United States and China, may adversely impact our business, financial condition, and results of operations.
Recently there have been heightened tensions in international relations, particularly between the United States and China, but also as a result of the conflicts in Ukraine and sanctions on Russia. These tensions have affected both diplomatic and economic ties between the two countries. Heightened tensions could reduce levels of trade, investments, technological exchanges, and other economic activities between the two major economies.

The existing tensions and any further deterioration in the relationship between the United States and China may have a negative impact on the general, economic, political, and social conditions in both countries and, given our reliance on the Chinese market, adversely impact our business, financial condition, and results of operations.
Our users may engage in intentional or negligent misconduct or other improper activities on our online recruitment platform or otherwise misuse our online recruitment platform, which may damage our brand image and reputation, our business and our results of operations.
Our online recruitment platform has instant messaging functions that allow users to communicate with each other and engage in job application activities. We adopt a comprehensive suite of registration procedures to verify the identity of our job seekers and enterprise users. Job seekers are required to complete our mobile phone verification process by providing personal and professional information such as name, education background, employment status, recent employment, work experience, position desired, and salary expectation. We also implement a robust multi-factor onboard screening system to examine and verify the authenticity of the identification information of enterprise users, which leverages a combination of factors. Since we have limited control over the real-time and offline behavior of our users, it is still possible for our online recruitment platform to be misused by our users for inappropriate or illegal purposes.
We have implemented control procedures on our online recruitment platform to detect and block illegal or inappropriate content and illegal or fraudulent activities conducted through the misuse of our online recruitment platform. We may be required by relevant governmental authorities to report certain misbehaviors for further investigation if such misbehaviors are subject to regulatory investigation or other governmental proceedings. Despite our detection and filtering efforts, we may not be able to identify every incident of inappropriate content or illegal or fraudulent activities, prevent all such content from being further disseminated or prohibit such activities from occurring. We may not be able to filter all the content generated by our users as it appears, especially in the context of instant messaging between job seekers and enterprise users. Therefore, our users may engage in illegal, obscene or incendiary conversations or engage in unethical or illegal activities via our online recruitment platform.
If user misconduct and misuse of our online recruitment platform for inappropriate or illegal purposes occur on our online recruitment platform, claims may be brought against us for torts, defamation, libel, negligence, copyright, patent or trademark infringement. In response to allegations of illegal or inappropriate activities conducted through our online recruitment platform, relevant governmental authorities may intervene and hold us liable for non-compliance with
applicable laws and regulations and subject us to administrative penalties or other sanctions, such as requiring us to restrict or discontinue some or all of our features and services. In addition, our users may suffer or allege to have suffered physical, financial or emotional harm caused by contacts initiated on our online recruitment platform. Our business and public perception of our brands may be materially and adversely affected if we do face civil lawsuits or other liabilities initiated by such affected users. Defending any actions brought by such affected users could be costly and require significant time and attention of our management and other resources, which would materially and adversely affect our business.
We are exposed to potential legal liabilities associated with the recruitment process, which may have a material adverse effect on our business and results of operations.
We are exposed to potential claims associated with the recruitment process, including claims by enterprise users seeking to hold us liable for recommending a job seeker who subsequently proves to be unsuitable for the position filled, claims by current or previous employers alleging breach of employment contracts, claims by job seekers against us alleging our failure to maintain the confidentiality of their personal information and employment searches or alleging discrimination or other violations of employment law or other laws or regulations by our enterprise users, and claims by either employers or their employees alleging the failure of our products and services to comply with laws or regulations relating to employment, data privacy or other related matters. We do not maintain insurance coverage for liabilities arising from claims by employers, employees, candidates or third parties. Any such claims, regardless of merit, may force us to participate in time-consuming, costly litigation or investigation, divert significant management and staff attention, and damage our reputation and brand names.

If we fail to attract more enterprise users to our online recruitment platform, or if enterprise customers decide to purchase less of our online recruitment services for any reason, our revenues may stagnate or decline and our business and prospects may be materially and adversely affected.
In 2020 and 2021, approximately 99% of our revenues were generated from enterprise customers. Enterprise customers are by far the most important source of revenue for us, and attracting more enterprise users to our online recruitment platform is therefore of critical importance to us. Due to their contribution to our revenues and ability to spend, large businesses with sufficient funds would benefit us most as a revenue source, and we need to invest in developing and promoting products and services that meet their needs. Additionally, SMEs can also be a source of enterprise user growth for us, as they have historically been underserved and usually lack direct access to a scaled user base and effective means to promulgate their businesses. In order to expand our market reach to more small and mid-sized businesses,
especially in less developed cities, we provide free
or lower-fee services
or annual subscription packages to them so they can take advantage of our online recruitment platform. We, however, cannot assure you that our efforts will convince more enterprise users to use our online recruitment platform. There is also no guarantee that our existing enterprise customers will continue to pay for our online recruitment services at the same frequency or price going forward, as competition or alternative means of job hunting may put pressure on the demand and pricing for our online recruitment services. If we are not successful in expanding our enterprise user base or improving our monetization of enterprise customers, our revenues may stagnate or decline and our business and prospects may be materially and adversely affected.
Because we store and process data, some of which contains sensitive personal information, we face concerns over the collection, improper use or disclosure of personal information, which could deter current and potential users from using our services, damage our reputation, result in legal liability, bring regulatory scrutiny, and in turn materially and adversely affect our business, financial condition and results of operations.
We are subject to the laws, regulations, guidelines and industry recommendations relating to the protection of personal information in China, which covers areas such as the collection, storage, processing, transmission, sharing or other aspects of data use of such personal information. For example, the PRC Personal Information Protection Law, or the PIPL, took effect in November 2021. The PIPL consolidates rules with respect to personal information rights and privacy protection and specifies the protection requirements for processing personal information and rules for processing sensitive personal information. Only where there is a specific purpose and sufficient necessity, and under circumstances where strict protection measures are taken, may personal information processors process sensitive personal information. The processing of sensitive personal information of an individual shall be subject to the individual’s consent. Personal information processors shall be subject to the liability for personal information processing activities, and adopt necessary measures to safeguard the security of the personal information. Otherwise, the personal information processors will be subject to correction of its operations, suspension or termination of the provision of services, confiscation of illegal income, fines or other penalties. For example, we provide services to many individual users who may upload personal information to our platform, which may be deemed to be sensitive personal information under the PIPL. The PIPL also strengthens the supervision of automatic decision making to protect the rights of individuals to obtain fair transaction terms and the supervision of mobile applications. As uncertainties remain regarding the interpretation and implementation of the PIPL, we cannot assure you that we will comply with the PIPL in all respects, or that regulatory authorities will not order us to rectify or terminate our current practice of collecting and processing sensitive personal information. We may also become subject to fines and other penalties which may have a material adverse effect on our business, operations and financial condition.
The PRC Cybersecurity Law, which became effective in June 2017, created China’s first national-level data protection framework for “network operators.” It requires, among others, that network operators take security measures to protect the network from unauthorized interference, damage and unauthorized access and prevent data from being divulged, stolen or tampered with. Network operators are also required to collect and use personal information in compliance with the principles of legitimacy, properness and necessity, and strictly within the scope of authorization by the subject of the personal information unless otherwise prescribed by laws or regulations. Significant capital, managerial and human resources are required to comply with legal requirements, enhance information security and address any issues caused by security failures. See also “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Information Security and Censorship” and “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Privacy Protection.” Any concerns or claims about our practices with regard to the collection, storage, processing, transmission, sharing or other aspects of data use of personal information or other privacy-related matters, even if ungrounded, could damage our reputation and results of operations.
Any system failure or compromise of our security that results in the unauthorized access to or release of personal or private information, such as data, photo or messaging history of our users could significantly limit the adoption of our services, as well as harm our reputation and brands, result in litigation against us, liquidated and other damages, regulatory investigations and penalties, and we could be subject to material liability. We expect to continue expending significant resources to protect against security breaches. The risk that these types of events could seriously harm our business is likely to increase as we expand the scope of the services we offer and as we increase the size of our user base.
Moreover, we could be required to disclose certain personal information to PRC governmental authorities for the purpose of, among others, safeguarding national security, investigating crimes, investigating infringement of information network communication rights, and cooperating with the supervision and inspection of telecommunication regulatory authorities. Disclosing personal information under such circumstances may cause our users to lose trust in our ability to safeguard their privacy. Failure to comply with these requirements could subject us to administrative penalties or other regulatory or enforcement actions.
Our business is subject to complex and evolving PRC laws and regulations regarding cybersecurity and information security. Any failure or perceived failure to comply with these laws and regulations could result in penalties, claims, changes to our business practices, negative publicity, legal proceedings, increased cost of operations, or declines in user growth or engagement, or otherwise harm our business. We are currently subject to cybersecurity review by regulatory authorities in China, which could materially and adversely affect our business, results of operations and financial condition.
Regulatory authorities in China have enhanced data protection and cybersecurity regulatory requirements. These laws continue to develop, and the PRC government may adopt other rules and restrictions in the future. Different PRC regulatory bodies, including the Standing Committee of the National People’s Congress, or the SCNPC, the Ministry of Industry and Information Technology, or the MIIT, the Cyberspace Administration of China, the CAC, the Ministry of Public Security, or the MPS and State Administration of Market Regulation, or the SAMR, have enforced data privacy and protections laws and regulations with varying standards and applications, which may create difficulties in ensuring full compliance and increase our operating cost. Non-compliance could result in penalties or other significant legal liabilities.
Numerous regulations, guidelines and other measures have been and are expected to be adopted under the PRC Cybersecurity Law. For example, the PRC government promulgated the Measures for Cybersecurity Review in April 2020, which became effective in June 2020. Under these measures, critical information infrastructure operators must pass a cybersecurity review when purchasing network products and services which do or may affect national security. On December 28, 2021, the CAC, together with certain other PRC governmental authorities, jointly released the Revised Cybersecurity Review Measures, which took effect on February 15, 2022. Pursuant to the Revised Cybersecurity Review Measures, operators of critical information infrastructure that intend to purchase network products and services and online platform operators engaging in data processing activities that affect or may affect national security must apply for a cybersecurity review. In addition, online platform operators possessing personal information of more than one million users seeking to be listed on foreign stock markets must apply for a cybersecurity review. The Revised Cybersecurity Review Measures set out certain general factors which would be the focus in assessing the national security risk during a cybersecurity review. Pursuant to an announcement posted by the CAC on July 5, 2021, we are subject to the cybersecurity review by the CAC. To facilitate this process, our BOSS Zhipin app has been required to suspend new user registration in China during the review period. As of the date of this annual report, the review process is still ongoing and we are fully cooperating with the regulator in respect of its review. We cannot predict when the review will be completed, what the CAC’s findings will be upon the completion of the review, or what penalties may be imposed on us. We cannot assure you that we will not be found to have non-compliances or other violations of applicable PRC laws and regulations or will not be penalized upon completion of the review. Furthermore, if we were found to be in violation of applicable laws and regulations of the PRC during such review, we could be subject to administrative penalties, such as fines, service suspension, removal of the our app from the relevant app stores, revocation of relevant business permits or licenses, or penalties of other nature that may cause material adverse impact on us. As a result, our business, results of operations and financial condition would be materially and adversely affected.
On July 30, 2021, the PRC State Council promulgated the Regulations on Security Protection of Critical Information Infrastructure, which became effective on September 1, 2021. Pursuant to such regulations, “critical information infrastructure” shall mean any important network facilities or information systems of important industries or fields such as public communication and information service, energy, communications, water conservation, finance, public services,
e-government
affairs and national defense science, and any other important network facilities or information systems which may endanger national security, people’s livelihood and public interest in case of damage, function loss or data leakage. In addition, relevant administration departments of each critical industry and sector, or Protection Departments, shall be responsible to formulate eligibility criteria and determine the critical information infrastructure operator in the respective industry or field. The operators shall be informed about the final determination as to whether they are categorized as critical information infrastructure operators. As of the date hereof, no detailed rules or implementation has been issued by any Protection Departments, and we have not been informed as a critical information infrastructure operator by any governmental authorities. As this regulation is newly issued and the governmental authorities, including Protection Departments, may further formulate detailed rules or explanations with respect to the interpretation and implementation of this regulation, the exact scope of “critical information infrastructure operators” under the current regulatory regime remains unclear, and the PRC governmental authorities may have wide discretion in the interpretation and enforcement of these laws and regulations. Therefore, it is uncertain whether we would be deemed as a critical information infrastructure operator under PRC law in the future.
In the PRC, the internet information is regulated from a national security standpoint. According to the PRC National Security Law, institutions and mechanisms for national security review and administration will be established to conduct national security review on key technologies and IT products and services that affect or may affect national security. The PRC Data Security Law took effect in September 2021 and provides for a security review procedure for the data activities that may affect national security. It also introduces a data classification and hierarchical protection system based on the importance of data to economic and social development, as well as the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, or illegally acquired or used. The appropriate level of protection measures is required to be taken for each respective category of data. It is not clear under the Data Security Law what constitutes “important data” or “state critical data.” If we are deemed to collect “important data” or “state critical data,” we may need to adopt internal reforms in order to comply with the Data Security Law, which may increase the cost of operations, or decline the user growth or engagement, or otherwise harm our business.
In addition, on November 14, 2021, the CAC published a Draft Measures on the Regulations for the Administration of Cyber Data Security, or the Draft Measures for Cyber Data Security, for public comments, which provides that data processors conducting certain activities shall apply for cybersecurity review, among others, including: (i) merger, reorganization or division of online platform operators that have acquired a large amount of data related to national security, economic development or public interests affects or may affect national security. However, there have been no clarifications from the relevant authorities as of the date of this annual report as to the standards for determining whether an activity “affects or may affect national security;” (ii) listing abroad of data processors processing over one million users’ personal information. The Draft

Measures for Cyber Data Security also provide that operators of large internet platforms that set up headquarters, operation centers or R&D centers overseas shall report to the national cyberspace administration and competent authorities. In addition, the Draft Measures for Cyber Data Security also require that data processors processing important data or going public overseas shall conduct an annual data security self-assessment or entrust a data security service institution to do so, and submit the data security assessment report of the previous year to the local branch of CAC before January 31 each year. As of the date of this annual report, this draft has not been formally adopted. Substantial uncertainties exist with respect to the enactment timetable, final content, interpretation and implementation. In general, compliance with the existing PRC laws and regulations and additional laws and regulations related to data security and personal information protection that PRC regulatory bodies may enact in the future may be costly and result in additional expenses to us, and subject us to negative publicity.
While we take measures to comply with applicable cybersecurity and data privacy and protection laws and regulations, we cannot guarantee the effectiveness of the measures undertaken by us and business partners. The activities of third parties such as our customers and business partners are beyond our control. It also remains uncertain whether the future regulatory changes would impose additional restrictions on companies like us. If our business partners violate the PRC Cybersecurity Law and related laws and regulations, or fail to fully comply with the service agreements with us, or if any of our employees fails to comply with our internal control measures and misuses the information, we may be subject to legal liabilities. Any failure or perceived failure to comply with all applicable cybersecurity and data privacy and protection laws and regulations, or any failure or perceived failure of our business partners to do so, or any failure or perceived failure of our employees to comply with our internal control measures, may prevent us from using or providing certain network products and services, result in government enforcement actions and investigations, fines and other penalties such as suspension of our related business, closure of our apps and suspension of new downloads of our apps, as well as subjecting us to negative publicity and legal proceedings or regulatory actions and discouraging current and potential users and customers from using our services, which could have a material adverse effect on our business and results of operations.
In addition, regulatory authorities around the world have adopted or are considering a number of legislative and regulatory proposals concerning data protection. These legislative and regulatory proposals, if adopted, and the uncertain interpretations and application thereof could, in addition to the possibility of fines, result in an order requiring that we change our data practices and policies, which could have an adverse effect on our business and results of operations. The European Union General Data Protection Regulation, or the GDPR, which came into effect on May 25, 2018, includes operational requirements for companies that receive or process personal data of residents of the European Economic Area. The GDPR establishes new requirements applicable to the processing of personal data, affords new data protection rights to individuals and imposes penalties for serious data breaches. Individuals also have a right to compensation under the GDPR for financial or non-financial losses. Although we do not conduct any business in the European Economic Area, in the event that residents of the European Economic Area access our platform and input protected information, we may become subject to provisions of the GDPR.
Content posted or displayed on or linked to our online recruitment platform may be found objectionable by PRC regulatory authorities and may subject us to penalties and other negative consequences.
The PRC government has adopted laws and regulations governing internet and wireless access and the distribution of information over the internet and wireless telecommunications networks. Under these laws and regulations, internet content providers and internet publishers are prohibited from posting or displaying over the internet or wireless networks content that, among other things, violates the principle of the PRC constitution, laws and regulations, impairs the national dignity of China or the public interest, or is obscene, superstitious, fraudulent or defamatory. Furthermore, internet content providers are also prohibited from displaying content that may be deemed by relevant government authorities as instigating ethnical hatred and harming ethnical unity, harming the national religious policy, “socially destabilizing” or leaking “state secrets” of the PRC. Failure to comply with these requirements may result in the revocation of licenses to provide internet content or other approvals, licenses or permits, the closure of the concerned platforms and reputational harm. The operator may also be held liable for any censored information displayed on or linked to their platform. The liabilities and penalties resulting from such non-compliance may
materially and adversely damage our business and results of operations.
On December 15, 2019, the CAC, released the Provisions on Ecological Governance of Network Information Content, or PEGNIC, which came into force on March 1, 2020. The PEGNIC which governs the distribution of information over the internet and wireless telecommunications networks classifies the network information into three categories, namely the “encouraged information,” the “illegal information” and the “undesirable information.” While illegal information is strictly prohibited from distribution, the internet content providers are required to take relevant measures to prevent and resist the production and distribution of undesirable information. PEGNIC further clarifies the duties owed by the internet content providers, such as obligations to improve the systems for user registration, account management, information release review, follow-up comments
review, website ecological management, real-time inspection, emergency response and disposal mechanism for cyber rumor and black industry chain information.
We have designed and implemented procedures to monitor content on our online recruitment platform. However, it may not be possible to determine in all cases the types of content that could result in our liability as a distributor of such content, and we may not be able to capture all violating content in time, especially in instant messaging. If any of the content posted or displayed on our online recruitment platform is deemed by the PRC government to violate any content restrictions, we may not be able to continue to display such content and could become subject to penalties, including confiscation of income, fines, suspension of business and revocation of required licenses, which could materially and adversely affect our business, financial condition and results of operations.
PRC regulatory authorities may also conduct various reviews and inspections on our business operations, especially those related to content distribution, from time to time. If any non-compliance incidents
in our business operations are identified, we may be required to take certain rectification measures in accordance with applicable laws and regulations, or we may be subject to other regulatory actions such as administrative penalties. It may be difficult to determine the type of content or actions that may result in liability to us and, if we are found to be liable, we may be prevented from operating our business in the PRC. Moreover, complying with relevant regulatory requirements may result in limitation to our scope of services, reduction in user engagement or loss of users, diversion of our management team’s attention and increased operational costs and expenses. The costs of compliance with these regulations may continue to increase as a result of more content being made available by an increasing number of users of our online recruitment platform, which may adversely affect our results of operations.
Any lack of or failure to maintain requisite approvals, licenses or permits applicable to our business may have a material and adverse impact on our business, financial condition and results of operations, and compliance with applicable laws or regulations may require us to obtain additional approvals or licenses or change our business model.
Our business is subject to supervision and regulation by various governmental authorities in China. These governmental authorities include the CAC, The Ministry of Commerce, or MOFCOM, the Ministry of Industry and Information Technology, or the MIIT, the State Administration for Market Regulation, or the SAMR, the Ministry of Culture and Tourism, or the MCT, the National Radio and Television Administration, and their corresponding local regulatory authorities. These governmental authorities promulgate and enforce laws and regulations that cover a variety of business activities that relating to our operations, such as provision of internet information, among other things. These regulations in general regulate the entry into, the permitted scope of, as well as approvals, licenses and permits for, the relevant business activities.

We have obtained the value-added telecommunication service license concerning the internet information service, or ICP license, for provision of internet information services. The ICP license is essential to the operation of our existing and future business and is subject to regular government review or renewal. However, we cannot assure you that we can successfully renew our ICP license in a timely manner or at all as required by PRC laws to operate our online recruitment platform. Due to the evolving nature of the interpretation and application of the laws and regulations applicable to our industry in China, we cannot assure you that the permitted scope and other aspects of our ICP license are sufficient as legally required to conduct all of our present business. The scope of our current ICP license does not cover instant information interaction services. The regulatory authorities may determine that the scope of our ICP license is not broad enough to carry on all of our businesses and require that we expand the scope of our ICP license. We may not be able to meet such requirement, because holding a license for providing internet news information, or Internet News Information Service License, is a prerequisite to expanding the scope of our ICP license to include instant information interaction services. However, to our knowledge, Internet News Information Service Licenses are only granted to news providers and state-owned entities in practice. As of the date of this annual report, we had not been subject to any penalties imposed by, or any investigations initiated by, the relevant governmental authorities due to any insufficiency in the scope of our current ICP license, but we may be subject to such penalties or investigations in the future, in which case we may be involved in legal proceedings, have any illegal gains confiscated, have our relevant business suspended, or face other penalties.
As of the date of this annual report, we had not obtained certain approvals, licenses and permits that may be required for some aspects of our operations. According to the PRC Administrative Provisions on Internet
Audio-Visual
Program Services, a provider of online audio-visual service must obtain a license for online transmission of audio-visual programs, or Audio-Visual License issued by the National Radio and Television Administration. We are required to but have not obtained the Audio-Visual License for providing internet audio-visual
program services through our online recruitment platform, including providing certain short educational videos for users, providing in-app
streaming interviewing and allowing users to upload and share short career-related videos. We do not consider such services to be material to our business and the revenues generated through the provision of such services account for an insignificant portion of our total revenues. We are not eligible to apply for an
Audio-Visual
License under the current regulatory regime, because we are not a wholly state-owned or state-controlled
entity as required for this license under PRC law. As of the date of this annual report, we had not been subject to any material penalties imposed by, or any investigations initiated by, the relevant governmental authorities because we provide internet audio-visual program services through our online recruitment platform without an Audio-Visual License, but we may be subject to such penalties or investigations in the future, in which case we may be involved in legal proceedings, have any illegal gains confiscated, have our relevant business suspended, or face other penalties, which we believe would not materially and adversely affect our business, financial conditions and results of operation.
We may be required to apply for and obtain additional licenses, permits or approvals, make additional registrations, update our registrations or expand the scope of our permits and approvals, and we cannot assure you that we will be able to meet these requirements timely, or at all, in the future. As we expand our business scope and explore different business initiatives, the business measures we have adopted or may adopt in the future may be challenged under PRC laws and regulations. For instance, while we believe we are not subject to any online game virtual currency laws and regulations for certain virtual tokens we offer in our mobile applications, the PRC government authorities may take a view contrary to ours. As a result, we may be required to obtain additional approvals or licenses. If we fail to timely obtain, maintain or renew all the required licenses or permits or make all the necessary filings, we may be subject to various penalties or other regulatory actions, such as confiscation of revenues from the unlicensed activities, the imposition of fines and the discontinuation or restriction of our operations. Any such penalties may disrupt our operations and materially and adversely affect our business, financial condition and results of operations.

Our business is subject to the complex and evolving laws and regulations in China. Many of these laws and regulations are subject to change and uncertain interpretation, and could result in claims, changes to our business practices, monetary penalties, increased cost of operations, or declines in user growth or engagement, or otherwise harm our business.
We are subject to a variety of laws and regulations that involve matters important to or may otherwise impact our business, including, among others, provision of value-added telecommunications services, talent intermediary services, information security and censorship, foreign exchange and taxation. See also “Item 4. Information on the Company—B. Business Overview—Regulations.” The introduction of new products and services may subject us to additional laws, regulations, or other government scrutiny.
These laws and regulations are continually evolving and may change significantly. As a result, the application, interpretation, and enforcement of these laws and regulations are often uncertain, particularly in the rapidly evolving industry in which we operate. In addition, these laws and regulations may be interpreted and applied inconsistently by different agencies or authorities, and inconsistently with our current policies and practices. These laws and regulations may also be costly to comply with, and such compliance or any associated inquiries or investigations or any other government actions may

•	delay or impede our development of new services,

•	result in negative publicity, increase our operating costs,

•	require significant management time and attention, and

•
subject us to remedies, administrative penalties and even criminal liabilities that may harm our business, including fines assessed for our current or historical operations, or demands or orders that we modify or cease existing business practices.

The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case that restrict or otherwise unfavorably impact the ability or manner in which we provide our services could require us to change certain aspects of our business to ensure compliance, which could decrease demand for our products and services, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, our business, financial condition and results of operations could be adversely affected.
If our job seekers’ or employers’ profiles
are out-of-date, inaccurate,
fraudulent or lack credible information, we may not be able to effectively create value for our users, which could materially and adversely impact our reputation and business prospects.
We adopt a comprehensive suite of registration procedures to verify the identity of our job seekers and enterprise users, and we also have ongoing risk assessment procedures for enterprise users. Our intelligence system detects suspicious user input that may undermine the integrity of the community and will then require such users to go through additional authentication procedures. With these rigorous verification procedures in place, we still cannot assure you that we will be able to remove all the job seekers and enterprise users that submit out-of-date, inaccurate,
fraudulent or otherwise incredible profile information to our database. If we are not able to effectively filter out these job seekers and enterprise users, our users that submit legit and accurate profile information may be misled or even defrauded by them, wasting their time and resources in the process, and our reputation and business prospects will also be materially and adversely impacted as a result.
If user traffic to our online recruitment platform stagnates or declines for any reason, our operating and financial prospects may be harmed.
Our ability to attract and maintain user traffic to our online recruitment platform is important for our continuing growth. If user traffic to our online recruitment platform stagnates or declines for any reason, our business and results of operations may be harmed. We depend in part on various app stores, internet search engines and portals to direct a significant amount of user traffic to our mobile applications. However, the amount of user traffic directed to our mobile applications is not entirely within our control. Our competitors’ better relationship with certain app stores or social media platforms, greater online presence or news coverage, and more search engine optimization efforts may result in their mobile applications and websites receiving more directed user traffic or a higher search result page ranking than ours. App stores could recommend mobile applications from our competitors more prominently than they do ours, social media platforms may direct more attention to products and services from our competitors, and internet search engines could revise their methodologies, which may adversely affect the placement of our search result page ranking. Any such changes could decrease user traffic to our mobile applications and websites and adversely affect the growth of our user base, which may in turn harm our business and operating results.
We may need additional capital, and we may be unable to obtain such capital in a timely manner or on acceptable terms, or at all.
To pursue our business objectives and respond to business opportunities, challenges or unforeseen circumstances, including to improve our brand awareness, develop new services or further improve existing services, expand into new markets and acquire complementary businesses and technologies, we may require additional capital from time to time. However, additional funds may not be available when we need them on reasonable terms, or at all. Our ability to obtain additional capital is subject to a variety of uncertainties, including:

•	our market position and competitiveness in the industry where we operate;

•	our future profitability, overall financial condition, results of operations and cash flows;

•	general market conditions for capital raising activities by online recruitment services companies in China; and

•	economic, political and other conditions in China.
If we are unable to obtain additional capital in a timely manner or on acceptable terms, or at all, our ability to continue to pursue our business objectives and respond to business opportunities, challenges or unforeseen circumstances could be significantly limited, and our business, results of operations, financial condition and prospects could be materially and adversely affected. In addition, our future capital needs and other business reasons could require us to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity or equity-linked securities could dilute our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations or our ability to pay dividends to our shareholders.
We face risks associated with the misconduct of our employees, business partners and their employees and other related personnel, and we may be subject to allegations, harassing or other detrimental conduct by third parties and other forms of negative publicity, which could harm our reputation and cause us to lose market share and users.
We rely on our employees to maintain and operate our business and have implemented internal policies to guide the actions of our employees. However, we do not have full control over every action of our employees, and any misbehavior of our employees could materially and adversely affect our reputation and business. For example, if our employees download pirated software to their work computers or perform other unauthorized actions on our technology systems, we may be exposed to security breaches. Despite the security measures we have implemented, our systems and procedures and those of our business partners may be vulnerable to security breaches, acts of vandalism, software viruses, misplaced or lost data, programming or human errors or other similar events caused by our employees, our business partners and their employees and other related personnel, which may disrupt our delivery of services or expose the identities and confidential information of our users and personnel. If an actual or perceived breach of our security occurs, the market perception of the effectiveness of our security measures could be harmed, we may lose current and potential users, and we may be exposed to legal and financial risks, including those from legal claims, regulatory fines and penalties, which in turn could adversely affect our business, reputation and results of operations.

With respect to employees, we could also in the future face a wide variety of claims, including discrimination (for example, based on gender, age, race or religious affiliation), sexual harassment, privacy, labor and employment claims. Often these cases raise complex factual and legal issues, and the result of any such claims are inherently unpredictable. Claims against us, whether meritorious or not, could require significant amounts of management time and corporate resources to defend, could result in significant media coverage and negative publicity, and could be harmful to our reputation and our brands. If any of these claims were to be determined adversely to us, or if we were to enter settlement arrangements, we could be exposed to monetary damages or be forced to change the way in which we operate our business, which could have an adverse effect on our business, financial condition and results of operations.
We also work with our business partners in our business operation, and their performance affects the image of our brands. However, we do not directly supervise them in providing services to us or our users. Although we generally select business partners with strong reputation and track record, we may not be able to successfully monitor, maintain and improve the quality of their services. In the event of any unsatisfactory performance by our business partners and/or their employees, our business operation may be negatively impacted and our users may experience disruptions in services or decline in service quality, which may materially and adversely affect our reputation, our ability to retain and expand our user base, and our business, financial condition and results of operations.
Our online recruitment platform depends on effective interoperation with mobile and computer operating systems, hardware, networks, regulations, and standards that we do not control. Changes in our online recruitment platform or to those operating systems, hardware, networks, regulations, or standards may seriously harm our user retention, growth, and engagement. Our business depends on our ability to maintain and scale our technology infrastructure. Any service disruption in our services could damage our reputation, result in a potential loss of users and decrease in user engagement, and seriously harm our business.
Our online recruitment platform, especially its mobile applications, must remain interoperable with popular operating systems, such as iOS and Android, and related hardware. We have no control over these operating systems or hardware, and any changes to these systems or hardware that degrade the functionality of our services, or give preferential treatment to competitive online platforms, could seriously harm usage of our online recruitment platform. We plan to continue to introduce new services in the future. It may take time to optimize such services to function with these operating systems and hardware, thereby impacting the popularity of such services.
To deliver high quality products and services through our online recruitment platform, it is crucial that our online recruitment platform works well with a range of mobile technologies, systems, networks, regulations and standards that we do not control. In particular, any future changes to iOS or Android operating systems may impact the accessibility, speed, functionality and other performance aspects of our online recruitment platform.
Our business and the continuing performance, reliability and availability of our technology systems and online recruitment platform also depend on the performance and reliability of China’s internet, mobile, and other infrastructures that are not under our control. Disruptions in internet infrastructure or the failure of telecommunications network operators to provide us with the bandwidth needed to provide our products and services may interfere with the speed and availability of our products and services on our online recruitment platform. If our online recruitment platform is unavailable when users attempt to access them, or if our online recruitment platform does not respond as quickly as users expect, users may not return to use our online recruitment platform as often in the future, or at all, and may use our competitors’ products or services instead. In addition, we have no control over the costs of the services provided by China’s telecommunications operators. If mobile internet access fees or other charges to internet users increase, user traffic may decrease, which may in turn cause our revenues to significantly decrease.

We have been and may in the future be subject to legal proceedings during the course of our business operations. Our directors, management, shareholders and employees also have been and may in the future be subject to legal proceedings, which could adversely affect our reputation and results of operations.
From time to time, we are subject to allegations, and may be party to legal claims and regulatory proceedings, relating to our business operations and business partners. Such allegations, claims and proceedings may be brought by third parties, including users, employees, business partners, governmental or regulatory bodies, competitors or other third parties, and may include class actions. The outcome of litigation, particularly class action lawsuits, is difficult to assess or quantify. Plaintiffs in these types of lawsuits may seek recovery of very large or indeterminate amounts, and the magnitude of the potential loss relating to such lawsuits may remain unknown for substantial periods of time. We may incur significant expenses related to such proceedings, which may negatively affect our operating results if changes to our business operations are required. There may also be negative publicity associated with litigation that could decrease user acceptance of our online recruitment services, regardless of whether the allegations are valid or whether we are ultimately found liable. In addition, our directors, management, shareholders and employees may from time to time be subject to litigation, regulatory investigations, proceedings and/or negative publicity or otherwise face potential liability and expense in relation to commercial, labor, employment, securities or other matters, which could adversely affect our reputation and results of operations. As a result, litigation may adversely affect our business, financial condition, results of operations or liquidity.
We and certain of our officers and directors have been named as defendants in a putative securities class action filed on July 12, 2021 in the U.S. District Court for the District of New Jersey, captioned
Bell v. Kanzhun
Limited et al
, No.
2:21-cv-13543.
See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal and Administrative Proceedings” for more details. We are currently unable to estimate the potential loss, if any, associated with the resolution of this lawsuit, if it proceeds. We anticipate that we will continue to be a target for lawsuits in the future, including class action lawsuits brought by shareholders. There can be no assurance that we will be able to prevail in our defense or reverse any unfavorable judgment on appeal, and we may decide to settle lawsuits on unfavorable terms. Any adverse outcome of this kind of cases, including any plaintiffs’ appeal of the judgment in these cases, could result in payments of substantial monetary damages or fines, or changes to our business practices, and thus have a material adverse effect on our business, financial condition, results of operation, cash flows and reputation. In addition, there can be no assurance that our insurance carriers will cover all or part of the defense costs, or any liabilities that may arise from these matters. The litigation process may utilize a significant portion of our cash resources and divert management’s attention from the day-to-day
operations of our company, all of which could harm our business. We also may be subject to claims for indemnification related to these matters, and we cannot predict the impact that indemnification claims may have on our business or financial results.
The
ongoing COVID-19 pandemic
could adversely affect our business, results of operations and financial condition.
The
ongoing COVID-19 pandemic
has continued to spread across the world and has created unique global and industry-wide challenges. COVID-19 has
resulted in quarantines, travel restrictions, and the temporary closure of offices and facilities in China and many other countries.
New COVID-19 variants
have also emerged across the globe, potentially extending the period during which COVID-19 will
negatively impact the global economy.
Our revenue growth was negatively impacted in the first quarter of 2020 by the COVID-19 pandemic.
We started to recover in late first quarter of 2020. People may spend less time at home or online and more time on outdoor activities going forward due to possibilities such as availability of effective vaccines and loosening of restrictions on travel and public gatherings. The increased unemployment and reduced income to both job seekers and businesses resulting from COVID-19 could
also hinder the disposable income job seekers can spend on our products and services and lessen the hiring willingness and budgets of our enterprise users. In addition, we may need to make adjustments to operation hours, make work-from-home arrangements and even temporarily close our offices in the event that COVID-19 strikes
in a future wave, and we may experience lower work efficiency and productivity during such period. While we might have benefited from the increased online traffic resulting from
COVID-19
to our online recruitment platform, there is no guarantee that we can rely on such benefit in the future.
China has recently experienced upticks in
COVID-19
cases that have prompted selective restrictions in affected regions. Certain travel restrictions and other limitations were imposed in various provinces in response to these new cases. The longer-term trajectory of
COVID-19
and the effects of mutations in the virus, both in terms of scope and intensity of the pandemic, together with their impact on our industry and the broader Chinese economy, are still difficult to assess or predict, and they pose significant uncertainties that will be difficult to quantify.
The potential downturn brought by and the duration of
the COVID-19 pandemic
may be difficult to assess or predict, and any associated negative impact on us will depend on many factors beyond our control. The extent to which the COVID-19 pandemic
impacts our long-term results remains uncertain, and we are closely monitoring its impact on us. Our business, results of operations, financial conditions and prospects could be adversely affected directly, as well as indirectly to the extent that the ongoing COVID-19 pandemic
harms the Chinese and global economy in general. To the extent the COVID-19 pandemic
adversely affects our business and financial results, it may also heighten many of the other risks described in this “Risk Factors” section.
Our operating metrics are subject to inherent challenges in measurement, and real or perceived inaccuracies in those metrics may materially and adversely affect our business and operating results.
We regularly review operating metrics, such as the number of our paid enterprise customers and MAU, to evaluate growth trends, measure our performance and make strategic decisions. These metrics are calculated using internal company data and have not been validated by an independent third party. While these numbers are based on what we believe to be reasonable estimates for the applicable period of measurement, there are inherent challenges in measuring usage and user engagement across our large user base. Errors or inaccuracies in our metrics could result in incorrect business decisions and inefficiencies. For example, if a significant understatement or overstatement of the number of users were to occur, we may expend resources to implement unnecessary business measures or fail to take required actions to attract a sufficient number of users to satisfy our growth strategies.
Our measures of operating metrics may differ from estimates published or adopted by third parties, including but not limited to business partners, market and investment research organizations (including short-selling research firms), investors and media, or from similarly titled metrics used by our competitors or other companies in the relevant industries due to differences in methodology and assumptions. If these third parties do not perceive our operating metrics to be accurate representations of operations, or if we discover material inaccuracies in our operating metrics, our brand value and reputation may be materially harmed, our users and business partners may be less willing to allocate their resources or spending to us, and we may face lawsuits or disputes in relation to the inaccuracies. As a result, our business and operating results may be materially and adversely affected.
Computer and mobile malware, viruses, hacking and phishing attacks, spamming and improper or illegal use of our online recruitment platform may affect user experience, which could reduce our ability to attract users and materially and adversely affect our business, financial condition and results of operations.
Computer and mobile malware, viruses, hacking and phishing attacks have become more prevalent in our industry, have occurred on our online recruitment platform in the past, and may occur again in the future. Although it is difficult to determine what, if any, direct harm may result from an interruption or attack, any failure to maintain performance, reliability, security and availability of our online recruitment platform and technology infrastructure to the satisfaction of our users may seriously harm our reputation and our ability to retain existing users and attract new users.
In addition, spammers may use our online recruitment platform to send targeted and untargeted spam messages to users, which may affect user experience. In spamming activities, spammers typically create multiple user accounts for the purpose of sending spam messages. Although we attempt to identify and delete accounts created for spamming purposes, we may not be able to effectively eliminate all spam messages from our online recruitment platform in a timely fashion. Our actions to combat spam may also require diversion of significant time and focus of our technology team from improving our online recruitment platform. As a result, our users may use our online recruitment platform less or stop using them altogether, which may result in continuing operational costs to us.
Pursuant to the PRC Data Security Law, entities carrying out data processing activities shall establish a sound data security management system, organize data security education and training, and take corresponding technical measures and other necessary measures to ensure data security, in accordance with the provisions of laws and regulations. Risk-monitoring shall be strengthened when carrying out data processing activities, and remedial measures shall be taken immediately upon discovery of any data security defect or bug, disposal measures shall be taken immediately upon occurrence of any data security incident, users shall be timely notified in accordance with the relevant provisions and reports shall be made to relevant competent authorities. Failure to fulfil aforementioned obligations may subject us to rectification order, warning, fines, suspension of relevant business or suspension of our operation as a whole for rectification, or revocation of relevant business permit or business license.
If the software used in our online recruitment platform and technology systems contains undetected programming errors or vulnerabilities, our business could be adversely affected.
Our online recruitment platform and technology systems rely on software, including software developed or maintained internally and/or by third parties. In addition, our online recruitment platform and technology systems depend on the ability of such software to store and process large amount of data. The software on which we rely in the past has contained, and may now or in the future contain, undetected programming errors, bugs, or vulnerabilities. Some errors may only be discovered after the code has been released for external or internal use. Errors, vulnerabilities, or other design defects within the software on which we rely may result in a negative experience for users using our online recruitment platform, delay introductions of new features or enhancements, result in errors or compromise our ability to protect the data of our users and/or our intellectual property or lead to reductions in our ability to provide some or all of our services. In addition, any errors, bugs, vulnerabilities, or defects discovered in the software on which we rely, and any associated degradations or interruptions of service, could result in harm to our reputation and loss of users, which could adversely affect our business, financial condition and operation results.
Our online recruitment platform and technology systems contain open source software, which may pose particular risk to our proprietary software and online recruitment platform features and functionalities in a manner that negatively affect our business.
We use open source software in our online recruitment platform and technology systems and will continue to use open source software in the future. To handle risks in this regard, we have set up an internal system that monitors any change in the source code of any open source software we use in our operation, made risk management plan for open source software, and increasingly invested in developing our proprietary software. Despite these risk management efforts, open source software licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to provide our services through the various features and functionalities of our online recruitment platform. Additionally, we may face claims from third parties claiming ownership of, or demanding release of, the open source software or derivative works that we developed using such software. These claims could result in litigation and could require us to make our software source code freely available, purchase a costly license or cease offering the implicated services unless and until we can re-engineer them
to avoid infringement.
This re-engineering process
could require significant additional technology and development resources, and we may not be able to complete it successfully.
We are dependent on app stores to distribute our mobile applications.
We offer our online recruitment services through our online recruitment platform, an important component of which is our mobile applications. Our mobile applications are offered via app stores operated by third parties, such as Apple App Store and various Android app stores, which could suspend or terminate our users’ access to our mobile applications, increase access costs or change the terms of access in a way that makes our mobile applications less desirable or harder to access. As such, the promotion, distribution and operation of our mobile applications are subject to such distribution platforms’ standard terms and policies for application developers, which are subject to the interpretation of, and frequent changes by, these distribution channels. If Apple’s app store or any Android app stores interpret or change their standard terms and conditions in a manner that is detrimental to us, or terminate their existing relationship with us, our business, financial condition and results of operations may be materially and adversely affected. In the future, it is possible that compliance requirements of app stores may cause us to suspend our mobile applications from such stores. As a result, our ability to expand our user base may be hindered if potential users experience difficulties in or are barred from accessing our mobile applications. Any such incident may adversely affect our brands and reputation, business, financial condition and results of operations.
We are subject to risks relating to third-party online payment platforms.
Currently, we collect payments for our services through third-party online payment systems. In all these online payment transactions, secured transmission of confidential information such as our users’ credit card numbers and personal information over public networks is essential to maintaining users’ trust and confidence on our online recruitment platform.
We do not have control over the security measures of our third-party online payment vendors. Any security breaches of the online payment systems that we use could expose us to litigation and possible liability for failing to secure confidential user information and could, among other things, damage our reputation and the perceived security of all of the online payment systems that we use. If a well-publicized internet or mobile network security breach were to occur, users may become reluctant to pay for our services even if the publicized breach did not involve payment systems or methods used by us. In addition, billing software errors could damage user confidence in these online payment systems. If any of the above were to occur and damage our reputation or the perceived security of the online payment systems we use, we may lose users and users may be discouraged from purchasing our services, which may have a material adverse effect on our business.
In addition, there are currently only a limited number of reputable third-party online payment systems in China. If any of these major payment systems decides to cease to provide services to us, or significantly increase the percentage they charge us for using their payment systems for our services, our results of operations may be materially and adversely affected.
Our results of operations are subject to fluctuations due to seasonality.
We experience fluctuations in our revenue streams which affect our ability to predict quarterly results. For example, in a given year, our revenue is typically lower in the first quarter as recruitment activities generally slow down around the Chinese New Year. Due to these factors, our revenues may vary materially from quarter to quarter and quarterly results may not be comparable to the corresponding periods of prior years. Such uncertainty makes it difficult for us to predict revenues for a particular quarter. Further, our quarterly sales and marketing expenses are generally the highest in the first quarter of every year as we increase our sales and branding activities during the Chinese New Year season. Therefore, actual results may differ significantly from our targets or estimated quarterly results, which could cause the price of our ADSs to fall.

We may not be able to adequately protect our intellectual property, which could cause us to be less competitive, and third-party infringements of our intellectual property rights may adversely affect our business.
We believe that our patents, copyrights, trademarks and other intellectual property are essential to our success. See also “Item 4. Information on the Company—B. Business Overview—Intellectual Properties.” We have devoted considerable time and energy to the development and improvement of our online recruitment platform and our technology system infrastructure.
We rely on a combination of patent, copyright and trademarks laws, trade secrets protection and other contractual restrictions for the protection of the intellectual property used in our business. Effective intellectual property protection may not be available or may not be sought, and contractual disputes may affect the use of the intellectual property governed by private contract. Although our contracts with users and business partners typically prohibit the unauthorized use of our brands, images and other intellectual property rights, there can be no assurance that they will always comply with these terms. These agreements may not effectively prevent the unauthorized use of our intellectual properties or disclosure of confidential information and may not provide an adequate remedy for such unauthorized use or disclosure of personal information. Although we enter into confidentiality and non-disclosure
agreements with our employees, and we also have in place various relevant internal rules and polices that require compliance from our employees, these agreements could be breached, the internal rules and policies could be violated, we may be involved in disputes in respect of these agreements and internal rules and policies for which we may not have adequate remedies, and our proprietary technology, know-how
or other intellectual property could otherwise become known to third parties. In addition, third parties may independently discover trade secrets and proprietary information, limiting our ability to assert any trade secret rights against such parties.
While we actively take steps to protect our proprietary rights, such steps may not be adequate to prevent the infringement or misappropriation of our intellectual property. As of the date of this annual report, we had not registered certain patents, copyrights and trademarks for certain goods, services or technology we use in our business or in connection with our operation. We also cannot assure our registered trademarks have covered an adequate scope of our existing and future business operations and as of the date of this annual report, we were in the process of registering certain trademarks that are necessary based on the current scope of our business. However, there can be no assurance that any of our trademark applications will ultimately proceed to registration or will result in registration with adequate scope for our business, particularly if such requested trademarks are found to conflict with the registered trademarks owned by third parties, including our competitors. Some of our pending applications or registrations may be successfully challenged or invalidated by others. If our trademark applications are not successful, we may have to use different marks for affected services, or seek to enter into arrangements with any third parties who may have prior registrations, applications or rights, which might not be available on commercially reasonable terms, if at all.
It is often difficult to maintain and enforce intellectual property rights in China. Statutory laws and regulations are subject to judicial interpretation and their enforcement may lack consistency. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our related contractual rights in China. Preventing any unauthorized use of our proprietary technology, trademarks and other intellectual property is difficult and expensive, and litigation may be necessary in the future to enforce our intellectual property rights. Future litigation could result in substantial costs and diversion of our resources, and could disrupt our business, as well as materially and adversely affect our financial condition and results of operations.
We have been and may be in the future subject to intellectual property infringement claims or other allegations by third parties, which may materially and adversely affect our business, financial condition and prospects.
We have ever been and may in the future be subject to intellectual property infringement claims or other allegations by third party owners or right holders of patents, copyrights, trademarks, trade secrets and content for services we provide or for information or content displayed on, retrieved from or linked to, recorded, stored or made accessible on our online recruitment platform, or otherwise distributed to our users, including in connection with the music, movies and videos played, recorded, stored or made accessible on our online recruitment platform during user profile display or advertisement display, which may materially and adversely affect our business, financial condition and prospects.
Generally, companies in the internet-related industries are frequently involved in litigation based on allegations of infringement of intellectual property rights, unfair competition, invasion of privacy, defamation and other violations of other parties’ rights. The validity, enforceability and scope of protection of intellectual property rights in internet-related industries, particularly in China, are uncertain and still evolving. As we face increasing competition and as litigation becomes a more common method for resolving commercial disputes in China, we face a higher risk of being the subject of intellectual property infringement claims or other legal proceedings.
We allow users to upload text, pictures, audio, video and other content to our online recruitment platform and users to download, share, link to and otherwise access other content on our online recruitment platform. Under relevant PRC laws and regulations, online service providers, which provide storage space for users to upload works or links to other services or content, could be held liable for copyright infringement under various circumstances, including situations where the online service provider knows or should reasonably have known that the relevant content uploaded or linked to on its platform infringes upon the copyright of others and the online service provider failed to take necessary actions to prevent such infringement. We have procedures implemented to reduce the likelihood that content might be used without proper licenses or third-party consents. However, these procedures may not be effective in preventing the unauthorized posting or distribution of copyrighted content, and we may be considered failing to take necessary actions against such infringement. Therefore, we may face liability for copyright or trademark infringement, defamation, unfair competition, libel, negligence, and other claims based on the nature and content of the materials that are delivered, shared or otherwise accessed through our online recruitment platform.
Defending claims is costly and can impose a significant burden on our management and employees, and there can be no assurance that favorable final outcomes will be obtained in all cases. Such claims, even if they do not result in liability, may harm our reputation. Any resulting liability or expenses, or changes required to be made to our online recruitment platform to reduce the risk of future liability, may have a material adverse effect on our business, financial condition and prospects.
Our advertising content may subject us to penalties and other administrative actions.
Under PRC advertising laws and regulations, we are obligated to monitor our advertising content to ensure that such content is true and accurate and in full compliance with applicable laws and regulations. Violation of these laws and regulations may subject us to penalties, including fines, confiscation of our advertising income, orders to cease dissemination of the advertisements and orders to publish an announcement correcting the misleading information. In circumstances involving serious violations by us, PRC governmental authorities may force us to terminate our advertising operations or revoke our licenses. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Advertisement.”
While we have made significant efforts to ensure that our advertisements are in full compliance with applicable PRC laws and regulations, we cannot assure you that all the content contained in such advertisements is true and accurate as required by the advertising laws and regulations, especially given the uncertainty in the interpretation of these PRC laws and regulations. If we are found to be in violation of applicable PRC advertising laws and regulations, we may be subject to penalties and our reputation may be harmed, which may negatively affect our business, financial condition, results of operations and prospects.

Increasing focus with respect to environmental, social and governance matters may impose additional costs on us or expose us to additional risks. Failure to comply with the laws and regulations on environmental, social and governance matters may subject us to penalties and adversely affect our business, financial condition and results of operations.
The PRC government and public advocacy groups have been increasingly focused on environment, social and governance, or ESG, issues in recent years, making our business more sensitive to ESG issues and changes in governmental policies and laws and regulations associated with environment protection and other
ESG-related
matters. Investor advocacy groups, certain institutional investors, investment funds, and other influential investors are also increasingly focused on ESG practices and in recent years have placed increasing importance on the implications and social cost of their investments. Regardless of the industry, increased focus from investors and the PRC government on ESG and similar matters may hinder access to capital, as investors may decide to reallocate capital or to not commit capital as a result of their assessment of a company’s ESG practices. Any ESG concern or issue could increase our regulatory compliance costs. If we do not adapt to or comply with the evolving expectations and standards on ESG matters from investors and the PRC government or are perceived to have not responded appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so, we may suffer from reputational damage and the business, financial condition, and the price of our ADSs could be materially and adversely effected.
Existing or future strategic alliances, long-term investments and acquisitions may have a material and adverse effect on our business, reputation and results of operations.
We may enter into strategic alliances, including joint ventures or minority equity investments, with various third parties to further our business purpose from time to time. These alliances could subject us to a number of risks, including risks associated with sharing proprietary information, non-performance by
the third party and increased expenses in establishing new strategic alliances, any of which may materially and adversely affect our business. We may have limited ability to monitor or control the actions of these third parties and, to the extent any of these strategic third parties suffers negative publicity or harm to their reputation from events relating to their business, we may also suffer negative publicity or harm to our reputation by virtue of our association with any such third party.
In addition, if appropriate opportunities arise, we may acquire additional assets, products, technologies or businesses that are complementary to our existing business. Future acquisitions and the subsequent integration of new assets and businesses into our own would require significant attention from our management and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our business operations. Acquisitions may not achieve our goals and could be viewed negatively by users, business partners or investors. Acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities, the occurrence of significant goodwill impairment charges, amortization expenses for other intangible assets and exposure to potential unknown liabilities of the acquired business. Moreover, the costs of identifying and consummating acquisitions may be significant. In addition to possible shareholders’ approval, we may also have to obtain approvals and licenses from relevant governmental authorities for the acquisitions and to comply with any applicable PRC laws and regulations, which could result in increased delay and costs.
Our business depends substantially on the continuing efforts of our executive officers and other key employees. If we lose their services or do not plan their succession effectively, our business operations and growth prospects may be materially and adversely affected.
Our future success depends heavily on the continuing services of our executive officers and other key employees. In particular, we rely on the expertise, experience and vision of our Founder, Chairman and Chief Executive Officer, Mr. Peng Zhao, as well as other members of our senior management team. If one or more of our executive officers or other key employees were unable or unwilling to continue their services with us or are otherwise subject to any legal or regulatory liabilities in their personal capacity or otherwise, we might not be able to replace them easily, in a timely manner, or at all. Competition for qualified talent is intense, there can be no assurance that we will be able to attract or retain qualified employees. As a result, our business may be materially and adversely affected, our financial condition and results of operations may be severely affected, and we may incur additional expenses to recruit, train and retain key personnel.
Moreover, if any of our executive officers or other key employees joins a competitor or forms a competing company, we may lose know-how, trade
secrets, business partners, user base and market share. Each of our executive officers and key employees has entered into an employment agreement, a confidentiality and intellectual property ownership agreement and a non-compete agreement.
However, these agreements may be deemed invalid or unenforceable under PRC laws and other applicable laws and regulations in other jurisdictions. If any dispute arises between our executive officers or key employees and us, there can be no assurance that we would be able to enforce these agreements in China and other jurisdictions, where these executive officers and key employees may reside.
Effective succession planning is also important to the long-term success of our business. If we fail to ensure effective transfer of knowledge and smooth transitions involving key employees, it could significantly hinder our strategic planning and execution. The loss of senior management or any ineffective transitions in management could delay or prevent the achievement of our development and strategic objectives, which could adversely affect our business, financial condition, results of operations, and cash flows.
Competition for qualified personnel is often intense. If we are unable to recruit, train and retain sufficient qualified personnel while controlling our labor costs, our business may be materially and adversely affected.
Our ability to continue to conduct and expand our operations depends on our ability to attract and retain a large and growing number of qualified personnel in China and also globally. Our ability to meet our labor needs, including our ability to find qualified personnel to fill positions that become vacant, while controlling labor costs, is generally subject to numerous external factors, including the availability of a sufficient number of qualified persons in the markets where we operate, unemployment levels within those markets, prevailing wage rates, changing demographics, health and other insurance costs and adoption of new or revised employment and labor laws and regulations. If we are unable to locate, attract or retain qualified personnel, or manage leadership transition successfully, the quality of service we provide to users may decrease and our financial performance may be adversely affected. In addition, if our costs of labor or related costs increase for other reasons or if new or revised labor laws, rules or regulations or healthcare laws are adopted or implemented that further increase our labor costs, our financial performance could be materially and adversely affected.
We may not have sufficient insurance to cover our business risks, so that any uninsured occurrence of business disruption may result in substantial costs to us and the diversion of our resources, which could have an adverse effect on our results of operations and financial condition.
We provide social security insurance for our employees as required by PRC law, and we also provide supplemental commercial medical insurance for our employees. We do not maintain business interruption insurance or key-man insurance.
We consider this practice to be reasonable in light of the nature of our business, which is in line with the practices of other companies of similar size in the same industry in China. In addition, insurance companies in China currently offer limited business-related insurance products. Any uninsured occurrence of business disruption, litigation or natural disaster, or significant damages to our uninsured equipment or facilities could disrupt our business operations, requiring us to incur substantial costs and divert our resources, which could have an adverse effect on our business, financial condition and results of operations could be materially and adversely affected.

If we fail to maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results, meet our reporting obligations or prevent fraud.
In connection with the audit of our consolidated financial statements as of and for the fiscal years ended December 31, 2019 and 2020, we and our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, or PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.
The material weaknesses that have been identified relate to (i) our lack of sufficient competent financial reporting and accounting personnel with appropriate understanding of U.S. GAAP to address complex U.S. GAAP technical accounting issues and to prepare and review the consolidated financial statements and related disclosures in accordance with U.S. GAAP and financial reporting requirements set forth by the SEC, and (ii) our lack of period-end financial
closing policies and procedures for preparation of consolidated financial statements and related disclosures in accordance with U.S. GAAP and financial reporting requirements set forth by the SEC.
We have implemented a number of measures to address material weaknesses that have been identified during the IPO, including: (i) we have hired additional qualified financial and accounting staff with working experience with U.S. GAAP and SEC reporting requirements; (ii) we have established clear roles and responsibilities for accounting and financial reporting staff to address complex accounting and financial reporting issues; (iii) we have clarified reporting requirements and established effective oversight to address complex and non-recurring
transactions and related accounting issues; (iv) we have developed and implemented a comprehensive and effective period-end
closing process, especially for complex and
non-recurring
transactions to ensure financial statements and related disclosures are in compliance with U.S. GAAP and SEC reporting requirements; (v) we have established an internal audit team to enhance internal controls and assess the design and effectiveness of our internal controls; and (vi) we are conducting regular U.S. GAAP accounting and financial reporting training programs for accounting and financial reporting personnel. Although the aforementioned remediation measures were implemented, these measures will require validation and testing of the operating effectiveness of internal controls over a sustained period of financial reporting cycles. As a result, the previously identified material weaknesses still existed as of December 31, 2021. We will continue to implement measures to remediate the material weaknesses. However, we cannot assure you that all these measures will be sufficient to remediate our material weaknesses in time, or at all.
We are a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, requires that we include a report from management on our internal control over financial reporting in our annual report on
Form 20-F beginning
with our annual report for the fiscal year ending December 31, 2022. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal control over financial reporting or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, as a result of becoming a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.
During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other weaknesses or deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with

Section 404. Generally speaking, if we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions.
We have granted and expect to continue to grant share-based awards in the future under our share incentive plan, which may result in increased share-based compensation expenses.
In order to attract and retain qualified employees, provide incentives to our directors and employees, and promote the success of our business, we adopted a share incentive plan in September 2020, which was amended and restated in May 2021 (as so amended and restated, the “2020 Share Incentive Plan”). The maximum aggregate number of ordinary shares that may be issued under the 2020 Share Incentive Plan is 145,696,410, and commencing in 2022, it will be increased on the first day of each fiscal year by 1.5% of our total number of issued and outstanding shares on an as-converted
basis on the last day of the immediately preceding calendar year; after five of such automatic annual increases, our board of directors will determine the amount of annual increases, if any, to the maximum number of ordinary shares issuable under the 2020 Share Incentive Plan. As of February 28, 2022, options and restricted share units to purchase 83,902,708 of our Class A ordinary shares had been granted and outstanding, excluding options that were forfeited or canceled after the relevant grant dates. For the years ended December 31, 2019, 2020 and 2021, we recorded RMB34.3 million, RMB657.2 million and RMB1.9 billion (US$301.9 million) in share-based payment expenses, respectively.
We believe the granting of share-based awards is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based awards to employees in the future. As a result, our expenses associated with share-based payment expenses may increase, which may have an adverse effect on our results of operations.
We face certain risks related to our leased properties.
We lease real properties in China from third parties primarily as office space. We have not registered some of our lease agreements for these properties with the PRC governmental authorities as required by PRC law. Although the failure to do so does not in itself invalidate the lease agreements, we may be ordered by the PRC government authorities to rectify such noncompliance and, if such noncompliance is not rectified within a given period of time, we may be subject to fines imposed by PRC government authorities ranging from RMB1,000 and RMB10,000 for each lease agreement that has not been registered with the relevant PRC governmental authorities. In addition, our use of certain leased properties does not comply with the approved use stipulated in the title certificates of such properties. Our lease agreements may be claimed as null and void by the relevant PRC governmental authorities, and we may not be able to continue to use such leased properties as a result of such non-compliance and
may have to relocate to other premises. In addition, certain of our leased properties were subject to mortgage when we entered our lease agreements. If the ownership of such properties changes as a result of the foreclosure of the mortgage, we may not be able to enforce our rights to the leased properties under the respective lease agreements against the mortgagee. We cannot assure you that suitable alternative locations are readily available on commercially reasonable terms, or at all, and if we are unable to relocate our affected operations in a timely manner, our operations may be adversely affected.
The ownership certificates or other similar proof of most of our leased properties have not been provided to us by the relevant lessors. Therefore, we cannot assure you that such lessors are entitled to lease the relevant real properties to us. If the lessors are not entitled to lease the real properties to us and the owners of such real properties decline to ratify the lease agreements between us and the respective lessors, we may not be able to enforce our rights to lease such properties under the respective lease agreements against the owners. As of the date of this annual report, we were not aware of any claim or challenge brought by any third parties against us or our lessors with respect to the defects in our leasehold interests. If our lease agreements are claimed as null and void by the owners of the leased real properties, we could be required to vacate the properties and incur additional costs, in the event of which we could only initiate the claim against the lessors under relevant lease agreements for indemnities for their breach of the relevant leasing agreements. We cannot assure you that suitable alternative locations are readily available on commercially reasonable terms, or at all, and if we are unable to relocate our officers in a timely manner, our operations may be interrupted.
We face risks related to natural and other disasters, including severe weather conditions or outbreaks of health epidemics, and other extraordinary events, which could significantly disrupt our operations.
In addition to the impact
of COVID-19, our
business could be materially and adversely affected by natural disasters, other health epidemics or other public safety concerns affecting the PRC, and particularly Beijing. Natural disasters may give rise to server interruptions, breakdowns, system failures, technology platform failures, internet failures or other operation interruptions for us and our business partners, which could cause the loss or corruption of data or malfunction of software or hardware as well as adversely affect our ability and the ability of our business partners to conduct daily operations. Our business could also be adversely affected if employees of ours or our business partners are affected by health epidemics. In addition, our results of operations could be adversely affected to the extent that any health epidemic harms the Chinese economy in general.
Our headquarters is located in Beijing, China, where most of our directors and management and the majority of our employees currently reside. Most of our system hardware and the back-up systems
supplied by third-party cloud service providers are hosted in facilities located in China. Consequently, if any natural disasters, health epidemics or other public safety concerns were to affect China and Beijing in particular, our operation may experience material disruptions, which may materially and adversely affect our business, financial condition and results of operations.
Risks Relating to Our Corporate Structure
If the PRC government finds that the agreements that establish the structure for operating some of our operations in China do not comply with PRC laws and regulations relating to the relevant industries, or if these laws and regulations or the interpretation of existing laws and regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.
Foreign ownership in entities that provide internet and other related businesses, including but not limited to, the value-added telecommunication services, internet audio-video program services and radio and television program services, is subject to restrictions under current PRC laws and regulations, unless certain exceptions are available. Specifically, the operation of certain value-added telecommunications services are considered “restricted,” and foreign ownership of an internet information service provider may not exceed 50%. The provision of internet audio-video program services and radio and television program services are considered “prohibited.”
We are a Cayman Islands company and our PRC subsidiaries are considered a foreign-invested enterprise. To ensure compliance with the PRC laws and regulations, we conduct our foreign investment restricted business in China through Beijing Huapin Borui Network Technology Co., Ltd., or the VIE, and its subsidiaries, and the VIE currently holds the value-added telecommunication business license and other licenses necessary for our operation of such restricted business, based on a series of contractual arrangements by and among Beijing Glorywolf Co., Ltd., or our WFOE, the VIE, and shareholders of the VIE. These contractual agreements enable us to (i) exercise effective control over the VIE, (ii) receive substantially all of the economic benefits of the VIE, (iii) have the pledge right over the equity interests in the VIE as the pledgee, and (iv) have an exclusive call option to purchase all or part of the equity interests and/or assets in the VIE when and to the extent permitted by PRC law. Because of these contractual arrangements, we are the primary beneficiary of the VIE in China and hence consolidate its financial results as the variable interest entity under U.S. GAAP. We conduct our operations in China through (i) our PRC subsidiaries and (ii) the VIE with which we maintained these contractual arrangements and their subsidiaries in China. See “Item 4. Information on the Company—C. Organizational Structure” for further details. Investors in our ADSs thus are not purchasing equity interest in the VIE in China but instead are purchasing equity interest in a Cayman Islands holding company with no equity ownership in the VIE.
In the opinion of our PRC legal counsel, Tian Yuan Law Firm, (i) the ownership structures of the VIE and our WFOE in China are not in violation of mandatory provisions of applicable PRC laws and regulations currently in effect; and (ii) the agreements under the contractual arrangements among our WFOE, the VIE, and shareholders of the VIE governed by PRC law are valid and binding upon each party to such arrangements and enforceable against each party thereto in accordance with their terms and applicable PRC laws and regulations currently in effect. However, we have been further advised by our PRC legal counsel that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations.
Our holding company in the Cayman Islands, the VIE, and investments in our Company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIE and, consequently, the business, financial condition, and results of operations of the VIE and our Company as a group. In addition, our ADSs may decline in value or become worthless if we are unable to assert our contractual control rights over the assets of the VIE, which contributed all of our revenues in 2021. Thus, the PRC government may ultimately take a view contrary to the opinion of our PRC legal counsel. If the PRC government otherwise find that we are in violation of any existing or future PRC laws or regulations or lack the necessary permits or licenses to operate our business, the relevant governmental authorities would have broad discretion in dealing with such violation, including, without limitation:

•	revoking the business licenses and/or operating licenses of our PRC entities;

•	imposing fines on us;

•	confiscating any of our income that they deem to be obtained through illegal operations, or imposing other requirements with which we or the VIE may not be able to comply;

•	discontinuing or placing restrictions or onerous conditions on our operations;

•	placing restrictions on our right to collect revenues;

•	shutting down our servers or blocking our online recruitment platform;

•
requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with the VIE and deregistering the equity pledges of the VIE, which in turn would affect our ability to consolidate, derive economic interests from, or exert effective control over the VIE;

•	restricting or prohibiting our use of the proceeds from our financing activities to finance the business and operations of the VIE; or

•	taking other regulatory or enforcement actions that could be harmful to our business.
If the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, our ADSs may decline in value if we are unable to assert our contractual control rights over the assets of the VIE, which conducts substantially all our business operations that generate external revenues. Our holding company in the Cayman Islands, the VIE, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIE and, consequently, significantly affect the financial performance of our company.
Furthermore, any of the aforementioned events could cause significant disruption to our business operations and severely damage our reputation, which would in turn have a material adverse effect on our business, financial condition and results of operations. If occurrences of any of these events results in our inability to direct the activities of the VIE that most significantly impact their economic performance, and/or our failure to receive the economic benefits and residual returns from the VIE, and we are not able to restructure our ownership structure and operations in a satisfactory manner, we may not be able to consolidate the financial results of the VIE in our consolidated financial statements in accordance with U.S. GAAP.
The contractual arrangements with the VIE and its shareholders may not be as effective as direct ownership in providing operational control.
We have to rely on the contractual arrangements with the VIE and its shareholders to operate the business in areas where foreign ownership is restricted, including but not limited to, provision of certain value-added telecommunication services. For description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the VIE and Its Shareholders.” These contractual arrangements, however, may not be as effective as direct ownership in providing us with control over the VIE. For example, the VIE and its shareholders could breach their contractual arrangements with us by, among other things, failing to conduct the operations of the VIE in an acceptable manner or taking other actions that are detrimental to our interests.
If we had direct ownership of the VIE in China, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of the VIE, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by the VIE and its shareholders of their obligations under the contracts to exercise control over the VIE. The shareholders of the VIE may not act in the best interests of our company or may not perform their obligations under these contracts. If any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and arbitration, litigation and other legal proceedings and therefore will be subject to uncertainties in the PRC legal system. Meanwhile, there are very few precedents as to whether contractual arrangements would be judged to form effective control over the relevant consolidated affiliated entities through the contractual arrangements, or how contractual arrangements in the context of a VIE should be interpreted or enforced by the PRC courts. Should legal actions become necessary, we cannot guarantee that the court will rule in favor of the enforceability of the VIE contractual arrangements. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over the VIE, and our ability to conduct our business may be materially adversely affected. See “—Any failure by the VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.”
Any failure by the VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.
If the VIE or its shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and contractual remedies, which we cannot assure you will be sufficient or effective under PRC law. For example, if the shareholders of the VIE were to refuse to transfer their equity interests in the VIE to us or our designee if we exercise the purchase option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations. In addition, if any third parties claim any interest in such shareholders’ equity interests in the VIE, our ability to exercise shareholders’ rights or foreclose the share pledge according to the contractual arrangements may be impaired. If these or other disputes between the shareholders of the VIE and third parties were to impair our control over the VIE, our ability to consolidate the financial results of the VIE would be affected, which would in turn result in a material adverse effect on our business, operations and financial condition.

All the agreements under our contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. Uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. See “—Risks Relating to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.” Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a consolidated VIE should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over the VIE, and our ability to conduct our business may be negatively affected.
The shareholders of the VIE may have actual or potential conflicts of interest with us.
The shareholders of the VIE may have actual or potential conflicts of interest with us. These shareholders may breach, or cause the VIE to breach, or refuse to renew, the existing contractual arrangements we have with them and the VIE, which would have a material and adverse effect on our ability to effectively control the VIE and receive economic benefits from it. For example, the shareholders may be able to cause our agreements with the VIE to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor.
Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company, except that we could exercise our purchase option under the exclusive call option agreements with these shareholders to request them to transfer all of their equity interests in the VIE to a PRC entity or individual designated by us, to the extent permitted by PRC law. For Mr. Peng Zhao, who is our director and Chief Executive Officer and also a major shareholder of the VIE, we rely on him to abide by the laws of the Cayman Islands, which provide that directors and officers owe a fiduciary duty to the company that requires them to act in good faith and in what they believe to be the best interests of the company and not to use their position for personal gains. The shareholders of the VIE have executed powers of attorney to appoint our WFOE to vote on their behalf and exercise voting rights as shareholders of the VIE. If we cannot resolve any conflict of interest or dispute between us and the shareholders of the VIE, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.
The shareholders of the VIE may be involved in personal disputes with third parties or other incidents that may have an adverse effect on their respective equity interests in the VIE and the validity or enforceability of our contractual arrangements with the VIE and its shareholders. For example, in the event that any individual shareholder of the VIE divorces his or her spouse, the spouse may claim that the equity interest of the VIE held by such shareholder is part of their community property and should be divided between such shareholder and his or her spouse. If such claim is supported by the court, the relevant equity interest may be obtained by the shareholder’s spouse or another third party who is not subject to obligations under our contractual arrangements, which could result in a loss of the effective control over the VIE by us. Similarly, if any of the equity interests of the VIE is inherited by a third party with whom the current contractual arrangements are not binding, we could lose our control over the VIE or have to maintain such control by incurring unpredictable costs, which could cause significant disruption to our business and operations and harm our financial condition and results of operations.

Although under our current contractual arrangements, (i) the VIE’s shareholders’ spouses have executed spousal consent letters under which the spouses agree not to assert any rights over the equity interest in the VIE held by the VIE’s shareholders, and (ii) it is expressly provided that the VIE and its shareholders shall not assign any of their respective rights or obligations to any third party without the prior written consent of our WFOE, we cannot assure you that these undertakings and arrangements will be complied with or effectively enforced. In the case any of them is breached or becomes unenforceable and leads to legal proceedings, it could disrupt our business, distract our management’s attention and subject us to substantial uncertainties as to the outcome of any such legal proceedings.
Contractual arrangements in relation to the VIE may be subject to scrutiny by the PRC tax authorities and they may determine that we or the VIE owes additional taxes, which could negatively affect our financial condition and the value of your investment.
Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We could face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements in relation to the VIE were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust the taxable income of the VIE in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by the VIE for PRC tax purposes, which could in turn increase its tax liabilities without reducing our PRC subsidiaries’ tax expenses. In addition, the PRC tax authorities may impose late payment fees and other penalties on the VIE for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if the VIE’s tax liabilities increase or if it is required to pay late payment fees and other penalties.
Our current corporate structure and business operations may be substantially affected by the newly enacted Foreign Investment Law.
On March 15, 2019, the National People’s Congress promulgated the PRC Foreign Investment Law, which took effect on January 1, 2020. Since it is relatively new, substantially uncertainties exist in relation to its interpretation and implementation. The PRC Foreign Investment Law does not explicitly classify whether VIEs that are controlled through contractual arrangements would be deemed as foreign invested enterprises if they are ultimately “controlled” by foreign investors. However, it has a catch-all provision under
definition of “foreign investment” that includes investments made by foreign investors in China through other means as provided by laws, administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions of the State Council to provide for contractual arrangements as a form of foreign investment, at which time it will be uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment in the PRC and if yes, how our contractual arrangements should be dealt with.
The PRC Foreign Investment Law grants national treatment to foreign-invested entities, except for those foreign-invested entities that operate in industries specified as either “restricted” or “prohibited” from foreign investment in The Special Administrative Measures (Negative List) for Access of Foreign Investment jointly promulgated by the Ministry of Commerce and the National Development and Reform Commission, or the NDRC, and came into effect in January 2022. The PRC Foreign Investment Law provides that (i) foreign-invested entities operating in “restricted” industries are required to obtain market entry clearance and other approvals from relevant PRC government authorities;(ii) foreign investors shall not invest in any industries that are “prohibited” under the Negative List. If our control over the VIE through contractual arrangements are deemed as foreign investment in the future, and any business of the VIE is “restricted” or “prohibited” from foreign investment under the “negative list” effective at the time, we may be deemed to be in violation of the PRC Foreign Investment Law, the contractual arrangements that allow us to have control over the VIE may be deemed as invalid and illegal, and we may be required to unwind such contractual arrangements and/or restructure our business operations, any of which may have a material adverse effect on our business operation.

Furthermore, if future laws, administrative regulations or provisions mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure and business operations.
We may lose the ability to use and enjoy assets held by the VIE that are critical to the operation of our business if the VIE declare bankruptcy or become subject to a dissolution or liquidation proceeding.
The VIE holds certain assets that may be critical to the operation of our business. If the shareholders of the VIE breach the contractual arrangements and voluntarily liquidate the VIE, or if the VIE declares bankruptcy and all or part of its assets become subject to liens or rights of third-party creditors or are otherwise disposed of without our consent, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. In addition, if the VIE undergoes an involuntary liquidation proceeding, third-party creditors may claim rights to some or all of its assets, thereby hindering our ability to operate our business, which could materially or adversely affect our business, financial condition and results of operations.
Risks Relating to Doing Business in China
Changes in China’s economic, political or social conditions or government policies could have a material and adverse effect on our business and results of operations.
The vast majority of our operations are located in China. Accordingly, our business, prospects, financial condition and results of operations may be influenced to a significant degree by political, economic and social conditions in China generally and by continued economic growth in China as a whole.
The Chinese economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China are still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies.
While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The online recruitment service industry is highly sensitive to general economic changes. Any adverse changes in economic conditions in China, in the policies of the Chinese government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, lead to a reduction in demand for our services and adversely affect our competitive position. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. The growth rate of the Chinese economy has gradually slowed since 2010, and the impact of COVID-19 on
the global and Chinese economy in 2020 is severe. Any prolonged slowdown in the global and Chinese economy may reduce the demand for our services and materially and adversely affect our business and results of operations.

Uncertainties with respect to the PRC legal system could adversely affect us.
The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value. The overall effect of legislation over the past four decades has significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. Our WFOE is a foreign-invested enterprise and is subject to laws and regulations applicable to foreign-invested enterprises, and our WFOE and the VIE are also subject to various Chinese laws and regulations generally applicable to companies incorporated in China. However, since these laws and regulations are relatively new and may be amended from time to time, and because of the limited number of published decisions and the nonbinding nature of such decisions and the significant discretion relevant regulators legally have in enforcing them, the interpretations of many laws, regulations, and rules may not be uniform and their enforcement involves uncertainties. These uncertainties may affect our judgment on the relevance of legal requirements and our ability to enforce our contractual rights or tort claims. Besides, the PRC is geographically large and divided into various provinces and municipalities and, as such, different laws, rules, regulations and policies may have different and varying applications and interpretations in different parts of the PRC.
From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of protection we enjoy than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, and which may have a retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. In addition, any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, and any failure to respond to changes in the regulatory environment in China could materially and adversely affect our business and impede our ability to continue our operations.
The PRC government’s oversight and discretion over our business operations could result in a material adverse change in our operations and the value of our ADSs.
We conduct our business primarily in China. Our operations in China are governed by PRC laws and regulations. The PRC government has significant oversight and discretion over the conduct of our business, and may intervene or influence our operations as the government deems appropriate to advance regulatory and societal goals and policy positions. The PRC government has recently published new policies that significantly affected certain industries and we cannot rule out the possibility that it will in the future promulgate regulations or policies that directly or indirectly affect our industry or require us to seek additional permission to continue our operations, which could result in a material adverse change in our operation and/or the value of our ADSs.
The approval of or filing and reporting with the CSRC or other PRC government authorities may be required in connection with our overseas offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing and reporting procedures.
The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, requires an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC persons or entities to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear, and our future overseas offerings may ultimately require approval of the CSRC. If the CSRC approval is required, it is uncertain whether we can or how long it will take us to obtain the approval and, even if we obtain such CSRC approval, the approval could be rescinded. Any failure to obtain or delay in obtaining the CSRC approval for any of our future overseas offerings, or a rescission of such approval if obtained by us, would subject us to sanctions imposed by the CSRC or other PRC regulatory authorities, which could include fines and penalties on our operations in China, restrictions or limitations on our ability to pay dividends outside of China, and other forms of sanctions that may materially and adversely affect our business, financial condition, and results of operations.
On July 6, 2021, the relevant PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. As a follow-up,
on December 24, 2021, the CSRC issued a draft of the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Draft Provisions, and a draft of Administration Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies, or the Draft Administration Measures, for public comments.
The Draft Provisions and the Draft Administration Measures propose to establish a new filing-based regime to regulate overseas offerings and listings by domestic companies. According to the Draft Provisions and the Draft Administration Measures, an overseas offering and listing by a domestic company, whether directly or indirectly, shall be filed with the CSRC. Specifically, the examination and determination of an indirect offering and listing will be conducted on a substance-over-form basis, and an offering and listing shall be considered as an indirect overseas offering and listing by a domestic company if the issuer meets the following conditions: (i) the operating income, gross profit, total assets, or net assets of the domestic enterprise in the most recent fiscal year was more than 50% of the relevant line item in the issuer’s audited consolidated financial statement for that year; and (ii) senior management personnel responsible for business operations and management are mostly PRC citizens or are ordinarily resident in the PRC, or the main place of business is in the PRC or carried out in the PRC. According to the Draft Administration Measures, the issuer or its affiliated domestic company, as the case may be, shall file with the CSRC and report the relevant information for its initial public offering, follow-on
overseas offering and other equivalent offing activities. Particularly, the issuer or its affiliated significant domestic company shall submit the filing with respect to its follow-on
overseas offering within three business days after completion of the follow-on
overseas offering. Failure to comply with the filing requirements may result in fines to the relevant domestic companies, suspension of their businesses, revocation of their business licenses and operation permits and fines on the controlling shareholder, actual controllers, directors, supervisors, and senior management and other responsible persons. The Draft Administration Measures also sets forth certain circumstances where overseas offerings and listings by domestic enterprises shall be prohibited.
As of the date of this annual report, the Draft Provisions and the Draft Administration Measures were released for public comment only. There are uncertainties as to whether the Draft Provisions and the Draft Administration Measures would be further amended, revised or updated. Substantial uncertainties exist with respect to the enactment timetable and final content of the Draft Provisions and the Draft Administration Measures. As the CSRC may formulate and publish guidelines for filings in the future, the Draft Administration Measures does not provide for detailed requirements of the substance and form of the filing documents. In a Q&A released on its official website, the respondent CSRC official indicated that the proposed new filing requirement will start with IPO candidates and listed companies seeking to carry out activities such as follow-on
overseas financing. As for the filings for the existing companies, the regulator will grant adequate transition period and apply separate arrangements. The Q&A also addressed the contractual arrangements and pointed out that if relevant domestic laws and regulations have been observed, companies with compliant VIE structure may seek overseas listing after completion of the CSRC filings. Nevertheless, it does not specify what qualify as compliant VIE structures and what relevant domestic laws and regulations are required to be complied with. Given the substantial uncertainties surrounding the latest CSRC filing requirements at this stage, we cannot assure you that we will be able to complete the filings and fully comply with the relevant new rules on a timely basis, if at all, in our future overseas offerings, if any.
In addition, we cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us. If it is determined in the future that approval and filing from the CSRC or other regulatory authorities or other procedures, such as a cybersecurity review, are required for our future overseas offerings, it is uncertain whether we can or how long it will take us to obtain such approval or complete such filing procedures and any such approval or filing could be rescinded or rejected. Any failure to obtain or delay in obtaining such approval or completing such filing procedures for our overseas offerings, or a rescission of any such approval or filing if obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities for failure to seek CSRC approval or filing or other government review or authorization for our overseas offerings. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our overseas offerings into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our listed securities. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our overseas offerings before settlement and delivery of the shares offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior overseas offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our listed securities.
The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections.
Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is not currently inspected by the PCAOB. As a result, we and investors in our ADSs are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.
Our ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.
The Holding Foreign Companies Accountable Act, or the HFCAA, was signed into law on December 18, 2020. The HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection for the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter
trading market in the United States. On December 2, 2021, the SEC adopted final amendments implementing the disclosure and submission requirements of the HFCAA, pursuant to which the SEC will identify an issuer as a “Commission Identified Issuer” if the issuer has filed an annual report containing an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to inspect or investigate completely, and will then impose a trading prohibition on an issuer after it is identified as a Commission-Identified Issuer for three consecutive years. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. The PCAOB identified our auditor as one of the registered public accounting firms that the PCAOB is unable to inspect or investigate completely. Therefore, we expect to be identified as a “Commission Identified Issuer” shortly after the filing of this annual report on Form 20-F.
Whether the PCAOB will be able to conduct inspections of our auditor before the issuance of our financial statements on Form
20-F
for the year ending December 31, 2023 which is due by April 30, 2024, or at all, is subject to substantial uncertainty and depends on a number of factors out of our, and our auditor’s, control. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a
non-U.S.
exchange or that a market for our shares will develop outside of the United States. Such a prohibition would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.
On June 22, 2021, the U.S. Senate passed a bill which would reduce the number of consecutive non-inspection
years required for triggering the prohibitions under the HFCAA from three years to two. On February 4, 2022, the U.S. House of Representatives passed a bill which contained, among other things, an identical provision. If this provision is enacted into law and the number of consecutive non-inspection
years required for triggering the prohibitions under the HFCAA is reduced from three years to two, then our shares and ADSs could be prohibited from trading in the United States in 2023.
Litigation and negative publicity surrounding China-based companies listed in the U.S. may result in increased regulatory scrutiny of us and negatively impact the trading price of the ADSs and could have a material adverse effect upon our business, including our results of operations, financial condition, cash flows and prospects.
We believe that litigation and negative publicity surrounding companies with operations in China that are listed in the U.S. have negatively impacted stock prices for such companies. Various equity-based research organizations have published reports on China-based companies after examining, among other things, their corporate governance practices, related party transactions, sales practices and financial statements that have led to special investigations and stock suspensions on national exchanges. Any similar scrutiny of us, regardless of its lack of merit, could result in a diversion of management resources and energy, potential costs to defend ourselves against rumors, decreases and volatility in the ADS trading price, and increased directors and officers insurance premiums and could have a material adverse effect upon our business, including our results of operations, financial condition, cash flows and prospects.
We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.
We are a holding company, and we may rely on dividends and other distributions on equity paid by our PRC subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. Current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated after-tax profits
upon satisfaction of relevant statutory conditions and procedures, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our PRC subsidiaries is required to set aside at least 10% of its accumulated profits each year, after making up previous years’ accumulated losses, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. For a detailed discussion of applicable PRC regulations governing distribution of dividends, see “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Dividend Distribution.” Additionally, if our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends or make other distributions to us. Any limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.
Any restriction on currency exchange may limit the ability of our PRC subsidiaries to use their Renminbi revenues to pay dividends to us. The PRC government may continue to strengthen its capital controls and our PRC subsidiaries’ dividends and other distributions may be subject to tightened scrutiny in the future. Any limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.
In addition, the Enterprise Income Tax Law and its implementation rules provide that a withholding tax at a rate of 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises
unless reduced under treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC resident
enterprises are tax resident. See “—We may not be able to obtain certain benefits under relevant tax treaty on dividends paid by our PRC subsidiaries to us through our Hong Kong subsidiary.”
Increases in labor costs and enforcement of stricter labor laws and regulations in China may adversely affect our business and our profitability.
China’s overall economy and the average wage in China have increased in recent years and are expected to continue to grow. The average wage level for our employees has also increased in recent years. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to pass on these increased labor costs to those who pay for our services, our profitability and results of operations may be materially and adversely affected.
In addition, we have been subject to stricter regulatory requirements in terms of entering into labor contracts with our employees and paying various statutory employee benefits, including pensions insurance, housing provident fund, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. Pursuant to the PRC Labor Contract Law and its implementation rules, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employee’s probation and unilaterally terminating labor contracts. In addition, enterprises are forbidden to force laborers to work beyond the time limit and employers shall pay laborers for overtime work in accordance with the laws and regulations. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the PRC Labor Contract Law and its implementation rules may limit our ability to effect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations.
We cannot assure you that we have complied, or as the interpretation and implementation of labor-related laws and regulations are still evolving, we cannot assure you that we will be able to comply with all labor-related law and regulations, including those relating to obligations to make social insurance payments, to contribute to the housing provident fund, and to make overtime payment and other similar payment payable by us to our employees. If we are deemed to have violated relevant labor laws and regulations, we could be required to provide additional compensation to our employees and be subject to orders by competent labor authorities for rectification, and failure to comply with the orders may further subject us to administrative fines. In such an event, our business, financial condition and results of operations will be adversely affected.
Our business may be negatively affected by the potential obligations if we fail to comply with social insurance and housing provident fund related laws and regulations.
We are required by PRC labor laws and regulations to pay various statutory employee benefits, including pensions insurance, medical insurance, work-related injury insurance, unemployment insurance, maternity insurance and housing provident fund, to designated government agencies for the benefit of our employees and associates. In October 2010, the Standing Committee of the National People’s Congress promulgated the Social Insurance Law of PRC, effective on July 1, 2011 and amended on December 29, 2018. On April 3, 1999, the State Council promulgated the Regulations on the Administration of Housing Provident Fund, which was amended on March 24, 2002 and March 24, 2019. Companies registered and operating in China are required under the Social Insurance Law of PRC and the Regulations on the Administration of Housing Provident Fund to apply for social insurance registration and housing provident fund deposit registration within 30 days of their establishment and to pay for their employees different social insurance including pension insurance, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to the extent required by law. We could be subject to orders by competent labor authorities for rectification if we fail to comply with such social insurance and housing provident fund related laws and regulations, and failure to comply with the orders may further subject us to administrative fines. The relevant government agencies may examine whether an employer has made adequate payments of the requisite statutory employee benefits, and employers who fail to make adequate payments may be subject to late payment fees, fines and/or other penalties. We engage third-party human resources agencies to pay social insurance and housing provident fund for some of our employees. Any failure to make such contribution by these third-party agents may directly expose us to penalties imposed by the local authorities and/or legal claims raised by our employees. As of the date of this annual report, we had not received any notice from the relevant government authorities or any claim or request from these employees in this regard. If the relevant PRC authorities determine that we shall make supplemental social insurance and housing provident fund contributions or that we are subject to fines and legal sanctions in relation to our failure to make social insurance and housing provident fund contributions in full for our employees, our business, financial condition and results of operations may be adversely affected.
Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.
The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against and the U.S. dollars, at times significantly and unpredictably. The value of Renminbi against U.S. dollars, and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. We cannot assure you that Renminbi will not appreciate or depreciate significantly in value against U.S. dollars in the future. It is difficult to predict how market forces or PRC or U.S. government policies may impact the exchange rate between Renminbi and U.S. dollars in the future.
Any significant appreciation or depreciation of Renminbi may materially and adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. For example, to the extent that we need to convert U.S. dollars we receive into Renminbi to pay our operating expenses, appreciation of Renminbi against the U.S. dollars would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, a significant depreciation of Renminbi against the U.S. dollars may significantly reduce the U.S. dollar equivalent of our earnings, which in turn could adversely affect the price of our ADSs.
Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.
PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from making loans or additional capital contributions to our PRC subsidiaries and the VIE, which could materially and adversely affect our liquidity and our ability to fund and expand our business.
We are an offshore holding company conducting our operations in China through our PRC subsidiaries and the VIE. We may make loans to our PRC subsidiaries and the VIE subject to the approval from or registration with governmental authorities and limitation on amount, we may make additional capital contributions to our wholly foreign-owned subsidiaries in China, we may establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, or we may acquire offshore entities with business operations in China in an offshore transaction.
Most of the aforementioned ways of making loans or investments in PRC entities are subject to PRC regulations and approvals. For example, any loans to our PRC subsidiaries and the VIE are subject to applicable foreign loan registrations with the local counterpart of SAFE and limitation on amount under PRC law. If we decide to finance our wholly owned PRC subsidiary by means of capital contributions, these capital contributions are subject to filing and registration with certain PRC government authorities, including MOFCOM or its local counterparts and the SAMR through its Enterprise Registration System, the National Enterprise Credit Information Publicity System and the local counterpart of SAFE. In addition, an FIE shall use its capital pursuant to the principle of authenticity and self-use within
its business scope.
SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Mode of Management of Settlement of Foreign Exchange Capital of Foreign Invested Enterprises, or SAFE Circular 19, effective June 2015 and amended on December 2019, in replacement of a former regulation. According to SAFE Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans (unless otherwise permitted in the business license), the repayment of inter-enterprise loans or the repayment of bank loans that have been transferred to a third party. Although SAFE Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within China, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether SAFE will permit such capital to be used for equity investments in China in actual practice. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in SAFE Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises.
Specifically, SAFE Circular 16 provides that the capital of an FIE shall not be used for the following purposes: (i) directly or indirectly used for payment beyond the business scope of such FIE or the payment prohibited by relevant laws and regulations; (ii) directly or indirectly used for investment in securities or investments in financial management other than banks’ principal-secured products unless otherwise provided by relevant laws and regulations; (iii) the granting of loans to non-affiliated enterprises,
except where it is expressly permitted in the business license; and (iv) paying the expenses related to the purchase of real estate that is not for self-use (except
for the foreign-invested real estate enterprises). Violations of SAFE Circular 19 and SAFE Circular 16 could result in administrative penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer any foreign currency we hold to our PRC subsidiaries, which may adversely affect our liquidity and our ability to fund and expand our business in China. On October 23, 2019, the SAFE promulgated the Notice of the State Administration of Foreign Exchange on Further Promoting the Convenience of Cross-border Trade and Investment, or the SAFE Circular 28, which, among other things, allows all foreign-invested companies to use Renminbi converted from foreign currency-denominated capital for equity investments in China, as long as the equity investment is genuine, does not violate applicable laws, and complies with the negative list on foreign investment. On April 10, 2020, the SAFE promulgated the Circular on Optimizing Administration of Foreign Exchange to Support the Development of Foreign-related Business, or SAFE Circular 8, under which eligible enterprises are allowed to make domestic payments by using their capital funds, foreign loans and the income under capital accounts of overseas listing without providing the evidentiary materials concerning authenticity of each expenditure in advance, provided that their capital use shall be authentic and conforms to the prevailing administrative regulations on the use of income under capital accounts. However, since the SAFE Circular 28 and SAFE Circular 8 are relatively new, it is unclear how SAFE and competent banks will carry them out in practice.
Because we control the VIE through contractual arrangements, we are not able to make capital contribution to the VIE and its subsidiaries; however, we may provide financial support to them by loans. Under relevant PRC laws and regulations, loans to the VIE directly from the Cayman entity shall not exceed 200% of the net assets of the relevant VIE, whereas loans from our PRC subsidiaries, subject to relevant PRC laws and regulations concerning foreign currency, are not subject to amount limitations. Even though Renminbi capital, foreign debt and repatriated funds raised through overseas listing may be used at the discretion of the foreign-invested enterprise pursuant to SAFE Circular 19 and SAFE Circular 16, it is still not clear whether our PRC subsidiaries, as foreign invested enterprises, are allowed to extend intercompany loans to the VIE. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Foreign Exchange—Regulations on Foreign Currency Exchange.”
In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, or at all, with respect to future loans by us to our PRC subsidiaries or the VIE or its subsidiaries or with respect to future capital contributions by us to our PRC subsidiaries. If we fail to complete such registrations or obtain such approvals, our ability to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.
Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.
The PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in RMB. Under our current corporate structure, our company in the Cayman Islands may rely on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. Therefore, our wholly foreign-owned subsidiaries in China are able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulation, such as the overseas investment registrations by our shareholders or the ultimate shareholders of our corporate shareholders who are PRC residents. But approval from or registration with appropriate government authorities or delegated banks is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC law.
In July 2014, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles, or SAFE Circular 37. SAFE Circular 37 requires PRC residents (including PRC individuals and PRC corporate entities as well as foreign individuals that are deemed as PRC residents for foreign exchange administration purposes) to register with SAFE or its local branches in connection with their direct or indirect offshore investment activities. SAFE Circular 37 further requires amendment to the SAFE registrations in the event of any changes with respect to the basic information of the offshore special purpose vehicle, such as change of a PRC individual shareholder, name and operation term, or any significant changes with respect to the offshore special purpose vehicle, such as increase or decrease of capital contribution, share transfer or exchange, or mergers or divisions. SAFE Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that we make in the future. According to the Notice on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment released on February 13, 2015 by the SAFE, local banks will examine and handle foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration, under SAFE Circular 37 from June 1, 2015. The PRC residents shall, by themselves or entrusting accounting firms or banks, file with the online information system designated by SAFE with respect to its existing rights under offshore direct investment each year prior to the requisite time.
If our shareholders or beneficial owners who are PRC residents do not complete their registration or change of the registration with the local SAFE branches or qualified local banks or complete annual filing of its existing rights under offshore direct investment, or fail to obtain the approval or complete the filing with NDRC or MOFCOM or their local counterparts relating to the overseas investment activities, our PRC subsidiaries may be prohibited from distributing to us its profits and proceeds from any reduction in capital, share transfer or liquidation, and we may be restricted in our ability to contribute additional capital to our PRC subsidiaries. Moreover, failure to comply with the SAFE registration described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions.
We have used our best efforts to notify PRC residents who directly or indirectly hold shares in our Cayman Islands holding company and who are known to us as being PRC residents to timely complete the foreign exchange registrations and the relevant changes and annual filings of its existing rights under offshore direct investment. However, we may not be informed of the identities of all the PRC residents or entities holding direct or indirect interest in our company, nor can we compel our all shareholders or beneficial owners who are PRC residents to comply with SAFE registration requirements or other regulations relating to overseas investment activities issued by NDRC and MOFCOM. We cannot assure you that all shareholders or beneficial owners of ours who are PRC residents have complied with, and will in the future make, obtain or update any applicable registrations or approvals required by, SAFE regulations or other regulations relating to overseas investment activities issued by NDRC and MOFCOM.
The failure or inability of such shareholders or beneficial owners to comply with SAFE regulations, or failure by us to amend the foreign exchange registrations of our PRC subsidiaries, or other regulations relating to overseas investment activities issued by NDRC and MOFCOM, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our PRC subsidiaries’ ability to make distributions or pay dividends to us or affect our ownership structure. As a result, our business operations and our ability to distribute profits to you could be materially and adversely affected.

China’s M&A Rules and certain other PRC regulations establish complex procedures for certain acquisitions of PRC companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.
A number of PRC laws and regulations have established procedures and requirements that could make merger and acquisition activities in China by foreign investors more time consuming and complex. In addition to the Anti-Monopoly Law of the PRC itself, these include the Rules on Acquisition of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006, which was amended in 2009, and the Rules of the Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the Security Review Rules, promulgated in 2011. These laws and regulations impose requirements in some instances that MOFCOM be notified in advance of any change-of-control transaction
in which a foreign investor takes control of a PRC domestic enterprise. In addition, the Anti-Monopoly Law of the PRC requires that MOFCOM be notified in advance of any concentration of undertaking if certain thresholds are triggered. Moreover, the Security Review Rules specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by MOFCOM, and prohibit any attempt to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the relevant regulations to complete such transactions could be time consuming, and any required approval processes, including approval from MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.
It may be difficult for overseas regulators to conduct investigation or collect evidence within China.
Shareholder claims or regulatory investigation that are common in the United States (including securities law class actions and fraud claims) generally are difficult to pursue as a matter of law or practicality in China mainland. For example, in China mainland, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside of China mainland. Although the authorities in China mainland may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests. See also “—Risks Relating to Our ADSs—You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law” for risks associated with investing in us as a Cayman Islands company.”
Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.
Pursuant to SAFE Circular 37, PRC residents who participate in share incentive plans in overseas non-publicly
listed companies due to their position as director, senior management or employees of the PRC subsidiaries of the overseas companies may submit applications to SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose companies. Our directors, executive officers and other employees who are PRC residents and who have been granted share-based awards may follow SAFE Circular 37 to apply for the foreign exchange registration before our Company becomes an overseas listed company. In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange

Administration for Domestic Individuals Participating in Stock Incentive Plans of Overseas Publicly Listed Company, or SAFE Circular 7. Under SAFE Circular 7 and other relevant rules and regulations, PRC residents who participate in stock incentive plan in an overseas publicly listed company are required to register with SAFE or its local branches and complete certain other procedures. Participants of a stock incentive plan who are PRC residents must retain a qualified PRC agent, which could be a PRC subsidiary of such overseas publicly listed company or another qualified institution selected by such PRC subsidiary, to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of its participants. Such participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of share-based awards, the purchase and sale of corresponding shares or interests and fund transfers. In addition, the PRC agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agent or the overseas entrusted institution or other material changes. We and our PRC employees who have been granted share-based awards are subject to SAFE Circular 7 and other relevant rules and regulations these regulations. Failure of our PRC share-based award holders to complete their SAFE registrations may subject these PRC residents to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute dividends to us, adopt additional incentive plans for our directors or employees under PRC law or otherwise materially adversely affect our business.
In addition, the State Administration of Taxation, or the SAT has issued certain circulars concerning employee share options and restricted shares. Under these circulars, our employees working in China who exercise share options or are granted restricted shares will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC government authorities.
If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders
or ADS holders.
Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a PRC resident enterprise and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, productions, personnel, accounts and properties of an enterprise. In 2009, the SAT issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise
that is incorporated offshore is located in China. Although Circular 82 only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners like us, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational
management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.
We believe that none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, we will be subject to the enterprise income tax on our global income at the rate of 25% and we will be required to comply with PRC enterprise income tax reporting obligations. In addition, gains realized on the sale or other disposition of the ADSs may be subject to PRC tax, at a rate of 10% in the case of non-PRC enterprises
unless otherwise reduced or exempted by relevant tax treaties or similar arrangements, or 20% in the case of non-PRC individuals,
if such gains are deemed to be from PRC sources. It is unclear whether non-PRC shareholders
of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in the ADSs.
In addition to the uncertainty as to the application of the “resident enterprise” classification, we cannot assure you that the PRC government will not amend or revise the taxation laws, rules and regulations to impose stricter tax requirements or higher tax rates. Any of such changes could materially and adversely affect our financial condition and results of operations.
We may not be able to obtain certain benefits under relevant tax treaty on dividends paid by our PRC subsidiaries to us through our Hong Kong subsidiary.
We are a holding company incorporated under the laws of the Cayman Islands and as such rely on dividends and other distributions on equity from our PRC subsidiaries to satisfy part of our liquidity requirements. Pursuant to the PRC Enterprise Income Tax Law, a withholding tax rate of 10% currently applies to dividends paid by a PRC “resident enterprise” to a foreign enterprise investor, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for preferential tax treatment. Pursuant to the Arrangement between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation on Income, such withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC enterprise. According to the Announcement of the State Administration of Taxation on Issues concerning the “Beneficial Owner” in Tax Treaties, which became effective in April 2018, whether a resident enterprise is a “beneficial owner” that can apply for a low tax rate under tax treaties depends on an overall assessment of several factors, which may bring uncertainties to the applicability of preferential tax treatment under the tax treaties. Furthermore, the Administrative Measures for Non-Resident Enterprises
to Enjoy Treatments under Treaties, which became effective in January 2020, requires non-resident enterprises
to determine whether they are qualified to enjoy the preferential tax treatment under the tax treaties and file relevant report and materials with the tax authorities. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. See “Item 10. Additional Information—E. Taxation.” In the future we intend to re-invest all
earnings, if any, generated from our PRC subsidiaries for the operation and expansion of our business in China. Should our tax policy change to allow for offshore distribution of our earnings, we would be subject to a significant withholding tax. We cannot assure you that our determination regarding our qualification to enjoy the preferential tax treatment will not be challenged by the relevant tax authority or we will be able to complete the necessary filings with the relevant tax authority and enjoy the preferential withholding tax rate of 5% under the arrangement with respect to dividends to be paid by our PRC subsidiaries to our Hong Kong subsidiary.
We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding
companies.
In February 2015, SAT issued the Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties
by Non-Resident Enterprises,
or SAT Public Notice 7. SAT Public Notice 7 extends its tax jurisdiction to not only indirect transfers but also transactions involving transfer of other taxable assets, through the offshore transfer of a foreign intermediate holding company. In addition, SAT Public Notice 7 provides certain criteria on how to assess reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Public Notice 7 also brings challenges to both the foreign transferor and transferee (or other person who is obligated to pay for the transfer) of the taxable assets. Where a non-resident enterprise
conducts an “indirect transfer” by

transferring the taxable assets indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise
being the transferor, or the transferee, or the PRC entity which directly owned the taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise unless otherwise reduced or exempted by relevant tax treaties or similar arrangements. On October 17, 2017, SAT issued the Bulletin on Issues Concerning the Withholding of
Non-PRC
Resident Enterprise Income Tax at Source, or SAT Bulletin 37, which came into effect on December 1, 2017 and amended on June 15, 2018. The SAT Bulletin 37 further clarifies the practice and procedure of the withholding of nonresident enterprise income tax.
We face uncertainties on the reporting and consequences of future private equity financing transactions, share exchanges or other transactions involving the transfer of shares in our company by investors that are non-PRC resident
enterprises. The PRC tax authorities may pursue
such non-resident enterprises
with respect to a filing or the transferees with respect to withholding obligation, and request our PRC subsidiaries to assist in the filing. As a result, we and non-resident enterprises
in such transactions may become at risk of being subject to filing obligations or being taxed under SAT Public Notice 7 and SAT Bulletin 37, and may be required to expend valuable resources to comply with them or to establish that we and our non-resident enterprises
should not be taxed under these regulations, which may have a material adverse effect on our financial condition and results of operations.
If the custodians or authorized users of
controlling non-tangible assets
of our company, including our corporate chops and seals, fail to fulfill their responsibilities, or misappropriate or misuse these assets, our business and operations could be materially and adversely affected.
Under PRC law, legal documents for corporate transactions are executed using the chops or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with the relevant branch of the Administration for Market Regulation. Although we usually utilize chops to enter into contracts, the designated legal representatives of our WFOE and the VIE have the apparent authority to enter into contracts on behalf of these entities without chops and bind the entities. The designated legal representatives of our PRC entities have signed employment agreements with us or these PRC entities under which they agree to abide by various duties. In order to maintain the physical security of our chops and chops of our PRC entities, we generally store these items in secured locations accessible only by the authorized personnel in the administrative department of each of our subsidiaries. Although we monitor such authorized personnel, there is no assurance such procedures will prevent all instances of abuse or negligence. Accordingly, if any of our authorized personnel misuse or misappropriate our corporate chops or seals, we could encounter difficulties in maintaining control over the relevant entities and experience significant disruption to our operations. If a designated legal representative obtains control of the chops in an effort to obtain control over our PRC entities, we or our PRC entities would need to pass a new shareholder or board resolution to designate a new legal representative and we would need to take legal action to seek the return of the chops, apply for new chops with the relevant authorities, or otherwise seek legal redress for the violation of the representative’s fiduciary duties to us, which could involve significant time and resources and divert management attention away from our regular business. In addition, the affected entities may not be able to recover corporate assets that are sold or transferred out of our control in the event of such a misappropriation if a transferee relies on the apparent authority of the representative and acts in good faith.

If additional remedial measures are imposed on the “big
four” PRC-based accounting
firms, including our independent registered public accounting firm, in administrative proceedings brought by the SEC alleging such firms’ failure to meet specific criteria set by the SEC with respect to requests for the production of documents, we could fail to timely file future financial statements in compliance with the requirements of the Exchange Act.
Starting in 2011 the Chinese affiliates of the “big four” accounting firms, including our independent registered public accounting firm, were affected by a conflict between U.S. and Chinese law. Specifically, for certain U.S.-listed companies operating and audited in mainland China, the SEC and the PCAOB sought to obtain from the Chinese firms access to their audit work papers and related documents. The firms were, however, advised and directed that under Chinese law, they could not respond directly to the U.S. regulators on those requests, and that requests by foreign regulators for access to such papers in China had to be channeled through the CSRC.
In late 2012, this impasse led the SEC to commence administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese accounting firms, including our independent registered public accounting firm. A first instance trial of the proceedings in July 2013 in the SEC’s internal administrative court resulted in an adverse judgment against the firms. The administrative law judge proposed penalties on the firms including a temporary suspension of their right to practice before the SEC, although that proposed penalty did not take effect pending review by the Commissioners of the SEC. On February 6, 2015, before a review by the Commissioner had taken place, the firms reached a settlement with the SEC. Under the settlement, the SEC accepts that future requests by the SEC for the production of documents will normally be made to the CSRC. The firms will receive matching Section 106 requests, and are required to abide by a detailed set of procedures with respect to such requests, which in substance require them to facilitate production via the CSRC. If they fail to meet specified criteria, the SEC retains authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure. Remedies for any future noncompliance could include, as appropriate, an automatic six-month bar
on a single firm’s performance of certain audit work, commencement of a new proceeding against a firm, or, in extreme cases, the resumption of the current proceeding against all four firms. If additional remedial measures are imposed on the Chinese affiliates of the “big four” accounting firms, including our independent registered public accounting firm, in administrative proceedings brought by the SEC alleging the firms’ failure to meet specific criteria set by the SEC with respect to requests for the production of documents, we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act.
In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined not to be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these audit firms may cause investor uncertainty regarding China-based, U.S.-listed companies and the market price of our ADSs may be adversely affected.
If our independent registered public accounting firm was denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of our ADSs from the Nasdaq Global Select Market or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of the ADSs in the United States.

Risks Relating to Our ADSs
The trading price of the ADSs has been and may be volatile, which could result in substantial losses to investors.
The trading price of the ADSs has been volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. The securities of some of these companies, including online recruitment services companies, have experienced significant volatility, including, in some cases, substantial price declines in their trading prices. The trading performances of other Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States in general and consequently may impact the trading performance of our ADSs, regardless of our actual operating performance.
In addition to market and industry factors, the price and trading volume for the Class A ordinary shares and/or ADSs may be highly volatile for factors specific to our own operations, including the following:

•	actual or anticipated variations in our revenues, earnings and cash flow;

•	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

•	fluctuations in key operating metrics;

•	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;

•	announcements of new offerings, solutions and expansions by us or our competitors;

•	announcements of studies and reports relating to the quality of the services offered in our online recruitment platform or similar platforms of our competitors;

•
failure of securities analysts to initiate or maintain coverage of our company, changes in financial estimates by securities analysts who follow our company or our failure to meet these estimates or the expectations of investors;

•	detrimental adverse publicity about us, our services or our industry;

•	announcements of new regulations, rules or policies relevant to our business;

•	additions or departures of key personnel;

•	release of lockup or other transfer restrictions on our outstanding equity securities or sales or perceived potential sales of additional equity securities;

•	potential litigation or regulatory investigations; and

•	other events or factors, including those resulting from war, epidemics, incidents of terrorism or responses to these events.
Any of these factors may result in large and sudden changes in the volume and price at which the ADSs will trade. Furthermore, the stock market in general experiences price and volume fluctuations that are often unrelated or disproportionate to the operating performance of companies like us. These broad market and industry fluctuations may adversely affect the market price of our ADSs. Volatility or a lack of positive performance in the price of our ADSs may also adversely affect our ability to retain key employees, most of whom have been granted equity incentives.
In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. A shareholder class action lawsuit has been filed against us and certain of our directors and officers. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal and Administrative Proceedings” for more details. Our involvement in a class action suit could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.
Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares or ADSs may view as beneficial.
Pursuant to our currently effective memorandum and articles of association, our authorized share capital consists of Class A ordinary shares and Class B ordinary shares (with certain shares remaining undesignated, with power for our directors to designate and issue such classes of shares as they think fit). Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to 15 votes per share. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.
Mr. Peng Zhao, our Founder, Chairman and Chief Executive Officer, beneficially owned all of our issued Class B ordinary shares as of February 28, 2022. As of February 28, 2022, these Class B ordinary shares constitute 16.2% of our total issued and outstanding share capital and 74.3% of the aggregate voting power of our total issued and outstanding share capital. As a result of the dual-class share structure and the concentration of ownership, Mr. Zhao has considerable influence over matters such as decisions regarding mergers and consolidations, election of directors and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our Class A ordinary shares and/or ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.
The dual-class structure of our ordinary shares may adversely affect the trading market for our ADSs.
Certain shareholder advisory firms have announced changes to their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500, to exclude companies with multiple classes of shares and companies whose public shareholders hold no more than 5% of total voting power from being added to such indices. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the dual-class structure of our ordinary shares may prevent the inclusion of our ADSs representing Class A ordinary shares in such indices and may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices could result in a less active trading market for our ADSs. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of our ADSs.
We cannot guarantee that any share repurchase program will be fully consummated or that any share repurchase program will enhance long-term shareholder value, and share repurchases could increase the volatility of the price of our ADSs and could diminish our cash reserves.
On March 9, 2022, our board of directors authorized a share repurchase program, under which we may repurchase up to US$150 million of our ADSs over the following 12 months.

Our board of directors also has the discretion to authorize additional share repurchase programs in the future. The share repurchase programs do not obligate us to repurchase any specific dollar amount or to acquire any specific number of ADSs. We cannot guarantee that any share repurchase program will enhance long-term shareholder value. The share repurchase programs could affect the price of our ADSs and increase volatility and may be suspended or terminated at any time, which may result in a decrease in the trading price of our ADSs. Furthermore, share repurchases could increase the volatility of the price of our ADSs and could diminish our cash reserves.
If securities or industry analysts do not publish research or publishes inaccurate or unfavorable research about our business, or if they adversely change their recommendations regarding the ADSs, the market price for our ADSs and trading volume could decline.
The trading market for our ADSs will depend in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who covers us downgrades our ADSs or publishes inaccurate or unfavorable research about our business, the market price for our ADSs would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for our ADSs to decline.
We currently do not expect to pay dividends in the foreseeable future and you must rely on price appreciation of our ADSs for return on your investment.
We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ADSs as a source for any future dividend income.
Our board of directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid out of the share premium account if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business immediately following the date on which the dividend is proposed to be paid. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.
Techniques employed by short sellers may drive down the market price of our ADSs.
Short selling is the practice of selling securities that the seller does not own but rather has borrowed from a third party with the intention of buying identical securities back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s interest for the price of the security to decline, many short sellers publish, or arrange for the publication of, negative opinions regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling a security short. These short attacks have, in the past, led to selling of shares in the market.

Public companies that have substantially all of their operations in China have been the subject of short selling. Much of the scrutiny and negative publicity has centered on allegations of a lack of effective internal control over financial reporting resulting in financial and accounting irregularities and mistakes, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result, many of these companies are now conducting internal and external investigations into the allegations and, in the interim, are subject to shareholder lawsuits and/or SEC enforcement actions.
It is not clear what effect such negative publicity could have on us. If we were to become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable state law or issues of commercial confidentiality. Such a situation could be costly and time-consuming, and could distract our management from growing our business. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact our business operations, and any investment in the ADSs could be greatly reduced or even rendered worthless.
Substantial future sales or perceived potential sales of our ADSs in the public market could cause the price of our ADSs to decline.
Sales of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. Shares held by our existing shareholders may be available for sale, subject to volume and other restrictions as applicable provided in Rules 144 and 701 under the Securities Act. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs.
There can be no assurance that we will not be a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year, which could subject United States investors in our ADSs to significant adverse United States income tax consequences.
A non-U.S. corporation,
such as our company, will be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income, or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income (the “asset test”). Although the law in this regard is not entirely clear, we treat the VIE as being owned by us for U.S. federal income tax purposes because we control their management decisions and are entitled to substantially all of the economic benefits associated with them. As a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of the VIE for U.S. federal income tax purposes, we may be treated as a PFIC for the current taxable year and any subsequent taxable year. Assuming that we are the owner of the VIE for U.S. federal income tax purposes, and based on the current and anticipated value of our assets and composition of our income and assets, we do not presently expect to be a PFIC for the current taxable year or the foreseeable future.
However, while we do not expect to be or become a PFIC, no assurance can be given in this regard because the determination of whether we are or will become a PFIC for any taxable year is a fact-intensive inquiry made annually that depends, in part, upon the composition of our income and assets. Fluctuations in the market price of our ADSs may cause us to be or become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of our ADSs from time to time (which may be volatile).
If we are or become a PFIC for any taxable year during which a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—United States Federal Taxation”) holds our ADSs, certain adverse U.S.

federal income tax consequences could apply to such U.S. Holder. See “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations.”
Our memorandum and articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our Class A ordinary shares and ADSs.
Our memorandum and articles of association contain certain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions,
including a provision that grants authority to our board of directors to establish and issue from time to time one or more series of preferred shares without action by our shareholders and to determine, with respect to any series of preferred shares, the terms and rights of that series, any or all of which may be greater than the rights associated with our ordinary shares in the form of ADSs. These provisions could have the effect of depriving our shareholders of the opportunity to sell their shares at a premium over the prevailing market price by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transactions.
Our memorandum and articles of association and the deposit agreement provide that the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) is the exclusive judicial forum within the U.S. for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States, and any suit, action or proceeding arising out of or relating in any way to our ADSs or the deposit agreement, which could limit the ability of holders of our ordinary shares, ADSs or other securities to obtain a favorable judicial forum for disputes with us, our directors and officers, the depositary, and potentially others.
Our memorandum and articles of association provide that the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) is the exclusive forum within the United States for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States, regardless of whether such legal suit, action, or proceeding also involves parties other than our company. Our deposit agreement with the depositary bank also provides that the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) will have jurisdiction to hear and determine any suit, action, or proceeding and to settle any dispute between the depositary bank and us that may arise out of or relate in any way to the deposit agreement, including claims under the Securities Act or the Exchange Act. Holders and beneficial owners of our ADSs, by holding an ADS or an interest therein, understand and irrevocably agree that any legal suit, action, or proceeding against or involving us or the depositary bank arising out of or related in any way to the deposit agreement, ADSs, or the transactions contemplated thereby or by virtue of ownership thereof, including without limitation claims under the Securities Act or the Exchange Act, may only be instituted in the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks jurisdiction or such designation of the exclusive forum is, or becomes, invalid, illegal, or unenforceable, in the state courts of New York County, New York). However, the enforceability of similar federal court choice of forum provisions has been challenged in legal proceedings in the United States, and a court could find this type of provision to be inapplicable, unenforceable, or inconsistent with other documents relevant to the filing of such lawsuits. If a court were to find the federal court choice of forum provision contained in our memorandum and articles of association or our deposit agreement with the depositary bank to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions. If upheld, the forum selection clause in our memorandum and articles of association, as well as the forum selection provisions in the deposit agreement, may limit a security-holder’s ability to bring a claim against us, our directors and officers, the depositary bank, and potentially others in his or her preferred judicial forum, and this limitation may discourage such lawsuits. In addition, the Securities Act provides that both federal and state courts have jurisdiction over suits brought to enforce any duty or liability under the Securities Act or the rules and regulations thereunder. Accepting or consent to this forum selection provision does not constitute a waiver by you of compliance with federal securities laws and the rules and regulations thereunder. You may not waive compliance with federal securities laws and the rules and regulations thereunder. The exclusive forum provision in our memorandum and articles of association will not operate so as to deprive the courts of the Cayman Islands from having jurisdiction over matters relating to our internal affairs.
You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.
We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act (As Revised) of the Cayman Islands, or the Companies Act, and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors owed to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors owed to us under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have the standing to initiate a shareholder derivative action in a federal court of the United States.
Shareholders of Cayman Islands exempted companies like our Company have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies (other than our memorandum and articles of association, our register of mortgages and charges and special resolutions of our shareholders). Our directors have discretion under our memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.
As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of our board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.
You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management based on foreign laws.
We are an exempted company incorporated under the laws of the Cayman Islands. However, we conduct substantially all of our operations in China and most of our assets are located in China. In addition, all of our directors and senior executive officers reside within China for at least a significant portion of the time and most are PRC nationals. As a result, it may be difficult for you to effect service of process upon us or our management residing in China. It may also be difficult for you to enforce in U.S. courts of the judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state. On January 9, 2021, MOFCOM promulgated the Order of the Ministry of Commerce of the People’s Republic of China, or Order No. 1, with immediate effect. Under Order No. 1, if a citizen, legal person or other organization of China is prohibited or restricted by foreign legislation and other measures from engaging in normal economic, trade and related activities with a third state

(or region) or its citizens, legal persons or other organizations, the citizen, legal person or other organization shall truthfully report such matters to MOFCOM within 30 days. Upon assessment and confirmation that there exists unjustified extra-territorial application of foreign legislation and other measures, MOFCOM will issue a prohibition order to prevent the relevant foreign legislation and other measures from being accepted, executed, or observed, but such a citizen, legal person or other organization may apply to MOFCOM for an exemption from compliance with such prohibition order. However, since Order No. 1 is relatively new, its enforcement involves uncertainty in practice.
The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of written arrangement with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States.
You may experience dilution of your holdings due to inability to participate in rights offerings.
We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. However, we cannot make such rights available to you in the United States unless we register both the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs, or are registered under the provisions of the Securities Act. The depositary may, but is not required to, attempt to sell these undistributed rights to third parties, and may allow the rights to lapse. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.
You may not receive cash dividends if the depositary decides it is impractical to make them available to you.
The depositary will pay cash dividends on the ADSs only to the extent that we decide to distribute dividends on our Class A ordinary shares or other deposited securities, and we do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. To the extent that there is a distribution, the depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of Class A ordinary shares your ADSs represent. However, the depositary may, at its discretion, decide that it is impractical to make a distribution available to any holders of our ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property to you.
You may be subject to limitations on transfer of your ADSs.
Your ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of the ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.
We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.
Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

•	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

•
the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time;

•	the selective disclosure rules by issuers of material nonpublic information under Regulation FD; and

•	certain audit committee independence requirements in Rule 10A-3 of the Exchange Act.
We will be required to file an annual report on
Form 20-F within
four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of the Nasdaq Global Select Market. Press releases relating to financial results and material events will also be furnished to the SEC on
Form 6-K. However,
the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.
We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.
As a company with less than US$1.07 billion in revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. Therefore, we may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies. As a result, if we elect not to comply with such reporting and other requirements, in particular the auditor attestation requirements, our investors may not have access to certain information they may deem important.
The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards, and we have elected to take advantage of such exemptions. This election allows us to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies, and as a result of this election our financial statements may not be comparable to those of companies that comply with public company effective dates, including other emerging growth companies that have not made this election.

We cannot predict if investors will find our ADSs less attractive or our company less comparable to certain other public companies because we may rely on more of these exemptions and elections. If some investors find our ADSs less attractive as a result, there may be a less active trading market for our ADSs and our ADS price may be more volatile.
We incur increased costs as a public company, particularly after we cease to qualify as an “emerging growth company”.
We are a public company and incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the Nasdaq Global Select Market, impose various requirements on the corporate governance practices of public companies. We are currently evaluating and monitoring developments with respect to these rules and regulations, but we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. Our reporting and other compliance obligations as a public company may place a strain on our management, operational and financial resources and systems for the foreseeable future.
In addition, after we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC.
We are a “controlled company” within the meaning of the Nasdaq Stock Market Rules and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.
We are a “controlled company” as defined under the Nasdaq Stock Market Rules because Mr. Peng Zhao, our Founder, Chairman and Chief Executive Officer, beneficially owns more than 50% of our total voting power. For so long as we remain a controlled company under that definition, we are permitted to elect to rely on, and may rely on, certain exemptions from corporate governance rules, including an exemption from the following rules: (i) having the majority of our board of directors composed of independent directors, (ii) having a compensation committee composed entirely of independent directors, and (iii) having a nominating and corporate governance committee composed entirely of independent directors. As a result, you may not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.
As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with such corporate governance listing standards.
As a Cayman Islands company listed on the Nasdaq Global Select Market, we are subject to the Nasdaq Stock Market’s corporate governance listing standards. However, Nasdaq Stock Market’s rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq Stock Market’s corporate governance listing standards. For example, Cayman Islands does not require us to hold annual shareholders’ meetings in accordance with the corporate governance listing standards of the Nasdaq Stock Market. We did not hold any annual shareholders’ meeting in 2021. If we choose to follow additional home country practices in the future, our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq Stock Market’s corporate governance listing standards applicable to U.S. domestic issuers.
The voting rights of ADS holders are limited by the terms of the deposit agreement, and you may not be able to exercise your right to direct how the Class A ordinary shares which are represented by your ADSs are voted.
Holders of ADSs do not have the same rights as our shareholders. As a holder of our ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. As an

ADS holder, you will only be able to exercise the voting rights carried by the underlying Class A ordinary shares which are represented by your ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Under the deposit agreement, you may vote only by giving voting instructions to the depositary. Upon receipt of your voting instructions, the depositary will try, as far as is practicable, to vote the underlying Class A ordinary shares represented by your ADSs in accordance with your instructions, in the case of voting by poll, and in accordance with the instructions provided by a majority of the ADS holders who provide instructions, in the case of a vote by show of hands. If we ask for your instructions, then upon receipt of your voting instructions, the depositary will try to vote the underlying Class A ordinary shares represented by your ADSs in accordance with these instructions. If we do not instruct the depositary to ask for your instructions, the depositary may still vote in accordance with instructions you give, but it is not required to do so. You will not be able to directly exercise your right to vote with respect to the underlying Class A ordinary shares unless you withdraw such shares, and become the registered holder of such shares prior to the record date for the general meeting. Under our memorandum and articles of association, the minimum notice period required to be given by our company to our registered shareholders to convene a general meeting is seven calendar days. When a general meeting is convened, you may not receive sufficient advance notice of the meeting to withdraw the underlying Class A ordinary shares represented by your ADSs and become the registered holder of such shares to allow you to attend the general meeting and to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. In addition, under our memorandum and articles of association, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the underlying Class A ordinary shares represented by your ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We have agreed to give the depositary notice of shareholder meetings sufficiently in advance of such meetings. Nevertheless, we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the underlying Class A ordinary shares represented by your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to direct how the shares underlying your ADSs are voted and you may have no legal remedy if the underlying Class A ordinary shares represented by your ADSs are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholders’ meeting. Except in limited circumstances, the depositary for our ADSs will give us a discretionary proxy to vote the underlying Class A ordinary shares represented by your ADSs if you do not vote at shareholders’ meetings, which could adversely affect your interests.
We are entitled to amend the deposit agreement and to change the rights of ADS holders under the terms of such agreement, or to terminate the deposit agreement, without the prior consent of the ADS holders.
We are entitled to amend the deposit agreement and to change the rights of the ADS holders under the terms of such agreement, without the prior consent of the ADS holders. We and the depositary may agree to amend the deposit agreement in any way we decide is necessary or advantageous to us. Amendments may reflect, among other things, operational changes in the ADS program, legal developments affecting ADSs or changes in the terms of our business relationship with the depositary. In the event that the terms of an amendment impose or increase fees or charges (other than in connection with foreign exchange control regulations, and taxes and other governmental charges, delivery and other such expenses) or materially prejudice an existing substantial right of the ADS holders, ADS holders will only receive 30 days’ advance notice of the amendment, and no prior consent of the ADS holders is required under the deposit agreement. Furthermore, we may decide to terminate the ADS facility at any time for any reason. For example, terminations may occur when we decide to list our shares on a non-U.S. securities
exchange and determine not to continue to sponsor an ADS facility or when we become the subject of a takeover or a going-private transaction. If the ADS facility will terminate, ADS holders will receive at least 30 days’ prior notice, but no prior consent is required from them. Under the circumstances that we decide to make an amendment to the deposit agreement that is disadvantageous to ADS holders or terminate the deposit agreement, the ADS holders may choose to sell their ADSs or surrender their ADSs and become direct holders of the underlying common shares, but will have no right to any compensation whatsoever.
ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.
The deposit agreement governing the ADSs representing our Class A ordinary shares provides that, subject to the depositary’s right to require a claim to be submitted to arbitration, the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, in the state courts in New York County, New York) shall have exclusive jurisdiction to hear and determine claims arising out of or relating in any way to the deposit agreement (including claims arising under the Exchange Act or the Securities Act) and in that regard, to the fullest extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws.
If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury
trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury
trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement. In determining whether to enforce a contractual pre-dispute jury
trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waives the right to a jury trial. We believe that this is the case with respect to the deposit agreement and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before investing in the ADSs.
If you or any other holders or beneficial owners of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us or the depositary, lead to increased costs to bring a claim, limited access to information and other imbalances of resources between such holder and us, or limit such holder’s ability to bring a claim in a judicial forum that such holder finds favorable. If a lawsuit is brought against us or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action.
Nevertheless, if this jury trial waiver provision is not enforced, to the extend a court action proceeds, it would proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or ADSs shall relieve us or the depositary from our respective obligations to comply with the Securities Act and the Exchange Act nor serve as a waiver by any holder or beneficial owner of ADSs of compliance with the U.S. federal securities laws and the rules and regulations promulgated thereunder.
The depositary for the ADSs will give us a discretionary proxy to vote our ordinary shares underlying your ADSs if you do not timely provide voting instructions to the depositary, except in limited circumstances, which could adversely affect your interests.
Under the deposit agreement for the ADSs, if you do not timely provide voting instructions to the depositary, the depositary will give us a discretionary proxy to vote our ordinary shares underlying your ADSs at shareholders’ meetings unless:

•	we have failed to timely provide the depositary with notice of the meeting and related voting materials;

•	we have instructed the depositary that we do not wish a discretionary proxy to be given;

•	we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;

•	we have informed the depositary that a matter to be voted on at the meeting may have a material adverse impact on shareholders; or

•	the voting at the meeting is to be made on a show of hands.
The effect of this discretionary proxy is that if you do not timely provide voting instructions to the depositary in the manner required by the deposit agreement, you cannot prevent our ordinary shares underlying your ADSs from being voted, except under the circumstances described above. This may make it more difficult for shareholders to influence the management of our company. Holders of our ordinary shares are not subject to this discretionary proxy.

Item 4.	Information on the Company

A.	History and Development of the Company
We commenced operations by setting up Beijing Huapin Borui Network Technology Co., Ltd., or the VIE, in December 2013. Our holding company, KANZHUN LIMITED, was incorporated in January 2014 to facilitate offshore financing.
In February 2014, KANZHUN LIMITED established a wholly owned subsidiary in Hong Kong, Techfish Limited. In May 2014, Techfish Limited established a wholly owned subsidiary in China, Beijing Glorywolf Co., Ltd., or our WFOE. In May 2014, we gained control over the VIE through our WFOE by entering into a series of contractual arrangements with the VIE and its sole shareholder then. The contractual arrangements with the VIE were subsequently replaced and superseded by updated agreements as a result of change in the VIE’s shareholders in December 2014, June 2016, February 2017, and February 2020.
In June 2021, we listed our ADSs on the Nasdaq Global Select Market under the symbol “BZ.”
Our principal executive offices are located at 18/F, GrandyVic Building, Taiyanggong Middle Road, Chaoyang District, Beijing 100020, People’s Republic of China. Our telephone number at this address is + 86 10 8462 8340. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited at PO Box 309, Ugland House, Grand Cayman,
KY1-1104,
Cayman Islands. Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, NY 10168.
The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC on
www.sec.gov
. You can also find information on our website
https://ir.zhipin.com
. The information contained on our website is not a part of this annual report.

B.	Business Overview
We are a leading online recruitment platform in China. We have achieved significant growth and scale. Our average MAU grew from 11.5 million in 2019 to 19.8 million in 2020 to 27.1 million in 2021. As of December 31, 2021, we had served 16.2 million verified enterprise users, 97.9 million verified job seekers and 8.1 million verified enterprises. Our paid enterprise customers increased from 2.2 million in 2020 to 4.0 million in 2021. In 2021, our average DAU as percentage of average MAU reached 26.7%. In 2021, our platform generated an average of 3.2 billion chat messages every month.

We have also achieved full user coverage of white and gold-collar users, blue-collar users and college students, and have served a full spectrum of employers, large and small, in numerous industries and from diverse geographical areas. As of December 31, 2021, white and gold-collar users, blue-collar users, and college students accounted for 53.9%, 29.1%, and 17.1% of our job seeker user base, respectively. We serve all 2020 Fortune China 500 companies. Out of the total number of verified enterprises we served, 84.1% had less than 100 employees as of December 31, 2021.
Our platform
We connect job seekers and enterprise users in an efficient and seamless manner mainly through our highly interactive BOSS Zhipin mobile app, which together with our other mobile apps and mini programs create a vibrant network. We are relentlessly focused on enhancing user experience by delivering efficient, intuitive and convenient experience to them throughout the recruitment cycle.
Our platform participants
Job seekers
:
We have a large and fast growing pool of job seekers consisting of white and gold-collar users, blue-collar users and college students.
Enterprise users
:
We serve an extensive network of employers covering small,
mid-sized
and large businesses. Bosses and recruiting professionals of companies of all sizes, including large and small businesses across a broad range of industries, are the enterprise users of our platform.
Bosses:
Bosses refer to executives or middle-level managers of large enterprises and SMEs and micro business owners, who themselves are supervisors. As of December 31, 2021, 66.0% of our verified enterprise users are not professional recruiting personnel, and we categorize these people as “Bosses.”
Recruiting professionals:
We also serve recruiting professionals, including human resource officers and specialized hiring function employees of an employer, headhunters and hiring staff from human resource agencies.
Our pioneering features in the online recruiting industry:
Mobile-native.
 We started as a mobile app, and we were built for the era of mobile internet. We had the largest average MAU in 2021 among online recruitment platforms in China. Our user interface and service design are centered around our mobile offerings, and we provide social-media-app type
of enjoyable and intuitive user experience. Our highly interactive mobile-native platform improves user experience and recruitment efficiency by enabling job seekers and enterprise users to engage in meaningful communication anytime, anywhere and receive quick responses.
Recommendation-based.
 Technology capabilities are at the core of our platform. We provide targeted job and candidate matches and recommendations in the form of feed streams. Our massive high quality data, rapid product iteration, and proprietary technology infrastructure enable us to provide accurate and adequate recommendation and matching results.
Direct chat.
 Either job seekers or enterprise users can initiate direct chat with their counterparties on our platform throughout the recruitment process. Direct chatting ensures that our users are active with real demands for job opportunities or candidates, and users can confirm each other’s intentions and their suitability before the interview, which makes their experience highly informative and efficient. Meanwhile, we are dedicated to protecting the job seekers’ privacy. Enterprise users are not allowed to access job seekers’ full resume or their contact information without job seekers’ consents.

Our Products and Services
We provide online job seeking and recruiting services for our users mainly through our BOSS Zhipin app.
Informative and interactive user page
We have transformed the stressful process of browsing job openings and resumes to an adventure as easy and engaging as exploring social media.
Job seekers are required to provide basic personal and professional information, to create a mini resume which can be viewed by interested enterprise users. They can easily switch their privacy settings to make their mini resumes selectively visible to enterprise users. Job seekers can also choose not to receive certain job recommendations, such as jobs in a different city.
Bosses and recruiting professionals can set up their own accounts as enterprise users, post job openings and interact with job seekers. They can also provide their experiences working at the company, tell a story about why they love the company and their jobs, and why job seekers should consider joining the company. Our unique enterprise user page gives more depth to a company’s corporate image.
Tailored and accurate recommendation serves full-spectrum of users
We leverage our proprietary algorithms and machine learning technologies to match and connect the right person with the right position through our curated job posting and candidate recommendations. Our typical user experience begins from the main feed, where users scroll through the recommended job openings or candidate listings.
Our platform generates and aggregates massive unique data points, including user reviews, reach-outs, messaging, resume delivery and exchange of contact information. Informed by this rich and growing dataset, our machine learning technologies can build and refine our advanced proprietary algorithms that enable tailored and accurate job and candidate recommendation for our users, which significantly improves the efficiency of job hunting and recruitment process and enhances user experience. For example, each user’s every action or inaction to either review or ignore a recommendation delivers a feedback to our data system. These feedbacks, conveying each individual’s current likings and preferences, are instantly processed by our AI models and immediately reflected in the new job openings or candidates recommended to the user.
This tailored recommendation ensures the
co-existence
of our diverse user base on one mobile app. Job seekers are less distracted by employers offering jobs that are unrelated to their job pursuits, and employers will receive candidate recommendations that we believe meet their requirements. As a result, we have achieved full user coverage of white and gold-collar users, blue-collar users and college students, and have served a full spectrum of employers, large and small, in numerous industries and from diverse geographical areas, developing a powerful network effect.
Direct communication facilitates user engagement
We propel direct conversation between enterprise users and job seekers through our instant messaging function. After reviewing the professional profiles of the recommended candidates, enterprise users can initiate direct conversation with job seekers. Job seekers can also reach out to enterprise users proactively to express their interests in a specific position through text and voice messages, emoticons and pictures.
Our instant messaging function allows job seekers and enterprise users to better manage their job hunting and recruiting process as they can expect to receive responses within a short time. Failure to receive any responses within a day to two incentivizes them to move on and look for other opportunities. Real time interaction between job seekers and enterprise users significantly drives user enthusiasm, increases user retention and fosters a highly engaged user base.

The instant and close interaction also attracts many Bosses with recruiting needs to communicate directly with job seekers. They have a clear understanding of desired candidate attributes, are interested in taking a first crack to communicate, attract or screen candidates and are often the key decision makers in the recruiting process. In addition, our direct communication feature is particularly appealing to traditionally underserved SME employers, who mainly are Bosses and eager to attract quality candidates.
Resume delivery based on mutual consent
We firmly believe that recruiting is a
two-way
street. We are committed to transforming the recruiting process by empowering job seekers and giving them more say.
Enterprise users are not allowed to access job seekers’ full resume or their contact information without job seekers’ express consents. Enterprise users are thus motivated to engage in meaningful conversations with job seekers to confirm mutual interest before inviting them to deliver resumes. For example, to attract quality job seekers and gain access to their resumes, enterprise users may need to proactively reach out to these job seekers, demonstrate benefits of the job and answer their questions. Similarly, job seekers cannot submit their resumes to an enterprise user without the enterprise user’s consent. This function also showcases our commitment to safeguard job seeker’s information and protect their privacy.
Our tailored matching and connecting combined with the effective communication between job seekers and enterprise users guarantee an efficient job hunting and recruiting experience. This enables us to build a large and diverse user base, and further developed a powerful network effect.
Value-added services
We also offer value-added services to job seekers and enterprises users.
For job seekers, we offer complementary services, such as VIP resume template, increased resume exposure to enterprise users, candidate competitive analysis and message filtering services.
For enterprise users, we offer a combination of value-added tools that improve their recruitment efficiency. For example, our bulk invite-sending tools connect enterprise users with multiple job seekers at one go to assist the employers to accomplish their recruiting goals in a timely manner. Our popular in-demand
position tools allow enterprise users to obtain top placement for their job postings and access multiple job seekers at one go. Our advanced filter allows enterprise users to filter through the list of job seekers we recommended through our proprietary matching system.
Our initiatives on the digitalization of more steps within the recruitment process
We continually expand our service offerings to digitalize more steps within the recruitment process. If a job seeker and an enterprise user both indicate a willingness to engage in further discussion or proceed to the interview stage, they could exchange contact information or arrange interviews through our platform. Enterprise users can also conduct video and audio interview with job seekers through our platform and send customized offer letters to job seekers through our offer distribution feature. In addition, we bring the traditional on-campus
recruiting online by hosting
in-app
live streaming that connect job seekers and enterprise users.
Other services
Get community
Our users can also join our engaging and interactive community
Get
on our BOSS Zhipin app, which gathers job seeker who are eager to share their professional experiences and career advice. Users interact through asking and answering career related questions and exchange their thoughts on different topics. We also utilize our big data analytical capabilities to recommend posts that may be more interesting to users. Our
Get
community complements our job hunting and recruitment services by sparking informative career conversations between users, thereby increasing user engagement.
Dianzhang
We are committed to expanding our user base and providing better and more tailored services. Blue-collar recruitment has traditionally been an underserved market with massive opportunities. To expand our presence in the blue-collar recruitment market, we have established Dianzhang Zhipin mobile app, or Dianzhang, as a pilot program that primarily focuses on the recruitment of blue-collar workers which supplements our main BOSS Zhipin mobile app.
Kanzhun
We also offer services to our users through
KanZhun
, a standalone employer review and job position cyclopedia product. Through
 KanZhun
, users can also access and share a vast array of career related content. Job seekers join
 KanZhun
 to share their experiences interviewing at a particular company, and employees post reviews of their current or prior employers. Utilizing
 KanZhun
, job seekers are more informed about the jobs and companies they apply to and consider joining.
Vigorous User Verification & AI Powered Risk Assessment to protect the safety of our users
We have implemented “Platform User Safety Protection” program, which focuses on protecting users’ interests. We emphasize the importance of ensuring the information presented on our platform is verified and authentic. We use a screening and monitoring system to examine and verify the authenticity of the job postings and leverage our advanced technology to detect and respond to threats and frauds incessantly. Additionally, we adopt a comprehensive suite of procedures to verify the identity of job seekers. Authentic enterprises, enterprise users and job postings facilitate information transparency, enhance our service quality, cultivate trust inside our platform and strengthen our user stickiness.
Enterprise users’ online risk assessment
We implement a rigorous screening process to examine and verify the enterprise users’ identification information. We require enterprise users to go through a set of verification procedures during their onboarding process, including the uploading of their business licenses and certificates of employment. We customize enterprise users’ registration policy based on our risk pre-determination
mechanism.
We leverage our advanced feature engineering, machine learning and decision engine to process user data and respond to threats and frauds constantly. Our risk mining algorithm processes a wide spectrum of data features of enterprise users to assess and weigh individual factors about the trustworthiness of enterprise users. We track high risk behaviors such as false advertising, pyramid selling and private information extortion. Relying on our advanced algorithms, we have built a proprietary suite of models to detect enterprise users’ misconduct and protect job seekers from potential harm.
We also take job seeker complaints into our data-driven risk assessment process. Job seekers play an important role in our comprehensive fraud-detection network through reporting suspicious activities or false information in the company’s description or job postings. After we identify inappropriate behavior conducted by enterprise users whom we deem to pose high risks to our platform, we assign our offline team to conduct manual risk assessment.

Enterprise users’ offline risk assessment
Our dedicated offline risk assessment team visit employers in person to make sure the information presented on our platform is authentic and up-to-date.
In particular, they verify the consistency of the employers’ business locations and enterprise users’ work locations. Our AI powered fraud-detecting system together with our offline verification efforts are necessary to manage the complexity of analysis at the scale and speed that is needed in light of our massive user base and the changing fraud landscape. Our streamlined authentication process and ongoing risk assessment system foster a trustworthy and credible user platform.
Job seekers’ risk assessment
Job seekers are first required to complete our mobile phone verification process. Our intelligence system detects suspicious user input that may undermine the integrity of our platform and will require those users to go through additional authentication procedures. For example, job seekers providing mobile numbers that are recorded in the phone number blacklist or using advertising language in self-description would be detected by our fraud prevention technology.
Monetization
We allow most of our enterprise users to post jobs, browse the mini resume of job seekers and chat with them, conduct audio and video interviews and send offer letters for free.
Our monetization philosophy is to efficiently connect job seekers and employers and strike a better balance between supply and demand of jobs as we treat our platform as an ecosystem with elaborate network of interconnections among users. When the supply of a job position exceeds the number of job seekers applying for that position to a certain degree, our ecosystem calls for us to rebalance supply and demand by charging the enterprise users a fee to post such jobs. This enables job seekers to interact more with enterprise users with strong recruiting needs and reduces the likelihood of a job seeker being bombarded with too many reach-outs from persistent Bosses and recruiting professionals.
Leveraging our large user base, we provide enterprise users with a wide range of services which give employers the flexibility to either purchase our services in small scale and on demand or subscribe annually to enjoy all of our services, including paid job posting and job seeker accessing services and other services. Our service offerings allow enterprise users to take advantage of our online recruiting platform and access massive quality talents in a cost effective way.
We also charge users for consuming certain value-added services and tools.
Technology and Infrastructure
Our team
Our data analytics capabilities are a unique advantage and critical to our business operations. As of December 31, 2021 we had a team of 1,169 research and development personnel dedicated to technology, data and related functions. Our technology team is fully involved in all critical operational areas, with an in-depth
understanding of our users’ needs.
Service innovation and excellence lie at the heart of our business. We gather creative ideas from all of our teams, including service development team, sales team and big data and algorithm team who best understand user behavior and demand. Our massive user base and efficient product iteration process ensure our effective exploration of new possibilities and drive constant development of our services.

Powerful AI infrastructure enables rapid algorithm iteration
Our proprietary AI infrastructure optimizes the analytics of large datasets and elevates the operational efficiency of our technologies. At any given time, we run hundreds of AI models simultaneously which power our recommendation function. This enables rapid product iteration and constant upgrade of our matching system, thereby providing better matching results to our users.
Multidimensional big data fuels continual optimization of matching results
Users’ every action or inaction generates valuable data points. These large datasets allow for continual optimization of our algorithm models characterized by deep learning and natural language processing. Our access to data combined with advanced data analytics and self-evolving AI technology, enhance the accuracy of our customized matching results, creating an efficient and fulfilling job hunting and recruiting experience for our users.
Robust technical architecture empowers real-time user feedback
Our algorithm picks up tiny changes of preference demonstrated through each user’s interaction on our platform. Our AI models process these actions instantly and provide users with refined matching results within seconds. These prompt feedbacks cater to each user’s real-time needs and thus greatly improve user experience. Our matching results are further refined by the matching success rate, indicated by resume delivering, contact information sharing or interview arrangements. By connecting the right job seeker with the right job, we meaningfully improve job hunting and recruitment efficiency for our users.
Comprehensive career knowledge graph powers proprietary matching algorithms
Our Career Science Lab conducts
in-depth
research on various career development subjects, such as an individual development of career path and professional skill sets, occupational structure and geographic distribution of occupations. Along with our Natural Language Processing Center’s comprehensive user behavioral data analysis, these research results have helped us develop a comprehensive career knowledge graph. After our proprietary self-evolving matching algorithms learn and process the career knowledge graph, we are able to provide users with curated matching results. Our profound knowledge of the talent market and market participants give us a unique and sustainable advantage in the industry.
Sales and Marketing
We have made significant investments in data science, which underpins all aspects of our operations from user acquisition to sales. Our data-centric approach has helped us to attract and retain new users, improve sales of paid services to existing users, and conduct cost-efficient marketing.
Sales
We empower our sales team with our proprietary CRM system by helping the team find employers with demand and willingness to engage in bulk purchase or pay for more tailored services. Our sales team will reach out to these employers. This allows us to channel our data-driven insights into the sales process and drive conversion. In addition, supported by our data analysis, our sales team can provide employers with better customized and more comprehensive service packages. We are committed to continually improving the quality of our services.
Marketing
We pay to acquire user traffic from online third-party channels, mainly including app stores, search engines, info feeds and social networking platforms. We also benefit from organic traffic through word-of-mouth
and brand recognition.

We believe brand recognition is critical to our ability to continue to attract new users. To promote our brand image, we have launched various marketing initiatives, including outdoor advertising, TV advertising, video advertising, and marketing campaigns in major national and international events. For example, we are the official human resources supplier for the 2022 Beijing Winter Olympics. We also enlist celebrities as brand ambassadors to expand our audience reach by featuring them in promotional materials and through online video platforms.
User Privacy and Data Security
Data security is crucial to our business operations as it is the foundation of our competitive advantages. We have internal rules and policies to govern how we may use and share data, as well as protocols, technologies and systems in place to ensure that data will not be accessed or disclosed improperly.
For our users’ information, our mobile app’s user privacy policies clearly describe our data use practices and how privacy works on our platform. Specially, we provide users with prior notice and obtain their consent as to what data are being collected and undertake to manage and use the data collected in accordance with applicable laws before they use our products and services.
To ensure the confidentiality and integrity of our data, we maintain a comprehensive and rigorous data security program. We de-identify
and encrypt confidential personal information and take other technological measures to ensure the secure processing, transmission and usage of data. Our employees are granted access to the minimum extent that is necessary to fulfill their job responsibilities and are required to go through strict authorization and authentication procedures and policies before operating. We also maintain data access logs and conduct automated assessment and routine manual verification. In addition, we conduct routine internal audit regarding the authority to get access to user data in order to ensure our authorizations are strictly followed.
We have established a comprehensive system to prevent and detect potential data breach risk, cyber threats, and other system vulnerabilities. Our business systems have received and maintained valid IT and safety certificates. We back-up
our user and other forms of data on a daily basis in secured remote data back-up
systems. We also conduct frequent reviews of our
back-up
systems to ensure that they function properly and are well maintained. We regularly conduct periodical system-wide vulnerability scanning and prompt repairing to continually improve our data security measures. Our back-end
security system is capable of handling malicious attacks to safeguard the security of our platform and to protect the privacy of our users. We have also started using proprietary private cloud located in PRC and maintained in-house
to reduce the reliance on third-party cloud infrastructure provider, which allows us to better safeguard user data and address regulatory and compliance concerns. All of our data is stored and used in China.
We have also established a standardised information management system. Our information security committee is a cross-disciplinary group comprised of personnel from multiple departments responsible for devising information security strategies and decision-making regarding major information security issues. We have also set up a data security team that works closely with other departments to jointly establish and enforce procedures regarding the management of data security, including security with respect to data collection, storage and processing. Our information security committee analyses industry trends, designs privacy protection protocols, conducts privacy trainings, assists in the formulation of feasible compliance work assessments and provides relevant risk control suggestions. All our personnel are required to strictly follow our detailed internal rules, policies and protocols to ensure the privacy of our data. We provide regular trainings to our staff on internal policies and procedures for data security, on software technical skills to prevent data leakage, and on other aspects that are relevant to their day-to-day
work.
We do not share our user data with third parties, except for the limited purposes and under the special circumstances set forth in our strict privacy protection policies. Pursuant to our policies, we only grant authorization to third-party business partners to access our user data for legitimate, necessary, specific and clearly defined purposes, and we inform our users of the purpose, use and scope of data sharing. We exercise great care and prudence in evaluating the purpose and scope of data sharing authorizations, and secure legal undertakings from authorized business partners under relevant confidentiality agreements that require them to comply with the authorized purposes, scopes and security measures in handling our user data.
Intellectual Properties
We regard our trademarks, copyrights, patents, domain names, know-how,
proprietary technologies, and similar intellectual property as critical to our success. As of December 31, 2021, we owned 84 patents, 61 copyrights including 46 software programs in China relating to various aspects of our operations and maintained approximately 438 trademark registrations in China and 13 trademark registrations outside China.
We seek to protect our technology and intellectual property rights through a combination of patent, copyright and trademark laws, as well as license agreements and other contractual protections. In addition, we enter into confidentiality and non-disclosure
agreements with our employees, which provide that all patents, software, inventions, developments, works of authorship and trade secrets created in connection to and during the course of their employment are our property.
Competition
As a leading player in the online recruitment industry, we face competition from providers of similar services. Other online recruitment platforms compete directly with us for users, including both job seekers and enterprise users. We compete to attract, engage and retain users, to provide more accurate job and candidate matching and to improve and expand our product and service offerings in general. Our competitors may compete with us in a variety of ways, including by leveraging a large user base to engage more job seekers or enterprise users, investing in technologies to improve job and candidate matching efficiencies, conducting brand promotions and other marketing activities, and making acquisitions.
We believe that we can compete effectively with our competitors on the basis of our large and active user base, extensive high quality user data, advanced technology capability, superior user experience, ability to enhance efficiency and user satisfaction, as well as our brand recognition.
For a discussion of risks relating to competition, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We face significant competition in China’s dynamic online recruitment service market, and potential market entries by established players from other industries may make competition even more fierce. Our market share, financial condition and results of operations may be materially and adversely affected if we are unable to compete effectively.”
Corporate Social Responsibility
We are committed to bringing about positive changes to society, and we believe our long-standing commitment to social responsibility strengthens our brand reputation.
As a leading recruitment platform, we are dedicated to assisting the disadvantaged group with inclusive and tailored job seeking and recruiting services.

•
We launched
Project Inclusive
supported by our powerful job and candidate recommendation algorithms and strong industry research teams. Purpose of the project is to pursue fairness of the bilateral resource allocation among jobseeker and recruiters, to empower traditionally underserved job seekers and enterprise users, especially college students and micro business owners.

•
We have also been exploring ways to connect people in impoverished areas to job opportunities leveraging the power of internet. We have helped people from 52 such counties to find jobs. We believe our supportive efforts in this strengthened our ties with the communities we serve, and consolidated our long-standing value in being socially responsible.

Our efforts to serve the community go beyond the recruiting industry.

•
We are environmentally conscious. We have made donations to the Qinghai Hoh Xil Nature Reserve ecological protection fund, which aims to protect the safety of patrol officers in fighting illegal activities such as poaching and illegal mining.

•
We believe it is our responsibility to stand out in difficult times and our commitment to society is embodied in our efforts during the
COVID-19
outbreak and disaster relief. We proactively supported China’s nationwide efforts to contain the spread of
COVID-19
and made donations to support the communities. We also made donations to communities affected by the Zhengzhou flooding.

•
We filmed a short documentary
Women are Amazing
(Women
了不起
) spotlighting the individual career journeys of women with different experiences, career paths and life stories to provide a window into the experiences of women from all walks of life. By exploring their stories and building personal connection, we helped drive the awareness of women’s irreplaceable roles in and significant contribution to the society.

Seasonality
Our results of operations are subject to seasonal fluctuations in market conditions primarily due to enterprise users’ purchasing patterns. For example, in a given year, our revenue is typically lower in the first quarter as recruitment activities generally slow down around the Chinese New Year. Our quarterly sales and marketing expenses are generally the highest in the first quarter of every year as we increase our sales and branding activities during the Chinese New Year season. Overall, the historical seasonality of our business has been relatively mild, but the seasonal trends that we have experienced in the past may not be indicative of our future operating results. See also “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Our results of operations are subject to fluctuations due to seasonality.”
Insurance
We believe we maintain insurance policies covering risks in line with industry standards. We do not maintain property insurance or business interruption insurance. We also do not maintain insurance policies covering damages to our network infrastructures or information technology systems. Any uninsured occurrence of business disruption, litigation or natural disaster, or significant damages to our uninsured equipment or facilities could have a material and adverse effect on our results of operations. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We may not have sufficient insurance to cover our business risks, so that any uninsured occurrence of business disruption may result in substantial costs to us and the diversion of our resources, which could have an adverse effect on our results of operations and financial condition.”
Regulation
This section sets forth a summary of the most significant rules and regulations that affect our business activities in China or the rights of our shareholders to receive dividends and other distributions from us.
Regulations Relating to Talent Intermediary Services
The Employment Promotion Law of the People’s Republic of China, or the Employment Promotion Law, promulgated by the Standing Committee of the National People’s Congress, or the SCNPC on August 30, 2007 and latest amended on April 24, 2015 stipulates that employment intermediary agencies shall register and seek approval from the competent labor administrative department after their corporation. Any entity that has not obtained a license and registered in accordance with the law shall be prohibited from engaging in employment intermediary activities. No employment agency shall provide false employment information or provide recruitment services to any institution that is not legally incorporated or licensed (if applicable). Any unlicensed and unregistered institution that, in violation of the provisions aforementioned, engages in unauthorized employment intermediary services, may be subject to the closure of business. Any illegal gains shall be confiscated and a fine from RMB10,000 to RMB50,000 may be imposed.
Talent intermediary services agencies including us in China are mainly regulated by the Ministry of Human Resources and Social Security of the PRC, or the MOHRSS. Pursuant to the Provisions on Talent Market Administration, jointly promulgated by the PRC Ministry of Personnel and the PRC State Administration for Industry and Commerce on September 11, 2001 and latest amended on December 31, 2019, any entity providing talent intermediary services in China must obtain a human resource services license from the local branch of MOHRSS. In addition, this regulation also reiterates the requirements under the Employment Promotion Law that as a talent intermediary service agency, we are prohibited from providing fake information, making false promises and publishing fake recruitment advertisement.
On June 29, 2018, the State Council issued the Interim Regulations for the Human Resources Market, effective on October 1, 2018, according to which, the human resources services (the “HR services”) providers include public HR services providers established by the relevant PRC governmental authorities and commercial HR services providers. Commercial HR services providers engaging in employment agency activities are required to obtain a human resource services license, when such HR services are provided through the Internet, laws and regulations relating to network security and the management of Internet information services shall also be complied. For any commercial HR services providers engaging in the services such as collection and release of HR supply and demand information, HR management consulting, HR assessment, or HR training, it shall file with the competent department of MOHRSS within 15 days of the date it starts the operation. The HR services providers providing recruitment or other HR services as entrusted by an employer shall not resort to fraud, violence, coercion or other improper means, shall not seek improper interests in the name of recruitment or introduce entities or individuals to engage in illegal activities. Commercial HR services providers shall expressly specify certain matters, among others, including the business license, charging standards, and human resource services licenses in their premises, which are subject to the supervision and inspection by the PRC governmental authorities such as the State Administration for Market Regulation, or the SAMR.
Based on the Interim Provisions concerning the Management of Foreign-invested Talent Intermediaries, or the Interim Provisions, which was promulgated by MOHRSS on September 4, 2003 and later amended on April 30, 2015, the incorporation of any foreign-invested talent intermediaries shall meet certain requirements, such as the domestic investors shall hold a majority equity interests in the foreign-invested talent intermediaries, and the foreign investors shall have been engaging in the recruitment agency services for three years or more, and all the investors of the foreign-invested talent intermediaries shall have good reputation. The application for incorporation shall be submitted to be examined and approved by the competent authorities where the agency is to be located. On December 31, 2019, the Interim Provisions was amended by MOHRSS, and the specific requirements set forth above have been removed.
The MOHRSS promulgated the Administrative Regulations on Online Recruitment Services, or the Online Recruitment Regulations on December 18, 2020, which came into effect on March 1, 2021, and reiterates the requirement that commercial HR services providers engaging in online recruitment services shall obtain a human resource service license with the service scope of “providing online recruitment services”, in addition, those involved in the telecommunications services shall also obtain the telecommunication business operating license required by law.
According to the Contract Law of the People’s Republic of China, or the Contract Law, promulgated on March 15, 1999 and nullified since January 1, 2021, and the Civil Code of the People’s Republic of China, or the Civil Code, promulgated on May 28, 2020 and effective on January 1, 2021, an intermediation contract is defined as a contract whereby an intermediary presents to its client an opportunity for entering into a contract or provides the client with other intermediary services in connection with the conclusion of a contract, and the client pays the intermediary service fees. Pursuant to the Contract Law and the Civil Code, an intermediary must provide authentic information relating to the proposed contract. If an intermediary intentionally conceals any material fact or provides false information in connection with the performance of the proposed contract, which results in harm to the client’s interests, the intermediary may not claim service fees and is liable for the damages caused. Our business of connecting individual users with business customers on our online platform constitutes an intermediary service, and our contracts with business customers are intermediation contracts under the Contract Law and the Civil Code, as a result, the performances, explanation and disputes under such contacts shall be regulated by the Contract Law and the Civil Code.
We have obtained such human resource services licenses which remains in full force and effect as of the date of this annual report.
Regulations Relating to Incorporation and Foreign Investment
The establishment, operation, and management of corporate entities in the PRC is governed by the PRC Company Law, which was promulgated by the SCNPC, on December 29, 1993, effective from July 1, 1994 and recently amended on October 26, 2018. The PRC Company Law generally governs two types of companies, namely limited liability companies and joint-stock limited companies, both entitled with the status of legal persons. The liability of shareholders of a limited liability company or a joint-stock limited company is limited to the amount of registered capital they have contributed. The PRC Company Law shall also apply to foreign-invested companies unless laws on foreign investment have stipulated otherwise.
On March 15, 2019, the National People’s Congress, or the NPC, promulgated the PRC Foreign Investment Law, which came into effect on January 1, 2020 and replaced the previous laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and the ancillary regulations. The existing foreign-invested enterprises established prior to the effective of the PRC Foreign Investment Law may keep their corporate forms within five years. The Foreign Investment Law sets out the definition of foreign investment and the framework for promotion, protection and administration of foreign investment activities. On December 30, 2019, the Ministry of Commerce, or the MOFCOM, and SAMR jointly promulgated the Measures for Reporting of Information on Foreign Investment, which came into effect on January 1, 2020, pursuant to which, the establishment of the foreign invested enterprises, including establishment through purchasing the equities of a domestic enterprise or subscribing to the increased capital of a domestic enterprise, and its subsequent changes are required to submit an initial or change report through the Enterprise Registration System.
Investment activities in the PRC by foreign investors are principally governed by The Special Administrative Measures (Negative List) for Access of Foreign Investment (2021 version), or the Negative List, and Catalogue of Industries for Encouraging Foreign Investment (2020 version), or the Encouraging List. The Negative List, which came into effect on January 1, 2022, sets out special administrative measures in respect of the access of foreign investments in a centralized manner, and the Encouraging List which came into effect on January 27, 2021, sets out the encouraged industries for foreign investment. Our business in providing value-add
telecommunication service, internet audio-video program service and radio and television program services fall within the Negative List.
Regulations Relating to Value-Added Telecommunication Services
Value-added Telecommunications Services
An extensive regulatory scheme governing telecommunication services, including value-added telecommunication services and infrastructure telecommunications services, is promulgated by the State Council, MIIT, and other relevant government authorities. Value-added telecommunication service operators may be required to obtain additional licenses and permits in addition to those that they currently have given new laws and regulations may be adopted from time to time. In addition, substantial uncertainties exist regarding the interpretation and implementation of current and any future PRC laws and regulations applicable to the telecommunication activities.
On September 25, 2000, the State Council promulgated the Telecommunication Regulation of the People’s Republic of China, or the Telecommunications Regulations, as latest amended on February 6, 2016, to regulate telecommunications activities in China. According to the Telecommunications Regulations, there are two categories of telecommunication activities, namely “infrastructure telecommunications services” and
“value-added
telecommunications services.” Pursuant to the Telecommunications Regulations, operators of value-added telecommunications services, or VATS, shall be approved by MIIT, or its provincial level counterparts, and obtain a license for value-added telecommunications business, or VAT License. The Measures for the Administration of Telecommunications Business Licensing, or the Licenses Measures, issued on March 1, 2009 and most recently amended on July 3, 2017 for the purpose of strengthening the administration of telecommunications business licensing, which set forth more specific provisions regarding the types of licenses required to operate VATS and the application for and the approval, use and administration of a telecommunications business permit.
Internet Information Services
The Administrative Measures on Internet Information Services, or the Internet Measures, which was promulgated by the State Council on September 25, 2000 and amended on January 8, 2011, set out guidelines on the provision of Internet information services. The Internet Measures classified Internet information services into commercial Internet information services and non-commercial
Internet information services and a commercial operator of Internet content provision services must obtain a value-added telecommunications business operating license, or the ICP License, for the provision of Internet information services from the appropriate telecommunications authorities.
According to the Internet Measures, violators may be subject to penalties, including criminal sanctions, for providing Internet content that: opposes the fundamental principles stated in the PRC Constitution; compromises national security, divulges national secrets, subverts national power or damages national unity; harms national dignity or interest; incites ethnic hatred or racial discrimination or damages inter-ethnic unity; undermines the PRC’s religious policy or propagates superstition; disseminates rumors, disturbs social order or disrupts social stability; disseminates obscenity or pornography, encourages gambling, violence, murder or fear or incites the commission of a crime; insults or slanders a third party or infringes upon the lawful rights and interests of a third party; or is otherwise prohibited by law or administrative regulations. An Internet information service provider may not post or disseminate any content that falls within prohibited categories and must stop providing any such content on their websites. The PRC government may order ICP License holders that violate any of the abovementioned content restrictions to correct those violations and revoke their ICP Licenses under serious conditions.
In addition to the Telecommunications Regulations and other regulations above, mobile Internet applications (the “APPs”) and the Internet application store (the “APP Store”) are specifically regulated by the Administrative Provisions on Mobile Internet Applications Information Services, or the APP Provisions, which was promulgated by the Cyberspace Administration of China, or the CAC, on June 28, 2016 and became effective on August 1, 2016. The APP Provisions regulate the APP information service providers and the APP Store service providers and the CAC and local offices of cyberspace administration shall be responsible for the supervision and administration of nationwide or local APP information respectively. On 5 January 2022, the CAC issued a revised version of the APP Provisions (Draft for Comments), which further emphasizes that mobile internet app providers shall comply with relevant provisions that set forth the scope of necessary personal information when engaging in personal information processing activities. According to the revised version of App Provisions, mobile internet app providers shall not compel users to agree to the collection of non-essential

personal information, and are prohibited from banning users from using basic services due to the users’ refusal of providing non-essential
personal information.
The APP information service providers shall acquire relevant qualifications required by laws and regulations and implement the information security management responsibilities strictly and fulfill their obligations, including real-name system, protection of users’ information, examination and management of information content, etc.
Foreign Investment in Value-Added Telecommunications Industry
Pursuant to the Negative List and the Administrative Regulations on Foreign-Invested Telecommunications Enterprises, as amended on February 6, 2016 and latest amended on March 29, 2022 by the State Council, the ultimate capital contribution percentage by foreign investor(s) in a foreign-invested value-added telecommunications services (except for
e-commerce,
domestic multi-party communications, storage-forwarding and call centers) is up to 50% and the primary foreign investor should be equipped with a good track record and operational experience in the industry. On March 29, 2022, the State Council promulgated the Decision of The State Council on Amending or Abolishing Certain Administrative Regulations, which will come into effect on May 1, 2022. According to the Decision, the aforementioned operational experience and good track record requirements of foreign investors of a value-added telecommunications service provider are not required. As of the date of this annual report, the VIE has obtained an ICP License for providing internet information services.
Regulations on Online Transmission of Audio-Visual Programs
According to the Administrative Regulations on Internet Audio-Visual Program Service, or the Internet Audio-Visual Program Regulations, promulgated by the SAPPRFT and the MIIT on December 20, 2007 and were latest amended on August 28, 2015, “internet audio-video program services” means producing, editing and integrating of audio-video programs, supplying audio-video programs to the public via the internet, and providing audio-video programs uploading and transmission services to a third party. Entities providing internet audio-video programs services must obtain a license for online transmission of audio-visual programs, or Audio-Visual License issued by the National Radio and Television Administration. Entities engaged in Internet audio-visual program services without obtaining such Audio-Visual License may be subject to warning, order to rectify, and a fine of no more than RMB30,000. Under serious conditions, the equipment used for such activities shall be confiscated and a fine of one but no more than two times of the investment amount may be imposed. However, according to the relevant PRC laws and regulations, an applicant for the Audio-Visual License shall be a wholly state-owned or state-controlled entity. We therefore are not eligible to apply for the Audio-Visual License.
In addition, according to the Certain Decisions on the Entry of the
Non-state-owned
Capital into the Cultural Industry promulgated by the State Council and effective on April 13, 2005, and the Several Opinions on Canvassing Foreign Investment into the Culture Sector promulgated by Ministry of Culture and Tourism of the PRC, or the MCT, the SAPPRFT, the National Development and Reform Commission, or the NDRC, and MOFCOM and effective on July 6, 2005, non-state-owned
enterprises and foreign investors are not allowed to conduct the business of transmitting audio-visual programs via an information network.
As of the date of this annual report, we have not obtained the Audio-Visual License for providing internet audio-visual program services and content through our online recruitment platform in China. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Any lack of or failure to maintain requisite approvals, licenses or permits applicable to our business may have a material and adverse impact on our business, financial condition and results of operations, and compliance with applicable laws or regulations may require us to obtain additional approvals or licenses or change our business model.”
Regulation on Production and Distribution of Radio and Television Programs
On August 11, 1997, the State Council promulgated Administrative Regulations on Radio and Television, which came into effect on September 1, 1997 and were latest amended on November 29, 2020. The establishment of the entities engaging in the production and management of radio television programs shall be subject to the approval of the administrative departments for radio and television under the competent governmental authorities.
According to the Provisions for the Administration of the Production and Distribution of Radio and Television Programs promulgated by the SAPPRFT on July 19, 2004, which took into effect on August 20, 2004 and was latest amended on October 29, 2020, any entity that produces or operates radio or television programs must obtain a Radio and Television Program Production and Operation Permit. Entities holding such permits shall conduct their business within the permitted scope as provided in their permits. Entities engaging in the producing or operating radio or television programs without such permit are subject to the closure of business, confiscation of used tools, equipment and carriers, as well as a fine between RMB 10,000 to RMB 50,000.
In addition, under the Provisions for the Administration of the Production and Distribution of Radio and Television Programs and the Negative List, foreign-invested enterprises are not allowed to engage in the above-mentioned services.
The VIE has obtained a Radio and Television Program Production and Operation Permit for the production of radio and television programs, which remains in full force and effect as of the date of this annual report.
Regulations Relating to Information Security and Censorship
Internet content in China is regulated and restricted from a state security standpoint. The SCNPC enacted the Decisions on the Maintenance of Internet Security on December 28, 2000, which was latest amended on August 27, 2009, providing that the following activities conducted through the internet are subject to criminal liabilities: (i) gaining improper entry into any of the computer information networks relating to state affairs, national defensive affairs, or cutting-edge science and technology; (ii) violation of relevant provisions of the State in the form of unauthorized interruption of any computer network or communication service, as a result of which the computer network or communication system cannot function normally; (iii) spreading rumor, slander or other harmful information via the internet for the purpose of inciting subversion of the state political power; (iv) stealing or divulging state secrets, intelligence or military secrets via internet; (v) spreading false or inappropriate commercial information; or (vi) infringing on the intellectual property.
On November 7, 2016, the SCNPC promulgated the Cyber Security Law of the PRC, which became effective on June 1, 2017, pursuant to which, network operators shall comply with laws and regulations and fulfill their obligations to safeguard security of the network when conducting business and providing services. Those who provide services through networks including us shall take technical measures and other necessary measures pursuant to laws, regulations and compulsory national requirements to safeguard the safe and stable operation of the networks, respond to network security incidents effectively, prevent illegal and criminal activities, and maintain the integrity, confidentiality and usability of network data, and the network operator shall prevent network data from being divulged, stolen or falsified. In addition, any network operator to collect personal information shall follow the principles of legitimacy, rationality and necessity and shall not collect or use any personal information without due authorization of the person whose personal information is collected, and network operators of key information infrastructure shall store within the territory of the PRC all the personal information and important data collected and produced within the territory of PRC.
On June 22, 2007, the Ministry of Public Security, the National Administration of State Secrets Protection, the State Cipher Code Administration and the Information Office of the State Council (repealed) promulgated the Administrative Measures for the Graded Protection of Information Security, effective from June 22, 2007, pursuant to which, graded protection of the state information security shall follow the principle of “independent grading and independent protection”, and the security protection grade of an information system shall be determined according to such factors as its level of importance in national security, economic development and social livelihood as well as its level of damage to national security, social order, public interests and the legitimate rights and interests of citizens, legal persons and other organizations in case it is destroyed, accordingly the security protection grade of an information system may be classified into five grades. The entities operating the information systems shall determine the security protection grade of the information system pursuant to the Measures for the Graded Protection and the Guidelines for Grading of Classified Protection of Cyber Security, and report the grade to the relevant department for examination and approval.
On July 30, 2021, the PRC State Council promulgated the Regulations on Security Protection of Critical Information Infrastructure, which became effective on September 1, 2021. Pursuant to such regulations, “critical information infrastructure” shall mean any important network facilities or information systems of important industries or fields such as public communication and information service, energy, communications, water conservation, finance, public services,
e-government
affairs and national defense science, and any other important network facilities or information systems which may endanger national security, people’s livelihood and public interest in case of damage, function loss or data leakage. In addition, relevant administration departments of each critical industry and sector, or Protection Departments, shall be responsible to formulate eligibility criteria and determine the critical information infrastructure operator in the respective industry or field. The operators shall be informed about the final determination as to whether they are categorized as critical information infrastructure operators.
On April 13, 2020, the CAC, NDRC, MIIT and other nine promulgation authorities issued the Cybersecurity Review Measures, effective on June 1, 2020, which stipulate that the cybersecurity review shall focus on the evaluation of possible risks to national security caused by the purchase of the network product or service, also provide for more detailed rules regarding cybersecurity review requirements. On December 28, 2021, the CAC, together with certain other PRC governmental authorities, jointly released the Revised Cybersecurity Review Measures, which took effect on February 15, 2022 and replaced the former Measures for Cybersecurity Review. Pursuant to the Revised Cybersecurity Review Measures, operators of critical information infrastructure that intend to purchase network products and services and online platform operators carrying out data processing activities that affect or may affect national security must apply for a cybersecurity review. In addition, online platform operators possessing personal information of more than one million users seeking to be listed on foreign stock markets must apply for a cybersecurity review. The cybersecurity review will evaluate, among others, the risk of critical information infrastructure, core data, important data, or the risk of a large amount of personal information being influenced, controlled or maliciously used by foreign governments after going public, and cyber information security risk. The Revised Cybersecurity Review Measures set out certain general factors which would be the focus in assessing the national security risk during a cybersecurity review, which, among others, includes (i) risks of illegal control, interference or destruction of critical information infrastructure brought about by the use of products and services; (ii) security, openness, transparency and diversity of sources of products and services, reliability of supply channels, and risks of supply interruption due to political, diplomatic, trade or other factors; (iii) risks of theft, disclosure, damage, illegal use or cross-border transfer of core data, important data or large amounts of personal information.
In the PRC, the internet information is regulated from a national security standpoint. According to the PRC National Security Law, institutions and mechanisms for national security review and administration will be established to conduct national security review on key technologies and IT products and services that affect or may affect national security. The PRC Data Security Law took effect in September 2021 and sets forth security review procedure for data activities that may affect national security. It also introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, as well as the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, or illegally acquired or used. Protection measures in the appropriate level is required to be taken for each respective category of data. In addition, the Data Security Law also provides that any organization or individual within the territory of the PRC shall not provide any foreign judicial body and law enforcement body with any data stored within the territory of the PRC without the approval of the competent PRC governmental authorities.

On November 14, 2021, the CAC published a Draft Measures of Regulations for the Administration of Cyber Data Security, or the Draft Measures for Cyber Data Security, for public comments, which provides that data processors conducting the following activities shall apply for cybersecurity review: (i) merger, reorganization or division of internet platform operators that have acquired a large number of data related to national security, economic development or public interests affects or may affect national security; (ii) listing abroad of data processors processing over one million users’ personal information; (iii) listing in Hong Kong which affects or may affect national security; or (iv) other data processing activities that affect or may affect national security. The Draft Measures for Cyber Data Security also provide that operators of large internet platforms that set up headquarters, operation centers or R&D centers overseas shall report to the national cyberspace administration and competent authorities. In addition, the Draft Measures for Cyber Data Security also require that data processors processing important data or going public overseas shall conduct an annual data security self-assessment or entrust a data security service institution to do so, and submit the data security assessment report of the previous year to the local branch of CAC before January 31 each year. As of the date of this annual report, the Draft Measures for Cyber Data Security has not been formally adopted.
In addition, Online Recruitment Regulations provide that HR services agencies engaging in online recruitment services shall, in accordance with the requirements under the PRC laws and regulations related to national cybersecurity and cybersecurity graded protection systems, strengthen cybersecurity management, perform cybersecurity protection obligations, and adopt technical or other necessary measures to ensure the security of recruitment service network, information system and users’ information. Moreover, HR services agencies shall establish and improve their user s’ information protection system for online recruitment services, and shall not disclose, divulge, damage or illegally sell or provide to any person, such information as the citizen identification number, age, gender, address, contact information of an individual or any information on business situations of an employer. If such agencies provide any personal information or important data collected or generated within the PRC to any overseas party due to their business operation, such provision shall abide by applicable PRC laws and regulations.
Regulations Relating to Privacy Protection
Pursuant to the Civil Code, the personal information of a natural person shall be protected by the law. Any organization or individual that need to obtain personal information of others shall obtain such information legally and ensure the safety of such information, and shall not illegally collect, use, process or transmit personal information of others, or illegally purchase or sell, provide or make public personal information of others.
On December 13, 2005, the Ministry of Public Security issued the Regulations on Technological Measures for Internet Security Protection, or the Internet Protection Measures, which took effect on March 1, 2006. The Internet Protection Measures require Internet service providers including us to take proper measures including anti-virus, data back-up
and other related measures, and to keep records of certain information about their users (including user registration information, log-in
and
log-out
time, IP address, content and time of posts by users) for at least 60 days, and detect illegal information, stop transmission of such information, and keep relevant records. Internet services providers including us are prohibited from unauthorized disclosure of users’ information to any third parties unless such disclosure is required by the laws and regulations. They are further required to establish management systems and take technological measures to safeguard the freedom and secrecy of the users’ correspondences.
On December 28, 2012, the SCNPC promulgated the Decision on Strengthening Network Information Protection to enhance the legal protection of information security and privacy on the internet. In July 16, 2013, the MIIT promulgated the Provisions on Protection of Personal Information of Telecommunication and Internet Users to regulate the collection and use of users’ personal information in the provision of telecommunication services and Internet information services in China and the personal information includes a user’s name, birth date, identification card number, address, phone number, account name, password and other information that can be used for identifying a user. Telecommunication business operators and Internet service providers are required to constitute their own rules for the collecting and use of users’ information and they cannot collect or use of user’s information without users’ consent. Telecommunication business operators and Internet service providers must specify the purposes, manners and scopes of information collection and uses, obtain consent of the relevant citizens, and keep the collected personal information confidential. Telecommunication business operators and Internet service providers are prohibited from disclosing, tampering with, damaging, selling or illegally providing others with, collected personal information. Telecommunication business operators and Internet service providers are required to take technical and other measures to prevent the collected personal information from any unauthorized disclosure, damage or loss.
On December 29, 2011, the MIIT promulgated the Several Provisions on Regulation of the Order of Internet Information Service Market, which became effective on March 15, 2012. The Provisions stipulate that without the consent of users, Internet information service providers shall not collect information relevant to the users that can lead to the recognition of the identity of the users independently or in combination with other information (hereinafter referred to as “personal information of users”), nor shall they provide personal information of users to others, unless otherwise provided by laws and administrative regulations. The Provisions also requires that Internet information service providers shall properly keep the personal information of users; if the preserved personal information of users is divulged or may possibly be divulged, Internet information service providers shall immediately take remedial measures; where such incident causes or may cause serious consequences, they shall immediately report the same to the telecommunications administration authorities that grant them with the Internet information service license or filing and cooperate in the investigation and disposal carried out by relevant departments. Failure to comply with such requirements may result in a fine between RMB10,000 and RMB30,000 and an announcement to the public. According to the Cyber Security Law of the People’s Republic of China, network operator shall not collect personal information irrelevant to the services it provides or collect or use personal information in violation of the provisions of laws or agreements between both parties.
On May 8, 2017, the Supreme People’s Court and the Supreme People’s Procuratorate released the Interpretations of the Supreme People’s Court and the Supreme People’s Procuratorate on Several Issues Concerning the Application of Law in the Handling of Criminal Cases Involving Infringement of Citizens’ Personal Information, or the Interpretations, effective from June 1, 2017. The Interpretations clarify several concepts regarding the crime of “infringement of citizens’ personal information” stipulated by Article 253A of the Criminal Law of the People’s Republic of China, including “citizen’s personal information”, “provision”, and “unlawful acquisition”. Also, the Interpretations specify the standards for determining “serious circumstances” and “particularly serious circumstances” of this crime.
In addition, the Office of the Central Cyberspace Affairs Commission, the MIIT, the Ministry of Public Security, and the SAMR jointly issued an Announcement of Launching Special Crackdown Against Illegal Collection and Use of Personal Information by Apps on January 23, 2019 to implement special rectification works against mobile Apps that collect and use personal information in violation of applicable laws and regulations, where business operators are prohibited from collecting personal information irrelevant to their services, or forcing users to give authorization in disguised manner.
The PRC government promulgated the Measures for Cybersecurity Review in April 2020, which became effective in June 2020. Under these measures, critical information infrastructure operators must pass a cybersecurity review when purchasing network products and services which do or may affect national security. On December 28, 2021, the CAC, together with certain other PRC governmental authorities, jointly released the Revised Cybersecurity Review Measures, which took effect on February 15, 2022. Pursuant to the Revised Cybersecurity Review Measures, operators of critical information infrastructure that intend to purchase network products and services and online platform operators carrying out data processing activities that affect or may affect national security must apply for a cybersecurity review. In addition, online platform operators possessing personal information of more than one million users seeking to be listed on foreign stock markets must apply for a cybersecurity review. The cybersecurity review will evaluate, among others, the risk of critical information infrastructure, core data, important data, or the risk of a large amount of personal information being influenced, controlled or maliciously used by foreign governments after going public, and cyber information security risk. The Revised Cybersecurity Review Measures set out certain general factors which would be the focus in assessing the national security risk during a cybersecurity review.
On March 12, 2021, the CAC and other governmental authorities promulgated Necessary Personal Information Range Provisions of Common Types of Apps, effective on May 1, 2021, which specify the scope of necessary personal information for common types of Apps. On April 26, 2021, the MIIT promulgated Interim Provisions on the Administration of Personal Information Protection for Apps (Draft for Comments), which further stipulate the protection and management of the personal information on the Apps. As of the date of this annual report, the Interim Provisions on the Administration of Personal Information Protection for Apps (Draft for Comments) has not been formally adopted.
On August 20, 2021, the SCNPC promulgated the Personal Information Protection Law, or PIPL, which integrates the scattered rules with respect to personal information rights and privacy protection and took effect on November 1, 2021. The PIPL raises the protection requirements for processing personal information, and specifies the rules for processing sensitive personal information, which refers to personal information that, once leaked or illegally used, may easily cause harm to the dignity of natural persons or cause harm to the human safety or property, including information on biometric characteristics, financial accounts, individual location tracking and others, as well as personal information of minors under the age of 14. Only where there is a specific purpose and sufficient necessity, and under circumstances where strict protection measures are taken, may personal information processors process sensitive personal information. The processing of sensitive personal information of an individual shall be subject to the individual’s separate consent; where laws and administrative regulations provide that the processing of sensitive personal information shall be subject to the consent, such provisions shall prevail. Personal information processors shall be subject to the liability for their personal information processing activities, and adopt necessary measures to safeguard the security of the personal information they process. Otherwise, the personal information processors will be subject to correction of its operations, suspension or termination of the provision of services, confiscation of illegal income, fines or other penalties.
On October 29,2021, the CAC published the Safety Assessment Measures for Data Outbound Transfer (Draft for Comments), which require that the data processors who propose to provide important data and personal information which are subject to security assessment that are collected and generated in the operation within the territory of the People’s Republic of China overseas be subject to security assessment. The draft measures further stipulate the process and requirements for the security assessment. As of the date of this annual report, the Safety Assessment Measures for Data Outbound Transfer (Draft for Comments) has not been formally adopted.
On December 31, 2021, the CAC published the Administrative Provisions on Internet Information Service Algorithm Recommendation, which became effective on March 1, 2022 and raises certain new compliance requirements on internet information service providers applying algorithm recommendation technologies. Specifically, the Algorithm Recommendation Provisions requires that such service providers shall provide users with options that are not specific to their personal profiles, or provide users with convenient options to cancel algorithmic recommendation services.
Regulations Relating to Advertisement
All commercial advertising activities for direct or indirect introduction of products or services promoted by product business operators or service providers via a certain medium and in a certain form within the territory of PRC are applied to the PRC Advertising Law, as latest amended and effective on April 29, 2021, which requires advertisers, advertising operators and advertising distributors to ensure that the content of the advertisements they produce or distribute are true and in full compliance with applicable laws and regulations and the content of the advertisement shall not contains the prohibited information including but not limited to (i) information harm the dignity or interests of the State or divulge the secrets of the State, (ii) information contain wordings such as

“national level”, “highest level” and “best”, (iii) information contain ethnic, racial, religious, sexual discrimination. In addition, where a special government review is required for certain categories of advertisements before publishing, the advertisers, advertising operators and advertising distributors are obligated to confirm that such review has been duly performed and that the relevant approval has been obtained. Without prior consent or request, the advertisers, advertising operators and advertising distributors shall not deliver advertisement to any person’s accommodation or transportation. If the advertisers, advertising operators and advertising distributors display any pop-up
advertisement, they shall show the close button clearly to make sure that the viewers can close the advertisement upon one-click.
Violations of these regulations may result in penalties, including fines, confiscation of advertising income, orders to cease dissemination of the advertisements and orders to publish an advertisement correcting the misleading information. For serious violations, the State Administration for Market Regulation, or the SAMR, or its local branches may order the violator to terminate its advertising operations or even revoke its business license. Furthermore, advertisers, advertising operators or advertising distributors may be subject to civil liabilities if they infringe on the legal rights and interests of third parties.
Furthermore, the Interim Measures for Administration of Internet Advertising, adopted by the predecessor of SAIC, and effective on September 1, 2016, regulates any advertisement published on the Internet, including but not limited to, through websites, webpage and APPs, in the form of word, picture, audio and video and provides more detailed guidelines to the advertisers, advertising operators and advertising distributors. According to the Internet Advertisement Measures, Internet information service providers must stop any person from using their information services to publish illegal advertisements if they are aware of, or should reasonably be aware of, such illegal advertisements even though the Internet information service provider merely provides information services and is not involved in the Internet advertisement businesses.
In addition, according to the Provisions on Talent Market Administration, the Talent Intermediary Services agencies are prohibited from publishing fake recruitment advertisement and violations would lead to penalties under the PRC Advertising Law, which includes fines, prohibition from advertising for a period of time or revocation of business licenses.
Regulations Relating to Intellectual Property
Regulations on Patents
Pursuant to the Patent Law of the PRC, or the Patent Law, which was issued by the SCNPC on March 12, 1984, and latest revised on October 17, 2020 and became effective as of June 1, 2021, any organization or individual proposing to implement the patent of others shall enter into a licensing contract with the patentee for implementation and pay royalties to the patentee. A licensee shall have no right to allow any organization or individual that is not stipulated in the contract to implement such patent.
Regulations on Trademarks
Pursuant to the Trademark Law of the PRC which was promulgated on August 23, 1982 and latest amended on April 23, 2019 and came into effect on November 1, 2019, the Implementation Regulations of the Trademark Law of PRC which was issued on August 3, 2002 and latest amended on April 29, 2014, the Trademark Office under the State Administration for Industry and Commerce of the PRC, or the Trademark Office, shall handle trademark registrations and grant a term of ten years to registered trademarks, which may be renewed for additional ten year period upon request from the trademark owner. The Trademark Law of the PRC has adopted a
“first-to-file”
principle with respect to trademark registration. Where an application for trademark for which application for registration has been made is identical or similar to another trademark which has already been registered or is under preliminary examination and approval for use on the same kind of or similar commodities or services, the application for registration of such trademark may be rejected. Any person applying for the registration of a trademark may not prejudice the existing right of others, nor may any person register in advance a trademark that has already been used by another party and has already gained a “sufficient degree of reputation” through such party’s use. A trademark registrant may, by entering into a trademark licensing contract, license another party to use its registered trademark. Where another party is licensed to use a registered trademark, the licenser shall report the license to the Trademark Office for recordation, and the Trademark Office shall publish it. An unrecorded license may not be used as a defense against a third party in good faith.
Regulations on Copyrights
Pursuant to the Copyright Law of the PRC promulgated by the SCNPC on September 7, 1990 and latest amended on November 11, 2020 and became effective as of June 1, 2021, Chinese citizens, legal persons or other entities shall, whether published or not, enjoy copyright in their works, which include, among others, works of literature, art, natural science, social science, engineering technology and computer software created in writing or oral or other forms.
Pursuant to the Regulation on Computers Software Protection promulgated on June 4, 1991 by the State Council and latest amended on January 30, 2013 and the Measures for the Registration of Computer Software Copyright promulgated in 1992 and latest amended by the National Copyright Administration on February 20, 2002, the National Copyright Administration is mainly responsible for the registration and management of software copyright in China and recognizes the China Copyright Protection Center as the software registration organization. The China Copyright Protection Center shall grant certificates of registration to computer software copyright applicants in compliance with the regulations of the Measures for the Registration of Computer Software Copyright and the Regulation on Computers Software Protection.
Regulations on Domain Names
Pursuant to the Measures for the Administration of Internet Domain Names promulgated by MIIT on August 24, 2017 and effective on November 1, 2017, domain name shall refer to the character mark of hierarchical structure, which identifies and locates a computer on the internet and corresponds to the Internet Protocol address of that computer. The MIIT supervises and administers the domain name services in the PRC. The registration for domain names such as the first-tier domain name “.cn” follows the principle of “first application, first registration”. An applicant for registration of domain name shall provide information for the registration of domain name such as the true, accurate and complete information on the identity of the domain name holder to the domain name registration service authority. After completion of the registration procedures, the applicant will become the holder of the relevant domain name. Any registration and use of domain names by organizations and individuals shall abide by the requirements of the Measures for the Administration of Internet Domain Names, and any registrations and uses of domain names in breach of the said Measures constitutes an offence and is subject to criminal liability.
Regulations Relating to Foreign Exchange
Regulations on Foreign Currency Exchange
The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations, as latest amended on August 5, 2008, or the FEA Regulations. Pursuant to the FEA Regulations, international payments in foreign exchange and the transfer of foreign exchange under the current account items shall not be subject to any state control or restriction when complying with certain procedural requirements. In contrast, the conversion of RMB into foreign currencies and remittance of the converted foreign currency outside the PRC for the purpose of capital account items, such as direct equity investments, loans and repatriation of investment, requires prior approval from SAFE or its local branches.
According to the Circular of SAFE on Further Improving and Adjusting the Foreign Exchange Policies on Direct Investment and its appendix, the Operating Rules for Foreign Exchange Issues with Regard to Direct Investment under Capital Account, promulgated on November 19, 2012 and latest amended on May 4, 2015, foreign exchange control measures related to foreign direct investment are improved, such as (i) the open of and payment into the foreign exchange account related to direct investment are no longer subject to approval by SAFE; (ii) reinvestment with legal income of foreign investors in China is no longer subject to approval by SAFE; (iii) purchase and external payment of foreign exchange related to foreign direct investment are no longer subject to approval by SAFE. Later, on February 13, 2015, SAFE issued the Circular on Further Simplifying and Improving Foreign Exchange Administration Policies in Respect of Direct Investment, or Circular 13, effective from June 1, 2015, providing that the bank, instead of SAFE, can directly handle the foreign exchange registration and approval for foreign direct investment and SAFE and its branches.
SAFE released the Notice of the State Administration of Foreign Exchange on Reforming the Mode of Management of Settlement of Foreign Exchange Capital of Foreign Invested Enterprises, or Circular 19, on March 30, 2015, which came into force on June 1, 2015. Under Circular 19, a foreign invested enterprise, within the registered scope of business, may settle their foreign exchange capital following a principal of authenticity on a discretionary basis according to the actual needs of their business operation, and the RMB capital so converted can be used for equity investments within the PRC, which will be regarded as the reinvestment of foreign-invested enterprise, provided that such foreign invested enterprises are not registered as an enterprises mainly engaged in investment business, including foreign investment companies, foreign funded venture capital enterprises and foreign funded equity investment enterprises. The RMB converted from the foreign exchange capital will be kept in a designated account and is not allowed to be used directly or indirectly for purposes beyond its business scope or used to provide RMB entrusted loans (unless permitted within its registered business scope), repayment of inter-company loans (including third-party advances), and repayment of bank RMB loans that have been re-loaned
to third parties, and other uses expressly forbidden under Circular 19.
The Circular of the SAFE on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or the SAFE Circular No. 16, was promulgated and became effective on June 9, 2016. According to the SAFE Circular No. 16, enterprises registered in PRC may also convert their foreign debts from foreign currency into RMB on self-discretionary basis. The SAFE Circular No. 16 provides an integrated standard for conversion of foreign exchange under capital account items (including but not limited to foreign currency capital and foreign debts) on self-discretionary basis, which applies to all enterprises registered in the PRC. The SAFE Circular No. 16 reiterates the principle that RMB converted from foreign currency-denominated capital of a company may not be directly or indirectly used for purposes beyond its business scope and may not be used for investments in securities or other investment excluding banks’ principal-secured financing products within the PRC unless otherwise specifically provided. Besides, the converted RMB shall not be used to make loans for non-affiliated
enterprises unless it is permitted within the business scope or to build or to purchase any real estate that is not for the enterprise’s own use unless it is a real estate enterprise.
On October 23, 2019, SAFE issued the Notice by the State Administration of Foreign Exchange of Further Facilitating Cross-border Trade and Investment, or Circular 28, which cancels the restrictions on domestic equity investments by capital fund of non-investment
foreign invested enterprises and allows
non-investment
foreign invested enterprises to use their capital funds to lawfully make equity investments in China, provided that such investments do not violate the Negative List and the target investment projects are genuine and in compliance with laws.
According to the Circular on Optimizing Administration of Foreign Exchange to Support the Development of Foreign-related Business, or Circular 8 issued by the SAFE on April 10, 2020, eligible enterprises are allowed to make domestic payments by using their capital funds, foreign credits and the income under capital accounts of overseas listing, with no need to provide the evidentiary materials concerning authenticity of such capital for banks in advance, provided that their capital use shall be authentic and in line with provisions, and conform to the prevailing administrative regulations on the use of income under capital accounts. The concerned bank shall conduct spot checking in accordance with the relevant requirements. The interpretation and implementation in practice of Circular 28 and Circular 8 are still subject to substantial uncertainties given they are newly issued regulations.

Regulations on Foreign Exchange Registration of Overseas Investment by PRC Domestic Residents
On July 4, 2014, SAFE issued Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles, or SAFE Circular 37, to regulate foreign exchange matters in relation to the use of Special Purpose Vehicles, or SPVs, by PRC residents or entities to seek offshore investment and financing or conduct round trip investment in China.
Pursuant to SAFE Circular 37, a SPV refers to an overseas enterprise directly formed or indirectly controlled for investment or financing purposes by a domestic resident (domestic institution or domestic individual resident) with the assets or interests it legally holds overseas or in a domestic enterprise, while “round trip investment” refers to the direct investments made in China by domestic residents directly or indirectly through SPVs, namely, the behavior of establishing foreign invested enterprises or projects in China by formation, acquisition, merger, or any other means, and acquiring interests, such as ownership, control, or operating right, in them. SAFE Circular 37 provides that, before making contribution into an SPV, PRC residents are required to complete foreign exchange registration with SAFE or its local branch according to SAFE Circular 37 and applicable currently effective SAFE regulations including the Administration of Foreign Exchange in Foreign Direct Investments by Foreign Investors. According to the Circular 13, local banks, instead of SAFE, will examine and handle foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration.
Failure to comply with the registration procedures set forth in SAFE Circular 37 and the subsequent notice, or making misrepresentation on or failure to disclose controllers of the foreign invested enterprise that is established through round-trip investment, may result in restrictions imposed on the foreign exchange activities of the relevant foreign invested enterprise, including payment of dividends and other distributions, such as proceeds from any reduction in capital, share transfer or liquidation, to its offshore parent or affiliate, and the capital inflow from the offshore parent, and may also subject relevant PRC residents or entities to penalties under PRC foreign exchange administration regulations.
We have used our best efforts to notify PRC residents (domestic institution or domestic individual resident) who directly or indirectly hold shares in our Cayman Islands holding company and who are known to us as being PRC residents to complete the foreign exchange registrations. However, we may not at all times be fully aware or informed of the identities of all our shareholders or beneficial owners, and we cannot compel them to comply with SAFE registration requirements. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC law.”
Regulations on Stock Incentive Plans
Pursuant to the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, issued by SAFE on February 15, 2012, employees, directors, supervisors and other senior management participating in any stock incentive plan of an overseas publicly listed company who are PRC citizens or who are non PRC citizens residing in China for a continuous period of not less than one year, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be a PRC subsidiary of such overseas listed company, and complete certain other procedures. Failure to complete the SAFE registrations may subject them to fines and legal sanctions and may also limit our ability to contribute additional capital into our wholly foreign owned subsidiaries in China and limit these subsidiaries’ ability to distribute dividends to us. The PRC agents shall, on behalf of the PRC residents who have the right to exercise the employee share options, apply to SAFE or its local branches for an annual quota for the payment of foreign currencies in connection with the PRC residents’ exercise of the employee share options. The foreign exchange proceeds received by the PRC residents from the sale of shares under the stock incentive plans granted and dividends distributed by the overseas listed companies must be remitted into the bank accounts in the PRC established by the PRC agents before distribution to such PRC residents. In addition, the PRC agents shall quarterly submit the form for record-filing of information of the Domestic Individuals Participating in the Stock Incentive Plans of Overseas Listed Companies with SAFE or its local branches. We and our PRC citizen employees who have been granted share options, or PRC optionees, are subject to the Stock Option Rules. If we or our PRC optionees fail to comply with the Individual Foreign Exchange Rule or the Stock Option Rules, we and our PRC optionees may be subject to fines and other legal sanctions. In addition, the PRC agents are required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan. Moreover, the SAFE Circular 37 provides that PRC residents who participate in a share incentive plan of an overseas unlisted special purpose company may register with local branches of SAFE before exercising rights.
In addition, the SAT has issued circulars concerning employee share options, under which our employees working in the PRC who exercise share options will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee share options with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or if we fail to withhold their income taxes as required by relevant laws and regulations, we may face sanctions imposed by the PRC tax authorities or other PRC government authorities.
Regulations Relating to Dividend Distributions
The principal laws, rules and regulations governing dividend distributions by foreign-invested enterprises in the PRC are the PRC Company Law, promulgated in 1993 and latest amended in 2018 and the Foreign Investment Law and its Implementing Regulations. Under these requirements, foreign-invested enterprises may pay dividends only out of their accumulated profit, if any, as determined in accordance with PRC accounting standards and regulations. A PRC company is required to allocate at least 10% of their respective accumulated after-tax
profits each year, if any, to fund certain capital reserve funds until the aggregate amount of these reserve funds have reached 50% of the registered capital of the enterprises. A PRC company is not permitted to distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.
Regulations Relating to M&A Rules and Overseas Listing
MOFCOM, China Securities Regulatory Commission, or CSRC, SAFE and three other PRC governmental and regulatory agencies promulgated the Rules on Acquisition of Domestic Enterprises by Foreign Investors on August 8, 2006, as later amended on June 22, 2009, or the M&A Rules, governing the mergers and acquisitions of domestic enterprises by foreign investors. The M&A Rules, among other things, require that if a domestic company, domestic enterprise, or a domestic individual, through an overseas company established or controlled by it/him/her, acquires a domestic company which is affiliated with it/him/her, an approval from the MOFCOM is required. The M&A Rules further requires that a SPV, that is controlled directly or indirectly by the PRC companies or individuals and that has been formed for overseas listing purposes through acquisitions of PRC domestic interest held by such PRC companies or individuals, shall obtain the approval of CSRC prior to overseas listing and trading of such SPV’s securities on an overseas stock exchange. Moreover, if foreign investors merge a domestic enterprise and obtain the actual control over the enterprise, and if such merger involves any critical industry, affects or may affect the security of national economy, or causes transference of actual control over the domestic enterprise who possesses a resound trademark or PRC time-honored brand, the parties to the merger shall file an application to MOFCOM.
On July 6, 2021, the relevant PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. As a follow-up,
on December 24, 2021, the CSRC issued a draft of the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Draft Provisions, and the CSRC issued a draft of Administration Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies, or the Draft Administration Measures, for public comments.
The Draft Provisions and the Draft Administration Measures propose to establish a new filing-based regime to regulate overseas offerings and listings by domestic companies. According to the Draft Provisions and the Draft Administration Measures, an overseas offering and listing by a domestic company, whether directly or indirectly, shall be filed with the CSRC. Specifically, the examination and determination of an indirect offering and listing will be conducted on a substance-over-form basis, and an offering and listing shall be considered as an indirect overseas offering and listing by a domestic company if the issuer meets the following conditions: (i) the operating income, gross profit, total assets, or net assets of the domestic enterprise in the most recent fiscal year was more than 50% of the relevant line item in the issuer’s audited consolidated financial statement for that year; and (ii) senior management personnel responsible for business operations and management are mostly PRC citizens or are ordinarily resident in the PRC, or the main place of business is in the PRC or carried out in the PRC. According to the Draft Administration Measures, the issuer or its affiliated domestic company, as the case may be, shall file with the CSRC and report the relevant information for its initial public offering, follow-on
overseas offering and other equivalent offing activities. Particularly, the issuer or its affiliated material domestic company shall submit the filing with respect to its follow-on
overseas offering within three business days after completion of the follow-on
overseas offering. Failure to comply with the filing requirements may result in fines to the relevant domestic companies, suspension of their businesses, revocation of their business licenses and operation permits and fines on the controlling shareholder actual controllers, directors, supervisors, and senior management and other responsible persons. The Draft Administration Measures also sets forth certain circumstances where overseas offerings and listings by domestic enterprises shall be prohibited.
Regulations Relating to Employment and Social Welfare
Regulations on Employment
The major PRC laws and regulations that govern employment relationship are the PRC Labor Law, or the Labor Law (issued by the SCNPC on July 5, 1994, came into effect on January 1, 1995 and revised on August 27, 2009 and December 29, 2018, the PRC Labor Contract Law, or the Labor Contract Law, promulgated by the SCNPC on June 29, 2007 and became effective on January 1, 2008, and then amended on December 28, 2012 and became effective on July 1, 2013, and the Implementation Rules of the Labor Contract Law of the PRC, or the Implementation Rules of the Labor Contract Law, issued by the State Council on September 18, 2008 and came into effect on the same day. According to the aforementioned laws and regulations, labor relationships between employers and employees must be executed in written form. The laws and regulations above impose stringent requirements on the employers in relation to entering into fixed-term employment contracts, hiring of temporary employees and dismissal of employees. As prescribed under the laws and regulations, employers shall ensure its employees have the right to rest and the right to receive wages no lower than the local minimum wages. Employers must establish a system for labor safety and sanitation that strictly abide by state standards and provide relevant education to its employees. Violations of the Labor Contract Law and the Labor Law may result in the imposition of fines and other administrative liabilities and/or incur criminal liabilities in the case of serious violations.
Regulations on Social Insurance and Housing Provident Fund
According to the Social Insurance Law of PRC, which issued by the SCNPC on October 28, 2010 and came into effect on July 1, 2011 and was latest revised on December 29, 2018, enterprises and institutions in the PRC shall provide their employees with welfare schemes covering pension insurance, unemployment insurance, maternity insurance, work-related injury insurance, medical insurance and other welfare plans. The employer shall apply to the local social insurance agency for social insurance registration within 30 days from the date of its formation. And it shall, within 30 days from the date of employment, apply to the social insurance agency for social insurance registration for the employee. Any employer who violates the regulations above shall be ordered to make correction within a prescribed time limit; if the employer fails to rectify within the time limit, the employer and its directly liable person will be fined. Meanwhile, the Interim Regulation on the Collection and Payment of Social Insurance Premiums, issued by the State Council on January 22, 1999 and came into effect on the same day and was recently revised on March 24, 2019, prescribes the details concerning the social securities.
Apart from the general provisions about social insurance, specific provisions on various types of insurance are set out in the Regulation on Work-Related Injury Insurance, issued by the State Council on April 27, 2003, came into effect on January 1, 2004 and revised on December 20, 2010, the Regulations on Unemployment Insurance, issued by the State Council on January 22, 1999 and came into effect on the same day, the Trial Measures on Employee Maternity Insurance of Enterprises, issued by the Ministry of Labor on December 14, 1994 and came into effect on January 1, 1995. Enterprises subject to these regulations shall provide their employees with the corresponding insurance.
According to the Regulation Concerning the Administration of Housing Provident Fund, implemented since April 3, 1999 and latest amended on March 24, 2019, any newly established entity shall make deposit registration at the housing accumulation fund management center within 30 days as of its establishment. After that, the entity shall open a housing accumulation fund account for its employees in an entrusted bank. Within 30 days as of the date an employee is recruited, the entity shall make deposit registration at the housing accumulation fund management center and seal up the employee’s housing accumulation fund account in the bank mentioned above within 30 days from termination of the employment relationship.
Any entity that fails to make deposit registration of the housing accumulation fund or fails to open a housing accumulation fund account for its employees shall be ordered to complete the relevant procedures within a prescribed time limit. Any entity failing to complete the relevant procedure within the time limit will be fined RMB10,000 to RMB50,000. Any entity fails to make payment of housing provident fund within the time limit or has shortfall in payment of housing provident fund will be ordered to make the payment or make up the shortfall within the prescribed time limit, otherwise, the housing provident management center is entitled to apply for compulsory enforcement with the People’s Court.
Regulations Relating to Tax
Regulations on Dividend Withholding Tax
The National People’s Congress enacted the Enterprise Income Tax Law, which became effective on January 1, 2008 and last amended on December 29, 2018. According to Enterprise Income Tax Law and the Regulation on the Implementation of the Enterprise Income Tax Law, or the Implementing Rules, which became effective on January 1, 2008 and further amended on April 23, 2019, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in China to its foreign enterprise investors are subject to a 10% withholding tax, unless any such foreign enterprise investor’s jurisdiction of incorporation has a tax treaty with China that provides for a preferential withholding arrangement. According to the Notice of the SAT on Negotiated Reduction of Dividends and Interest Rates issued on January 29, 2008, revised on February 29, 2008, and the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income, or Double Tax Avoidance Arrangement, the withholding tax rate in respect of the payment of dividends by a PRC enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise and certain other conditions are met, including: (i) the Hong Kong enterprise must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (ii) the Hong Kong enterprise must have directly owned such required percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. However, based on the Circular on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties issued on February 20, 2009 by the SAT, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven,
such PRC tax authorities may adjust the preferential tax treatment; and based on the Announcement on Certain Issues with Respect to the “Beneficial Owner” in Tax Treaties issued by the SAT on February 3, 2018 and effective from April 1, 2018, if an applicant’s business activities do not constitute substantive business activities, it could result in the negative determination of the applicant’s status as a “beneficial owner”, and consequently, the applicant could be precluded from enjoying the above-mentioned reduced income tax rate of 5% under the Double Tax Avoidance Arrangement. According to the Administrative Measures for
Non-Resident
Enterprises to Enjoy Treatments under Treaties, which became effective in January 2020, non-resident
enterprises are required to determine whether they are qualified to enjoy the preferential tax treatment under the tax treaties and file relevant report and materials with the tax authorities. Tax authorities adopt a strengthening follow-up
administration for
non-resident
taxpayers enjoying treaty benefits, to implement treaties accurately, and prevent abuse of tax treaties and tax avoidance risks.
Regulations on Enterprise Income Tax
The Enterprise Income Tax Law and the Implementing Rules impose a uniform 25% enterprise income tax rate to both foreign invested enterprises and domestic enterprises, except where tax incentives are granted to special industries and projects. Among other tax incentives, the preferential tax treatment continues as long as an enterprise can retain its “High and New Technology Enterprise” status.
Under the PRC Enterprise Income Tax Law, an enterprise established outside China with “de facto management bodies” within China is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. The Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies promulgated by the SAT and last amended on December 29, 2017 and the Announcement of the State Administration of Taxation on Issues concerning the Determination of Resident Enterprises Based on the Standards of Actual Management Institutions promulgated by the SAT on January 29, 2014 set out the standards used to classify certain Chinese invested enterprises controlled by Chinese enterprises or Chinese enterprise groups and established outside of China as “resident enterprises”, which also clarified that dividends and other income paid by such PRC “resident enterprises” will be considered PRC source income and subject to PRC withholding tax, currently at a rate of 10%, when paid to non PRC enterprise shareholders. This notice also subjects such PRC “resident enterprises” to various reporting requirements with the PRC tax authorities. Under the Implementing Rules, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise.
On October 17, 2017, the SAT issued the Bulletin on Issues Concerning the Withholding of
Non-PRC
Resident Enterprise Income Tax at Source, or Bulletin 37, which replaced the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by
Non-PRC
Resident Enterprises, issued by the SAT, on December 10, 2009, and partially replaced and supplemented by the rules under the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by
Non-PRC
Resident Enterprises, or Bulletin 7, issued by the SAT, on February 3, 2015. Under Bulletin 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC
resident enterprises may be
re-characterized
and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. In respect of an indirect offshore transfer of assets of a PRC establishment, the relevant gain is to be regarded as effectively connected with the PRC establishment and therefore included in its enterprise income tax filing, and would consequently be subject to PRC enterprise income tax at a rate of 25%. Where the underlying transfer relates to the immoveable properties in China or to equity investments in a PRC resident enterprise, which is not effectively connected to a PRC establishment of a non-resident
enterprise, a PRC enterprise income tax at 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments bears the withholding obligation. Pursuant to Bulletin 37, the withholding party shall declare and pay the withheld tax to the competent tax authority in the place where such withholding party is located within 7 days from the date of occurrence of the withholding obligation. Both Bulletin 37 and Bulletin 7 do not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired from a transaction through a public stock exchange.
Regulations on Value-added Tax
The Provisional Regulations of the PRC on Value-added Tax were promulgated by the State Council on December 13, 1993 and came into effect on January 1, 1994 which were subsequently amended in 2008, 2016 and 2017, or the VAT Regulation. The Detailed Rules for the Implementation of the Provisional Regulations of the PRC on Value-added Tax (Revised in 2011) was promulgated by the Ministry of Finance, or MOF, on December 25, 1993 and subsequently amended on December 15, 2008 and October 28, 2011, and together with the VAT Regulation, the VAT Law. The PRC State Council approved, and the SAT and the MOF officially launched a pilot value-added tax reform program starting from January 1, 2012, or the Pilot Program, applicable to businesses in selected industries. Businesses in the Pilot Program would pay value-added tax instead of business tax. The Pilot Program was initiated in Shanghai, then further applied to ten additional regions such as Beijing and Guangdong province. On November 19, 2017, the State Council promulgated the Decisions on Abolishing the Provisional Regulations of the PRC on Business Tax and Amending the Provisional Regulations of the PRC on Value-added Tax, or the Order 691. According to the VAT Law and Order 691, all enterprises and individuals engaged in the sale of goods, the provision of processing, repair and replacement services, sales of services, intangible assets, real property and the importation of goods within the territory of the PRC are the taxpayers of VAT. The VAT tax rates generally applicable are simplified as 17%, 11%, 6% and 0%, and the VAT tax rate applicable to the small-scale taxpayers is 3%.
On April 4, 2018, Adjustment to Value-added Tax Rates issued by the Ministry of Finance and the SAT was promulgated by MOF and SAT, which came into effect on May 1, 2018, or the Bulletin 32. According to Bulletin 32, the VAT tax rates of 17% and 11% are changed to 16% and 10%, respectively. On March 20, 2019, the Ministry of Finance, State Taxation Administration and General Administration of Customs jointly promulgated the Announcement on Policies for Deeping the VAT Reform or Notice 39, which came into effect on April 1, 2019. Notice 39 further changes the VAT tax rates of 16% and 10% to 13% and 9%, respectively.
Regulations Relating to Anti-Monopoly
The SCNPC promulgated the Anti-Monopoly Law of the PRC, or the Anti-Monopoly Law, on August 30, 2007, which came into effect on August 1, 2008, reiterates that monopolistic conduct such as entering into monopoly agreements, abuse of dominant market position and concentration of undertakings that have the effect of eliminating or restricting competition are prohibited. Furthermore, a business operator with a dominant market position may not abuse its dominant market position to conduct acts such as selling commodities at unfairly high prices or buying commodities at unfairly low prices, selling products at prices below cost without any justifiable cause, and refusing to trade with a trading party without any justifiable cause. Sanctions for the violations of the prohibition on the abuse of dominant market position include an order to cease the relevant activities, confiscation of the illegal gains and fines (from 1% to 10% of sales revenue from the previous year).
On August 3, 2008, the State Council issued the Provisions of the State Council on the Thresholds for Declaring Concentration of Business Operators, and last amended and took effective on September 18, 2018. Pursuant to the Anti-Monopoly Law and such provisions, when a concentration of undertakings occurs and reaches any of the following thresholds, the undertakings concerned shall file a prior notification with the Anti-Monopoly agency (i.e., the SAMR), (i) the total global turnover of all operators participating in the transaction exceeded RMB10 billion in the preceding fiscal year and at least two of these operators each had a turnover of more than RMB400 million within China in the preceding fiscal year, or (ii) the total turnover within China of all the operators participating in the concentration exceeded RMB2 billion in the preceding fiscal year, and at least two of these operators each had a turnover of more than RMB400 million within China in the preceding fiscal year) are triggered, and no concentration shall be implemented until the Anti-Monopoly agency clears the Anti-Monopoly filing. “Concentration of undertakings” means any of the following: (i) merger of undertakings; (ii) acquisition of control over another undertaking by acquiring equity or assets; or (iii) acquisition of control over, or exercising decisive influence on, another undertaking by contract or by any other means.
On June 26, 2019, the SAMR issued the Interim Provisions on the Prohibitions of Acts of Abuse of Dominant Market Positions, which took effect on September 1, 2019 to further prevent and prohibit the abuse of dominant market positions. On February 7, 2021, the Anti-monopoly Commission of the State Council published the Guidelines on Anti-Monopoly Issues in Platform Economy, or the Platform Economy Anti-Monopoly Guidelines, which took effect on the same date. The Platform Economy Anti-Monopoly Guidelines set out detailed standards and rules in respect of definition of relevant markets, typical types of cartel activity and abusive behavior by the operators of Internet platform with market dominance, as well as merger control review procedures, which provide further guidelines for enforcement of Anti-Monopoly laws regarding online platform operators.
In April 2021, the SAMR, together with certain other PRC government authorities convened an administrative guidance meeting, focusing on unfair competition acts in community group buying, self-inspection and rectification by major internet companies of possible violations of anti-monopoly, anti-unfair competition, tax and other related laws and regulations, and requesting such companies to comply with relevant laws and regulations strictly and be subject to public supervision. In addition, many internet companies, including over 30 companies which attended such administrative guidance meeting, are required to conduct a comprehensive self-inspection and make necessary rectification accordingly. The SAMR stated that it will organize and conduct inspections on the companies’ rectification results. If a company is found to conduct illegal activities, more severe penalties are expected to be imposed in accordance with the laws.
On August 17, 2021, the SAMR issued the Provisions on Preventing Unfair Online Competition (Draft for Comments), which detailed the implementation of the PRC Unfair Competition Law, including specifying certain online unfair competition behaviors that should be prohibited. As of the date of this annual report, the provisions have not been formally adopted, and due to the lack of further clarification, there are still uncertainties regarding the interpretation and implementation of the provisions.

C.	Organizational Structure
The following diagram illustrates our corporate structure, including our significant subsidiaries and the VIE, as of the date of this annual report:

Note:

(1)
Shareholders of the VIE and their respective shareholdings in the VIE and relationships with our company are (i) Mr. Peng Zhao 99.5%, our Founder, Chairman and Chief Executive Officer; and (ii) Ms. Xu Yue 0.5%, our employee. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—The shareholders of the VIE may have actual or potential conflicts of interest with us.”

Contractual Arrangements with the VIE and Its Shareholders
Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in value-added telecommunication services and certain other businesses. We are an exempted company incorporated in the Cayman Islands. Our WFOE is our PRC subsidiary and is a foreign-invested enterprise under PRC Laws. To comply with PRC laws and regulations, we conduct certain of our business in the PRC through the VIE based on a series of contractual arrangements by and among our WFOE, the VIE and its shareholders.
Our contractual arrangements with the VIE and its shareholders allow us to (i) exercise effective control over the VIE, (ii) receive substantially all of the economic benefits of the VIE, (iii) have the pledge right over the equity interests in the VIE as the pledgee, and (iv) have an exclusive call option to purchase all or part of the equity interests and/or assets in the VIE when and to the extent permitted by PRC law.

As a result of our direct ownership in our WFOE and the contractual arrangements with the VIE, we are regarded as the primary beneficiary of the VIE, and we treat the VIE as the VIE under U.S. GAAP. We have consolidated the financial results of the VIE in our consolidated financial statements in accordance with U.S. GAAP.
The following is a summary of the VIE contractual agreements by and among our WFOE, the VIE and its shareholders.
Agreements that provide us with control over the VIE
Powers of Attorney.
   Pursuant to the powers of attorney executed by the VIE’s shareholders on February 21, 2020, each of them irrevocably authorized our WFOE or its designee(s) to act on their respective behalf as proxy attorney, to the extent permitted by law, to exercise all rights of shareholders concerning all the equity interest held by each of them in the VIE, including but not limited to attending shareholders’ meetings, signing the resolutions and minutes of such meetings, designating and appointing legal representatives, directors and senior management of the VIE, and exercising all the other rights as shareholders that it is entitled under relevant PRC laws and regulations and the articles of association of the VIE, including but not limited to voting rights the right to sell, transfer, pledge or dispose of all the equity held in part or in whole. The powers of attorney remain irrevocably effective as long as such VIE shareholders remain as the VIE’s shareholders.
Equity Interest Pledge Agreement.
   Under the equity interest pledge agreement among our WFOE, the VIE and its shareholders dated February 21, 2020, the VIE’s shareholders pledged all of their equity interests of the VIE to our WFOE as security for the payment of service fees pursuant to the exclusive technology development, consulting and service agreement by the VIE. If any of the specified events of default occurs, our WFOE may exercise the right to enforce the pledge immediately. Our WFOE may transfer all or any of its rights and obligations under the equity interest pledge agreement to its designee(s) at any time. The agreement will remain in effect until the full payment of the service fees and the fulfillment of all the obligations under the exclusive technology development, consulting and service agreement.
We have completed the registration of the equity interest pledge under the equity interest pledge agreement in relation to the VIE with the relevant office of the State Administration for Market Regulation in accordance with applicable PRC laws and regulations.
Agreements that allow us to receive economic benefits from the VIE
Exclusive Technology Development, Consulting and Service agreement.

Pursuant to the exclusive technology development, consulting and service agreement between our WFOE and the VIE dated February 10, 2017, our WFOE has the exclusive right to provide the VIE services, including but not limited to, research, development, application and implementation of technology, daily maintenance, monitor, debugging, and troubleshooting of computer network system, consulting services for the procurement of software and hardware systems, and training and technical support services. In exchange, our WFOE is entitled to receive a service fee from the VIE on a quarterly basis at an amount as approved by our WFOE and the board of our company. The agreement has a term of 10 years unless otherwise terminated by our WFOE and the VIE and may be extended at the end of each term with the prior written consent of our WFOE for a further 10 years or otherwise as agreed by our WFOE and the VIE.
Agreements that provide us with the option to purchase the equity interests in the VIE
Exclusive Call Option Agreement.
   Under the exclusive call option agreement among our WFOE, the VIE and its shareholders dated February 21, 2020, each of the shareholders of the VIE has irrevocably granted our WFOE an exclusive call option to purchase, or designate a third-party to purchase, all or any part of their equity interests and/or assets in the VIE at a purchase price of RMB100 or equal to the lowest price permissible by the then-applicable PRC laws and regulations at our WFOE’s sole and absolute discretion to the extent permitted by PRC law. The shareholders of the VIE shall promptly give all considerations they received from the exercise of the options to our WFOE or its designee(s). The VIE and/or its shareholders covenant that, without our WFOE’s or our company’s prior written consent, they will not, among other things, (i) sell, transfer, pledge or otherwise dispose of their equity interests in the VIE, or create any encumbrance on their equity interests in the VIE, except for those encumbrances created by the VIE’s shareholders on the VIE under the equity interest pledge agreement; (ii) amend the VIE’s articles of association, or change the VIE’s registered capital or shareholding structure; (iii) cause the VIE to enter into any material contract, being contracts with value exceeding RMB50,000, except in the ordinary course of business; (iv) allow the VIE to incur, inherit, guarantee or permit any debts, except for those payables incurred in the ordinary course of business but not incurred by way of borrowing; (v) merge or consolidate the VIE with any other entity or acquire or invest in any other entity; (vi) distribute any dividend, however, upon request by our WFOE, the VIE shall immediately distribute all distributable profits to its shareholders; or (vii) sell, transfer, mortgage or otherwise dispose of any of the VIE’s assets or allow any encumbrance of any assets. The exclusive call option agreement has a term of 10 years and may be extended unilaterally by our WFOE for a further 10 years.
Spousal Consent Letter.
   Pursuant to the spousal consent letter executed by the spouses of both shareholders of the VIE on February 21, 2020, the signing spouse unconditionally and irrevocably agreed that the equity interest in the VIE held by and registered in the name of such shareholder be disposed of in accordance with the exclusive call option agreement, the equity interest pledge agreement, and the power of attorney described above, and that such shareholder may perform, amend or terminate such agreements without the signing spouse’s consent. Additionally, the signing spouse agreed not to assert any rights over the equity interest in the VIE held by such shareholder. In addition, in the event that the signing spouse obtains any equity interest in the VIE held by such shareholder for any reason, she agrees to be bound by and upon request by our WFOE sign any legal documents substantially similar to the contractual arrangements described above, as may be amended from time to time.
In the opinion of Tian Yuan Law Firm, our PRC legal counsel:

•	the ownership structures of the VIE and our WFOE in China are not in violation of applicable mandatory PRC laws and regulations currently in effect; and

•
the agreements under the contractual arrangements between our WFOE, the VIE and its shareholders governed by PRC law are valid, binding and enforceable, and will not result in any violation of applicable PRC laws and regulations currently in effect.

However, our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to VIE structures will be adopted or if adopted, what they would provide. If we or the VIE are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Item 3. Key Information—D. Risk Factors—Risks relating to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating some of our operations in China do not comply with PRC laws and regulations relating to the relevant industries, or if these laws and regulations or the interpretation of existing laws and regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations,” “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—Our current corporate structure and business operations may be substantially affected by the newly enacted Foreign Investment Law” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

D.	Property, Plants and Equipment
Our headquarters are based in Beijing and we have offices in 51 cities in China. As of the date of this annual report, we did not own any properties and leased properties in China with a total gross floor area of approximately 60,000 square meters. Our leased properties are mainly used as offices, which are mainly include premises for our headquarters and offices. We believe that our existing facilities are generally adequate to meet our current needs, but we expect to seek additional space as needed to accommodate future growth.

Item 4A.	Unresolved Staff Comments
None.

Item 5.	Operating and Financial Review and Prospects
You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report. This discussion contains forward-looking statements that involve risks and uncertainties about our business and operations. Our actual results and the timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those we describe under “Item 3. Key Information—D. Risk Factors” and elsewhere in this annual report.

A.	Operating Results
Key Factors Affecting Our Results of Operations
Our business and results of operations are affected by a number of general factors that impact China’s online recruitment service market, including, among others:

•	China’s overall economic growth and development, along with its structural transformation into a service-based and technology-driven economy;

•	greater challenges in hiring leading to the increasing adoption of recruitment services;

•	digitalization of the recruitment industry;

•	the emergence of the direct recruitment model;

•	growth of the blue-collar sector;

•	the high growth potential in online penetration among employers, in particular Bosses;

•	competitive landscape of China’s online recruitment service industry and our market position therein; and

•	government policies and regulations affecting China’s internet industry as well as online recruitment service industry.
Unfavorable changes in any of these general conditions could negatively impact demand for our services and materially and adversely affect our results of operations. While our business is influenced by these general factors, our results of operations are more directly affected by the following company-specific factors.
Our ability to expand our large and active user base
A large and active user base is the core reason why job seekers and enterprise users are attracted to and continue to use our online recruitment platform, as enterprise users primarily look for a large talent pool to recruit from and job seekers value access to a multitude of actively hiring employers when using recruitment services. We believe it’s important to grow our MAU, which we view as a key indicator of the size of our active user base, in order to support our business development. Our average MAU grew from 19.8 million in 2020 and to 27.1 million in 2021. Whether we can continue to grow our MAU mainly depends on our ability to provide superior user experience. To this end, we will continue to focus on providing a personalized user experience through enhancing our AI and big data technology capabilities that power the recommendation engine, offering more efficient and flexible communication methods for our users, and improving the reliability of our online recruitment platform. Since July 5, 2021, we have been subject to cybersecurity review. During the review period, our BOSS Zhipin app is required to suspend new user registration to facilitate the process, which limit our ability to grow our user base and has adversely impacted our business and financial results.
Our acquisition of paid enterprise customers
Growth in the number of paid enterprise customers, who include enterprise users and company accounts from which we recognize revenues for our online recruitment services in a given period, is a key driver of our revenue growth, as substantially all of our revenues come from providing online recruitment services to paid enterprise customers. The continued growth of our business therefore depends on our acquisition of paid enterprise customers. Our paid enterprise customers increased by 83.3% from 1.2 million in 2019 to 2.2 million in 2020 and further increased by 81.8% to 4.0 million in 2021. In order to improve our acquisition of paid enterprise customers, we will continue to focus our resources on maintaining relationships with existing enterprise users, improving service quality, converting free enterprise users and their companies to paid enterprise customers, exploring new services, features and functionalities responsive to user needs, promoting awareness of our brands, and marketing our services to a wider user group and in more geographical markets.
Our ability to expand our services to existing paid enterprise customers
We believe that there is a significant opportunity for cross selling more of our online recruitment services to our existing paid enterprise customers. Among our paid enterprise customers, those who contributed revenues of RMB5,000 or more to us in a twelve-month period ended on the end of a given period accounted for the majority of our revenue source in 2019, 2020 and 2021. Paid enterprise customers who contributed RMB5,000 or more, but less than RMB50,000 of revenues to us in a twelve-month period ended on the end of a given period, or mid-sized
accounts, contributed 36.4%, 35.8% and 35.5% of our total revenues in 2019, 2020 and 2021, respectively. In addition, paid enterprise customers who contributed RMB50,000 or more of revenues to us in a twelve-month period ended on the end of a given period, or key accounts, contributed 15.6%, 17.0% and 21.8% of our total revenues in 2019, 2020 and 2021, respectively. We value key accounts because they typically are large enterprises with steady demand for our online recruitment services and a stable recruiting budget. The number of key accounts increased by 92.9% from 970 in 2019 to 1,871 in 2020 and further increased by 155.4% to 4,778 in 2021.
The consistent revenue contribution of
mid-sized
accounts and key accounts speaks to the importance of expanding our services to existing paid enterprise customers, which will increase their spending and move more of our paid enterprise customers into the mid-sized
and key account groups. To expand our services to existing paid enterprise customers, we plan to introduce new service offerings, better educate existing paid enterprise customers about the value of additional services, and recommend more customized services to each paid enterprise customers based on analysis of its historical hiring behaviors.
Our ability to promote our brands and market our services more effectively
Our investment in branding, marketing and promotional activities contributes to our user acquisition, and whether such investment is cost-effective has a significant impact on our results of operations. To achieve maximum return for our branding and marketing investments, we set and adjust our branding and marketing strategies based on data analytics of factors such as occupational structure, average income of target demographics, and characteristics of different marketing channels. Our sales and marketing expenses represented 91.8%, 69.3% and 45.6% of our revenues in 2019, 2020 and 2021, respectively. The declining proportion of our sales and marketing expense to revenues signifies higher efficiency of our branding, marketing and promotional activities. We will need to continue to monitor and manage our sales and marketing expenses if we are to improve profitability in the future.
Our ability to enhance our operating efficiency
Our results of operations are further affected by our operating efficiency in aspects other than sales and marketing, as measured by our total operating costs and expenses excluding sales and marketing expenses as a percentage of our revenues. Certain items of our operating costs and expenses, including our research and development expenses, have trended downwards as a percentage of our revenues from 2019 to 2021, especially after excluding share-based compensation expenses. As our business grows further, we expect to improve the efficiency and utilization of our personnel, and leverage our scale to achieve greater operating leverage.
Impact of
COVID-19
on Our Operations and Financial Performance
The ongoing
COVID-19
pandemic has severely impacted China and the rest of the world, and it has resulted in quarantines, travel restrictions, and the temporary closure of offices and facilities in China and many other countries. Our revenue growth was negatively impacted in the first quarter of 2020 by the
COVID-19
pandemic. The increased unemployment and reduced income to both job seekers and businesses resulting from COVID-19
reduced the disposable income job seekers can spend on our services and the employers’ recruitment related willingness and budgets. Such negative impact was partially offset by increased online traffic resulting from
COVID-19
to our online recruitment platform. However, there is no guarantee that we can rely on such trend in the future.
See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—The ongoing
COVID-19
pandemic could adversely affect our business, results of operations and financial condition.”
Key Components of Results of Operations
Revenues
We derive substantially all of our revenues from paid enterprise customers on our online recruitment platform. We provide online recruitment services to enterprise users and companies that allow them to access and interact with job seekers and better manage their recruitment process. The following table sets forth the components of our revenues by amounts and percentages of our revenues for the periods presented.

	For the Year Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Revenues:
Online recruitment services to enterprise customers	986,859	98.8	1,927,178	99.1	4,219,026	662,057	99.1
Others	11,861	1.2	17,181	0.9	40,102	6,293	0.9

Total revenues	998,720	100.0	1,944,359	100.0	4,259,128	668,350	100.0

Operating cost and expenses
Our operating cost and expenses consist of cost of revenues, sales and marketing expenses, research and development expenses, and general and administrative expenses.
Cost of revenues.
Our cost of revenues primarily consists of third-party payment processing costs, payroll and other employee-related costs, and server and bandwidth costs.

Sales and marketing expenses
. Our sales and marketing expenses primarily consist of (i) advertising expenses, including expenses relating to our online traffic acquisition and branding activities, (ii) payroll and other employee-related expenses for our sales and marketing staff, and (iii) other miscellaneous expenses for our sales functions. Our advertising expenses are mainly incurred to (i) promote our brands through marketing campaigns, TV commercials and outdoor advertisements, (ii) purchase online traffic acquisition services, such as those that enhance our exposure on social media and priority in search results in app stores and search engines, and (iii) manage public relations for pro bono events. The following table sets forth the components of our sales and marketing expenses by amounts and percentages of our revenues for the periods presented.

	For the Year Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Sales and marketing expenses:
Advertising expenses	538,940	54.0	812,415	41.8	997,650	156,553	23.4
Payroll and other employee-related expenses	335,912	33.6	470,644	24.2	823,399	129,209	19.3
Others	41,980	4.2	64,473	3.3	121,621	19,085	2.9

Total	916,832	91.8	1,347,532	69.3	1,942,670	304,847	45.6

Research and development expenses
. Our research and development expenses primarily consist of payroll and other employee-related expenses for our research and development staff.
General and administrative expenses
. Our general and administrative expenses primarily consist of payroll and other employee-related expenses for our managerial and administrative staff.

Results of Operations
The following table sets forth a summary of our consolidated results of operations for the periods presented, both in absolute amounts and as percentages of our total revenues.

	For the Year Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Revenues
Online recruitment services to enterprise customers	986,859	98.8	1,927,178	99.1	4,219,026	662,057	99.1
Others	11,861	1.2	17,181	0.9	40,102	6,293	0.9

Total revenues	998,720	100.0	1,944,359	100.0	4,259,128	668,350	100.0

Operating cost and expenses
Cost of revenues (1)	(137,812)	(13.8)	(240,211)	(12.4)	(554,648)	(87,036)	(13.0)
Sales and marketing expenses (1)	(916,832)	(91.8)	(1,347,532)	(69.3)	(1,942,670)	(304,847)	(45.6)
Research and development expenses (1)	(325,569)	(32.6)	(513,362)	(26.4)	(821,984)	(128,987)	(19.3)
General and administrative expenses (1)	(132,999)	(13.3)	(797,008)	(41.0)	(1,991,123)	(312,451)	(46.7)

Total operating cost and expenses	(1,513,212)	(151.5)	(2,898,113)	(149.1)	(5,310,425)	(833,321)	(124.6)

Other operating income, net	2,573	0.3	8,849	0.5	14,977	2,350	0.4

Loss from operations	(511,919)	(51.2)	(944,905)	(48.6)	(1,036,320)	(162,621)	(24.2)

Investment income	9,718	1.0	9,095	0.5	24,744	3,883	0.6
Financial income, net	145	0.0	3,098	0.2	9,735	1,528	0.2
Foreign exchange gain/(loss)	1	0.0	(5,074)	(0.3)	(1,961)	(308)	(0.0)
Other expenses, net	—	—	(4,109)	(0.2)	(7,745)	(1,215)	(0.2)

Loss before income tax expense	(502,055)	(50.2)	(941,895)	(48.4)	(1,011,547)	(158,733)	(23.6)

Income tax expense	—	—	—	—	(59,527)	(9,341)	(1.4)

Net loss	(502,055)	(50.2)	(941,895)	(48.4)	(1,071,074)	(168,074)	(25.0)

(1)	Share-based compensation expenses were allocated as follows:

	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
	(in thousands)
Share-based compensation expenses
Cost of revenues	944	1,920	31,467	4,938
Sales and marketing expenses	8,443	21,473	73,733	11,570
Research and development expenses	13,595	30,883	137,820	21,627
General and administrative expenses	11,268	602,960	1,680,626	263,727

Total	34,250	657,236	1,923,646	301,862

Year Ended December 31, 2021 compared to Year Ended December 31, 2020
Revenues
Our revenues primarily come from online recruitment services provided to paid enterprise customers, and they increased by 119.0% from RMB1.9 billion in 2020 to RMB4.3 billion (US$668.4 million) in 2021. This increase primarily resulted from the rapid growth in our paid enterprise customers’ numbers following the expansion of our user base and continued investment in enhancing our service capabilities. Our paid enterprise customers increased by 81.8% from 2.2 million in 2020 to 4.0 million in 2021. In particular, revenues from key accounts increased by 180.6% from RMB330.8 million in 2020 to RMB928.4 million (US$145.7 million) in 2021, and revenues from mid-sized
customers increased by 117.4% from RMB696.3 million in 2020 to RMB1.5 billion (US$237.5 million) in 2021. The number of our key accounts increased by 155.4% from 1,871 in 2020 to 4,778 in 2021.
Cost of revenues
Our cost of revenues increased by 130.9% from RMB240.2 million in 2020 to RMB554.6 million (US$87.0 million) in 2021, primarily driven by (i) an increase in third-party payment processing cost, (ii) an increase in employee-related expenses associated with the increased headcount, especially in security and operation personnel, and (iii) an increase in server and bandwidth cost, resulting from expanded user base and increased transaction volume.
Sales and marketing expenses
Our sales and marketing expenses increased by 44.2% from RMB1.3 billion in 2020 to RMB1.9 billion (US$304.8 million) in 2021, primarily due to increased payroll and other employee-related expenses for our sales and marketing staff and enhanced brand advertising activities.
Research and development expenses
Our research and development expenses increased by 60.1% from RMB513.4 million in 2020 to RMB822.0 million (US$129.0 million) in 2021, which was mainly attributable to increased headcount in research and development personnel as we continue to enhance investments in research and development talents and an increase in share-based compensation expenses.
General and administrative expenses
Our general and administrative expenses increased by 149.8% from RMB797.0 million in 2020 to RMB2.0 billion (US$312.5 million) in 2021, which was mainly attributable to the one-off
share-based compensation expenses of RMB1,506.4 million recognized in 2021, related to the issuance of Class B ordinary shares to our Founder, Chairman and Chief Executive Officer, Mr. Peng Zhao, and increased headcount in general and administrative personnel.
Loss from operations
As a result of the foregoing, we incurred RMB1.0 billion (US$162.6 million) of loss from operations in 2021, as compared to a loss from operations of RMB944.9 million in 2020.
Income tax expense
We accrued income tax expense of RMB59.5 million (US$9.3 million) in 2021. We did not pay any income tax or receive any income tax benefit in 2020.

Net loss
We recorded a net loss of RMB1.1 billion (US$168.1 million) in 2021, as compared to a net loss of RMB941.9 million in 2020.
Year Ended December 31, 2020 Compared to Year Ended December 31, 2019
Revenues
Our revenues primarily come from online recruitment services provided to paid enterprise customers, and they increased by 94.7% from RMB998.7 million in 2019 to RMB1.9 billion in 2020. This increase was primarily due to the growth of our paid enterprise customers, which increased by 83.3% from 1.2 million in 2019 to 2.2 million in 2020. Particularly, revenues from mid-sized
customers increased by 91.7% from RMB363.3 million in 2019 to RMB696.3 million in 2020, while revenues from key accounts increased by 112.3% from RMB155.8 million to RMB330.8 million in the same periods. The number of our key accounts increased by 92.9% from 970 in 2019 to 1,871 in 2020. The growth of our paid enterprise customers across the spectrum was driven by the increase in our average MAU during the same period, which grew by 73.2% from 11.5 million in 2019 to 19.8 million in 2020.
Cost of revenues
Our cost of revenues increased by 74.3% from RMB137.8 million in 2019 to RMB240.2 million in 2020. This increase was mainly attributable to increases in third-party payment processing costs, payroll and other employee-related costs, and server and bandwidth costs, which were due to our expanding user base and increased transaction volume.
Sales and marketing expenses
Our sales and marketing expenses increased by 47.0% from RMB916.8 million in 2019 to RMB1,347.5 million in 2020, primarily due to an increase of RMB273.5 million, or 50.7%, in advertising expenses and an increase of RMB134.7 million, or 40.1%, in payroll and other employee-related expenses for our sales and marketing staff, which were mainly due to our enhanced marketing efforts to acquire more active users.
Research and development expenses
Our research and development expenses increased by 57.7% from RMB325.6 million in 2019 to RMB513.4 million in 2020, which was mainly attributable to an increase in payroll and other employee-related expenses for our research and development staff.
General and administrative expenses
Our general and administrative expenses increased by 499.3% from RMB133.0 million in 2019 to RMB797.0 million in 2020, which was mainly attributable to an increase of RMB533.1 million in share-based compensation expense due to an issuance of Class B ordinary shares to our Founder, Chairman and Chief Executive Officer, Mr. Peng Zhao.
Loss from operations
As a result of the foregoing, we incurred RMB944.9 million of loss from operations in 2020, as compared to a loss from operations of RMB511.9 million in 2019.

Income tax expense
We did not pay any income tax or receive any income tax benefit in 2019 and 2020, mainly because we had no taxable income in those periods.
Net loss
As a result of the foregoing, our net loss was RMB941.9 million in 2020, as compared to a net loss of RMB502.1 million in 2019.
Taxation
Cayman Islands
The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains, or appreciation, and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties, which may be applicable on instruments executed in, or brought within the jurisdiction of, the Cayman Islands. In addition, the Cayman Islands does not impose withholding tax on dividend payments.
Hong Kong
Our subsidiary in Hong Kong is subject to 16.5% Hong Kong profit tax for its taxable income earned. Additionally, payments of dividends by our subsidiary in Hong Kong to our company are not subject to any Hong Kong withholding tax. No provision for Hong Kong profits tax was made as we had no estimated assessable profit that was subject to Hong Kong profits tax during 2019, 2020 and 2021.
PRC
Under the PRC Enterprise Income Tax Law effective from January 1, 2008, our PRC subsidiaries and the VIE are subject to the statutory rate of 25%, subject to preferential tax treatments available to qualified enterprises as stipulated under PRC tax laws and regulations.
Enterprises that qualify as “high and new technology enterprises” are entitled to a preferential rate of 15% for three years. Enterprises that qualify as “small low-profit
enterprises” are entitled to a preferential rate of 20%.
Beijing Huapin Borui Network Technology Co., Ltd., or the VIE, was certified as a “high and new technology enterprise” under the relevant PRC laws and regulations, and accordingly was eligible for a preferential tax rate of 15% in each of 2019, 2020 and 2021. Our WFOE was subject to an enterprise income tax rate of 20%, 25% and 25% in 2019, 2020 and 2021.
If our company in the Cayman Islands or any of our subsidiaries outside of China were deemed a “resident enterprise” under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC
shareholders or ADS holders.”
We are subject to VAT at a rate of approximately 3% for
small-scale-VAT-payer
entities or 6% for
general-VAT-payer
entities on the services and solutions we provide to our customers, less any deductible VAT we have already paid or borne in accordance with PRC law. We are also subject to surcharges on VAT payments in accordance with PRC law.
Pursuant to the PRC Enterprise Income Tax Law, a 5% or 10% withholding tax is levied on dividends declared to our intermediary holding company in Hong Kong from China effective from January 1, 2008. See

“Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We may not be able to obtain certain benefits under relevant tax treaty on dividends paid by our PRC subsidiaries to us through our Hong Kong subsidiary.”

B.	Liquidity and Capital Resources
Our principal sources of liquidity are cash flows from operations and cash generated by historical equity financing activities. As of December 31, 2021, we had cash and cash equivalents of RMB11.3 billion (US$1.8 billion) and short-term investments of RMB885.0 million (US$138.9 million). Our cash and cash equivalents primarily consist of cash on hand, cash in bank, time deposits and highly liquid investments with a maturity of generally three months or less. Short-term investments consist of wealth management products purchased from commercial banks and other financial institutions, with a fixed or variable interest rate and a maturity of under one year.
We believe that our current cash and cash equivalents will be sufficient to meet our current and anticipated working capital requirements and capital expenditures for at least the next twelve months. We may, however, need additional cash resources in the future if we experience changes in business conditions or other developments. We may also need additional cash resources in the future if we identify and wish to pursue opportunities for investment, acquisition, capital expenditure or similar actions.
Although we consolidate the results of the VIE, we only have access to the assets or earnings of the VIE through our contractual arrangements with the VIE and its shareholders. See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the VIE and Its Shareholders.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “—Holding Company Structure.”
All of our revenues have been, and we expect at least a substantial majority of them will likely continue to be, in the form of Renminbi. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our PRC subsidiaries are allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. Each of our PRC subsidiaries is required to set aside at least 10% of its after-tax
profits after making up previous years’ accumulated losses each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Historically, our PRC subsidiaries have not paid dividends to us, and they will not be able to pay dividends until they generate accumulated profits. Furthermore, capital account transactions, which include foreign direct investment and loans, must be approved by and/or registered with SAFE, its local branches and certain local banks.
As a Cayman Islands exempted company and offshore holding company, we are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries only through loans or capital contributions, subject to the filing, approval or registration of government authorities and limits on the amount of loans. This may delay us from making loans or capital contributions to our PRC subsidiaries and the VIE. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from making loans or additional capital contributions to our PRC subsidiaries and the VIE, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

The following table sets forth a summary of our cash flows for the periods presented:

	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
	(in thousands)
Net cash (used in)/generated from operating activities	(105,663)	395,911	1,641,381	257,568
Net cash (used in)/generated from investing activities	(1,223,803)	467,305	(601,862)	(94,445)
Net cash generated from financing activities	993,475	2,882,112	6,431,263	1,009,206
Effect of exchange rate changes on cash and cash equivalents	43,113	(154,480)	(127,227)	(19,965)

Net (decrease)/increase in cash and cash equivalents	(292,878)	3,590,848	7,343,555	1,152,364
Cash and cash equivalents at the beginning of the year	700,233	407,355	3,998,203	627,405

Cash and cash equivalents at the end of the year	407,355	3,998,203	11,341,758	1,779,769

Operating activities
Net cash generated from operating activities in 2021 was RMB1.6 billion (US$257.6 million). The difference between this net cash generated from operating activities and the net loss of RMB1.1 billion (US$168.1 million) in the same period was due to adjustments for non-cash
items that primarily include
share-based
compensation expenses of RMB1.9 billion (US$301.9 million), amortization of right-of-use
assets of RMB109.3 million (US$17.2 million) and depreciation and amortization expenses of RMB80.1 million (US$12.6 million), as well as cash released from a decrease in working capital mainly resulting from an increase of RMB758.2 million (US$119.0 million) in deferred revenue, reflecting the increasing scale of our business and our growing user base, and an increase of RMB329.8 million (US$51.8 million) in other payables and accrued liabilities, partially offset by a RMB403.7 million (US$63.3 million) increase in prepayments and other current assets and a RMB99.4 million (US$15.6 million) decrease in operating lease liabilities.
Net cash generated from operating activities in 2020 was RMB395.9 million. The difference between this net cash generated from operating activities and the net loss of RMB941.9 million in the same period was due to adjustments for non-cash
items that primarily include share-based compensation expenses of RMB657.2 million, amortization of right-of-use
assets of RMB66.9 million and depreciation and amortization expense of RMB41.1 million, as well as cash released from a decrease in working capital mainly resulting from an increase of RMB585.5 million in deferred revenue and an increase of RMB130.5 million in other payables and accrued liabilities, both of which reflected the increasing scale of our business and our growing user base, partially offset by a RMB71.8 million decrease in operating lease liabilities, a RMB46.1 million increase in prepayments and other current assets, and a RMB22.7 million decrease in accounts payable.
Net cash used in operating activities in 2019 was RMB105.7 million. The difference between this net cash used in operating activities and the net loss of RMB502.1 million in the same period was primarily due to adjustments for non-cash
items that primarily include amortization of
right-of-use
assets of RMB39.5 million, share-based compensation expenses of RMB34.3 million and depreciation and amortization expenses of RMB18.1 million, as well as cash released from a decrease in working capital mainly resulting from an increase of RMB335.3 million in deferred revenue and an increase of RMB79.3 million in other payables and accrued liabilities, both of which reflected the increasing scale of our business and our growing user base, partially offset by a RMB66.8 million increase in prepayments and other current assets, a RMB42.7 million decrease in operating lease liabilities and a RMB28.2 million increase in amounts due from related parties.
Investing activities
Net cash used in investing activities in 2021 was RMB601.9 million (US$94.4 million), primarily due to purchase of short-term investments of RMB3.9 billion (US$618.3 million) and purchase for property, equipment and software of RMB259.9 million (US$40.8 million), partially offset by proceeds from maturity of short-term investments of RMB3.6 billion (US$564.6 million).
Net cash generated from investing activities in 2020 was RMB467.3 million, primarily due to proceeds from maturity of short-term investments of RMB2.4 billion, partially offset by cash purchase payments for short-term investments of RMB1.8 billion and cash purchase payments for property, equipment and software of RMB138.2 million.
Net cash used in investing activities in 2019 was RMB1.2 billion, consisting primarily of cash purchase payments for short-term investments.
Financing activities
Net cash generated from financing activities in 2021 was RMB6.4 billion (US$1.0 billion), primarily attributable to net proceeds from our initial public offering in the United States.
Net cash generated from financing activities in 2020 was RMB2.9 billion, consisting of net proceeds of RMB2.8 billion from issuance of convertible redeemable preferred shares, and proceeds of RMB79.0 million from the issuance of our Class A ordinary shares.
Net cash generated from financing activities in 2019 was RMB993.5 million, primarily consisting of net proceeds from the issuance of convertible redeemable preferred shares.
Material cash requirements
Our material cash requirements as of December 31, 2021 and any subsequent interim period primarily include capital expenditures, operating lease obligations and purchase obligations.
Our capital expenditures primarily consist of purchases of servers and other electronic equipment. We incurred capital expenditures of RMB64.0 million, RMB138.2 million and RMB259.9 million (US$40.8 million) in 2019, 2020 and 2021, respectively. Our operating lease obligations primarily represent our obligations under the lease agreements for our office premises. Purchase obligations primarily consist of minimum commitments for advertising activities. We intend to fund our existing and future material cash requirements primarily with our existing cash balance and anticipated cash flows from operations.
The following table sets forth our contractual obligations as of December 31, 2021:

		Payment Due by Period
	Total	Less than 1 year	1–3 years	3–5 years	More than 5 years
	(in RMB thousands)
Operating lease obligations	338,319	131,573	143,969	60,943	1,834
Advertising commitments	132,139	119,587	12,552	—	—
We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We do not have retained or contingent interests in assets transferred. We have not entered into contractual arrangements that support the credit, liquidity or market risk for transferred assets. We do not have obligations that arise or could arise from variable interests held in an unconsolidated entity, or obligations related to derivative instruments that are both indexed to and classified in our own equity, or not reflected in the statement of financial position.
Except for those disclosed above, we did not have any significant capital or other commitments, long-term obligations, or guarantees as of December 31, 2021.

Holding Company Structure
KANZHUN LIMITED is a holding company with no material operations of its own. We conduct our operations primarily through our PRC subsidiaries and the VIE in China. As a result, KANZHUN LIMITED’s ability to pay dividends depends upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our PRC subsidiaries and the VIE and its subsidiaries is required to set aside at least 10% of its after-tax
profits each year, after making up previous years’ accumulated losses, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of their registered capital. In addition, our wholly foreign-owned subsidiaries in China and the VIE and its subsidiaries may allocate a portion of its after-tax
profits based on PRC accounting standards to a surplus fund at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

C.	Research and Development, Patents and Licenses, etc.
See “Item 4. Information on the Company—B. Business Overview—Technology and Infrastructure,” and “Item 4. Information on the Company—B. Business Overview—Intellectual Properties.”

D.	Trend Information
Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2021 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

E.	Critical Accounting Estimates
Our consolidated financial statements have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, costs and expenses, and related disclosures. We base our estimates on historical experience and on various other assumptions believed to be applicable and reasonable under the circumstances. Actual results could differ from these estimates. These estimates may change as new events occur, as additional information is obtained and as our operating environment changes. On an on-going
basis, we evaluate our estimates and may make changes accordingly.
We consider an accounting estimate to be critical if: (i) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (ii) changes in the estimate that are reasonably likely to occur from period to period, or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations. There are other items within our financial statements that require estimation but are not deemed critical, as defined above. Changes in estimates used in these and other items could have a material impact on our financial statements. For a detailed discussion of our critical accounting estimates and significant accounting policies, please see “Note 2—Principal Accounting Policies” of the consolidated financial statements included in this annual report.
Fair value of share options
We granted share options to our employees, directors and consultants. We used a binomial option pricing model to determine the fair value of the awarded share options, which is to be expensed over the vesting period.

Significant estimates and assumptions, including fair value of ordinary shares on the grant date, risk-free interest rate, expected term, expected dividend yield, expected volatility and, expected early exercise multiple are made.
Key assumptions are set forth as follows:

•	Fair value of ordinary shares on the grant date (US$)—The fair value of the ordinary share prior to our initial public offering (“IPO”) was estimated based on the following assumptions:

•
Weighted average cost of capital, or WACC: The WACCs were determined in consideration of factors including risk-free rate, comparative industry risk, equity risk premium, company size and non-systematic
risk factors.

•
Discount for lack of marketability, or DLOM: DLOM was quantified by the protective put options mode. Under this option-pricing method, which assumed that the put option is struck at the price of the stock before the privately held shares can be sold, the cost of the put option was considered as a basis to determine the DLOM.

•	Risk-free interest rate: The risk-free rate was estimated based on the market yield of U.S. Treasury with a maturity life that corresponds with the expected term.

•	Expected term: Expected term is the contractual life of the options.

•	Expected dividend yield: We have no history of paying cash dividends on our ordinary shares and do not expect to pay dividends in the foreseeable future.

•
Expected volatility: Expected volatility was estimated based on the average volatility of comparable companies in the same industry. The volatility of each comparable company was based on the historical daily stock prices for a period with length commensurate to the remaining maturity life of the share options.

•	Expected early exercise multiple: Expected early exercise multiple was estimated by reference to a widely accepted academic research publication.
Our estimation of fair value of the options granted prior to our IPO is highly sensitive to the fair value of ordinary shares on the grant date. If the fair value per ordinary share increased by 10% with all other variables held constant, the loss before income tax for the year ended December 31, 2021 would have approximately increased RMB40.6 million.
Recent Accounting Pronouncements
A list of recently issued accounting pronouncements that are relevant to us is included in Note 2 of our consolidated financial statements included elsewhere in this annual report.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management
The following table sets forth information regarding our executive officers and directors.

Directors and Executive Officers	Age	Position/Title
Peng Zhao	51	Chairman of the Board of Directors and Chief Executive Officer
Xin Xu	55	Director
Haiyang Yu	39	Director
Yu Zhang	44	Director and Chief Financial Officer
Xu Chen	46	Director and Chief Marketing Officer
Tao Zhang	40	Director and Chief Technology Officer
Charles Zhaoxuan Yang	38	Independent Director
Yonggang Sun	51	Independent Director

Mr.
 Peng Zhao
is the Founder of our company and has been our Chairman of the board and Chief Executive Officer since our inception. He founded our company and has guided our development and growth since then. Mr. Zhao has more than 17 years of experience in the internet industry and more than 23 years of experience in human resources services. He was the investor and Chief Executive Officer of Quickerbuy Inc., a service
e-commerce
platform, from March 2011 to August 2013. From May 2005 to July 2010, Mr. Zhao was at Zhaopin Ltd., a leading online recruitment platform, where he eventually became Chief Executive Officer. From September 1994 to April 2005, Mr. Zhao was mainly engaged in youth development research and volunteer projects in social organizations and worked as the director of the China Youth Volunteers Association’s project development department from 1995 to 1997. He organized the “College Student Volunteer Service in Western China Program,” which is still in operation. Mr. Zhao received his bachelor’s degree in law from Peking University in 1994.
Ms.
 Xin Xu
has served as our director since April 2015, and was appointed to our board of directors by our principal shareholders, CTG Evergreen Investment X Limited and CTG Evergreen Investment R Limited, pursuant to director appointment right under our eleventh amended and restated shareholders agreement. Ms. Xu is the founder of Capital Today Evergreen Fund, L.P. (together with its affiliates, “Capital Today”), a private equity firm. Ms. Xu has 26 years of experience in venture capital and growth capital investment in China and has led the investments in various companies including JD.com, Meituan, Yifeng Pharmacy Chain Co., Ltd., Three Squirrel Inc., BESTORE Co., Ltd. Prior to founding Capital Today in 2005, Ms. Xu worked at Baring Private Equity Asia Ltd. from 1998 to 2005 and served as a partner and China Head from 2001 to 2005. Prior to that, Ms. Xu was an investment manager at Peregrine Direct Investments from 1995 to 1998 and an accountant at PricewaterhouseCoopers LLP from 1992 to 1995. Ms. Xu is a governor of the China Venture Capital and Private Equity Association. She is also an honorary trustee of Nanjing University. Ms. Xu received a bachelor’s degree from Nanjing University in 1988.
Mr.
 Haiyang Yu
has served as our director since July 2019, and was appointed to our board of directors by one of our principal shareholders, Image Frame Investment (HK) Limited, pursuant to director appointment right under our eleventh amended and restated shareholders agreement. Mr. Yu is currently a managing director at Tencent and a director of DouYu International Holdings Ltd (Nasdaq: DOYU). Mr. Yu served as an associate at China Growth Capital from April 2007 to February 2010, and an associate at WI Harper Group from March 2010 to August 2011. Mr. Yu received his bachelor of science degree majoring in civil engineering from Tsinghua University in 2005.
Mr.
 Yu Zhang
has served as our Chief Financial Officer since September 2019 and as our director since May 2021. Mr. Zhang has over 16 years of research and investment experience in the technology, media and telecom industry. Prior to joining us, Mr. Zhang was a managing director of UBS Asset Management and was an analyst and deputy portfolio manager of China and Emerging Market Asia Equities from April 2010 to June 2019. Mr. Zhang was a consulting director of BDA, a China-based consulting firm, from January 2005 to March 2010, and an engineer at Ericsson from March 2001 to December 2004. Mr. Zhang graduated from Beijing University of Posts and Telecommunications in 2000.
Mr.
 Xu Chen
has served as our Chief Marketing Officer since December 2016 and as our director since May 2021, and is in charge of our marketing, platform operation, and public relations functions. Mr. Chen has over 21 years of experience in marketing in the Greater China region. Prior to joining us, Mr. Chen was the vice president at Jiuxianwang, a China-based
e-commerce
company, from October 2015 to December 2016. Mr. Chen was the vice president of Sfbest from September 2014 to July 2015, and the vice president of ganji.com, a
China-based
classifieds site, from January 2011 to February 2012. From April 2001 to July 2010, Mr. Chen was at Zhaopin Ltd., where he became the vice president responsible for marketing in the Greater China region. Mr. Chen received his bachelor’s degree from Beijing Wuzi University.
Mr.
 Tao Zhang
has served as our Chief Technology Officer since our inception and as our director since May 2021, and is in charge of our research and development and IT infrastructure. Mr. Zhang has over 15 years of experience in the software engineering and internet industry. Prior to joining us, Mr. Zhang was a technical manager of Renren Inc., a China-based social media platform from March 2011 to November 2013, and was a senior engineer of Baidu Inc., the leading Chinese language internet search provider, from July 2010 to March 2011. From April 2007 to July 2010, Mr. Zhang was a software engineer at IBM CSTL. Mr. Zhang received his bachelor’s degree from Beijing Information Science and Technology University and master’s degree from Beihang University.
Mr.
 Charles Zhaoxuan Yang
has served as our independent director since June 2021. Mr. Yang is the chief financial officer of NetEase, Inc. (Nasdaq: NTES) and an independent director of
So-Young
International Inc. (Nasdaq: SY). Prior to joining NetEase, Inc. in 2017, Mr. Yang was an executive director of the China technology, media and telecommunications, and corporate finance team at J.P. Morgan Securities (Asia Pacific) Limited based in Hong Kong and worked there for almost a decade. Mr. Yang holds a master’s degree in Business Administration from the University of Hong Kong and a bachelor’s degree from Wesleyan University with majors in Economics and Mathematics. Mr. Yang is a Certified Public Accountant licensed in the State of Michigan.
Mr.
 Yonggang Sun
has served as our independent director since June 2021. Mr. Sun currently serves as a partner of
Z-Park
Fund. Prior to joining
Z-Park
Fund, Mr. Sun served as the vice president of Capital Steel Group Co., Ltd. from August 2010 to June 2017. From 2002 to 2010, Mr. Sun served as the general counsel of China Tietong Group Co., Ltd. Mr. Sun received his bachelor’s degree in law from Renmin University in 1993 and his LL.M. degree from Temple University in 2003.

B.	Compensation
Compensation of Directors and Executive Officers
In 2021, we paid an aggregate of RMB20.9 million (US$3.3 million) in cash to our executive officers, and we paid an aggregate of RMB0.6 million (US$0.1 million) in cash to our non-executive
directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries and the VIE and its subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, maternity insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.
Employment Agreements and Indemnification Agreements
We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate employment for cause, at any time, without advance notice or remuneration, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. We may also terminate an executive officer’s employment without cause upon
60-day
advance written notice. In such case of termination by us, we will provide severance payments to the executive officer as may be agreed between the executive officer and us. The executive officer may resign at any time with a
60-day
advance written notice.
Each executive officer has agreed to hold, both during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information or trade secrets, any confidential information or trade secrets of our users or prospective users, or the confidential or proprietary information of any third-party received by us and for which we have confidential obligations. The executive officers have also agreed to disclose in confidence to us all inventions, designs and trade secrets which they conceive, develop or reduce to practice during the executive officer’s employment with us and to assign all right, title and interest in them to us, and assist us in obtaining and enforcing patents, copyrights and other legal rights for these inventions, designs and trade secrets.

In addition, each executive officer has agreed to be bound by non-competition
and
non-solicitation
restrictions during the term of his or her employment and typically for two years following the last date of employment. Specifically, each executive officer has agreed not to (i) approach our suppliers, clients, direct or end users or contacts or other persons or entities introduced to the executive officer in his or her capacity as a representative of us for the purpose of doing business with such persons or entities that will harm our business relationships with these persons or entities; (ii) assume employment with or provide services to any of our competitors, or engage, whether as principal, partner, licensor or otherwise, any of our competitors, without our express consent; or (iii) seek directly or indirectly, to solicit the employment or services of, or hire or engage, any person who is known to be employed or engaged by us; or (iv) otherwise interfere with our business or accounts. We have also entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.
Share Incentive Plan
Our 2020 Share Incentive Plan was adopted in September 2020 and amended and restated in May 2021. The maximum aggregate number of ordinary shares that may be issued under the 2020 Share Incentive Plan is 145,696,410, and it will be increased on the first day of each fiscal year by 1.5% of our total number of issued and outstanding shares on an as-converted
basis on the last day of the immediately preceding calendar year; after five of such automatic annual increases, our board of directors will determine the amount of annual increases, if any, to the maximum number of ordinary shares issuable under the 2020 Share Incentive Plan. As of February 28, 2022, options and restricted share units to purchase a total of 83,902,708 of our Class A ordinary shares were outstanding under the 2020 Share Incentive Plan.
The following paragraphs summarize the principal terms of the 2020 Share Incentive Plan.
Type of Awards.

The 2020 Share Incentive Plan permits the awards of options, restricted share purchase rights, share appreciation rights and restricted shares.
Plan Administration.

Our chairman of the board of directors or a committee authorized by our board of directors will administer the 2020 Share Incentive Plan. The committee or the full board of directors, as applicable, will determine, among others, the participants to receive awards, the number of shares to be covered by each award, the form of award agreements, and the terms and conditions of each award.
Award Agreement.

Awards granted under the 2020 Share Incentive Plan are evidenced by a stock option agreement, restricted share purchase agreement or share award agreement, as applicable, that sets forth the terms, conditions and limitations for each award, which may include the term of the award, the provisions applicable in the event that the awardee’s employment or service terminates, and our authority to unilaterally or bilaterally modify or amend the award.
Eligibility.

We may grant awards to our employees, directors and consultants. However, inventive share options may be granted to our employees and employees of any of our subsidiaries only.
Vesting Schedule.
   In general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.
Exercise of Awards.

The plan administrator determines the exercise or purchase price, as applicable, and the time or times of exercise, for each award, which are stated in the relevant award agreement. However, the maximum exercisable term is ten years from the date of grant.
Transfer Restrictions.

Awards may not be transferred in any manner by the participant other than in accordance with the exceptions provided in the 2020 Share Incentive Plan or the relevant award agreement or otherwise determined by the plan administrator, such as transfers by will or the laws of descent and distribution.

Termination and Amendment.

Unless terminated earlier, the 2020 Share Incentive Plan has a term of ten years from its date of effectiveness. Our board of directors may at any time amend, alter, suspend, or terminate the 2020 Share Incentive Plan and shall obtain shareholder approval of any plan amendment to the extent necessary to comply with or stock exchange rules, unless we decide to follow home country practice. However, no such action may adversely impair the rights of any awardee with respect to any outstanding award unless mutually agreed otherwise between the awardee and the plan administrator.
The following table summarizes, as of February 28, 2022, the number of ordinary shares underlying outstanding options, restricted share units and other equity awards that we granted to our directors and executive officers.

Name	Ordinary Shares Underlying Options and Restricted Share Units	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Yu Zhang	9,000,000	0.7~5.33	May 18, 2019 to June 1, 2021	May 18, 2029 to June 1, 2031
Xu Chen	*	0.5~3.0807	September 22 2017, to February 18, 2021	September 22, 2027 to February 18, 2031
Tao Zhang	*	0.5~3.0807	June 26 2017 to October 16, 2020	June 26 , 2027 to October 16, 2030
Charles Zhaoxuan Yang	*	0.0001	2021/7/10	2031/7/10
Yonggang Sun	*	0.0001	2021/7/10	2031/7/10
All directors and executive officers as a group	13,204,424

Note:

*	Less than 1% of our total ordinary shares issued and outstanding as of February 28, 2022.
As of February 28, 2022, our consultants and employees other than directors and executive officers hold options and restricted share units to purchase 70,698,284 Class A ordinary shares. The weighted average exercise price for the options granted to our consultants and employees other than directors and executive officers as of February 28, 2022 was US$2.87 per share.

C.	Board Practices
Board of Directors
Our board of directors consists of eight directors. A director is not required to hold any shares in our company by way of qualification. A director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with our company is required to declare the nature of his or her interest at a meeting of our directors. Subject to the Nasdaq rules and disqualification by the chairperson of the relevant board meeting, a director may vote with respect to any contract or transaction, or proposed contract or transaction notwithstanding that he or she may be interested therein, and if he or she does so his or her vote shall be counted and he or she may be counted in the quorum at any meeting of our directors at which any such contract or transaction or proposed contract or transaction is considered. Our directors may exercise all the powers of our company to raise or borrow money, and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof, and to issue debentures or other securities whenever money is borrowed or as security for any debt, liability or obligation of our company or of any third-party. None of our non-executive
directors has a service contract with us that provides for benefits upon termination of service.

Committees of the Board of Directors
We have established three committees under the board of directors: an audit committee, a compensation committee and a nominating and corporate governance committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.
Audit committee.
Our audit committee consists of Charles Zhaoxuan Yang, Yonggang Sun and Yu Zhang. Charles Zhaoxuan Yang is the chairperson of our audit committee. We have determined that Charles Zhaoxuan Yang and Yonggang Sun satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market and Rule
10A-3
under the Exchange Act. We have determined that Charles Zhaoxuan Yang qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•	reviewing with the independent auditors any audit problems or difficulties and management’s response;

•	discussing the annual audited financial statements with management and the independent auditors;

•	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

•	reviewing and approving all proposed related party transactions;

•	meeting separately and periodically with management and the independent auditors; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.
Compensation committee.
Our compensation committee consists of Yonggang Sun, Charles Zhaoxuan Yang and Peng Zhao. Yonggang Sun is the chairperson of our compensation committee. We have determined that Yonggang Sun and Charles Zhaoxuan Yang satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

•	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

•	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

•	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and

•	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.
Nominating and corporate governance committee.
Our nominating and corporate governance committee consists of Charles Zhaoxuan Yang, Yonggang Sun and Peng Zhao. Charles Zhaoxuan Yang is the chairperson of our nominating and corporate governance committee. We have determined that Charles Zhaoxuan Yang and Yonggang Sun satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

•	selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

•	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;

•	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

•
advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Duties of Directors
Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly, and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time, and the class rights vested thereunder in the holders of the shares. In certain limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached.
Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

•
convening shareholders’ annual and extraordinary general meetings and reporting its work to shareholders at such meetings, and as a Cayman Islands exempted company, we are not required to hold annual elections of directors;

•	declaring dividends and distributions;

•	appointing officers and determining the term of office of the officers;

•	exercising the borrowing powers of our company and mortgaging the property of our company; and

•	approving the transfer of shares in our company, including the registration of such shares in our register of members.
Terms of Directors and Officers
Our directors may be elected by the affirmative vote of a simple majority of our board of directors present and voting at a board meeting, or by an ordinary resolution of our shareholders. A director may be removed from office by the affirmative vote of two-thirds
(2/3) of the directors then in office (except with regard to the removal of the chairman, who may be removed from office by the affirmative vote of all directors), or by an ordinary resolution of our shareholders (except with regard to the removal of the chairman, who may be removed from office by a special resolution). In addition, a director will cease to be a director if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his or her creditors; (ii) dies or is found to be or becomes of unsound mind; (iii) resigns his or her office by notice in writing to our company, or (iv) is removed from office pursuant to any other provision of our articles of association.
Our officers are appointed by and serve at the discretion of the board of directors, and may be removed by our board of directors.
Board Diversity Matrix

Board Diversity Matrix (As of February 28, 2022)
Country of Principal Executive Offices	PRC
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	8

	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	7	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

D.	Employees
We had a total of 4,840 employees as of December 31, 2021, and most of which are located in China. The following table sets forth the number of our employees as of December 31, 2021, by function:

Function	Number
Sales and marketing	2,177
Research and development	1,169
Operations	1,233
General administration	261
Total	4,840
Our success depends on our ability to attract, motivate, train and retain qualified employees. We believe we offer our employees competitive compensation packages and an environment that encourages self-development and creativity. As a result, we have generally been successful in attracting and retaining qualified employees. We believe that we maintain a good working relationship with our employees, and we have not experienced any material labor disputes in the past. None of our employees are represented by labor unions.
As required by regulations in China, we participate in various employee social security plans that are organized by municipal and provincial governments for our
PRC-based
employees, including pension insurance, unemployment insurance, maternity insurance, work-related injury insurance, medical insurance and housing provident fund. We are required under PRC law to make contributions to employee benefit plans occasionally for our
PRC-based
employees at specified percentages of their salaries, bonuses and certain allowances of such employees, up to a maximum amount specified by local governments in China.
We enter into standard employment agreements with our employees. We also enter into standard confidentiality and non-compete
agreements with our employees in accordance with common market practice.

E.	Share Ownership
Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares on an as-converted
basis as of February 28, 2022 by:

•	each of our directors and executive officers; and

•	each of our principal shareholders who beneficially own 5% or more of our total issued and outstanding shares.
The calculations in the table below are based on 729,059,185 Class A ordinary shares and 140,830,401 Class B ordinary shares issued and outstanding as of February 28, 2022.
Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned
	Class A ordinary Shares	Class B ordinary Shares	Total ordinary shares on an as converted basis	%	% of aggregate voting power†
Directors and Officers**:
Peng Zhao (1)	—	140,830,401	140,830,401	16.2	74.3
Xin Xu (2)	72,146,540	—	72,146,540	8.3	2.5
Haiyang Yu	—	—	—	—	—
Yu Zhang	*	—	*	*	*
Xu Chen	*	—	*	*	*
Tao Zhang	*	—	*	*	*
Charles Zhaoxuan Yang	*	—	*	*	*
Yonggang Sun	*	—	*	*	*
All directors and officers as a group	84,365,694	140,830,401	225,196,095	25.9	77.3
Principal Shareholders:
TECHWOLF LIMITED (1)	—	140,830,401	140,830,401	16.2	74.3
CTG Evergreen Investment entities (2)	72,146,540	—	72,146,540	8.3	2.5
Image Frame Investment (HK) Limited (3)	71,838,119	—	71,838,119	8.3	2.5
Banyan Partners Fund II, L.P. (4)	52,703,553	—	52,703,553	6.1	1.9
Ceyuan Ventures entities (5)	46,456,782	—	46,456,782	5.3	1.6
Coatue PE Asia 26 LLC (6)	46,149,264	—	46,149,264	5.3	1.6

Notes:
*	Less than 1% of our total ordinary shares on an as-converted basis outstanding as of February 28, 2022.
**
Except as indicated otherwise below, the business address of our directors and executive officers is 18/F, GrandyVic Building, Taiyanggong Middle Road, Chaoyang District, Beijing 100020, People’s Republic of China.

†
For each person or group included in this column, percentage of total voting power represents voting power based on both Class A and Class B ordinary shares held by such person or group with respect to all outstanding shares of our Class A and Class B ordinary shares as a single class. Each holder of our Class A ordinary shares is entitled to one vote per share. Each holder of our Class B ordinary shares is entitled to 15 votes per share. Our Class B ordinary shares are convertible at any time by the holder into Class A ordinary shares on a one-for-one
basis, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

(1)
Represents 140,830,401 Class B ordinary shares held by TECHWOLF LIMITED, a British Virgin Islands company. The entire interest in TECHWOLF LIMITED is held by a trust established by Mr. Peng Zhao as the settlor for the benefit of Mr. Zhao and his family. The registered office address of TECHWOLF LIMITED is Start Chambers, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands.

(2)
Represents (i) 68,539,875 Class A ordinary shares held by CTG Evergreen Investment X Limited, a British Virgin Islands company, and (ii) 3,606,665 Class A ordinary shares held by CTG Evergreen Investment R Limited, a British Virgin Islands company. Both CTG Evergreen Investment X Limited and CTG Evergreen Investment R Limited (the “CTG Evergreen Investment entities”) are controlled by Capital Today Evergreen Fund, L.P., whose general partner is Capital Today Evergreen GenPar LTD., a Cayman Islands company. Capital Today Evergreen GenPar LTD. is controlled by Ms. Xin Xu. The registered address of the CTG Evergreen Investment entities is 263 Main Street, Road Town, Tortola, British Virgin Islands. Ms. Xin Xu disclaims the beneficial ownership with respect to the shares held by the CTG Evergreen Investment entities except to the extent of her pecuniary interest therein.

(3)
Represents 71,838,119 Class A ordinary shares held by Image Frame Investment (HK) Limited, a company incorporated in Hong Kong, as reported in a Schedule 13G amendment jointly filed Image Frame Investment (HK) Limited and Tencent Holdings Limited on February 10, 2022. Image Frame Investment (HK) Limited is a subsidiary of Tencent Holdings Limited, a public company listed on the Hong Kong Stock Exchange (SEHK: 0700). The registered address of Image Frame Investment (HK) Limited is 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong.

(4)
Represents 52,703,553 Class A ordinary shares held by Banyan Partners Fund II, L.P., an exempted limited partnership formed under the law of the Cayman Islands, as reported in a Schedule 13G amendment jointly filed Banyan Partners Fund II, L.P. and Banyan Partners II Ltd. on February 11, 2022. The general partner of Banyan Partners Fund II, L.P. is Banyan Partners II Ltd., a Cayman Islands company. Messrs. Zhen Zhang, Bin Yue and Xiang Gao are the shareholders of Banyan Partners II Ltd.. The registered address of Banyan Partners Fund II, L.P. is Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman
KY1-9005,
Cayman Islands.

(5)
Represents (i) 44,844,732 Class A ordinary shares held by Ceyuan Ventures III, L.P., an exempted limited partnership formed under the law of the Cayman Islands, and (ii) 1,612,050 Class A ordinary shares held by Ceyuan Ventures Advisors Fund III, LLC, a Cayman Islands company. Ceyuan Ventures III, L.P. and Ceyuan Ventures Advisors Fund III, LLC (the “Ceyuan Ventures entities”) are under the common control of Ceyuan Ventures Management III, LLC, which is the general partner of Ceyuan Ventures III, L.P. and sole director of Ceyuan Ventures Advisors III, LLC. Mr. Bo Feng holds 100% of the voting power in Ceyuan Ventures Management III, LLC. The registered address of the Ceyuan Ventures entities is c/o Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman,
KY1-1104,
Cayman Islands.

(6)
Represents 46,149,264 Class A ordinary shares held by Coatue PE Asia 26 LLC, a Delaware limited liability company, as reported in a Schedule 13G amendment jointly filed Coatue Management, L.L.C., Coatue PE Asia 26 LLC and Philippe Laffont on February 11, 2022. Coatue PE Asia 26 LLC is managed by Coatue Management, L.L.C., a Delaware limited liability company, as the investment manager. The sole owner of Coatue Management, L.L.C. is Coatue Management Partners L.P., a Delaware limited partnership. Coatue Management Partners GP L.L.C., a Delaware limited liability company, serves as the general partner of Coatue Management Partners L.P.. Mr. Philippe Laffont serves as managing member of Coatue Management Partners GP L.L.C.. The business address of Coatue PE Asia 26 LLC is 251 Little Falls Drive, Wilmington, Delaware 19808.

To our knowledge, as of February 28, 2022, an aggregate of 277,406,457 of our ordinary shares are held by record holders in the United States (including an aggregate of 269,130,942 ordinary shares held by Citibank, N.A., the depositary of our ADS program). We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders
Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.	Related Party Transactions
Contractual Arrangements with the VIE and Its Shareholders
See “Item 4. Information on the Company—C. Organizational Structure.”
Employment Agreements and Indemnification Agreements
See “Item 6. Directors, Senior Management and Employees—B. Compensation.”
Share Incentive Plans
See “Item 6. Directors, Senior Management and Employees—B. Compensation.”
Other Related Party Transactions
Transactions with Mr.
 Peng Zhao and entities wholly owned by him.
Mr. Peng Zhao is our Founder, Chairman and Chief Executive Officer. In 2018, we provided an interest-free, unsecured loan in the amount of RMB0.9 million to Mr. Zhao with a term of one year, which was extended for another year in 2019 and again in 2020 upon its original maturity date. In 2019, we provided an interest-free, unsecured loan in the amount of RMB24.9 million to Mr. Zhao with a term of one year, which was extended for another year in 2020 upon its original maturity date. As of December 31, 2019 and 2020, the outstanding balance of loans provided to Mr. Zhao was RMB30.7 million and RMB30.7 million, respectively. In March 2021, these loans were settled in full by Mr. Zhao. As of December 31, 2019 and 2020, we had amount due from entities wholly owned by Mr. Zhao in the amount of RMB0.4 million and RMB0.4 million, respectively. In March 2021, the entities wholly owned by Mr. Zhao fully settled such amount they owed us.
Transactions with Mr.
 Tao Zhang.
Mr. Tao Zhang is our Chief Technology Officer. In 2019, we provided an interest-free, unsecured loan in the amount of RMB5.1 million to Mr. Zhang with a term of one year, which was extended for another year in 2020 upon its original maturity date. As of December 31, 2019 and 2020, the outstanding balance of the loan remained unchanged at RMB5.1 million. In March 2021, the loan was settled in full by Mr. Zhang.
Transactions with Image Frame Investment (HK) Limited.
Image Frame Investment (HK) Limited (“IFI”) is one of our major shareholders. IFI’s parent company, Tencent Holdings Ltd., sells cloud services and online payment platform clearing service to us, and we incur prepaid service fees in connection with such services. For the years ended December 31, 2019 and 2020 and 2021, the expenses we incurred for such services totaled RMB2.9 million, RMB8.0 million and RMB23.6 million (US$3.7 million), respectively.
Shareholders Agreement
We entered into our eleventh amended and restated shareholders agreement with our shareholders in November 2020. The eleventh amended and restated shareholders agreement provides for certain shareholders’ rights, including information and inspection rights, rights to appoint directors or observers on our board of directors, preemptive rights, right of first refusal and co-sale
rights, and contains provisions governing our board of directors and other corporate governance matters. The special rights other than certain registration rights, as well as the corporate governance provisions, automatically terminated upon the completion of our initial public offering.

Registration Rights
We have granted certain registration rights to our shareholders. Set forth below is a description of the registration rights granted under the shareholders agreement.
Demand Registration Rights.
(i) Holders of registrable securities holding 50% or more of the then outstanding registrable securities after the fifth anniversary of the closing date of the sale and issuance of our Series F+ preferred shares or (ii) holders of registrable securities holding at least 30% of the then outstanding registrable securities after six months following the effective date of the registration statement for our initial public offering may request in writing for us to effect a registration of the registrable securities under the Securities Act of such requesting shareholder’s registrable securities on a form other than
F-3,
if such registrable securities represent at least 20% of the total registrable securities (or any lesser percentage if the anticipated gross proceeds from the offering are at least US$20 million). Upon receipt of such a request, we shall give notice of such requested registration to all other shareholders within 10 business days and shall use our commercially reasonable efforts to effect, as soon as practicable, the registration under the Securities Act of all registrable securities for which the requesting shareholder has requested registration and all other registrable securities that other shareholders request us to register within 20 days after receipt of the notice. We are not obligated to effect more than a total of two demand registrations and in no event shall we be required to effect more than one demand registration within any six-month
period. We shall pay all registration expenses in connection with each demand registration.
Registration on Form
F-3
. Holders of a majority of our outstanding registrable securities may request us in writing to file a registration statement on Form
F-3.
We shall effect the registration of the securities on Form
F-3
as soon as practicable using our reasonable best efforts. We are not obligated to effect more than one registration on Form
F-3
during any
12-month
period.
Piggyback Registration Rights.
If we propose to file a registration statement for a public offering of our securities, we must offer shareholders an opportunity to include in the registration all or any part of the registrable securities held by such holders. If the managing underwriters of any underwritten offering determine in good faith that marketing factors require a limitation of the number of shares to be underwritten, and the number of shares that may be included in the registration and the underwriting shall be allocated to each holder requesting inclusion of its registrable securities in such registration statement on a pro rata basis based on the total number of registrable securities then held by each such holder; provided that at least 25% of the registrable securities requested by the holders to be included in the underwriting and registration shall be so included, and all shares that are not registrable securities shall first be excluded from such registration and underwriting before any registrable securities are so excluded.
Expenses of Registration.
We will bear all registration expenses in connection with any demand, piggyback or Form
F-3
registration, other than the selling expenses or other amounts payable to underwriters, brokers or the depositary bank in connection with such offering by the holders.
Termination of Registration Rights.
The registration rights will terminate with respect to any holder of registrable securities upon the earlier of: (i) the date that is that is the third anniversary following the completion of our initial public offering, and (ii) when all registrable securities held by that shareholder may be sold without restriction under Rule 144 within any
90-day
period.

C.	Interests of Experts and Counsel
Not applicable.

Item 8.	Financial Information

A.	Consolidated Statements and Other Financial Information
We have appended consolidated financial statements filed as part of this annual report.

Legal and Administrative Proceedings
From time to time, we have been involved in litigation, administrative proceedings or other disputes incidental to the conduct of our business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention.
We and certain of our officers and directors have been named as defendants in a putative securities class action filed on July 12, 2021 in the U.S. District Court for the District of New Jersey, captioned
Bell v. Kanzhun Limited et al
, No.
2:21-cv-13543.
On March 4, 2022, Plaintiff filed the Amended Complaint, purportedly brought on behalf of a class of persons who allegedly suffered damages as a result of their trading in our securities between June 11, 2021 and July 2, 2021, both inclusive. The action alleges that we made false and misleading statements regarding our business, operations and compliance practices in violation of Sections 10(b) and 20(a) of the U.S. Securities Exchange Act of 1934, and Rule
10b-5
promulgated thereunder. The case remains in its preliminary stage.
Pursuant to the announcement posted by the Cyberspace Administration of China on July 5, 2021, the Company is subject to cybersecurity review by the authority. During the review period, BOSS Zhipin app is required to suspend new user registration in China to facilitate the process. As of the date of this annual report, the review process was still ongoing and we are fully cooperating with the regulator in respect of its review.
Dividend Policy
Our board of directors has discretion on whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. In either case, all dividends are subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium account, and provided always that in no circumstances may a dividend be paid out of the share premium account if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business immediately following the date on which the dividend is proposed to be paid. Even if we decide to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.
We do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.
We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries in China for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Dividend Distributions.”
If we pay any dividends on our ordinary shares, we will pay those dividends which are payable in respect of the underlying Class A ordinary shares represented by the ADSs to the depositary, as the registered holder of such Class A ordinary shares, and the depositary then will pay such amounts to the ADS holders in proportion to the underlying Class A ordinary shares represented by the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

B.	Significant Changes
Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9.	The Offer and Listing

A.	Offering and Listing Details
Our ADSs have been listed on the Nasdaq Global Select Market since June 11, 2021. Our ADSs trade under the symbol “BZ.” Each ADS represents two of our Class A ordinary shares.

B.	Plan of Distribution
Not applicable.

C.	Markets
Our ADSs have been listed on the Nasdaq Global Select Market since June 11, 2021 under the symbol “BZ.”

D.	Selling Shareholders
Not applicable.

E.	Dilution
Not applicable.

F.	Expenses of the Issue
Not applicable.

Item 10.	Additional Information

A.	Share Capital
Not applicable.

B.	Memorandum and Articles of Association
The following are summaries of material provisions of the our currently effective memorandum and articles of association and of the Companies Act (As Revised) of the Cayman Islands, or the Companies’ Act, insofar as they relate to the material terms of our ordinary shares.
Objects of Our Company
. Under our memorandum and articles of association, the objects of our company are unrestricted and we have the full power and authority to carry out any object not prohibited by the Cayman Islands law.
Ordinary Shares
. Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of our Class A ordinary shares and Class B ordinary shares will have the same rights except for voting and conversion rights. Our ordinary shares are issued in registered form and are issued when registered in our register of members (shareholders). We may not issue shares to bearer. Our shareholders who are non-residents
of the Cayman Islands may freely hold and vote their shares.
Conversion
. Class B ordinary shares may be converted into the same number of Class A ordinary shares by the holders thereof at any time, while Class A ordinary shares cannot be converted into Class B ordinary shares under any circumstances. Upon any sale, transfer, assignment or disposition of Class B ordinary shares by a holder thereof to any person other than Mr. Peng Zhao, our Founder, Chairman and Chief Executive Officer, one of his affiliates or a “Founder Affiliate” as defined in our memorandum and articles of association (“Permissible Transferee”), or upon a change of ultimate beneficial ownership of any Class B ordinary share to any person who is not a Permissible Transferee, such Class B ordinary shares shall be automatically and immediately converted into the same number of Class A ordinary shares.
Dividends
. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors or declared by our shareholders by ordinary resolution (provided that no dividend may be declared by our shareholders which exceeds the amount recommended by our directors). Our memorandum and articles of association provide that dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which our board of directors determine is no longer needed. Under the laws of the Cayman Islands, our company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.
Voting Rights
. Holders of Class A ordinary shares and Class B ordinary shares shall, at all times, vote together as one class on all matters submitted to a vote by the members at any general meeting of our company. Each Class A ordinary share shall be entitled to one vote on all matters subject to the vote at general meetings of our company, and each Class B ordinary share shall be entitled to 15 votes on all matters subject to the vote at general meetings of our company. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairperson of such meeting or any one shareholder present in person or by proxy.
An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds
of the votes cast attaching to the outstanding ordinary shares at a meeting. A special resolution will be required for important matters such as a change of name or making changes to our memorandum and articles of association. Our shareholders may, among other things, divide or combine their shares by ordinary resolution.
General Meetings of Shareholders
. As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors.
Shareholders’ general meetings may be convened by a majority of our board of directors. Advance notice of at least seven calendar days is required for the convening of our annual general shareholders’ meeting (if any) and any other general meeting of our shareholders. A quorum required for any general meeting of shareholders consists of at least one shareholder present or by proxy, representing not less than one-third
of all votes attaching to the issued and outstanding shares in our company entitled to vote at general meeting.
The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our memorandum and articles of association provide that upon the requisition of any one or more of our shareholders who together hold shares which carry in aggregate not less than one-third
of all votes attaching to the issued and outstanding shares of our company that as at the date of the deposit carry the right to vote at general meetings of our company, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, our memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Transfer of Ordinary Shares
. Subject to the restrictions set out in our memorandum and articles of association as set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.
Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

•
the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of shares;

•	the instrument of transfer is properly stamped, if required;

•	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and

•	a fee of such maximum sum as the Nasdaq Global Select Market may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.
If our directors refuse to register a transfer they shall, within three calendar months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.
The registration of transfers may, on ten calendar days’ notice being given by advertisement in such one or more newspapers, by electronic means or by any other means in accordance with the rules of the Nasdaq Global Select Market, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 calendar days in any calendar year.
Liquidation
. On the winding up of our company, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the share capital, such assets shall be distributed so that, as nearly as may be, the losses are borne by our shareholders in proportion to the par value of the shares held by them.
Calls on Shares and Forfeiture of Shares
. Our board of directors may from time to time make calls upon shareholders for any moneys unpaid on their shares in a notice served to such shareholders at least fourteen calendar days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.
Redemption, Repurchase and Surrender of Shares
. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined, before the issue of such shares, by either our board of directors or by our shareholders by an ordinary resolution. Our company may also repurchase any of our shares on such terms and in such manner as have been approved by our board of directors or by an ordinary resolution of our shareholders. Under the Companies Act, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the

Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.
Variations of Rights of Shares
. If at any time, our share capital is divided into different classes of shares, the rights attached to any class of shares, subject to any rights or restrictions for the time being attached to any class of shares, may be materially and adversely varied with the consent in writing of the holders of at least two-thirds
of the issued shares of that class or with the sanction of an ordinary resolution passed by a simple majority of the votes cast at a separate meeting of the holders of the shares of the class. The rights conferred upon the holders of the shares of any class issued shall not, subject to any rights or restrictions for the time being attached to the shares of that class, be deemed to be materially and adversely varied by the creation, allotment or issue of further shares ranking pari passu with or subsequent to such existing class of shares.
Issuance of Additional Shares
. Our memorandum and articles of association authorize our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.
Our memorandum and articles of association also authorize our board of directors to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including:

•	the designation of the series;

•	the number of shares of the series;

•	the dividend rights, dividend rates, conversion rights, voting rights; and

•	the rights and terms of redemption and liquidation preferences.
Our board of directors may issue preference shares without action by our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.
Inspection of Books and Records.
Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (save for our memorandum and articles of association, our register of mortgages and charges and special resolutions of our shareholders). However, we will provide our shareholders with annual audited financial statements.
Anti-Takeover Provisions
. Some provisions of our memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

•
authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders; and

•	limit the ability of shareholders to requisition and convene general meetings of shareholders.
However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.
Exempted Company
. We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

•	does not have to file an annual return of its shareholders with the Registrar of Companies;

•	is not required to open its register of members for inspection;

•	does not have to hold an annual general meeting;

•	may issue negotiable or bearer shares or shares with no par value;

•	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•	may register as a limited duration company; and

•	may register as a segregated portfolio company.
“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).
Exclusive Forum
. Unless we consent in writing to the selection of an alternative forum, the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) shall be the exclusive forum within the United States for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States, regardless of whether such legal suit, action, or proceeding also involves parties other than us. Any person or entity purchasing or otherwise acquiring any share or other securities in our company, or purchasing or otherwise acquiring American depositary shares issued pursuant to deposit agreements, cannot waive compliance with the federal securities laws of the United States and the rules and regulations thereunder with respect to claims arising under the Securities Act and shall be deemed to have notice of and consented to this exclusive forum provision. Without prejudice to the foregoing, if this exclusive forum provision is held to be illegal, invalid or unenforceable under applicable law, the legality, validity or enforceability of the rest of articles of association shall not be affected and this exclusive forum provision shall be interpreted and construed to the maximum extent possible to apply in the relevant jurisdiction with whatever modification or deletion may be necessary so as best to give effect to our intention.
Differences in Corporate Law
The Companies Act is derived, to a large extent, from the older Companies Acts of England but does not follow recent English statutory enactments and accordingly there are significant differences between the Companies Act and the current Companies Act of England. In addition, the Companies Act differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Companies Act applicable to us and the comparable laws applicable to companies incorporated in the United States and their shareholders.
Mergers and Similar Arrangements
. The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman
Islands companies. For these purposes, (i) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (ii) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a declaration of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.
A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose a company is a “parent” of a subsidiary if it holds issued shares that together represent at least ninety percent (90%) of the votes at a general meeting of the subsidiary.
The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.
Save in certain limited circumstances, a shareholder of a Cayman Islands constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his or her shares upon dissenting to the merger or consolidation, provide the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of such dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.
Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands, or the Grand Court. While a dissenting shareholder or creditor has the right to express to the court the view that the transaction ought not to be approved, the Grand Court will usually consider that the affected stakeholders (shareholders and/or creditors affected by the scheme) of the company are the best judges of their own commercial interests and will typically sanction the scheme provided that the prescribed procedures have been followed and the requisite statutory majorities have been achieved at the scheme meetings.
The Grand Court will typically consider the following factors in exercising its discretion as to whether to sanction the scheme:

•	the statutory provisions as to the required majority vote have been met;

•
the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class; and

•	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest.
The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholder upon a tender offer. When a takeover offer is made and accepted by holders of 90% of the shares affected within four months, the offeror may, within a two-month
period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection may be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.
If an arrangement and reconstruction is thus approved, or if a takeover offer is made and accepted, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.
Shareholders’ Suits
. In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule a derivative action may not be brought by a minority shareholder. However, it is possible that a non-controlling
shareholder may be permitted to commence a class action against and/or derivative actions in the name of the company to challenge:

•	an act which is illegally or ultra vires with respect to the company and is therefore incapable of ratification by the majority shareholders;

•	an act which constitutes an infringement of individual rights of shareholders, including, but not limited to the right to vote and pre-emption rights;

•	the act which, although not ultra vires, requires authorization by a qualified (or special) majority (that is, more than a simple majority) which majority has not been obtained; and

•	an act which constitutes a “fraud on the minority” where the wrongdoers are themselves in control of the company.
Indemnification of Directors and Executive Officers and Limitation of Liability
. Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our memorandum and articles of association provide that that we shall indemnify our officers and directors against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such directors or officer, other than by reason of such person’s dishonesty, wilful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including, without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.
In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our memorandum and articles of association.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
Directors’ Fiduciary Duties
. Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.
As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company—a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party, and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.
Shareholder Action by Written Consent
. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our memorandum and articles of association provide that our shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.
Shareholder Proposals
. Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders; provided that it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.
The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our memorandum and articles of association allow any one or more of our shareholders holding shares which carry in aggregate not less than one-third
of the total number votes attaching to all issued and the outstanding shares of our company that as at the date of the deposit carry the right to vote at general meetings to requisition an extraordinary general meeting of our shareholders, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders’ meeting, our memorandum and articles of association do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings. As a Cayman Islands exempted company, we are not obliged by law to call shareholders’ annual general meetings.
Cumulative Voting
. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our memorandum and articles of association do not provide for cumulative voting.
Removal of Directors
. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the issued and outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our memorandum and articles of association, directors may be removed with or without cause, by an ordinary resolution of our shareholders. A director will also cease to be a director if he (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found to be or becomes of unsound mind; (iii) resigns his office by notice in writing to our company; (iv) without special leave of absence from our board, is absent from meetings of our board for three consecutive meetings and our board resolves that his office be vacated; or (v) is removed from office pursuant to any other provision of our articles of association.
Transactions with Interested Shareholders
. The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting shares within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered
bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.
Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, the directors of a company are required to comply with fiduciary duties which they owe to the company under Cayman Islands law, including the duty to ensure that, in their opinion, such transactions must be entered into bona fide in the best interests of the company and for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.
Dissolution; Winding Up
. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by either an order of the courts of the Cayman Islands or by the board of directors.
Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members in general meeting. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.
Variation of Rights of Shares
. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our memorandum and articles of association, if our share capital is divided into more than one class of shares, the rights attached to any such class may, subject to any rights or restrictions for the time being attached to any class, only be materially and adversely varied with the consent in writing of the holders of at least two-thirds
of the issued shares of that class or with the sanction of an ordinary resolution passed at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the shares of that class, be deemed to be materially and adversely varied by the creation, allotment or issue of further shares ranking pari passu with or subsequent to them or the redemption or purchase of any shares of any class by our company. The rights of the holders of shares shall not be deemed to be materially and adversely varied by the creation or issue of shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.
Amendment of Governing Documents
. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under the Companies Act and our memorandum and articles of association, our memorandum and articles of association may only be amended by special resolution of our shareholders.
Rights of
Non-resident
or Foreign Shareholders
. There are no limitations imposed by our memorandum and articles of association on the rights of non-resident
or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

C.	Material Contracts
Other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” or elsewhere in this annual report, we have not entered into any material contract during the two years immediately preceding the date of this annual report.

D.	Exchange Controls
See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Foreign Exchange.”

E.	Taxation
The following summary of the material Cayman Islands, PRC and U.S. federal income tax consequences of an investment in the ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this registration statement, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in the ADSs or ordinary shares, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, the People’s Republic of China and the United States. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Maples and Calder (Hong Kong) LLP, our Cayman Islands counsel; to the extent it relates to PRC tax law, it is the opinion of Tian Yuan Law Firm, our PRC counsel.
Cayman Islands Taxation
The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our ordinary shares and ADSs will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our ordinary shares or the ADSs, nor will gains derived from the disposal of our ordinary shares or the ADSs be subject to Cayman Islands income or corporation tax.
PRC Taxation
Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, production, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a
PRC-controlled
enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China only if all of the following conditions are met: (i) the primary location of the day-to-day
operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions are located or maintained in the PRC; and (iv) at least 50% of the enterprise’s voting board members or senior executives habitually reside in the PRC.
We believe that KANZHUN LIMITED is not a PRC resident enterprise for PRC tax purposes. KANZHUN LIMITED is a company incorporated outside of the PRC. KANZHUN LIMITED is not controlled by a PRC enterprise or PRC enterprise group, and we do not believe that KANZHUN LIMITED meets all of the conditions above. For the same reasons, we believe our other entities outside of China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with us.
If the PRC tax authorities determine that KANZHUN LIMITED is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident
enterprises, including the holders of the ADSs. In addition, non-resident
enterprise shareholders (including the ADS holders) may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC
individual shareholders (including the ADS holders) would be subject to any PRC tax on dividends or gains obtained by such non-PRC
individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20%. Any PRC tax imposed on dividends or gains may be subject to a reduction if a reduced rate is available under an applicable tax treaty. It is also unclear whether non-PRC
shareholders of KANZHUN LIMITED would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that KANZHUN LIMITED is treated as a PRC resident enterprise.
Provided that our Cayman Islands holding company, KANZHUN LIMITED, is not deemed to be a PRC resident enterprise, holders of the ADSs and ordinary shares who are not PRC residents will not be subject to PRC income tax on dividends distributed by us or gains realized from the sale or other disposition of our ordinary shares or ADSs. However, under SAT Bulletin 7 and SAT Bulletin 37, where a non-resident
enterprise conducts an “indirect transfer” by transferring taxable assets, including, in particular, equity interests in a PRC resident enterprise, indirectly by disposing of the equity interests of an overseas holding company, the non-resident
enterprise, being the transferor, or the transferee or the PRC entity which directly owned such taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. We and our non-PRC
resident investors may be at risk of being required to file a return and being taxed under SAT Bulletin 7 and SAT Bulletin 37, and we may be required to expend valuable resources to comply with SAT Bulletin 7 and SAT Bulletin 37, or to establish that we should not be taxed under these bulletins. See “Item 3. Key Information—Risk Factors—Risks Relating to Doing Business in China—We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC
holding companies.”
United States Federal Income Tax Considerations
The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs or ordinary shares by a U.S. Holder (as defined below) that holds our ADSs as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect, and there can be no assurance that the Internal Revenue Service (the “IRS”) or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift or other non-income
tax considerations, alternative minimum tax, the Medicare tax on certain net investment income, or any state, local or
non-U.S.
tax considerations, relating to the ownership or disposition of our ADSs or ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

•	banks and other financial institutions;

•	insurance companies;

•	pension plans;

•	cooperatives;

•	regulated investment companies;

•	real estate investment trusts;

•	broker-dealers;

•	traders that elect to use a mark-to-market method of accounting;

•	certain former U.S. citizens or long-term residents;

•	tax-exempt entities (including private foundations);

•	holders who acquire their ADSs or ordinary shares pursuant to any employee share option or otherwise as compensation;

•	investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;

•	investors that have a functional currency other than the U.S. dollar;

•	persons that actually or constructively own 10% or more of our stock (by vote or value); or

•	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding the ADSs or ordinary shares through such entities,

all of whom may be subject to tax rules that differ significantly from those discussed below.
Each U.S. Holder is urged to consult its tax advisor regarding the application of U.S. federal taxation to its particular circumstances, and the state, local,
non-U.S. and
other tax considerations of the ownership and disposition of the ADSs or ordinary shares.
General
For purposes of this discussion, a “U.S. Holder” is a beneficial owner of the ADSs or ordinary shares that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•
a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in or organized under the law of the United States or any state thereof or the District of Columbia;

•	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•
a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under the Code.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of the ADSs or ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding the ADSs or ordinary shares and their partners are urged to consult their tax advisors regarding an investment in the ADSs or ordinary shares.
For U.S. federal income tax purposes, a U.S. Holder of ADSs will generally be treated as the beneficial owner of the underlying shares represented by the ADSs. The remainder of this discussion assumes that a U.S. Holder of the ADSs will be treated in this manner. Accordingly, deposits or withdrawals of ordinary shares for ADSs will generally not be subject to U.S. federal income tax.
Passive foreign investment company considerations
A
non-U.S.
corporation, such as our company, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income (the “asset test”). For this purpose, cash and assets readily convertible into cash are categorized as passive assets and the company’s goodwill and other unbooked intangibles are taken into account. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.
Although the law in this regard is not entirely clear, we treat the VIE as being owned by us for U.S. federal income tax purposes because we control their management decisions and are entitled to substantially all of the economic benefits associated with them. As a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of the VIE for U.S. federal income tax purposes, we may be treated as a PFIC for the current taxable year and any subsequent taxable year.

Assuming that we are the owner of the VIE for U.S. federal income tax purposes, we do not believe that we were a PFIC for the taxable year ended December 31, 2021 and do not expect to be a PFIC for the current taxable year or the foreseeable future. While we do not expect to be or become a PFIC, no assurance can be given in this regard, however, because the determination of whether we will be or become a PFIC for any taxable year is a fact intensive determination made annually that depends, in part, upon the composition and classification of our income and assets. Fluctuations in the market price of our ADSs may cause us to be or become classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of our ADSs from time to time (which may be volatile). If our market capitalization subsequently declines, we may be or become classified as a PFIC for the current taxable year or future taxable years. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where revenues from activities that produce passive income significantly increase relative to our revenues from activities that produce non-passive
income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of being or becoming classified as a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules, and because PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.
If we are a PFIC for any year during which a U.S. Holder holds the ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds the ADSs or ordinary shares.
The discussion below under “—Dividends” and “—Sale or Other Disposition” is written on the basis that we will not be or become classified as a PFIC for U.S. federal income tax purposes. If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, the PFIC rules discussed below under “—Passive Foreign Investment Company Rules” generally will apply to such U.S. Holder for such taxable year, and unless the U.S. Holder makes certain elections, will apply in future years even if we cease to be a PFIC.
Dividends
Any cash distributions (including the amount of any PRC tax withheld) paid on our ADSs or ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, the full amount of any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. Dividends received on our ADSs or ordinary shares will not be eligible for the dividends received deduction generally allowed to corporations. Dividends received by individuals and certain other non-corporate
U.S. Holders may be subject to tax at the lower capital gain tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) our ADSs or ordinary shares on which the dividends are paid are readily tradeable on an established securities market in the United States, or, in the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we are eligible for the benefits of the United
States-PRC
income tax treaty (the “Treaty”), (2) we are neither a PFIC nor treated as such with respect to such a U.S. Holder for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period requirements are met. Our ADSs (but not our ordinary shares) are listed on the Nasdaq Global Select Market and should qualify as readily tradeable on an established securities market in the United States, although there can be no assurance in this regard.
In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, we may be eligible for the benefits of the Treaty. If we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such shares are represented by the ADSs, would be eligible for the reduced rate of taxation described in the preceding paragraph.

Dividends paid on our ADSs or ordinary shares, if any, will generally be treated as income from foreign sources and will generally constitute passive category income for U.S. foreign tax credit purposes. Depending on the U.S. Holder’s individual facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any nonrefundable foreign withholding taxes imposed on dividends received on our ADSs or ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign taxes withheld may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and their outcome depends in large part on the U.S. Holder’s individual facts and circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.
Sale or other disposition
A U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of our ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or ordinary shares. Any capital gain or loss will be long-term if the ADSs or ordinary shares have been held for more than one year and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes, which may limit the ability to receive a foreign tax credit. Long-term capital gain of individuals and certain other non-corporate
U.S. Holders will generally be eligible for a reduced rate of taxation. The deductibility of a capital loss may be subject to limitations. In the event that gain from the disposition of the ADSs or ordinary shares is subject to tax in the PRC, a U.S. Holder that is eligible for the benefits of the Treaty may treat such gain as
PRC-source
gain under the Treaty. Pursuant to recently issued Regulations, if a U.S. Holder is not eligible for the benefits of the Treaty or does not elect to apply the Treaty, then such U.S. Holder may not be able to claim a foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or ordinary shares. The rules regarding foreign tax credits and deduction of foreign taxes are complex. U.S. Holders should consult their tax advisors regarding the availability of a foreign tax credit or deduction in light of their particular circumstances, including their eligibility for benefits under the Treaty and the potential impact of the recently issued Regulations.
Passive foreign investment company rules
If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, and unless the U.S. Holder makes a mark-to-market
election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition of ADSs or ordinary shares. Under the PFIC rules:

•	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares;

•
the amount allocated to the taxable year of the distribution or gain and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a
“pre-PFIC
year”) will be taxable as ordinary income;

•
the amount allocated to each prior taxable year, other than a pre-PFIC
year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year; and

•	an additional tax equal to the interest on the resulting tax deemed deferred will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.
If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares and any of our subsidiaries, our consolidated VIE or any subsidiary of our consolidated VIE is also a PFIC, such U.S.

Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries, our consolidated VIE or any subsidiary of our consolidated VIE.
As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market
election with respect to such stock, provided that such stock is regularly traded on a qualified exchange or other market, as defined in applicable United States Treasury Regulations. For those purposes, we expect that our ADSs, but not our ordinary shares, are listed on the Nasdaq Global Select Market, which is a qualified exchange. We anticipate that our ADSs should qualify as being regularly traded, but no assurances may be given in this regard. If a U.S. Holder makes this election, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market
election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market
election. If a U.S. Holder makes a
mark-to-market
election in a year when we are classified as a PFIC and we subsequently cease to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that we are not classified as a PFIC. If a U.S. Holder makes a mark-to-market
election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market
election.
Because as a technical matter a
mark-to-market
election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder that makes the mark-to-market
election may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.
We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above.
If a U.S. Holder owns our ADSs or ordinary shares during any taxable year that we are a PFIC, the holder must generally file an annual IRS Form 8621. You should consult your tax advisors regarding the U.S. federal income tax consequences of owning and disposing of our ADSs or ordinary shares if we are or become a PFIC.

F.	Dividends and Paying Agents
Not applicable.

G.	Statement by Experts
Not applicable.

H.	Documents on Display
We previously filed a registration statement on
Form F-1
(Registration
No. 333-256391)
with the SEC to register the issuance and sale of our Class A ordinary shares represented by ADSs in our initial public offering. We have also filed a registration statement on
Form F-6
(Registration
No. 333-256721)
with the SEC to register the ADSs.

We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers, and are required to file reports and other information with the SEC. Specifically, we are required to file annually an annual report on
Form 20-F
within four months after the end of each fiscal year, which is December 31. All information filed with the SEC can be obtained over the internet at the SEC’s website at
www.sec.gov
. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.
We will furnish Citibank, N.A., the depositary of the ADSs, with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.
In accordance with Nasdaq Stock Market Rule 5250(d), we will post this annual report on Form
20-F
on our website at
http://ir.zhipin.com
. In addition, we will provide hardcopies of our annual report free of charge to shareholders and ADS holders upon request.

I.	Subsidiary Information
Not applicable.

Item 11.	Quantitative and Qualitative Disclosures about Market Risk
Foreign exchange risk
All of our revenues and substantially all of our expenses are denominated in RMB. The majority of our cash and cash equivalents are denominated in U.S. dollars. We have not used any derivative financial instruments to hedge exposure to such risk. However, we monitor our currency risk exposure by periodically reviewing foreign currency exchange rates and will consider hedging significant foreign currency exposure should the need arise.
Although our exposure to foreign exchange risks should be limited in general, the value of your investment in the ADSs will be affected by the exchange rate between U.S. dollar and RMB because the value of our business is effectively denominated in RMB, while the ADSs will be traded in U.S. dollars.
The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.
To the extent that we need to convert U.S. dollars into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amounts available to us.
As of December 31, 2021, we had
RMB-denominated
cash and cash equivalents and short-term investments of RMB2,091.9 million, and U.S. dollar-denominated cash and cash equivalents and short-term investments of US$1,589.6 million. Assuming we had converted RMB2,091.9 million into U.S. dollars at the exchange rate of RMB6.3726 for US$1.00 as of the end of 2021, our U.S. dollar cash balance would have been US$1,917.9 million. If the RMB had depreciated by 10% against the U.S. dollar, our U.S. dollar cash balance would have been US$1,885.0 million instead. Assuming we had converted US$1,589.6 million into RMB at the exchange rate of RMB6.3726 for US$1.00 as of the end of 2021, our RMB cash balance would have been RMB12.2 billion. If the RMB had appreciated by 10% against the U.S. dollar, our RMB cash balance would have been RMB11.2 billion instead.
Interest rate risk
Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits and wealth management products. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in market interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure. However, our future interest income may fall short of expectations due to changes in market interest rates.

Item 12.	Description of Securities Other than Equity Securities

A.	Debt Securities
Not applicable.

B.	Warrants and Rights
Not applicable.

C.	Other Securities
Not applicable.

D.	American Depositary Shares
Citibank, N.A. is the depositary for the American Depositary Shares. Citibank’s depositary offices are located at 388 Greenwich Street, New York, New York 10013.

Fees and Charges Our ADS holders May Have to Pay
As an ADS holder, you will be required to pay the following fees under the terms of the deposit agreement:

Service	Fees
•  Issuance of ADSs (e.g., an issuance of ADS upon a deposit of Class A ordinary shares, upon a change in the
ADS(s)-to-Class
A ordinary share(s) ratio, or for any other reason), excluding ADS issuances as a result of distributions of Class A ordinary shares)
Up to US$0.05 per ADS issued

• Cancellation of ADSs (e.g., a cancellation of ADSs for delivery of deposited property, upon a change in the ADS(s)-to-Class A ordinary share(s) ratio, or for any other reason)	Up to US$0.05 per ADS cancelled

• Distribution of cash dividends or other cash distributions (e.g., upon a sale of rights and other entitlements)	Up to US$0.05 per ADS held

• Distribution of ADSs pursuant to (i) stock dividends or other free stock distributions, or (ii) exercise of rights to purchase additional ADSs	Up to US$0.05 per ADS held

• Distribution of securities other than ADSs or rights to purchase additional ADSs (e.g., upon a spin-off)	Up to US$0.05 per ADS held

• ADS Services	Up to US$0.05 per ADS held on the applicable record date(s) established by the depositary

• Registration of ADS transfers (e.g., upon a registration of the transfer of registered ownership of ADSs, upon a transfer of ADSs into DTC and vice versa, or for any other reason)	Up to US$0.05 per ADS (or fraction thereof) transferred

•  Conversion of ADSs of one series for ADSs of another series (e.g., upon conversion of Partial Entitlement ADSs for Full Entitlement ADSs, or upon conversion of Restricted ADSs (each as defined in the Deposit Agreement) into freely transferable ADSs, and vice versa).
Up to US$0.05 per ADS (or fraction thereof) converted
As an ADS holder, you will also be responsible to pay certain charges such as:

•	taxes (including applicable interest and penalties) and other governmental charges;

•
the registration fees as may from time to time be in effect for the registration of Class A ordinary shares on the share register and applicable to transfers of Class A ordinary shares to or from the name of the custodian, the depositary or any nominees upon the making of deposits and withdrawals, respectively;

•	certain cable, telex and facsimile transmission and delivery expenses;

•	the fees, expenses, spreads, taxes and other charges of the depositary and/or service providers (which may be a division, branch or affiliate of the depositary) in the conversion of foreign currency;

•
the reasonable and customary
out-of-pocket
expenses incurred by the depositary in connection with foreign currency conversions, compliance with exchange control regulations and other regulatory requirements; and

•	the fees, charges, costs and expenses incurred by the depositary, the custodian, or any nominee in connection with the ADR program.

Fees and Other Payments Made by the Depositary to Us
The depositary may reimburse us for certain expenses incurred by us in respect of the ADR program, by making available a portion of the ADS fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary agree from time to time. In 2021, we received a reimbursement of US$0.7 million, after deduction of applicable U.S. taxes, from the depositary.
Taxes
You will be responsible for the taxes and other governmental charges payable on the ADSs and the securities represented by the ADSs. We, the depositary and the custodian may deduct from any distribution the taxes and governmental charges payable by holders and may sell any and all property on deposit to pay the taxes and governmental charges payable by holders. You will be liable for any deficiency if the sale proceeds do not cover the taxes that are due.
The depositary may refuse to issue ADSs, to deliver, transfer, split and combine ADRs or to release securities on deposit until all taxes and charges are paid by the applicable holder. The depositary and the custodian may take reasonable administrative actions to obtain tax refunds and reduced tax withholding for any distributions on your behalf. However, you may be required to provide to the depositary and to the custodian proof of taxpayer status and residence and such other information as the depositary and the custodian may require to fulfill legal obligations. You are required to indemnify us, the depositary and the custodian for any claims with respect to taxes based on any tax benefit obtained for you.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies
None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds
Material Modifications to the Rights of Security Holders
None.
Use of Proceeds
The following “Use of Proceeds” information relates to the registration statement on Form
F-1
for our initial public offering (File Number
333-256391),
which was declared effective by the SEC on June 10, 2021. Our initial public offering closed in June 2021. Goldman Sachs (Asia) L.L.C., Morgan Stanley & Co. LLC, UBS Securities LLC, China Renaissance Securities (Hong Kong) Limited, Haitong International Securities Company Limited, Futu Inc. and Tiger Brokers (NZ) Limited were the underwriters for our initial public offering. We offered and sold an aggregate of 55,200,000 ADSs at an initial public offering price of US$19.00 per ADS, taking into account the ADSs sold upon the exercise of the over-allotment option by our underwriters. We raised RMB6.4 billion in net proceeds from our initial public offering after deducting underwriting commissions and discounts and the offering expenses payable by us.
The total expenses incurred for our company’s account in connection with our initial public offering was RMB26.8 million. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.
For the period from June 10, 2021, the date that the registration statement was declared effective by the SEC, to December 31, 2021, we deposited approximately all of the net proceeds from our initial public offering in interest-bearing bank accounts. There is no material change in the use of proceeds as described in the registration statement. We still intend to use the proceeds from our initial public offering, as disclosed in our registration statements on Form
F-1.

Item 15.	Controls and Procedures
Evaluation of Disclosure Controls and Procedures
Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules
13a-15(e)
of the Exchange Act, as of December 31, 2021. Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that our disclosure controls and procedures were not effective as of December 31, 2021 due to the material weaknesses identified in our internal control over financial reporting as described below. We have taken action to and will continue to undertake remedial steps to address such material weaknesses.
Management’s Annual Report on Internal Control over Financial Reporting
This annual report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly listed public companies.

Internal Control Over Financial Reporting
Prior to our listing on the Nasdaq Global Select Market in June 2021, we had been a private company with insufficient accounting personnel and other resources with which to address our internal control. Our management has not completed an assessment of the effectiveness of our internal control and procedures over financial reporting and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting as of and for the year ended December 31, 2021.
In connection with the audits of our consolidated financial statements as of and for the years ended December 31, 2019 and 2020, we and our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting as of December 31, 2020. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis.
The material weaknesses identified relates to lack of sufficient competent financial reporting and accounting personnel with appropriate understanding of U.S. GAAP to address complex U.S. GAAP technical accounting issues and to prepare and review the consolidated financial statements and related disclosures in accordance with U.S. GAAP and financial reporting requirements set forth by the SEC, and lack of period-end
financial closing policies and procedures for preparation of consolidated financial statements and related disclosures in accordance with U.S. GAAP and financial reporting requirements set forth by the SEC. The material weaknesses, if not timely remedied, may lead to material misstatements in our consolidated financial statements in the future.
We have implemented a number of measures to address material weaknesses that have been identified during the IPO, including: (i) we have hired additional qualified financial and accounting staff with working experience with U.S. GAAP and SEC reporting requirements; (ii) we have established clear roles and responsibilities for accounting and financial reporting staff to address complex accounting and financial reporting issues; (iii) we have clarified reporting requirements and established effective oversight to address complex and non-recurring
transactions and related accounting issues; (iv) we have developed and implemented a comprehensive and effective period-end
closing process, especially for complex and
non-recurring
transactions to ensure financial statements and related disclosures are in compliance with U.S. GAAP and SEC reporting requirements; (v) we have established an internal audit team to enhance internal controls and assess the design and effectiveness of our internal controls; and (vi) we are conducting regular U.S. GAAP accounting and financial reporting training programs for accounting and financial reporting personnel. We also intend to hire additional resources to strengthen the financial reporting function.
Although the aforementioned remediation measures were implemented, these measures will require validation and testing of the operating effectiveness of internal controls over a sustained period of financial reporting cycles. As a result, the previously identified material weaknesses still existed as of December 31, 2021. We will continue to implement measures to remediate the material weaknesses identified. However, we cannot assure you that we will remediate our material weaknesses in a timely manner. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—If we fail to maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results, meet our reporting obligations or prevent fraud.”
Attestation Report of the Registered Public Accounting Firm
This annual report does not include an attestation report of our registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.
Changes in Internal Control Over Financial Reporting
Other than the measures taken to remediate the material weaknesses as described above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.	Audit Committee Financial Expert
Our board of directors has determined that Charles Zhaoxuan Yang, a member of our audit committee and an independent director (under the standards set forth in Rule 5605(c)(2) of the Nasdaq Stock Market Rules and Rule
10A-3
under the Securities Exchange Act of 1934), is an audit committee financial expert.

Item 16B.	Code of Ethics
Our board of directors adopted a code of business conduct and ethics that applies to our directors, officers and employees in May 2021. We have posted a copy of our code of business conduct and ethics on our website at
ir.zhipin.com
.

Item 16C.	Principal Accountant Fees and Services
The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers Zhong Tian LLP, our principal external auditors, for the periods indicated. We did not pay any other fees to our auditors during the periods indicated below.

	For the Year Ended December 31,
	2020	2021
	RMB	RMB	US$
	(in thousands)
Audit fees (1)	3,198	13,910	2,183
All other fees (2)	156	1,207	189

Notes:
(1)
“Audit fees” represents the aggregate fees billed for professional services rendered by our principal auditor for the audit of our annual financial statements and the review of our interim financial statements, including audit fees relating to our initial public offering in 2021.

(2)	“All other fees” represents the aggregate fees billed in each of the fiscal years listed for services rendered by our auditor other than services reported under “Audit fees”.
The policy of our audit committee is to
pre-approve
all audit and other services provided by PricewaterhouseCoopers Zhong Tian LLP as described above, other than those for de minimis
services which are approved by the Audit Committee prior to the completion of the audit.

Item 16D.	Exemptions from the Listing Standards for Audit Committees
Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers
On March 9, 2022, our board of directors authorized a share repurchase program, under which we may repurchase up to US$150 million of our ADSs over the following 12 months. We did not repurchase any shares in 2021.

Item 16F.	Change in Registrant’s Certifying Accountant
Not applicable.

Item 16G.	Corporate Governance
As a Cayman Islands company listed on the Nasdaq Capital Market, we are subject to the Nasdaq Stock Market Rules. However, the Nasdaq Stock Market Rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq listing standards. For example, Cayman Islands does not require us to hold annual shareholders’ meetings. We did not hold any annual general shareholders’ meeting in 2021. If we choose to follow home country practices in the future, our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq Stock Market’s corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our ADSs—As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with such corporate governance listing standards.”

Item 16H.	Mine Safety Disclosure
Not applicable.

Item 16I.	Disclosure Regarding Foreign Jurisdictions That Prevent Inspections
Not applicable.

PART III

Item 17.	Financial Statements
We have elected to provide financial statements pursuant to Item 18.

Item 18.	Financial Statements
The consolidated financial statements of KANZHUN LIMITED, its subsidiaries and the VIE are included at the end of this annual report.

Item 19.	Exhibits

Exhibit Number	Description of Document

1.1	Fourteenth Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated hereby reference to Exhibit 3.2 to the registration statement on Form F-1 (File No. 333-256391), as amended, initially filed with the Securities and Exchange Commission on May 21, 2021)

2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3)

2.2	Registrant’s Specimen Certificate for Ordinary Shares (incorporated hereby reference to Exhibit 4.2 to the registration statement on Form F-1(File No. 333-256391), as amended, initially filed with the Securities and Exchange Commission on May 21, 2021)

2.3	Deposit Agreement, dated June 15, 2021, among the Registrant, the depositary and the holders and beneficial owners of American Depositary Shares issued thereunder (incorporated hereby reference to Exhibit 4.3 to the registration statement on Form S-8 (File No. 333-261609) filed with the Securities and Exchange Commission on December 13, 2021)

2.4	Eleventh Amended and Restated Shareholders Agreement between the Registrant and other parties thereto dated November 27, 2020 (incorporated hereby reference to Exhibit 4.4 to the registration statement on Form F-1(File No. 333-256391), as amended, initially filed with the Securities and Exchange Commission on May 21, 2021)

2.5*	Description of Securities

4.1	Amended and Restated 2020 Global Share Plan (incorporated hereby reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-256391), as amended, initially filed with the Securities and Exchange Commission on May 21, 2021)

4.3	Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated hereby reference to Exhibit 10.2 to the registration statement on Form F-1(File No. 333-256391), as amended, initially filed with the Securities and Exchange Commission on May 21, 2021)

4.4	Form of Employment Agreement between the Registrant and its executive officers (incorporated hereby reference to Exhibit 10.3 to the registration statement on Form F-1(File No. 333-256391), as amended, initially filed with the Securities and Exchange Commission on May 21, 2021)

4.5	English translation of the executed form of the Powers of Attorney respectively granted by each shareholders of the VIE, dated February 21, 2020 and as currently in effect, and a schedule of all executed Powers of Attorney adopting the same form (incorporated hereby reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-256391), as amended, initially filed with the Securities and Exchange Commission on May 21, 2021)

Exhibit Number	Description of Document

4.6	English translation of the Equity Interest Pledge Agreement among our WFOE, the VIE and shareholders of the VIE dated February 21, 2020 (incorporated hereby reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-256391), as amended, initially filed with the Securities and Exchange Commission on May 21, 2021)

4.7	English translation of the Exclusive Technology Development, Consulting and Service Agreement between our WFOE and the VIE dated February 10, 2017 (incorporated hereby reference to Exhibit 10.6 to the registration statement on Form F-1 (File No. 333-256391), as amended, initially filed with the Securities and Exchange Commission on May 21, 2021)

4.8	English translation of the Exclusive Call Option Agreement among our WFOE, the VIE and shareholders of the VIE dated February 21, 2020 (incorporated hereby reference to Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-256391), as amended, initially filed with the Securities and Exchange Commission on May 21, 2021)

4.9	English translation of executed form of the Spousal Consent Letter respectively granted by the spouse of each individual shareholder of the VIE, dated February 21, 2020 and as currently in effect, and a schedule of all executed Spousal Consent Letters adopting the same form (incorporated hereby reference to Exhibit 10.8 to the registration statement on Form F-1 (File No. 333-256391), as amended, initially filed with the Securities and Exchange Commission on May 21, 2021)

8.1*	List of Significant Subsidiaries and VIE of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated hereby reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-256391), as amended, initially filed with the Securities and Exchange Commission on May 21, 2021)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm

15.2*	Consent of Tian Yuan Law Firm

15.3*	Consent of Maples and Calder (Hong Kong) LLP

101.INS*	Inline XBRL Instance Document—this instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File (embedded within the Exhibit 101 Inline XBRL document set)

*	Filed with this Annual Report on Form 20-F.
**	Furnished with this Annual Report on Form 20-F.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing its annual report on
Form 20-F
and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

KANZHUN LIMITED

By:	/s/ Peng Zhao
	Name:	Peng Zhao
	Title:	Chairman of the Board of Directors
and Chief Executive Officer
Date:     April 28, 2022

KANZHUN LIMITED

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of KANZHUN LIMITED
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of KANZHUN LIMITED and its subsidiaries (the “Company”) as of December 31, 2021 and 2020, and the related consolidated statements of comprehensive loss, of changes in shareholders’ (deficit)/equity and of cash flows for each of the three years in the period ended December 31, 2021, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.
Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/PricewaterhouseCoopers Zhong Tian LLP
Shanghai, the People’s Republic of China
April 28, 2022
We have served as the Company’s auditor since 2019.

KANZHUN LIMITED
CONSOLIDATED BALANCE SHEETS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

	As of December 31,
	2020	2021
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	3,998,203	11,341,758	1,779,769
Short-term investments	536,401	884,996	138,875
Accounts receivable	6,999	1,002	157
Amounts due from related parties	40,799	6,615	1,038
Prepayments and other current assets	164,910	724,583	113,703

Total current assets	4,747,312	12,958,954	2,033,542

Non-current assets
Property, equipment and software, net	191,355	369,126	57,924
Intangible assets, net	549	458	72
Right-of-use assets, net	144,063	309,085	48,502
Other non-current assets	—	4,000	628

Total non-current assets	335,967	682,669	107,126

Total assets	5,083,279	13,641,623	2,140,668

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ (DEFICIT)/EQUITY
Current liabilities
(including amounts of the consolidated VIE and VIE’s subsidiaries without recourse to the primary beneficiary of RMB1,717,020 and
RMB2,762,123

(US$433,437)
as of December 31, 2020 and 2021, respectively)

Accounts payable	41,856	52,963	8,311
Deferred revenue	1,200,349	1,958,570	307,342
Other payables and accrued liabilities	418,259	645,138	101,236
Operating lease liabilities, current	59,559	127,531	20,012

Total current liabilities	1,720,023	2,784,202	436,901

Non-current
liabilities
(including amounts of the consolidated VIE and VIE’s subsidiaries without recourse to the primary beneficiary of RMB76,373 and
RMB
178,844

(US$28,065)
as of December 31, 2020 and 2021, respectively)

Operating lease liabilities, non-current	76,373	183,365	28,774

Total non-current liabilities	76,373	183,365	28,774

Total liabilities	1,796,396	2,967,567	465,675
Commitments and contingencies (Note 17)

KANZHUN LIMITED
CONSOLIDATED BALANCE SHEETS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise noted)

	As of December 31,
	2020	2021
	RMB	RMB	US$
Mezzanine equity
Series A convertible redeemable preferred shares (US$0.0001 par value; 60,000,000 shares and nil authorized, issued and outstanding as of December 31, 2020 and 2021, respectively)	36,177	—	—
Series B convertible redeemable preferred shares (US$0.0001 par value; 40,000,000 shares and nil a uthorized, issued and outstanding as of December 31, 2020 and 2021, respectively)	67,976	—	—
Series C convertible redeemable preferred shares (US$0.0001 par value; 147,068,133 shares and nil authorized, issued and outstanding as of December 31, 2020 and 2021, respectively)	478,565	—	—
Series D convertible redeemable preferred shares (US$0.0001 par value; 60,856,049 shares and nil a uthorized, issued and outstanding as of December 31, 2020 and 2021, respectively)	380,782	—	—
Series E convertible redeemable preferred shares (US$0.0001 par value; 144,073,367 shares and nil authorized, issued and outstanding as of December 31, 2020 and 2021, respectively)	1,845,033	—	—
Series F convertible redeemable preferred shares (US$0.0001 par value; 99,354,585 shares and nil a uthorized, issued and outstanding as of December 31, 2020 and 2021, respectively)	2,882,063	—	—
Subscription receivables from shareholders	(103,596)	—	—

Total mezzanine equity	5,587,000	—	—

Shareholders’ (deficit)/equity
Ordinary shares (US$0.0001 par value; 1,500,000,000 shares autho r ized ; 11,533,640 Class A ordinary shares issued and 7,875,787 outstanding, 121,108,037 Class B ordinary shares issued and outstanding as of December 31, 2020; 748,953,103 Class A ordinary shares issued and 727,855,233 outstanding, 140,830,401 Class B ordinary shares issued and outstanding as of December 31, 2021)	81	554	87
Treasury shares (3,657,853 and 21,097,870 s hares as of December 31, 2020 and 2021, respectively)	—	—	—
Additional paid-in capital	452,234	14,624,386	2,294,886
Accumulated other comprehensive loss	(130,387)	(257,765)	(40,449)
Accumulated deficit	(2,622,045)	(3,693,119)	(579,531)

Total shareholders’ (deficit)/equity	(2,300,117)	10,674,056	1,674,993

Total liabilities, mezzanine equity and shareholders’ (deficit)/equity	5,083,279	13,641,623	2,140,668

The accompanying notes are an integral part of these consolidated financial statements.

KANZHUN LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
Revenues
Online recruitment services to enterprise customers	986,859	1,927,178	4,219,026	662,057
Other s	11,861	17,181	40,102	6,293

Total revenues	998,720	1,944,359	4,259,128	668,350

Operating cost and expenses
Cost of revenues	(137,812)	(240,211)	(554,648)	(87,036)
Sales and marketing expenses	(916,832)	(1,347,532)	(1,942,670)	(304,847)
Research and development expenses	(325,569)	(513,362)	(821,984)	(128,987)
General and administrative expenses	(132,999)	(797,008)	(1,991,123)	(312,451)

Total operating cost and expenses	(1,513,212)	(2,898,113)	(5,310,425)	(833,321)

Other operating income, net	2,573	8,849	14,977	2,350

Loss from operations	(511,919)	(944,905)	(1,036,320)	(162,621)

Investment income	9,718	9,095	24,744	3,883
F inancial income, net	145	3,098	9,735	1,528
For eign exc hange gain/(loss)	1	(5,074)	(1,961)	(308)
Other expenses , ne t	—	(4,109)	(7,745)	(1,215)

Loss before income tax expense	(502,055)	(941,895)	(1,011,547)	(158,733)

Income tax expense	—	—	(59,527)	(9,341)

Net loss	(502,055)	(941,895)	(1,071,074)	(168,074)

Accretion on convertible redeemable preferred shares to redemption value	(232,319)	(283,981)	(164,065)	(25,745)

Net loss attributable to ordinary shareholders	(734,374)	(1,225,876)	(1,235,139)	(193,819)

Net loss	(502,055)	(941,895)	(1,071,074)	(168,074)
Other comprehensive income/(loss)
Foreign currency translation adjustments	25,354	(149,539)	(127,378)	(19,988)

Total comprehensive loss	(476,701)	(1,091,434)	(1,198,452)	(188,062)

Weighted average number of ordinary shares used in computing net loss per share
— Basic and diluted	107,114,306	111,172,986	529,343,027	529,343,027
Net loss per share attributable to ordinary shareholders
— Basic and diluted	(6.86)	(11.03)	(2.33)	(0.37)
The accompanying notes are an integral part of these consolidated financial statements.

KANZHUN LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT)/EQUITY
(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Ordinary shares		Treasury shares		Additional paid-in capital	Accumulated other comprehensive (loss)/income	Accumulated deficit	Total shareholders’ (deficit)/equity
	Number of shares outstanding	Amount	Number of shares	Amount
		RMB		RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2019	100,080,000	62	9,920,000	—	—	(6,202)	(980,026)	(986,166)
Net loss	—	—	—	—	—	—	(502,055)	(502,055)
Foreign currency translation adjustments	—	—	—	—	—	25,354	—	25,354
Share-based compensation	—	—	—	—	34,250	—	—	34,250
Accretion on convertible redeemable preferred shares to redemption value	—	—	—	—	(34,250)	—	(198,069)	(232,319)
Cancellation of ordinary shares (Note 13)	—	—	(9,920,000)	—	—	—	—	—

Balance as of December 31, 2019	100,080,000	62	—	—	—	19,152	(1,680,150)	(1,660,936)

Net loss	—	—	—	—	—	—	(941,895)	(941,895)
Foreign currency translation adjustments	—	—	—	—	—	(149,539)	—	(149,539)
Share-based compensation	—	—	—	—	124,105	—	—	124,105
Accretion on convertible redeemable preferred shares to redemption value	—	—	—	—	(283,981)	—	—	(283,981)
Issuance of Class A ordinary shares (Note 13)	4,122,853	3	—	—	78,995	—	—	78,998
Issuance of Class B ordinary shares to TECHWOLF LIMITED (Note 13)	24,780,971	16	—	—	533,115	—	—	533,131
Issuance of Class A ordinary shares to a consolidated VIE (Note 13)	—	—	3,657,853	—	—	—	—	—

Balance as of December 31, 2020	128,983,824	81	3,657,853	—	452,234	(130,387)	(2,622,045)	(2,300,117)

Net loss	—	—	—	—	—	—	(1,071,074)	(1,071,074)
Foreign currency translation adjustments	—	—	—	—	—	(127,378)	—	(127,378)
Share-based compensation	—	—	—	—	417,284	—	—	417,284
Accretion on convertible redeemable preferred shares to redemption value	—	—	—	—	(164,065)	—	—	(164,065)
Repurchase and cancellation of Class B ordinary shares (Note 13)	(1,181,339)	(1)	—	—	(42,263)	—	—	(42,264)
Issuance of Class A ordinary shares upon initial public offering (“IPO”), net of issuance cost	110,400,000	70	—	—	6,406,802	—	—	6,406,872
Conversion of convertible redeemable preferred shares	551,352,134	353	—	—	5,854,308	—	—	5,854,661
Issuance of Class B ordinary shares to TECHWOLF LIMITED (Note 13)	24,745,531	16	—	—	1,506,346	—	—	1,506,362
Issuance of ordinary shares for share award plan	—	—	27,786,070	—	—	—	—	—
Exercise of share options	54,385,484	35	(10,346,053)	—	193,740	—	—	193,775

Balance as of December 31, 2021	868,685,634	554	21,097,870	—	14,624,386	(257,765)	(3,693,119)	10,674,056

The accompanying notes are an integral part of these consolidated financial statements.

KANZHUN LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
Cash flows from operating activities
Net loss	(502,055)	(941,895)	(1,071,074)	(168,074)
Adjustments to reconcile net loss to net cash (used in)/generated from operating activities:
Share-based compensation	34,250	124,105	417,284	65,481
Issuance of Class B ordinary shares to TECHWOLF LIMITED (Note 13)	—	533,131	1,506,362	236,381
Depreciation and amortization	18,062	41,095	80,100	12,569
Loss from disposal of property, equipment and software	27	230	110	17
Foreign exchange (gain)/loss	(1)	5,074	1,961	308
Amortization of right-of-use assets	39,487	66,946	109,336	17,157
Unrealized investment income	—	—	(6,595)	(1,035)
Changes in operating assets and liabilities:
Accounts receivable	(1,528)	(5,201)	5,997	941
Prepayments and other current assets	(66,826)	(46,146)	(403,696)	(63,349)
Amounts due from related parties	(28,184)	(2,938)	3,503	550
Other non-current assets	—	—	(4,000)	(628)
Accounts payable	29,280	(22,746)	13,464	2,113
Deferred revenue	335,254	585,529	758,221	118,981
Other payables and accrued liabilities	79,320	130,541	329,802	51,753
Operating lease liabilities	(42,749)	(71,814)	(99,394)	(15,597)

Net cash (used in)/generated from operating activities	(105,663)	395,911	1,641,381	257,568

Cash flows from investing activities
Purchase of property, equipment and software	(64,040)	(138,211)	(259,891)	(40,783)
Proceeds from disposal of property, equipment and software	11	36	29	5
Purchase of short-term investments	(1,171,894)	(1,834,390)	(3,940,000)	(618,272)
Proceeds from maturity of short-term investments	12,120	2,439,870	3,598,000	564,605

Net cash (used in)/generated from investing activities	(1,223,803)	467,305	(601,862)	(94,445)

KANZHUN LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
Cash flows from financing activities
Proceeds from IPO, net of issuance cost	—	—	6,406,872	1,005,379
Proceeds from exercise of share options	—	—	35,975	5,645
Repurchase of Class B ordinary shares from TECHWOLF LIMITED	—	—	(11,584)	(1,818)
Proceeds from issuance of convertible redeemable preferred shares, net of issuance cost	993,475	2,803,114	—	—
Proceeds from issuance of Class A ordinary shares	—	78,998	—	—
Proceeds from borrowings	30,000	—	—	—
Repayments of borrowings	(30,000)	—	—	—

Net cash generated from financing activities	993,475	2,882,112	6,431,263	1,009,206

Effect of exchange rate changes on cash and cash equivalents	43,113	(154,480)	(127,227)	(19,965)

Net (decrease)/increase in cash and cash equivalents	(292,878)	3,590,848	7,343,555	1,152,364
Cash and cash equivalents at beginning of the year	700,233	407,355	3,998,203	627,405

Cash and cash equivalents at end of the year	407,355	3,998,203	11,341,758	1,779,769

Supplemental cash flow disclosures
Cash paid for interest	349	—	—	—
Supplemental schedule of non-cash investing and financing activities
Accretion on convertible redeemable preferred shares to redemption value	232,319	283,981	164,065	25,745
Changes in payabl e s for purchase of property, equipment and software	359	21,985	(2,357)	(370)
The accompanying notes are an integral part of these consolidated financial statements.

KANZHUN LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)
1. PRINCIPAL ACTIVITIES AND ORGANIZATION
(a) Principal activities
KANZHUN LIMITED (“Kanzhun” or the “Company”) was incorporated under the laws of the Cayman Islands on January 16, 2014 as an exempted company with limited liability. The Company, its subsidiaries, consolidated variable interest entity (the “VIE”) and VIE’s subsidiaries (collectively, the “Group”) run an online recruitment platform called “BOSS Zhipin” in the People’s Republic of China (“PRC”).
The BOSS Zhipin platform mainly focuses on assisting the recruitment process between job seekers and employers of enterprises and corporations. Through BOSS Zhipin platform, employers, mainly executives or middle-level managers of businesses, could participate directly in the recruiting process.
(b) Organization of the Group
The Group’s consolidated financial statements include the financial statements of the Company, its subsidiaries, the
consolidated VIE and VIE’s subsidiaries.
As of December 31, 2021, the Company’s principal subsidiaries and consolidated VIE are as follows:

	Place of incorporation	Date of incorporation	Equity interest held	Principal activities
Subsidiaries
Techfish Limited	Hong Kong, China	February 14, 2014	100%	Investment holding
Beijing Glorywolf Co., Ltd. (“Glory”, or the “WFOE”)	Beijing, China	May 7, 2014	100%	Online recruitment assisting service

VIE
Beijing Huapin Borui Network Technology Co., Ltd. (“Huapin”)	Beijing, China	December 25, 2013	100%	Online recruitment assisting service
(c) Consolidated variable interest entity
In order to comply with the PRC laws and regulations which prohibit or restrict foreign investments into companies involved in restricted businesses, the Group operates its Apps, websites and other restricted businesses in the PRC through a PRC domestic company and its subsidiaries, whose equity interests are held by certain management members of the Company (“Nominee Shareholders”). The Company obtained control over such PRC domestic company by entering into a series of contractual arrangements, through the WFOE, with such PRC domestic company and its respective Nominee Shareholders. As a result, the Company maintains the ability to control such PRC domestic company and is entitled to substantially all of the economic benefits from such PRC domestic company. Management concluded that such PRC domestic company is a VIE of the Company, of which the Company is the ultimate primary beneficiary. As such, the Group consolidated the results of operations and assets and liabilities of such PRC domestic company and its subsidiaries in the Group’s consolidated financial statements for all the periods presented. The principal terms of the agreements entered amongst the VIE, the Nominee Shareholders and the WFOE are further described below.

KANZHUN LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise noted)
1. PRINCIPAL ACTIVITIES AND ORGANIZATION (CONTINUED)
(c) Consolidated variable interest entity (continued)

Exclusive call option agreement
Pursuant to the exclusive call option agreement, the Nominee Shareholders of the VIE have granted the WFOE the exclusive and irrevocable right to purchase or to designate one or more person(s) at its discretion to purchase part or all of the equity interests in the VIE (the “Target Equity”) from the Nominee Shareholders at any time. And the VIE has granted the WFOE the exclusive and irrevocable right to purchase or to designate one or more person(s) at its discretion to purchase part or all of the assets of the VIE (the “Target Assets”) at any time. The total transfer price for the Target Equity or the Target Assets shall be equal to RMB0.1 or subject to the lowest price permitted by PRC laws and regulations. The VIE and its Nominee Shareholders have agreed that without prior written consent of the WFOE or the Company, the Nominee Shareholders or the VIE shall not sell, transfer, pledge or dispose of any of the Target Equity, the Target Assets, or the revenue or business in the VIE. In addition, the VIE covenants that it shall not declare any dividend or change capitalization structure of the VIE or enter into any loan or investment agreements without WFOE or the Company’s prior written consent.
Power of attorney
Pursuant to the power of attorney, each of the Nominee Shareholders appointed the WFOE as their attorney-in-fact
to exercise all shareholder rights under PRC law and the relevant articles of association, including but not limited to, attending shareholders meetings and signing on their behalf on the resolutions, voting on their behalf on all matters requiring shareholder approval, including but not limited to the appointment and removal of legal representative, directors and senior management, as well as the sale, transfer and disposal of all or part of the equity interests owned by such shareholders. The powers of attorney will remain effective for a given Nominee Shareholders until such shareholder ceases to be a shareholder of the VIE.
Exclusive technology development, consulting and service agreement
Pursuant to the exclusive technology development, consulting and service agreement, the WFOE has agreed to provide to the VIE services, including, but not limited to, research, development, application and implementation of technology, daily maintenance, monitor, debugging, and troubleshooting of the computer network system, consulting services for the procurement of software and hardware systems, and training and technical support services. The VIE shall pay to the WFOE service fees as calculated in such manner as determined by both VIE and WFOE from time to time based on the nature of service, which should be paid quarterly. Service fees should normally be equal to the remaining amount of all revenues less all expenses of VIE. The service fees, and any adjustment or change to the service fees, should be subject to the approval of the WFOE and the board of the Company. The agreement has a term of 10 years unless otherwise terminated by the WFOE and VIE and may renew at the end of each term with the prior written consent of the WFOE for a further term of ten years or otherwise as agreed by the WFOE and VIE. The WFOE retains the exclusive right to terminate the agreements at any time by delivering a written notice 30 days in advance to VIE.
Equity interest pledge agreement
Pursuant to the equity interest pledge agreement, the Nominee Shareholders of the VIE have pledged 100% equity interests in the VIE to the WFOE to guarantee the payment of service fees by the VIE of its obligations under the exclusive technology development, consulting and service agreement. The equity interest pledge agreement shall remain valid until the full payment of the service fees and the fulfillment of all the obligations

KANZHUN LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise noted)
1. PRINCIPAL ACTIVITIES AND ORGANIZATION (CONTINUED)
(c) Consolidated variable interest entity (continued)

under the exclusive technology development, consulting and service agreement. In the event of a breach by the VIE or any of its Nominee Shareholders of contractual obligations under the exclusive technology development, consulting and service agreement, and the equity interest pledge agreement, as the case may be, the WFOE, as pledgee, will have the right to auction or dispose of the pledged equity interests in the VIE and will have priority in receiving the proceeds from such auction or disposal.

Spousal consent letter
Pursuant to the spousal consent letter, the spouse of each Nominee Shareholder who is a natural person, unconditionally and irrevocably agreed that the equity interests in the VIE held by such Nominee Shareholder will be disposed of pursuant to the equity interest pledge agreement, the exclusive call option agreement and power of attorney. Each of their spouses agreed not to assert any rights over the equity interests in the VIE held by such Nominee Shareholder. In addition, in the event that any spouse obtains any equity interests in VIE held by such Nominee Shareholder for any reason, he or she agreed to be bound by the equity interest pledge agreement, the exclusive option agreement and power of attorney.
(d) Risks in relations to the VIE structure
The following table set forth the assets, liabilities, results of operations and changes in cash and cash equivalents of the consolidated VIE and VIE’s subsidiaries taken as a whole, which were included in the Group’s consolidated financial statements with intercompany transactions eliminated:

	As of December 31,
	2020	2021
	RMB	RMB
ASSETS
Current assets
Cash and cash equivalents	183,199	864,851
Short-term investments	525,506	864,557
Accounts receivable	6,999	1,002
Amounts due from Group companies	36,859	86,989
Amounts due from related parties	—	6,615
Prepayments and other current assets	146,244	487,598

Total current assets	898,807	2,311,612

Non-current assets
Property, equipment and software, net	191,242	368,381
Intangible assets, net	549	458
Right-of-use assets, net	144,063	301,288
Other non-current assets	—	4,000

Total non-current assets	335,854	674,127

Total assets	1,234,661	2,985,739

KANZHUN LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise noted)
1. PRINCIPAL ACTIVITIES AND ORGANIZATION (CONTINUED)
(d) Risks in relations to the VIE structure (continued)

	As of December 31,
	2020	2021
	RMB	RMB
LIABILITIES
Current liabilities
Accounts payable	41,839	52,938
Deferred revenue	1,200,349	1,958,570
Other payables and accrued liabilities	415,273	626,151
Amounts due to Group companies	372,427	27,223
Operating lease liabilities, current	59,559	124,464

Total current liabilities	2,089,447	2,789,346

Non-current liabilities
Operating lease liabilities, non-current	76,373	178,844

Total liabilities	2,165,820	2,968,190

	For the year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Total revenues	998,720	1,944,359	4,259,128
Cost of revenues	(133,553)	(232,261)	(554,575)
Net ( loss ) /income	(464,373)	(303,061)	551,133

	For the year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Net cash (used in)/generated from operating activities	(25,658)	494,187	1,717,104
Net cash used in investing activities	(66,029)	(632,568)	(591,213)
Net cash generated from/(used in) financing activities	103,596	260,484	(444,239)

Net increase in cash and cash equivalents	11,909	122,103	681,652
Cash and cash equivalents at beginning of year	49,187	61,096	183,199

Cash and cash equivalents at end of year	61,096	183,199	864,851

Under the contractual arrangements with the VIE, the Company has the power to direct activities of the VIE through the WFOE that most significantly impact the VIE such as having assets transferred out of the VIE at its discretion. Therefore, the Company considers that there is no asset of the VIE that can be used to settle obligations of the VIE except for registered capital and PRC statutory reserves of the VIE amounting to RMB8,992 and RMB9,002 as of December 31, 2020 and 2021, respectively. Since the VIE was incorporated as a limited liability company under the PRC Company Law, the creditors do not have recourse to the general credit of the WFOE for all the liabilities of the VIE.

KANZHUN LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise noted)
1. PRINCIPAL ACTIVITIES AND ORGANIZATION (CONTINUED)
(d) Risks in relations to the VIE structure (continued)

The Group believes that the contractual arrangements between or among the WFOE, VIE and the Nominee Shareholders are following PRC laws and regulations, as applicable, and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce these contractual arrangements. On March 15, 2019, the Foreign Investment Law was approved and took effect from January 1, 2020. Since the Foreign Investment Law is new, there are substantial uncertainties exist with respect to its implementation and interpretation and the possibility that the VIE will be deemed as a foreign-invested enterprise and subject to relevant restrictions in the future shall not be excluded. If the contractual arrangements establishing the Company’s VIE structure are found to be in violation of any existing law and regulations or future PRC laws and regulations, the relevant PRC government authorities will have broad discretion in dealing with such violation, including, without limitation, levying fines, confiscating our income or the income from the VIE, revoking our business licenses or the business licenses, requiring us to restructure our ownership structure or operations and requiring us to discontinue any portion or all of our value-added businesses or other prohibited businesses. Any of these actions could cause significant disruption to the Company’s business operations and have a severe adverse impact on the Company’s cash flows, financial position and operating performance. If the imposing of these penalties causes the WFOE to lose its rights to direct the activities of and receive economic benefits from the VIE, which in turn may restrict the Company’s ability to consolidate and reflect in its financial statements the financial position and results of operations of its VIE.
(e)
COVID-19
impact and liquidity
The Group’s financial performance was not significantly impacted by
COVID-19
in 2020 and 2021, when the pandemic had been largely contained in China. Based on the assessment on the Group’s liquidity and financial positions, the Group believes that its current cash and cash equivalents, will be sufficient to enable it to meet its anticipated working capital requirements and capital expenditures for at least the next twelve months from the date these consolidated financial statements are issued.
2. PRINCIPAL ACCOUNTING POLICIES
2.1 Basis of presentation
The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).
Significant accounting policies followed by the Group in the preparation of its accompanying consolidated financial statements are summarized below.
2.2 Basis of consolidation
The consolidated financial statements include the financial statements of the Company, its subsidiaries, the consolidated VIE and VIE’s subsidiaries for which the Company is the ultimate primary beneficiary.
A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting power, has the power to appoint or remove the majority of the members of the board of directors, to cast a majority of votes at the meeting of the board of directors or to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

KANZHUN LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise noted)
2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)
2.2 Basis of consolidation (continued)
The Company applies the guidance codified in ASC 810,
Consolidations
on accounting for the VIE, which requires certain variable interest entities to be consolidated by the primary beneficiary of the entity in which it has a controlling financial interest. A VIE is an entity with one or more of the following characteristics: (a) the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional financial support; (b) as a group, the holders of the equity investment at risk lack the ability to make certain decisions, the obligation to absorb expected losses or the right to receive expected residual returns; or (c) an equity investor has voting rights that are disproportionate to its economic interest and substantially all of the entity’s activities are on behalf of the investor with disproportionately fewer voting rights.
All transactions and balances between the Company, its subsidiaries, consolidated VIE and VIE’s subsidiaries have been eliminated upon consolidation.
2.3 Use of estimates
The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reporting periods in the consolidated financial statements and accompanying notes. Accounting estimates reflected in the Group’s consolidated financial statements include but are not limited to the useful lives of property, equipment and software, impairment of long-lived assets, valuation allowances for deferred tax assets, valuation of ordinary shares and share-based compensation. Management bases the estimates on historical experience, known trends and various other assumptions that are believed to be reasonable under current circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ from those estimates.
2.4 Foreign curren
c
y
The Group’s reporting currency is Renminbi (“RMB”). The functional currency of the Company and subsidiaries incorporated in Hong Kong and United States of America, is the United States dollars (“US$”). The Group’s PRC subsidiaries, consolidated VIE and VIE’s subsidiaries determined their functional currency to be RMB. The determination of the respective functional currency is based on the criteria of ASC 830,
Foreign Currency Matters
.
Transactions denominated in currencies other than the functional currency are translated into the functional currency of the entity at the exchange rates quoted by authoritative banks prevailing on the transaction dates. Exchange gains and losses resulting from those foreign currency transactions denominated in foreign currencies are recorded in the Consolidated Statements of Comprehensive Loss.
The financial statements of the Company and subsidiaries located outside of the PRC are translated from the functional currency into RMB. Assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates at the balance sheet date. Equity accounts other than earnings generated in current period are translated into RMB at the appropriate historical rates. Revenues, expenses, gain and loss are translated into RMB using the periodic average exchange rates. The resulting foreign currency translation adjustments are recorded in other comprehensive income/(loss) in the Consolidated Statements of Comprehensive Loss.

KANZHUN LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise noted)
2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.5 Convenience translation
Translations of the Consolidated Balance Sheets, the Consolidated Statements of Comprehensive Loss and the Consolidated Statements of Cash Flows from RMB into US$ as of and for the year ended December 31, 2021 are solely for the convenience of the readers and were calculated at the rate of RMB6.3726 per US$1.00 on December 30, 2021 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate or at any other rate.
2.6 Fair value measurements
Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurement for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.
Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:
Level 1 — Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2 — Include other inputs that are directly or indirectly observable in the marketplace.
Level 3 — Unobservable inputs which are supported by little or no market activity.

Accounting guidance also describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount and the measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.
Financial assets and liabilities of the Group mainly consist of cash and cash equivalents, short-term investments, accounts receivables, amounts due from related parties, prepayments and other current assets, accounts payable, certain accrued expenses and other current liabilities. Except for short-term investments, the carrying values of cash and cash equivalents, accounts receivables, amounts due from related parties, prepayments and other current assets, accounts payable, certain accrued expenses and other current liabilities approximates their fair values due to the short-term maturity of these instruments. The Group reports short-term investments at fair value based on Level 2 measurement.

KANZHUN LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise noted)
2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)
2.7 Cash and cash equivalents
Cash includes cash on hand and deposits held by financial
institutions
that can be added to or withdrawn without limitation or restriction. Cash equivalents represent short-term, highly liquid investments that are readily convertible to known amounts of cash and with original maturities of three months or less.
2.8 Short-term investments
Short-term investments are wealth management products issued by commercial banks or other financial institutions, which contains fixed or variable interest with original maturities within one year. These investments are stated at fair value. Changes in the fair value are reflected in investment income in the Consolidation Statements of Comprehensive Loss.

2.9 Accounts receivable
Accounts receivable are presented net of allowance for doubtful accounts. The Group provides general and specific provisions for bad debts when facts and circumstances indicate that the receivable is unlikely to be collected. If the financial condition of its customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. No allowance for doubtful accounts were recognized for the years ended December 31, 2019, 2020 and 2021.
2.10 Property, equipment and software
Property, equipment and software are stated at cost less accumulated depreciation and impairment, if any. Property, equipment and software are depreciated at rates sufficient to write off their costs less impairment and residual value, if any, over the estimated useful lives on a straight-line basis. The estimated useful lives are as follows:

Category	Estimated useful lives
Electronic equipment	3-5 years
Leasehold improvement	Shorter of lease terms or estimated useful lives of the assets
Furniture and fixtures	5 years
Motor vehicles	3-5 years
Software	5 years
The majority of electronic equipment includes servers. The Group recognized the gain or loss on the disposal of property, equipment and software in the Consolidated Statements of Comprehensive Loss.
2.11 Intangible assets
Intangible assets purchased are recognized and measured at cost less accumulated amortization and impairment, if any. Intangible assets are amortized using the straight-line method over the estimated useful lives as below:

Category	Estimated useful lives
Domains	10 years

KANZHUN LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise noted)
2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.12 Impairment of long-lived assets
Long-lived assets are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be fully recoverable or that the useful life is shorter than that the Group had originally estimated. When these events occur, the Group evaluates the impairment for the long-lived assets by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the asset and its eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the asset, the Group recognizes an impairment loss based on the excess of the carrying value of the asset over the fair value of the asset. No impairment of long-lived assets was recognized for the years ended December 31, 2019, 2020 and 2021.
2.13 Revenue recognition
The Group accounted for revenue under ASC 606,
Revenue from Contracts with Customers
, and all periods have been presented under ASC 606. Consistent with the criteria of ASC 606, the Group recognizes revenue to depict the transfer of promised services to customers in an amount that reflects the consideration to which the Group expects to receive in exchange for those services.
To achieve that core principle, the Group applies the five steps defined under ASC 606: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract and (v) recognize revenue when (or as) the entity satisfies a performance obligation. The Group assesses its revenue arrangements against specific criteria in order to determine if it is acting as principal or agent. Revenue arrangements with multiple performance obligations are divided into separate distinct services. Revenue is recognized upon the transfer of control of promised services to a customer. Revenue is recorded net of value added tax (“VAT”).
The Group generates revenue by providing services to the enterprise customers and job seekers to assist in the recruitment process over mobile apps and websites, which means matching enterprise customers with suitable job seekers through AI matching technology, and stimulating real time interaction between them via in-app communication
tools.
Online recruitment services to enterprise customers
The Group provides online recruitment support services carrying different kinds of features on the Group’s platform, mainly including paid job postings, bulk invite-sending tools, message sending tools and other services. Enterprise customers could also purchase subscription packages which contain an array of features, including popular in-demand jobs
posting and interaction privilege with job seekers during the subscription period.
Based on the historical pattern by which the Group satisfies its performance obligation and how enterprise customers benefit from the Group’s performance obligations, the Group recognizes its revenue from the services provided under two models: time-based model and item-based model.
Time-based model
Under the time-based model, the Group’s obligation is to deliver corresponding services to enterprise customers during a particular subscription period, a certain paid job posting display period, or a certain privilege

KANZHUN LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise noted)
2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)
2.13 Revenue recognition (continued)

period for virtual tools such as message sending, etc., ranging from one month up to one year. For the services covered within a particular subscription package, they have the same contract period length during the subscription period. The revenues recognized under this time-based model for the years ended December 31, 2019, 2020 and 2021 were RMB717,721, RMB1,527,671 and RMB3,043,692, respectively.
The Group records the upfront cash payments from the enterprise customers as deferred revenue and then recognizes the revenue on a straight-line basis over the subscription period in which the enterprise customers are entitled to the corresponding privileges, as the Group is standing ready to provide services and a time-based measure of progress best reflects the satisfaction of the performance obligations.
Item-based model
Under the item-based model, the Group’s obligation is to deliver corresponding services in the form of other various virtual tools. Revenues for services provided in form of such virtual tools are recognized at the point in time when the services are provided to the enterprise customers. The Group records the upfront cash payments from the enterprise customers as part of deferred revenue, and then recognizes the revenue at the point in time upon the Group delivers the corresponding services or at the point when the virtual tools expire. The revenues recognized at the point in time under the item-based model for the years ended December 31, 2019, 2020 and 2021 were RMB269,138, RMB399,507 and RMB1,175,334, respectively.
Other services
Other services mainly represent paid value-added services offered to job seekers, including priority placement of their professional profiles, increased resume exposure to enterprise customers, candidate competitive analysis, message filtering services and five-dimensional personality test, etc.
The Group defines enterprise customers who contributed revenue of RMB50 or more annually as key accounts, who contributed revenue between RMB5 and RMB50 annually as mid-sized
accounts, and who contributed revenue of RMB5 or less annually as small-sized
accounts.

	For the year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Online recruitment services to enterprise customers
—Key accounts	155,819	330,795	928,360
—Mid-sized accounts	363,282	696,325	1,513,506
—Small-sized accounts	467,758	900,058	1,777,160
Other s	11,861	17,181	40,102

Total	998,720	1,944,359	4,259,128

KANZHUN LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise noted)
2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)
2.13 Revenue recognition (continued)

Arrangements with multiple performance obligations
The Group’s contracts with enterprise customers may include bulk sales of services in the form of virtual tools and services contained in subscription packages, and therefore multiple performance obligations exist. For those services in the form of virtual tools and contained in subscription packages included in bulk sales, the selling prices are consistently made references of the standalone selling prices when sold separately. The Group allocates the transaction price to each performance obligation based on the relative standalone selling price, considering bulk sale price discounts offered to certain enterprise customers where applicable.
Deferred revenue
The Group records deferred revenue when the Group receives enterprise customers’ payments in advance of transferring control of service to customers. Substantially all deferred revenue recorded are expected to be recognized as revenues during the subsequent annual period.
Remaining performance obligations
Remaining performance obligations represent the amount of contracted future revenues not yet recognized as the amounts relate to undelivered performance obligations. Substantially all of Group’s contracts are less than one year in duration. As such, the Group has elected to apply the practical expedient which allows an entity to exclude disclosures about its remaining performance obligations if the performance obligation is part of a contract that has an original expected duration of one year or less.
2.14 Cost of revenues
Cost of services consist primarily of settlement costs of
third-party on-line payment
platforms, payroll and other employee-related costs, server
and bandwidth service costs, server
depreciation and other expenses incurred by the Group which are directly attributable to the performance of the Group’s online recruitment support services.
2.15 Sales and marketing expenses
Sales and marketing expenses consist primarily of advertising expenses, payroll and other employee-related expenses for the Group’s sales and marketing staff as well as office rental and property management fees for sales functions. Advertising expenses generally represent online traffic acquisition and branding activities costs. For the years ended December 31, 2019, 2020 and 2021, advertising expenses totaled RMB538,940, RMB812,415 and RMB997,650, respectively.
2.16 Research and development expenses
Research and development expenses primarily consist of payroll and other employee-related costs and office rental and property management fees for research and development functions. All research and development costs are expensed as incurred.
F
-19

KANZHUN LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise noted)
2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)
2.17 General and administrative expenses
General and administrative expenses consist primarily of payroll and other employee-related expenses for the Group’s managerial and administrative staff
,
office rental and property management fees, professional service fees and other administrative expenses.
2.18 Employee benefits
Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to the employees. Chinese labor regulations require that the PRC subsidiaries
, VIE
and
VIE’s subsidiaries
of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the contributions made. Total amounts of such employee benefit expenses contributed by the Group, including accrued and unpaid amounts
, were RMB103,817, RMB135,478 and RMB256,533 for the years ended December 31, 2019, 2020 and 2021, respectively.
2.19 Share-based compensation
The Group grants share options and restricted share units (“RSUs”) to its management, other key employees and eligible nonemployees. Such compensation is accounted for in accordance with ASC 718,
Compensation-Stock Compensation
. The Group adopted
ASU 2018-07,
 Improvements to Nonemployee Share-Based Payment Accounting,
for the periods presented. Under ASC
2018-07,
the accounting for nonemployees’ share-based awards are similar to the model for employee awards. And forfeitures are accounted for when they occur.
Share-based awards with service conditions only are measured at the grant date fair value of the awards and recognized as expenses using the straight-line method over the requisite service period. Share-based awards that are subject to both service conditions and the occurrence of an IPO or change of control as a performance condition, are measured at the grant date fair value. Cumulative share-based compensation expenses for the awards that have satisfied the service condition were recorded upon the completion of the Company’s IPO in June 2021.
The fair value of share options is estimated using the binomial option-pricing model. The determination of the fair value is affected by the fair value of the ordinary shares as well as assumptions regarding a number of complex and subjective variables, including the expected share price volatility, actual and projected employee and nonemployee share option exercise behavior, risk-free interest rates and expected dividend yield. Binomial option-pricing model incorporates the assumptions about grantees’ future exercise patterns. The fair value of these awards was determined by management with the assistance from an independent valuation firm using management’s estimates and assumptions. The fair value of the RSUs, which were granted subsequent to the completion of the Company’s IPO, is estimated based on the fair value of the underlying ordinary shares of the Company on the grant date.
The assumptions used in share-based compensation expense recognition represent management’s best estimates, but these estimates involve inherent uncertainties and application of management judgment. If factors change or different assumptions are used, the share-based compensation expenses could be materially different for any period. Moreover, the estimates of fair value of the awards are not intended to predict actual future events or the value that ultimately will be realized by grantees who receive share-based awards.

KANZHUN LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise noted)
2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)
2.20 Operating leases
The Group applied ASC 842,
Leases
, on January 1, 2019 on the modified retrospective basis. The Group determines if an arrangement is a lease at inception. Operating leases are primarily for office and are included in operating lease right-of-use
assets and operating lease liabilities on the Consolidated Balance Sheets. Operating lease right-of-use
assets represent the Group’s right to use an underlying asset for the lease term and operating lease liabilities represent obligation to make lease payments arising from the lease. The operating lease right-of-use
assets and liabilities are recognized at lease commencement date based on the present value of lease payments over the lease term. As most of the Group’s leases do not provide an implicit rate, the Group uses its incremental borrowing rate based on the information available at lease commencement date in determining the present value of lease payments. The Group’s lease term may include options to extend or terminate the lease when it is reasonably certain that the Group will exercise that option. Lease expense is recognized on a straight-line basis over the lease term. And the Group has elected the practical expedient to account for lease and non-lease
components as a single lease component. Upon the adoption of ASC 842, the Group recognized operating lease assets of
RMB50,570 and total operating lease liabilities of RMB50,089 on the Consolidated Balance Sheets.
For operating lease with a term of one year or less, the Group has elected to not recognize a lease liability or lease right-of-use
asset on its Consolidated Balance Sheets. Instead, it recognizes the lease payments as expenses on a straight-line basis over the lease term. Short-term lease costs are immaterial to its Consolidated Statements of Comprehensive Loss.
2.21 Taxation
Current income taxes are recorded in accordance with the regulations of the relevant tax jurisdiction. The Group accounts for deferred income taxes under the liability method in accordance with ASC 740,
Income Tax
. Under this method, deferred tax assets and liabilities are recognized for the tax consequences attributable to differences between carrying amounts of existing assets and liabilities in the financial statements and their respective tax basis, and operating loss carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in the Consolidated Statements of Comprehensive Loss in the period of change. Valuation allowances are established when necessary to reduce the amount of deferred tax assets if it is considered more likely than not that amount of the deferred tax assets will not be realized.
The Group recognizes in its consolidated financial statements the benefit of a tax position if the tax position is “more likely than not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold is measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. The Group estimates its liability for unrecognized tax benefits which are periodically assessed and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statute of limitations. The ultimate outcome for a particular tax position may not be determined with certainty prior to the conclusion of a tax audit and, in some cases, appeal or litigation process. The actual benefits ultimately realized may differ from the Group’s estimates. As each audit is concluded, adjustments, if any, are recorded in the Group’s consolidated financial statements in the period in which the audit is concluded. Additionally, in future periods, changes in facts, circumstances and new information may require the Group to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition

KANZHUN LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise noted)
2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)
2.21 Taxation (continued)

and measurement estimates are recognized in the period in which the changes occur. As of December 31, 2020 and 2021, the Group did not have any significant unrecognized uncertain tax positions.
2.22 Statutory reserves
The
Company’s subsidiaries, consolidated VIE and VIE’s subsidiaries established in the PRC are required to make appropriations to certain non-distributable reserve
funds.
In accordance with the laws applicable to the
foreign investment enterprises
established in the PRC, the Group’s subsidiaries registered as wholly-owned foreign enterprises
have to make appropriations from
their after-tax profits
as determined under generally accepted accounting principles in the PRC (“PRC GAAP”) to reserve funds including general reserve fund, enterprise expansion fund and staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after-tax profits
calculated in accordance with PRC GAAP. Appropriation is not required if the general reserve fund has reached 50% of the registered capital of the company. Appropriations to the enterprise expansion fund and staff bonus and welfare fund are made at the respective company’s discretion.
In addition, in accordance with the PRC Company Law, the Group’s consolidated VIE and VIE’s subsidiaries, registered as Chinese domestic companies, must make appropriations from their after-tax profits
as determined under the PRC GAAP
to non-distributable reserve
funds including statutory surplus fund and discretionary surplus fund on an annual basis. The appropriation to the statutory surplus fund must be 10% of the after-tax profits
as determined under PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the company. Appropriation to the discretionary surplus fund is made at the discretion of the respective company.
The use of the general reserve fund, enterprise expansion fund, statutory surplus fund and discretionary surplus fund are restricted to the offsetting of losses or increasing of the registered capital of the respective company. The staff bonus and welfare fund is a liability in nature and is restricted to fund payments of special bonus to employees and for the collective welfare of employees. None of these reserves are allowed to be transferred to the Company in terms of cash dividends, loans or advances, nor can they be distributed except under liquidation.
No appropriation to any reserve fund was made for the years ended December 31, 2019, 2020 and 2021.
2.23 Comprehensive income/(loss)
Comprehensive income/(loss) is defined as the change in equity of a company during a period from transactions and other events and circumstances excluding those resulting from investments by shareholders and distributions to shareholders. The Group recognizes foreign currency translation adjustments as other comprehensive income/(loss) in the Consolidated Statements of Comprehensive Loss. As such adjustments do not incur income tax obligations, there are no tax adjustments to arrive at other comprehensive income/(loss) on a net-of-tax
basis.

KANZHUN LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise noted)
2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)
2.24 Segment reporting
ASC 280,
Segment Reporting
, establishes standards for companies to report in their financial statement information about operating segments, products, services, geographic areas and major customers.
Based on the criteria established by ASC 280, the Group’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer (the “CEO”), who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. As a whole and hence, the Group has only one reportable segment. The Group does not distinguish between markets or segments for the purpose of internal reporting. As the Group’s long-lived assets are substantially located in the PRC and substantially all the Group’s revenue is derived from entities within the PRC, no geographical segments are presented.
2.25 Loss per share
Basic loss per share is computed by dividing net loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. The net loss will be adjusted by deducting (1) dividends declared in the period on preferred shares (if any), (2) cumulative dividends on preferred shares (whether or not declared) and (3) deemed dividends as required by U.S. GAAP. Diluted loss per share is calculated by dividing net loss attributable to ordinary shareholders by the weighted average number of ordinary shares and potential ordinary shares outstanding during the period. Potential ordinary shares consist of shares issuable upon the conversion of the preferred shares using the if-converted method,
for periods prior to the completion of the IPO, unvested RSUs and shares issuable upon the exercise of share options using the treasury stock method. The computation of diluted net loss per share does not assume conversion, exercise, or contingent issuance of securities that would have an anti-dilutive effect.
The
two-class
method is used for computing earnings per share in the event the Group has net income available for distribution. Using the two-class method, net income is allocated between ordinary shares and other participating securities based on their participating rights, if applicable. Prior to the completion of the IPO, the computation of basic loss per share using the two-class method
is not applicable as the Company is in a net loss position and the participating securities do not have contractual obligations to share in the loss of the Company. After the completion of the IPO, net loss per share is computed on Class A ordinary shares and Class B ordinary shares combined basis, because both classes have the same dividend rights in the Company’s undistributed net income.

2.26 Recent accounting pronouncements
In June 2016, the FASB amended guidance related to the expected credit loss of financial instruments as part of
ASU 2016-13,
 Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial
Instruments
. In November 2019, the FASB issued ASU
2019-10,
which amends the effective date for credit losses as follows: for public business entities that meet the definition of an SEC filer, excluding entities eligible to be SRCs as defined by the SEC, the standard is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years; for all other entities, the standard is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The standard is effective for the Group’s fiscal year beginning January 1, 2023. The ASU is not expected to have a material impact on the consolidated financial statements.

KANZHUN LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)
2.26 Recent accounting pronouncements (continued)
In December 2019, the FASB issued
ASU 2019-12,
Simplifying the Accounting for Income Taxes
, to remove specific exceptions to the general principles in Topic 740 and to simplify accounting for income taxes. The standard is effective for public companies for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. For all other entities, the standard is effective for fiscal years beginning after December 15, 2021 and interim periods within fiscal years beginning after December 15, 2022. Early adoption is permitted. The standard is effective for the Group’s fiscal year beginning January 1, 2022. The ASU is currently not expected to have a material impact on the consolidated financial statements.
3. CONCENTRATION AND RISKS
3.1 Concentration of credit risk
Financial instruments that potentially expose the Group to the concentration of credit risk primarily consist of cash and cash equivalents and short-term investments. The maximum exposure of such assets to credit risk is their carrying amounts as of the balance sheet dates. The Group places its cash and cash equivalents and short-term investments with financial institutions with high-credit ratings and quality. The Group hasn’t noted any significant credit risk.
3.2 Concentration of customers and suppliers
Substantially all revenue
s
 w
ere
 derived from customers located in China. There are no customers or suppliers from whom revenues or purchases individually represent greater than 10% of total revenues or total purchases of the Group in any of the periods presented.

3.3 Foreign currency exchange rate risk
In July 2005, the PRC government changed
its decades-old policy
of pegging the value of the RMB to the US$, and the RMB appreciated more than 20% against the US$ over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the US$ remained within a narrow band. Since June 2010, the RMB has fluctuated against the US$, at times significantly and unpredictably. The depreciation of the RMB against the US$ was approximately 1.7% in 2019. The appreciation of the RMB against the US$ was approximately 6.5%
and 2.3%
in 2020
and
2021
,

respectively
.
It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the US$ in the future.
4. SHORT-TERM INVESTMENTS

	As of December 31,
	2020	2021
	RMB	RMB
Wealth management products	536,401	884,996

The investment income from wealth management products for the years ended December
 31, 2019, 2020 and 2021 was RMB9,718,
R
MB
9,095 and
R
MB
24,744, respectively.

KANZHUN LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise noted)

5. PREPAYMENTS AND OTHER CURRENT ASSETS

	As of December 31,
	2020	2021
	RMB	RMB
Prepaid marketing expenses and service fee	47,398	234,490
Receivables from third-party on-line payment platforms	41,221	63,866
Deposits	37,780	63,814
Staff loans and advances	32,902	52,695
Receivables related to the exercise of share-based awards*	—	289,822
Others	5,609	19,896

Total	164,910	724,583

*
It represented receivables from a third-party share option brokerage platform and certain employees for the exercise of share options, which were settled before these consolidated financial statements are issued.

6. PROPERTY, EQUIPMENT AND SOFTWARE, NET
Property, equipment and software, net consist of the following:

	As of December 31,
	2020	2021
	RMB	RMB
Electronic equipment	204,805	429,683
Leasehold improvement	39,460	65,885
Furniture and fixtures	9,486	12,784
Motor vehicles	2,316	3,904
Software	1,615	3,126

Total cost	257,682	515,382
Less: accumulated depreciation	(66,327)	(146,256)

Total property, equipment and software, net	191,355	369,126

Depreciation expenses were RMB17,971, RMB41,004 and RMB80,009 for the years ended December 31, 2019, 2020 and 2021, respectively.

7. ACCOUNTS PAYABLE

	As of December 31,
	2020	2021
	RMB	RMB

Payable s for marketing expenses	16,831	30,646
Payables for purchase of property, equipment and software	22,344	19,987
Others	2,681	2,330

Total	41,856	52,963

KANZHUN LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise noted)
8. OTHER PAYABLES AND ACCRUED LIABILITIES

	As of December 31,
	2020	2021
	RMB	RMB

Salary, welfare and bonus payable	260,123	373,286
Tax payable (1)	21,704	218,419
Virtual accounts used in the Group’s platform (2)	24,815	41,070
Payable s to shareholders (3)	103,596	—
Others	8,021	12,363

Total	418,259	645,138

(1)	Tax payable mainly included value-added tax, enterprise income tax and individual income tax payable mainly related to the exercise of share options.
(2)	It represents the cash balance that customers deposited into their own virtual accounts in the Group’s platform, which they have rights to withdraw without any conditions.
(3)
As of December 31, 2020, Huapin received RMB103,596 from certain preferred shareholders during Series
C-3
and Series E financing. However, these funds had not yet been received by the Company level due to certain regulation limitations. Accordingly, the Company recorded the related subscription receivables from shareholders in the mezzanine equity section as of December 31, 2020. And the outstanding balance was settled in cash in 2021.

9. OPERATING LEASE
The Group has operating leases primarily for office. The components of lease expenses are as follows:

	For the year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB

Operating lease expenses	42,508	71,706	116,091
Expenses for short-term lease within 12 months	9,245	2,167	2,177

Total lease expenses	51,753	73,873	118,268

Supplemental balance sheet information related to operating lease is as follows:

	As of December 31,
	2020	2021
	RMB	RMB

Right-of-use assets	144,063	309,085

Lease liabilities, current	59,559	127,531
Lease liabilities, non-current	76,373	183,365

Total lease liabilities	135,932	310,896

KANZHUN LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise noted)
9. OPERATING LEASE (CONTINUED)

Supplemental cash flow information related to operating lease is as follows:

	For the year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB

Cash paid for amounts included in the measurement of lease liabilities	42,620	72,138	102,154
Right-of-use assets obtained in exchange for operating lease liabilities	87,054	112,871	274,358
Weighted average remaining lease term (in years)	3.48	3.75	3.26
Weighted average discount rate	4.75%	4.75%	4.82%
Maturities of lease liabilities are as follows:

As of December 31, 2021
RMB
2022	131,573
2023	96,778
2024	47,191
2025	35,492
2026	25,451
Thereafter	1,834

Total undiscounted lease payments	338,319
Less: imputed interest	(27,423)

Total lease liabilities	310,896

10. OTHER OPERATING INCOME, NET

	For the year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
VAT-in super deduction *	2,412	7,981	12,423
Others	161	868	2,554

Total	2,573	8,849	14,977

*
In accordance with the Announcement on Relevant Policies for Deepening the Value-added Tax Reform and relevant government policies announced by the Ministry of Finance, the State Taxation Administration and the General Administration of Customs of China, Huapin and Glory, as consumer service companies, are allowed to enjoy additional 10%
VAT-in
deduction for any services or goods they purchased
(“VAT-in
super deduction”) from April 1, 2019 to December 31, 2021. The
VAT-in
super deduction obtained is considered as operating given that all
VAT-in
was derived from the purchases for daily operations, and therefore is presented in other operating income in the Consolidation Statements of Comprehensive Loss.

KANZHUN LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise noted)

11. RELATED PARTY BALANCES AND TRANSACTIONS
The table below sets forth the major related parties and their relationships with the Group:

Name of related parties	Relationship with the Group
Mr. Peng Zhao and companies controlled by him	Founder, Chairman and CEO of the Group and his controlled companies
Image Frame Investment (HK) Limited (under the control of Tencent Holdings Limited)	Principal shareholder of the Group
Individual executive officer	Executive officer of the Group
Details of amounts due from related parties as of December 31, 2020 and 2021 are as follows:

	As of December 31,
	2020	2021
	RMB	RMB
Receivables from Tencent Group’s on-line payment platform (1)	3,018	4,284
Prepaid cloud service fee to Tencent Group (1)	1,556	2,331
Amount due from Mr. Peng Zhao and companies controlled by him (2)	31,132	—
Advance to individual executive officer (3)	5,093	—

Total	40,799	6,615

Details of transactions with related parties for the years ended December 31, 2019, 2020 and 2021 are as follows
:

	For the year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Cloud services from Tencent Group (1)	2,063	6,109	18,119
On-line payment platform clearing services from Tencent Group (1)	836	1,886	5,464
Cash advance to Mr. Peng Zhao (2)	24,930	—	—
Cash advance to individual executive officer (3)	5,093	—	—

Total	32,922	7,995	23,583

(1)
Tencent Group represents companies under the control of Tencent Holdings Limited, including Image Frame Investment (HK) Limited. The Group purchases cloud services and on-line payment platform clearing services from Tencent Group.

(2)
The amount due from Mr. Peng Zhao and companies controlled by him was mainly cash advance with original one-year
term and bearing no interest, which was settled through the repurchase of Class B ordinary shares from TECHNWOLF LIMITED (Note 13).

(3)	It represents the advance granted to Mr. Tao Zhang, Chief Technology Officer of the Group, which was settled in cash in March 2021.

KANZHUN LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise noted)

12. TAXATION
(a) Value added tax
The Group is subject to statutory VAT rate of 6% for revenues from online recruitment service in the PRC. Huapin and Glory, as consumer service companies, are allowed to enjoy additional
10% VAT-in super
deduction from April 1, 2019 to December 31, 2021 (Note 10).
(b) Income tax
Cayman Islands
The Company was incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, no Cayman Islands withholding tax will be imposed upon payments of dividends to shareholders.
Hong Kong
Under the current Hong Kong Inland Revenue Ordinance, the Group’s subsidiary in Hong Kong is subject to 16.5% Hong Kong profit tax on its taxable income generated from operations in Hong Kong. Additionally, payments of dividends by the subsidiary incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax.
China
Under the PRC Enterprise Income Tax Law (the “EIT Law”), which is effective from January 1, 2008, domestic enterprises and foreign investment enterprises are subject to a uniform enterprise income tax rate of 25%. In accordance with the implementation rules of EIT Law, a qualified “High and New Technology Enterprise” (“HNTE”) is eligible for a preferential tax rate of 15%. The HNTE certificate is effective for a period of three years. An entity could re-apply for
the HNTE certificate when the prior certificate expires.
Huapin is qualified as a HNTE and enjoys a preferential income tax rate of 15% for the years presented, which will expire in 2022 and need to be re-applied.

According to relevant laws and regulations promulgated by the State Administration of Tax of the PRC effective from 2018 onwards, enterprises engaging in research and development activities are entitled to claim 175% of their qualified research and development expenses incurred as tax deductible expenses when determining their assessable profits for the year. The additional deduction of 75% of qualified research and development expenses can only be claimed directly in the annual EIT filing and subject to the approval from the relevant tax authorities.
United States
The Company’s subsidiary in California, United States is subject to U.S. federal corporate tax and California corporate franchise tax on its taxable income as reported in its statutory financial statements adjusted in accordance with relevant U.S. tax laws. The applicable U.S. federal corporate tax rate is 21% and the California corporate franchise tax rate is 8.84% in 2019, 2020 and 2021.

KANZHUN LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise noted)
12. TAXATION (CONTINUED)
(b) Income tax (continued)
Components of loss before tax are as follow:

	For the year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
(Loss)/Income from PRC entities	(483,970)	(311,483)	610,813
Loss from overseas entities	(18,085)	(630,412)	(1,622,360)

Total loss before tax	(502,055)	(941,895)	(1,011,547)

Components of income tax expense are as follows:

	For the year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Current income tax expense	—	—	59,527
The following table sets forth a reconciliation between the PRC statutory income tax rate of 25% and the Group’ effective tax rate:

	For the year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
PRC s tatutory income tax rate	25.00%	25.00%	25.00%
Tax rate difference from statutory rate in other jurisdictions (1)	(0.25)%	(15.82)%	(37.89)%
Permanent difference (2)	5.30%	2.22%	1.24%
Effect of preferential tax rates	(10.03)%	(3.36)%	5.15%
Changes in valuation allowance	(19.97)%	(7.89)%	(8.38)%
Others	(0.05)%	(0.15)%	9.00%

Effective tax rate	—	—	(5.88)%

(1)	The tax rate difference was mainly attributed to net loss of the Company, which is located in the Cayman Islands and exempted from income tax.
(2)	The permanent differences are primarily related to additional tax deductions for qualified research and development expenses offset by non-deductible share-based compensation expenses.

KANZHUN LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise noted)
12. TAXATION (CONTINUED)
(c) Deferred tax asset
s
The following table sets forth the significant components of the deferred tax assets:

	For the year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB

Net operating loss carry-forwards	86,628	86,679	70,985
Deductible advertising expenses	87,639	161,842	262,801
Others	1,490	1,511	1,062

Total deferred tax assets	175,757	250,032	334,848
Less: valuation allowance	(175,757)	(250,032)	(334,848)

Total deferred tax assets, net of valuation allowance	—	—	—

As of December 31, 2021, the Group had accumulated tax losses of approximately RMB308.9 million, mainly derived from entities incorporated in the PRC. The tax losses in PRC can be carried forward for five years to offset future taxable profit, and the period is extended to 10 years for entities qualified as HNTE in 2019 and thereafter. The tax losses in Hong Kong can be carried forward with no expiration date. Under the U.S. tax law, majority of the Group’s federal tax losses arose in tax years beginning after December 31, 2017 and can be carried forward indefinitely. California state tax losses can be carried forward for up to 20 years.
The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will be more likely than not realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses and forecasts of future profitability. These assumptions require significant judgment and the forecasts of future taxable income are consistent with the plans and estimates the Group is using to manage the underlying business
. Valuation allowances are established for deferred tax assets based on a more-likely-than-not threshold. The Group’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carry forward periods provided for in the tax law. The Group believes that it is more likely than not that these deferred tax assets will not be utilized in the future. Therefore, the Group has provided full valuation allowances for the deferred tax assets as of December 31, 2019, 2020 and

2021.

Movements of valuation allowance are as follows
:

	For the year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Balance at beginning of the year	75,501	175,757	250,032
Change in valuation allowance	100,256	74,275	84,816

Balance at end of the year	175,757	250,032	334,848

KANZHUN LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise noted)

13. ORDINARY SHARES
As of January 1, 2019, the Company had 1,500,000,000 shares authorized and 110,000,000 shares issued at a par value of $0.0001 per share. 9,920,000 ordinary shares were issued on May 20, 2014 to TECHWOLF LIMITED, controlled by Mr. Peng Zhao, Founder
, Chairman
and CEO of the Group, and these ordinary shares were reserved and held by Mr. Peng Zhao on behalf of the Company solely for the purpose of implementing the Company’s share award plan. The Company accounted for these shares as issued but not outstanding and presented as treasury shares in the Consolidated Balance Sheets and Consolidated Statement of Changes in Shareholders’ (Deficit)/Equity throughout all the periods until July 4, 2019, when the Company cancelled these ordinary shares. The original commercial intent behind the arrangement regarding such 9,920,000 ordinary shares was later reflected in the Company’s share award plan, and the
whose pool of available shares for future grants encompassed such 9,920,000 shares.
As of December 31, 2019, 1,500,000,000 shares had been authorized and 100,080,000 ordinary shares were issued and outstanding.
On February 10, 2020, all issued and outstanding ordinary shares of the Company were re-designated as
Class B ordinary shares, and each Class B ordinary share was entitled to 10 votes. Mr. Peng Zhao, Founder
, Chairman
and CEO of the Group was deemed to beneficially own all of the Company’s issued Class B ordinary shares.
On August 21, 2020, the Company newly issued a total of 4,122,853 Class A ordinary shares to Coatue PE Asia 26 LLC with a total consideration of US$11,431. Meanwhile, TECHWOLF LIMITED sold a total of 3,752,934 Class B ordinary shares (“Transferred Shares”) to Image Frame Investment (HK) Limited, and immediately after the completion of the transfer, the
Company re-designated Transferred
Shares into Class A ordinary shares.
On September 19, 2020, the Company issued 3,657,853 Class A ordinary shares to TWL Fellows Holding Limited for nominal consideration. TWL Fellows Holding Limited, a consolidated VIE of the Company incorporated on January 14, 2020 in the British Virgin Islands, was established as an employee shareholding vehicle (a “Trust”) for the purpose of implementing the Company’s share award plan. Therefore, the Company’s ordinary shares issued to TWL Fellows Holding Limited are presented as treasury shares in the Consolidated Balance Sheets and Consolidated Statement of Changes in Shareholders’ (Deficit)/Equity. Other than holding the Company’s ordinary shares, the Trust does not have any assets.

On November 27, 2020, the Company issued and granted 24,780,971 Class B ordinary shares to TECHWOLF LIMITED
 (
Note 15
)
. On the same day, the voting rights of a total of 121,108,037 Class B ordinary shares was modified and each Class B ordinary share was entitled to 15 votes.
As of December 31, 2020, 1,500,000,000 shares had been authorized; 11,533,640 Class A ordinary shares were issued, out of which 7,875,787 were outstanding, and 121,108,037 Class B ordinary shares were issued and outstanding.
On March 12, 2021, TECHWOLF LIMITED transferred a total of 1,965,361 and 1,876,467 Class B ordinary shares to two new external investors named Index Capital International Limited and Duckling Fund L.P., respectively, and those shares were automatically converted into Class A ordinary shares upon the closing of share transfer between the shareholders.

KANZHUN LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise noted)
13. ORDINARY SHARES (CONTINUED)

In March 2021, the Company repurchased a total of 1,181,339 Class B ordinary shares from TECHWOLF LIMITED at a price of US$5.33 per share. Immediately after the repurchase, those Class B ordinary shares were cancelled. The difference between the purchase price and the fair value of Class B ordinary shares was recorded as additional paid-in
capital in the consolidated financial statements.
In June 2021, the Company
completed
its IPO and 110,400,000 Class A ordinary shares were issued with total net proceeds of RMB6,406,872. Upon the completion of the
I
PO, all of the preferred shares were automatically converted to 551,352,134 Class A ordinary shares.
In June 2021, the Company issued and granted 24,745,531 Class B ordinary shares to TECHWOLF LIMITED
 (
Note 1
5
)
.
As of December 31, 2021, 1,500,000,000
shares had been authorized; 748,953,103 Class A ordinary shares were issued, out of which 727,855,233 Class A ordinary shares were outstanding, and 140,830,401 Class B ordinary shares were issued and outstanding. The treasury shares as of December 31, 2021 represent ordinary shares issued to the depositary bank and reserved for future exercise or vesting of share award plan.
14. CONVERTIBLE REDEEMABLE PREFERRED SHARES
On May 20, 2014, the Company entered into a shares purchase agreement with certain investors, pursuant to which 60,000,000 Convertible Redeemable Series A Preferred Shares (“Series A Preferred Shares”) were issued on May 20, 2014 for an aggregated consideration of US$3,000. The Company incurred issuance costs of US$20 in connection with this offering.
On December 16, 2014, the Company entered into a shares purchase agreement with certain investors, pursuant to which 26,666,667 Convertible Redeemable Series B Preferred Shares (the “Series B Preferred Shares”) were issued on December 16, 2014 for an aggregated consideration of US$4,000. The Company incurred issuance costs of US$41 in connection with the offering of Series B Preferred Shares. Besides, the Company also issued 13,333,333 Series B Preferred Shares to TECHWOLF LIMITED, controlled by Mr. Peng Zhao, the Company’s
F
ounder,
C
hairman and
CEO
, with no consideration received.

On April 8, 2015, the Company entered into a shares purchase agreement with certain investors, pursuant to which 48,000,000 Convertible Redeemable Series C Preferred Shares (the “Series C Preferred Shares”) were issued on April 8, 2015 for an aggregated consideration of US$10,000. The Company incurred issuance costs of US$40 in connection with this offering. Besides, the Company repurchased a total of 13,333,333 Series B Preferred Shares issued to TECHWOLF LIMITED at par value. Those Series B Preferred Shares were sold to one of previous Series B investor on April 8, 2015 at the Series B Preferred Shares issuance price.
On July 7, 2016, the Company entered into a shares purchase agreement with certain investors, pursuant to which 45,319,316 Convertible Redeemable Series
C-1
Preferred Shares (the “Series C Preferred Shares”, “Series
C-1
Preferred Shares
”
or
“
Series C Preferred Shares Tranche I”) were issued on July 7, 2016 for an aggregated consideration of US$12,508. The Company incurred issuance costs of US$86 in connection with this offering of Series
C-1
Preferred Shares Tranche I.
On August 15, 2016, the Company entered into a shares purchase agreement with certain investors, pursuant to which 42,251,744 Convertible Redeemable
Series C-2 Preferred
Shares (the “Series C Preferred Shares”,

KANZHUN LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise noted)
14. CONVERTIBLE REDEEMABLE PREFERRED SHARES (CONTINUED)

“Series
C-2
Preferred Shares” or “Series C Preferred Shares Tranche II”) were issued on August 15, 2016 for an aggregated consideration of US$18,000. The Company incurred issuance costs of US$100 in connection with this offering.
On February 10, 2017, the Company entered into a shares purchase agreement with certain investors, pursuant to which 11,497,073 Convertible Redeemable Series
C-3
Preferred Shares (the “Series C Preferred Shares”, “
Series
C-3
Preferred Shares” or “Series
 C Preferred Shares Tranche III”) were issued on February 10, 2017 for an aggregated consideration of US$6,001. The Company incurred issuance costs of US$32 in connection with this offering.
On November 2, 2017, the Company entered into a shares purchase agreement with certain investors, pursuant to which 60,856,049 Convertible Redeemable Series D Preferred Shares (the “Series D Preferred Shares”) were issued on November 2, 2017 for an aggregated consideration of US$43,394. The Company incurred issuance costs of US$1,132 in connection with this offering.
On December 18, 2018, the Company entered into a shares purchase agreement with certain investors, pursuant to which 83,474,263 Convertible Redeemable Series E Preferred Shares (the “Series E Preferred Shares”) were issued on December 18, 2018 for an aggregated consideration of US$130,000. The Company incurred issuance costs of US$3,376 in connection with this offering.
On March 8, 2019, the Company entered into a shares purchase agreement with certain investors, pursuant to which 32,373,031 Convertible Redeemable Series E+ Preferred Shares (the “Series E Preferred Shares”, “Series
E-1
Preferred
Shares”
 or

“
Series E Preferred Shares Tranche I”) were issued on March 8, 2019 for an aggregated consideration of US$55,000. The Company incurred issuance costs of US$1,982 in connection with this offering.
On July 4, 2019, the Company entered into a shares purchase agreement with certain investors, pursuant to which 28,226,073 Convertible Redeemable Series
E-2
Preferred Shares (the “Series E Preferred Shares”, “Series
E-2
Preferred
Shares”
 or
“
Series E Preferred Shares Tranche II”) were issued on July 4, 2019 for an aggregated consideration of US$50,000. The Company incurred issuance costs of US$1,917 in connection with this offering.
On February 10, 2020, the Company entered into a shares purchase agreement with certain investors, pursuant to which 48,689,976 Convertible Redeemable Series F Preferred Shares (the “Series F Preferred Shares”) were issued on February 10, 2020 for an aggregated consideration of US$150,000. The Company incurred issuance costs of US$1 in connection with this offering.
On November 27, 2020, the Company entered into a shares purchase agreement with certain investors, pursuant to which 50,664,609
Convertible Redeemable Series F+ Preferred Shares (the “Series F Preferred Shares” or “Series F-plus Preferred Shares”) were issued on November 27, 2020 for an aggregated consideration of US$270,000. The Company incurred issuance costs of US$3,080 in connection with this offering.

KANZHUN LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise noted)
14. CONVERTIBLE REDEEMABLE PREFERRED SHARES (CONTINUED)

The Series A, B, C, D, E and F Preferred Shares are collectively referred to as the Preferred Shares. The holders of Preferred Shares are collectively referred to as the Preferred Shareholders. The key terms of the Preferred Shares issued by the Company are as follows:
Conversion rights
Optional conversion
Each Series A, B, C, D, E and F Preferred Share shall be convertible, at the option of the holder thereof, at any time and without the payment of additional consideration by the holder thereof, into such number of Class A ordinary shares as determined by the quotient of the applicable issue price divided by the then effective applicable conversion price with respect to such particular series of Preferred Shares, which shall initially be the applicable issue price for the Series A
,
B, C, D, E and F Preferred Shares, as the case may be, resulting in an initial conversion ratio for the Preferred Shares of 1:1, and shall be subject to adjustment and readjustment from time to time, including but not limited to additional equity securities issuances, share dividends, distributions, subdivisions, redemptions, combinations, or reorganizations, mergers, consolidations, reclassifications, exchanges or substitutions.
Automatic conversion
Each Preferred Share is convertible, at the option of the holder, at any time after the date of issuance of such Preferred Shares according to a conversion ratio, subject to adjustments for dilution, including but not limited to stock splits, stock dividends and capitalization and certain other events. Each Preferred Share is convertible into a number of ordinary shares determined by dividing the applicable original issuance price by the conversion price (initially being 1 to 1 conversion ratio). The conversion price of each Preferred Share is the same as its original issuance price and no adjustments to conversion price have occurred so far.
Each Series A, B, C, D, E and F Preferred Share shall automatically be converted into Class A ordinary shares, at the then applicable preferred share conversion price upon (i) closing of a Qualified Initial Public Offering (“Qualified IPO”), or (ii) the written approval of the holders of a majority of each series of Preferred Shares (calculated and voting separately in their respective single class on an as-converted
basis).
Prior to the Series D Preferred Shares issuance on November 2
, 2017
, a “Qualified IPO” was defined as an initial public offering with gross proceeds no less than US$60 million and capitalization of the Company of no less than US$350 million prior to such initial public offering. Upon the issuance of Series D Preferred Shares, the gross proceeds and market capitalization criteria for a “Qualified IPO” were increased to US$90 million and

US$900 million, respectively. Upon the issuance of Series E Preferred Shares, the gross proceeds and market capitalization criteria for a “Qualified IPO” were increased to US
$100
million and US$2,000 million, respectively. Upon the issuance of Series F Preferred Shares, the gross proceeds and market capitalization criteria for a “Qualified IPO” were increased to US$100 million and US$3,300 million, respectively. Upon the issuance of Series
F-plus
Preferred Shares, the gross proceeds and market capitalization criteria for a “Qualified IPO” were increased to US$300 million and US$5,000 million, respectively.
Voting rights
Each holder of Series A, B, C, D, E and F Preferred Shares is entitled to cast the number of votes equal to the number of Class A ordinary shares such Preferred Shares would be entitled to convert into at the then

KANZHUN LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise noted)
14. CONVERTIBLE REDEEMABLE PREFERRED SHARES (CONTINUED)

effective conversion price. There was a modification to the voting rights of the shares controlled by Mr. Peng Zhao when the Series F and Series
F-plus
Preferred Shares were issued as follows:

•	the voting rights of shares controlled by Mr. Peng Zhao was modified to carry 10 votes in connection with the Series F Preferred Shares financing; and

•	the voting rights of shares controlled by Mr. Peng Zhao was modified to carry 15 votes in connection with the Series F-plus Preferred Shares financing.
Dividend rights
Each Preferred Share shall have the right to receive dividends, on an as-converted
basis, when, as and if declared by the Board. No dividend shall be paid on the ordinary shares at any time unless and until all dividends on the Preferred Shares have been paid in full. No dividends on preferred and ordinary shares have been declared since the issuance date.
Liquidation preference
In the event of any liquidation (unless waived by the majority of Preferred Shareholders) including deemed liquidation, dissolution or winding up of the Company, Preferred Shareholders shall be entitled to receive a per share amount equal to 100% of the original preferred share issuance price of the respective series of Preferred Shares, as adjusted for share dividends, share splits, combinations, recapitalizations or similar events, plus all accrued and declared but unpaid dividends thereon, in the sequence of Series F Preferred Shares, Series E Preferred Shares, Series D Preferred Shares, Series C Preferred Shares, Series B Preferred Shares, and Series A Preferred Shares. After such liquidation amounts have been paid in full, any remaining funds or assets of the Company legally available for distribution to shareholders shall be distributed on a pro rata, pari passu basis among the holders of the Preferred Shares, on an as-converted
basis, together with the holders of the ordinary shares.
Redemption rights
At any time commencing on a date specified in the shareholders’ agreement (the “Redemption Start Date”), holders of majority (more than 50%) of the then outstanding Series A, B, C, D, E, and F Preferred Shares may request a redemption of the Preferred Shares of such series. On receipt of a redemption request from the holders, the Company shall redeem all or part, as requested, of the outstanding Preferred Shares of such series.

The Redemption Start Date of Preferred Shares have been amended for a number of times historically. If any holder of any series of Preferred Shares exercises its redemption right, any holder of other series of Preferred Shares shall have the right to exercise the redemption of its series at the same time.
The redemption prices have been modified historically. Prior to the issuance of Series F Preferred Shares, the price at which each Preferred Share shall be redeemed shall equal to the original Preferred Shares issue price for such series plus 10% compound interest per annum (calculated from the issuance dates of the respective series of Preferred Shares), and declared but unpaid dividends. Upon the issuance of Series F Preferred Shares, the price at which each Preferred Share shall be redeemed shall equal to the original Preferred Shares issue price for such series plus 8% simple interest per annum (calculated from the issuance dates of the respective series of Preferred Shares), and declared but unpaid dividends.

KANZHUN LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise noted)
14. CONVERTIBLE REDEEMABLE PREFERRED SHARES (CONTINUED)

If on the redemption date triggered by the occurrence of any redemption event, the Company’s assets or funds which are legally available are insufficient to pay in full the aggregate redemption price for Preferred Shares requested to be redeemed, upon the request of a redeeming shareholder, the Company shall execute and deliver a two-year
note, bearing an interest of ten percent (10%) per annum and with repayment of the principal and interest to be made on a monthly basis over a period of twenty-four (24) months. Preferred Shares subject to redemption with respect to which the Company has become obligated to pay the redemption price but which it has not paid in full shall continue to have all the rights and privileges which such Preferred Shareholders had prior to such date, until the redemption price has been paid in full with respect to such Preferred Shares.
Conversion upon IPO
In June 2021, upon the completion of IPO, all
 of
the Preferred Shares were automatically converted to 551,352,134 Class A ordinary shares based on the aforementioned conversion price
.
Accounting for preferred shares
The Company classified the Preferred Shares in the mezzanine section of the Consolidated Balance Sheets because they were redeemable at the holders’ option any time after a certain date and were contingently redeemable upon the occurrence of certain liquidation event outside of the Company’s control. The Preferred Shares are recorded initially at fair value, net of issuance costs.
The Company records accretion on the Preferred Shares, where applicable, to the redemption value from the issuance dates to the earliest redemption dates. The accretion, calculated using the effective interest method, is recorded against retained earnings, or in the absence of retained earnings, by charging against additional paid-in
capital. Once additional
paid-in
capital has been exhausted, additional charges are recorded by increasing the accumulated deficit. The accretion of Preferred Shares was RMB232,319 (US$33,529), RMB283,981 (US$41,546) and RMB164,065 (US$25,284) for the years ended December 31, 2019, 2020 and 2021, respectively.
The Company has determined that, under the whole instrument approach, host contract of the Preferred Shares is more akin to a debt host, given the Preferred Shares holders have potential creditors’ right in the event of insufficient fund upon redemption, along with other debt-like features in the terms of the Preferred Shares, including the redemption rights. However, the Company determined that the embedded feature, including conversion feature, do not require bifurcation as they either are clearly and closely related to the host or do not meet definition of a derivative.
The Company has determined that there was no beneficial conversion feature attributable to all preferred shares because the initial effective conversion prices of these preferred shares were higher than the fair value of the Company’s ordinary shares determined by the Company with the assistance from an independent third-party appraiser.
Modification of preferred shares
The Company assesses whether an amendment to the terms of its convertible redeemable preferred shares is an extinguishment or a modification based on a qualitative evaluation of the amendment. If the amendment adds, removes, significantly changes to a substantive contractual term or to the nature of the overall instrument, the

KANZHUN LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise noted)
14. CONVERTIBLE REDEEMABLE PREFERRED SHARES (CONTINUED)

amendment results in an extinguishment of the preferred shares. The Company also assess if the change in terms results in value transfer between Preferred Shareholders or between Preferred Shareholders and ordinary shareholders.
When convertible redeemable preferred shares are extinguished, the difference between the fair value of the consideration transferred to the convertible redeemable Preferred Shareholders and the carrying amount of such preferred shares (net of issuance costs) is treated as a deemed dividend to the Preferred Shareholders. When convertible redeemable preferred shares are modified and such modification results in value transfer between Preferred Shareholders and ordinary shareholders, the change in fair value resulted from the amendment is treated as a deemed dividend to or from the Preferred Shareholders.
Preferred
s
hares modification were mainly included below:

•
Starting from the issuance of Series C Preferred Shares, optional redemption date of each pre-existing
preferred shares was modified and extended to the fifth anniversary of each newly issued series of Preferred Shares applicable closing date; and

•
On February 10, 2020, the Redemption Start Date of Series A, B, C, D, and E Preferred Shares was extended from July 5, 2024 to February 10, 2025, which is to be in line with the optional redemption date of Series F Preferred Shares. In the meanwhile, redemption price interest rate was lowered from 10% compound interest per annum to 8% simple interest per annum commencing from Series F Preferred Shares original issuance date and ending on the date of redemption.

From both quantitative and qualitative perspectives, the Company assessed the impact of these modifications and concluded that they represent a modification rather than extinguishment of pre-existing
preferred shares, and the impact of the modification is immaterial.

F-
3
8

KANZHUN LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise noted)
14. CONVERTIBLE REDEEMABLE PREFERRED SHARES (CONTINUED)

The Company’s convertible redeemable preferred shares activities for the years ended December 31, 2019, 2020 and 2021 are summarized below:

	Series A Preferred Shares		Series B Preferred Shares		Series C Preferred Shares		Series D Preferred Shares		Series E Preferred Shares		Series F Preferred Shares		Total
	Number of shares	Amount (RMB)	Number of shares	Amount (RMB)	Number of shares	Amount (RMB)	Number of shares	Amount (RMB)	Number of shares	Amount (RMB)	Number of shares	Amount (RMB)	Number of shares	Amount (RMB)
Balance as of January 1, 2019	60,000,000	30,144	40,000,000	56,554	147,068,133	400,950	60,856,049	317,533	83,474,263	874,107	—	—	391,398,445	1,679,288
Issuance of Series E Preferred Shares Tranche I and II, net of issuance cost	—	—	—	—	—	—	—	—	60,599,104	691,894	—	—	60,599,104	691,894
Accretion on convertible redeemable preferred shares to redemption value	—	3,290	—	6,231	—	42,417	—	35,053	—	145,328	—	—	—	232,319

Balance as of December 31, 2019	60,000,000	33,434	40,000,000	62,785	147,068,133	443,367	60,856,049	352,586	144,073,367	1,711,329	—	—	451,997,549	2,603,501

Issuance of Series F Preferred Shares, net of issuance cost	—	—	—	—	—	—	—	—	—	—	99,354,585	2,803,114	99,354,585	2,803,114
Accretion on convertible redeemable preferred shares to redemption value	—	2,743	—	5,191	—	35,198	—	28,196	—	133,704	—	78,949	—	283,981

Balance as of December 31, 2020	60,000,000	36,177	40,000,000	67,976	147,068,133	478,565	60,856,049	380,782	144,073,367	1,845,033	99,354,585	2,882,063	551,352,134	5,690,596

Accretion on convertible redeemable preferred shares to redemption value	—	1,057	—	2,006	—	13,580	—	10,823	—	51,072	—	85,527	—	164,065
Conversion of preferred shares to ordinary shares	(60,000,000)	(37,234)	(40,000,000)	(69,982)	(147,068,133)	(492,145)	(60,856,049)	(391,605)	(144,073,367)	(1,896,105)	(99,354,585)	(2,967,590)	(551,352,134)	(5,854,661)

Balance as of December 31, 2021	—	—	—	—	—	—	—	—	—	—	—	—	—	—

F-
39

KANZHUN LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise noted)

15. SHARE-BASED COMPENSATION

(a) Share options
Since 2014, the Company has granted options to certain directors, executive officers and employees. The maximum aggregate number of ordinary shares that are authorized to be issued under the Company’s share award plans is 145,696,410 as of December 31, 2021. The share options have a contractual term of ten years.
Share options granted contained service conditions. With respect to the service conditions, there are 3 types of vesting schedule, which are: (i) 25% of the share options shall become vested on each anniversary of the vesting commencement date for 4 years thereafter; (ii) 50% of the share options shall become vested on each anniversary of the vesting commencement date for 2 years thereafter; (iii) immediately vested upon grant.
For share options contained service conditions only, those awards are measured at the grant date fair value and recognized as expenses over the requisite service period, which is the vesting period. For certain options granted to employees, even though the service condition might have been satisfied, employees are required to provide continued service through the occurrence of an IPO or change of control (“Trigger Event”). Given the vesting of these share options granted is contingent upon the occurrence of Trigger Event, no share-based compensation expenses were recognized for these share options until the completion of the IPO in June 2021, when cumulative share-based compensation expenses for the awards that have satisfied the service condition were recorded.
The following table sets forth the activities of share options for the years ended December 31, 2019, 2020 and 2021:

	Number of options	Weighted average exercise price	Weighted average remaining contractual life	Aggregate intrinsic value	Weighted average grant–date fair value
		US$	In Years	US$	US$
Outstanding as of January 1, 2019	67,784,739	0.50	7.64	22,714	0.12
Granted	25,679,294	1.45
Forfeited	(7,242,312)	0.84

Outstanding as of December 31, 2019	86,221,721	0.76	7.22	65,994	0.27

Granted	26,509,592	2.42
Forfeited	(5,597,960)	1.00

Outstanding as of December 31, 2020	107,133,353	1.16	6.84	226,639	0.64

Granted	32,710,153	4.14
Exercised	(54,385,484)	0.55
Forfeited	(2,982,054)	1.98

Outstanding as of December 31, 2021	82,475,968	2.71	8.05	1,214,916	2.82

Vested and expected to vest as of December 31, 2021	82,475,968	2.71	8.05	1,214,916	2.82
Exercisable as of December 31, 2021	22,421,874	1.27	6.70	362,469	0.86
The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the estimated fair value of the underlying stock at each reporting date.

F-4
0

KANZHUN LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise noted)
15. SHARE-BASED COMPENSATION (CONTINUED)
(a) Share options (continued)

As of December 31, 2021, there were US$177,224 of unrecognized compensation expenses related to share options, which are expected to be recognized over a weighted-average period of 3.19 years and may be adjusted for future forfeitures.

The Company uses binomial option-pricing model to determine the fair value of the share options as of the grant dates. Key assumptions (or ranges thereof) are set as below:

	For the year ended December 31,
	2019	2020	2021
Fair value of ordinary shares on the date of option grant (US$)	1.01 - 1.52	1.84 - 3.27	6.78 - 18.09
Risk-free interest rate (1)	1.80% -2.76%	0.82% - 1.70%	1.6% - 2.0%
Expected term (in years)	10	10	10
Expected dividend yield (2)	0%	0%	0%
Expected volatility (3)	56.1% - 57.8%	56.5% -59.0%	58.8% - 59.8%
Expected early exercise multiple	2.2x-2.8x	2.2x-2.8x	2.2x-2.8x

(1)
The risk-free interest rate of periods within the contractual life of the share option is based on the market yield of U.S. Treasury Strips with a maturity life equal to the expected life to expiration.

(2)	The Company has no history or expectation of paying dividends on its ordinary shares.
(3)	Expected volatility is estimated based on the average of historical volatilities of the comparable companies in the same industry as at the valuation dates.
(b) RSUs
After the completion of the Company’s IPO in June 2021, the Company started to grant RSUs to employees. One RSU represents a right relating to one Class A ordinary share of the Group. The RSUs were granted only with service conditions and shall vest over a period of four years with 25% vesting on each anniversary of the vesting commencement date. The fair value of the RSUs is estimated based on the fair market value of the underlying ordinary share of the Company on the grant date.
The following table summarizes activities of the Company’s RSUs granted to employees:

	Number of RSUs	Weighted average grant-date fair value
		US$
Outstanding as of January 1, 2021	—	—
Granted	3,521,118

Outstanding as of December 31, 2021	3,521,118	19.05

As of December 31, 2021, there were US$65,995 of unrecognized compensation expenses related to RSUs, which are expected to be recognized over a weighted-average period of 3.86 years and may be adjusted for future forfeitures.

F-4
1

KANZHUN LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise noted)
15. SHARE-BASED COMPENSATION (CONTINUED)

(c) Share-based compensation expenses by function
The following table sets forth the amount
s
of share-based compensation expenses included in each of the relevant financial statement line items:

	For the year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Cost of revenues	944	1,920	31,467
Sales and marketing expenses	8,443	21,473	73,733
Research and development expenses	13,595	30,883	137,820
General and administrative expenses *	11,268	602,960	1,680,626

Total	34,250	657,236	1,923,646

*
In November 2020 and June 2021, the Company
granted
24,780,971 and 24,745,531 Class B ordinary shares to TECHWOLF LIMITED
, and recorded
RMB533.1 million and RMB1,506.4 million

of share-based compensation expenses in general and administrative expenses for the years ended December 31, 2020 and 2021, respectively (Note 13).

16. BASIC AND DILUTED NET LOSS PER SHARE
The computation of basic and diluted
 net
loss per share for the years ended December 31, 2019, 2020 and 2021 is as follows:

	For the year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Numerator
Net loss	(502,055)	(941,895)	(1,071,074)
Accretion on convertible redeemable preferred shares to redemption value	(232,319)	(283,981)	(164,065)

Net loss attributable to ordinary shareholders	(734,374)	(1,225,876)	(1,235,139)

Denominator
Weighted average number of ordinary shares used in computing net loss per share
—Basic and diluted	107,114,306	111,172,986	529,343,027
Net loss per share attributable to ordinary shareholders
—Basic and diluted	(6.86)	(11.03)	(2.33)

F-4
2

KANZHUN LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise noted)
16. BASIC AND DILUTED NET LOSS PER SHARE (CONTINUED)

As the Group incurred loss for the years ended December 31, 2019, 2020 and 2021, the ordinary share equivalents, including preferred shares, share options and RSUs granted, were anti-dilutive and excluded from the computation of diluted net loss per share. The weighted average numbers of these ordinary share equivalents for the periods presented were as follows:

	For the year ended December 31,
	2019	2020	2021
P referred shares	431,914,761	500,211,192	251,440,808
Share options and RSUs	38,394,825	60,853,313	78,376,179
17. COMMITMENTS AND CONTINGENCIES
Commitments
The Group engaged third parties for promoting its brand image through various advertising channels. The amount of advertising commitments relates to the committed advertising services that have not been delivered and paid. As of December 31, 2021, future minimum advertising commitments under non-cancelable
agreements are RMB132.1 million.
Contingencies
The Group and certain of the officers and directors have been named as defendants in a putative securities class action filed on July 12, 2021. The action alleges that the Group made false and misleading statements regarding the business, operations and compliance policies in violation of the Sections 10(b) and 20(a) of the U.S. Securities Exchange Act of 1934, and Rule 10b-5 promulgated thereunder. The case remains in its preliminary stage and the Group is unable to predict the outcome of the case, or reasonably estimate a range of possible loss, if any, given the current status of the case. The Group records a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Group reviews the need for any such liability on a regular basis. The Group has not recorded material liabilities in this regard as of December 31, 2021.
18. FAIR VALUE MEASUREMENTS
As of December 31, 2020 and 2021, information about inputs into the fair value measurement of the Group’s assets that are measured or disclosed at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

		Fair value measurement at reporting date using
Description	Fair value	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
	RMB	RMB	RMB	RMB
As of December 31, 2020:
Short-term investments	536,401	—	536,401	—

As of December 31, 2021:
Short-term investments	884,996	—	884,996	—

F-4
3

KANZHUN LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise noted)
18. FAIR VALUE MEASUREMENTS (CONTINUED)

When available, the Group uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Group will measure fair value using valuation techniques that use, when possible, current market-based or independently sourced market parameters, such as interest rates and currency rates. For short-term investments, which consists of wealth management products, the Group refers to the quoted rate of return provided by financial institutions at the end of each period using the discounted cash flow method. The Group classifies the valuation techniques as Level 2 of fair value measurement.
19. RESTRICTED NET ASSETS
In accordance with the laws applicable to foreign investment enterprises established in the PRC, the Group’s subsidiaries registered as wholly-owned foreign enterprises must make appropriations from after-tax profits (as determined under PRC GAAP) to reserve funds including general reserve fund, enterprise expansion fund and staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after-tax profits until such reserve fund has reached 50% of the enterprise’s registered capital. The
a
ppropriation to enterprise expansion fund and staff bonus and welfare fund is at the discretion of the respective company. Additionally, in accordance with the PRC Company Law, the Group’s consolidated VIE and VIE’s subsidiaries must make appropriations from after-tax profits (as determined under the PRC GAAP) to statutory surplus fund and discretionary surplus fund. The appropriation to the statutory surplus fund is at least 10% of the after-tax profits until such reserve fund has reached 50% of the company’s registered capital. The appropriation to discretionary surplus fund is at the discretion of the respective company. The aforementioned reserved funds can only be used for specific purposes and are not distributable as cash dividends.
As a result of these PRC laws and regulations that require annual appropriations of 10% of net after-tax
profits to be set aside prior to payment of dividends as general reserve fund or statutory surplus fund, the Company’s subsidiaries, the consolidated VIE and VIE’s subsidiaries incorporated in PRC are restricted in their ability to transfer a portion of their net assets to the Company.
Amounts restricted include paid-in capital and statutory reserve funds, totaling approximately RMB918.3 million, or 8.6% of the Group’s total consolidated net assets as of December 31, 2021. Therefore, the Company performed a test on the restricted net assets of consolidated subsidiaries and the VIE in accordance with Securities and Exchange Commission Regulation S-X Rules 4- 08 (e) (3), “General Notes to Financial Statements”, and concluded that it was not applicable for the Company to disclose the financial statements of the parent company for the year ended December 31, 2021.
20. SUBSEQUENT EVENT
In March 2022, the Company’s Board of Directors authorized a share repurchase program under which the Company may repurchase up to US$150 million of its American depositary shares over the following 12 months. The share repurchases may be made in the open market, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations.