Form 20-F
period 2022-12-31
Kanzhun Ltd
filed 2023-04-27
CIK 1842827

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from                  to

Commission file number:001-40460

KANZHUN LIMITED

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

18/F, GrandyVic Building

Taiyanggong Middle Road

Chaoyang District, Beijing 100020

People’s Republic of China

(Address of principal executive offices)

Yu Zhang, Chief Financial Officer

Telephone: +86 10-8462-8340

Email: ir@kanzhun.com

18/F, GrandyVic Building

Taiyanggong Middle Road

Chaoyang District, Beijing 100020

People’s Republic of China

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American depositary shares (each ADS represents two of our Class A ordinary shares, par value US$0.0001 per share)	BZ	Nasdaq Global Select Market
Class A ordinary shares, par value US$0.0001 per share*		Nasdaq Global Select Market
Class A ordinary shares, par value US$0.0001 per share	2076	The Stock Exchange of Hong Kong Limited
*☐	Not for trading, but only in connection with the listing on the Nasdaq Global Select Market of American depositary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

724,582,975 Class A ordinary shares and 140,830,401 Class B ordinary shares, par value US$0.0001 per share, are outstanding as of December 31, 2022.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☒  Yes    ☐  No

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

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐	Emerging growth company ☐

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive- based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report only:

●	“ADRs” are to the American depositary receipts that may evidence the ADSs;
●	“ADSs” are to the American depositary shares, each of which represents two Class A ordinary shares;
●	“AI” are to artificial intelligence;
●	“blue-collar workers” are to people who perform manual or service-related work in the secondary sectors such as manufacturing and construction industry and the tertiary sector such as accommodation and catering industry, and local life service industry;
●	“Boss” are to executives or middle-level managers of large enterprises and SME and micro business owners;
●	“BVI” are to the British Virgin Islands;
●	“Class A ordinary shares” are to our Class A ordinary shares, par value US$0.0001 per share;
●	“Class B ordinary shares” are to our Class B ordinary shares, par value US$0.0001 per share;
●	“DAU” are to the number of verified user accounts, including both job seekers and enterprise users, that logged on to our BOSS Zhipin mobile app in a given day at least once;
●	“enterprise users” are to Bosses and recruiting professionals;
●	“gold-collar workers” are to people who perform professional, desk, managerial, or administrative work with an annual salary above RMB250,000;
●	“Hong Kong Listing Rules” refers to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended, supplemented or otherwise modified from time to time;
●	“Hong Kong Stock Exchange” refers to the Stock Exchange of Hong Kong Limited;
●	“Kanzhun,” “we,” “us,” “our company” and “our” are to KANZHUN LIMITED, our Cayman Islands holding company and its subsidiaries, and in the context of describing our operations and consolidated financial information, the VIE in mainland China, including but not limited to Beijing Huapin Borui Network Technology Co., Ltd.;
●	“key accounts” are to paid enterprise customers who contributed RMB50,000 or more of revenues to us in a twelve-month period ended on the end of a given period;
●	“Main Board” refers to the stock market (excluding the option market) operated by the Hong Kong Stock Exchange, which is independent from and operated in parallel with the Growth Enterprise Market of the Hong Kong Stock Exchange;
●	“MAU” are to the number of verified user accounts, including both job seekers and enterprise users, that logged on to our BOSS Zhipin mobile app in a given month at least once;
●	“mid-sized accounts” are to paid enterprise customers who contributed between RMB5,000 and RMB50,000 of revenues to us a twelve-month period ended on the end of a given period;
●	“our WFOE” are to Beijing Glorywolf Co., Ltd.;
●	“online recruitment platform” are to our mobile applications, mini programs and websites;

●	“paid enterprise customers” in a given period are to enterprise users and company accounts from which we recognize revenues for our online recruitment services in that period;
●	“RMB” and “Renminbi” are to the legal currency of mainland China;
●	“shares” or “ordinary shares” are to our Class A and Class B ordinary shares, par value US$0.0001 per share;
●	“SMEs” are to small and medium-sized enterprises;
●	“US$,” “U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States;
●	“white-collar workers” are to people who perform professional, desk, managerial, or administrative work with an annual salary equal or below RMB250,000; and
●	“VIE” are to variable interest entity, and “the VIE” are to Beijing Huapin Borui Network Technology Co., Ltd.

Our reporting currency is the Renminbi. This annual report also contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations of Renminbi into U.S. dollars were made at RMB6.8972 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 30, 2022. We make no representation that the Renminbi or U.S. dollars amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

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

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

●	our mission, goals and strategies;
●	our future business development, financial condition and results of operations;
●	the expected growth of the online recruitment service industry in China;
●	our expectations regarding the prospects of our business model and demand for and market acceptance of our services;
●	our expectations regarding maintaining and strengthening our relationships with users, business partners and other stakeholders;
●	competition in our industry;
●	relevant government policies and regulations relating to our industry;
●	general economic and business conditions globally and in China;
●	assumptions underlying or related to any of the foregoing;
●	the outcome of any current and future litigation or legal or administrative proceedings; and
●	other factors described under “Item 3. Key Information—D. Risk Factors.”

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

PART I

Item 1.Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.Offer Statistics and Expected Timetable

Not applicable.

Item 3.Key Information

Our Holding Company Structure and Contractual Arrangements with the VIE

KANZHUN LIMITED is not a Chinese operating company, but rather a Cayman Islands holding company with no equity ownership in the VIE. Our Cayman Islands holding company does not conduct business operations directly. We conduct our operations in mainland China through (i) our subsidiaries incorporated in mainland China, or mainland China subsidiaries, and (ii) the VIE with which we have maintained contractual arrangements and its subsidiaries in mainland China. Laws and regulations of mainland China impose certain restrictions or prohibitions on foreign ownership of companies that engage in certain value-added telecommunication services, internet audio-video program services, radio and television program services and certain other businesses. Accordingly, we operate these businesses in mainland China through the VIE and its subsidiaries, and rely on contractual arrangements among our mainland China subsidiaries, the VIE and its nominee shareholders to direct the activities of the VIE. The VIE is consolidated for accounting purposes, but are not entities in which our Cayman Islands holding company, or our investors, own equity. Substantially all of our revenues for the years ended December 31, 2020, 2021 and 2022 were contributed by the VIE. As used in this annual report, “we,” “us,” “our company,” “our,” or “Kanzhun” refers to KANZHUN LIMITED, its subsidiaries, and, in the context of describing our operations and consolidated financial information, the VIE in mainland China, Beijing Huapin Borui Network Technology Co., Ltd. Investors in our ADSs are not purchasing equity interest in the VIE in mainland China, but instead are purchasing equity interest in a holding company incorporated in the Cayman Islands.

A series of contractual agreements, including exclusive technology and service co-operation agreement, the equity pledge agreement, the exclusive purchase option agreement, spousal consent and power of attorney, have been entered into by and among our WFOE, the VIE and its respective shareholders. These contractual arrangements enable us to:

●	receive substantially all of the economic benefits that could potentially be significant to the VIE in consideration for the services provided by our subsidiaries;
●	direct the activities of the VIE;
●	receive the pledge right over the equity interests in the VIE as the pledgee; and
●	hold an exclusive option to purchase all or part of the equity interests in the VIE when and to the extent permitted by laws in mainland China.

Despite the lack of legal majority ownership, our Cayman Island holding company is considered the primary beneficiary of the VIE and consolidates the VIE and its subsidiaries as required by Accounting Standards Codification topic 810, Consolidation. Accordingly, we treat the VIE as our consolidated entities under U.S. GAAP and we consolidate the financial results of the VIE in our consolidated financial statements in accordance with U.S. GAAP. For more details of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the VIE and Its Shareholders.”

However, the contractual arrangements may not be as effective as direct ownership in providing us with control over the VIE and we may incur substantial costs to enforce the terms of the arrangements. Uncertainties in the PRC legal system may limit our ability, as a Cayman Islands holding company, to enforce these contractual arrangements. Meanwhile, there are very few precedents as to whether contractual arrangements would be judged to direct the activities of the relevant VIE through the contractual arrangements, or how contractual arrangements in the context of a VIE should be interpreted or enforced by the courts of mainland China. Should legal actions become necessary, we cannot guarantee that the court will rule in favor of the enforceability of the VIE contractual arrangements. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to direct the activities of the VIE, and our ability to conduct our business may be materially adversely affected. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—The contractual arrangements with the VIE and its shareholders may not be as effective as direct ownership in providing operational control.”

There are also substantial uncertainties regarding the interpretation and application of current and future laws of mainland China, regulations and rules regarding the status of the rights of our Cayman Islands holding company with respect to its contractual arrangements with the VIE and its nominee shareholders. It is uncertain whether any new laws or regulations of mainland China relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or the VIE is found to be in violation of any existing or future laws or regulations of mainland China, or fail to obtain or maintain any of the required permits, approvals, or filings, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. If the PRC government deems that our contractual arrangements with the VIE do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our Cayman Islands holding company, our mainland China subsidiaries and the VIE, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIE and, consequently, significantly affect the financial performance of the VIE and our company as a whole. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure— If the PRC government finds that the agreements that establish the structure for operating some of our operations in China do not comply with laws and regulations of mainland China relating to the relevant industries, or if these laws and regulations or the interpretation of existing laws and regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” and “—Our current corporate structure and business operations may be substantially affected by the newly enacted Foreign Investment Law.”

We face various risks and uncertainties related to doing business in China. Our business operations are primarily conducted in mainland China, and we are subject to complex and evolving laws and regulations of mainland China. For example, we face risks associated with regulatory approvals on overseas offerings conducted by and foreign investment in China-based issuers, the use of the VIE, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy. For a detailed description of risks related to doing business in China, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China.”

PRC government’s authority in regulating our operations and its oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations in this nature may cause the value of such securities to significantly decline or become worthless. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The PRC government’s oversight and discretion over our business operations could result in a material adverse change in our operations and the value of our Class A ordinary shares and/or ADSs.”

Risks and uncertainties arising from the PRC legal system, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in China, could result in a material adverse change in our operations and the value of our securities. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

Permissions Required from the PRC Authorities for Our Operations

We conduct our business primarily through our subsidiaries and the VIE in China. Our operations in China are governed by laws and regulations of mainland China. As of the date of this annual report, our mainland China subsidiaries, the VIE and its subsidiaries have obtained the requisite licenses and permits from the PRC government authorities that are material for the business operations of our holding company, the VIE in mainland China, including, among others, the Value-added Telecommunications Business Operation License for information services via internet, or ICP License, Human Resource Services License, and other relevant permits required for operating our business. We are required to but have not obtained the Audio-Visual License for providing internet audio-visual program services through our online recruitment platform, including certain live streaming recruitment services, short videos relating to job hunting and recruitment, in-app streaming interview and career development related video courses. We do not consider such services to be material to our business and the revenues generated through the provision of such services account for an insignificant portion of our total revenues. We are not eligible to apply for an Audio-Visual License under the current regulatory regime, because we are not a wholly state-owned or state-controlled entity as required for this license under laws of mainland China. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Any lack of or failure to maintain requisite approvals, licenses or permits applicable to our business may have a material and adverse impact on our business, financial condition and results of operations, and compliance with applicable laws or regulations may require us to obtain additional approvals or licenses or change our business model.” Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future.

Furthermore, the PRC government has promulgated regulations and rules in recent years to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. Accordingly, there have been certain new or draft laws, regulations in relation to cybersecurity and data privacy, offerings conducted overseas by, and foreign investment in, China-based issuers (the “New Regulations”). For more detailed information, see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Overseas Listing.” and “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Information Security and Censorship.” According to the New Regulations, if enacted as currently proposed as applicable to such new or draft laws, regulations, we may be required to fulfill filing, reporting procedures and obtain approval from the China Securities Regulatory Commission, or the CSRC, in connection with follow-on offering and other equivalent overseas offing activities in an overseas market, and may be required to go through cybersecurity review by the Cyberspace Administration of China, or the CAC, in respect of our data processing activities. If the New Regulations are enacted as currently proposed and we fail to obtain the relevant approval or complete other filing procedures thereof, for any future overseas offering or listing, we may face sanctions by the CSRC or other PRC regulatory authorities, which may include fines and penalties on our operations in mainland China, limitations on our operating privileges in mainland China, restrictions on or prohibition of the payments or remittance of dividends by our subsidiaries in mainland China, restrictions on or delays to our future financing transactions offshore, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China— The approval of or filing and reporting with the CSRC or other PRC government authorities may be required in connection with our overseas offerings under laws of mainland China, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing and reporting procedures” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Our business is subject to the complex and evolving laws and regulations in mainland China. Many of these laws and regulations are subject to change and uncertain interpretation, and could result in claims, changes to our business practices, monetary penalties, increased cost of operations, or declines in user growth or engagement, or otherwise harm our business.”

Pursuant to an announcement posted by the CAC on July 5, 2021 relating to the cybersecurity review, our BOSS Zhipin app was required to suspend new user registration to cooperate with the cybersecurity review and prevent the expansion of risks. As approved by the Cybersecurity Review Office of the CAC, we have recommenced new user registration on our BOSS Zhipin app, effective from June 29, 2022. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Our business is subject to complex and evolving laws and regulations of mainland China. Any failure or perceived failure to comply with these laws and regulations could result in claims, changes to our business practices, negative publicity, legal proceedings, increased cost of operations, or declines in user growth or engagement, or otherwise harm our business.”

The Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act, or the HFCAA, if the Securities and Exchange Commission, or the SEC, determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the Public Company Accounting Oversight Board, or the PCAOB, for two consecutive years, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. See “Item 3. Key Information—Risk Factors—Risks Related to Doing Business in China—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections.” and “Item 3. Key Information—Risk Factors—Risks Related to Doing Business in China—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Cash and Asset Flows through Our Organization

KANZHUN LIMITED transfers cash to its wholly-owned Hong Kong subsidiary, by making capital contributions or providing loans, and the Hong Kong subsidiary transfer cash to the subsidiaries in mainland China by making capital contributions or providing loans to them. Because KANZHUN LIMITED and its subsidiary direct the activities of the VIE through contractual arrangements, they are not able to make direct capital contributions to the VIE and its subsidiaries. However, they may transfer cash to the VIE by loans or by making payment to the VIE for inter-group transactions.

For the years ended December 31, 2020, 2021 and 2022, KANZHUN LIMITED provided capital contributions of RMB25.5 million, RMB74.1 million and RMB39.4 million (US$5.7 million), respectively, to its subsidiaries; and the Hong Kong subsidiary provided capital contributions of RMB416.3 million, RMB38.8 million and RMB19.7 million (US$2.9 million), respectively, to its subsidiaries in mainland China. For the years ended December 31, 2020, 2021 and 2022, KANZHUN LIMITED provided loan financing of RMB411.0 million, RMB16.5 million and RMB633.5 million (US$91.8 million), respectively, to its subsidiaries; and the WFOE provided loan financing of RMB260.5 million, nil and nil to the VIE, respectively. For the years ended December 31, 2020, 2021 and 2022, the VIE repaid loan financing of nil, RMB335.0 million and RMB35.1 million (US$5.1 million), respectively, to the WFOE and the Hong Kong subsidiary; and the WFOE repaid loan financing of nil, RMB16.0 million and nil, respectively, to the Hong Kong subsidiary.

The VIE may also transfer cash to our WFOE by paying service fees according to the exclusive technology and service co-operation agreement between our WFOE and the VIE. Since the VIE’s accumulated deficit had not yet been fully recovered as of December 31, 2020, 2021 and 2022, our WFOE agreed not to charge any service fees from the VIE. As a result, no payments were made by the VIE under this agreement. If there is any amount payable to our WFOE under the exclusive technology and service co-operation agreement in the future, we intend to settle it accordingly.

For the years ended December 31, 2020, 2021 and 2022, no assets other than cash were transferred through our organization.

For the years ended December 31, 2020, 2021 and 2022, no dividends or distributions were made to KANZHUN LIMITED by our subsidiaries. Under laws and regulations of mainland China, our mainland China subsidiaries and the VIE are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by the State Administration of Foreign Exchange, or the SAFE. The amounts restricted include the paid-in capital and the statutory reserve funds of our mainland China subsidiaries and the VIE, totaling RMB938.0 million (US$136.0 million) as of December 31, 2022. Furthermore, cash transfers from our mainland China subsidiaries to entities outside of mainland China are subject to PRC government control of currency conversion. Shortages in the availability of foreign currency may temporarily delay the ability of our mainland China subsidiaries and the VIE to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. For risks relating to the fund flows of our operations in mainland China, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We may rely on dividends and other distributions on equity paid by our mainland China subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our mainland China subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.”

KANZHUN LIMITED has not declared or paid any cash dividends in the past. Our board of directors may declare, and our company may pay, dividends after taking into account the results of operations, financial condition, cash flow, operating and capital expenditure requirements, future business development strategies and estimates and other factors as they may deem relevant. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.” For the Cayman Islands, PRC and U.S. federal income tax considerations applicable to an investment in our ADSs or Class A ordinary shares, see “Item 10. Additional Information—E. Taxation.”

For purposes of illustration, the following discussion reflects the hypothetical taxes that might be required to be paid within mainland China, assuming that: (i) we have taxable earnings, and (ii) we determine to pay a dividend in the future:

Tax calculation(1)
Hypothetical pre-tax earnings(2)	100.0%
Tax on earnings at statutory rate of 25%(3)	(25.0)%
Net earnings available for distribution	75.0%
Withholding tax at standard rate of 10%(4)	(7.5)%
Net distribution to Parent/Shareholders	67.5%

Notes:

(1)	For purposes of this example, the tax calculation has been simplified.
(2)	The hypothetical pre-tax earnings are assumed to equal taxable income in mainland China, without considering timing differences. Under the terms of contractual agreements with the VIE, our WFOE may charge the VIE for services provided to the VIE. These service fees shall be recognized as expenses of the VIE, with a corresponding amount recorded as service income by our WFOE and eliminated in consolidation. For income tax purposes, our WFOE and the VIE file income tax returns on a separate company basis and the above service fees are tax neutral.
(3)	The VIE qualifies for a 15% preferential income tax rate in mainland China. However, such rate is subject to qualification, is temporary in nature, and may not be available in a future period when distributions are paid. For purposes of this hypothetical example, the table above reflects a maximum tax scenario under which the full statutory rate would be effective.
(4)	The PRC Enterprise Income Tax Law imposes a withholding income tax of 10% on dividends distributed by a foreign invested enterprise, or FIE, to its immediate holding company outside of mainland China. A lower withholding income tax rate of 5% is applied if the FIE’s immediate holding company is registered in Hong Kong or other jurisdictions that have a tax treaty arrangement with mainland China, subject to a qualification review at the time of the distribution. For purposes of this hypothetical example, the table above assumes a maximum tax scenario under which the full withholding tax would be applied.

The table above has been prepared under the assumption that all profits of the VIE will be distributed as fees to our WFOE under tax neutral contractual arrangements. If, in the future, the accumulated earnings of the VIE exceed the service fees paid to our subsidiary in mainland China (or if the current and contemplated fee structure between the intercompany entities is determined to be non-substantive and disallowed by Chinese tax authorities), the VIE could make a non-deductible transfer to our subsidiary in mainland China for the amounts of the stranded cash in the VIE. This would result in such transfer being non-deductible expenses for the VIE but still taxable income for the subsidiary in mainland China. Such a transfer and the related tax burdens would reduce our after-tax income to approximately 50.6% of the pre-tax income. Our management believes that there is only a remote possibility that this scenario would happen.

Financial Information Related to the VIE

The following table presents our condensed consolidating schedule of financial information for our holding company, KANZHUN LIMITED, the WFOE that is the primary beneficiary of the VIE, the VIE and VIE’s subsidiaries, and other subsidiaries as of the dates presented:

Selected Condensed Consolidating Statements of Operations Data

	For the Year Ended December 31, 2022
			Primary	VIE
	KANZHUN	Other	Beneficiary	and VIE’s		Consolidated
	LIMITED	Subsidiaries	of VIE	Subsidiaries	Eliminations	Total

	(in RMB thousands)
Third-party revenues	—	12,931	—	4,498,131	—	4,511,062
Inter-company revenues(1)	—	33,956	—	—	(33,956)	—
Third-party operating cost and expenses	(79,956)	(188,218)	(2,020)	(4,387,982)	—	(4,658,176)
Inter-company operating cost and expenses(1)	—	—	—	(33,956)	33,956	—
Other operating (loss)/income, net	—	(656)	—	18,251	—	17,595
(Loss)/Income from operations	(79,956)	(141,987)	(2,020)	94,444	—	(129,519)
Other non-operating income, net	188,421	14,683	13,945	32,706	(3,240)	246,515
Share of (loss)/income from subsidiaries and VIE(2)	(1,220)	132,486	117,298	—	(248,564)	—
Income before income tax expenses	107,245	5,182	129,223	127,150	(251,804)	116,996
Income tax benefit/(expenses)	—	101	—	(9,852)	—	(9,751)
Net income	107,245	5,283	129,223	117,298	(251,804)	107,245

	For the Year Ended December 31, 2021
			Primary	VIE
	KANZHUN	Other	Beneficiary	and VIE’s		Consolidated
	LIMITED	Subsidiaries	of VIE	Subsidiaries	Eliminations	Total

	(in RMB thousands)
Third-party revenues	—	—	—	4,259,128	—	4,259,128
Inter-company revenues(1)	—	143	—	—	(143)	—
Third-party operating cost and expenses	(1,537,533)	(93,123)	(1,289)	(3,678,480)	—	(5,310,425)
Inter-company operating cost and expenses(1)	—	—	—	(143)	143	—
Other operating income, net	—	9	29	14,939	—	14,977
(Loss)/Income from operations	(1,537,533)	(92,971)	(1,260)	595,444	—	(1,036,320)
Other non-operating income/(loss), net	5,011	(829)	5,375	15,216	—	24,773
Share of income from subsidiaries and VIE(2)	461,448	555,248	551,133	—	(1,567,829)	—
(Loss)/Income before income tax expenses	(1,071,074)	461,448	555,248	610,660	(1,567,829)	(1,011,547)
Income tax expenses	—	—	—	(59,527)	—	(59,527)
Net (loss)/income	(1,071,074)	461,448	555,248	551,133	(1,567,829)	(1,071,074)

	For the Year Ended December 31, 2020
			Primary	VIE
	KANZHUN	Other	Beneficiary	and VIE’s		Consolidated
	LIMITED	Subsidiaries	of VIE	Subsidiaries	Eliminations	Total

	(in RMB thousands)
Third-party revenues	—	—	—	1,944,359	—	1,944,359
Third-party operating cost and expenses	(606,029)	(30,933)	(3,435)	(2,257,716)	—	(2,898,113)
Other operating income, net	—	—	73	8,776	—	8,849
Loss from operations	(606,029)	(30,933)	(3,362)	(304,581)	—	(944,905)
Other non-operating income/(loss), net	6,815	(1,755)	(3,570)	1,520	—	3,010
Share of loss from subsidiaries and VIE(2)	(342,681)	(309,993)	(303,061)	—	955,735	—
Loss before income tax expenses	(941,895)	(342,681)	(309,993)	(303,061)	955,735	(941,895)
Income tax expenses	—	—	—	—	—	—
Net loss	(941,895)	(342,681)	(309,993)	(303,061)	955,735	(941,895)

Selected Condensed Consolidating Balance Sheets Data

	As of December 31, 2022
			Primary	VIE
	KANZHUN	Other	Beneficiary	and VIE’s		Consolidated
	LIMITED	Subsidiaries	of VIE	Subsidiaries	Eliminations	Total

	(in RMB thousands)
Cash and cash equivalents	8,234,173	179,392	318,016	1,020,243	—	9,751,824
Short-term investments	1,410,618	707,912	95,316	1,244,243	—	3,458,089
Accounts receivable, net	—	7,609	—	2,253	—	9,862
Amounts due from Group companies(3)	1,851,752	20,949	14,667	136,757	(2,024,125)	—
Amounts due from related parties	—	—	—	5,714	—	5,714
Prepayments and other current assets	62,256	2,231	7,378	528,908	—	600,773
Investments in subsidiaries and VIE(2)	222,915	1,179,283	781,250	—	(2,183,448)	—
Property, equipment and software, net	—	2,358	100	688,578	—	691,036
Intangible assets, net	—	9,883	—	368	—	10,251
Goodwill	—	5,690	—	—	—	5,690
Right-of-use assets, net	—	7,715	—	281,913	—	289,628
Other non-current assets	—	—	—	4,000	—	4,000
Total assets	11,781,714	2,123,022	1,216,727	3,912,977	(4,207,573)	14,826,867
Accounts payable	—	69	17	185,211	—	185,297
Deferred revenue	—	2,323	—	2,058,569	—	2,060,892
Other payables and accrued liabilities	40,588	16,116	589	576,189	—	633,482
Amounts due to Group companies(3)	100,363	1,872,048	36,838	14,876	(2,024,125)	—
Operating lease liabilities, current	—	5,079	—	146,359	—	151,438
Operating lease liabilities, non-current	—	2,495	—	141,096	—	143,591
Deferred tax liabilities	—	1,977	—	9,427	—	11,404
Total liabilities	140,951	1,900,107	37,444	3,131,727	(2,024,125)	3,186,104
Total shareholders’ equity(2)	11,640,763	222,915	1,179,283	781,250	(2,183,448)	11,640,763
Total liabilities and shareholders’ equity	11,781,714	2,123,022	1,216,727	3,912,977	(4,207,573)	14,826,867

	As of December 31, 2021
			Primary	VIE
	KANZHUN	Other	Beneficiary	and VIE’s		Consolidated
	LIMITED	Subsidiaries	of VIE	Subsidiaries	Eliminations	Total

	(in RMB thousands)
Cash and cash equivalents	9,875,153	203,523	398,231	864,851	—	11,341,758
Short-term investments	—	—	20,439	864,557	—	884,996
Accounts receivable	—	—	—	1,002	—	1,002
Amounts due from Group companies(3)	1,072,514	42,327	8,809	86,989	(1,210,639)	—
Prepayments and other current assets	231,529	1,043	4,413	494,213	—	731,198
Investments in subsidiaries and VIE(2)	—	403,391	17,549	—	(420,940)	—
Property, equipment and software, net	—	645	100	368,381	—	369,126
Intangible assets, net	—	—	—	458	—	458
Right-of-use assets, net	—	7,797	—	301,288	—	309,085
Other non-current assets	—	—	—	4,000	—	4,000
Total assets	11,179,196	658,726	449,541	2,985,739	(1,631,579)	13,641,623
Accounts payable	—	8	17	52,938	—	52,963
Deferred revenue	—	—	—	1,958,570	—	1,958,570
Other payables and accrued liabilities	3,897	5,816	9,274	626,151	—	645,138
Amounts due to Group companies(3)	74,043	1,072,514	36,859	27,223	(1,210,639)	—
Investment deficit in subsidiaries and VIE(2)	427,200	—	—	—	(427,200)	—
Operating lease liabilities, current	—	3,067	—	124,464	—	127,531
Operating lease liabilities, non-current	—	4,521	—	178,844	—	183,365
Total liabilities	505,140	1,085,926	46,150	2,968,190	(1,637,839)	2,967,567
Total shareholders’ equity/(deficit)(2)	10,674,056	(427,200)	403,391	17,549	6,260	10,674,056
Total liabilities and shareholders’ equity/(deficit)	11,179,196	658,726	449,541	2,985,739	(1,631,579)	13,641,623

Selected Condensed Consolidating Cash Flows Data

	For the Year Ended December 31, 2022
			Primary	VIE and
	KANZHUN	Other	Beneficiary	VIE’s		Consolidated
	LIMITED	Subsidiaries	of VIE	Subsidiaries	Eliminations	Total

	(in RMB thousands)
Net cash generated from/(used in) operating activities with third parties	208,862	(113,736)	(6,833)	914,749	—	1,003,042
Net cash generated from/(used in) operating activities with Group companies(1)	—	21,671	—	(21,671)	—	—
Net cash generated from/(used in) operating activities	208,862	(92,065)	(6,833)	893,078	—	1,003,042
Investments in subsidiaries(2)	(39,392)	—	—	—	39,392	—
Loans to Group companies(3)	(633,490)	—	(4,450)	—	637,940	—
Proceeds from repayments of loans to Group companies(3)	—	35,144	—	—	(35,144)	—
Other investing activities with third parties	(1,365,740)	(673,476)	(74,823)	(702,542)	—	(2,816,581)
Net cash used in investing activities	(2,038,622)	(638,332)	(79,273)	(702,542)	642,188	(2,816,581)
Capital contribution from Group companies(2)	—	39,392	—	—	(39,392)	—
Loans from Group companies(3)	—	637,940	—	—	(637,940)	—
Repayments of loans from Group companies(3)	—	—	—	(35,144)	35,144	—
Other financing activities with third parties	(669,232)	—	—	—	—	(669,232)
Net cash (used in)/generated from financing activities	(669,232)	677,332	—	(35,144)	(642,188)	(669,232)

	For the Year Ended December 31, 2021
			Primary	VIE and
	KANZHUN	Other	Beneficiary	VIE’s		Consolidated
	LIMITED	Subsidiaries	of VIE	Subsidiaries	Eliminations	Total

	(in RMB thousands)
Net cash generated from/(used in) operating activities with third parties(4)	5,644	(81,135)	(232)	1,717,104	—	1,641,381
Investments in subsidiaries(2)	(74,131)	—	(10)	—	74,141	—
Loans to Group companies(3)	(16,486)	—	—	—	16,486	—
Proceeds from repayments of loans to Group companies(3)	—	96,000	255,000	—	(351,000)	—
Other investing activities with third parties	—	(649)	(10,000)	(591,213)	—	(601,862)
Net cash (used in)/generated from investing activities	(90,617)	95,351	244,990	(591,213)	(260,373)	(601,862)
Capital contribution from Group companies(2)	—	74,131	—	10	(74,141)	—
Loans from Group companies(3)	—	16,486	—	—	(16,486)	—
Repayments of loans from Group companies(3)	—	—	(16,000)	(335,000)	351,000	—
Other financing activities with third parties	6,540,512	—	—	(109,249)	—	6,431,263
Net cash generated from/(used in) financing activities	6,540,512	90,617	(16,000)	(444,239)	260,373	6,431,263

	For the Year Ended December 31, 2020
				Primary	VIE and
	KANZHUN		Other	Beneficiary	VIE’s		Consolidated
	LIMITED		Subsidiaries	of VIE	Subsidiaries	Eliminations	Total

	(in RMB thousands)
Net cash (used in)/generated from operating activities with third parties(4)	(97,125)		(3,566)	2,415	494,187	—	395,911
Investments in subsidiaries(2)	(25,487)		(416,328)	—	—	441,815	—
Loans to Group companies(3)	(410,983)	(5)	—	(260,484)	—	671,467	—
Other investing activities with third parties	1,161,428		(56,617)	(4,938)	(632,568)	—	467,305
Net cash generated from/(used in) investing activities	724,958		(472,945)	(265,422)	(632,568)	1,113,282	467,305
Capital contribution from Group companies(2)	—		25,487	416,328	—	(441,815)	—
Loans from Group companies(3)	—		410,983	—	260,484	(671,467)	—
Other financing activities with third parties	2,882,112		—	—	—	—	2,882,112
Net cash generated from/(used in) financing activities	2,882,112		436,470	416,328	260,484	(1,113,282)	2,882,112

Notes:

(1)	It represents the elimination of inter-company service fees charged/received by other subsidiaries to the VIE. For the years ended December 31, 2020, 2021 and 2022, the primary beneficiary of the VIE did not charge any service fees according to the exclusive technology and service co-operation agreement.
(2)	It represents the elimination of investments in subsidiaries and the VIE.
(3)	It represents the elimination of inter-company balances and loan financing.
(4)	For the years ended December 31, 2020 and 2021, there were no inter-company operating cash flows.
(5)	It was corrected from the amount previously disclosed in the parent company’s footnote to financial statements for the year ended December 31, 2020, due to a classification error between operating activities and investing activities presentation.
A.	[Reserved]
B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Summary Risk Factors

Our business is subject to a number of risks, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, results of operations, cash flows, and prospects. These risks are discussed more fully below and include, but are not limited to, risks related to:

Risks Relating to Our Business and Industry

●	If we fail to implement new technologies, develop and provide innovative features and services, respond to evolving user preferences, enhance user friendliness of our online recruitment platform, or optimize our technology systems, we may not be able to improve user experience, which may have a material and adverse effect on our user growth and retention, business, financial condition and results of operations.
●	Our business depends on the continued success of our brands, and if we fail to maintain and enhance the recognition of our brands cost-effectively, or the recognition of our brands is adversely affected by any negative publicity concerning us or our directors, management, shareholders or business partners, our reputation and operating results may be harmed.
●	We face significant competition in China’s dynamic online recruitment service market, and potential market entries by established players from other industries may make competition even more fierce. Our market share, financial condition and results of operations may be materially and adversely affected if we are unable to compete effectively.
●	If our technology capabilities fail to yield satisfactory results or fail to improve, our online recruitment platform may not be able to effectively match our job seekers with suitable enterprise users or to optimally recommend services for our users, and our user growth, retention, results of operations and business prospects may suffer consequently.
●	A slowdown or adverse development in the Chinese or global economy may lower the hiring willingness and budget of our current and potential enterprise users, adversely affecting the demand for our services and our business in general.
●	Our users may engage in intentional or negligent misconduct or other improper activities on our online recruitment platform or otherwise misuse our online recruitment platform, which may damage our brand image and reputation, our business and our results of operations.
●	Because we store and process data, some of which contains sensitive personal information, we face concerns over the collection, improper use or disclosure of personal information, which could deter current and potential users from using our services, damage our reputation, result in legal liability, bring regulatory scrutiny, and in turn materially and adversely affect our business, financial condition and results of operations.
●	Our business is subject to complex and evolving laws and regulations of mainland China. Any failure or perceived failure to comply with these laws and regulations could result in penalties, claims, changes to our business practices, negative publicity, legal proceedings, increased cost of operations, or declines in user growth or engagement, or otherwise harm our business.

Risks Relating to Our Corporate Structure

●	We are a Cayman Islands holding company with no equity ownership in the VIE and we conduct our operations in mainland China primarily through the VIE, with which we have maintained contractual arrangements. Investors in our ADSs thus are not purchasing equity interest in the VIE in mainland China but instead are purchasing equity interest in a Cayman Islands holding company. If the PRC government finds that the agreements that establish the structure for operating our business do not comply with laws and regulations of mainland China, or if these regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company, the VIE and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIE and, consequently, significantly affect the financial performance of the VIE and our company as a whole.
●	The contractual arrangements with the VIE and its shareholders may not be as effective as direct ownership in providing operational control.
●	Any failure by the VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.

Risks Relating to Doing Business in China

●	Changes in China’s economic, political or social conditions or government policies could have a material and adverse effect on our business and results of operations.
●	Uncertainties with respect to the PRC legal system could adversely affect us.
●	The PRC government’s oversight and discretion over our business operations could result in a material adverse change in our operations and the value of our Class A ordinary shares and/or ADSs.
●	The approval of or filing and reporting with the CSRC or other PRC government authorities may be required in connection with our overseas offerings under laws of mainland China, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing and reporting procedures.
●	The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections.
●	Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Risks Relating to Our ADSs

●	The trading price of the ADSs has been and may be volatile, which could result in substantial losses to investors.
●	Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our ADSs may view as beneficial.
●	The dual-class structure of our ordinary shares may adversely affect the trading market for our ADSs.
●	If securities or industry analysts do not publish research or publishes inaccurate or unfavorable research about our business, or if they adversely change their recommendations regarding the ADSs, the market price for our ADSs and trading volume could decline.

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

In addition, we must also continue to respond promptly to evolving user preferences, enhance the user friendliness of our online recruitment platform, optimize our mobile applications, and otherwise continue to improve our technology systems, all of which may require us to incur substantial costs and expenses. For example, as part of our efforts to meet evolving user preferences, we have established a dedicated team to develop services uniquely designed to meet the needs of blue-collar job seekers. If such costs and expenses fail to effectively translate into improved user experience or user growth, we may not be successful in retaining and attracting our users.

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

We believe that maintaining and enhancing our brands is important to the success of our business. Well-recognized brands are critical to increasing the number and the level of engagement of our users. Since we operate in a competitive industry, brand maintenance and enhancement also directly affect our ability to maintain our market position. We have continued to exercise strict quality control on our online recruitment platform to ensure that our brand image is not tarnished by substandard services. We have also conducted and will continue to conduct various marketing and brand promotion activities both online and offline to enhance our brands, to guide public perception of our brands, services, and ultimately to distinguish our online recruitment platform from those of our competitors. We have historically spent significantly on these marketing and promotional activities, with our sales and marketing expenses accounting for 69.3%, 45.6% and 44.4% of our revenues in the years ended December 31, 2020, 2021 and 2022, respectively, and we may need to increase such sales and marketing expenses in the future to continue to maintain and enhance brand awareness and brand loyalty, to retain and attract users as well as to promote our online recruitment platform. However, there can be no assurance that these sales and marketing activities will be successful or that we will be able to achieve the brand promotion effect we expect from them. If we cannot properly manage our sales and marketing expenses or if our sales and marketing activities underperform our expectations, our financial condition, results of operations and business prospects will be damaged as a result.

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

The online recruitment service market in China is competitive and rapidly evolving. We face constant pressure to attract and retain users, expand the market for our services and incorporate new capabilities and technologies. Our online recruitment platform competes with other major dedicated job search platforms and niche market players that focus on certain industry verticals, such as technology, or user segments, such as job seekers for high-end positions. Other large internet companies and classified advertisement platforms have also entered the market for online recruitment services. In addition, we face competition from professional networking platforms and existing participants in the offline recruitment industry who may develop online recruitment services and products.

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

The core functionalities of our online recruitment platform, namely two-way intelligent recommendations, are largely dependent on our technology capabilities. Our technology capabilities such as our capabilities in big data analytics, therefore, are crucial to us continuing to retain and attract users to our online recruitment platform. Our users will continue to compare the core functionalities of our online recruitment platform against those of the platforms run by our competitors, and may switch to a competitor platform if our online recruitment platform underperforms their expectations. In addition, managing some of the other important aspects of our operations, such as sales and marketing activities, also requires us to make decisions informed by our technology, including data analytics. Any failure to improve our technology capabilities and any failure of our technology capabilities to produce satisfactory results may materially and adversely affect our user retention, financial condition and results of operations.

A slowdown or adverse development in the Chinese or global economy may lower the hiring willingness and budget of our current and potential enterprise users, adversely affecting the demand for our services and our business in general.

COVID-19 has had a severe and negative impact on the Chinese and the global economy, and whether this will lead to a prolonged downturn in the economy is still unknown. In addition to the COVID-19 pandemic, the global macroeconomic environment was facing challenges, such as the conflicts in Ukraine and the ongoing global trade disputes and tariffs. There is considerable uncertainty over the long-term effects of the monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China, as well as uncertainties related to the U.S. Federal Reserve’s monetary policies, such as the continuously rising U.S. interest rate, in response to heightened inflation. It is unclear whether these challenges and uncertainties will be contained or resolved and what effects they may have on the global political and economic conditions in the long term. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. The growth rate of the Chinese economy has gradually slowed down since 2012 compared to the previous decade and the trend may continue. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition. In addition, continued turbulence in the international markets may adversely affect our ability to access capital markets to meet liquidity needs.

Substantially all of our operations are conducted in mainland China, and the vast majority of our revenues are generated from providing services to enterprise customers operating in mainland China. In an environment of slower economic growth or recession, employers may take actions such as hiring fewer employees, engaging in hiring freezes, reducing hiring budgets or the number of hiring headcount, and curtailing spending on online recruitment services and other human resource related services. As a result, if there are slowdowns or other adverse developments in China’s economic growth, our business, financial condition, results of operations and cash flow may be materially and adversely affected.

Heightened tensions in international relations, particularly between the United States and China, may adversely impact our business, financial condition, and results of operations.

Recently there have been heightened tensions in international relations, particularly between the United States and China. These tensions have affected both diplomatic and economic ties between the two countries. Heightened tensions could reduce levels of trade, investments, technological exchanges, and other economic activities between the two major economies. The existing tensions and any further deterioration in the relationship between the United States and China may have a negative impact on the general, economic, political, and social conditions in both countries and, given our reliance on the Chinese market, adversely impact our business, financial condition, and results of operations.

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

We are exposed to potential claims associated with the recruitment process, including claims by enterprise users seeking to hold us liable for recommending a job seeker who subsequently proves to be unsuitable for the position filled, claims by current or previous employers alleging breach of employment contracts, claims by job seekers against us alleging our failure to maintain the confidentiality of their personal information and employment searches or alleging discrimination or other violations of employment law or other laws or regulations by our enterprise users, and claims by either employers or their employees alleging the failure of our services to comply with laws or regulations relating to employment, data privacy or other related matters. We do not maintain insurance coverage for liabilities arising from claims by employers, employees, candidates or third parties. Any such claims, regardless of merit, may force us to participate in time-consuming, costly litigation or investigation, divert significant management and staff attention, and damage our reputation and brand names.

If our job seekers’ or employers’ profiles are out-of-date, inaccurate, fraudulent or lack credible information, we may not be able to effectively create value for our users, which could materially and adversely impact our reputation and business prospects.

We adopt a suite of registration procedures to verify the identity of our job seekers and enterprise users, and we also have ongoing risk assessment procedures for enterprise users. Our intelligence system detects suspicious user input that may undermine the integrity of the community and will then require such users to go through additional authentication procedures. See “Business—Risk Management and Internal Control” for further details. However, we cannot assure you that we will be able to remove all the job seekers and enterprise users that submit out-of-date, inaccurate, fraudulent or otherwise incredible profile or job post information to our database. If we are not able to effectively filter out these job seekers and enterprise users, our users that submit legitimate and accurate profile information may be misled or even defrauded by them, wasting their time and resources in the recruitment process, and our reputation and business prospects will also be materially and adversely impacted as a result. We might also be ordered to make rectifications or even be subject to confiscation of illegal gains and a fine in an amount of up to RMB30,000 if we fail to review the authenticity and legality of the materials provided by the employers in accordance with the laws of mainland China. See “Item 4. Information on the Company—Business Overview—Regulations—Regulations Relating to Talent Intermediary Services” for further details.

If we fail to attract more enterprise users to our online recruitment platform, or if enterprise customers decide to purchase less of our online recruitment services for any reason, our revenues may stagnate or decline and our business and prospects may be materially and adversely affected.

In 2020, 2021 and 2022, approximately 99% of our revenues were generated from enterprise customers. Enterprise customers are by far the most important source of revenue for us, and attracting more enterprise users to our online recruitment platform is therefore of critical importance to us. Due to their contribution to our revenues and ability to spend, large businesses with sufficient funds would benefit us most as a revenue source, and we need to invest in developing and promoting services that meet their needs. Additionally, SMEs can also be a source of enterprise user growth for us, as they have historically been underserved and usually lack direct access to a scaled user base and effective means to promulgate their businesses. In order to expand our market reach to more small and mid-sized businesses, especially in less developed cities, we provide free or lower-fee services or subscription packages to them so they can take advantage of our online recruitment platform. We, however, cannot assure you that our efforts will convince more enterprise users to use our online recruitment platform. There is also no guarantee that our existing enterprise customers will continue to pay for our online recruitment services at the same frequency or price going forward, as competition or alternative means of job hunting may put pressure on the demand and pricing for our online recruitment services. If we are not successful in expanding our enterprise user base or improving our monetization of enterprise customers, our revenues may stagnate or decline and our business and prospects may be materially and adversely affected.

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

We are subject to the laws, regulations, guidelines and national standards relating to the protection of personal information in mainland China, which covers areas such as the collection, storage, use, transmission, sharing or other aspects of data processing of such personal information. For example, the PRC Personal Information Protection Law, or the PIPL, took effect on November 1, 2021. The PIPL consolidates rules with respect to personal information rights and privacy protection and specifies the protection requirements for processing personal information and rules for processing sensitive personal information. As uncertainties remain regarding the interpretation and implementation of the PIPL, we cannot assure that we will comply with the PIPL in all respects, or that regulatory authorities will not order us to rectify or terminate our current practice of collecting and processing personal information. We and our directly responsible supervisors may also become subject to fines and other penalties which may have a material adverse effect on our business, operations and financial condition. The Rules on the Scope of Necessary Personal Information for Common Types of Mobile Internet Applications, which was jointly promulgated by the Ministry of Industry and Information Technology, or the MIIT, the CAC, the Ministry of Public Security, or the MPS, and the State Administration for Market Regulation, or the SAMR, on March 12, 2021 and became effective on May 1, 2021, specifies that the scope of necessary personal information for job hunting and recruitment applications includes mobile phone numbers of registered users and resume provided by job seekers.

The PRC Cyber Security Law, which became effective on June 1, 2017, created mainland China’s first national-level data protection framework for “network operators.” It requires, among other things, that network operators take security measures to protect the network from unauthorized interference, damage and unauthorized access and prevent data from being divulged, stolen or tampered with. Network operators are also required to collect and use personal information in compliance with the principles of legitimacy, properness and necessity, and strictly within the scope of authorization by the personal information subject unless otherwise prescribed by laws or regulations. We may need to invest significant capital, managerial and human resources to comply with legal requirements, enhance information security and address any issues caused by security failures. See also “Item 4. Information on the Company—Business Overview—Regulations—Regulations Relating to Information Security and Censorship” and “Item 4. Information on the Company—Business Overview—Regulations—Regulations Relating to Privacy Protection.” Any concerns or claims about our practices with regard to the collection, storage, use, transmission, sharing or other aspects of data processing of personal information or other privacy-related matters, even if ungrounded, could damage our reputation and results of operations.

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

Moreover, we could be required to disclose certain personal information to (i) PRC governmental authorities for the purpose of, among other things, safeguarding national security, investigating crimes, investigating infringement of information network communication rights, and cooperating with the supervision and inspection of telecommunication regulatory authorities, or (ii) certain entities or individuals for the purpose of enforcing the judgments or rulings made by judicial authorities. Disclosing personal information under such circumstances may cause our users to lose trust in our ability to safeguard their privacy. Failure to comply with these requirements could subject us to administrative penalties or other regulatory or enforcement actions.

Our business is subject to complex and evolving laws and regulations of mainland China. Any failure or perceived failure to comply with these laws and regulations could result in penalties, claims, changes to our business practices, negative publicity, legal proceedings, increased cost of operations, or declines in user growth or engagement, or otherwise harm our business.

Regulatory authorities in mainland China have enhanced data protection and cybersecurity regulatory requirements. These laws continue to develop, and the PRC government may adopt other rules and restrictions in the future. Different PRC regulatory bodies, including the Standing Committee of the National People’s Congress, or the SCNPC, the MIIT, the CAC, the MPS and the SAMR, have enforced data privacy and protections laws and regulations with varying standards and applications, which may create difficulties in ensuring full compliance and increase our operating cost. Non-compliance could result in penalties or other significant legal liabilities.

Numerous regulations, guidelines and other measures have been and are expected to be adopted under the PRC Cyber Security Law. For example, the PRC government promulgated the Cybersecurity Review Measures in April 2020, which became effective in June 2020. Under these measures, critical information infrastructure operators must pass a cybersecurity review when purchasing network products and services which affect or may affect national security. On December 28, 2021, the CAC, together with certain other PRC governmental authorities, jointly released the revised Cybersecurity Review Measures, which took effect on February 15, 2022. Pursuant to the revised Cybersecurity Review Measures, critical information infrastructure operators procuring network products and services and online platform operators conducting data processing activities that affect or may affect national security shall conduct a cybersecurity review according to these measures. If a critical information infrastructure operator anticipates that its procurement of network products and services affect or may affect national security after the network products and services being put into use, it shall apply for cybersecurity review to the Cybersecurity Review Office of the CAC. In addition, online platform operators possessing personal information of more than one million users seeking to be listed on a foreign stock exchange must apply for a cybersecurity review. The revised Cybersecurity Review Measures also provide that the Cybersecurity Review Office of the CAC may initiate cybersecurity review against relevant operators if the authorities believe that the network products, network services or data processing activities of such operators affect or may affect national security. The revised Cybersecurity Review Measures set out certain risk factors which would be the focus in assessing the national security risk during a cybersecurity review. Pursuant to an announcement posted by the CAC on July 5, 2021 relating to the cybersecurity review, our BOSS Zhipin app was required to suspend new user registration to cooperate with the cybersecurity review and prevent the expansion of risks. As approved by the Cybersecurity Review Office of the CAC, we have recommenced new user registration on our BOSS Zhipin app, effective from June 29, 2022.

On July 30, 2021, the PRC State Council promulgated the Regulations on Security Protection of Critical Information Infrastructure, which became effective on September 1, 2021. See “Item 4. Information on the Company—Business Overview—Regulations—Regulations relating to information security and censorship” for further details. As of the date of this annual report, no detailed implementation rules have been issued by the relevant governmental authorities. However, as this regulation was newly issued and the relevant governmental authorities may further formulate detailed rules or explanations with respect to the interpretation and implementation of this regulation. As of the date of this annual report, we have not been informed by any governmental authority that we are a critical information infrastructure operator.

In mainland China, the internet information is regulated from a national security standpoint. According to the PRC National Security Law, institutions and mechanisms for national security review and administration will be established to conduct national security review on key technologies and network information technology products and services that affect or may affect national security. The PRC Data Security Law, took effect in September 2021 and provides for a security review procedure for the data processing activities that affect or may affect national security. See “Regulations—Regulations relating to information security and censorship” for further details. It is not clear under the Data Security Law what constitutes “important data” or “state critical data.” If we are deemed to collect “important data” or “state critical data,” we may need to adopt internal reforms in order to comply with the Data Security Law, which may increase the cost of operations, or decline the user growth or engagement, or otherwise harm our business.

In addition, on November 14, 2021, the CAC published draft Regulations on the Administration of Network Data Security (solicitation for comment), or the Draft Regulations on Network Data Security, for public comments. See “Item 4. Information on the Company—Business Overview—Regulations—Regulations relating to information security and censorship” for further details. As of the date of this annual report, this draft has not been formally adopted. Substantial uncertainties exist with respect to the enactment timetable, final content, interpretation and implementation. In general, compliance with the existing laws and regulations of mainland China and additional laws and regulations related to data security and personal information protection that PRC regulatory bodies may enact in the future may be costly and result in additional expenses to us, and subject us to negative publicity.

On July 7, 2022, the CAC issued the Measures for the Security Assessment of Cross-border Transfer of Data, which became effective on September 1, 2022. These measures require the data processor providing data overseas and falling certain circumstances to apply for the security assessment of cross-border data transfer with the local provincial-level counterparts of the national cybersecurity authority. See “Item 4. Information on the Company—Business Overview—Regulations—Regulations relating to information security and censorship” for further details. As of the date of this annual report, the exact scope of “important data” under the current regulatory regime remains unclear, and the applicability of certain circumstances are still subject to further interpretation by relevant government authorities. The PRC government authorities may have discretion in the interpretation and enforcement of the applicable laws. Therefore, it is uncertain whether we would be required to report any security assessment for cross-border data transfers to the CAC.

While we take measures to comply with applicable cybersecurity and data privacy and protection laws and regulations, we cannot guarantee the effectiveness of the measures undertaken by us and business partners. The activities of third parties such as our customers and business partners are beyond our control. It also remains uncertain whether the future regulatory changes would impose additional restrictions on companies like us. If any of our business partners violate relevant laws and regulations, or fails to fully comply with the service agreements with us, or if any of our employees fails to comply with our internal control measures and misuses the information, we may be subject to legal liabilities. Any failure or perceived failure to comply with all applicable cybersecurity and data privacy and protection laws and regulations, or any failure or perceived failure of our business partners to do so, or any failure or perceived failure of our employees to comply with our internal control measures, may prevent us from using or providing certain network products or services, result in government enforcement actions and investigations, fines and other penalties such as suspension of our related business, closure of our apps and suspension of new downloads of our apps, as well as subjecting us to negative publicity and legal proceedings or regulatory actions and discouraging current and potential users and customers from using our services, which could have a material adverse effect on our business and results of operations.

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

We recorded net loss and generated negative operating cash flow historically. We may not be able to sustain and manage our growth, control our costs and expenses, implement our business strategies or achieve profitability in the future. Any new product or service we may launch and any new market sectors we may enter will come with additional risks.

We have experienced rapid growth in our business and operations since our inception in 2014, which places significant demands on our management, operational and financial resources. We generated net losses of RMB941.9 million in 2020 and RMB1.1 billion in 2021. We recorded net income of RMB107.2 million (US$15.5 million) in 2022. We generated negative operating cash flow of RMB105.7 million in 2019. Given our limited operating history, net losses and negative operating cash flow we incurred historically and the rapidly evolving market where we compete, we may encounter difficulties as we establish, expand or enhance our operations, feature and service development, sales and marketing efforts, technology and general and administrative capabilities. We may also not be able to sustain our historical levels of growth in the future. We believe that our continued growth and our ability to achieve profitability will depend on many factors, including our ability to further improve our user experience and broaden the spectrum of our service offerings, to further increase our presence in different user groups, especially blue-collar users, to continue to invest in technologies and deepen our data insights, and to explore other potential sectors in the human resource service market and achieve full coverage of users’ career lifecycle. There can be no assurance that we will achieve any of the above, and our failure to do so may materially and adversely affect our business and results of operations.

Particularly, our efforts to expand our product and service offerings to users and explore other sectors in the human resource service market will require significant resource investments from us, and such efforts may not be successful. Expansion into new product and service offerings or other sectors in the human resource service market may be subject to risks such as:

●	limited brand recognition (compared with our established services or market sectors);
●	costs incurred in product and service development and marketing;
●	lack of experience and expertise in connection with the new product and service or market vertical;
●	adjustment to the preferences and customs of a different group of users;
●	compliance with potential new regulations and policies;
●	difficulties in managing upsized operations and maintaining operational efficiency; and

●	competition with new competitors, including those with a more established local presence.

The occurrence of any of these risks could negatively affect our business in new markets and consequently our business and operating results.

We expect our costs and expenses to continue to increase in the future as we expand our user base, broaden our service offerings and develop and implement new products, services and features that may entail more complexity. We expect to continue to invest in our infrastructure in order to provide our services more rapidly and reliably to users. Continued growth could strain our ability to maintain reliable service levels for our users, develop and improve our operational, financial, legal and management controls, and enhance our reporting systems and procedures. If we are unable to generate adequate revenues and to manage our costs and expenses, we may continue to incur significant net losses and negative operating cash flow in the future and may not be able to achieve or subsequently maintain profitability. If we fail to achieve the necessary level of efficiency in our operation as it grows, our business, operating results and financial condition could be harmed.

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

PRC regulatory authorities may also conduct various reviews and inspections on our business operations, especially those related to content distribution, from time to time. If any non-compliance incidents in our business operations are identified, we may be required to take certain rectification measures in accordance with applicable laws and regulations, or we may be subject to other regulatory actions such as administrative penalties. It may be difficult to determine the type of content or actions that may result in liability to us and, if we are found to be liable, we may be prevented from operating our business in mainland China. Moreover, complying with relevant regulatory requirements may result in limitation to our scope of services, reduction in user engagement or loss of users, diversion of our management team’s attention and increased operational costs and expenses. The costs of compliance with these regulations may continue to increase as a result of more content being made available by an increasing number of users of our online recruitment platform, which may adversely affect our results of operations.

Any lack of or failure to maintain requisite approvals, licenses or permits applicable to our business may have a material and adverse impact on our business, financial condition and results of operations, and compliance with applicable laws or regulations may require us to obtain additional approvals or licenses or change our business model.

Our business is subject to supervision and regulation by various governmental authorities in mainland China. These governmental authorities include the CAC, the Ministry of Commerce, or the MOFCOM, the MIIT, the SAMR, the Ministry of Culture and Tourism, or the MCT, the National Radio and Television Administration, or the NRTA, and their corresponding local regulatory authorities. These governmental authorities promulgate and enforce laws and regulations that cover a variety of business activities that relating to our operations, such as provision of internet information, among other things. These regulations in general regulate the entry into, the permitted scope of, as well as approvals, licenses and permits for, the relevant business activities.

We provide services through our online recruitment platform, including certain live streaming recruitment services, short videos relating to job hunting and recruitment, in-app streaming interview and career development-related video courses, which may be considered as internet audio-visual program services. An internet audio-visual program service provider shall obtain the License for Online Transmission of Audio-Visual Programs, or the Audio-Visual License. According to the applicable laws of mainland China, only companies wholly state-owned or state-controlled are eligible to obtain the Audio-Visual License. As advised by our PRC legal counsel, based on a consultation with the Media Integration Development Division of Beijing Municipal Radio and Television Bureau in July 2022, a company that is not eligible for the Audio-Visual License for providing internet audio-visual program services is allowed to apply for the registration and filing with the National Internet Audio-Visual Platforms Information Registration Management System (“Audio-Visual Filing”), when its number of daily active users and program inspectors, personnel within a company that is responsible for reviewing and vetting the content of the internet audio-visual program, reach the respective threshold. As of the date of this annual report, we have not obtained the Audio-Visual License, as we are not a state-owned company or state-controlled company, or completed the Audio-Visual Filing, as the number of the daily active users and the number of program inspectors of the internet audio-visual program services on our platform are both below the specific thresholds. We may be subject to penalties or investigations in the future, in which case we may be involved in legal proceedings, have any illegal gains confiscated, have our relevant business suspended, or face other penalties. See “Item 4. Information on the Company—Business Overview—Regulations Relating to Online Transmission of Audio-Visual Programs” for more details.

We have obtained the value-added telecommunication service license concerning the internet information service, or ICP license, for provision of internet information services. The ICP license is essential to the operation of our existing and future business and is subject to regular government review or renewal. However, we cannot assure you that we can successfully renew our ICP license in a timely manner or at all as required by laws of mainland China to operate our online recruitment platform. Due to the evolving nature of the interpretation and application of the laws and regulations applicable to our industry in mainland China, we cannot assure you that the permitted scope and other aspects of our ICP license are sufficient as legally required to conduct all of our present business. The regulatory authorities may determine that the scope of our ICP license is not broad enough to carry on all of our businesses and require that we expand the scope of our ICP license. As certain prerequisites must be met in order to expand the scope of our ICP license to include certain types of services as stipulated in the Classification Catalogue of Telecommunications Services, we may not be able to meet such requirement and expand the scope of our ICP license. We may be subject to penalties or investigations due to the limitation of the scope of our ICP license in the future, in which case we may be involved in legal proceedings, have any illegal gains confiscated, have our relevant business suspended, or face other penalties.

We may be required to apply for and obtain additional licenses, permits or approvals, make additional registrations, update our registrations or expand the scope of our permits and approvals, and we cannot assure you that we will be able to meet these requirements timely, or at all, in the future. As we expand our business scope and explore different business initiatives, the business measures we have adopted or may adopt in the future may be challenged under laws and regulations of mainland China. For instance, while we believe we are not subject to any online game virtual currency laws and regulations for certain virtual tokens we offer in our mobile applications, the PRC government authorities may take a view contrary to ours. As a result, we may be required to obtain additional approvals or licenses and change certain aspects of our business to ensure compliance with existing and future online game virtual currency laws and regulations. If we fail to timely obtain, maintain or renew all the required licenses or permits or make all the necessary filings or change aspects of our business, we may be subject to various penalties or other regulatory actions, such as confiscation of revenues from the unlicensed activities, the imposition of fines and the discontinuation or restriction of our operations. Any such regulatory actions may disrupt our operations and materially and adversely affect our business, financial condition and results of operations.

Our business is subject to the complex and evolving laws and regulations in mainland China. Many of these laws and regulations are subject to change and uncertain interpretation, and could result in claims, changes to our business practices, monetary penalties, increased cost of operations, or declines in user growth or engagement, or otherwise harm our business.

We are subject to a variety of laws and regulations that involve matters important to or may otherwise impact our business, including, among others, provision of value-added telecommunications services, talent intermediary services, information security and censorship, foreign exchange and taxation. See also “Item 4. Information on the Company—Business Overview—Regulations.” The introduction of new services may subject us to additional laws, regulations, or other government scrutiny.

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

●	delay or impede our development of new services,
●	result in negative publicity, increase our operating costs,
●	require significant management time and attention, and
●	subject us to remedies, administrative penalties and even criminal liabilities that may harm our business, including fines assessed for our current or historical operations, or demands or orders that we modify or cease existing business practices.

The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case that restrict or otherwise unfavorably impact the ability or manner in which we provide our services could require us to change certain aspects of our business to ensure compliance, which could decrease demand for our services, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, our business, financial condition and results of operations could be adversely affected.

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

To pursue our business objectives and respond to business opportunities, challenges or unforeseen circumstances, including to improve our brand awareness, develop new services or further improve existing services, expand into new markets and acquire complementary businesses and technologies, we may require additional capital from time to time. However, additional funds may not be available when we need them on reasonable terms, or at all. Our ability to obtain additional capital is subject to a variety of uncertainties, including:

●	our market position and competitiveness in the industry where we operate;
●	our future profitability, overall financial condition, results of operations and cash flows;

●	general market conditions for capital raising activities by online recruitment services companies in China; and
●	economic, political and other conditions in China.

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

Adverse developments affecting the financial services industry, such as actual events or concerns involving liquidity, defaults or non-performance by financial institutions or transactional counterparties, could adversely affect our financial condition and results of operations.

We maintain cash balances at third-party financial institutions in mainland China, Hong Kong and the United States. Maintaining any significant portion of our cash in financial institution is subject to adverse conditions in the financial or credit markets, which could impact access to our invested cash or cash equivalents and our liquidity and financial performance. Although our cash and cash equivalents are held in our operating accounts with or managed by reputable financial institutions, our access to cash in amounts adequate to finance or capitalize our current and projected future business operations could be impaired by factors that affect us, the financial institutions with which we have banking relationships, or the financial services industry or economy in general. These factors could include, among others, events such as liquidity constraints or failures, the ability to perform obligations under various types of financial, credit or liquidity agreements or arrangements, disruptions or instability in the financial services industry or financial markets, or concerns or negative expectations about the prospects for companies in the financial services industry. To date, we have not experienced any losses on cash or deposits held in our operating accounts; however, we can provide no assurances that our access to cash held in operating accounts or our invested cash and cash equivalents will not be impacted by adverse conditions in the financial markets or the negative performance of financial institutions.

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

Our online recruitment platform, especially its mobile applications, must remain interoperable with popular operating systems, such as iOS and Android, and related hardware. We have no control over these operating systems or hardware, and any changes to these systems or hardware that degrade the functionality of our services, or give preferential treatment to competitive online platforms, could seriously harm usage of our online recruitment platform. When we introduce new services in the future it may take time to optimize such services to function with these operating systems and hardware, thereby impacting the popularity of such services.

To deliver high quality services through our online recruitment platform, it is crucial that our online recruitment platform works well with a range of mobile technologies, systems, networks, regulations and standards that we do not control. In particular, any future changes to iOS or Android operating systems may impact the accessibility, speed, functionality and other performance aspects of our online recruitment platform.

Our business and the continuing performance, reliability and availability of our technology systems and online recruitment platform also depend on the performance and reliability of China’s internet, mobile, and other infrastructures that are not under our control. Disruptions in internet infrastructure or the failure of telecommunications network operators to provide us with the bandwidth needed to provide our services may interfere with the speed and availability of our services on our online recruitment platform. If our online recruitment platform is unavailable when users attempt to access them, or if our online recruitment platform does not respond as quickly as users expect, users may not return to use our online recruitment platform as often in the future, or at all, and may use our competitors’ products or services instead. In addition, we have no control over the costs of the services provided by China’s telecommunications operators. If mobile internet access fees or other charges to internet users increase, user traffic may decrease, which may in turn cause our revenues to significantly decrease.

We have been and may in the future be subject to legal proceedings during the course of our business operations. Our directors, management, shareholders and employees also have been and may in the future be subject to legal proceedings, which could adversely affect our reputation and results of operations.

From time to time, we are subject to allegations, and may be party to legal claims and regulatory proceedings, relating to our business operations and business partners. Such allegations, claims and proceedings may be brought by third parties, including users, employees, business partners, governmental or regulatory bodies, competitors or other third parties, and may include class actions. These allegations, claims and proceedings may concern issues relating to, among others, labor disputes, and contract disputes. The outcome of litigation, particularly class action lawsuits, is difficult to assess or quantify. Plaintiffs in these types of lawsuits may seek recovery of very large or indeterminate amounts, and the magnitude of the potential loss relating to such lawsuits may remain unknown for substantial periods of time. We may incur significant expenses related to such proceedings, which may negatively affect our operating results if changes to our business operations are required. There may also be negative publicity associated with litigation that could decrease user acceptance of our online recruitment services, regardless of whether the allegations are valid or whether we are ultimately found liable. In addition, our directors, management, shareholders and employees may from time to time be subject to litigation, regulatory investigations, proceedings and/or negative publicity or otherwise face potential liability and expense in relation to commercial, labor, employment, securities or other matters, which could adversely affect our reputation and results of operations. As a result, litigation may adversely affect our business, financial condition, results of operations or liquidity.

We and certain of our officers and directors have been named as defendants in a putative securities class action filed on July 12, 2021 in the U.S. District Court for the District of New Jersey, captioned Bell v. Kanzhun Limited et al, No. 2:21-cv-13543. On March 4, 2022, Plaintiff filed the Amended Complaint, purportedly brought on behalf of a class of persons who allegedly suffered damages as a result of their trading in our securities between June 11, 2021 and July 2, 2021, both inclusive. The action alleges that we made false and misleading statements regarding our business, operations and compliance practices in violation of Sections 10(b) and 20(a) of the U.S. Securities Exchange Act of 1934, and Rule 10b-5 promulgated thereunder. Briefing on our motion to dismiss was completed in July 2022. In September 2022, with the aid of a mediator, the parties reached a tentative agreement in principle to settle the case. On November 10, 2022, the Court granted preliminary approval of the parties’ settlement agreement, pursuant to which, without any admission or finding of any wrongdoing on the part of any of the Defendants, the parties agreed that, in consideration of Kanzhun’s payment of US$2.25 million, all actual and potential claims and causes of action that have been or could have been alleged against Kanzhun and the individual defendant (including the individuals mentioned above) are resolved and discharged and precluded from being raised again in any future action. On April 5, 2023, after holding a fairness hearing, the Court granted final approval of the settlement and terminated the case.

COVID-19 pandemic could adversely affect our business, results of operations and financial condition.

The COVID-19 pandemic had severely impacted China and the rest of the world, and resulted in quarantines, travel restrictions, the temporary closure of offices and facilities and cancelation of public activities, among others.

In 2022, there was a recurrence of COVID-19 outbreaks in certain cities and provinces of mainland China, including, among others, Shanghai, Beijing, Shenzhen, Chengdu and Zhengzhou due to the COVID-19 variants, which delayed the recovery of consumption and services. Although the COVID-19 pandemic accelerated the existing trend of bringing the recruitment process online and increased the market penetration of online recruitment platforms, the impact from the COVID-19 has reduced the employers’ willingness to recruit and their recruitment related budgets, and the combined effect had a negative impact on our business, especially in cities most impacted by the COVID-19 pandemic. In addition, we made adjustments to operation hours and instituted work-from-home arrangements.

Most of the restrictions and requirements imposed in mainland China in response to the COVID-19 pandemic were lifted in December 2022. However, the potential future impact of the virus and related policies remains uncertain. The extent to which the COVID-19 may continue to affect our customers’ ability to pay, customer demand for our services remain uncertain, and we are closely monitoring its impact on us.

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

We offer our online recruitment services through our online recruitment platform, an important component of which is our mobile applications. Our mobile applications are offered via app stores operated by third parties, such as Apple’s App Store and various Android app stores, which could suspend or terminate our users’ access to our mobile applications, increase access costs or change the terms of access in a way that makes our mobile applications less desirable or harder to access. As such, the promotion, distribution and operation of our mobile applications are subject to such distribution platforms’ standard terms and policies for application developers, which are subject to the interpretation of, and frequent changes by, these distribution channels. If Apple’s App Store or any Android app stores interpret or change their standard terms and conditions in a manner that is detrimental to us, or terminate their existing relationship with us, our business, financial condition and results of operations may be materially and adversely affected. In the future, it is possible that compliance requirements of app stores may cause us to suspend our mobile applications from such stores. As a result, our ability to expand our user base may be hindered if potential users experience difficulties in or are barred from accessing our mobile applications. Any such incident may adversely affect our brands and reputation, business, financial condition and results of operations.

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

In addition, there are currently only a limited number of reputable third-party online payment systems in mainland China. If any of these major payment systems decides to cease to provide services to us, or significantly increase the percentage they charge us for using their payment systems for our services, our results of operations may be materially and adversely affected.

Our results of operations are subject to fluctuations due to seasonality.

We experience fluctuations in our revenue streams which affect our ability to predict quarterly results. For example, in a given year, our revenue is typically lower in the first quarter as recruitment activities generally slow down before the Chinese New Year. As a result, our revenues may vary materially from quarter to quarter and quarterly results may not be comparable to the corresponding periods of prior years. Such uncertainty makes it difficult for us to predict revenues for a particular quarter. Further, our quarterly sales and marketing expenses are generally the highest in the first quarter of every year as we increase our sales and branding activities during the Chinese New Year season. Therefore, actual results may differ significantly from our targets or estimated quarterly results, which could cause the price of our Class A ordinary shares and/or ADSs to fall.

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

While we actively take steps to protect our proprietary rights, such steps may not be adequate to prevent the infringement or misappropriation of our intellectual property. As of the date of this annual report, we had not registered certain trademarks for certain services we provide in connection with our operation. We also cannot assure our registered trademarks have covered an adequate scope of our existing and future business operations and as of the date of this annual report, we were in the process of registering certain trademarks that are necessary based on the current scope of our business. However, there can be no assurance that any of our trademark applications will ultimately proceed to registration or will result in registration with adequate scope for our business, particularly if such requested trademarks are found to conflict with the registered trademarks owned by third parties, including our competitors. Some of our pending applications or registrations may be successfully challenged or invalidated by others. If our trademark applications are not successful, we may have to use different marks for affected services, or seek to enter into arrangements with any third parties who may have prior registrations, applications or rights, which might not be available on commercially reasonable terms, if at all.

It is often difficult to maintain and enforce intellectual property rights in mainland China. Statutory laws and regulations are subject to judicial interpretation and their enforcement may lack consistency. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our related contractual rights in mainland China. Preventing any unauthorized use of our proprietary technology, trademarks and other intellectual property is difficult and expensive, and litigation may be necessary in the future to enforce our intellectual property rights. Future litigation could result in substantial costs and diversion of our resources, and could disrupt our business, as well as materially and adversely affect our financial condition and results of operations.

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

Generally, companies in the internet-related industries are frequently involved in litigation based on allegations of infringement of intellectual property rights, unfair competition, invasion of privacy, defamation and other violations of other parties’ rights. The validity, enforceability and scope of protection of intellectual property rights in internet-related industries, particularly in mainland China, are uncertain and still evolving. As we face increasing competition and as litigation becomes a more common method for resolving commercial disputes in mainland China, we face a higher risk of being the subject of intellectual property infringement claims or other legal proceedings.

We allow users to upload text, pictures, audio, video and other content to our online recruitment platform and users to download, share, link to and otherwise access other content on our online recruitment platform. Under relevant laws and regulations of mainland China, online service providers, which provide storage space for users to upload works or links to other services or content, could be held liable for copyright infringement under various circumstances, including situations where the online service provider knows or should reasonably have known that the relevant content uploaded or linked to on its platform infringes upon the copyright of others and the online service provider failed to take necessary actions to prevent such infringement. We have procedures implemented to reduce the likelihood that content might be used without proper licenses or third-party consents. However, these procedures may not be effective in preventing the unauthorized posting or distribution of copyrighted content, and we may be considered failing to take necessary actions against such infringement. Therefore, we may face liability for copyright or trademark infringement, defamation, unfair competition, libel, negligence, and other claims based on the nature and content of the materials that are delivered, shared or otherwise accessed through our online recruitment platform.

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

Under PRC advertising laws and regulations, we are obligated to monitor our advertising content to ensure that such content is true and accurate and in full compliance with applicable laws and regulations. Violation of these laws and regulations may subject us to penalties, including fines, confiscation of our advertising income, orders to cease dissemination of the advertisements and orders to publish an announcement correcting the misleading information. In circumstances involving serious violations by us, PRC governmental authorities may force us to terminate our advertising operations or revoke our licenses. See “Item 4. Information on the Company—Business Overview—Regulations—Regulations Relating to Advertisement.”

While we have made significant efforts to ensure that our advertisements are in full compliance with applicable laws and regulations of mainland China, we cannot assure you that all the content contained in such advertisements is true and accurate as required by the advertising laws and regulations, especially given the uncertainty in the interpretation of these laws and regulations of mainland China. If we are found to be in violation of applicable PRC advertising laws and regulations, we may be subject to penalties and our reputation may be harmed, which may negatively affect our business, financial condition, results of operations and prospects.

Increasing focus with respect to environmental, social and governance matters may impose additional costs on us or expose us to additional risks. Failure to comply with the laws and regulations on environmental, social and governance matters may subject us to penalties and adversely affect our business, financial condition and results of operations.

The PRC government and public advocacy groups have been increasingly focused on environment, social and governance, or ESG, issues in recent years, making our business more sensitive to ESG issues and changes in governmental policies and laws and regulations associated with environment protection and other ESG-related matters. Investor advocacy groups, certain institutional investors, investment funds, and other influential investors are also increasingly focused on ESG practices and in recent years have placed increasing importance on the implications and social cost of their investments. Regardless of the industry, increased focus from investors and the PRC government on ESG and similar matters may hinder access to capital, as investors may decide to reallocate capital or to not commit capital as a result of their assessment of a company’s ESG practices. Any ESG concern or issue could increase our regulatory compliance costs. If we do not adapt to or comply with the evolving expectations and standards on ESG matters from investors and the PRC government or are perceived to have not responded appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so, we may suffer from reputational damage and the business, financial condition, and the price of our Class A ordinary share and/or ADSs could be materially and adversely effected.

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

In addition, if appropriate opportunities arise, we may acquire additional assets, products, technologies or businesses that are complementary to our existing business. Future acquisitions and the subsequent integration of new assets and businesses into our own would require significant attention from our management and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our business operations. Acquisitions may not achieve our goals and could be viewed negatively by users, business partners or investors. Acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities, the occurrence of significant goodwill impairment charges, amortization expenses for other intangible assets and exposure to potential unknown liabilities of the acquired business. Moreover, the costs of identifying and consummating acquisitions may be significant. In addition to possible shareholders’ approval, we may also have to obtain approvals and licenses from relevant governmental authorities for the acquisitions and to comply with any applicable laws and regulations of mainland China, which could result in increased delay and costs.

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

Moreover, if any of our executive officers or other key employees joins a competitor or forms a competing company, we may lose know-how, trade secrets, business partners, user base and market share. Each of our executive officers and key employees has entered into an employment agreement, a confidentiality and intellectual property ownership agreement and a non-compete agreement. However, these agreements may be deemed invalid or unenforceable under laws of mainland China and other applicable laws and regulations in other jurisdictions. If any dispute arises between our executive officers or key employees and us, there can be no assurance that we would be able to enforce these agreements in mainland China and other jurisdictions, where these executive officers and key employees may reside.

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

We provide social security insurance for our employees as required by laws of mainland China, and we also provide supplemental commercial medical insurance for our employees. We do not maintain business interruption insurance or key-man insurance. We consider this practice to be reasonable in light of the nature of our business, which is in line with the practices of other companies of similar size in the same industry in mainland China. In addition, insurance companies in mainland China currently offer limited business-related insurance products. Any uninsured occurrence of business disruption, litigation or natural disaster, or significant damages to our uninsured equipment or facilities could disrupt our business operations, requiring us to incur substantial costs and divert our resources, which could have an adverse effect on our business, financial condition and results of operations could be materially and adversely affected.

If we fail to maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results, meet our reporting obligations or prevent fraud.

We and our independent registered public accounting firm previously identified two material weaknesses in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, or PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

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

Following the identification of the material weaknesses, we have implemented a number of measures to address material weaknesses. See “Item 15. Controls and Procedures—Changes in Internal Control Over Financial Reporting.” In 2022, our management, with the participation of our chief executive officer and chief financial officer, conducted an evaluation of the effectiveness of our company’s internal control over financial reporting. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2022. In addition, our independent registered public accounting firm has issued an attestation report, which has concluded that as of December 31, 2022, our internal control over financial reporting was effective.

However, in the future, our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal control over financial reporting or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, as a result of becoming a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

If we fail to maintain adequate and effective internal control over financial reporting, as these standards are modified, supplemented, or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. Generally speaking, if we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations and lead to a decline in the trading price of our Class A ordinary share and/or ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions.

We have granted and expect to continue to grant share-based awards in the future under our share incentive plan, which may increase share-based compensation expenses, affect our financial performance, and potentially dilute the shareholding of our Shareholders.

In order to attract and retain qualified employees, provide incentives to our directors and employees, and promote the success of our business, we adopted a share incentive plan in September 2020, which was amended and restated in May 2021 (as so amended and restated, the “2020 Share Incentive Plan”) and the Post-IPO Share Scheme with effect from December 22, 2022. For the years ended December 31, 2020, 2021 and 2022, we recorded RMB657.2 million, RMB1.9 billion and RMB692.2 million (US$100.4 million) in share-based compensation expenses, respectively.

We believe the granting of share-based awards is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based awards to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

We face certain risks related to our leased properties.

We lease real properties in China from third parties primarily as office space. We have not registered some of our lease agreements for these properties with the PRC governmental authorities as required by laws of mainland China. Although the failure to do so does not in itself invalidate the lease agreements, we may be ordered by the PRC government authorities to rectify such noncompliance and, if such noncompliance is not rectified within a given period of time, we may be subject to fines imposed by PRC government authorities ranging from RMB1,000 and RMB10,000 for each lease agreement that has not been registered with the relevant PRC governmental authorities. In addition, the land nature and planned uses of certain leased properties are inconsistent with the use stipulated in our lease contracts and the owners do not provide any approval from the competent authorities for the change of uses of such leased properties. Thus, we may not be able to continue to use such leased properties and may have to relocate to other premises, if the competent authorities order the owners to make rectifications. In addition, certain of our leased properties were subject to mortgage when we entered our lease agreements. If the ownership of such properties changes as a result of the foreclosure of the mortgage, we may not be able to enforce our rights to the leased properties under the respective lease agreements against the mortgagee. We cannot assure you that suitable alternative locations are readily available on commercially reasonable terms, or at all, and if we are unable to relocate our affected operations in a timely manner, our operations may be adversely affected.

The ownership certificates or other similar proof of some of our leased properties have not been provided to us by the relevant lessors. Therefore, we cannot assure you that such lessors are entitled to lease the relevant real properties to us. If the lessors are not entitled to lease the real properties to us and the owners of such real properties decline to ratify the lease agreements between us and the respective lessors, we may not be able to enforce our rights to lease such properties under the respective lease agreements against the owners. If we face challenges from the legal owners of the leased real properties or other third parties, we could be required to vacate the properties and incur additional costs, in the event of which we could only initiate the claim against the lessors under relevant laws of mainland China and/or lease agreements for indemnities for their breach of the relevant leasing agreements. We cannot assure you that suitable alternative locations are readily available on commercially reasonable terms, or at all, and if we are unable to relocate our officers in a timely manner, our operations may be interrupted.

We face risks related to natural and other disasters, including severe weather conditions or outbreaks of health epidemics, and other extraordinary events, which could significantly disrupt our operations.

In addition to the impact of COVID-19, our business could be materially and adversely affected by natural disasters, other health epidemics or other public safety concerns. Natural disasters may give rise to server interruptions, breakdowns, system failures, technology platform failures, internet failures or other operation interruptions for us and our business partners, which could cause the loss or corruption of data or malfunction of software or hardware as well as adversely affect our ability and the ability of our business partners to conduct daily operations. Our business could also be adversely affected if employees of ours or our business partners are affected by health epidemics. In addition, our results of operations could be adversely affected to the extent that any health epidemic harms the Chinese economy in general.

Our headquarter is located in Beijing, China, where most of our directors and management and the majority of our employees currently reside. Most of our system hardwares and the back-up systems supplied by third-party cloud service providers are hosted in facilities located in China. Consequently, if any natural disasters, health epidemics or other public safety concerns were to affect China and Beijing in particular, our operation may experience material disruptions, which may materially and adversely affect our business, financial condition and results of operations.

Risks Relating to Our Corporate Structure

If the PRC government finds that the agreements that establish the structure for operating some of our operations in China do not comply with laws and regulations of mainland China relating to the relevant industries, or if these laws and regulations or the interpretation of existing laws and regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

Foreign ownership in entities that provide internet and other related businesses, including but not limited to, the value-added telecommunication services, internet audio-video program services and radio and television program services, is subject to restrictions under current laws and regulations of mainland China, unless certain exceptions are available. Specifically, the operation of certain value-added telecommunications services are considered “restricted,” and foreign ownership of an internet information service provider may not exceed 50%. The provision of internet audio-video program services and radio and television program services are considered “prohibited.”

We are a Cayman Islands company and our mainland China subsidiaries are considered foreign-invested enterprises. To ensure compliance with the laws and regulations of mainland China, we conduct our foreign investment restricted business in mainland China through Beijing Huapin Borui Network Technology Co., Ltd., or the VIE, and its subsidiaries, and the VIE currently holds the value-added telecommunication business license and other licenses necessary for our operation of such restricted business, based on a series of contractual arrangements by and among Beijing Glory Wolf Co., Ltd., or our WFOE, the VIE, and shareholders of the VIE. These contractual agreements enable us to (i) direct the activities of the VIE, (ii) receive substantially all of the economic benefits of the VIE, (iii) have the pledge right over the equity interests in the VIE as the pledgee, and (iv) have an exclusive purchase option to purchase all or part of the equity interests and/or assets in the VIE when and to the extent permitted by laws of mainland China. Because of these contractual arrangements, we are the primary beneficiary of the VIE in mainland China and hence consolidate its financial results for accounting purpose as the variable interest entity under U.S. GAAP. We conduct our operations in mainland China through (i) our mainland China subsidiaries and (ii) the VIE with which we maintained these contractual arrangements and their subsidiaries in mainland China. See “Item 4. Information on the Company—C. Organizational Structure” for further details. Investors in our ADSs thus are not purchasing equity interest in the VIE in mainland China but instead are purchasing equity interest in a Cayman Islands holding company with no equity ownership in the VIE.

In the opinion of our PRC legal counsel, (i) the ownership structures of the VIE and our WFOE in mainland China are not in violation of mandatory provisions of applicable laws and regulations of mainland China currently in effect; and (ii) the agreements under the contractual arrangements among our WFOE, the VIE, and shareholders of the VIE governed by laws of mainland China are valid and binding upon each party to such arrangements and enforceable against each party thereto in accordance with their terms and applicable laws and regulations of mainland China currently in effect. However, we have been further advised by our PRC legal counsel that there are substantial uncertainties regarding the interpretation and application of current or future laws and regulations of mainland China. In particular, there are uncertainties as to how the Foreign Investment Law, which was approved by the National People’s Congress on March 15, 2019 and took effect on January 1, 2020, would be interpreted and implemented and if it would represent a major change to the laws and regulations relating to the VIE structures. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—Our current corporate structure and business operations may be substantially affected by the Foreign Investment Law”. We cannot assure you that the PRC government would view our contractual arrangements as in compliance with PRC licensing, registration and other regulatory requirements, with existing policies, or with requirements or policies that may be adopted in the future. For example, on February 17, 2023, the CSRC issued the Overseas Listing Regulations and five supporting guidelines, which regulate the direct and indirect overseas offering and listing of PRC domestic companies’ securities by adopting a filing-based regulatory regime. Companies based in mainland China that seek to offer and list securities in overseas markets, either through direct or indirect means, are required to go through the filing procedure with the CSRC and report relevant information. At a press conference held for the Overseas Listing Regulations on February 17, 2023, officials from the CSRC clarified that, the CSRC will solicit opinions from relevant PRC regulatory authorities and complete the filing for companies that seek to offer and list their securities overseas with VIE structure if such companies duly meet relevant compliance requirements. If we fail to complete the filing with the CSRC in a timely manner, or at all, for our further capital raising activities which are subject to filing requirements under the Overseas Listing Regulations due to the VIE structure, we may be required to unwind the VIE or adjust our business operations to meet relevant requirements and our ability to raise or utilize funds could be materially and adversely affected. However, as the Overseas Listing Regulations was recently promulgated, it remains uncertain as to its interpretation, application, and enforcement, in particular, for companies with VIE structures, and how they will affect our operations in China and our future capital raising activities.

Our holding company in the Cayman Islands, the VIE, and investments in our Company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIE and, consequently, the business, financial condition, and results of operations of the VIE and our Company as a group. In addition, our ADSs may decline in value or become worthless if we are unable to direct the activities of the VIE, which contributed substantially all of our revenues in 2020, 2021, and 2022. Thus, the PRC government may ultimately take a view contrary to the opinion of our PRC legal counsel. If the PRC government otherwise find that we are in violation of any existing or future laws or regulations of mainland China or lack the necessary permits or licenses to operate our business, the relevant governmental authorities would have broad discretion in dealing with such violation, including, without limitation:

●	revoking the business licenses and/or operating licenses of our entities in mainland China;
●	imposing fines on us;
●	confiscating any of our income that they deem to be obtained through illegal operations, or imposing other requirements with which we or the VIE may not be able to comply;
●	discontinuing or placing restrictions or onerous conditions on our operations;
●	placing restrictions on our right to collect revenues;
●	shutting down our servers or blocking our online recruitment platform;
●	requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with the VIE and deregistering the equity pledges of the VIE, which in turn would affect our ability to consolidate or derive economic interests from the VIE;
●	restricting or prohibiting our use of the proceeds from our offshore offerings or other of our financing activities to finance the business and operations of the VIE; or
●	taking other regulatory or enforcement actions that could be harmful to our business.

If the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with regulations of mainland China, or if these regulations change or are interpreted differently in the future, our Class A ordinary shares or ADSs may decline in value or become worthless if we are unable to direct the activities of the VIE, which conducts substantially all our business operations that generate external revenues. Our holding company in the Cayman Islands, the VIE, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIE and, consequently, significantly affect the financial performance of our company.

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

We have to rely on the contractual arrangements with the VIE and its shareholders to operate the business in areas where foreign ownership is restricted, including but not limited to, provision of certain value-added telecommunication services. For description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the VIE and Its Shareholders.” These contractual arrangements, however, may not be as effective as direct ownership. For example, the VIE and its shareholders could breach their contractual arrangements with us by, among other things, failing to conduct the operations of the VIE in an acceptable manner or taking other actions that are detrimental to our interests.

If we had direct ownership of the VIE in mainland China, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of the VIE, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by the VIE and its shareholders of their obligations under the contracts. The shareholders of the VIE may not act in the best interests of our company or may not perform their obligations under these contracts. If any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of laws of mainland China and arbitration, litigation and other legal proceedings and therefore will be subject to uncertainties in the PRC legal system. Meanwhile, there are very few precedents as to whether contractual arrangements would be judged to be effective over the relevant consolidated affiliated entities through the contractual arrangements, or how contractual arrangements in the context of a VIE should be interpreted or enforced by the courts of mainland China. Should legal actions become necessary, we cannot guarantee that the court will rule in favor of the enforceability of the VIE contractual arrangements. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, our ability to conduct our business may be materially adversely affected. See “—Any failure by the VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.”

Any failure by the VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.

If the VIE or its shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under laws of mainland China, including seeking specific performance or injunctive relief, and contractual remedies, which we cannot assure you will be sufficient or effective under laws of mainland China. For example, if the shareholders of the VIE were to refuse to transfer their equity interests in the VIE to us or our designee if we exercise the purchase option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations. In addition, if any third parties claim any interest in such shareholders’ equity interests in the VIE, our ability to exercise shareholders’ rights or foreclose the share pledge according to the contractual arrangements may be impaired. If these or other disputes between the shareholders of the VIE and third parties were to impair our status as the primary beneficiary of the VIE, our ability to consolidate the financial results of the VIE would be affected, which would in turn result in a material adverse effect on our business, operations and financial condition.

All the agreements under our contractual arrangements are governed by laws of mainland China and provide for the resolution of disputes through arbitration in mainland China. Accordingly, these contracts would be interpreted in accordance with laws of mainland China and any disputes would be resolved in accordance with PRC legal procedures. Uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. See “—Risks Relating to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.” Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a consolidated VIE should be interpreted or enforced under laws of mainland China. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under laws of mainland China, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in courts of mainland China through arbitration award recognition proceedings, which would require additional expenses and delay. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, our ability to conduct our business may be negatively affected.

The shareholders of the VIE may have actual or potential conflicts of interest with us.

The shareholders of the VIE may have actual or potential conflicts of interest with us. These shareholders may breach, or cause the VIE to breach, or refuse to renew, the existing contractual arrangements we have with them and the VIE, which would have a material and adverse effect on our ability to direct the activities of the VIE and receive economic benefits from it. For example, the shareholders may be able to cause our agreements with the VIE to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor.

Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company, except that we could exercise our purchase option under the exclusive purchase option agreements with these shareholders to request them to transfer all of their equity interests in the VIE to an entity in mainland China or individual designated by us, to the extent permitted by laws of mainland China. For Mr. Peng Zhao, who is our Chairman and Chief Executive Officer and also a major shareholder of the VIE, we rely on him to abide by the laws of the Cayman Islands, which provide that directors and officers owe a fiduciary duty to the company that requires them to act in good faith and in what they believe to be the best interests of the company and not to use their position for personal gains. The shareholders of the VIE have executed powers of attorney to appoint our WFOE to vote on their behalf and exercise voting rights as shareholders of the VIE. If we cannot resolve any conflict of interest or dispute between us and the shareholders of the VIE, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

The shareholders of the VIE may be involved in personal disputes with third parties or other incidents that may have an adverse effect on their respective equity interests in the VIE and the validity or enforceability of our contractual arrangements with the VIE and its shareholders. For example, in the event that any individual shareholder of the VIE divorces his or her spouse, the spouse may claim that the equity interest of the VIE held by such shareholder is part of their community property and should be divided between such shareholder and his or her spouse. If such claim is supported by the court, the relevant equity interest may be obtained by the shareholder’s spouse or another third party who is not subject to obligations under our contractual arrangements, which could result in a loss of our status as the primary beneficiary of the VIE. Similarly, if any of the equity interests of the VIE is inherited by a third party with whom the current contractual arrangements are not binding, we could lose our status as the primary beneficiary of the VIE or have to maintain such status by incurring unpredictable costs, which could cause significant disruption to our business and operations and harm our financial condition and results of operations.

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

Under applicable laws and regulations of mainland China, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We could face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements in relation to the VIE were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable laws of mainland China, rules and regulations, and adjust the taxable income of the VIE in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by the VIE for PRC tax purposes, which could in turn increase its tax liabilities without reducing our mainland China subsidiaries’ tax expenses. In addition, the PRC tax authorities may impose late payment fees and other penalties on the VIE for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if the VIE’s tax liabilities increase or if it is required to pay late payment fees and other penalties.

Our current corporate structure and business operations may be substantially affected by the Foreign Investment Law.

On March 15, 2019, the National People’s Congress promulgated the PRC Foreign Investment Law, which took effect on January 1, 2020. Since it is relatively new, substantially uncertainties exist in relation to its interpretation and implementation. The PRC Foreign Investment Law does not explicitly classify whether VIEs that are controlled through contractual arrangements would be deemed as foreign invested enterprises if they are ultimately “controlled” by foreign investors. However, it has a catch-all provision under definition of “foreign investment” that includes investments made by foreign investors in mainland China through other means as provided by laws, administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions of the State Council to provide for contractual arrangements as a form of foreign investment, at which time it will be uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment in mainland China and if yes, how our contractual arrangements should be dealt with.

The PRC Foreign Investment Law grants national treatment to foreign-invested entities, except for those foreign-invested entities that operate in industries specified as either “restricted” or “prohibited” from foreign investment in the Special Administrative Measures (Negative List) for Access of Foreign Investment, jointly promulgated by the MOFCOM and the National Development and Reform Commission, or the NDRC, and came into effect in January 2022. The PRC Foreign Investment Law provides that (i) foreign-invested entities operating in “restricted” industries are required to obtain market entry clearance and other approvals from relevant PRC government authorities; (ii) foreign investors shall not invest in any industries that are “prohibited” under the Negative List. If our consolidation of the VIE for accounting purpose is deemed as foreign investment in the future, and any business of the VIE is “restricted” or “prohibited” from foreign investment under the “negative list” effective at the time, we may be deemed to be in violation of the PRC Foreign Investment Law, the contractual arrangements may be deemed as invalid and illegal, and we may be required to unwind such contractual arrangements and/or restructure our business operations, any of which may have a material adverse effect on our business operation.

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

The vast majority of our operations are located in mainland China. Accordingly, our business, prospects, financial condition and results of operations may be influenced to a significant degree by political, economic and social conditions in China generally and by continued economic growth in China as a whole.

The Chinese economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in mainland China, such as land, are still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The online recruitment service industry is highly sensitive to general economic changes. Any adverse changes in economic conditions in China, in the policies of the Chinese government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, lead to a reduction in demand for our services and adversely affect our competitive position. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. The growth rate of the Chinese economy has gradually slowed since 2012. Any prolonged slowdown in the global and Chinese economy may reduce the demand for our services and materially and adversely affect our business and results of operations.

Uncertainties with respect to the PRC legal system could adversely affect us.

The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value. The overall effect of legislation over the past four decades has significantly enhanced the protections afforded to various forms of foreign investments in China. However, PRC legal system is evolving continuously and its recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. Our WFOE is a foreign-invested enterprise and is subject to laws and regulations applicable to foreign-invested enterprises, and our WFOE and the VIE are also subject to various Chinese laws and regulations generally applicable to companies incorporated in mainland China. However, since these laws and regulations are relatively new and may be amended from time to time, and because of the limited number of published decisions and the nonbinding nature of such decisions and the significant discretion relevant regulators legally have in enforcing them, the interpretations of many laws, regulations, and rules may not be uniform and their enforcement involves uncertainties. These uncertainties may affect our judgment on the relevance of legal requirements and our ability to enforce our contractual rights or tort claims. Besides, the PRC is geographically large and divided into various provinces and municipalities and, as such, different laws, rules, regulations and policies may have different and varying applications and interpretations in different parts of the PRC.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since mainland China’s administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of protection we enjoy. Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, and which may have a retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. In addition, any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, and any failure to respond to changes in the regulatory environment in China could materially and adversely affect our business and impede our ability to continue our operations.

The PRC government’s oversight and discretion over our business operations could result in a material adverse change in our operations and the value of our Class A ordinary shares and/or ADSs.

We conduct our business primarily in mainland China. Our operations in China are governed by laws and regulations of mainland China. The PRC government has significant oversight and discretion over the conduct of our business, and may intervene or influence our operations as the government deems appropriate to advance regulatory and societal goals and policy positions. In recent years, the PRC government has published new policies that significantly affected certain industries and we cannot rule out the possibility that it will in the future promulgate regulations or policies that directly or indirectly affect our industry or require us to seek additional permission to continue our operations, which could result in a material adverse change in our operation and/or the value of our Class A ordinary shares and/or ADSs.

The approval of or filing and reporting with the CSRC or other PRC government authorities may be required in connection with our overseas offerings under laws of mainland China, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing and reporting procedures.

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

On February 17, 2023, the CSRC issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Regulations, which became effective on March 31, 2023. Pursuant to the Overseas Listing Regulations, domestic companies in mainland China that directly or indirectly offer or list their securities in an overseas market are required to file with the CSRC. In addition, an overseas listed company must also submit the filing with respect to its follow-on offerings, issuance of convertible corporate bonds and exchangeable bonds, and other equivalent offering activities, within a specific time frame requested under the Overseas Listing Regulations. Based on the foregoing, we may be subject to the filing requirements for our future capital raising activities under the Overseas Listing Regulations. As the Overseas Listing Regulations was newly promulgated, uncertainty remains as to its interpretation and implementation upon promulgation and how these regulations will affect our operations and future overseas offerings. We cannot assure you that we will be able to complete such filing in a timely manner and fully comply with such regulations to maintain the listing status of our ADSs and/or other securities, or to conduct any securities offerings in the future.In addition, we cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us. If it is determined in the future that approval and filing from the CSRC or other regulatory authorities or other procedures, such as a cybersecurity review, are required for our future overseas offerings, it is uncertain whether we can or how long it will take us to obtain such approval or complete such filing procedures and any such approval or filing could be rescinded or rejected. Any failure to obtain or delay in obtaining such approval or completing such filing procedures for our overseas offerings, or a rescission of any such approval or filing if obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities for failure to seek CSRC approval or filing or other government review or authorization for our overseas offerings. These regulatory authorities may impose fines and penalties on our operations in mainland China, limit our ability to pay dividends outside of mainland China, limit our operating privileges in mainland China, delay or restrict the repatriation of the proceeds from our offshore offerings into mainland China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our shares. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our overseas offerings. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our overseas offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our shares. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Our business is subject to complex and evolving laws and regulations of mainland China. Any failure or perceived failure to comply with these laws and regulations could result in penalties, claims, changes to our business practices, negative publicity, legal proceedings, increased cost of operations, or declines in user growth or engagement, or otherwise harm our business.”

The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. The auditor is located in mainland China, a jurisdiction where the PCAOB was historically unable to conduct inspections and investigations completely before 2022. As a result, we and investors in the ADSs were deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China in the past has made it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. However, if the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong, and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we and investors in our ADSs would be deprived of the benefits of such PCAOB inspections again, which could cause investors and potential investors in the ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Pursuant to the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, and our auditor was subject to that determination. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F for the fiscal year ended December 31, 2022.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. In accordance with the HFCAA, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if we are identified as a Commission-Identified Issuer for two consecutive years in the future. Although our Class A ordinary shares have been listed on the Hong Kong Stock Exchange and the ADSs and Class A ordinary shares are fully fungible, we cannot assure your that an active trading market for our Class A ordinary shares on the Hong Kong Stock Exchange will be sustained or that the ADSs can be converted and traded with sufficient market recognition and liquidity, if our shares and ADSs are prohibited from trading in the United States. A prohibition of being able to trade in the United States would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

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

We may rely on dividends and other distributions on equity paid by our mainland China subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our mainland China subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

We are a holding company, and we may rely on dividends and other distributions on equity paid by our mainland China subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. Current PRC regulations permit our mainland China subsidiaries to pay dividends to us only out of their accumulated after-tax profits upon satisfaction of relevant statutory conditions and procedures, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our mainland China subsidiaries is required to set aside at least 10% of its accumulated profits each year, after making up previous years’ accumulated losses, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. For a detailed discussion of applicable PRC regulations governing distribution of dividends, see “Item 4. Information on the Company—Business Overview—Regulations—Regulations Relating to Dividend Distribution.” Additionally, if our mainland China subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends or make other distributions to us. Any limitation on the ability of our mainland China subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

Any restriction on currency exchange may limit the ability of our mainland China subsidiaries to use their Renminbi revenues to pay dividends to us. The PRC government may continue to strengthen its capital controls and our mainland China subsidiaries’ dividends and other distributions may be subject to tightened scrutiny in the future. Any limitation on the ability of our mainland China subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

In addition, the Enterprise Income Tax Law and its implementation rules provide that a withholding tax at a rate of 10% will be applicable to dividends payable by Chinese companies to non-mainland China-resident enterprises unless reduced under treaties or arrangements between the PRC central government and governments of other countries or regions where the non-mainland China resident enterprises are tax resident. See “—We may not be able to obtain certain benefits under relevant tax treaty on dividends paid by our mainland China subsidiaries to us through our Hong Kong subsidiary.”

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

We are required by PRC Labor Law, and relevant regulations to pay various statutory employee benefits, including pensions insurance, medical insurance, work-related injury insurance, unemployment insurance, maternity insurance and housing provident fund, to designated government agencies for the benefit of our employees and associates. In October 2010, the SCNPC promulgated the Social Insurance Law of PRC, effective on July 1, 2011 and amended on December 29, 2018. On April 3, 1999, the State Council promulgated the Regulations on the Administration of Housing Provident Fund, which was amended on March 24, 2002 and March 24, 2019. Companies registered and operating in mainland China are required under the Social Insurance Law of PRC and the Regulations on the Administration of Housing Provident Fund to apply for social insurance registration and housing provident fund deposit registration within 30 days of their establishment and to pay for their employees different social insurance including pension insurance, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to the extent required by law. We could be subject to orders by competent labor authorities for rectification if we fail to comply with such social insurance and housing provident fund related laws and regulations, and failure to comply with the orders may further subject us to administrative fines. The relevant government agencies may examine whether an employer has made adequate payments of the requisite statutory employee benefits, and employers who fail to make adequate payments may be subject to late payment fees, fines and/or other penalties. If the relevant PRC authorities determine that we shall make supplemental social insurance and housing provident fund contributions or that we are subject to fines and legal sanctions in relation to our failure to make social insurance and housing provident fund contributions in full for our employees, our business, financial condition and results of operations may be adversely affected.

Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.

The conversion of Renminbi into foreign currencies, including Hong Kong dollars and U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against Hong Kong dollars and the U.S. dollars, at times significantly and unpredictably. The value of Renminbi against Hong Kong dollars, U.S. dollars, and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. We cannot assure you that Renminbi will not appreciate or depreciate significantly in value against Hong Kong dollars or U.S. dollars in the future. It is difficult to predict how market forces or PRC or U.S. government policies may impact the exchange rate between Renminbi, Hong Kong dollars and U.S. dollars in the future.

Any significant appreciation or depreciation of Renminbi may materially and adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, our Class A ordinary shares and/or ADSs in foreign currency. For example, to the extent that we need to convert Hong Kong dollars or U.S. dollars we receive into Renminbi to pay our operating expenses, appreciation of Renminbi against Hong Kong dollars or the U.S. dollars would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, a significant depreciation of Renminbi against Hong Kong dollars or the U.S. dollars may significantly reduce the Hong Kong dollar or the U.S. dollar equivalent of our earnings, which in turn could adversely affect the price of our Class A ordinary shares and/or ADSs.

Very limited hedging options are available in mainland China to reduce our exposure to exchange rate fluctuations. As of the date of this annual report, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

PRC regulation of loans to and direct investment in entities in mainland China by offshore holding companies and governmental control of currency conversion may delay or prevent us from making loans or additional capital contributions to our mainland China subsidiaries and the VIE, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

We are an offshore holding company conducting our operations in mainland China through our mainland China subsidiaries and the VIE. We may make loans to our mainland China subsidiaries and the VIE subject to the approval from or registration with governmental authorities and limitation on amount, we may make additional capital contributions to our wholly foreign-owned subsidiaries in mainland China, we may establish new mainland China subsidiaries and make capital contributions to these new mainland China subsidiaries, or we may acquire offshore entities with business operations in mainland China in an offshore transaction.

Most of the aforementioned ways of making loans or investments in entities in mainland China are subject to regulations and approvals of mainland China. For example, any loans to our mainland China subsidiaries and the VIE are subject to applicable foreign loan registrations with the local counterpart of SAFE and limitation on amount under laws of mainland China. If we decide to finance our wholly owned subsidiary in mainland China by means of capital contributions, these capital contributions are subject to filing and registration with certain PRC government authorities, including MOFCOM or its local counterparts and the SAMR through its Enterprise Registration System, the National Enterprise Credit Information Publicity System and the local counterpart of SAFE. In addition, an FIE shall use its capital pursuant to the principle of authenticity and self-use within its business scope.

SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Mode of Management of Settlement of Foreign Exchange Capital of Foreign Invested Enterprises, or SAFE Circular 19, effective on June 1, 2015 and amended on December 2019, in replacement of a former regulation. According to SAFE Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans (unless otherwise permitted in the business license), the repayment of inter-enterprise loans or the repayment of bank loans that have been transferred to a third party. Although SAFE Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within mainland China, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether SAFE will permit such capital to be used for equity investments in mainland China in actual practice. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in SAFE Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Specifically, SAFE Circular 16 provides that the capital of an FIE shall not be used for the following purposes: (i) directly or indirectly used for payment beyond the business scope of such FIE or the payment prohibited by relevant laws and regulations; (ii) directly or indirectly used for investment in securities or investments in financial management other than banks’ principal-secured products unless otherwise provided by relevant laws and regulations; (iii) the granting of loans to non-affiliated enterprises, except where it is expressly permitted in the business license; and (iv) paying the expenses related to the purchase of real estate that is not for self-use (except for the foreign-invested real estate enterprises). Violations of SAFE Circular 19 and SAFE Circular 16 could result in administrative penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer any foreign currency we hold, including the net proceeds from our offshore offerings, to our mainland China subsidiaries, which may adversely affect our liquidity and our ability to fund and expand our business in mainland China. On October 23, 2019, the SAFE promulgated the Notice of the State Administration of Foreign Exchange on Further Promoting the Convenience of Cross-border Trade and Investment, or the SAFE Circular 28, which, among other things, allows all foreign-invested companies to use Renminbi converted from foreign currency-denominated capital for equity investments in mainland China, as long as the equity investment is genuine, does not violate applicable laws, and complies with the negative list on foreign investment. On April 10, 2020, the SAFE promulgated the Circular on Optimizing Administration of Foreign Exchange to Support the Development of Foreign-related Business, or SAFE Circular 8, under which eligible enterprises are allowed to make domestic payments by using their capital funds, foreign loans and the income under capital accounts of overseas listing without providing the evidentiary materials concerning authenticity of each expenditure in advance, provided that their capital use shall be authentic and conforms to the prevailing administrative regulations on the use of income under capital accounts. However, since the SAFE Circular 28 and SAFE Circular 8 are relatively new, it is unclear how SAFE and competent banks will carry them out in practice.

Because we direct the activities of the VIE through contractual arrangements, we are not able to make capital contribution to the VIE and its subsidiaries; however, we may provide financial support to them by loans. Under relevant laws and regulations of mainland China, loans to the VIE directly from the Cayman entity shall not exceed 200% of the net assets of the relevant VIE, whereas loans from our mainland China subsidiaries, subject to relevant laws and regulations of mainland China concerning foreign currency, are not subject to amount limitations. Even though Renminbi capital, foreign debt and repatriated funds raised through overseas listing may be used at the discretion of the foreign-invested enterprise pursuant to SAFE Circular 19 and SAFE Circular 16, it is still not clear whether our mainland China subsidiaries, as foreign invested enterprises, are allowed to extend intercompany loans to the VIE. See “Item 4. Information on the Company—Business Overview—Regulations—Regulations Relating to Foreign Exchange—Regulations on Foreign Currency Exchange.”

In light of the various requirements imposed by PRC regulations on loans to and direct investment in entities in mainland China by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, or at all, with respect to future loans by us to our mainland China subsidiaries or the VIE or its subsidiaries or with respect to future capital contributions by us to our mainland China subsidiaries. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds from our offshore offerings and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of mainland China. We receive substantially all of our revenues in RMB. Under our current corporate structure, our company in the Cayman Islands may rely on dividend payments from our mainland China subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. Therefore, our wholly foreign-owned subsidiaries in mainland China are able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulation, such as the overseas investment registrations by our shareholders or the ultimate shareholders of our corporate shareholders who are mainland China residents. But approval from or registration with appropriate government authorities or delegated banks is required where RMB is to be converted into foreign currency and remitted out of mainland China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our Class A ordinary shares and/or ADSs.

PRC regulations relating to offshore investment activities by mainland China residents may limit our mainland China subsidiaries’ ability to increase their registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under laws of mainland China.

In July 2014, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles, or SAFE Circular 37. SAFE Circular 37 requires mainland China residents (including PRC individuals and PRC corporate entities as well as foreign individuals that are deemed as mainland China residents for foreign exchange administration purposes) to register with SAFE or its local branches in connection with their direct or indirect offshore investment activities. SAFE Circular 37 further requires amendment to the SAFE registrations in the event of any changes with respect to the basic information of the offshore special purpose vehicle, such as change of a PRC individual shareholder, name and operation term, or any significant changes with respect to the offshore special purpose vehicle, such as increase or decrease of capital contribution, share transfer or exchange, or mergers or divisions. SAFE Circular 37 is applicable to our shareholders who are mainland China residents and may be applicable to any offshore acquisitions that we make in the future. According to the Notice on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment released on February 13, 2015 by the SAFE, local banks will examine and handle foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration, under SAFE Circular 37 from June 1, 2015. The mainland China residents shall, by themselves or entrusting accounting firms or banks, file with the online information system designated by SAFE with respect to its existing rights under offshore direct investment each year prior to the requisite time.

If our shareholders or beneficial owners who are mainland China residents do not complete their registration or change of the registration with the local SAFE branches or qualified local banks or complete annual filing of its existing rights under offshore direct investment, or fail to obtain the approval or complete the filing with NDRC or MOFCOM or their local counterparts relating to the overseas investment activities, our mainland China subsidiaries may be prohibited from distributing to us its profits and proceeds from any reduction in capital, share transfer or liquidation, and we may be restricted in our ability to contribute additional capital to our mainland China subsidiaries. Moreover, failure to comply with the SAFE registration described above could result in liability under laws of mainland China for evasion of applicable foreign exchange restrictions.

We have used our best efforts to notify mainland China residents who directly or indirectly hold shares in our Cayman Islands holding company and who are known to us as being mainland China residents to timely complete the foreign exchange registrations and the relevant changes and annual filings of its existing rights under offshore direct investment. However, we may not be informed of the identities of all the mainland China residents or entities holding direct or indirect interest in our company, nor can we compel our all shareholders or beneficial owners who are mainland China residents to comply with SAFE registration requirements or other regulations relating to overseas investment activities issued by NDRC and MOFCOM. We cannot assure you that all shareholders or beneficial owners of ours who are mainland China residents have complied with, and will in the future make, obtain or update any applicable registrations or approvals required by, SAFE regulations or other regulations relating to overseas investment activities issued by NDRC and MOFCOM.

The failure or inability of such shareholders or beneficial owners to comply with SAFE regulations, or failure by us to amend the foreign exchange registrations of our mainland China subsidiaries, or other regulations relating to overseas investment activities issued by NDRC and MOFCOM, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our mainland China subsidiaries’ ability to make distributions or pay dividends to us or affect our ownership structure. As a result, our business operations and our ability to distribute profits to you could be materially and adversely affected.

Mainland China’s M&A Rules and certain other PRC regulations establish complex procedures for certain acquisitions of PRC companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in mainland China.

A number of laws and regulations of mainland China have established procedures and requirements that could make merger and acquisition activities in mainland China by foreign investors more time consuming and complex. In addition to the Anti-Monopoly Law of the PRC, itself, these include the Rules on Acquisition of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006, which was amended in 2009, and the Rules of the Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the Security Review Rules, promulgated in 2011. These laws and regulations impose requirements in some instances that MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. In addition, the Anti-Monopoly Law of the PRC requires that MOFCOM be notified in advance of any concentration of undertaking if certain thresholds are triggered. Moreover, the Security Review Rules specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by MOFCOM, and prohibit any attempt to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the relevant regulations to complete such transactions could be time consuming, and any required approval processes, including approval from MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

It may be difficult for overseas regulators to conduct investigation or collect evidence within mainland China.

Shareholder claims or regulatory investigation that are common in Hong Kong or the United States generally are difficult to pursue as a matter of law or practicality in the Chinese mainland. For example, in the Chinese mainland, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside of the Chinese mainland. Although the authorities in the Chinese mainland may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of mainland China. The Provisions on Strengthening the Confidentiality and Archive Management Work Relating to the Overseas Securities Offering and Listing by Domestic Companies, which became effective on March 31, 2023, provides that overseas securities regulatory authorities or other relevant regulatory authorities shall conduct investigation and evidence collection in relation to the overseas offering and listing of the securities of PRC domestic companies through cross-border cooperation. PRC domestic companies shall obtain prior consent from the CSRC or relevant authorities before cooperating with such overseas securities regulatory authorities or relevant authorities in connection with such inspections or investigations or providing relevant documents to such overseas securities regulatory authorities or relevant authorities. The inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within mainland China may further increase difficulties faced by you in protecting your interests. See also “—Risks Relating to Our Shares and Our ADSs—You may face difficulties in protecting your interests, and your ability to protect your rights through Hong Kong or U.S. courts may be limited, because we are incorporated under Cayman Islands law” for risks associated with investing in us as a Cayman Islands company.

Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

Pursuant to SAFE Circular 37, mainland China residents who participate in share incentive plans in overseas non-publicly listed companies due to their position as director, senior management or employees of the mainland China subsidiaries of the overseas companies may submit applications to SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose companies. Our directors, executive officers and other employees who are mainland China residents and who have been granted share-based awards may follow SAFE Circular 37 to apply for the foreign exchange registration before our Company becomes an overseas listed company. In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plans of Overseas Publicly Listed Company, or SAFE Circular 7. Under SAFE Circular 7 and other relevant rules and regulations, mainland China residents who participate in stock incentive plan in an overseas publicly listed company are required to register with SAFE or its local branches and complete certain other procedures. Participants of a stock incentive plan who are mainland China residents must retain a qualified PRC agent, which could be a subsidiary in mainland China of such overseas publicly listed company or another qualified institution selected by such subsidiary in mainland China, to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of its participants. Such participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of share-based awards, the purchase and sale of corresponding shares or interests and fund transfers. In addition, the PRC agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agent or the overseas entrusted institution or other material changes. We and our PRC employees who have been granted share-based awards are subject to SAFE Circular 7 and other relevant rules and regulations these regulations. Failure of our PRC share-based award holders to complete their SAFE registrations may subject these mainland China residents to fines and legal sanctions and may also limit our ability to contribute additional capital into our mainland China subsidiaries, limit our mainland China subsidiaries’ ability to distribute dividends to us, adopt additional incentive plans for our directors or employees under laws of mainland China or otherwise materially adversely affect our business. Our stock incentive plan has been registered with the Sanya branch of SAFE through Hainan Huapin Borui Network Technology Co., Ltd. as the domestic agent under the SAFE Circular 7.

In addition, the State Administration of Taxation, or the SAT has issued certain circulars concerning employee share options and restricted shares. Under these circulars, our employees working in mainland China who exercise share options or are granted restricted shares will be subject to PRC individual income tax. Our mainland China subsidiaries have obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC government authorities.

If we are classified as a mainland China resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-mainland China shareholders or ADS holders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of mainland China with a “de facto management body” within mainland China is considered a mainland China resident enterprise and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, productions, personnel, accounts and properties of an enterprise. In 2009, the SAT issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in mainland China. Although Circular 82 only applies to offshore enterprises controlled by mainland China enterprises or mainland China enterprise groups, not those controlled by PRC individuals or foreigners like us, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a mainland China enterprise or a mainland China enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in mainland China and will be subject to mainland China enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in mainland China; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in mainland China; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in mainland China; and (iv) at least 50% of voting board members or senior executives habitually reside in mainland China.

We believe that none of our entities outside of mainland China is a mainland China resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that we are a mainland China resident enterprise for enterprise income tax purposes, we will be subject to the enterprise income tax on our global income at the rate of 25% and we will be required to comply with mainland China enterprise income tax reporting obligations. In addition, gains realized on the sale or other disposition of the Class A ordinary shares and/or ADSs may be subject to PRC tax, at a rate of 10% in the case of non-resident enterprises unless otherwise reduced or exempted by relevant tax treaties or similar arrangements, or 20% in the case of non-resident individuals, if such gains are deemed to be from PRC sources. It is unclear whether non-mainland China shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and mainland China in the event that we are treated as a mainland China resident enterprise. Any such tax may reduce the returns on your investment in the Class A ordinary shares and/or ADSs.

In addition to the uncertainty as to the application of the “resident enterprise” classification, we cannot assure you that the PRC government will not amend or revise the taxation laws, rules and regulations to impose stricter tax requirements or higher tax rates. Any of such changes could materially and adversely affect our financial condition and results of operations.

We may not be able to obtain certain benefits under relevant tax treaty on dividends paid by our mainland China subsidiaries to us through our Hong Kong subsidiary.

We are a holding company incorporated under the laws of the Cayman Islands and as such rely on dividends and other distributions on equity from our mainland China subsidiaries to satisfy part of our liquidity requirements. Pursuant to the PRC Enterprise Income Tax Law, a withholding tax rate of 10% currently applies to dividends paid by a mainland China “resident enterprise” to a foreign enterprise investor, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with mainland China that provides for preferential tax treatment. Pursuant to the Arrangement between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation on Income, such withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a mainland China enterprise. According to the Announcement of the State Administration of Taxation on Issues concerning the “Beneficial Owner” in Tax Treaties, which became effective in April 2018, whether a resident enterprise is a “beneficial owner” that can apply for a low tax rate under tax treaties depends on an overall assessment of several factors, which may bring uncertainties to the applicability of preferential tax treatment under the tax treaties. Furthermore, the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Treaties, which became effective in January 2020, requires non-resident enterprises to determine whether they are qualified to enjoy the preferential tax treatment under the tax treaties and file relevant report and materials with the tax authorities. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. See “Financial Information—Taxation.” In the future we intend to re-invest all earnings, if any, generated from our mainland China subsidiaries for the operation and expansion of our business in China. Should our tax policy change to allow for offshore distribution of our earnings, we would be subject to a significant withholding tax. We cannot assure you that our determination regarding our qualification to enjoy the preferential tax treatment will not be challenged by the relevant tax authority or we will be able to complete the necessary filings with the relevant tax authority and enjoy the preferential withholding tax rate of 5% under the arrangement with respect to dividends to be paid by our mainland China subsidiaries to our Hong Kong subsidiary.

We face uncertainty with respect to indirect transfers of equity interests in mainland China resident enterprises by their non-mainland China holding companies.

In February 2015, SAT issued the Bulletin on Issues of Enterprise Income Tax on Indirect Transfer of Assets by Non-Resident Enterprises, or SAT Bulletin 7. SAT Bulletin 7 extends its tax jurisdiction to not only indirect transfers but also transactions involving transfer of other taxable assets, through the offshore transfer of a foreign intermediate holding company. In addition, SAT Bulletin 7 provides certain criteria on how to assess reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Bulletin 7 also brings challenges to both the foreign transferor and transferee (or other person who is obligated to pay for the transfer) of the taxable assets. Where a non-resident enterprise conducts an “indirect transfer” by transferring the taxable assets indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise being the transferor, or the transferee, or the mainland China entity which directly owned the taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to mainland China enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a mainland China resident enterprise unless otherwise reduced or exempted by relevant tax treaties or similar arrangements. On October 17, 2017, SAT issued the Bulletin on Issues Concerning the Withholding of Non-PRC Resident Enterprise Income Tax at Source, or SAT Bulletin 37, which came into effect on December 1, 2017 and amended on June 15, 2018. The SAT Bulletin 37 further clarifies the practice and procedure of the withholding of nonresident enterprise income tax.

We face uncertainties on the reporting and consequences of future private equity financing transactions, share exchanges or other transactions involving the transfer of shares in our company by investors that are non-mainland China resident enterprises. The PRC tax authorities may pursue such non-resident enterprises with respect to a filing or the transferees with respect to withholding obligation, and request our mainland China subsidiaries to assist in the filing. As a result, we and non-resident enterprises in such transactions may become at risk of being subject to filing obligations or being taxed under SAT Bulletin 7 and SAT Bulletin 37, and may be required to expend valuable resources to comply with them or to establish that we and our non-resident enterprises should not be taxed under these regulations, which may have a material adverse effect on our financial condition and results of operations.

If the custodians or authorized users of controlling non-tangible assets of our company, including our corporate chops and seals, fail to fulfill their responsibilities, or misappropriate or misuse these assets, our business and operations could be materially and adversely affected.

Under laws of mainland China, legal documents for corporate transactions are executed using the chops or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with the relevant branch of the SAMR. Although we usually utilize chops to enter into contracts, the designated legal representatives of our WFOE and the VIE have the apparent authority to enter into contracts on behalf of these entities without chops and bind the entities. The designated legal representatives of our entities in mainland China have signed employment agreements with us or these entities in mainland China under which they agree to abide by various duties. In order to maintain the physical security of our chops and chops of our entities in mainland China, we generally store these items in secured locations accessible only by the authorized personnel in the administrative department of each of our subsidiaries. Although we monitor such authorized personnel, there is no assurance such procedures will prevent all instances of abuse or negligence. Accordingly, if any of our authorized personnel misuse or misappropriate our corporate chops or seals, we could encounter difficulties in maintaining control over the relevant entities and experience significant disruption to our operations. If a designated legal representative obtains control of the chops in an effort to obtain control over our entities in mainland China, we or our entities in mainland China would need to pass a new shareholder or board resolution to designate a new legal representative and we would need to take legal action to seek the return of the chops, apply for new chops with the relevant authorities, or otherwise seek legal redress for the violation of the representative’s fiduciary duties to us, which could involve significant time and resources and divert management attention away from our regular business. In addition, the affected entities may not be able to recover corporate assets that are sold or transferred out of our control in the event of such a misappropriation if a transferee relies on the apparent authority of the representative and acts in good faith.

Risks Relating to Our Shares and Our ADSs

The trading price of the ADSs has been and may be, and the trading price of our Class A ordinary shares can be, volatile, which could result in substantial losses to investors.

The trading price of the ADSs has been volatile and could fluctuate widely due to factors beyond our control. The trading price of our Class A ordinary shares, likewise, can be volatile for similar or different reasons. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in Hong Kong or the United States. The securities of some of these companies, including online recruitment services companies, have experienced significant volatility, including, in some cases, substantial price declines in their trading prices. The trading performances of other Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in Hong Kong and/or the United States in general and consequently may impact the trading performance of our Class A ordinary shares and/or ADSs, regardless of our actual operating performance.

In addition to market and industry factors, the price and trading volume for the Class A ordinary shares and/or ADSs may be highly volatile for factors specific to our own operations, including the following:

●	actual or anticipated variations in our revenues, earnings and cash flow;
●	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;
●	fluctuations in key operating metrics;
●	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;
●	announcements of new offerings, solutions and expansions by us or our competitors;
●	announcements of studies and reports relating to the quality of the services offered in our online recruitment platform or similar platforms of our competitors;
●	failure of securities analysts to initiate or maintain coverage of our company, changes in financial estimates by securities analysts who follow our company or our failure to meet these estimates or the expectations of investors;

●	detrimental adverse publicity about us, our services or our industry;
●	announcements of new regulations, rules or policies relevant to our business;
●	additions or departures of key personnel;
●	release of lockup or other transfer restrictions on our outstanding equity securities or sales or perceived potential sales of additional equity securities;
●	potential litigation or regulatory investigations; and
●	other events or factors, including those resulting from war, epidemics, incidents of terrorism or responses to these events.

Any of these factors may result in large and sudden changes in the volume and price at which the Class A ordinary shares and/or ADSs will trade. Furthermore, the stock market in general experiences price and volume fluctuations that are often unrelated or disproportionate to the operating performance of companies like us. These broad market and industry fluctuations may adversely affect the market price of our Class A ordinary shares and/or ADSs. Volatility or a lack of positive performance in the price of Class A ordinary shares and/or ADSs may also adversely affect our ability to retain key employees, most of whom have been granted equity incentives.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. A shareholder class action lawsuit has been filed against us and certain of our directors and officers. See “Item 4. Information on the Company—Business Overview—Legal and Administrative Proceedings” for more details. Our involvement in a class action suit could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares or ADSs may view as beneficial.

Pursuant to our currently effective memorandum and articles of association, our authorized share capital consists of Class A ordinary shares and Class B ordinary shares (with certain shares remaining undesignated, with power for our directors to designate and issue such classes of shares as they think fit). Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to 10 votes per share, subject to certain exceptions. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Mr. Peng Zhao, our Founder, Chairman and Chief Executive Officer, beneficially owns all of our issued Class B ordinary shares. As of February 28, 2023 these Class B ordinary shares will constitute 16.3% of our total issued and outstanding share capital and 66.0% of the aggregate voting power of our total issued and outstanding share capital, subject to certain exceptions, due to the disparate voting powers associated with our dual-class share structure. As a result of the dual-class share structure and the concentration of ownership, holders of Class B ordinary shares will have considerable influence over matters such as decisions regarding mergers and consolidations, election of directors and other significant corporate actions. Such holders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our Class A ordinary shares and/or ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

The dual-class structure of our ordinary shares may adversely affect the trading market for our Class A ordinary shares and/or ADSs.

Certain shareholder advisory firms have announced changes to their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500, to exclude companies with multiple classes of shares and companies whose public shareholders hold no more than 5% of total voting power from being added to such indices. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the dual-class structure of our ordinary shares may prevent the inclusion of our ADSs representing Class A ordinary shares in such indices and may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices could result in a less active trading market for our Class A ordinary shares and/or ADSs. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of our Class A ordinary shares and/or ADSs.

We cannot guarantee that any share repurchase program will be fully consummated or that any share repurchase program will enhance long-term shareholder value, and share repurchases could increase the volatility of the price of our Class A ordinary shares and/or ADSs and could diminish our cash reserves.

On March 9, 2022, our board of directors authorized a share repurchase program, under which we may repurchase up to US$150 million of our shares (including in the form of ADSs) over the following 12 months. On March 20, 2023, our board of directors authorized a new share repurchase program, under which we may repurchase up to US$150 million of our shares (including in the form of ADSs) over the following 12 months.

Our board of directors also has the discretion to authorize additional share repurchase programs in the future. The share repurchase programs do not obligate us to repurchase any specific dollar amount or to acquire any specific number of ADSs. We cannot guarantee that any share repurchase program will enhance long-term shareholder value. The share repurchase programs could affect the price of our Class A ordinary shares and/or ADSs and increase volatility and may be suspended or terminated at any time, which may result in a decrease in the trading price of our Class A ordinary shares and/or ADSs. Furthermore, share repurchases could increase the volatility of the price of our Class A ordinary shares and/or ADSs and could diminish our cash reserves.

If securities or industry analysts do not publish research or publishes inaccurate or unfavorable research about our business, or if they adversely change their recommendations regarding the Class A ordinary shares and/or ADSs, the market price for our Class A ordinary shares and/or ADSs and trading volume could decline.

The trading market for our Class A ordinary shares and/or ADSs will depend in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who covers us downgrades our Class A ordinary shares and/or ADSs or publishes inaccurate or unfavorable research about our business, the market price for our Class A ordinary shares and/or ADSs would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for our Class A ordinary shares and/or ADSs to decline.

You may need to rely on price appreciation of our Class A ordinary shares and/or ADSs for return on your investment.

KANZHUN LIMITED has not declared or paid any cash dividend in the past. Our board of directors may declare, and our company may pay, dividends after taking into account the results of operations, financial condition, cash flow, operating and capital expenditure requirements, future business development strategies and estimates and other factors as they may deem relevant.

Our board of directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid out of the share premium account if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business immediately following the date on which the dividend is proposed to be paid. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our Class A ordinary shares and/or ADSs will likely depend entirely upon any future price appreciation of our Class A ordinary shares and/or ADSs. There is no guarantee that our Class A ordinary shares and/or ADSs will appreciate in value or even maintain the price at which you purchased the Class A ordinary shares and/or ADSs. You may not realize a return on your investment in our Class A ordinary shares and/or ADSs and you may even lose your entire investment in our Class A ordinary shares and/or ADSs.

Techniques employed by short sellers may drive down the market price of our Class A ordinary shares and/or ADSs.

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

It is not clear what effect such negative publicity could have on us. If we were to become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable state law or issues of commercial confidentiality. Such a situation could be costly and time-consuming, and could distract our management from growing our business. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact our business operations, and any investment in the Class A ordinary shares and/or ADSs could be greatly reduced or even rendered worthless.

Substantial future sales or perceived potential sales of our Class A ordinary shares and/or ADSs in the public market could cause the price of our Class A ordinary shares and/or ADSs to decline.

Sales of a substantial amount of our Class A ordinary shares or the ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of our Class A ordinary shares or the ADSs and could materially impair our ability to raise capital through equity offerings in the future. Shares held by existing shareholders may also be sold in the public market in the future subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. Certain holders of our Class A ordinary shares may cause us to register under the Securities Act the sale of their shares, subject to the applicable lock-up period. Registration of these shares under the Securities Act would result in ADSs representing these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the form of ADSs in the public market could cause the price of the ADSs to decline. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our Class A ordinary shares or the ADSs.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year, which could subject United States investors in our ADSs to significant adverse United States income tax consequences.

A non-U.S. corporation, such as our company, will be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income, or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income (the “asset test”). Although the law in this regard is not entirely clear, we treat the VIE as being owned by us for U.S. federal income tax purposes because we control their management decisions and are entitled to substantially all of the economic benefits associated with them. As a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of the VIE for U.S. federal income tax purposes, we may be treated as a PFIC for the current taxable year and any subsequent taxable year. Assuming that we are the owner of the VIE for U.S. federal income tax purposes, we do not believe that we were a PFIC for the taxable year ended December 31, 2022 and do not expect to be a PFIC for the current taxable year or the foreseeable future.

While we do not expect to be or become a PFIC, no assurance can be given in this regard, however, because the determination of whether we will be or become a PFIC for any taxable year is a fact intensive determination made annually that depends, in part, upon the composition and classification of our income and assets. Fluctuations in the market price of our Class A ordinary shares and ADSs may cause us to be or become a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of our Class A ordinary shares and ADSs from time to time (which may be volatile).

If we are or become a PFIC for any taxable year during which a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—United States Federal Taxation”) holds our ADSs, certain adverse U.S.

Our memorandum and articles of association and the deposit agreement provide that the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) is the exclusive judicial forum within the U.S. for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States, and any suit, action or proceeding arising out of or relating in any way to our ADSs or the deposit agreement, which could limit the ability of holders of our Class A ordinary shares, ADSs or other securities to obtain a favorable judicial forum for disputes with us, our directors and officers, the depositary, and potentially others.

Our memorandum and articles of association provide that the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) is the exclusive forum within the United States for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States, regardless of whether such legal suit, action, or proceeding also involves parties other than our company. Our deposit agreement with the depositary also provides that the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) will have jurisdiction to hear and determine any suit, action, or proceeding and to settle any dispute between the depositary and us that may arise out of or relate in any way to the deposit agreement, including claims under the Securities Act. Holders and beneficial owners of our ADSs, by holding an ADS or an interest therein, understand and irrevocably agree that any legal suit, action, or proceeding against or involving us or the depositary arising out of or related in any way to the deposit agreement, ADSs, or the transactions contemplated thereby or by virtue of ownership thereof, including without limitation claims under the Securities Act, may only be instituted in the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks jurisdiction or such designation of the exclusive forum is, or becomes, invalid, illegal, or unenforceable, in the state courts of New York County, New York). However, the enforceability of similar federal court choice of forum provisions has been challenged in legal proceedings in the United States, and a court could find this type of provision to be inapplicable, unenforceable, or inconsistent with other documents relevant to the filing of such lawsuits. If a court were to find the federal court choice of forum provision contained in our memorandum and articles of association or our deposit agreement with the depositary to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions. If upheld, the forum selection clause in our memorandum and articles of association, as well as the forum selection provisions in the deposit agreement, may limit a security-holder’s ability to bring a claim against us, our directors and officers, the depositary, and potentially others in his or her preferred judicial forum, and this limitation may discourage such lawsuits. In addition, the Securities Act provides that both federal and state courts have jurisdiction over suits brought to enforce any duty or liability under the Securities Act or the rules and regulations thereunder. Accepting or consent to this forum selection provision does not constitute a waiver by you of compliance with federal securities laws and the rules and regulations thereunder. You may not waive compliance with federal securities laws and the rules and regulations thereunder. The exclusive forum provision in our memorandum and articles of association will not operate so as to deprive the courts of the Cayman Islands from having jurisdiction over matters relating to our internal affairs.

You may face difficulties in protecting your interests, and your ability to protect your rights through Hong Kong or U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act (As Revised) of the Cayman Islands, or the Companies Act, and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors owed to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors owed to us under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in Hong Kong or the United States. In particular, the Cayman Islands has a less developed body of securities laws than Hong Kong or the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have the standing to initiate a shareholder derivative action in a court in Hong Kong or a federal court of the United States.

Shareholders of Cayman Islands exempted companies like our Company have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies (other than our memorandum and articles of association, our register of mortgages and charges and special resolutions of our shareholders). Save that any register of members held in Hong Kong shall during normal business hours be open to inspection by a shareholder without charge and any other person on payment of a fee of such amount not exceeding the maximum amount as may from time to time be permitted under the Listing Rules as the Board may determine for each inspection, our directors have discretion under our memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of our board of directors or controlling shareholders than they would as public shareholders of a company incorporated in Hong Kong and the United States.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in mainland China against us or our management based on foreign laws.

We are an exempted company incorporated under the laws of the Cayman Islands. However, we conduct substantially all of our operations in mainland China and most of our assets are located in mainland China. In addition, all of our directors and senior executive officers reside within mainland China for at least a significant portion of the time and most are PRC nationals. As a result, it may be difficult for you to effect service of process upon us or our management residing in mainland China. It may also be difficult for you to enforce in U.S. courts of the judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state. On January 9, 2021, MOFCOM promulgated the Measures for Blocking Improper Extraterritorial Application of Foreign Laws and Measures, or Order No. 1, with immediate effect. Under Order No. 1, if a citizen, legal person or other organization of mainland China is prohibited or restricted by foreign legislation and other measures from engaging in normal economic, trade and related activities with a third state (or region) or its citizens, legal persons or other organizations, the citizen, legal person or other organization shall truthfully report such matters to MOFCOM within 30 days. Upon assessment and confirmation that there exists unjustified extra-territorial application of foreign legislation and other measures, MOFCOM will issue a prohibition order to prevent the relevant foreign legislation and other measures from being accepted, executed, or observed, but such a citizen, legal person or other organization may apply to MOFCOM for an exemption from compliance with such prohibition order. However, since Order No. 1 is relatively new, its enforcement involves uncertainty in practice.

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. courts of mainland China may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between mainland China and the country where the judgment is made or on principles of reciprocity between jurisdictions. Mainland China does not have any treaties or other forms of written arrangement with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the courts of mainland China will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of laws of mainland China or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a court of mainland China would enforce a judgment rendered by a court in the United States.

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

You may not receive the distributions we make on our Class A ordinary shares if the depositary decides it is impractical to make them available to you.

The depositary will distribute cash dividends on the ADSs only to the extent that we decide to distribute dividends on our Class A ordinary shares or other deposited securities. To the extent that there is a distribution, the depositary of our ADSs has agreed to distribute to you the cash dividends or other distributions it or the custodian receives on our Class A ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of Class A ordinary shares your ADSs represent. However, the depositary may, at its discretion, decide that it is impractical to make a distribution available to any holders of our ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property to you.

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

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;
●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;
●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time;
●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD; and
●	certain audit committee independence requirements in Rule 10A-3 of the Exchange Act.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of the Nasdaq Global Select Market. Press releases relating to financial results and material events are furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC is less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

We are a “controlled company” within the meaning of the Nasdaq Stock Market Rules and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

We are a “controlled company” as defined under the Nasdaq Stock Market Rules because Mr. Peng Zhao, our Founder, Chairman and Chief Executive Officer, beneficially owns more than 50% of our total voting power. For so long as we remain a controlled company under that definition, we are permitted to elect to rely on, and may rely on, certain exemptions from corporate governance rules, including (i) an exemption from having the majority of our board of directors composed of independent directors, (ii) having a compensation committee composed entirely of independent directors, and (iii) having a nomination committee and a corporate governance committee composed entirely of independent directors. As a result, you may not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements. Mr. Peng Zhao, a non-independent director, is a member of our compensation committee and nominating committee, whose extensive experience in talent management and human resource is considered to be valuable for the functioning of our nomination committee and compensation committee.

As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with such corporate governance listing standards.

As a Cayman Islands company listed on the Nasdaq Global Select Market, we are subject to the Nasdaq Stock Market’s corporate governance listing standards. However, Nasdaq Stock Market’s rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq Stock Market’s corporate governance listing standards. In 2022, we relied on the exemption available to foreign private issuers to the requirement that the audit committee shall have a minimum of three members, following our home country practice in the Cayman Islands. If we choose to follow any home country practice in the future, our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq Stock Market’s corporate governance listing standards applicable to U.S. domestic issuers. In addition, if we are subject to listing standards or other rules or regulations of other jurisdictions in the future, those requirements may further change the degree of protection for our shareholders to the extent they differ from the Nasdaq Stock Market’s corporate governance listing standards applicable to U.S. domestic issuers.

The voting rights of ADS holders are limited by the terms of the deposit agreement, and you may not be able to exercise your right to direct how the Class A ordinary shares which are represented by your ADSs are voted.

Holders of ADSs do not have the same rights as our shareholders. As a holder of our ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. As an ADS holder, you will only be able to exercise the voting rights carried by the underlying Class A ordinary shares which are represented by your ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Under the deposit agreement, you may vote only by giving voting instructions to the depositary. Upon receipt of your voting instructions, the depositary will endeavor, as far as is practicable, to vote the underlying Class A ordinary shares represented by your ADSs in accordance with your instructions, in the case of voting by poll, and in accordance with the instructions provided by a majority of the ADS holders who provide instructions, in the case of a vote by show of hands. If we ask for your instructions, then upon receipt of your voting instructions, the depositary will endeavor to vote the underlying Class A ordinary shares represented by your ADSs in accordance with these instructions. If we do not instruct the depositary to ask for your instructions, the depositary may still vote in accordance with instructions you give, but it is not required to do so. You will not be able to directly exercise your right to vote with respect to the underlying Class A ordinary shares unless you withdraw such shares, and become the registered holder of such shares prior to the record date for the general meeting. Under our memorandum and articles of association, the minimum notice period required to be given by our Company to our registered shareholders to convene a general meeting is seven calendar days. When a general meeting is convened, you may not receive sufficient advance notice of the meeting to withdraw the underlying Class A ordinary shares represented by your ADSs and become the registered holder of such shares to allow you to attend the general meeting and to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. In addition, under our memorandum and articles of association, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the underlying Class A ordinary shares represented by your ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We have agreed to give the depositary notice of shareholder meetings sufficiently in advance of such meetings. Nevertheless, we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the underlying Class A ordinary shares represented by your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to direct how the shares underlying your ADSs are voted and you may have no legal remedy if the underlying Class A ordinary shares represented by your ADSs are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholders’ meeting. Except in limited circumstances specified in the deposit agreement, the depositary for our ADSs will give us a discretionary proxy to vote the underlying Class A ordinary shares represented by your ADSs if you do not instruct the depositary to vote at shareholders’ meetings, which could adversely affect your interests.

We are entitled to amend the deposit agreement and to change the rights of ADS holders under the terms of such agreement, or to terminate the deposit agreement, without the prior consent of the ADS holders.

We are entitled to amend the deposit agreement and to change the rights of the ADS holders under the terms of such agreement, without the prior consent of the ADS holders. We and the depositary may agree to amend the deposit agreement in any way we decide is necessary or advantageous to us. Amendments may reflect, among other things, operational changes in the ADS program, legal developments affecting ADSs or changes in the terms of our business relationship with the depositary. In the event that the terms of an amendment impose or increase fees or charges (other than in connection with foreign exchange control regulations, and taxes and other governmental charges, delivery and other such expenses) or materially prejudice an existing substantial right of the ADS holders, ADS holders will only receive 30 days’ advance notice of the amendment, and no prior consent of the ADS holders is required under the deposit agreement. Furthermore, we may decide to terminate the ADS facility at any time for any reason. For example, terminations may occur when we decide to list our shares on a non-U.S. securities exchange and determine not to continue to sponsor an ADS facility or when we become the subject of a takeover or a going-private transaction. If the ADS facility will terminate, ADS holders will receive at least 30 days’ prior notice, but no prior consent is required from them. Under the circumstances that we decide to make an amendment to the deposit agreement that is disadvantageous to ADS holders or terminate the deposit agreement, the ADS holders may choose to sell their ADSs or surrender their ADSs and become direct holders of the underlying Class A ordinary shares, but will have no right to any compensation whatsoever.

ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

The deposit agreement governing the ADSs representing our Class A ordinary shares provides that the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, in the state courts in New York County, New York) shall have exclusive jurisdiction to hear and determine claims arising out of or relating in any way to the deposit agreement (including claims arising under the Securities Act) and in that regard, to the fullest extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws.

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

The depositary for the ADSs will give us a discretionary proxy to vote our Class A ordinary shares underlying your ADSs if you do not timely provide voting instructions to the depositary, except in limited circumstances, which could adversely affect your interests.

Under the deposit agreement for the ADSs, if you do not timely provide voting instructions to the depositary, the depositary will give us a discretionary proxy to vote our ordinary shares underlying your ADSs at shareholders’ meetings unless:

●	we have failed to timely provide the depositary with notice of the meeting and related voting materials;
●	we have instructed the depositary that we do not wish a discretionary proxy to be given;
●	we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;
●	we have informed the depositary that a matter to be voted on at the meeting may have an adverse impact on the rights of shareholders; or
●	the voting at the meeting is to be made on a show of hands.

The effect of this discretionary proxy is that if you do not timely provide voting instructions to the depositary in the manner required by the deposit agreement, you cannot prevent our Class A ordinary shares underlying your ADSs from being voted, except under the circumstances described above. This may make it more difficult for shareholders to influence the management of our Company. Holders of our Class A ordinary shares are not subject to this discretionary proxy.

The characteristics of the U.S. capital markets and the Hong Kong capital markets are different.

The Nasdaq Global Select Market and the Hong Kong Stock Exchange have different trading hours, trading characteristics (including trading volume and liquidity), trading and listing rules, and investor bases (including different levels of retail and institutional participation). As a result of these differences, the trading prices of our Class A ordinary shares and the ADSs representing them might not be the same, even allowing for currency differences. Fluctuations in the price of the ADSs due to circumstances peculiar to its home capital market could materially and adversely affect the price of the Class A ordinary shares. Certain events having significant negative impact specifically on the U.S. capital markets may result in a decline in the trading price of our Class A ordinary shares notwithstanding that such event may not impact the trading prices of securities listed in Hong Kong generally or to the same extent, or vice versa.

Exchange between our Class A ordinary shares and the ADSs may adversely affect the liquidity or trading price of each other.

The ADSs are currently traded on the Nasdaq Global Select Market. Subject to compliance with U.S. securities laws and the terms of the deposit agreement, holders of our Class A ordinary shares may deposit Class A ordinary shares with the depositary in exchange for the issuance of the ADSs. Any holder of ADSs may also present ADSs for cancellation and withdraw the underlying Class A ordinary shares pursuant to the terms of the deposit agreement for trading on the Hong Kong Stock Exchange. In the event that a substantial number of Class A ordinary shares are deposited with the depositary in exchange for ADSs or vice versa, the liquidity and trading price of our Class A ordinary shares on the Hong Kong Stock Exchange and the ADSs on the Nasdaq Global Select Market may be adversely affected.

The time required for the exchange between our Class A ordinary shares and the ADSs might be longer than expected and investors might not be able to settle or effect any sale of their securities during this period, and the exchange of Class A ordinary shares into ADSs involves costs.

There is no direct trading or settlement between the Nasdaq Global Select Market and the Hong Kong Stock Exchange on which the ADSs and our Class A ordinary shares are respectively traded. In addition, the time differences between Hong Kong and New York, unforeseen market circumstances, or other factors may delay the deposit of Class A ordinary shares in exchange for the ADSs or the withdrawal of Class A ordinary shares underlying the ADSs. Investors will be prevented from settling or effecting the sale of their securities during such periods of delay. In addition, we cannot assure you that any exchange for Class A ordinary shares into ADSs (and vice versa) will be completed in accordance with the timelines that investors may anticipate.

Furthermore, the depositary for the ADSs is entitled to charge holders fees for various services including for the issuance of ADSs upon deposit of Class A ordinary shares, cancelation of ADSs, distributions of cash dividends or other cash distributions, distributions of ADSs pursuant to share dividends or other free share distributions, distributions of securities other than ADSs, and annual service fees. As a result, shareholders who exchange Class A ordinary shares into ADSs, and vice versa, may not achieve the level of economic return the shareholders may anticipate.

We may be subject to securities litigation, which is expensive and could divert management attention.

Companies that have experienced volatility in the volume and market price of their shares have been subject to an increased incidence of securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, and, if adversely determined, could have a material adverse effect on our business, financial condition and results of operations.

Item 4.Information on the Company

A.	History and Development of the Company

We commenced operations by setting up Beijing Huapin Borui Network Technology Co., Ltd., or the VIE, in December 2013. Our holding company, KANZHUN LIMITED, was incorporated in January 2014 to facilitate offshore financing.

In February 2014, KANZHUN LIMITED established a wholly owned subsidiary in Hong Kong, Techfish Limited. In May 2014, Techfish Limited established a wholly owned subsidiary in mainland China, Beijing Glorywolf Co., Ltd., or our WFOE. In May 2014, we entered into a series of contractual arrangements with the VIE and its sole shareholder then to direct the activities of the VIE. The contractual arrangements with the VIE were subsequently replaced and superseded by updated agreements as a result of change in the VIE’s shareholders in December 2014, June 2016, February 2017, February 2020 and September 2022. In July 2014, we launched “BOSS Zhipin” app.

In June 2021, we listed our ADSs on the Nasdaq Global Select Market under the symbol “BZ.”

In December 2022, our Class A ordinary shares commenced trading on the Main Board of the Hong Kong Stock Exchange under the stock code “2076.”

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

The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC on www.sec.gov. You can also find information on our website https://ir.zhipin.com. The information contained on our website is not a part of this annual report.

B.	Business Overview

We are a leading online recruitment platform in China. Leveraging the power of our business model and technology innovations, we efficiently connect job seekers and enterprise users and reinvent how they interact with each other, thereby greatly improving their job hunting and recruitment efficiency, which in turn contributed to our business success in terms of scale and growth. Our average MAU grew from 19.8 million in 2020 to 27.1 million in 2021, further to 28.7 million in 2022. As of December 31, 2022, we had served 19.2 million verified enterprise users, 121.2 million verified job seekers and 10.1 million verified enterprises. We recorded paid enterprise customers of 2.2 million in 2020, 4.0 million in 2021, and 3.6 million in 2022. In 2022, our average DAU as percentage of average MAU reached 27.2%. In 2022, our platform generated an average of 3.1 billion chat messages every month.

We have also achieved full user coverage of white and gold-collar users, blue-collar users and college students, and have served a full spectrum of employers, large and small, in numerous industries and from diverse geographical areas. As of December 31, 2022, white and gold-collar users, blue-collar users, and college students as percentage of our job seeker user base reached 52.4%, 30.0% and 17.6%, respectively. We serve all 2022 Fortune China 500 companies. Out of the total number of verified enterprises we served, 85.4% had less than 100 employees as of December 31, 2022.

Our Platform

We connect job seekers and enterprise users in an efficient and seamless manner mainly through our highly interactive BOSS Zhipin mobile app, a mobile-native online recruitment platform that promotes instant direct chats between enterprise users and job seekers, delivers accurate matching results, and is powered by proprietary algorithms and big data insights. We are relentlessly focused on enhancing user experience by delivering efficient, intuitive and convenient experience to them throughout the recruitment cycle.

Our platform participants

Job seekers: We have a large and fast growing pool of job seekers consisting of white and gold-collar users, blue-collar users and college students.

Enterprise users: We serve an extensive network of employers covering small, mid-sized and large businesses across a broad range of industries and diverse geographic areas. Enterprise users of our platform include Bosses and recruiting professionals.

Bosses: Bosses refer to executives or middle-level managers of large enterprises and SMEs and micro business owners, who are the key decision makers that can better assess candidates’ capabilities, including their soft skills and cultural fit, and more efficiently identify the best people for their businesses. We get the Bosses involved on our platform since our inception. Our innovative model facilitates direct interaction between job seekers and Bosses, fulfils the undiscovered demands of hiring decision makers to directly participate in the recruiting process at an early stage, and allows us to amass a large number of Bosses. As of December 31, 2022, 66.0% of our verified enterprise users are not professional recruiting personnel, and we categorize these people as “Bosses.”

Recruiting professionals: We also serve recruiting professionals, including human resource officers and specialized hiring function employees of an employer, headhunters and hiring staff from human resource agencies.

Our pioneering features and value propositions

Mobile-native. We started as a mobile app, and we were built for the era of mobile internet, whereas other recruitment platforms were mainly born in the PC age and later piecemeal adapted a mobile interface. We were among the first to launch an online recruitment platform that is entirely based on mobile application. The ideology of creating a mobile-native recruitment platform is the foundation for our innovative business model that enables intelligent recommendation and two-way interactive communication and underpins many aspects of our operation. Our user interface and service design are centered around our mobile offerings, providing social-media-app type of enjoyable and intuitive user experience while enabling job seekers and enterprise users to engage in meaningful communication anytime, anywhere and receive quick responses.

Recommendation-based. Technology is at the core of our platform. We provide targeted job and candidate matches and recommendations in the form of feed streams. Our high quality data, rapid product iteration, and proprietary technology infrastructure enable us to provide accurate and adequate recommendation and matching results. We were the first to adopt a two-sided feed-based recommendation system among online recruitment platforms.

Direct chat. Either job seekers or enterprise users can initiate direct chat with their counterparties on our platform throughout the recruitment process. Direct chatting ensures that our users are active with real demands for job opportunities or candidates, and users can confirm each other’s intentions and their suitability before the interview, which makes their experience highly informative and efficient. Meanwhile, we are dedicated to protecting the job seekers’ privacy. Enterprise users are not allowed to access job seekers’ full resume or their contact information without job seekers’ consent. We were the first to adopt a business model that promotes two-way communication through direct chat and resume delivery upon consent among online recruitment platforms.

Our Services

Our services are purposely designed for improving job hunting and recruitment efficiency to elevate user experience.

For enterprise users. We provide direct recruitment services that allow enterprise users to post jobs, receive personalized candidate recommendations, engage in direct communication and receive resumes upon mutual consent. We also offer an expanding range of value-added tools to further enhance recruitment efficiency.

For job seekers. We provide job seeking services that allow job seekers to receive job recommendations, initiate direct chats and deliver resumes upon mutual consent. We also provide value-added tools that help them better prepare for their job hunt.

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

Bosses and recruiting professionals can set up their own accounts as enterprise users, post job openings and interact with job seekers. They can also provide their experiences of working at the company, tell a story about why they love the company and their jobs, and why job seekers should consider joining the company. Our unique enterprise user page gives more depth to a company’s corporate image.

Tailored and accurate recommendation serves full-spectrum of users

We leverage our proprietary algorithms and machine learning technologies to match and connect the right person with the right position through our curated job posting and candidate recommendations. Our typical user experience begins from the main feed, where users scroll through the recommended job postings or candidate listings and other customized professional content displayed on our platform which offers similar browsing experience as social media apps.

Our platform generates and aggregates massive unique data points, including user reviews, reach-outs, messaging, resume delivery and exchange of contact information. Informed by this rich and growing dataset, we leverage machine learning technologies to build and refine our advanced proprietary algorithms that enable customized job recommendation for our users at a massive scale. For example, each user’s every action or inaction to either review or ignore a recommendation delivers a feedback to our data system. These feedbacks, conveying each individual’s current likings and preferences, are instantly processed by our algorithms and immediately reflected in the new job openings or candidates recommended to the user. As more users use our job and candidate recommendation services, we are able to provide more accurate and tailored recommendations to different users leveraging this rich and growing dataset and its proprietary machine learning and deep learning technology. By optimizing our recommendation algorithm strategy and combining it with our market expertise and extensive industry knowledge, we are able to present more users with broader sets of recommendation results that are not limited to a certain industry to offer the possibilities of exploring cross-industry and cross-professional job opportunities, which further improves user satisfaction. Customized matching significantly improves the efficiency of job hunting and recruitment and enhances user experience which in turn elevate user engagement.

This tailored recommendation ensures the co-existence of our diverse user base on one mobile app. For example, white-collar users are unlikely to be seen or reached by enterprise users offering positions that predominantly require the performance of manual labor, while blue-collar users will receive recommendations of job openings that better meet their skill sets and expectations. Job seekers are thus less distracted by employers offering jobs that are unrelated to their job pursuits, and employers will receive candidate recommendations that the system believes meet their requirements. As a result, we have achieved full user coverage of white and gold-collar users, blue-collar users and college students, and have served a full spectrum of employers, large and small, in numerous industries and from diverse geographical areas, developing a powerful network effect.

We also aspire to promote equality in traffic distribution, and have developed our recommendation system surrounding this core value. We drive more traffic to users who are more responsive and have a higher level of interaction with other participants on the platform, which effectively rewards users who actively look for job openings or candidates, ensures a more efficient allocation of job and talent resources, encourages interaction between job seekers and enterprise users, provides greater opportunity for all users to tap into the massive talent pool and abundant job opportunities provided and, to a certain extent, levels the playing field. The fairer traffic distribution helps attract SMEs and long-tail job seekers who usually have less recruiting budget or less competitive background, further strengthening our competitive edge to unlock huge potential in underserved SME online recruitment and expand our user base.

Direct communication facilitates user engagement

We propel direct conversation between enterprise users and job seekers through our instant messaging function. Our job seeker recommendation system enables enterprise users to access our large job seeker pool to find, connect and interact with qualified job seekers. After reviewing their professional profiles, enterprise users can initiate direct conversation with job seekers to tell them more about their companies or a specific opportunity. Job seekers can also reach out to enterprise users to express their interests in a specific position through text and voice messages, emoticons and pictures.

Our instant messaging function ensures that platform users are active with real job hunting or recruiting needs. Job seekers and enterprise users can thus better manage their job hunting or recruitment journey as they can expect to receive responses from the other side within a short time. Failure to receive any responses within a day to two incentivizes users to move on and look for other employment or recruitment opportunities. Real time interaction between job seekers and enterprise users significantly drives user enthusiasm, increases user stickiness and fosters a highly engaged user base. In addition, direct communication between job seekers and enterprise users allows two-way flow of information and meaningful dialogues between job seekers and enterprise users, thereby generating more data points, especially behavioral data, compared to traditional online recruitment platforms that are focused on resume submission and downloading. Such data sheds light on user preference and helps with recommendation algorithm iteration. It also enables us to drive traffic to the most active job seekers and employers while easily filtering out outdated job openings and inactive job seekers (by analyzing user interaction and engagement data), thereby ensuring that job and candidate information on our platform is current and reducing the overload of less useful and stale information.

Our instant messaging function, conveniently set in mobile-native scenario, offers convenience and flexibility to users, which is especially beneficial to Bosses and blue-collar workers who are unable to make a major time commitment for recruitment and job hunting activities. Bosses are willing to attract, screen, or communicate with candidates. They have a clear understanding of desired candidate attributes, interested in taking a first crack to communicate, attract or screen candidates and are often the key decision makers in the recruiting process. The instant and close interaction created by our instant messaging feature is also particularly appealing to traditionally underserved SME employers, who are eager to attract quality candidates.

Resume delivery based on mutual consent

We firmly believe that recruiting is a two-way street. We are committed to transforming the recruiting process by empowering job seekers and giving them more say.

We put job seekers back to the pilot seat by giving them more control in the job hunting process. Different from the traditional models where enterprises can directly purchase job seekers’ full resumes, enterprise users on our platforms can only see a job seeker’s mini resume that contains limited information. Enterprise users are not allowed to access job seekers’ full resume or their contact information without job seekers’ express consents. Enterprise users are thus motivated to engage in meaningful conversations with job seekers to confirm mutual interest before inviting them to deliver resumes. For example, to attract quality job seekers and gain access to their resumes, enterprise users may need to proactively reach out to these job seekers, demonstrate benefits of the job and answer their questions. Similarly, job seekers cannot submit their resumes to an enterprise user without the enterprise user’s consent. This function also showcases our commitment to safeguard job seeker’s information and protect their privacy.

Our tailored matching and connecting combined with the effective communication between job seekers and enterprise users guarantee an efficient job hunting and recruiting experience. This enables us to build a large and diverse user base, and further developed a powerful network effect.

Value-added tools

We also offer value-added tools to job seekers and enterprises users.

For job seekers, we offer complementary tools, such as VIP resume template, increased resume exposure to enterprise users, candidate competitive analysis and message filtering services.

For enterprise users, we offer a combination of value-added tools that improve their recruitment efficiency. For example, our bulk invite sending connects enterprise users with multiple job seekers at one go to assist the employers to accomplish their recruiting goals in a timely manner. Our advanced filter allows enterprise users to filter through the list of job seekers we recommended through our proprietary matching system.

Our Other Mobile Applications

We provide online recruitment services through our main mobile app BOSS Zhipin, where the full suite of our services is available, Dianzhang Zhipin, which provides online recruitment services with a special focus on blue-collar recruitment, and KanZhun, which provides free employer reviews and interview experience sharing services.

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

Kanzhun

We also offer services to our users through KanZhun, a standalone employer review and job position cyclopedia product. Through KanZhun, users can also access and share a vast array of career related content. Job seekers join KanZhun to share their experiences interviewing at a particular company, and employees post reviews of their current or prior employers. Utilizing KanZhun, job seekers are more informed about the jobs and companies they apply to and consider joining.

Our Monetization Model

We provide recruitment and job hunting services to both enterprise users and job seekers and generate most of our revenue from paid services offered to enterprise users.

Paid services offered to enterprise users

For enterprise users, we offer direct recruitment services that allow them to post jobs and communicate with job seekers, which can be free or paid based on an innovative connection-oriented monetization strategy, supplemented by paid value-added tools to further enhance their recruitment efficiency as part of our overall recruitment services to the enterprise users.

When the supply of a job position exceeds the number of job seekers applying for that position to a certain degree, we rebalance the supply and demand of our ecosystem by charging the enterprise users a fee to post such jobs. This is achieved through our unique monetization mechanism, under which for a specific position in a set geographic region, we decide whether to charge the position based on a number of factors, including the number of the same positions offered in the region, the number of job seekers looking for the same job in the region, industry trends and prospects relating to the job position and demographics of the region, all of which center around the supply and demand of jobs and applicants for the position in the region.

For jobs not identified by us as paid positions, enterprise users can post the job positions without any charges and enjoy our basic services to communicate with a certain number of job seekers per day for free. Most of the job positions on our platform are free positions that enterprise users can post with no fees attached. For paid job positions, enterprise users need to first pay to post the job and then they will be able to enjoy our basic services to communicate with a certain number of job seekers per day for free following that job post. The balance of supply and demand enables job seekers to interact more with enterprise users with strong recruiting needs and reduces the likelihood of a job seeker being bombarded with too many reach-outs from persistent recruiting professionals. Our innovative connection-oriented monetization strategy well complements our direct recruitment model and effectively incentives us to promote interaction and connection between enterprise users and job seekers.

Enterprise users can also purchase value-added tools that offer them more functionalities and convenience to facilitate their recruitment journey. They can still receive job seeker recommendations, communicate with job seekers and make successful hire on our platform without buying any value-added tools.

Paid services offered to enterprise users

Enterprise users can purchase any of our paid services or tools on a standalone basis or as a part of the subscription package. We offer the same paid services and value-added tools under the subscription package and on a standalone basis. Enterprise can choose to buy any of our paid services or value-added tools either as a part of a subscription package or conduct ad hoc purchase. We identify enterprise users with large and long-term recruitment procurement needs and recommend customized subscription packages that contain a combination of paid services and value-added tools to better address their recruitment needs.

Services offered to job seekers

Job seekers receive job recommendations, browse job postings, communicate with enterprise users, deliver resume or contact information to enterprise users upon mutual consent, participate in audio and video interviews and receive offers on our platform for free. They can also purchase additional value-added services, including, for example, job competitive analysis and increased exposure of job seekers’ mini resume to help them better prepare for their job hunt.

Research and Technology

Cognizant of the barriers to providing accurate matching to our users, we are committed to continuously investing and building our technology strength to optimize two-sided job and candidate matching. Our technology advantages are demonstrated through our strong theoretical foundation, robust technology implementation and successful technological application.

Strong theoretical foundation supports our continuous innovation

We have devoted years of efforts on the systematic research on the key characteristics of the industry, including the labor market, talent flow, individual career development and professional skill sets development. In particular, we utilize advanced data analytics to analyze the changes of the labor market and the effect of talent flow on regional economic development. We also conduct research on sociological topics through modeling and simulation, including individual career development and the impact of gender differences. Along with the comprehensive user behavioral data analysis conducted by our Career Science Lab, these research results have helped us develop a comprehensive career knowledge graph, which provides valuable insights to an individual’s career development goals, occupation inclination, job position preferences and the recruiting needs of enterprises which fuel our continued advancement in our technology innovations, including the iteration of our proprietary algorithm to improve recommendation accuracy.

Technology implementation forms strong technical strengths and competitive barriers

Given the difficulties of recruitment recommendation, we have made significant investment to build our core technology capabilities in areas including:

Data and data insights: massive, multidimensional data and data insights

The capability to gather mass multidimensional data in granular details, which helps capture the unique traits of each job seeker and enterprise user. This is made possible through customized and accurate job/candidate recommendation based on a multitude of factors, including, for example, career development goals, occupation inclination, job position preferences of job seekers and the recruiting needs of enterprises.

We have a large, granular and fast-growing dataset containing multidimensional behavioral and static information of job seekers and enterprise users. Each job seeker has a mini resume containing their basic information, which matches the information contained in each job post. The information in each mini resume and job post forms our static user information data base. We also capture how each user interacts with others and the content on its platform in granular detail, which contributes to valuable behavioral data insights. Our models process these behavioral data instantly and provide users with refined matching results. Our strength in data technology is also characterized by our multi-label classification of data. Our data analytics technology takes into account more than three hundred elements of user features, which are growing over time and continue to optimize the algorithm model. For a single algorithm model, the more elements of data are collected and labeled, the more features that are included in the algorithm’s “decision-making” process, and the more efficiently and effectively the matching results can be delivered.

Platform architecture: proprietary real-time recommendation architecture and fast model iteration

We have deployed an innovative real-time feature collection architecture that has helped with the real-time collection, production, training and low-cost storage of featured samples, which include static and behavioral data of all kinds, including users’ education status, job expectations, browsing history, chatting and resume delivery, among others. The innovative feature engineering system lays a solid foundation for accurate job and candidate recommendations based on large volume and high velocity of static and behavioral data.

In addition, we have built solid data infrastructure of high-availability and high-concurrency. The data infrastructure supports real-time update, reading and writing of large-scale data sets and indexes without affecting the independent and concurrent online operation of various machine learning models. This enables more stable platform performance in the case of traffic spikes and ensures real-time update of jobs and candidates recommendation feeds. In addition, the concurrent system operation capability of the infrastructure simultaneously supports more than one hundred algorithm engineers together with the operation of hundreds of AI models. This enables rapid product iteration and constant upgrade of our matching system. We completed over 10,000 model iterations in 2022.

Recommendation algorithm: machine learning/deep learning/natural language processing

We apply machine learning and deep learning to process, analyze and identify patterns in data and build models to make predictions on job and candidate preferences of job seekers and enterprise users. This is especially useful considering the diverse, high-dimensional data we collect from our large and diverse user base. We utilize our advanced deep learning model to enable fast iteration and upgrade of our algorithms and model. Currently, in the intelligent recommendation process, more than 90% of BOSS Zhipin’s traffic is processed by the deep learning algorithm. We utilize natural language processing in automatic computational processing of human languages, including identifying the semantic similarity of each sentence pair between job postings and the mini resumes.

Leveraging these advanced core technologies, we developed a more accurate portrait of each individual user and is able to understand user preferences to predict the likelihood of a successful job and candidate match indicated by the offering and acceptance of an interview invitation. This effectively addresses each individual’s different job or recruitment needs and their inability to identify suitable job positions due to information asymmetry and inexperience in job switching activities.

Successful technological application powers advanced job and candidate recommendation

Successful application of our strong theoretical foundation and advanced technologies ensures accurate job and candidate matchings that are tailored to each individual’s preferences and account for bilateral compatibilities and suitability within user groups.

We apply advanced algorithm to the recommendation system to reflect our key strategies – (i) two-sided matching strategy: our recommendation algorithm considers not only the best recommendation to an individual, but also bilateral compatibilities and the suitability of the match within the user group, which result in a fairer distribution of the platform’s traffic; and (ii) personalized recommendation strategy: we make customized recommendations for users of different user groups, taking into account multiple factors, including the stages of career development, potential suitable positions not thought of by the job seeker but would match his/her skill set and the job seeker’s future career development opportunities. For example, we offer job recommendations to job seekers not only limited to positions based on their past employment history but also potential opportunities they may consider for their career development.

Our team

Our technology capabilities are a unique advantage and critical to our business operations. As of December 31, 2022 we had a team of 1,444 research and development personnel dedicated to technology, data and related functions. Our research and development team is fully involved in all critical operational areas, with an in-depth understanding of our users’ needs.

Service innovation and excellence lie at the heart of our business. We also gather creative ideas from all of our teams, including service development team, sales team and big data and algorithm team who best understand user behavior and demand. Our massive user base and efficient product iteration process ensure our effective exploration of new possibilities and drive constant development of our services.

Sales and Marketing

We have made significant investments in data science, which underpins all aspects of our operations from user acquisition to sales. Our data-centric approach has helped us to attract and retain new users, improve sales of paid services to existing users, and conduct cost-efficient marketing.

Sales

We offer online self-service purchases. For enterprise customers with scattered and on-demand recruitment needs, in particular, SMEs and non-professional recruiters, the opportunity to conduct small amount and short-term purchases provides them more flexibility. The self-service feature allows us to achieve higher sales efficiency.

We empower our sales team with our proprietary CRM system by helping the team find employers with demand and willingness to engage in bulk purchase or pay for more tailored services. Our proprietary CRM system can automatically identify potential customers with large, long-term recruitment procurement needs from existing users and convey these information as sales leads to the sales team. Our sales team will then reach out to such users with customized packages with an aim to convert them into customers that have subscription packages with us. This allows us to channel our data-driven insights into the sales process and drive conversion. All of our sales leads are generated by this CRM system, which simplifies the sales process and enables us to achieve higher sales efficiency. In addition, supported by our data analysis, our sales team can provide employers with better customized and more comprehensive service packages. We are committed to continually improving the quality of our services.

Marketing

We are recognized as the most recommended online recruitment platform and the brand with the highest use frequency among China’s top four online recruitment platforms, and we believe brand recognition is critical to our ability to continue to attract new users.

Our marketing decisions are informed by our data analytics that are optimized to maximize returns. We set and adjust our marketing strategies based on advertising efficiency predictions through indicators including differences in occupational structure, the population’s average income, and characteristics of different marketing channels. Our data analytical capabilities allow us to conduct cost-efficient marketing. We pay to acquire user traffic from third-party channels, mainly including app stores, search engines, info feeds and social networking platforms. We also benefit from organic traffic through word-of-mouth and brand recognition.

To promote our brand image, we have launched various marketing initiatives and acquired users through a variety of marketing channels, including outdoor advertising, TV advertising and video advertising. We display ads at popular sites in major subway stations as well as elevators in office buildings in large cities in China, where there is massive premium traffic of working professionals with diverse background. We also launch marketing campaigns in major national and international events. For example, we were the official human resources supplier for the 2022 Beijing Winter Olympics and the official Asia-Pacific region sponsor of the Qatar 2022 FIFA World Cup. We also enlist celebrities as brand ambassadors to expand our audience reach by featuring them in promotional materials and through online video platforms.

In connection with the suspension of new user registration, we strategically incurred less marketing expenses to improve marketing efficiency during the period. After the resumption of new user registration, we have invested, and plan to continue to invest in advertising activities, including the sponsorship of major events, and online traffic acquisition to further enhance our brand awareness and facilitate our user growth in the long-term.

Vigorous User Verification & AI Powered Risk Assessment

We have implemented “platform user safety protection” program, which focuses on protecting users’ interests. We emphasize the importance of ensuring the information presented on our platform is verified and authentic. We use a screening and monitoring system to examine and verify the authenticity of the job postings and leverage our advanced technology to detect and respond to threats and frauds incessantly. Our screening and monitoring system consists of user onboarding verification, continuous risk monitoring supported by our proprietary suite of risk identification models and offline risk assessment. Additionally, we adopt a comprehensive suite of procedures to verify the identity of job seekers. Authentic enterprises, enterprise users and job postings facilitate information transparency, enhance our service quality, cultivate trust inside our platform and strengthen our user stickiness.

Enterprise users’ risk assessment

We implement a rigorous screening process to examine and verify the enterprise users’ identification information. To register an account with us, enterprise users are required to provide identification information and complete real name authentication and identify themselves with an enterprise. For enterprise users of a company that first joins our platform, we verify the identity and assess the risk of both the enterprise and the enterprise users. We require the company to go through a set of verification procedures during their onboarding process, including the uploading of the company’s business license and certificates of employment, which include, for example, business email, business address of the enterprise, and business address of the enterprise users to verify the relationship between the enterprise and the enterprise users. We also customize enterprise users’ registration policy based on our risk pre-determination mechanism. We require enterprises in high-risk industries, identified by the number of user complaints received or the number of misconducts within the industry, to provide additional materials, to go through additional steps to complete the verification process when such enterprise first joins our platform. For example, we require them to provide additional materials, including industry service licenses, video of their office environment or conduct an in-person meeting with our offline risk assessment team.

For enterprise users that identify themselves as employees of enterprises that have already been verified by us, we generally require the enterprise user to go through the same onboarding procedure. For enterprises with a large number of users, we also designate specific personnel within the enterprise to help us verify the identity information of new enterprise users that identify themselves as employees of the enterprise. Such enterprise users are generally not required to go through additional verification procedures designed for enterprises in high-risk industries as such verification process has already been completed when the company first joins our platform. We also constantly monitor enterprises who have been denied access to our platform to prevent them from potential future misconduct.

We leverage our advanced feature engineering, machine learning and decision engine to process user data and respond to threats and frauds constantly. Relying on our advanced algorithms, we have built a proprietary suite of models to detect enterprise users’ misconduct and identify and continuously track high-risk job positions and employers. Our proprietary suite of risk identification models factor in multidimensional user information, including static and behavioral data gathered by our risk mining algorithm. Static data gathered includes business scope of an enterprise, its industry qualifications, registered address, records of illegal or unfaithful conduct, whether the enterprise is in good standing and other enterprise specific information. Behavioral data gathered includes user complaints and feedback and enterprise users’ engagement behavior with our platform and other users, such as the number of mini resume viewed and chat messages sent by an enterprise user in a given period. Our risk mining algorithm processes a wide spectrum of data features of enterprise users to assess and weigh individual factors about the trustworthiness of enterprise users. We track high risk behaviors such as false advertising, pyramid selling and private information extortion. We also take job seeker complaints into our data-driven risk assessment process. Job seekers play an important role in our comprehensive risk assessment network through reporting suspicious activities or false information in the company’s description or job postings. After we identify inappropriate behavior conducted by enterprise users whom we deem to pose high risks to our platform, we assign our offline team to conduct manual risk assessment. For example, we visit enterprises that are reported by users for providing fraudulent information and enterprises that we identify as of higher risks based on videos of their office environment.

Our dedicated offline risk assessment team visit employers in person to make sure the information presented on our platform is authentic and up-to-date. In particular, they verify the consistency of the employers’ business locations and enterprise users’ work locations. Our algorithm powered risk assessment system together with our offline verification efforts are necessary to manage the complexity of analysis at the scale and speed that is needed in light of our massive user base and the changing fraud landscape. We established the industry’s first integrated online and offline employer information verification system that adopts a combination of intelligent screening and security verification and on-site visit to verify enterprise information. The vigorous screening enables the provision of reliable job and employer information and addresses the misinformation that is prevalent in the online recruitment market, especially for blue-collar recruitment. After we discover misconduct of enterprise users, regardless whether it took place on or outside of our platform, or identify false information, we take corresponding actions to address the issues identified, such as banning, blocking user accounts, requiring enterprises to provide additional verification materials, or prohibiting the information of the company and its enterprise users from being accessed by job seekers. For enterprise users suspected of serious misconduct or criminal activities, we report the case to local police department for further investigation. Our streamlined authentication process and ongoing risk assessment system foster a trustworthy and credible user platform. Before each onsite visit, we comprehensively assess the risk of the target company to ensure efficient offline verification of identified issues, which enabled us to achieve high verification and risk assessment efficiency.

Job seekers’ risk assessment

Job seekers are first required to complete our mobile phone verification process which requires users to register with their mobile phone numbers and provide the verification code we message to their phones for verification purpose. Our intelligence system detects suspicious user input that may undermine the integrity of our platform and will require those users to go through additional authentication procedures. For example, job seekers providing mobile numbers that are recorded in the phone number blacklist or using advertising language in self-description would be detected by our fraud prevention technology.

Data Privacy and Security

Data security is crucial to our business operations as it is the foundation of our competitive advantages. We have internal rules and policies that govern how we may collect and process data, as well as protocols, technologies and systems in place to ensure that data will not be accessed or disclosed improperly.

Data collection

For user information, our user privacy policies clearly describe our data collection, use, share and process practices and how users can exercise their rights in activities relating to the process of personal information. In particular, we provide users with prior notice and obtain their consent as to what data is being collected and undertake to manage and use the data collected in accordance with applicable laws before they use our services. Users can also change their privacy settings to change the scope of their information that we are able to access and use.

The types of user data we collect, store and use generally include: (i) user’s basic information, such as mobile phone number, profile photo, name, gender, work experience related information; (ii) user’s identity information, such as ID number; (iii) user’s process information, such as search history and other user behavioral data; and (iv) device feature information, such as unique mobile device identifier, necessary mobile application list information and IP address. The scope of usage is consistent with that being disclosed in privacy policies and does not exceed the scope authorized by users. The data is collected and used mainly for the purposes of user registration, identity authentication, online recruitment, online payment, personalized recommendation, content publishing, and user safety.

Data storage and information management

We back-up our user data and other forms of data on a daily basis in secured remote data back-up systems located in mainland China. We also conduct frequent reviews of our back-up systems to ensure that they function properly and are well maintained. We regularly conduct system-wide vulnerability scanning and prompt repairing to continually improve our data security measures. Our back-end security system is capable of handling malicious attacks to safeguard the security of our platform and to protect the privacy of our users. We have also started using proprietary private cloud located in mainland China and maintained in-house to reduce the reliance on third-party cloud infrastructure provider, which allows us to better safeguard user data and address regulatory and compliance concerns.

To ensure the confidentiality and integrity of our data, we maintain a comprehensive and rigorous data security program. We de-identify and encrypt confidential personal information and take other technological measures to ensure the secure storage, processing, transmission and usage of data. Specifically, we store business data in separate repositories and have detailed logical isolation and network policy segregation for business servers. Sensitive personal information is stored in encrypted form and sensitive information is de-identified and encrypted irreversibly before processing. To ensure the security of data transmission, we have adopted reasonable and feasible security measures in line with market standards to protect user information from unauthorized access, public disclosure, use, modification, damage or loss. For example, the exchange of data between the browser and the server is protected by SSL protocol encryption. We also provide HTTPS protocol for secure browsing on BOSS Zhipin website and use asymmetric encryption or symmetric encryption for the transmission of sensitive information. In addition, we use trusted protection mechanism to prevent malicious attacks on user’s personal information. We have also formulated data destruction strategy and policy to standardize our data destruction procedures and adopted differentiated data deletion measures for different levels of data. Our deletion of data is automatically executed by system scripts, and we keep log records of the deletion operation. We store user personal information for the minimum amount of time necessary to process such data and delete user personal information or anonymize them in a timely manner after the purpose of processing such data has been achieved or as otherwise provided by laws and regulations. For example, as required by the Personal Information Protection Law (the “PIPL”) and other applicable laws and regulations, except as otherwise provided by laws and regulations, a personal information processor shall delete personal information after the personal information processor stops providing products or services. However, the current applicable laws and regulations do not provide a specific time limit for the personal information processor to delete personal information under the aforementioned circumstance. As stipulated by the Draft Regulations on Network Data Security, a personal information processor shall delete or anonymize personal information within 15 working days after it ceases to provide services or products or users deregister their accounts. In compliance with the aforementioned requirements, when users deregister accounts, we cease to provide services to users. We perform automatic script for data deletion on the following day after users’ completion of account deregistration and complete the deletion process within the same day.

We have also established a standardized information management system. Our information security committee is a cross-disciplinary group comprised of personnel from multiple departments responsible for devising information security strategies and decision making regarding major information security issues. Our information security committee analyses industry trends, designs privacy protection protocols, conducts privacy trainings, assists in the formulation of feasible compliance work assessments and provides relevant risk control suggestions. We have also set up a data security team that works closely with other departments to jointly establish and enforce procedures regarding the management of data security, including security with respect to data collection, storage and processing. Our compliance and legal teams will follow up with legal and regulatory updates to generate documented analysis for implementation of remedial measures with reference to compliance requirements.

Data access and sharing

All of our personnel are required to strictly follow our detailed internal rules, policies and protocols to ensure the privacy of our data. Our employees are granted access to the minimum extent that is necessary to fulfil their job responsibilities and within strictly defined and layered access authority, and are required to go through strict authorization and authentication procedures and policies before operating. At application level, we use privacy components to set up different approval processes based on data classification. Our online database is accessible only by database administrator with temporary account. R&D personnel generally cannot apply for access to the database and, if access is required on as-need basis, access will be granted after the required data is configured in the configuration center. User personal information in the big data platform is desensitized and irreversibly encrypted. Data of the Company is accessible through virtual desktop and is not allowed to be downloaded and, if download is required on as-need basis, separate approval is needed. We also maintain data access logs and conduct automated assessment and routine manual verification. In addition, we conduct routine internal audit regarding the authority to access user data in order to ensure our authorizations are strictly followed. We provide regular trainings to our staff on internal policies and procedures for data security, on software technical skills to prevent data leakage, on cybersecurity and data protection related laws and regulations, and on other aspects that are relevant to their day-to-day work.

We do not share our user data with third parties, except for the limited purposes and under the following circumstances set forth in our strict privacy policies: (i) data sharing with affiliated platforms to facilitate user login and account management, and prevent fraud and minimize security risks; and (ii) data sharing with suppliers and business partners that provide certain services such as technical support, which are necessary for us to provide services to our users. Pursuant to our policies, we only grant authorization to third-party business partners to access our user data for legitimate, necessary, specific and clearly defined purposes, and we inform our users of the purpose, use and scope of data sharing. We inform our users of the purpose, use and scope of data sharing and obtain users’ explicit consent before such sharing user data. We exercise great care and prudence in evaluating the purpose and scope of data sharing authorizations, and secure legal undertakings from authorized business partners under relevant confidentiality agreements that require them to comply with the authorized purposes, scopes and security measures in handling our user data. We have adopted internal policies for our collaboration with and management of our suppliers and partners. We carry out security audits on network products and services suppliers, enter into security agreements with them, and require them to comply with applicable data security obligations. For cooperation with third parties involving data transfer, we enter into data security agreement to specify the rights and obligations of each party.

Data breach and security incident management

We have established a comprehensive system to prevent and detect potential data breach risk, cyber threats, and other system vulnerabilities. We have adopted targeted, professional level security measures in different scenarios, such as network security, host security, application security, and data management, in response to different security risks. The network security protection measures include anti-DDOS attack platform, application firewall system, and threat intelligence analysis system. The host security protection measures include host security scanning, host security protection system, and anti-virus system. The application security protection measures include component scanning system, vulnerability scanning system, and code white box audit system. The data security protection measures include data classification and grading system, data leakage prevention system, and webpage watermarking. We have set up dedicated post for detecting data theft and leakage, which will be continuingly tested, followed up and rectified by dedicated security personnel. We use scanning tools to identify data or network defects/vulnerabilities on as-need basis and the defects/vulnerabilities identified will be followed up by dedicated personnel.

For security incident management, emergency response plan and emergency drills, we have put in place security incident management procedures and response processes (emergency plan), which are improved each year to ensure day-to-day information security management and maintenance. We have developed contingency plans and response mechanisms to have different types and levels of security properly addressed within each stage from discovery, handling, closure, post-event tracking, investigation, correction, to evidence collection. We have established an emergency response team, and the handling of security incident will be documented and archived by the technology security center. We conduct major emergency drill once a year and the technical perform drills from time to time.

Security testing and assessment

Our business systems have received and maintained valid IT and safety certificates. BOSS Zhipin, Dianzhang Zhipin and Kanzhun have MLPS Level III Certification and have completed information system security protection filings and relevant assessment in 2022. We have engaged a number of third-party security service providers to conduct security evaluation of our security systems, apps, and IT architecture, and cooperated with third-party testing and evaluation service providers to resolve issues identified.

In addition to third-party testing and assessments, we also conduct self-inspections and data security self-assessments. Since 2021 we have conducted annual data security assessment, and performed personal information security impact assessment. We use proprietary scanning tools, including component and vulnerability scanning systems, to generate data security assessment reports on a regular basis. Issues identified in the reports are closely analyzed and dealt with by our data security team.

Seasonality

Our results of operations are subject to seasonal fluctuations in market conditions primarily due to enterprise users’ purchasing patterns. For example, our revenue is typically lower in the first quarters as recruitment activities generally slow down before the Chinese New Year. Our quarterly sales and marketing expenses are generally the highest in the first quarter of every year as we increase our sales and branding activities during the Chinese New Year season. Overall, the historical seasonality of our business has been relatively mild, but the seasonal trends that we have experienced in the past may not be indicative of our future operating results. See also “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Our results of operations are subject to fluctuations due to seasonality.”

Intellectual Properties

We regard our trademarks, copyrights, patents, domain names, know-how, proprietary technologies, and similar intellectual property critical to our success. As of December 31, 2022, we owned 95 patents including 14 inventive patents, 96 copyrights including 71 software programs, and 16 registered domain names in mainland China relating to various aspects of our operations and maintained approximately 597 trademark registrations in mainland China and 15 trademark registrations outside mainland China.

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

We believe that we can compete effectively with our competitors on the basis of our large and active user base, extensive high quality user data, advanced technology capability, high-quality user experience, ability to enhance efficiency and user satisfaction, as well as our brand recognition. For a discussion of risks relating to competition, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We face significant competition in China’s dynamic online recruitment service market, and potential market entries by established players from other industries may make competition even more fierce. Our market share, financial condition and results of operations may be materially and adversely affected if we are unable to compete effectively.”

Our Environment, Social and Governance (ESG) Initiatives

Our focus on corporate social responsibilities, environmental awareness, long-term sustainable development, and ethical conduct is core to our values. We believe our continued growth depends on our integration of ESG values into our corporate strategies and operations.

Environmental and Social Initiatives

We are committed to bringing about positive changes to society, and we believe our long-standing commitment to social responsibility strengthens our brand reputation.

As a leading recruitment platform, we are dedicated to assisting the disadvantaged group with inclusive and tailored job seeking and recruiting services. Leveraging what we are best at, we have mainly centered our efforts in the recruitment industry:

●	We launched Project Inclusive to pursue fairness of the bilateral resource allocation among job seekers and recruiters, which empower traditionally underserved job seekers and enterprise users, especially college students and micro business owners.
●	In April 2022, the “Barrier-free Job-seeking Service Program for Persons with Disabilities” was jointly issued by the Company and the China Disabled Persons’ Federation Employment Service and Administration Center. The Program aims to optimize products and algorithms to address the three main challenges faced by people with disabilities when seeking employment: limited job opportunities, challenging employment conditions, and discriminatory hiring practices.
●	To support women’s career development, we held special recruitment sessions to optimize the protection of job seeking services for women. In March 2022, we jointly held “‘Live Life to the Fullest with My Dream’ - Employment Session for Female College Students under National Employment Campaign” with All-China Women’s Federation.

Our efforts to empower local communities go beyond the recruitment industry.

●	In 2022, we founded the Shanghai Zhipin Foundation with a commitment to promoting harmonious development and using philanthropy as a means to alleviate poverty and contribute to the common good. Following the Luding Earthquake on September 5, 2022, the Shanghai Zhipin Fund donated RMB2 million in emergency disaster relief funding. These funds were specifically earmarked for emergency rescue efforts, assistance to those impacted by the disaster, and the reconstruction of school buildings in the affected areas.
●	We launched the “Zhizhi Charity” campaign and carried out theme-based actions to protect the ecological environment and biodiversity. On March 2022, the “Plant A Tree in Plateau Forest” non-profit campaign was jointly launched by “Zhizhi Charity”, Sanjiangyuan Ecological Protection Fund, and Sanjiangyuan National Park. We conducted an offline voluntary tree-planting campaign and planted 3,000 apricot trees in Guide County, Qinghai Province, with an average altitude of 2,200 meters, bringing greenery to the plateau region.

Green Operation

We uphold our vision and responsibility to actively address climate change and reduce greenhouse gas emissions from our business and operations. We continue implementing a series of environmental protection measures, including energy and water conservation and resource recycling and also working with our suppliers to explore environmental-friendly business models.

Set forth below is a summary of key metrics we established to evaluate and guide our sustainable business operations.

For the
Year Ended
December 31, 2022
Total GHG emission (1)(2)(3) (Scopes 1 and 2) (Tonne CO2)	1,946.50
GHG emission intensity (Scopes 1 and 2)(1)(2)(3) (Tonne CO2/person)	0.36
Total energy consumption(4) (MWh)	2,962.06
Energy consumption intensity(4) (MWh/person)	0.54
Total water consumption(5) (m3 )	132,444.17
Water consumption intensity(5) (m3 /person)	23.86

Notes:

(1)	Due to the nature of our business, our material air emissions are GHG emissions arising from purchased electricity. The carbon footprint includes leased offices that operate in mainland China. The Company does not involve emission sources that cause direct GHG emissions.
(2)	GHG inventory includes carbon dioxide, methane and nitrous oxide. GHG emissions data during the reporting year is presented in carbon dioxide equivalent. The GHG calculation methodology is based upon the 2019 Baseline Emission Factors for Regional Power Grids in China issued by the Ministry of Ecological Environment of the People's Republic of China and the 2006 IPCC Guidelines for National Greenhouse Gas Inventories issued by the Intergovernmental Panel on Climate Change (IPCC).

(3)	In 2022, we have increased both our number of employees and the leased office space in, including but not limited to Beijing, Shanghai, Tianjin, Sanya, Changsha, Chongqing, Suzhou, and Fuzhou. As a result, our greenhouse gas emissions, energy consumption, and water usage have all increased compared to the previous year. Our business activities do not involve the use of any packaging materials.
(4)	Total energy consumption is calculated based on our purchased electricity with reference to the coefficients in the national standards of the PRC General Principles for Calculation of the Comprehensive Energy Consumption (GB/T 2589-2020).
(5)	Water supply mainly comes from the municipal water supply. The water consumption was calculated based on the coefficients in the 2021 China Water Resources Bulletin published by the Ministry of Water Resources of the People's Republic of China.

Green workplace

Our primary energy and resource consumptions are the electricity and water required for our offices. Our material air emissions are greenhouse gas (the “GHG”) emissions arising from purchased electricity. We record and analyze the energy and resources usage, investigate the causes of any abnormalities in water and electricity consumption, and optimize our energy conservation and emission reduction measures based on real-time data. We measure our energy consumption and GHG emissions primarily through the following indicators: (i) GHG emission intensity (Scopes 1 and 2) (Tonne CO2/person); and (ii) energy consumption intensity (MWh/person). We measure our water consumption primarily through water consumption intensity (m3 /person).

In terms of energy conservation, we have implemented a number of measures to rationalize the use of electricity in office areas, including, among others, (i) increasing the use of LED lights and replacing manual switch-controlled lights with automated sound-controlled lights; (ii) arranging routine inspections of office areas to ensure lights are off when not in use; and (iii) adopting a building control system that includes intelligent lighting and air conditioning, which allows us to minimize energy waste by enabling backstage power switches. The environmental management system of our Beijing headquarter has been certified under the ISO 14001 standards. In terms of water conservation, we install water efficient sanitary facilities and accessories. For instance, our Beijing headquarters are installed with automatic sensor faucets that help save water. Reminders for water conservation are posted around the workplace to enhance employees’ awareness. Upon discovering water leakage, we immediately report to property management and arrange timely repairs to reduce water waste. We strive to foster a conservation culture in our Company and will continue to monitor and control energy and water usage level in our daily operation.

Green data center

Keeping sustainability in mind, we go to great lengths to ensure our data center service provider is fully competent in carrying out sustainable operations and exerts continuous effort to minimize environmental impact. We have enlisted environmental protection capability as one of our assessment elements when evaluating service suppliers. The supplier’s evaluation metrics include environmental impact, energy and resource utilization, use of renewable energy, and regional climate conditions.

We outsource our data center service to a third-party provider, the selection of which was based on a stringent bidding procedure. For example, we require the third-party provider to submit “Energy Conservation Review Opinion” and “Data Center Green Grading Certificate” for our internal review as a part of the bidding procedure. In addition, we evaluate the environmental performance of our data center from many aspects, including its environmental impact, energy and resource utilization efficiency, use of renewable energy, and regional climate conditions. Our data center service provider is committed to promoting green operations and building green data centers that use renewable energy and energy-saving technologies and protocols that improve energy utilization. To minimize environmental impact and reduce energy consumption, our data center service provider has introduced solar energy to power its operation. Solar power is a highly developed renewable energy source that does not produce exhaust gases, waste water and other solid pollutants, we believe the use of solar power effectively reduces the consumption of traditional energy sources and lowers emissions that are harmful to the environment.

Employee Care

We care about our team members and support them at work and beyond. We are continuously creating an open, equal, inclusive and healthy work environment where everyone is able to thrive with a rewarding career path.

Diversity and inclusion

We foster inclusion and equality among employees from all backgrounds. We believe that diversity, including but not limited to gender diversity, is important to us in thriving in the business environment. Hence, we consider diversity in determining the composition of our personnel. As of December 31, 2022, approximately 49% of our employees are female. We have also implemented a series of measures to improve the wellbeing of our employees. We provide family-friendly caring packages to employees in need, such as maternity leaves, pregnancy exam leaves, paternity leaves, nursing leaves, and six-hour workdays along with other benefits. We also respect the religious beliefs and culture of ethnic minority employees and provide them with leave for religious holidays. We respect and unbiasedly recruit persons with disabilities.

Employee training and development

We are committed to developing customized training programs and personalized training plans for individuals of all levels and departments. We work closely with various business departments to design our courses including courses on corporate culture, professional competency, general skills and leadership development topics for employees to learn the skills they need to grow their careers. We also combine the online experience with in-person classes to maximize learning outcomes. We have built an online learning platform in place, which allows our employees to access company-level and department-level courses online. As of December 31, 2022, all of our full-time employees had taken our in-house training courses.

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

Regulation

This section sets forth a summary of the most significant rules and regulations that affect our business activities in mainland China or the rights of our shareholders to receive dividends and other distributions from us.

Regulations Relating to Talent Intermediary Services

The Employment Promotion Law of the PRC, or the Employment Promotion Law, promulgated by the SCNPC on August 30, 2007 and last amended on April 24, 2015 stipulates that employment intermediary agencies shall register and seek approval from the competent labor administrative department after their incorporation. Any entity that has not obtained a license and registered in accordance with the law shall be prohibited from engaging in employment intermediary activities. No employment agency shall provide false employment information or provide recruitment services to any institution that is not legally incorporated or licensed (if applicable). Any unlicensed and unregistered institution that, in violation of the provisions aforementioned, engages in unauthorized employment intermediary services, may be subject to the closure of business. Any illegal gains shall be confiscated and a fine from RMB10,000 to RMB50,000 may be imposed.

Talent intermediary services agencies including us in mainland China are mainly regulated by the Ministry of Human Resources and Social Security of the PRC, or the MOHRSS. Pursuant to the Provisions on Talent Market Administration, jointly promulgated by the PRC Ministry of Personnel (currently known as the MOHRSS) and the State Administration of Industry and Commerce, or the SAIC (currently known as the SAMR), on September 11, 2001 and last amended on December 31, 2019, any entity providing talent intermediary services in mainland China must obtain a human resource services license from the local branch of MOHRSS. In addition, this regulation also reiterates the requirements under the Employment Promotion Law that as a talent intermediary service agency, we are prohibited from providing fake information, making false promises and publishing fake recruitment advertisement.

On June 29, 2018, the State Council issued the Interim Regulations for the Human Resources Market, effective on October 1, 2018, according to which, the human resources services (the “HR services”) providers include public HR services providers established by the relevant PRC governmental authorities and commercial HR services providers. Commercial HR services providers engaging in employment agency activities are required to obtain a human resource services license, when such HR services are provided through the Internet, laws and regulations relating to network security and the management of Internet information services shall also be complied. For any commercial HR services providers engaging in the services such as collection and release of HR supply and demand information, HR management consulting, HR assessment, or HR training, it shall file with the competent department of MOHRSS within 15 days of the date it starts the operation. The HR services providers providing recruitment or other HR services as entrusted by an employer shall not resort to fraud, violence, coercion or other improper means, shall not seek improper interests in the name of recruitment or introduce entities or individuals to engage in illegal activities. Commercial HR services providers shall expressly specify certain matters, among others, including the business license, charging standards, and human resource services licenses in their premises, which are subject to the supervision and inspection by the PRC governmental authorities such as the SAMR.

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

According to the Online Recruitment Regulations, a human resources service agency engaging in online recruitment services shall establish a complete online recruitment information management system and review the authenticity and legality of the materials and documents provided by employers in accordance with the PRC laws, including (i) recruitment brochures of the employer; (ii) the business license of the employer or the approval document for its establishment issued by the relevant authorities; and (iii) the identity certificate of the person handling the release of recruitment information and the power of attorney of the employer. If the human resources service agency fails to fulfil the above review obligations, it may be ordered to make rectifications and the failure to do so will subject it to an administrative penalty of (i) less than RMB10,000, if there are no illegal gains, or (ii) a fine of more than RMB10,000 but less than RMB30,000 and the confiscation of any illegal gains. As of the date of this annual report, we have not been subject to any administrative penalties imposed by the relevant government authorities in relation to fraudulent recruitment.

According to the Contract Law of the PRC, or the Contract Law, promulgated by the National People’s Congress on March 15, 1999 and nullified since January 1, 2021, and the Civil Code of the PRC, or the Civil Code, promulgated by the National People’s Congress on May 28, 2020 and became effective on January 1, 2021, an intermediation contract is defined as a contract whereby an intermediary presents to its client an opportunity for entering into a contract or provides the client with other intermediary services in connection with the conclusion of a contract, and the client pays the intermediary service fees. Pursuant to the Contract Law and the Civil Code, an intermediary must provide authentic information relating to the proposed contract. If an intermediary intentionally conceals any material fact or provides false information in connection with the performance of the proposed contract, which results in harm to the client’s interests, the intermediary may not claim service fees and is liable for the damages caused. Our business of connecting individual users with business customers on our online platform constitutes an intermediary service, and our contracts with business customers are intermediation contracts under the Contract Law and the Civil Code, as a result, the performances, explanation and disputes under such contacts shall be regulated by the Contract Law and the Civil Code.

We have obtained such human resource services licenses which remains in full force and effect as of the date of this annual report.

Regulations Relating to Incorporation and Foreign Investment

The establishment, operation, and management of corporate entities in mainland China is governed by the PRC Company Law, which was promulgated by the SCNPC, on December 29, 1993, effective from July 1, 1994 and last amended on October 26, 2018. The PRC Company Law generally governs two types of companies, namely limited liability companies and joint-stock limited companies, both entitled with the status of legal persons. The liability of shareholders of a limited liability company or a joint-stock limited company is limited to the amount of registered capital they have contributed. The PRC Company Law shall also apply to foreign-invested companies unless laws on foreign investment have stipulated otherwise.

On March 15, 2019, the National People’s Congress promulgated the PRC Foreign Investment Law, which came into effect on January 1, 2020 and replaced the previous laws regulating foreign investment in mainland China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and the ancillary regulations. The existing foreign-invested enterprises established prior to the effective of the PRC Foreign Investment Law may keep their corporate forms within five years. The PRC Foreign Investment Law sets out the definition of foreign investment and the framework for promotion, protection and administration of foreign investment activities. On December 30, 2019, the MOFCOM and SAMR jointly promulgated the Measures for Reporting of Information on Foreign Investment, which came into effect on January 1, 2020, pursuant to which, the establishment of the foreign invested enterprises, including establishment through purchasing the equities of a domestic enterprise or subscribing to the increased registered capital of a domestic enterprise, and its subsequent changes are required to submit an initial or change report through the Enterprise Registration System.

Investment activities in mainland China by foreign investors are principally governed by The Special Administrative Measures (Negative List) for Access of Foreign Investment (2021 version), or the Negative List, and Catalogue of Industries for Encouraging Foreign Investment (2022 version), or the Encouraging List. The Negative List, which came into effect on January 1, 2022, sets out special administrative measures in respect of the access of foreign investments in a centralized manner, and the Encouraging List which came into effect on January 1, 2023, sets out the encouraged industries for foreign investment. Our business in providing value-added telecommunication service falls within the restricted categories of the Negative List. Our business in providing internet culture business and radio and television program services falls within the prohibited categories of the Negative List.

Regulations Relating to Value-Added Telecommunication Services

Value-added Telecommunications Services

An extensive regulatory scheme governing telecommunication services, including value-added telecommunication services and infrastructure telecommunications services, is promulgated by the State Council, MIIT, and other relevant government authorities. Value-added telecommunication service operators may be required to obtain additional licenses and permits in addition to those that they currently have given new laws and regulations may be adopted from time to time. In addition, substantial uncertainties exist regarding the interpretation and implementation of current and any future laws and regulations of mainland China applicable to the telecommunication activities.

On September 25, 2000, the State Council promulgated the Telecommunication Regulation of the PRC, or the Telecommunications Regulations, as last amended on February 6, 2016, to regulate telecommunications activities in mainland China. On December 28, 2015, the MIIT promulgated the Classification Catalogue of Telecommunications Services (2015 version) which was amended on June 6, 2019. According to the Telecommunications Regulations and the Classification Catalogue of Telecommunications Services, there are two categories of telecommunication activities, namely “infrastructure telecommunications services” and “value-added telecommunications services.” Pursuant to the Telecommunications Regulations, operators of value-added telecommunications services, or VATS, shall be approved by MIIT, or its provincial level counterparts, and obtain a license for value-added telecommunications business, or VAT License. The Measures for the Administration of Telecommunications Business Licensing, or the Licenses Measures, issued by MIIT on March 1, 2009 and last amended on July 3, 2017 for the purpose of strengthening the administration of telecommunications business licensing set forth more specific provisions regarding the types of licenses required to operate VATS and the application for and the approval, use and administration of a telecommunications business permit.

Internet Information Services

The Administrative Measures on Internet Information Services, or the Internet Measures, which was promulgated by the State Council on September 25, 2000 and amended on January 8, 2011, set out guidelines on the provision of Internet information services. The Internet Measures classified Internet information services into commercial Internet information services and non-commercial Internet information services and a commercial operator of Internet content provision services must obtain a value-added telecommunications business operating license, or the ICP License, for the provision of Internet information services from the appropriate telecommunications authorities. As of the date of this annual report, we have obtained an ICP License for provision of internet information services.

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

In addition to the Telecommunications Regulations and other regulations above, mobile Internet applications (the “APPs”) and the Internet application store (the “APP Store”) are specifically regulated by the Administrative Provisions on Mobile Internet Applications Information Services, or the APP Provisions, which was promulgated by the CAC on June 28, 2016, amended on June 14, 2022 and became effective on August 1, 2022. The APP Provisions regulate the APP information service providers and the APP Store service providers and the CAC and local offices of cyberspace administration shall be responsible for the supervision and administration of nationwide or local APP information respectively.

The APP information service providers shall acquire relevant qualifications required by laws and regulations and implement the information security management responsibilities strictly and fulfill their obligations, including real-name system, protection of users’ information, examination and management of information content, etc.

The Provisions on the Ecological Governance of Network Information Contents, which was promulgated by the CAC on December 15, 2019 and became effective on March 1, 2020, clarifies the scope of content to be encouraged, prohibited or prevented from production, reproduction and release. Producers of network information contents shall take measures to prevent and resist the production, reproduction and release of any adverse information with the following contents: (i) those using an exaggerated title, with the content seriously inconsistent with the title; (ii) those speculating in gossip, scandal or notoriety, etc.; (iii) those improperly commenting on natural disasters, major accidents or other disasters; (iv) those containing sexual cues or sexual teasing or others that are easily suggestive of sex; (v) those causing physical or mental discomfort such as bloodiness, horror and cruelty; (vi) those inciting mass discrimination or regional discrimination, etc.; (vii) those preaching tasteless, vulgar and kitsch contents; (viii) those probably inducing minors to imitate unsafe acts or acts violating social morality, or inducing minors to have unhealthy hobbies; and (ix) any other content that has an adverse impact on cyber ecology. A network information content service platform shall establish a mechanism for ecological governance of network information contents, formulate detailed rules for ecological governance of network information contents of its own platform, and improve systems for user registration, account management, information release review, thread comment review, page ecological management, real-time inspection, emergency response, and disposal of network rumors and black industry chain information. Users of network information content services, producers of network information contents and network information content service platforms shall not tamper with or hijack traffic, falsely register accounts or illegally trade accounts, or manipulate user accounts, manually or by technical means, thereby disrupting the order of cyber ecology.

On September 15, 2021, the CAC promulgated the Opinions on Further Enforcing Responsibilities on Website Platforms as the Main Responsible Party for Information Content Management, effective on the same date, or the Opinions. The Opinions stipulates that website platforms shall perform specific responsibilities as the main responsible party for information content management, including, among others, enhancing the platform community rules, strengthening the regulation and management of accounts, improving the content vetting mechanism and the quality of information content, managing the dissemination of information content, and strengthening the management of key functions.

The Administrative Provisions on the Account Information of Internet Users, which was promulgated by the CAC on June 27, 2022 and became effective on August 1, 2022, sets out guidelines on the provision the account information of Internet users. Internet-based information service providers shall perform their responsibilities as the administrative subjects of the account information of internet users, have in place professionals and technical capacity appropriate to the scale of services, and establish, improve and strictly implement the authentication of real identity information, verification of account information, security of information content, ecological governance, emergency responses, protection of personal information and other management systems.

On September 17, 2021, the CAC, the MIIT, the SAMR, the MPS, the MCT and several other governmental authorities, jointly issued the Guidelines on Strengthening the Comprehensive Regulation of Algorithm for Internet Information Services, effective on the same date, which stipulates that relevant regulators shall carry out daily monitoring of data use, application scenarios and effects of algorithms, and conduct security assessments of algorithm, and that an algorithm filing system shall be established and classification and hierarchical security management of algorithms shall be adopted. On December 31, 2021, the CAC, the MIIT, the MPS and the SMAR jointly issued the Administrative Provisions on Internet Information Service, or the Algorithm Recommendation Provisions, which took effect on March 1, 2022. The Algorithm Recommendation Provisions provides the classification and hierarchical management of algorithm recommendation service providers based on various criteria, and stipulates that algorithm recommendation service providers shall clearly inform users of their provision of algorithm recommendation services, and properly disclose the basic principles, intentions, and main operating mechanisms of algorithm recommendation services, and that algorithm recommendation service providers shall perform their responsibilities as subjects for algorithm security, establish and improve the management systems and technical measures for algorithm mechanism and principle review, scientific and technological ethics review, user registration, information release review, data security and personal information protection, anti-telecommunications and Internet fraud, security assessment and monitoring, and security incident emergency response, formulate and publicize the relevant rules for algorithm recommendation services, and be equipped with professional staff and technical support appropriate to the scale of the algorithm recommendation service. An algorithm recommendation service provider with public opinion attribute or social mobilization ability shall fill in such information as the service provider’s name, service form, application field, algorithm type, algorithm self-assessment report and content to be disclosed via the internet information service algorithm record-filing system to go through record-filing formalities.

Foreign Investment in Value-Added Telecommunications Industry

Pursuant to the Negative List and the Administrative Regulations on Foreign-Invested Telecommunications Enterprises (Revised in 2022), which was promulgated by the State Council on December 11, 2001 and last amended on March 29, 2022 by the State Council, the ultimate capital contribution percentage by foreign investor(s) in a foreign-invested value-added telecommunications services (except for e-commerce, domestic multi-party communications, storage-forwarding and call centers) is up to 50%. As of the date of this annual report, the VIE has obtained an ICP License for providing internet information services.

Regulations Relating to Online Transmission of Audio-Visual Programs

According to the Administrative Regulations on Internet Audio-Visual Program Service, or the Internet Audio-Visual Program Regulations, promulgated by the State Administration of Press, Publication, Radio, Film and Television, or the SAPPRFT and the Ministry of Information Industry (currently known as the MIIT) on December 20, 2007 and were last amended on August 28, 2015, “internet audio-video program services” means producing, editing and integrating of audio-video programs, supplying audio-video programs to the public via the internet, and providing audio-video programs uploading and transmission services to a third party. Entities providing internet audio-video programs services must obtain a license for online transmission of audio-visual programs, or Audio-Visual License or make the audio-visual filing. Entities engaged in Internet audio-visual program services without approval may be subject to warning, order to rectify, and a fine of no more than RMB30,000. Under serious conditions, the equipment used for such activities shall be confiscated and a fine of one but no more than two times of the investment amount may be imposed.

According to an Q&A session for reporters’ questions on the Administrative Provisions on Internet-based Audio-visual Program Services issued by the SAPPRFT on its official website on February 3, 2008, units that legally provide Internet audio-visual program services before the issuance of the Administrative Provisions on Internet-based Audio-visual Program Services, as long as the relevant operators do not violate laws and regulations, have the right to re-register their businesses and continue to operate Internet audio-visual program services. This exemption will not be granted to Internet audio-visual program service units established after the release of the Administrative Provisions on Internet-based Audio-visual Program Services. These policies were later reflected in the Notice on Issues Related to the Application and Examination of the Permit for Spreading Audio-Visual Programs via Information Network issued by the SAPPRFT on May 21, 2008 and last amended on August 28, 2015.

However, according to the Certain Decisions on the Entry of the Non-state-owned Capital into the Cultural Industry promulgated by the State Council and became effective on April 13, 2005, and the Several Opinions on Canvassing Foreign Investment into the Culture Sector promulgated by the Ministry of Culture, or the MOC (currently known as the MCT), the SAPPRFT, the NDRC, and MOFCOM and became effective on July 6, 2005, non-state-owned enterprises and foreign investors are not allowed to conduct the business of transmitting audio-visual programs via an information network. In addition, in the current practice of relevant governmental authorities in the PRC, only companies with 30 million or more daily active users and 100 or more program inspectors, personnel within a company that is responsible for reviewing and vetting the content of the internet audio-visual program, are eligible to make the Audio-Visual Filing.

As of the date of this annual report, we have not obtained the Audio-Visual License or make the Audio-Visual Filing for providing internet audio-visual program services and content through our online recruitment platform in mainland China, and had not been subject to any administrative penalties imposed by, or any investigations initiated by, the relevant governmental authorities due to lack of the Audio-Visual License or failure to complete the Audio-Visual Filing. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Any lack of or failure to maintain requisite approvals, licenses or permits applicable to our business may have a material and adverse impact on our business, financial condition and results of operations, and compliance with applicable laws or regulations may require us to obtain additional approvals or licenses or change our business model.”

On March 30, 2009, the SAPPRFT promulgated the Notice on Strengthening the Administration of the Content of Internet Audio-Visual Programs, which reiterates the pre-approval requirements for the internet audio-visual programs, including those on mobile network (if applicable), and prohibits internet audio-visual programs containing violence, pornography, gambling, terrorism, superstition, or other prohibited elements.

On January 2, 2014, the SAPPRFT promulgated the Supplementary Notice on Further Improving the Management of Internet Audio-Visual Programs such as Online Dramas and Micro Movies, which requires institutions engaged in the production of Internet audio-visual programs such as online dramas and micro films shall obtain a Radio and Television Program Production and Operation Permit. An Internet-based audio-visual program service entity shall not broadcast online dramas, micro films and other Internet audio-visual programs produced by institutions that have not obtained the Radio and Television Program Production and Operation Permit. An Internet-based audio-visual program service entity can only forward programs uploaded by individuals who have verified their true identity information, and the programs must comply with relevant content management regulations. Internet audio-visual programs (including online dramas and micro films) shall be filed with the relevant competent authorities before broadcasting.

On March 16, 2018, the SAPPRFT promulgated the Notice on Further Standardizing the Communication Order of Internet Audio-Visual Programs, which stipulates (including) audio-visual platforms shall not: (i) produce and disseminate programs that spoof and vilify classic literary and artistic works; (ii) re-edit, re-dub, re-subtitle or otherwise spoof classic literary and artistic works, radio, film and television programs, and network original audio-visual programs without authorization; and(iii)spread programs that have been edited and tampered with the original intention.

According to the Administrative Provisions on Network Audio and Video Information Services promulgated by the CAC, the MCT, the NRTA, on November 18, 2019, which took into effect on January 1, 2020, network audio and video information service providers shall, in accordance with the provisions of the PRC Cyber Security Law, authenticate users’ real identity information based on organization code, identity card number, mobile phone number, etc. Network audio and video information service providers shall not provide information release services for users who fail to provide their real identity information. Network audio and video information service providers shall fulfill their responsibilities as subjects of information content security management, have in place professionals commensurate with their service scale, establish and improve their systems in respect of user registration, information release review, information security management, emergency response, education and training of practitioners, protection of minors, and protection of intellectual property rights. Network audio and video information service providers shall strengthen the management of the audio and video information released by network audio and video information service users, deploy and apply illegal and non-real audio and video identification technologies; if any audio and video information service user is found to produce, release or disseminate the information content prohibited by laws and regulations, the transmission of such information shall be ceased in accordance with the law or as agreed, and disposal measures such as deletion shall be taken to prevent the information from spreading, save relevant records, and report to administrations of cyberspace, culture and tourism, radio and television, etc.

On January 9, 2019, the China Netcasting Services Association promulgated the Network Short Video Platform Management Specification and the Detailed Rules for the Censorship Standards for Online Short Video Content, as last amended on December 15, 2021, which clarifies that the network short video platform implements the program content review before broadcasting system, all short videos broadcast on the platform should be reviewed before broadcasting and the program shall not contain illegal or immoral content.

Regulation Relating to Production and Distribution of Radio and Television Programs

On August 11, 1997, the State Council promulgated Administrative Regulations on Radio and Television, which came into effect on September 1, 1997 and were last amended on November 29, 2020. The establishment of the entities engaging in the production and management of radio television programs shall be subject to the approval of radio stations, television stations and the radio and television administrative department of the people’s government at provincial level or above.

According to the Provisions for the Administration of the Production and Distribution of Radio and Television Programs promulgated by the SAPPRFT on July 19, 2004, which took into effect on August 20, 2004 and was last amended on October 29, 2020, any entity that produces or operates radio or television programs must obtain a Radio and Television Program Production and Operation Permit. Entities holding such permits shall conduct their business within the permitted scope as provided in their permits. Entities engaging in the producing or operating radio or television programs without such permit are subject to the closure of business, confiscation of used tools, equipment and carriers, as well as a fine between RMB 10,000 and RMB 50,000.

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

Regulations Relating to Online Live Streaming Services

On November 4, 2016, the CAC promulgated the Regulations for the Administration of Online Live Streaming Services, or the Online Live Streaming Services Regulations, which became effective on December 1, 2016. The Online Live Streaming Services Regulations require providers of online live streaming services taking multiple measures when operating live streaming services, which includes (i) establishing a platform for censoring contents for live streaming, managing such contents based on category and level of user scale thereof, adding or broadcasting identification information of the platform for contents in the form of images/texts, video, and audio, and censoring news and information for live streaming and the interactions thereof prior to releasing them; (ii) authenticating real identity information of each user of online live streaming services based on mobile phone number in the principle of “real name in background, and willingness in foreground”; (iii) verifying real identity information of each online live-stream releaser, filing such information with local CAC branches in provinces, autonomous regions and centrally- administered municipalities on a classification basis, and providing relevant law enforcement authority with such information upon lawful request thereby; (iv) concluding a service agreement with any user of online live streaming services, defining rights and obligations of both sides, and requiring the user to comply with the laws, regulations and the platform convention; and (v) establishing a blacklist management system to prohibit any online live streaming services user included on the blacklist from registering another account, and reporting the blacklist to the CAC branch in the province, autonomous region or centrally- administered municipality where it is located.

According to the Online Live Streaming Services Regulations, where a provider of online live streaming services or an online live-stream releaser provides Internet-based news and information service without or beyond permission, the CAC branches in provinces, autonomous regions and centrally-administered municipalities shall impose punishment on the provider or the releaser in accordance with the Regulations for the Administration of Internet-based News and Information Services. The CAC and its local branches shall, ex officio, impose punishment according to law on offenders otherwise violating the Online Live Streaming Services Regulations, and such offenders shall be prosecuted for criminal liability according to law if such violation constitutes a crime. Where online live streaming services, which are provided through online performances and online audio-visual programs, violate relevant laws and regulations, the authorities concerned shall impose punishment in accordance with the laws. On September 2, 2016, the SAPPRFT promulgated the Notice of Issues Related to Strengthening the Management of Live Streaming Service of Online Audio-Visual Programs, which requires that the online audio-visual live streaming of cultural activities, sports, major political, military, economic, social and cultural activities of general social groups must hold appropriate Audio-Visual License and that the information about the special activities to be live stream must be filed with the Provincial Department of the SAPPRFT in advance.

According to the Measures for the Administration of Cyber Performance Business Operations, promulgated by the MOC (currently known as the MCT), on December 2, 2016 and became effective on January 1, 2017, a cyber-performance business entity engaging in cyber performance business operations shall, in accordance with the Internet Culture Provisions, apply to the cultural administrative department at the provincial level for an Internet Culture Business License, or the ICB License, and the license shall specify the scope of its cyber performance. A cyber-performance business entity shall indicate the number of its ICB License in a conspicuous position on its homepage.

According to the Notice on Tightening the Administration of Online Live-streaming Services jointly promulgated by the MIIT and other five promulgation authorities on August 1, 2018, online live-streaming services providers shall fulfill the website ICP filing formalities with the competent department for telecommunications according to the law. Online live-streaming services providers involved in the operation of telecommunications services and Internet-based news information, online performances, live broadcast of internet audio-visual programs and other services shall apply to the relevant departments respectively for obtaining licenses for the operation of telecommunications services, Internet-based news information services, network cultural operations, and dissemination of audio-visual programs through information networks and shall complete record-filing formalities with the local public security authorities in accordance with the relevant regulations within 30 days of their live-streaming services being launched.

According to the Notice on Strengthening the Administration of the Online Show Live Streaming and E-commerce Live Streaming issued by the NRTA on November 12, 2020, with respect to platforms providing online show live streaming services or e-commerce live streaming services, the overall ratio of front-line content reviewers to online live streaming rooms shall be 1:50 or higher. A platform shall report the number of its live streaming rooms, streamers and content reviewers to the provincial branch of the NRTA on a quarterly basis. Online show live streaming platforms shall tag content and streamers by category. A streamer cannot change the category of the programs offered in his or her live streaming room without prior approval from the platform. Users that are minors or without real-name registration are forbidden from virtual gifting, and platforms shall limit the maximum amount of virtual gifting per time, per day, and per month. When the virtual gifting by a user reaches half of the daily/monthly limit, a consumption reminder from the platform and a confirmation from the user by text messages or other means are required before the next transaction. When the amount of virtual gifting by a user reaches the daily/monthly limit, the platform shall suspend the virtual gifting function for such user for that day or month.

In addition, on February 9, 2021, the MIIT, the MPS, the MCT and the NRTA and other three promulgation authorities jointly promulgated the Guiding Opinions on Strengthening the Standardized Administration of Online Live-streaming, which requires that Live-streaming platforms carrying out profit-making online performances shall hold the Permit for Network Culture Business and go through ICP record-filing; live-streaming platforms carrying out online audio-visual program services shall hold the License for Online Transmission of Audio-Visual Programs (or complete registration with the national information registration management system for online audio-visual platforms) and go through ICP record-filing; and live-streaming platforms carrying out Internet news information services shall hold the Permit for Internet News Information Services. Online live-streaming platforms shall timely go through the enterprise record-filing formalities with local competent Governmental Authorities such as the cyberspace administration authorities, and platforms ceasing to provide live-streaming services shall timely cancel their record-filing.

On September 4, 1991, the SCNPC promulgated the Law of the PRC on the Protection of Minors, or the Protection of Minors Law which came into effect on January 1, 1992 and were last amended on October 17, 2020. According to the Protection of Minors Law, online live-streaming service providers shall not provide minors under the age of 16 with the account registration service of online live-streaming publishers; when providing account registration service of online live-streaming publishers for minors reaching the age of 16, the service providers shall verify the identity information of the minors and obtain the consent of their parents or other guardians.

Regulations Relating to Internet Culture Activities

On May 10, 2003, the MOC (currently known as the MCT) promulgated the Interim Administrative Provisions on Internet Culture, or the Internet Culture Provisions, which became effective on July 1, 2003 and was last amended on December 15, 2017. The Internet Culture Provisions require Internet information services providers engaging in commercial “Internet culture activities” to file an application for establishment to the competent culture administration authorities for approval and obtain an Internet Culture Business Operating License from the MOC. “Internet cultural activity” is defined under the Internet Culture Provisions as an act of provision of internet cultural products and related services, which includes (i) the production, duplication, importation, and broadcasting of the internet cultural products; (ii) the online dissemination whereby cultural products are posted on the internet or transmitted via the internet to end-users, such as computers, fixed-line telephones, mobile phones, television sets and games machines, for online users’ browsing, use or downloading; and (iii) the exhibition and competition of the internet cultural products. For any organization that engages in commercial Internet culture activities without approval, the cultural administration authorities or the cultural market enforcement authorities of the people’s government above county level with jurisdiction shall order it to cease the commercial Internet culture activities, give it a warning and impose concurrently a fine less than RMB30,000 against it; if it refuses to cease the commercial Internet culture activities, it shall be blacklisted in the cultural market and be subject to punishment for dishonesty in accordance with the law.

In addition, according to the Negative List and Several Opinions on the Introduction of Foreign Investment in the Cultural Field, promulgated by the MOC and other four government authorities, foreign-invested enterprises are not allowed to engage in the above-mentioned Internet cultural activity.

On August 12, 2013, the MOC promulgated the Measures for the Administration of Content Self-Examination of Internet Culture Organizations, which became effective on December 1, 2013. Before providing services to the public, Internet culture organizations shall examine the contents of Internet culture products and services. An Internet culture organization shall establish a content management system, clarify the responsibilities, standards, processes and accountability methods of content audit, and report to the administrative department of culture at the provincial level for record.

Regulations Relating to Information Security and Censorship

Internet content in mainland China is regulated and restricted from a state security standpoint. The SCNPC enacted the Decisions on the Maintenance of Internet Security on December 28, 2000, which was last amended on August 27, 2009, providing that the following activities conducted through the internet are subject to criminal liabilities: (i) gaining improper entry into any of the computer information networks relating to state affairs, national defensive affairs, or cutting-edge science and technology; (ii) violation of relevant provisions of the State in the form of unauthorized interruption of any computer network or communication service, as a result of which the computer network or communication system cannot function normally; (iii) spreading rumor, slander or other harmful information via the internet for the purpose of inciting subversion of the state political power; (iv) stealing or divulging state secrets, intelligence or military secrets via internet; (v) spreading false or inappropriate commercial information; or (vi) infringing on the intellectual property.

On November 7, 2016, the SCNPC promulgated the Cyber Security Law of the PRC, which became effective on June 1, 2017, pursuant to which, network operators shall comply with laws and regulations and fulfill their obligations to safeguard security of the network when conducting business and providing services. Those who provide services through networks including us shall take technical measures and other necessary measures pursuant to laws, regulations and compulsory national requirements to safeguard the safe and stable operation of the networks, respond to network security incidents effectively, prevent illegal and criminal activities, and maintain the integrity, confidentiality and usability of network data, and the network operator shall prevent network data from being divulged, stolen or falsified. In addition, any network operator to collect personal information shall follow the principles of legitimacy, rationality and necessity and shall not collect or use any personal information without due authorization of the person whose personal information is collected, and network operators of key information infrastructure shall store within the territory of mainland China all the personal information and important data collected and produced within the territory of mainland China.

On September 14, 2022, the CAC released the Notice on Seeking Public Comments on the Decision on Amending the Cyber Security Law of the PRC (Draft for Public Comments), which imposes more stringent legal liabilities and raises the upper limit of monetary fines for serious violation of the security protection obligations of network operation, network information, critical information infrastructure and personal information under the Cyber Security Law to RMB50 million or 5% of the company’s total sales from the previous year.

On June 22, 2007, the MPS, the National Administration of State Secrets Protection, the State Cipher Code Administration and the Information Office of the State Council (repealed) promulgated the Administrative Measures for the Graded Protection of Information Security, or the Measures for the Graded Protection, effective from June 22, 2007, pursuant to which, graded protection of the state information security shall follow the principle of “independent grading and independent protection”, and the security protection grade of an information system shall be determined according to such factors as its level of importance in national security, economic development and social livelihood as well as its level of damage to national security, social order, public interests and the legitimate rights and interests of citizens, legal persons and other organizations in case it is destroyed, accordingly the security protection grade of an information system may be classified into five grades. The entities operating the information systems shall determine the security protection grade of the information system pursuant to the Measures for the Graded Protection and the Guidelines for Grading of Classified Protection of Cyber Security, and report the grade to the relevant department for examination and approval.

On April 13, 2020, the CAC, NDRC, MIIT and other nine promulgation authorities issued the Cybersecurity Review Measures, effective on June 1, 2020, which stipulate that the cybersecurity review shall focus on the evaluation of possible risks to national security caused by the purchase of the network product or service, also provide for more detailed rules regarding cybersecurity review requirements. On December 28, 2021, the CAC, together with certain other PRC governmental authorities, jointly released the Revised Cybersecurity Review Measures, which took effect on February 15, 2022. Pursuant to the Revised Cybersecurity Review Measures, critical information infrastructure operators procuring network products and services and online platform operators conducting data processing activities that affect or may affect national security shall conduct a cybersecurity review. In particular, if operators of critical information infrastructure anticipate that its procurement of network products and services affect or may affect national security after the network products and services being put into use, it shall apply for cybersecurity review to the Cybersecurity Review Office. In addition, online platform operators possessing personal information of more than one million users seeking to be listed on a foreign stock exchange must apply for a cybersecurity review. If the relevant authorities believe that the network products or services or data processing activities of relevant operators affect or may affect national security, they may initiate the cybersecurity review against such operators. Given the Revised Cybersecurity Review Measures were relatively new, there are substantial uncertainties as to the interpretation, application and enforcement of the Revised Cybersecurity Review Measures.

On June 10, 2021, the SCNPC promulgated the PRC Data Security Law which came into effect on September 1, 2021 and provides for a security review procedure for the data activities that may affect national security. The PRC Data Security Law requires data processing, which includes the collection, storage, use, processing, transmission, provision and publication of data, to be conducted in a legitimate and proper manner. It also introduces a data classification and hierarchical protection system based on the importance of data to economic and social development, as well as the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, or illegally acquired or used. The appropriate level of protection measures is required to be taken for each respective category of data. In addition, the PRC Data Security Law also provides that any organization or individual within the territory of mainland China shall not provide any foreign judicial body and law enforcement body with any data stored within the territory of mainland China without the approval of the competent PRC governmental authorities. Violation of PRC Data Security Law may subject the relevant entities or individuals to warning, fines, and business suspension, revocation of permits or business licenses, or even criminal liabilities.

On July 30, 2021, the PRC State Council promulgated the Regulations on Security Protection of Critical Information Infrastructure, which became effective on September 1, 2021. Pursuant to such regulations, “critical information infrastructure” shall mean any important network facilities or information systems of important industries or fields such as public communication and information service, energy, transportation, water conservation, finance, public services, government digital services and national defense science, and any other important network facilities or information systems which may seriously endanger national security, national economy, people’s livelihood and public interest in case of damage, function loss or data leakage. In addition, relevant administration departments of each critical industry and sector shall be responsible for formulating identification rules and determining the critical information infrastructure in the respective industry or field. The operators shall be informed about the final determination. As of the date of this annual report, no detailed implementation rules have been issued by the relevant governmental authorities, and we have not been informed by any governmental authority that we are a critical information infrastructure operator.

On November 14, 2021, the CAC published draft Regulations on the Administration of Network Data Security (solicitation for comment), or the Draft Regulations on Network Data Security, for public comments, which provides that data processors conducting certain activities shall apply for cybersecurity review, among others, including: (i) merger, reorganization or division of online platform operators that have acquired a large amount of data related to national security, economic development or public interests affects or may affect national security; (ii) listing on a foreign stock exchange of data processors processing over one million individuals’ personal information; (iii) data processors’ listing in Hong Kong which affects or may affect national security; or (iv) other data processing activities that affect or may affect national security. However, as of the date of this annual report, there have been no clarifications from the relevant authorities as to the standards for determining whether an activity “affects or may affect national security”. The Draft Regulations on Network Data Security also requires data processors processing over one million users’ personal information to comply with the regulations on important data processors, including, among others, appointing a person in charge of data security and establishing a data security management organization, filing with the competent authority within fifteen working days after identifying its important data, formulating data security training plans and organizing data security education and training for all staff every year, and that the education and training time of data security related technical and management personnel shall not be less than 20 hours per year. In addition, the Draft Regulations on Network Data Security also requires that data processors processing important data or going public overseas shall conduct an annual data security self-assessment or entrust a data security service institution to do so, and submit the data security assessment report of the previous year to the local branch of CAC before January 31 each year. Further, the Draft Regulations on Network Data Security also requires Internet platform operators to establish platform rules, privacy policies and algorithm strategies related to data, and solicit public comments on their official websites and personal information protection related sections for no less than 30 working days when they formulate platform rules or privacy policies or makes any amendments that may have significant impacts on users’ rights and interests. Platform rules and privacy policies formulated by operators of large Internet platforms with more than 100 million daily active users, or amendments to such rules or policies by operators of large Internet platforms with more than 100 million daily active users that may have significant impacts on users’ rights and interests shall be evaluated by a third-party organization designated by the CAC and reported to local branch of the CAC for approval. As of the date of this annual report, the Draft Regulations on Network Data Security has not been formally adopted.

In addition, Online Recruitment Regulations provide that HR services agencies engaging in online recruitment services shall, in accordance with the requirements under the laws and regulations of mainland China related to national cybersecurity and cybersecurity graded protection systems, strengthen cybersecurity management, perform cybersecurity protection obligations, and adopt technical or other necessary measures to ensure the security of recruitment service network, information system and users’ information. Moreover, HR services agencies shall establish and improve their user s’ information protection system for online recruitment services, and shall not disclose, divulge, damage or illegally sell or provide to any person, such information as the citizen identification number, age, gender, address, contact information of an individual or any information on business situations of an employer. If such agencies provide any personal information or important data collected or generated within mainland China to any overseas party due to their business operation, such provision shall abide by applicable laws and regulations of mainland China.

On July 7, 2022, the CAC issued the Measures for the Security Assessment of Cross-border Transfer of Data, which became effective on September 1, 2022. These measures require the data processor providing data overseas and falling under any of the following circumstances to apply for the security assessment of cross-border transfer of data with the local provincial-level counterparts of the national cybersecurity authority: (i) where the data processor intends to provide important data overseas; (ii) where a critical information infrastructure operator and a data processor who has processed personal information of more than 1,000,000 individuals intends to provide personal information overseas; (iii) where a data processor who has provided personal information of 100,000 individuals or sensitive personal information of 10,000 individuals to overseas recipients, in each case as calculated cumulatively, since 1 January of the last year intends to provide personal information overseas; and (iv) other circumstances where the security assessment of data cross-border transfer is required as prescribed by the CAC. Furthermore, the data processor shall conduct a self-assessment on the risk of data cross-border transfer prior to applying for the foregoing security assessment, under which the data processor shall focus on certain factors including, among others, the legitimacy, fairness and necessity of the purpose, scope and method of data cross-border transfer and the data processing of overseas recipients, the scale, scope, type and sensitivity of the data to be transferred abroad, the risks that the cross-border data transfer may bring to national security, public interests and the legitimate rights and interests of individuals or organizations as well as whether the cross-border data transfer related contracts or the other legally binding documents to be entered with overseas recipients have fully included the data security protection responsibilities and obligations.

On December 8, 2022, the MIIT issued the Measures for the Administration of Data Security in the Field of Industry and Information Technology (for Trial Implementation), which became effective on January 1, 2023. The measures are aimed to regulate the processing activities of data in the field of industry and information technology field conducted by relevant data processors in the PRC. The measures apply to industrial enterprises, software and information technology service companies, and companies holding licenses for operation of telecommunication services that independently determine the purposes and methods of data processing in the course of data processing activities. Data processing activities include, among others, the collection, storage, use, processing, transmission, provision, and disclosure of data. Pursuant to the measures, data in the field of industry and information technology includes industrial data, telecommunication data and radio data generated and collected during the operation of relevant services. The measures provide for the classification of data in the field of industry and information technology as general, important, or core data, and provide specific requirements for the management of data classifications and data protection measures, including, among others, data collection, storage, processing, transmission, disclosure, and destruction for data processors in the field of industry and information technology. In particular, data processors processing important data and core data are required to complete filings with relevant authorities for the catalogue of important data and core data. The filing information includes basic information on the data, such as category, classification, quantity, processing purposes and methods of data processing, scope of use, liable entities, data sharing, cross-border transfer of data and data security protection measures. If over 30% of the quantity (i.e. number of data items or amount of data stored) of important and core data changes or there is any material change to other filing information, data processors must update the filing information with the relevant authorities within three months after such change. Furthermore, the measures provide data security requirements for cross-border and data transfers for data processors. If a data processor needs to transfer data in cases of merger, restructuring, or bankruptcy, it shall establish a data transfer plan and notify users affected. In addition, the measures indicate that the legal representative or principal of the data processor should be the primary person held accountable for data security and the person in charge of data security should take direct responsibility for the security of data processing activities.

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

On December 13, 2005, the MPS issued the Regulations on Technological Measures for Internet Security Protection, or the Internet Protection Measures, which took effect on March 1, 2006. The Internet Protection Measures require Internet service providers including us to take proper measures including anti-virus, data back-up and other related measures, and to keep records of certain information about their users (including user registration information, log-in and log-out time, IP address, content and time of posts by users) for at least 60 days, and detect illegal information, stop transmission of such information, and keep relevant records. Internet services providers including us are prohibited from unauthorized disclosure of users’ information to any third parties unless such disclosure is required by the laws and regulations. They are further required to establish management systems and take technological measures to safeguard the freedom and secrecy of the users’ correspondences.

On December 28, 2012, the SCNPC promulgated the Decision on Strengthening Network Information Protection to enhance the legal protection of information security and privacy on the internet. On July 16, 2013, the MIIT promulgated the Provisions on Protection of Personal Information of Telecommunication and Internet Users, effective on September 1, 2013, to regulate the collection and use of users’ personal information in the provision of telecommunication services and Internet information services in mainland China and the personal information includes a user’s name, birth date, identification card number, address, phone number, account name, password and other information that can be used for identifying a user. Telecommunication business operators and Internet service providers are required to constitute their own rules for the collecting and use of users’ information and they cannot collect or use of user’s information without users’ consent. Telecommunication business operators and Internet service providers must specify the purposes, manners and scopes of information collection and uses, obtain consent of the relevant citizens, and keep the collected personal information confidential. Telecommunication business operators and Internet service providers are prohibited from disclosing, tampering with, damaging, selling or illegally providing others with, collected personal information. Telecommunication business operators and Internet service providers are required to take technical and other measures to prevent the collected personal information from any unauthorized disclosure, damage or loss.

On December 29, 2011, the MIIT promulgated the Several Provisions on Regulation of the Order of Internet Information Service Market, which became effective on March 15, 2012. The Provisions stipulate that without the consent of users, Internet information service providers shall not collect information relevant to the users that can lead to the recognition of the identity of the users independently or in combination with other information (hereinafter referred to as “personal information of users”), nor shall they provide personal information of users to others, unless otherwise provided by laws and administrative regulations. The Provisions also requires that Internet information service providers shall properly keep the personal information of users; if the preserved personal information of users is divulged or may possibly be divulged, Internet information service providers shall immediately take remedial measures; where such incident causes or may cause serious consequences, they shall immediately report the same to the telecommunications administration authorities that grant them with the Internet information service license or filing and cooperate in the investigation and disposal carried out by relevant departments. Failure to comply with such requirements may result in a fine between RMB10,000 and RMB30,000 and an announcement to the public. According to the PRC Cyber Security Law, network operator shall not collect personal information irrelevant to the services it provides or collect or use personal information in violation of the provisions of laws or agreements between both parties.

On May 8, 2017, the Supreme People’s Court and the Supreme People’s Procuratorate released the Interpretations of the Supreme People’s Court and the Supreme People’s Procuratorate on Several Issues Concerning the Application of Law in the Handling of Criminal Cases Involving Infringement of Citizens’ Personal Information, or the Interpretations, effective from June 1, 2017. The Interpretations clarify several concepts regarding the crime of “infringement of citizens’ personal information” stipulated by Article 253A of the Criminal Law of the PRC, including “citizen’s personal information”, “provision”, and “unlawful acquisition”. Also, the Interpretations specify the standards for determining “serious circumstances” and “particularly serious circumstances” of this crime.

On January 23, 2019, the Office of the Central Cyberspace Affairs Commission, the MIIT, the MPS, and the SAMR jointly issued an Announcement of Launching Special Crackdown Against Illegal Collection and Use of Personal Information by Apps on January 23, 2019 to implement special rectification works against mobile Apps that collect and use personal information in violation of applicable laws and regulations, where business operators are prohibited from collecting personal information irrelevant to their services, or forcing users to give authorization in disguised manner.

On November 28, 2019, the CAC, the MIIT, the MPS and the SAMR jointly issued the Methods of Identifying Illegal Acts of Apps to Collect and Use Personal Information, effective on the same date. This regulation further specifies certain illegal practices of Apps operators in terms of personal information protection, including “failure to publicize rules for collecting and using personal information”, “failure to expressly state the purpose, manner and scope of collecting and using personal information”, “collection and use of personal information without consent of users of such App”, “collecting personal information irrelevant to the services provided by such App in violation of the principle of necessity”, “provision of personal information to others without users’ consent”, “failure to provide the function of deleting or correcting personal information in accordance with the law” and “failure to disclose information for complaints and reporting”.

On March 12, 2021, the MIIT, the CAC, the MPS and the SAMR jointly promulgated Rules on the Scope of Necessary Personal Information for Common Types of Mobile Internet Applications, effective on May 1, 2021, which specifies that the scope of necessary personal information for job hunting and recruitment applications includes mobile phone numbers of registered users and resume provided by job seekers. On April 26, 2021, the MIIT promulgated Interim Provisions on the Administration of Personal Information Protection for Apps (Draft for Comments), which further stipulate the protection and management of the personal information on the Apps. As of the date of this annual report, the Interim Provisions on the Administration of Personal Information Protection for Apps (Draft for Comments) has not been formally adopted.

The PRC Data Security Law specifies that the scope of the data almost includes all information records generated from every aspect of production, operation and management during the process of digital transformation of government affairs and enterprises, and requires that data shall be collected legally and properly and shall not be acquired by theft or other illegal means. An entity conducting data processing activities shall establish a sound data security management system throughout the whole process, organize data security education and training and take technical measures and other necessary measures to ensure the security of the information. In addition, data processing activities carried out through the Internet or any other information network shall be conducted on the basis of the graded protection system for cybersecurity. Risk monitoring shall be strengthened when data processing activities are conducted, and remedial measures shall be taken immediately upon discovery of any data security defect or bug. In case of data security incidents, disposal measures shall be taken immediately, users shall be timely notified in accordance with the relevant provisions and reports shall be made to the relevant competent authorities.

On August 20, 2021, the PRC Personal Information Protection Law, or the PIPL, was passed by the SCNPC and became effective on November 1, 2021. The PIPL consolidates rules with respect to personal information rights and privacy protection and specifies the protection requirements for processing personal information, and specifies the rules for processing sensitive personal information. The personal information of an individual shall be processed on the basis of having the consent of the data subject concerned or on some other legitimate basis. Only where there is a specific purpose and sufficient necessity, and under circumstances where strict protection measures are taken, may personal information processors process sensitive personal information. The processing of sensitive personal information of an individual shall be subject to the individual’s separate consent. Personal information processors shall be subject to the liability for personal information processing activities, and adopt necessary measures to safeguard the security of the personal information. Otherwise, the personal information processors will be subject to orders of the regulatory authorities to rectify their operations, suspend or terminate the provision of services, or confiscation of illegal income, fines or other penalties.

In addition, the PIPL strengthens the supervision of automatic decision making to protect the rights of individuals to obtain fair transaction terms and to strengthen the supervision of mobile applications, including: (i) requiring transparency, fairness and impartiality; (ii) banning automatic decision making that impose unreasonable preferential treatment on individuals in terms of transaction prices and other transaction conditions; (iii) setting forth individuals’ right to opt out of automatic decision making; (iv) setting forth individuals’ right to receive explanation of the process which could have significant impact on individuals’ rights and interests and the right to not be subject to decisions based solely on automated processing when such decisions have significant impact on the individual. The processors using personal information for automatic decision making must ensure the transparency of the decision making and fairness and impartiality of the results, and the automatic decision making must not be used to impose unreasonable differential treatment on individuals in terms of transaction prices and other transaction conditions. If the automatic decision making is used for information pushing or commercial marketing to individuals, processors must provide individuals with options that are not based on the individuals’ personal characteristics, or convenient methods for the individuals to refuse such commercial marketing or information pushing. Such options may include, for example, providing a tab on the user interface to disable information pushing with one click, so that users do not have to receive information feed customized based on his or her personal characteristic features. In addition, if such decisions significantly affect the rights and interests of an individual, the individual can request processors to give explanations or refuse to accept the processors making decisions solely based on automatic decision making.

Regulations Relating to Advertisement

All commercial advertising activities for direct or indirect introduction of products or services promoted by product business operators or service providers via a certain medium and in a certain form within the territory of PRC are applied to the PRC Advertising Law, promulgated by the SCNPC on October 27, 1994 and as last amended and effective on April 29, 2021, which requires advertisers, advertising operators and advertising distributors to ensure that the content of the advertisements they produce or distribute are true and in full compliance with applicable laws and regulations and the content of the advertisement shall not contains the prohibited information including but not limited to (i) information harm the dignity or interests of the State or divulge the secrets of the State, (ii) information contain wordings such as “national level”, “highest level” and “best”, (iii) information contain ethnic, racial, religious, sexual discrimination. In addition, where a special government review is required for certain categories of advertisements before publishing, the advertisers, advertising operators and advertising distributors are obligated to confirm that such review has been duly performed and that the relevant approval has been obtained. Without prior consent or request, the advertisers, advertising operators and advertising distributors shall not deliver advertisement to any person’s accommodation or transportation. If the advertisers, advertising operators and advertising distributors display any pop-up advertisement, they shall show the close button clearly to make sure that the viewers can close the advertisement upon one-click.

Violations of these regulations may result in penalties, including fines, confiscation of advertising income, orders to cease dissemination of the advertisements and orders to publish an advertisement correcting the misleading information. For serious violations, the SAMR, or its local branches may order the violator to terminate its advertising operations or even revoke its business license. Furthermore, advertisers, advertising operators or advertising distributors may be subject to civil liabilities if they infringe on the legal rights and interests of third parties.

Furthermore, the Interim Measures for Administration of Internet Advertising, adopted by the SAIC (currently known as the SAMR), or the Internet Advertisement Measures, and became effective on September 1, 2016, regulates any advertisement published on the Internet, including but not limited to, through websites, webpage and APPs, in the form of word, picture, audio and video and provides more detailed guidelines to the advertisers, advertising operators and advertising distributors. According to the Internet Advertisement Measures, Internet information service providers must stop any person from using their information services to publish illegal advertisements if they are aware of, or should reasonably be aware of, such illegal advertisements even though the Internet information service provider merely provides information services and is not involved in the Internet advertisement businesses.

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

Regulations Relating to Intellectual Property

Regulations on Patents

Pursuant to the Patent Law of the PRC, or the Patent Law, which was issued by the SCNPC on March 12, 1984, and last revised on October 17, 2020 and became effective as of June 1, 2021, the State Intellectual Property Office is responsible for managing patent work of the whole nation. The patent management departments of the people’s governments of each province, autonomous region and municipality directly under the central government are responsible for the patent management in their respective administrative regions. Chinese patent system adopts the principle of “prior application”, i.e. where two or more applicants file applications for patent for the identical invention or creation respectively, the patent right shall be granted to the applicant whose application was filed first. If one wishes to file application for patent for invention or utility models, the following three standards must be met: novelty, creativity and practicability. The validity period of a patent for invention is 20 years, the validity period of utility models is 10 years, and the validity period of the design is 15 years. Others may use the patent after obtaining the permit or proper authorization of the patent holder, otherwise such behavior will constitute an infringing act of the patent right.

Regulations on Trademarks

Pursuant to the Trademark Law of the PRC which was promulgated by the SCNPC on August 23, 1982 and last amended on April 23, 2019 and came into effect on November 1, 2019, the Implementation Regulations of the Trademark Law of PRC which was issued by the State Council on August 3, 2002 and last amended on April 29, 2014, and went into effect on May 1, 2014. The Trademark Office under the China National Intellectual Property Administration, or the Trademark Office, shall handle trademark registrations and grant a term of ten years to registered trademarks, which may be renewed for additional ten year period upon request from the trademark owner. The Trademark Law of the PRC has adopted a “first-to-file” principle with respect to trademark registration. Where an application for trademark for which application for registration has been made is identical or similar to another trademark which has already been registered or is under preliminary examination and approval for use on the same kind of or similar commodities or services, the application for registration of such trademark may be rejected. Any person applying for the registration of a trademark may not prejudice the existing right of others, nor may any person register in advance a trademark that has already been used by another party and has already gained a “sufficient degree of reputation” through such party’s use. A trademark registrant may, by entering into a trademark licensing contract, license another party to use its registered trademark. Where another party is licensed to use a registered trademark, the licenser shall report the license to the Trademark Office for recordation, and the Trademark Office shall publish it. An unrecorded license may not be used as a defense against a third party in good faith.

Regulations on Copyrights

Pursuant to the Copyright Law of the PRC promulgated by the SCNPC on September 7, 1990 and last amended on November 11, 2020 and became effective as of June 1, 2021, Chinese citizens, legal persons or other entities shall, whether published or not, enjoy copyright in their works, which include, among others, works of literature, art, natural science, social science, engineering technology and computer software created in writing or oral or other forms. Copyright holders can enjoy multiple rights, including the right of publication, the right of authorship and the right of reproduction.

Pursuant to the Regulation on Computers Software Protection promulgated on June 4, 1991 by the State Council and last amended on January 30, 2013 and the Measures for the Registration of Computer Software Copyright promulgated in 1992 and last amended by the National Copyright Administration on February 20, 2002, the National Copyright Administration is mainly responsible for the registration and management of software copyright in mainland China and recognizes the China Copyright Protection Center as the software registration organization. The China Copyright Protection Center shall grant certificates of registration to computer software copyright applicants in compliance with the regulations of the Measures for the Registration of Computer Software Copyright and the Regulation on Computers Software Protection.

Regulations on Domain Names

Pursuant to the Measures for the Administration of Internet Domain Names promulgated by MIIT on August 24, 2017 and became effective on November 1, 2017, domain name shall refer to the character mark of hierarchical structure, which identifies and locates a computer on the internet and corresponds to the Internet Protocol address of that computer. The MIIT supervises and administers the domain name services in mainland China. The registration for domain names such as the first-tier domain name “.cn” follows the principle of “first application, first registration”. An applicant for registration of domain name shall provide information for the registration of domain name such as the true, accurate and complete information on the identity of the domain name holder to the domain name registration service authority. After completion of the registration procedures, the applicant will become the holder of the relevant domain name. Any registration and use of domain names by organizations and individuals shall abide by the requirements of the Measures for the Administration of Internet Domain Names, and any registrations and uses of domain names in breach of the said Measures constitutes an offence and is subject to criminal liability.

Regulations Relating to Foreign Exchange

Regulations on Foreign Currency Exchange

The principal regulations governing foreign currency exchange in mainland China are the Foreign Exchange Administration Regulations, as last amended on August 5, 2008, or the FEA Regulations. Pursuant to the FEA Regulations, international payments in foreign exchange and the transfer of foreign exchange under the current account items shall not be subject to any state control or restriction when complying with certain procedural requirements. In contrast, the conversion of RMB into foreign currencies and remittance of the converted foreign currency outside mainland China for the purpose of capital account items, such as direct equity investments, loans and repatriation of investment, requires prior approval from SAFE or its local branches.

According to the Circular of SAFE on Further Improving and Adjusting the Foreign Exchange Policies on Direct Investment and its appendix, the Operating Rules for Foreign Exchange Issues with Regard to Direct Investment under Capital Account, promulgated by the SAFE on November 19, 2012 and last amended on December 30, 2019, foreign exchange control measures related to foreign direct investment are improved, such as (i) the open of and payment into the foreign exchange account related to direct investment are no longer subject to approval by SAFE; (ii) reinvestment with legal income of foreign investors in mainland China is no longer subject to approval by SAFE; (iii) purchase and external payment of foreign exchange related to foreign direct investment are no longer subject to approval by SAFE. Later, on February 13, 2015, SAFE issued the Circular on Further Simplifying and Improving Foreign Exchange Administration Policies in Respect of Direct Investment, or Circular 13, effective from June 1, 2015, providing that the bank, instead of SAFE, can directly handle the foreign exchange registration and approval for foreign direct investment and SAFE and its branches.

SAFE released the Notice of the State Administration of Foreign Exchange on Reforming the Mode of Management of Settlement of Foreign Exchange Capital of Foreign Invested Enterprises, or Circular 19, on March 30, 2015, which came into force on June 1, 2015 and last amended on December 30, 2019. Under Circular 19, a foreign invested enterprise, within the registered scope of business, may settle their foreign exchange capital following a principal of authenticity on a discretionary basis according to the actual needs of their business operation, and the RMB capital so converted can be used for equity investments within mainland China, which will be regarded as the reinvestment of foreign-invested enterprise, provided that such foreign invested enterprises are not registered as an enterprises mainly engaged in investment business, including foreign investment companies, foreign funded venture capital enterprises and foreign funded equity investment enterprises. The RMB converted from the foreign exchange capital will be kept in a designated account and is not allowed to be used directly or indirectly for purposes beyond its business scope or used to provide RMB entrusted loans (unless permitted within its registered business scope), repayment of inter-company loans (including third-party advances), and repayment of bank RMB loans that have been re-loaned to third parties, and other uses expressly forbidden under Circular 19.

The Circular of the SAFE on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or the Circular 16, was promulgated and became effective on June 9, 2016. According to the Circular 16, enterprises registered in mainland China may also convert their foreign debts from foreign currency into RMB on self-discretionary basis. The Circular 16 provides an integrated standard for conversion of foreign exchange under capital account items (including but not limited to foreign currency capital and foreign debts) on self-discretionary basis, which applies to all enterprises registered in mainland China. The Circular 16 reiterates the principle that RMB converted from foreign currency-denominated capital of a company may not be directly or indirectly used for purposes beyond its business scope and may not be used for investments in securities or other investment excluding banks’ principal-secured financing products within mainland China unless otherwise specifically provided. Besides, the converted RMB shall not be used to make loans for non-affiliated enterprises unless it is permitted within the business scope or to build or to purchase any real estate that is not for the enterprise’s own use unless it is a real estate enterprise.

On October 23, 2019, SAFE issued the Notice by the State Administration of Foreign Exchange of Further Facilitating Cross-border Trade and Investment, or Circular 28, which cancels the restrictions on domestic equity investments by capital fund of non-investment foreign invested enterprises and allows non-investment foreign invested enterprises to use their capital funds to lawfully make equity investments in mainland China, provided that such investments do not violate the Negative List and the target investment projects are genuine and in compliance with laws.

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

Regulations on Foreign Exchange Registration of Overseas Investment by PRC Residents

On July 4, 2014, SAFE issued Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles, or SAFE Circular 37, to regulate foreign exchange matters in relation to the use of Special Purpose Vehicles, or SPVs, by mainland China residents or entities to seek offshore investment and financing or conduct round trip investment in mainland China.

Pursuant to SAFE Circular 37, a SPV refers to an overseas enterprise directly formed or indirectly controlled for investment or financing purposes by a domestic resident (domestic institution or domestic individual resident) with the assets or interests it legally holds overseas or in a domestic enterprise, while “round trip investment” refers to the direct investments made in mainland China by domestic residents directly or indirectly through SPVs, namely, the behavior of establishing foreign invested enterprises or projects in mainland China by formation, acquisition, merger, or any other means, and acquiring interests, such as ownership, control, or operating right, in them. SAFE Circular 37 provides that, before making contribution into an SPV, mainland China residents are required to complete foreign exchange registration with SAFE or its local branch according to SAFE Circular 37 and applicable currently effective SAFE regulations. According to the Circular 13, local banks, instead of SAFE, will examine and handle foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration.

Failure to comply with the registration procedures set forth in SAFE Circular 37 and the subsequent notice, or making misrepresentation on or failure to disclose controllers of the foreign invested enterprise that is established through round-trip investment, may result in restrictions imposed on the foreign exchange activities of the relevant foreign invested enterprise, including payment of dividends and other distributions, such as proceeds from any reduction in capital, share transfer or liquidation, to its offshore parent or affiliate, and the capital inflow from the offshore parent, and may also subject relevant mainland China residents or entities to penalties under PRC foreign exchange administration regulations.

We have used our best efforts to notify mainland China residents (domestic institution or domestic individual resident) who directly or indirectly hold shares in our Cayman Islands holding company and who are known to us as being mainland China residents to complete the foreign exchange registrations. However, we may not at all times be fully aware or informed of the identities of all our shareholders or beneficial owners, and we cannot compel them to comply with SAFE registration requirements. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—PRC regulations relating to offshore investment activities by mainland China residents may limit our mainland China subsidiaries’ ability to increase their registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under laws of mainland China.”

Regulations on Stock Incentive Plans

Pursuant to the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, issued by SAFE on February 15, 2012, employees, directors, supervisors and other senior management participating in any stock incentive plan of an overseas publicly listed company who are PRC citizens or who are non PRC citizens residing in mainland China for a continuous period of not less than one year, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be a subsidiary in mainland China of such overseas listed company, and complete certain other procedures. Failure to complete the SAFE registrations may subject them to fines and legal sanctions and may also limit their ability to contribute additional capital into their wholly foreign owned subsidiaries in mainland China and limit these subsidiaries’ ability to distribute dividends to them. The domestic agents shall, on behalf of the mainland China residents who have the right to exercise the employee share options, apply to SAFE or its local branches for an annual quota for the payment of foreign currencies in connection with the mainland China residents’ exercise of the employee share options. The foreign exchange proceeds received by the mainland China residents from the sale of shares under the stock incentive plans granted and dividends distributed by the overseas listed companies must be remitted into the bank accounts in mainland China established by the domestic agents before distribution to such mainland China residents. In addition, the domestic agents shall quarterly submit the form for record-filing of information of the Domestic Individuals Participating in the Stock Incentive Plans of Overseas Listed Companies with SAFE or its local branches. Our stock incentive plan has been registered with the Sanya branch of SAFE through Hainan Huapin Borui Network Technology Co., Ltd. as the domestic agent under the Circular 7. In addition, the domestic agents are required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan.

In addition, the SAT has issued circulars concerning stock incentive plan including share option and restricted shares, under which the income derived from such stock incentive plan by our employees who are mainland China resident individuals under PRC Individual Income Tax Law (2018 Revision) will be subject to PRC individual income tax. Our mainland China subsidiaries and VIE have obligations to file documents related to such stock incentive plan with relevant tax authorities and to withhold individual income taxes of those employees for their income derived from the stock incentive plan. If our employees fail to pay or if we fail to withhold their income taxes as required by relevant laws and regulations, we may face sanctions imposed by the PRC tax authorities or other PRC government authorities.

Regulations Relating to Dividend Distributions

The principal laws, rules and regulations governing dividend distributions by foreign-invested enterprises in mainland China are the PRC Company Law and the Foreign Investment Law and its Implementing Regulations. Under these requirements, foreign-invested enterprises may pay dividends only out of their accumulated profit, if any, as determined in accordance with PRC accounting standards and regulations. A mainland China company is required to allocate at least 10% of their respective accumulated after-tax profits each year, if any, to fund certain capital reserve funds until the aggregate amount of these reserve funds have reached 50% of the registered capital of the enterprises. A mainland China company is not permitted to distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

Regulations Relating to Overseas Listing

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

On February 17, 2023, the CSRC issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Regulations, and five supporting guidelines, which became effective on March 31, 2023. Pursuant to the Overseas Listing Regulations, companies in mainland China that directly or indirectly offer or list their securities in an overseas market, including companies in mainland China limited by shares and offshore companies whose main business operations are in the mainland China and intend to offer shares or be listed in an overseas market based on its equities, assets or similar interests in mainland China are required to file with the CSRC within three business days after submitting their listing application documents to the regulator in the place of intended listing. If a company fails to complete the filing under the Overseas Listing Regulations or conceals any material fact or falsifies any major content in its filing documents, it may be subject to administrative penalties, such as order to rectify, warnings, fines, and its controlling shareholders, actual controllers, direct officers-in-charge and other personnel directly in charge may also be subject to administrative penalties, such as warnings and fines. The Overseas Listing Regulations also provide that a company in mainland China must file with the CSRC within three business days for its follow on offering of securities after it is listed in an overseas market. On February 17, 2023, the CSRC also issued the Notice on Administration of the Filing of Overseas Offering and Listing by Domestic Companies and held a press conference for the release of the Overseas Listing Regulations, which, among others, clarified that companies in mainland China that were listed overseas before March 31, 2023 are not required to file with the CSRC immediately, but these companies should complete filing with the CSRC for their future financing activities in accordance with the Overseas Listing Regulations. Based on the foregoing, we are not required to complete filing with the CSRC for our prior overseas offerings at this stage, but we may be subject to the filing requirements for our future capital raising activities under the Overseas Listing Regulations.

On February 24, 2023, the CSRC issued the Provisions on Strengthening the Confidentiality and Archive Management Work Relating to the Overseas Securities Offering and Listing by Domestic Companies, which became effective on March 31, 2023. These provisions aim to expand the applicable scope of the regulation to indirect overseas offerings and listings by PRC domestic companies and emphasize the confidentiality and archive management duties of PRC domestic companies during the process of overseas offerings and listings. Given these provisions were recently promulgated, there are substantial uncertainties as to their interpretation, application, and enforcement.

Regulations Relating to Employment and Social Welfare

Regulations on Employment

The major laws and regulations of mainland China that govern employment relationship are the PRC Labor Law, or the Labor Law, promulgated by the SCNPC on July 5, 1994, came into effect on January 1, 1995 and last revised on December 29, 2018, and the PRC Labor Contract Law, or the Labor Contract Law, promulgated by the SCNPC on June 29, 2007 and became effective on January 1, 2008, and then amended on December 28, 2012 and became effective on July 1, 2013, and the Implementation Rules of the Labor Contract Law of the PRC, issued by the State Council on September 18, 2008 and came into effect on the same day. According to the aforementioned laws and regulations, labor relationships between employers and employees must be executed in written form. The laws and regulations above impose stringent requirements on the employers in relation to entering into fixed-term employment contracts, hiring of temporary employees and dismissal of employees. As prescribed under the laws and regulations, employers shall ensure its employees have the right to rest and the right to receive wages no lower than the local minimum wages. Employers must establish a system for labor safety and sanitation that strictly abide by state standards and provide relevant education to its employees. Violations of the Labor Contract Law and the Labor Law may result in the imposition of fines and other administrative liabilities and/or incur criminal liabilities in the case of serious violations.

Regulations on Social Insurance and Housing Fund

According to the Social Insurance Law of PRC, which was issued by the SCNPC on October 28, 2010 and came into effect on July 1, 2011 and was last revised on December 29, 2018, enterprises and institutions in mainland China shall provide their employees with welfare schemes covering pension insurance, unemployment insurance, maternity insurance, occupational injury insurance, medical insurance and other welfare plans. The employer shall apply to the local social insurance agency for social insurance registration within 30 days from the date of its formation. And it shall, within 30 days from the date of employment, apply to the social insurance agency for social insurance registration for the employee. Any employer who violates the regulations above shall be ordered to make correction within a prescribed time limit; if the employer fails to rectify within the time limit, the employer and its directly liable person will be fined. Meanwhile, the Interim Regulation on the Collection and Payment of Social Insurance Premiums, issued by the State Council on January 22, 1999 and came into effect on the same day and was last revised on March 24, 2019, prescribes the details concerning the social securities.

Apart from the general provisions about social insurance, specific provisions on various types of insurance are set out in the Regulation on Work-Related Injury Insurance, issued by the State Council on April 27, 2003, came into effect on January 1, 2004 and revised on December 20, 2010, the Regulations on Unemployment Insurance, issued by the State Council on January 22, 1999 and came into effect on the same day, the Trial Measures on Employee Maternity Insurance of Enterprises, issued by the Ministry of Labor (currently known as MOHRSS) on December 14, 1994 and came into effect on January 1, 1995. Enterprises subject to these regulations shall provide their employees with the corresponding insurance.

According to the Regulation Concerning the Administration of Housing Provident Fund, implemented since April 3, 1999 and last amended on March 24, 2019, any newly established entity shall make deposit registration at the housing accumulation fund management center within 30 days as of its establishment. After that, the entity shall open a housing accumulation fund account for its employees in an entrusted bank. Within 30 days as of the date an employee is recruited, the entity shall make deposit registration at the housing accumulation fund management center and seal up the employee’s housing accumulation fund account in the bank mentioned above within 30 days from termination of the employment relationship.

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

Regulations Relating to Tax

Regulations on Dividend Withholding Tax

The Enterprise Income Tax Law of PRC, or the EIT Law, was promulgated by the National People’s Congress on March 16, 2007, became effective on January 1, 2008 and last amended on December 29, 2018. According to EIT Law and the Regulation on the Implementation of the EIT Law, or the Implementing Rules, which was issued on December 6, 2007, became effective on January 1, 2008 and further amended on April 23, 2019, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in mainland China to its foreign enterprise investors are subject to a 10% withholding tax, unless any such foreign enterprise investor’s jurisdiction of incorporation has a tax treaty with mainland China that provides for a preferential withholding arrangement. According to the Notice of the SAT on Negotiated Reduction of Dividends and Interest Rates issued on January 29, 2008 and revised on February 29, 2008, and the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income, or Double Tax Avoidance Arrangement, which was issued by SAT on August 21, 2006 and were subsequently amended in 2008, 2011, 2016 and 2019, the withholding tax rate in respect of the payment of dividends by a mainland China enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the mainland China enterprise and certain other conditions are met, including: (i) the Hong Kong enterprise must directly own the required percentage of equity interests and voting rights in the mainland China resident enterprise; and (ii) the Hong Kong enterprise must have directly owned such required percentage in the mainland China resident enterprise throughout the 12 months prior to receiving the dividends. However, based on the Circular on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties issued and became effective on February 20, 2009 by the SAT, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment; and based on the Announcement on Certain Issues with Respect to the “Beneficial Owner” in Tax Treaties issued by the SAT on February 3, 2018 and effective from April 1, 2018, if an applicant’s business activities do not constitute substantive business activities, it could result in the negative determination of the applicant’s status as a “beneficial owner”, and consequently, the applicant could be precluded from enjoying the above-mentioned reduced income tax rate of 5% under the Double Tax Avoidance Arrangement.

Regulations on Enterprise Income Tax

The EIT Law and the Implementing Rules impose a uniform 25% enterprise income tax rate to both foreign invested and domestic enterprises, except where tax incentives are granted to special industries and projects. Among other tax incentives, the preferential tax treatment continues as long as an enterprise can retain its “High and New Technology Enterprise” status.

Under the PRC EIT Law, an enterprise established outside mainland China with “de facto management bodies” within mainland China is considered a “resident enterprise” for mainland China enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. The Notice Regarding the Determination of PRC-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies promulgated by the SAT and last amended on December 29, 2017 and the Announcement of the State Administration of Taxation on Issues concerning the Determination of Resident Enterprises Based on the Standards of Actual Management Institutions promulgated by the SAT on January 29, 2014 set out the standards used to classify certain Chinese invested enterprises controlled by Chinese enterprises or Chinese enterprise groups and established outside of mainland China as “resident enterprises”, which also clarified that dividends and other income paid by such mainland China “resident enterprises” will be considered PRC source income and subject to PRC withholding tax, currently at a rate of 10%, when paid to non-mainland China enterprise shareholders. This notice also subjects such mainland China “resident enterprises” to various reporting requirements with the PRC tax authorities. Under the Implementing Rules, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise.

On October 17, 2017, the SAT issued the Bulletin on Issues Concerning the Withholding of Non-Mainland China Resident Enterprise Income Tax at Source, or Bulletin 37, which replaced the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-Mainland China Resident Enterprises, issued by the SAT, on December 10, 2009, and partially replaced and supplemented the rules under the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-Mainland China Resident Enterprises, or Bulletin 7, issued by the SAT, on February 3, 2015. Under Bulletin 7, an “indirect transfer” of assets, including equity interests in a mainland China resident enterprise, by non-mainland China resident enterprises may be re-characterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of mainland China enterprise income tax. As a result, gains derived from such indirect transfer may be subject to mainland China enterprise income tax. In respect of an indirect offshore transfer of assets of a mainland establishment, the relevant gain is to be regarded as effectively connected with the mainland China establishment and therefore included in its enterprise income tax filing, and would consequently be subject to mainland China enterprise income tax at a rate of 25%. Where the underlying transfer relates to the immoveable properties in mainland China or to equity investments in a mainland China resident enterprise, which is not effectively connected to a mainland establishment of a non-resident enterprise, a mainland China enterprise income tax at 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments bears the withholding obligation. Pursuant to Bulletin 37, the withholding party shall declare and pay the withheld tax to the competent tax authority in the place where such withholding party is located within 7 days from the date of occurrence of the withholding obligation. Both Bulletin 37 and Bulletin 7 do not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired from a transaction through a public stock exchange.

Regulations on Value-added Tax

The Provisional Regulations of the PRC on Value-added Tax, or the VAT Regulation, were promulgated by the State Council on December 13, 1993 and came into effect on January 1, 1994 and were subsequently amended in 2008, 2016 and 2017. The Detailed Rules for the Implementation of the Provisional Regulations of the PRC on Value-added Tax (Revised in 2011) was promulgated by the Ministry of Finance, or MOF, on December 25, 1993 and subsequently amended on December 15, 2008 and October 28, 2011, and together with the VAT Regulation, the VAT Law. The PRC State Council approved, and the SAT and the MOF officially launched a pilot value-added tax reform program starting from January 1, 2012, or the Pilot Program, applicable to businesses in selected industries. Businesses in the Pilot Program would pay value-added tax instead of business tax. The Pilot Program was initiated in Shanghai, then further applied to ten additional regions such as Beijing and Guangdong province. On November 19, 2017, the State Council promulgated the Decisions on Abolishing the Provisional Regulations of the PRC on Business Tax and Amending the Provisional Regulations of the PRC on Value-added Tax, or the Order 691. According to the VAT Law and Order 691, all enterprises and individuals engaged in the sales of goods, the provision of processing, repair and replacement services, sales of services, intangible assets, real properties and the importation of goods within the territory of mainland China are the taxpayers of VAT. The VAT tax rates generally applicable are simplified as 17%, 11%, 6% and 0%, and the VAT tax rate applicable to the small-scale taxpayers is 3%.

On April 4, 2018, Adjustment to Value-added Tax Rates, or the Bulletin 32, was promulgated by MOF and SAT, which came into effect on May 1, 2018. According to Bulletin 32, the VAT tax rates of 17% and 11% are changed to 16% and 10%, respectively. On March 20, 2019, the MOF, SAT and General Administration of Customs jointly promulgated the Announcement on Policies for Deepening the VAT Reform or Notice 39, which came into effect on April 1, 2019. Notice 39 further changes the VAT tax rates of 16% and 10% to 13% and 9%, respectively.

Regulations Relating to Anti-Monopoly

The SCNPC promulgated the Anti-Monopoly Law of the PRC, or the Anti-Monopoly Law, on August 30, 2007, which came into effect on August 1, 2008 and last amended on June 24, 2022, reiterates that monopolistic conduct such as entering into monopoly agreements, abuse of such position and concentration of undertakings that have the effect of eliminating or restricting competition are prohibited. Furthermore, a business operator with a dominant market position may not abuse its dominant market position to conduct acts such as selling commodities at unfairly high prices or purchasing commodities at unfairly low prices, selling products at prices below cost without any justifiable cause, and refusing to trade with a trading party without any justifiable cause. Sanctions for the violations of the prohibition on the abuse of dominant market position include an order to cease the relevant activities, confiscation of the illegal gains and fines (from 1% to 10% of sales revenue from the previous year).

On August 3, 2008, the State Council issued the Provisions of the State Council on the Thresholds for Declaring Concentration of Business Operators, and last amended and took effective on September 18, 2018. Pursuant to the Anti-Monopoly Law and such provisions, when a concentration of undertakings occurs and reaches any of the following thresholds, the undertakings concerned shall file a prior notification with the Anti-Monopoly agency (i) the total global turnover of all operators participating in the transaction exceeded RMB10 billion in the preceding fiscal year and at least two of these operators each had a turnover of more than RMB400 million within mainland China in the preceding fiscal year, or (ii) the total turnover within mainland China of all the operators participating in the concentration exceeded RMB2 billion in the preceding fiscal year, and at least two of these operators each had a turnover of more than RMB400 million within mainland China in the preceding fiscal year) are triggered, and no concentration shall be implemented until the Anti-Monopoly agency clears the Anti-Monopoly filing. “Concentration of undertakings” means any of the following: (i) merger of undertakings; (ii) acquisition of control over another undertaking by acquiring equity or assets; or (iii) acquisition of control over, or exercising decisive influence on, another undertaking by contract or by any other means.

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

On March 24, 2023, the SAMR issued the Provisions on the Review of Concentration of Undertakings, the Provisions on the Prohibition of Monopoly Agreements, the Provisions on the Prohibition of Acts of Abuse of Dominant Market Position, and the Provisions on the Prohibition of Acts of Abuse of Administrative Power to Exclude or Restrict Competition, which came into effect on April 15, 2023. These provisions provide detailed rules for the implementation of the Anti-Monopoly Law.

C.	Organizational Structure

The following diagram illustrates our corporate structure, including our significant subsidiaries and the VIE, as of the date of this annual report:

KANZHUN LIMITED
(Cayman Islands)
Techfish Limited
(Hong Kong)
Outside PRC
Inside PRC
Beijing Glorywolf Co., Ltd.
("Our WFOE")
Beijing Huapin Borui Network Technology Co., Ltd. (1)
("the VIE")
Equity interest (100% unless otherwise indicated)
Contractual arrangements (For details, see "Corporate History and Structure—Contractual Arrangements with the VIE and its Shareholders")

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

Contractual Arrangements with the VIE and Its Shareholders

Current laws and regulations of mainland China impose certain restrictions or prohibitions on foreign ownership of companies that engage in value-added telecommunication services and certain other businesses. We are an exempted company incorporated in the Cayman Islands. Our WFOE is our subsidiary in mainland China and is a foreign-invested enterprise under PRC Laws. To comply with laws and regulations of mainland China, we conduct certain of our business in mainland China through the VIE based on a series of contractual arrangements by and among our WFOE, the VIE and its shareholders.

Our contractual arrangements with the VIE and its shareholders allow us to (i) direct the activities of the VIE, (ii) receive substantially all of the economic benefits of the VIE, (iii) have the pledge right over the equity interests in the VIE as the pledgee, and (iv) have an exclusive call option to purchase all or part of the equity interests and/or assets in the VIE when and to the extent permitted by laws of mainland China.

As a result of our direct ownership in our WFOE and the contractual arrangements with the VIE, we are regarded as the primary beneficiary of the VIE, and we treat the VIE as the VIE under U.S. GAAP. We have consolidated the financial results of the VIE in our consolidated financial statements in accordance with U.S. GAAP.

The following is a summary of the currently effective VIE contractual agreements by and among our WFOE, the VIE and its shareholders.

Agreements that allow us to direct the activities of the VIE

Powers of Attorney.   Pursuant to the proxy agreement entered into by the VIE, its shareholders and our WFOE (the “Powers of Attorney”), each of the VIE shareholders unconditionally and irrevocably agrees to appoint our WFOE and/or its designee as their sole and exclusive agent to act on their behalf on all matters concerning the VIE and to exercise all of their rights as shareholder of the VIE, including but not limited to: (i) to propose, convene and attend shareholders’ meetings of the VIE and sign minutes and resolutions of the shareholders’ meeting on their behalf; (ii) to exercise all shareholder rights that they are entitled to under PRC laws and the articles of association of the VIE, including, but not limited to, the right to vote as a shareholder, and the right to sell or transfer or pledge or dispose of all or any part of their shareholding; and (iii) acting as their authorized representative to elect, designate and appoint the legal representative, chairman, directors, supervisors, general manager and other senior executives of the VIE. The Powers of Attorney will be terminated, among other things, under certain conditions when our WFOE or its designee is duly registered as the sole shareholder of the VIE on the premise that PRC laws permits our WFOE, or its offshore parent company or any subsidiary directly or indirectly controlled by it, to directly hold equity interest in and legally engage in the business conducted by the VIE.

Equity Pledge Agreement.   Under the equity pledge agreement among our WFOE, the VIE and its shareholders dated September 30, 2022 (the “Equity Pledge Agreement”), each of the VIE shareholders agreed to pledge all of their respective equity interests in the VIE to our WFOE as a security interest to guarantee performance of their contractual obligations under the VIE contractual agreements and all liabilities, monetary debts or other payment obligations arising out of or in relation with the VIE contractual agreements.

Among other things, the VIE shareholders have undertaken that without our WFOE’s prior written consent, they shall not directly or indirectly transfer the equity interests in any way, create or permit the existence of any pledge or other form of security which might affect the rights and interests of the our WFOE, other than the transfer of such equity interests to our WFOE or its designee pursuant to the Exclusive Purchase Option Agreement.

Upon the occurrence of an event of default (as defined in the Equity Pledge Agreement), our WFOE may, at any time thereafter, serve a default notice to the VIE shareholders, upon which our WFOE may (1) demand all the outstanding payment due according to the Exclusive Technology and Service Co-operation Agreement, and/or (2) exercise its right of pledge according to the Equity Pledge Agreement, or otherwise dispose of the pledged equity interest in accordance with applicable Laws, unless the event of default has been resolved in the satisfactory of our WFOE within 30 days after the default notice has been served. Our WFOE may exercise such right of pledge based on its own independent judgement. The shareholders of the VIE and the VIE have covenanted to unconditionally collaborate with our WFOE when our WFOE exercises such right of pledge. Our WFOE shall bear no responsibilities for any direct or indirect loss incurred consequent upon its exercise of such right of pledge.

The Equity Pledge Agreement shall remain effective until, among others, the VIE and its shareholders have recorded the release of such pledged equity interests in the register of members of the VIE and completed relevant deregistration procedure.

We have completed the registration of the equity interest pledge under the Equity Pledge Agreement in relation to the VIE with the relevant office of the SAMR in accordance with applicable laws and regulations of mainland China.

Agreements that allow us to receive economic benefits from the VIE

Exclusive Technology and Service Co-operation Agreement.   Pursuant to the exclusive technology and service co-operation agreement among our WFOE, the VIE and its shareholders dated September 30, 2022 (the “Exclusive Technology and Service Co-operation Agreement”), our WFOE has the exclusive right to provide technical consultancy, technical support, and other services, which may include (i) provision of advices on business management; (ii) provision of advices on IT system and other technical support; (iii) provision of business support, marketing and promotion; (iv) provision of development, maintenance and upgrade of software; (v) provision of human resources support; (vi) provision of leasing services to equipment; and (vii) other services requested from time to time.

Without our WFOE’s prior written consent, the VIE shall not, and shall procure its subsidiaries not to, receive services which are identical or similar to the services covered by the Exclusive Technology and Service Co-operation Agreement from any third party (as defined in the Exclusive Technology and Service Co-operation Agreement).

In consideration of the services provided by our WFOE, the VIE shall pay service fee to our WFOE. Pursuant to the Exclusive Technology and Service Co-operation Agreement, the service fees shall be equivalent to the total consolidated profit of the VIE and its subsidiaries, after offsetting the prior-year loss (if any), operating costs, expenses, taxes and other statutory contributions. Notwithstanding the foregoing, our WFOE shall have the right to adjust the level of the service fees by taking into account such factors as (a) the complexity and difficulty of the services involved, (b) the time taken for the services, (c) the scope of management and technical consulting and other services and their commercial value, (d) the scope of intellectual property licensing and leasing services and their commercial value, and (e) the market reference price for services of similar kinds. The VIE shall pay the service fees to our WFOE within 30 business days after given payment instructions by our WFOE.

Our WFOE has the exclusive and proprietary rights and interest to all intellectual properties, in irrespective of being developed by the VIE or by our WFOE. Without the prior written consent of our WFOE, the VIE shall not, and shall procure its subsidiaries not to, transfer, assign, pledge, or by any other means dispose of any of such intellectual properties.

The Exclusive Technology and Service Co-operation Agreement shall remain effective until, among others, the date on which our WFOE or the party designated by our WFOE is formally registered as the shareholder of the VIE, in the case where our WFOE is permitted by the PRC laws to directly hold the shares of the VIE and our WFOE and its subsidiaries and affiliates are allowed to engage in the Relevant Businesses being currently operated by the VIE.

Agreements that provide us with the option to purchase the equity interests in the VIE

Exclusive Purchase Option Agreement.   Under the exclusive call option agreement among our WFOE, the VIE and its shareholders dated September 30, 2022 (the “Exclusive Purchase Option Agreement”), our WFOE, or its offshore parent company or its directly or indirectly owned subsidiaries was granted an irrevocable and exclusive right by the VIE shareholders to purchase from each of the VIE shareholders all or any part of their respective equity interest in the VIE.

The VIE and the its shareholders irrevocably covenanted that they shall procure each of the subsidiaries of the VIE to observe the same covenants as those made by the VIE under the corresponding provisions in the Exclusive Purchase Option Agreement that, among others, (i) unless with prior written consent by our WFOE, the VIE shall not sell, transfer, pledge, or otherwise dispose all or any part of its assets (other than the assets necessary for its ordinary course of business); (ii) without the prior consent by our WFOE, no actions or omissions would be taken that would adversely affect the operation status and asset value of the VIE; and (iii) upon the request of our WFOE, the VIE shareholders and the VIE shall appoint the party designated by our WFOE as the director, supervisor and/or senior officer of the VIE and/or remove the incumbent directors, supervisors and/or senior officers of the VIE and implement all relevant resolutions and filing procedures. In addition, the VIE shareholders irrevocably covenanted that they shall not sell, transfer, pledge, or otherwise dispose all or any part of its equity interest in the VIE, other than the creation of the pledge of the VIE’s equity interest pursuant to the VIE contractual agreements.

The purchase price payable by our WFOE or its designee in respect of the transfer of the entire equity interest and/or the total assets of the VIE shall be the nominal price, or the minimum price required by competent PRC authorities or PRC laws. However, in any event, subject to the provisions and requirements of PRC laws, the price paid by our WFOE and/or its designee to the VIE and/or VIE shareholders at any such price shall be returned by the VIE and/or VIE shareholders to our WFOE at the time and in the form requested by our WFOE.

The Exclusive Purchase Option Agreement shall remain effective for ten years with our WFOE having the option to renew it until all the equity interest in and/or all assets of the VIE has been transferred to our WFOE and/or its designee (registration has been completed for the change of members) and our WFOE and its subsidiaries and branches can legally engage in the business of the VIE.

The VIE and its shareholders, among other things, have covenanted that: (i) without the prior written consent of our WFOE, they shall not supplement, alter or modify the articles of association of the VIE, or change its registered capital or capital structure in any way; (ii) they shall maintain the VIE’s corporate existence and conduct its business and affairs prudently and efficiently; (iii) without the prior written consent of our WFOE, the VIE will not sell, transfer, pledge or otherwise dispose of any of its assets (except for what is required for daily business operations), business or revenue; (iv) without the prior written consent of our WFOE, the VIE will not incur, inherit, guarantee or permit any debt except for: debts arising in the ordinary or usual course of business other than by means of loans; and debts that have been disclosed to and agreed in writing by our WFOE; (v) they shall maintain the ordinary business operations of the VIE so as to maintain the value of the VIE’s assets, and shall not perform any act/omission which would be sufficient to affect its business condition and the value of its assets; (vi) without the prior written consent of our WFOE, the VIE shall not enter into any material contract other than contracts entered into in the ordinary and normal course of business and contracts entered into by the VIE and our WFOE’s overseas parent company and/or the subsidiaries directly or indirectly controlled by such parent company; (vii) without the prior written consent of our WFOE, the VIE shall not provide any loan or security to any person; (viii) upon the request of our WFOE, the VIE will provide to our WFOE all the information concerning its operating and financial status; (ix) without the prior written consent of our WFOE, they shall not procure or consent the VIE to merge or form a joint venture with any entities, or acquire or make investment in any entity; (x) they shall immediately notify our WFOE and take all necessary actions pursuant to the reasonable requirements of our WFOE when there is any litigation, arbitration or administrative proceedings that would occur or might occur in connection with the VIE’s assets, business and revenue; (xi) to protect the VIE’s ownership of all its assets, they shall execute all necessary or appropriate documents, take all necessary or appropriate actions and file all necessary or appropriate claims or take necessary and appropriate defense against all claims; (xii) without the prior written consent of our WFOE, the VIE shall not distribute dividends in any form to its shareholders, but shall, upon the request of our WFOE, immediately distribute all distributable profits to its respective shareholders; and (xiii) the VIE shall, upon the request of our WFOE, appoint or terminate the appointment of any person designated by our WFOE to act as a director of the VIE.

The VIE shareholders, among other things, have further covenanted that: (i) without the prior written consent of our WFOE, they shall not sell, transfer, pledge or dispose legal or beneficial interest in the VIE, or impose any encumbrances on such rights and interests, other than the creation of the pledge of the VIE’s equity interest pursuant to the VIE contractual agreements; (ii) shall not engage in any business operation or conduct in any manner which may impose an adverse impact on the reputation of the VIE; (iii) without our WFOE’s prior written consent, they shall procure board of directors and/or shareholders’ meetings of the VIE not to approve the sale, transfer, pledge, or disposal of legal or beneficial interest of any equity interest or assets, or allow creation of any encumbrances thereon, other than the creation of the pledge of the VIE’s shares pursuant to the VIE contractual agreements; (iv) without our WFOE’s prior written consent, they shall not procure board of directors and/or shareholders’ meetings of the VIE to approve a merger, or consolidation, or acquisition in any person, or divestment of the VIE, revision of its articles of associations, or change in registered capital or its corporate status; (v) the VIE shareholders shall not instruct the VIE to pay any dividends or bonus or to convene a shareholders’ meeting in relation thereto, or to vote in favour of such matter at such meeting; and (vi) they shall abide strictly by the VIE contractual agreements, perform the obligations under such agreements effectively, and not take any actions or omissions which may adversely affect the validity and enforceability of such agreements.

Spousal Consent. Pursuant to the spousal consent letter executed by the spouses of both shareholders of the VIE on September 30, 2022, the signing spouse unconditionally and irrevocably consents to the execution of the Exclusive Technology and Service Co-operation Agreement, the Equity Pledge Agreement, the Exclusive Purchase Option Agreement, and the Power of Attorney executed by Mr. Zhao or Ms. Yue (as the case may be) (the “Transaction Documents”) and to the disposal in accordance therewith of the equity interest in the VIE held by Mr. Zhao or Ms. Yue (as the case may be). Each of the spouses also undertook (1) not to make any claim with respect to the relevant equity interest in the VIE; (2) to execute all documents and take all actions necessary to ensure that the Transaction Documents (as amended from time to time) are properly performed; and (3) if for any reason the spouses acquire any of the equity held by the VIE shareholder in the VIE, to be bound by the Transaction Documents and execute any required written documents for such purpose.

In the opinion of Han Kun Law Offices, our PRC legal counsel:

●	the ownership structures of the VIE and our WFOE in China are not in violation of applicable mandatory laws and regulations of mainland China currently in effect; and
●	each of the agreements under the contractual arrangements among our WFOE, the VIE and its shareholders governed by PRC law currently is valid and binding, and do not violate applicable PRC laws or regulations currently in effect.

However, our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current and future laws of mainland China, regulations and rules. Accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC legal counsel. It is uncertain whether any new laws or regulations of mainland China relating to VIE structures will be adopted or if adopted, what they would provide. If we or the VIE are found to be in violation of any existing or future laws or regulations of mainland China, or fail to obtain or maintain any of the required permits, approvals, or filings, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Item 3. Key Information—D. Risk Factors—Risks relating to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating some of our operations in mainland China do not comply with laws and regulations of mainland China relating to the relevant industries, or if these laws and regulations or the interpretation of existing laws and regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations,” “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—Our current corporate structure and business operations may be substantially affected by the newly enacted Foreign Investment Law” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

D.	Property, Plants and Equipment

Our headquarters are based in Beijing and we have offices in 49 cities in mainland China. We leased properties in mainland China with a total gross floor area of approximately 86,000 square meters as of the date of this annual report. Our leased properties are mainly used as offices. They mainly include premises for our headquarters and offices. We believe that our existing facilities are generally adequate to meet our current needs, but we expect to seek additional space as needed to accommodate future growth.

Item 4A.Unresolved Staff Comments

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

Key Factors Affecting Our Results of Operations

Our business and results of operations are affected by a number of general factors that impact China’s online recruitment service market, including, among others:

●	China’s overall economic growth and development, along with its structural transformation into a service-based and technology-driven economy;
●	greater challenges in hiring leading to the increasing adoption of recruitment services;
●	digitalization of the recruitment industry;
●	the emergence of the direct recruitment model;
●	growth of the blue-collar sector;
●	the high growth potential in online penetration among employers, in particular Bosses;
●	competitive landscape of China’s online recruitment service industry and our market position therein; and

●	government policies and regulations affecting China’s internet industry as well as online recruitment service industry.

Unfavorable changes in any of these general conditions could negatively impact demand for our services and materially and adversely affect our results of operations. While our business is influenced by these general factors, our results of operations are more directly affected by the following company-specific factors.

Our ability to expand our large and active user base and enhance user engagement

A large and active user base is the core reason why enterprise users and job seekers are attracted to and continue to use our online recruitment platform, as enterprise users primarily look for a large talent pool to recruit from and job seekers value access to a multitude of actively hiring employers when using recruitment services. We believe it’s important to grow our MAU, which we view as a key indicator of the size of our active user base, in order to support our business development. Our average MAU grew by 36.9% from 19.8 million in 2020 to 27.1 million in 2021 and grew by 5.9% to 28.7 million in 2022. Whether we can continue to grow our MAU mainly depends on our ability to provide high-quality user experience. To this end, we will continue to focus on providing a personalized user experience through enhancing our big data technology capabilities that power the recommendation engine, offering more efficient and flexible communication methods for our users, and improving the reliability of our online recruitment platform. Pursuant to an announcement posted by the CAC on July 5, 2021 relating to the cybersecurity review, our BOSS Zhipin app was required to suspend new user registration to cooperate with the cybersecurity review and prevent the expansion of risks. As approved by the Cybersecurity Review Office of the CAC, we have recommenced new user registration on our BOSS Zhipin app, effective from June 29, 2022.

Our acquisition of paid enterprise customers

Growth in the number of paid enterprise customers is a key driver of our revenue growth, as most of our revenues come from providing online recruitment services to paid enterprise customers. The continued growth of our business therefore depends on our acquisition of paid enterprise customers. Our paid enterprise customers reached 3.6 million in 2022. In order to improve our acquisition of paid enterprise customers, we will continue to focus our resources on maintaining relationships with existing enterprise users, improving service quality, converting free enterprise users and their companies to paid enterprise customers, exploring new services, features and functionalities responsive to user needs, promoting awareness of our brands, and marketing our services to a wider user group and in more geographical markets.

Our ability to expand our services to existing paid enterprise customers

We believe that there is a significant opportunity for cross selling more of our online recruitment services to our existing paid enterprise customers. Among our paid enterprise customers, those who contributed revenues of RMB5,000 or more to us in a twelve-month period ended on the end of a given period accounted for the majority of our revenue source in 2020, 2021 and 2022. Paid enterprise customers who contributed RMB5,000 or more, but less than RMB50,000 of revenues to us in a twelve-month period ended on the end of a given period, or mid-sized accounts, contributed 35.8%, 35.5% and 39.3% of our total revenues in 2020, 2021 and 2022, respectively. In addition, paid enterprise customers who contributed RMB50,000 or more of revenues to us in a twelve-month period ended on the end of a given period, or key accounts, contributed 17.0%, 21.8% and 22.9% of our total revenues in 2020, 2021 and 2022, respectively. We value key accounts because they typically are large enterprises with steady demand for our online recruitment services and a stable recruiting budget. The number of key accounts increased by 155.4% from 1,871 in 2020 to 4,778 in 2021 and further increased by 25.2% to 5,984 in 2022.

The consistent increase of revenue contribution of mid-sized accounts and key accounts speaks to the importance of expanding our services to existing paid enterprise customers, which will increase their spending and move more of our paid enterprise customers into the mid-sized and key account groups. To expand our services to existing paid enterprise customers, we plan to introduce new service offerings, better educate existing paid enterprise customers about the value of additional services, and recommend more customized services to each paid enterprise customer based on analysis of its historical hiring behaviors.

Our ability to promote our brands and market our services more effectively

Our investment in branding, marketing and promotional activities contributes to our user acquisition, and whether such investment is cost-effective has a significant impact on our results of operations. To achieve maximum return for our branding and marketing investments, we set and adjust our branding and marketing strategies based on data analytics of factors such as occupational structure, average income of target demographics, and characteristics of different marketing channels. Our advertising expenses represented 41.8%, 23.4% and 17.6% of our revenues in 2020, 2021 and 2022, respectively. The declining proportion of our advertising expenses to revenues signifies higher efficiency of our marketing activities. We will need to continue to monitor and manage our advertising expenses if we are to improve profitability in the future.

Our ability to enhance our operating efficiency

Our results of operations are further affected by our operating efficiency in aspects other than sales and marketing, as measured by our total operating cost and expenses excluding sales and marketing expenses as a percentage of our revenues. Certain items of our operating cost and expenses trended downwards as a percentage of our revenues from 2020 to 2022, especially after excluding share-based compensation expenses. As our business grows further, we expect to improve the efficiency and utilization of our personnel, and leverage our scale to achieve greater operating leverage.

Impact of COVID-19 on Our Operations

The COVID-19 pandemic had severely impacted China and the rest of the world, and resulted in quarantines, travel restrictions, the temporary closure of offices and facilities and cancelation of public activities, among others.

In 2022, there was a recurrence of COVID-19 outbreaks in certain cities and provinces of mainland China, including, among others, Shanghai, Beijing, Shenzhen, Chengdu and Zhengzhou due to the COVID-19 variants, which delayed the recovery of consumption and services. Although the COVID-19 pandemic accelerated the existing trend of bringing the recruitment process online and increased the market penetration of online recruitment platforms, the impact from the COVID-19 has reduced the employers’ willingness to recruit and their recruitment related budgets, and the combined effect had a negative impact on our business, especially in cities most impacted by the COVID-19 pandemic. In addition, we made adjustments to operation hours and instituted work-from-home arrangements. We believe the resurgence of the COVID-19 had an adverse impact on our business and results of operations in 2022 while such adverse impact, as a whole, had been temporary in nature and will not have a material impact on us in the long run, on the basis that (i) despite some sporadic resurgence in certain areas from time to time, the recruitment demand adversely affected by the COVID-19 recovered in a speedy manner soon after the outbreak to a pre-COVID level (ii) our business is mainly operated online, which had been less directly impacted by the restrictive measures; and (iii) we have also adopted enhanced hygiene and precautionary measures to prevent infection and transmission of the COVID-19 within our premises and among our staff.

Most of the restrictions and requirements imposed in mainland China in response to the COVID-19 pandemic were lifted in December 2022. However, the potential future impact of the virus and related policies remains uncertain. The extent to which the COVID-19 may continue to affect our customers’ ability to pay, customer demand for our services remain uncertain, and we are closely monitoring its impact on us. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—The ongoing COVID-19 pandemic could adversely affect our business, results of operations and financial condition.”

Key Components of Results of Operations

Revenues

We derive most of our revenues from paid enterprise customers on our online recruitment platform. We provide online recruitment services to enterprise customers that allow them to access and interact with job seekers and better manage their recruitment process. The following table sets forth the components of our revenues by amounts and percentages of our revenues for the periods presented.

	For the Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Revenues
Online recruitment services to enterprise customers	1,927,178	99.1	4,219,026	99.1	4,461,282	646,825	98.9
Others	17,181	0.9	40,102	0.9	49,780	7,217	1.1
Total revenues	1,944,359	100.0	4,259,128	100.0	4,511,062	654,042	100.0

Operating cost and expenses

Our operating costs and expenses consist of cost of revenues, sales and marketing expenses, research and development expenses, and general and administrative expenses.

Cost of revenues.   Our cost of revenues primarily consists of third-party payment processing cost, payroll and other employee-related expenses, server and bandwidth service cost and server depreciation.

Sales and marketing expenses.   Our sales and marketing expenses primarily consist of (i) advertising expenses, including expenses relating to branding activities and online traffic acquisition, (ii) payroll and other employee-related expenses for our sales and marketing staff, and (iii) other miscellaneous expenses for our sales functions. Our advertising expenses are mainly incurred to (i) promote our brands through marketing campaigns, TV commercials and outdoor advertisements, (ii) purchase online traffic acquisition services, such as those that enhance our exposure on social media and priority in search results in app stores and search engines, and (iii) manage public relations for pro bono events. The following table sets forth the components of our sales and marketing expenses by amounts and percentages of our revenues for the periods presented.

	For the Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Sales and marketing expenses
Payroll and other employee-related expenses	470,644	24.2	823,399	19.3	1,065,184	154,437	23.6
Advertising expenses	812,415	41.8	997,650	23.4	793,211	115,005	17.6
Others	64,473	3.3	121,621	2.9	142,505	20,661	3.2
Total	1,347,532	69.3	1,942,670	45.6	2,000,900	290,103	44.4

Research and development expenses.   Our research and development expenses primarily consist of payroll and other employee-related expenses for our research and development staff.

General and administrative expenses.   Our general and administrative expenses primarily consist of payroll and other employee-related expenses for our managerial and administrative staff.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods presented, both in absolute amounts and as percentages of our total revenues.

	For the Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Revenues
Online recruitment services to enterprise customers	1,927,178	99.1	4,219,026	99.1	4,461,282	646,825	98.9
Others	17,181	0.9	40,102	0.9	49,780	7,217	1.1
Total revenues	1,944,359	100.0	4,259,128	100.0	4,511,062	654,042	100.0
Operating cost and expenses
Cost of revenues(1)	(240,211)	(12.4)	(554,648)	(13.0)	(754,861)	(109,445)	(16.7)
Sales and marketing expenses(1)	(1,347,532)	(69.3)	(1,942,670)	(45.6)	(2,000,900)	(290,103)	(44.4)
Research and development expenses(1)	(513,362)	(26.4)	(821,984)	(19.3)	(1,182,716)	(171,478)	(26.2)
General and administrative expenses(1)	(797,008)	(41.0)	(1,991,123)	(46.7)	(719,699)	(104,347)	(16.0)
Total operating cost and expenses	(2,898,113)	(149.1)	(5,310,425)	(124.6)	(4,658,176)	(675,373)	(103.3)
Other operating income, net	8,849	0.5	14,977	0.4	17,595	2,551	0.4
Loss from operations	(944,905)	(48.6)	(1,036,320)	(24.2)	(129,519)	(18,780)	(2.9)
Investment income	9,095	0.5	24,744	0.6	65,150	9,446	1.4
Financial income, net	3,098	0.2	9,735	0.2	161,332	23,391	3.6
Foreign exchange (loss)/gain	(5,074)	(0.3)	(1,961)	(0.0)	8,627	1,251	0.2
Other (expenses)/income, net	(4,109)	(0.2)	(7,745)	(0.2)	11,406	1,654	0.3
(Loss)/income before income tax expenses	(941,895)	(48.4)	(1,011,547)	(23.6)	116,996	16,962	2.6
Income tax expenses	—	—	(59,527)	(1.4)	(9,751)	(1,414)	(0.2)
Net (loss)/income	(941,895)	(48.4)	(1,071,074)	(25.0)	107,245	15,548	2.4
(1)	Share-based compensation expenses were allocated as follows:

	For the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$

	(in thousands)
Share-based compensation expenses
Cost of revenues	1,920	31,467	39,587	5,740
Sales and marketing expenses	21,473	73,733	170,366	24,701
Research and development expenses	30,883	137,820	284,323	41,223
General and administrative expenses	602,960	1,680,626	197,928	28,697
Total	657,236	1,923,646	692,204	100,361

Year Ended December 31, 2022 compared to Year Ended December 31, 2021

Revenues

Our revenues primarily come from online recruitment services provided to paid enterprise customers. Our revenues increased by 5.9% from RMB4.3 billion in 2021 to RMB4.5 billion (US$654.0 million) in 2022. This increase was primarily resulted from our continued investment in enhancing our service capabilities. In particular, revenues from online recruitment services to enterprise customers were RMB4,461.3 million (US$646.8 million) for the full year of 2022, representing an increase of 5.7% from RMB4,219.0 million for the full year of 2021. Revenues from other services, which mainly comprise paid value-added services offered to job seekers, were RMB49.8 million (US$7.2 million) for the full year of 2022, representing an increase of 24.2% from RMB40.1 million for the full year of 2021, mainly benefiting from expanded user base.

Cost of revenues

Our cost of revenues increased by 36.1% from RMB554.6 million in 2021 to RMB754.9 million (US$109.4 million) in 2022, primarily driven by increased employee-related expenses and increased server and bandwidth cost.

Sales and marketing expenses

Our sales and marketing expenses increased by 3.0% from RMB1.9 billion in 2021 to RMB2.0 billion (US$290.1 million) in 2022, primarily due to increased employee-related expenses and increased brand advertising expenses mainly resulting from the marketing campaigns during the 2022 FIFA World Cup, partially offset by decreased customer acquisition cost.

Research and development expenses

Our research and development expenses increased by 43.9% from RMB822.0 million in 2021 to RMB1.2 billion (US$171.5 million) in 2022, which was primarily due to increased employee-related expenses.

General and administrative expenses

Our general and administrative expenses decreased by 63.9% from RMB2.0 billion in 2021 to RMB719.7 million (US$104.3 million) in 2022, which was mainly due to one-off share-based compensation expenses of RMB1,506.4 million recognized in 2021, partially offset by increased employee-related expenses.

Loss from operations

As a result of the foregoing, we incurred RMB129.5 million (US$18.8 million) of loss from operations in 2022, as compared to RMB1.0 billion in 2021.

Income tax expenses

We accrued income tax expenses of RMB9.8 million (US$1.4 million) in 2022, as compared to that of RMB59.5 million in 2021.

Net income

We recorded net income of RMB107.2 million (US$15.5 million) in 2022, as compared to a net loss of RMB1.1 billion in 2021.

Year Ended December 31, 2021 compared to Year Ended December 31, 2020

Revenues

Our revenues primarily come from online recruitment services provided to paid enterprise customers, and they increased by 119.0% from RMB1.9 billion in 2020 to RMB4.3 billion in 2021. This increase primarily resulted from the rapid growth in our paid enterprise customers’ numbers following the expansion of our user base and continued investment in enhancing our service capabilities. Our paid enterprise customers increased by 81.8% from 2.2 million in 2020 to 4.0 million in 2021. In particular, revenues from key accounts increased by 180.6% from RMB330.8 million in 2020 to RMB928.4 million in 2021, and revenues from mid-sized accounts increased by 117.4% from RMB696.3 million in 2020 to RMB1.5 billion in 2021. The number of our key accounts increased by 155.4% from 1,871 in 2020 to 4,778 in 2021.

Cost of revenues

Our cost of revenues increased by 130.9% from RMB240.2 million in 2020 to RMB554.6 million in 2021, primarily driven by (i) an increase in third-party payment processing cost, (ii) an increase in employee-related expenses associated with the increased headcount, especially in security and operation personnel, and (iii) an increase in server and bandwidth cost, resulting from expanded user base and increased transaction volume.

Sales and marketing expenses

Our sales and marketing expenses increased by 44.2% from RMB1.3 billion in 2020 to RMB1.9 billion in 2021, primarily due to increased payroll and other employee-related expenses for our sales and marketing staff and enhanced brand advertising activities.

Research and development expenses

Our research and development expenses increased by 60.1% from RMB513.4 million in 2020 to RMB822.0 million in 2021, which was mainly attributable to increased headcount in research and development personnel as we continue to enhance investments in research and development talents and an increase in share-based compensation expenses.

General and administrative expenses

Our general and administrative expenses increased by 149.8% from RMB797.0 million in 2020 to RMB2.0 billion in 2021, which was mainly attributable to the one-off share-based compensation expenses of RMB1,506.4 million recognized in 2021, related to the issuance of Class B ordinary shares to our Founder, Chairman and Chief Executive Officer, Mr. Peng Zhao, and increased headcount in general and administrative personnel.

Loss from operations

As a result of the foregoing, we incurred RMB1.0 billion of loss from operations in 2021, as compared to a loss from operations of RMB944.9 million in 2020.

Income tax expenses

We accrued income tax expenses of RMB59.5 million in 2021. We did not pay any income tax or receive any income tax benefit in 2020.

Net loss

We recorded a net loss of RMB1.1 billion in 2021, as compared to a net loss of RMB941.9 million in 2020.

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

Payments of dividends and capital in respect of the shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the Shares, nor will gains derived from the disposal of the shares be subject to Cayman Islands income or corporation tax.

Hong Kong

Our subsidiary in Hong Kong is subject to 16.5% Hong Kong profit tax for its taxable income earned. Additionally, payments of dividends by our subsidiary in Hong Kong to our company are not subject to any Hong Kong withholding tax. No provision for Hong Kong profits tax was made as we had no estimated assessable profit that was subject to Hong Kong profits tax during 2020, 2021 and 2022.

PRC

Under the PRC Enterprise Income Tax Law effective from January 1, 2008, and amended on February 24, 2017 and December 29, 2018, our mainland China subsidiaries and the VIE are subject to the statutory rate of 25%, subject to preferential tax treatments available to qualified enterprises as stipulated under PRC tax laws and regulations.

Enterprises that qualify as “high and new technology enterprises” are entitled to a preferential rate of 15% for three years. Enterprises that qualify as “small low-profit enterprises” are entitled to a preferential rate of 20%.

Beijing Huapin Borui Network Technology Co., Ltd., or the VIE, was certified as a “high and new technology enterprise” under the relevant laws and regulations of mainland China, and accordingly was eligible for a preferential tax rate of 15% in each of 2020, 2021 and 2022. The preferential tax treatment continues as long as an enterprise can retain its “high and new technology enterprise” status. Our WFOE was subject to an enterprise income tax rate of 25% in each of 2020, 2021 and 2022.

If our company in the Cayman Islands or any of our subsidiaries outside of mainland China were deemed a “resident enterprise” under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—If we are classified as a mainland China resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-mainland China shareholders or ADS holders.”

We are subject to VAT at a rate of approximately 3% for small-scale-VAT-payer entities or 6% for general-VAT-payer entities on the services and solutions we provide to our customers, less any deductible VAT we have already paid or borne in accordance with laws of mainland China. We are also subject to surcharges on VAT payments in accordance with laws of mainland China.

Pursuant to the PRC Enterprise Income Tax Law, a 5% or 10% withholding tax is levied on dividends declared to our intermediary holding company in Hong Kong from mainland China effective from January 1, 2008. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We may not be able to obtain certain benefits under relevant tax treaty on dividends paid by our mainland China subsidiaries to us through our Hong Kong subsidiary.”

B.	Liquidity and Capital Resources

Our principal sources of liquidity are cash flows from operations and cash generated by historical equity financing activities. As of December 31, 2022, our cash and cash equivalents and short-term investments increased by 8.0% from RMB12.2 billion as of December 31, 2021 to RMB13.2 billion (US$1.9 billion) as of December 31, 2022, with RMB1.0 billion (US$145.4 million) net cash generated from operating activities for 2022.

We believe that our current cash and cash equivalents will be sufficient to meet our current and anticipated working capital requirements and capital expenditures for at least the next twelve months upon the issuance of the financial statements. We may, however, need additional cash resources in the future if we experience changes in business conditions or other developments. We may also need additional cash resources in the future if we identify and wish to pursue opportunities for investment, acquisition, capital expenditure or similar actions.

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

As a Cayman Islands exempted company and offshore holding company, we are permitted under laws and regulations of mainland China to provide funding to our mainland China subsidiaries only through loans or capital contributions, subject to the filing, approval or registration of government authorities and limits on the amount of loans. This may delay us from making loans or capital contributions to our mainland China subsidiaries and the VIE. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—PRC regulation of loans to and direct investment in entities in mainland China by offshore holding companies and governmental control of currency conversion may delay or prevent us from making loans or additional capital contributions to our mainland China subsidiaries and the VIE, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

The following table sets forth a summary of our cash flows for the periods presented:

	For the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$

	(in thousands)
Net cash generated from operating activities	395,911	1,641,381	1,003,042	145,427
Net cash generated from/(used in) investing activities	467,305	(601,862)	(2,816,581)	(408,365)
Net cash generated from/(used in) financing activities	2,882,112	6,431,263	(669,232)	(97,029)
Effect of exchange rate changes on cash and cash equivalents	(154,480)	(127,227)	892,837	129,449
Net increase/(decrease) in cash and cash equivalents	3,590,848	7,343,555	(1,589,934)	(230,518)
Cash and cash equivalents at beginning of the year	407,355	3,998,203	11,341,758	1,644,400
Cash and cash equivalents at end of the year	3,998,203	11,341,758	9,751,824	1,413,882

Operating activities

Net cash generated from operating activities in 2022 was RMB1.0 billion (US$145.4 million). The difference between this net cash generated from operating activities and net loss of RMB107.2 million (US$15.5 million) in the same period was due to adjustments for non-cash items that primarily include share-based compensation expenses of RMB692.2 million (US$100.4 million), amortization of right-of-use assets of RMB147.3 million (US$21.4 million) and depreciation and amortization expenses of RMB140.1 million (US$20.3 million), as well as cash used for an increase in working capital mainly resulting from a decrease of RMB143.7 million (US$20.8 million) in operating lease liabilities, partially offset by an increase of RMB102.3 million (US$14.8 million) in deferred revenue, reflecting the increasing scale of our business.

Net cash generated from operating activities in 2021 was RMB1.6 billion. The difference between this net cash generated from operating activities and the net loss of RMB1.1 billion in the same period was due to adjustments for non-cash items that primarily include share-based compensation expenses of RMB1.9 billion, amortization of right-of-use assets of RMB109.3 million and depreciation and amortization expenses of RMB80.1 million, as well as cash released from a decrease in working capital mainly resulting from an increase of RMB758.2 million in deferred revenue, reflecting the increasing scale of our business and our growing user base, and an increase of RMB329.8 million in other payables and accrued liabilities, partially offset by a RMB403.7 million increase in prepayments and other current assets and a RMB99.4 million decrease in operating lease liabilities.

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

Investing activities

Net cash used in investing activities in 2022 was RMB2.8 billion (US$408.4 million), primarily due to purchase of short-term investments of RMB5.2 billion (US$755.8 million) and purchase for property, equipment and software of RMB340.1 million (US$49.3 million), partially offset by proceeds from maturity of short-term investments of RMB2.7 billion (US$398.2 million).

Net cash used in investing activities in 2021 was RMB601.9 million, primarily due to purchase of short-term investments of RMB3.9 billion and purchase for property, equipment and software of RMB259.9 million, partially offset by proceeds from maturity of short-term investments of RMB3.6 billion.

Net cash generated from investing activities in 2020 was RMB467.3 million, primarily due to proceeds from maturity of short-term investments of RMB2.4 billion, partially offset by cash purchase payments for short-term investments of RMB1.8 billion and cash purchase payments for property, equipment and software of RMB138.2 million.

Financing activities

Net cash used in financing activities in 2022 was RMB669.2 million (US$97.0 million), primarily attributable to the repurchase of Class A ordinary shares of RMB918.9 million (US$133.2 million), partially offset by proceeds of RMB249.7 million (US$36.2 million) from the exercise of share options.

Net cash generated from financing activities in 2021 was RMB6.4 billion, primarily attributable to net proceeds from our initial public offering in the United States.

Net cash generated from financing activities in 2020 was RMB2.9 billion, consisting of net proceeds of RMB2.8 billion from issuance of convertible redeemable preferred shares, and proceeds of RMB79.0 million from the issuance of our Class A ordinary shares.

Material cash requirements

Our material cash requirements as of December 31, 2022 and any subsequent interim period primarily include capital expenditures, operating lease obligations and purchase obligations.

Our capital expenditures primarily consist of purchases of servers and other electronic equipment. We incurred capital expenditures of RMB138.2 million, RMB259.9 million and RMB340.1 million (US$49.3 million) in 2020, 2021 and 2022, respectively. Our operating lease obligations primarily represent our obligations under the lease agreements for our office premises. Purchase obligations primarily consist of minimum commitments for advertising activities. We intend to fund our existing and future material cash requirements primarily with our existing cash balance and anticipated cash flows from operations.

The following table sets forth our contractual obligations as of December 31, 2022:

		Payment Due by Period
		Less than			More than
	Total	1 year	1–3 years	3–5 years	5 years

	(in RMB thousands)
Operating lease obligations	314,394	154,865	132,245	27,284	—
Advertising commitments	28,004	25,583	2,421	—	—

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

Except for those disclosed above, we did not have any significant capital or other commitments, long-term obligations, or guarantees as of December 31, 2022.

Holding Company Structure

KANZHUN LIMITED is a holding company with no material operations of its own. We conduct our operations primarily through our mainland China subsidiaries and the VIE in mainland China. As a result, KANZHUN LIMITED’s ability to pay dividends depends upon dividends paid by our mainland China subsidiaries. If our existing mainland China subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in mainland China are permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under laws of mainland China, each of our mainland China subsidiaries and the VIE and its subsidiaries is required to set aside at least 10% of its after-tax profits each year, after making up previous years’ accumulated losses, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of their registered capital. In addition, our wholly foreign-owned subsidiaries in mainland China and the VIE and its subsidiaries may allocate a portion of its after-tax profits based on PRC accounting standards to a surplus fund at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of mainland China is subject to examination by the banks designated by SAFE. Our mainland China subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

C.	Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Technology and Infrastructure,” and “Item 4. Information on the Company—B. Business Overview—Intellectual Properties.”

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2022 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

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

We consider an accounting estimate to be critical if: (i) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (ii) changes in the estimate that are reasonably likely to occur from period to period, or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations. There are other items within our financial statements that require estimation but are not deemed critical, as defined above. Changes in estimates used in these and other items could have a material impact on our financial statements. For a detailed discussion of our critical accounting estimates and significant accounting policies, please see “Note 2—Summary of Significant Accounting Policies” of the consolidated financial statements included in this annual report.

Fair value of share options

We granted share options to our employees, directors and consultants. We used a binomial option pricing model to determine the fair value of the awarded share options, which is to be expensed over the vesting period.

Significant estimates and assumptions, including fair value of ordinary shares on the grant date, risk-free interest rate, expected term, expected dividend yield, expected volatility and expected early exercise multiple are made.

Key assumptions are set forth as follows:

●	Fair value of ordinary shares on the grant date—The fair value of the ordinary share prior to our initial public offering in the United States of America was estimated based on the following assumptions:
●	Weighted average cost of capital, or WACC: The WACC was determined in consideration of factors including risk-free rate, comparative industry risk, equity risk premium, company size and non-systematic risk factors.
●	Discount for lack of marketability, or DLOM: The DLOM was quantified by the protective put options mode. Under this option-pricing method, which assumed that the put option is struck at the price of the stock before the privately held shares can be sold, the cost of the put option was considered as a basis to determine the DLOM.
●	Risk-free interest rate: The risk-free rate was estimated based on the market yield of U.S. Treasury with a maturity life that corresponds with the expected term.
●	Expected term: Expected term is the contractual life of the options.
●	Expected dividend yield: We have no history of paying cash dividends on our ordinary shares and do not expect to pay dividends in the foreseeable future.

●	Expected volatility: Expected volatility was estimated based on the average volatility of comparable companies in the same industry. The volatility of each comparable company was based on the historical daily stock prices for a period with length commensurate to the remaining maturity life of the share options.
●	Expected early exercise multiple: Expected early exercise multiple was estimated by reference to a widely accepted academic research publication.

Item 6.Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth information regarding our executive officers and directors.

Directors and Executive Officers	Age	Position/Title
Peng Zhao	52	Chairman of the Board of Directors and Chief Executive Officer
Haiyang Yu	40	Director
Yu Zhang	46	Director and Chief Financial Officer
Xu Chen	47	Director and Chief Marketing Officer
Tao Zhang	41	Director and Chief Technology Officer
Xiehua Wang	35	Director
Charles Zhaoxuan Yang	39	Independent Director
Yonggang Sun	52	Independent Director
Yusheng Wang	79	Independent Director

Mr. Peng Zhao is the Founder of our company and has been our Chairman of the board and Chief Executive Officer since our inception. He founded our company and has guided our development and growth since then. Mr. Zhao has more than 18 years of experience in the internet industry and more than 24 years of experience in human resources services. He was an investor and took on a senior management role of Quickerbuy Inc., a service e-commerce platform, from 2011 to 2013. From May 2005 to July 2010, Mr. Zhao was at Zhaopin Ltd., a leading online recruitment platform, where he eventually became Chief Executive Officer. From July 1994 to May 2005, Mr. Zhao devoted his time to youth development research and volunteer projects in social organizations and took on various roles in those organizations including the China Youth Volunteers Association. Mr. Zhao received his bachelor’s degree in law from Peking University in 1994.

Mr. Haiyang Yu has served as our director since July 2019. Mr. Yu is currently a deputy general manager of the investment and acquisition department at a group company of Tencent, a director of DouYu International Holdings Ltd (Nasdaq: DOYU) and a director of Waterdrop Inc. (NYSE: WDH). Mr. Yu was a non-executive director of Tongcheng Travel Holdings Limited (formerly known as Tongcheng-Elong Holdings Limited) (SEHK: 780) from November 2019 to April 2020. Mr. Yu received his bachelor of engineering degree majoring in civil engineering from Tsinghua University in 2005.

Mr. Yu Zhang has served as our Chief Financial Officer since September 2019 and as our director since May 2021. Mr. Zhang is in charge of the accounting, legal and internal control functions and the capital markets activities of our Group. Mr. Zhang has over 17 years of research and investment experience in the technology, media and telecom industry. Prior to joining us, Mr. Zhang worked at UBS from April 2010 to August 2019, with his last position being the managing director of asset management division. Mr. Zhang worked at BDA from January 2005 to April 2010, with his last position being a director of the company, and an engineer at Ericsson from April 2001 to January 2005. Mr. Zhang graduated from Beijing University of Posts and Telecommunications in 2000.

Mr. Xu Chen has served as our Chief Marketing Officer since December 2016 and as our director since May 2021, and is in charge of the marketing, platform operation and public relations functions of our Group. Mr. Chen has over 22 years of experience in marketing in the Greater China region. Prior to joining us, Mr. Chen was the vice president at Jiuxianwang, a China-based e-commerce company, from November 2015 to November 2016. Mr. Chen received his bachelor’s degree from Beijing Wuzi University.

Mr. Tao Zhang has served as our Chief Technology Officer since our inception and as our director since May 2021, and is in charge of our research and development and IT infrastructure. He is in charge of the research and development and information technology infrastructure of our Group. Mr. Zhang has over 16 years of experience in the software engineering and internet industry. Prior to joining us, Mr. Zhang served in various companies, including group companies of IBM, Renren Inc., a China-based social media platform, and Baidu Inc., one of the leading Chinese language Internet search service providers. Mr. Zhang received his bachelor’s degree from Beijing Information Engineering College (which was merged with Beijing Institute of Machinery and renamed Beijing Information Science and Technology University in 2008) and master’s degree from Beihang University.

Ms. Xiehua Wang is currently our vice president of product. She has served as our director since April 2022. Ms. Wang has over 10 years of experience in product management in internet companies. Prior to joining us, Ms. Wang was a senior product manager of Lianjia (currently known as KE Holdings Inc.), a leading housing transactions and services platform in China. Ms. Wang worked at a group company of Baidu Inc. from June 2013 to April 2016, with her last position being the senior product designer, and worked at a group company of Renren Inc. from July 2012 to May 2013. Ms. Wang received her bachelor’s and master’s degrees from Communication University of China.

Mr. Charles Zhaoxuan Yang has served as our independent director since June 2021. Mr. Yang is the chief financial officer of NetEase, Inc. (Nasdaq: NTES) and an independent director of So-Young International Inc., a company listed on the Nasdaq Global Market (Nasdaq: SY). Prior to joining NetEase, Inc. in 2017, Mr. Yang was an executive director at global investment banking department of J.P. Morgan Securities (Asia Pacific) Limited based in Hong Kong and worked there for almost a decade. Mr. Yang holds a master’s degree in business administration from the University of Hong Kong and a bachelor’s degree of arts from Wesleyan University. Mr. Yang is a Certified Public Accountant licensed in the State of Michigan and Hong Kong.

Mr. Yonggang Sun has served as our independent director since June 2021. Mr. Sun currently serves as a partner of Z-Park Fund. Prior to joining Z-Park Fund, Mr. Sun served as the vice president of Capital Steel Group Co., Ltd. and the general counsel of China Tietong Group Co., Ltd. Mr. Sun received his bachelor’s degree in law from Renmin University in 1993 and his LL.M. degree from Temple University in 2003.

Mr. Yusheng Wang has served as our independent director since October 2022. Mr. Wang is currently a member of China National Education Advisory Committee and the deputy director of Chinese Alliance of Science Popularization. Mr. Wang served as the director of China Science and Technology Museum from 2000 to 2006, and a deputy director, researcher (professor) and doctoral supervisor of the Institute for the History of Natural Science, Chinese Academy of Sciences from 1993 to 2000. Mr. Wang received a bachelor’s degree in mathematics from Sichuan Normal University in 1966, a master’s degree from the Graduate School of Chinese Academy of Sciences in 1981, and a PhD degree from Chinese Academy of Sciences in 1987.

B.	Compensation

Compensation of Directors and Executive Officers

In 2022, we paid an aggregate of RMB32.2 million (US$4.7 million) in cash compensation to our executive officers, and an aggregate of RMB1.1 million (US$0.2 million) in cash compensation to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our mainland China subsidiaries and the VIE and its subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, maternity insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

Share Incentive Plan

2020 Share Incentive Plan

Our 2020 Share Incentive Plan was adopted in September 2020 and amended and restated in May 2021. The maximum aggregate number of ordinary shares that may be issued under the 2020 Share Incentive Plan is 145,696,410, and it will be increased on the first day of each fiscal year by 1.5% of our total number of issued and outstanding shares on an as-converted basis on the last day of the immediately preceding calendar year; after five of such automatic annual increases, our board of directors will determine the amount of annual increases, if any, to the maximum number of ordinary shares issuable under the 2020 Share Incentive Plan. Our company has undertaken not to grant any further awards pursuant to the 2020 Share incentive Plan after the Listing on the Main Board of the Hong Kong Stock Exchange. As of February 28, 2023, options to purchase a total of 68,037,820 of our Class A ordinary shares and restricted share units to purchase a total of 20,089,682 of our Class A ordinary shares were outstanding under the 2020 Share Incentive Plan.

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

Eligibility.

We may grant awards to our employees, directors and consultants. However, incentive share options may be granted to our employees and employees of any of our subsidiaries only.

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

Post-IPO Share Scheme

Our Post-IPO Share Scheme was adopted in December 2022. As of February 28, 2023, the maximum aggregate number of ordinary shares that may be issued under the Post-IPO Share Scheme is 86,380,904. We had not granted any award under the Post-IPO Share Scheme as of February 28, 2023.

The following paragraphs summarize the principal terms of the Post-IPO Share Scheme.

Plan Administration.

The chairperson of the board or an award management committee as authorized by the Board, provided that such committee is established (“the Scheme Administrator”), shall have the powers to offer or grant awards and to determine the terms and conditions of such awards. The Scheme Administrator can delegate the authority to administer the Post-IPO Share Scheme to any other persons deemed appropriate at the sole discretion of the Scheme Administrator.

Limits on Grant of Awards

Unless approved by the shareholders, the total number of Class A Shares issued and to be issued upon exercise of awards granted and to be granted under the Post-IPO Share Scheme and any other share schemes of the Company to each eligible participant (including both exercised and outstanding Options) in any 12 month period shall not exceed 1% of the total number of shares in issue.

Eligibility.

We may grant awards to employees (whether full-time or-part time), directors and officers of any member of our Group or any company which is an associate of our Company.

Award Letter

We shall, in respect of each award, on the grant date issue a letter to each grantee in such form as the Scheme Administrator may from time to time determine setting out the terms and conditions of the award, which may include the number of Class A Shares in respect of which the award relates, the issue price or exercise price (as applicable), the vesting criteria and conditions, the vesting date, any minimum performance targets that must be achieved and any such other details as the Scheme Administrator may consider necessary, and requiring the grantee to undertake to hold the award on the terms of the award letter and be bound by the provisions of the Post-IPO Share Scheme.

Vesting Schedule.

The Scheme Administrator may in respect of each award and subject to all applicable laws, rules and regulations, determine the applicable vesting dates and/or any other criteria and conditions for vesting in its sole and absolute discretion. The vesting period for options and awards shall not be less than 12 months from the grant date, except that any options or awards granted to an employee may be subject to a shorter vesting period under certain circumstances as set out in the Post-IPO Share Scheme.

Termination and Amendment.

The Post-IPO Share Scheme shall terminate on the earlier of (a) ten years from December 22, 2022; and (b) such date of early termination as determined by the board. The board may subject to the rules of the Post-IPO Share Scheme amend any of the provisions of the Post-IPO Share Scheme or any awards granted under the Post-IPO Share Scheme at any time and in any respect, provided that the terms of this Scheme or the awards so altered must comply with the relevant requirements of the Hong Kong Listing Rules.

The following table summarizes, as of February 28, 2023, the number of ordinary shares underlying outstanding options and restricted share units we granted to our directors and executive officers.

	Ordinary Shares
	Underlying Options and	Exercise Price
Name	Restricted Share Units	(US$/Share)	Date of Grant	Date of Expiration
Yu Zhang	9,432,750	-~5.33	May 18, 2019 to December 3, 2022	May 18, 2029 to December 3, 2032
Xu Chen	*	-~3.0807	August 1, 2018 to December 3, 2022	August 1, 2028 to December 3, 2032
Tao Zhang	*	-~3.0807	December 20, 2018 to December 3, 2022	December 20, 2028 to December 3, 2032
Xiehua Wang	*	-~3.0807	May 2, 2018 to June 15, 2022	May 2, 2028 to June 15, 2032
Yonggang Sun	*	0.0001	July 10, 2021 to June 15, 2022	July 10, 2031 to June 15, 2032
All directors and executive officers as a group	14,543,768

Note:

*	Less than 1% of our total ordinary shares issued and outstanding as of February 28, 2023.

As of February 28, 2023, our consultants and employees other than directors and executive officers hold options and restricted share units to purchase 73,583,734 Class A ordinary shares. The weighted average exercise price for the options granted to our consultants and employees other than directors and executive officers as of February 28, 2023 was US$3.13 per share.

C.	Board Practices

Board of Directors

Our board of directors consists of nine directors. A director is not required to hold any shares in our company by way of qualification. A director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with our company is required to declare the nature of his or her interest at a meeting of our directors. Subject to the Nasdaq rules and disqualification by the chairperson of the relevant board meeting, a director may vote with respect to any contract or transaction, or proposed contract or transaction notwithstanding that he or she may be interested therein, and if he or she does so his or her vote shall be counted and he or she may be counted in the quorum at any meeting of our directors at which any such contract or transaction or proposed contract or transaction is considered. Our directors may exercise all the powers of our company to raise or borrow money, and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof, and to issue debentures or other securities whenever money is borrowed or as security for any debt, liability or obligation of our company or of any third-party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service. We ask all of our directors to complete self-assessment forms to assess the performance of the board of directors as a group.

Committees of the Board of Directors

We have established four committees under the board of directors: an audit committee, a compensation committee, a nomination committee and a corporate governance committee. We have adopted a charter for each of the four committees. Each committee’s members and functions are described below.

Audit committee.

Our audit committee consists of Charles Zhaoxuan Yang, Yonggang Sun and Yusheng Wang. Charles Zhaoxuan Yang is the chairperson of our audit committee. We have determined that Charles Zhaoxuan Yang, Yonggang Sun and Yusheng Wang satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market and Rule 10A-3 under the Exchange Act. We have determined that Charles Zhaoxuan Yang qualifies as an “audit committee financial expert.” Our audit committee is also in compliance with Rule 3.21 of the Hong Kong Listing Rules and the Corporate Governance Code set out in Appendix 14 to the Hong Kong Listing Rules. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;
●	reviewing with the independent auditors any audit problems or difficulties and management’s response;
●	discussing the annual audited financial statements with management and the independent auditors;
●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;
●	reviewing and approving all proposed related party transactions;
●	meeting separately and periodically with management and the independent auditors; and
●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance;
●	assuming other duties and responsibilities as required under the Nasdaq Stock Market Rules and the Hong Kong Listing Rules.

Compensation committee.

Our compensation committee consists of Yonggang Sun, Charles Zhaoxuan Yang and Peng Zhao. Yonggang Sun is the chairperson of our compensation committee. We have determined that Yonggang Sun and Charles Zhaoxuan Yang satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market. Our compensation committee is also in compliance with Rule 3.25 of the Hong Kong Listing Rules and the Corporate Governance Code set out in Appendix 14 to the Hong Kong Listing Rules. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

●	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;
●	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;
●	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and
●	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nomination committee.

Our nomination committee consists of Charles Zhaoxuan Yang, Yonggang Sun and Peng Zhao. Charles Zhaoxuan Yang is the chairperson of our nomination committee. We have determined that Charles Zhaoxuan Yang and Yonggang Sun satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market. Our nomination committee is also in compliance with the requirements in respect of nomination committees in the Corporate Governance Code set out in Appendix 14 to the Hong Kong Listing Rules and Chapter 8A of the Hong Kong Listing Rules. The nomination committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nomination committee is responsible for, among other things:

●	selecting and recommending to the board nominees for election by the shareholders or appointment by the board;
●	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;
●	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and
●	advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Corporate governance committee.

Our corporate governance committee consists of Yusheng Wang, Charles Zhaoxuan Yang and Yonggang Sun. Yusheng Wang is the chairperson of our corporate governance committee. We have determined that Yusheng Wang, Charles Zhaoxuan Yang and Yonggang Sun satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market. Our corporate governance committee is also in compliance with the requirements in the Corporate Governance Code set out in Appendix 14 to the Hong Kong Listing Rules and Chapter 8A of the Hong Kong Listing Rules. The corporate governance committee ensures that we are operated and managed for the benefit of all shareholders and to ensure the Company’s compliance with the Nasdaq Stock Market Rules and Hong Kong Listing Rules and safeguards relating to our weighted voting rights structures, and develop and recommend to the board a set of corporate governance guideline. The corporate governance committee is responsible for, among other things:

●	developing and reviewing periodically, the corporate governance principles adopted by the board to assure that they are appropriate for our company and comply with the requirements of Nasdaq and the Hong Kong Stock Exchange, and recommend any desirable changes to the board;
●	reviewing and monitoring the training and continuous professional development of directors and senior management; and
●	reviewing and monitoring our policies and practices on compliance with legal and regulatory requirements.

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

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

●	convening shareholders’ annual and extraordinary general meetings and reporting its work to shareholders at such meetings, and as a Cayman Islands exempted company, we are not required to hold annual elections of directors;
●	declaring dividends and distributions;
●	appointing officers and determining the term of office of the officers;
●	exercising the borrowing powers of our company and mortgaging the property of our company; and
●	approving the transfer of shares in our company, including the registration of such shares in our register of members.

Terms of Directors and Officers

Our directors may be elected by the affirmative vote of a simple majority of our board of directors present and voting at a board meeting, or by an ordinary resolution of our shareholders. One-third of the directors for the time being shall retire from office by rotation provided that every director shall be subject to retirement by rotation at least once every three years. A director may be removed from office by an ordinary resolution of our shareholders. In addition, a director will cease to be a director if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his or her creditors; (ii) dies or is found to be or becomes of unsound mind; (iii) resigns his or her office by notice in writing to our company, or (iv) is removed from office pursuant to any other provision of our articles of association.

Our officers are appointed by and serve at the discretion of the board of directors, and may be removed by our board of directors.

Board Diversity Matrix

Board Diversity Matrix (As of February 28, 2023)
Country of Principal Executive Offices	PRC
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	9

	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	8	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction			0
LGBTQ+			0
Did Not Disclose Demographic Background			0

D.	Employees

We had a total of 5,602 employees as of December 31, 2022, and most of which are located in mainland China. The following table sets forth the number of our employees as of December 31, 2022, by function:

Function	Number
Sales and marketing	2,622
Research and development	1,444
Operations	1,255
General administration	281
Total	5,602

Our success depends on our ability to attract, motivate, train and retain qualified employees. As part of our retention strategy, we offer employees competitive salaries, incentive share grants and other incentives. In order to maintain a competitive edge, we will continue to focus on attracting and retaining qualified professionals by providing an incentive-based and market-driven compensation structure that rewards performance and results.

Under laws of mainland China, we participate in various employee social security plans that are organized by municipal and provincial governments for our mainland China-based employees, including pension insurance, unemployment insurance, maternity insurance, work-related injury insurance, medical insurance and housing provident fund. We are required under laws of mainland China to make contributions to employee benefit plans occasionally for our mainland China-based employees at specified percentages of their salaries, bonuses and certain allowances of such employees, up to a maximum amount specified by local governments in mainland China. We are committed to the education, recruitment, development and advancement our team members. In addition to regular on-the-job training, we have established a comprehensive system for employee development, covering leadership, technology, regulatory, and others. Our comprehensive training program includes corporate culture, employee rights and responsibilities, team building, professional behavior, job performance, management skills, leadership, and administrative decision-making.

We typically enter into standard contracts and agreements regarding confidentiality, intellectual property, employment, commercial ethics and non-competition with our senior management and core personnel. These contracts typically include a non-competition provision and a confidentiality provisions effective during and after their employment. We believe that we maintain a good working relationship with our employees, and we did not experience any material labor disputes or work stoppages or any difficulty in recruiting staff for our operations in the past.

E.	Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares on an as-converted basis as of February 28, 2023 by:

●	each of our directors and executive officers; and
●	each of our principal shareholders who beneficially own 5% or more of our total issued and outstanding shares.

The calculations in the table below are based on 724,847,189 Class A ordinary shares and 140,830,401 Class B ordinary shares issued and outstanding as of February 28, 2023.

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

Ordinary Shares Beneficially Owned
Total
			ordinary		% of
	Class A	Class B	shares on an		aggregate
	ordinary	ordinary	as converted		voting
	Shares	Shares	basis	%	power
Directors and Officers**:
Peng Zhao(1)	—	140,830,401	140,830,401	16.3	66.0
Haiyang Yu	—	—	—	—	—
Yu Zhang	*	—	*	*	*
Xu Chen	*	—	*	*	*
Tao Zhang	*	—	*	*	*
Xiehua Wang	*	—
Charles Zhaoxuan Yang	*	—	*	*	*
Yonggang Sun	*	—	*	*	*
Yusheng Wang	—	—	—	—	—
All directors and officers as a group	13,157,528	140,830,401	153,987,929	17.8	66.6
Principal Shareholders:
TECHWOLF LIMITED(1)	—	140,830,401	140,830,401	16.3	66.0
Image Frame Investment (HK) Limited(2)	72,309,691	—	72,309,691	8.4	3.4
Banyan Partners Fund II, L.P.(3)	47,286,435	—	47,286,435	5.5	2.2

Notes:

*	Less than 1% of our total ordinary shares on an as-converted basis outstanding as of February 28, 2023.
**

Except as indicated otherwise below, the business address of our directors and executive officers is 18/F, GrandyVic Building, Taiyanggong Middle Road, Chaoyang District, Beijing 100020, People’s Republic of China.

†

For each person or group included in this column, percentage of total voting power represents voting power based on both Class A and Class B ordinary shares held by such person or group with respect to all outstanding shares of our Class A and Class B ordinary shares as a single class. Each holder of our Class A ordinary shares is entitled to one vote per share. Each holder of our Class B ordinary shares is entitled to 10 votes per share, subject to certain exceptions. Our Class B ordinary shares are convertible at any time by the holder into Class A ordinary shares on a one-for-one basis, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

(1)	Represents 140,830,401 Class B ordinary shares held by TECHWOLF LIMITED, a British Virgin Islands company. The entire interest in TECHWOLF LIMITED is held by a trust established by Mr. Peng Zhao as the settlor for the benefit of Mr. Zhao and his family. The registered office address of TECHWOLF LIMITED is Start Chambers, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands.

(2)	Represents 72,309,691 Class A ordinary shares held by Image Frame Investment (HK) Limited, a company incorporated in Hong Kong, as reported in a Schedule 13G amendment jointly filed Image Frame Investment (HK) Limited and Tencent Holdings Limited on February 10, 2023. Image Frame Investment (HK) Limited is a subsidiary of Tencent Holdings Limited, a public company listed on the Hong Kong Stock Exchange (SEHK: 0700). The registered address of Image Frame Investment (HK) Limited is 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong.
(3)	Represents 47,286,435 Class A ordinary shares held by Banyan Partners Fund II, L.P., an exempted limited partnership formed under the law of the Cayman Islands, as reported in a Schedule 13G amendment jointly filed Banyan Partners Fund II, L.P. and Banyan Partners II Ltd. on February 13, 2023. The general partner of Banyan Partners Fund II, L.P. is Banyan Partners II Ltd., a Cayman Islands company. The registered address of Banyan Partners Fund II, L.P. is Walkers Corporate Limited, 190 Elgin Avenue, George Town, Grand Cayman, KY1-9008, Cayman Islands.

To our knowledge, as of February 28, 2023, an aggregate of 563,535,251 of our ordinary shares are held by record holders in the United States (including an aggregate of 563,535,250 ordinary shares held by Citibank, N.A., the depositary of our ADS program). We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

F.	Disclosure of a registrant’s action to recover erroneously awarded compensation.

Not applicable.

Item 7.Major Shareholders and Related Party Transactions

A.	Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.	Related Party Transactions

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

Mr. Peng Zhao is our Founder, Chairman and Chief Executive Officer. Historically, we provided interest-free, unsecured loans to Mr. Zhao and entities wholly owned by Mr. Zhao. As of December 31, 2020, the outstanding balance of these loans was RMB31.1 million, which was fully settled in March 2021.

Transactions with Mr. Tao Zhang.

Mr. Tao Zhang is our Chief Technology Officer. In 2019, we provided an interest-free, unsecured loan in the amount of RMB5.1 million to Mr. Zhang with a term of one year, which was extended for another year in 2020 upon its original maturity date. In March 2021, the loan was fully settled in cash.

Transactions with Image Frame Investment (HK) Limited and companies under the control of Tencent Holdings Limited (the “Tencent Group”).

Image Frame Investment (HK) Limited is one of our major shareholders. We purchase cloud services and online payment platform clearing service from Tencent Group, and incur prepaid service fees in connection with such services. For the years ended December 31, 2020, 2021 and 2022, the expenses we incurred for such services amount to RMB8.0 million, RMB23.6 million and RMB30.8 million (US$4.5 million), respectively.

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

Demand Registration Rights.

(i)Holders of registrable securities holding 50% or more of the then outstanding registrable securities after the fifth anniversary of the closing date of the sale and issuance of our Series F+ preferred shares or (ii) holders of registrable securities holding at least 30% of the then outstanding registrable securities after six months following the effective date of the registration statement for our initial public offering may request in writing for us to effect a registration of the registrable securities under the Securities Act of such requesting shareholder’s registrable securities on a form other than F-3, if such registrable securities represent at least 20% of the total registrable securities (or any lesser percentage if the anticipated gross proceeds from the offering are at least US$20 million). Upon receipt of such a request, we shall give notice of such requested registration to all other shareholders within 10 business days and shall use our commercially reasonable efforts to effect, as soon as practicable, the registration under the Securities Act of all registrable securities for which the requesting shareholder has requested registration and all other registrable securities that other shareholders request us to register within 20 days after receipt of the notice. We are not obligated to effect more than a total of two demand registrations and in no event shall we be required to effect more than one demand registration within any six-month period. We shall pay all registration expenses in connection with each demand registration.

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

Item 8.Financial Information

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

We and certain of our officers and directors have been named as defendants in a putative securities class action filed on July 12, 2021 in the U.S. District Court for the District of New Jersey, captioned Bell v. Kanzhun Limited et al, No. 2:21-cv-13543. On March 4, 2022, Plaintiff filed the Amended Complaint, purportedly brought on behalf of a class of persons who allegedly suffered damages as a result of their trading in our securities between June 11, 2021 and July 2, 2021, both inclusive. The action alleges that we made false and misleading statements regarding our business, operations and compliance practices in violation of Sections 10(b) and 20(a) of the U.S. Securities Exchange Act of 1934, and Rule 10b-5 promulgated thereunder. Briefing on our motion to dismiss was completed in July 2022. In September 2022, with the aid of a mediator, the parties reached a tentative agreement in principle to settle the case. On November 10, 2022, the Court granted preliminary approval of the parties’ settlement agreement, pursuant to which, without any admission or finding of any wrongdoing on the part of any of the Defendants, the parties agreed that, in consideration of Kanzhun’s payment of US$2.25 million, all actual and potential claims and causes of action that have been or could have been alleged against Kanzhun and the individual defendant (including the individuals mentioned above) are resolved and discharged and precluded from being raised again in any future action. On April 5, 2023, after holding a fairness hearing, the Court granted final approval of the settlement and terminated the case.

Pursuant to an announcement posted by the Cyberspace Administration of China, or the CAC, on July 5, 2021 relating to the cybersecurity review, our BOSS Zhipin app was required to suspend new user registration starting from the date thereof to cooperate with the cybersecurity review and prevent the expansion of risks. We have diligently provided our full cooperation in the national cybersecurity review, rigorously addressed the cybersecurity issues identified in the review process, and have taken comprehensive rectification measures. As approved by the Cybersecurity Review Office of the CAC, we have recommenced new user registration on our BOSS Zhipin app, effective from June 29, 2022.

Dividend Policy

Our board of directors has discretion on whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. In either case, all dividends are subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium account, and provided always that in no circumstances may a dividend be paid out of the share premium account if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business immediately following the date on which the dividend is proposed to be paid. Our company currently does not have a predetermined dividend payout ratio. Our board of directors may declare, and our company may pay, dividends after taking into account the results of operations, financial condition, cash flow, operating and capital expenditure requirements, future business development strategies and estimates and other factors as they may deem relevant.

We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries in mainland China for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our mainland China subsidiaries to pay dividends to us. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Dividend Distributions.”

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

Item 9.The Offer and Listing

A.	Offering and Listing Details

Our ADSs have been listed on the Nasdaq Global Select Market since June 11, 2021. Our ADSs trade under the symbol “BZ.” Each ADS represents two of our Class A ordinary shares.

Our Class A ordinary share have been listed on the Hong Kong Stock Exchange since December 22, 2022 under the stock code “2076.”

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ADSs have been listed on the Nasdaq Global Select Market since June 11, 2021 under the symbol “BZ.”

Our Class A ordinary share have been listed on the Hong Kong Stock Exchange since December 22, 2022 under the stock code “2076.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10.Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

The following are summaries of material provisions of the our currently effective memorandum and articles of association and of the Companies Act (As Revised) of the Cayman Islands, or the Companies’ Act, insofar as they relate to the material terms of our ordinary shares.

Objects of Our Company. Under our memorandum and articles of association, the objects of our company are unrestricted and we have the full power and authority to carry out any object not prohibited by the Cayman Islands law.

Ordinary Shares. Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of our Class A ordinary shares and Class B ordinary shares will have the same rights except for voting and conversion rights. Our ordinary shares are issued in registered form and are issued when registered in our register of members (shareholders). We may not issue shares to bearer. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares.

Conversion. Class B ordinary shares may be converted into the same number of Class A ordinary shares by the holders thereof at any time, while Class A ordinary shares cannot be converted into Class B ordinary shares under any circumstances. Class B ordinary shares shall only be held by Mr. Peng Zhao, our Founder, Chairman and Chief Executive Officer, or a “Director Holding Vehicle” as defined in our memorandum and articles of association. Subject to the Hong Kong Listing Rules or other applicable laws or regulations, each Class B ordinary share shall be automatically converted into one Class A ordinary share upon (a) the death of the holder of such Class B ordinary share (or, where the holder is a Director Holding Vehicle, the death of the Founder); (b) the holder of such Class B ordinary share ceasing to be a Director or a Director Holding Vehicle for any reason; (c) the holder of such Class B ordinary share (or, where the holder is a Director Holding Vehicle, the Founder) being deemed by The Stock Exchange of Hong Kong Limited to be incapacitated for the purpose of performing his or her duties as a director; (d) the holder of such Class B ordinary share (or, where the holder is a Director Holding Vehicle, the Founder) being deemed by The Stock Exchange of Hong Kong Limited to no longer meet the requirements of a director set out in the Listing Rules; or (e) any direct or indirect sale, transfer, assignment, or disposition of the beneficial ownership of, or economic interest in, such Class B ordinary share or the control over the voting rights attached to such Class B ordinary share through voting proxy or otherwise to any person, including by reason that a Director Holding Vehicle no longer complies with the Hong Kong Listing Rules, other than a transfer of the legal title to such Class B ordinary share by the Founder to a Director Holding Vehicle wholly-owned and wholly controlled by him or her, or by a Director Holding Vehicle to the Founder or another Director Holding Vehicle wholly-owned and wholly controlled by the Founder.

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors or declared by our shareholders by ordinary resolution (provided that no dividend may be declared by our shareholders which exceeds the amount recommended by our directors). Our memorandum and articles of association provide that dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which our board of directors determine is no longer needed. Under the laws of the Cayman Islands, our company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights. Holders of Class A ordinary shares and Class B ordinary shares shall, at all times, vote together as one class on all matters submitted to a vote by the members at any general meeting of our company. Each Class A ordinary share shall be entitled to one vote on all matters subject to the vote at general meetings of our company, and each Class B ordinary share shall be entitled to ten votes on all matters subject to the vote at general meetings of our company, save that each Class B ordinary share shall entitle its holder to one vote on a poll at a general meeting in respect of a resolution on (a) any amendment to our memorandum and articles of association, including the variation of the rights attached to any class of shares; (b) the appointment, election or removal of any intendent non-executive director; (c) the appointment or removal of the auditors; or (d) the voluntary liquidation or winding-up of our Company. Voting at any meeting of shareholders shall be decided on a poll, save that the chairperson of the meeting may, in good faith, allow a resolution which relates purely to a procedural or administrative matter as prescribed under the Hong Kong Listing Rules to be voted on by a show of hands.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast at a meeting, while a special resolution requires the affirmative vote of no less than three-fourths of the votes cast attaching to the outstanding ordinary shares at a meeting. A special resolution will be required for important matters such as a change of name or making changes to our memorandum and articles of association. Our shareholders may, among other things, divide or combine their shares by ordinary resolution.

General Meetings of Shareholders. As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our memorandum and articles of association provide that we shall hold a general meeting as our annual general meeting for each financial year, to be held within six months (or such other period as may be permitted by the Hong Kong Listing Rules or The Stock Exchange of Hong Kong Limited) after the end of such financial year. The annual general meeting shall be specified in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors.

Shareholders’ general meetings may be convened by a majority of our chairperson or our board of directors. Advance notice of at not less than 21 days is required for the convening of our annual general shareholders’ meeting and advance notice of not less than 14 days is required for the convening of any other general meeting of our shareholders. A quorum required for any general meeting of shareholders consists of at least one shareholder present or by proxy, representing not less than 10% of all votes attaching to the issued and outstanding shares in our company entitled to vote at general meeting.

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our memorandum and articles of association provide that upon the requisition of any one or more of our shareholders who together hold shares which carry in aggregate not less than one-tenth of all votes attaching to the issued and outstanding shares of our company that as at the date of the deposit carry the right to vote at general meetings of our company, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, our memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Transfer of Ordinary Shares. Subject to the restrictions set out in our memorandum and articles of association as set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;
●	the instrument of transfer is in respect of only one class of shares;
●	the instrument of transfer is properly stamped, if required;
●	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and

●	a fee of such maximum sum as the Nasdaq Global Select Market may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

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

Liquidation. On the winding up of our company, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the share capital, such assets shall be distributed so that, as nearly as may be, the losses are borne by our shareholders in proportion to the par value of the shares held by them.

Calls on Shares and Forfeiture of Shares. Our board of directors may from time to time make calls upon shareholders for any moneys unpaid on their shares in a notice served to such shareholders at least fourteen calendar days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Shares. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined, before the issue of such shares, by either our board of directors or by our shareholders by an ordinary resolution. Our company may also repurchase any of our shares on such terms and in such manner as have been approved by our board of directors or by an ordinary resolution of our shareholders, provided that any such purchase shall only be made in accordance with any relevant code, rules or regulations issued by The Stock Exchange of Hong Kong Limited or the Securities and Futures Commission of Hong Kong from time to time in force. Under the Companies Act, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares. If at any time, our share capital is divided into different classes of shares, the rights attached to any class of shares, subject to any rights or restrictions for the time being attached to any class of shares, may be varied with the consent in writing of the holders of at least three-fourths of the voting rights of the issued shares of that class or with the sanction of ordinary special resolution passed at a separate meeting of the holders of the shares of the class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the shares of that class, be deemed to be varied by the creation, allotment or issue of further shares ranking pari passu with or subsequent to such existing class of shares or the redemption or purchase of any shares of any class by our Company.

Issuance of Additional Shares. Our memorandum and articles of association authorize our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Our memorandum and articles of association also authorize our board of directors to, subject to our memorandum and articles of association and compliance with the Hong Kong Listing Rules and the Takeovers Code, and on the conditions that (a) no new class of shares with voting rights superior to those of Class A ordinary shares will be created; and (b) any variations in the relative rights as between the different classes will not result in the creation of new class of shares with voting rights superior to those of Class A ordinary shares, establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including:

●	the designation of the series;
●	the number of shares of the series;

●	the dividend rights, dividend rates, conversion rights, voting rights; and
●	the rights and terms of redemption and liquidation preferences.

In addition, our Company shall not issue any additional Class B ordinary shares, or any options, warrants or convertible securities of similar nature conferring the right upon the holders thereof to subscribe for, purchase or receive any Class B ordinary shares other than in accordance with the provisions of our memorandum and articles of association.

Subject to the foregoing, our board of directors may issue preference shares without action by our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Inspection of Books and Records. Save that any register of members held in Hong Kong shall during normal business hours be open to inspection by a shareholder without charge and any other person on payment of a fee of such amount not exceeding the maximum amount as may from time to time be permitted under the Hong Kong Listing Rules as our Board may determine for each inspection, holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (save for our memorandum and articles of association, our register of mortgages and charges and special resolutions of our shareholders). However, we will provide our shareholders with annual audited financial statements.

Anti-Takeover Provisions. Some provisions of our memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

●	subject to our memorandum and articles of association and compliance with the Hong Kong Listing Rules, authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders; and
●	limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Exempted Company. We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;
●	is not required to open its register of members for inspection;
●	does not have to hold an annual general meeting;
●	may issue shares with no par value;
●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);
●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;
●	may register as a limited duration company; and
●	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Exclusive Forum. For the avoidance of doubt and without limiting the jurisdiction of the courts of the Cayman Islands and the courts of Hong Kong to hear, settle and/or determine disputes related to our Company, the courts of the Cayman Islands and the courts of Hong Kong shall, to the exclusion of other jurisdictions, be the forum for (i) any derivative action or proceeding brought on behalf of our Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of our Company to our Company or our shareholders, (iii) any action asserting a claim arising pursuant to any provision of the Cayman Companies Act or our memorandum and articles of association including but not limited to any purchase or acquisition of shares, security or guarantee provided in consideration thereof, or (iv) any action asserting a claim against our Company which if brought in the United States of America would be a claim arising under the internal affairs doctrine (as such concept is recognised under the laws of the United States from time to time).

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

Mergers and Similar Arrangements. The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (i) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (ii) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a declaration of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

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

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by (a) 75% in value of the shareholders or class of shareholders, as the case may be, or (b) a majority in number representing 75% in value of the creditors or each class of creditors, as the case may be, with whom the arrangement is to be made, that are, in each case, present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands, or the Grand Court. While a dissenting shareholder or creditor has the right to express to the court the view that the transaction ought not to be approved, the Grand Court will usually consider that the affected stakeholders (shareholders and/or creditors affected by the scheme) of the company are the best judges of their own commercial interests and will typically sanction the scheme provided that the prescribed procedures have been followed and the requisite statutory majorities have been achieved at the scheme meetings.

The Grand Court will typically consider the following factors in exercising its discretion as to whether to sanction the scheme:

●	the statutory provisions as to the required majority vote have been met;
●	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class; and
●	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest.

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholder upon a tender offer. When a takeover offer is made and accepted by holders of 90% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offer or on the terms of the offer. An objection may be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction is thus approved, or if a takeover offer is made and accepted, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits. In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule a derivative action may not be brought by a minority shareholder. However, it is possible that a non-controlling shareholder may be permitted to commence a class action against and/or derivative actions in the name of the company to challenge:

●	an act which is illegally or ultra vires with respect to the company and is therefore incapable of ratification by the majority shareholders;
●	an act which constitutes an infringement of individual rights of shareholders, including, but not limited to the right to vote and pre-emption rights;
●	the act which, although not ultra vires, requires authorization by a qualified (or special) majority (that is, more than a simple majority) which majority has not been obtained; and
●	an act which constitutes a “fraud on the minority” where the wrongdoers are themselves in control of the company.

Indemnification of Directors and Executive Officers and Limitation of Liability. Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our memorandum and articles of association provide that that we shall indemnify our officers and directors against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such directors or officer, other than by reason of such person’s dishonesty, wilful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including, without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

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

Directors’ Fiduciary Duties. Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

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

Shareholder Action by Written Consent. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our memorandum and articles of association provide that our shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals. Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders; provided that it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our memorandum and articles of association allow any one or more of our shareholders holding shares which carry in aggregate not less than one-tenth of the total number votes attaching to all issued and the outstanding shares of our company that as at the date of the deposit carry the right to vote at general meetings to requisition an extraordinary general meeting of our shareholders, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders’ meeting, our memorandum and articles of association do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings. As a Cayman Islands exempted company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our memorandum and articles of association do not provide for cumulative voting.

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the issued and outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our memorandum and articles of association, directors may be removed with or without cause, by an ordinary resolution of our shareholders. A director will also cease to be a director if he (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found to be or becomes of unsound mind; (iii) resigns his office by notice in writing to our company; (iv) without special leave of absence from our board, is absent from meetings of our board for three consecutive meetings and our board resolves that his office be vacated; or (v) is removed from office pursuant to any other provision of our articles of association.

Transactions with Interested Shareholders. The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting shares within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

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

Dissolution; Winding Up. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by either an order of the courts of the Cayman Islands or by the board of directors.

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

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our memorandum and articles of association, if our share capital is divided into more than one class of shares, the rights attached to any such class may, subject to any rights or restrictions for the time being attached to any class, only be materially and adversely varied with the consent in writing of the holders of at least three fourths of the voting rights of the shares of that class or with the sanction of an special resolution passed at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the shares of that class, be deemed to be materially and adversely varied by the creation, allotment or issue of further shares ranking pari passu with or subsequent to them or the redemption or purchase of any shares of any class by our company.

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under the Companies Act and our memorandum and articles of association, our memorandum and articles of association may only be amended by special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders. There are no limitations imposed by our memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

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

The following summary of the material Cayman Islands, PRC and U.S. federal income tax consequences of an investment in the ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this registration statement, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in the ADSs or ordinary shares, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, the People’s Republic of China and the United States. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Maples and Calder (Hong Kong) LLP, our Cayman Islands counsel; to the extent it relates to PRC tax law, it is the opinion of Han Kun Law Offices, our PRC counsel.

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

PRC Taxation

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of mainland China with a “de facto management body” within mainland China is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, production, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a mainland China -controlled enterprise that is incorporated offshore is located in mainland China. Although this circular only applies to offshore enterprises controlled by mainland China enterprises or mainland China enterprise groups, not those controlled by individuals or foreigners from mainland China, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a mainland China enterprise or a mainland China enterprise group will be regarded as a mainland China tax resident by virtue of having its “de facto management body” in mainland China only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in mainland China; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in mainland China; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions are located or maintained in mainland China; and (iv) at least 50% of the enterprise’s voting board members or senior executives habitually reside in mainland China.

We believe that KANZHUN LIMITED is not a mainland China resident enterprise for mainland China tax purposes. KANZHUN LIMITED is a company incorporated outside of mainland China. KANZHUN LIMITED is not controlled by a mainland China enterprise or mainland China enterprise group, and we do not believe that KANZHUN LIMITED meets all of the conditions above. For the same reasons, we believe our other entities outside of mainland China are not mainland China resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the mainland China tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the mainland China government will ultimately take a view that is consistent with us.

If the PRC tax authorities determine that KANZHUN LIMITED is a mainland China resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of the ADSs. In addition, non-resident enterprise shareholders (including the ADS holders) may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within mainland China. It is unclear whether our non-mainland China individual shareholders (including the ADS holders) would be subject to any PRC tax on dividends or gains obtained by such non-mainland China individual shareholders in the event we are determined to be a mainland China resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20%. Any PRC tax imposed on dividends or gains may be subject to a reduction if a reduced rate is available under an applicable tax treaty. It is also unclear whether non-mainland China shareholders of KANZHUN LIMITED would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that KANZHUN LIMITED is treated as a mainland China resident enterprise.

Provided that our Cayman Islands holding company, KANZHUN LIMITED, is not deemed to be a mainland China resident enterprise, holders of the ADSs and ordinary shares who are not mainland China residents will not be subject to PRC income tax on dividends distributed by us or gains realized from the sale or other disposition of our ordinary shares or ADSs. However, under SAT Bulletin 7 and SAT Bulletin 37, where a non-resident enterprise conducts an “indirect transfer” by transferring taxable assets, including, in particular, equity interests in a mainland China resident enterprise, indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, or the transferee or the mainland China entity which directly owned such taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to mainland China enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a mainland China resident enterprise. We and our non-mainland China resident investors may be at risk of being required to file a return and being taxed under SAT Bulletin 7 and SAT Bulletin 37, and we may be required to expend valuable resources to comply with SAT Bulletin 7 and SAT Bulletin 37, or to establish that we should not be taxed under these bulletins. See “Item 3. Key Information—Risk Factors—Risks Relating to Doing Business in China—We face uncertainty with respect to indirect transfers of equity interests in mainland China resident enterprises by their non-mainland China holding companies.”

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs or ordinary shares by a U.S. Holder (as defined below) that holds our ADSs as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect, and there can be no assurance that the Internal Revenue Service (the “IRS”) or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift or other non-income tax considerations, alternative minimum tax, the Medicare tax on certain net investment income, or any state, local or non-U.S. tax considerations, relating to the ownership or disposition of our ADSs or ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

●	banks and other financial institutions;
●	insurance companies;
●	pension plans;
●	cooperatives;
●	regulated investment companies;
●	real estate investment trusts;
●	broker-dealers;
●	traders that elect to use a mark-to-market method of accounting;
●	certain former U.S. citizens or long-term residents;
●	tax-exempt entities (including private foundations);
●	holders who acquire their ADSs or ordinary shares pursuant to any employee share option or otherwise as compensation;
●	investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;
●	investors that have a functional currency other than the U.S. dollar;
●	persons that actually or constructively own 10% or more of our stock (by vote or value); or
●	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding the ADSs or ordinary shares through such entities, all of whom may be subject to tax rules that differ significantly from those discussed below.

Each U.S. Holder is urged to consult its tax advisor regarding the application of U.S. federal taxation to its particular circumstances, and the state, local, non-U.S. and other tax considerations of the ownership and disposition of the ADSs or ordinary shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of the ADSs or ordinary shares that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in or organized under the law of the United States or any state thereof or the District of Columbia;
●	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or
●	a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under the Code.

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

Passive foreign investment company considerations

A non-U.S. corporation, such as our company, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, cash and assets readily convertible into cash are categorized as passive assets and the company’s goodwill and other unbooked intangibles are taken into account. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

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

Assuming that we are the owner of the VIE for U.S. federal income tax purposes, we do not believe that we were a PFIC for the taxable year ended December 31, 2022 and do not expect to be a PFIC for the current taxable year or the foreseeable future. While we do not expect to be or become a PFIC, no assurance can be given in this regard, however, because the determination of whether we will be or become a PFIC for any taxable year is a fact intensive determination made annually that depends, in part, upon the composition and classification of our income and assets. Fluctuations in the market price of our Class A ordinary shares and ADSs may cause us to be or become classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of our Class A ordinary shares and ADSs from time to time (which may be volatile). If our market capitalization subsequently declines, we may be or become classified as a PFIC for the current taxable year or future taxable years. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where revenues from activities that produce passive income significantly increase relative to our revenues from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of being or becoming classified as a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules, and because PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

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

Dividends

Any cash distributions (including the amount of any PRC tax withheld) paid on our ADSs or ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, the full amount of any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. Dividends received on our ADSs or ordinary shares will not be eligible for the dividends received deduction generally allowed to corporations. Dividends received by individuals and certain other non-corporate U.S. Holders may be subject to tax at the lower capital gain tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) our ADSs or ordinary shares on which the dividends are paid are readily tradeable on an established securities market in the United States, or, in the event that we are deemed to be a mainland China resident enterprise under the PRC tax law, we are eligible for the benefits of the United States-PRC income tax treaty (the “Treaty”), (2) we are neither a PFIC nor treated as such with respect to such a U.S. Holder for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period requirements are met. Our ADSs (but not our ordinary shares) are listed on the Nasdaq Global Select Market and should qualify as readily tradeable on an established securities market in the United States, although there can be no assurance in this regard.

In the event that we are deemed to be a mainland China resident enterprise under the PRC Enterprise Income Tax Law, we may be eligible for the benefits of the Treaty. If we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such shares are represented by the ADSs, would be eligible for the reduced rate of taxation described in the preceding paragraph.

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

Sale or other disposition

A U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of our ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or ordinary shares. Any capital gain or loss will be long-term if the ADSs or ordinary shares have been held for more than one year and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes, which may limit the ability to receive a foreign tax credit. Long-term capital gain of individuals and certain other non-corporate U.S. Holders will generally be eligible for a reduced rate of taxation. The deductibility of a capital loss may be subject to limitations. In the event that gain from the disposition of the ADSs or ordinary shares is subject to tax in mainland China, a U.S. Holder that is eligible for the benefits of the Treaty may treat such gain as mainland China-source gain under the Treaty. Pursuant to recently issued Treasury Regulations, if a U.S. Holder is not eligible for the benefits of the Treaty or does not elect to apply the Treaty, then such U.S. Holder may not be able to claim a foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or ordinary shares. The rules regarding foreign tax credits and deduction of foreign taxes are complex. U.S. Holders should consult their tax advisors regarding the availability of a foreign tax credit or deduction in light of their particular circumstances, including their eligibility for benefits under the Treaty and the potential impact of the recently issued Treasury Regulations.

Passive foreign investment company rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition of ADSs or ordinary shares. Under the PFIC rules:

●	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares;
●	the amount allocated to the taxable year of the distribution or gain and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”) will be taxable as ordinary income;
●	the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year; and
●	an additional tax equal to the interest on the resulting tax deemed deferred will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

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

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that such stock is regularly traded on a qualified exchange or other market, as defined in applicable United States Treasury Regulations. Our ADSs are listed on the Nasdaq Global Select Market, which is a qualified exchange and our Class A ordinary shares are listed on the Hong Kong Stock Exchange, which should constitute a qualified exchange or other market. We anticipate that our ADSs should qualify as being regularly traded, but no assurances may be given in this regard. If a U.S. Holder makes this election, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs or Class A ordinary shares held at the end of the taxable year over the adjusted tax basis of such ADSs or Class A ordinary shares and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs or Class A ordinary shares over the fair market value of such ADSs or Class A ordinary shares held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs or Class A ordinary shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in a year when we are classified as a PFIC and we subsequently cease to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that we are not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ADSs or Class A ordinary shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

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

We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers, and are required to file reports and other information with the SEC. Specifically, we are required to file annually an annual report on Form 20-F within four months after the end of each fiscal year, which is December 31. All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

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

In accordance with Nasdaq Stock Market Rule 5250(d), we will post this annual report on Form 20-F on our website at http://ir.zhipin.com.

In addition, we will provide hardcopies of our annual report free of charge to shareholders and ADS holders upon request.

I.	Subsidiary Information

Not applicable.

J.Annual Report to Securities Holders

We intend to submit any annual report provided to security holders in electronic format as an exhibit to a current report on Form 6-K.

Item 11.Quantitative and Qualitative Disclosures about Market Risk

Foreign exchange risk

Substantially all of our revenues and the majority of our expenses are denominated in RMB. The majority of our cash and cash equivalents are denominated in U.S. dollars. We have not used any derivative financial instruments to hedge exposure to such risk. However, we monitor our currency risk exposure by periodically reviewing foreign currency exchange rates and will consider hedging significant foreign currency exposure should the need arise. Although our exposure to foreign exchange risks should be limited in general, the value of your investment in the ADSs will be affected by the exchange rate between U.S. dollar and RMB because the value of our business is effectively denominated in RMB, while the ADSs will be traded in U.S. dollars.

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

As of December 31, 2022, we had RMB-denominated cash and cash equivalents and short-term investments of RMB2,631.3 million, and U.S. dollar-denominated cash and cash equivalents and short-term investments of US$1,518.9 million. Assuming we had converted RMB2,631.3 million into U.S. dollars at the exchange rate of RMB6.8972 for US$1.00 as of the end of 2022, our U.S. dollar cash balance would have been US$1,900.4 million. If the RMB had depreciated by 10% against the U.S. dollar, our U.S. dollar cash balance would have been US$1,862.3 million instead. Assuming we had converted US$1,518.9 million into RMB at the exchange rate of RMB6.8972 for US$1.00 as of the end of 2022, our RMB cash balance would have been RMB13.1 billion. If the RMB had appreciated by 10% against the U.S. dollar, our RMB cash balance would have been RMB12.1 billion instead.

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

Item 12.Description of Securities Other than Equity Securities

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
●
Issuance of ADSs (e.g., an issuance of ADS upon a deposit of Class A ordinary shares, upon a change in the ADS(s)-to-Class A ordinary share(s) ratio, or for any other reason), excluding ADS issuances as a result of distributions of Class A ordinary shares)
Up to US$0.05 per ADS issued

● Cancellation of ADSs (e.g., a cancellation of ADSs for delivery of deposited property, upon a change in the ADS(s)-to-Class A ordinary share(s) ratio, or for any other reason)	Up to US$0.05 per ADS cancelled

● Distribution of cash dividends or other cash distributions (e.g., upon a sale of rights and other entitlements)	Up to US$0.05 per ADS held

● Distribution of ADSs pursuant to (i) stock dividends or other free stock distributions, or (ii) exercise of rights to purchase additional ADSs	Up to US$0.05 per ADS held

● Distribution of securities other than ADSs or rights to purchase additional ADSs (e.g., upon a spin-off)	Up to US$0.05 per ADS held

● ADS Services	Up to US$0.05 per ADS held on the applicable record date(s) established by the depositary

● Registration of ADS transfers (e.g., upon a registration of the transfer of registered ownership of ADSs, upon a transfer of ADSs into DTC and vice versa, or for any other reason)	Up to US$0.05 per ADS (or fraction thereof) transferred

●
Conversion of ADSs of one series for ADSs of another series (e.g., upon conversion of Partial Entitlement ADSs for Full Entitlement ADSs, or upon conversion of Restricted ADSs (each as defined in the deposit agreement) into freely transferable ADSs, and vice versa).
Up to US$0.05 per ADS (or fraction thereof) converted

As an ADS holder, you will also be responsible to pay certain charges such as:

●	taxes (including applicable interest and penalties) and other governmental charges;
●	the registration fees as may from time to time be in effect for the registration of Class A ordinary shares on the share register and applicable to transfers of Class A ordinary shares to or from the name of the custodian, the depositary or any nominees upon the making of deposits and withdrawals, respectively;
●	certain cable, telex and facsimile transmission and delivery expenses;
●	the fees, expenses, spreads, taxes and other charges of the depositary and/or service providers (which may be a division, branch or affiliate of the depositary) in the conversion of foreign currency;
●	the reasonable and customary out-of-pocket expenses incurred by the depositary in connection with foreign currency conversions, compliance with exchange control regulations and other regulatory requirements; and
●	the fees, charges, costs and expenses incurred by the depositary, the custodian, or any nominee in connection with the ADR program.

Fees and Other Payments Made by the Depositary to Us

The depositary may reimburse us for certain expenses incurred by us in respect of the ADR program, by making available a portion of the ADS fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary agree from time to time. In 2022, we received a reimbursement of US$7.1 million, after deduction of applicable U.S. taxes, from the depositary.

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

Conversion Between Class A Ordinary Shares and ADSs

Dealings and Settlement of Class A Ordinary Shares in Hong Kong

Dealings in our Class A ordinary shares on the Stock Exchange will be conducted in Hong Kong dollars. Our Class A ordinary shares will be traded on the Stock Exchange in board lots of 100 Class A ordinary shares.

The transaction costs of dealings in our Class A ordinary shares on the Hong Kong Stock Exchange include:

●	Hong Kong Stock Exchange trading fee of 0.005% of the consideration of the transaction, charged to each of the buyer and seller;
●	SFC transaction levy of 0.0027% of the consideration of the transaction, charged to each of the buyer and seller;
●	AFRC transaction levy of 0.00015% of the consideration of the transaction, charged to each of the buyer and seller;

●	trading tariff of HK$0.50 on each and every purchase or sale transaction. The decision on whether or not to pass the trading tariff onto investors is at the discretion of brokers;
●	transfer deed stamp duty of HK$5.00 per transfer deed (if applicable), payable by the seller;
●	ad valorem stamp duty at a total rate of 0.26% of the value of the transaction, with 0.13% payable by each of the buyer and the seller;
●	stock settlement fee, which is currently 0.002% of the gross transaction value, subject to a minimum fee of HK$2.00 and a maximum fee of HK$100.00 per side per trade;
●	brokerage commission, which is freely negotiable with the broker (other than brokerage commissions for IPO transactions which are currently set at 1% of the subscription or purchase price and will be payable by the person subscribing for or purchasing the securities); and
●	the Hong Kong Share Registrar will charge between HK$2.50 to HK$20, depending on the speed of service (or such higher fee as may from time to time be permitted under the Hong Kong Listing Rules), for each transfer of ordinary shares from one registered owner to another, each share certificate canceled or issued by it and any applicable fee as stated in the share transfer forms used in Hong Kong.

Investors in Hong Kong must settle their trades executed on the Stock Exchange through their brokers directly or through custodians. For an investor in Hong Kong who has deposited his/her Class A ordinary shares in his/her stock account or in his/her designated CCASS Participant’s stock account maintained with CCASS, settlement will be effected in CCASS in accordance with the General Rules of CCASS and CCASS Operational Procedures in effect from time to time. For an investor who holds the physical certificates, settlement certificates and the duly executed transfer forms must be delivered to his/her broker or custodian before the settlement date.

Conversion Between Class A Ordinary Shares Trading in Hong Kong and ADSs

In connection with the Introduction, we have established a branch register of members in Hong Kong, or the Hong Kong share register, which will be maintained by our Hong Kong Share Registrar, Computershare Hong Kong Investor Services Limited. Our principal register of members, or the Cayman share register, will continue to be maintained by Maples Fund Services (Cayman) Limited.

As described in further detail below, holders of Class A ordinary shares registered on the Hong Kong Share Register will be able to deposit their Class A ordinary shares for delivery of ADSs and surrender their ADSs for cancelation and delivery of Class A ordinary shares. To facilitate deposits of Class A ordinary shares with the Depositary for delivery of ADSs for trading on the Nasdaq and surrender of ADSs to the Depositary for cancelation and delivery of Class A ordinary shares for trading on the Hong Kong Stock Exchange, we intend to move all our Class A ordinary shares represented by the ADS from our register of members maintained in the Cayman Islands to our Hong Kong share register.

Converting Class A Ordinary Shares Trading in Hong Kong into ADSs

An investor who holds Class A ordinary shares registered in Hong Kong and who intends to convert them to ADSs to trade on Nasdaq must deposit or have his or her broker deposit the Class A ordinary shares with the Depositary’s Hong Kong custodian, Citibank, N.A. – Hong Kong (the “Custodian”), in exchange for ADSs. A deposit of Class A ordinary shares trading in Hong Kong in exchange for ADSs involves the following procedures:

●	If Class A ordinary shares have been deposited with CCASS, the investor must transfer ordinary shares to the Depositary’s account with the Custodian within CCASS by following the CCASS procedures for transfer and deliver to the Custodian instructions for the issuance and delivery of the corresponding ADSs.
●	If Class A ordinary shares are held outside CCASS, the investor must arrange to deposit his or her Class A ordinary shares into the CCASS for delivery to the Depositary’s account with the Custodian within CCASS, and must deliver to the Custodian instructions for the issuance and delivery of the corresponding ADSs.

●	Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, if applicable, and subject in all cases to the terms of the deposit agreement, the Depositary will issue the corresponding number of ADSs and will deliver the ADSs as instructed by the depositary party. For Class A ordinary shares deposited in CCASS, under normal circumstances, the above steps generally require two business days, provided that the investor has provided timely and complete instructions.

For Class A ordinary shares held outside CCASS in physical form, the above steps may take 14 business days, or more, to complete. Temporary delays may arise. For example, the transfer books of the Depositary may from time to time be closed to ADS issuances. The investor will be unable to trade the ADSs until the ADSs issuance procedures are completed.

Converting ADSs into Class A Ordinary Shares Trading in Hong Kong

An investor who holds ADSs and who intends to convert his or her ADSs into Class A ordinary shares that trade on the Hong Kong Stock Exchange must cancel the ADSs the investor holds and withdraw Class A ordinary shares from our ADS program and cause his or her broker or other financial institution to trade such Class A ordinary shares on the Hong Kong Stock Exchange.

An investor that holds ADSs indirectly through a broker or other financial institution should follow the procedure of the broker or financial institution and instruct the broker to arrange for cancelation of the ADSs, and withdrawal of the underlying Class A ordinary shares from the Depositary’s account with the Custodian within the CCASS system to the investor’s Hong Kong stock account. For investors holding ADSs directly, the following steps must be taken:

●	To withdraw Class A ordinary shares from our ADS program, an investor who holds ADSs may turn in such ADSs to the Depositary (and the applicable ADR(s) if the ADSs are held in certificated form), and send an instruction to cancel such ADSs to the Depositary.
●	Upon payment or net of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, if applicable, and subject in all cases to the terms of the deposit agreement, the Depositary will cancel the ADSs and instruct the Custodian to deliver Class A ordinary shares underlying the canceled ADSs to the CCASS account designated by an investor.
●	If an investor prefers to receive Class A ordinary shares outside CCASS, he or she must receive Class A ordinary shares in CCASS first and then arrange for withdrawal of the Class A ordinary shares from CCASS. Investors can then obtain a transfer form signed by HKSCC Nominees Limited (as the transferor) and register Class A ordinary shares in their own names with the Hong Kong Share Registrar.

For Class A ordinary shares to be received in CCASS, under normal circumstances, the above steps generally require two business days, provided that the investor has provided timely and complete instructions.

For Class A ordinary shares to be received outside CCASS in physical form, the above steps may take 14 business days, or more, to complete. The investor will be unable to trade the Class A ordinary shares on the Hong Kong Stock Exchange until the procedures are completed.

Temporary delays may arise. For example, the transfer books of the Depositary may from time to time be closed to ADS cancelations. In addition, completion of the above steps and procedures for delivery for Class A ordinary shares in a CCASS account is subject to there being a sufficient number of Class A ordinary shares on the Hong Kong share register to facilitate a withdrawal from the ADS program directly into the CCASS system. We are not under any obligation to maintain or increase the number of Class A ordinary shares on the Hong Kong share register to facilitate such withdrawals.

Depositary Requirements

Before the Depositary delivers ADSs or permits withdrawal of Class A ordinary shares, the Depositary may require:

●	production of satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and
●	compliance with procedures it may establish, from time to time, consistent with the deposit agreement, including completion and presentation of transfer documents.

The Depositary may refuse to deliver, transfer, or register issuances, transfers and cancelations of ADSs generally when the transfer books of the Depositary or our Hong Kong share registrar or Cayman share registrar are closed or at any time if the Depositary or we determine it advisable to do so, subject to such refusal complying with U.S. federal securities laws.

All costs attributable to the transfer of shares to effect a withdrawal from or deposit of Class A ordinary shares into our ADS program will be borne by the investor requesting the transfer. In particular, holders of Ordinary Shares and ADSs should note that the Hong Kong Share Registrar will charge between HK$2.50 to HK$20, depending on the speed of service (or such higher fee as may from time to time be permitted under the Listing Rules), for each transfer of Class A ordinary shares from one registered owner to another, each share certificate canceled or issued by it and any applicable fee as stated in the share transfer forms used in Hong Kong. In addition, holders of Class A ordinary shares and ADSs must pay up to US$5.00 per 100 ADSs (or portion thereof) for each issuance of ADSs and each cancelation of ADSs, as the case may be, in connection with the deposit of Class A ordinary shares into, or withdrawal of Class A ordinary shares from, our ADS program.

PART II

Item 13.Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.Material Modifications to the Rights of Security Holders and Use of Proceeds

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

For the period from June 10, 2021, the date that the registration statement was declared effective by the SEC, to December 31, 2022, we deposited approximately all of the net proceeds from our initial public offering in interest-bearing bank accounts. There is no material change in the use of proceeds as described in the registration statement. We still intend to use the proceeds from our initial public offering, as disclosed in our registration statements on Form F-1.

Item 15.Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon that evaluation, our management has concluded that, as of December 31, 2022, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”) and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of our company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with U.S. GAAP, and that receipts and expenditures of our company are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of the unauthorized acquisition, use or disposition of our company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management including our chief executive officer and chief financial officer assessed the effectiveness of internal control over financial reporting as of December 31, 2022 using the criteria set forth in the report “Internal Control—Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2022.

Changes in Internal Control Over Financial Reporting

As of December 31, 2022, based on an assessment performed by our management on the performance of certain remediation measures (specified below), we concluded that the material weaknesses in our internal control over financial reporting previously identified by us and our independent registered public accounting firm in connection with the audit of our consolidated financial statements had been remediated.

The material weaknesses previously identified related to lack of sufficient competent financial reporting and accounting personnel with appropriate understanding of U.S. GAAP to address complex U.S. GAAP technical accounting issues and to prepare and review the consolidated financial statements and related disclosures in accordance with U.S. GAAP and financial reporting requirements set forth by the SEC, and lack of period-end financial closing policies and procedures for preparation of consolidated financial statements and related disclosures in accordance with U.S. GAAP and financial reporting requirements set forth by the SEC.

We implemented a number of measures to address the material weaknesses, including: (i) hiring additional qualified financial and accounting staff with working experience with U.S. GAAP and SEC reporting requirements; (ii) conducting regular U.S. GAAP accounting and financial reporting training programs for accounting and financial reporting personnel; (iii) establishing clear roles and responsibilities for accounting and financial reporting staff to identify and address complex accounting and financial reporting issues; (iv) clarifying reporting requirements and enhancing effective oversight to address complex and non-recurring transactions and related accounting issues; and (v) developing and implementing a comprehensive and effective period-end closing process, especially for complex and non-recurring transactions to ensure financial statements and related disclosures are in compliance with U.S. GAAP and SEC reporting requirements. In addition, we established an internal audit team to enhance internal controls and assess the design and operating effectiveness of our internal controls.

Other than as described above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm, PricewaterhouseCoopers Zhong Tian LLP, has audited the effectiveness of our company’s internal controls over financial reporting as of December 31, 2022, as stated in its report, which appears on page F-2 of this annual report on Form 20-F.

Item 16.

Item 16A.Audit Committee Financial Expert

Our board of directors has determined that Charles Zhaoxuan Yang, a member of our audit committee and an independent director (under the standards set forth in Rule 5605(c)(2) of the Nasdaq Stock Market Rules and Rule 10A-3 under the Securities Exchange Act of 1934), is an audit committee financial expert.

Item 16B.Code of Ethics

Our board of directors adopted a code of business conduct and ethics that applies to our directors, officers and employees in May 2021. We have posted a copy of our code of business conduct and ethics on our website at ir.zhipin.com.

Item 16C.Principal Accountant Fees and Services

We engaged PricewaterhouseCoopers Zhong Tian LLP as principal external auditor for our annual report on Form 20-F, and PricewaterhouseCoopers in Hong Kong as external auditor for our HK annual report. The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our principal external auditors, for the periods indicated. We did not pay any other fees to our auditors during the periods indicated below.

	For the Year Ended December 31,
	2021	2022
	RMB	RMB	US$

	(in thousands)
Audit fees(1)	13,910	18,983	2,752
All other fees(2)	1,207	368	53

Notes:

(1)	“Audit fees” represents the aggregate fees billed for professional services rendered by our principal external auditors for the audit of our annual financial statements and the review of our interim financial statements, including audit fees relating to our initial public offering in 2021 and our listing on the Hong Kong Stock Exchange in 2022.
(2)	“All other fees” represents the aggregate fees billed in each of the fiscal years listed for services rendered by PricewaterhouseCoopers Zhong Tian LLP and its affiliates, our principal external auditors other than services reported under “Audit fees”.

The policy of our audit committee is to pre-approve all audit and other services provided by our prinicipal external auditors as described above, other than those for de minimis services which are approved by the Audit Committee prior to the completion of the audit.

Item 16D.Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.Purchases of Equity Securities by the Issuer and Affiliated Purchasers

On March 9, 2022, our board of directors authorized a share repurchase program, under which we may repurchase up to US$150 million of our ADSs over the following 12 months.

The table below is a summary of our repurchases in 2022, which were all conducted in the open market pursuant to the share repurchase program adopted on March 9, 2022.

				Approximate
				Dollar
				Value of ADSs
	Total	Average	Total Number of	that
	Number	Price	ADSs Purchased as Part	May Yet Be
	of ADSs	Paid Per	of the Publicly	Purchased Under
Period	Purchased	ADS	Announced Plan	the Plan
April 1 - April 30, 2022	788,063	US$20.62	788,063	US$133,752,982
May 1 - May 31, 2022	1,285,470	US$18.48	1,285,470	US$110,000,017
August 1 - August 31, 2022	83,715	US$19.97	83,715	US$108,328,462
September 1 - September 30, 2022	528,452	US$17.98	528,452	US$98,829,189
October 1 - October 31, 2022	4,673,010	US$13.22	4,673,010	US$37,060,104
November 1 - November 30, 2022	1,463,839	US$12.45	1,463,839	US$18,829,192
Total	8,822,549	US$14.87	8,822,549	US$18,829,192

On March 20, 2023, our board of directors authorized a new share repurchase program, under which we may repurchase up to US$150 million of our shares (including in the form of ADSs) over the following 12 months.

Item 16F.Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.Corporate Governance

As a Cayman Islands company listed on the Nasdaq Capital Market, we are subject to the Nasdaq Stock Market Rules. However, the Nasdaq Stock Market Rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq listing standards. In 2022, we relied on the exemption available to foreign private issuers to the requirement that the audit committee shall have a minimum of three members, following our home country practice in the Cayman Islands. If we choose to follow home country practices in the future, our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq Stock Market’s corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our ADSs—As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with such corporate governance listing standards.”

Item 16H.Mine Safety Disclosure

Not applicable.

Item 16I.Disclosure Regarding Foreign Jurisdictions That Prevent Inspections

In May 2022, KANZHUN LIMITED was conclusively listed by the SEC as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. Our auditor, PricewaterhouseCoopers Zhong Tian LLP, a registered public accounting firm that the PCAOB was unable to inspect or investigate completely in 2021, issued the audit report for us for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F.

As of the date of this annual report, to our knowledge, (i) no governmental entities in the Cayman Islands or in China own shares of KANZHUN LIMITED, the VIE or its subsidiaries in China, (ii) the governmental entities in China do not have a controlling financial interest in KANZHUN LIMITED, the VIE or its subsidiaries, (iii) none of the members of the board of directors of KANZHUN LIMITED or our operating entities, including the VIE, is an official of the Chinese Communist Party, and (iv) none of the currently effective memorandum and articles of association (or equivalent organizing document) of KANZHUN LIMITED or the VIE contains any charter of the Chinese Communist Party.

PART III

Item 17.Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18.Financial Statements

The consolidated financial statements of KANZHUN LIMITED, its subsidiaries and the VIE are included at the end of this annual report.

Item 19.Exhibits

Exhibit Number	Description of Document

1.1*	Fifteenth Amended and Restated Memorandum and Articles of Association of the Registrant

2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3)

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

4.1

Amended and Restated 2020 Global Share Plan (incorporated hereby reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-256391), as amended, initially filed with the Securities and Exchange Commission on May 21, 2021)

4.2

Post-IPO Share Scheme (incorporated hereby reference to Exhibit 10.1 to the registration statement on Form S-8 (File No. 333-270709) filed with the Securities and Exchange Commission on March 21, 2023)

4.3

Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated hereby reference to Exhibit 10.2 to the registration statement on Form F-1(File No. 333-256391), as amended, initially filed with the Securities and Exchange Commission on May 21, 2021)

4.4

Form of Employment Agreement between the Registrant and its executive officers (incorporated hereby reference to Exhibit 10.3 to the registration statement on Form F-1(File No. 333-256391), as amended, initially filed with the Securities and Exchange Commission on May 21, 2021)

4.5*	English translation of the executed form of the Powers of Attorney respectively granted by each shareholders of the VIE dated September 30, 2022 and as currently in effect

4.6*	English translation of the Equity Pledge Agreement among our WFOE, the VIE and shareholders of the VIE dated September 30, 2022

Exhibit Number	Description of Document

4.7*	English translation of the Exclusive Technology and Service Co-operation Agreement among our WFOE, the VIE and shareholders of the VIE dated September 30, 2022

4.8*	English translation of the Exclusive Purchase Option Agreement among our WFOE, the VIE and shareholders of the VIE dated September 30, 2022

4.9*

English translation of executed form of the Spousal Consent Letter respectively granted by the spouse of each individual shareholder of the VIE, dated September 30, 2022 and as currently in effect, and a schedule of all executed Spousal Consent Letters adopting the same form

8.1*	List of Significant Subsidiaries and VIE of the Registrant

11.1

Code of Business Conduct and Ethics of the Registrant (incorporated hereby reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-256391), as amended, initially filed with the Securities and Exchange Commission on May 21, 2021)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm

15.2*	Consent of Han Kun Law Offices

15.3*	Consent of Maples and Calder (Hong Kong) LLP

101.INS*	Inline XBRL Instance Document—this instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File (embedded within the Exhibit 101 Inline XBRL document set)
*	Filed with this Annual Report on Form 20-F.
**	Furnished with this Annual Report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

KANZHUN LIMITED

By:	/s/ Peng Zhao
	Name:	Peng Zhao
	Title:	Chairman of the Board of Directors and Chief Executive Officer

Date: April 27, 2023

KANZHUN LIMITED

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of KANZHUN LIMITED

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of KANZHUN LIMITED and its subsidiaries (the “Company”) as of December 31, 2022 and 2021, and the related consolidated statements of comprehensive (loss)/income, of changes in shareholders’ (deficit)/equity and of cash flows for each of the three years in the period ended December 31, 2022, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue recognition for online recruitment services to enterprise customers

As described in Notes 2(o) and 10 to the consolidated financial statements, revenues derived from online recruitment services to enterprise customers were RMB4,461 million for the year ended December 31, 2022. Revenues derived from online recruitment services to enterprise customers are recognized when or as control of services is transferred to a customer. Depending on the terms of the contract, the control of services may be transferred at a point in time or over time.

The principal consideration for our determination that performing procedures relating to revenue recognition for online recruitment services to enterprise customers is a critical audit matter is a high degree of auditor effort in performing procedures and evaluating audit evidence.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the revenue recognition process. These procedures also included, among others, (i) reading contracts with customers and evaluating the appropriateness of the revenue recognition policies adopted by the management; and (ii) testing revenue transactions by obtaining and inspecting contracts with customers, sales orders, cash receipts, and system records for online recruitment services provided, on a test basis, and recalculating revenue recognized for each transaction selected.

/s/ PricewaterhouseCoopers Zhong Tian LLP

Shanghai, the People’s Republic of China

April 27, 2023

We have served as the Company’s auditor since 2019.

KANZHUN LIMITED

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

		As of December 31,
	Notes	2021	2022
		RMB	RMB	US$
				Note 2(e)
ASSETS
Current assets
Cash and cash equivalents		11,341,758	9,751,824	1,413,882
Short-term investments	4, 18	884,996	3,458,089	501,376
Accounts receivable, net	2(j)	1,002	9,862	1,430
Amounts due from related parties	17	6,615	5,714	828
Prepayments and other current assets	5	724,583	600,773	87,104
Total current assets		12,958,954	13,826,262	2,004,620
Non-current assets
Property, equipment and software, net	6	369,126	691,036	100,191
Intangible assets, net	7	458	10,251	1,486
Goodwill	7	—	5,690	825
Right-of-use assets, net	11	309,085	289,628	41,992
Other non-current assets		4,000	4,000	580
Total non-current assets		682,669	1,000,605	145,074
Total assets		13,641,623	14,826,867	2,149,694
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	8	52,963	185,297	26,866
Deferred revenue	2(o)	1,958,570	2,060,892	298,801
Other payables and accrued liabilities	9	645,138	633,482	91,846
Operating lease liabilities, current	11	127,531	151,438	21,956
Total current liabilities		2,784,202	3,031,109	439,469
Non-current liabilities
Operating lease liabilities, non-current	11	183,365	143,591	20,819
Deferred tax liabilities	12	—	11,404	1,653
Total non-current liabilities		183,365	154,995	22,472
Total liabilities		2,967,567	3,186,104	461,941
Commitments and contingencies	19
Shareholders’ equity
Ordinary shares (US$0.0001 par value; 2,000,000,000 shares authorized, 748,953,103 Class A ordinary shares issued and 727,855,233 outstanding, 140,830,401 Class B ordinary shares issued and outstanding as of December 31, 2021; 1,800,000,000 Class A ordinary shares authorized, 749,323,103 issued and 724,582,975 outstanding, 200,000,000 Class B ordinary shares authorized, 140,830,401 issued and outstanding as of December 31, 2022)	13	554	564	82
Treasury shares	13	—	(918,894)	(133,227)
Additional paid-in capital		14,624,386	15,450,389	2,240,096
Accumulated other comprehensive (loss)/income		(257,765)	695,184	100,793
Accumulated deficit		(3,693,119)	(3,586,480)	(519,991)
Total shareholders’ equity		10,674,056	11,640,763	1,687,753
Total liabilities and shareholders’ equity		13,641,623	14,826,867	2,149,694

The accompanying notes are an integral part of these consolidated financial statements.

KANZHUN LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME

(All amounts in thousands, except for share and per share data)

		For the year ended December 31,
	Notes	2020	2021	2022
		RMB	RMB	RMB	US$
					Note 2(e)
Revenues
Online recruitment services to enterprise customers		1,927,178	4,219,026	4,461,282	646,825
Others		17,181	40,102	49,780	7,217
Total revenues	10	1,944,359	4,259,128	4,511,062	654,042
Operating cost and expenses
Cost of revenues		(240,211)	(554,648)	(754,861)	(109,445)
Sales and marketing expenses		(1,347,532)	(1,942,670)	(2,000,900)	(290,103)
Research and development expenses		(513,362)	(821,984)	(1,182,716)	(171,478)
General and administrative expenses		(797,008)	(1,991,123)	(719,699)	(104,347)
Total operating cost and expenses		(2,898,113)	(5,310,425)	(4,658,176)	(675,373)
Other operating income, net		8,849	14,977	17,595	2,551
Loss from operations		(944,905)	(1,036,320)	(129,519)	(18,780)
Investment income	4	9,095	24,744	65,150	9,446
Financial income, net		3,098	9,735	161,332	23,391
Foreign exchange (loss)/gain		(5,074)	(1,961)	8,627	1,251
Other (expenses)/income, net		(4,109)	(7,745)	11,406	1,654
(Loss)/Income before income tax expenses		(941,895)	(1,011,547)	116,996	16,962
Income tax expenses	12	—	(59,527)	(9,751)	(1,414)
Net (loss)/income		(941,895)	(1,071,074)	107,245	15,548
Accretion on convertible redeemable preferred shares to redemption value	14	(283,981)	(164,065)	—	—
Net (loss)/income attributable to ordinary shareholders		(1,225,876)	(1,235,139)	107,245	15,548

Net (loss)/income		(941,895)	(1,071,074)	107,245	15,548
Other comprehensive (loss)/income
Foreign currency translation adjustments		(149,539)	(127,378)	952,949	138,165
Total comprehensive (loss)/income		(1,091,434)	(1,198,452)	1,060,194	153,713

Weighted average number of ordinary shares used in computing net (loss)/income per share
— Basic	16	111,172,986	529,343,027	868,941,151	868,941,151
— Diluted	16	111,172,986	529,343,027	912,141,991	912,141,991

Net (loss)/income per share attributable to ordinary shareholders
— Basic	16	(11.03)	(2.33)	0.12	0.02
— Diluted	16	(11.03)	(2.33)	0.12	0.02

The accompanying notes are an integral part of these consolidated financial statements.

KANZHUN LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT)/EQUITY

(All amounts in thousands, except for share and per share data)

		Ordinary shares		Treasury shares
		Number				Additional	Accumulated other		Total
		of shares		Number		paid-in	comprehensive	Accumulated	shareholders’
	Notes	outstanding	Amount	of shares	Amount	capital	income/(loss)	deficit	(deficit)/equity
			RMB		RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2020		100,080,000	62	—	—	—	19,152	(1,680,150)	(1,660,936)
Net loss		—	—	—	—	—	—	(941,895)	(941,895)
Foreign currency translation adjustments		—	—	—	—	—	(149,539)	—	(149,539)
Share-based compensation		—	—	—	—	124,105	—	—	124,105
Accretion on convertible redeemable preferred shares to redemption value	14	—	—	—	—	(283,981)	—	—	(283,981)
Issuance of Class A ordinary shares	13	4,122,853	3	—	—	78,995	—	—	78,998
Issuance of Class B ordinary shares to TECHWOLF LIMITED	13, 15	24,780,971	16	—	—	533,115	—	—	533,131
Issuance of Class A ordinary shares to a consolidated VIE	13	—	—	3,657,853	—	—	—	—	—
Balance as of December 31, 2020		128,983,824	81	3,657,853	—	452,234	(130,387)	(2,622,045)	(2,300,117)
Net loss		—	—	—	—	—	—	(1,071,074)	(1,071,074)
Foreign currency translation adjustments		—	—	—	—	—	(127,378)	—	(127,378)
Share-based compensation		—	—	—	—	417,284	—	—	417,284
Accretion on convertible redeemable preferred shares to redemption value	14	—	—	—	—	(164,065)	—	—	(164,065)
Repurchase and cancellation of Class B ordinary shares	13	(1,181,339)	(1)	—	—	(42,263)	—	—	(42,264)
Issuance of Class A ordinary shares upon initial public offering in the United States of America (“US IPO”), net of issuance cost	13	110,400,000	70	—	—	6,406,802	—	—	6,406,872
Conversion of convertible redeemable preferred shares	13	551,352,134	353	—	—	5,854,308	—	—	5,854,661
Issuance of Class B ordinary shares to TECHWOLF LIMITED	13, 15	24,745,531	16	—	—	1,506,346	—	—	1,506,362
Issuance of ordinary shares for share award plan		—	—	27,786,070	—	—	—	—	—
Exercise of share-based awards		54,385,484	35	(10,346,053)	—	193,740	—	—	193,775
Balance as of December 31, 2021		868,685,634	554	21,097,870	—	14,624,386	(257,765)	(3,693,119)	10,674,056
Cumulative effect of adoption of new accounting standard	2(aa)	—	—	—	—	—	—	(606)	(606)
Net income		—	—	—	—	—	—	107,245	107,245
Foreign currency translation adjustments		—	—	—	—	—	952,949	—	952,949
Share-based compensation		—	—	—	—	692,204	—	—	692,204
Issuance of ordinary shares for share award plan		—	—	370,000	—	—	—	—	—
Exercise of share-based awards		14,372,840	10	(14,372,840)	—	133,799	—	—	133,809
Repurchase of ordinary shares	13	(17,645,098)	—	17,645,098	(918,894)	—	—	—	(918,894)
Balance as of December 31, 2022		865,413,376	564	24,740,128	(918,894)	15,450,389	695,184	(3,586,480)	11,640,763

The accompanying notes are an integral part of these consolidated financial statements.

KANZHUN LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data)

		For the year ended December 31,
	Notes	2020	2021	2022
		RMB	RMB	RMB	US$
					Note 2(e)
Cash flows from operating activities
Net (loss)/income		(941,895)	(1,071,074)	107,245	15,548
Adjustments to reconcile net (loss)/income to net cash generated from operating activities:
Share-based compensation		124,105	417,284	692,204	100,360
Issuance of Class B ordinary shares to TECHWOLF LIMITED	13, 15	533,131	1,506,362	—	—
Depreciation and amortization		41,095	80,100	140,078	20,309
Loss/(Gain) from disposal of property, equipment and software		230	110	(96)	(14)
Foreign exchange loss/(gain)		5,074	1,961	(8,627)	(1,251)
Amortization of right-of-use assets		66,946	109,336	147,322	21,360
Unrealized investment income		—	(6,595)	(43,716)	(6,338)
Deferred income tax expenses		—	—	9,324	1,352
Allowance for credit losses		—	—	336	49
Changes in operating assets and liabilities:
Accounts receivable		(5,201)	5,997	(5,982)	(867)
Prepayments and other current assets		(46,146)	(403,696)	13,321	1,931
Amounts due from related parties		(2,938)	3,503	901	131
Other non-current assets		—	(4,000)	—	—
Accounts payable		(22,746)	13,464	10,179	1,476
Deferred revenue		585,529	758,221	102,322	14,835
Other payables and accrued liabilities		130,541	329,802	(18,037)	(2,615)
Operating lease liabilities		(71,814)	(99,394)	(143,732)	(20,839)
Net cash generated from operating activities		395,911	1,641,381	1,003,042	145,427
Cash flows from investing activities
Purchase of property, equipment and software		(138,211)	(259,891)	(340,120)	(49,313)
Proceeds from disposal of property, equipment and software		36	29	324	47
Purchase of short-term investments		(1,834,390)	(3,940,000)	(5,213,058)	(755,822)
Proceeds from maturity of short-term investments		2,439,870	3,598,000	2,746,201	398,162
Acquisition of a subsidiary, net of cash acquired		—	—	(9,928)	(1,439)
Net cash generated from/(used in) investing activities		467,305	(601,862)	(2,816,581)	(408,365)

KANZHUN LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(All amounts in thousands, except for share and per share data)

		For the year ended December 31,
	Notes	2020	2021	2022
		RMB	RMB	RMB	US$
Cash flows from financing activities
Proceeds from issuance of convertible redeemable preferred shares, net of issuance cost		2,803,114	—	—	—
Proceeds from issuance of Class A ordinary shares	13	78,998	—	—	—
Proceeds from the US IPO, net of issuance cost	13	—	6,406,872	—	—
Proceeds from exercise of share options		—	35,975	249,662	36,198
Repurchase of Class B ordinary shares from TECHWOLF LIMITED	13	—	(11,584)	—	—
Repurchase of ordinary shares	13	—	—	(918,894)	(133,227)
Net cash generated from/(used in) financing activities		2,882,112	6,431,263	(669,232)	(97,029)
Effect of exchange rate changes on cash and cash equivalents		(154,480)	(127,227)	892,837	129,449
Net increase/(decrease) in cash and cash equivalents		3,590,848	7,343,555	(1,589,934)	(230,518)
Cash and cash equivalents at beginning of the year		407,355	3,998,203	11,341,758	1,644,400
Cash and cash equivalents at end of the year		3,998,203	11,341,758	9,751,824	1,413,882

Supplemental cash flow disclosure
Cash paid for income tax		—	—	101,293	14,686

Supplemental schedule of non-cash investing and financing activities
Accretion on convertible redeemable preferred shares to redemption value	14	283,981	164,065	—	—
Changes in payables for purchase of property, equipment and software		21,985	(2,357)	122,155	17,711

The accompanying notes are an integral part of these consolidated financial statements.

KANZHUN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

1.PRINCIPAL ACTIVITIES AND ORGANIZATION

(a)Principal activities

KANZHUN LIMITED (the “Company”) was incorporated under the laws of the Cayman Islands on January 16, 2014 as an exempted company with limited liability. The Company, through its subsidiaries, consolidated variable interest entity (the “VIE”) and VIE’s subsidiaries (collectively referred to as the “Group”), is primarily engaged in providing online recruitment services through a platform named “BOSS Zhipin” in the People’s Republic of China (the “PRC” or “China”).

(b)Organization of the Group

As of December 31, 2022, the Company’s principal subsidiaries and consolidated VIE are as follows:

Company name	Place of incorporation	Date of incorporation	Equity interest/economic interest held	Principal activities and place of operation
Principal subsidiaries
Techfish Limited	Hong Kong, China	February 14, 2014	100%	Investment holding in Hong Kong
Beijing Glory Wolf Co., Ltd. (the “WFOE”)	Beijing, China	May 7, 2014	100%	Management consultancy and technical services in the PRC
VIE
Beijing Huapin Borui Network Technology Co., Ltd. (“Huapin”)	Beijing, China	December 25, 2013	100%	Online recruitment services in the PRC

(c)Consolidated variable interest entity

In order to comply with the PRC laws and regulations which prohibit or restrict foreign investments into companies involved in restricted businesses, the Group operates its restricted businesses in the PRC mainly through the VIE, Huapin and its subsidiaries, whose equity interests are held by certain management members of the Group (the “Registered Shareholders”). By entering into a series of contractual arrangements with Huapin and its respective Registered Shareholders, which were updated in September 2022, the Company has the power to direct activities of Huapin that most significantly affect its economic performance and receive substantially all of the economic benefits from Huapin. Accordingly, the Company obtained a controlling financial interest in the VIE. The Company is determined to be the ultimate primary beneficiary of the VIE, and therefore consolidates the VIE’s results of operations, assets and liabilities in the Group’s consolidated financial statements under the accounting principles generally accepted in the United States of America (“U.S. GAAP”).

The principal terms of the contractual agreements entered into by and among the Company, through the WFOE, the VIE and the Registered Shareholders are further described below.

KANZHUN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

1.PRINCIPAL ACTIVITIES AND ORGANIZATION (CONTINUED)

(c)Consolidated variable interest entity (continued)

Exclusive Technology and Service Co-operation Agreement

Pursuant to the Exclusive Technology and Service Co-operation Agreement, the VIE has agreed to engage the WFOE as the exclusive provider of management consultancy, technical and other services as agreed. The VIE shall pay service fee to the WFOE, which shall be equivalent to total consolidated profit of the VIE and its subsidiaries, after offsetting the prior-year accumulated loss (if any), operating cost and expenses, taxes and other statutory contributions. Notwithstanding the foregoing, the WFOE shall have the right to adjust the level of the service fee by taking into account such factors as (a) the complexity and difficulty of the services, (b) the time taken for the services, (c) the scope and commercial value of the management consultancy, technical and other services, (d) the scope and commercial value of intellectual property licensing and leasing services, and (e) the market reference price for services of similar kinds. The VIE shall pay the service fee within 30 days after the delivering of payment instructions by the WFOE.

The Exclusive Technology and Service Co-operation Agreement shall remain effective until, among others, the date on which the WFOE or its designated party is formally registered as the shareholder of the VIE, in the case where the WFOE is permitted by the PRC laws to directly hold the VIE’s equity interests and the WFOE and its subsidiaries and branches are allowed to engage in the business being currently operated by the VIE.

Exclusive Purchase Option Agreement

Pursuant to the Exclusive Purchase Option Agreement, the Registered Shareholders of the VIE have granted the WFOE or its offshore parent company or its directly or indirectly owned subsidiaries, an exclusive and irrevocable right to purchase all or any part of the respective equity interests in the VIE from the Registered Shareholders. Among others, the VIE and the Registered Shareholders irrevocably covenanted that unless with prior written consent by the WFOE, the VIE shall not sell, transfer, pledge, or otherwise dispose all or any part of its assets (other than the assets necessary for its ordinary course of business) , and the Registered Shareholders shall not sell, transfer, pledge, or otherwise dispose all or any part of their equity interests in the VIE, other than the pledge of the VIE’s equity interests pursuant to these contractual arrangements. The purchase price payable by the WFOE or its designee in respect of the transfer of the entire equity interests and/or total assets of the VIE shall be the nominal price, or the minimum price required by relevant PRC authorities or PRC laws. However, in any event, subject to the provisions and requirements of PRC laws, the price paid by the WFOE and/or its designee to the VIE and/or Registered Shareholders at any such price shall be returned by the VIE and/or Registered Shareholders at the time and in the form requested by the WFOE.

The Exclusive Purchase Option Agreement shall remain effective for ten years with the WFOE having the option to renew it until all the equity interests in and/or all assets of the VIE have been transferred to the WFOE and/or its designee (registration has been completed for the change of members), and the WFOE and its subsidiaries and branches can legally engage in the business of the VIE.

Equity Pledge Agreement

Pursuant to the Equity Pledge Agreement, the Registered Shareholders of the VIE have pledged all of equity interests in the VIE to the WFOE to guarantee performance of their obligations under the contractual arrangements and all liabilities, monetary debts or other payment obligations arising out of or in relation with the contractual arrangements. In the event of a breach by the VIE or any of its Registered Shareholders of contractual obligations under the Equity Pledge Agreement, the WFOE will have the right to (1) demand all the outstanding payments according to the Exclusive Technology and Service Co-operation Agreement, and/or (2) exercise its right of pledge according to the Equity Pledge Agreement, or otherwise dispose of the pledged equity interests in accordance with applicable laws, unless the event of default has been resolved in the satisfactory of the WFOE in time.

The Equity Pledge Agreement shall remain valid until, among others, the VIE and the Registered Shareholders have recorded the release of such pledged equity interests in the register of members of the VIE and completed relevant deregistration procedure.

KANZHUN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

1.	PRINCIPAL ACTIVITIES AND ORGANIZATION (CONTINUED)

Spousal Consent Letter

Pursuant to the Spousal Consent Letter, the spouses of the Registered Shareholders unconditionally and irrevocably consented to the execution of the relevant contractual agreements and to the disposal in accordance therewith of the equity interests in the VIE held by the Registered Shareholders (as the case may be). Additionally, each of the spouses agreed not to make any claim with respect to the equity interests in the VIE held by such Registered Shareholder, and to be bound by the relevant contractual agreements if for any reason the spouses acquire any equity interest in VIE held by each Registered Shareholder.

Power of Attorney

Pursuant to the Power of Attorney, each of the Registered Shareholders appointed the WFOE and/or its designee as their sole and exclusive agent to act on their behalf on all matters concerning the VIE and to exercise all of their rights as shareholders of the VIE, including but not limited to (1) to propose, convene and attend shareholders meetings and sign minutes and resolutions, (2) to exercise all shareholder rights that they are entitled to under PRC law and the relevant articles of association, including but not limited to, the right to vote and the right to sell, transfer, pledge or disposal of all or part of their shareholding; and (3) to elect, designate and appoint the legal representative, chairman, directors, supervisors, general manager and other senior executives of the VIE.

(d)Risks in relations to the VIE structure

The Group believes that the above contractual arrangements between or among the WFOE, VIE and the Registered Shareholders are following PRC laws and regulations as applicable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce these contractual arrangements. The PRC Foreign Investment Law effect from January 1, 2020 doesn’t explicitly classify contractual arrangements as a form of foreign investments. There are substantial uncertainties with respect to its implementation and interpretation and the possibility that the VIE will be deemed as a foreign-invested enterprise and subject to relevant restrictions in the future shall not be excluded. If the contractual arrangements establishing the Company’s VIE structure are found to be in violation of any existing or future PRC law and regulations, the relevant PRC government authorities will have broad discretion in dealing with such violation, including without limitation, levying fines, confiscating the Group’s income or the income from the VIE, revoking the Group’s business licenses or operating licenses, requiring the Group to restructure its ownership structure or operations or to discontinue any portion or all of the Group’s prohibited businesses. The imposition of these penalties may result in a severe adverse impact on the Company’s ability to direct the activities of the VIE or receive economic benefits from the VIE, which may result in the deconsolidation of the VIE.

KANZHUN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

1.PRINCIPAL ACTIVITIES AND ORGANIZATION (CONTINUED)

(d)Risks in relations to the VIE structure (continued)

The following table set forth the financial information of the VIE and VIE’s subsidiaries included in the Group’s consolidated financial statements after the elimination of intercompany balances and transactions among the VIE and its subsidiaries within the Group:

	As of December 31,
	2021	2022
	RMB	RMB
ASSETS
Current assets
Cash and cash equivalents	864,851	1,020,243
Short-term investments	864,557	1,244,243
Accounts receivable, net	1,002	2,253
Amounts due from Group companies	86,989	136,757
Amounts due from related parties	6,615	5,714
Prepayments and other current assets	487,598	528,908
Total current assets	2,311,612	2,938,118
Non-current assets
Property, equipment and software, net	368,381	688,578
Intangible assets, net	458	368
Right-of-use assets, net	301,288	281,913
Other non-current assets	4,000	4,000
Total non-current assets	674,127	974,859
Total assets	2,985,739	3,912,977
LIABILITIES
Current liabilities
Accounts payable	52,938	185,211
Deferred revenue	1,958,570	2,058,569
Other payables and accrued liabilities	626,151	576,189
Amounts due to Group companies	27,223	14,876
Operating lease liabilities, current	124,464	146,359
Total current liabilities	2,789,346	2,981,204
Non-current liabilities
Operating lease liabilities, non-current	178,844	141,096
Deferred tax liabilities	—	9,427
Total non-current liabilities	178,844	150,523
Total liabilities	2,968,190	3,131,727

KANZHUN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

1.PRINCIPAL ACTIVITIES AND ORGANIZATION (CONTINUED)

(d)Risks in relations to the VIE structure (continued)

	For the year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Total revenues	1,944,359	4,259,128	4,498,131
Cost of revenues	(232,261)	(554,575)	(750,932)
Net ( loss )/income	(303,061)	551,133	117,298

	For the year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Net cash generated from operating activities	494,187	1,717,104	893,078
Net cash used in investing activities	(632,568)	(591,213)	(702,542)
Net cash generated from/(used in) financing activities	260,484	(444,239)	(35,144)
Net increase in cash and cash equivalents	122,103	681,652	155,392
Cash and cash equivalents at beginning of the year	61,096	183,199	864,851
Cash and cash equivalents at end of the year	183,199	864,851	1,020,243

Under the contractual arrangements with the VIE, the Company has the power to direct activities of the VIE through the WFOE that most significantly impact the VIE such as having assets transferred out of the VIE at its discretion. Therefore, the Company considers that there is no asset of the VIE that can be used to settle obligations of the VIE except for registered capital and any PRC statutory reserves of the VIE, which amounted to RMB9,002 and RMB9,002 as of December 31, 2021 and 2022, respectively. Since the VIE was incorporated as a limited liability company under the PRC Company Law, the creditors do not have recourse to the general credit of the WFOE for all the liabilities of the VIE.

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with U.S. GAAP.

Significant accounting policies followed by the Group in the preparation of its accompanying consolidated financial statements are summarized below.

(b)Basis of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, the consolidated VIE and VIE’s subsidiaries for which the Company is the ultimate primary beneficiary.

A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting power; or has the power to appoint or remove the majority of the members of the board of directors, to cast a majority of votes at the meeting of the board of directors or to govern the financial and operating policies under a statute or agreement among the shareholders or equity holders.

KANZHUN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(b)Basis of consolidation (continued)

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

All transactions and balances between the Company, its subsidiaries, the consolidated VIE and VIE’s subsidiaries have been eliminated upon consolidation.

(c)Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the balance sheet dates and revenues and expenses during the reporting periods. Accounting estimates reflected in the Group’s consolidated financial statements include, but are not limited to, useful lives of property, equipment and software and intangible assets, impairment assessments of long-lived assets and goodwill, fair value of assets acquired and liabilities assumed in a business combination, valuation allowance for deferred tax assets, the provision for credit losses of financial assets and valuation of share-based compensation. Management bases the estimates on historical experience, known trends and various other assumptions that are believed to be reasonable under current circumstances. Actual results could differ from those estimates.

(d)Functional currency and foreign currency translation

The Group’s reporting currency is Renminbi (“RMB”). The functional currency of the Company and subsidiaries incorporated in Hong Kong and the United States of America, is the United States dollars (“US$”). The functional currency of the Group’s PRC subsidiaries, consolidated VIE and VIE’s subsidiaries is RMB. The determination of the respective functional currency is based on the criteria of ASC 830, Foreign Currency Matters.

Transactions denominated in currencies other than the functional currency are translated into the functional currency of the entity at the exchange rates quoted by authoritative banks prevailing on the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the applicable exchange rates at the balance sheet dates. Exchange gain or loss resulting from those foreign currency transactions denominated in foreign currencies is recorded in foreign exchange gain/(loss) the consolidated financial statements.

The financial statements of the Company and subsidiaries located outside of the PRC are translated from their functional currency into RMB. Their assets and liabilities are translated into RMB using the applicable exchange rates at the balance sheet date. Equity accounts other than earnings generated in current period are translated into RMB at the appropriate historical rates. Revenues, expenses, gain and loss are translated into RMB using the periodic average exchange rates. The resulting foreign currency translation adjustments are recorded in other comprehensive income/(loss) in the consolidated financial statements.

(e)Convenience translation

Translations of the consolidated balance sheets, the consolidated statements of comprehensive income/(loss) and the consolidated statements of cash flows from RMB into US$ as of and for the year ended December 31, 2022 are solely for the convenience of the readers, and were calculated at the rate of RMB6.8972 per US$1.00 on December 30, 2022 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate or at any other rate.

KANZHUN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(f)Fair value measurement

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

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:

●	Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
●	Level 2 – Include other inputs that are directly or indirectly observable in the marketplace.
●	Level 3 – Unobservable inputs which are supported by little or no market activity.

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

Financial assets and liabilities of the Group mainly consist of cash and cash equivalents, short-term investments, accounts receivable, amounts due from related parties, prepayments and other current assets, accounts payable and other current liabilities. Except for short-term investments, the carrying values of other financial assets and liabilities approximate their fair values due to the short-term maturity of these instruments. The Group reports short-term investments at fair value based on Level 2 measurement.

(g)Business combination

Business combinations are recorded using the purchase method of accounting in accordance with ASC 805, Business Combinations. The consideration transferred in an acquisition is measured as the aggregate of the fair value of the assets transferred, liabilities incurred and equity instruments issued as of the acquisition date. Transaction cost directly attributable to the acquisition is expensed as incurred. Identifiable assets and liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of total of consideration paid, fair value of any non-controlling interests and the acquisition-date fair value of any previously held equity interest in the subsidiary acquired over the fair value of the identifiable net assets of the subsidiary acquired is recorded as goodwill. If the consideration of the acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated statements of comprehensive income/(loss).

(h)Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits and highly liquid investments that are readily convertible to known amounts of cash, which have original maturities of three months or less.

KANZHUN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(i)Short-term investments

Short-term investments mainly include wealth management products issued by financial institutions, which are principal-not-guaranteed or with original maturities longer than three months but less than one year. These investments are stated at fair value and changes in the fair value are reflected in investment income in the consolidated statements of comprehensive income/(loss). Additionally, short-term investments are comprised of deposits with original maturities longer than three months but less than one year.

(j)Accounts receivable, net

Accounts receivable are presented net of allowance for credit losses. The Group adopts ASC 326 from 2022 and provides an allowance against accounts receivable based on the expected credit loss approach as described in Note 2(aa). No material allowance was recognized for the years ended December 31, 2020, 2021 and 2022.

(k)Property, equipment and software

Property, equipment and software are stated at cost less accumulated depreciation and impairment, if any. Property, equipment and software are depreciated over the estimated useful lives on a straight-line basis. The estimated useful lives are as follows:

Category	Estimated useful lives
Electronic equipment	3-5 years
Leasehold improvement	Shorter of lease term or estimated useful life of the assets
Furniture and fixtures	5 years
Motor vehicles	3-5 years
Software	5 years

The majority of electronic equipment are servers. The Group recognized the gain or loss on the disposal of property, equipment and software in other operating income/(expenses) in the consolidated statements of comprehensive income/(loss).

KANZHUN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(l)Intangible Assets

Intangible assets purchased are initially recognized at cost, and intangible assets acquired in a business combination are initially recorded at fair value as of the acquisition date. Intangible assets with finite useful lives are amortized on a straight-line basis over the estimated useful lives, which are determined based on the period of contractual rights or estimated period during which such assets can bring economic benefits to the Group. The estimated useful lives are as follows:

Category	Estimated useful lives
Domains	10 years
Non-compete agreements	6 years
Trademarks	3 years
Database	3 years

(m)Impairment of long-lived assets other than goodwill

Long-lived assets, such as fixed assets and intangible assets with finite lives, are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be fully recoverable. The Group evaluates the impairment for the long-lived assets by comparing the carrying value of the assets to the undiscounted future cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected undiscounted future cash flows is less than the carrying value of the asset, the Group recognizes an impairment loss based on the excess of the carrying value of the asset over the fair value of the asset. No impairment of long-lived assets was recognized for the years ended December 31, 2020, 2021 and 2022.

(n)Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired or assumed in a business combination. Goodwill is tested for impairment at least annually and more frequently when an event occurs or circumstances change that could indicate that the asset might be impaired. In accordance with ASU 2017-04, Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment, the Group first assesses qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is mandatory; otherwise, no further testing is required. The quantitative impairment test consists of a comparison of the fair value of the reporting unit with its carrying amount, including goodwill. If the carrying amount of the reporting unit exceeds its fair value, an impairment loss equal to the difference between the carrying amount of the reporting unit and its fair value will be recorded. For the year ended December 31, 2022, no impairment indicator was noted and no impairment of goodwill was recorded.

KANZHUN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(o)Revenue recognition

The Group accounted for revenue under ASC 606, Revenue from Contracts with Customers. The Group applies the five steps defined under ASC 606: (i) identify the contract(s) with a customer; (ii) identify performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract and (v) recognize revenue when (or as) a performance obligation is satisfied.

According to ASC 606, revenue is recognized net of value-added tax (“VAT”) when or as the control of services is transferred to a customer. Depending on the terms of the contract, control of services may be transferred over time or at a point in time. Control of services is transferred over time if one of the following criteria is met: (i) customers simultaneously receive and consume the benefits provided by the Group’s performance; (ii) the Group’s performance creates or enhances an asset that customers control; or (iii) the Group’s performance does not create an asset with an alternative use to the Group and the Group has an enforceable right to payments for performance completed to date. If control of services is transferred over time, revenue is recognized over the period of the contract by reference to the progress towards complete satisfaction of that performance obligation. Otherwise, revenue is recognized at a point in time when customers obtain control of the services.

Online recruitment services to enterprise customers

The Group provides online recruitment services with different kinds of features to enterprise customers, including direct recruitment services such as job postings, and value-added tools such as bulk invite sending, which could be purchased as a part of a package or on a standalone basis.

Based on the pattern by which the Group provides services and how enterprise customers benefit from services, these services can be divided into two categories in terms of revenue recognition: (i) services over a particular subscription period, which provide enterprise customers certain rights during a particular subscription period; for example, paid job postings allow enterprise customers to present certain job positions, receive job seeker recommendations, browse the mini-resume of and chat with a certain number of job seekers in its platform during the subscription period; and (ii) services with definite and limited number of usages within an expiration period, such as bulk invite sending and advanced filter. Accordingly, the Group recognizes its revenues from online recruitment services either over time or at a point in time as following:

●	For services over a particular subscription period, the Group has a stand-ready obligation to deliver the corresponding services on a when-and-if-available basis during the subscription period, and enterprise customers simultaneously and continuously receive and consume the benefits as the Group provides the services throughout the subscription period. Therefore, a time-based measure of progress best reflects the satisfaction of the performance obligations and the Group recognizes the related revenues on a straight-line basis over the subscription period.
●	For services with definite and limited number of usages within an expiration period, upon the delivery of the individual services, the Group satisfies its performance obligations and enterprise customers benefit from its performance obligations. Therefore, revenues are recognized at a point in time. If these services are unused within the expiration period, the Group recognizes the relevant revenues when they expire.

KANZHUN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(o)Revenue recognition (continued)

Other services

Other services mainly represent paid value-added tools offered to job seekers such as increased exposure of resume and candidate competitive analysis.

Arrangements with multiple performance obligations

Multiple performance obligations exist when enterprise customers purchase subscription packages, which include an array of services. For those services included in subscription packages, the selling prices are consistently made references to the standalone selling prices when sold separately. The Group allocates the transaction price to each performance obligation based on the relative standalone selling price, considering bulk-sale price discounts offered to certain enterprise customers where applicable.

Deferred revenue

The Group records deferred revenue when the Group receives customers’ payments in advance of transferring control of services to customers. Substantially all deferred revenue recorded are expected to be recognized as revenues in the next twelve months.

Remaining performance obligations

Remaining performance obligations represent the amount of contracted future revenues not yet recognized as the amount relate to undelivered performance obligations. Substantially all of the Group’s contracts with customers are within one year in duration. As such, the Group has elected to apply the practical expedient which allows an entity to exclude disclosures about its remaining performance obligations if the performance obligation is part of a contract that has an original expected duration of one year or less.

(p)Cost of revenues

Cost of revenues primarily consist of third-party payment processing cost, payroll and other employee-related expenses, server and bandwidth service cost, server depreciation and other expenses, which are directly attributable to the performance of the Group’s online recruitment services.

(q)Sales and marketing expenses

Sales and marketing expenses primarily consist of advertising expenses, payroll and other employee-related expenses for the Group’s sales and marketing staff, as well as other expenses such as office rental and property management fees for sales functions. Advertising expenses primarily include online traffic acquisition and brand marketing cost. For the years ended December 31, 2020, 2021 and 2022, advertising expenses totaled RMB812,415, RMB997,650 and RMB793,211, respectively.

(r)Research and development expenses

Research and development expenses primarily consist of payroll and other employee-related expenses for the Group’s research and development staff and other expenses such as office rental and property management fees for research and development functions. All research and development costs are expensed as incurred.

(s)General and administrative expenses

General and administrative expenses primarily consist of payroll and other employee-related expenses for the Group’s managerial and administrative staff and other expenses such as office rental and property management fees.

KANZHUN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(t)Employee benefits

Full-time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the PRC subsidiaries, consolidated VIE and VIE’s subsidiaries of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the contributions made. Total amounts of such employee benefit expenses contributed by the Group, including accrued and unpaid amounts, were RMB135,478, RMB256,533 and RMB395,193 for the years ended December 31, 2020, 2021 and 2022, respectively.

(u)Share-based compensation

The Group grants share options and restricted share units (“RSUs”) to its management, eligible employees and non-employees. Such compensation is accounted for in accordance with ASC 718, Compensation-Stock Compensation. The Group adopted ASU 2018-07, Improvements to Non-employee Share-Based Payment Accounting, for the years presented. Under ASU 2018-07, the accounting for non-employees’ share-based awards are similar to the model for employee awards. And forfeitures are accounted for when they occur.

Share-based awards with service conditions only are measured at the grant-date fair value of the awards and recognized as expenses using the straight-line method over the requisite service period. Share-based awards that are subject to both service conditions and the occurrence of an IPO or change of control as a performance condition, are measured at the grant-date fair value, and cumulative share-based compensation expenses for the awards that have satisfied the service condition were recorded upon the completion of the Company’s US IPO in June 2021.

The fair value of share options is estimated using the binomial option-pricing model. The determination of the fair value is affected by the fair value of the ordinary shares as well as assumptions regarding a number of complex and subjective variables, including the expected share price volatility, actual and projected employee and non-employee share option exercise behavior, risk-free interest rates and expected dividend yield. Binomial option-pricing model incorporates the assumptions about grantees’ future exercise patterns. The fair value of these awards was determined by management with the assistance from an independent valuation firm using management’s estimates and assumptions. The fair value of the RSUs, which were granted subsequent to the completion of the Company’s US IPO, is estimated based on the fair value of the underlying ordinary shares of the Company on the grant date.

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

KANZHUN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(v)Operating leases

The Group accounts for operating leases in accordance with ASC 842, Leases. Based on the present value of lease payments over the lease term, right-of-use assets and operating lease liabilities are recognized for operating leases at lease commencement dates. As most of the Group’s leases don’t provide an implicit rate, the Group uses the incremental borrowing rate based on the information available at lease commencement dates in determining the present value of lease payments. Renewal options are included in the lease term if the Group is reasonably certain to exercise those options while options to terminate the lease are only included in the lease term if the Group is reasonably certain not to exercise those options. Lease expenses are recognized on a straight-line basis over the lease terms. And the Group has elected the practical expedient to account for lease and non-lease components as a single lease component.

For operating lease with a term of one year or less, the Group has elected to not recognize any right-of-use asset or lease liability on its consolidated balance sheets. Instead, it recognizes the lease payments as operating cost and expenses in the consolidated statements of comprehensive income/(loss) on a straight-line basis over the lease term. Short-term lease expenses are immaterial to the consolidated statements of comprehensive income/(loss).

(w)Income tax

Current income taxes are recorded in accordance with the regulations of the relevant tax jurisdiction. The Group accounts for deferred income taxes under the liability method in accordance with ASC 740, Income Tax. Under this method, deferred tax assets and liabilities are recognized for the tax consequences attributable to differences between carrying amounts of existing assets and liabilities in the financial statements and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statements of comprehensive income/(loss) in the period of change. Valuation allowances are established when necessary to reduce the amount of deferred tax assets if it is considered more likely than not that amount of deferred tax assets will not be realized.

The Group recognizes the benefit of a tax position if the tax position is more-likely-than-not to prevail based on the facts and technical merits of the position. Tax positions that meet the more-likely-than-not recognition threshold is then measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. The Group estimates its liability for unrecognized tax benefits which are periodically assessed and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statute of limitations. The ultimate outcome for a particular tax position may not be determined with certainty prior to the conclusion of a tax audit and, in some cases, appeal or litigation process. The actual benefits ultimately realized may differ from the Group’s estimates and any adjustments are recorded in the Group’s consolidated financial statements in the period in which the audit is concluded. Additionally, changes in facts, circumstances and new information may require the Group to adjust the recognition and measurement estimates with regard to individual tax positions and such changes are recognized in the period in which the changes occur. As of December 31, 2022, the Group did not have any significant unrecognized uncertain tax positions.

(x)Comprehensive income/(loss)

Comprehensive income/(loss) is defined as the change in equity of a company during a period from transactions and other events and circumstances excluding those resulting from investments by shareholders and distributions to shareholders. The Group recognizes foreign currency translation adjustments as other comprehensive income/(loss) in the consolidated financial statements. As such adjustments do not incur income tax obligations, there are no tax adjustments to arrive at other comprehensive income/(loss) on a net-of-tax basis.

KANZHUN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(y)Segment reporting

In accordance with ASC 280, Segment Reporting, the Group’s chief operating decision maker has been identified as the Chief Executive Officer (the “CEO”), who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group as a whole. Therefore, the Group has only one reportable segment. As the Group’s long-lived assets are substantially located in the PRC and substantially all of the Group’s revenues are derived from entities within the PRC, no geographical segments are presented.

(z)Net income/(loss) per share

Basic net income/(loss) per share is computed by dividing net income/(loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. Diluted net income/(loss) per share is calculated by dividing net income/(loss) attributable to ordinary shareholders by the weighted average number of ordinary shares and, if dilutive, potential ordinary shares outstanding during the period. Potential ordinary shares consist of shares issuable upon the conversion of the preferred shares using the if-converted method, for periods prior to the completion of the Company’ US IPO in June 2021, unvested RSUs and shares issuable upon the exercise of share options using the treasury stock method.

The two-class method is used for computing net income per share in the event the Group has net income available for distribution. Under the two-class method, net income is allocated between ordinary shares and other participating securities based on their participating rights, if applicable. Prior to the completion of the Company’ US IPO in June 2021, the computation of basic net loss per share using the two-class method was not applicable as the Group was in a net loss position and the participating securities did not have contractual obligations to share in the loss of the Group.

(aa)Recent accounting pronouncements

Recently adopted accounting pronouncements

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”), which requires the measurement and recognition of expected credit losses for certain financial assets and is codified in ASC 326, Credit Losses. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. The Group’s financial assets that are assessed to be within the scope of ASC 326 primarily include accounts receivable and other current assets. The Group has identified the relevant risk characteristics of these items, including size, type of services provided, historical credit loss experience and industry-specific factors, etc. The Group adopted this ASU in 2022, using a modified retrospective method, which resulted in a cumulative-effect adjustment of RMB606 to increase the opening balance of accumulated deficit on January 1, 2022. The adoption of this ASU has no material impact on the Group’s consolidated financial statements.

Recent accounting pronouncements not yet adopted

In October 2021, the FASB issued ASU 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers, which provides guidance on the acquirer’s accounting for acquired revenue contracts with customers in a business combination. The amendments require an acquirer to recognize and measure contract assets and contract liabilities acquired in a business combination at the acquisition date in accordance with ASC 606 as if it had originated the contracts. This guidance also provides certain practical expedients for acquirers when recognizing and measuring acquired contract assets and contract liabilities from revenue contracts in a business combination. The new guidance is required to be applied prospectively to business combinations occurring on or after the date of adoption. This guidance is effective for the Group for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Early adoption is permitted. The Group does not expect that the adoption of this guidance will have a material impact on its consolidated financial statements.

KANZHUN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

3.CONCENTRATION AND RISKS

(a)Concentration of credit risk

Financial instruments that potentially expose the Group to the concentration of credit risk primarily consist of cash and cash equivalents and short-term investments. The maximum exposure of such assets to credit risk is their carrying amounts as of the balance sheet dates. The Group places its cash and cash equivalents and short-term investments with financial institutions which the Group believes are of high-credit rating and quality. In the event of bankruptcy of these financial institutions, the Group may not be able to claim its cash and cash equivalents and short-term investments back in full. The Group regularly monitors the rating and financial strength of these financial institutions to avoid potential defaults.

(b)Foreign currency exchange rate risk

Since June 2010, the RMB has fluctuated against the US$, at times significantly and unpredictably. The appreciation of the RMB against the US$ was approximately 6.5% and 2.3% in 2020 and 2021, respectively. The depreciation of the RMB against the US$ was approximately 9.2% in 2022. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the US$ in the future.

4.SHORT-TERM INVESTMENTS

	As of December 31,
	2021	2022
	RMB	RMB
Wealth management products	884,996	2,665,047
Deposits	—	793,042
Total	884,996	3,458,089

Investment income from short-term investments was RMB9,095, RMB24,744 and RMB65,150 for the years ended December 31, 2020, 2021 and 2022, respectively.

5.PREPAYMENTS AND OTHER CURRENT ASSETS

	As of December 31,
	2021	2022
	RMB	RMB
Prepaid advertising expenses and service fee	234,490	211,604
Receivables related to the exercise of share-based awards*	289,822	172,452
Deposits	63,814	68,390
Staff loans and advances	52,695	33,672
Receivables from third-party online payment platforms	63,866	30,317
Others	19,896	84,338
Total	724,583	600,773
*	It mainly represented receivables from a third-party share option brokerage platform for the exercise of share-based awards due to the timing of settlement.

KANZHUN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

6.PROPERTY, EQUIPMENT AND SOFTWARE, NET

	As of December 31,
	2021	2022
	RMB	RMB
Electronic equipment	429,683	849,020
Leasehold improvement	65,885	95,554
Furniture and fixtures	12,784	18,514
Motor vehicles	3,904	5,272
Software	3,126	4,055
Total cost	515,382	972,415
Less: accumulated depreciation	(146,256)	(281,379)
Total property, equipment and software, net	369,126	691,036

Depreciation expenses were RMB41,004, RMB80,009 and RMB139,470 for the years ended December 31, 2020, 2021 and 2022, respectively.

7.BUSINESS ACQUISITION

On October 11, 2022, the Group completed the acquisition of 100% equity interest of Beijing Qihui Ruituo Consulting Co., Ltd. (“Beijing Qihui”), which focuses on providing executive search services for mid-level to senior management and professional technical personnel to employers in the internet industry.

The consideration of this acquisition was RMB10.0 million in cash. Additionally, there was a contingent payment arrangement, which was mainly subject to continued employments of the founder of Beijing Qihui and certain key employees and certain performance conditions. The contingent payment arrangement was accounted for as post-combination compensation expenses during the requisite service periods when it is probable that the performance conditions will be met.

The acquisition was accounted for as a business acquisition using the purchase method of accounting. The consideration of the acquisition was allocated based on the fair value of the assets acquired and the liabilities assumed as of the acquisition date as follows:

Amount
RMB
Purchase consideration	10,000

Identifiable intangible assets acquired
—Non-compete agreements	8,400
—Trademarks	1,000
—Database	1,000
Goodwill	5,690
Deferred tax liabilities	(2,080)
Net liabilities assumed	(4,010)
Total	10,000

Goodwill was primarily attributable to the benefit of the synergies and future business growth expected to be achieved from the acquisition. Goodwill was expected to be non-deductible for income tax purposes.

Pro forma results of operations for this acquisition were not presented because the effect of this acquisition was not material to the Group’s consolidated financial statements for the year ended December 31, 2022.

KANZHUN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

8.ACCOUNTS PAYABLE

	As of December 31,
	2021	2022
	RMB	RMB
Payables for purchase of property, equipment and software	19,987	142,142
Payables for advertising expenses	30,646	32,277
Others	2,330	10,878
Total	52,963	185,297

9.OTHER PAYABLES AND ACCRUED LIABILITIES

	As of December 31,
	2021	2022
	RMB	RMB
Salary, welfare and bonus payable	373,286	366,454
Tax payable(1)	218,419	152,598
Advance from customers(2)	41,070	58,630
Others	12,363	55,800
Total	645,138	633,482
(1)	Tax payable mainly included value-added tax, enterprise income tax and individual income tax payable mainly related to the exercise of share-based awards.
(2)	It represents advance payments from customers stored in their own accounts in the Group’s platform, which are refundable and could be used to exchange for the Group’s services.

10.REVENUES

The Group defines enterprise customers who contributed revenues of RMB50 or more annually as key accounts, who contributed revenues between RMB5 and RMB50 annually as mid-sized accounts, and who contributed revenues of RMB5 or less annually as small-sized accounts. Revenues by source consist of the following:

	For the year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Online recruitment services to enterprise customers	1,927,178	4,219,026	4,461,282
—Key accounts	330,795	928,360	1,033,561
—Mid-sized accounts	696,325	1,513,506	1,774,855
—Small-sized accounts	900,058	1,777,160	1,652,866
Others	17,181	40,102	49,780
Total	1,944,359	4,259,128	4,511,062

For revenues from online recruitment services to enterprise customers, RMB1,527,671, RMB3,043,692 and RMB3,331,046 were recognized over time for the years ended December 31, 2020, 2021 and 2022, respectively; and RMB399,507, RMB1,175,334 and RMB1,130,236 were recognized at a point in time for the years ended December 31, 2020, 2021 and 2022, respectively.

KANZHUN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

11.OPERATING LEASE

The Group’s operating leases are primarily for offices. The components of lease expenses are as follows:

	For the year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Operating lease expenses	71,706	116,091	162,448
Short-term lease expenses	2,167	2,177	1,947
Total	73,873	118,268	164,395

Supplemental balance sheet information related to operating leases is as follows:

	As of December 31,
	2021	2022
	RMB	RMB
Right-of-use assets, net	309,085	289,628

Operating lease liabilities, current	127,531	151,438
Operating lease liabilities, non-current	183,365	143,591
Total operating lease liabilities	310,896	295,029

	As of December 31,
	2021	2022
	RMB	RMB
Weighted average remaining lease term (in years)	3.26	2.60
Weighted average discount rate	4.82%	4.81%

Supplemental cash flow information related to operating leases is as follows:

	For the year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Cash paid for amounts included in the measurement of operating lease liabilities	72,138	102,154	154,626
Right-of-use assets obtained in exchange for operating lease liabilities	112,871	274,358	139,968

Maturities of operating lease liabilities are as follows:

As of
December 31,
2022
RMB
2023	154,865
2024	82,310
2025	49,935
2026	25,451
2027	1,833
Thereafter	—
Total undiscounted lease payments	314,394
Less: imputed interest	(19,365)
Total operating lease liabilities	295,029

KANZHUN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

12.INCOME TAX

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

China

Under the PRC Enterprise Income Tax Law (the “EIT Law”), domestic enterprises and foreign investment enterprises are subject to a uniform enterprise income tax rate of 25%. In accordance with the implementation rules of the EIT Law, a qualified “High and New Technology Enterprise” (“HNTE”) is eligible for a preferential tax rate of 15%. The HNTE certificate is effective for a period of three years and could be re-applied when the prior certificate expires. Huapin is qualified as a HNTE and enjoys a preferential income tax rate of 15% for the years presented.

According to relevant laws and regulations promulgated by the State Taxation Administration of the PRC effective from 2018 onwards, enterprises engaging in research and development activities are entitled to claim 175% of their qualified research and development expenses incurred as tax deductible expenses when determining their assessable profits for the year, which is subject to the approval from the relevant tax authorities.

Pursuant to the announcement issued by the State Taxation Administration of the PRC and other government authorities in September 2022, enterprises engaging in research and development activities are entitled to claim 200% of qualified research and development expenses for the period from October 1, 2022 to December 31, 2022 as tax deductible expenses. Additionally, HNTEs are entitled to claim 200% of the purchase of equipment and appliances made during the period from October 1, 2022 to December 31, 2022 as tax deductible items when determining the assessable profit for the year ended December 31, 2022.

Components of (loss)/income before income tax are as follows:

	For the year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
(Loss)/Income from PRC entities	(311,483)	610,813	125,529
Loss from overseas entities	(630,412)	(1,622,360)	(8,533)
Total	(941,895)	(1,011,547)	116,996

Components of income tax expenses are as follows:

	For the year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Current income tax expenses	—	59,527	427
Deferred income tax expenses	—	—	9,324
Total	—	59,527	9,751

KANZHUN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

12.INCOME TAX (CONTINUED)

The following table sets forth a reconciliation between the PRC statutory income tax rate of 25% and the Group’s effective tax rate:

	For the year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
PRC statutory income tax rate	25.00%	25.00%	25.00%
Effect of tax-exempt entities and tax rates in different jurisdictions	(15.82)%	(37.89)%	(21.95)%
Effect of preferential tax rates	(3.36)%	5.15%	(10.43)%
Effect of permanent difference*	2.22%	1.24%	(11.00)%
Changes in valuation allowance	(7.89)%	(8.38)%	16.63%
Others	(0.15)%	9.00%	10.08%
Effective tax rate	—	(5.88)%	8.33%
*

The effect of permanent difference for the year ended December 31, 2022 was primarily related to additional tax deductions for qualified research and development expenses and newly purchased equipment, partially offset by non-deductible share-based compensation expenses.

The following table sets forth the significant components of deferred tax assets and liabilities:

	As of December 31,
	2021	2022
	RMB	RMB
Deferred tax assets
Deductible advertising expenses	262,801	272,810
Net operating loss carry-forwards	70,985	94,704
Others	1,062	58
Total deferred tax assets	334,848	367,572
Less: valuation allowance	(334,848)	(354,306)
Total deferred tax assets, net of valuation allowance	—	13,266
Deferred tax liabilities
Accelerated tax depreciation	—	(22,693)
Identifiable intangible assets arising from business acquisition	—	(1,977)
Total deferred tax liabilities	—	(24,670)
Deferred tax liabilities, net of deferred tax assets	—	(11,404)

As of December 31, 2022, the Group had accumulated tax losses of approximately RMB407.8 million, mainly derived from certain entities incorporated in the PRC and overseas. The tax losses in PRC can be carried forward for five years to offset future taxable profit, and the period is extended to 10 years for entities qualified as HNTEs. The tax losses in Hong Kong can be carried forward with no expiration date. Under the U.S. tax law, majority of the Group’s federal tax losses arose in tax years beginning after December 31, 2017 and can be carried forward indefinitely; and California state tax losses can be carried forward for up to 20 years.

Valuation allowance is provided against deferred tax assets based on a more-likely-than-not threshold. In making such determination, the Group evaluates a variety of factors including future reversals of existing taxable temporary differences and future profitability. Deferred tax assets that arose from deductible advertising expenses were provided for full valuation allowance, because there was no positive evidence to conclude that the benefit of such deferred tax assets would be more-likely-than-not to be realized based on the historical level of advertising expenditures. As of December 31, 2022, deferred tax assets of RMB13,266 that mainly arose from net operating loss carry-forwards of the VIE were expected to be utilized prior to expiration, while the remaining deferred tax assets mainly arising from net operating loss carry-forwards of other consolidated entities were provided for full valuation allowance because they were expected to continue to be loss-making in the foreseeable future.

KANZHUN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

12.INCOME TAX (CONTINUED)

Movements of valuation allowance are as follows:

	For the year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Balance at beginning of the year	175,757	250,032	334,848
Change of valuation allowance	74,275	84,816	19,458
Balance at end of the year	250,032	334,848	354,306

13.ORDINARY SHARES

On February 10, 2020, all of the issued and outstanding 100,080,000 ordinary shares of the Company were re-designated as Class B ordinary shares, which were held by TECHWOLF LIMITED. TECHWOLF LIMITED was controlled by Mr. Peng Zhao, Founder, Chairman and CEO of the Group, and therefore Mr. Peng Zhao was deemed to beneficially own all of the Company’s issued Class B ordinary shares.

On August 21, 2020, the Company issued a total of 4,122,853 Class A ordinary shares to Coatue PE Asia 26 LLC with a total consideration of US$11,431. Meanwhile, TECHWOLF LIMITED sold a total of 3,752,934 Class B ordinary shares to Image Frame Investment (HK) Limited, and immediately after the completion of the transfer, the Company re-designated these shares into Class A ordinary shares.

On September 19, 2020, the Company issued 3,657,853 Class A ordinary shares to TWL Fellows Holding Limited for nominal consideration. TWL Fellows Holding Limited, a consolidated VIE of the Company incorporated on January 14, 2020 in the British Virgin Islands, was established as an employee shareholding vehicle (a “Trust”) for the purpose of implementing the Company’s share award plan. Therefore, the Company’s ordinary shares issued to TWL Fellows Holding Limited were presented as treasury shares in the consolidated financial statements. Other than holding the Company’s ordinary shares, the Trust does not have any assets.

On November 27, 2020, the Company issued and granted 24,780,971 Class B ordinary shares to TECHWOLF LIMITED (Note 15).

On March 12, 2021, TECHWOLF LIMITED transferred a total of 1,965,361 and 1,876,467 Class B ordinary shares to two new external investors, respectively, and those shares were automatically converted into Class A ordinary shares upon the closing of share transfer between the shareholders.

In March 2021, the Company repurchased a total of 1,181,339 Class B ordinary shares from TECHWOLF LIMITED at a price of US$5.33 per share. Immediately after the repurchase, those Class B ordinary shares were cancelled. The difference between the purchase price and the fair value of Class B ordinary shares was recorded as additional paid-in capital in the consolidated financial statements.

In June 2021, the Company completed its US IPO and 110,400,000 Class A ordinary shares were issued with total net proceeds of RMB6,406,872. Upon the completion of the US IPO, all of the preferred shares were automatically converted to 551,352,134 Class A ordinary shares.

In June 2021, the Company issued and granted 24,745,531 Class B ordinary shares to TECHWOLF LIMITED (Note 15).

In March 2022, the Company’s board of directors authorized a share repurchase program under which the Company may repurchase up to US$150 million of its American depositary shares (“ADSs”) over the following 12 months. Under this share repurchase program, during the year ended December 31, 2022, the Company repurchased a total of 8,822,549 ADSs (representing a total of 17,645,098 Class A ordinary shares) for approximately US$131.2 million (RMB918.9 million) on the open market. The repurchased ordinary shares were accounted for using the cost method and recorded as treasury shares as a component of the shareholders’ equity.

KANZHUN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

13.ORDINARY SHARES (CONTINUED)

In December 2022, the Company successfully listed, by way of introduction, its Class A ordinary shares on the Main Board of The Stock Exchange of Hong Kong Limited (the “HK Listing”).

As of December 31, 2022, 749,323,103 Class A ordinary shares were issued, out of which 724,582,975 outstanding, and 140,830,401 Class B ordinary shares were issued and outstanding. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to ten votes on resolutions except for that with respect to certain reserved matters.

14.CONVERTIBLE REDEEMABLE PREFERRED SHARES

On May 20, 2014, the Company entered into a shares purchase agreement with certain investors, pursuant to which 60,000,000 Series A convertible redeemable preferred shares (the “Series A Preferred Shares”) were issued on May 20, 2014 for an aggregated consideration of US$3,000. The Company incurred issuance cost of US$20 in connection with this offering.

On December 16, 2014, the Company entered into a shares purchase agreement with certain investors, pursuant to which 26,666,667 Series B convertible redeemable preferred shares (the “Series B Preferred Shares”) were issued on December 16, 2014 for an aggregated consideration of US$4,000. The Company incurred issuance cost of US$41 in connection with the offering of Series B Preferred Shares. Besides, the Company also issued 13,333,333 Series B Preferred Shares to TECHWOLF LIMITED, controlled by Mr. Peng Zhao, the Company’s Founder, Chairman and CEO, with no consideration received. Then the Company repurchased all of the Series B Preferred Shares issued to TECHWOLF LIMITED at par value and sold them to one of previous Series B investor on April 8, 2015 at the original issue price of the Series B Preferred Shares.

On April 8, 2015, the Company entered into a shares purchase agreement with certain investors, pursuant to which 48,000,000 Series C convertible redeemable preferred shares (the “Series C Preferred Shares”) were issued on April 8, 2015 for an aggregated consideration of US$10,000. The Company incurred issuance cost of US$40 in connection with this offering.

On July 7, 2016, the Company entered into a shares purchase agreement with certain investors, pursuant to which 45,319,316 Series C-1 convertible redeemable preferred shares (the “Series C Preferred Shares”, “Series C-1 Preferred Shares” or “Series C Preferred Shares Tranche I”) were issued on July 7, 2016 for an aggregated consideration of US$12,508. The Company incurred issuance cost of US$86 in connection with this offering of Series C-1 Preferred Shares.

On August 15, 2016, the Company entered into a shares purchase agreement with certain investors, pursuant to which 42,251,744 Series C-2 convertible redeemable preferred shares (the “Series C Preferred Shares”, “Series C-2 Preferred Shares” or “Series C Preferred Shares Tranche II”) were issued on August 15, 2016 for an aggregated consideration of US$18,000. The Company incurred issuance cost of US$100 in connection with this offering.

On February 10, 2017, the Company entered into a shares purchase agreement with certain investors, pursuant to which 11,497,073 Series C-3 convertible redeemable preferred shares (the “Series C Preferred Shares”, “Series C-3 Preferred Shares” or “Series C Preferred Shares Tranche III”) were issued on February 10, 2017 for an aggregated consideration of US$6,001. The Company incurred issuance cost of US$32 in connection with this offering.

On November 2, 2017, the Company entered into a shares purchase agreement with certain investors, pursuant to which 60,856,049 Series D convertible redeemable preferred shares (the “Series D Preferred Shares”) were issued on November 2, 2017 for an aggregated consideration of US$43,394. The Company incurred issuance cost of US$1,132 in connection with this offering.

KANZHUN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

14.CONVERTIBLE REDEEMABLE PREFERRED SHARES (CONTINUED)

On December 18, 2018, the Company entered into a shares purchase agreement with certain investors, pursuant to which 83,474,263 Series E convertible redeemable preferred shares (the “Series E Preferred Shares”) were issued on December 18, 2018 for an aggregated consideration of US$130,000. The Company incurred issuance cost of US$3,376 in connection with this offering.

On March 8, 2019, the Company entered into a shares purchase agreement with certain investors, pursuant to which 32,373,031 Series E+ convertible redeemable preferred shares (the “Series E Preferred Shares”, “Series E-1 Preferred Shares” or “Series E Preferred Shares Tranche I”) were issued on March 8, 2019 for an aggregated consideration of US$55,000. The Company incurred issuance cost of US$1,982 in connection with this offering.

On July 4, 2019, the Company entered into a shares purchase agreement with certain investors, pursuant to which 28,226,073 Series E-2 convertible redeemable preferred shares (the “Series E Preferred Shares”, “Series E-2 Preferred Shares” or “Series E Preferred Shares Tranche II”) were issued on July 4, 2019 for an aggregated consideration of US$50,000. The Company incurred issuance cost of US$1,917 in connection with this offering.

On February 10, 2020, the Company entered into a shares purchase agreement with certain investors, pursuant to which 48,689,976 Series F convertible redeemable preferred shares (the “Series F Preferred Shares”) were issued on February 10, 2020 for an aggregated consideration of US$150,000. The Company incurred issuance cost of US$1 in connection with this offering.

On November 27, 2020, the Company entered into a shares purchase agreement with certain investors, pursuant to which 50,664,609 Series F+ convertible redeemable preferred shares (the “Series F Preferred Shares” or “Series F-plus Preferred Shares”) were issued on November 27, 2020 for an aggregated consideration of US$270,000. The Company incurred issuance cost of US$3,080 in connection with this offering.

The Series A, B, C, D, E and F Preferred Shares are collectively referred to as the Preferred Shares. The holders of Preferred Shares are collectively referred to as the Preferred Shareholders. The key terms of the Preferred Shares issued by the Company are as follows:

Conversion rights

Optional conversion

Each Series A, B, C, D, E and F Preferred Share shall be convertible, at the option of the holder thereof, at any time and without the payment of additional consideration by the holder thereof, into such number of Class A ordinary shares as determined by the quotient of the applicable issue price divided by the then effective applicable conversion price with respect to such particular series of Preferred Shares, which shall initially be the applicable issue price for the Series A, B, C, D, E and F Preferred Shares, as the case may be, resulting in an initial conversion ratio for the Preferred Shares of 1:1, and shall be subject to adjustment and readjustment from time to time, including but not limited to additional equity securities issuances, share dividends, distributions, subdivisions, redemptions, combinations, or reorganizations, mergers, consolidations, reclassifications, exchanges or substitutions.

Automatic conversion

Each Preferred Share is convertible, at the option of the holder, at any time after the date of issuance of such Preferred Shares according to a conversion ratio, subject to adjustments for dilution, including but not limited to stock splits, stock dividends and capitalization and certain other events. Each Preferred Share is convertible into a number of ordinary shares determined by dividing the applicable original issue price by the conversion price (initially being 1 to 1 conversion ratio). The conversion price of each Preferred Share is the same as its original issue price and no adjustments to conversion price have occurred so far.

KANZHUN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

14.CONVERTIBLE REDEEMABLE PREFERRED SHARES (CONTINUED)

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

Prior to the Series D Preferred Shares issuance on November 2, 2017, a “Qualified IPO” was defined as an initial public offering with gross proceeds no less than US$60 million and capitalization of the Company of no less than US$350 million prior to such initial public offering. Upon the issuance of Series D Preferred Shares, the gross proceeds and market capitalization criteria for a “Qualified IPO” were increased to US$90 million and US$900 million, respectively. Upon the issuance of Series E Preferred Shares, the gross proceeds and market capitalization criteria for a “Qualified IPO” were increased to US$100 million and US$2,000 million, respectively. Upon the issuance of Series F Preferred Shares, the gross proceeds and market capitalization criteria for a “Qualified IPO” were increased to US$100 million and US$3,300 million, respectively. Upon the issuance of Series F-plus Preferred Shares, the gross proceeds and market capitalization criteria for a “Qualified IPO” were increased to US$300 million and US$5,000 million, respectively.

Voting rights

Each holder of Series A, B, C, D, E and F Preferred Shares is entitled to cast the number of votes equal to the number of Class A ordinary shares such Preferred Shares would be entitled to convert into at the then effective conversion price. There was a modification to the voting rights of the shares controlled by Mr. Peng Zhao when the Series F and Series F-plus Preferred Shares were issued as follows:

●	the voting rights of ordinary shares controlled by Mr. Peng Zhao was modified to carry 10 votes in connection with the Series F Preferred Shares financing; and
●	the voting rights of shares controlled by Mr. Peng Zhao was modified to carry 15 votes in connection with the Series F-plus Preferred Shares financing.

Dividend rights

Each Preferred Share shall have the right to receive dividends, on an as-converted basis, when, as and if declared by the Board. No dividend shall be paid on the ordinary shares at any time unless and until all dividends on the Preferred Shares have been paid in full. No dividends on preferred and ordinary shares have been declared since the issuance date.

Liquidation preference

In the event of any liquidation (unless waived by the majority of Preferred Shareholders) including deemed liquidation, dissolution or winding up of the Company, Preferred Shareholders shall be entitled to receive a per share amount equal to 100% of the original preferred share issue price of the respective series of Preferred Shares, as adjusted for share dividends, share splits, combinations, recapitalizations or similar events, plus all accrued and declared but unpaid dividends thereon, in the sequence of Series F Preferred Shares, Series E Preferred Shares, Series D Preferred Shares, Series C Preferred Shares, Series B Preferred Shares, and Series A Preferred Shares. After such liquidation amounts have been paid in full, any remaining funds or assets of the Company legally available for distribution to shareholders shall be distributed on a pro rata, pari passu basis among the holders of the Preferred Shares, on an as-converted basis, together with the holders of the ordinary shares.

KANZHUN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

14.CONVERTIBLE REDEEMABLE PREFERRED SHARES (CONTINUED)

Redemption rights

At any time commencing on a date specified in the shareholders’ agreements (the “Redemption Start Date”), holders of majority (more than 50%) of the then outstanding Series A, B, C, D, E and F Preferred Shares may request a redemption of the Preferred Shares of such series. On receipt of a redemption request from the holders, the Company shall redeem all or part, as requested, of the outstanding Preferred Shares of such series.

The Redemption Start Date of Preferred Shares have been amended for a number of times historically. If any holder of any series of Preferred Shares exercises its redemption right, any holder of other series of Preferred Shares shall have the right to exercise the redemption of its series at the same time.

The redemption prices have been modified historically. Prior to the issuance of Series F Preferred Shares, the price at which each Preferred Share shall be redeemed shall equal to the original Preferred Shares issue price for such series plus 10% compound interest per annum (calculated from the issuance date of the respective series of Preferred Shares), and declared but unpaid dividends. Upon the issuance of Series F Preferred Shares, the price at which each Preferred Share shall be redeemed shall equal to the original Preferred Shares issue price for such series plus 8% simple interest per annum (calculated from the issuance dates of the respective series of Preferred Shares), and declared but unpaid dividends.

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

Conversion upon US IPO

In June 2021, upon the completion of the US IPO, all of the Preferred Shares were automatically converted to 551,352,134 Class A ordinary shares on a one-for-one basis.

Accounting for preferred shares

The Company classified the Preferred Shares in the mezzanine equity section of the consolidated balance sheets because they were redeemable at the holders’ option any time after a certain date and were contingently redeemable upon the occurrence of certain liquidation event outside of the Company’s control. The Preferred Shares are recorded initially at fair value, net of issuance cost.

The Company records accretion on the Preferred Shares, where applicable, to the redemption value from the issuance dates to the earliest redemption dates. The accretion, calculated using the effective interest method, is recorded against retained earnings, or in the absence of retained earnings, by charging against additional paid-in capital. Once additional paid-in capital has been exhausted, additional charges are recorded by increasing the accumulated deficit. The accretion of Preferred Shares was RMB283,981 (US$41,546) and RMB164,065 (US$25,284) for the years ended December 31, 2020 and 2021.

KANZHUN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

14.CONVERTIBLE REDEEMABLE PREFERRED SHARES (CONTINUED)

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

Modification of preferred shares

The Company assesses whether an amendment to the terms of its convertible redeemable preferred shares is an extinguishment or a modification based on a qualitative evaluation of the amendment. If the amendment adds, removes, significantly changes to a substantive contractual term or to the nature of the overall instrument, the amendment results in an extinguishment of the preferred shares. The Company also assesses if the change in terms results in value transfer between Preferred Shareholders or between Preferred Shareholders and ordinary shareholders.

When convertible redeemable preferred shares are extinguished, the difference between the fair value of the consideration transferred to the convertible redeemable Preferred Shareholders and the carrying amount of such preferred shares (net of issuance cost) is treated as a deemed dividend to the Preferred Shareholders. When convertible redeemable preferred shares are modified and such modification results in value transfer between Preferred Shareholders and ordinary shareholders, the change in fair value resulted from the amendment is treated as a deemed dividend to or from the Preferred Shareholders.

Preferred shares modification were mainly included below:

●	Starting from the issuance of Series C Preferred Shares, optional redemption date of each pre-existing Preferred Shares was modified and extended to the fifth anniversary of each newly issued series of Preferred Shares applicable closing date; and
●	On February 10, 2020, the Redemption Start Date of Series A, B, C, D and E Preferred Shares was extended from July 5, 2024 to February 10, 2025, which is to be in line with the optional redemption date of Series F Preferred Shares. In the meanwhile, redemption price interest rate was lowered from 10% compound interest per annum to 8% simple interest per annum commencing from Series F Preferred Shares original issuance date and ending on the date of redemption.

From both quantitative and qualitative perspectives, the Company assessed the impact of these modifications and concluded that they represented a modification rather than extinguishment of pre-existing preferred shares, and the impact of the modification was immaterial.

KANZHUN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

14.CONVERTIBLE REDEEMABLE PREFERRED SHARES (CONTINUED)

The Company’s convertible redeemable preferred shares activities for the years ended December 31, 2020 and 2021 are summarized below:

	Series A		Series B		Series C		Series D		Series E		Series F
	Preferred		Preferred		Preferred		Preferred		Preferred		Preferred
	Shares		Shares		Shares		Shares		Shares		Shares		Total
	Number		Number		Number		Number		Number		Number		Number
	of shares	Amount	of shares	Amount	of shares	Amount	of shares	Amount	of shares	Amount	of shares	Amount	of shares	Amount
		RMB		RMB		RMB		RMB		RMB		RMB		RMB
Balance as of January 1, 2020	60,000,000	33,434	40,000,000	62,785	147,068,133	443,367	60,856,049	352,586	144,073,367	1,711,329	—	—	451,997,549	2,603,501
Issuance of Series F Preferred Shares, net of issuance cost	—	—	—	—	—	—	—	—	—	—	99,354,585	2,803,114	99,354,585	2,803,114
Accretion on convertible redeemable preferred shares to redemption value	—	2,743	—	5,191	—	35,198	—	28,196	—	133,704	—	78,949	—	283,981
Balance as of December 31, 2020	60,000,000	36,177	40,000,000	67,976	147,068,133	478,565	60,856,049	380,782	144,073,367	1,845,033	99,354,585	2,882,063	551,352,134	5,690,596
Accretion on convertible redeemable preferred shares to redemption value	—	1,057	—	2,006	—	13,580	—	10,823	—	51,072	—	85,527	—	164,065
Conversion of Preferred Shares to ordinary shares	(60,000,000)	(37,234)	(40,000,000)	(69,982)	(147,068,133)	(492,145)	(60,856,049)	(391,605)	(144,073,367)	(1,896,105)	(99,354,585)	(2,967,590)	(551,352,134)	(5,854,661)
Balance as of December 31, 2021	—	—	—	—	—	—	—	—	—	—	—	—	—	—

KANZHUN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

15.SHARE-BASED COMPENSATION

In 2020, the Group adopted the 2020 Share Incentive Plan, which allows the Group to grant share-based awards to directors, employees and consultants. Share-based awards granted under the 2020 Share Incentive Plan contain service conditions, which are mainly subject to one of the following vesting schedules: (i) 25% of the share options shall become vested on each anniversary of the vesting commencement date for 4 years thereafter; (ii) 50% of the share options shall become vested on each anniversary of the vesting commencement date for 2 years thereafter; and (iii) immediately vested upon grant. In addition to service conditions, certain share-based awards granted are subject to performance condition related to the occurrence of an IPO or change of control. And the Company determined not to grant any further share-based awards pursuant to the 2020 Share Incentive Plan after the HK Listing in December 2022. As of December 31, 2022, share-based awards granted under the 2020 Share Incentive Plan to purchase 89,174,144 Class A ordinary shares were outstanding.

In December 2022, the Group adopted the Post-IPO Share Scheme, which allows the Group to grant share-based awards to directors, employees and officers. As of December 31, 2022, the maximum number of Class A ordinary shares that may be issued under the Post-IPO Share Scheme was 86,380,904, and no share-based awards have been granted pursuant to the Post-IPO Share Scheme.

(a)Share options

The following table sets forth the activities of share options for the years ended December 31, 2020, 2021 and 2022, respectively:

		Weighted	Weighted		Weighted
		average	average	Aggregate	average grant–
	Number of	exercise	remaining	intrinsic	date
	share options	price	contractual life	value	fair value
		US$	In Years	US$	US$
Outstanding as of January 1, 2020	86,221,721	0.76	7.22	65,994	0.27
Granted	26,509,592	2.42
Exercised	(5,597,960)	1.00
Outstanding as of December 31, 2020	107,133,353	1.16	6.84	226,639	0.64
Granted	32,710,153	4.14
Exercised	(54,385,484)	0.55
Forfeited	(2,982,054)	1.98
Outstanding as of December 31, 2021	82,475,968	2.71	8.05	1,214,916	2.82
Granted*	8,424	0.00
Exercised	(12,413,256)	1.59
Forfeited	(1,709,938)	3.39
Outstanding as of December 31, 2022	68,361,198	2.90	7.23	498,336	2.99
Vested and expected to vest as of December 31, 2022	68,361,198	2.90	7.23	498,336	2.99
Exercisable as of December 31, 2022	32,268,060	2.08	6.51	261,387	1.69
*	The exercise price and grant-date fair value of share options granted in 2022 was US$ 0.0001 and US$12.13, respectively.

KANZHUN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

15.SHARE-BASED COMPENSATION (CONTINUED)

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the estimated fair value of the underlying ordinary share at each reporting date.

As of December 31, 2022, there were US$115,900 of unrecognized compensation expenses related to share options, which are expected to be recognized over a weighted-average period of 2.24 years and may be adjusted for future forfeitures.

The Company uses the binomial option-pricing model to determine the fair value of the share options as of the grant dates. Key assumptions (or ranges thereof) are set as below:

	For the year ended December 31,
	2020	2021
Fair value of ordinary shares on the date of option grant (US$)	1.84-3.27	6.78-18.09
Risk-free interest rate(1)	0.82%-1.70%	1.6%-2.0%
Expected term (in years)	10	10
Expected dividend yield(2)	0%	0%
Expected volatility(3)	56.5%-59.0%	58.8%-59.8%
Expected early exercise multiple	2.2x-2.8x	2.2x-2.8x
(1)	The risk-free interest rate of periods within the contractual life of the share option is based on the market yield of U.S. Treasury Strips with a maturity life equal to the expected term of share options.
(2)	The Company has no history or expectation of paying dividends on its ordinary shares.
(3)	Expected volatility is estimated based on the average of historical volatilities of the comparable companies in the same industry as at the valuation dates.
(b)	RSUs

After the completion of the Company’s US IPO in June 2021, the Company started to grant RSUs to employees. The following table summarizes activities of the Company’s RSUs for the years ended December 31, 2021 and 2022:

		Weighted average
	Number of RSUs	grant-date fair value
		US$
Outstanding as of January 1, 2021	—	—
Granted	3,521,118
Outstanding as of December 31, 2021	3,521,118	19.05
Granted	19,686,470
Vested	(1,959,584)
Forfeited	(435,058)
Outstanding as of December 31, 2022	20,812,946	11.23

As of December 31, 2022, there were US$214,322 of unrecognized compensation expenses related to RSUs, which are expected to be recognized over a weighted-average period of 3.5 years and may be adjusted for future forfeitures.

KANZHUN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

15.SHARE-BASED COMPENSATION (CONTINUED)

(c)Share-based compensation expenses by function

The following table sets forth the amounts of share-based compensation expenses included in each of the relevant financial statement line items:

	For the year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Cost of revenues	1,920	31,467	39,587
Sales and marketing expenses	21,473	73,733	170,366
Research and development expenses	30,883	137,820	284,323
General and administrative expenses*	602,960	1,680,626	197,928
Total	657,236	1,923,646	692,204
*

In November 2020 and June 2021, the Company granted 24,780,971 and 24,745,531 Class B ordinary shares to TECHWOLF LIMITED, and recorded share-based compensation expenses of RMB533.1 million and RMB1,506.4 million, respectively, in general and administrative expenses upon the grant (Note 13).

16.NET (LOSS)/INCOME PER SHARE

The computation of basic and diluted net (loss)/income per share for the years ended December 31, 2020, 2021 and 2022 is as follows:

	For the year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Numerator
Net (loss)/income	(941,895)	(1,071,074)	107,245
Accretion on convertible redeemable preferred shares to redemption value	(283,981)	(164,065)	—
Net (loss)/income attributable to ordinary shareholders	(1,225,876)	(1,235,139)	107,245
Denominator
Weighted average number of ordinary shares used in computing net (loss)/income per share, basic	111,172,986	529,343,027	868,941,151
Dilutive effect of share-based awards	—	—	43,200,840
Weighted average number of ordinary shares used in computing net (loss)/income per share, diluted	111,172,986	529,343,027	912,141,991
Net (loss)/income per share attributable to ordinary shareholders
—Basic	(11.03)	(2.33)	0.12
—Diluted	(11.03)	(2.33)	0.12

As the Group incurred loss for the years ended December 31, 2020 and 2021, the ordinary shares equivalents, including preferred shares, shares options and RSUs granted, were anti-dilutive and excluded from the computation of diluted net loss per share. For the year ended December 31, 2022, the ordinary shares equivalents including share options and RSUs granted were dilutive and were included in the computation of diluted net income per share as above. The weighted average numbers of ordinary shares equivalents excluded from the computation of diluted net loss per share for the years ended December 31, 2020 and 2021 were as follows:

	For the year ended December 31,
	2020	2021
Preferred shares	500,211,192	251,440,808
Share options and RSUs	60,853,313	78,376,179

KANZHUN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

17.RELATED PARTY BALANCES AND TRANSACTIONS

The table below sets forth major related parties with which the Group had transactions during the years presented and their relationships with the Group:

Name of related parties	Relationship with the Group
Mr. Peng Zhao and companies controlled by him	Founder, Chairman and CEO of the Group and his controlled companies
Image Frame Investment (HK) Limited (under the control of Tencent Holdings Limited )	Principal shareholder of the Group
Individual executive officer	Executive officer of the Group

Details of major amounts due from related parties for the years presented are as follows:

	As of December 31,
	2021	2022
	RMB	RMB
Receivables from the online payment platform of Tencent Group*	4,284	3,177
Prepaid cloud service fee to Tencent Group*	2,331	2,537
Total	6,615	5,714

Details of major transactions with related parties for the years presented are as follows:

	For the year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Cloud services from Tencent Group*	6,109	18,119	26,256
Online payment clearing services from Tencent Group*	1,886	5,464	4,533
Total	7,995	23,583	30,789
*

Tencent Group represents companies under the control of Tencent Holdings Limited, including Image Frame Investment (HK) Limited. The Group purchases cloud services and online payment clearing services from Tencent Group, which are trade in nature.

Additionally, the balance of amounts due from Mr. Peng Zhao and companies controlled by him, amounting to RMB31,132 as of December 31, 2020, was settled through the repurchase of Class B ordinary shares from TECHWOLF LIMITED in March 2021 (Note 13); and the advance of RMB5,093 to an individual executive officer as of December 31, 2020 was settled in cash in March 2021.

KANZHUN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

18.FAIR VALUE MEASUREMENT

Information about inputs into the fair value measurement of the Group’s assets that are measured or disclosed at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

	Fair value measurement at reporting date using
		Quoted prices in active	Significant other	Significant
		markets for identical assets	observable inputs	unobservable
Description	Fair value	(Level 1)	(Level 2)	inputs (Level 3)
	RMB	RMB	RMB	RMB
Short-term investments
As of December 31, 2021	884,996	—	884,996	—
As of December 31, 2022	3,458,089	—	3,458,089	—

When available, the Group uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Group will measure fair value using valuation techniques that use, when possible, current market-based or independently sourced market parameters, such as interest rates and currency rates. For short-term investments, which consists of wealth management products and deposits, the Group refers to the quoted rate of return provided by financial institutions at the end of each reporting period, which is classified as Level 2 of fair value measurement.

19.COMMITMENTS AND CONTINGENCIES

Commitments

The Group engages third parties for promoting its brand image through various advertising channels. The amount of advertising commitments relates to the committed advertising services that have not been delivered and paid. As of December 31, 2022, future minimum advertising commitments under non-cancelable agreements were RMB28.0 million.

Contingencies

The Group and certain of its officers and directors have been named as defendants in a putative securities class action filed on July 12, 2021 in the U.S. District Court for the District of New Jersey. On March 4, 2022, plaintiff filed the Amended Complaint, purportedly brought on behalf of a class of persons who allegedly suffered damages as a result of their trading in the securities between June 11, 2021 and July 2, 2021, both inclusive. The action alleges that the Group made false and misleading statements regarding the business, operations and compliance policies in violation of the Sections 10(b) and 20(a) of the U.S. Securities Exchange Act of 1934, and Rule 10b-5 promulgated thereunder. Briefing on the Group’s motion to dismiss was completed in July 2022. In September 2022, the parties reached a tentative agreement in principle to settle the case. On November 10, 2022, the Court granted preliminary approval of the parties’ settlement agreement, pursuant to which, without any admission or finding of any wrongdoing on the part of any of the Defendants, the parties agreed that, in consideration of the Company’s payment of US$2.25 million, all actual and potential claims and causes of action that have been or could have been alleged against the Company and the individual defendant (including the individuals mentioned above) are resolved and discharged and precluded from being raised again in any future action. The above settlement amount has been paid in December 2022. On April 5, 2023, after holding a fairness hearing, the Court granted final approval of the settlement and terminated the case.

KANZHUN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

20.PROFIT APPROPRIATION AND RESTRICTED NET ASSETS

The Company’s subsidiaries, consolidated VIE and VIE’s subsidiaries established in the PRC are required to make appropriations to certain non-distributable reserve funds.

In accordance with the laws applicable to the foreign investment enterprises established in the PRC, the Group’s subsidiaries registered as wholly owned foreign enterprises have to make appropriations from their after-tax profits as determined under the Generally Accepted Accounting Principles in the PRC (“PRC GAAP”) to reserve funds including general reserve fund, enterprise expansion fund and staff bonus and welfare fund on an annual basis. The appropriation to the general reserve fund must be at least 10% of the after-tax profits calculated in accordance with the PRC GAAP. Appropriation is not required if the general reserve fund has reached 50% of the registered capital of the company. Appropriations to the enterprise expansion fund and staff bonus and welfare fund are made at the respective company’s discretion.

In addition, in accordance with the PRC Company Law, the Group’s consolidated VIE and VIE’s subsidiaries must make appropriations from their after-tax profits as determined under the PRC GAAP to non-distributable reserve funds including statutory surplus fund and discretionary surplus fund on an annual basis. The appropriation to the statutory surplus fund must be 10% of the after-tax profits as determined under the PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the company. Appropriation to the discretionary surplus fund is made at the discretion of the respective company.

The use of the general reserve fund, enterprise expansion fund, statutory surplus fund and discretionary surplus fund are restricted to the offsetting of losses or increasing of the registered capital of the respective company. The staff bonus and welfare fund is a liability in nature and is restricted to fund payments of special bonus to employees and for the collective welfare of employees. None of these reserves are allowed to be transferred to the Company in terms of cash dividends, loans or advances. As of December 31, 2022, no appropriation to any reserve funds was made.

Accordingly, under these PRC laws and regulations, the Company’s subsidiaries, the consolidated VIE and VIE’s subsidiaries incorporated in PRC are restricted in their ability to transfer a portion of their net assets to the Company. Amounts restricted, including paid-in capital and any statutory reserve funds, totaled approximately RMB938.0 million, or 8.1% of the Group’s total consolidated net assets as of December 31, 2022.

21.SUBSEQUENT EVENTS

In March 2023, the Company’s board of directors authorized a new share repurchase program under which the Company may repurchase up to US$150 million of its shares (including in the form of ADSs) over the following 12 months. The proposed repurchases may be made on the open market, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations.