Form 20-F
period 2023-12-31
Kanzhun Ltd
filed 2024-04-29
CIK 1842827

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023.

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

740,172,377 Class A ordinary shares (excluding the Class A ordinary shares issued to the Depositary for bulk-issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the share incentive plans and excluding the Class A ordinary shares underlying the ADSs repurchased by the Company pursuant to its share repurchase program) and 139,630,401 Class B ordinary shares, par value US$0.0001 per share, are outstanding as of December 31, 2023.

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

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report only:

●	“ADRs” are to the American depositary receipts that may evidence the ADSs;
●	“ADSs” are to the American depositary shares, each of which represents two Class A ordinary shares;
●	“AI” are to artificial intelligence;
●	“blue-collar workers” are to people who perform manual or service-related work, whether in the secondary sector such as manufacturing or construction, or in the tertiary sector such as accommodation or catering or the local life service industry;
●	“Boss” are to executives or middle-level managers of large enterprises and owners of SMEs and micro businesses;
●	“Class A ordinary shares” are to our Class A ordinary shares, par value US$0.0001 per share;
●	“Class B ordinary shares” are to our Class B ordinary shares, par value US$0.0001 per share;
●	“DAU” are to the number of verified user accounts, including both job seekers and enterprise users, that logged on to our BOSS Zhipin mobile app in a given day at least once;
●	“enterprise users” are to Bosses and recruiting professionals;
●	“gold-collar users” are to people who perform professional, desk, managerial, or administrative work with an annual salary above RMB250,000;
●	“HK$” and “Hong Kong dollars” are to the legal currency of Hong Kong;
●	“Hong Kong Listing Rules” are to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended, supplemented or otherwise modified from time to time;
●	“Hong Kong Stock Exchange” are to the Stock Exchange of Hong Kong Limited;
●	“Kanzhun,” “we,” “us,” “our company” and “our” are to KANZHUN LIMITED, our Cayman Islands holding company and its subsidiaries, and in the context of describing our operations and consolidated financial information, the VIE in mainland China, including but not limited to Beijing Huapin Borui Network Technology Co., Ltd.;
●	“key accounts” are to paid enterprise customers who contributed RMB50,000 or more of revenues to us in a twelve-month period ended on the end of a given period;
●	“Main Board” are to the stock market (excluding the option market) operated by the Hong Kong Stock Exchange, which is independent from and operated in parallel with the Growth Enterprise Market of the Hong Kong Stock Exchange;
●	“MAU” are to the number of verified user accounts, including both job seekers and enterprise users, that logged on to our BOSS Zhipin mobile app in a given month at least once;
●	“mid-sized accounts” are to paid enterprise customers who contributed between RMB5,000 and RMB50,000 of revenues to us a twelve-month period ended on the end of a given period;
●	“our WFOE,” “the WFOE” are to Beijing Glorywolf Co., Ltd. from May 2014 to December 2023 and Beijing Highland Wolf Technology Co., Ltd. from January 2024 to the date of this annual report;
●	“online recruitment platform” are to our mobile applications, mini programs and websites;

●	“paid enterprise customers” in a given period are to enterprise users and company accounts from which we recognize revenues for our online recruitment services in that period;
●	“RMB” and “Renminbi” are to the legal currency of mainland China;
●	“shares” or “ordinary shares” are to our Class A and Class B ordinary shares, par value US$0.0001 per share;
●	“SMEs” are to small and medium-sized enterprises;
●	“US$,” “U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States;
●	“white-collar users” are to people who perform professional, desk, managerial, or administrative work with an annual salary equal or below RMB250,000; and
●	“VIE” are to variable interest entity, and “the VIE” are to Beijing Huapin Borui Network Technology Co., Ltd.

Our reporting currency is the Renminbi. This annual report also contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations of Renminbi into U.S. dollars were made at RMB7.0999 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 29, 2023. We make no representation that the Renminbi or U.S. dollars amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

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

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

●	our mission, goals and strategies;
●	our future business development, financial condition and results of operations;
●	the expected growth of the online recruitment service industry in China;
●	our expectations regarding the prospects of our business model and demand for and market acceptance of our services;
●	our expectations regarding maintaining and strengthening our relationships with users, business partners and other stakeholders;
●	competition in our industry;
●	government policies and regulations relating to our industry;
●	general economic and business conditions globally and in China;
●	assumptions underlying or related to any of the foregoing;
●	the outcome of any current and future litigation or legal or administrative proceedings; and
●	other factors described under “Item 3. Key Information—D. Risk Factors.”

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

Item 3.Key Information

Our Holding Company Structure and Contractual Arrangements with the VIE

KANZHUN LIMITED is not a Chinese operating company, but rather a Cayman Islands holding company with no equity ownership in the VIE. Our Cayman Islands holding company does not conduct business operations directly. We conduct our operations in mainland China through (i) our subsidiaries incorporated in mainland China, or mainland China subsidiaries, and (ii) the VIE with which we have maintained contractual arrangements and its subsidiaries in mainland China. Laws and regulations of mainland China impose certain restrictions or prohibitions on foreign ownership of companies that engage in certain value-added telecommunication services, internet audio-visual program services, radio and television program services and certain other businesses. Accordingly, we operate these businesses in mainland China through the VIE and its subsidiaries, and rely on contractual arrangements among our mainland China subsidiaries, the VIE and its nominee shareholders to direct the activities of the VIE. The VIE is consolidated for accounting purposes, but are not entities in which our Cayman Islands holding company, or our investors, own equity. Substantially all of our revenues for the years ended December 31, 2021, 2022 and 2023 were contributed by the VIE. As used in this annual report, “we,” “us,” “our company,” “our,” or “Kanzhun” refers to KANZHUN LIMITED, its subsidiaries, and, in the context of describing our operations and consolidated financial information, the VIE in mainland China, Beijing Huapin Borui Network Technology Co., Ltd. Investors in our ADSs are not purchasing equity interest in the VIE in mainland China, but instead are purchasing equity interest in a holding company incorporated in the Cayman Islands.

A series of contractual agreements, including an exclusive technology and service co-operation agreement, an equity pledge agreement, an exclusive purchase option agreement, spousal consents and powers of attorney, have been entered into by and among our WFOE, the VIE and its respective shareholders. These contractual arrangements enable us to:

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

However, the contractual arrangements may not be as effective as direct ownership in providing us with control over the VIE and we may incur substantial costs to enforce the terms of the arrangements. Uncertainties in the PRC legal system may limit our ability, as a Cayman Islands holding company, to enforce these contractual arrangements. Meanwhile, there are very few precedents as to whether contractual arrangements would be judged to direct the activities of the VIE through the contractual arrangements, or how contractual arrangements in the context of a VIE should be interpreted or enforced by the courts of mainland China. Should legal actions become necessary, we cannot guarantee that the court will rule in favor of the enforceability of the VIE contractual arrangements. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to direct the activities of the VIE, and our ability to conduct our business may be materially adversely affected. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—The contractual arrangements with the VIE and its shareholders may not be as effective as direct ownership in providing operational control.”

There are also substantial uncertainties regarding the interpretation and application of current and future laws of mainland China, regulations and rules regarding the status of the rights of our Cayman Islands holding company with respect to its contractual arrangements with the VIE and its nominee shareholders. It is uncertain whether any new laws or regulations of mainland China relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or the VIE is found to be in violation of any existing or future laws or regulations of mainland China, or fail to obtain or maintain any of the required permits, approvals, or filings, the PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. If the PRC government deems that our contractual arrangements with the VIE do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our Cayman Islands holding company, our mainland China subsidiaries and the VIE, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIE and, consequently, significantly affect the financial performance of the VIE and our company as a whole. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating some of our operations in mainland China do not comply with laws and regulations of mainland China relating to the relevant industries, or if these laws and regulations or the interpretation of existing laws and regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations,” and “—Our current corporate structure and business operations may be substantially affected by the Foreign Investment Law.”

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

Risks and uncertainties arising from the PRC legal system, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in China, could result in a material adverse change in our operations and the value of our securities. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Uncertainties in the interpretation and enforcement of PRC laws and regulations could adversely affect us.”

Permissions Required from the PRC Authorities for Our Operations

We conduct our business primarily through our subsidiaries and the VIE in China. Our operations in China are governed by laws and regulations of mainland China. As of the date of this annual report, our mainland China subsidiaries, the VIE and its subsidiaries have obtained the requisite licenses and permits from the PRC government authorities that are material for the business operations of our holding company, the VIE in mainland China, including, among others, the Value-added Telecommunications Business Operation License for information services via internet, or ICP License, Human Resource Services License, and other permits required for operating our business. We are required to but have not obtained a License for Online Transmission of Audio-Visual Programs for providing internet audio-visual program services through our online recruitment platform, including certain live streaming recruitment services, short videos relating to job hunting and recruitment, in-app streaming interview and career development related video courses. We do not consider such services to be material to our business and the revenues generated through the provision of such services account for an insignificant portion of our total revenues. We are not eligible to apply for a license under the current regulatory regime, because we are not a wholly state-owned or state-controlled entity as required for this license under laws of mainland China. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Any lack of or failure to maintain requisite approvals, licenses or permits applicable to our business may have a material and adverse impact on our business, financial condition and results of operations, and compliance with applicable laws or regulations may require us to obtain additional approvals or licenses or change our business model.” Given the uncertainties of interpretation and implementation of the laws and regulations and the enforcement practices of the government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future.

Furthermore, the PRC government has promulgated regulations and rules in recent years to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. Accordingly, there have been certain new or draft laws, regulations in relation to cybersecurity and data privacy, offerings conducted overseas by, and foreign investment in, China-based issuers. For more detailed information, see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Overseas Securities Offerings,” and “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Information Security and Censorship.” According to these laws and regulations, if enacted as currently proposed as applicable to such new or draft laws, regulations, we may be required to fulfill filing, reporting procedures and obtain approval from the China Securities Regulatory Commission, or the CSRC, in connection with follow-on offering and other equivalent overseas offing activities in an overseas market, and may be required to go through cybersecurity review by the Cyberspace Administration of China, or the CAC, in respect of our data processing activities. If these laws and regulations are enacted as currently proposed and we fail to obtain the approval or complete other filing procedures required for any future overseas offering or listing, we may face sanctions by the CSRC or other PRC regulatory authorities, which may include fines and penalties on our operations in mainland China, limitations on our operating privileges in mainland China, restrictions on or prohibition of the payments or remittance of dividends by our subsidiaries in mainland China, restrictions on or delays to our future financing transactions offshore, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China— The approval of or filing and reporting with the CSRC or other PRC government authorities may be required in connection with our overseas offerings under laws of mainland China, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing and reporting procedures,” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Our business is subject to complex and evolving laws and regulations in mainland China. Many of these laws and regulations are subject to change and uncertain interpretation, and could result in claims, changes to our business practices, monetary penalties, increased cost of operations, or declines in user growth or engagement, or otherwise harm our business.”

Pursuant to an announcement posted by the CAC on July 5, 2021 relating to the cybersecurity review, our BOSS Zhipin app was required to suspend new user registration to cooperate with the cybersecurity review and prevent the expansion of risks. As approved by the Cybersecurity Review Office of the CAC, we have recommenced new user registration on our BOSS Zhipin app, effective from June 29, 2022. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Our business is subject to complex and evolving laws and regulations in mainland China on data protection and cybersecurity. Any failure or perceived failure to comply with these laws and regulations could result in penalties, claims, changes to our business practices, negative publicity, legal proceedings, increased cost of operations, or declines in user growth or engagement, or otherwise harm our business.”

The Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act, or the HFCAA, as amended by the Consolidated Appropriations Act, 2023, if the Securities and Exchange Commission, or the SEC, determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the Public Company Accounting Oversight Board, or the PCAOB, for two consecutive years, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we were not identified as a Commission-Identified Issuer under the HFCAA after we filed our annual report on Form 20-F for the fiscal year ended December 31, 2022 and do not expect to be identified so after we file this annual report on Form 20-F. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections,” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

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

For the years ended December 31, 2021, 2022 and 2023, KANZHUN LIMITED provided capital contributions of RMB74.1 million, RMB39.4 million and RMB7.1 million (US$1.0 million), respectively, to its subsidiaries; and the Hong Kong subsidiary provided capital contributions of RMB38.8 million, RMB19.7 million and RMB0.7 million (US$0.1 million), respectively, to its subsidiaries in mainland China. For the years ended December 31, 2021, 2022 and 2023, KANZHUN LIMITED provided loan financing of RMB16.5 million, RMB633.5 million and RMB9.7 billion (US$1.4 billion), respectively, to its subsidiaries. The WFOE did not provide any loan financing to the VIE in 2021, 2022 or 2023. For the years ended December 31, 2021, 2022 and 2023, the VIE repaid loan financing of RMB335.0 million, RMB35.1 million and nil, respectively, to the WFOE and the Hong Kong subsidiary; and the WFOE repaid loan financing of RMB16.0 million, nil and nil, respectively, to the Hong Kong subsidiary.

The VIE may also transfer cash to our WFOE by paying service fees according to the exclusive technology and service cooperation agreement between our WFOE and the VIE. The VIE did not pay any service fees to our WFOE in 2021, 2022 or 2023.

For the years ended December 31, 2021, 2022 and 2023, no assets other than cash were transferred through our organization.

For the years ended December 31, 2021, 2022 and 2023, no dividends or distributions were made to KANZHUN LIMITED by our subsidiaries. Under laws and regulations of mainland China, our mainland China subsidiaries and the VIE are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by the State Administration of Foreign Exchange, or SAFE. The amounts restricted include the paid-in capital and the statutory reserve funds of our mainland China subsidiaries and the VIE, totaling RMB943.8 million (US$132.9 million) as of December 31, 2023. Furthermore, cash transfers from our mainland China subsidiaries to entities outside of mainland China are subject to PRC government control of currency conversion. Shortages in the availability of foreign currency may temporarily delay the ability of our mainland China subsidiaries and the VIE to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. For risks relating to the fund flows of our operations in mainland China, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We may rely on dividends and other distributions on equity paid by our mainland China subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our mainland China subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.”

In November 2023, our board of directors approved a special cash dividend in the amount of US$0.09 per Class A ordinary share, or US$0.18 per ADS. The aggregate amount of the dividend was approximately US$79.2 million. Our board of directors may declare, and our company may pay, dividends after taking into account the results of operations, financial condition, cash flow, operating and capital expenditure requirements, future business development strategies and estimates and other factors as they may deem relevant. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.” For the Cayman Islands, PRC and U.S. federal income tax considerations applicable to an investment in our ADSs or Class A ordinary shares, see “Item 10. Additional Information—E. Taxation.”

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

Financial Information Related to the VIE

The following table presents our condensed consolidating schedule of financial information for our holding company, KANZHUN LIMITED, the WFOE that is the primary beneficiary of the VIE, the VIE and VIE’s subsidiaries, and other subsidiaries as of the dates presented:

Selected Condensed Consolidating Statements of Operations Data

	For the Year Ended December 31, 2023
			Primary	VIE
	KANZHUN	Other	Beneficiary	and VIE’s		Consolidated
	LIMITED	Subsidiaries	of VIE	Subsidiaries	Eliminations	Total

	(in RMB thousands)
Third-party revenues	—	129,127	—	5,822,901	—	5,952,028
Inter-company revenues(1)	—	62,780	—	44,982	(107,762)	—
Third-party operating cost and expenses	(62,291)	(251,034)	(2,241)	(5,090,876)	—	(5,406,442)
Inter-company operating cost and expenses(1)	—	(44,982)	—	(62,780)	107,762	—
Other operating income, net	—	812	231	34,342	—	35,385
(Loss)/Income from operations	(62,291)	(103,297)	(2,010)	748,569	—	580,971
Other non-operating income, net	268,481	289,739	13,383	71,007	(1,792)	640,818
Share of income from subsidiaries and VIE(2)	893,037	708,013	697,047	—	(2,298,097)	—
Income before income tax expenses	1,099,227	894,455	708,420	819,576	(2,299,889)	1,221,789
Income tax benefit/(expenses)	—	374	(407)	(122,538)	—	(122,571)
Net income	1,099,227	894,829	708,013	697,038	(2,299,889)	1,099,218

	For the Year Ended December 31, 2022
			Primary	VIE
	KANZHUN	Other	Beneficiary	and VIE’s		Consolidated
	LIMITED	Subsidiaries	of VIE	Subsidiaries	Eliminations	Total

	(in RMB thousands)
Third-party revenues	—	12,931	—	4,498,131	—	4,511,062
Inter-company revenues(1)	—	33,956	—	—	(33,956)	—
Third-party operating cost and expenses	(79,956)	(188,218)	(2,020)	(4,387,982)	—	(4,658,176)
Inter-company operating cost and expenses(1)	—	—	—	(33,956)	33,956	—
Other operating (loss)/income, net	—	(656)	—	18,251	—	17,595
(Loss)/Income from operations	(79,956)	(141,987)	(2,020)	94,444	—	(129,519)
Other non-operating income, net	188,421	14,683	13,945	32,706	(3,240)	246,515
Share of (loss)/income from subsidiaries and VIE(2)	(1,220)	132,486	117,298	—	(248,564)	—
Income before income tax expenses	107,245	5,182	129,223	127,150	(251,804)	116,996
Income tax benefit/(expenses)	—	101	—	(9,852)	—	(9,751)
Net income	107,245	5,283	129,223	117,298	(251,804)	107,245

	For the Year Ended December 31, 2021
			Primary	VIE
	KANZHUN	Other	Beneficiary	and VIE’s		Consolidated
	LIMITED	Subsidiaries	of VIE	Subsidiaries	Eliminations	Total

	(in RMB thousands)
Third-party revenues	—	—	—	4,259,128	—	4,259,128
Inter-company revenues(1)	—	143	—	—	(143)	—
Third-party operating cost and expenses	(1,537,533)	(93,123)	(1,289)	(3,678,480)	—	(5,310,425)
Inter-company operating cost and expenses(1)	—	—	—	(143)	143	—
Other operating income, net	—	9	29	14,939	—	14,977
(Loss)/Income from operations	(1,537,533)	(92,971)	(1,260)	595,444	—	(1,036,320)
Other non-operating income/(loss), net	5,011	(829)	5,375	15,216	—	24,773
Share of income from subsidiaries and VIE(2)	461,448	555,248	551,133	—	(1,567,829)	—
(Loss)/Income before income tax expenses	(1,071,074)	461,448	555,248	610,660	(1,567,829)	(1,011,547)
Income tax expenses	—	—	—	(59,527)	—	(59,527)
Net (loss)/income	(1,071,074)	461,448	555,248	551,133	(1,567,829)	(1,071,074)

Selected Condensed Consolidating Balance Sheets Data

	As of December 31, 2023
			Primary	VIE
	KANZHUN	Other	Beneficiary	and VIE’s		Consolidated
	LIMITED	Subsidiaries	of VIE	Subsidiaries	Eliminations	Total

	(in RMB thousands)
Cash and cash equivalents	760,071	219,045	349,875	1,143,968	—	2,472,959
Time deposits	710,330	5,928,093	72,938	211,442	—	6,922,803
Short-term investments	731,805	91,634	10,483	2,679,963	—	3,513,885
Accounts receivable, net	—	13,036	—	3,691	—	16,727
Amounts due from Group companies(3)	6,952,437	68,702	11,369	200,970	(7,233,478)	—
Amounts due from related parties	—	29	—	3,937	—	3,966
Prepayments and other current assets	18,528	6,075	2,408	415,686	—	442,697
Investments in subsidiaries and VIE(2)	2,179,517	2,888,791	2,479,473	—	(7,547,781)	—
Property, equipment and software, net	—	132,263	93	1,661,132	—	1,793,488
Intangible assets, net	—	7,816	—	277	—	8,093
Goodwill	—	5,690	—	—	—	5,690
Right-of-use assets, net	—	22,556	—	260,056	—	282,612
Long-term investments	2,323,540	—	—	149,588	—	2,473,128
Other non-current assets	—	—	—	4,000	—	4,000
Total assets	13,676,228	9,383,730	2,926,639	6,734,710	(14,781,259)	17,940,048
Accounts payable	—	554	17	628,645	—	629,216
Deferred revenue	—	144,493	—	2,649,582	—	2,794,075
Other payables and accrued liabilities	115,280	39,798	587	623,381	—	779,046
Amounts due to Group companies(3)	131,746	6,995,928	36,838	68,966	(7,233,478)	—
Operating lease liabilities, current	—	8,912	—	146,102	—	155,014
Operating lease liabilities, non-current	—	12,964	—	112,115	—	125,079
Deferred tax liabilities	—	1,564	406	26,455	—	28,425
Total liabilities	247,026	7,204,213	37,848	4,255,246	(7,233,478)	4,510,855
Total shareholders’ equity(2)	13,429,202	2,179,517	2,888,791	2,479,464	(7,547,781)	13,429,193
Total liabilities and shareholders’ equity	13,676,228	9,383,730	2,926,639	6,734,710	(14,781,259)	17,940,048

	As of December 31, 2022
			Primary	VIE
	KANZHUN	Other	Beneficiary	and VIE’s		Consolidated
	LIMITED	Subsidiaries	of VIE	Subsidiaries	Eliminations	Total

	(in RMB thousands)
Cash and cash equivalents	8,234,173	179,392	318,016	1,020,243	—	9,751,824
Time deposits	—	707,912	85,130	—	—	793,042
Short-term investments	1,410,618	—	10,186	1,244,243	—	2,665,047
Accounts receivable, net	—	7,609	—	2,253	—	9,862
Amounts due from Group companies(3)	1,851,752	20,949	14,667	136,757	(2,024,125)	—
Amounts due from related parties	—	—	—	5,714	—	5,714
Prepayments and other current assets	62,256	2,231	7,378	528,908	—	600,773
Investments in subsidiaries and VIE(2)	222,915	1,179,283	781,250	—	(2,183,448)	—
Property, equipment and software, net	—	2,358	100	688,578	—	691,036
Intangible assets, net	—	9,883	—	368	—	10,251
Goodwill	—	5,690	—	—	—	5,690
Right-of-use assets, net	—	7,715	—	281,913	—	289,628
Other non-current assets	—	—	—	4,000	—	4,000
Total assets	11,781,714	2,123,022	1,216,727	3,912,977	(4,207,573)	14,826,867
Accounts payable	—	69	17	185,211	—	185,297
Deferred revenue	—	2,323	—	2,058,569	—	2,060,892
Other payables and accrued liabilities	40,588	16,116	589	576,189	—	633,482
Amounts due to Group companies(3)	100,363	1,872,048	36,838	14,876	(2,024,125)	—
Operating lease liabilities, current	—	5,079	—	146,359	—	151,438
Operating lease liabilities, non-current	—	2,495	—	141,096	—	143,591
Deferred tax liabilities	—	1,977	—	9,427	—	11,404
Total liabilities	140,951	1,900,107	37,444	3,131,727	(2,024,125)	3,186,104
Total shareholders’ equity(2)	11,640,763	222,915	1,179,283	781,250	(2,183,448)	11,640,763
Total liabilities and shareholders’ equity	11,781,714	2,123,022	1,216,727	3,912,977	(4,207,573)	14,826,867

Selected Condensed Consolidating Cash Flows Data

	For the Year Ended December 31, 2023
			Primary	VIE and
	KANZHUN	Other	Beneficiary	VIE’s		Consolidated
	LIMITED	Subsidiaries	of VIE	Subsidiaries	Eliminations	Total

	(in RMB thousands)
Net cash provided by operating activities with third parties	9,873	300,164	13,210	2,723,762	—	3,047,009
Net cash provided by operating activities with Group companies(1)	—	5,853	—	(5,853)	—	—
Net cash provided by operating activities	9,873	306,017	13,210	2,717,909	—	3,047,009
Investments in subsidiaries(2)	(7,073)	—	—	—	7,073	—
Loans to Group companies(3)	(9,667,616)	—	—	(6,250)	9,673,866	—
Proceeds from repayments of loans to Group companies(3)	4,955,876	—	4,450	—	(4,960,326)	—
Other investing activities with third parties	(2,311,881)	(5,054,055)	15,225	(2,587,934)	—	(9,938,645)
Net cash (used in)/provided by investing activities	(7,030,694)	(5,054,055)	19,675	(2,594,184)	4,720,613	(9,938,645)
Capital contribution from Group companies(2)	—	7,073	—	—	(7,073)	—
Loans from Group companies(3)	—	9,673,866	—	—	(9,673,866)	—
Repayments of loans from Group companies(3)	—	(4,960,326)	—	—	4,960,326	—
Other financing activities with third parties	(417,022)	—	—	—	—	(417,022)
Net cash (used in)/provided by financing activities	(417,022)	4,720,613	—	—	(4,720,613)	(417,022)

	For the Year Ended December 31, 2022
			Primary	VIE and
	KANZHUN	Other	Beneficiary	VIE’s		Consolidated
	LIMITED	Subsidiaries	of VIE	Subsidiaries	Eliminations	Total

	(in RMB thousands)
Net cash provided by/(used in) operating activities with third parties	208,862	(113,736)	(6,833)	914,749	—	1,003,042
Net cash provided by/(used in) operating activities with Group companies(1)	—	21,671	—	(21,671)	—	—
Net cash provided by/(used in) operating activities	208,862	(92,065)	(6,833)	893,078	—	1,003,042
Investments in subsidiaries(2)	(39,392)	—	—	—	39,392	—
Loans to Group companies(3)	(633,490)	—	(4,450)	—	637,940	—
Proceeds from repayments of loans to Group companies(3)	—	35,144	—	—	(35,144)	—
Other investing activities with third parties	(1,365,740)	(673,476)	(74,823)	(702,542)	—	(2,816,581)
Net cash used in investing activities	(2,038,622)	(638,332)	(79,273)	(702,542)	642,188	(2,816,581)
Capital contribution from Group companies(2)	—	39,392	—	—	(39,392)	—
Loans from Group companies(3)	—	637,940	—	—	(637,940)	—
Repayments of loans from Group companies(3)	—	—	—	(35,144)	35,144	—
Other financing activities with third parties	(669,232)	—	—	—	—	(669,232)
Net cash (used in)/provided by financing activities	(669,232)	677,332	—	(35,144)	(642,188)	(669,232)

	For the Year Ended December 31, 2021
			Primary	VIE and
	KANZHUN	Other	Beneficiary	VIE’s		Consolidated
	LIMITED	Subsidiaries	of VIE	Subsidiaries	Eliminations	Total

	(in RMB thousands)
Net cash provided by/(used in) operating activities with third parties(4)	5,644	(81,135)	(232)	1,717,104	—	1,641,381
Investments in subsidiaries(2)	(74,131)	—	(10)	—	74,141	—
Loans to Group companies(3)	(16,486)	—	—	—	16,486	—
Proceeds from repayments of loans to Group companies(3)	—	96,000	255,000	—	(351,000)	—
Other investing activities with third parties	—	(649)	(10,000)	(591,213)	—	(601,862)
Net cash (used in)/provided by investing activities	(90,617)	95,351	244,990	(591,213)	(260,373)	(601,862)
Capital contribution from Group companies(2)	—	74,131	—	10	(74,141)	—
Loans from Group companies(3)	—	16,486	—	—	(16,486)	—
Repayments of loans from Group companies(3)	—	—	(16,000)	(335,000)	351,000	—
Other financing activities with third parties	6,540,512	—	—	(109,249)	—	6,431,263
Net cash provided by/(used in) financing activities	6,540,512	90,617	(16,000)	(444,239)	260,373	6,431,263

Notes:

(1)	It represents the elimination of inter-company service fees charged/received. For the years ended December 31, 2021, 2022 and 2023, the primary beneficiary of the VIE did not charge any service fees according to the exclusive technology and service co-operation agreement.
(2)	It represents the elimination of investments in subsidiaries and the VIE.
(3)	It represents the elimination of inter-company balances and loan financing.
(4)	For the year ended December 31, 2021, there were no inter-company operating cash flows.

A.	[Reserved]
B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Summary of Risk Factors

Our business is subject to a number of risks, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, results of operations, cash flows, and prospects. These risks are discussed more fully below and include, but are not limited to, risks related to:

Risks Relating to Our Business and Industry

●	If we fail to implement new technologies, develop and provide innovative features and services, respond to evolving user preferences, enhance user friendliness of our online recruitment platform, or optimize our technology systems, we may not be able to improve user experience, which may have a material and adverse effect on our user growth and retention, business, financial condition and results of operations.
●	Our business depends on the continued success of our brands, and if we fail to maintain and enhance the recognition of our brands cost-effectively, or the recognition of our brands is adversely affected by any negative publicity concerning us or our directors, management, shareholders or business partners, our reputation and operating results may be harmed.
●	We face significant competition in China’s dynamic online recruitment service market, and potential market entries by established players from other industries may make competition even more fierce. Our market share, financial condition and results of operations may be materially and adversely affected if we are unable to compete effectively.
●	If our technology capabilities fail to yield satisfactory results or fail to improve, our online recruitment platform may not be able to effectively match our job seekers with suitable enterprise users or to optimally recommend services for our users, and our user growth, retention, results of operations and business prospects may suffer consequently.
●	A slowdown or adverse development in the Chinese or global economy may lower the hiring willingness and budget of our current and potential enterprise users, adversely affecting the demand for our services and our business in general.
●	Our users may engage in intentional or negligent misconduct or other improper activities on our online recruitment platform or otherwise misuse our online recruitment platform, which may damage our brand image and reputation, our business and our results of operations.
●	Because we store and process data, some of which contains sensitive personal information, we face concerns over the collection, improper use or disclosure of personal information, which could deter current and potential users from using our services, damage our reputation, result in legal liability, bring regulatory scrutiny, and in turn materially and adversely affect our business, financial condition and results of operations.
●	Our business is subject to complex and evolving laws and regulations in mainland China on data protection and cybersecurity. Any failure or perceived failure to comply with these laws and regulations could result in penalties, claims, changes to our business practices, negative publicity, legal proceedings, increased cost of operations, or declines in user growth or engagement, or otherwise harm our business.

Risks Relating to Our Corporate Structure

●	We are a Cayman Islands holding company with no equity ownership in the VIE and we conduct our operations in mainland China primarily through the VIE, with which we have maintained contractual arrangements. Investors in our ADSs thus are not purchasing equity interest in the VIE in mainland China but instead are purchasing equity interest in a Cayman Islands holding company. If the PRC government finds that the agreements that establish the structure for operating our business do not comply with laws and regulations of mainland China, or if these regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company, the VIE and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIE and, consequently, significantly affect the financial performance of the VIE and our company as a whole.
●	The contractual arrangements with the VIE and its shareholders may not be as effective as direct ownership in providing operational control.
●	Any failure by the VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.

Risks Relating to Doing Business in China

●	Changes in China’s economic, political or social conditions or government policies could have a material and adverse effect on our business and results of operations.
●	Uncertainties in the interpretation and enforcement of PRC laws and regulations could adversely affect us.
●	The PRC government’s oversight and discretion over our business operations could result in a material adverse change in our operations and the value of our Class A ordinary shares and/or ADSs.
●	The approval of or filing and reporting with the CSRC or other PRC government authorities may be required in connection with our overseas offerings under laws of mainland China, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing and reporting procedures.
●	The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections.
●	Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Risks Relating to Our Shares and Our ADSs

●	The trading price of the ADSs has been and may be, and the trading price of our Class A ordinary shares can be, volatile, which could result in substantial losses to investors.
●	Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares or ADSs may view as beneficial.
●	The dual-class structure of our ordinary shares may adversely affect the trading market for our Class A ordinary shares and/or ADSs.
●	If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, or if they adversely change their recommendations regarding the Class A ordinary shares and/or ADSs, the market price for our Class A ordinary shares and ADSs and trading volume could decline.

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

An important way to improve user experience and attract more users is to introduce innovative services and features that are useful for users and that encourage more frequent use of our online recruitment platform. To develop, support and maintain such innovative services and features often requires implementation of new technologies, and we intend to continue to devote resources to the development of additional technologies and services. However, implementation of new technologies in our system may take a long time and may involve technical challenges and large amounts of capital and personnel resources. We may not be able to effectively integrate new technologies on a timely basis, or at all, which may decrease user satisfaction with our services. Such technologies, even if integrated, may not function as expected or may be unable to attract and retain a substantial number of users to use our online recruitment platform. Any failure to keep pace with rapid technological changes may cause our user retention to suffer.

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

We cannot assure you that our efforts to improve user experience and increase user base will always be successful. We also cannot predict whether our new products, service and features will be well received by users consistently, or whether we will be successful in implementing new technologies in a cost-effective manner, enhancing user friendliness of our online recruitment platform, and otherwise improving our technology systems. If we cannot improve user experience, we may not be able to retain or attract users, and our business, financial condition and results of operations may be materially and adversely affected.

Our business depends on the continued success of our brands, and if we fail to maintain and enhance the recognition of our brands cost-effectively, or the recognition of our brands is adversely affected by any negative publicity concerning us or our directors, management, shareholders or business partners, our reputation and operating results may be harmed.

We believe that maintaining and enhancing our brands is important to the success of our business. Well-recognized brands are critical to increasing the number and the level of engagement of our users. Since we operate in a competitive industry, brand maintenance and enhancement also directly affect our ability to maintain our market position. We have continued to exercise strict quality control on our online recruitment platform to ensure that our brand image is not tarnished by substandard services. We have also conducted and will continue to conduct various marketing and brand promotion activities both online and offline to enhance our brands, to guide public perception of our brands, services, and ultimately to distinguish our online recruitment platform from those of our competitors. We have historically spent significantly on these marketing and promotional activities, with our sales and marketing expenses accounting for 45.6%, 44.4% and 33.5% of our revenues in the years ended December 31, 2021, 2022 and 2023, respectively, and we may need to increase such sales and marketing expenses in the future to continue to maintain and enhance brand awareness and brand loyalty, to retain and attract users as well as to promote our online recruitment platform. However, there can be no assurance that these sales and marketing activities will be successful or that we will be able to achieve the brand promotion effect we expect from them. If we cannot properly manage our sales and marketing expenses or if our sales and marketing activities underperform our expectations, our financial condition, results of operations and business prospects will be damaged as a result.

Moreover, any negative publicity relating to our company, our services or our directors, management, shareholders or business partners, regardless of its veracity, could harm our brands and the perception of our brands in the market. As our business expands and grows, we may be exposed to heightened public scrutiny in markets where we already operate as well as in new markets where we may operate. We could become a target for regulatory or public scrutiny in the future and scrutiny and public exposure could severely damage our reputation as well as our business and prospects.

Furthermore, our brand names and our business may be harmed by aggressive marketing and communication strategies by competitors and third parties. We may be subject to government or regulatory investigation or third-party claims as a result and we may be required to spend significant time and incur substantial costs to react to and address these consequences. There is no assurance that we will be able to effectively refute allegations within a reasonable period of time, or at all. Additionally, public allegations, directly or indirectly, against us or our directors, management, shareholders or business partners, may be posted online by anyone on an anonymous basis. The availability of information on social media platforms is virtually immediate, as is its impact. Social media platforms may not necessarily filter or check the accuracy of information before publishing them, and we may be afforded little or no time to respond. As a result, our reputation may be materially and adversely affected, our ability to attract and retain users and maintain our market share may suffer, and our financial conditions may deteriorate.

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

Many of our competitors or potential competitors have long operating histories, international strategic partners, local government sponsorship, or a larger user base, and they may have greater financial, management, technological development, sales, marketing and other resources than we do. They may also be able to adopt our business model and intensify their competition with us. As a result, we may experience reduced margins, loss of market share or less use of our services and products by job seekers and enterprise users. Existing or future competitors could develop or offer services and products which provide significant performance, price, creative, technological or other advantages over the counterparts we offer. If we are unable to compete effectively with current or future competitors as a result of these or other factors, our market share, financial condition and results of operations may be materially and adversely affected.

If our technology capabilities fail to yield satisfactory results or fail to improve, our online recruitment platform may not be able to effectively match our job seekers with suitable enterprise users or to optimally recommend services for our users, and our user growth, retention, results of operations and business prospects may suffer consequently.

One of the core strengths of our online recruitment platform is our ability to provide accurate and tailored two-sided recommendations to enterprise users and job seekers. This ability is largely dependent on our technology capabilities. Our technology capabilities such as our capabilities in big data analytics, therefore, are crucial to us continuing to retain and attract users to our online recruitment platform. Our users will continue to compare this core strength of our online recruitment platform against those of the platforms run by our competitors, and may switch to a competitor platform if our online recruitment platform underperforms their expectations. In addition, managing some of the other important aspects of our operations, such as sales and marketing activities, also requires us to make decisions informed by our technology, including data analytics. Any failure to improve our technology capabilities and any failure of our technology capabilities to produce satisfactory results may materially and adversely affect our user retention, financial condition and results of operations.

A slowdown or adverse development in the Chinese or global economy may lower the hiring willingness and budget of our current and potential enterprise users, adversely affecting the demand for our services and our business in general.

The global macroeconomic environment still faces numerous challenges. The Federal Reserve and other central banks outside of China have raised interest rates. The Russia-Ukraine conflict, the Hamas-Israel conflict and the attacks on shipping in the Red Sea have heightened geopolitical tensions across the world. The impact of the Russia-Ukraine conflict on Ukraine food exports has contributed to increases in food prices and thus to inflation more generally. There have also been concerns about the relationship between China and other countries which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to a wide range of issues including trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. In addition, China’s economy is still recovering from the post-COVID impact. Substantially all of our operations are conducted in mainland China, and the vast majority of our revenues are generated from providing services to enterprise customers operating in mainland China. In an environment of slower economic growth or recession, employers may take actions such as hiring fewer employees, engaging in hiring freezes, reducing hiring budgets or the number of hiring headcount, and curtailing spending on online recruitment services and other human resource related services. Therefore, any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition. In addition, turbulence in the international markets could adversely affect our ability to access capital markets to meet liquidity needs.

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

We may be required by governmental authorities to report certain misbehaviors for further investigation if such misbehaviors are subject to regulatory investigation or other governmental proceedings. Despite our detection and filtering efforts, we may not be able to identify every incident of inappropriate content or illegal or fraudulent activities, prevent all such content from being further disseminated or prohibit such activities from occurring. We may not be able to filter all the content generated by our users as it appears, especially in the context of instant messaging between job seekers and enterprise users. Therefore, our users may engage in illegal, obscene or incendiary conversations or engage in unethical or illegal activities via our online recruitment platform.

If user misconduct and misuse of our online recruitment platform for inappropriate or illegal purposes occur on our online recruitment platform, claims may be brought against us for torts, defamation, libel, negligence, copyright, patent or trademark infringement. In response to allegations of illegal or inappropriate activities conducted through our online recruitment platform, governmental authorities may intervene and hold us liable for non-compliance with applicable laws and regulations and subject us to administrative penalties or other sanctions, such as requiring us to restrict or discontinue some or all of our features and services. In addition, our users may suffer or allege to have suffered physical, financial or emotional harm caused by contacts initiated on our online recruitment platform. Our business and public perception of our brands may be materially and adversely affected if we do face civil lawsuits or other liabilities initiated by such affected users. Defending any actions brought by such affected users could be costly and require significant time and attention of our management and other resources, which would materially and adversely affect our business.

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

We adopt a suite of registration procedures to verify the identity of our job seekers and enterprise users, and we also have ongoing risk assessment procedures for enterprise users. Our intelligence system detects suspicious user input that may undermine the integrity of the community and will then require such users to go through additional authentication procedures. See “Item 4. Information on the Company—B. Business Overview—Vigorous User Verification & AI Powered Risk Assessment” for further details. However, we cannot assure you that we will be able to remove all the job seekers and enterprise users that submit out-of-date, inaccurate, fraudulent or otherwise untrustworthy profile or job post information to our database. If we are not able to effectively filter out these job seekers and enterprise users, our users that submit legitimate and accurate profile information may be misled or even defrauded by them, wasting their time and resources in the recruitment process, and our reputation and business prospects will also be materially and adversely impacted as a result. We might also be ordered to make rectifications or even be subject to confiscation of illegal gains and a fine in an amount of up to RMB30,000 if we fail to review the authenticity and legality of the materials provided by the employers in accordance with the laws of mainland China. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Talent Intermediary Services” for further details.

If we fail to attract more enterprise users to our online recruitment platform, or if enterprise customers decide to purchase less of our online recruitment services for any reason, our revenues may stagnate or decline and our business and prospects may be materially and adversely affected.

In 2021, 2022 and 2023, approximately 99% of our revenues were generated from enterprise customers. Enterprise customers are by far the most important source of revenue for us, and attracting more enterprise users to our online recruitment platform is therefore of critical importance to us. Due to their contribution to our revenues and ability to spend, large businesses with sufficient funds would benefit us most as a revenue source, and we need to invest in developing and promoting services that meet their needs. Additionally, SMEs can also be a source of enterprise user growth for us, as they have historically been underserved and usually lack direct access to a scaled user base and effective means to recruit widely. In order to expand our market reach to more small and mid-sized businesses, especially in less developed cities, we provide free or lower-fee services or subscription packages to them so they can take advantage of our online recruitment platform. We, however, cannot assure you that our efforts will convince more enterprise users to use our online recruitment platform. There is also no guarantee that our existing enterprise customers will continue to pay for our online recruitment services at the same frequency or price going forward, as competition or alternative means of job hunting may put pressure on the demand and pricing for our online recruitment services. If we are not successful in expanding our enterprise user base or improving our monetization of enterprise customers, our revenues may stagnate or decline and our business and prospects may be materially and adversely affected.

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

We are subject to the laws, regulations, guidelines and national standards relating to the protection of personal information in mainland China, which covers areas such as the collection, storage, use, transmission, sharing or other aspects of data processing of such personal information. For example, the PRC Personal Information Protection Law took effect on November 1, 2021. This law consolidates rules with respect to personal information rights and privacy protection and specifies the protection requirements for processing personal information and rules for processing sensitive personal information. As uncertainties remain regarding the interpretation and implementation of this law, we cannot assure that we will comply with it in all respects, or that regulatory authorities will not order us to rectify or terminate our current practice of collecting and processing personal information. We and our directly responsible supervisors may also become subject to fines and other penalties which may have a material adverse effect on our business, operations and financial condition. The Rules on the Scope of Necessary Personal Information for Common Types of Mobile Internet Applications, which were jointly promulgated by the Ministry of Industry and Information Technology, or the MIIT, the CAC, the Ministry of Public Security, and the State Administration for Market Regulation, or the SAMR, on March 12, 2021 and became effective on May 1, 2021, specifies that the scope of necessary personal information for job hunting and recruitment applications includes mobile phone numbers of registered users and resume provided by job seekers.

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

Our business is subject to complex and evolving laws and regulations in mainland China on data protection and cybersecurity. Any failure or perceived failure to comply with these laws and regulations could result in penalties, claims, changes to our business practices, negative publicity, legal proceedings, increased cost of operations, or declines in user growth or engagement, or otherwise harm our business.

Regulatory authorities in mainland China have enhanced data protection and cybersecurity regulatory requirements. These laws continue to develop, and the PRC government may adopt other rules and restrictions in the future. Different PRC regulatory bodies, including the Standing Committee of the National People’s Congress, the MIIT, the CAC, the Ministry of Public Security and the SAMR, have enforced data privacy and protections laws and regulations with varying standards and applications, which may create difficulties in ensuring full compliance and increase our operating cost. Non-compliance could result in penalties or other significant legal liabilities.

Numerous regulations, guidelines and other measures have been and are expected to be adopted under the PRC Cyber Security Law. For example, the PRC government promulgated the Cybersecurity Review Measures in April 2020, which became effective in June 2020. Under these measures, critical information infrastructure operators must pass a cybersecurity review when purchasing network products and services which affect or may affect national security. On December 28, 2021, the CAC, together with certain other PRC governmental authorities, jointly released the revised Cybersecurity Review Measures, which took effect on February 15, 2022. Pursuant to the revised Cybersecurity Review Measures, critical information infrastructure operators procuring network products and services and online platform operators conducting data processing activities that affect or may affect national security shall conduct a cybersecurity review according to these measures. If a critical information infrastructure operator anticipates that its procurement of network products and services affect or may affect national security after the network products and services being put into use, it shall apply for cybersecurity review to the Cybersecurity Review Office of the CAC. In addition, online platform operators possessing personal information of more than one million users seeking to be listed on a foreign stock exchange must apply for a cybersecurity review. The revised Cybersecurity Review Measures also provide that the Cybersecurity Review Office of the CAC may initiate cybersecurity review against the operators if the authorities believe that the network products, network services or data processing activities of such operators affect or may affect national security. The revised Cybersecurity Review Measures set out certain risk factors which would be the focus in assessing the national security risk during a cybersecurity review. Pursuant to an announcement posted by the CAC on July 5, 2021 relating to the cybersecurity review, our BOSS Zhipin app was required to suspend new user registration to cooperate with the cybersecurity review and prevent the expansion of risks. As approved by the Cybersecurity Review Office of the CAC, we have recommenced new user registration on our BOSS Zhipin app, effective from June 29, 2022.

On July 30, 2021, the PRC State Council promulgated the Regulations on Security Protection of Critical Information Infrastructure, which became effective on September 1, 2021. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Information Security and Censorship” for further details. As of the date of this annual report, no detailed implementation rules have been issued by the governmental authorities. However, as these regulations were relatively new and the governmental authorities may further formulate detailed rules or explanations with respect to the interpretation and implementation of this regulation. As of the date of this annual report, we have not been informed by any governmental authority that we are a critical information infrastructure operator.

In mainland China, the internet information is regulated from a national security standpoint. According to the PRC National Security Law, institutions and mechanisms for national security review and administration will be established to conduct national security review on key technologies and network information technology products and services that affect or may affect national security. The PRC Data Security Law, took effect in September 2021 and provides for a security review procedure for the data processing activities that affect or may affect national security. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Information Security and Censorship” for further details. It is not clear under the PRC Data Security Law what constitutes “important data” or “state critical data.” If we are deemed to collect “important data” or “state critical data,” we may need to adopt internal reforms in order to comply with the PRC Data Security Law, which may increase the cost of operations, or decline the user growth or engagement, or otherwise harm our business.

In addition, on November 14, 2021, the CAC published draft Regulations on the Administration of Network Data Security (solicitation for comment) for public comments. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Information Security and Censorship” for further details. As of the date of this annual report, this draft has not been formally adopted. Substantial uncertainties exist with respect to the enactment timetable, final content, interpretation and implementation. In general, compliance with the existing laws and regulations of mainland China and additional laws and regulations related to data security and personal information protection that PRC regulatory bodies may enact in the future may be costly and result in additional expenses to us, and subject us to negative publicity.

On July 7, 2022, the CAC issued the Measures for the Security Assessment of Cross-border Transfer of Data, which became effective on September 1, 2022. These measures require the data processor providing data overseas and falling certain circumstances to apply for the security assessment of cross-border data transfer with the local provincial-level counterparts of the national cybersecurity authority. On March 22, 2024, the CAC issued the Provisions on Promoting and Regulating Cross-border Data Flows, which became effective on the same day. Pursuant to the provisions, if the data have not been informed or publicly announced as important data by relevant departments or regions, data processors are not required to apply for the security assessment for cross-border provision of the data as important data. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Information Security and Censorship” for further details. As of the date of this annual report, the exact scope of “important data” under the current regulatory regime remains unclear, and the applicability of certain circumstances are still subject to further interpretation by relevant government authorities. The PRC government authorities may have discretion in the interpretation and enforcement of the applicable laws. Therefore, it is uncertain whether we would be required to report any security assessment for cross-border data transfers to the CAC.

While we take measures to comply with applicable cybersecurity and data privacy and protection laws and regulations, we cannot guarantee the effectiveness of the measures undertaken by us and our business partners. The activities of third parties such as our customers and business partners are beyond our control. It also remains uncertain whether the future regulatory changes would impose additional restrictions on companies like us. If any of our business partners violate the laws or regulations, or fails to fully comply with the service agreements with us, or if any of our employees fails to comply with our internal control measures and misuses the information, we may be subject to legal liabilities. Any failure or perceived failure to comply with all applicable cybersecurity and data privacy and protection laws and regulations, or any failure or perceived failure of our business partners to do so, or any failure or perceived failure of our employees to comply with our internal control measures, may prevent us from using or providing certain network products or services, result in government enforcement actions and investigations, fines and other penalties such as suspension of our related business, closure of our apps and suspension of new downloads of our apps, as well as subjecting us to negative publicity and legal proceedings or regulatory actions and discouraging current and potential users and customers from using our services, which could have a material adverse effect on our business and results of operations.

In addition, regulatory authorities around the world have adopted or are considering a number of legislative and regulatory proposals concerning data protection. These legislative and regulatory proposals, if adopted, and the uncertain interpretations and application thereof could, in addition to the possibility of fines, result in an order requiring that we change our data practices and policies, which could have an adverse effect on our business and results of operations. The European Union General Data Protection Regulation which came into effect on May 25, 2018, includes operational requirements for companies that receive or process personal data of residents of the European Economic Area. This regulation establishes new requirements applicable to the processing of personal data, affords new data protection rights to individuals and imposes penalties for serious data breaches. Individuals also have a right to compensation under the regulation for financial or non-financial losses. Although we do not conduct any business in the European Economic Area, in the event that residents of the European Economic Area access our platform and input protected information, we may become subject to provisions of this regulation.

We recorded net loss historically. We may not be able to sustain and manage our growth, control our costs and expenses, implement our business strategies or achieve profitability in the future. Any new product or service we may launch and any new market sectors we may enter will come with additional risks.

We have experienced rapid growth in our business and operations since our inception in 2014, which places significant demands on our management, operational and financial resources. We generated net losses of RMB1.1 billion in 2021. We recorded net income of RMB107.2 million and RMB1.1 billion (US$154.8 million) in 2022 and 2023. Given our limited operating history, the net losses we incurred historically and the rapidly evolving market where we compete, we may encounter difficulties as we establish, expand or enhance our operations, feature and service development, sales and marketing efforts, technology and general and administrative capabilities. We may also not be able to sustain our historical levels of growth in the future. We believe that our continued growth and our ability to achieve profitability will depend on many factors, including our ability to further improve our user experience and broaden the spectrum of our service offerings, to further increase our presence in different user groups, especially blue-collar users, to continue to invest in technologies and deepen our data insights, and to explore other potential sectors in the human resource service market and achieve full coverage of users’ career lifecycle. There can be no assurance that we will achieve any of the above, and our failure to do so may materially and adversely affect our business and results of operations.

Particularly, our efforts to expand our user base in diverse industries and regions, diversify product and service offerings, develop new technology capability, and explore other sectors in human resource service market will require significant resource investments from us, and such efforts may not be successful. Expansion into new product and service offerings or other sectors in the human resource service market may be subject to risks such as:

●	limited brand recognition (compared with our established services or market sectors);
●	costs incurred in product and service development and marketing;
●	costs incurred due to investment in technology;
●	lack of experience and expertise in connection with the new product and service or market vertical;
●	adjustment to the preferences and customs of a different group of users;
●	compliance with potential new regulations and policies;
●	difficulties in managing upsized operations and maintaining operational efficiency; and
●	competition with new competitors, including those with a more established local presence.

The occurrence of any of these risks could negatively affect our business in new markets and consequently our business and operating results.

We expect our costs and expenses to continue to increase in the future as we expand our user base, broaden our service offerings, invest in new technologies and develop and implement new products, services and features that may entail more complexity. We expect to continue to invest in our infrastructure in order to provide our services more rapidly and reliably to users. Continued growth could strain our ability to maintain reliable service levels for our users, develop and improve our operational, financial, legal and management controls, and enhance our reporting systems and procedures. If we are unable to generate adequate revenues and to manage our costs and expenses, we may continue to incur significant net losses in the future and may not be able to achieve or subsequently maintain profitability. If we fail to achieve the necessary level of efficiency in our operation as it grows, our business, operating results and financial condition could be harmed.

Content posted or displayed on or linked to our online recruitment platform may be found objectionable by PRC regulatory authorities and may subject us to penalties and other negative consequences.

The PRC government has adopted laws and regulations governing internet and wireless access and the distribution of information over the internet and wireless telecommunications networks. Under these laws and regulations, internet content providers and internet publishers are prohibited from posting or displaying over the internet or wireless networks content that, among other things, violates the principle of the PRC constitution, laws and regulations, impairs the national dignity of China or the public interest, or is obscene, superstitious, fraudulent or defamatory. Furthermore, internet content providers are also prohibited from displaying content that may be deemed by the government authorities as instigating ethnical hatred and harming ethnical unity, harming the national religious policy, “socially destabilizing” or leaking “state secrets” of the PRC. Failure to comply with these requirements may result in the revocation of licenses to provide internet content or other approvals, licenses or permits, the closure of the concerned platforms and reputational harm. The operator may also be held liable for any censored information displayed on or linked to their platform. The liabilities and penalties resulting from such non-compliance may materially and adversely damage our business and results of operations.

On December 15, 2019, the CAC, released the Provisions on Ecological Governance of Network Information Content, which came into force on March 1, 2020. These provisions, which govern the distribution of information over the internet and wireless telecommunications networks, classify the network information into three categories, namely the “encouraged information,” the “illegal information” and the “undesirable information.” While illegal information is strictly prohibited from distribution, the internet content providers are required to take measures to prevent and resist the production and distribution of undesirable information. The provisions further clarify the duties owed by the internet content providers, such as obligations to improve the systems for user registration, account management, information release review, follow-up comments review, website ecological management, real-time inspection, emergency response and disposal mechanism for cyber rumor and black industry chain information.

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

PRC regulatory authorities may also conduct various reviews and inspections on our business operations, especially those related to content distribution, from time to time. If any non-compliance incidents in our business operations are identified, we may be required to take certain rectification measures in accordance with applicable laws and regulations, or we may be subject to other regulatory actions such as administrative penalties. It may be difficult to determine the type of content or actions that may result in liability to us and, if we are found to be liable, we may be prevented from operating our business in mainland China. Moreover, complying with the regulatory requirements may result in limitation to our scope of services, reduction in user engagement or loss of users, diversion of our management team’s attention and increased operational costs and expenses. The costs of compliance with these regulations may continue to increase as a result of more content being made available by an increasing number of users of our online recruitment platform, which may adversely affect our results of operations.

Any lack of or failure to maintain requisite approvals, licenses or permits applicable to our business may have a material and adverse impact on our business, financial condition and results of operations, and compliance with applicable laws or regulations may require us to obtain additional approvals or licenses or change our business model.

Our business is subject to supervision and regulation by various governmental authorities in mainland China. These governmental authorities include the CAC, the Ministry of Commerce, the MIIT, the SAMR, the Ministry of Culture and Tourism, the National Radio and Television Administration, and their corresponding local regulatory authorities. These governmental authorities promulgate and enforce laws and regulations that cover a variety of business activities that relating to our operations, such as provision of internet information, among other things. These regulations in general regulate the entry into, the permitted scope of, and the approvals, licenses and permits for, these business activities.

We provide services through our online recruitment platform, including certain live streaming recruitment services, short videos relating to job hunting and recruitment, in-app streaming interview and career development-related video courses, which may be considered as internet audio-visual program services. An internet audio-visual program service provider shall obtain the License for Online Transmission of Audio-Visual Programs, or the Audio-Visual License. According to the applicable laws of mainland China, only companies wholly state-owned or state-controlled are eligible to obtain the Audio-Visual License. As advised by our PRC legal counsel, based on a consultation with the Media Integration Development Division of Beijing Municipal Radio and Television Bureau in July 2022, a company that is not eligible for the Audio-Visual License for providing internet audio-visual program services is allowed to apply for the registration and filing with the National Internet Audio-Visual Platforms Information Registration Management System, when its number of daily active users and program inspectors, personnel within a company that is responsible for reviewing and vetting the content of the internet audio-visual program, reach the respective threshold. As of the date of this annual report, we have not obtained the Audio-Visual License, as we are not a state-owned company or state-controlled company, and we have not completed the filing with the National Internet Audio-Visual Platforms Information Registration Management System, as the number of the daily active users and the number of program inspectors of the internet audio-visual program services on our platform are both below the specific thresholds. We may be subject to penalties or investigations in the future, in which case we may be involved in legal proceedings, have any illegal gains confiscated, have our relevant business suspended, or face other penalties. See “Item 4. Information on the Company—B. Business Overview— Regulations Relating to Online Transmission of Audio-Visual Programs” for more details.

We have obtained a value-added telecommunication service license concerning the internet information service, or ICP license, for provision of internet information services. The ICP license is essential to the operation of our existing and future business and is subject to regular government review or renewal. However, we cannot assure you that we can successfully renew our ICP license in a timely manner or at all as required by laws of mainland China to operate our online recruitment platform. Due to the evolving nature of the interpretation and application of the laws and regulations applicable to our industry in mainland China, we cannot assure you that the permitted scope and other aspects of our ICP license are sufficient as legally required to conduct all of our present business. The regulatory authorities may determine that the scope of our ICP license is not broad enough to carry on all of our businesses and require that we expand the scope of our ICP license. As certain prerequisites must be met in order to expand the scope of our ICP license to include certain types of services as stipulated in the Classification Catalogue of Telecommunications Services, we may not be able to meet such requirement and expand the scope of our ICP license. We may be subject to penalties or investigations due to the limitation of the scope of our ICP license in the future, in which case we may be involved in legal proceedings, have any illegal gains confiscated, have our relevant business suspended, or face other penalties.

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

Our business is subject to complex and evolving laws and regulations in mainland China. Many of these laws and regulations are subject to change and uncertain interpretation, and could result in claims, changes to our business practices, monetary penalties, increased cost of operations, or declines in user growth or engagement, or otherwise harm our business.

We are subject to a variety of laws and regulations that involve matters important to or may otherwise impact our business, including, among others, provision of value-added telecommunications services, talent intermediary services, information security and censorship, foreign exchange and taxation. See also “Item 4. Information on the Company—B. Business Overview—Regulations.” The introduction of new services may subject us to additional laws, regulations, or other government scrutiny.

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

For example, in recent years, the PRC government authorities have released a series of laws and regulations related to generative artificial intelligence, algorithmic recommendation and deep synthesis technologies. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Generative AI.” Such regulations are relatively new, and the competent government authorities of mainland China may introduce additional or more detailed laws and regulations regarding our provision and use of artificial intelligence and related technologies. This could subject us to additional compliance measures and changes to our operations and processes, resulting in increased compliance costs.

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

Our ability to attract and maintain user traffic to our online recruitment platform is important for our continuing growth. If user traffic to our online recruitment platform stagnates or declines for any reason, our business and results of operations may be harmed. We depend to a significant degree on various app stores, internet search engines and portals to direct user traffic to our mobile applications. However, the amount of user traffic directed to our mobile applications is not entirely within our control. If our competitors have better relationships with app stores or social media platforms, greater online presence or news coverage, or more search engine optimization efforts, their mobile applications and websites may receive more directed user traffic or higher search result page rankings than ours. App stores could recommend mobile applications from our competitors more prominently than they do ours, social media platforms may direct more attention to products and services from our competitors, and internet search engines could revise their methodologies in a way that adversely affects the placement of our platform within the search results. Any such changes could decrease user traffic to our mobile applications and websites and adversely affect the growth of our user base, which may in turn harm our business and operating results.

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

We maintain cash balances at third-party financial institutions in mainland China, Hong Kong and the United States. Concentrating a significant portion of our assets as cash in financial institutions exposes us to adverse conditions in the financial or credit markets, which could affect our access to invested cash or cash equivalents, as well as our overall liquidity and financial performance. Although our cash and cash equivalents are held in our operating accounts with or managed by reputable financial institutions, our access to cash in amounts adequate to finance or capitalize our current and projected future business operations could be impaired by factors that affect us, the financial institutions with which we have banking relationships, or the financial services industry or economy in general. These factors could include, among others, events such as liquidity constraints or failures, the ability to perform obligations under various types of financial, credit or liquidity agreements or arrangements, disruptions or instability in the financial services industry or financial markets, or concerns or negative expectations about the prospects for companies in the financial services industry. To date, we have not experienced any losses on cash or deposits held in our operating accounts. However, we can provide no assurances that our access to cash held in operating accounts or our invested cash and cash equivalents will not be impacted by adverse conditions in the financial markets or the negative performance of financial institutions.

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

We and certain of our officers and directors have been named as defendants in a putative securities class action filed on July 12, 2021 in the U.S. District Court for the District of New Jersey, captioned Bell v. Kanzhun Limited et al, No. 2:21-cv-13543. On March 4, 2022, the plaintiffs filed an amended complaint, purportedly brought on behalf of a class of persons who allegedly suffered damages as a result of their trading in our securities between June 11, 2021 and July 2, 2021. The action alleges that we made false and misleading statements regarding our business, operations and compliance practices in violation of Sections 10(b) and 20(a) of the U.S. Securities Exchange Act of 1934, and Rule 10b-5 promulgated thereunder. Briefing on our motion to dismiss was completed in July 2022. In September 2022, with the aid of a mediator, the parties reached a tentative agreement in principle to settle the case. On November 10, 2022, the court granted preliminary approval of the parties’ settlement agreement, pursuant to which, without any admission or finding of any wrongdoing on the part of any of the defendants, the parties agreed that, in consideration of Kanzhun’s payment of US$2.25 million, all actual and potential claims and causes of action that have been or could have been alleged against Kanzhun and the individual defendants (including the individuals mentioned above) are resolved and discharged and precluded from being raised again in any future action. On April 5, 2023, after holding a fairness hearing, the court granted final approval of the settlement and terminated the case.

Our operating metrics are subject to inherent challenges in measurement, and real or perceived inaccuracies in those metrics may materially and adversely affect our business and operating results.

We regularly review operating metrics, such as the number of our paid enterprise customers and our MAU, to evaluate growth trends, measure our performance and make strategic decisions. These metrics are calculated using internal company data and have not been validated by an independent third party. While these numbers are based on what we believe to be reasonable estimates for the applicable period of measurement, there are inherent challenges in measuring usage and user engagement across our large user base. Errors or inaccuracies in our metrics could result in incorrect business decisions and inefficiencies. For example, if a significant understatement or overstatement of the number of users were to occur, we may expend resources to implement unnecessary business measures or fail to take required actions to attract a sufficient number of users to satisfy our growth strategies.

Our measures of operating metrics may differ from estimates published or adopted by third parties, including but not limited to business partners, market and investment research organizations (including short-selling research firms), investors and media, or from similarly titled metrics used by our competitors or other companies in the same or related industries due to differences in methodology and assumptions. If these third parties do not perceive our operating metrics to be accurate representations of operations, or if we discover material inaccuracies in our operating metrics, our brand value and reputation may be materially harmed, our users and business partners may be less willing to allocate their resources or spending to us, and we may face lawsuits or disputes in relation to the inaccuracies. As a result, our business and operating results may be materially and adversely affected.

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

Pursuant to the PRC Data Security Law, entities carrying out data processing activities shall establish a sound data security management system, organize data security education and training, and take corresponding technical measures and other necessary measures to ensure data security, in accordance with the provisions of laws and regulations. Risk-monitoring shall be strengthened when carrying out data processing activities, and remedial measures shall be taken immediately upon discovery of any data security defect or bug, disposal measures shall be taken immediately upon occurrence of any data security incident, users shall be timely notified in accordance with the relevant provisions and reports shall be made to the competent authorities. Failure to fulfill the aforementioned obligations may subject us to rectification orders, warnings, fines, suspension of our business or our operations as a whole for rectification, or revocation of our business permit or business license.

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

We experience fluctuations in our revenue streams which affect our ability to predict quarterly results. For example, in the first quarters, recruitment activities generally slow down before the Chinese New Year. As a result, our revenues may vary materially from quarter to quarter and quarterly results may not be comparable to the corresponding periods of prior years. Such uncertainty makes it difficult for us to predict revenues for a particular quarter. Further, our quarterly sales and marketing expenses are generally the highest in the first quarter of every year as we increase our sales and branding activities during the Chinese New Year season. Therefore, actual results may differ significantly from our targets or estimated quarterly results, which could cause the price of our Class A ordinary shares and/or ADSs to fall.

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

We rely on a combination of patent, copyright and trademarks laws, trade secrets protection and other contractual restrictions for the protection of the intellectual property used in our business. Effective intellectual property protection may not be available or may not be sought, and contractual disputes may affect the use of the intellectual property governed by private contract. Although our contracts with users and business partners typically prohibit the unauthorized use of our brands, images and other intellectual property rights, there can be no assurance that they will always comply with these terms. These agreements may not effectively prevent the unauthorized use of our intellectual properties or disclosure of confidential information and may not provide an adequate remedy for such unauthorized use or disclosure of personal information. Although we enter into confidentiality and non-disclosure agreements with our employees, and we also have in place various internal rules and polices that require compliance from our employees, these agreements could be breached, the internal rules and policies could be violated, we may be involved in disputes in respect of these agreements and internal rules and policies for which we may not have adequate remedies, and our proprietary technology, know-how or other intellectual property could otherwise become known to third parties. In addition, third parties may independently discover trade secrets and proprietary information, limiting our ability to assert any trade secret rights against such parties.

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

We allow users to upload text, pictures, audio, video and other content to our online recruitment platform and users to download, share, link to and otherwise access other content on our online recruitment platform. Under the laws and regulations of mainland China, online service providers, which provide storage space for users to upload works or links to other services or content, could be held liable for copyright infringement under various circumstances, including situations where the online service provider knows or should reasonably have known that the content uploaded or linked to on its platform infringes upon the copyright of others and the online service provider failed to take necessary actions to prevent such infringement. We have procedures implemented to reduce the likelihood that content might be used without proper licenses or third-party consents. However, these procedures may not be effective in preventing the unauthorized posting or distribution of copyrighted content, and we may be considered failing to take necessary actions against such infringement. Therefore, we may face liability for copyright or trademark infringement, defamation, unfair competition, libel, negligence, and other claims based on the nature and content of the materials that are delivered, shared or otherwise accessed through our online recruitment platform.

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

We may enter into strategic alliances, including joint ventures or minority equity investments, with various third parties to further our business purpose from time to time. These alliances could subject us to a number of risks, including risks associated with sharing proprietary information, non-performance by the third party and increased expenses in establishing new strategic alliances, any of which may materially and adversely affect our business. We may have limited ability to monitor or control the actions of these third parties and, to the extent any of these strategic third parties suffer negative publicity or harm to their reputation from events relating to their business, we may also suffer negative publicity or harm to our reputation by virtue of our association with any such third party.

In addition, if appropriate opportunities arise, we may acquire additional assets, products, technologies or businesses that are complementary to our existing business. Future acquisitions and the subsequent integration of new assets and businesses into our own would require significant attention from our management and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our business operations. Acquisitions may not achieve our goals and could be viewed negatively by users, business partners or investors. Acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities, the occurrence of significant goodwill impairment charges, amortization expenses for other intangible assets and exposure to potential unknown liabilities of the acquired business. Moreover, the costs of identifying and consummating acquisitions may be significant. In addition to possible shareholders’ approval, we may also have to obtain approvals and licenses from the governmental authorities for the acquisitions and to comply with any applicable laws and regulations of mainland China, which could result in increased delay and costs.

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

If we do not appropriately maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, we may be unable to accurately report our financial results and the market price of our Class A ordinary shares and/or ADSs may be adversely affected.

We are subject to reporting obligations under the U.S. securities laws. The SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, an independent registered public accounting firm must attest to and report on the effectiveness of the company’s internal control over financial reporting.

In the past, we and our independent registered public accounting firm identified material weaknesses in our internal controls, and we implemented a number of measures to address them. Our management has concluded that our internal control over financial reporting was effective as of December 31, 2023. See “Item 15. Controls and Procedures.”

In addition, our independent registered public accounting firm has audited the effectiveness of our internal control over financial reporting as of December 31, 2023. If we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. This could in turn result in the loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our Class A ordinary shares and ADSs. Furthermore, we have incurred and may need to incur additional costs and use additional management and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act and other requirements going forward.

We have granted and expect to continue to grant share-based awards in the future under our share incentive plan, which may increase share-based compensation expenses, affect our financial performance, and potentially dilute the shareholding of our shareholders.

In order to attract and retain qualified employees, provide incentives to our directors and employees, and promote the success of our business, we adopted a share incentive plan in September 2020, which was amended and restated in May 2021 (as so amended and restated, the “2020 Share Incentive Plan”) and the Post-IPO Share Scheme with effect from December 22, 2022 (collectively, the “Share Incentive Plans”). For the years ended December 31, 2021, 2022 and 2023, we recorded RMB1.9 billion, RMB692.2 million and RMB1.1 billion (US$148.9 million) in share-based compensation expenses, respectively.

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

We lease real properties in China from third parties primarily as office space. We have not registered some of our lease agreements for these properties with the PRC governmental authorities as required by laws of mainland China. Although the failure to do so does not in itself invalidate the lease agreements, we may be ordered by the PRC government authorities to rectify such noncompliance and, if such noncompliance is not rectified within a given period of time, we may be subject to fines imposed by PRC government authorities ranging from RMB1,000 and RMB10,000 for each lease agreement that has not been registered with the PRC governmental authorities. In addition, the land nature and planned uses of certain leased properties are inconsistent with the use stipulated in our lease contracts and the owners do not provide any approval from the competent authorities for the change of uses of such leased properties. Thus, we may not be able to continue to use such leased properties and may have to relocate to other premises, if the competent authorities order the owners to make rectifications. In addition, some of our leased properties were subject to mortgage when we entered our lease agreements. If the ownership of such properties changes as a result of the foreclosure of the mortgage, we may not be able to enforce our rights to the leased properties under the respective lease agreements against the mortgagee. We cannot assure you that suitable alternative locations are readily available on commercially reasonable terms, or at all, and if we are unable to relocate our affected operations in a timely manner, our operations may be adversely affected.

The ownership certificates or other similar proof of some of our leased properties have not been provided to us by the lessors. Therefore, we cannot assure you that such lessors are entitled to lease the real properties to us. If the lessors are not entitled to lease the real properties to us and the owners of such real properties decline to ratify the lease agreements between us and the respective lessors, we may not be able to enforce our rights to lease such properties under the respective lease agreements against the owners. If we face challenges from the legal owners of the leased real properties or other third parties, we could be required to vacate the properties and incur additional costs, in the event of which we could only initiate the claim against the lessors under the laws of mainland China and/or lease agreements for indemnities for their breach of the leasing agreements. We cannot assure you that suitable alternative locations are readily available on commercially reasonable terms, or at all, and if we are unable to relocate our officers in a timely manner, our operations may be interrupted.

We face risks related to natural and other disasters, including severe weather conditions or outbreaks of health epidemics, and other extraordinary events, which could significantly disrupt our operations.

Our business could be materially and adversely affected by natural disasters, health epidemics or other public safety concerns. Natural disasters may give rise to server interruptions, breakdowns, system failures, technology platform failures, internet failures or other operation interruptions for us and our business partners, which could cause the loss or corruption of data or malfunction of software or hardware as well as adversely affect our ability and the ability of our business partners to conduct daily operations. Our business could also be adversely affected if employees of ours or our business partners are affected by health epidemics. In addition, our results of operations could be adversely affected to the extent that any health epidemic harms the Chinese economy in general, as was the case between 2020 and 2022 during the COVID-19 pandemic.

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

Foreign ownership in entities that provide internet and other related businesses, including but not limited to, the value-added telecommunication services, internet audio-visual program services and radio and television program services, is subject to restrictions under current laws and regulations of mainland China, unless certain exceptions are available. Specifically, the operation of certain value-added telecommunications services are considered “restricted,” and foreign ownership of an internet information service provider may not exceed 50%. The provision of internet audio-visual program services and radio and television program services are considered “prohibited.”

We are a Cayman Islands company and our mainland China subsidiaries are considered foreign-invested enterprises. To ensure compliance with the laws and regulations of mainland China, we conduct our foreign investment restricted business in mainland China through Beijing Huapin Borui Network Technology Co., Ltd., which we refer to as the VIE, and its subsidiaries, and the VIE currently holds the value-added telecommunication business license and other licenses necessary for our operation of such restricted business, based on a series of contractual arrangements by and among our WFOE, the VIE, and shareholders of the VIE. These contractual agreements enable us to (i) direct the activities of the VIE, (ii) receive substantially all of the economic benefits of the VIE, (iii) have the pledge right over the equity interests in the VIE as the pledgee, and (iv) have an exclusive purchase option to purchase all or part of the equity interests and/or assets in the VIE when and to the extent permitted by laws of mainland China. Because of these contractual arrangements, we are the primary beneficiary of the VIE in mainland China and hence consolidate its financial results for accounting purpose as the variable interest entity under U.S. GAAP. We conduct our operations in mainland China through (i) our mainland China subsidiaries and (ii) the VIE with which we maintained these contractual arrangements and their subsidiaries in mainland China. See “Item 4. Information on the Company—C. Organizational Structure” for further details. Investors in our ADSs thus are not purchasing equity interest in the VIE in mainland China but instead are purchasing equity interest in a Cayman Islands holding company with no equity ownership in the VIE.

In the opinion of our PRC legal counsel, (i) the ownership structures of the VIE and our WFOE in mainland China are not in violation of mandatory provisions of applicable laws and regulations of mainland China currently in effect; and (ii) the agreements under the contractual arrangements among our WFOE, the VIE, and shareholders of the VIE governed by laws of mainland China are valid and binding upon each party to such arrangements and enforceable against each party thereto in accordance with their terms and applicable laws and regulations of mainland China currently in effect. However, we have been further advised by our PRC legal counsel that there are substantial uncertainties regarding the interpretation and application of current or future laws and regulations of mainland China. In particular, there are uncertainties as to how the Foreign Investment Law, which was approved by the National People’s Congress on March 15, 2019 and took effect on January 1, 2020, would be interpreted and implemented and if it would represent a major change to the laws and regulations relating to the VIE structures. See “Item 3. Key Information—D. Risk Factors— Risks Relating to Our Corporate Structure—Our current corporate structure and business operations may be substantially affected by the Foreign Investment Law.” We cannot assure you that the PRC government would view our contractual arrangements as in compliance with PRC licensing, registration and other regulatory requirements, with existing policies, or with requirements or policies that may be adopted in the future. For example, on February 17, 2023, the CSRC issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Regulations and five supporting guidelines, and on May 16, 2023, the CSRC issued another supporting guideline, which regulate the direct and indirect overseas offering and listing of PRC domestic companies’ securities by adopting a filing-based regulatory regime. Companies based in mainland China that seek to offer and list securities in overseas markets, either through direct or indirect means, are required to go through the filing procedure with the CSRC and report relevant information. At a press conference held for the Overseas Listing Regulations on February 17, 2023, officials from the CSRC clarified that the CSRC will solicit opinions from the PRC regulatory authorities and complete the filing for companies that seek to offer and list their securities overseas with VIE structure if such companies duly meet the compliance requirements. If we fail to complete the filing with the CSRC in a timely manner, or at all, for our further capital raising activities which are subject to filing requirements under the Overseas Listing Regulations due to the VIE structure, we may be required to unwind the VIE or adjust our business operations to meet the requirements and our ability to raise or utilize funds could be materially and adversely affected. There remain substantial uncertainties as to their interpretation, application, and enforcement of these measures, in particular, for companies with VIE structures, and how they will affect our operations in China and our future capital raising activities.

Our holding company in the Cayman Islands, the VIE, and investments in our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIE and, consequently, the business, financial condition, and results of operations of the VIE and our company as a group. In addition, our ADSs may decline in value or become worthless if we are unable to direct the activities of the VIE, which contributed substantially all of our revenues in 2021, 2022, and 2023. Thus, the PRC government may ultimately take a view contrary to the opinion of our PRC legal counsel. If the PRC government otherwise find that we are in violation of any existing or future laws or regulations of mainland China or lack the necessary permits or licenses to operate our business, the governmental authorities would have broad discretion in dealing with such violation, including, without limitation:

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

If we had direct ownership of the VIE in mainland China, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of the VIE, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by the VIE and its shareholders of their obligations under the contracts. The shareholders of the VIE may not act in the best interests of our company or may not perform their obligations under these contracts. If any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of laws of mainland China and arbitration, litigation and other legal proceedings and therefore will be subject to uncertainties in the PRC legal system. Meanwhile, there are very few precedents as to whether contractual arrangements would be judged to be effective over the consolidated affiliated entities through the contractual arrangements, or how contractual arrangements in the context of a VIE should be interpreted or enforced by the courts of mainland China. Should legal actions become necessary, we cannot guarantee that the court will rule in favor of the enforceability of the VIE contractual arrangements. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, our ability to conduct our business may be materially adversely affected. See “—Any failure by the VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.”

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

All the agreements under our contractual arrangements are governed by laws of mainland China and provide for the resolution of disputes through arbitration in mainland China. Accordingly, these contracts would be interpreted in accordance with laws of mainland China and any disputes would be resolved in accordance with PRC legal procedures. Uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. See “—Risks Relating to Doing Business in China—Uncertainties in the interpretation and enforcement of PRC laws and regulations could adversely affect us.” Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a consolidated VIE should be interpreted or enforced under laws of mainland China. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under laws of mainland China, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in courts of mainland China through arbitration award recognition proceedings, which would require additional expenses and delay. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, our ability to conduct our business may be negatively affected.

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

Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company, except that we could exercise our purchase option under the exclusive purchase option agreements with these shareholders to request them to transfer all of their equity interests in the VIE to an entity in mainland China or individual designated by us, to the extent permitted by laws of mainland China. We rely on Mr. Peng Zhao, who is our Chairman and Chief Executive Officer and also a major shareholder of the VIE, to abide by the laws of the Cayman Islands, which provide that directors and officers owe a fiduciary duty to the company that requires them to act in good faith and in what they believe to be the best interests of the company and not to use their position for personal gains. The shareholders of the VIE have executed powers of attorney to appoint our WFOE to vote on their behalf and exercise voting rights as shareholders of the VIE. If we cannot resolve any conflict of interest or dispute between us and the shareholders of the VIE, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

The shareholders of the VIE may be involved in personal disputes with third parties or other incidents that may have an adverse effect on their respective equity interests in the VIE and the validity or enforceability of our contractual arrangements with the VIE and its shareholders. For example, in the event that any individual shareholder of the VIE divorces his or her spouse, the spouse may claim that the equity interest of the VIE held by such shareholder is part of their community property and should be divided between such shareholder and his or her spouse. If such claim is supported by the court, the equity interest may be obtained by the shareholder’s spouse or another third party who is not subject to obligations under our contractual arrangements, which could result in a loss of our status as the primary beneficiary of the VIE. Similarly, if any of the equity interests of the VIE is inherited by a third party with whom the current contractual arrangements are not binding, we could lose our status as the primary beneficiary of the VIE or have to maintain such status by incurring unpredictable costs, which could cause significant disruption to our business and operations and harm our financial condition and results of operations.

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

On March 15, 2019, the National People’s Congress promulgated the PRC Foreign Investment Law, which took effect on January 1, 2020. There remain substantial uncertainties as to the interpretation and implementation of the PRC Foreign Investment Law. The PRC Foreign Investment Law does not explicitly classify whether VIEs that are controlled through contractual arrangements would be deemed as foreign invested enterprises if they are ultimately “controlled” by foreign investors. However, it has a catch-all provision under definition of “foreign investment” that includes investments made by foreign investors in mainland China through other means as provided by laws, administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions of the State Council to provide for contractual arrangements as a form of foreign investment, at which time it will be uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment in mainland China and if yes, how our contractual arrangements should be dealt with.

The PRC Foreign Investment Law grants national treatment to foreign-invested entities, except for those foreign-invested entities that operate in industries specified as either “restricted” or “prohibited” from foreign investment in the Special Administrative Measures, which we refer to as the “Negative List” for Access of Foreign Investment, jointly promulgated by the Ministry of Commerce and the National Development and Reform Commission and became effective on January 1, 2022. The PRC Foreign Investment Law provides that (i) foreign-invested entities operating in “restricted” industries are required to obtain market entry clearance and other approvals from the PRC government authorities; (ii) foreign investors shall not invest in any industries that are “prohibited” under the Negative List. If our consolidation of the VIE for accounting purpose is deemed as foreign investment in the future, and any business of the VIE is “restricted” or “prohibited” from foreign investment under the “Negative List” effective at the time, we may be deemed to be in violation of the PRC Foreign Investment Law, the contractual arrangements may be deemed as invalid and illegal, and we may be required to unwind such contractual arrangements and/or restructure our business operations, any of which may have a material adverse effect on our business operation.

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

We may lose the ability to use and enjoy assets held by the VIE that are critical to the operation of our business if the VIE declares bankruptcy or becomes subject to a dissolution or liquidation proceeding.

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

The Chinese economy has unique characteristics in many respects, including with regards to government regulations, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in mainland China, such as land, are still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy, and according to the PRC National Bureau of Statistics, the growth rate has been slowing. The online recruitment service industry is highly sensitive to general economic changes. Any adverse changes in economic conditions in China, in the policies of the Chinese government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, lead to a reduction in demand for our services and adversely affect our competitive position. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may not have the same effect on us.

Uncertainties in the interpretation and enforcement of PRC laws and regulations could adversely affect us.

The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value. The overall effect of legislation over the past four decades has significantly enhanced the protections afforded to various forms of foreign investments in China. However, PRC legal system is evolving continually and its recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. Our WFOE is a foreign-invested enterprise and is subject to laws and regulations applicable to foreign-invested enterprises, and our WFOE and the VIE are also subject to various Chinese laws and regulations generally applicable to companies incorporated in mainland China. However, since these laws and regulations are relatively new and may be amended from time to time, and because of the limited number of published decisions and the nonbinding nature of such decisions and the significant discretion the regulators legally have in enforcing them, the interpretations of many laws, regulations, and rules may not be uniform and their enforcement involves uncertainties. These uncertainties may affect our judgment on the relevance of legal requirements and our ability to enforce our contractual rights or tort claims. Besides, the PRC is geographically large and divided into various provinces and municipalities and, as such, different laws, rules, regulations and policies may have different and varying applications and interpretations in different parts of the PRC.

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

On July 6, 2021, the PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies.

On February 17, 2023, the CSRC issued the Overseas Listing Regulations, which became effective on March 31, 2023. Pursuant to the Overseas Listing Regulations, domestic companies in mainland China that directly or indirectly offer or list their securities in an overseas market are required to file with the CSRC. In addition, an overseas listed company must also submit the filing with respect to its follow-on offerings, issuance of convertible corporate bonds and exchangeable bonds, and other equivalent offering activities, within a specific time frame requested under the Overseas Listing Regulations. Based on the foregoing, we may be subject to the filing requirements for our future capital raising activities under the Overseas Listing Regulations. There remain uncertainties as to the interpretation, application and enforcement of these regulations and how these regulations will affect our operations and future overseas offerings. We cannot assure you that we will be able to complete such filing in a timely manner and fully comply with such regulations to maintain the listing status of our ADSs and/or other securities, or to conduct any securities offerings in the future. In addition, we cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us. If it is determined in the future that approval and filing from the CSRC or other regulatory authorities or other procedures, such as a cybersecurity review, are required for our future overseas offerings, it is uncertain whether we can or how long it will take us to obtain such approval or complete such filing procedures and any such approval or filing could be rescinded or rejected. Any failure to obtain or delay in obtaining such approval or completing such filing procedures for our overseas offerings, or a rescission of any such approval or filing if obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities for failure to seek CSRC approval or filing or other government review or authorization for our overseas offerings. These regulatory authorities may impose fines and penalties on our operations in mainland China, limit our ability to pay dividends outside of mainland China, limit our operating privileges in mainland China, delay or restrict the repatriation of the proceeds from our offshore offerings into mainland China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our shares. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our overseas offerings. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our overseas offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our shares. See “—Risks Relating to Our Business and Industry—Our business is subject to complex and evolving laws and regulations in mainland China. Many of these laws and regulations are subject to change and uncertain interpretation, and could result in claims, changes to our business practices, monetary penalties, increased cost of operations, or declines in user growth or engagement, or otherwise harm our business.”

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

Pursuant to the HFCAA, as amended by the Consolidated Appropriations Act, 2023, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, and our auditor was subject to that determination. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we were not identified as a Commission-Identified Issuer under the HFCAA after we filed our annual report on Form 20-F for the fiscal year ended December 31, 2022 and do not expect to be identified so after we file this annual report on Form 20-F.

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

We are a holding company, and we may rely on dividends and other distributions on equity paid by our mainland China subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. Current PRC regulations permit our mainland China subsidiaries to pay dividends to us only out of their accumulated after-tax profits upon satisfaction of the statutory conditions and procedures, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our mainland China subsidiaries is required to set aside at least 10% of its accumulated profits each year, after making up previous years’ accumulated losses, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. For a detailed discussion of applicable PRC regulations governing distribution of dividends, see “Item 4. Information on the Company—B. Business Overview—Regulations— Regulations Relating to Dividend Distributions.” Additionally, if our mainland China subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends or make other distributions to us. Any limitation on the ability of our mainland China subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

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

In addition, the PRC Enterprise Income Tax Law and its implementation rules provide that a withholding tax at a rate of 10% will be applicable to dividends payable by Chinese companies to non-mainland China-resident enterprises unless reduced under treaties or arrangements between the PRC central government and governments of other countries or regions where the non-mainland China resident enterprises are tax resident. See “—We may not be able to obtain certain benefits on dividends paid by our mainland China subsidiaries to us through our Hong Kong subsidiary.”

Increases in labor costs and enforcement of stricter labor laws and regulations in China may adversely affect our business and our profitability.

China’s overall economy and the average wage in China have increased in recent years, and we expect them to continue to grow. The average wage level for our employees has also increased in recent years. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to pass on these increased labor costs to those who pay for our services, our profitability and results of operations may be materially and adversely affected.

We are subject to regulatory requirements in connection with entering into labor contracts with our employees and paying various statutory employee benefits, including pensions insurance, housing provident fund, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. The PRC Labor Contract Law and its implementation rules govern signing labor contracts, minimum wages, paying remuneration, determining the term of employee’s probation and unilaterally terminating labor contracts. In addition, enterprises are forbidden to force laborers to work beyond the time limit and employers shall pay laborers for overtime work in accordance with the laws and regulations. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the PRC Labor Contract Law and its implementation rules may limit our ability to effect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations.

We cannot assure you that we have complied, or as the interpretation and implementation of labor-related laws and regulations are still evolving, we cannot assure you that we will be able to comply with all labor-related law and regulations, including those relating to obligations to make social insurance payments, to contribute to the housing provident fund, and to make overtime payment and other similar payment payable by us to our employees. If we are deemed to have violated labor laws and regulations, we could be required to provide additional compensation to our employees and be subject to orders by competent labor authorities for rectification, and failure to comply with the orders may further subject us to administrative fines. In such an event, our business, financial condition and results of operations will be adversely affected.

Our business may be negatively affected if we fail to comply with social insurance and housing provident fund related laws and regulations.

We are required by the PRC Labor Law and the relevant regulations to pay various statutory employee benefits, including pensions insurance, medical insurance, work-related injury insurance, unemployment insurance, maternity insurance and housing provident fund, to designated government agencies for the benefit of our employees and associates. In October 2010, the Standing Committee of the National People’s Congress promulgated the Social Insurance Law of the PRC, effective on July 1, 2011 and amended on December 29, 2018. On April 3, 1999, the State Council promulgated the Regulations on the Administration of Housing Provident Fund, which were amended on March 24, 2002 and March 24, 2019. Companies registered and operating in mainland China are required under the Social Insurance Law of the PRC and the Regulations on the Administration of Housing Provident Fund to apply for social insurance registration and housing provident fund deposit registration within 30 days of their establishment and to pay for their employees different social insurance including pension insurance, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to the extent required by law. We could be subject to orders by competent labor authorities for rectification if we fail to comply with such social insurance and housing provident fund related laws and regulations, and failure to comply with the orders may further subject us to administrative fines. The relevant government agencies may examine whether an employer has made adequate payments of the requisite statutory employee benefits, and employers who fail to make adequate payments may be subject to late payment fees, fines and/or other penalties. If the PRC authorities determine that we shall make supplemental social insurance and housing provident fund contributions or that we are subject to fines and legal sanctions in relation to our failure to make social insurance and housing provident fund contributions in full for our employees, our business, financial condition and results of operations may be adversely affected.

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

Most of the aforementioned ways of making loans or investments in entities in mainland China are subject to regulations and approvals of mainland China. For example, any loans to our mainland China subsidiaries and the VIE are subject to applicable foreign loan registrations with the local counterpart of SAFE and limitation on amount under laws of mainland China. If we decide to finance our wholly owned subsidiary in mainland China by means of capital contributions, these capital contributions are subject to filing and registration with certain PRC government authorities, including the Ministry of Commerce or its local counterparts and the SAMR through its Enterprise Registration System, the National Enterprise Credit Information Publicity System and the local counterpart of SAFE. In addition, a foreign invested enterprise shall use its capital pursuant to the principle of authenticity and self-use within its business scope.

SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Mode of Management of Settlement of Foreign Exchange Capital of Foreign Invested Enterprises, or SAFE Circular 19, effective on June 1, 2015 and last amended on March 23, 2023, in replacement of a former regulation. According to SAFE Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans (unless otherwise permitted in the business license), the repayment of inter-enterprise loans or the repayment of bank loans that have been transferred to a third party. Although SAFE Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within mainland China, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether SAFE will permit such capital to be used for equity investments in mainland China in actual practice. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, effective on June 9, 2016 and last amended on December 4, 2023, which reiterates some of the rules set forth in SAFE Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Specifically, SAFE Circular 16 provides that the capital of a foreign invested enterprise shall not be used for the following purposes: (i) directly or indirectly used for payment beyond the business scope of such foreign invested enterprise or the payment prohibited by the laws and regulations; (ii) directly or indirectly used for investment in securities or other investments excluding financial products and structured deposits with risk rating results not higher than Grade II unless otherwise provided by the laws and regulations; (iii) the granting of loans to non-affiliated enterprises, except where it is expressly permitted in the business license; and (iv) paying the expenses related to the purchase of residential real estate that is not for self-use (except for the enterprises primarily involved in the development, operation, and management of real estate, or those engaged in the rental property business). Violations of SAFE Circular 19 and SAFE Circular 16 could result in administrative penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer any foreign currency we hold, including the net proceeds from our offshore offerings, to our mainland China subsidiaries, which may adversely affect our liquidity and our ability to fund and expand our business in mainland China. On October 23, 2019, the SAFE promulgated the Notice of the State Administration of Foreign Exchange on Further Promoting the Convenience of Cross-border Trade and Investment, or SAFE Circular 28, last amended on December 4, 2023, which, among other things, allows all foreign-invested companies to use Renminbi converted from foreign currency-denominated capital for equity investments in mainland China, as long as the equity investment is genuine, does not violate applicable laws, and complies with the negative list on foreign investment. On April 10, 2020, SAFE promulgated the Circular on Optimizing Administration of Foreign Exchange to Support the Development of Foreign-related Business, or SAFE Circular 8, under which eligible enterprises are allowed to make domestic payments by using their capital funds, foreign loans and the income under capital accounts of overseas listing without providing the evidentiary materials concerning authenticity of each expenditure in advance, provided that their capital use shall be authentic and conforms to the prevailing administrative regulations on the use of income under capital accounts. On December 4, 2023, SAFE issued the Notice by the State Administration of Foreign Exchange of Further Deepening Reforms to Facilitating Cross-border Trade and Investment, providing that qualified “high and new technology enterprises,” “specialized, featured and new enterprises” and “small and medium-sized high-tech enterprises” in Tianjin, Shanghai, Jiangsu, Shandong (including Qingdao), Hubei, Guangdong (including Shenzhen), Sichuan, Shaanxi, Beijing, Chongqing, Zhejiang (including Ningbo), Anhui, Hunan, and Hainan may borrow foreign debts freely within the limit of the equivalent of US$10 million, and qualified “high and new technology enterprises,” “specialized, featured and new enterprises” and “small and medium-sized high-tech enterprises” in other regions may borrow foreign debts freely within the limit of the equivalent of US$5 million. Since this notice, SAFE Circular 28 and SAFE Circular 8 are relatively new, it is unclear how SAFE and competent banks will carry them out in practice.

Because we direct the activities of the VIE through contractual arrangements, we are not able to make capital contribution to the VIE and its subsidiaries; however, we may provide financial support to them by loans. Under the laws and regulations of mainland China, loans to the VIE directly from the Cayman entity shall not exceed 200% of the net assets of the VIE, whereas loans from our mainland China subsidiaries, subject to the laws and regulations of mainland China concerning foreign currency, are not subject to amount limitations. Even though Renminbi capital, foreign debt and repatriated funds raised through overseas listing may be used at the discretion of the foreign-invested enterprise pursuant to SAFE Circular 19 and SAFE Circular 16, it is still not clear whether our mainland China subsidiaries, as foreign invested enterprises, are allowed to extend intercompany loans to the VIE. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Foreign Exchange—Regulations on Foreign Currency Exchange.”

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

In July 2014, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles, or SAFE Circular 37. SAFE Circular 37 requires mainland China residents (including PRC individuals and PRC corporate entities as well as foreign individuals that are deemed as mainland China residents for foreign exchange administration purposes) to register with SAFE or its local branches in connection with their direct or indirect offshore investment activities. SAFE Circular 37 further requires amendment to the SAFE registrations in the event of any changes with respect to the basic information of the offshore special purpose vehicle, such as change of a PRC individual shareholder, name and operation term, or any significant changes with respect to the offshore special purpose vehicle, such as increase or decrease of capital contribution, share transfer or exchange, or mergers or divisions. SAFE Circular 37 is applicable to our shareholders who are mainland China residents and may be applicable to any offshore acquisitions that we make in the future. According to the Notice on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment released on February 13, 2015 by the SAFE, and amended on December 30, 2019, local banks will examine and handle foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration, under SAFE Circular 37 from June 1, 2015. The mainland China residents shall, by themselves or entrusting accounting firms or banks, file with the online information system designated by SAFE with respect to its existing rights under offshore direct investment each year prior to the requisite time.

If our shareholders or beneficial owners who are mainland China residents do not complete their registration or change of the registration with the local SAFE branches or qualified local banks or complete annual filing of its existing rights under offshore direct investment, or fail to obtain the approval or complete the filing with the National Development and Reform Commission or the Ministry of Commerce or their local counterparts relating to the overseas investment activities, our mainland China subsidiaries may be prohibited from distributing to us its profits and proceeds from any reduction in capital, share transfer or liquidation, and we may be restricted in our ability to contribute additional capital to our mainland China subsidiaries. Moreover, failure to comply with the SAFE registration described above could result in liability under laws of mainland China for evasion of applicable foreign exchange restrictions.

We have used our best efforts to notify mainland China residents who directly or indirectly hold shares in our Cayman Islands holding company and who are known to us as being mainland China residents to timely complete the foreign exchange registrations and the annual filings of their existing rights under offshore direct investment. However, we may not be informed of the identities of all the mainland China residents or entities holding direct or indirect interest in our company, nor can we compel our all shareholders or beneficial owners who are mainland China residents to comply with SAFE registration requirements or other regulations relating to overseas investment activities issued by the National Development and Reform Commission and the Ministry of Commerce. We cannot assure you that all shareholders or beneficial owners of ours who are mainland China residents have complied with, and will in the future make, obtain or update any applicable registrations or approvals required by, SAFE regulations or other regulations relating to overseas investment activities issued by the National Development and Reform Commission and the Ministry of Commerce.

The failure or inability of such shareholders or beneficial owners to comply with SAFE regulations, or our failure to amend the foreign exchange registrations of our mainland China subsidiaries, or other regulations relating to overseas investment activities issued by the National Development and Reform Commission and the Ministry of Commerce, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our mainland China subsidiaries’ ability to make distributions or pay dividends to us or affect our ownership structure. As a result, our business operations and our ability to distribute profits to you could be materially and adversely affected.

Mainland China’s M&A Rules and certain other PRC regulations establish complex procedures for certain acquisitions of PRC companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in mainland China.

A number of laws and regulations of mainland China have established procedures and requirements that could make merger and acquisition activities in mainland China by foreign investors more time consuming and complex. In addition to the Anti-Monopoly Law of the PRC, itself, these include the Rules on Acquisition of Domestic Enterprises by Foreign Investors adopted by six PRC regulatory agencies in 2006, which were amended in 2009, and the Rules of the Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors promulgated in 2011. These laws and regulations impose requirements in some instances that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. In addition, the Anti-Monopoly Law of the PRC requires that the Ministry of Commerce be notified in advance of any concentration of undertaking if certain thresholds are triggered. Moreover, the Rules of the Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the Ministry of Commerce, and prohibit any attempt to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the regulations to complete such transactions could be time consuming, and any required approval processes, including approval from the Ministry of Commerce, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

It may be difficult for overseas regulators to conduct investigation or collect evidence within mainland China.

Shareholder claims or regulatory investigation that are common in Hong Kong or the United States generally are difficult to pursue as a matter of law or practicality in the Chinese mainland. For example, in the Chinese mainland, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside of the Chinese mainland. Although the authorities in the Chinese mainland may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of mainland China. The Provisions on Strengthening the Confidentiality and Archive Management Work Relating to the Overseas Securities Offering and Listing by Domestic Companies, which became effective on March 31, 2023, provides that overseas securities regulatory authorities or other relevant regulatory authorities shall conduct investigation and evidence collection in relation to the overseas offering and listing of the securities of PRC domestic companies through cross-border cooperation. PRC domestic companies shall obtain prior consent from the CSRC or other domestic authorities before cooperating with such overseas securities regulatory authorities or other overseas authorities in connection with such inspections or investigations or providing documents to such overseas securities regulatory authorities or other overseas authorities. The inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within mainland China may further increase difficulties faced by you in protecting your interests. See also “—Risks Relating to Our Shares and Our ADSs—You may face difficulties in protecting your interests, and your ability to protect your rights through Hong Kong or U.S. courts may be limited, because we are incorporated under Cayman Islands law” for risks associated with investing in us as a Cayman Islands company.

Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

Pursuant to SAFE Circular 37, mainland China residents who participate in share incentive plans in overseas non-publicly listed companies due to their position as director, senior management or employees of the mainland China subsidiaries of the overseas companies may submit applications to SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose companies. Our directors, executive officers and other employees who are mainland China residents and who have been granted share-based awards may follow SAFE Circular 37 to apply for the foreign exchange registration before our company becomes an overseas listed company. In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plans of Overseas Publicly Listed Company, or SAFE Circular 7. Under SAFE Circular 7 and other rules and regulations, mainland China residents who participate in stock incentive plan in an overseas publicly listed company are required to register with SAFE or its local branches and complete certain other procedures. Participants of a stock incentive plan who are mainland China residents must retain a qualified PRC agent, which could be a subsidiary in mainland China of such overseas publicly listed company or another qualified institution selected by such subsidiary in mainland China, to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of its participants. Such participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of share-based awards, the purchase and sale of corresponding shares or interests and fund transfers. In addition, the PRC agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agent or the overseas entrusted institution or other material changes. We and our PRC employees who have been granted share-based awards are subject to SAFE Circular 7 and other rules and regulations these regulations. Failure of our PRC share-based award holders to complete their SAFE registrations may subject these mainland China residents to fines and legal sanctions and may also limit our ability to contribute additional capital into our mainland China subsidiaries, limit our mainland China subsidiaries’ ability to distribute dividends to us, adopt additional incentive plans for our directors or employees under laws of mainland China or otherwise materially adversely affect our business. Our stock incentive plan has been registered with the Sanya branch of SAFE through Hainan Huapin Borui Network Technology Co., Ltd. as the domestic agent under SAFE Circular 7.

In addition, the State Administration of Taxation has issued certain circulars concerning employee share options and restricted shares. Under these circulars, our employees working in mainland China who exercise share options or are granted restricted shares will be subject to PRC individual income tax. Our mainland China subsidiaries have obligations to file documents related to employee share options or restricted shares with the tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to the laws and regulations, we may face sanctions imposed by the tax authorities or other PRC government authorities.

If we are classified as a mainland China resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-mainland China shareholders or ADS holders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of mainland China with a “de facto management body” within mainland China is considered a mainland China resident enterprise and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, productions, personnel, accounts and properties of an enterprise. In 2009, the State Administration of Taxation issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in mainland China. Although Circular 82 only applies to offshore enterprises controlled by mainland China enterprises or mainland China enterprise groups, not those controlled by PRC individuals or foreigners like us, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a mainland China enterprise or a mainland China enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in mainland China and will be subject to mainland China enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in mainland China; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in mainland China; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in mainland China; and (iv) at least 50% of voting board members or senior executives habitually reside in mainland China.

We believe that none of our entities outside of mainland China is a mainland China resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that we are a mainland China resident enterprise for enterprise income tax purposes, we will be subject to the enterprise income tax on our global income at the rate of 25% and we will be required to comply with mainland China enterprise income tax reporting obligations. In addition, gains realized on the sale or other disposition of the Class A ordinary shares and/or ADSs may be subject to PRC tax, at a rate of 10% in the case of non-resident enterprises unless otherwise reduced or exempted by applicable tax treaties or similar arrangements, or 20% in the case of non-resident individuals, if such gains are deemed to be from PRC sources. It is unclear whether non-mainland China shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and mainland China in the event that we are treated as a mainland China resident enterprise. Any such tax may reduce the returns on your investment in the Class A ordinary shares and/or ADSs.

In addition to the uncertainty as to the application of the “resident enterprise” classification, we cannot assure you that the PRC government will not amend or revise the taxation laws, rules and regulations to impose stricter tax requirements or higher tax rates. Any of such changes could materially and adversely affect our financial condition and results of operations.

We may not be able to obtain certain benefits on dividends paid by our mainland China subsidiaries to us through our Hong Kong subsidiary.

We are a holding company incorporated under the laws of the Cayman Islands and as such rely on dividends and other distributions on equity from our mainland China subsidiaries to satisfy part of our liquidity requirements. Pursuant to the PRC Enterprise Income Tax Law, a withholding tax rate of 10% currently applies to dividends paid by a mainland China “resident enterprise” to a foreign enterprise investor, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with mainland China that provides for preferential tax treatment. Pursuant to the Arrangement between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation on Income, such withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a mainland China enterprise. According to the Announcement of the State Administration of Taxation on Issues concerning the “Beneficial Owner” in Tax Treaties, which became effective in April 2018, whether a resident enterprise is a “beneficial owner” that can apply for a low tax rate under tax treaties depends on an overall assessment of several factors, which may bring uncertainties to the applicability of preferential tax treatment under the tax treaties. Furthermore, the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Treaties, which became effective in January 2020, require non-resident enterprises to determine whether they are qualified to enjoy the preferential tax treatment under the tax treaties and file reports and other materials with the tax authorities. There are also other conditions for enjoying the reduced withholding tax rate. See “Item 10. Additional Information—E. Taxation.” In the future, we intend to re-invest all earnings, if any, generated from our mainland China subsidiaries for the operation and expansion of our business in China. Should our tax policy change to allow for offshore distribution of our earnings, we would be subject to a significant withholding tax. We cannot assure you that our determination regarding our qualification to enjoy the preferential tax treatment will not be challenged by the tax authority or we will be able to complete the necessary filings with the tax authority and enjoy the preferential withholding tax rate of 5% under the arrangement with respect to dividends to be paid by our mainland China subsidiaries to our Hong Kong subsidiary.

We face uncertainty with respect to indirect transfers of equity interests in mainland China resident enterprises by their non-mainland China holding companies.

In February 2015, the State Administration of Taxation issued the Bulletin on Issues of Enterprise Income Tax on Indirect Transfer of Assets by Non-Resident Enterprises, or SAT Bulletin 7. SAT Bulletin 7 extends its tax jurisdiction to not only indirect transfers but also transactions involving transfer of other taxable assets, through the offshore transfer of a foreign intermediate holding company. In addition, SAT Bulletin 7 provides certain criteria on how to assess reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Bulletin 7 also brings challenges to both the foreign transferor and transferee (or other person who is obligated to pay for the transfer) of the taxable assets. Where a nonresident enterprise conducts an “indirect transfer” by transferring the taxable assets indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise being the transferor, or the transferee, or the mainland China entity which directly owned the taxable assets may report to the tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to mainland China enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a mainland China resident enterprise unless otherwise reduced or exempted by applicable tax treaties or similar arrangements. On October 17, 2017, the State Administration of Taxation issued the Bulletin on Issues Concerning the Withholding of Non-PRC Resident Enterprise Income Tax at Source, or SAT Bulletin 37, which came into effect on December 1, 2017 and amended on June 15, 2018. The SAT Bulletin 37 further clarifies the practice and procedure of the withholding of nonresident enterprise income tax.

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

Under laws of mainland China, legal documents for corporate transactions are executed using the chops or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with the relevant branch of the SAMR. Although we usually utilize chops to enter into contracts, the designated legal representatives of our WFOE and the VIE have the apparent authority to enter into contracts on behalf of these entities without chops and bind the entities. The designated legal representatives of our entities in mainland China have signed employment agreements with us or these entities in mainland China under which they agree to abide by various duties. In order to maintain the physical security of our chops and chops of our entities in mainland China, we generally store these items in secured locations accessible only by the authorized personnel in the administrative department of each of our subsidiaries. Although we monitor such authorized personnel, there is no assurance such procedures will prevent all instances of abuse or negligence. Accordingly, if any of our authorized personnel misuse or misappropriate our corporate chops or seals, we could encounter difficulties in maintaining control over the entities and experience significant disruption to our operations. If a designated legal representative obtains control of the chops in an effort to obtain control over our entities in mainland China, we or our entities in mainland China would need to pass a new shareholder or board resolution to designate a new legal representative and we would need to take legal action to seek the return of the chops, apply for new chops with the authorities, or otherwise seek legal redress for the violation of the representative’s fiduciary duties to us, which could involve significant time and resources and divert management attention away from our regular business. In addition, the affected entities may not be able to recover corporate assets that are sold or transferred out of our control in the event of such a misappropriation if a transferee relies on the apparent authority of the representative and acts in good faith.

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

In addition to market and industry factors, the price and trading volume for the Class A ordinary shares and/or ADSs may be highly volatile for factors specific to our own operations, including the following:

●	actual or anticipated variations in our revenues, earnings and cash flow;
●	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;
●	fluctuations in key operating metrics;
●	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;
●	announcements of new offerings, solutions and expansions by us or our competitors;
●	announcements of studies and reports relating to the quality of the services offered in our online recruitment platform or similar platforms of our competitors;
●	failure of securities analysts to initiate or maintain coverage of our company, changes in financial estimates by securities analysts who follow our company or our failure to meet these estimates or the expectations of investors;

●	detrimental adverse publicity about us, our services or our industry;
●	announcements of new regulations, rules or policies relevant to our business;
●	additions or departures of key personnel;
●	potential sales of additional equity securities;
●	potential litigation or regulatory investigations; and
●	other events or factors, including those resulting from war, epidemics, incidents of terrorism or responses to these events.

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

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. A shareholder class action lawsuit has been filed against us and certain of our directors and officers. See “Item 4. Information on the Company—B. Business Overview—Legal and Administrative Proceedings” for more details. Our involvement in a class action suit could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares or ADSs may view as beneficial.

Pursuant to our currently effective memorandum and articles of association, our authorized share capital consists of Class A ordinary shares and Class B ordinary shares (with certain shares remaining undesignated, with power for our directors to designate and issue such classes of shares as they think fit in accordance with our memorandum and articles of association). Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to 10 votes per share, subject to certain exceptions as set out in our memorandum and articles of association. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Mr. Peng Zhao, our Founder, Chairman and Chief Executive Officer, beneficially owns all of our issued Class B ordinary shares. As of February 29, 2024 these Class B ordinary shares constituted 15.9% of our total issued and outstanding share capital and 65.4% of the aggregate voting power of our total issued and outstanding share capital, subject to certain exceptions, due to the disparate voting powers associated with our dual-class share structure. As a result of the dual-class share structure and the concentration of ownership, holders of Class B ordinary shares will have considerable influence over matters such as decisions regarding mergers and consolidations, election of directors and other significant corporate actions. Such holders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our Class A ordinary shares and/or ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

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

On March 9, 2022, our board of directors authorized a share repurchase program for the repurchase of up to US$150 million of our shares (including in the form of ADSs) over the following 12 months. We repurchased US$131.2 million of our shares during that 12-month period. On March 20, 2023, our board of directors authorized a new share repurchase program for the repurchase of up to US$150 million of our shares (including in the form of ADSs) over the following 12 months. We repurchased US$26.0 million of our shares during that 12-month period. On March 12, 2024, our board of directors authorized a new share repurchase program effective from March 20, 2024 for a 12-month period, under which we may repurchase up to US$200 million of our shares (including in the form of ADSs).

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

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, or if they adversely change their recommendations regarding the Class A ordinary shares and/or ADSs, the market price for our Class A ordinary shares and ADSs and trading volume could decline.

The trading market for our Class A ordinary shares and/or ADSs will depend in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who covers us downgrades our Class A ordinary shares and/or ADSs or publishes inaccurate or unfavorable research about our business, the market price for our Class A ordinary shares and/or ADSs would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for our Class A ordinary shares and ADSs to decline.

You may need to rely on price appreciation of our Class A ordinary shares and/or ADSs for return on your investment.

Our board of directors approved a special cash dividend in the amount of US$0.09 per Class A ordinary share, or US$0.18 per ADS in November 2023. The aggregate amount of the dividend was approximately US$79.2 million. Our board of directors may declare, and our company may pay, dividends after taking into account the results of operations, financial condition, cash flow, operating and capital expenditure requirements, future business development strategies and estimates and other factors as they may deem relevant.

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

Short selling is the practice of selling securities that the seller does not own but rather has borrowed from a third party with the intention of buying identical securities back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s interest for the price of the security to decline, many short sellers publish, or arrange for the publication of, negative opinions regarding the issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling a security short. These short attacks have, in the past, led to selling of shares in the market.

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

It is not clear what effect such negative publicity could have on us. If we were to become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the short seller by principles of freedom of speech, applicable state law or issues of commercial confidentiality. Such a situation could be costly and time-consuming, and could distract our management from growing our business. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact our business operations, and any investment in the Class A ordinary shares and/or ADSs could be greatly reduced or even rendered worthless.

Substantial future sales or perceived potential sales of our Class A ordinary shares and/or ADSs in the public market could cause the price of our Class A ordinary shares and/or ADSs to decline.

Sales of our Class A ordinary shares and/or ADSs in the public market, or the perception that these sales could occur, could cause the market price of our Class A ordinary shares and/or ADSs to decline. Such sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. If any existing shareholder or shareholders sell a substantial amount of our Class A ordinary shares and/or ADSs, the prevailing market price for our Class A ordinary shares and/or ADSs could be adversely affected.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year, which could subject U.S. Holders of our ADSs to significant adverse United States federal income tax consequences.

A non-U.S. corporation, such as our company, will be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income, or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income (the “asset test”). Although the law in this regard is not entirely clear, we treat the VIE (including its subsidiaries) as being owned by us for U.S. federal income tax purposes because we control their management decisions and are entitled to substantially all of the economic benefits associated with them. As a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of the VIE for U.S. federal income tax purposes, we may be treated as a PFIC for the current taxable year and any subsequent taxable year. Assuming that we are the owner of the VIE for U.S. federal income tax purposes, we do not believe that we were a PFIC for the taxable year ended December 31, 2023 and do not expect to be a PFIC for the current taxable year or the foreseeable future.

While we do not expect to be or become a PFIC, no assurance can be given in this regard because the determination of whether we will be or become a PFIC for any taxable year is a fact intensive determination made annually that depends, in part, upon the composition and classification of our income and assets. Fluctuations in the market price of our Class A ordinary shares and ADSs may cause us to be or become a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of our Class A ordinary shares and ADSs from time to time (which may be volatile).

If we are or become a PFIC for any taxable year during which a U.S. Holder (as defined in “Item 10. Additional Information —E. Taxation—United States Federal Income Tax Considerations—General”) holds our ADSs, certain adverse U.S. federal income tax consequences could apply to the U.S. Holder. See “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations—Passive foreign investment company considerations.”

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

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act (As Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors owed to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors owed to us under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in Hong Kong or the United States. In particular, the Cayman Islands has a less developed body of securities laws than Hong Kong or the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, with respect to Cayman Islands companies, plaintiffs may face special obstacles, including but not limited to those relating to jurisdiction and standing, in attempting to assert derivative claims in state or federal courts of the United States.

Shareholders of Cayman Islands exempted companies like our company have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies (other than our memorandum and articles of association, our register of mortgages and charges and special resolutions of our shareholders). Save that any register of members held in Hong Kong shall during normal business hours be open to inspection by a shareholder without charge and any other person on payment of a fee of such amount not exceeding the maximum amount as may from time to time be permitted under the Hong Kong Listing Rules as the Board may determine for each inspection, our directors have discretion under our memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

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

We are an exempted company incorporated under the laws of the Cayman Islands. However, we conduct substantially all of our operations in mainland China and most of our assets are located in mainland China. In addition, all of our directors and senior executive officers reside within mainland China for at least a significant portion of the time and most are PRC nationals. As a result, it may be difficult for you to effect service of process upon us or our management residing in mainland China. It may also be difficult for you to enforce in U.S. courts of the judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state. On January 9, 2021, the Ministry of Commerce promulgated the Measures for Blocking Improper Extraterritorial Application of Foreign Laws and Measures with immediate effect. Under these measures, if a citizen, legal person or other organization of mainland China is prohibited or restricted by foreign legislation and other measures from engaging in normal economic, trade and related activities with a third state (or region) or its citizens, legal persons or other organizations, the citizen, legal person or other organization shall truthfully report such matters to the Ministry of Commerce within 30 days. Upon assessment and confirmation that there exists unjustified extra-territorial application of foreign legislation and other measures, the Ministry of Commerce will issue a prohibition order to prevent the foreign legislation and other measures from being accepted, executed, or observed, but such a citizen, legal person or other organization may apply to the Ministry of Commerce for an exemption from compliance with such prohibition order. However, since these measures are relatively new, their enforcement involves uncertainty in practice.

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

Companies that have experienced volatility in the volume and market price of their shares have been subject to an increased incidence of securities class action litigation. We have been involved in such disputes in the past and have settled them. We may become the target of this type of litigation again in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, and, if adversely determined, could have a material adverse effect on our business, financial condition and results of operations.

Item 4.Information on the Company

A.	History and Development of the Company

We commenced operations by setting up Beijing Huapin Borui Network Technology Co., Ltd., which we refer to as the VIE, in December 2013. Our holding company, KANZHUN LIMITED, was incorporated in January 2014 to facilitate offshore financing.

In February 2014, KANZHUN LIMITED established a wholly owned subsidiary in Hong Kong, Techfish Limited. In May 2014, Techfish Limited established a wholly owned subsidiary in mainland China, Beijing Glorywolf Co., Ltd. In May 2014, we entered into a series of contractual arrangements with the VIE and its sole shareholder then to direct the activities of the VIE. The contractual arrangements with the VIE were subsequently replaced and superseded by updated agreements as a result of change in the VIE’s shareholders in December 2014, June 2016, February 2017, February 2020 and September 2022. In January 2024, the contractual arrangements were replaced by new contractual arrangements entered into among the VIE, its shareholders and another Techfish Limited’s wholly owned subsidiary in mainland China, Beijing Highland Wolf Technology Co., Ltd., through which our interests in the VIE remain unchanged.

In July 2014, we launched our “BOSS Zhipin” app.

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

We are a leading online recruitment platform in China. Leveraging the power of our business model and technology innovations, we efficiently connect job seekers and enterprise users and reinvent how they interact with each other, thereby greatly improving their job hunting and recruitment efficiency. Our average MAU grew from 27.1 million in 2021 to 28.7 million in 2022, and further to 42.3 million in 2023. As of December 31, 2023, we had served 24.5 million verified enterprise users, 166.8 million verified job seekers and 13.3 million verified enterprises. We recorded paid enterprise customers of 4.0 million in 2021, 3.6 million in 2022, and 5.2 million in 2023. In 2023, our average DAU as percentage of average MAU reached 26.3%. In 2023, our platform generated an average of 4.8 billion chat messages every month.

We serve white-collar and gold-collar users, blue-collar users and college students, as well as a variety of employers, large and small, in numerous industries and from diverse geographical areas. As of December 31, 2023, white-collar and gold-collar users, blue-collar users, and college students comprised 51.3%, 32.9% and 15.7%, respectively, of our job seeker user base. We serve all 2023 Fortune China 500 companies. Out of the total number of verified enterprises we served, 87.3% had fewer than 100 employees as of December 31, 2023.

Our Platform

We connect job seekers and enterprise users in an efficient and seamless manner mainly through our BOSS Zhipin mobile app, a mobile-native online recruitment platform that promotes instant direct chats between enterprise users and job seekers, delivers accurate matching results, and is powered by proprietary algorithms and big data insights. We focus on enhancing user experience by delivering efficient, intuitive and convenient experience to them throughout the recruitment cycle.

Our platform participants

Job seekers: We have a large and fast growing pool of job seekers consisting of white-collar and gold-collar users, blue-collar users and college students.

Enterprise users: We serve an extensive network of employers covering small, mid-sized and large businesses across a broad range of industries and diverse geographic areas. Enterprise users of our platform include Bosses and recruiting professionals.

Bosses: Bosses refer to executives or middle-level managers of large enterprises and SMEs and micro business owners, who are the key decision makers that can better assess candidates’ capabilities, including their soft skills and cultural fit, and more efficiently identify the best people for their businesses. We get the Bosses involved on our platform since our inception. Our innovative model facilitates direct interaction between job seekers and Bosses, fulfills the undiscovered demands of hiring decision makers to directly participate in the recruiting process at an early stage, and allows us to amass a large number of Bosses. As of December 31, 2023, 67.1% of our verified enterprise users are not professional recruiting personnel, and we categorize these people as “Bosses.”

Recruiting professionals: We also serve recruiting professionals, including human resource officers and specialized hiring function employees of an employer, headhunters and hiring staff from human resource agencies.

Our pioneering features and value propositions

Mobile-native. We started as a mobile app, and we were built for the era of mobile internet. We were among the first to launch an online recruitment platform that is entirely based on a mobile application. The ideology of creating a mobile-native recruitment platform is the foundation for our innovative business model that enables intelligent recommendation and two-way interactive communication and underpins many aspects of our operation. Our user interface and service design are centered around our mobile offerings, providing social-media-app type of enjoyable and intuitive user experience while enabling job seekers and enterprise users to engage in meaningful communication anytime, anywhere and receive quick responses.

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

Direct chat. Either job seekers or enterprise users can initiate direct chats with their counterparties on our platform throughout the recruitment process. Direct chatting ensures that our users are active with real demands for job opportunities or candidates, and users can confirm each other’s intentions and their suitability before the interview, which makes their experience highly informative and efficient. Meanwhile, we are dedicated to protecting the job seekers’ privacy. Enterprise users are not allowed to access job seekers’ full resume or their contact information without job seekers’ consent. We were the first to adopt a business model that promotes two-way communication through direct chat and resume delivery upon consent among online recruitment platforms.

Our Services

Our services are designed for improving job hunting and recruitment efficiency to elevate user experience.

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

Our direct recruitment service includes below major functions:

Informative and interactive user page

To start the journey on our platform, job seekers are required to provide basic personal and professional information, to create a mini resume which can be viewed by interested enterprise users. Enterprise users can set up their own accounts, provide the background information of their company, their working experiences, and suggest why job seekers should consider joining the company on profiles. They can then post job openings and interact with job seekers on the platform.

Tailored and accurate recommendation serves full-spectrum of users

Our typical user experience begins from the main feed, where users scroll through the recommended job postings or candidate listings and other customized professional content displayed on our platform which offers similar browsing experiences as social media apps do. We leverage our proprietary algorithms and machine learning technologies to match and connect the right person with the right position through our curated job posting and candidate recommendations. We utilize large scale of data, apply machine learning technologies to build and refine our advanced proprietary algorithms that enable customized job recommendation for our users at a massive scale, which makes it possible for us to serve diverse user bases on one mobile app. As a result, we have achieved full user coverage of white-collar and gold-collar users, blue-collar users and college students, and have served a full spectrum of employers, large and small, in numerous industries and from diverse geographical areas, developing a powerful network effect.

Direct communication facilitates user engagement

After reviewing job seeker’s professional profiles, enterprise users can initiate direct conversations with job seekers to tell them more about their companies or a specific opportunity. Job seekers can also reach out to enterprise users to express their interests in a specific position through text and voice messages, emoticons and pictures. Our instant messaging function ensures that platform users are active with real job hunting or recruiting needs. It also offers convenience and flexibility to users, which is especially beneficial to Bosses and blue-collar workers who are unable to make a major time commitment for recruitment and job hunting activities.

Resume delivery based on mutual consent

We firmly believe that recruiting is a two-way street, and are committed to transforming the recruiting process by empowering job seekers and giving them more say.

Unlike the traditional model where enterprises can directly purchase access to job seekers’ full resumes, enterprise users on our platforms can only see a job seeker’s mini resume that contains limited information. Enterprise users are not allowed to access job seekers’ full resume or their contact information without job seekers’ express consent. Enterprise users are thus motivated to engage in meaningful conversations with job seekers to confirm mutual interest before inviting them to deliver resumes. This function also showcases our commitment to safeguard job seeker’s information and protect their privacy.

Our tailored matching and connecting combined with the effective communication between job seekers and enterprise users guarantee an efficient job hunting and recruiting experience. This enables us to build a large and diverse user base, and developed a powerful network effect.

Value-added services

We also offer value-added services to job seekers and enterprises users.

For job seekers, we offer complementary tools, such as VIP resume template, increased resume exposure to enterprise users, candidate competitive analysis and message filtering services.

For enterprise users, we offer a combination of value-added tools that improve their recruitment efficiency. For example, our advanced filter allows enterprise users to filter through the list of job seekers we recommended through our proprietary matching system.

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

For enterprise users, we offer direct recruitment services that allow them to post jobs and communicate with job seekers, which can be free or paid based on an innovative connection-oriented monetization strategy, supplemented by paid value-added tools to further enhance their recruitment efficiency as part of our overall recruitment services to the enterprise users. For job seekers, we offer job seeking services to communicate with employers for free and paid value-added tools to help job seekers better prepare for their job hunt and assess their candidacy.

Research and Technology

Cognizant of the barriers to providing accurate matching to our users, we are committed to continually investing and building our technology strength to optimize two-sided job and candidate matching. Our technology advantages are demonstrated through our strong theoretical foundation, robust technology implementation and successful technological application.

Strong theoretical foundation supports our continual innovation

We have devoted years of efforts to the systematic research on the key characteristics of the industry, including the labor market, talent flow, individual career development and professional skill sets development. In particular, we utilize advanced data analytics to analyze the changes of the labor market and the effect of talent flow on regional economic development. We also conduct research on sociological topics through modeling and simulation, including individual career development and the impact of gender differences. Along with the comprehensive user behavioral data analysis conducted by our Career Science Lab, these research results have helped us develop a comprehensive career knowledge graph, which provides valuable insights into an individual’s career development goals, occupation inclination, job position preferences and the recruiting needs of enterprises which fuel our continued advancement in our technology innovations, including the iteration of our proprietary algorithms to improve recommendation accuracy.

Technology implementation forms strong technical strengths and competitive barriers

Given the difficulties of recruitment recommendation, we have made significant investments to build our core technology capabilities in areas including:

Data and data insights: massive, multidimensional data and data insights

We have the capability to gather mass multidimensional data in granular details, which helps capture the unique traits of each job seeker and enterprise user. This is made possible through customized and accurate job/candidate recommendation based on a multitude of factors, including, for example, career development goals, occupation inclination, job position preferences of job seekers and the recruiting needs of enterprises.

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

In addition, we have built a solid data infrastructure of high-availability and high-concurrency. The data infrastructure supports real-time update, reading and writing of large-scale data sets and indexes without affecting the independent and concurrent online operation of various machine learning models. This enables more stable platform performance in the case of traffic spikes and ensures real-time update of jobs and candidates recommendation feeds. In addition, the concurrent system operation capability of the infrastructure simultaneously supports more than one hundred algorithm engineers together with the operation of hundreds of AI models. This enables rapid product iteration and constant upgrade of our matching system. We completed over 8,000 model iterations in 2023.

Recommendation algorithms: leveraging the power of machine learning and developing new technology capabilities

We apply machine learning and deep learning to process, analyze and identify patterns in data and build models to make predictions on job and candidate preferences of job seekers and enterprise users. This is especially useful considering the diverse, high-dimensional data we collect from our large and diverse user base. We utilize our advanced deep learning model to enable fast iteration and upgrade of our algorithms and model. Currently, in the intelligent recommendation process, nearly 100% of BOSS Zhipin’s traffic is processed by the deep learning algorithms. We utilize natural language processing in automatic computational processing of human languages, including identifying the semantic similarity of each sentence pair between job postings and the mini resumes.

In January 2024, we completed the filing of Nanbeige Large Model, which we developed ourselves, in accordance with the Interim Measures for the Administration of Generative Artificial Intelligence Services. We continually explore advanced technologies to grow our new technology capabilities.

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

Successful technological applications power advanced job and candidate recommendation

Successful applications of our strong theoretical foundation and advanced technologies ensure accurate job and candidate matchings that are tailored to each individual’s preferences and account for bilateral compatibilities and suitability within user groups.

We apply advanced algorithms to the recommendation system to reflect our key strategies – (i) two-sided matching strategy: our recommendation algorithms considers not only the best recommendation to an individual, but also bilateral compatibilities and the suitability of the match within the user group, which result in a fairer distribution of the platform’s traffic; and (ii) personalized recommendation strategy: we make customized recommendations for users of different user groups, taking into account multiple factors, including the stages of career development, potential suitable positions not thought of by the job seeker but would match his/her skill set and the job seeker’s future career development opportunities. For example, we offer job recommendations to job seekers not only limited to positions based on their past employment history but also potential opportunities they may consider for their career development.

Our team

Our technology capabilities are a unique advantage and critical to our business operations. As of December 31, 2023 we had a team of 1,395 research and development personnel dedicated to technology, data and related functions. Our research and development team is fully involved in all critical operational areas, with an in-depth understanding of our users’ needs.

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

Sales and Marketing

We empower our sales team with our proprietary customer relationship management, or CRM, system by helping them find employers with demand and willingness to engage in bulk purchase or pay for more tailored services, which facilitates our sales team to reach out with these employers. This allows us to channel our data-driven insights into the sales process and drive conversion.

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

Vigorous User Verification & AI Powered Risk Assessment

We have implemented “platform user safety protection” program, which focuses on protecting our users’ interests. We emphasize the importance of ensuring the information presented on our platform is verified and authentic. We use a screening and monitoring system to examine and verify the authenticity of the job postings and leverage our advanced technology to detect and respond to threats and frauds incessantly. Our screening and monitoring system consists of user onboarding verification, continuous risk monitoring supported by our proprietary suite of risk identification models and offline risk assessment. Additionally, we adopt a comprehensive suite of procedures to verify the identity of job seekers. Authentic enterprises, enterprise users and job postings facilitate information transparency, enhance our service quality, cultivate trust inside our platform and strengthen our user stickiness.

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

We leverage our advanced feature engineering, machine learning and decision engine to process user data and respond to threats and frauds. Relying on our advanced algorithms, we have built a proprietary suite of models to detect enterprise users’ misconduct and identify and continuously track high-risk job positions and employers. Our proprietary suite of risk identification models factor in multidimensional user information, including static and behavioral data gathered by our risk mining algorithms. Static data gathered includes business scope of an enterprise, its industry qualifications, registered address, records of illegal or unfaithful conduct, whether the enterprise is in good standing and other enterprise specific information. Behavioral data gathered includes user complaints and feedback and enterprise users’ engagement behavior with our platform and other users, such as the number of mini resume viewed and chat messages sent by an enterprise user in a given period. Our risk mining algorithms process a wide spectrum of data features of enterprise users to assess and weigh individual factors about the trustworthiness of enterprise users. We track high risk behaviors such as false advertising, pyramid selling and private information extortion. We also take job seeker complaints into our data-driven risk assessment process. Job seekers play an important role in our comprehensive risk assessment network through reporting suspicious activities or false information in the company’s description or job postings. After we identify inappropriate behavior conducted by enterprise users whom we deem to pose high risks to our platform, we assign our offline team to conduct manual risk assessment. For example, we visit enterprises that are reported by users for providing fraudulent information and enterprises that we identify as of higher risks based on videos of their office environment.

Our dedicated offline risk assessment team visit employers in person to make sure the information presented on our platform is authentic and up-to-date. In particular, they verify the consistency of the employers’ business locations and enterprise users’ work locations. Our algorithms powered risk assessment system together with our offline verification efforts are necessary to manage the complexity of analysis at the scale and speed that is needed in light of our massive user base and the changing fraud landscape. We established the industry’s first integrated online and offline employer information verification system that adopts a combination of intelligent screening and security verification and on-site visit to verify enterprise information. The vigorous screening enables the provision of reliable job and employer information and addresses the misinformation that is prevalent in the online recruitment market, especially for blue-collar recruitment. After we discover misconduct of enterprise users, regardless of whether it took place on or outside of our platform, or identify false information, we take corresponding actions to address the issues identified, such as banning, blocking user accounts, requiring enterprises to provide additional verification materials, or prohibiting the information of the company and its enterprise users from being accessed by job seekers. For enterprise users suspected of serious misconduct or criminal activities, we report the case to local police department for further investigation. Our streamlined authentication process and ongoing risk assessment system foster a trustworthy and credible user platform. Before each onsite visit, we comprehensively assess the risk of the target company to ensure efficient offline verification of identified issues, which enabled us to achieve high verification and risk assessment efficiency.

Job seekers’ risk assessment

Job seekers are first required to complete our mobile phone verification process which requires users to register with their mobile phone numbers and provide the verification code we message to their phones for verification purpose. Our intelligence system detects suspicious user inputs that may undermine the integrity of our platform and will require those users to go through additional authentication procedures. For example, job seekers providing mobile numbers that are recorded in the phone number blacklist or using advertising language in their descriptions would be detected by our fraud prevention technology.

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

The types of user data we collect, store and use generally include: (i) user’s basic information, such as mobile phone number, profile photo, name, gender, work experience related information; (ii) user’s identity information (most of them are enterprise users), such as ID number; (iii) user’s process information, such as search history; and (iv) device feature information, such as unique mobile device identifier. The scope of usage is consistent with that being disclosed in privacy policies and does not exceed the scope authorized by users. The data is collected and used mainly for the purposes of user registration, identity authentication, online recruitment, personalized recommendation, content publishing, and user safety.

Data storage and information management

We back-up our user data and other forms of data on a daily basis in secured remote data back-up systems located in mainland China. We also conduct frequent reviews of our back-up systems to ensure that they function properly and are well maintained. We regularly conduct system-wise vulnerability scanning and prompt repairing to continually improve our data security measures. Our security system is capable of handling malicious attacks to safeguard the security of our platform and to protect the privacy of our users. We have also started using proprietary private cloud located in mainland China and maintained in-house to reduce the reliance on third-party cloud infrastructure provider, which allows us to better safeguard user data and address regulatory and compliance concerns.

To ensure the confidentiality and integrity of our data, we maintain a comprehensive and rigorous data security program. We de-identify and encrypt sensitive personal information and take other technological measures to ensure the secure storage, processing, transmission and usage of data. Specifically, we store business data in separate repositories and have detailed logical isolation and network policy segregation for business servers. Sensitive personal information is stored in encrypted form and sensitive information is de-identified and encrypted irreversibly before processing. To ensure the security of data transmission, we have adopted reasonable and feasible security measures in line with market standards to protect user information from unauthorized access, public disclosure, use, modification, damage or loss. For example, the exchange of data between the browser and the server is protected by SSL protocol encryption. We also provide HTTPS protocol for secure browsing on BOSS Zhipin website and for the transmission of sensitive information. In addition, we use trusted protection mechanism to prevent malicious attacks on user’s personal information. We have also formulated data destruction strategy and policy to standardize our data destruction procedures and adopted differentiated data deletion measures for different levels of data. We respond immediately once user submits account cancellation request, the cancelation process shall be completed within 15 days if the cancellation requirements are met. Our deletion of data is automatically executed by system scripts, and we keep log records of the deletion operation. We store user personal information for the minimum amount of time necessary to process such data and delete user personal information or anonymize them in a timely manner after the purpose of processing such data has been achieved or as otherwise provided by laws and regulations.

We have also established a standardized information management system. Our information security committee is a cross-disciplinary group comprised of personnel from multiple departments responsible for devising information security strategies and decision making regarding major information security issues. Our information security committee analyses industry trends, designs privacy protection protocols, conducts privacy trainings, assists in the formulation of feasible compliance work assessments and provides risk control suggestions. We have also set up a data security team that works closely with other departments to jointly establish and enforce procedures regarding the management of data security, including security with respect to data collection, storage and processing. Our compliance and legal teams will follow up with legal and regulatory updates to generate documented analysis for implementation of remedial measures with reference to compliance requirements.

Data access and sharing

All of our personnel are required to strictly follow our detailed internal rules, policies and protocols to ensure the privacy of our data. Our employees are granted access to the minimum extent that is necessary to fulfill their job responsibilities and within strictly defined and layered access authority, and are required to go through strict authorization and authentication procedures and policies before operating. At application level, we use privacy components to set up different approval processes based on data classification. Our online database is accessible only by database administrator with temporary password. R&D personnel generally cannot access to the database and, if access is required on as-need basis, access will be granted after the required data is configured in the configuration center. User personal information in the big data platform is desensitized and irreversibly encrypted. Sensitive data of our company is accessible through virtual desktop, which help avoid the data being downloaded to local device directly. We also maintain data access logs and conduct automated assessment and routine manual verification. In addition, we conduct routine internal audit regarding the authority to access user data in order to ensure our authorizations are strictly followed. We provide regular trainings to our staff on internal policies and procedures for data security, on software technical skills to prevent data leakage, on cybersecurity and data protection related laws and regulations, and on other aspects that are relevant to their day-to-day work.

We do not share our user data with third parties, except for the limited purposes and under the following circumstances set forth in our strict privacy policies: (i) data sharing with affiliated platforms to facilitate user login and account management, and prevent fraud and minimize security risks; and (ii) data sharing with suppliers and business partners that provide certain services such as technical support, which are necessary for us to provide services to our users. Pursuant to our policies, we only grant authorization to third-party business partners to access our user data for legitimate, necessary, specific and clearly defined purposes, and we inform our users of the purpose, use and scope of data sharing. We inform our users of the purpose, use and scope of data sharing and obtain users’ explicit consent before such sharing user data. We exercise great care and prudence in evaluating the purpose and scope of data sharing authorizations, and secure legal undertakings from authorized business partners under confidentiality agreements that require them to comply with the authorized purposes, scopes and security measures in handling our user data. We have adopted internal policies for our collaboration with and management of our suppliers and partners. We carry out security audits on network security products and services suppliers, enter into security agreements with them, and require them to comply with applicable data security obligations. For cooperation with third parties involving data transfer, we enter into data processing agreement to specify the rights and obligations of each party.

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

Security testing and assessment

Our business systems have received and maintained valid IT and safety certificates. BOSS Zhipin, Dianzhang Zhipin and Kanzhun have MLPS Level III Certification and have completed information system security protection assessment in 2023. In August 2023, our “Data Security Management Capability Certification” passed the annual review by the TL Certification Center of CAICT. In December 2023, we obtained the “Personal Information Protection Certification” issued by the China Cybersecurity Review, Certification and Market Regulation Big Data Center (“CCRC”). We are one of the first 5 enterprises in China to receive the certification. We have engaged a number of third-party security service providers to conduct security evaluation of our security systems, apps, and IT architecture, and cooperated with third-party testing and evaluation service providers to resolve issues identified.

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

Seasonality

Our results of operations are subject to seasonal fluctuations in market conditions primarily due to enterprise users’ purchasing patterns. For example, in the first quarters, recruitment activities generally slow down before the Chinese New Year. Our quarterly sales and marketing expenses are generally the highest in the first quarter of every year as we increase our sales and branding activities during the Chinese New Year season. Overall, the historical seasonality of our business has been relatively mild, but the seasonal trends that we have experienced in the past may not be indicative of our future operating results. See also “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Our results of operations are subject to fluctuations due to seasonality.”

Intellectual Properties

We regard our trademarks, copyrights, patents, domain names, know-how, proprietary technologies, and similar intellectual property critical to our success. As of December 31, 2023, we owned 95 patents including 14 inventive patents, 96 copyrights including 71 software programs, and 27 registered domain names in mainland China relating to various aspects of our operations and maintained approximately 597 trademark registrations in mainland China and 15 trademark registrations outside mainland China.

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

In April 2023, we released our 2022 ESG report, detailing our ESG achievements in 2022 and progress toward our longstanding ESG goals and commitments. The report provides additional transparency to our stakeholders, as well as details on our sustainability practices, social responsibility and corporate governance framework. Through the information disclosed in the report, we underscored our core strategies, including standardize corporate governance, product and service optimization, develop together with employees, practice green development, build a sustainable supply chain and deliver community care, which are the foundation of our ESG commitments.

Environmental and Social Initiatives

We are committed to bringing about positive changes to society, and we believe our long-standing commitment to social responsibility strengthens our brand reputation.

As a leading recruitment platform, we are dedicated to assisting disadvantaged groups with inclusive and tailored job seeking and recruiting services. Leveraging what we are best at, we have mainly centered our efforts in the recruitment industry:

●	In collaboration with the China Disabled Persons’ Federation’s Employment Service Guidance Center, we launched the “Accessible Job Search Assistance Program for the Disabilities.” Beyond facilitating precise job matches for persons with disabilities, we introduced and enhanced accessible job search features, providing intelligent voice prompts to assist with resume submission, online communication, and video interviews. Additionally, we established a supportive community for job seekers with disabilities, regularly sharing job search tips to empower them in their employment journey. As of December 2023, the “Accessible Job Search Assistance Program for People with Disabilities” served a cumulative total of 534,000 disabled job seekers.
●	In 2023, we offered employment guidance and job position promotions in 18 universities, establishing an integrated online and offline service system for college students’ employment. We also invited 37 “Campus Recruitment Ambassadors” for round-the-clock job posting and interactive Q&A sessions. Focusing on eight key industries, including the internet, consumer services, and advanced manufacturing, as well as major regions like Jiangsu, Zhejiang, Shanghai, Beijing, Tianjin, Hebei, Sichuan, Chongqing, and Yunnan, we organized specialized recruitment sessions, mobilizing 24,000 companies and 78,000 positions, reaching 3.57 million college students, and receiving 760,000 resume exchanges.

Our efforts to empower local communities go beyond the recruitment industry.

●	In October 2023, we initiated the “Ranger Guardian Campaign” to provide food, kitchen utensils, and outdoor shoes to the rangers in Hoh Xil, Qinghai Province. This campaign aimed to improve the living and working conditions of the Tibetan antelope keepers. We also collaborated with the Sanjiangyuan Ecological Protection Foundation to create a video showcasing the “Tibetan antelope population changes in 30 years” to highlight the successful cases of Tibetan antelope conservation.
●	Our Zhipin Foundation with a commitment to promoting harmonious development and using philanthropy as a means to alleviate poverty and contribute to the common good. In August 2023, the Zhipin Foundation donated RMB2 million to the initiative of “Flood Relief in Beijing-Tianjin-Hebei and Other Regions.” This donation was made to support flood prevention and relief efforts, as well as to provide assistance to those in need and to help with post-disaster reconstruction in the severely affected areas. In December 2023, the Zhipin Foundation donated RMB1.2 million to the 6.2 magnitude earthquake disaster area in Jishishan County, Linxia Prefecture, Gansu Province for rescue and post-disaster reconstruction in the affected areas.
●	In August 2023, we launched the public welfare activity “Please Don't Disappear – Zhizhi Charity Endangered Plant Conservation Program.” We cooperated with the Northwest Institute of Eco-Environment and Resources Chinese Academy of Sciences to propagate 3,000 green lilies using tissue culture technology. Our goal is to transplant these lilies back into their natural habitat by 2025, promoting the idea of ecological protection while safeguarding endangered plant species.

Green Operation

We measured our greenhouse gas (“GHG”) emissions using the GHG Protocol a Corporate Accounting and Reporting Standard developed by the World Resources Institute and the World Business Council for Sustainable Development.

Set forth below is a summary of key metrics we established to evaluate and guide our sustainable business operations.

For the
Year Ended
December 31, 2023
Total greenhouse gas emission (1)(2) (Scopes 1 and 2) (Tons of CO2e)	2,530.03
Greenhouse gas emission intensity(1)(2) (Scopes 1 and 2) (Tons of CO2e/person)	0.47
Total energy consumption(3) (MWh)	4,458.92
Energy consumption intensity(3) (MWh/person)	0.83
Total water consumption(4) (m3 )	117,087.56
Water consumption intensity(4) (m3 /person)	21.90
Hazardous waste generated intensity(5) (Tons/person)	0.000019
Non-hazardous waste generated intensity(6) (Tons/person)	0.13

Notes:

(1)	Due to the nature of the business, our material air emissions are GHG emissions arising from purchased electricity. The carbon footprint mainly includes leased offices that operate in China’s mainland.
(2)	Greenhouse gas inventory mainly includes carbon dioxide. Greenhouse gas emissions data during the reporting year is presented in carbon dioxide equivalent. The greenhouse gas calculation methodology is based upon the 2021 Electricity Carbon Dioxide Emission Factors issued by the Ministry of Ecological Environment of the People's Republic of China and National Bureau of statistics of China.
(3)	Total indirect energy consumption is calculated based upon the data of purchased electricity.
(4)	Water supply mainly comes from the municipal water supply, and there is no issue in sourcing water. The water consumption is calculated based on the coefficients in the 2022 China Water Resources Bulletin published by the Ministry of Water Resources of the People's Republic of China.
(5)	Hazardous waste produced by office buildings mainly includes waste toner cartridges and waste ink cartridges from our printers.
(6)	Non-hazardous waste produced by office buildings mainly includes domestic and electronic waste.

Strengthening Environmental Management

We abide by environmental protection-related laws and regulations and we are committed to protecting the environment and natural resources in our operational area. We have developed an environmental management philosophy that encompasses our operations, employees, users, and partners, working with our stakeholders to jointly enhance the protection of the environment and efficient use of natural resources. In line with our environmental philosophy, we regularly assess the impact of our operations on the environment and natural resources, set environmental goals, and evaluate the achievement of these goals on an annual basis.

Promoting Green Offices

We are committed to embedding the concept of environmental protection in every aspect of our daily operations, and continually improving the standards and depth of environmental management by establishing systematic management and regular supervision mechanisms. We actively practice the concept of green and low-carbon operations, and Beijing Huapin Borui Network Technology Co., Ltd. passed the ISO 14001 environmental management system annual audit in August 2023.

Energy Efficiency Improvement

We are dedicated to using energy responsibly. We continually improve electricity consumption management in our office buildings and strive for better energy efficiency. To achieve this, we have established a system to audit workplace electricity usage on a monthly and quarterly basis. This allows us to identify any abnormal electricity consumption and analyze our consumption patterns to identify potential areas where we can save energy. We use a variety of methods, including behavior management and equipment optimization, to minimize unnecessary energy waste.

Waste Management

We reduce waste (i.e., both hazardous and non-hazardous waste) at the source by implementing online office software and recycling office equipment. We also actively carry out waste classification and recycling, avoid harmful waste pollution to the environment, and realize resource recycling. We also purchase office paper certified by Forest Stewardship Council to support sustainable forest construction and conservation efforts.

Building a Sustainable Supply Chain

We conduct thorough assessments of our suppliers to evaluate environmental and social risks concerning supplier engagement, evaluation, maintenance, and withdrawal. Our procurement practices prioritize the selection of environmentally friendly and sustainable products. Collaborating with partners, we explore eco-friendly business models to cultivate a responsible and enduring supply chain.

Employee Care

We care about our team members and support them at work and beyond. We are continually creating an open, equal, inclusive and healthy work environment where everyone is able to thrive with a rewarding career path.

Diversity and inclusion

We foster inclusion and equality among employees from all backgrounds. We believe that diversity, including but not limited to gender diversity, is important to us in thriving in the business environment. Hence, we consider diversity in determining the composition of our personnel. As of December 31, 2023, approximately 48% of our full-time employees are female. We have also implemented a series of measures to improve the wellbeing of our employees. We provide family-friendly caring packages to employees in need, such as maternity leaves, pregnancy exam leaves, paternity leaves, nursing leaves, and six-hour workdays along with other benefits. We also respect the religious beliefs and culture of ethnic minority employees and provide them with leave for religious holidays. We respect and unbiasedly recruit persons with disabilities.

Employee training and development

We are committed to developing customized training programs and personalized training plans for individuals of all levels and departments. We work closely with various business departments to design our courses including courses on corporate culture, professional competency, general skills and leadership development topics for employees to learn the skills they need to grow their careers. We also combine the online experience with in-person classes to maximize learning outcomes. We have built an online learning platform in place, which allows our employees to access company-level and department-level courses online. As of December 31, 2023, all of our full-time employees had taken our in-house training courses.

Employee Involvement in Public Welfare

We uphold the concept of public welfare for good, encourage employees to participate in public welfare, gather love and convey warmth.

In June 2023, we held a charity sale to encourage employees to sell unused items and donate the proceeds to support disadvantaged people. The funds raised from this event was donated to charitable organizations to provide aid for public welfare projects such as children's education and improving the lives of disabled individuals in poor areas. In September 2023, we collaborated with community public welfare organizations to launch the “Companionship of a Winter Coat” donation campaign. The purpose of this initiative was to provide winter clothes to the people of Maduo County, Guoluo Tibetan Autonomous Prefecture, Qinghai Province. A total of 427 pieces of clothing worth nearly RMB120,000 were collected in this event to send warmth to the people of Maduo County.

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

Regulations Relating to Talent Intermediary Services

The Employment Promotion Law of the PRC promulgated by the Standing Committee of the National People’s Congress on August 30, 2007 and last amended on April 24, 2015 stipulates that employment intermediary agencies shall register and seek approval from the competent labor administrative department after their incorporation.  Any entity that has not obtained a license and registered in accordance with the law shall be prohibited from engaging in employment intermediary activities. No employment agency shall provide false employment information or provide recruitment services to any institution that is not legally incorporated or licensed (if applicable). Any unlicensed and unregistered institution that, in violation of the provisions aforementioned, engages in unauthorized employment intermediary services, may be subject to the closure of business. Any illegal gains shall be confiscated and a fine from RMB10,000 to RMB50,000 may be imposed.

Talent intermediary services agencies including us in mainland China are mainly regulated by the Ministry of Human Resources and Social Security of the PRC, or the MOHRSS. Pursuant to the Provisions on Talent Market Administration, jointly promulgated by the PRC Ministry of Personnel (one of the predecessors to the MOHRSS) and the State Administration of Industry and Commerce (currently known as the SAMR), on September 11, 2001 and last amended on December 31, 2019, any entity providing talent intermediary services in mainland China must obtain a human resource services license from the local branch of the MOHRSS.  In addition, this regulation also reiterates the requirements under the Employment Promotion Law of the PRC that as a talent intermediary service agency, we are prohibited from providing fake information, making false promises and publishing fake recruitment advertisement.

On June 29, 2018, the State Council issued the Interim Regulations for the Human Resources Market, effective on October 1, 2018, according to which, the human resources or HR services providers include public HR services providers established by the PRC governmental authorities and commercial HR services providers. Commercial HR services providers engaging in employment agency activities are required to obtain a human resource services license, when such HR services are provided through the Internet, laws and regulations relating to network security and the management of Internet information services shall also be complied. For any commercial HR services providers engaging in the services such as collection and release of HR supply and demand information, HR management consulting, HR assessment, or HR training, it shall file with the competent department of the MOHRSS within 15 days of the date it starts the operation. The HR services providers providing recruitment or other HR services as entrusted by an employer shall not resort to fraud, violence, coercion or other improper means, shall not seek improper interests in the name of recruitment or introduce entities or individuals to engage in illegal activities. Commercial HR services providers shall expressly specify certain matters, among others, including the business license, charging standards, and human resource services licenses in their premises, which are subject to the supervision and inspection by the PRC governmental authorities such as the SAMR.

The MOHRSS promulgated the Administrative Regulations on Online Recruitment Services on December 18, 2020, which came into effect on March 1, 2021. These regulations reiterate the requirement that commercial HR services providers engaging in online recruitment services shall obtain a human resource service license with the service scope of “providing online recruitment services,” in addition, those involved in the telecommunications services shall also obtain the telecommunication business operating license required by law.

According to the Administrative Regulations on Online Recruitment Services, a human resources service agency engaging in online recruitment services shall establish a complete online recruitment information management system and review the authenticity and legality of the materials and documents provided by employers in accordance with the PRC laws, including (i) recruitment brochures of the employer; (ii) the business license of the employer or the approval document for its establishment issued by the authorities; and (iii) the identity certificate of the person handling the release of recruitment information and the power of attorney of the employer. If the human resources service agency fails to fulfill the above review obligations, it may be ordered to make rectifications and the failure to do so will subject it to an administrative penalty of (i) less than RMB10,000, if there are no illegal gains, or (ii) a fine of more than RMB10,000 but less than RMB30,000 and the confiscation of any illegal gains. As of the date of this annual report, we have not been subject to any administrative penalties imposed by the government authorities in relation to fraudulent recruitment.

The MOHRSS promulgated the Administrative Regulations on Human Resources Service Agencies on June 29, 2023, which came into effect on August 1, 2023, according to which, the commercial Human Resources service agency engaging in employment agency activities shall obtain a human resource services license. The commercial human resources service agency engaging in online recruitment services shall also obtain a telecommunications operation permit pursuant to the law. “Employment agency activities” means the intermediary services provided for employers to recruit persons and workers to seek employment, including recommending workers to employers, introducing employers to workers, organizing job fairs, carrying out online recruitment services, conducting senior talent search (headhunting) services and other commercial activities. For any commercial human resources service agencies engaged in collection and release of human resources supply and demand information, employment and entrepreneurship guidance, human resources management consulting, human resources assessment, human resources training, human resources service outsourcing and other human resources service businesses, it shall file with the competent department of the MOHRSS within 15 days of commencing business. Commercial human resources service agencies engaging in labor dispatch and overseas labor cooperation shall comply with the relevant provisions of the labor dispatch and overseas labor cooperation. Any unlicensed and unregistered institution that, in violation of the provisions aforementioned, engages in unauthorized employment intermediary services, may be subject to the closure of business. Any illegal gains shall be confiscated and a fine from RMB10,000 to RMB50,000 may be imposed. Any commercial human resources service agency providing human resources services without completing filing formalities shall be ordered by the human resources and social security administrative authorities to make correction. Where correction is not made, a fine ranging from RMB5,000 to RMB10,000 shall be imposed.

According to the Contract Law of the PRC promulgated by the National People’s Congress on March 15, 1999 and nullified since January 1, 2021, and the Civil Code of the PRC promulgated by the National People’s Congress on May 28, 2020 and effective on January 1, 2021, an intermediation contract is defined as a contract whereby an intermediary presents to its client an opportunity for entering into a contract or provides the client with other intermediary services in connection with the conclusion of a contract, and the client pays the intermediary service fees. Pursuant to the Contract Law and the Civil Code of the PRC, an intermediary must provide authentic information relating to the proposed contract. If an intermediary intentionally conceals any material fact or provides false information in connection with the performance of the proposed contract, which results in harm to the client’s interests, the intermediary may not claim service fees and is liable for the damages caused. Our business of connecting individual users with business customers on our online platform constitutes an intermediary service, and our contracts with business customers are intermediation contracts under the Contract Law and the Civil Code of the PRC, as a result, the performances, explanation and disputes under such contacts shall be regulated by these two bodies of law.

We have obtained a human resource service license with the service scope of “providing online recruitment services,” which remains in full force and effect as of the date of this annual report.

Regulations Relating to Incorporation and Foreign Investment

The establishment, operation, and management of corporate entities in mainland China is governed by the PRC Company Law, which was promulgated by the Standing Committee of the National People’s Congress, on December 29, 1993, effective from July 1, 1994 and last amended on December 29, 2023 and will be effective on July 1, 2024. The PRC Company Law generally governs two types of companies, namely limited liability companies and joint-stock limited companies, both entitled with the status of legal persons. The liability of shareholders of a limited liability company or a joint-stock limited company is limited to the amount of registered capital they have contributed. The PRC Company Law shall also apply to foreign-invested companies unless laws on foreign investment have stipulated otherwise. The PRC Company Law which will become effective on July 1, 2024 imposes greater personal liability for directors, supervisors and management. Shareholders of a company must fully pay in their subscribed registered capital within five years from the date of establishment of this company, and companies established before July 1, 2024 shall gradually adjust their capital contribution to meet this new requirement. Violation of this law could lead to sanctions and penalties, including fines, orders to correct and public announcements of violations.

On March 15, 2019, the National People’s Congress promulgated the PRC Foreign Investment Law, which came into effect on January 1, 2020 and replaced the previous laws regulating foreign investment in mainland China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and the ancillary regulations. The PRC Foreign Investment Law sets out the definition of foreign investment and the framework for promotion, protection and administration of foreign investment activities. On December 30, 2019, the Ministry of Commerce and SAMR jointly promulgated the Measures for Reporting of Information on Foreign Investment, which came into effect on January 1, 2020, pursuant to which, the establishment of the foreign invested enterprises, including establishment through purchasing the equities of a domestic enterprise or subscribing to the increased registered capital of a domestic enterprise, and its subsequent changes are required to submit an initial or change report through the Enterprise Registration System.

Investment activities in mainland China by foreign investors are principally governed by The Special Administrative Measures (Negative List) for Access of Foreign Investment (2021 version), which we refer to as the Negative List, and Catalogue of Industries for Encouraging Foreign Investment (2022 version). The former which came into effect on January 1, 2022, sets out special administrative measures in respect of the access of foreign investments in a centralized manner, and the latter, which came into effect on January 1, 2023, sets out the encouraged industries for foreign investment. Our business in providing value-added telecommunication service falls within the restricted categories of the Negative List. Our business in providing internet culture business and radio and television program services falls within the prohibited categories of the Negative List.

Regulations Relating to Value-Added Telecommunication Services

Value-added Telecommunications Services

An extensive regulatory scheme governing telecommunication services, including value-added telecommunication services and infrastructure telecommunications services, is promulgated by the State Council, the MIIT, and other government authorities. Value-added telecommunication service operators may be required to obtain additional licenses and permits in addition to those that they currently have given new laws and regulations may be adopted from time to time. In addition, substantial uncertainties exist regarding the interpretation and implementation of current and any future laws and regulations of mainland China applicable to the telecommunication activities.

On September 25, 2000, the State Council promulgated the Telecommunication Regulations of the PRC, as last amended on February 6, 2016, to regulate telecommunications activities in mainland China. On December 28, 2015, the MIIT promulgated the Classification Catalogue of Telecommunications Services (2015 version), which was amended on June 6, 2019. According to the Telecommunications Regulations and the Classification Catalogue of Telecommunications Services, there are two categories of telecommunication activities, namely “infrastructure telecommunications services” and “value-added telecommunications services.” Pursuant to the Telecommunications Regulations, operators of value-added telecommunications services shall be approved by the MIIT, or its provincial level counterparts, and obtain a license for value-added telecommunications business. The Measures for the Administration of Telecommunications Business Licensing, issued by the MIIT on March 1, 2009 and last amended on July 3, 2017 for the purpose of strengthening the administration of telecommunications business licensing set forth more specific provisions regarding the types of licenses required to operate value-added telecommunications services and the application for and the approval, use and administration of a telecommunications business permit.

Internet Information Services

The Administrative Measures on Internet Information Services, which were promulgated by the State Council on September 25, 2000 and amended on January 8, 2011, set out guidelines on the provision of Internet information services. These measures classified Internet information services into commercial Internet information services and noncommercial Internet information services and a commercial operator of Internet content provision services must obtain a value-added telecommunications business operating license, or the ICP License, for the provision of Internet information services from the appropriate telecommunications authorities. As of the date of this annual report, we have obtained an ICP License for provision of internet information services.

According to the Administrative Measures on Internet Information Services, violators may be subject to penalties, including criminal sanctions, for providing Internet content that: opposes the fundamental principles stated in the PRC Constitution; compromises national security, divulges national secrets, subverts national power or damages national unity; harms national dignity or interest; incites ethnic hatred or racial discrimination or damages inter-ethnic unity; undermines the PRC’s religious policy or propagates superstition; disseminates rumors, disturbs social order or disrupts social stability; disseminates obscenity or pornography, encourages gambling, violence, murder or fear or incites the commission of a crime; insults or slanders a third party or infringes upon the lawful rights and interests of a third party; or is otherwise prohibited by law or administrative regulations. An Internet information service provider may not post or disseminate any content that falls within prohibited categories and must stop providing any such content on their websites. The PRC government may order ICP License holders that violate any of the abovementioned content restrictions to correct those violations and revoke their ICP Licenses under serious conditions.

In addition to the Telecommunications Regulations and other regulations above, apps and app stores are specifically regulated by the Administrative Provisions on Mobile Internet Applications Information Services, which were promulgated by the CAC on June 28, 2016, amended on June 14, 2022 and became effective on August 1, 2022. These provisions regulate app information service providers and app store service providers and the CAC and local offices of cyberspace administration shall be responsible for the supervision and administration of nationwide or local APP information respectively.

App information service providers shall acquire the qualifications required by the laws and regulations and implement the information security management responsibilities strictly and fulfill their obligations, including real-name system, protection of users’ information, examination and management of information content, etc.

The Provisions on the Ecological Governance of Network Information Contents, which were promulgated by the CAC on December 15, 2019 and became effective on March 1, 2020, clarify the scope of content to be encouraged, prohibited or prevented from production, reproduction and release. Producers of network information contents shall take measures to prevent and resist the production, reproduction and release of any adverse information with the following contents: (i) those using an exaggerated title, with the content seriously inconsistent with the title; (ii) those speculating in gossip, scandal or notoriety, etc.; (iii) those improperly commenting on natural disasters, major accidents or other disasters; (iv) those containing sexual cues or sexual teasing or others that are easily suggestive of sex; (v) those causing physical or mental discomfort such as bloodiness, horror and cruelty; (vi) those inciting mass discrimination or regional discrimination, etc.; (vii) those preaching tasteless, vulgar and kitsch contents; (viii) those probably inducing minors to imitate unsafe acts or acts violating social morality, or inducing minors to have unhealthy hobbies; and (ix) any other content that has an adverse impact on cyber ecology. A network information content service platform shall establish a mechanism for ecological governance of network information contents, formulate detailed rules for ecological governance of network information contents of its own platform, and improve systems for user registration, account management, information release review, thread comment review, page ecological management, real-time inspection, emergency response, and disposal of network rumors and black industry chain information. Users of network information content services, producers of network information contents and network information content service platforms shall not tamper with or hijack traffic, falsely register accounts or illegally trade accounts, or manipulate user accounts, manually or by technical means, thereby disrupting the order of cyber ecology.

On September 15, 2021, the CAC promulgated the Opinions on Further Enforcing Responsibilities on Website Platforms as the Main Responsible Party for Information Content Management, effective on the same date. The opinions stipulate that website platforms shall perform specific responsibilities as the main responsible party for information content management, including, among others, enhancing the platform community rules, strengthening the regulation and management of accounts, improving the content vetting mechanism and the quality of information content, managing the dissemination of information content, and strengthening the management of key functions.

The Administrative Provisions on the Account Information of Internet Users, which were promulgated by the CAC on June 27, 2022 and became effective on August 1, 2022, set out guidelines on the provision the account information of Internet users. Internet-based information service providers shall perform their responsibilities as the administrative subjects of the account information of internet users, have in place professionals and technical capacity appropriate to the scale of services, and establish, improve and strictly implement the authentication of real identity information, verification of account information, security of information content, ecological governance, emergency responses, protection of personal information and other management systems.

On September 17, 2021, the CAC, the MIIT, the SAMR, the Ministry of Public Security, the Ministry of Culture and Tourism and several other governmental authorities, jointly issued the Guidelines on Strengthening the Comprehensive Regulation of Algorithm for Internet Information Services, effective on the same date, which stipulate that the regulators shall carry out daily monitoring of data use, application scenarios and effects of algorithms, and conduct security assessments of algorithm, and that an algorithm filing system shall be established and classification and hierarchical security management of algorithms shall be adopted. On December 31, 2021, the CAC, the MIIT, the Ministry of Public Security and the SMAR jointly issued the Administrative Provisions on Algorithm Recommendation for Internet Information Service, which took effect on March 1, 2022. These provisions provide the classification and hierarchical management of algorithm recommendation service providers based on various criteria, and stipulates that algorithm recommendation service providers shall clearly inform users of their provision of algorithm recommendation services, and properly disclose the basic principles, intentions, and main operating mechanisms of algorithm recommendation services, and that algorithm recommendation service providers shall perform their responsibilities as subjects for algorithm security, establish and improve the management systems and technical measures for algorithm mechanism and principle review, scientific and technological ethics review, user registration, information release review, data security and personal information protection, anti-telecommunications and Internet fraud, security assessment and monitoring, and security incident emergency response, formulate and publicize the rules for algorithm recommendation services, and be equipped with professional staff and technical support appropriate to the scale of the algorithm recommendation service. An algorithm recommendation service provider with public opinion attribute or social mobilization ability shall fill in such information as the service provider’s name, service form, application field, algorithm type, algorithm self-assessment report and content to be disclosed via the internet information service algorithm record-filing system to go through record-filing formalities.

Foreign Investment in Value-Added Telecommunications Industry

Pursuant to the Negative List and the Administrative Regulations on Foreign-Invested Telecommunications Enterprises (Revised in 2022), which were promulgated by the State Council on December 11, 2001 and last amended on March 29, 2022 by the State Council, the ultimate capital contribution percentage by foreign investor(s) in a foreign-invested value-added telecommunications services (except for e-commerce, domestic multi-party communications, storage-forwarding and call centers) is up to 50%. As of the date of this annual report, the VIE has obtained an ICP License for providing internet information services.

Regulations Relating to Online Transmission of Audio-Visual Programs

According to the Administrative Regulations on Internet Audio-Visual Program Service, promulgated by the State Administration of Press, Publication, Radio, Film and Television, or the SAPPRFT, and the Ministry of Information Industry (currently known as the MIIT) on December 20, 2007 and were last amended on August 28, 2015, “internet audio-visual program services” means producing, editing and integrating of audio-visual programs, supplying audio-visual programs to the public via the internet, and providing audio-visual programs uploading and transmission services to a third party.  Entities providing internet audio-visual programs services must obtain a License for Online Transmission of Audio-Visual Programs or make the filing for providing internet audio-visual program services and content. Entities engaged in internet audio-visual program services without approval may be subject to warning, order to rectify, and a fine of no more than RMB30,000. Under serious conditions, the equipment used for such activities shall be confiscated and a fine of one but no more than two times of the investment amount may be imposed.

According to an Q&A session for reporters’ questions on the Administrative Provisions on Internet-based Audio-Visual Program Services issued by the SAPPRFT on its official website on February 3, 2008, units that legally provide internet audio-visual program services before the issuance of the Administrative Provisions on Internet-based Audio-Visual Program Services, as long as the operators do not violate laws and regulations, have the right to re-register their businesses and continue to operate internet audio-visual program services. This exemption will not be granted to internet audio-visual program service units established after the release of the Administrative Provisions on Internet-based Audio-Visual Program Services. These policies were later reflected in the Notice on Issues Related to the Application and Examination of the Permit for Spreading Audio-Visual Programs via Information Network issued by the SAPPRFT on May 21, 2008 and last amended on August 28, 2015.

However, according to the Certain Decisions on the Entry of the Non-state-owned Capital into the Cultural Industry promulgated by the State Council and became effective on April 13, 2005, and the Several Opinions on Canvassing Foreign Investment into the Culture Sector promulgated by the Ministry of Culture (currently known as the Ministry of Culture and Tourism), the SAPPRFT, the National Development and Reform Commission, and the Ministry of Commerce and became effective on July 6, 2005, non-state-owned enterprises and foreign investors are not allowed to conduct the business of transmitting audio-visual programs via an information network. In addition, in the current practice of governmental authorities in the PRC, only companies with 30 million or more daily active users and 100 or more program inspectors, personnel within a company that is responsible for reviewing and vetting the content of the internet audio-visual program, are eligible to make the filing with the National Internet Audio-Visual Platforms Information Registration Management System.

As of the date of this annual report, we have not obtained a License for Online Transmission of Audio-Visual Programs or made the filing for providing internet audio-visual program services and content through our online recruitment platform in mainland China, and we have not been subject to any administrative penalties imposed by, or any investigations initiated by, the governmental authorities due to lack of the license or failure to complete the filing. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Any lack of or failure to maintain requisite approvals, licenses or permits applicable to our business may have a material and adverse impact on our business, financial condition and results of operations, and compliance with applicable laws or regulations may require us to obtain additional approvals or licenses or change our business model.”

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

On January 2, 2014, the SAPPRFT promulgated the Supplementary Notice on Further Improving the Management of Internet Audio-Visual Programs such as Online Dramas and Micro Movies, which requires institutions engaged in the production of internet audio-visual programs such as online dramas and micro films shall obtain a Radio and Television Program Production and Operation Permit. An internet-based audio-visual program service entity shall not broadcast online dramas, micro films and other internet audio-visual programs produced by institutions that have not obtained the Radio and Television Program Production and Operation Permit. An internet-based audio-visual program service entity can only forward programs uploaded by individuals who have verified their true identity information, and the programs must comply with the content management regulations. Internet audio-visual programs (including online dramas and micro films) shall be filed with the competent authorities before broadcasting.

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

According to the Administrative Provisions on Network Audio and Video Information Services promulgated by the CAC, the Ministry of Culture and Tourism, and the National Radio and Television Administration on November 18, 2019, which took into effect on January 1, 2020, network audio and video information service providers shall, in accordance with the provisions of the PRC Cyber Security Law, authenticate users’ real identity information based on organization code, identity card number, mobile phone number, etc. Network audio and video information service providers shall not provide information release services for users who fail to provide their real identity information. Network audio and video information service providers shall fulfill their responsibilities as subjects of information content security management, have in place professionals commensurate with their service scale, establish and improve their systems in respect of user registration, information release review, information security management, emergency response, education and training of practitioners, protection of minors, and protection of intellectual property rights. Network audio and video information service providers shall strengthen the management of the audio and video information released by network audio and video information service users, deploy and apply illegal and non-real audio and video identification technologies; if any audio and video information service user is found to produce, release or disseminate the information content prohibited by laws and regulations, the transmission of such information shall be ceased in accordance with the law or as agreed, and disposal measures such as deletion shall be taken to prevent the information from spreading, save records, and report to administrations of cyberspace, culture and tourism, radio and television, etc.

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

According to the Provisions for the Administration of the Production and Distribution of Radio and Television Programs promulgated by the SAPPRFT on July 19, 2004, which took into effect on August 20, 2004 and were last amended on October 29, 2020, any entity that produces or operates radio or television programs must obtain a Radio and Television Program Production and Operation Permit. Entities holding such permits shall conduct their business within the permitted scope as provided in their permits. Entities engaging in the producing or operating radio or television programs without such permit are subject to the closure of business, confiscation of used tools, equipment and carriers, as well as a fine between RMB 10,000 and RMB 50,000.

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

Regulations Relating to Online Live Streaming Services

On November 4, 2016, the CAC promulgated the Regulations for the Administration of Online Live Streaming Services, which became effective on December 1, 2016. The regulations require providers of online live streaming services taking multiple measures when operating live streaming services, which includes (i) establishing a platform for censoring contents for live streaming, managing such contents based on category and level of user scale thereof, adding or broadcasting identification information of the platform for contents in the form of images/texts, video, and audio, and censoring news and information for live streaming and the interactions thereof prior to releasing them; (ii) authenticating real identity information of each user of online live streaming services based on mobile phone number in the principle of “real name in background, and willingness in foreground”; (iii) verifying real identity information of each online live-stream releaser, filing such information with local CAC branches in provinces, autonomous regions and centrally- administered municipalities on a classification basis, and providing law enforcement authorities with such information upon lawful request thereby; (iv) concluding a service agreement with any user of online live streaming services, defining rights and obligations of both sides, and requiring the user to comply with the laws, regulations and the platform convention; and (v) establishing a blacklist management system to prohibit any online live streaming services user included on the blacklist from registering another account, and reporting the blacklist to the CAC branch in the province, autonomous region or centrally- administered municipality where it is located.

According to the regulations, where a provider of online live streaming services or an online live-stream releaser provides Internet-based news and information service without or beyond permission, the CAC branches in provinces, autonomous regions and centrally-administered municipalities shall impose punishment on the provider or the releaser in accordance with the Regulations for the Administration of Internet-based News and Information Services. The CAC and its local branches shall, ex officio, impose punishment according to law on offenders otherwise violating the regulations, and such offenders shall be prosecuted for criminal liability according to law if such violation constitutes a crime. Where online live streaming services, which are provided through online performances and online audio-visual programs, violate laws and regulations, the authorities concerned shall impose punishment in accordance with the laws. On September 2, 2016, the SAPPRFT promulgated the Notice of Issues Related to Strengthening the Management of Live Streaming Service of Online Audio-Visual Programs, which requires that the online audio-visual live streaming of cultural activities, sports, major political, military, economic, social and cultural activities of general social groups must hold a License for Online Transmission of Audio-Visual Programs and that the information about the special activities to be live stream must be filed with the Provincial Department of the SAPPRFT in advance.

According to the Measures for the Administration of Cyber Performance Business Operations, promulgated by the Ministry of Culture (currently known as the Ministry of Culture and Tourism), on December 2, 2016 and became effective on January 1, 2017, a cyber-performance business entity engaging in cyber performance business operations shall, in accordance with the Interim Administrative Provisions on Internet Culture, apply to the cultural administrative department at the provincial level for an Internet Culture Business License, and the license shall specify the scope of its cyber performance. A cyber-performance business entity shall indicate the number of its Internet Culture Business License in a conspicuous position on its homepage.

According to the Notice on Tightening the Administration of Online Live-streaming Services jointly promulgated by the MIIT and other five promulgation authorities on August 1, 2018, online live-streaming services providers shall fulfill the website ICP filing formalities with the competent department for telecommunications according to the law. Online live-streaming services providers involved in the operation of telecommunications services and Internet-based news information, online performances, live broadcast of internet audio-visual programs and other services shall apply to the authorities for licenses for the operation of telecommunications services, Internet-based news information services, network cultural operations, and dissemination of audio-visual programs through information networks and shall complete record-filing formalities with the local public security authorities in accordance with the regulations within 30 days of their live-streaming services being launched.

According to the Notice on Strengthening the Administration of the Online Show Live Streaming and E-commerce Live Streaming issued by the National Radio and Television Administration on November 12, 2020, with respect to platforms providing online show live streaming services or e-commerce live streaming services, the overall ratio of front-line content reviewers to online live streaming rooms shall be 1:50 or higher. A platform shall report the number of its live streaming rooms, streamers and content reviewers to the provincial branch of the National Radio and Television Administration on a quarterly basis. Online show live streaming platforms shall tag content and streamers by category. A streamer cannot change the category of the programs offered in his or her live streaming room without prior approval from the platform. Users that are minors or without real-name registration are forbidden from virtual gifting, and platforms shall limit the maximum amount of virtual gifting per time, per day, and per month. When the virtual gifting by a user reaches half of the daily/monthly limit, a consumption reminder from the platform and a confirmation from the user by text messages or other means are required before the next transaction. When the amount of virtual gifting by a user reaches the daily/monthly limit, the platform shall suspend the virtual gifting function for such user for that day or month.

In addition, on February 9, 2021, the MIIT, the Ministry of Public Security, the Ministry of Culture and Tourism and the National Radio and Television Administration and other three promulgation authorities jointly promulgated the Guiding Opinions on Strengthening the Standardized Administration of Online Live-streaming, which require that Live-streaming platforms carrying out profit-making online performances shall hold the Permit for Network Culture Business and go through ICP record-filing; live-streaming platforms carrying out online audio-visual program services shall hold the License for Online Transmission of Audio-Visual Programs (or complete registration with the national information registration management system for online audio-visual platforms) and go through ICP record-filing; and live-streaming platforms carrying out Internet news information services shall hold the Permit for Internet News Information Services. Online live-streaming platforms shall timely go through the enterprise record-filing formalities with local competent Governmental Authorities such as the cyberspace administration authorities, and platforms ceasing to provide live-streaming services shall timely cancel their record-filing.

On September 4, 1991, the Standing Committee of the National People’s Congress promulgated the Law of the PRC on the Protection of Minors, which came into effect on January 1, 1992 and were last amended on October 17, 2020.  According to this Law, online live-streaming service providers shall not provide minors under the age of 16 with the account registration service of online live-streaming publishers; when providing account registration service of online live-streaming publishers for minors reaching the age of 16, the service providers shall verify the identity information of the minors and obtain the consent of their parents or other guardians.

Regulations Relating to Internet Culture Activities

On May 10, 2003, the Ministry of Culture (currently known as the Ministry of Culture and Tourism) promulgated the Interim Administrative Provisions on Internet Culture, which became effective on July 1, 2003 and were last amended on December 15, 2017. The provisions require Internet information services providers engaging in commercial “Internet culture activities” to file an application for establishment to the competent culture administration authorities for approval and obtain an Internet Culture Business Operating License from the Ministry of Culture. “Internet cultural activity” is defined under the provisions as an act of provision of internet cultural products and related services, which includes (i) the production, duplication, importation, and broadcasting of the internet cultural products; (ii) the online dissemination whereby cultural products are posted on the internet or transmitted via the internet to end-users, such as computers, fixed-line telephones, mobile phones, television sets and games machines, for online users’ browsing, use or downloading; and (iii) the exhibition and competition of the internet cultural products. For any organization that engages in commercial Internet culture activities without approval, the cultural administration authorities or the cultural market enforcement authorities of the people’s government above county level with jurisdiction shall order it to cease the commercial Internet culture activities, give it a warning and impose concurrently a fine less than RMB30,000 against it; if it refuses to cease the commercial Internet culture activities, it shall be blacklisted in the cultural market and be subject to punishment for dishonesty in accordance with the law.

In addition, according to the Negative List and Several Opinions on the Introduction of Foreign Investment in the Cultural Field, promulgated by the Ministry of Culture and other four government authorities, foreign-invested enterprises are not allowed to engage in the above-mentioned Internet cultural activity.

On August 12, 2013, the Ministry of Culture promulgated the Measures for the Administration of Content Self-Examination of Internet Culture Organizations, which became effective on December 1, 2013. Before providing services to the public, Internet culture organizations shall examine the contents of Internet culture products and services. An Internet culture organization shall establish a content management system, clarify the responsibilities, standards, processes and accountability methods of content audit, and report to the administrative department of culture at the provincial level for record.

Regulations Relating to Information Security and Censorship

Internet content in mainland China is regulated and restricted from a state security standpoint. The Standing Committee of the National People’s Congress enacted the Decisions on the Maintenance of Internet Security on December 28, 2000, which were last amended on August 27, 2009, providing that the following activities conducted through the internet are subject to criminal liabilities: (i) gaining improper entry into any of the computer information networks relating to state affairs, national defensive affairs, or cutting-edge science and technology; (ii) violation of relevant provisions of the State in the form of unauthorized interruption of any computer network or communication service, as a result of which the computer network or communication system cannot function normally; (iii) spreading rumor, slander or other harmful information via the internet for the purpose of inciting subversion of the state political power; (iv) stealing or divulging state secrets, intelligence or military secrets via internet; (v) spreading false or inappropriate commercial information; or (vi) infringing on the intellectual property.

On November 7, 2016, the Standing Committee of the National People’s Congress promulgated the PRC Cyber Security Law, which became effective on June 1, 2017, pursuant to which, network operators shall comply with laws and regulations and fulfill their obligations to safeguard security of the network when conducting business and providing services. Those who provide services through networks including us shall take technical measures and other necessary measures pursuant to laws, regulations and compulsory national requirements to safeguard the safe and stable operation of the networks, respond to network security incidents effectively, prevent illegal and criminal activities, and maintain the integrity, confidentiality and usability of network data, and the network operator shall prevent network data from being divulged, stolen or falsified. In addition, any network operator to collect personal information shall follow the principles of legitimacy, rationality and necessity and shall not collect or use any personal information without due authorization of the person whose personal information is collected, and network operators of key information infrastructure shall store within the territory of mainland China all the personal information and important data collected and produced within the territory of mainland China.

On September 12, 2022, the CAC released the Notice on Seeking Public Comments on the Decision on Amending the PRC Cyber Security Law (Draft for Public Comments), which imposes more stringent legal liabilities and raises the upper limit of monetary fines for serious violation of the security protection obligations of network operation, network information, critical information infrastructure and personal information under the PRC Cyber Security Law to RMB50 million or 5% of the company’s total sales from the previous year.

On June 22, 2007, the Ministry of Public Security, the National Administration of State Secrets Protection, the State Cipher Code Administration and the Information Office of the State Council (absorbed into the MIIT) promulgated the Administrative Measures for the Graded Protection of Information Security, effective from June 22, 2007, pursuant to which, graded protection of the state information security shall follow the principle of “independent grading and independent protection,” and the security protection grade of an information system shall be determined according to such factors as its level of importance in national security, economic development and social livelihood as well as its level of damage to national security, social order, public interests and the legitimate rights and interests of citizens, legal persons and other organizations in case it is destroyed, accordingly the security protection grade of an information system may be classified into five grades.  The entities operating the information systems shall determine the security protection grade of the information system pursuant to these measures and the Guidelines for Grading of Classified Protection of Cyber Security, and report the grade to the relevant department for examination and approval.

On April 13, 2020, the CAC, the National Development and Reform Commission, MIIT and other nine promulgation authorities issued the Cybersecurity Review Measures, effective on June 1, 2020, which stipulate that the cybersecurity review shall focus on the evaluation of possible risks to national security caused by the purchase of the network product or service, also provide for more detailed rules regarding cybersecurity review requirements. On December 28, 2021, the CAC, together with certain other PRC governmental authorities, jointly released the Revised Cybersecurity Review Measures, which took effect on February 15, 2022. Pursuant to the Revised Cybersecurity Review Measures, critical information infrastructure operators procuring network products and services and online platform operators conducting data processing activities that affect or may affect national security shall conduct a cybersecurity review. In particular, if operators of critical information infrastructure anticipate that its procurement of network products and services affect or may affect national security after the network products and services being put into use, it shall apply for cybersecurity review to the Cybersecurity Review Office. In addition, online platform operators possessing personal information of more than one million users seeking to be listed on a foreign stock exchange must apply for a cybersecurity review. If the authorities believe that the network products or services or the data processing activities of the operators affect or may affect national security, they may initiate the cybersecurity review against such operators. Given the Revised Cybersecurity Review Measures were relatively new, there are substantial uncertainties as to the interpretation, application and enforcement of the Revised Cybersecurity Review Measures.

On June 10, 2021, the Standing Committee of the National People’s Congress promulgated the PRC Data Security Law which came into effect on September 1, 2021 and provides for a security review procedure for the data activities that may affect national security. The PRC Data Security Law requires data processing, which includes the collection, storage, use, processing, transmission, provision and publication of data, to be conducted in a legitimate and proper manner. It also introduces a data classification and hierarchical protection system based on the importance of data to economic and social development, as well as the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, or illegally acquired or used. The appropriate level of protection measures is required to be taken for each respective category of data. In addition, the PRC Data Security Law also provides that any organization or individual within the territory of mainland China shall not provide any foreign judicial body and law enforcement body with any data stored within the territory of mainland China without the approval of the competent PRC governmental authorities. Violation of the PRC Data Security Law may subject the entities or individuals to warning, fines, and business suspension, revocation of permits or business licenses, or even criminal liabilities.

On July 30, 2021, the PRC State Council promulgated the Regulations on Security Protection of Critical Information Infrastructure, which became effective on September 1, 2021. Pursuant to such regulations, “critical information infrastructure” shall mean any important network facilities or information systems of important industries or fields such as public communication and information service, energy, transportation, water conservation, finance, public services, government digital services and national defense science, and any other important network facilities or information systems which may seriously endanger national security, national economy, people’s livelihood and public interest in case of damage, function loss or data leakage. In addition, the administration departments for each critical industry and sector shall be responsible for formulating identification rules and determining the critical information infrastructure in the respective industry or field. The operators shall be informed about the final determination. As of the date of this annual report, no detailed implementation rules have been issued by the governmental authorities, and we have not been informed by any governmental authority that we are a critical information infrastructure operator.

On November 14, 2021, the CAC published draft Regulations on the Administration of Network Data Security (solicitation for comment) for public comments, which provides that data processors conducting certain activities shall apply for cybersecurity review, among others, including: (i) merger, reorganization or division of online platform operators that have acquired a large amount of data related to national security, economic development or public interests affects or may affect national security; (ii) listing on a foreign stock exchange of data processors processing over one million individuals’ personal information; (iii) data processors’ listing in Hong Kong which affects or may affect national security; or (iv) other data processing activities that affect or may affect national security. However, as of the date of this annual report, there have been no clarifications from the authorities as to the standards for determining whether an activity “affects or may affect national security.” These draft regulations also require data processors processing over one million users’ personal information to comply with the regulations on important data processors, including, among others, appointing a person in charge of data security and establishing a data security management organization, filing with the competent authority within fifteen working days after identifying its important data, formulating data security training plans and organizing data security education and training for all staff every year, and that the education and training time of data security related technical and management personnel shall not be less than 20 hours per year. In addition, the draft regulations require that data processors processing important data or going public overseas shall conduct an annual data security self-assessment or entrust a data security service institution to do so, and submit the data security assessment report of the previous year to the local branch of CAC before January 31 each year. Further, the draft regulations require Internet platform operators to establish platform rules, privacy policies and algorithm strategies related to data, and solicit public comments on their official websites and personal information protection related sections for no less than 30 working days when they formulate platform rules or privacy policies or makes any amendments that may have significant impacts on users’ rights and interests. Platform rules and privacy policies formulated by operators of large Internet platforms with more than 100 million daily active users, or amendments to such rules or policies by operators of large Internet platforms with more than 100 million daily active users that may have significant impacts on users’ rights and interests shall be evaluated by a third-party organization designated by the CAC and reported to local branch of the CAC for approval. As of the date of this annual report, the draft regulations have not been formally adopted.

In addition, the Administrative Regulations on Online Recruitment Services provide that HR services agencies engaging in online recruitment services shall, in accordance with the requirements under the laws and regulations of mainland China related to national cybersecurity and cybersecurity graded protection systems, strengthen cybersecurity management, perform cybersecurity protection obligations, and adopt technical or other necessary measures to ensure the security of recruitment service network, information system and users’ information. Moreover, HR services agencies shall establish and improve their user s’ information protection system for online recruitment services, and shall not disclose, divulge, damage or illegally sell or provide to any person, such information as the citizen identification number, age, gender, address, contact information of an individual or any information on business situations of an employer. If such agencies provide any personal information or important data collected or generated within mainland China to any overseas party due to their business operation, such provision shall abide by applicable laws and regulations of mainland China.

On July 7, 2022, the CAC issued the Measures for the Security Assessment of Cross-border Transfer of Data, which became effective on September 1, 2022. These measures require the data processor providing data overseas and falling under any of the following circumstances to apply for the security assessment of cross-border transfer of data with the local provincial-level counterparts of the national cybersecurity authority: (i) where the data processor intends to provide important data overseas; (ii) where a critical information infrastructure operator and a data processor who has processed personal information of more than 1,000,000 individuals intends to provide personal information overseas; (iii) where a data processor who has provided personal information of 100,000 individuals or sensitive personal information of 10,000 individuals to overseas recipients, in each case as calculated cumulatively, since 1 January of the last year intends to provide personal information overseas; and (iv) other circumstances where the security assessment of data cross-border transfer is required as prescribed by the CAC. Furthermore, the data processor shall conduct a self-assessment on the risk of data cross-border transfer prior to applying for the foregoing security assessment, under which the data processor shall focus on certain factors including, among others, the legitimacy, fairness and necessity of the purpose, scope and method of data cross-border transfer and the data processing of overseas recipients, the scale, scope, type and sensitivity of the data to be transferred abroad, the risks that the cross-border data transfer may bring to national security, public interests and the legitimate rights and interests of individuals or organizations as well as whether the cross-border data transfer related contracts or the other legally binding documents to be entered with overseas recipients have fully included the data security protection responsibilities and obligations. On March 22, 2024, the CAC issued the Provisions on Promoting and Regulating Cross-border Data Flows, which became effective on March 22, 2024, requiring security assessment for the following types of cross-border data transfers: (i) for critical information infrastructure operators, the outbound transfer of personal information or important data, and (ii) for data processors that are not critical information infrastructure operators, the outbound transfer of important data or the cumulative outbound transfer within one calendar year of the personal information of over one million people or the sensitive personal information of over 10,000 people. These provisions also stipulated that, when data processors that are not critical information infrastructure operators engage in the cumulative outbound transfer within one calendar year of the personal information of over 10,000 people but less than one million people or the sensitive personal information of less than 10,000 people, the data processors must enter into a standard contract for cross-border transfer of personal information with the data recipient or obtain a certification for the protection of personal information. Furthermore, these provisions clarified that data processors do not need to treat any data as “important data” the outbound transfer of which requires security assessments, if government authorities have not declared or notified them that the data are “important data.”

On December 8, 2022, the MIIT issued the Measures for the Administration of Data Security in the Field of Industry and Information Technology (for Trial Implementation), which became effective on January 1, 2023. The measures are aimed to regulate the processing activities of data in the field of industry and information technology field conducted by data processors in the PRC. The measures apply to industrial enterprises, software and information technology service companies, and companies holding licenses for operation of telecommunication services that independently determine the purposes and methods of data processing in the course of data processing activities. Data processing activities include, among others, the collection, storage, use, processing, transmission, provision, and disclosure of data. Pursuant to the measures, data in the field of industry and information technology includes industrial data, telecommunication data and radio data generated and collected during the operation of the services. The measures provide for the classification of data in the field of industry and information technology as general, important, or core data, and provide specific requirements for the management of data classifications and data protection measures, including, among others, data collection, storage, processing, transmission, disclosure, and destruction for data processors in the field of industry and information technology. In particular, data processors processing important data and core data are required to complete filings with the authorities for the catalogue of important data and core data. The filing information includes basic information on the data, such as category, classification, quantity, processing purposes and methods of data processing, scope of use, liable entities, data sharing, cross-border transfer of data and data security protection measures. If over 30% of the quantity (i.e., number of data items or amount of data stored) of important and core data changes or there is any material change to other filing information, data processors must update the filing information with the authorities within three months after such change. Furthermore, the measures provide data security requirements for cross-border and data transfers for data processors. If a data processor needs to transfer data in cases of merger, restructuring, or bankruptcy, it shall establish a data transfer plan and notify users affected. In addition, the measures indicate that the legal representative or principal of the data processor should be the primary person held accountable for data security and the person in charge of data security should take direct responsibility for the security of data processing activities.

Regulations Relating to Privacy Protection

Pursuant to the Civil Code of the PRC, the personal information of a natural person shall be protected by the law. Any organization or individual that need to obtain personal information of others shall obtain such information legally and ensure the safety of such information, and shall not illegally collect, use, process or transmit personal information of others, or illegally purchase or sell, provide or make public personal information of others.

On December 13, 2005, the Ministry of Public Security issued the Regulations on Technological Measures for Internet Security Protection, which took effect on March 1, 2006. These measures require Internet service providers including us to take proper measures including anti-virus, data back-up and other related measures, and to keep records of certain information about their users (including user registration information, log-in and log-out time, IP address, content and time of posts by users) for at least 60 days, and detect illegal information, stop transmission of such information, and keep records. Internet services providers including us are prohibited from unauthorized disclosure of users’ information to any third parties unless such disclosure is required by the laws and regulations. They are further required to establish management systems and take technological measures to safeguard the freedom and secrecy of the users’ correspondences.

On December 28, 2012, the Standing Committee of the National People’s Congress promulgated the Decision on Strengthening Network Information Protection to enhance the legal protection of information security and privacy on the internet. On July 16, 2013, the MIIT promulgated the Provisions on Protection of Personal Information of Telecommunication and Internet Users, effective on September 1, 2013, to regulate the collection and use of users’ personal information in the provision of telecommunication services and Internet information services in mainland China and the personal information includes a user’s name, birth date, identification card number, address, phone number, account name, password and other information that can be used for identifying a user. Telecommunication business operators and Internet service providers are required to constitute their own rules for the collecting and use of users’ information and they cannot collect or use of user’s information without users’ consent. Telecommunication business operators and Internet service providers must specify the purposes, manners and scopes of information collection and uses, obtain the consent of the relevant individuals, and keep the collected personal information confidential. Telecommunication business operators and Internet service providers are prohibited from disclosing, tampering with, damaging, selling or illegally providing others with, collected personal information. Telecommunication business operators and Internet service providers are required to take technical and other measures to prevent the collected personal information from any unauthorized disclosure, damage or loss.

On December 29, 2011, the MIIT promulgated the Several Provisions on Regulation of the Order of Internet Information Service Market, which became effective on March 15, 2012. The provisions stipulate that without the consent of users, Internet information service providers shall not collect information relevant to the users that can lead to the recognition of the identity of the users independently or in combination with other information, nor shall they provide this kind of information to others, unless otherwise provided by laws and administrative regulations. The provisions also require that Internet information service providers properly store this information; if it is divulged or may possibly be divulged, Internet information service providers shall immediately take remedial measures; where such incident causes or may cause serious consequences, they shall immediately report the same to the telecommunications administration authorities that grant them with the Internet information service license or filing and cooperate in the investigation and disposal carried out by the competent government authorities. Failure to comply with such requirements may result in a fine between RMB10,000 and RMB30,000 and an announcement to the public. According to the PRC Cyber Security Law, a network operator shall not collect personal information irrelevant to the services it provides or collect or use personal information in violation of the provisions of laws or agreements between both parties.

On May 8, 2017, the Supreme People’s Court and the Supreme People’s Procuratorate released the Interpretations of the Supreme People’s Court and the Supreme People’s Procuratorate on Several Issues Concerning the Application of Law in the Handling of Criminal Cases Involving Infringement of Citizens’ Personal Information, effective from June 1, 2017. These interpretations clarify several concepts regarding the crime of “infringement of citizens’ personal information” stipulated by Article 253A of the Criminal Law of the PRC, including “citizen’s personal information,” “provision,” and “unlawful acquisition.” Also, they specify the standards for determining “serious circumstances” and “particularly serious circumstances” of this crime.

On January 23, 2019, the Office of the Central Cyberspace Affairs Commission, the MIIT, the Ministry of Public Security, and the SAMR jointly issued an Announcement of Launching Special Crackdown Against Illegal Collection and Use of Personal Information by Apps to implement special rectification works against mobile Apps that collect and use personal information in violation of applicable laws and regulations, where business operators are prohibited from collecting personal information irrelevant to their services, or forcing users to give authorization in disguised manner.

On November 28, 2019, the CAC, the MIIT, the Ministry of Public Security and the SAMR jointly issued the Methods of Identifying Illegal Acts of Apps to Collect and Use Personal Information, effective on the same date. This regulation further specifies certain illegal practices of Apps operators in terms of personal information protection, including “failure to publicize rules for collecting and using personal information,” “failure to expressly state the purpose, manner and scope of collecting and using personal information,” “collection and use of personal information without consent of users of such App,” “collecting personal information irrelevant to the services provided by such App in violation of the principle of necessity,” “provision of personal information to others without users’ consent,” “failure to provide the function of deleting or correcting personal information in accordance with the law” and “failure to disclose information for complaints and reporting.”

On March 12, 2021, the MIIT, the CAC, the Ministry of Public Security and the SAMR jointly promulgated the Rules on the Scope of Necessary Personal Information for Common Types of Mobile Internet Applications, effective on May 1, 2021, which specify that the scope of necessary personal information for job hunting and recruitment applications includes mobile phone numbers of registered users and resume provided by job seekers. On April 26, 2021, the MIIT promulgated Interim Provisions on the Administration of Personal Information Protection for Apps (Draft for Comments), which further stipulate the protection and management of the personal information on the Apps. As of the date of this annual report, the Interim Provisions on the Administration of Personal Information Protection for Apps (Draft for Comments) has not been formally adopted.

The PRC Data Security Law specifies that the scope of the data almost includes all information records generated from every aspect of production, operation and management during the process of digital transformation of government affairs and enterprises, and requires that data shall be collected legally and properly and shall not be acquired by theft or other illegal means. An entity conducting data processing activities shall establish a sound data security management system throughout the whole process, organize data security education and training and take technical measures and other necessary measures to ensure the security of the information. In addition, data processing activities carried out through the Internet or any other information network shall be conducted on the basis of the graded protection system for cybersecurity. Risk monitoring shall be strengthened when data processing activities are conducted, and remedial measures shall be taken immediately upon discovery of any data security defect or bug. In case of data security incidents, disposal measures shall be taken immediately, users shall be timely notified in accordance with the provisions and reports shall be made to the competent authorities.

On August 20, 2021, the PRC Personal Information Protection Law was passed by the Standing Committee of the National People’s Congress and became effective on November 1, 2021. This law consolidates rules with respect to personal information rights and privacy protection and specifies the protection requirements for processing personal information, and specifies the rules for processing sensitive personal information. The personal information of an individual shall be processed on the basis of having the consent of the data subject concerned or on some other legitimate basis. Only where there is a specific purpose and sufficient necessity, and under circumstances where strict protection measures are taken, may personal information processors process sensitive personal information. The processing of sensitive personal information of an individual shall be subject to the individual’s separate consent. Personal information processors shall be subject to the liability for personal information processing activities, and adopt necessary measures to safeguard the security of the personal information. Otherwise, the personal information processors will be subject to orders of the regulatory authorities to rectify their operations, suspend or terminate the provision of services, or confiscation of illegal income, fines or other penalties.

In addition, the PRC Personal Information Protection Law strengthens the supervision of automatic decision making to protect the rights of individuals to obtain fair transaction terms and to strengthen the supervision of mobile applications, including: (i) requiring transparency, fairness and impartiality; (ii) banning automatic decision making that impose unreasonable preferential treatment on individuals in terms of transaction prices and other transaction conditions; (iii) setting forth individuals’ right to opt out of automatic decision making; (iv) setting forth individuals’ right to receive explanation of the process which could have significant impact on individuals’ rights and interests and the right to not be subject to decisions based solely on automated processing when such decisions have significant impact on the individual. The processors using personal information for automatic decision making must ensure the transparency of the decision making and fairness and impartiality of the results, and the automatic decision making must not be used to impose unreasonable differential treatment on individuals in terms of transaction prices and other transaction conditions. If the automatic decision making is used for information pushing or commercial marketing to individuals, processors must provide individuals with options that are not based on the individuals’ personal characteristics, or convenient methods for the individuals to refuse such commercial marketing or information pushing. Such options may include, for example, providing a tab on the user interface to disable information pushing with one click, so that users do not have to receive information feed customized based on his or her personal characteristic features. In addition, if such decisions significantly affect the rights and interests of an individual, the individual can request processors to give explanations or refuse to accept the processors making decisions solely based on automatic decision making.

Regulations Relating to Generative AI

On August 29, 2019, the Ministry of Science and Technology issued the Guidelines for the Construction of the National New Generation Artificial Intelligence Innovation and Development Pilot Zone, which were amended on September 29, 2020 and came into effect on the same date. The guidelines aim to establish a conducive environment for the innovation and development of AI, promote the establishment of AI infrastructure and enhance the conditional support for the innovation and development of AI.

On March 12, 2021, the National People’s Congress promulgated the Outline of the 14th Five-Year Plan for the National Economic and Social Development of the People’s Republic of China and the Outlines of Objectives in Perspective for the Year 2035. The outlines emphasize key focus areas including essential algorithms for AI, and underscore the nurturing of emerging digital industries such as AI.

On November 25, 2022, the CAC, the MIIT and the Ministry of Public Security promulgated the Administrative Provisions on Deep Synthesis of Internet Information Services, which became effective on January 10, 2023. Pursuant to these provisions, deep synthesis service providers are required to fulfill their primary responsibilities for information security, establish and improve management systems for various aspects including user registration, algorithm mechanism review, scientific and technological ethics review, information release review, data security, personal information protection, combating telecom and online fraud, and emergency response and implement secure and controllable technical support measures.

On July 10, 2023, the CAC, the National Development and Reform Commission, the Ministry of Education, the Ministry of Science and Technology, the MIIT, the Ministry of Public Security and the National Radio and Television Administration promulgated the Interim Measures for the Administration of Generative Artificial Intelligence Services, which became effective on August 15, 2023. These measures outline compliance requirements for providers of generative AI services to the public within the territory of PRC. Providers are required to conduct data processing training activities in accordance with PRC laws and regulations and assume responsibility as producers of network information contents, as well as fulfill network information security obligations. Any provider of Generative AI services with attribute of public opinions or of social mobilization ability shall conduct security assessment in accordance with the relevant provisions, and complete the formalities for algorithm filing, change or deregistration in accordance with the Administrative Provisions on Algorithm Recommendation for Internet Information Service. Other requirements under these measures include the use of legitimate data sources, no infringement on others’ legitimate intellectual property rights, and obtaining consent for personal information usage. Violations may result in punishment specified under the PRC data and cybersecurity legal regime, including the PRC Cyber Security Law, the PRC Data Security Law, the PRC Personal Information Protection Law, and the PRC Science and Technology Progress Law. In the absence of any specific provisions, violations may result in warnings, orders to correct, and orders to suspend the provision of services determined by competent governmental authorities.

Regulations Relating to Advertisement

All commercial advertising activities for direct or indirect introduction of products or services promoted by product business operators or service providers via a certain medium and in a certain form within the territory of the PRC are applied to the PRC Advertising Law, promulgated by the Standing Committee of the National People’s Congress on October 27, 1994 and as last amended and effective on April 29, 2021, which requires advertisers, advertising operators and advertising distributors to ensure that the content of the advertisements they produce or distribute are true and in full compliance with applicable laws and regulations and the content of the advertisement shall not contains the prohibited information including but not limited to (i) information harm the dignity or interests of the State or divulge the secrets of the State, (ii) information contain wordings such as “national level,” “highest level” and “best,” (iii) information contain ethnic, racial, religious, sexual discrimination.  In addition, where a special government review is required for certain categories of advertisements before publishing, the advertisers, advertising operators and advertising distributors are obligated to confirm that such review has been duly performed and that the approval has been obtained. Without prior consent or request, the advertisers, advertising operators and advertising distributors shall not deliver advertisement to any person’s accommodation or transportation. If the advertisers, advertising operators and advertising distributors display any pop-up advertisement, they shall show the close button clearly to make sure that the viewers can close the advertisement upon one-click.

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

On February 25, 2023, the SAMR promulgated the Measures for the Administration of Internet Advertisement, effective from May 1, 2023. These measures are applicable to the usage of internet media such as websites, web pages, and internet applications, whether directly or indirectly, to promote commercial advertisement activities for products or services via text, images, videos or other forms, in the territory of the PRC. Under the new measures, when publishing internet advertisements in the form of pop-ups or other forms, the advertiser or the publisher should prominently mark a close button to ensure that the advertisement can be closed with one click. Furthermore, operators of live broadcasting rooms who are commissioned to provide advertisement design, production, agency and publishing services shall assume legal responsibility and obligations as the advertisement operator and advertiser.

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

Regulations Relating to Intellectual Property

Regulations on Patents

Pursuant to the Patent Law of the PRC, which was issued by the Standing Committee of the National People’s Congress on March 12, 1984, and last revised on October 17, 2020 and became effective as of June 1, 2021, the State Intellectual Property Office is responsible for managing patent work of the whole nation. The patent management departments of the people’s governments of each province, autonomous region and municipality directly under the central government are responsible for the patent management in their respective administrative regions. Chinese patent system adopts the principle of “prior application,” i.e., where two or more applicants file applications for patent for the identical invention or creation respectively, the patent right shall be granted to the applicant whose application was filed first. If one wishes to file application for patent for invention or utility models, the following three standards must be met: novelty, creativity and practicability. The validity period of a patent for invention is 20 years, the validity period of utility models is 10 years, and the validity period of the design is 15 years. Others may use the patent after obtaining the permit or proper authorization of the patent holder, otherwise such behavior will constitute an infringing act of the patent right.

Regulations on Trademarks

Pursuant to the Trademark Law of the PRC, which was promulgated by the Standing Committee of the National People’s Congress on August 23, 1982 and last amended on April 23, 2019 and came into effect on November 1, 2019, the Implementation Regulations of the Trademark Law of the PRC which were issued by the State Council on August 3, 2002 and last amended on April 29, 2014, and went into effect on May 1, 2014. The Trademark Office under the China National Intellectual Property Administration shall handle trademark registrations and grant a term of ten years to registered trademarks, which may be renewed for additional ten year period upon request from the trademark owner. The Trademark Law of the PRC has adopted a “first-to-file” principle with respect to trademark registration. Where an application for trademark for which application for registration has been made is identical or similar to another trademark which has already been registered or is under preliminary examination and approval for use on the same kind of or similar commodities or services, the application for registration of such trademark may be rejected. Any person applying for the registration of a trademark may not prejudice the existing right of others, nor may any person register in advance a trademark that has already been used by another party and has already gained a “sufficient degree of reputation” through such party’s use. A trademark registrant may, by entering into a trademark licensing contract, license another party to use its registered trademark. Where another party is licensed to use a registered trademark, the licenser shall report the license to the Trademark Office under the China National Intellectual Property Administration for recordation, and the office shall publish it. An unrecorded license may not be used as a defense against a third party in good faith.

Regulations on Copyrights

Pursuant to the Copyright Law of the PRC promulgated by the Standing Committee of the National People’s Congress on September 7, 1990 and last amended on November 11, 2020 and became effective as of June 1, 2021, Chinese citizens, legal persons or other entities shall, whether published or not, enjoy copyright in their works, which include, among others, works of literature, art, natural science, social science, engineering technology and computer software created in writing or oral or other forms.  Copyright holders can enjoy multiple rights, including the right of publication, the right of authorship and the right of reproduction.

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

Regulations on Domain Names

Pursuant to the Measures for the Administration of Internet Domain Names promulgated by MIIT on August 24, 2017 and became effective on November 1, 2017, domain name shall refer to the character mark of hierarchical structure, which identifies and locates a computer on the internet and corresponds to the Internet Protocol address of that computer. The MIIT supervises and administers the domain name services in mainland China. The registration for domain names such as the first-tier domain name “.cn” follows the principle of “first application, first registration.” An applicant for registration of domain name shall provide information for the registration of domain name such as the true, accurate and complete information on the identity of the domain name holder to the domain name registration service authority. After completion of the registration procedures, the applicant will become the holder of the domain name. Any registration and use of domain names by organizations and individuals shall abide by the requirements of the Measures for the Administration of Internet Domain Names, and any registrations and uses of domain names in breach of the said Measures constitutes an offense and is subject to criminal liability.

Regulations Relating to Foreign Exchange

Regulations on Foreign Currency Exchange

The principal regulations governing foreign currency exchange in mainland China are the Foreign Exchange Administration Regulations, as last amended on August 5, 2008. Pursuant to the regulations, international payments in foreign exchange and the transfer of foreign exchange under the current account items shall not be subject to any state control or restriction when complying with certain procedural requirements. In contrast, the conversion of RMB into foreign currencies and remittance of the converted foreign currency outside mainland China for the purpose of capital account items, such as direct equity investments, loans and repatriation of investment, requires prior approval from SAFE or its local branches.

According to the Circular of SAFE on Further Improving and Adjusting the Foreign Exchange Policies on Direct Investment and its appendix, the Operating Rules for Foreign Exchange Issues with Regard to Direct Investment under Capital Account, promulgated by the SAFE on November 19, 2012 and last amended on December 30, 2019, foreign exchange control measures related to foreign direct investment are improved, such as (i) the open of and payment into the foreign exchange account related to direct investment are no longer subject to approval by SAFE; (ii) reinvestment with legal income of foreign investors in mainland China is no longer subject to approval by SAFE; (iii) purchase and external payment of foreign exchange related to foreign direct investment are no longer subject to approval by SAFE.  Later, on February 13, 2015, SAFE issued the Circular on Further Simplifying and Improving Foreign Exchange Administration Policies in Respect of Direct Investment, or Circular 13, effective from June 1, 2015 and last amended on December 30, 2019, providing that the bank, instead of SAFE, can directly handle the foreign exchange registration and approval for foreign direct investment and SAFE and its branches.

SAFE released the Notice of the State Administration of Foreign Exchange on Reforming the Mode of Management of Settlement of Foreign Exchange Capital of Foreign Invested Enterprises, or Circular 19, on March 30, 2015, which came into force on June 1, 2015 and last amended on March 23, 2023. Under Circular 19, a foreign invested enterprise, within the registered scope of business, may settle their foreign exchange capital following a principal of authenticity on a discretionary basis according to the actual needs of their business operation, and the RMB capital so converted can be used for equity investments within mainland China, which will be regarded as the reinvestment of foreign-invested enterprise, provided that such foreign invested enterprises are not registered as an enterprises mainly engaged in investment business, including foreign investment companies, foreign funded venture capital enterprises and foreign funded equity investment enterprises. The RMB converted from the foreign exchange capital will be kept in a designated account and is not allowed to be used directly or indirectly for purposes beyond its business scope or used to provide RMB entrusted loans (unless permitted within its registered business scope), repayment of inter-company loans (including third-party advances), and repayment of bank RMB loans that have been re-loaned to third parties, and other uses expressly forbidden under Circular 19.

The Circular of the SAFE on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or Circular 16, was promulgated and became effective on June 9, 2016 and last amended on December 4, 2023. According to Circular 16, enterprises registered in mainland China may also convert their foreign debts from foreign currency into RMB on self-discretionary basis. Circular 16 provides an integrated standard for conversion of foreign exchange under capital account items (including but not limited to foreign currency capital and foreign debts) on self-discretionary basis, which applies to all enterprises registered in mainland China. Circular 16 reiterates the principle that RMB converted from foreign currency-denominated capital of a company may not be directly or indirectly used for purposes beyond its business scope and may not be used for investments in securities or other investment excluding financial products and structured deposits with risk rating results not higher than Grade II within mainland China unless otherwise specifically provided. Besides, the converted RMB shall not be used to make loans for non-affiliated enterprises unless it is permitted within the business scope or to purchase any residential real estate that is not for the enterprise’s own use unless it is an enterprise engaging in real estate development and leasing.

On October 23, 2019, SAFE issued the Notice by the State Administration of Foreign Exchange of Further Facilitating Cross-border Trade and Investment, or Circular 28, last amended on December 4, 2023, which cancels the restrictions on domestic equity investments by capital fund of non-investment foreign invested enterprises and allows non-investment foreign invested enterprises to use their capital funds to lawfully make equity investments in mainland China, provided that such investments do not violate the Negative List and the target investment projects are genuine and in compliance with laws.

According to the Circular on Optimizing Administration of Foreign Exchange to Support the Development of Foreign-related Business, or Circular 8 issued by the SAFE on April 10, 2020, eligible enterprises are allowed to make domestic payments by using their capital funds, foreign credits and the income under capital accounts of overseas listing, with no need to provide the evidentiary materials concerning authenticity of such capital for banks in advance, provided that their capital use shall be authentic and in line with provisions, and conform to the prevailing administrative regulations on the use of income under capital accounts. The concerned bank shall conduct spot checking in accordance with the requirements.

On December 4, 2023, SAFE issued the Notice by the State Administration of Foreign Exchange of Further Deepening Reforms to Facilitating Cross-border Trade and Investment, providing that qualified “high and new technology enterprises,” “specialized, featured and new enterprises” and “small and medium-sized high-tech enterprises” in Tianjin, Shanghai, Jiangsu, Shandong (including Qingdao), Hubei, Guangdong (including Shenzhen), Sichuan, Shaanxi, Beijing, Chongqing, Zhejiang (including Ningbo), Anhui, Hunan, and Hainan may borrow foreign debts freely within the limit of the equivalent of US$10 million, and qualified “high and new technology enterprises,” “specialized, featured and new enterprises” and “small and medium-sized high-tech enterprises” in other regions may borrow foreign debts freely within the limit of the equivalent of US$5 million. The interpretation and implementation in practice of this notice, Circular 28 and Circular 8 are still subject to substantial uncertainties given they are newly issued regulations.

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

Pursuant to SAFE Circular 37, a SPV refers to an overseas enterprise directly formed or indirectly controlled for investment or financing purposes by a domestic resident (domestic institution or domestic individual resident) with the assets or interests it legally holds overseas or in a domestic enterprise, while “round trip investment” refers to the direct investments made in mainland China by domestic residents directly or indirectly through SPVs, namely, the behavior of establishing foreign invested enterprises or projects in mainland China by formation, acquisition, merger, or any other means, and acquiring interests, such as ownership, control, or operating right, in them. SAFE Circular 37 provides that, before making contribution into an SPV, mainland China residents are required to complete foreign exchange registration with SAFE or its local branch according to SAFE Circular 37 and applicable currently effective SAFE regulations. According to Circular 13, local banks, instead of SAFE, will examine and handle foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration.

Failure to comply with the registration procedures set forth in SAFE Circular 37 and the subsequent notice, or making misrepresentation on or failure to disclose controllers of the foreign invested enterprise that is established through round-trip investment, may result in restrictions imposed on the foreign exchange activities of the foreign invested enterprise, including payment of dividends and other distributions, such as proceeds from any reduction in capital, share transfer or liquidation, to its offshore parent or affiliate, and the capital inflow from the offshore parent, and may also subject mainland China residents or entities to penalties under PRC foreign exchange administration regulations.

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

Regulations on Stock Incentive Plans

Pursuant to the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, issued by SAFE on February 15, 2012, employees, directors, supervisors and other senior management participating in any stock incentive plan of an overseas publicly listed company who are PRC citizens or who are non PRC citizens residing in mainland China for a continuous period of not less than one year, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be a subsidiary in mainland China of such overseas listed company, and complete certain other procedures. Failure to complete the SAFE registrations may subject them to fines and legal sanctions and may also limit their ability to contribute additional capital into their wholly foreign owned subsidiaries in mainland China and limit these subsidiaries’ ability to distribute dividends to them. The domestic agents shall, on behalf of the mainland China residents who have the right to exercise the employee share options, apply to SAFE or its local branches for an annual quota for the payment of foreign currencies in connection with the mainland China residents’ exercise of the employee share options. The foreign exchange proceeds received by the mainland China residents from the sale of shares under the stock incentive plans granted and dividends distributed by the overseas listed companies must be remitted into the bank accounts in mainland China established by the domestic agents before distribution to such mainland China residents. In addition, the domestic agents shall quarterly submit the form for record-filing of information of the Domestic Individuals Participating in the Stock Incentive Plans of Overseas Listed Companies with SAFE or its local branches. Our stock incentive plan has been registered with the Sanya branch of SAFE through Hainan Huapin Borui Network Technology Co., Ltd. as the domestic agent under SAFE Circular 7. In addition, the domestic agents are required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan.

In addition, the State Administration of Taxation has issued circulars concerning stock incentive plan including share option and restricted shares, under which the income derived from such stock incentive plan by our employees who are mainland China resident individuals under the PRC Individual Income Tax Law (2018 Revision) will be subject to PRC individual income tax. Our mainland China subsidiaries and VIE have obligations to file documents related to such stock incentive plan with the tax authorities and to withhold individual income taxes of those employees for their income derived from the stock incentive plan. If our employees fail to pay or if we fail to withhold their income taxes as required by the laws and regulations, we may face sanctions imposed by the PRC tax authorities or other PRC government authorities.

Regulations Relating to Dividend Distributions

The principal laws, rules and regulations governing dividend distributions by foreign-invested enterprises in mainland China are the PRC Company Law last amended in 2023 and to be effective in July 2024 and the Foreign Investment Law and its Implementing Regulations. Under these requirements, foreign-invested enterprises may pay dividends only out of their accumulated profit, if any, as determined in accordance with PRC accounting standards and regulations. A mainland China company is required to allocate at least 10% of their respective accumulated after-tax profits each year, if any, to fund certain capital reserve funds until the aggregate amount of these reserve funds have reached 50% of the registered capital of the enterprises. A mainland China company is not permitted to distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

Regulations Relating to Overseas Securities Offerings

On July 6, 2021, the PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies.

On February 17, 2023, the CSRC issued the Overseas Listing Regulations, and five supporting guidelines, which became effective on March 31, 2023. On May 16, 2023, the CSRC promulgated another supporting guideline, which came into effect on the same date. As a company that is listed outside of China whose main business operations are in mainland China, we must file with the CSRC within three business days after any offering of securities we make.

On February 24, 2023, the CSRC issued the Provisions on Strengthening the Confidentiality and Archive Management Work Relating to the Overseas Securities Offering and Listing by Domestic Companies, which became effective on March 31, 2023. These provisions aim to expand the applicable scope of the regulation to indirect overseas offerings and listings by PRC domestic companies and emphasize the confidentiality and archive management duties of PRC domestic companies during the process of overseas offerings and listings. Given these provisions were relatively new, there are substantial uncertainties as to their interpretation, application, and enforcement.

Regulations Relating to Employment and Social Welfare

Regulations on Employment

The major laws and regulations of mainland China that govern employment relationship are the PRC Labor Law, promulgated by the Standing Committee of the National People’s Congress on July 5, 1994, effective on January 1, 1995 and last amended on December 29, 2018, and the PRC Labor Contract Law, promulgated by the Standing Committee of the National People’s Congress on June 29, 2007, effective on January 1, 2008 and last amended on December 28, 2012, and the Implementation Rules of the PRC Labor Contract Law, issued by the State Council on September 18, 2008 and effective on the same day. According to the aforementioned laws and regulations, labor relationships between employers and employees must be executed in written form. The laws and regulations above impose stringent requirements on the employers in relation to entering into fixed-term employment contracts, hiring of temporary employees and dismissal of employees. As prescribed under the laws and regulations, employers shall ensure its employees have the right to rest and the right to receive wages no lower than the local minimum wages. Employers must establish a system for labor safety and sanitation that strictly abide by state standards and provide relevant education to its employees. Violations of the PRC Labor Contract Law and the PRC Labor Law may result in the imposition of fines and other administrative liabilities and/or incur criminal liabilities in the case of serious violations.

Regulations on Social Insurance and Housing Fund

According to the Social Insurance Law of the PRC, which was issued by the Standing Committee of the National People’s Congress on October 28, 2010 and came into effect on July 1, 2011 and was last revised on December 29, 2018, enterprises and institutions in mainland China shall provide their employees with welfare schemes covering pension insurance, unemployment insurance, maternity insurance, occupational injury insurance, medical insurance and other welfare plans. The employer shall apply to the local social insurance agency for social insurance registration within 30 days from the date of its formation. And it shall, within 30 days from the date of employment, apply to the social insurance agency for social insurance registration for the employee. Any employer who violates the regulations above shall be ordered to make correction within a prescribed time limit; if the employer fails to rectify within the time limit, the employer and its directly liable person will be fined. Meanwhile, the Interim Regulation on the Collection and Payment of Social Insurance Premiums, issued by the State Council on January 22, 1999, effective on the same day and was last revised on March 24, 2019, prescribes the details concerning the social securities.

Apart from the general provisions about social insurance, specific provisions on various types of insurance are set out in the Regulation on Work-Related Injury Insurance, issued by the State Council on April 27, 2003, effective on January 1, 2004, and revised on December 20, 2010, the Regulations on Unemployment Insurance, issued by the State Council on January 22, 1999 and effective on the same day, the Trial Measures on Employee Maternity Insurance of Enterprises, issued by the Ministry of Labor (one of the predecessors to the MOHRSS) on December 14, 1994 and effective on January 1, 1995. Enterprises subject to these regulations shall provide their employees with the corresponding insurance.

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

Any entity that fails to make deposit registration of the housing accumulation fund or fails to open a housing accumulation fund account for its employees shall be ordered to complete the procedures within a prescribed time limit. Any entity failing to complete the procedure within the time limit will be fined RMB10,000 to RMB50,000. Any entity fails to make payment of housing provident fund within the time limit or has shortfall in payment of housing provident fund will be ordered to make the payment or make up the shortfall within the prescribed time limit, otherwise, the housing provident management center is entitled to apply for compulsory enforcement with the People’s Court.

Regulations Relating to Tax

Regulations on Dividend Withholding Tax

The PRC Enterprise Income Tax Law was promulgated by the National People’s Congress on March 16, 2007, became effective on January 1, 2008 and was last amended on December 29, 2018. According to this law and the Regulation on the Implementation of the Enterprise Income Tax Law of the PRC, which was issued on December 6, 2007, became effective on January 1, 2008 and was further amended on April 23, 2019, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in mainland China to its foreign enterprise investors are subject to a 10% withholding tax, unless any such foreign enterprise investor’s jurisdiction of incorporation has a tax treaty with mainland China that provides for a preferential withholding arrangement. According to the Notice of the SAT on Negotiated Reduction of Dividends and Interest Rates issued on January 29, 2008 and revised on February 29, 2008, and the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income, which was issued by the State Administration of Taxation on August 21, 2006 and was subsequently amended in 2008, 2011, 2016 and 2019, the withholding tax rate in respect of the payment of dividends by a mainland China enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the mainland China enterprise and certain other conditions are met, including: (i) the Hong Kong enterprise must directly own the required percentage of equity interests and voting rights in the mainland China resident enterprise; and (ii) the Hong Kong enterprise must have directly owned such required percentage in the mainland China resident enterprise throughout the 12 months prior to receiving the dividends. However, based on the Circular on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties issued and became effective on February 20, 2009 by the State Administration of Taxation, if the PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment; and based on the Announcement on Certain Issues with Respect to the “Beneficial Owner” in Tax Treaties issued by the State Administration of Taxation on February 3, 2018 and effective from April 1, 2018, if an applicant’s business activities do not constitute substantive business activities, it could result in the negative determination of the applicant’s status as a “beneficial owner,” and consequently, the applicant could be precluded from enjoying the above-mentioned reduced income tax rate of 5%.

Regulations on Enterprise Income Tax

The PRC Enterprise Income Tax Law and the Regulation on the Implementation of the Enterprise Income Tax Law of the PRC impose a uniform 25% enterprise income tax rate to both foreign invested and domestic enterprises, except where tax incentives are granted to special industries and projects. Among other tax incentives, the preferential tax treatment continues as long as an enterprise can retain its “High and New Technology Enterprise” status.

Under the PRC Enterprise Income Tax Law, an enterprise established outside mainland China with “de facto management bodies” within mainland China is considered a “resident enterprise” for mainland China enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. The Notice Regarding the Determination of PRC-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies promulgated by the State Administration of Taxation on April 22, 2009 and last amended on December 29, 2017 and the Announcement of the State Administration of Taxation on Issues concerning the Determination of Resident Enterprises Based on the Standards of Actual Management Institutions promulgated by the State Administration of Taxation on January 29, 2014 set out the standards used to classify certain Chinese invested enterprises controlled by Chinese enterprises or Chinese enterprise groups and established outside of mainland China as “resident enterprises,” which also clarified that dividends and other income paid by such mainland China “resident enterprises” will be considered PRC source income and subject to PRC withholding tax, currently at a rate of 10%, when paid to non-mainland China enterprise shareholders.  This notice also subjects such mainland China “resident enterprises” to various reporting requirements with the PRC tax authorities. Under the Regulation on the Implementation of the Enterprise Income Tax Law of the PRC, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise.

On October 17, 2017, the State Administration of Taxation issued SAT Bulletin 37, last amended on June 15, 2018, which replaced the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-Mainland China Resident Enterprises, issued by the State Administration of Taxation, on December 10, 2009, and partially replaced and supplemented the rules under SAT Bulletin 7, issued by the State Administration of Taxation, on February 3, 2015. Under SAT Bulletin 7, an “indirect transfer” of assets, including equity interests in a mainland China resident enterprise, by non-mainland China resident enterprises may be re-characterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of mainland China enterprise income tax. As a result, gains derived from such indirect transfer may be subject to mainland China enterprise income tax. In respect of an indirect offshore transfer of assets of a mainland establishment, the gain is to be regarded as effectively connected with the mainland China establishment and therefore included in its enterprise income tax filing, and would consequently be subject to mainland China enterprise income tax at a rate of 25%. Where the underlying transfer relates to the immoveable properties in mainland China or to equity investments in a mainland China resident enterprise, which is not effectively connected to a mainland establishment of a non-resident enterprise, a mainland China enterprise income tax at 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments bears the withholding obligation. Pursuant to SAT Bulletin 37, the withholding party shall declare and pay the withheld tax to the competent tax authority in the place where such withholding party is located within seven days from the date of occurrence of the withholding obligation. Both SAT Bulletin 37 and SAT Bulletin 7 do not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired from a transaction through a public stock exchange.

Regulations on Value-added Tax

The Provisional Regulations of the PRC on Value-added Tax were promulgated by the State Council on December 13, 1993 and came into effect on January 1, 1994 and were subsequently amended in 2008, 2016 and 2017. The Detailed Rules for the Implementation of the Provisional Regulations of the PRC on Value-added Tax (Revised in 2011) were promulgated by the Ministry of Finance on December 25, 1993 and subsequently amended on December 15, 2008 and October 28, 2011. On November 19, 2017, the State Council promulgated the Decisions on Abolishing the Provisional Regulations of the PRC on Business Tax and Amending the Provisional Regulations of the PRC on Value-added Tax, or Order 691. According to the Provisional Regulations of the PRC on Value-added Tax, the Detailed Rules for the Implementation of the Provisional Regulations of the PRC on Value-added Tax and Order 691, all enterprises and individuals engaged in the sales of goods, the provision of processing, repair and replacement services, sales of services, intangible assets and real properties and the importation of goods within the territory of mainland China are subject to value-added tax. The value-added tax rates generally applicable are simplified as 17%, 11%, 6% and 0%, and the value-added tax rate applicable to the small-scale taxpayers is 3%.

On April 4, 2018, Adjustment to Value-added Tax Rates, or Bulletin 32, was promulgated by the Ministry of Finance and the State Administration of Taxation, which came into effect on May 1, 2018. According to Bulletin 32, the value-added tax rates of 17% and 11% are changed to 16% and 10%, respectively. On March 20, 2019, the Ministry of Finance, the State Administration of Taxation and the General Administration of Customs jointly promulgated the Announcement on Policies for Deepening the Value-added Tax Reform or Notice 39, which came into effect on April 1, 2019. Notice 39 further changes the value-added tax rates of 16% and 10% to 13% and 9%, respectively.

Regulations Relating to Anti-Monopoly

The Standing Committee of the National People’s Congress promulgated the Anti-Monopoly Law of the PRC on August 30, 2007, which came into effect on August 1, 2008 and last amended on June 24, 2022, reiterates that monopolistic conduct such as entering into monopoly agreements, abuse of such position and concentration of undertakings that have the effect of eliminating or restricting competition are prohibited.  Furthermore, a business operator with a dominant market position may not abuse its dominant market position to conduct acts such as selling commodities at unfairly high prices or purchasing commodities at unfairly low prices, selling products at prices below cost without any justifiable cause, and refusing to trade with a trading party without any justifiable cause. Sanctions for the violations of the prohibition on the abuse of dominant market position include an order to cease the relevant activities, confiscation of the illegal gains and fines (from 1% to 10% of sales revenue from the previous year).

On August 3, 2008, the State Council issued the Provisions of the State Council on the Thresholds for Declaring Concentration of Business Operators, and last amended and took effective on January 22, 2024. Pursuant to the Anti-Monopoly Law of the PRC and such provisions, when a concentration of undertakings occurs and reaches any of the following thresholds, the undertakings concerned shall file a prior notification with the Anti-Monopoly agency (i) the total global turnover of all operators participating in the transaction exceeded RMB12 billion in the preceding fiscal year and at least two of these operators each had a turnover of more than RMB800 million within mainland China in the preceding fiscal year, or (ii) the total turnover within mainland China of all the operators participating in the concentration exceeded RMB4 billion in the preceding fiscal year, and at least two of these operators each had a turnover of more than RMB800 million within mainland China in the preceding fiscal year are triggered, and no concentration shall be implemented until the Anti-Monopoly agency clears the Anti-Monopoly filing. If a concentration of business operators does not satisfy the threshold for declaration as prescribed, but there is evidence proving that the concentration has or may have the effect of eliminating or restricting competition, the anti-monopoly law enforcement authorities of the State Council may request the business operators to make a concentration declaration. “Concentration of undertakings” means any of the following: (i) merger of undertakings; (ii) acquisition of control over another undertaking by acquiring equity or assets; or (iii) acquisition of control over, or exercising decisive influence on, another undertaking by contract or by any other means.

On February 7, 2021, the Anti-monopoly Commission of the State Council published the Guidelines on Anti-Monopoly Issues in Platform Economy, which took effect on the same date. These guidelines set out detailed standards and rules in respect of definition of relevant markets, typical types of cartel activity and abusive behavior by the operators of Internet platform with market dominance, as well as merger control review procedures, which provide further guidelines for enforcement of Anti-Monopoly laws regarding online platform operators.

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

On March 10, 2023, the SAMR issued the Provisions on the Review of Concentration of Undertakings, the Provisions on the Prohibition of Monopoly Agreements, the Provisions on the Prohibition of Acts of Abuse of Dominant Market Position, and the Provisions on the Prohibition of Acts of Abuse of Administrative Power to Exclude or Restrict Competition, which came into effect on April 15, 2023. These provisions provide detailed rules for the implementation of the Anti-Monopoly Law of the PRC.

C.	Organizational Structure

The following diagram illustrates our corporate structure, including our significant subsidiaries and the VIE, as of the date of this annual report:

Note:

(1)	“Our WFOE” are to Beijing Glorywolf Co., Ltd. from May 2014 to December 2023 and Beijing Highland Wolf Technology Co., Ltd. from January 2024 to the date of this annual report.
(2)	Shareholders of the VIE and their respective shareholdings in the VIE and relationships with our company are (i) Mr. Peng Zhao 99.5%, our Founder, Chairman and Chief Executive Officer; and (ii) Ms. Xu Yue 0.5%, our employee. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—The shareholders of the VIE may have actual or potential conflicts of interest with us.”

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

Agreements that allow us to direct the activities of the VIE

Powers of Attorney.   Pursuant to the powers of attorney entered into by the VIE, its shareholders and our WFOE, each of the VIE shareholders unconditionally and irrevocably agrees to appoint our WFOE and/or its designee as their sole and exclusive agent to act on their behalf on all matters concerning the VIE and to exercise all of their rights as shareholder of the VIE, including but not limited to: (i) to propose, convene and attend shareholders’ meetings of the VIE and sign minutes and resolutions of the shareholders’ meeting on their behalf; (ii) to exercise all shareholder rights that they are entitled to under PRC laws and the articles of association of the VIE, including, but not limited to, the right to vote as a shareholder, and the right to sell or transfer or pledge or dispose of all or any part of their shareholding; and (iii) acting as their authorized representative to elect, designate and appoint the legal representative, chairman, directors, supervisors, general manager and other senior executives of the VIE. The powers of attorney will be terminated, among other things, under certain conditions when our WFOE or its designee is duly registered as the sole shareholder of the VIE on the premise that PRC laws permit our WFOE, or its offshore parent company or any subsidiary directly or indirectly controlled by it, to directly hold equity interest in and legally engage in the business conducted by the VIE.

Equity Pledge Agreement.   Under the equity pledge agreement among our WFOE, the VIE and its shareholders dated January 1, 2024, each of the VIE shareholders agreed to pledge all of their respective equity interests in the VIE to our WFOE as a security interest to guarantee performance of their contractual obligations under the VIE contractual agreements and all liabilities, monetary debts or other payment obligations arising out of or in relation with the VIE contractual agreements.

Among other things, the VIE shareholders have undertaken that without our WFOE’s prior written consent, they shall not directly or indirectly transfer the equity interests in any way, create or permit the existence of any pledge or other form of security which might affect the rights and interests of our WFOE, other than the transfer of such equity interests to our WFOE or its designee pursuant to the exclusive purchase option agreement discussed below.

Upon the occurrence of an event of default (as defined in the equity pledge agreement), our WFOE may, at any time thereafter, serve a default notice to the VIE shareholders, upon which our WFOE may (1) demand all the outstanding payment due according to the exclusive technology and service co-operation agreement discussed below, and/or (2) exercise its right of pledge according to the equity pledge agreement, or otherwise dispose of the pledged equity interest in accordance with applicable Laws, unless the event of default has been resolved in the satisfactory of our WFOE within 30 days after the default notice has been served. Our WFOE may exercise such right of pledge based on its own independent judgment. The shareholders of the VIE and the VIE have covenanted to unconditionally collaborate with our WFOE when our WFOE exercises such right of pledge. Our WFOE shall bear no responsibilities for any direct or indirect loss incurred consequent upon its exercise of such right of pledge.

The equity pledge agreement shall remain effective until, among others, the VIE and its shareholders have recorded the release of such pledged equity interests in the register of members of the VIE and completed the deregistration procedure.

We have completed the registration of the equity interest pledge under the equity pledge agreement in relation to the VIE with the relevant office of the SAMR in accordance with applicable laws and regulations of mainland China.

Agreements that allow us to receive economic benefits from the VIE

Exclusive Technology and Service Co-operation Agreement.   Pursuant to the exclusive technology and service co-operation agreement among our WFOE, the VIE and its shareholders dated January 1, 2024, our WFOE has the exclusive right to provide technical consultancy, technical support, and other services, which may include (i) provision of advices on business management; (ii) provision of advices on IT system and other technical support; (iii) provision of business support, marketing and promotion; (iv) provision of development, maintenance and upgrade of software; (v) provision of human resources support; (vi) provision of leasing services to equipment; and (vii) other services requested from time to time.

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

Agreements that provide us with the option to purchase the equity interests in the VIE

Exclusive Purchase Option Agreement.   Under the exclusive call option agreement among our WFOE, the VIE and its shareholders dated January 1, 2024, our WFOE, or its offshore parent company or its directly or indirectly owned subsidiaries was granted an irrevocable and exclusive right by the VIE shareholders to purchase from each of the VIE shareholders all or any part of their respective equity interest in the VIE.

The VIE and the its shareholders irrevocably covenanted that they shall procure each of the subsidiaries of the VIE to observe the same covenants as those made by the VIE under the corresponding provisions in the exclusive purchase option agreement that, among others, (i) unless with prior written consent by our WFOE, the VIE shall not sell, transfer, pledge, or otherwise dispose all or any part of its assets (other than the assets necessary for its ordinary course of business); (ii) without the prior consent by our WFOE, no actions or omissions would be taken that would adversely affect the operation status and asset value of the VIE; and (iii) upon the request of our WFOE, the VIE shareholders and the VIE shall appoint the party designated by our WFOE as the director, supervisor and/or senior officer of the VIE and/or remove the incumbent directors, supervisors and/or senior officers of the VIE and implement all applicable resolutions and filing procedures. In addition, the VIE shareholders irrevocably covenanted that they shall not sell, transfer, pledge, or otherwise dispose all or any part of its equity interest in the VIE, other than the creation of the pledge of the VIE’s equity interest pursuant to the VIE contractual agreements.

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

Spousal Consent. Pursuant to the spousal consent letter executed by the spouses of both shareholders of the VIE on January 1, 2024, the signing spouse unconditionally and irrevocably consents to the execution of the exclusive technology and service co-operation agreement, the equity pledge agreement, the exclusive purchase option agreement, and the powers of attorney executed by Mr. Zhao or Ms. Yue (as the case may be) and to the disposal in accordance therewith of the equity interest in the VIE held by Mr. Zhao or Ms. Yue (as the case may be). Each of the spouses also undertook (i) not to make any claim with respect to the equity interest in the VIE; (ii) to execute all documents and take all actions necessary to ensure that the exclusive technology and service co-operation agreement, the equity pledge agreement, the exclusive purchase option agreement and the powers of attorney (as amended from time to time) are properly performed; and (iii) if for any reason the spouses acquire any of the equity held by the VIE shareholder in the VIE, to be bound by the aforementioned documents and execute any required written documents for such purpose.

In the opinion of Tian Yuan Law Firm, our PRC legal counsel:

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

However, our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current and future laws of mainland China, regulations and rules. Accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC legal counsel. It is uncertain whether any new laws or regulations of mainland China relating to VIE structures will be adopted or if adopted, what they would provide. If we or the VIE are found to be in violation of any existing or future laws or regulations of mainland China, or fail to obtain or maintain any of the required permits, approvals, or filings, the PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Item 3. Key Information—D. Risk Factors—Risks relating to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating some of our operations in mainland China do not comply with laws and regulations of mainland China relating to the relevant industries, or if these laws and regulations or the interpretation of existing laws and regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations,” “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—Our current corporate structure and business operations may be substantially affected by the Foreign Investment Law” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Uncertainties in the interpretation and enforcement of PRC laws and regulations could adversely affect us.”

D.	Property, Plants and Equipment

Our headquarters are based in Beijing and we have offices in 50 cities in mainland China. We leased properties in mainland China with a total gross floor area of approximately 86,000 square meters as of the date of this annual report. Our leased properties are mainly used as offices. They mainly include premises for our headquarters and offices. We believe that our existing facilities are generally adequate to meet our current needs, but we expect to seek additional space as needed to accommodate future growth.

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

Key Factors Affecting Our Results of Operations

Our business and results of operations are affected by a number of general factors that impact China’s online recruitment service market, including, among others:

●	China’s overall economic condition and its influence on job market and recruitment industry;
●	greater challenges in hiring leading to the increasing adoption of recruitment services;
●	digitalization of the recruitment industry;
●	growth of the blue-collar sector;
●	the high growth potential in online penetration among employers, in particular Bosses;
●	the competitive landscape of China’s online recruitment service industry and our market position therein; and

●	government policies and regulations affecting China’s internet industry as well as online recruitment service industry.

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

Our ability to expand our large and active user base and enhance user engagement

A large and active user base is the core reason why enterprise users and job seekers are attracted to and continue to use our online recruitment platform, as enterprise users primarily look for a large talent pool to recruit from and job seekers value access to a multitude of actively hiring employers when using recruitment services. We believe it is important to grow our MAU, which we view as a key indicator of the size of our active user base, in order to support our business development. Our average MAU grew by 5.9% from 27.1 million in 2021 to 28.7 million in 2022 and grew by 47.4% to 42.3 million in 2023. Whether we can continue to grow our MAU mainly depends on our ability to provide high-quality user experience. To this end, we will continue to focus on providing a personalized user experience through enhancing our big data technology capabilities that power the recommendation engine, offering more efficient and flexible communication methods for our users, and improving the reliability of our online recruitment platform.

Our acquisition of paid enterprise customers

Growth in the number of paid enterprise customers is a key driver of our revenue growth, as most of our revenues come from providing online recruitment services to paid enterprise customers. The continued growth of our business therefore depends on our acquisition of paid enterprise customers. Our paid enterprise customers are 4.0 million in 2021, 3.6 million in 2022 and 5.2 million in 2023. In order to improve our acquisition of paid enterprise customers, we will continue to focus our resources on maintaining relationships with existing enterprise users, improving service quality, converting free enterprise users and their companies to paid enterprise customers, exploring new services, features and functionalities responsive to user needs, promoting awareness of our brands, and marketing our services to a wider user group and in more geographical markets.

Our ability to expand our services to existing paid enterprise customers

We believe that there is a significant opportunity for cross selling more of our online recruitment services to our existing paid enterprise customers. Among our paid enterprise customers, those who contributed revenues of RMB5,000 or more to us in a twelve-month period ended on the end of a given period accounted for the majority of our revenue source in 2021, 2022 and 2023. Paid enterprise customers who contributed RMB5,000 or more, but less than RMB50,000 of revenues to us in a twelve-month period ended on the end of a given period, or mid-sized accounts, contributed 35.5%, 39.3% and 35.8% of our total revenues in 2021, 2022 and 2023, respectively. In addition, paid enterprise customers who contributed RMB50,000 or more of revenues to us in a twelvemonth period ended on the end of a given period, or key accounts, contributed 21.8%, 22.9% and 21.2% of our total revenues in 2021, 2022 and 2023, respectively. We value key accounts because they typically are large enterprises with steady demand for our online recruitment services and a stable recruiting budget. The number of key accounts increased by 25.2% from 4,778 in 2021 to 5,984 in 2022 and further increased by 24.3% to 7,440 in 2023.

The consistent increase of revenue contribution of mid-sized accounts and key accounts speaks to the importance of expanding our services to existing paid enterprise customers, which will increase their spending. To expand our services to existing paid enterprise customers, we plan to introduce new service offerings, better educate existing paid enterprise customers about the value of additional services, and recommend more customized services to each paid enterprise customer based on analysis of its historical hiring behaviors.

Our ability to promote our brands and market our services more effectively

Our investment in branding, marketing and promotional activities contributes to our user acquisition, and whether such investment is cost-effective has a significant impact on our results of operations. To achieve maximum return for our branding and marketing investments, we set and adjust our branding and marketing strategies based on data analytics of factors such as occupational structure, average income of target demographics, and characteristics of different marketing channels. Our advertising expenses decreased in 2023 as a result of not having similar marketing campaigns like the FIFA World Cup sponsorship in 2022. Our advertising expenses represented 23.4%, 17.6% and 9.8% of our revenues in 2021, 2022 and 2023, respectively. The declining proportion of our advertising expenses to revenues signifies higher efficiency of our marketing activities. We will need to continue to monitor and manage our advertising expenses if we are to improve profitability in the future.

Our ability to enhance our operating efficiency

Our results of operations are further affected by our operating efficiency in aspects other than sales and marketing, as measured by our total operating cost and expenses excluding sales and marketing expenses as a percentage of our revenues. Our total operating cost and expenses trended downwards as a percentage of our revenues in 2023, especially after excluding share-based compensation expenses. As our business grows further, we expect to improve the efficiency and utilization of our personnel, and leverage our scale to achieve greater operating leverage.

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

	For the Year Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Revenues
Online recruitment services to enterprise customers	4,219,026	99.1	4,461,282	98.9	5,889,101	829,463	98.9
Others	40,102	0.9	49,780	1.1	62,927	8,863	1.1
Total revenues	4,259,128	100.0	4,511,062	100.0	5,952,028	838,326	100.0

Operating cost and expenses

Our operating costs and expenses consist of cost of revenues, sales and marketing expenses, research and development expenses, and general and administrative expenses.

Cost of revenues.   Our cost of revenues primarily consists of payment processing cost, payroll and other employee-related expenses, server and bandwidth service cost and server depreciation.

Sales and marketing expenses.   Our sales and marketing expenses primarily consist of (i) payroll and other employee-related expenses for our sales and marketing staff, (ii) advertising expenses, including expenses relating to branding activities and online traffic acquisition, and (iii) other miscellaneous expenses for our sales functions. Our advertising expenses are mainly incurred to (i) promote our brands through marketing campaigns, TV commercials and outdoor advertisements, (ii) purchase online traffic acquisition services, such as those that enhance our exposure on social media and priority in search results in app stores and search engines, and (iii) manage public relations for pro bono events. The following table sets forth the components of our sales and marketing expenses by amounts and percentages of our revenues for the periods presented.

	For the Year Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Sales and marketing expenses
Payroll and other employee-related expenses	823,399	19.3	1,065,184	23.6	1,221,732	172,077	20.5
Advertising expenses	997,650	23.4	793,211	17.6	582,075	81,984	9.8
Others	121,621	2.9	142,505	3.2	187,419	26,397	3.2
Total	1,942,670	45.6	2,000,900	44.4	1,991,226	280,458	33.5

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

	For the Year Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Revenues
Online recruitment services to enterprise customers	4,219,026	99.1	4,461,282	98.9	5,889,101	829,463	98.9
Others	40,102	0.9	49,780	1.1	62,927	8,863	1.1
Total revenues	4,259,128	100.0	4,511,062	100.0	5,952,028	838,326	100.0
Operating cost and expenses
Cost of revenues(1)	(554,648)	(13.0)	(754,861)	(16.7)	(1,059,861)	(149,278)	(17.8)
Sales and marketing expenses(1)	(1,942,670)	(45.6)	(2,000,900)	(44.4)	(1,991,226)	(280,458)	(33.5)
Research and development expenses(1)	(821,984)	(19.3)	(1,182,716)	(26.2)	(1,543,568)	(217,407)	(25.9)
General and administrative expenses(1)	(1,991,123)	(46.7)	(719,699)	(16.0)	(811,787)	(114,338)	(13.6)
Total operating cost and expenses	(5,310,425)	(124.6)	(4,658,176)	(103.3)	(5,406,442)	(761,481)	(90.8)
Other operating income, net	14,977	0.4	17,595	0.4	35,385	4,984	0.6
(Loss)/Income from operations	(1,036,320)	(24.2)	(129,519)	(2.9)	580,971	81,829	9.8
Interest and investment income, net	34,479	0.8	226,482	5.0	606,757	85,460	10.2
Foreign exchange (loss)/gain	(1,961)	(0.0)	8,627	0.2	1,088	153	0.0
Other (expenses)/income, net	(7,745)	(0.2)	11,406	0.3	32,973	4,644	0.6
(Loss)/Income before income tax expenses	(1,011,547)	(23.6)	116,996	2.6	1,221,789	172,086	20.6
Income tax expenses	(59,527)	(1.4)	(9,751)	(0.2)	(122,571)	(17,264)	(2.1)
Net (loss)/income	(1,071,074)	(25.0)	107,245	2.4	1,099,218	154,822	18.5
(1)	Share-based compensation expenses were allocated as follows:

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$

	(in thousands)
Share-based compensation expenses
Cost of revenues	31,467	39,587	46,395	6,535
Sales and marketing expenses	73,733	170,366	262,431	36,963
Research and development expenses	137,820	284,323	418,769	58,982
General and administrative expenses	1,680,626	197,928	329,372	46,391
Total	1,923,646	692,204	1,056,967	148,871

Year Ended December 31, 2023 compared to Year Ended December 31, 2022

Revenues

Our revenues primarily come from online recruitment services provided to paid enterprise customers. Our revenues increased by 31.9% from RMB4.5 billion in 2022 to RMB6.0 billion (US$838.3 million) in 2023. This increase was primarily resulted from the user growth and increased user engagement. In particular, revenues from online recruitment services to enterprise customers were RMB5.9 billion (US$829.5 million) in 2023, representing an increase of 32.0% from RMB4.5 billion in 2022. Revenues from other services, which mainly comprise paid value-added services offered to job seekers, were RMB62.9 million (US$8.9 million) in 2023, representing an increase of 26.3% from RMB49.8 million for the full year of 2022.

Cost of revenues

Our cost of revenues increased by 40.4% from RMB754.9 million in 2022 to RMB1.1 billion (US$149.3 million) in 2023, primarily driven by increases in server and bandwidth cost and payment processing cost.

Sales and marketing expenses

Our sales and marketing expenses were RMB2.0 billion (US$280.5 million) in 2023, relatively stable with that in 2022. The decrease in advertising expenses in 2023, as a result of not having similar marketing campaigns like the FIFA World Cup sponsorship in 2022, was largely offset by an increase in employee-related expenses.

Research and development expenses

Our research and development expenses increased by 30.5% from RMB1.2 billion in 2022 to RMB1.5 billion (US$217.4 million) in 2023, which was primarily due to increased employee-related expenses as well as increased investments in technology.

General and administrative expenses

Our general and administrative expenses increased by 12.8% from RMB719.7 million in 2022 to RMB811.8 million (US$114.3 million) in 2023, which was mainly due to increased share-based compensation expenses, partially offset by decreased professional service fees.

Income/(Loss) from operations

As a result of the foregoing, we recorded an income from operations of RMB581.0 million (US$81.8 million) in 2023, as compared to loss from operations of RMB129.5 million in 2022.

Interest and investment income

Our interest and investment income increased by 167.9% from RMB226.5 million in 2022 to RMB606.8 million (US$85.5 million) in 2023, primarily attributable to increases in time deposits and investments in financial products in 2023.

Income tax expenses

We accrued income tax expenses of RMB122.6 million (US$17.3 million) in 2023, as compared to RMB9.8 million in 2022.

Net income

We recorded net income of RMB1.1 billion (US$154.8 million) in 2023, as compared to RMB107.2 million in 2022.

Year Ended December 31, 2022 compared to Year Ended December 31, 2021

Revenues

Our revenues primarily come from online recruitment services provided to paid enterprise customers. Our revenues increased by 5.9% from RMB4.3 billion in 2021 to RMB4.5 billion in 2022. This increase was primarily resulted from our continued investment in enhancing our service capabilities. In particular, revenues from online recruitment services to enterprise customers were RMB4,461.3 million in 2022, representing an increase of 5.7% from RMB4,219.0 million in 2021. Revenues from other services, which mainly comprise paid value-added services offered to job seekers, were RMB49.8 million in 2022, representing an increase of 24.2% from RMB40.1 million in 2021, mainly benefiting from expanded user base.

Cost of revenues

Our cost of revenues increased by 36.1% from RMB554.6 million in 2021 to RMB754.9 million in 2022, primarily driven by increased employee-related expenses and increased server and bandwidth cost.

Sales and marketing expenses

Our sales and marketing expenses increased by 3.0% from RMB1.9 billion in 2021 to RMB2.0 billion in 2022, primarily due to increased employee-related expenses and increased brand advertising expenses mainly resulting from the marketing campaigns during the 2022 FIFA World Cup, partially offset by decreased customer acquisition cost.

Research and development expenses

Our research and development expenses increased by 43.9% from RMB822.0 million in 2021 to RMB1.2 billion in 2022, which was primarily due to increased employee-related expenses.

General and administrative expenses

Our general and administrative expenses decreased by 63.9% from RMB2.0 billion in 2021 to RMB719.7 million in 2022, which was mainly due to one-off share-based compensation expenses of RMB1,506.4 million recognized in 2021, partially offset by increased employee-related expenses.

Loss from operations

As a result of the foregoing, we incurred RMB129.5 million of loss from operations in 2022, as compared to RMB1.0 billion in 2021.

Income tax expenses

We accrued income tax expenses of RMB9.8 million in 2022, as compared to that of RMB59.5 million in 2021.

Net income

We recorded net income of RMB107.2 million in 2022, as compared to a net loss of RMB1.1 billion in 2021.

Taxation

Cayman Islands

The Cayman Islands currently levies no taxes on corporations based upon profits, income, gains, or appreciation. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties, which may be applicable on instruments executed in, or brought within the jurisdiction of, the Cayman Islands. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Hong Kong

Our subsidiary in Hong Kong is subject to 16.5% Hong Kong profit tax for its taxable income earned. Additionally, payments of dividends by our subsidiary in Hong Kong to our company are not subject to any Hong Kong withholding tax. No provision for Hong Kong profits tax was made as we had no estimated assessable profit that was subject to Hong Kong profits tax during 2021, 2022 and 2023.

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

Beijing Huapin Borui Network Technology Co., Ltd., which we refer to as the VIE, was certified as a “high and new technology enterprise” and accordingly was eligible for a preferential tax rate of 15% in each of 2021, 2022 and 2023. The preferential tax treatment continues as long as an enterprise can retain its “high and new technology enterprise” status. Our WFOE was subject to an enterprise income tax rate of 25% in each of 2021, 2022 and 2023.

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

We are subject to value-added tax at a rate of approximately 3% for small-scale-value-added-tax-payer entities or 6% for general-value-added-tax-payer entities on the services and solutions we provide to our customers, less any deductible value-added tax we have already paid or borne in accordance with laws of mainland China. We are also subject to surcharges on value-added tax payments in accordance with laws of mainland China.

Pursuant to the PRC Enterprise Income Tax Law, a 5% or 10% withholding tax is levied on dividends declared to our intermediary holding company in Hong Kong from mainland China effective from January 1, 2008. See “Item 3. Key Information— D. Risk Factors—Risks Relating to Doing Business in China—We may not be able to obtain certain benefits on dividends paid by our mainland China subsidiaries to us through our Hong Kong subsidiary.”

B.	Liquidity and Capital Resources

Our principal sources of liquidity are cash flows from operations and cash generated from historical equity financing activities. As of December 31, 2023, our cash and cash equivalents, time deposits and short-term investments totaled RMB12.9 billion (US$1.8 billion), with RMB3.0 billion (US$429.2 million) net cash provided by operating activities for 2023.

We believe that our current cash balance will be sufficient to meet our current and anticipated working capital requirements and capital expenditures for at least the next twelve months. We may, however, need additional cash resources in the future if we experience changes in business conditions or other developments. We may also need additional cash resources in the future if we identify and wish to pursue opportunities for investment, acquisition, capital expenditure or similar actions.

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

The following table sets forth a summary of our cash flows for the periods presented:

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$

	(in thousands)
Net cash provided by operating activities	1,641,381	1,003,042	3,047,009	429,162
Net cash used in investing activities	(601,862)	(2,816,581)	(9,938,645)	(1,399,829)
Net cash provided by/(used in) financing activities	6,431,263	(669,232)	(417,022)	(58,736)
Effect of exchange rate changes on cash and cash equivalents	(127,227)	892,837	29,793	4,196
Net increase/(decrease) in cash and cash equivalents	7,343,555	(1,589,934)	(7,278,865)	(1,025,207)
Cash and cash equivalents at beginning of the year	3,998,203	11,341,758	9,751,824	1,373,516
Cash and cash equivalents at end of the year	11,341,758	9,751,824	2,472,959	348,309

Operating activities

Net cash provided by operating activities in 2023 was RMB3.0 billion (US$429.2 million). The difference between this net cash provided by operating activities and net income of RMB1.1 billion (US$154.8 million) in the same period was due to adjustments for non-cash items that primarily include share-based compensation expenses of RMB1.1 billion (US$148.9 million), unrealized interest and investment income of RMB288.0 million (US$40.6 million), depreciation and amortization expenses of RMB258.8 million (US$36.4 million) and amortization of right-of-use assets of RMB169.1 million (US$23.8 million), as well as cash released from a decrease in working capital mainly resulting from an increase of RMB733.2 million (US$103.3 million) in deferred revenue, a decrease of RMB123.9 million (US$17.5 million) in prepayments and other current assets, partially offset by a decrease of RMB170.8 million (US$24.1 million) in operating lease liabilities.

Net cash provided by operating activities in 2022 was RMB1.0 billion. The difference between this net cash provided by operating activities and net income of RMB107.2 million in the same period was due to adjustments for non-cash items that primarily include share-based compensation expenses of RMB692.2 million, amortization of right-of-use assets of RMB147.3 million and depreciation and amortization expenses of RMB140.1 million, as well as cash used for an increase in working capital mainly resulting from a decrease of RMB143.7 million in operating lease liabilities, partially offset by an increase of RMB102.3 million in deferred revenue, reflecting the increasing scale of our business.

Net cash provided by operating activities in 2021 was RMB1.6 billion. The difference between this net cash provided by operating activities and net loss of RMB1.1 billion in the same period was due to adjustments for non-cash items that primarily include share-based compensation expenses of RMB1.9 billion, amortization of right-of-use assets of RMB109.3 million and depreciation and amortization expenses of RMB80.1 million, as well as cash released from a decrease in working capital mainly resulting from an increase of RMB758.2 million in deferred revenue, reflecting the increasing scale of our business and our growing user base, and an increase of RMB329.8 million in other payables and accrued liabilities, partially offset by an increase of RMB403.7 million in prepayments and other current assets and a decrease of RMB99.4 million in operating lease liabilities.

Investing activities

Net cash used in investing activities in 2023 was RMB9.9 billion (US$1.4 billion), primarily due to purchase of time deposits and short-term investments of RMB16.9 billion (US$2.4 billion), purchase of long-term investments of RMB2.4 billion (US$337.3 million) and purchase of property, equipment and software of RMB955.5 million (US$134.6 million), partially offset by proceeds from maturity of time deposits and short-term investments of RMB10.3 billion (US$1.4 billion).

Net cash used in investing activities in 2022 was RMB2.8 billion, primarily due to purchase of time deposits and short-term investments of RMB5.2 billion and purchase of property, equipment and software of RMB340.1 million, partially offset by proceeds from maturity of time deposits and short-term investments of RMB2.7 billion.

Net cash used in investing activities in 2021 was RMB601.9 million, primarily due to purchase of time deposits and short-term investments of RMB3.9 billion and purchase of property, equipment and software of RMB259.9 million, partially offset by proceeds from maturity of time deposits and short-term investments of RMB3.6 billion.

Financing activities

Net cash used in financing activities in 2023 was RMB417.0 million (US$58.7 million), primarily attributable to the payment of dividends of RMB562.9 million (US$79.3 million) and the repurchase of ordinary shares of RMB71.8 million (US$10.1 million), partially offset by proceeds from the exercise of share-based awards of RMB217.7 million (US$30.7 million).

Net cash used in financing activities in 2022 was RMB669.2 million, primarily attributable to the repurchase of ordinary shares of RMB918.9 million, partially offset by proceeds from the exercise of share-based awards of RMB249.7 million.

Net cash provided by financing activities in 2021 was RMB6.4 billion, primarily attributable to net proceeds from our initial public offering in the United States.

Capital expenditures

Our capital expenditures primarily consist of purchases of servers and other electronic equipment. We incurred capital expenditures of RMB259.9 million, RMB340.1 million and RMB955.5 million (US$134.6 million) in 2021, 2022 and 2023, respectively. We plan to continue to incur capital expenditures in the future to meet our business growth.

Material cash requirements

Our material cash requirements as of December 31, 2023 primarily include operating lease obligations, capital commitments and advertising commitments.

Our operating lease obligations primarily represent our obligations under the lease agreements for our office premises. Our capital commitments primarily relate to purchase obligations for servers. Advertising commitments relate to purchase obligations for advertising services. We intend to fund our existing and future material cash requirements primarily with our existing cash balance and anticipated cash flows from operations.

The following table sets forth our contractual obligations as of December 31, 2023:

		Payment Due by Period
		Less than			More than
	Total	1 year	1–3 years	3–5 years	5 years

	(in RMB thousands)
Operating lease obligations	293,967	158,723	134,789	455	—
Capital commitments	225,644	225,644	—	—	—
Advertising commitments	55,564	34,808	20,756	—	—

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

Except for those disclosed above, we did not have any significant capital or other commitments, long-term obligations, or guarantees as of December 31, 2023.

Holding Company Structure

KANZHUN LIMITED is a holding company with no material operations of its own. We conduct our operations primarily through our mainland China subsidiaries and the VIE in mainland China. As a result, KANZHUN LIMITED’s ability to pay dividends depends upon dividends paid by our mainland China subsidiaries. If our existing mainland China subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in mainland China are permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under laws of mainland China, each of our mainland China subsidiaries and the VIE and its subsidiaries is required to set aside at least 10% of its after-tax profits each year, after making up previous years’ accumulated losses, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of their registered capital. In addition, our wholly foreign-owned subsidiaries in mainland China and the VIE and its subsidiaries may allocate a portion of its after-tax profits based on PRC accounting standards to a surplus fund at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of mainland China is subject to examination by the banks designated by the SAFE. Our mainland China subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

C.	Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Research and Technology,” and “Item 4. Information on the Company—B. Business Overview—Intellectual Properties.”

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period since January 1, 2024 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

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

Key assumptions are set forth as follows:

●	Fair value of ordinary shares on the grant date—The fair value of the ordinary share prior to our initial public offering in the United States of America was estimated based on the following assumptions:
●	Weighted average cost of capital, or WACC: The WACC was determined in consideration of factors including risk-free rate, comparative industry risk, equity risk premium, company size and non-systematic risk factors.
●	Discount for lack of marketability, or DLOM: The DLOM was quantified by the protective put options mode. Under this option-pricing method, which assumed that the put option is struck at the price of the stock before the privately held shares can be sold, the cost of the put option was considered as a basis to determine the DLOM.
●	Risk-free interest rate: The risk-free rate was estimated based on the market yield of U.S. Treasury with a maturity life that corresponds with the expected term.
●	Expected term: Expected term is the contractual life of the options.
●	Expected dividend yield: We have no history of paying cash dividends on our ordinary shares and do not expect to pay dividends in the foreseeable future.
●	Expected volatility: Expected volatility was estimated based on the average volatility of comparable companies in the same industry. The volatility of each comparable company was based on the historical daily stock prices for a period with length commensurate to the remaining maturity life of the share options.
●	Expected early exercise multiple: Expected early exercise multiple was estimated by reference to a widely accepted academic research publication.

Item 6.Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth information regarding our executive officers and directors.

Directors and Executive Officers	Age	Position/Title
Peng Zhao	53	Chairman of the Board of Directors and Chief Executive Officer
Yu Zhang	46	Director and Chief Financial Officer
Xu Chen	48	Director and Chief Marketing Officer
Tao Zhang	42	Director and Chief Technology Officer
Xiehua Wang	36	Director and Vice President of Product
Haiyang Yu	41	Director
Yonggang Sun	53	Independent Director
Yan Li	53	Independent Director
Shangyu Gao	33	Independent Director

Mr. Peng Zhao is the Founder of our company and has been our Chairman of the board and Chief Executive Officer since our inception. He founded our company and has guided our development and growth since then. Mr. Zhao has more than 19 years of experience in the internet industry and more than 25 years of experience in human resources services. He was an investor and took on a senior management role of Quickerbuy Inc., a service e-commerce platform, from 2011 to 2013. From May 2005 to July 2010, Mr. Zhao was at Zhaopin Ltd., a leading online recruitment platform, where he eventually became Chief Executive Officer. From July 1994 to May 2005, Mr. Zhao devoted his time to youth development research and volunteer projects in social organizations and took on various roles in those organizations including the China Youth Volunteers Association. Mr. Zhao received his bachelor’s degree in law from Peking University in 1994.

Mr. Yu Zhang has served as our Chief Financial Officer since September 2019 and as our director since May 2021. Mr. Zhang is in charge of the accounting, legal and internal control functions and the capital markets activities of our Group. Mr. Zhang has over 18 years of research and investment experience in the technology, media and telecom industry. Prior to joining us, Mr. Zhang worked at UBS from April 2010 to August 2019, with his last position being the managing director of asset management division. Mr. Zhang worked at BDA from January 2005 to April 2010, with his last position being a director of the company, and an engineer at Ericsson from April 2001 to January 2005. Mr. Zhang graduated from Beijing University of Posts and Telecommunications in 2000.

Mr. Xu Chen has served as our Chief Marketing Officer since December 2016 and as our director since May 2021, and is in charge of the marketing, platform operation and public relations functions of our Group. Mr. Chen has over 23 years of experience in marketing in the Greater China region. Prior to joining us, Mr. Chen was the vice president at Jiuxianwang, a China-based e-commerce company, from November 2015 to November 2016. Mr. Chen received his bachelor’s degree from Beijing Wuzi University.

Mr. Tao Zhang has served as our Chief Technology Officer since our inception and as our director since May 2021, and is in charge of our research and development and IT infrastructure. He is in charge of the research and development and information technology infrastructure of our Group. Mr. Zhang has over 17 years of experience in the software engineering and internet industry. Prior to joining us, Mr. Zhang served in various companies, including group companies of IBM, Renren Inc., a China-based social media platform, and Baidu Inc., one of the leading Chinese language Internet search service providers. Mr. Zhang received his bachelor’s degree from Beijing Information Engineering College (which was merged with Beijing Institute of Machinery and renamed Beijing Information Science and Technology University in 2008) and master’s degree from Beihang University.

Ms. Xiehua Wang is currently our vice president of product. She has served as our director since April 2022. Ms. Wang has over 11 years of experience in product management in internet companies. Prior to joining us, Ms. Wang was a senior product manager of Lianjia (currently known as KE Holdings Inc.), a leading housing transactions and services platform in China. Ms. Wang worked at a group company of Baidu Inc. from June 2013 to April 2016, with her last position being the senior product designer, and worked at a group company of Renren Inc. from July 2012 to May 2013. Ms. Wang received her bachelor’s and master’s degrees from Communication University of China.

Mr. Haiyang Yu has served as our director since July 2019. Mr. Yu is currently a vice general manager of Tencent Investment, a director of DouYu International Holdings Ltd (Nasdaq: DOYU) and a director of Waterdrop Inc. (NYSE: WDH). Mr. Yu was a non-executive director of Tongcheng Travel Holdings Limited (formerly known as Tongcheng-Elong Holdings Limited) (SEHK: 780) from November 2019 to April 2020. Mr. Yu received his bachelor of engineering degree majoring in civil engineering from Tsinghua University in 2005.

Mr. Yonggang Sun has served as our independent director since June 2021. Mr. Sun currently serves as a partner of Z-Park Fund. Prior to joining Z-Park Fund, Mr. Sun served as the vice president of Capital Steel Group Co., Ltd. and the general counsel of China Tietong Group Co., Ltd. Mr. Sun received his bachelor’s degree in law from Renmin University of China in 1993 and his LL.M. degree from Temple University in 2003.

Mr. Yan Li has served as our independent director since October 2023. Mr. Li is a seasoned strategic expert with over 20 years of experience in management services, which span across various business sectors, including intellectual property rights protection and technology development. Mr. Li currently serves as the general manager of Metis IP, a company which provides intellectual property rights related services. Prior to joining us, Mr. Li was formerly the director and general manager of Beijing Runqian Information System Technology Co., Ltd., a PRC-based technology and software development company, from January 2006 to January 2016. Prior to that, Mr. Li was the division general manager of China International Electronic Commerce Center, a China-based nationwide provider of e-commerce services and infrastructure, from November 2000 to June 2002. Mr. Li received his bachelor’s degree in science from Peking University in June 1994.

Ms. Shangyu Gao has served as our independent director since October 2023. Ms. Gao is the founder and currently the general manager of Hainan Gaoshang Investment Group Co., Ltd., an investment management company. Prior to joining us, Ms. Gao held various positions at the investment and acquisition department at a group company of Tencent Holdings Limited from August 2015 to August 2023, with her last position being an investment director which she was responsible for business, financial and legal assessment, post-investment services and capital operation of investment projects in primary and secondary markets. Ms. Gao received her bachelor’s degree in economics from Tsinghua University in July 2013 and her master’s degrees in management from HEC Paris in October 2015 and from Tsinghua University in January 2016.

B.	Compensation

Compensation of Directors and Executive Officers

In 2023, we paid or accrued an aggregate of approximately RMB26.2 million (US$3.7 million) in cash to our directors and executive officers as a group, and an aggregate of RMB1.2 million (US$0.2 million) in cash compensation to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our mainland China subsidiaries and the VIE and its subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, maternity insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

Share Incentive Plan 2020

Share Incentive Plan

Our 2020 Share Incentive Plan was adopted in September 2020 and amended and restated in May 2021. The maximum aggregate number of ordinary shares that may be issued under the 2020 Share Incentive Plan is 145,696,410, and it will be increased on the first day of each fiscal year by 1.5% of our total number of issued and outstanding shares on an as-converted basis on the last day of the immediately preceding calendar year; after five of such automatic annual increases, our board of directors will determine the amount of annual increases, if any, to the maximum number of ordinary shares issuable under the 2020 Share Incentive Plan. Our company has undertaken not to grant any further awards pursuant to the 2020 Share incentive Plan after the Listing on the Main Board of the Hong Kong Stock Exchange. As of February 29, 2024, options to purchase a total of 55,471,746 of our Class A ordinary shares and restricted share units to purchase a total of 13,935,034 of our Class A ordinary shares were outstanding under the 2020 Share Incentive Plan.

The following paragraphs summarize the principal terms of the 2020 Share Incentive Plan.

Type of Awards.

The 2020 Share Incentive Plan permits the awards of options, restricted share purchase rights, share appreciation rights and restricted shares.

Plan Administration.

Our compensation committee administers the 2020 Share Incentive Plan.

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

Vesting Schedule.

In general, the plan administrator determines the vesting schedule, which is specified in the award agreement.

Exercise of Awards.

The plan administrator determines the exercise or purchase price, as applicable, and the time or times of exercise, for each award, which are stated in the award agreement. However, the maximum exercisable term is ten years from the date of grant.

Transfer Restrictions.

Awards may not be transferred in any manner by the participant other than in accordance with the exceptions provided in the 2020 Share Incentive Plan or the award agreement or otherwise determined by the plan administrator, such as transfers by will or the laws of descent and distribution.

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

Post-IPO Share Scheme

Our Post-IPO Share Scheme was adopted in December 2022. As of February 29, 2024, the maximum aggregate number of ordinary shares that may be granted under the Post-IPO Share Scheme is 60,701,196. As of February 29, 2024, share awards in the form of restricted share units to purchase a total of 25,101,904 of our Class A ordinary shares were outstanding under the Post-IPO Share Scheme.

The following paragraphs summarize the principal terms of the Post-IPO Share Scheme.

Plan Administration.

The chairperson of the board acts as the scheme administrator. The scheme administrator has the power to offer or grant awards and to determine the terms and conditions of such awards. The scheme administrator can delegate the authority to administer the Post-IPO Share Scheme to any other persons deemed appropriate at the sole discretion of the scheme administrator.

Limits on Grant of Awards

Unless approved by the shareholders, the total number of Class A ordinary shares issued and to be issued upon exercise of awards granted and to be granted under the Post-IPO Share Scheme and any other share schemes of our company to each eligible participant (including both exercised and outstanding Options) in any 12-month period shall not exceed 1% of the total number of shares in issue.

Eligibility.

We may grant awards to employees (whether full-time or-part time), directors and officers of any member of our Group or any company which is an associate of our company.

Award Letter

For each award, we will issue a letter to each grantee on the grant date in such form as the scheme administrator may determine. The letter will set out the terms and conditions of the award, which may include the number of Class A ordinary shares in respect of which the award relates, the issue price or exercise price (as applicable), the vesting criteria and conditions, the vesting date, any minimum performance targets that must be achieved and any such other details as the scheme administrator may consider necessary, and requiring the grantee to undertake to hold the award on the terms of the award letter and be bound by the provisions of the Post-IPO Share Scheme.

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

Termination and Amendment.

The Post-IPO Share Scheme shall terminate on the earlier of (a) ten years from December 22, 2022; and (b) such date of early termination as determined by the board. The board may subject to the rules of the Post-IPO Share Scheme amend any of the provisions of the Post-IPO Share Scheme or any awards granted under the Post-IPO Share Scheme at any time and in any respect, provided that the terms of this Scheme or the awards so altered must comply with the requirements of the Hong Kong Listing Rules.

The following table summarizes, as of February 29, 2024, the number of ordinary shares underlying outstanding options and restricted share units we granted to our directors and executive officers.

Ordinary Shares
	Underlying Options and	Exercise Price
Name	Restricted Share Units	(US$/Share)	Date of Grant	Date of Expiration
Yu Zhang	9,324,564	-~5.33	May 18, 2019 to December 3, 2022	May 18, 2029 to December 3, 2032
Xu Chen	*	-~3.0807	August 1, 2018 to December 3, 2022	August 1, 2028 to December 3, 2032
Tao Zhang	*	-~3.0807	December 20, 2018 to March 27, 2023	December 20, 2028 to March 27, 2033
Xiehua Wang	*	-~3.0807	May 2, 2018 to June 15, 2022	May 2, 2028 to June 15, 2032
Yonggang Sun	*	0.0001	July 10, 2021 to June 15, 2023	July 10, 2031 to June 15, 2033
Yan Li	*	—	December 15, 2023	December 15, 2033
Shangyu Gao	*	—	December 15, 2023	December 15, 2033
All directors and executive officers as a group	12,731,862	—

Note:

*	Less than 1% of our total ordinary shares issued and outstanding as of February 29, 2024.

As of February 29, 2024, our consultants and employees other than directors and executive officers hold options and restricted share units to purchase 81,776,822 Class A ordinary shares. The weighted average exercise price for the options granted to our consultants and employees other than directors and executive officers as of February 29, 2024 was US$3.026 per share.

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

Audit committee

Our audit committee consists of Shangyu Gao, Yonggang Sun and Yan Li. Shangyu Gao is the chairperson of our audit committee. We have determined that Shangyu Gao, Yonggang Sun and Yan Li satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market and Rule 10A-3 under the Exchange Act. We have determined that Shangyu Gao qualifies as an “audit committee financial expert.” Our audit committee is also in compliance with Rule 3.21 of the Hong Kong Listing Rules and the Corporate Governance Code set out in Appendix C1 to the Hong Kong Listing Rules. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;
●	reviewing with the independent auditors any audit problems or difficulties and management’s response;
●	discussing the annual audited financial statements with management and the independent auditors;
●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;
●	reviewing and approving all proposed related party transactions;
●	meeting separately and periodically with management and the independent auditors; and monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance;
●	assuming other duties and responsibilities as required under the Nasdaq Stock Market Rules and the Hong Kong Listing Rules.

Compensation committee

Our compensation committee consists of Yonggang Sun, Shangyu Gao and Peng Zhao. Yonggang Sun is the chairperson of our compensation committee. We have determined that Yonggang Sun and Shangyu Gao satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market. Our compensation committee is also in compliance with Rule 3.25 of the Hong Kong Listing Rules and the Corporate Governance Code set out in Appendix C1 to the Hong Kong Listing Rules. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

Nomination committee

Our nomination committee consists of Yan Li, Yonggang Sun and Peng Zhao. Yan Li is the chairperson of our nomination committee. We have determined that Yan Li and Yonggang Sun satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market. Our nomination committee is also in compliance with Rule 3.27A of the Hong Kong Listing Rules, the requirements in respect of nomination committees in the Corporate Governance Code set out in Appendix C1 to the Hong Kong Listing Rules and Chapter 8A of the Hong Kong Listing Rules. The nomination committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nomination committee is responsible for, among other things:

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

Corporate governance committee

Our corporate governance committee consists of Yan Li, Yonggang Sun and Shangyu Gao. Yan Li is the chairperson of our corporate governance committee. We have determined that Yan Li, Yonggang Sun and Shangyu Gao satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market. Our corporate governance committee is also in compliance with the requirements in the Corporate Governance Code set out in Appendix C1 to the Hong Kong Listing Rules and Chapter 8A of the Hong Kong Listing Rules. The corporate governance committee ensures that we are operated and managed for the benefit of all shareholders and to ensure our company’s compliance with the Nasdaq Stock Market Rules and Hong Kong Listing Rules and safeguards relating to our weighted voting rights structures, and develop and recommend to the board a set of corporate governance guideline. The corporate governance committee is responsible for, among other things:

●	developing and reviewing periodically the corporate governance principles adopted by the board to assure that they are appropriate for our company and comply with the requirements of Nasdaq and the Hong Kong Stock Exchange, and recommend any desirable changes to the board;
●	reviewing and monitoring the training and continual professional development of directors and senior management; and
●	reviewing and monitoring our policies and practices on compliance with legal and regulatory requirements.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly, and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time, and the class rights vested thereunder in the holders of the shares. In certain limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached.

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

Terms of Directors and Officers

Our directors may be elected by the affirmative vote of a simple majority of our board of directors present and voting at a board meeting, or by an ordinary resolution of our shareholders. One-third of the directors for the time being (or, if their number is not three or a multiple of three, then the number nearest to, but not less than, one-third) shall retire from office by rotation provided that every director shall be subject to retirement by rotation at least once every three years. A director may be removed from office by an ordinary resolution of our shareholders. In addition, a director will cease to be a director if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his or her creditors; (ii) dies or is found to be or becomes of unsound mind; (iii) resigns his or her office by notice in writing to our company, or (iv) is removed from office pursuant to any other provision of our articles of association.

Our officers are appointed by and serve at the discretion of the board of directors, and may be removed by our board of directors.

Board Diversity Matrix

Board Diversity Matrix (As of February 29, 2024)
Country of Principal Executive Offices	PRC
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	9

	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	2	7	—	—
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction			—
LGBTQ+			—
Did Not Disclose Demographic Background			—

D.	Employees

We had a total of 5,346 full-time employees as of December 31, 2023, 5,602 full-time employees as of December 31, 2022 and 4,840 full-time employees as of December 31, 2021. Most of the employees are located in mainland China. The following table sets forth the number of our full-time employees as of December 31, 2023, by function:

Function	Number
Sales and marketing	2,635
Research and development	1,395
Operations	1,029
General administration	287
Total	5,346

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

We typically enter into standard contracts and agreements regarding confidentiality, intellectual property, employment, commercial ethics and non-competition with our senior management and core personnel. These contracts typically include a non-competition provision and a confidentiality provision effective during and after their employment. We believe that we maintain a good working relationship with our employees, and we did not experience any material labor disputes or work stoppages or any difficulty in recruiting staff for our operations in the past.

E.	Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares on an as-converted basis as of February 29, 2024 by:

●	each of our directors and executive officers; and
●	each of our principal shareholders who beneficially own 5% or more of our total issued and outstanding shares.

The calculations in the table below are based on 740,222,111 Class A ordinary shares and 139,630,401 Class B ordinary shares issued and outstanding as of February 29, 2024.

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

Ordinary Shares Beneficially Owned
Total
			ordinary		% of
	Class A	Class B	shares on an		aggregate
	ordinary	ordinary	as converted		voting
	Shares	Shares	basis	%	power
Directors and Officers**:
Peng Zhao(1)	—	139,630,401	139,630,401	15.9	65.4
Yu Zhang	*	—	*	*	*
Xu Chen	*	—	*	*	*
Tao Zhang	*	—	*	*	*
Xiehua Wang	*	—	*	*	*
Haiyang Yu	—	—	—	—	—
Yonggang Sun	*	—	*	*	*
Yan Li	*	—	*	*	*
Shangyu Gao	*	—	*	*	*
All directors and officers as a group	12,642,746	139,630,401	152,273,147	17.3	66.8
Principal Shareholders:
TECHWOLF LIMITED(1)	—	139,630,401	139,630,401	15.9	65.4
Image Frame Investment (HK) Limited(2)	72,996,393	—	72,996,393	8.3	3.4

Notes:

*	Less than 1% of our total ordinary shares on an as-converted basis outstanding as of February 29, 2024.
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

(1)	Represents 139,630,401 Class B ordinary shares held by TECHWOLF LIMITED, a British Virgin Islands company. The entire interest in TECHWOLF LIMITED is held by a trust established by Mr. Peng Zhao (as the settlor) for the benefit of Mr. Zhao and his family. The registered office address of TECHWOLF LIMITED is Start Chambers, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands.
(2)	Represents 72,996,393 Class A ordinary shares held by Image Frame Investment (HK) Limited, a company incorporated in Hong Kong, as reported in a Schedule 13G amendment jointly filed Image Frame Investment (HK) Limited and Tencent Holdings Limited on February 1, 2024. Image Frame Investment (HK) Limited is a subsidiary of Tencent Holdings Limited, a public company listed on the Hong Kong Stock Exchange (SEHK: 0700). The registered address of Image Frame Investment (HK) Limited and Tencent Holding Limited is Level 29, Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong.

To our knowledge, as of February 29, 2024, an aggregate of 624,947,333 of our ordinary shares are held by record holders in the United States (including an aggregate of 624,947,332 ordinary shares held by Citibank, N.A., the depositary of our ADS program). We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

F.	Disclosure of a registrant’s action to recover erroneously awarded compensation.

Not applicable.

Item 7.Major Shareholders and Related Party Transactions

A.	Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

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

Transactions with Tencent Holdings Limited and its affiliates.

Tencent Holdings Limited is one of our major shareholders. We purchase cloud services and online payment platform clearing service from companies under the control of Tencent Holdings Limited. For the years ended December 31, 2021, 2022 and 2023, the expenses we incurred for such services amount to RMB23.6 million, RMB30.8 million and RMB28.6 million (US$4.0 million), respectively.

Shareholders Agreement

We entered into our eleventh amended and restated shareholders agreement with our shareholders in November 2020. The eleventh amended and restated shareholders agreement provides for certain shareholders’ rights, including information and inspection rights, rights to appoint directors or observers on our board of directors, preemptive rights, right of first refusal and co-sale rights, and contains provisions governing our board of directors and other corporate governance matters. The special rights other than certain registration rights, as well as the corporate governance provisions, automatically terminated upon the completion of our initial public offering. The registration rights will expire on June 15, 2024.

We filed a shelf registration statement on Form F-3 with the SEC on December 16, 2022, in connection with our public offering of Class A ordinary shares in Hong Kong. Any shareholder named as a selling shareholder in a prospectus supplement to this registration statement may utilize this registration statement to sell Class A ordinary shares or ADSs in a public offering.

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

We and certain of our officers and directors have been named as defendants in a putative securities class action filed on July 12, 2021 in the U.S. District Court for the District of New Jersey, captioned Bell v. Kanzhun Limited et al, No. 2:21-cv-13543. On March 4, 2022, the plaintiffs filed an amended complaint, purportedly brought on behalf of a class of persons who allegedly suffered damages as a result of their trading in our securities between June 11, 2021 and July 2, 2021. The action alleges that we made false and misleading statements regarding our business, operations and compliance practices in violation of Sections 10(b) and 20(a) of the U.S. Securities Exchange Act of 1934, and Rule 10b-5 promulgated thereunder. Briefing on our motion to dismiss was completed in July 2022. In September 2022, with the aid of a mediator, the parties reached a tentative agreement in principle to settle the case. On November 10, 2022, the court granted preliminary approval of the parties’ settlement agreement, pursuant to which, without any admission or finding of any wrongdoing on the part of any of the defendants, the parties agreed that, in consideration of Kanzhun’s payment of US$2.25 million, all actual and potential claims and causes of action that have been or could have been alleged against Kanzhun and the individual defendants (including the individuals mentioned above) are resolved and discharged and precluded from being raised again in any future action. On April 5, 2023, after holding a fairness hearing, the court granted final approval of the settlement and terminated the case.

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

Dividend Policy

In November 2023 our board of directors approved a special cash dividend in the amount of US$0.09 per Class A ordinary share, or US$0.18 per ADS. The aggregate amount of the dividend was approximately US$79.2 million.

Our board of directors has discretion on whether to distribute dividends from time to time. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. In either case, all dividends are subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium account, and provided always that in no circumstances may a dividend be paid out of the share premium account if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business immediately following the date on which the dividend is proposed to be paid. Our company currently does not have a predetermined dividend payout ratio. Our board of directors may declare, and our company may pay, dividends after taking into account the results of operations, financial condition, cash flow, operating and capital expenditure requirements, future business development strategies and estimates and other factors as they may deem relevant.

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

The following are summaries of material provisions of our currently effective memorandum and articles of association and of the Companies Act (As Revised) of the Cayman Islands, or the Companies’ Act, insofar as they relate to the material terms of our ordinary shares.

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

Conversion. Class B ordinary shares may be converted into the same number of Class A ordinary shares by the holders thereof at any time, while Class A ordinary shares cannot be converted into Class B ordinary shares under any circumstances. Class B ordinary shares shall only be held by Mr. Peng Zhao, our Founder, Chairman and Chief Executive Officer, or a “Director Holding Vehicle” as defined in our memorandum and articles of association. Subject to the Hong Kong Listing Rules or other applicable laws or regulations, each Class B ordinary share shall be automatically converted into one Class A ordinary share upon (a) the death of the holder of such Class B ordinary share (or, where the holder is a Director Holding Vehicle, the death of the Founder); (b) the holder of such Class B ordinary share ceasing to be a Director or a Director Holding Vehicle for any reason; (c) the holder of such Class B ordinary share (or, where the holder is a Director Holding Vehicle, the Founder) being deemed by The Stock Exchange of Hong Kong Limited to be incapacitated for the purpose of performing his or her duties as a director; (d) the holder of such Class B ordinary share (or, where the holder is a Director Holding Vehicle, the Founder) being deemed by The Stock Exchange of Hong Kong Limited to no longer meet the requirements of a director set out in the Hong Kong Listing Rules; or (e) any direct or indirect sale, transfer, assignment, or disposition of the beneficial ownership of, or economic interest in, such Class B ordinary share or the control over the voting rights attached to such Class B ordinary share through voting proxy or otherwise to any person, including by reason that a Director Holding Vehicle no longer complies with the Hong Kong Listing Rules, other than a transfer of the legal title to such Class B ordinary share by the Founder to a Director Holding Vehicle wholly-owned and wholly controlled by him or her, or by a Director Holding Vehicle to the Founder or another Director Holding Vehicle wholly-owned and wholly controlled by the Founder.

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

Voting Rights. Holders of Class A ordinary shares and Class B ordinary shares shall, at all times, vote together as one class on all matters submitted to a vote by the members at any general meeting of our company. On a poll, each Class A ordinary share shall be entitled to one vote on all matters subject to the vote at general meetings of our company, and each Class B ordinary share shall be entitled to ten votes on all matters subject to the vote at general meetings of our company, save that each Class B ordinary share shall entitle its holder to one vote on a poll at a general meeting in respect of a resolution on (a) any amendment to our memorandum and articles of association, including the variation of the rights attached to any class of shares; (b) the appointment, election or removal of any intendent non-executive director; (c) the appointment or removal of the auditors; or (d) the voluntary liquidation or winding-up of our company. Voting at any meeting of shareholders shall be decided on a poll, save that the chairperson of the meeting may, in good faith, allow a resolution which relates purely to a procedural or administrative matter as prescribed under the Hong Kong Listing Rules to be voted on by a show of hands.

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

Variations of Rights of Shares. If at any time, our share capital is divided into different classes of shares, the rights attached to any class of shares, subject to any rights or restrictions for the time being attached to any class of shares, may be varied with the consent in writing of the holders of at least three-fourths of the voting rights of the issued shares of that class or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of the class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the shares of that class, be deemed to be varied by the creation, allotment or issue of further shares ranking pari passu with or subsequent to such existing class of shares or the redemption or purchase of any shares of any class by our company.

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

Exempted Company. We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;
●	is not required to open its register of members for inspection;
●	does not have to hold an annual general meeting;
●	may issue shares with no par value;
●	may obtain an undertaking against the imposition of any future taxation (such undertakings are given for a period of up to 30 years);
●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;
●	may register as a limited duration company; and
●	may register as a segregated portfolio company.

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

Indemnification of Directors and Executive Officers and Limitation of Liability. Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our memorandum and articles of association provide that that we shall indemnify our officers and directors against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such directors or officer, other than by reason of such person’s dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including, without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

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

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our memorandum and articles of association, if our share capital is divided into more than one class of shares, the rights attached to any such class may, subject to any rights or restrictions for the time being attached to any class, only be varied with the consent in writing of the holders of at least three fourths of the voting rights of the shares of that class or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the shares of that class, be deemed to be materially and adversely varied by the creation, allotment or issue of further shares ranking pari passu with or subsequent to them or the redemption or purchase of any shares of any class by our company.

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

The following summary of the material Cayman Islands, PRC and U.S. federal income tax consequences of an investment in the ADSs or ordinary shares is based upon laws and interpretations thereof in effect as of the date of this registration statement, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in the ADSs or ordinary shares, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, the People’s Republic of China and the United States. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Maples and Calder (Hong Kong) LLP, our Cayman Islands counsel; to the extent it relates to PRC tax law, it is the opinion of Tian Yuan Law Firm, our PRC counsel.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to holders of our ordinary shares or ADSs levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

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

Provided that our Cayman Islands holding company, KANZHUN LIMITED, is not deemed to be a mainland China resident enterprise, holders of the ADSs and ordinary shares who are not mainland China residents will not be subject to PRC income tax on dividends distributed by us or gains realized from the sale or other disposition of our ordinary shares or ADSs. However, under SAT Bulletin 7 and SAT Bulletin 37, where a non-resident enterprise conducts an “indirect transfer” by transferring taxable assets, including, in particular, equity interests in a mainland China resident enterprise, indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, or the transferee or the mainland China entity which directly owned such taxable assets may report such indirect transfer to the tax authorities. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to mainland China enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a mainland China resident enterprise. We and our non-mainland China resident investors may be at risk of being required to file a return and being taxed under SAT Bulletin 7 and SAT Bulletin 37, and we may be required to expend valuable resources to comply with SAT Bulletin 7 and SAT Bulletin 37, or to establish that we should not be taxed under these bulletins. See “Item 3. Key Information—Risk Factors—Risks Relating to Doing Business in China—We face uncertainty with respect to indirect transfers of equity interests in mainland China resident enterprises by their non-mainland China holding companies.”

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs or ordinary shares by a U.S. Holder (as defined below) that holds our ADSs as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended. This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect, and there can be no assurance that the Internal Revenue Service (the “IRS”) or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift or other non-income tax considerations, minimum tax, the Medicare tax on certain net investment income, or any state, local or non-U.S. tax considerations, relating to the ownership or disposition of our ADSs or ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations, such as:

●	banks and other financial institutions;
●	insurance companies;
●	pension plans;
●	cooperatives;
●	regulated investment companies;
●	real estate investment trusts;
●	broker-dealers;
●	traders that elect to use a mark-to-market method of accounting;
●	certain former U.S. citizens or long-term residents;
●	tax-exempt entities (including private foundations);
●	holders who acquire their ADSs or ordinary shares pursuant to any employee share option or otherwise as compensation;
●	investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;
●	investors that have a functional currency other than the U.S. dollar;
●	persons that actually or constructively own 10% or more of our ADSs or ordinary shares (by vote or value); or
●	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding the ADSs or ordinary shares through such entities.

all of whom may be subject to tax rules that differ significantly from those discussed below.

Each U.S. Holder is urged to consult its tax advisor regarding the application of U.S. federal taxation to its particular circumstances, and the state, local, non-U.S. and other tax considerations of the ownership and disposition of the ADSs or ordinary shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of the ADSs or ordinary shares that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;
●	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in or organized under the law of the United States or any state thereof or the District of Columbia;
●	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or
●	a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under the U.S. Internal Revenue Code of 1986.

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of the ADSs or ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding the ADSs or ordinary shares and their partners are urged to consult their tax advisors regarding an investment in the ADSs or ordinary shares.

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

Although the law in this regard is not entirely clear, we treat the VIE (including the VIE's subsidiaries) as being owned by us for U.S. federal income tax purposes because we control their management decisions and are entitled to substantially all of the economic benefits associated with them. As a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of the VIE for U.S. federal income tax purposes, we may be treated as a PFIC for the current taxable year and any subsequent taxable year.

Assuming that we are the owner of the VIE for U.S. federal income tax purposes, we do not believe that we were a PFIC for the taxable year ended December 31, 2023 and do not expect to be a PFIC for the current taxable year or the foreseeable future. While we do not expect to be or become a PFIC, no assurance can be given in this regard because the determination of whether we will be or become a PFIC for any taxable year is a fact intensive determination made annually that depends, in part, upon the composition and classification of our income and assets. Fluctuations in the market price of our Class A ordinary shares and ADSs may cause us to be or become classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of our Class A ordinary shares and ADSs from time to time (which may be volatile). If our market capitalization subsequently declines, we may be or become classified as a PFIC for the current taxable year or future taxable years. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where revenues from activities that produce passive income significantly increase relative to our revenues from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of being or becoming classified as a PFIC may substantially increase. Because there are uncertainties in the application of the rules, and because PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

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

Sale or other disposition

A U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of our ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or ordinary shares. Any capital gain or loss will be long-term if the ADSs or ordinary shares have been held for more than one year and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes, which may limit the ability to receive a foreign tax credit. Long-term capital gain of individuals and certain other non-corporate U.S. Holders will generally be eligible for a reduced rate of taxation. The deductibility of a capital loss may be subject to limitations. In the event that gain from the disposition of the ADSs or ordinary shares is subject to tax in mainland China, a U.S. Holder that is eligible for the benefits of the Treaty may treat such gain as mainland China-source gain under the Treaty. Pursuant to the Treasury Regulations, if a U.S. Holder is not eligible for the benefits of the Treaty or does not elect to apply the Treaty, then such U.S. Holder may not be able to claim a foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or ordinary shares. The rules regarding foreign tax credits and deduction of foreign taxes are complex. U.S. Holders should consult their tax advisors regarding the availability of a foreign tax credit or deduction in light of their particular circumstances, including their eligibility for benefits under the Treaty and the potential impact of the Treasury Regulations.

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

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, and any of our subsidiaries, our consolidated VIE or any subsidiary of our consolidated VIE is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries, our consolidated VIE or any subsidiary of our consolidated VIE.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that such stock is regularly traded on a qualified exchange or other market, as defined in applicable Treasury Regulations. Our ADSs are listed on the Nasdaq Global Select Market, which is a qualified exchange, and our Class A ordinary shares are listed on the Hong Kong Stock Exchange, which should constitute a qualified exchange or other market. We anticipate that our ADSs should qualify as being regularly traded, but no assurances may be given in this regard. If a U.S. Holder makes this election, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs or Class A ordinary shares held at the end of the taxable year over the adjusted tax basis of such ADSs or Class A ordinary shares and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs or Class A ordinary shares over the fair market value of such ADSs or Class A ordinary shares held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs or Class A ordinary shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in a year when we are classified as a PFIC and we subsequently cease to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that we are not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ADSs or Class A ordinary shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

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

Not applicable.

J.Annual Report to Securities Holders

As an issuer listed on the Hong Kong Stock Exchange, we are required to publish an annual report for the fiscal year ended December 31, 2023, which we plan to furnish as an exhibit to a current report on Form 6-K via EDGAR to be filed on the same date of this annual report on Form 20-F.

Item 11.	Quantitative and Qualitative Disclosures about Market Risk

Foreign exchange risk

Substantially all of our revenues and the majority of our expenses are denominated in RMB. The majority of our cash and cash equivalents, time deposits and short-term investments are denominated in U.S. dollars. We have not used any derivative financial instruments to hedge exposure to foreign currency exchange risk. However, we monitor our currency risk exposure by periodically reviewing foreign currency exchange rates and will consider hedging significant foreign currency exposure should the need arise. Although our exposure to foreign exchange risks should be limited in general, the value of your investment in the ADSs will be affected by the exchange rate between U.S. dollar and RMB because the value of our business is effectively denominated in RMB, while the ADSs will be traded in U.S. dollars.

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

As of December 31, 2023, we had RMB-denominated cash and cash equivalents, time deposits and short-term investments of RMB4,558.1 million, and U.S. dollar-denominated cash and cash equivalents, time deposits and short-term investments of US$1,179.1 million. Assuming we had converted RMB4,558.1 million into U.S. dollars at the exchange rate of RMB7.0999 for US$1.00 as of the end of 2023, our U.S. dollar cash balance would have been US$1,821.1 million. If the RMB had depreciated by 10% against the U.S. dollar, our U.S. dollar cash balance would have been US$1,756.9 million instead. Assuming we had converted US$1,179.1 million into RMB at the exchange rate of RMB7.0999 for US$1.00 as of the end of 2023, our RMB cash balance would have been RMB12.9 billion. If the RMB had appreciated by 10% against the U.S. dollar, our RMB cash balance would have been RMB12.1 billion instead.

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
●
Issuance of ADSs (e.g., an issuance of ADS upon a deposit of Class A ordinary shares, upon a change in the ADS(s)-to-Class A ordinary share(s) ratio, or for any other reason), excluding ADS issuances as a result of distributions of Class A ordinary shares
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

Conversion Between Class A Ordinary Shares and ADSs

Dealings and Settlement of Class A Ordinary Shares in Hong Kong

Dealings in our Class A ordinary shares on Hong Kong Stock Exchange will be conducted in Hong Kong dollars. Our Class A ordinary shares will be traded on Hong Kong Stock Exchange in board lots of 100 Class A ordinary shares.

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

Investors in Hong Kong must settle their trades executed on Hong Kong Stock Exchange through their brokers directly or through custodians. The settlement system for securities listed on the Hong Kong Stock Exchange is known as CCASS, which stands for Central Clearing and Settlement System. For an investor in Hong Kong who has deposited his/her Class A ordinary shares in his/her stock account or in his/her designated CCASS participant’s stock account maintained with CCASS, settlement will be effected in CCASS in accordance with the General Rules of CCASS and CCASS Operational Procedures in effect from time to time. For an investor who holds the physical certificates, settlement certificates and the duly executed transfer forms must be delivered to his/her broker or custodian before the settlement date.

Conversion Between Class A Ordinary Shares Trading in Hong Kong and ADSs

In connection with the listing of our Class A ordinary shares on the Hong Kong Stock Exchange, we have established a branch register of members in Hong Kong, which we refer to as the Hong Kong share register, which will be maintained by our Hong Kong share registrar, Computershare Hong Kong Investor Services Limited. Our principal register of members, which we refer to as the Cayman share register, will continue to be maintained by Maples Fund Services (Cayman) Limited.

As described in further detail below, holders of Class A ordinary shares registered on the Hong Kong Share Register will be able to deposit their Class A ordinary shares for delivery of ADSs and surrender their ADSs for cancelation and delivery of Class A ordinary shares. To facilitate deposits of Class A ordinary shares with the depositary for delivery of ADSs for trading on Nasdaq and surrender of ADSs to the depositary for cancelation and delivery of Class A ordinary shares for trading on the Hong Kong Stock Exchange, we intend to move all our Class A ordinary shares represented by the ADS from our Cayman share register to our Hong Kong share register.

Converting Class A Ordinary Shares Trading in Hong Kong into ADSs

An investor who holds Class A ordinary shares registered in Hong Kong and who intends to convert them to ADSs to trade on Nasdaq must deposit or have his or her broker deposit the Class A ordinary shares with the depositary’s Hong Kong custodian, Citibank, N.A. – Hong Kong, in exchange for ADSs. A deposit of Class A ordinary shares trading in Hong Kong in exchange for ADSs involves the following procedures:

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

All costs attributable to the transfer of shares to effect a withdrawal from or deposit of Class A ordinary shares into our ADS program will be borne by the investor requesting the transfer. In particular, holders of Ordinary Shares and ADSs should note that the Hong Kong share registrar will charge between HK$2.50 to HK$20, depending on the speed of service (or such higher fee as may from time to time be permitted under the Hong Kong Listing Rules), for each transfer of Class A ordinary shares from one registered owner to another, each share certificate canceled or issued by it and any applicable fee as stated in the share transfer forms used in Hong Kong. In addition, holders of Class A ordinary shares and ADSs must pay up to US$5.00 per 100 ADSs (or portion thereof) for each issuance of ADSs and each cancelation of ADSs, as the case may be, in connection with the deposit of Class A ordinary shares into, or withdrawal of Class A ordinary shares from, our ADS program.

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

For the period from June 10, 2021, the date that the registration statement was declared effective by the SEC, to December 31, 2023, we have not used any of the net proceeds. There is no material change in the use of proceeds as described in the registration statement. We still intend to use the proceeds from our initial public offering in the manner disclosed in our registration statement on Form F-1.

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

Based upon that evaluation, our management has concluded that, as of December 31, 2023, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America, or U.S. GAAP, and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of our company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with U.S. GAAP, and that receipts and expenditures of our company are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of the unauthorized acquisition, use or disposition of our company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management including our chief executive officer and chief financial officer assessed the effectiveness of internal control over financial reporting as of December 31, 2023 using the criteria set forth in the report “Internal Control—Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2023.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm, PricewaterhouseCoopers Zhong Tian LLP, has audited the effectiveness of our company’s internal controls over financial reporting as of December 31, 2023, as stated in its report, which appears on page F-2 of this annual report on Form 20-F.

Item 16A.Audit Committee Financial Expert

Our board of directors has determined that Shangyu Gao, a member of our audit committee and an independent director (under the standards set forth in Rule 5605(c)(2) of the Nasdaq Stock Market Rules and Rule 10A-3 under the Securities Exchange Act of 1934), is an audit committee financial expert.

Item 16B.Code of Ethics

Our board of directors adopted a code of business conduct and ethics in May 2021 that applies to our directors, officers and employees. We have posted a copy of our code of business conduct and ethics on our website at https://ir.zhipin.com.

Item 16C.Principal Accountant Fees and Services

We engaged PricewaterhouseCoopers Zhong Tian LLP as the external auditor for our annual report on Form 20-F, and PricewaterhouseCoopers in Hong Kong as the external auditor for our HK annual report. The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our principal external auditors for the periods indicated. We did not pay any other fees to our auditors during the periods indicated below.

	For the Year Ended December 31,
	2022	2023
	RMB	RMB	US$

	(in thousands)
Audit fees(1)	18,983	13,240	1,865
All other fees(2)	368	375	53

Notes:

(1)	“Audit fees” mainly represents the aggregate fees billed for professional services rendered by our principal external auditors for the audit of our annual financial statements and internal controls over financial reporting and the review of our quarterly financial information, including audit fees relating to our listing on the Hong Kong Stock Exchange in 2022.
(2)	“All other fees” represents the aggregate fees billed for professional services other than those reported under “Audit fees” rendered by our principal external auditors and its affiliates.

The policy of our audit committee is to pre-approve all audit and other services provided by our principal external auditors as described above, other than those for de minimis services which are approved by the Audit Committee prior to the completion of the audit.

Item 16D.Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.Purchases of Equity Securities by the Issuer and Affiliated Purchasers

On March 9, 2022, our board of directors authorized a share repurchase program, under which we could repurchase up to US$150 million of our ADSs over the following 12 months. This share repurchase program expired on March 8, 2023. We did not repurchase any shares under this plan in 2023.

On March 20, 2023, our board of directors authorized a new share repurchase program, under which we could repurchase up to US$150 million of our shares (including in the form of ADSs) over the following 12 months. This share repurchase program expired on March 19, 2024.

The table below is a summary of our repurchases in 2023, which were all conducted in the open market pursuant to the share repurchase programs adopted on March 20, 2023.

	Total	Average	Total Number of
	Number	Price	ADSs Purchased as Part
	of ADSs	Paid Per	of the Publicly
Period	Purchased	ADS	Announced Plan
May 1 - May 31, 2023	721,426	US$13.86	721,426
December 1 - December 31, 2023	1,044,030	US$15.31	1,044,030
Total	1,765,456	US$14.72	1,765,456

On March 12, 2024, our board of directors authorized a new share repurchase program effective from March 20, 2024 for a 12-month period, under which we may repurchase up to US$200 million of our shares (including in the form of ADSs).

Item 16F.Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.Corporate Governance

As a Cayman Islands company listed on the Nasdaq Global Select Market, we are subject to the Nasdaq Stock Market Rules. However, the Nasdaq Stock Market Rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq Stock Market’s corporate governance listing standards applicable to U.S. domestic issuers. We also rely on exemptions afforded to controlled companies. Our board of directors is not composed of a majority of independent directors. Furthermore, not all members of our compensation committee and our nominating committee are independent directors. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Shares and Our ADSs—As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with such corporate governance listing standards.”

Item 16H.Mine Safety Disclosure

Not applicable.

Item 16I.Disclosure Regarding Foreign Jurisdictions That Prevent Inspections

Not applicable.

Item 16J.Insider Trading Policies

Not applicable.

Item 16K.Cybersecurity

Risk management and strategy

Cybersecurity risk management is an important part of our risk management system. We have established clear systems and internal policies to strengthen the identification and control of cybersecurity risks. In terms of risk identification, we identify potential cybersecurity risks by deploying monitoring logs of various security devices and through our self-built alarm platform. In addition, we have established and maintained communication channels with third-party security risk monitoring platforms and built our own cybersecurity emergency response center to capture cybersecurity threats from external sources. In terms of risk assessment and management, we have established a hierarchical management process for dealing with cybersecurity threats. When we receive an internal alert or a verified external risk notification that our cybersecurity operations team determines to be non-high-risk, we will directly arrange for manual handling. If the risk is determined to be high-risk, the head of our cybersecurity operations team will report to our chief technology officer, such that our chief technology officer and relevant personnel will jointly assess the threat risk level, and simultaneously arrange for manual handling. If such risk is further determined to be a significant cybersecurity incident, it will then be escalated to our dedicated team for cybersecurity incidents. Upon receiving the relevant information about the cybersecurity incident, our dedicated team will inform our chief executive officer and chairman of the board of directors of the relevant events that have taken place, according to the prescribed cybersecurity risk preferences. In the event of a major cybersecurity incident, we will initiate emergency plans in a timely manner under the guidance of our management team, develop and deploy special response plans, and carry out emergency recovery, attack source tracing, remedial measures and other response actions. At the same time, our management will closely follow the development of the situation, examine the scope of impact, and report the incident and disposition to the higher regulatory bodies in a timely manner.

We have also established a cybersecurity management mechanism for third-party IT service providers. Prior to granting access to suppliers, we investigate and evaluate our third-party IT service providers’ IT-related qualification and capabilities and data security capabilities. IT service providers that do not possess the appropriate capabilities or do not meet the relevant regulatory requirements are prohibited from being shortlisted. After establishing cooperation with them, we conduct re-evaluations of our third-party IT service providers annually, and will press for improvements or discontinue collaboration subject to the results of the evaluations.

Internal governance

Board’s role. Our board of directors acknowledges cybersecurity risk as a strategic concern vital to our operational continuity. Our board of directors incorporated cybersecurity awareness into our decision-making process and established a protocol for our management to report cybersecurity risks to the board of directors. Our board of directors delegates the primary responsibility for overseeing cybersecurity risks to our chairman of the board of directors, with our management responsible for the day-to-day management of cybersecurity risks. Our chairman of the board of directors receives quarterly updates from our management on the latest information regarding the management of our cybersecurity, and our board of directors will receive regular updates on relevant topics. In order to perform its supervisory duties, our board of directors, in particular our chairman of the board of directors who is responsible for receiving reports from our management on cybersecurity risks, proactively learns about cybersecurity expertise, and keeps itself up-to-date with changing laws, regulations and regulatory requirements. In addition, our board of directors pays close attention to the requirements imposed by regulatory authorities for the disclosure of information on cybersecurity of listed companies, promptly approves our internal disclosure control policy as updated in accordance with the regulatory requirements in a timely manner and maintains supervision over the disclosure of the cybersecurity-related sections of our periodic reports.

Management’s role. Our management is responsible for refining the cybersecurity risk control objectives as set out by our board of directors, establishing a cybersecurity risk assessment and management framework and ensuring that there is sufficient personnel, financial budget and resource support. In the process of managing cybersecurity risks, our management coordinates and guides the analysis and disposal of significant risks, and oversees the implementation of rectification measures.

Our core management member responsible for assessing and managing the risks associated with significant cybersecurity threats is Mr. Tao Zhang, our executive director and Chief Technology Officer. Mr. Zhang has served as our Chief Technology Officer since our inception, and is in charge of the research and development and information technology infrastructure of our Group. Mr. Zhang led the establishment of our cybersecurity operations team in 2017 and has been directly managing our cybersecurity operations team since then. Mr. Zhang has ample experience in cybersecurity management. He has over 17 years of experience in the software engineering and internet industry. Mr. Zhang received his bachelor’s degree from Beijing Information Engineering College (which was merged with Beijing Institute of Machinery and renamed Beijing Information Science and Technology University in 2008) and master’s degree from Beihang University.

As of the date of this report, we have not identified any cybersecurity risks that have or may have a material impact on our company.

PART III

Item 17.Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18.Financial Statements

The consolidated financial statements of KANZHUN LIMITED, its subsidiaries, consolidated VIE and VIE’s subsidiaries are included at the end of this annual report.

Item 19.Exhibits

Exhibit Number	Description of Document

1.1

Fifteenth Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated hereby reference to Exhibit 1.1 to the annual report on Form 20-F (File No. 001-40460) filed with the Securities and Exchange Commission on April 27, 2023)

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

2.5	Description of Securities (incorporated hereby reference to Exhibit 2.5 to the annual report on Form 20-F (File No. 001-40460) filed with the Securities and Exchange Commission on April 27, 2023)

Exhibit Number	Description of Document

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

4.5*	English translation of the executed form of the Powers of Attorney respectively granted by each shareholders of the VIE dated January 1, 2024 and as currently in effect

4.6*	English translation of the Equity Pledge Agreement among our WFOE, the VIE and shareholders of the VIE dated January 1, 2024

4.7*	English translation of the Exclusive Technology and Service Co-operation Agreement among our WFOE, the VIE and shareholders of the VIE dated January 1, 2024

4.8*	English translation of the Exclusive Purchase Option Agreement among our WFOE, the VIE and shareholders of the VIE dated January 1, 2024

4.9*

English translation of executed form of the Spousal Consent Letter respectively granted by the spouse of each individual shareholder of the VIE, dated January 1, 2024 and as currently in effect, and a schedule of all executed Spousal Consent Letters adopting the same form

8.1*	List of Significant Subsidiaries and VIE of the Registrant

11.1

Code of Business Conduct and Ethics of the Registrant (incorporated hereby reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-256391), as amended, initially filed with the Securities and Exchange Commission on May 21, 2021)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm

15.2*	Consent of Tian Yuan Law Firm

15.3*	Consent of Maples and Calder (Hong Kong) LLP

Exhibit Number	Description of Document

97*	Clawback Policy of the Registrant

101.INS*	Inline XBRL Instance Document—this instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File (embedded within the Exhibit 101 Inline XBRL document set)
*	Filed with this Annual Report on Form 20-F.
**	Furnished with this Annual Report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

KANZHUN LIMITED

By:	/s/ Peng Zhao
	Name:	Peng Zhao
	Title:	Chairman of the Board of Directors and Chief Executive Officer

Date: April 29, 2024

KANZHUN LIMITED

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of KANZHUN LIMITED

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of KANZHUN LIMITED and its subsidiaries (the “Company”) as of December 31, 2023 and 2022, and the related consolidated statements of comprehensive (loss)/income, of changes in shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2023, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control-Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Revenue recognition for online recruitment services to enterprise customers

As described in Notes 2(p) and 10 to the consolidated financial statements, revenues derived from online recruitment services to enterprise customers were RMB5,889.1 million for the year ended December 31, 2023. Revenues derived from online recruitment services to enterprise customers are recognized when or as control of services is transferred to a customer. Depending on the terms of the contract, the control of services may be transferred at a point in time or over time.

The principal consideration for our determination that performing procedures relating to revenue recognition for online recruitment services to enterprise customers is a critical audit matter is a high degree of auditor effort in performing procedures and evaluating audit evidence related to the Company’s revenue recognition for online recruitment services to enterprise customers.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the revenue recognition process. These procedures also included, among others, (i) reading contracts with customers and evaluating the appropriateness of the revenue recognition policies adopted by the management; (ii) testing revenue transactions by obtaining and inspecting contracts with customers, sales orders, evidence of cash receipts from customers, and system records for online recruitment services provided, on a test basis; and (iii) recalculating revenue recognized for each type of online recruitment services selected.

/s/ PricewaterhouseCoopers Zhong Tian LLP

Shanghai, the People’s Republic of China

April 29, 2024

We have served as the Company’s auditor since 2019.

KANZHUN LIMITED

CONSOLIDATED BALANCE SHEETS

		As of December 31,
	Notes	2022	2023
		RMB	RMB	US$
				Note 2(e)
		(in thousands, except for share and per share data)
ASSETS
Current assets
Cash and cash equivalents		9,751,824	2,472,959	348,309
Time deposits	2(i)	793,042	6,922,803	975,056
Short-term investments	4	2,665,047	3,513,885	494,920
Accounts receivable, net		9,862	16,727	2,356
Amounts due from related parties	18	5,714	3,966	559
Prepayments and other current assets	5	600,773	442,697	62,353
Total current assets		13,826,262	13,373,037	1,883,553
Non-current assets
Property, equipment and software, net	6	691,036	1,793,488	252,607
Intangible assets, net		10,251	8,093	1,140
Goodwill	7	5,690	5,690	801
Right-of-use assets, net	11	289,628	282,612	39,805
Long-term investments	4	-	2,473,128	348,333
Other non-current assets		4,000	4,000	563
Total non-current assets		1,000,605	4,567,011	643,249
Total assets		14,826,867	17,940,048	2,526,802
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	8	185,297	629,216	88,623
Deferred revenue	2(p)	2,060,892	2,794,075	393,537
Other payables and accrued liabilities	9	633,482	779,046	109,726
Operating lease liabilities, current	11	151,438	155,014	21,833
Total current liabilities		3,031,109	4,357,351	613,719
Non-current liabilities
Operating lease liabilities, non-current	11	143,591	125,079	17,617
Deferred tax liabilities	12	11,404	28,425	4,004
Total non-current liabilities		154,995	153,504	21,621
Total liabilities		3,186,104	4,510,855	635,340
Commitments and contingencies	20
Shareholders’ equity
Ordinary shares (US$0.0001 par value; 1,800,000,000 Class A ordinary shares and 200,000,000 Class B ordinary shares authorised; 749,323,103 Class A ordinary shares issued and 724,582,975 outstanding, 140,830,401 Class B ordinary shares issued and outstanding as of December 31, 2022; 750,523,103 Class A ordinary shares issued and 740,172,377 outstanding, 139,630,401 Class B ordinary shares issued and outstanding as of December 31, 2023)	13	564	564	79
Treasury shares	13	(918,894)	(479,730)	(67,569)
Additional paid-in capital		15,450,389	15,496,811	2,182,680
Statutory reserves		—	5,000	704
Accumulated other comprehensive income		695,184	898,810	126,595
Accumulated deficit		(3,586,480)	(2,492,253)	(351,026)
Total KANZHUN LIMITED shareholders’ equity		11,640,763	13,429,202	1,891,463
Non-controlling interests		—	(9)	(1)
Total shareholders’ equity		11,640,763	13,429,193	1,891,462
Total liabilities and shareholders’ equity		14,826,867	17,940,048	2,526,802

The accompanying notes are an integral part of these consolidated financial statements.

KANZHUN LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME

		For the year ended December 31,
	Notes	2021	2022	2023
		RMB	RMB	RMB	US$
					Note 2(e)
		(in thousands, except for share and per share data)
Revenues
Online recruitment services to enterprise customers		4,219,026	4,461,282	5,889,101	829,463
Others		40,102	49,780	62,927	8,863
Total revenues	10	4,259,128	4,511,062	5,952,028	838,326
Operating cost and expenses
Cost of revenues		(554,648)	(754,861)	(1,059,861)	(149,278)
Sales and marketing expenses		(1,942,670)	(2,000,900)	(1,991,226)	(280,458)
Research and development expenses		(821,984)	(1,182,716)	(1,543,568)	(217,407)
General and administrative expenses		(1,991,123)	(719,699)	(811,787)	(114,338)
Total operating cost and expenses		(5,310,425)	(4,658,176)	(5,406,442)	(761,481)
Other operating income, net		14,977	17,595	35,385	4,984
(Loss)/Income from operations		(1,036,320)	(129,519)	580,971	81,829
Interest and investment income, net		34,479	226,482	606,757	85,460
Foreign exchange (loss)/gain		(1,961)	8,627	1,088	153
Other (expenses)/income, net		(7,745)	11,406	32,973	4,644
(Loss)/Income before income tax expenses		(1,011,547)	116,996	1,221,789	172,086
Income tax expenses	12	(59,527)	(9,751)	(122,571)	(17,264)
Net (loss)/income		(1,071,074)	107,245	1,099,218	154,822
Accretion on convertible redeemable preferred shares to redemption value		(164,065)	—	—	—
Net loss attributable to non-controlling interests		—	—	9	1
Net (loss)/income attributable to ordinary shareholders of KANZHUN LIMITED		(1,235,139)	107,245	1,099,227	154,823
Weighted average number of ordinary shares used in computing net (loss)/income per share	17
— Basic		529,343,027	868,941,151	870,304,878	870,304,878
— Diluted		529,343,027	912,141,991	902,735,995	902,735,995
Net (loss)/income per share attributable to ordinary shareholders	17
— Basic		(2.33)	0.12	1.26	0.18
— Diluted		(2.33)	0.12	1.22	0.17
Other comprehensive (loss)/income, net of tax
Foreign currency translation adjustments		(127,378)	952,949	186,976	26,335
Unrealized gains on available-for-sale investments		—	—	16,650	2,345
Total other comprehensive (loss)/income		(127,378)	952,949	203,626	28,680
Total comprehensive (loss)/income		(1,198,452)	1,060,194	1,302,844	183,502
Accretion on convertible redeemable preferred shares to redemption value		(164,065)	—	—	—
Comprehensive loss attributable to non-controlling interests		—	—	9	1
Comprehensive (loss)/income attributable to ordinary shareholders of KANZHUN LIMITED		(1,362,517)	1,060,194	1,302,853	183,503

The accompanying notes are an integral part of these consolidated financial statements.

KANZHUN LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

		Attributable to KANZHUN LIMITED
		Ordinary shares
		Number					Accumulated other			Total
		of shares		Treasury	Additional	Statutory	comprehensive	Accumulated	Non-controlling	shareholders’
	Notes	outstanding	Amount	shares	paid-in capital	reserves	(loss)/income	deficit	interests	equity
			RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
		(in thousands, except for share data)
Balance as of January 1, 2021		128,983,824	81	—	452,234	—	(130,387)	(2,622,045)	—	(2,300,117)
Net loss		—	—	—	—	—	—	(1,071,074)	—	(1,071,074)
Foreign currency translation adjustments		—	—	—	—	—	(127,378)	—	—	(127,378)
Share-based compensation		—	—	—	417,284	—	—	—	—	417,284
Accretion on convertible redeemable preferred shares to redemption value	15	—	—	—	(164,065)	—	—	—	—	(164,065)
Repurchase and cancellation of Class B ordinary shares	13	(1,181,339)	(1)	—	(42,263)	—	—	—	—	(42,264)
Issuance of Class A ordinary shares upon initial public offering in the United States of America (“US IPO”), net of issuance cost	13	110,400,000	70	—	6,406,802	—	—	—	—	6,406,872
Conversion of convertible redeemable preferred shares	13, 15	551,352,134	353	—	5,854,308	—	—	—	—	5,854,661
Issuance of Class B ordinary shares to TECHWOLF LIMITED	13, 16	24,745,531	16	—	1,506,346	—	—	—	—	1,506,362
Exercise of share-based awards		54,385,484	35	—	193,740	—	—	—	—	193,775
Balance as of December 31, 2021		868,685,634	554	—	14,624,386	—	(257,765)	(3,693,119)	—	10,674,056
Cumulative effect of adoption of credit loss guidance	2(k)	—	—	—	—	—	—	(606)	—	(606)
Net income		—	—	—	—	—	—	107,245	—	107,245
Foreign currency translation adjustments		—	—	—	—	—	952,949	—	—	952,949
Share-based compensation		—	—	—	692,204	—	—	—	—	692,204
Exercise of share-based awards		14,372,840	10	—	133,799	—	—	—	—	133,809
Repurchase of ordinary shares	13	(17,645,098)	—	(918,894)	—	—	—	—	—	(918,894)
Balance as of December 31, 2022		865,413,376	564	(918,894)	15,450,389	—	695,184	(3,586,480)	—	11,640,763
Net income		—	—	—	—	—	—	1,099,227	(9)	1,099,218
Foreign currency translation adjustments		—	—	—	—	—	186,976	—	—	186,976
Unrealized gains on available-for-sale investments		—	—	—	—	—	16,650	—	—	16,650
Share-based compensation		—	—	—	1,056,967	—	—	—	—	1,056,967
Exercise of share-based awards		17,920,314	—	623,862	(442,294)	—	—	—	—	181,568
Repurchase of ordinary shares	13	(3,530,912)	—	(184,698)	—	—	—	—	—	(184,698)
Cash dividends declared	14	—	—	—	(568,251)	—	—	—	—	(568,251)
Appropriation to statutory reserves		—	—	—	—	5,000	—	(5,000)	—	—
Balance as of December 31, 2023		879,802,778	564	(479,730)	15,496,811	5,000	898,810	(2,492,253)	(9)	13,429,193

The accompanying notes are an integral part of these consolidated financial statements.

KANZHUN LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

		For the year ended December 31,
	Notes	2021	2022	2023
		RMB	RMB	RMB	US$
					Note 2(e)
		(in thousands)
Cash flows from operating activities
Net (loss)/income		(1,071,074)	107,245	1,099,218	154,822
Adjustments to reconcile net (loss)/income to net cash provided by operating activities:
Share-based compensation		417,284	692,204	1,056,967	148,871
Issuance of Class B ordinary shares to TECHWOLF LIMITED	13, 16	1,506,362	—	—	—
Depreciation and amortization		80,100	140,078	258,752	36,444
Loss/(Gain) from disposal of property, equipment and software		110	(96)	183	26
Foreign exchange loss/(gain)		1,961	(8,627)	(1,088)	(153)
Amortization of right-of-use assets		109,336	147,322	169,137	23,822
Unrealized interest and investment income		(6,595)	(43,716)	(288,042)	(40,570)
Deferred income tax expenses		—	9,324	14,083	1,984
Allowance for credit losses		—	336	86	12
Changes in operating assets and liabilities:
Accounts receivable		5,997	(5,982)	(7,037)	(991)
Prepayments and other current assets		(403,696)	13,321	123,933	17,456
Amounts due from related parties		3,503	901	1,748	246
Other non-current assets		(4,000)	—	—	—
Accounts payable		13,464	10,179	24,744	3,485
Deferred revenue		758,221	102,322	733,183	103,266
Other payables and accrued liabilities		329,802	(18,037)	31,931	4,497
Operating lease liabilities		(99,394)	(143,732)	(170,789)	(24,055)
Net cash provided by operating activities		1,641,381	1,003,042	3,047,009	429,162
Cash flows from investing activities
Purchase of property, equipment and software		(259,891)	(340,120)	(955,511)	(134,581)
Disposal of property, equipment and software		29	324	6,953	979
Purchase of time deposits and short-term investments		(3,940,000)	(5,213,058)	(16,867,453)	(2,375,732)
Maturity of time deposits and short-term investments		3,598,000	2,746,201	10,272,111	1,446,797
Purchase of long-term investments		—	—	(2,394,679)	(337,283)
Cash paid for business combinations, net of cash acquired		—	(9,928)	(66)	(9)
Net cash used in investing activities		(601,862)	(2,816,581)	(9,938,645)	(1,399,829)

KANZHUN LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

		For the year ended December 31,
	Notes	2021	2022	2023
		RMB	RMB	RMB	US$
					Note 2(e)
		(in thousands)
Cash flows from financing activities
Proceeds from the US IPO, net of issuance cost	13	6,406,872	—	—	—
Repurchase of Class B ordinary shares from TECHWOLF LIMITED	13	(11,584)	—	—	—
Proceeds from exercise of share-based awards		35,975	249,662	217,712	30,665
Repurchase of ordinary shares	13	—	(918,894)	(71,835)	(10,118)
Payment of dividends	14	—	—	(562,899)	(79,283)
Net cash provided by/(used in) financing activities		6,431,263	(669,232)	(417,022)	(58,736)
Effect of exchange rate changes on cash and cash equivalents		(127,227)	892,837	29,793	4,196
Net increase/(decrease) in cash and cash equivalents		7,343,555	(1,589,934)	(7,278,865)	(1,025,207)
Cash and cash equivalents at beginning of the year		3,998,203	11,341,758	9,751,824	1,373,516
Cash and cash equivalents at end of the year		11,341,758	9,751,824	2,472,959	348,309

Supplemental cash flow disclosure
Cash paid for income tax		—	101,293	133,456	18,797

Supplemental disclosures of non-cash investing and financing activities
Accretion on convertible redeemable preferred shares to redemption value	15	164,065	—	—	—
Changes in payables for purchase of property, equipment and software		(2,357)	122,155	419,175	59,040
Unpaid consideration for share repurchase		—	—	113,802	16,029

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

(b)Organization of the Group

As of December 31, 2023, the Company’s principal subsidiaries and consolidated VIE are as follows:

Company name	Place of incorporation	Date of incorporation	Registered capital	Equity interest/economic interest held	Principal activities and place of operation
Principal subsidiaries
Techfish Limited	Hong Kong, China	February 14, 2014	HK$10,000	100%	Investment holding in Hong Kong
Beijing Glory Wolf Co., Ltd. (the “WFOE”)	Beijing, China	May 7, 2014	US$130,000,000	100%	Management consultancy and technical services in the PRC
VIE
Beijing Huapin Borui Network Technology Co., Ltd. (“Huapin”)	Beijing, China	December 25, 2013	RMB10,000,000	100%	Online recruitment services in the PRC

(c)Consolidated variable interest entity

In order to comply with the PRC laws and regulations which prohibit or restrict foreign investments into companies involved in restricted businesses, the Group operates its restricted businesses in the PRC mainly through the VIE, Huapin and its subsidiaries, whose equity interests are held by certain management members of the Group (the “Registered Shareholders”). By entering into a series of contractual arrangements with Huapin and its respective Registered Shareholders, which were updated in September 2022, the Company has the power to direct activities of Huapin that most significantly affect its economic performance and receive substantially all of the economic benefits from Huapin. Accordingly, the Company obtained a controlling financial interest in the VIE. The Company was determined to be the ultimate primary beneficiary of the VIE, and therefore consolidated the VIE’s results of operations, assets and liabilities in the Group’s consolidated financial statements for the years presented under the accounting principles generally accepted in the United States of America (“U.S. GAAP”). In January 2024, the original contractual arrangements were replaced by new contractual arrangements entered into among Huapin, its Registered Shareholders and another subsidiary of the Group, Beijing Highland Wolf Technology Co., Ltd., through which the Company still has a controlling financial interest in the VIE. Accordingly, there was no impact on the Group's consolidated financial information.

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

KANZHUN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	PRINCIPAL ACTIVITIES AND ORGANIZATION (CONTINUED)

(c)Consolidated variable interest entity (continued)

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

(d)Risks in relations to the VIE structure

The Group believes that the above contractual arrangements between or among the WFOE, VIE and the Registered Shareholders are following PRC laws and regulations as applicable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce these contractual arrangements. The PRC Foreign Investment Law effect from January 1, 2020 doesn’t explicitly classify contractual arrangements as a form of foreign investments. There are uncertainties with respect to its implementation and interpretation and the possibility that the VIE will be deemed as a foreign-invested enterprise and subject to relevant restrictions in the future shall not be excluded. If the contractual arrangements establishing the Company’s VIE structure are found to be in violation of any existing or future PRC law and regulations, the relevant PRC government authorities will have broad discretion in dealing with such violation, including without limitation, levying fines, confiscating the Group’s income from the VIE, revoking the Group’s business licenses or operating licenses, requiring the Group to restructure its ownership structure or operations, discontinuing or placing restrictions on the Group’s operations. The imposition of these penalties may result in a severe adverse impact on the Company’s ability to direct the activities of the VIE or receive economic benefits from the VIE, which may result in the deconsolidation of the VIE.

KANZHUN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.PRINCIPAL ACTIVITIES AND ORGANIZATION (CONTINUED)

(d)Risks in relations to the VIE structure (continued)

The following table set forth the financial information of the VIE and VIE’s subsidiaries included in the Group’s consolidated financial statements after the elimination of intercompany balances and transactions among the VIE and its subsidiaries:

	As of December 31,
	2022	2023
	RMB	RMB
	(in thousands)
ASSETS
Current assets
Cash and cash equivalents	1,020,243	1,143,968
Time deposits	—	211,442
Short-term investments	1,244,243	2,679,963
Accounts receivable, net	2,253	3,691
Amounts due from Group companies	136,757	200,970
Amounts due from related parties	5,714	3,937
Prepayments and other current assets	528,908	415,686
Total current assets	2,938,118	4,659,657
Non-current assets
Property, equipment and software, net	688,578	1,661,132
Intangible assets, net	368	277
Right-of-use assets, net	281,913	260,056
Long-term investments	—	149,588
Other non-current assets	4,000	4,000
Total non-current assets	974,859	2,075,053
Total assets	3,912,977	6,734,710
LIABILITIES
Current liabilities
Accounts payable	185,211	628,645
Deferred revenue	2,058,569	2,649,582
Other payables and accrued liabilities	576,189	623,381
Amounts due to Group companies	14,876	68,966
Operating lease liabilities, current	146,359	146,102
Total current liabilities	2,981,204	4,116,676
Non-current liabilities
Operating lease liabilities, non-current	141,096	112,115
Deferred tax liabilities	9,427	26,455
Total non-current liabilities	150,523	138,570
Total liabilities	3,131,727	4,255,246

KANZHUN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.PRINCIPAL ACTIVITIES AND ORGANIZATION (CONTINUED)

(d)Risks in relations to the VIE structure (continued)

	For the year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
	(in thousands)
Total revenues	4,259,128	4,498,131	5,867,883
Cost of revenues	(554,575)	(750,932)	(1,057,018)
Net income	551,133	117,298	697,038

	For the year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
	(in thousands)
Net cash provided by operating activities	1,717,104	893,078	2,717,909
Net cash used in investing activities	(591,213)	(702,542)	(2,594,184)
Net cash used in financing activities	(444,239)	(35,144)	—
Net increase in cash and cash equivalents	681,652	155,392	123,725
Cash and cash equivalents at beginning of the year	183,199	864,851	1,020,243
Cash and cash equivalents at end of the year	864,851	1,020,243	1,143,968

Under the contractual arrangements with the VIE, the Company has the power to direct activities of the VIE through the WFOE that most significantly impact the VIE such as having assets transferred out of the VIE at its discretion. Therefore, the Company considers that there is no asset of the VIE that can be used only to settle obligations of the VIE except for registered capital and PRC statutory reserves of the VIE. Since the VIE was incorporated as a limited liability company under the PRC Company Law, creditors of the VIE do not have recourse to the general credit of the WFOE for any liabilities of the VIE.

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with U.S. GAAP.

(b)Principles of consolidation

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

KANZHUN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(b)Principles of consolidation (continued)

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

(c)Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the balance sheet dates and revenues and expenses during the reporting periods. Accounting estimates reflected in the Group’s consolidated financial statements include, but are not limited to, useful lives of property, equipment and software and intangible assets, impairment assessments of long-lived assets and goodwill, fair value of assets acquired and liabilities assumed in a business combination and available-for-sale debt security investments, valuation allowance for deferred tax assets, the provision for credit losses of financial assets and valuation of share-based compensation. Management bases the estimates on historical experience, known trends and various other assumptions that are believed to be reasonable under current circumstances. Actual results could differ from those estimates.

(d)Functional currency and foreign currency translation

The Group’s reporting currency is Renminbi (“RMB”). The Company’s functional currency is the United States dollars (“US$”). The respective functional currency of the Company’s subsidiaries, consolidated VIE and VIE’s subsidiaries is determined based on the criteria of ASC 830, Foreign Currency Matters.

Transactions denominated in currencies other than the functional currency are translated into the functional currency of the entity at the exchange rates quoted by authoritative banks prevailing on the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the applicable exchange rates at the balance sheet dates. Exchange gain or loss resulting from those foreign currency transactions denominated in foreign currencies is recorded in foreign exchange gain/(loss) in the consolidated financial statements.

The financial statements of the Company and subsidiaries located outside the Chinese mainland are translated from their functional currency into RMB. Their assets and liabilities are translated into RMB using the applicable exchange rates at the balance sheet date. Equity accounts other than earnings generated in current period are translated into RMB at the appropriate historical rates. Revenues, expenses, gain and loss are translated into RMB using the periodic average exchange rates. The resulting foreign currency translation adjustments are recorded in other comprehensive income/(loss) in the consolidated financial statements.

(e)Convenience translation

Translations of the consolidated balance sheets, the consolidated statements of comprehensive income/(loss) and the consolidated statements of cash flows from RMB into US$ as of and for the year ended December 31, 2023 are solely for the convenience of the readers, and were calculated at the rate of RMB7.0999 per US$1.00 on December 29, 2023 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate or at any other rate.

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

(g)Business combination

Business combinations are recorded using the purchase method of accounting in accordance with ASC 805, Business Combinations. The consideration transferred in an acquisition is measured as the aggregate of the fair value of the assets transferred, liabilities incurred and equity instruments issued as of the acquisition date. Transaction cost directly attributable to the acquisition is expensed as incurred. Identifiable assets and liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling interest. The excess of total of consideration paid, fair value of any non-controlling interest and the acquisition-date fair value of any previously held equity interest in the subsidiary acquired over the fair value of the identifiable net assets of the subsidiary acquired is recorded as goodwill. If the consideration of the acquisition is less than the fair value of net assets of the subsidiary acquired, the difference is recognized directly in the consolidated statements of comprehensive income/(loss).

(h)Cash and cash equivalents

Cash and cash equivalents include cash on hand, time deposits and highly liquid investments that are readily convertible to known amounts of cash, which have original maturities of three months or less.

(i)Time deposits

Time deposits are fixed deposits in financial institutions with original maturities greater than three months but less than twelve months, which are measured at amortized cost.

KANZHUN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(j)Investments

The Group’s investments mainly include wealth management products, which are principal-not-guaranteed or with variable interest rates. These investments are measured at fair value with fair value changes recorded in earnings.

The Group also holds debt securities and equity securities. Investments in debt securities are accounted for in accordance with ASC 320, Investments-Debt Securities, and are classified as trading, held-to-maturity or available-for-sale investments. Debt securities that are bought and held principally for the purpose of selling them in the near term are classified as trading investments and measured at fair value with changes in fair value recorded in earnings. Debt securities that the Group has the positive intent and ability to hold to maturity are classified as held-to-maturity investments and measured at amortized cost. Debt securities not classified as trading or as held-to-maturity securities are classified as available-for-sale investments, which are measured at fair value and subject to impairment testing. Their unrealized gains or losses are recognized in other comprehensive income/(loss) and realized gains or losses are recorded in earnings when realized. Equity securities with readily determinable fair value and over which the Group has neither significant influence nor control are measured at fair value with changes in fair value recorded in earnings.

Investments with original maturities less than twelve months or expected to be realized in cash during the next twelve months are classified as short-term investments, and others are classified as long-term investments.

(k)Receivables

The Group adopted ASC 326, Credit Losses in 2022, using a modified retrospective approach with a cumulative-effect adjustment recorded as an increase in the opening balance of accumulated deficit on January 1, 2022. The Group’s accounts receivable and other receivables recorded in prepayments and other current assets are within the scope of ASC 326. To estimate expected credit losses, the Group has identified the relevant risk characteristics of these items, including size, type of the services provided, historical credit loss experience and industry-specific factors, etc. No material allowance was recognized as of December 31, 2022 and 2023.

(l)Property, equipment and software

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

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(m)Intangible Assets

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

(n)Impairment of long-lived assets other than goodwill

Long-lived assets, such as fixed assets and intangible assets with finite useful lives, are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be fully recoverable. The Group evaluates the impairment for the long-lived assets by comparing the carrying value of the assets to the undiscounted future cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected undiscounted future cash flows is less than the carrying value of the asset, the Group recognizes an impairment loss based on the excess of the carrying value of the asset over the fair value of the asset. No impairment of long-lived assets was recognized for the years ended December 31, 2021, 2022 and 2023.

(o)Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired or assumed in a business combination. Goodwill is tested for impairment at least annually and more frequently when an event occurs or circumstances change that could indicate that the asset might be impaired. In accordance with ASU 2017-04, Intangibles-Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment, the Group first assesses qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is mandatory; otherwise, no further testing is required. The quantitative impairment test consists of a comparison of the fair value of the reporting unit with its carrying amount, including goodwill. If the carrying amount of the reporting unit exceeds its fair value, an impairment loss equal to the difference between the carrying amount of the reporting unit and its fair value will be recorded. For the years ended December 31, 2022 and 2023, no impairment indicator was noted and no impairment of goodwill was recorded.

KANZHUN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(p)Revenue recognition

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

Based on the pattern by which the Group provides services and how enterprise customers benefit from services, these services can be divided into two categories in terms of revenue recognition: (i) services over a particular subscription period, which provide enterprise customers certain rights during a particular subscription period; for example, paid job postings allow enterprise customers to present certain job positions, receive job seeker recommendations, browse the mini-resume of and chat with a certain number of job seekers in its platform during the subscription period; and (ii) services with definite and limited number of usages within an expiration period, such as bulk invite sending and advanced filter. Accordingly, the Group recognizes its revenues from online recruitment services either over time or at a point in time as following:

●	For services over a particular subscription period, the Group has a stand-ready obligation to deliver the corresponding services on a when-and-if-available basis during the subscription period, and enterprise customers simultaneously and continuously receive and consume the benefits as the Group provides the services throughout the subscription period. Therefore, a time-based measure of progress best reflects the satisfaction of the performance obligations and the Group recognizes related revenues on a straight-line basis over the subscription period.
●	For services with definite and limited number of usages within an expiration period, upon the delivery of the individual services, the Group satisfies its performance obligations and enterprise customers benefit from its performance obligations. Therefore, revenues are recognized at a point in time. If these services are unused within the expiration period, the Group recognizes related revenues when they expire.

KANZHUN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(p)Revenue recognition (continued)

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

(q)Cost of revenues

Cost of revenues primarily consist of payment processing cost, payroll and other employee-related expenses, server and bandwidth service cost, server depreciation and other expenses, which are directly attributable to the performance of the Group’s online recruitment services.

(r)Sales and marketing expenses

Sales and marketing expenses primarily consist of advertising expenses, payroll and other employee-related expenses for the Group’s sales and marketing staff, as well as other expenses such as office rental and property management fees for sales functions. Advertising expenses primarily include online traffic acquisition and brand marketing cost. For the years ended December 31, 2021, 2022 and 2023, advertising expenses totaled RMB997.7 million, RMB793.2 million and RMB582.1 million, respectively.

(s)Research and development expenses

Research and development expenses primarily consist of payroll and other employee-related expenses for the Group’s research and development staff and other expenses such as office rental and property management fees for research and development functions. All research and development costs are expensed as incurred.

(t)General and administrative expenses

General and administrative expenses primarily consist of payroll and other employee-related expenses for the Group’s managerial and administrative staff and other expenses such as office rental and property management fees.

KANZHUN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(u)Employee benefits

Full-time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the PRC subsidiaries, consolidated VIE and VIE’s subsidiaries of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the contributions made. Total amounts of such employee benefit expenses contributed by the Group, including accrued and unpaid amounts, were RMB256.5 million, RMB395.2 million and RMB449.8 million for the years ended December 31, 2021, 2022 and 2023, respectively.

(v)Share-based compensation

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

KANZHUN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(w)Operating leases

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

(x)Income tax

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

The Group recognizes the benefit of a tax position if the tax position is more-likely-than-not to prevail based on the facts and technical merits of the position. Tax positions that meet the more-likely-than-not recognition threshold is then measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. The Group estimates its liability for unrecognized tax benefits which are periodically assessed and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statute of limitations. The ultimate outcome for a particular tax position may not be determined with certainty prior to the conclusion of a tax audit and, in some cases, appeal or litigation process. The actual benefits ultimately realized may differ from the Group’s estimates and any adjustments are recorded in the Group’s consolidated financial statements in the period in which the audit is concluded. Additionally, changes in facts, circumstances and new information may require the Group to adjust the recognition and measurement estimates with regard to individual tax positions and such changes are recognized in the period in which the changes occur. As of December 31, 2023, the Group did not have any significant unrecognized uncertain tax positions.

(y)Comprehensive income/(loss)

Comprehensive income/(loss) is defined as the change in equity during a period from transactions and other events and circumstances excluding those resulting from investments by shareholders and distributions to shareholders. The Group recognizes foreign currency translation adjustments and changes in unrealized gains/(losses) on available-for-sale debt securities  as other comprehensive income/(loss) in the consolidated financial statements. The income tax effects related to the other comprehensive income were immaterial for the years presented.

KANZHUN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(z)Segment reporting

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

(aa)Net income/(loss) per share

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

The two-class method is used for computing net income/(loss) per share. Under the two-class method, net income/(loss) is allocated between ordinary shares and other participating securities based on their participating rights, if applicable. Since the different classes of ordinary shares have identical rights except for voting and conversion rights and they share equally in dividends and residual net assets on a per share basis, the different classes of ordinary shares are presented as one class for the calculation of net income/(loss) per share.

(bb)Recent accounting pronouncements

Recently adopted accounting pronouncements

In October 2021, the FASB issued ASU 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers, which requires an acquirer to recognize and measure contract assets and contract liabilities acquired in a business combination at the acquisition date in accordance with ASC 606 as if it had originated the contracts. The Group adopted this ASU on January 1, 2023. The adoption of this ASU has no material impact on the consolidated financial statements.

Recently issued accounting pronouncements not yet adopted

In November 2023, the FASB issued ASU 2023-07, Segment Reporting: Improvements to Reportable Segment Disclosures, which requires disclosure of significant segment expenses that are regularly provided to the chief operating decision maker and included within each reported measure of segment profit or loss. This standard is required to be applied retrospectively to all prior periods presented in the financial statements. And it’s effective for fiscal years beginning after December 15, 2023 and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The Group currently does not expect the adoption of this standard will have a material impact on the consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, Improvements to Income Tax Disclosures (Topic 740), which requires disclosure of disaggregated information about a reporting entity’s effective tax rate reconciliation as well as additional information on income taxes paid. This standard is required to be applied prospectively and retrospective application is permitted. It’s effective for the Group for fiscal years beginning after December 15, 2024, with early adoption permitted. The Group currently does not expect the adoption of this standard will have a material impact on the consolidated financial statements.

KANZHUN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.CONCENTRATION AND RISKS

(a)Concentration of credit risk

Financial assets that potentially expose the Group to the concentration of credit risk primarily consist of cash and cash equivalents, time deposits and investments in financial instruments placed in financial institutions. The maximum exposure of such assets to credit risk is their carrying amounts as of the balance sheet dates. In the event of the bankruptcy of these financial institutions, the Group may not be able to claim those assets back in full. The Group believes these financial institutions are of high credit rating and quality. The Group regularly monitors the rating and financial strength of these financial institutions to avoid potential defaults.

(b)Foreign currency exchange rate risk

The Renminbi has fluctuated against the U.S.dollar, at times significantly and unpredictably. The appreciation of the RMB against the US$ was approximately 2.3% in 2021. The depreciation of the RMB against the US$ was approximately 8.2% and 2.9% in 2022 and 2023, respectively. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the US$ in the future.

4.INVESTMENTS

	As of December 31,
	2022	2023
	RMB	RMB
	(in thousands)
Short-term investments
—Wealth management products	2,665,047	2,783,212
—Fixed rate notes(1)	—	729,348
—Listed equity securities	—	1,325
Total short-term investments	2,665,047	3,513,885

Long-term investments
—Fixed rate notes(1)	—	1,969,405
—Wealth management products	—	354,135
—Unlisted equity securities(2)	—	149,588
Total long-term investments	—	2,473,128
(1)	Fixed rate notes are principal-guaranteed with fixed return, which the Group has positive intent and ability to hold to maturity. Accordingly, this investment is classified as held-to-maturity debt securities and measured at amortized cost.
(2)	Unlisted equity securities represent investments in preferred shares in a private company, which contain certain substantive preferential rights including redemption at the Group’s option upon the occurrence of certain contingent events that are out of the investee’s control and liquidation preference over common shareholders. This investment is classified as available-for-sale debt securities and measured at fair value with changes in fair value recognized in other comprehensive income/(loss).

KANZHUN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5.PREPAYMENTS AND OTHER CURRENT ASSETS

	As of December 31,
	2022	2023
	RMB	RMB
	(in thousands)
Receivables from third-party online payment platforms	30,317	96,560
Prepaid advertising expenses and service fee	211,604	95,318
Receivables related to the exercise of share-based awards*	172,452	79,182
Deposits	68,390	63,201
Prepaid income tax	42,380	46,277
Staff loans and advances	33,672	25,744
Others	41,958	36,415
Total	600,773	442,697
*	It mainly represented receivables from a third-party share option brokerage platform for the exercise of share-based awards due to the timing of settlement.

6.PROPERTY, EQUIPMENT AND SOFTWARE, NET

	As of December 31,
	2022	2023
	RMB	RMB
	(in thousands)
Electronic equipment	849,020	2,149,561
Leasehold improvement	95,554	136,541
Furniture and fixtures	18,514	15,384
Motor vehicles	5,272	15,251
Software	4,055	7,010
Total cost	972,415	2,323,747
Less: accumulated depreciation	(281,379)	(530,259)
Total property, equipment and software, net	691,036	1,793,488

Depreciation expenses were RMB80.0 million, RMB139.5 million and RMB256.6 million for the years ended December 31, 2021, 2022 and 2023, respectively.

KANZHUN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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
(in thousands)
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

KANZHUN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8.ACCOUNTS PAYABLE

	As of December 31,
	2022	2023
	RMB	RMB
	(in thousands)
Payables for purchase of property, equipment and software	142,142	561,317
Payables for advertising expenses	32,277	15,369
Others	10,878	52,530
Total	185,297	629,216

9.OTHER PAYABLES AND ACCRUED LIABILITIES

	As of December 31,
	2022	2023
	RMB	RMB
	(in thousands)
Salary, welfare and bonus payable	366,454	457,974
Tax payable	152,598	116,657
Consideration payable for share repurchase	—	113,387
Advance from customers*	58,630	73,196
Others	55,800	17,832
Total	633,482	779,046
*	It represents advance payments from customers, which are refundable under certain conditions and could be used to exchange for the Group’s services.

10.REVENUES

The Group defines enterprise customers who contributed revenues of RMB50,000 or more annually as key accounts, who contributed revenues between RMB5,000 and RMB50,000 annually as mid-sized accounts, and who contributed revenues of RMB5,000 or less annually as small-sized accounts. Revenues by source are as follows:

	For the year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
	(in thousands)
Online recruitment services to enterprise customers	4,219,026	4,461,282	5,889,101
—Key accounts	928,360	1,033,561	1,261,718
—Mid-sized accounts	1,513,506	1,774,855	2,130,881
—Small-sized accounts	1,777,160	1,652,866	2,496,502
Others	40,102	49,780	62,927
Total	4,259,128	4,511,062	5,952,028

For revenues from online recruitment services to enterprise customers, RMB3,043.7 million, RMB3,331.0 million and RMB4,340.4 million were recognized over time for the years ended December 31, 2021, 2022 and 2023, respectively; RMB1,175.3 million, RMB1,130.2 million and RMB1,548.7 million were recognized at a point in time for the years ended December 31, 2021, 2022 and 2023, respectively.

KANZHUN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11.OPERATING LEASE

The Group’s operating leases are primarily for offices. The components of lease expenses are as follows:

	For the year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
	(in thousands)
Operating lease expenses	116,091	162,448	182,591
Short-term lease expenses	2,177	1,947	4,424
Total	118,268	164,395	187,015

Supplemental balance sheet information related to operating leases is as follows:

	As of December 31,
	2022	2023
	RMB	RMB
	(in thousands)
Right-of-use assets, net	289,628	282,612

Operating lease liabilities, current	151,438	155,014
Operating lease liabilities, non-current	143,591	125,079
Total operating lease liabilities	295,029	280,093

	As of December 31,
	2022	2023
Weighted average remaining lease term (in years)	2.60	2.05
Weighted average discount rate	4.81%	4.77%

Supplemental cash flow information related to operating leases is as follows:

	For the year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
	(in thousands)
Cash paid for amounts included in the measurement of operating lease liabilities	102,154	154,626	184,101
Right-of-use assets obtained in exchange for operating lease liabilities	274,358	139,968	248,325

Maturities of operating lease liabilities are as follows:

As of
December 31,
2023
RMB
(in thousands)
2024	158,723
2025	113,895
2026	20,894
2027	455
Thereafter	—
Total undiscounted lease payments	293,967
Less: imputed interest	(13,874)
Total operating lease liabilities	280,093

KANZHUN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

According to relevant laws and regulations promulgated by the State Taxation Administration (“STA”) of the PRC effective from 2018 onwards, enterprises engaging in research and development activities are entitled to claim 175% of their qualified research and development expenses incurred as tax deductible expenses("Super R&D Deduction")  when determining their assessable profits for the year. Pursuant to the announcement issued by the STA of the PRC and other government authorities in September 2022, the Super R&D Deduction rate increased to 200% for the period from October 1, 2022 to December 31, 2022. In March 2023, the STA of the PRC further announced that the 200% Super R&D Deduction rate would continue to be applied from January 1, 2023. Additionally, HNTEs are entitled to claim 200% of the purchase of equipment and appliances made during the period from October 1, 2022 to December 31, 2022 as tax deductible expenses for the year ended December 31, 2022.

Components of (loss)/income before income tax are as follows:

	For the year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
	(in thousands)
Income from Chinese mainland operations	610,813	125,529	809,506
(Loss)/Income from non-Chinese mainland operations	(1,622,360)	(8,533)	412,283
Total	(1,011,547)	116,996	1,221,789

Components of income tax expenses are as follows:

	For the year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
	(in thousands)
Current income tax expenses	59,527	427	108,488
Deferred income tax expenses	—	9,324	14,083
Total	59,527	9,751	122,571

KANZHUN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12.INCOME TAX (CONTINUED)

The following table sets forth a reconciliation between the PRC statutory income tax rate of 25% and the Group’s effective tax rate:

	For the year ended December 31,
	2021	2022	2023
PRC statutory income tax rate	25.00%	25.00%	25.00%
Effect of tax-exempt entities and tax rates in different jurisdictions	(37.89)%	(21.95)%	(5.72)%
Effect of PRC preferential tax rates	5.15%	(10.43)%	(7.72)%
Effect of permanent difference*	1.24%	(11.00)%	0.36%
Changes in valuation allowance	(8.38)%	16.63%	(2.40)%
Others	9.00%	10.08%	0.51%
Effective tax rate	(5.88)%	8.33%	10.03%
*

The effect of permanent difference for the year ended December 31, 2022 was primarily related to additional tax deductions for qualified research and development expenses and newly purchased equipment, partially offset by non-deductible share-based compensation expenses.

The following table sets forth the significant components of deferred tax assets and liabilities:

	As of December 31,
	2022	2023
	RMB	RMB
	(in thousands)
Deferred tax assets
Deductible advertising expenses	272,810	225,344
Net operating loss carry-forwards	94,704	99,606
Others	58	77
Total deferred tax assets	367,572	325,027
Less: valuation allowance	(354,306)	(325,027)
Total deferred tax assets, net of valuation allowance	13,266	—
Deferred tax liabilities
Accelerated tax depreciation	(22,693)	(19,122)
Unrealized gains from investments	—	(7,740)
Identifiable intangible assets arising from business acquisition	(1,977)	(1,563)
Total deferred tax liabilities	(24,670)	(28,425)
Deferred tax liabilities, net of deferred tax assets	(11,404)	(28,425)

As of December 31, 2023, the Group had accumulated tax losses of approximately RMB401.6 million, mainly derived from certain entities incorporated in the PRC and overseas. The tax losses in PRC can be carried forward for five years to offset future taxable profit, and the period is extended to 10 years for entities qualified as HNTEs. The tax losses in Hong Kong can be carried forward with no expiration date. Under the U.S. tax law, majority of the Group’s federal tax losses arose in tax years beginning after December 31, 2017 and can be carried forward indefinitely; and California state tax losses can be carried forward for up to 20 years.

Valuation allowance is provided against deferred tax assets based on a more-likely-than-not threshold. In making such determination, the Group evaluates a variety of factors including future reversals of existing taxable temporary differences and future profitability. Deferred tax assets that arose from deductible advertising expenses were provided for full valuation allowance because there was no positive evidence to conclude that the benefit of such deferred tax assets would be more-likely-than-not to be realized in the foreseeable future based on the historical level of advertising expenditures. As of December 31, 2023, deferred tax assets arising from net operating loss carry-forwards were also provided for full valuation allowance because the consolidated entities that have net operating loss carry-forwards were expected to continue to be loss-making in the foreseeable future.

KANZHUN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12.INCOME TAX (CONTINUED)

Movements of valuation allowance are as follows:

	For the year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
	(in thousands)
Balance at beginning of the year	250,032	334,848	354,306
Change of valuation allowance	84,816	19,458	(29,279)
Balance at end of the year	334,848	354,306	325,027

13.ORDINARY SHARES

In March 2021, the Company repurchased 1,181,339 Class B ordinary shares from TECHWOLF LIMITED, controlled by Mr. Peng Zhao, Founder, Chairman and CEO of the Group. Immediately after the repurchase, those Class B ordinary shares were cancelled. The difference between the purchase price and the fair value of Class B ordinary shares was recorded as additional paid-in capital in the consolidated financial statements.

In June 2021, the Company issued and granted 24,745,531 Class B ordinary shares to TECHWOLF LIMITED (Note 16).

In June 2021, the Company completed its US IPO and 110,400,000 Class A ordinary shares were issued with total net proceeds of RMB6,406.9 million. Upon the completion of the US IPO, all of the preferred shares were automatically converted to 551,352,134 Class A ordinary shares (Note 15).

In December 2022, the Company successfully listed, by way of introduction, its Class A ordinary shares on the Main Board of The Stock Exchange of Hong Kong Limited (the “HK Listing”).

In March 2022, the Company’s board of directors authorized a share repurchase program under which the Company may repurchase up to US$150 million of its American depositary shares (“ADSs”) over the following 12 months. In March 2023, the Company's board of directors authorized a new share repurchase program under which the Company may repurchase up to US$150 million of its shares (including in the form of ADSs) over the next 12 months. For the year ended December 31, 2022, the Company repurchased 8,822,549 ADSs (representing 17,645,098 Class A ordinary shares) for approximately US$131.2 million (RMB918.9 million) on the open market. For the year ended December 31, 2023, the Company repurchased 1,765,456 ADSs (representing 3,530,912 Class A ordinary shares) for approximately US$26.0 million (RMB184.7 million) on the open market. The repurchased ordinary shares were accounted for using the cost method and recorded as treasury shares as a component of the shareholders’ equity.

As of December 31, 2023, 750,523,103 Class A ordinary shares were issued, out of which 740,172,377 outstanding, and 139,630,401 Class B ordinary shares were issued and outstanding. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to ten votes on resolutions except for that with respect to certain reserved matters.

14.DIVIDEND

On November 14, 2023, the board of directors of the Company approved a special cash dividend of US$0.09 per ordinary share or US$0.18 per ADS. The aggregate amount of the special dividend was approximately US$79.2 million, which was fully paid in December 2023. Dividends are recognized when declared.

No dividends had been declared by the Company for the years ended December 31, 2021 and 2022.

KANZHUN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

15.CONVERTIBLE REDEEMABLE PREFERRED SHARES

On May 20, 2014, the Company entered into a shares purchase agreement with certain investors, pursuant to which 60,000,000 Series A convertible redeemable preferred shares (the “Series A Preferred Shares”) were issued on May 20, 2014 for an aggregated consideration of US$3.0 million.

On December 16, 2014, the Company entered into a shares purchase agreement with certain investors, pursuant to which 26,666,667 Series B convertible redeemable preferred shares (the “Series B Preferred Shares”) were issued on December 16, 2014 for an aggregated consideration of US$4.0 million. Besides, the Company also issued 13,333,333 Series B Preferred Shares to TECHWOLF LIMITED, controlled by Mr. Peng Zhao, the Company’s Founder, Chairman and CEO, with no consideration received. Then the Company repurchased all of the Series B Preferred Shares issued to TECHWOLF LIMITED at par value and sold them to one of previous Series B investor on April 8, 2015 at the original issue price of the Series B Preferred Shares.

On April 8, 2015, the Company entered into a shares purchase agreement with certain investors, pursuant to which 48,000,000 Series C convertible redeemable preferred shares (the “Series C Preferred Shares”) were issued on April 8, 2015 for an aggregated consideration of US$10.0 million.

On July 7, 2016, the Company entered into a shares purchase agreement with certain investors, pursuant to which 45,319,316 Series C-1 convertible redeemable preferred shares (the “Series C Preferred Shares”, “Series C-1 Preferred Shares” or “Series C Preferred Shares Tranche I”) were issued on July 7, 2016 for an aggregated consideration of US$12.5 million.

On August 15, 2016, the Company entered into a shares purchase agreement with certain investors, pursuant to which 42,251,744 Series C-2 convertible redeemable preferred shares (the “Series C Preferred Shares”, “Series C-2 Preferred Shares” or “Series C Preferred Shares Tranche II”) were issued on August 15, 2016 for an aggregated consideration of US$18.0 million.

On February 10, 2017, the Company entered into a shares purchase agreement with certain investors, pursuant to which 11,497,073 Series C-3 convertible redeemable preferred shares (the “Series C Preferred Shares”, “Series C-3 Preferred Shares” or “Series C Preferred Shares Tranche III”) were issued on February 10, 2017 for an aggregated consideration of US$6.0 million.

On November 2, 2017, the Company entered into a shares purchase agreement with certain investors, pursuant to which 60,856,049 Series D convertible redeemable preferred shares (the “Series D Preferred Shares”) were issued on November 2, 2017 for an aggregated consideration of US$43.4 million.

On December 18, 2018, the Company entered into a shares purchase agreement with certain investors, pursuant to which 83,474,263 Series E convertible redeemable preferred shares (the “Series E Preferred Shares”) were issued on December 18, 2018 for an aggregated consideration of US$130.0 million.

On March 8, 2019, the Company entered into a shares purchase agreement with certain investors, pursuant to which 32,373,031 Series E+ convertible redeemable preferred shares (the “Series E Preferred Shares”, “Series E-1 Preferred Shares” or “Series E Preferred Shares Tranche I”) were issued on March 8, 2019 for an aggregated consideration of US$55.0 million.

On July 4, 2019, the Company entered into a shares purchase agreement with certain investors, pursuant to which 28,226,073 Series E-2 convertible redeemable preferred shares (the “Series E Preferred Shares”, “Series E-2 Preferred Shares” or “Series E Preferred Shares Tranche II”) were issued on July 4, 2019 for an aggregated consideration of US$50.0 million.

On February 10, 2020, the Company entered into a shares purchase agreement with certain investors, pursuant to which 48,689,976 Series F convertible redeemable preferred shares (the “Series F Preferred Shares”) were issued on February 10, 2020 for an aggregated consideration of US$150.0 million.

On November 27, 2020, the Company entered into a shares purchase agreement with certain investors, pursuant to which 50,664,609 Series F+ convertible redeemable preferred shares (the “Series F Preferred Shares” or “Series F-plus Preferred Shares”) were issued on November 27, 2020 for an aggregated consideration of US$270.0 million.

KANZHUN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

15.CONVERTIBLE REDEEMABLE PREFERRED SHARES (CONTINUED)

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

Each Series A, B, C, D, E and F Preferred Share shall automatically be converted into Class A ordinary shares, at the then applicable preferred share conversion price upon (i) closing of a Qualified Initial Public Offering, or (ii) the written approval of the holders of a majority of each series of Preferred Shares (calculated and voting separately in their respective single class on an as-converted basis).

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

KANZHUN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

15.CONVERTIBLE REDEEMABLE PREFERRED SHARES (CONTINUED)

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

KANZHUN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

15.CONVERTIBLE REDEEMABLE PREFERRED SHARES (CONTINUED)

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

Preferred shares modifications were mainly included below:

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

KANZHUN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

15.CONVERTIBLE REDEEMABLE PREFERRED SHARES (CONTINUED)

The Company’s convertible redeemable preferred shares activities for the year ended December 31, 2021 are summarized below:

	Series A		Series B		Series C		Series D		Series E		Series F
	Preferred Shares		Preferred Shares		Preferred Shares		Preferred Shares		Preferred Shares		Preferred Shares		Total
	Number		Number		Number		Number		Number		Number		Number
	of shares	Amount	of shares	Amount	of shares	Amount	of shares	Amount	of shares	Amount	of shares	Amount	of shares	Amount
		RMB		RMB		RMB		RMB		RMB		RMB		RMB
	(in thousands, except for share data)
Balance as of January 1, 2021	60,000,000	36,177	40,000,000	67,976	147,068,133	478,565	60,856,049	380,782	144,073,367	1,845,033	99,354,585	2,882,063	551,352,134	5,690,596
Accretion on convertible redeemable preferred shares to redemption value	—	1,057	—	2,006	—	13,580	—	10,823	—	51,072	—	85,527	—	164,065
Conversion of Preferred Shares to ordinary shares	(60,000,000)	(37,234)	(40,000,000)	(69,982)	(147,068,133)	(492,145)	(60,856,049)	(391,605)	(144,073,367)	(1,896,105)	(99,354,585)	(2,967,590)	(551,352,134)	(5,854,661)
Balance as of December 31, 2021	—	—	—	—	—	—	—	—	—	—	—	—	—	—

KANZHUN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

16.SHARE-BASED COMPENSATION

In 2020, the Group adopted the 2020 Share Incentive Plan, which allows the Group to grant share-based awards to directors, employees and consultants. Share-based awards granted under the 2020 Share Incentive Plan contain service conditions, which are mainly subject to one of the following vesting schedules: (i) 25% of the share options shall become vested on each anniversary of the vesting commencement date for 4 years thereafter; (ii) 50% of the share options shall become vested on each anniversary of the vesting commencement date for 2 years thereafter; and (iii) immediately vested upon grant. In addition to service conditions, certain share-based awards granted are subject to performance condition related to the occurrence of an IPO or change of control. The Company did not grant any share-based awards pursuant to the 2020 Share Incentive Plan since the HK Listing in December 2022.

In December 2022, the Group adopted the Post-IPO Share Scheme, which allows the Group to grant share-based awards to directors, employees and officers. The maximum number of Class A ordinary shares that may be issued under the Post-IPO Share Scheme is 86,380,904.

(a)Share options

The following table summarizes activities of share options for the years ended December 31, 2021, 2022 and 2023:

		Weighted	Weighted		Weighted
		average	average	Aggregate	average
	Number of	exercise	remaining	intrinsic	grant-date
	share options	price	contractual life	value	fair value
		US$	In Years	US$	US$
Outstanding as of January 1, 2021	107,133,353	1.16	6.84	226,639	0.64
Granted	32,710,153	4.14
Exercised	(54,385,484)	0.55
Forfeited	(2,982,054)	1.98
Outstanding as of December 31, 2021	82,475,968	2.71	8.05	1,214,916	2.82
Granted*	8,424	0.00
Exercised	(12,413,256)	1.59
Forfeited	(1,709,938)	3.39
Outstanding as of December 31, 2022	68,361,198	2.90	7.23	498,336	2.99
Exercised	(11,810,406)	2.16
Forfeited	(718,812)	4.09
Outstanding as of December 31, 2023	55,831,980	3.04	6.34	294,189	3.15
Vested and expected to vest as of December 31, 2023	55,831,980	3.04	6.34	294,189	3.15
Exercisable as of December 31, 2023	37,075,572	2.54	5.94	213,744	2.24
*	The weighted average grant-date fair value of share options granted in 2022 was US$12.13.

KANZHUN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

16.SHARE-BASED COMPENSATION (CONTINUED)

(a)Share options(Continued)

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the estimated fair value of the underlying ordinary share at each reporting date.

As of December 31, 2023, there were US$60.9 million of unrecognized compensation expenses related to share options, which are expected to be recognized over a weighted-average period of 1.30 years and may be adjusted for future forfeitures.

The Company uses the binomial option-pricing model to determine the fair value of the share options as of the grant date. Key assumptions (or ranges thereof) are set as follows:

For the year ended December 31, 2021
Fair value of ordinary shares on the grant date of share options (US$)	6.78-18.09
Risk-free interest rate(1)	1.6%-2.0%
Expected term (in years)	10
Expected dividend yield(2)	0%
Expected volatility(3)	58.8%-59.8%
Expected early exercise multiple	2.2x-2.8x
(1)	The risk-free interest rate of periods within the contractual life of the share option was based on the market yield of U.S. Treasury Strips with a maturity life equal to the expected term of share options.
(2)	The Company had no history or expectation of paying dividends on its ordinary shares.
(3)	Expected volatility was estimated based on the average of historical volatilities of the comparable companies in the same industry as at the valuation dates.
(b)	RSUs

The following table summarizes activities of RSUs for the years ended December 31, 2021, 2022 and 2023:

		Weighted average
	Number of RSUs	grant-date fair value
		US$
Outstanding as of January 1, 2021	—	—
Granted	3,521,118
Outstanding as of December 31, 2021	3,521,118	19.05
Granted	19,686,470
Vested	(1,959,584)
Forfeited	(435,058)
Outstanding as of December 31, 2022	20,812,946	11.23
Granted	26,216,836
Vested	(6,109,908)
Forfeited	(1,461,262)
Outstanding as of December 31, 2023	39,458,612	9.58

As of December 31, 2023, there were US$330.3 million of unrecognized compensation expenses related to RSUs, which are expected to be recognized over a weighted-average period of 3.04 years and may be adjusted for future forfeitures.

KANZHUN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

16.SHARE-BASED COMPENSATION (CONTINUED)

(c)Share-based compensation expenses by function

The following table sets forth the amounts of share-based compensation expenses included in each of the relevant financial statement line items:

	For the year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
	(in thousands)
Cost of revenues	31,467	39,587	46,395
Sales and marketing expenses	73,733	170,366	262,431
Research and development expenses	137,820	284,323	418,769
General and administrative expenses*	1,680,626	197,928	329,372
Total	1,923,646	692,204	1,056,967
*

In June 2021, the Company granted 24,745,531 Class B ordinary shares to TECHWOLF LIMITED, and recorded share-based compensation expenses of RMB1,506.4 million in general and administrative expenses upon the grant (Note 13).

17.NET INCOME/ (LOSS) PER SHARE

The computation of basic and diluted net (loss)/income per share for the years ended December 31, 2021, 2022 and 2023 is as follows:

	For the year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
	(in thousands, except for share and per share data)
Numerator
Net (loss)/income attributable to ordinary shareholders of KANZHUN LIMITED	(1,235,139)	107,245	1,099,227
Denominator
Weighted average number of ordinary shares used in computing basic net (loss)/income per share	529,343,027	868,941,151	870,304,878
Dilutive effect of share-based awards	—	43,200,840	32,431,117
Weighted average number of ordinary shares used in computing diluted net (loss)/income per share	529,343,027	912,141,991	902,735,995
Net (loss)/income per share attributable to ordinary shareholders
—Basic	(2.33)	0.12	1.26
—Diluted	(2.33)	0.12	1.22

As the Group incurred loss for the year ended December 31, 2021, the ordinary shares equivalents, including preferred shares, shares options and RSUs granted, were anti-dilutive and excluded from the computation of diluted net loss per share. The weighted average numbers of preferred shares and share options and RSUs excluded from the computation of diluted net loss per share for the year ended December 31, 2021 were 251,440,808 and 78,376,179, respectively.

KANZHUN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

18.RELATED PARTY BALANCES AND TRANSACTIONS

The table below sets forth major related parties with which the Group had transactions during the years presented and their relationships with the Group:

Name of related parties	Relationship with the Group
Tencent Holdings Limited and its affiliates (“Tencent Group”)	Major shareholder of the Company

Details of major transactions with related parties for the years presented are as follows:

	For the year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
	(in thousands)
Cloud services from Tencent Group	18,119	26,256	22,375
Online payment clearing services from Tencent Group	5,464	4,533	6,258
Total	23,583	30,789	28,633

Details of major amounts due from related parties for the years presented are as follows:

	As of December 31,
	2022	2023
	RMB	RMB
	(in thousands)
Receivables from the online payment platform of Tencent Group	3,177	2,569
Prepaid cloud service fee to Tencent Group	2,537	1,397
Total	5,714	3,966

KANZHUN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

19.FAIR VALUE MEASUREMENT

Assets measured at fair value on a recurring basis

Information about inputs into the fair value measurement of the Group’s assets that are measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

		Fair value measurement at reporting date using
		Quoted prices in active	Significant other	Significant
		markets for identical assets	observable inputs	unobservable inputs
Description	Fair value	(Level 1)	(Level 2)	(Level 3)
	RMB	RMB	RMB	RMB
	(in thousands)
As of December 31, 2022
Short-term investments
—Wealth management products	2,665,047	—	2,665,047	—

As of December 31, 2023
Short-term investments
—Wealth management products	2,783,212	—	2,783,212	—
—Listed equity securities	1,325	1,325	—	—
Long-term investments
—Wealth management products	354,135	—	354,135	—
—Unlisted equity securities	149,588	—	—	149,588

Wealth management products. The fair value of wealth management products is estimated based on the quotes prices of similar financial products provided by financial institutions, which is classified as Level 2 in the fair value hierarchy.

Listed equity securities. The Group values investments in listed equity securities using the market approach based on the quoted prices in active markets, and accordingly the Group classifies the valuation techniques that use these inputs as Level 1 in the fair value hierarchy.

Unlisted equity securities. The investments in unlisted equity securities are classified as available-for-sale debt securities and its fair value is estimated using a market approach by adopting a backsolve method which benchmarked to recent comparable financing transactions of these investments. This valuation method applied unobservable inputs and assumptions including the pricing of recent financing of the investee and liquidity factors, which is classified as Level 3 in the fair value hierarchy.

Assets measured at fair value on a nonrecurring basis

The Group measures certain assets, including property, equipment and software and intangible assets, at fair value when they are deemed to be impaired. No impairment was recognized for the years presented.

Assets and liabilities not measured at fair value but fair value disclosure is required

Time deposits. The fair value of time deposits is estimated based on the prevailing interest rates in the market, which is classified as Level 2 in the fair value hierarchy. The fair value of time deposits approximates to their carrying value.

Held-to-maturity debt securities. The fair value of held-to-maturity debt securities is estimated based on the prevailing interest rates in the market, which have been categorized as Level 2 in the fair value hierarchy. The fair value of held-to-maturity debt securities approximates to their carrying value.

Receivables and payables. The fair value of accounts receivable, amounts due from related parties, other receivables, accounts payable, other payables and accrued liabilities approximates their carrying value due to their short-term maturity.

KANZHUN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

20.COMMITMENTS AND CONTINGENCIES

Commitments

The Group’s capital commitments primarily relate to the purchase of servers. Total capital commitments contracted but not yet reflected in the consolidated financial statements amounted to RMB225.6 million as of December 31, 2023.

Additionally, the Group engages third parties for promoting its brand image through various advertising channels. The advertising commitments contracted but not yet reflected in the consolidated financial statements amounted to RMB55.6 million as of December 31, 2023.

Contingencies

The Group and certain of its officers and directors have been named as defendants in a putative securities class action filed on July 12, 2021 in the U.S. District Court for the District of New Jersey. On March 4, 2022, plaintiff filed the Amended Complaint, purportedly brought on behalf of a class of persons who allegedly suffered damages as a result of their trading in the securities between June 11, 2021 and July 2, 2021. The action alleges that the Group made false and misleading statements regarding the business, operations and compliance policies in violation of the Sections 10(b) and 20(a) of the U.S. Securities Exchange Act of 1934, and Rule 10b-5 promulgated thereunder. Briefing on the Group’s motion to dismiss was completed in July 2022. In September 2022, the parties reached a tentative agreement in principle to settle the case. On November 10, 2022, the Court granted preliminary approval of the parties’ settlement agreement, pursuant to which, without any admission or finding of any wrongdoing on the part of any of the defendants, the parties agreed that, in consideration of the Company’s payment of US$2.25 million, all actual and potential claims and causes of action that have been or could have been alleged against the Company and the individual defendant (including the individuals mentioned above) are resolved and discharged and precluded from being raised again in any future action. The above settlement amount has been paid in December 2022. On April 5, 2023, after holding a fairness hearing, the Court granted final approval of the settlement and terminated the case.

Other than the above legal proceedings, the Group did not have any material litigation and has not recorded any material liabilities in this regard as of December 31, 2023.

KANZHUN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

21.PROFIT APPROPRIATION AND RESTRICTED NET ASSETS

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

The use of the general reserve fund, enterprise expansion fund, statutory surplus fund and discretionary surplus fund are restricted to the offsetting of losses or increasing of the registered capital of the respective company. The staff bonus and welfare fund is a liability in nature and is restricted to fund payments of special bonus to employees and for the collective welfare of employees. These reserves are not distributable as cash dividends.

Accordingly, under these PRC laws and regulations, the Company’s subsidiaries, the consolidated VIE and VIE’s subsidiaries incorporated in PRC are restricted in their ability to transfer a portion of their net assets to the Company. Amounts restricted, including paid-in capital and statutory reserve funds, totaled approximately RMB943.8 million, or 7.0% of the Group’s total consolidated net assets as of December 31, 2023.

22.SUBSEQUENT EVENTS

In February 2024, the Group acquired approximately 77% of the equity interest of W.D Technology Investment Group Limited, which is principally engaged in providing blue-collar recruitment services. The consideration of this acquisition was approximately US$52.7 million. The Group obtained control of the investee since it holds majority of the investee’s equity interest and is entitled to assign majority of the board members, one of whom shall be the chief executive officer of the investee. This acquisition is accounted for as a business acquisition and the Group is currently evaluating the purchase price allocation.

In March 2024, the Company’s board of directors authorized a new share repurchase program effective from March 20, 2024 for a 12-month period, under which the Company may repurchase up to US$200 million of its shares (including in the form of ADSs).