Form 20-F
period 2024-12-31
Kanzhun Ltd
filed 2025-04-10
CIK 1842827

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024.

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

21/F, GrandyVic Building

Taiyanggong Middle Road

Chaoyang District, Beijing 100020

People’s Republic of China

(Address of principal executive offices)

Yu Zhang, Chief Financial Officer

Telephone: +86 10-8462-8340

Email: ir@kanzhun.com

21/F, GrandyVic Building

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

730,807,661 Class A ordinary shares (excluding the Class A ordinary shares issued to the Depositary for bulk-issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the share incentive plans and excluding the Class A ordinary shares underlying the ADSs repurchased by the Company pursuant to its share repurchase program) and 138,490,401 Class B ordinary shares, par value US$0.0001 per share, are outstanding as of December 31, 2024.

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

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report only:

●	“ADRs” are to the American depositary receipts that may evidence the ADSs;
●	“ADSs” are to the American depositary shares, each of which represents two Class A ordinary shares;
●	“AI” are to artificial intelligence;
●	“blue-collar workers” are to people who perform manual or service-related work, whether in the secondary sector such as manufacturing or construction, or in the tertiary sector such as accommodation or catering or the local life service industry;
●	“Boss” are to executives or middle-level managers of large enterprises and owners of SMEs and micro businesses;
●	“Class A ordinary shares” are to our Class A ordinary shares, par value US$0.0001 per share;
●	“Class B ordinary shares” are to our Class B ordinary shares, par value US$0.0001 per share;
●	“DAU” are to the number of verified user accounts, including both job seekers and enterprise users, that logged on to our BOSS Zhipin mobile app in a given day at least once;
●	“enterprise users” are to Bosses and recruiting professionals;
●	“gold-collar users” are to people who perform professional, desk, managerial, or administrative work with an annual salary above RMB250,000;
●	“HK$” and “Hong Kong dollars” are to the legal currency of Hong Kong;
●	“Hong Kong Listing Rules” are to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended, supplemented or otherwise modified from time to time;
●	“Hong Kong Stock Exchange” are to the Stock Exchange of Hong Kong Limited;
●	“Kanzhun,” “we,” “us,” “our company” and “our” are to KANZHUN LIMITED, our Cayman Islands holding company and its subsidiaries, and in the context of describing our operations and consolidated financial information, the VIE in mainland China, including but not limited to Beijing Huapin Borui Network Technology Co., Ltd.;
●	“key accounts” are to paid enterprise customers who contributed RMB50,000 or more of revenues to us in a twelve-month period ended on the end of a given period;
●	“Main Board” are to the stock market (excluding the option market) operated by the Hong Kong Stock Exchange, which is independent from and operated in parallel with the Growth Enterprise Market of the Hong Kong Stock Exchange;
●	“MAU” are to the number of verified user accounts, including both job seekers and enterprise users, that logged on to our BOSS Zhipin mobile app in a given month at least once;
●	“mid-sized accounts” are to paid enterprise customers who contributed between RMB5,000 and RMB50,000 of revenues to us a twelve-month period ended on the end of a given period;
●	“our WFOE,” “the WFOE” are to Beijing Glorywolf Co., Ltd. from May 2014 to December 2023 and Beijing Highland Wolf Technology Co., Ltd. from January 2024 onwards;
●	“online recruitment platform” are to our mobile applications, mini programs and websites;

●	“paid enterprise customers” in a given period are to enterprise users and company accounts from which we recognize revenues for our online recruitment services in that period;
●	“RMB” and “Renminbi” are to the legal currency of mainland China;
●	“shares” or “ordinary shares” are to our Class A and Class B ordinary shares, par value US$0.0001 per share;
●	“SMEs” are to small and medium-sized enterprises;
●	“US$,” “U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States;
●	“white-collar users” are to people who perform professional, desk, managerial, or administrative work with an annual salary equal or below RMB250,000; and
●	“VIE” are to variable interest entity, and “the VIE” are to Beijing Huapin Borui Network Technology Co., Ltd.

Our reporting currency is the Renminbi. This annual report also contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations of Renminbi into U.S. dollars were made at RMB7.2993 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2024. We make no representation that the Renminbi or U.S. dollars amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

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

Item 3.Key Information

Our Holding Company Structure and Contractual Arrangements with the VIE

KANZHUN LIMITED is not a Chinese operating company, but rather a Cayman Islands holding company with no equity ownership in the VIE. Our Cayman Islands holding company does not conduct business operations directly. We conduct our operations in mainland China through (i) our subsidiaries incorporated in mainland China, or mainland China subsidiaries, and (ii) the VIE with which we have maintained contractual arrangements and its subsidiaries in mainland China. Laws and regulations of mainland China impose certain restrictions or prohibitions on foreign ownership of companies that engage in certain value-added telecommunication services, internet audio-visual program services, radio and television program services and certain other businesses. Accordingly, we operate these businesses in mainland China through the VIE and its subsidiaries, and rely on contractual arrangements among our mainland China subsidiaries, the VIE and its nominee shareholders to direct the activities of the VIE. The VIE is consolidated for accounting purposes, but are not entities in which our Cayman Islands holding company, or our investors, own equity. Substantially all of our revenues for the years ended December 31, 2022, 2023 and 2024 were contributed by the VIE. As used in this annual report, “we,” “us,” “our company,” “our,” or “Kanzhun” refers to KANZHUN LIMITED, its subsidiaries, and, in the context of describing our operations and consolidated financial information, the VIE in mainland China, Beijing Huapin Borui Network Technology Co., Ltd. Investors in our ADSs are not purchasing equity interest in the VIE in mainland China, but instead are purchasing equity interest in a holding company incorporated in the Cayman Islands.

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

Despite the lack of legal majority ownership, our Cayman Islands holding company is considered the primary beneficiary of the VIE and consolidates the VIE and its subsidiaries as required by Accounting Standards Codification topic 810, Consolidation. Accordingly, we treat the VIE as our consolidated entities under U.S. GAAP and we consolidate the financial results of the VIE in our consolidated financial statements in accordance with U.S. GAAP. For more details of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the VIE and Its Shareholders.”

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

Furthermore, the PRC government has promulgated regulations and rules in recent years to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. Accordingly, there have been certain new or draft laws, regulations in relation to cybersecurity and data privacy, offerings conducted overseas by, and foreign investment in, China-based issuers. For more detailed information, see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Overseas Securities Offerings,” and “—Regulations Relating to Information Security and Censorship.” According to these laws and regulations, we may be required to fulfill filing, reporting procedures and obtain approval from the China Securities Regulatory Commission, or the CSRC, in connection with follow-on offering and other equivalent overseas offering activities in an overseas market, and may be required to go through cybersecurity review by the Cyberspace Administration of China, or the CAC, in respect of our data processing activities. If these laws and regulations are enacted as currently proposed and we fail to obtain the approval or complete other filing procedures required for any future overseas offering or listing, we may face sanctions by the CSRC or other PRC regulatory authorities, which may include fines and penalties on our operations in mainland China, limitations on our operating privileges in mainland China, restrictions on or prohibition of the payments or remittance of dividends by our subsidiaries in mainland China, restrictions on or delays to our future financing transactions offshore, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China— The approval of or filing and reporting with the CSRC or other PRC government authorities may be required in connection with our overseas offerings under laws of mainland China, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing and reporting procedures,” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Our business is subject to complex and evolving laws and regulations in mainland China. Many of these laws and regulations are subject to change and uncertain interpretation, and could result in claims, changes to our business practices, monetary penalties, increased cost of operations, or declines in user growth or engagement, or otherwise harm our business.”

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

The Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act, or the HFCAA, as amended by the Consolidated Appropriations Act, 2023, if the Securities and Exchange Commission, or the SEC, determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the Public Company Accounting Oversight Board, or the PCAOB, for two consecutive years, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we were not identified as a Commission-Identified Issuer under the HFCAA after we filed our annual report on Form 20-F for the fiscal year ended December 31, 2022 and do not expect to be identified so after we file this annual report on Form 20-F. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections,” and “—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

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

For the years ended December 31, 2022, 2023 and 2024, KANZHUN LIMITED provided capital contributions of RMB39.4 million, RMB7.1 million and nil, respectively, to its subsidiaries; and the Hong Kong subsidiary provided capital contributions of RMB19.7 million, RMB0.7 million and nil, respectively, to its subsidiaries in mainland China. For the years ended December 31, 2022, 2023 and 2024, KANZHUN LIMITED provided loan financing of RMB633.5 million, RMB9.7 billion and RMB249.8 million (US$34.2 million), respectively, to its subsidiaries; and received repayments of loans of nil, RMB5.0 billion and RMB1.7 billion (US$239.6 million), respectively, from its subsidiaries. For the years ended December 31, 2022, 2023 and 2024, the VIE repaid loan financing of RMB35.1 million, nil and nil, respectively, to the Hong Kong subsidiary.

The VIE may also transfer cash to our WFOE by paying service fees according to the exclusive technology and service cooperation agreement between our WFOE and the VIE. The VIE did not pay any service fees to our WFOE in 2022 or 2023. In 2024, the VIE recorded RMB406.5 million (US$55.7 million) in service fees payable to our WFOE. As of December 31, 2024, RMB350.9 million (US$48.1 million) had been settled. In addition, the VIE transferred fix assets at a consideration of RMB46.0 million (US$6.3 million) to our WFOE in 2024.

For the years ended December 31, 2022, 2023 and 2024, no dividends or distributions were made to KANZHUN LIMITED by our subsidiaries. Under laws and regulations of mainland China, our mainland China subsidiaries and the VIE are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by the State Administration of Foreign Exchange, or SAFE. The amounts restricted include the paid-in capital and the statutory reserve funds of our mainland China subsidiaries and the VIE, totaling RMB767.9 million (US$105.2 million) as of December 31, 2024. Furthermore, cash transfers from our mainland China subsidiaries to entities outside of mainland China are subject to PRC government control of currency conversion. Shortages in the availability of foreign currency may temporarily delay the ability of our mainland China subsidiaries and the VIE to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. For risks relating to the fund flows of our operations in mainland China, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We may rely on dividends and other distributions on equity paid by our mainland China subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our mainland China subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.”

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

Financial Information Related to the VIE

The following table presents our condensed consolidating schedule of financial information for our holding company, KANZHUN LIMITED, the WFOE that is the primary beneficiary of the VIE, the VIE and VIE’s subsidiaries, and other subsidiaries as of the dates presented:

Selected Condensed Consolidating Statements of Operations Data

	For the Year Ended December 31, 2024
			Primary	VIE
	KANZHUN	Other	Beneficiary	and VIE’s		Consolidated
	LIMITED	Subsidiaries	of VIE	Subsidiaries	Eliminations	Total

	(in RMB thousands)
Third-party revenues	—	467,501	—	6,888,176	—	7,355,677
Inter-company revenues(1)	—	293,350	406,464	163,324	(863,138)	—
Third-party operating cost and expenses	(89,778)	(957,710)	(275,973)	(4,899,061)	—	(6,222,522)
Inter-company operating cost and expenses(1)	(778)	(163,325)	—	(699,035)	863,138	—
Other operating (expenses)/income, net	(214)	6,967	586	32,452	—	39,791
(Loss)/Income from operations	(90,770)	(353,217)	131,077	1,485,856	—	1,172,946
Other non-operating income, net	273,166	285,650	233	102,935	(2,270)	659,714
Share of income of subsidiaries and VIE(2)	1,402,268	1,468,947	1,368,435	—	(4,239,650)	—
Income before income tax expenses	1,584,664	1,401,380	1,499,745	1,588,791	(4,241,920)	1,832,660
Income tax expenses	—	(14,368)	(30,798)	(220,468)	—	(265,634)
Net income	1,584,664	1,387,012	1,468,947	1,368,323	(4,241,920)	1,567,026

	For the Year Ended December 31, 2023
			Primary	VIE
	KANZHUN	Other	Beneficiary	and VIE’s		Consolidated
	LIMITED	Subsidiaries	of VIE	Subsidiaries	Eliminations	Total

	(in RMB thousands)
Third-party revenues	—	129,127	—	5,822,901	—	5,952,028
Inter-company revenues(1)	—	62,780	—	44,982	(107,762)	—
Third-party operating cost and expenses	(62,291)	(251,034)	(2,241)	(5,090,876)	—	(5,406,442)
Inter-company operating cost and expenses(1)	—	(44,982)	—	(62,780)	107,762	—
Other operating income, net	—	812	231	34,342	—	35,385
(Loss)/Income from operations	(62,291)	(103,297)	(2,010)	748,569	—	580,971
Other non-operating income, net	268,481	289,739	13,383	71,007	(1,792)	640,818
Share of income of subsidiaries and VIE(2)	893,037	708,013	697,047	—	(2,298,097)	—
Income before income tax expenses	1,099,227	894,455	708,420	819,576	(2,299,889)	1,221,789
Income tax benefit/(expenses)	—	374	(407)	(122,538)	—	(122,571)
Net income	1,099,227	894,829	708,013	697,038	(2,299,889)	1,099,218

	For the Year Ended December 31, 2022
			Primary	VIE
	KANZHUN	Other	Beneficiary	and VIE’s		Consolidated
	LIMITED	Subsidiaries	of VIE	Subsidiaries	Eliminations	Total

	(in RMB thousands)
Third-party revenues	—	12,931	—	4,498,131	—	4,511,062
Inter-company revenues(1)	—	33,956	—	—	(33,956)	—
Third-party operating cost and expenses	(79,956)	(188,218)	(2,020)	(4,387,982)	—	(4,658,176)
Inter-company operating cost and expenses(1)	—	—	—	(33,956)	33,956	—
Other operating (expenses)/income, net	—	(656)	—	18,251	—	17,595
(Loss)/Income from operations	(79,956)	(141,987)	(2,020)	94,444	—	(129,519)
Other non-operating income, net	188,421	14,683	13,945	32,706	(3,240)	246,515
Share of (loss)/income of subsidiaries and VIE(2)	(1,220)	132,486	117,298	—	(248,564)	—
Income before income tax expenses	107,245	5,182	129,223	127,150	(251,804)	116,996
Income tax benefit/(expenses)	—	101	—	(9,852)	—	(9,751)
Net income	107,245	5,283	129,223	117,298	(251,804)	107,245

Selected Condensed Consolidating Balance Sheets Data

	As of December 31, 2024
			Primary	VIE
	KANZHUN	Other	Beneficiary	and VIE’s		Consolidated
	LIMITED	Subsidiaries	of VIE	Subsidiaries	Eliminations	Total

	(in RMB thousands)
Cash and cash equivalents	93,851	894,983	150,072	1,414,184	—	2,553,090
Short-term time deposits	738,831	4,749,800	—	—	—	5,488,631
Short-term investments	1,999,870	193,537	—	4,445,982	—	6,639,389
Accounts and notes receivable, net	—	15,725	—	24,988	—	40,713
Inventories	—	—	—	3,042	—	3,042
Amounts due from Group companies(3)	5,962,934	184,573	68,320	379,885	(6,595,712)	—
Amounts due from related parties	—	673	—	6,585	—	7,258
Prepayments and other current assets	45,682	42,408	3,234	276,936	—	368,260
Investments in subsidiaries and VIE(2)	4,679,986	4,847,059	4,671,300	—	(14,198,345)	—
Long-term investments	1,607,361	54,677	—	252,492	—	1,914,530
Property, equipment and software, net	—	189,071	75,564	1,469,151	—	1,733,786
Right-of-use assets, net	—	83,150	11,871	207,835	—	302,856
Intangible assets, net	—	252,400	—	189	—	252,589
Goodwill	—	6,528	—	—	—	6,528
Total assets	15,128,515	11,514,584	4,980,361	8,481,269	(20,794,057)	19,310,672
Accounts payable	—	8,583	30,393	71,692	—	110,668
Deferred revenue	—	294,059	—	2,790,780	—	3,084,839
Other payables and accrued liabilities	97,012	151,706	74,017	493,032	—	815,767
Amounts due to Group companies(3)	164,132	6,197,373	6,072	228,135	(6,595,712)	—
Operating lease liabilities, current	—	27,789	9,405	143,588	—	180,782
Operating lease liabilities, non-current	—	58,063	2,280	61,002	—	121,345
Deferred tax liabilities	—	1,455	11,135	21,861	—	34,451
Total liabilities	261,144	6,739,028	133,302	3,810,090	(6,595,712)	4,347,852
Total shareholders’ equity(2)	14,867,371	4,775,556	4,847,059	4,671,179	(14,198,345)	14,962,820
Total liabilities and shareholders’ equity	15,128,515	11,514,584	4,980,361	8,481,269	(20,794,057)	19,310,672

	As of December 31, 2023
			Primary	VIE
	KANZHUN	Other	Beneficiary	and VIE’s		Consolidated
	LIMITED	Subsidiaries	of VIE	Subsidiaries	Eliminations	Total

	(in RMB thousands)
Cash and cash equivalents	760,071	219,045	349,875	1,143,968	—	2,472,959
Short-term time deposits	710,330	5,928,093	72,938	211,442	—	6,922,803
Short-term investments	731,805	91,634	10,483	2,679,963	—	3,513,885
Accounts receivable, net	—	13,036	—	3,691	—	16,727
Amounts due from Group companies(3)	6,952,437	68,702	11,369	200,970	(7,233,478)	—
Amounts due from related parties	—	29	—	3,937	—	3,966
Prepayments and other current assets	18,528	6,075	2,408	415,686	—	442,697
Investments in subsidiaries and VIE(2)	2,179,517	2,888,791	2,479,473	—	(7,547,781)	—
Long-term investments	2,323,540	—	—	149,588	—	2,473,128
Property, equipment and software, net	—	132,263	93	1,661,132	—	1,793,488
Right-of-use assets, net	—	22,556	—	260,056	—	282,612
Intangible assets, net	—	7,816	—	277	—	8,093
Goodwill	—	5,690	—	—	—	5,690
Other non-current assets	—	—	—	4,000	—	4,000
Total assets	13,676,228	9,383,730	2,926,639	6,734,710	(14,781,259)	17,940,048
Accounts payable	—	554	17	628,645	—	629,216
Deferred revenue	—	144,493	—	2,649,582	—	2,794,075
Other payables and accrued liabilities	115,280	39,798	587	623,381	—	779,046
Amounts due to Group companies(3)	131,746	6,995,928	36,838	68,966	(7,233,478)	—
Operating lease liabilities, current	—	8,912	—	146,102	—	155,014
Operating lease liabilities, non-current	—	12,964	—	112,115	—	125,079
Deferred tax liabilities	—	1,564	406	26,455	—	28,425
Total liabilities	247,026	7,204,213	37,848	4,255,246	(7,233,478)	4,510,855
Total shareholders’ equity(2)	13,429,202	2,179,517	2,888,791	2,479,464	(7,547,781)	13,429,193
Total liabilities and shareholders’ equity	13,676,228	9,383,730	2,926,639	6,734,710	(14,781,259)	17,940,048

Selected Condensed Consolidating Cash Flows Data

	For the Year Ended December 31, 2024
			Primary	VIE and
	KANZHUN	Other	Beneficiary	VIE’s		Consolidated
	LIMITED	Subsidiaries	of VIE	Subsidiaries	Eliminations	Total

	(in RMB thousands)
Net cash (used in)/provided by operating activities with third parties	(212,945)	617,281	(173,610)	3,311,769	—	3,542,495
Net cash provided by/(used in) operating activities with Group companies(1)	—	192,785	371,932	(564,717)	—	—
Net cash (used in)/provided by operating activities	(212,945)	810,066	198,322	2,747,052	—	3,542,495
Loans to Group companies(3)	(249,766)	—	—	—	249,766	—
Proceeds from repayments of loans to Group companies(3)	1,749,243	—	—	—	(1,749,243)	—
Intercompany transfer of property, equipment and software(4)	—	—	(45,961)	45,961	—	—
Intercompany transfer of investments in subsidiaries and VIE(4)	—	9,968	(3,010)	(6,958)	—	—
Other investing activities with third parties	(505,171)	1,004,106	5	(2,515,839)	—	(2,016,899)
Net cash provided by/(used in) investing activities	994,306	1,014,074	(48,966)	(2,476,836)	(1,499,477)	(2,016,899)
Loans from Group companies(3)	—	249,766	—	—	(249,766)	—
Repayments of loans from Group companies(3)	—	(1,749,243)	—	—	1,749,243	—
Other financing activities with third parties	(1,460,539)	—	—	—	—	(1,460,539)
Net cash used in financing activities	(1,460,539)	(1,499,477)	—	—	1,499,477	(1,460,539)

	For the Year Ended December 31, 2023
			Primary	VIE and
	KANZHUN	Other	Beneficiary	VIE’s		Consolidated
	LIMITED	Subsidiaries	of VIE	Subsidiaries	Eliminations	Total

	(in RMB thousands)
Net cash provided by operating activities with third parties	9,873	300,164	13,210	2,723,762	—	3,047,009
Net cash provided by/(used in) operating activities with Group companies(1)	—	5,853	—	(5,853)	—	—
Net cash provided by operating activities	9,873	306,017	13,210	2,717,909	—	3,047,009
Investments in subsidiaries(2)	(7,073)	—	—	—	7,073	—
Loans to Group companies(3)	(9,667,616)	—	—	(6,250)	9,673,866	—
Proceeds from repayments of loans to Group companies(3)	4,955,876	—	4,450	—	(4,960,326)	—
Other investing activities with third parties	(2,311,881)	(5,054,055)	15,225	(2,587,934)	—	(9,938,645)
Net cash (used in)/provided by investing activities	(7,030,694)	(5,054,055)	19,675	(2,594,184)	4,720,613	(9,938,645)
Capital contribution from Group companies(2)	—	7,073	—	—	(7,073)	—
Loans from Group companies(3)	—	9,673,866	—	—	(9,673,866)	—
Repayments of loans from Group companies(3)	—	(4,960,326)	—	—	4,960,326	—
Other financing activities with third parties	(417,022)	—	—	—	—	(417,022)
Net cash (used in)/provided by financing activities	(417,022)	4,720,613	—	—	(4,720,613)	(417,022)

	For the Year Ended December 31, 2022
			Primary	VIE and
	KANZHUN	Other	Beneficiary	VIE’s		Consolidated
	LIMITED	Subsidiaries	of VIE	Subsidiaries	Eliminations	Total

	(in RMB thousands)
Net cash provided by/(used in) operating activities with third parties	208,862	(113,736)	(6,833)	914,749	—	1,003,042
Net cash provided by/(used in) operating activities with Group companies(1)	—	21,671	—	(21,671)	—	—
Net cash provided by/(used in) operating activities	208,862	(92,065)	(6,833)	893,078	—	1,003,042
Investments in subsidiaries(2)	(39,392)	—	—	—	39,392	—
Loans to Group companies(3)	(633,490)	—	(4,450)	—	637,940	—
Proceeds from repayments of loans to Group companies(3)	—	35,144	—	—	(35,144)	—
Other investing activities with third parties	(1,365,740)	(673,476)	(74,823)	(702,542)	—	(2,816,581)
Net cash used in investing activities	(2,038,622)	(638,332)	(79,273)	(702,542)	642,188	(2,816,581)
Capital contribution from Group companies(2)	—	39,392	—	—	(39,392)	—
Loans from Group companies(3)	—	637,940	—	—	(637,940)	—
Repayments of loans from Group companies(3)	—	—	—	(35,144)	35,144	—
Other financing activities with third parties	(669,232)	—	—	—	—	(669,232)
Net cash (used in)/provided by financing activities	(669,232)	677,332	—	(35,144)	(642,188)	(669,232)

Notes:

(1)	It represents the elimination of intercompany service fees charged/received.
(2)	It represents the elimination of share of income of subsidiaries and VIE and investments in subsidiaries and the VIE.
(3)	It represents the elimination of intercompany balances and loan financing.
(4)	It represents the elimination of intercompany transfer of property, plant and software and investments in subsidiaries and VIE.
A.	[Reserved]
B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Summary of Risk Factors

Our business is subject to a number of risks, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, results of operations, cash flows, and prospects. These risks are discussed more fully below and include, but are not limited to, risks related to:

Risks Relating to Our Business and Industry

●	If we fail to implement new technologies, develop and provide innovative features and services, respond to evolving user preferences, enhance user friendliness of our online recruitment platform, or optimize our technology systems, we may not be able to improve user experience, which may have a material and adverse effect on our user growth and retention, business, financial condition and results of operations.
●	Our business depends on the continued success of our brands, and if we fail to maintain and enhance the recognition of our brands cost-effectively, or the recognition of our brands is adversely affected by any negative publicity concerning us or our directors, management, shareholders or business partners, our reputation and operating results may be harmed.
●	We face significant competition in China’s dynamic online recruitment service market, and potential market entries by established players from other industries may make competition even more fierce. Our market share, financial condition and results of operations may be materially and adversely affected if we are unable to compete effectively.
●	If our technology capabilities fail to yield satisfactory results or fail to improve, our online recruitment platform may not be able to effectively match our job seekers with suitable enterprise users or to optimally recommend services for our users, and our user growth, retention, results of operations and business prospects may suffer consequently.
●	A slowdown or adverse development in the Chinese or global economy may lower the hiring willingness and budget of our current and potential enterprise users, adversely affecting the demand for our services and our business in general.
●	Our users may engage in intentional or negligent misconduct or other improper activities on our online recruitment platform or otherwise misuse our online recruitment platform, which may damage our brand image and reputation, our business and our results of operations.
●	Because we store and process data, some of which contains sensitive personal information, we face concerns over the collection, improper use or disclosure of personal information, which could deter current and potential users from using our services, damage our reputation, result in legal liability, bring regulatory scrutiny, and in turn materially and adversely affect our business, financial condition and results of operations.
●	Our business is subject to complex and evolving laws and regulations in mainland China on data protection and cybersecurity. Any failure or perceived failure to comply with these laws and regulations could result in penalties, claims, changes to our business practices, negative publicity, legal proceedings, increased cost of operations, or declines in user growth or engagement, or otherwise harm our business.
●	Heightened tensions in international relations, particularly between the United States and China, including restrictions on trade and investment could have a material and adverse effect on our business, financial condition, results of operations, and prospects, as well as the trading price of our ADSs.

Risks Relating to Our Corporate Structure

●	We are a Cayman Islands holding company with no equity ownership in the VIE and we conduct our operations in mainland China primarily through the VIE, with which we have maintained contractual arrangements. Investors in our ADSs thus are not purchasing equity interest in the VIE in mainland China but instead are purchasing equity interest in a Cayman Islands holding company. If the PRC government finds that the agreements that establish the structure for operating our business do not comply with laws and regulations of mainland China, or if these regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company, the VIE and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIE and, consequently, significantly affect the financial performance of the VIE and our company as a whole.
●	The contractual arrangements with the VIE and its shareholders may not be as effective as direct ownership in providing operational control.

●	Any failure by the VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.

Risks Relating to Doing Business in China

●	Changes in China’s economic, political or social conditions or government policies could have a material and adverse effect on our business and results of operations.
●	Uncertainties in the interpretation and enforcement of PRC laws and regulations could adversely affect us.
●	The PRC government’s oversight and discretion over our business operations could result in a material adverse change in our operations and the value of our Class A ordinary shares and/or ADSs.
●	The approval of or filing and reporting with the CSRC or other PRC government authorities may be required in connection with our overseas offerings under laws of mainland China, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing and reporting procedures.
●	The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections.
●	Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Risks Relating to Our Shares and Our ADSs

●	The trading price of the ADSs has been and may be, and the trading price of our Class A ordinary shares can be, volatile, which could result in substantial losses to investors.
●	Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares or ADSs may view as beneficial.
●	The dual-class structure of our ordinary shares may adversely affect the trading market for our Class A ordinary shares and/or ADSs.
●	If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, or if they adversely change their recommendations regarding the Class A ordinary shares and/or ADSs, the market price for our Class A ordinary shares and ADSs and trading volume could decline.

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

We believe that maintaining and enhancing our brands is important to the success of our business. Well-recognized brands are critical to increasing the number and the level of engagement of our users. Since we operate in a competitive industry, brand maintenance and enhancement also directly affect our ability to maintain our market position. We have continued to exercise strict quality control on our online recruitment platform to ensure that our brand image is not tarnished by substandard services. We have also conducted and will continue to conduct various marketing and brand promotion activities both online and offline to enhance our brands, to guide public perception of our brands, services, and ultimately to distinguish our online recruitment platform from those of our competitors. We have historically spent significantly on these marketing and promotional activities, with our sales and marketing expenses accounting for 44.4%, 33.5% and 28.2% of our revenues in the years ended December 31, 2022, 2023 and 2024, respectively, and we may need to increase such sales and marketing expenses in the future to continue to maintain and enhance brand awareness and brand loyalty, to retain and attract users as well as to promote our online recruitment platform. However, there can be no assurance that these sales and marketing activities will be successful or that we will be able to achieve the brand promotion effect we expect from them. If we cannot properly manage our sales and marketing expenses or if our sales and marketing activities underperform our expectations, our financial condition, results of operations and business prospects will be damaged as a result.

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

Heightened tensions in international relations, particularly between the United States and China, including restrictions on trade and investment could have a material and adverse effect on our business, financial condition, results of operations, and prospects, as well as the trading price of our ADSs.

Recently there have been heightened tensions in international relations, particularly between the United States and China. These tensions have affected both diplomatic and economic ties between the two countries. For example, on October 28, 2024, the U.S. Department of the Treasury issued a final rule on outbound investment to implement the executive order of August 9, 2023. The final rule became effective on January 2, 2025. The final rule imposes investment prohibition and notification requirements on U.S. persons for a wide range of investments in entities associated with China (including Hong Kong and Macau) that are engaged in activities relating to three sectors: (i) semiconductors and microelectronics, (ii) quantum information technologies, and (iii) artificial intelligence systems, collectively defined as Covered Foreign Persons. U.S. persons subject to the final rule are prohibited from making, or required to report, certain investments in Covered Foreign Persons, which are defined as Covered Transactions. We do not believe KANZHUN LIMITED is a Covered Foreign Person as defined under the final rule. If we were to be deemed a Covered Foreign Person due to changes in our business operations or amendments to relevant laws and regulations, our ability to raise capital would be significantly and negatively affected. In such case, the trading price of our shares and/or the ADSs may be materially and adversely affected. In addition, the U.S. has imposed or proposed the imposition of new tariffs on products imported into the U.S. from a number of countries, such as China and Canada and could propose additional tariffs or increases to those already in place. Major developments in trade relations, including the imposition of new or increased tariffs by the U.S. and/or other countries could alter the trade environment and negatively affect the hiring demands of our customers which, in turn, could have an adverse effect on our financial condition and results of operations. Escalating U.S.-China tariff tensions have triggered a chain reaction of economic and political repercussions, potentially worsening bilateral relations. U.S. legislative and policy initiatives may impose stricter measures on China-based companies listed on U.S. exchanges. Heightened tensions could also reduce levels of trade, investments, technological exchanges, and other economic activities between the two major economies. The existing tensions and any further deterioration in the relationship between the United States and China may have a negative impact on the general, economic, political, and social conditions in both countries and, given our reliance on the Chinese market, adversely impact our business, financial condition, and results of operations.

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

In 2022, 2023 and 2024, approximately 99% of our revenues were generated from enterprise customers. Enterprise customers are by far the most important source of revenue for us, and attracting more enterprise users to our online recruitment platform is therefore of critical importance to us. Due to their contribution to our revenues and ability to spend, large businesses with sufficient funds would benefit us most as a revenue source, and we need to invest in developing and promoting services that meet their needs. Additionally, SMEs can also be a source of enterprise user growth for us, as they have historically been underserved and usually lack direct access to a scaled user base and effective means to recruit widely. In order to expand our market reach to more small and mid-sized businesses, especially in less developed cities, we provide free or lower-fee services or subscription packages to them so they can take advantage of our online recruitment platform. We, however, cannot assure you that our efforts will convince more enterprise users to use our online recruitment platform. There is also no guarantee that our existing enterprise customers will continue to pay for our online recruitment services at the same frequency or price going forward, as competition or alternative means of job hunting may put pressure on the demand and pricing for our online recruitment services. If we are not successful in expanding our enterprise user base or improving our monetization of enterprise customers, our revenues may stagnate or decline and our business and prospects may be materially and adversely affected.

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

The PRC Cyber Security Law, which became effective on June 1, 2017, created mainland China’s first national-level data protection framework for “network operators.” It requires, among other things, that network operators take security measures to protect the network from unauthorized interference, damage and unauthorized access and prevent data from being divulged, stolen or tampered with. Network operators are also required to collect and use personal information in compliance with the principles of legitimacy, properness and necessity, and strictly within the scope of authorization by the personal information subject unless otherwise prescribed by laws or regulations. We may need to invest significant capital, managerial and human resources to comply with legal requirements, enhance information security and address any issues caused by security failures. See also “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Information Security and Censorship” and “—Regulations Relating to Privacy Protection.” Any concerns or claims about our practices with regard to the collection, storage, use, transmission, sharing or other aspects of data processing of personal information or other privacy-related matters, even if ungrounded, could damage our reputation and results of operations.

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

On July 30, 2021, the PRC State Council promulgated the Regulations on Security Protection of Critical Information Infrastructure, which became effective on September 1, 2021. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Information Security and Censorship” for further details. As of the date of this annual report, no detailed implementation rules governing the online recruitment industry have been issued by the governmental authorities. However, as these regulations were relatively new and the governmental authorities may further formulate detailed rules or explanations with respect to the interpretation and implementation of this regulation. As of the date of this annual report, we have not been informed by any governmental authority that we are a critical information infrastructure operator.

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

In addition, on September 24, 2024, the CAC published the Regulations on the Administration of Network Data Security, which became effective on January 1, 2025. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Information Security and Censorship” for further details. In general, compliance with the existing laws and regulations of mainland China and additional laws and regulations related to data security and personal information protection that PRC regulatory bodies may enact in the future may be costly and result in additional expenses to us, and subject us to negative publicity.

On July 7, 2022, the CAC issued the Measures for the Security Assessment of Cross-border Transfer of Data, which became effective on September 1, 2022. These measures require the data processor providing data overseas and falling certain circumstances to apply for the security assessment of cross-border data transfer with the local provincial-level counterparts of the national cybersecurity authority. On March 22, 2024, the CAC issued the Provisions on Promoting and Regulating Cross-border Data Flows, which became effective on the same day. Pursuant to the provisions, if the data has not been informed or publicly announced as important data by relevant departments or regions, data processors are not required to apply for the security assessment for cross-border provision of the data as important data. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Information Security and Censorship” for further details. As of the date of this annual report, the exact scope of “important data” in the online recruitment industry under the current regulatory regime remains unclear, and the applicability of certain circumstances are still subject to further interpretation by relevant government authorities. The PRC government authorities may have discretion in the interpretation and enforcement of the applicable laws. Therefore, it is uncertain whether we would be required to report any security assessment for cross-border data transfers to the CAC.

While we take measures to comply with applicable cybersecurity and data privacy and protection laws and regulations, we cannot guarantee the effectiveness of the measures undertaken by us and our business partners. The activities of third parties such as our customers and business partners are beyond our control. It also remains uncertain whether the future regulatory changes would impose additional restrictions on companies like us. If any of our business partners violate the laws or regulations or fails to fully comply with the service agreements with us, or if any of our employees fails to comply with our internal control measures and misuses the information, we may be subject to legal liabilities. Any failure or perceived failure to comply with all applicable cybersecurity and data privacy and protection laws and regulations, or any failure or perceived failure of our business partners to do so, or any failure or perceived failure of our employees to comply with our internal control measures, may prevent us from using or providing certain network products or services, result in government enforcement actions and investigations, fines and other penalties such as suspension of our related business, closure of our apps and suspension of new downloads of our apps, as well as subjecting us to negative publicity and legal proceedings or regulatory actions and discouraging current and potential users and customers from using our services, which could have a material adverse effect on our business and results of operations.

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

We may not be able to sustain and manage our growth, control our costs and expenses, implement our business strategies. Any new product or service we may launch and any new market sectors we may enter will come with additional risks.

We have experienced rapid growth in our business and operations since our inception in 2014, which places significant demands on our management, operational and financial resources. While we have achieved profitability, recording net income of RMB107.2 million, RMB1.1 billion and RMB1.6 billion (US$214.7 million) in 2022, 2023 and 2024, we have historically recorded net losses. Given our limited operating history, the net losses we incurred historically and the rapidly evolving market where we compete, we may encounter difficulties as we establish, expand or enhance our operations, feature and service development, sales and marketing efforts, technology and general and administrative capabilities. We may also not be able to sustain our historical levels of growth in the future. We believe that our ability to maintain profitable growth will depend on many factors, including our ability to further improve our user experience and broaden the spectrum of our service offerings, to further increase our presence in different user groups, especially blue-collar users, to continue to invest in technologies and deepen our data insights, and to explore other potential sectors in the human resource service market and achieve full coverage of users’ career lifecycle. There can be no assurance that we will achieve any of the above, and our failure to do so may materially and adversely affect our business and results of operations.

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

We expect our costs and expenses to continue to increase in the future as we expand our user base, broaden our service offerings, invest in new technologies and develop and implement new products, services and features that may entail more complexity. We expect to continue to invest in our infrastructure in order to provide our services more rapidly and reliably to users. Continued growth could strain our ability to maintain reliable service levels for our users, develop and improve our operational, financial, legal and management controls, and enhance our reporting systems and procedures. If we are unable to generate adequate revenues and to manage our costs and expenses, we may incur significant net losses in the future and may not be able to maintain profitability. If we fail to achieve the necessary level of efficiency in our operation as it grows, our business, operating results and financial condition could be harmed.

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

Our online recruitment platform and technology systems contain open-source software and external models, which may pose particular risk to our proprietary software and online recruitment platform features and functionalities in a manner that negatively affect our business.

We use open-source software and external models, such as third-party AI solutions in our online recruitment platform and technology systems and will continue to do so in the future. To handle risks in this regard, we have set up an internal system that monitors any change in the source code of any open-source software we use in our operation, made risk management plan for open-source software and external models, and increasingly invested in developing our proprietary software. Despite these risk management efforts, open source software licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to provide our services through the various features and functionalities of our online recruitment platform. Additionally, we may face claims from third parties claiming ownership of, or demanding release of, the open-source software or derivative works that we developed using such software. These claims could result in litigation and could require us to make our software source code freely available, purchase a costly license or cease offering the implicated services unless and until we can re-engineer them to avoid infringement. This re-engineering process could require significant additional technology and development resources, and we may not be able to complete it successfully. Our use of external models, including third-party AI solutions also introduces additional challenges, such as potential intellectual property disputes regarding model-generated outputs, dependence on external models whose terms or availability may change unexpectedly, quality control risks from algorithmic biases or inaccuracies and evolving regulatory requirements for AI deployment. Should these risks materialize, we may incur substantial compliance costs, face service disruptions, or need to rapidly modify our technology—any of which could adversely affect our operations and financial performance.

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

Our quarterly operating results fluctuate due to seasonal patterns in recruitment demand and macroeconomic and labor market conditions. For example, traditionally, in the first quarters, recruitment activities generally slow down before the Chinese New Year. As a result, our revenues may vary materially from quarter to quarter and quarterly results may not be comparable to the corresponding periods of prior years. Such uncertainty makes it difficult for us to predict revenues for a particular quarter. Further, our quarterly sales and marketing expenses are generally the highest in the first quarter of every year as we increase our sales and branding activities during the Chinese New Year season. However, we have observed growing variability in these patterns as broader economic factors increasingly influence hiring cycles. This evolving dynamic makes historical comparisons less meaningful and creates challenges in forecasting quarterly results. Therefore, actual results may differ significantly from our targets or estimated quarterly results, which could cause the price of our Class A ordinary shares and/or ADSs to fall.

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

We have been and may in the future be subject to intellectual property infringement claims or other allegations by third party owners or right holders of patents, copyrights, trademarks, trade secrets and content for services we provide or for information or content displayed on, retrieved from or linked to, recorded, stored or made accessible on our online recruitment platform, or otherwise distributed to our users, including in connection with the music, movies and videos played, recorded, stored or made accessible on our online recruitment platform during user profile display or advertisement display, which may materially and adversely affect our business, financial condition and prospects.

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

The PRC government and public advocacy groups have been increasingly focused on environment, social and governance, or ESG, issues in recent years, making our business more sensitive to ESG issues and changes in governmental policies and laws and regulations associated with environment protection and other ESG-related matters. Investor advocacy groups, certain institutional investors, investment funds, and other influential investors are also increasingly focused on ESG practices and in recent years have placed increasing importance on the implications and social cost of their investments. Regardless of the industry, increased focus from investors and the PRC government on ESG and similar matters may hinder access to capital, as investors may decide to reallocate capital or to not commit capital as a result of their assessment of a company’s ESG practices. Any ESG concern or issue could increase our regulatory compliance costs. If we do not adapt to or comply with the evolving expectations and standards on ESG matters from investors and the PRC government or are perceived to have not responded appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so, we may suffer from reputational damage and the business, financial condition, and the price of our Class A ordinary share and/or ADSs could be materially and adversely affected.

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

In the past, we and our independent registered public accounting firm identified material weaknesses in our internal controls, and we implemented a number of measures to address them. Our management has concluded that our internal control over financial reporting was effective as of December 31, 2024. See “Item 15. Controls and Procedures.”

In addition, our independent registered public accounting firm has audited the effectiveness of our internal control over financial reporting as of December 31, 2024. If we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. This could in turn result in the loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our Class A ordinary shares and ADSs. Furthermore, we have incurred and may need to incur additional costs and use additional management and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act and other requirements going forward.

We have granted and expect to continue to grant share-based awards in the future under our share incentive plan, which may increase share-based compensation expenses, affect our financial performance, and potentially dilute the shareholding of our shareholders.

In order to attract and retain qualified employees, provide incentives to our directors and employees, and promote the success of our business, we adopted a share incentive plan in September 2020, which was amended and restated in May 2021 (as so amended and restated, the “2020 Share Incentive Plan”) and the Post-IPO Share Scheme with effect from December 22, 2022 (collectively, the “Share Incentive Plans”). For the years ended December 31, 2022, 2023 and 2024, we recorded RMB692.2 million, RMB1.1 billion and RMB1.1 billion (US$156.7 million) in share-based compensation expenses, respectively.

We believe the granting of share-based awards is of significant importance to our ability to attract and retain key personnel and employees. Our recent quarterly share-based compensation expenses showed decreasing trend, however, we will continue to grant share-based awards to employees in the future and our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

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

Our holding company in the Cayman Islands, the VIE, and investments in our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIE and, consequently, the business, financial condition, and results of operations of the VIE and our company as a group. In addition, our ADSs may decline in value or become worthless if we are unable to direct the activities of the VIE, which contributed substantially all of our revenues in 2022, 2023, and 2024. Thus, the PRC government may ultimately take a view contrary to the opinion of our PRC legal counsel. If the PRC government otherwise find that we are in violation of any existing or future laws or regulations of mainland China or lack the necessary permits or licenses to operate our business, the governmental authorities would have broad discretion in dealing with such violation, including, without limitation:

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

If we had direct ownership of the VIE in mainland China, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of the VIE, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by the VIE and its shareholders of their obligations under the contracts. The shareholders of the VIE may not act in the best interests of our company or may not perform their obligations under these contracts. If any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of laws of mainland China and arbitration, litigation and other legal proceedings and therefore will be subject to uncertainties in the PRC legal system. Meanwhile, there are very few precedents as to whether contractual arrangements would be judged to be effective over the consolidated affiliated entities through the contractual arrangements, or how contractual arrangements in the context of a VIE should be interpreted or enforced by the courts of mainland China. Should legal actions become necessary, we cannot guarantee that the court will rule in favor of the enforceability of the VIE contractual arrangements. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, our ability to conduct our business may be materially adversely affected. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—Any failure by the VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.”

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

The PRC Foreign Investment Law grants national treatment to foreign-invested entities, except for those foreign-invested entities that operate in industries specified as either “restricted” or “prohibited” from foreign investment in the Special Administrative Measures (Negative List) for Access of Foreign Investment (2024 Version), which we refer to as the “Negative List”, most recently jointly promulgated by the Ministry of Commerce and the National Development and Reform Commission, or the NDRC, and became effective on November 1, 2024. The PRC Foreign Investment Law provides that (i) foreign-invested entities operating in “restricted” industries are required to obtain market entry clearance and other approvals from the PRC government authorities; (ii) foreign investors shall not invest in any industries that are “prohibited” under the Negative List. If our consolidation of the VIE for accounting purpose is deemed as foreign investment in the future, and any business of the VIE is “restricted” or “prohibited” from foreign investment under the “Negative List” effective at the time, we may be deemed to be in violation of the PRC Foreign Investment Law, the contractual arrangements may be deemed as invalid and illegal, and we may be required to unwind such contractual arrangements and/or restructure our business operations, any of which may have a material adverse effect on our business operation.

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

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since mainland China’s administrative and court authorities have discretion in interpreting and implementing statutory and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of protection we enjoy. Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, and which may have a retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. In addition, any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, and any failure to respond to changes in the regulatory environment in China could materially and adversely affect our business and impede our ability to continue our operations.

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

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. In accordance with the HFCAA, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if we are identified as a Commission-Identified Issuer for two consecutive years in the future. Although our Class A ordinary shares have been listed on the Hong Kong Stock Exchange and the ADSs and Class A ordinary shares are fully fungible, we cannot assure you that an active trading market for our Class A ordinary shares on the Hong Kong Stock Exchange will be sustained or that the ADSs can be converted and traded with sufficient market recognition and liquidity, if our shares and ADSs are prohibited from trading in the United States. A prohibition of being able to trade in the United States would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

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

We are required by the PRC Labor Law and the relevant regulations to pay various statutory employee benefits, including pensions insurance, medical insurance, work-related injury insurance, unemployment insurance, maternity insurance and housing provident fund, to designated government agencies for the benefit of our employees and associates. In October 2010, the Standing Committee of the National People’s Congress promulgated the Social Insurance Law of the PRC, effective on July 1, 2011 and amended on December 29, 2018. On April 3, 1999, the State Council promulgated the Regulations on the Administration of Housing Provident Fund, which were last amended on March 24, 2019. Companies registered and operating in mainland China are required under the Social Insurance Law of the PRC and the Regulations on the Administration of Housing Provident Fund to apply for social insurance registration and housing provident fund deposit registration within 30 days of their establishment and to pay for their employees different social insurance including pension insurance, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to the extent required by law. We could be subject to orders by competent labor authorities for rectification if we fail to comply with such social insurance and housing provident fund related laws and regulations, and failure to comply with the orders may further subject us to administrative fines. The relevant government agencies may examine whether an employer has made adequate payments of the requisite statutory employee benefits, and employers who fail to make adequate payments may be subject to late payment fees, fines and/or other penalties. If the PRC authorities determine that we shall make supplemental social insurance and housing provident fund contributions or that we are subject to fines and legal sanctions in relation to our failure to make social insurance and housing provident fund contributions in full for our employees, our business, financial condition and results of operations may be adversely affected.

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

Most of the aforementioned ways of making loans or investments in entities in mainland China are subject to regulations and approvals of mainland China. For example, any loans to our mainland China subsidiaries and the VIE are subject to applicable foreign loan registrations with the local counterpart of SAFE and limitation on amount under laws of mainland China. If we decide to finance our wholly owned subsidiary in mainland China by means of capital contributions, these capital contributions are subject to reporting, filing or registration with certain PRC government authorities, including the Ministry of Commerce or its local counterparts and the SAMR through its Enterprise Registration System, the National Enterprise Credit Information Publicity System and the local counterpart of SAFE. In addition, a foreign invested enterprise shall use its capital pursuant to the principle of authenticity and self-use within its business scope.

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

In July 2014, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles, or SAFE Circular 37. SAFE Circular 37 requires mainland China residents (including PRC individuals and PRC corporate entities as well as foreign individuals that are deemed as mainland China residents for foreign exchange administration purposes) to register with SAFE or its local branches in connection with their direct or indirect offshore investment activities. SAFE Circular 37 further requires amendment to the SAFE registrations in the event of any changes with respect to the basic information of the offshore special purpose vehicle, such as change of a PRC individual shareholder, name and operation term, or any significant changes with respect to the offshore special purpose vehicle, such as increase or decrease of capital contribution, share transfer or exchange, or mergers or divisions. SAFE Circular 37 is applicable to our shareholders who are mainland China residents and may be applicable to any offshore acquisitions that we make in the future. According to the Notice on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment, or SAFE Circular 13, released on February 13, 2015 by the SAFE, and amended on December 30, 2019, local banks will examine and handle foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration, under SAFE Circular 37 from June 1, 2015. The mainland China residents shall, by themselves or entrusting accounting firms or banks, file with the online information system designated by SAFE with respect to its existing rights under offshore direct investment each year prior to the requisite time.

If our shareholders or beneficial owners who are mainland China residents do not complete their registration or change of the registration with the local SAFE branches or qualified local banks or complete annual filing of its existing rights under offshore direct investment, or fail to obtain the approval or complete the filing with the NDRC or the Ministry of Commerce or their local counterparts relating to the overseas investment activities, our mainland China subsidiaries may be prohibited from distributing to us its profits and proceeds from any reduction in capital, share transfer or liquidation, and we may be restricted in our ability to contribute additional capital to our mainland China subsidiaries. Moreover, failure to comply with the SAFE registration described above could result in liability under laws of mainland China for evasion of applicable foreign exchange restrictions.

We have used our best efforts to notify mainland China residents who directly or indirectly hold shares in our Cayman Islands holding company and who are known to us as being mainland China residents to timely complete the foreign exchange registrations and the annual filings of their existing rights under offshore direct investment. However, we may not be informed of the identities of all the mainland China residents or entities holding direct or indirect interest in our company, nor can we compel our all shareholders or beneficial owners who are mainland China residents to comply with SAFE registration requirements or other regulations relating to overseas investment activities issued by the NDRC and the Ministry of Commerce. We cannot assure you that all shareholders or beneficial owners of ours who are mainland China residents have complied with, and will in the future make, obtain or update any applicable registrations or approvals required by, SAFE regulations or other regulations relating to overseas investment activities issued by the NDRC and the Ministry of Commerce.

The failure or inability of such shareholders or beneficial owners to comply with SAFE regulations, or our failure to amend the foreign exchange registrations of our mainland China subsidiaries, or other regulations relating to overseas investment activities issued by the NDRC and the Ministry of Commerce, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our mainland China subsidiaries’ ability to make distributions or pay dividends to us or affect our ownership structure. As a result, our business operations and our ability to distribute profits to you could be materially and adversely affected.

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

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of mainland China with a “de facto management body” within mainland China is considered a mainland China resident enterprise and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, productions, personnel, accounts and properties of an enterprise. In 2009, the State Administration of Taxation issued the Notice Regarding the Determination of PRC-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in mainland China. Although Circular 82 only applies to offshore enterprises controlled by mainland China enterprises or mainland China enterprise groups, not those controlled by PRC individuals or foreigners like us, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a mainland China enterprise or a mainland China enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in mainland China and will be subject to mainland China enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in mainland China; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in mainland China; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in mainland China; and (iv) at least 50% of voting board members or senior executives habitually reside in mainland China.

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

Pursuant to our currently effective memorandum and articles of association, our authorized share capital consists of Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to 10 votes per share, subject to certain exceptions as set out in our memorandum and articles of association. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Mr. Peng Zhao, our Founder, Chairman and Chief Executive Officer, beneficially owns all of our issued Class B ordinary shares. As of February 28, 2025, these Class B ordinary shares constituted 15.9% of our total issued and outstanding shares and 65.4% of the aggregate voting power of our total issued and outstanding shares, subject to certain exceptions, due to the disparate voting powers associated with our dual-class share structure. As a result of the dual-class share structure and the concentration of ownership, holders of Class B ordinary shares will have considerable influence over matters such as decisions regarding mergers and consolidations, election of directors and other significant corporate actions. Such holders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our Class A ordinary shares and/or ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

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

On March 9, 2022, our board of directors authorized a share repurchase program for the repurchase of up to US$150 million of our shares (including in the form of ADSs) over the following 12 months. We repurchased US$131.2 million of our shares during that 12-month period. On March 20, 2023, our board of directors authorized a share repurchase program for the repurchase of up to US$150 million of our shares (including in the form of ADSs) over the following 12 months. We repurchased US$26.0 million of our shares during that 12-month period. On March 12, 2024, our board of directors authorized a share repurchase program effective from March 20, 2024 for a 12-month period, under which we may repurchase up to US$200 million of our shares (including in the form of ADSs). In August 2024, our board of directors authorized a new share repurchase program effective from August 29, 2024 for a 12-month period, under which we could repurchase up to US$150 million of our shares (including in the form of ADSs). This share repurchase program operates in conjunction with the previous share repurchase program that became effective on March 20, 2024. See “Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.”

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

Our board of directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business immediately following the date on which the dividend is proposed to be paid. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our Class A ordinary shares and/or ADSs will likely depend entirely upon any future price appreciation of our Class A ordinary shares and/or ADSs. There is no guarantee that our Class A ordinary shares and/or ADSs will appreciate in value or even maintain the price at which you purchased the Class A ordinary shares and/or ADSs. You may not realize a return on your investment in our Class A ordinary shares and/or ADSs and you may even lose your entire investment in our Class A ordinary shares and/or ADSs.

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

A non-U.S. corporation, such as our company, will be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income, or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income (the “asset test”). Although the law in this regard is not entirely clear, we treat the VIE (including its subsidiaries) as being owned by us for U.S. federal income tax purposes because we control their management decisions and are entitled to substantially all of the economic benefits associated with them. As a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of the VIE for U.S. federal income tax purposes, we may be treated as a PFIC for the current taxable year and any subsequent taxable year. Assuming that we are the owner of the VIE for U.S. federal income tax purposes, we do not believe that we were a PFIC for the taxable year ended December 31, 2024 and do not expect to be a PFIC for the current taxable year or the foreseeable future.

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

We are a “controlled company” as defined under the Nasdaq Stock Market Rules because Mr. Peng Zhao, our Founder, Chairman and Chief Executive Officer, beneficially owns more than 50% of our total voting power. For so long as we remain a controlled company under that definition, we are permitted to, and rely on, certain exemptions from corporate governance rules, including exemptions from (i) having the majority of our board of directors composed of independent directors, (ii) having a compensation committee composed entirely of independent directors, and (iii) having a nomination committee composed entirely of independent directors. As a result, you may not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements. Mr. Peng Zhao, a non-independent director, is a member of our compensation committee and nomination committee, whose extensive experience in talent management and human resource is considered to be valuable for the functioning of our compensation committee and nomination committee.

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

Holders of ADSs do not have the same rights as our shareholders. As a holder of our ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. As an ADS holder, you will only be able to exercise the voting rights carried by the underlying Class A ordinary shares which are represented by your ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Under the deposit agreement, you may vote only by giving voting instructions to the depositary. Upon receipt of your voting instructions, the depositary will endeavor, as far as is practicable, to vote the underlying Class A ordinary shares represented by your ADSs in accordance with your instructions, in the case of voting by poll, and in accordance with the instructions provided by a majority of the ADS holders who provide instructions, in the case of a vote by show of hands. If we ask for your instructions, then upon receipt of your voting instructions, the depositary will endeavor to vote the underlying Class A ordinary shares represented by your ADSs in accordance with these instructions. If we do not instruct the depositary to ask for your instructions, the depositary may still vote in accordance with instructions you give, but it is not required to do so. You will not be able to directly exercise your right to vote with respect to the underlying Class A ordinary shares unless you withdraw such shares, and become the registered holder of such shares prior to the record date for the general meeting. Under our memorandum and articles of association, advance notice of not less than 21 days is required for the convening of our annual general shareholders’ meeting and advance notice of not less than 14 days is required for the convening of any other general meeting of our shareholders. When a general meeting is convened, you may not receive sufficient advance notice of the meeting to withdraw the underlying Class A ordinary shares represented by your ADSs and become the registered holder of such shares to allow you to attend the general meeting and to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. In addition, under our memorandum and articles of association, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the underlying Class A ordinary shares represented by your ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We have agreed to give the depositary notice of shareholder meetings sufficiently in advance of such meetings. Nevertheless, we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the underlying Class A ordinary shares represented by your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to direct how the shares underlying your ADSs are voted and you may have no legal remedy if the underlying Class A ordinary shares represented by your ADSs are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholders’ meeting. Except in limited circumstances specified in the deposit agreement, the depositary for our ADSs will give us a discretionary proxy to vote the underlying Class A ordinary shares represented by your ADSs if you do not instruct the depositary to vote at shareholders’ meetings, which could adversely affect your interests.

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

In February 2014, KANZHUN LIMITED established a wholly owned subsidiary in Hong Kong, Techfish Limited. In May 2014, Techfish Limited established a wholly owned subsidiary in mainland China, Beijing Glorywolf Co., Ltd. In May 2014, we entered into a series of contractual arrangements with the VIE and its sole shareholder then to direct the activities of the VIE. The contractual arrangements with the VIE were subsequently replaced and superseded by updated agreements mainly as a result of change in the VIE’s shareholders from December 2014 through September 2022. In January 2024, the contractual arrangements were replaced by new contractual arrangements entered into among the VIE, its shareholders and another Techfish Limited’s wholly owned subsidiary in mainland China, Beijing Highland Wolf Technology Co., Ltd., through which our interests in the VIE remain unchanged.

In July 2014, we launched our “BOSS Zhipin” app.

In June 2021, we listed our ADSs on the Nasdaq Global Select Market under the symbol “BZ.”

In December 2022, our Class A ordinary shares commenced trading on the Main Board of the Hong Kong Stock Exchange under the stock code “2076.”

Our principal executive offices are located at 21/F, GrandyVic Building, Taiyanggong Middle Road, Chaoyang District, Beijing 100020, People’s Republic of China. Our telephone number at this address is + 86 10 8462 8340. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, NY 10168.

The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC on www.sec.gov. You can also find information on our website https://ir.zhipin.com. The information contained on our website or available through our website is not incorporated by reference into and should not be considered a part of this annual report.

B.	Business Overview

We are the leading recruitment platform in China, reinventing how job seekers and enterprises connect and engage leveraging the power of techonology. Built on a mobile-native foundation, our platform harnesses the power of AI and big data to scale matching accuracy, hiring efficiency and engagement quality to new levels. As the go-to platform, for job seekers, we provide curated opportunities that open clear, equitable career pathways. For enterprises, we enable efficient, data-informed recruiting decisions with streamlined talent sourcing, faster time-to-fill and greater precision.

At the heart of our platform is a powerful engine that processes massive static and dynamic data of daily interactions, including candidate and job post views, chat initiation, mutual consent, interview feedback, etc., and transforms these fine-grained behavioral and structural signals into actionable insights on recruitment demand, talent mobility and preference. Our data intelligence is powered by a hybrid framework that combines two-way recommendations, deep learning algorithms, natural language processing and our proprietary Large Language Model Nanbeige. We are also exploring to leverage the application of AI to further optimize the candidate screening and communication process and reduce time-to-hire, advancing toward a results-driven recruitment ecosystem.

We serve a diverse user base, ranging from white and gold-collar professionals to blue-collar workers and college students across industries and regions. As of December 31, 2024, white and gold-collar users, blue-collar users, and college students comprised 48.3%, 34.8%, and 16.8% respectively, of our job seeker user base. Our platform is trusted by all 2024 Fortune China 500 companies and serves enterprises of all sizes, including small businesses, with 88.5% of our verified enterprise users employing fewer than 100 employees as of December 31, 2024. Our average MAU grew from 28.7 million in 2022 to 42.3 million in 2023, and further to 53.0 million in 2024. As of December 31, 2024, we had served 30.2 million verified enterprise users and 16.6 million enterprises, and 211.9 million verified job seekers. We recorded paid enterprise customers of 3.6 million in 2022, 5.2 million in 2023 and 6.1 million in 2024. In 2024, our average DAU as a percentage of average MAU reached 24.8%. In 2024, our platform generated an average of 6.0 billion chat messages every month.

Our Platform

We are a two-sided platform reshaping traditional recruitment into a data-powered, intelligence-driven experience built around four core innovations that drive engagement and deliver measurable impact throughout the process:

●	From web portal to tailored mobile platform. We were among the first to launch an online recruitment platform that is entirely based on a mobile application. The ideology of creating a mobile-native recruitment platform is the foundation for our innovative business model that enables intelligent recommendation and two-way interactive communication and underpins many aspects of our operation. Today, our platform has advanced to a highly tailored platform where both job seekers and recruiters can manage their unique user profile on their own terms and with greater clarity. The level of adaptation deepens user engagement, increases time spent on our platform and fosters more meaningful interactions responsive to real-world needs and behaviors.
●	From keyword search to dynamic, multimodal recommendation. Our intelligent recommendation system acts as a “career assistant” evolving with each interaction. Rather than relying on keyword-based matching, our system taps into multi-dimensional features such as career development stages, skill trajectory and interaction history, to deliver intent-driven, high-fidelity job and candidate matches. AI-curated job recommendations connect the right candidates to the right jobs with growing accuracy over time. Our platform adapts to shifting user intent, filters out noise and keeps both job seekers and enterprises closely aligned with evolving opportunities.
●	From one-way application to rich, real-time communication. Our direct-chat system enables job seekers and enterprise users to have real-time communication through text, voice and image, with features like read receipts and AI-facilitated quick-reply to reduce friction. Direct chatting ensures that our users are active with real demands for job opportunities or candidates, and users can confirm each other’s intentions and their suitability before the interview, which makes their experience highly informative and efficient. Meanwhile, we are dedicated to protecting the job seekers’ privacy. Enterprise users are not allowed to access job seekers’ full resume or their contact information without job seekers’ consent.
●	From fragmented data to insightful workforce intelligence. We translate vast volumes of raw interaction data into strategic insights across the recruitment and job-seeking chain. By analyzing how users engage and communicate, we build nuanced profiles that reflect both immediate intent and long-term potential. Our algorithms support ongoing talent development, candidate screening and workforce planning.

Our Platform Participants and Value Propositions

Job Seekers. Our platform attracts a diverse and rapidly expanding pool of job seekers, including white and gold-collar, blue-collar and college students. White and gold-collar job seekers are typically professionals and skilled workers pursuing office-based or managerial roles, with a strong focus on career growth, skill enhancement and leadership opportunities. Blue-collar job seekers, on the other hand, typically pursue roles in labor-intensive industries, where they value more about salary, welfare and proximity to work locations, represent an emerging segment. College students, often looking for entry-level roles or internships, with an eye on gaining experience and building career foundations.

We empower job seekers to stay ahead of labor market trends, sharpen their competitive edge and make informed decisions aligned with long-term career goals.

●	Broad access to opportunity. Job seekers instantly tap into a wide-ranging pool of roles across industries, allowing them to discover job positions that match their skills and aspirations.
●	Tailored job recommendations. We deliver targeted job suggestions to job seekers not only based on their skills, preferences and career trajectory, but also based on recruitment demand and market trends in order to match them with roles that align with their career goals and market needs. Our technology continuously refines these recommendations to increase the chances of connecting with the best opportunity available.
●	Direct, intuitive access to employers. We make it intuitive for job seekers to gain direct access to employer behind each job posting with simply click to initiate chat, saving them time and effort and ensuring their profiles are sent to the right employer with minimal effort or delay.

Enterprise Users. We serve a broad spectrum of enterprise users, ranging from small businesses to large corporations across various industries and geographic regions. This includes both Bosses (executives and middle-level managers from businesses of all sizes, as well as small business owners) who are the key decision-makers in hiring. These enterprise users often assess candidates not only for technical qualifications but also for cultural fit and soft skills. Our platform facilitates direct engagement between enterprise users and job seekers, enabling them to make more informed and efficient hiring decisions. As of December 31, 2024, 66.4% of our verified enterprise users are not professional recruiting personnel. Additionally, we support recruiting professionals such as HR officers, headhunters and hiring specialists who rely on our tools to streamline their hiring processes.

We empower enterprises to transform their recruitment into a more effective and efficient process.

●	AI-facilitated candidate discovery. Our intelligent recommendation system quickly connects enterprise users with candidates, continuously learning and adapting to improve the precision and quality of every match.
●	Deeper talent reach. Our platform gives enterprise users access to a vast network of potential candidates across various industries, areas with diverse skills, helping them find the ideal fit for their hiring needs.
●	Accelerated talent connection. We shorten the hiring cycle by providing services such as instant communication, which enable enterprise users to engage with candidates quickly and improve overall recruitment efficiency.

Dual-Flywheel Effect. Our platform accelerates growth through a self-reinforcing flywheel driven by the powerful interplay of user and data momentum.

●	User momentum. The user flywheel is propelled by an exceptional user experience and a high density of opportunities. As more job seekers flock to our platform, enterprises seeking top talent follow, leading to an increase in quality job postings. A broader and more diverse job offerings, as well as enhanced user engagement, can in turn improve job seeker satisfaction and expand the talent pool.
●	Data momentum. The data flywheel focuses on the continuous accumulation and utilization of valuable user data. Every interaction, no matter from job seekers refining their profiles or enterprises posting jobs and reviewing candidates, adds to our vast data ecosystem. This data feeds algorithms, which in turn enhances matching accuracy and recommendation precision. As more data flows through our platform, our technology becomes increasingly sophisticated, creating even more relevant and accurate job and candidate matches.

These network effects compound into a virtuous cycle: better data drives smarter algorithms, which improve user experience and attract more users to accelerate scale. Our differentiated approach to blue- and white-collar segments further strengthens platform dynamics: blue-collar users, with high-frequency job activity, help meet core labor demand, while white-collar users contribute higher-value interactions, creating cross-segment synergies that power overall platform growth.

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

Tailored and accurate recommendation serves full-spectrum of users

Our typical user experience begins from the main feed, where users scroll through the recommended job postings or candidate listings and other customized professional content displayed on our platform which offers similar browsing experiences as social media apps do. We leverage our proprietary algorithms and machine learning technologies to match and connect the right person with the right position through our curated job posting and candidate recommendations. We utilize large scale of data, apply machine learning technologies to build and refine our advanced proprietary algorithms that enable customized job recommendation for our users at a massive scale, which makes it possible for us to serve diverse user bases on one mobile app. As a result, we have achieved full user coverage of white-collar and gold-collar users, blue-collar users and college students, and have served a full spectrum of enterprise users, large and small, in numerous industries and from diverse geographical areas, developing a powerful network effect.

Direct communication facilitates user engagement

After reviewing job seeker’s professional profiles, enterprise users can initiate direct conversations with job seekers to tell them more about their companies or a specific opportunity. Job seekers can also reach out to enterprise users to express their interests in a specific position through text and voice messages, emoticons and pictures. Our instant messaging function ensures that platform users are active with real job hunting or recruiting needs. It also offers convenience and flexibility to users, which is especially beneficial to Bosses and blue-collar workers who are unable to make a major time commitment for recruitment and job-hunting activities.

Resume delivery based on mutual consent

We firmly believe that recruiting is a two-way street and are committed to transforming the recruiting process by empowering job seekers and giving them more say.

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

Our tailored matching and connecting combined with the effective communication between job seekers and enterprise users guarantee an efficient job hunting and recruiting experience. This enables us to build a large and diverse user base and developed a powerful network effect.

Value-added services

We also offer value-added services to job seekers and enterprise users, focusing on precision, efficiency and help them better utilize our service and technology capabilities.

For job seekers, our platform provides a range of powerful tools to improve their job seeking experience, such as AI-powered resume polishing, increased resume exposure to enterprise users, candidate competitive analysis, AI-facilitated job searching and message filtering services. To further assist with job preparation, we offer simulated AI interviews, allowing job seekers to rehearse and refine their interview skills.

For enterprise users, we offer a combination of value-added tools that improve their recruitment efficiency. For example, our advanced filter allows enterprise users to filter through the list of job seekers we recommended through our proprietary matching system, AI-enhanced job descriptions make roles more appealing to potential applicants, AI assistant can help to increase the communication efficiency.

Our Other Mobile Applications

We provide online recruitment services through (i) our main mobile app BOSS Zhipin, where the full suite of our services is available, and (ii) Dianzhang Zhipin, which provides online recruitment services with a specialized industry focus.

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

Our Technology Infrastructure and Applications

We have architected a vertically specialized infrastructure purpose-built to decode the complexity of two-sided recommendation and AI application. Grounded in deep research, platform-native behavioral and static datasets and adaptive models, our architecture is structured across three interlocking layers: foundation algorithms, data and scenario-based applications. This full-stack system is engineered to surface subtle, often hard-to-label hiring signals, structure them into actionable insights, deliver real-time recommendations at scale, and evolve continuously through placement and engagement feedback. By embedding context awareness and multi-objective optimization at every level, our technology infrastructure raises the ceiling on matching precision, user experience and hiring velocity across dynamic labor markets.

Algorithm Layer: Domain-Trained Models Purpose-Built for Hiring

Our algorithmic layer is designed to optimize not a single output, but a portfolio of competing goals encompassing long-term candidate satisfaction, recruiter speed-to-hire and platform engagement. We apply machine learning and deep learning to process, analyze and identify patterns in data and build models to analyze on job and candidate preferences of job seekers and enterprise users. This is especially useful considering the diverse, high-dimensional data we collect from our large and diverse user base.

We utilize our advanced model to enable fast iteration and upgrade of our algorithms and model. Currently, in the intelligent recommendation process, nearly 100% of BOSS Zhipin’s traffic is processed by the deep learning algorithms. We utilize natural language processing in automatic computational processing of human languages, including identifying the semantic similarity of each sentence pair between job postings and the mini resumes.

In 2024, we launched the Nanbeige Model, our vertically trained Large Language Model built specifically for hiring use cases. Nanbeige powers core workflows across our platform, including search and recommendation, AI-facilitated communications and interviews.

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

Data Layer: Granular, Live and Role-Aware Insights

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

We have a large, granular and fast-growing dataset containing multidimensional behavioral and static information of job seekers and enterprise users. Each job seeker has a mini resume containing their basic information, which matches the information contained in each job post. The information in each mini-resume and job post forms our static user information data base. We also capture how each user interacts with others and the content on its platform in granular detail, which contributes to valuable behavioral data insights. Our models process these behavioral data instantly and provide users with refined matching results. Our strength in data technology is also characterized by our multi-label classification of data. Our data analytics technology takes into account more than three hundred elements of user features, which are growing over time and continue to optimize the algorithm model. For a single algorithm model, the more elements of data are collected and labeled, the more features that are included in the algorithm’s “decision-making” process, and the more efficiently and effectively the matching results can be delivered.

Application Layer: Embedded Intelligence Across the Hiring Funnel

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

Our team

Our technology capabilities are a unique advantage and critical to our business operations. As of December 31, 2024, we had a team of 1,331 research and development personnel dedicated to technology, data and related functions. Our research and development team is fully involved in all critical operational areas, with an in-depth understanding of our users’ needs.

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

Sales and Marketing

We empower our sales team with our proprietary customer relationship management, or CRM, system by helping them find employers with demand and willingness to engage in bulk purchase or pay for more tailored services, which facilitates our sales team to reach out with these employers. This allows us to channel our data-driven insights into the sales process and drive conversion. We also leverage advanced AI capabilities to increase efficiency and streamline operations.

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

Data access and sharing

All of our personnel are required to strictly follow our detailed internal rules, policies and protocols to ensure the privacy of our data. Our employees are granted access to the minimum extent that is necessary to fulfill their job responsibilities and within strictly defined and layered access authority, and are required to go through strict authorization and authentication procedures and policies before operating. At application level, we use privacy components to set up different approval processes based on data classification. Our online database is accessible only by database administrator with temporary password. R&D personnel are generally not permitted to access the database, if access is required on as-need basis, strict multi-level approval must be obtained. User personal information in the big data platform is desensitized and irreversibly encrypted. Even with authorized access, virtual desktops must be used to prevent from direct downloading of data to local devices. We also maintain data access logs and conduct automated assessment and routine manual verification. In addition, we conduct routine internal audit regarding the authority to access user data in order to ensure our authorizations are strictly followed. We provide regular trainings to our staff on internal policies and procedures for data security, on software technical skills to prevent data leakage, on cybersecurity and data protection related laws and regulations, and on other aspects that are relevant to their day-to-day work.

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

Security testing and assessment

Our business systems have received and maintained valid IT and safety certificates. In 2024, BOSS Zhipin and Dianzhang Zhipin have passed Level III Certification for classified protection of cybersecurity and have completed information system security protection assessment. We also renewed the “Personal Information Protection Certification” from the China Cybersecurity Review, Certification and Market Regulation Big Data Center (“CCRC”) and the “Data Security Management Capability Certification” from TL Certification Center of the China Academy of Information and Communications Technology (“CAICT”). We have engaged a number of third-party security service providers to conduct security evaluation of our security systems, apps, and IT architecture, and cooperated with third-party testing and evaluation service providers to resolve issues identified.

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

Seasonality

Our quarterly operating results fluctuate due to seasonal patterns in recruitment demand and macroeconomic and labor market conditions. For example, traditionally, in the first quarters, recruitment activities generally slow down before the Chinese New Year. Our quarterly sales and marketing expenses are also generally the highest in the first quarter of every year as we increase our sales and branding activities during the Chinese New Year season. However, we have observed growing variability in these patterns as broader economic factors increasingly influence hiring cycles. Overall, the historical seasonality of our business has been relatively mild, but the seasonal trends that we have experienced in the past may not be indicative of our future operating results. See also “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Our results of operations are subject to fluctuations due to seasonality.”

Intellectual Properties

We regard our trademarks, copyrights, patents, domain names, know-how, proprietary technologies, and similar intellectual property critical to our success. As of December 31, 2024, we owned 351 patents including 158 inventive patents, 251 copyrights including 201 software programs, and 39 registered domain names in mainland China relating to various aspects of our operations and maintained approximately 1,128 trademark registrations in mainland China and 21 trademark registrations outside mainland China.

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

In April 2025, we released our 2024 ESG report, detailing our ESG achievements in 2024 and progress toward our longstanding ESG goals and commitments. The report provides additional transparency to our stakeholders, as well as details on our sustainability practices, social responsibility and corporate governance framework. Through the information disclosed in the report, we underscored our core strategies, including standardize corporate governance, product and service optimization, develop together with employees, practice green development, build a sustainable supply chain and deliver community care, which are the foundation of our ESG commitments. The information contained in our 2024 ESG report is not incorporated by reference into and should not be considered a part of this annual report.

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

As a leading recruitment platform, we are dedicated to assisting disadvantaged groups with inclusive and tailored job seeking and recruiting services. Leveraging what we are best at, we have mainly centered our efforts in the recruitment industry:

●	Since April 2022, we have collaborated with the Employment Service Guidance Center of the China Disabled Persons’ Federation to launch the “Accessible Job Search Assistance Program for People with Disabilities”, while continuously conducting the “Firefly Plan for Helping Persons with Disabilities” livestream recruitment initiative to provide employment support. Concurrently, we have introduced a series of accessibility features and algorithm optimizations to facilitate smoother job-seeking experiences for individuals with disabilities. In 2024, the partnership was renewed through the “Firefly Plan for Helping Persons with Disabilities - Uniting Efforts to Promote Employment, Warm Winter Jobs Benefit People’s Livelihood” national online recruitment campaign. This initiative attracted participation from 97 enterprises, offering hundreds of job opportunities across 40 Chinese cities. As of December 2024, we cumulatively served 1.137 million individuals with disabilities through job search assistance and hosted over 100 specialized livestream recruitment sessions under the “Firefly Plan” series.

●	In response to the challenges faced by individuals with disabilities during their job search, such as limited job opportunities, limited channels, and information asymmetry, we have established a dedicated disability-friendly section on both the BOSS Zhipin App and on our WeChat mini program. Within this section, the job filtering criteria not only include factors such as city, disability type, education, salary, and experience, but also feature 20 special sections for emerging industries, aiming to create a fair employment environment.
●	To assist fresh graduates in overcoming employment challenges and transitioning smoothly from campus to the workplace, we have developed a series of targeted employment services and guidance tailored to the unique needs of the youth. For instance, during the 2024 spring recruitment season, the BOSS Zhipin job-seeking live stream program “BOSS Zhipin Good Offers on Thursdays” launched the “Citywork - A Guide for Urban Workers” live recruitment events. With four special sessions in Beijing, Shanghai, Guangzhou, and Shenzhen, the program offered high-quality job opportunities for fresh graduates in these cities. The event attracted a total of 1,929 companies and over 20,000 fresh graduates, covering 3,184 job positions.
●	During the 2024 autumn recruitment season, BOSS Zhipin launched the “Soaring Autumn Recruitment Season” campus live streaming job fair. During the event, daily updates on campus recruitment jobs were provided, along with schedule planning advice. The event also featured live sessions for multiple regions such as Beijing-Tianjin-Hebei and Jiangsu-Zhejiang-Shanghai, as well as various industries including internet and new energy. In addition, nearly 300 campus recruitment special sections were set up for state-owned enterprises, foreign enterprises and other categories. Over 300 live employment guidance sessions were conducted in total, with a total of 2.732 million views. The event attracted 16,000 enterprises and 137,100 students to participate and covering 27,000 job positions. Furthermore, the platform introduced a new “Career Self-Exploration” section to help graduates accurately match positions.

Our efforts to empower local communities go beyond the recruitment industry.

●	In July 2024, we launched the “Aspiration Journey: Youth Public Welfare Career Experience Camp” campaign. We invested RMB1.53 million for 180 teachers and students from 7 township-level middle schools in 4 counties of Shanxi and Ningxia provinces, sponsoring their 10-day career experience trip to Shanghai. Revolving around “Career Enlightenment,” “Dreams Driven by Science and Technology,” “Innovation Experience” and other themes, the camp led students to visit more than 10 enterprises including Jiangnan Shipyard (Group) Co., Ltd. and NIO Inc. During the course, students learnt about the manufacturing process of large-scale high-end equipment, thus embracing the charm of scientific and technological innovation. Meanwhile, we organized trips to 6 prestigious universities and colleges such as Fudan University and Tongji University, as well as 17 key laboratories, to broaden students’ academic horizons. We also arranged campus cultural tours and city sightseeing to enrich their humanities and urban culture experience.
●	In 2024, we provided warm assistance during traditional festivals, sending “public welfare gift packages” of high-quality agricultural and sideline products to 2,000 families in need. Especially, we paid visits to centenarians and other senior individuals, delivering festive greetings and care packages. All the supplies were directly purchased from Zhashui of Shaanxi Province, Lancang of Yunnan Province and other key rural revitalization counties. The practice aimed to advance rural industrial development and increase farmers’ income through consumption support. In this way, we realized close connection and common progress of the community and the countryside.
●	In April 2024, the “Forestsong Bookstore” sponsored by us organized a special event for World Book Day, inviting renowned cultural figures to talk about the value of reading and literature creation. Participating in the used book market at universities, the bookstore exhibited a wide range of classic books and attracted more than 1,000 students and teachers. In addition, the bookstore made donations to relevant institutions in support of campus cultural building.

We deeply value ecological preservation.

●	We established a public welfare organization “Zhizhi Charity,” which focuses on carrying out public welfare projects in ecological and environmental protection fields, to protect the harmonious development of humans and nature. This year, the ecological preservation public activities carried out by us had 260 million views and more than 5.7 million interactions. The short films themed on public welfare attracted more than 5.3 million online views.

●	In 2024, we worked with the Sanjiangyuan Ecological Protection Foundation and the Sanjiangyuan National Park Hoh Xil Management Office to promote the “Ranger Guardian Campaign.” In August, we started the public welfare advocacy and scientific rescue action titled “Nature’s Children Deserve Nourishment”. We made targeted donations of supplies to the Hoh Xil Rescue Station for fence repair and antelope feeding, and also placed posters titled “Do Not Feed Wild Animals” to raise public awareness of wildlife protection. In November, we launched the activity of “Warm Winter for Guardians in the Wilderness” to donate winter clothes and patrol vehicles. Meanwhile, we held a public welfare exhibition of Humans in the Wilderness in Beijing and publicized the exhibition online and offline. Related topics had more than 50 million online views and related videos had 1.6 million plays.

Green Operation

We measured our greenhouse gas (“GHG”) emissions using the GHG Protocol a Corporate Accounting and Reporting Standard developed by the World Resources Institute and the World Business Council for Sustainable Development.

Set forth below is a summary of key metrics we established to evaluate and guide our sustainable business operations.

For the
Year Ended
December 31, 2024(7)
Total GHG emission (1)(2) (Scopes 1 and 2) (Tons of CO2e)	2,801.80
GHG emission intensity(1)(2) (Scopes 1 and 2) (Tons of CO2e/person)	0.55
Total energy consumption(3) (MWh)	5,161.96
Energy consumption intensity(3) (MWh/person)	1.01
Total water consumption(4) (m3 )	97,273.35
Water consumption intensity(4) (m3 /person)	18.99
Hazardous waste generated intensity(5) (Tons/person)	0.000036
Non-hazardous waste generated intensity(6) (Tons/person)	0.12

Notes:

(1)	Due to the nature of the business, our material air emissions are GHG emissions arising from purchased electricity. The carbon footprint mainly includes leased offices that operate in China’s mainland.
(2)	GHG inventory mainly includes carbon dioxide. GHG emissions data during the reporting year is presented in carbon dioxide equivalent. The GHG calculation methodology is based upon the 2022 Electricity Carbon Dioxide Emission Factors issued by the Ministry of Ecological Environment of the People’s Republic of China and National Bureau of statistics of China.
(3)	Total energy consumption is calculated based upon the data of purchased electricity.
(4)	Water supply mainly comes from the municipal water supply, and there is no issue in sourcing water. The water consumption is calculated based on the coefficients in the 2023 China Water Resources Bulletin published by the Ministry of Water Resources of the People’s Republic of China.
(5)	Hazardous waste produced by office buildings mainly includes waste toner cartridges and waste ink cartridges from our printers.
(6)	Non-hazardous waste produced by office buildings mainly includes domestic and electronic waste.
(7)	Due to the nature of our business, data regarding packaging materials does not apply to us. Our current environmental performance metrics exclude data from subsidiary acquired in 2024 since it gained environmental data measurement capabilities only post-acquisition and integration.

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

Promoting Green Offices

We are committed to embedding the concept of environmental protection in every aspect of our daily operations, and continually improving the standards and depth of environmental management by establishing systematic management and regular supervision mechanisms. We actively practice the concept of green and low-carbon operations, and Beijing Huapin Borui Network Technology Co., Ltd. passed the ISO 14001 environmental management system annual audit again in 2024.

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

Water Resource Management

As part of our environmental commitment to water conservation, in 2024, we installed water-saving sanitary appliances and accessories in more office areas and continued to increase the proportion of water-saving sanitary ware with sensor-type water discharge. We also attach great importance to the daily management and maintenance of water equipment and conduct regular inspections to detect any water leakages. If any issues are found, we promptly report them to the property management and carry out necessary repairs to reduce unnecessary water waste.

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

Diversity and inclusion

We foster inclusion and equality among employees from all backgrounds. We believe that fairness and diversity, are important to us in thriving in the business environment. For instance, we offer leave benefits and special allowances for working mothers such as prenatal check-up leave, maternity leave, breastfeeding leave, and parental leave. We respect the religious beliefs and cultures of employees from ethnic minority groups and provide them with religious holiday leave.

Employee physical and mental health

We are committed to creating a comfortable working environment, and promoting a positive, healthy, and happy lifestyle. We have established a nationwide network of gyms as People Health Care Center (PHCC), which offers employees tailored health management courses including personal training, group class training, physiotherapy and rehabilitation. We have established our Psychological Service Care Center (PSCC), which offers high-quality psychosomatic health services to all employees, including individual counseling sessions, management consultancy, customized departmental programs, leadership development courses, experiential group counseling activities, and specialized thematic events.

Supporting employee career development

We continue to improve the training management mechanism and have constructed a talent training system that integrates the “curriculum system”, “internal trainer system”, “learning platform”, and “platform operation”. This helps improve the quality of online and offline learning resources, forming a tiered training system that progresses from basic skills acquisition to advanced expertise mastery. We support employees to improve their professional skills and competitiveness, achieving common growth of employees and our company.

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

According to the Administrative Regulations on Online Recruitment Services, a HR service agency engaging in online recruitment services shall establish a complete online recruitment information management system and review the authenticity and legality of the materials and documents provided by employers in accordance with the PRC laws, including (i) recruitment brochures of the employer; (ii) the business license of the employer or the approval document for its establishment issued by the authorities; and (iii) the identity certificate of the person handling the release of recruitment information and the power of attorney of the employer. If the HR service agency fails to fulfill the above review obligations, it may be ordered to make rectifications and the failure to do so will subject it to an administrative penalty of (i) less than RMB10,000, if there are no illegal gains, or (ii) a fine of more than RMB10,000 but less than RMB30,000 and the confiscation of any illegal gains. As of the date of this annual report, we have not been subject to any administrative penalties imposed by the government authorities in relation to fraudulent recruitment.

The MOHRSS promulgated the Administrative Regulations on Human Resources Service Agencies on June 29, 2023, which came into effect on August 1, 2023, according to which, the commercial HR service agency engaging in employment agency activities shall obtain a human resource services license. The commercial HR service agency engaging in online recruitment services shall also obtain a telecommunications operation permit pursuant to the law. “Employment agency activities” refers to the intermediary services provided for employers to recruit persons and workers to seek employment, including recommending workers to employers, introducing employers to workers, organizing job fairs, carrying out online recruitment services, conducting senior talent search (headhunting) services and other commercial activities. For any commercial HR service agencies engaged in collection and release of HR supply and demand information, employment and entrepreneurship guidance, HR management consulting, HR assessment, HR training, HR service outsourcing and other HR service businesses, it shall file with the competent department of the MOHRSS within 15 days of commencing business. Commercial HR service agencies engaging in labor dispatch and overseas labor cooperation shall comply with the relevant provisions of the labor dispatch and overseas labor cooperation. Any unlicensed and unregistered institution that, in violation of the provisions aforementioned, engages in unauthorized employment intermediary services, may be subject to the closure of business. Any illegal gains shall be confiscated and a fine from RMB10,000 to RMB50,000 may be imposed. Any commercial HR service agency providing HR services without completing filing formalities shall be ordered by the HR and social security administrative authorities to make correction. Where correction is not made, a fine ranging from RMB5,000 to RMB10,000 shall be imposed.

On August 23, 2024, the MOHRSS and the Office of the Central Cyberspace Affairs Commission jointly issued the Notice on Further Strengthening the Standardized Administration of the Human Resources Market, aiming to strengthen the supervision of the HR market, regulate HR market activities, and protect the legitimate rights and interests of workers and employers. The main contents of such Notice include: strengthening HR market access administration, strictly regulating online recruitment services, enhancing supervision over employment discrimination, strengthening the safety management of on-site recruitment, regulating market service charging practices, improving the comprehensive supervision of market activities, and strengthening the education and guidance for job seekers.

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

Regulations Relating to Incorporation and Foreign Investment

The establishment, operation, and management of corporate entities in mainland China is governed by the PRC Company Law, which was promulgated by the Standing Committee of the National People’s Congress, on December 29, 1993, effective from July 1, 1994 and last amended on December 29, 2023 and became effective on July 1, 2024. The PRC Company Law generally governs two types of companies, namely limited liability companies and joint-stock limited companies, both entitled with the status of legal persons. The liability of shareholders of a limited liability company or a joint-stock limited company is limited to the amount of registered capital they have contributed. The PRC Company Law shall also apply to foreign-invested companies unless laws on foreign investment have stipulated otherwise. The PRC Company Law which became effective on July 1, 2024 imposes greater personal liability for directors, supervisors and management. Shareholders of a company must fully pay in their subscribed registered capital within five years from the date of establishment of this company, and companies established before July 1, 2024 shall gradually adjust their capital contribution to meet this new requirement. Violation of this law could lead to sanctions and penalties, including fines, orders to correct and public announcements of violations. On December 20, 2024, the SAMR promulgated the Measures for the Implementation of the Administration of Company Registration, which came into effect on February 10, 2025, pursuant to which, for a limited liability company registered and established before June 30, 2024, if the remaining term for subscribed capital contribution exceeds five years as of July 1, 2027, the company shall adjust such remaining term to less than five years by June 30, 2027; if the remaining term for subscribed capital contribution is less than five years as of July 1, 2027 or the registered capital has been paid in full, no adjustment to the term for subscribed capital contribution is required. The Measures for the Implementation of the Administration of Company Registration shall also apply to foreign-invested companies unless laws on foreign investment have stipulated otherwise.

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

Investment activities in mainland China by foreign investors are principally governed by The Special Administrative Measures (Negative List) for Access of Foreign Investment (2024 version), which we refer to as the Negative List, and Catalogue of Industries for Encouraging Foreign Investment (2022 version). The former which came into effect on November 1, 2024, sets out special administrative measures in respect of the access of foreign investments in a centralized manner, and the latter, which came into effect on January 1, 2023, sets out the encouraged industries for foreign investment. Our business in providing value-added telecommunication service falls within the restricted categories of the Negative List. Our business in providing internet culture business and radio and television program services falls within the prohibited categories of the Negative List.

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

Internet Information Services

The Administrative Measures on Internet Information Services, which were promulgated by the State Council on September 25, 2000, last amended on December 6, 2024 and became effective on January 20, 2025, set out guidelines on the provision of Internet information services. These measures classified Internet information services into commercial Internet information services and noncommercial Internet information services and a commercial operator of Internet content provision services must obtain a value-added telecommunications business operating license, or the ICP License, for the provision of Internet information services from the appropriate telecommunications authorities. As of the date of this annual report, we have obtained an ICP License for provision of internet information services.

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

The Provisions on Ecological Governance of Network Information Content, which were promulgated by the CAC on December 15, 2019 and became effective on March 1, 2020, clarify the scope of content to be encouraged, prohibited or prevented from production, reproduction and release. Producers of network information contents shall take measures to prevent and resist the production, reproduction and release of any adverse information with the following contents: (i) those using an exaggerated title, with the content seriously inconsistent with the title; (ii) those speculating in gossip, scandal or notoriety, etc.; (iii) those improperly commenting on natural disasters, major accidents or other disasters; (iv) those containing sexual cues or sexual teasing or others that are easily suggestive of sex; (v) those causing physical or mental discomfort such as bloodiness, horror and cruelty; (vi) those inciting mass discrimination or regional discrimination, etc.; (vii) those preaching tasteless, vulgar and kitsch contents; (viii) those probably inducing minors to imitate unsafe acts or acts violating social morality, or inducing minors to have unhealthy hobbies; and (ix) any other content that has an adverse impact on cyber ecology. A network information content service platform shall establish a mechanism for ecological governance of network information content, formulate detailed rules for ecological governance of network information content of its own platform, and improve systems for user registration, account management, information release review, thread comment review, page ecological management, real-time inspection, emergency response, and disposal of network rumors and black industry chain information. Users of network information content services, producers of network information contents and network information content service platforms shall not tamper with or hijack traffic, falsely register accounts or illegally trade accounts, or manipulate user accounts, manually or by technical means, thereby disrupting the order of cyber ecology.

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

However, according to the Certain Decisions on the Entry of the Non-state-owned Capital into the Cultural Industry promulgated by the State Council and became effective on April 13, 2005, and the Several Opinions on Canvassing Foreign Investment into the Culture Sector promulgated by the Ministry of Culture (currently known as the Ministry of Culture and Tourism), the SAPPRFT, the NDRC and the Ministry of Commerce and became effective on July 6, 2005, non-state-owned enterprises and foreign investors are not allowed to conduct the business of transmitting audio-visual programs via an information network. In addition, in the current practice of governmental authorities in the PRC, only companies with 30 million or more daily active users and 100 or more program inspectors, personnel within a company that is responsible for reviewing and vetting the content of the internet audio-visual program, are eligible to make the filing with the National Internet Audio-Visual Platforms Information Registration Management System.

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

Regulation Relating to Production and Distribution of Radio and Television Programs

On August 11, 1997, the State Council promulgated Administrative Regulations on Radio and Television, which came into effect on September 1, 1997 and were last amended on December 6, 2024 and became effective on January 20, 2025. The establishment of the entities engaging in the production and management of radio television programs shall be subject to the approval of radio stations, television stations and the radio and television administrative department of the people’s government at provincial level or above.

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

On September 4, 1991, the Standing Committee of the National People’s Congress promulgated the Law of the PRC on the Protection of Minors, which came into effect on January 1, 1992 and were last amended on April 26, 2024. According to this Law, online live-streaming service providers shall not provide minors under the age of 16 with the account registration service of online live-streaming publishers; when providing account registration service of online live-streaming publishers for minors reaching the age of 16, the service providers shall verify the identity information of the minors and obtain the consent of their parents or other guardians.

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

On April 13, 2020, the CAC, the NDRC, MIIT and other nine promulgation authorities issued the Cybersecurity Review Measures, effective on June 1, 2020, which stipulate that the cybersecurity review shall focus on the evaluation of possible risks to national security caused by the purchase of the network product or service, also provide for more detailed rules regarding cybersecurity review requirements. On December 28, 2021, the CAC, together with certain other PRC governmental authorities, jointly released the Revised Cybersecurity Review Measures, which took effect on February 15, 2022. Pursuant to the Revised Cybersecurity Review Measures, critical information infrastructure operators procuring network products and services and online platform operators conducting data processing activities that affect or may affect national security shall conduct a cybersecurity review. In particular, if operators of critical information infrastructure anticipate that its procurement of network products and services affect or may affect national security after the network products and services being put into use, it shall apply for cybersecurity review to the Cybersecurity Review Office. In addition, online platform operators possessing personal information of more than one million users seeking to be listed on a foreign stock exchange must apply for a cybersecurity review. If the authorities believe that the network products or services or the data processing activities of the operators affect or may affect national security, they may initiate the cybersecurity review against such operators. Given the Revised Cybersecurity Review Measures were relatively new, there are substantial uncertainties as to the interpretation, application and enforcement of the Revised Cybersecurity Review Measures.

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

On July 30, 2021, the PRC State Council promulgated the Regulations on Security Protection of Critical Information Infrastructure, which became effective on September 1, 2021. Pursuant to such regulations, “critical information infrastructure” shall mean any important network facilities or information systems of important industries or fields such as public communication and information service, energy, transportation, water conservation, finance, public services, government digital services and national defense science, and any other important network facilities or information systems which may seriously endanger national security, national economy, people’s livelihood and public interest in case of damage, function loss or data leakage. In addition, the administration departments for each critical industry and sector shall be responsible for formulating identification rules and determining the critical information infrastructure in the respective industry or field. The operators shall be informed about the final determination. As of the date of this annual report, the Ministry of Transport has promulgated the Administrative Measures for the Security Protection of Railway Critical Information Infrastructure on December 17, 2023, which came into effect on February 1, 2024, and the Administrative Measures for the Security Protection of Highway and Waterway Critical Information Infrastructure on April 24, 2023, which came into effect on June 1, 2023. No other detailed implementation rules have been issued by governmental authorities, and we have not been informed by any governmental authority that we are a critical information infrastructure operator.

On September 24, 2024, the State Council promulgated Regulations on the Administration of Network Data Security, which came into effect on January 1, 2025, and provides that network data processors who carry out online data processing activities that impact or might impact national security, shall conduct a national security review in accordance with relevant national regulations. The Regulations on the Administration of Network Data Security also requires data processors processing over 10 million users’ personal information to comply with the regulations on important data processors, including, among others, appointing a person in charge of data security and establishing a data security management organization, conducting risk assessments before providing, entrusting processing, and jointly processing important data ; when important data security is impacted due to merger, division, dissolution, bankruptcy, or so forth, measures shall be taken to ensure network data security, and the important data disposition plan, the name or contact information of the recipient shall be reported to the relevant competent departments at the provincial level or above. The regulations also provide that important data processors shall carry out a risk assessment of their network data processing activities every year and submit a risk assessment report to the relevant competent authorities at or above the provincial level, who shall promptly inform the cyberspace administration and public security authorities at the same level. In addition, large network platform service providers, i.e. services providers of a network platform with more than 50 million registered users or more than 10 million monthly active users, complex business types, and network data handling activities having a significant impact on national security, economic operation, national welfare and people’s livelihood, shall release annual social responsibility reports on personal information protection, and the contents of such reports shall include but not be limited to the measures for personal information protection and the effects thereof, the acceptance of applications for the exercise of rights by individuals, and the performance of duties by the supervision body for personal information protection which is mainly composed of external members.

In addition, the Administrative Regulations on Online Recruitment Services provide that HR services agencies engaging in online recruitment services shall, in accordance with the requirements under the laws and regulations of mainland China related to national cybersecurity and cybersecurity graded protection systems, strengthen cybersecurity management, perform cybersecurity protection obligations, and adopt technical or other necessary measures to ensure the security of recruitment service network, information system and users’ information. Moreover, HR services agencies shall establish and improve their users’ information protection system for online recruitment services, and shall not disclose, divulge, damage or illegally sell or provide to any person, such information as the citizen identification number, age, gender, address, contact information of an individual or any information on business situations of an employer. If such agencies provide any personal information or important data collected or generated within mainland China to any overseas party due to their business operation, such provision shall abide by applicable laws and regulations of mainland China.

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

On March 22, 2024, the CAC issued the Provisions on Promoting and Regulating Cross-border Data Flows, which became effective on the same day, requiring security assessment for the following types of cross-border data transfers: (i) for critical information infrastructure operators, the outbound transfer of personal information or important data, and (ii) for data processors that are not critical information infrastructure operators, the outbound transfer of important data or the cumulative outbound transfer within one calendar year of the personal information of over one million people or the sensitive personal information of over 10,000 people. These provisions also stipulated that, when data processors that are not critical information infrastructure operators engage in the cumulative outbound transfer within one calendar year of the personal information of over 10,000 people but less than one million people or the sensitive personal information of less than 10,000 people, the data processors must enter into a standard contract for cross-border transfer of personal information with the data recipient or obtain a certification for the protection of personal information. Furthermore, these provisions clarified that data processors do not need to treat any data as “important data” the outbound transfer of which requires security assessments, if government authorities have not declared or notified them that the data are “important data.” The Provisions on Promoting and Regulating Cross-border Data Flows stipulates that a data handler providing personal information abroad may be exempted from declaring security assessment for data to be provided abroad, concluding a standard contract for personal information to be provided abroad or passing authentication for protection of personal information if it satisfies certain conditions. In addition, the provision of data collected and generated from activities such as international trade, cross-border transport, academic cooperation, and transnational manufacturing and marketing—provided such data does not contain personal information or important data—is exempt from the aforementioned procedures when shared with overseas parties.

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

On June 12, 2024, the CAC, the Ministry of Public Security, the Ministry of Culture and Tourism and the National Radio and Television Administration jointly promulgated the Provisions on the Governance of Cyberviolence Information, which came into effect on August 1, 2024. Pursuant to the provisions, the network information service providers shall perform their responsibilities as subjects of network information content administration, establish and improve a mechanism for governing cyberviolence information, and improve the systems for user registration, account management, personal information protection, information release review, monitoring and early warning, and identification and handling. The network information service providers shall also formulate and disclose management rules and platform conventions, enter into service agreements with users, specify the rights and obligations related to cyberviolence information governance, and fulfill governance responsibilities in accordance with the law and the agreement. Under the provisions, “cyberviolence information” refers to the illegal and harmful information that is released to individuals in a centralized manner in the form of texts, images, audio, videos, etc., and contains insults, verbal abuse, slanderous rumors, inciting hatred, coercion, privacy violations, accusations, mockery, depreciation, discrimination, and other contents that affect physical and mental health.

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

On July 10, 2023, the CAC, the NDRC, the Ministry of Education, the Ministry of Science and Technology, the MIIT, the Ministry of Public Security and the National Radio and Television Administration promulgated the Interim Measures for the Administration of Generative Artificial Intelligence Services, which became effective on August 15, 2023. These measures outline compliance requirements for providers of generative AI services to the public within the territory of PRC. Providers are required to conduct data processing training activities in accordance with PRC laws and regulations and assume responsibility as producers of network information contents, as well as fulfill network information security obligations. Any provider of Generative AI services with attribute of public opinions or of social mobilization ability shall conduct security assessment in accordance with the relevant provisions, and complete the formalities for algorithm filing, change or deregistration in accordance with the Administrative Provisions on Algorithm Recommendation for Internet Information Service. Other requirements under these measures include the use of legitimate data sources, no infringement on others’ legitimate intellectual property rights, and obtaining consent for personal information usage. Violations may result in punishment specified under the PRC data and cybersecurity legal regime, including the PRC Cyber Security Law, the PRC Data Security Law, the PRC Personal Information Protection Law, and the PRC Science and Technology Progress Law. In the absence of any specific provisions, violations may result in warnings, orders to correct, and orders to suspend the provision of services determined by competent governmental authorities.

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

Regulations on Copyrights

Pursuant to the Copyright Law of the PRC promulgated by the Standing Committee of the National People’s Congress on September 7, 1990, last amended on November 11, 2020 and became effective as of June 1, 2021, Chinese citizens, legal persons or other entities shall, whether published or not, enjoy copyright in their works, which include, among others, works of literature, art, natural science, social science, engineering technology and computer software created in writing or oral or other forms. Copyright holders can enjoy multiple rights, including the right of publication, the right of authorship and the right of reproduction.

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

According to the Circular of SAFE on Further Improving and Adjusting the Foreign Exchange Policies on Direct Investment and its appendix, the Operating Rules for Foreign Exchange Issues with Regard to Direct Investment under Capital Account, promulgated by the SAFE on November 19, 2012 and last amended on December 30, 2019, foreign exchange control measures related to foreign direct investment are improved, such as (i) the open of and payment into the foreign exchange account related to direct investment are no longer subject to approval by SAFE; (ii) reinvestment with legal income of foreign investors in mainland China is no longer subject to approval by SAFE; (iii) purchase and external payment of foreign exchange related to foreign direct investment are no longer subject to approval by SAFE. Later, on February 13, 2015, SAFE issued SAFE Circular 13, effective from June 1, 2015 and last amended on December 30, 2019, providing that the bank, instead of SAFE, can directly handle the foreign exchange registration and approval for foreign direct investment and SAFE and its branches.

SAFE released SAFE Circular 19, on March 30, 2015, which came into force on June 1, 2015 and last amended on March 23, 2023. Under SAFE Circular 19, a foreign invested enterprise, within the registered scope of business, may settle their foreign exchange capital following a principal of authenticity on a discretionary basis according to the actual needs of their business operation, and the RMB capital so converted can be used for equity investments within mainland China, which will be regarded as the reinvestment of foreign-invested enterprise, provided that such foreign invested enterprises are not registered as an enterprises mainly engaged in investment business, including foreign investment companies, foreign funded venture capital enterprises and foreign funded equity investment enterprises. The RMB converted from the foreign exchange capital will be kept in a designated account and is not allowed to be used directly or indirectly for purposes beyond its business scope or used to provide RMB entrusted loans (unless permitted within its registered business scope), repayment of inter-company loans (including third-party advances), and repayment of bank RMB loans that have been re-loaned to third parties, and other uses expressly forbidden under SAFE Circular 19.

The Circular of the SAFE on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16, was promulgated and became effective on June 9, 2016 and last amended on December 4, 2023. According to SAFE Circular 16, enterprises registered in mainland China may also convert their foreign debts from foreign currency into RMB on self-discretionary basis. SAFE Circular 16 provides an integrated standard for conversion of foreign exchange under capital account items (including but not limited to foreign currency capital and foreign debts) on self-discretionary basis, which applies to all enterprises registered in mainland China. SAFE Circular 16 reiterates the principle that RMB converted from foreign currency-denominated capital of a company may not be directly or indirectly used for purposes beyond its business scope and may not be used for investments in securities or other investment excluding financial products and structured deposits with risk rating results not higher than Grade II within mainland China unless otherwise specifically provided. Besides, the converted RMB shall not be used to make loans for non-affiliated enterprises unless it is permitted within the business scope or to purchase any residential real estate that is not for the enterprise’s own use unless it is an enterprise engaging in real estate development and leasing.

On October 23, 2019, SAFE issued the SAFE Circular 28, last amended on December 4, 2023, which cancels the restrictions on domestic equity investments by capital fund of non-investment foreign invested enterprises and allows non-investment foreign invested enterprises to use their capital funds to lawfully make equity investments in mainland China, provided that such investments do not violate the Negative List and the target investment projects are genuine and in compliance with laws.

According to the SAFE Circular 8 issued by the SAFE on April 10, 2020, eligible enterprises are allowed to make domestic payments by using their capital funds, foreign credits and the income under capital accounts of overseas listing, with no need to provide the evidentiary materials concerning authenticity of such capital for banks in advance, provided that their capital use shall be authentic and in line with provisions, and conform to the prevailing administrative regulations on the use of income under capital accounts. The concerned bank shall conduct spot checking in accordance with the requirements.

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

Regulations on Foreign Exchange Registration of Overseas Investment by PRC Residents

On July 4, 2014, SAFE issued SAFE Circular 37, to regulate foreign exchange matters in relation to the use of Special Purpose Vehicles, or SPVs, by mainland China residents or entities to seek offshore investment and financing or conduct round trip investment in mainland China.

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

Regulations Relating to Dividend Distributions

The principal laws, rules and regulations governing dividend distributions by foreign-invested enterprises in mainland China are the PRC Company Law which was last amended in 2023 and became effective in July 2024 and the Foreign Investment Law and its Implementing Regulations. Under these requirements, foreign-invested enterprises may pay dividends only out of their accumulated profit, if any, as determined in accordance with PRC accounting standards and regulations. A mainland China company is required to allocate at least 10% of their respective accumulated after-tax profits each year, if any, to fund certain capital reserve funds until the aggregate amount of these reserve funds have reached 50% of the registered capital of the enterprises. A mainland China company is not permitted to distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

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

According to the Regulations on the Administration of Housing Provident Fund, implemented since April 3, 1999 and last amended on March 24, 2019, any newly established entity shall make deposit registration at the housing accumulation fund management center within 30 days as of its establishment. After that, the entity shall open a housing accumulation fund account for its employees in an entrusted bank. Within 30 days as of the date an employee is recruited, the entity shall make deposit registration at the housing accumulation fund management center and seal up the employee’s housing accumulation fund account in the bank mentioned above within 30 days from termination of the employment relationship.

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

Regulations Relating to Tax

Regulations on Dividend Withholding Tax

The PRC Enterprise Income Tax Law was promulgated by the National People’s Congress on March 16, 2007, became effective on January 1, 2008 and was last amended on December 29, 2018. According to this law and the Regulation on the Implementation of the Enterprise Income Tax Law of the PRC, which was issued on December 6, 2007, became effective on January 1, 2008 and was last amended on December 6, 2024 and became effective on January 20, 2025, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in mainland China to its foreign enterprise investors are subject to a 10% withholding tax, unless any such foreign enterprise investor’s jurisdiction of incorporation has a tax treaty with mainland China that provides for a preferential withholding arrangement. According to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income, which was issued by the State Administration of Taxation on August 21, 2006 and was subsequently amended in 2008, 2011, 2016 and 2019, the withholding tax rate in respect of the payment of dividends by a mainland China enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the mainland China enterprise and certain other conditions are met, including: (i) the Hong Kong enterprise must directly own the required percentage of equity interests and voting rights in the mainland China resident enterprise; and (ii) the Hong Kong enterprise must have directly owned such required percentage in the mainland China resident enterprise throughout the 12 months prior to receiving the dividends. However, based on the Circular on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties issued and became effective on February 20, 2009 by the State Administration of Taxation, if the PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment; and based on the Announcement on Certain Issues with Respect to the “Beneficial Owner” in Tax Treaties issued by the State Administration of Taxation on February 3, 2018 and effective from April 1, 2018, if an applicant’s business activities do not constitute substantive business activities, it could result in the negative determination of the applicant’s status as a “beneficial owner,” and consequently, the applicant could be precluded from enjoying the above-mentioned reduced income tax rate of 5%.

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

Under the PRC Enterprise Income Tax Law, an enterprise established outside mainland China with “de facto management bodies” within mainland China is considered a “resident enterprise” for mainland China enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. Circular 82 promulgated by the State Administration of Taxation on April 22, 2009 and last amended on December 29, 2017 and the Announcement of the State Administration of Taxation on Issues concerning the Determination of Resident Enterprises Based on the Standards of Actual Management Institutions promulgated by the State Administration of Taxation on January 29, 2014 set out the standards used to classify certain Chinese invested enterprises controlled by Chinese enterprises or Chinese enterprise groups and established outside of mainland China as “resident enterprises,” which also clarified that dividends and other income paid by such mainland China “resident enterprises” will be considered PRC source income and subject to PRC withholding tax, currently at a rate of 10%, when paid to non-mainland China enterprise shareholders. This notice also subjects such mainland China “resident enterprises” to various reporting requirements with the PRC tax authorities. Under the Regulation on the Implementation of the Enterprise Income Tax Law of the PRC, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and HR, finances and properties of an enterprise.

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

Regulations on Value-added Tax

The Provisional Regulations of the PRC on Value-added Tax were promulgated by the State Council on December 13, 1993 and came into effect on January 1, 1994 and were subsequently amended in 2008, 2016 and 2017, and will be repealed by the PRC Value-added Tax Law promulgated by the National People’s Congress on December 25, 2024, and will become effective on January 1, 2026. The Detailed Rules for the Implementation of the Provisional Regulations of the PRC on Value-added Tax (Revised in 2011) were promulgated by the Ministry of Finance on December 25, 1993 and subsequently amended on December 15, 2008 and October 28, 2011. On November 19, 2017, the State Council promulgated the Decisions on Abolishing the Provisional Regulations of the PRC on Business Tax and Amending the Provisional Regulations of the PRC on Value-added Tax, or Order 691. According to the Provisional Regulations of the PRC on Value-added Tax, the Detailed Rules for the Implementation of the Provisional Regulations of the PRC on Value-added Tax and Order 691, all enterprises and individuals engaged in the sales of goods, the provision of processing, repair and replacement services, sales of services, intangible assets and real properties and the importation of goods within the territory of mainland China are subject to value-added tax. The value-added tax rates generally applicable are simplified as 17%, 11%, 6% and 0%, and the value-added tax rate applicable to the small-scale taxpayers is 3%.

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

Under the PRC Value-added Tax Law, the applicable scope of value-added tax shall be adjusted to cover all the enterprises and individuals engaged in the sales of goods, services, intangible assets, real properties and importation of goods within the territory of mainland China. The general value-added tax rates remain at 13%, 9%, 6% and 0%, and the value-added tax rate applicable to small-scale taxpayers remains at 3%. In addition, the PRC Value-added Tax Law clarifies that when overseas entities and individuals conduct taxable transactions within mainland China, the purchasers shall act as the withholding agents, unless a domestic agent is appointed to file a tax return and pay tax in accordance with the provisions of the State Council.

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

On May 6, 2024, the SAMR promulgated the Interim Provisions Against Unfair Competition in Cyberspace, which became effective on September 1, 2024. This regulation aims to maintain the market order of fair competition, encourage innovation, protect the legitimate rights and interests of business operators and consumers and promote the standardized, sustainable and sound development of the digital economy. This regulations specified the specific behaviors of online unfair competition behaviors that should be prohibited, for example, the business operator shall not (i) make use of the Internet, big data, algorithms and other technical means to commit traffic hijacking, interference, malicious incompatibility and other acts by influencing users’ choices or otherwise to impede or disrupt the normal operation of cyber goods or services legally provided by other business operators; (ii) intercept or block the information content and webpages legally provided by specific business operators, impede, or disrupt the normal operation of cyber goods or services legally provided by other business operators, and disrupt the fair competition order of the market; and (iii) make use of technical means to unreasonably provide different transaction conditions for its counterparties with identical conditions, infringe upon the right to option and fair transactions of the counterparties, impede or disrupt the normal operation of cyber goods or services legally provided by other business operators, and disrupt the fair transaction order of the market. Any business operator engaging in monopolistic conduct by excluding or restricting competition in cyberspace will be subject to penalties under the PRC Anti-Monopoly Law.

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

C.	Organizational Structure

The following diagram illustrates our corporate structure, including our significant subsidiaries and the VIE, as of the date of this annual report:

Note:

(1)	“Our WFOE” refers to Beijing Glorywolf Co., Ltd. from May 2014 to December 2023 and Beijing Highland Wolf Technology Co., Ltd. from January 2024 onwards.
(2)	Shareholders of the VIE and their respective shareholdings in the VIE and relationships with our company are (i) Mr. Peng Zhao 99.5%, our Founder, Chairman and Chief Executive Officer; and (ii) Ms. Xu Yue 0.5%, our financial director. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—The shareholders of the VIE may have actual or potential conflicts of interest with us.”

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

As a result of our direct ownership in our WFOE and the contractual arrangements with the VIE, we are regarded as the primary beneficiary of the VIE, and we treat the VIE as our consolidated entities under U.S. GAAP. We have consolidated the financial results of the VIE in our consolidated financial statements in accordance with U.S. GAAP.

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

The VIE and its shareholders irrevocably covenanted that they shall procure each of the subsidiaries of the VIE to observe the same covenants as those made by the VIE under the corresponding provisions in the exclusive purchase option agreement that, among others, (i) unless with prior written consent by our WFOE, the VIE shall not sell, transfer, pledge, or otherwise dispose all or any part of its assets (other than the assets necessary for its ordinary course of business); (ii) without the prior consent by our WFOE, no actions or omissions would be taken that would adversely affect the operation status and asset value of the VIE; and (iii) upon the request of our WFOE, the VIE shareholders and the VIE shall appoint the party designated by our WFOE as the director, supervisor and/or senior officer of the VIE and/or remove the incumbent directors, supervisors and/or senior officers of the VIE and implement all applicable resolutions and filing procedures. In addition, the VIE shareholders irrevocably covenanted that they shall not sell, transfer, pledge, or otherwise dispose all or any part of its equity interest in the VIE, other than the creation of the pledge of the VIE’s equity interest pursuant to the VIE contractual agreements.

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

Our headquarters are based in Beijing and we have offices in 38 cities in mainland China. We leased properties in mainland China with a total gross floor area of approximately 100,000 square meters as of the date of this annual report. Our leased properties are mainly used as offices. They mainly include premises for our headquarters and offices. We believe that our existing facilities are generally adequate to meet our current needs, but we expect to seek additional space as needed to accommodate future growth.

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

Our ability to expand our large and active user base and enhance user engagement

A large and active user base is the core reason why enterprise users and job seekers are attracted to and continue to use our online recruitment platform, as enterprise users primarily look for a large talent pool to recruit from and job seekers value access to a multitude of actively hiring employers when using recruitment services. We believe it is important to grow our MAU, which we view as a key indicator of the size of our active user base, in order to support our business development. Our average MAU grew by 47.4% from 28.7 million in 2022 to 42.3 million in 2023, and further grew by 25.3% to 53.0 million in 2024. Whether we can continue to grow our MAU mainly depends on our ability to provide high-quality user experience. To this end, we will continue to focus on providing a personalized user experience through enhancing our big data technology capabilities that power the recommendation engine, offering more efficient and flexible communication methods for our users, and improving the reliability of our online recruitment platform.

Our acquisition of paid enterprise customers

Growth in the number of paid enterprise customers is a key driver of our revenue growth, as most of our revenues come from providing online recruitment services to paid enterprise customers. The continued growth of our business therefore depends on our acquisition of paid enterprise customers. Our paid enterprise customers grew by 44.4% from 3.6 million in 2022 to 5.2 million in 2023, and further grew by 17.3% to 6.1 million in 2024. In order to improve our acquisition of paid enterprise customers, we will continue to focus our resources on maintaining relationships with existing enterprise users, improving service quality, converting free enterprise users and their companies to paid enterprise customers, exploring new services, features and functionalities responsive to user needs, promoting awareness of our brands, and marketing our services to a wider user group and in more geographical markets.

Our ability to expand our services to existing paid enterprise customers

We believe that there is a significant opportunity for cross selling more of our online recruitment services to our existing paid enterprise customers. Among our paid enterprise customers, those who contributed revenues of RMB5,000 or more to us in a twelve-month period ended on the end of a given period accounted for the majority of our revenue source in 2022, 2023 and 2024. Paid enterprise customers who contributed RMB5,000 or more, but less than RMB50,000 of revenues to us in a twelve-month period ended on the end of a given period, or mid-sized accounts, contributed 39.3%, 35.8% and 34.6% of our total revenues in 2022, 2023 and 2024, respectively. In addition, paid enterprise customers who contributed RMB50,000 or more of revenues to us in a twelve-month period ended on the end of a given period, or key accounts, contributed 22.9%, 21.2% and 24.1% of our total revenues in 2022, 2023 and 2024, respectively. We value key accounts because they typically are large enterprises with steady demand for our online recruitment services and a stable recruiting budget. The number of key accounts increased by 24.3% from 5,984 in 2022 to 7,440 in 2023 and further increased by 27.2% to 9,465 in 2024. The solid revenue contribution of mid-sized accounts and key accounts speaks to the importance of expanding our services to existing paid enterprise customers, which will increase their spending. To expand our services to existing paid enterprise customers, we plan to introduce new service offerings, better educate existing paid enterprise customers about the value of additional services, and recommend more customized services to each paid enterprise customer based on analysis of its historical hiring behaviors.

Our ability to promote our brands and market our services more effectively

Our investment in branding, marketing and promotional activities contributes to our user acquisition, and whether such investment is cost-effective has a significant impact on our results of operations. To achieve maximum return for our branding and marketing investments, we set and adjust our branding and marketing strategies based on data analytics of factors such as occupational structure, average income of target demographics, and characteristics of different marketing channels. Our advertising expenses represented 17.6%, 9.8% and 7.2% of our revenues in 2022, 2023 and 2024, respectively. The declining proportion of our advertising expenses to revenues signifies higher efficiency of our advertising and marketing activities. We will continue to monitor and manage our advertising expenses.

Our ability to enhance our operating efficiency

Our results of operations are further affected by our operating efficiency in aspects other than sales and marketing, as measured by our total operating cost and expenses excluding sales and marketing expenses as a percentage of our revenues. Our total operating cost and expenses excluding sales and marketing expenses trended downwards as a percentage of our revenues from 2022 to 2024. As our business grows further, we expect to improve the efficiency and utilization of our personnel, and leverage our scale to achieve greater operating leverage.

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

	For the Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Revenues
Online recruitment services to enterprise customers	4,461,282	98.9	5,889,101	98.9	7,270,026	995,989	98.8
Others	49,780	1.1	62,927	1.1	85,651	11,734	1.2
Total revenues	4,511,062	100.0	5,952,028	100.0	7,355,677	1,007,723	100.0

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

	For the Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Sales and marketing expenses
Payroll and other employee-related expenses	1,065,184	23.6	1,221,732	20.5	1,350,651	185,038	18.4
Advertising expenses	793,211	17.6	582,075	9.8	530,447	72,671	7.2
Others	142,505	3.2	187,419	3.2	191,954	26,298	2.6
Total	2,000,900	44.4	1,991,226	33.5	2,073,052	284,007	28.2

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

	For the Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Revenues
Online recruitment services to enterprise customers	4,461,282	98.9	5,889,101	98.9	7,270,026	995,989	98.8
Others	49,780	1.1	62,927	1.1	85,651	11,734	1.2
Total revenues	4,511,062	100.0	5,952,028	100.0	7,355,677	1,007,723	100.0
Operating cost and expenses
Cost of revenues(1)	(754,861)	(16.7)	(1,059,861)	(17.8)	(1,239,712)	(169,840)	(16.8)
Sales and marketing expenses(1)	(2,000,900)	(44.4)	(1,991,226)	(33.5)	(2,073,052)	(284,007)	(28.2)
Research and development expenses(1)	(1,182,716)	(26.2)	(1,543,568)	(25.9)	(1,815,809)	(248,765)	(24.7)
General and administrative expenses(1)	(719,699)	(16.0)	(811,787)	(13.6)	(1,093,949)	(149,870)	(14.9)
Total operating cost and expenses	(4,658,176)	(103.3)	(5,406,442)	(90.8)	(6,222,522)	(852,482)	(84.6)
Other operating income, net	17,595	0.4	35,385	0.6	39,791	5,451	0.5
(Loss)/Income from operations	(129,519)	(2.9)	580,971	9.8	1,172,946	160,692	15.9
Interest and investment income, net	226,482	5.0	606,757	10.2	625,282	85,663	8.5
Foreign exchange gain/(loss)	8,627	0.2	1,088	0.0	(68)	(9)	(0.0)
Other income, net	11,406	0.3	32,973	0.6	34,500	4,726	0.5
Income before income tax expenses	116,996	2.6	1,221,789	20.6	1,832,660	251,072	24.9
Income tax expenses	(9,751)	(0.2)	(122,571)	(2.1)	(265,634)	(36,392)	(3.6)
Net income	107,245	2.4	1,099,218	18.5	1,567,026	214,680	21.3
(1)	Share-based compensation expenses were allocated as follows:

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$

	(in thousands)
Share-based compensation expenses
Cost of revenues	39,587	46,395	43,332	5,936
Sales and marketing expenses	170,366	262,431	280,668	38,451
Research and development expenses	284,323	418,769	421,411	57,733
General and administrative expenses	197,928	329,372	398,274	54,563
Total	692,204	1,056,967	1,143,685	156,683

Year Ended December 31, 2024 compared to Year Ended December 31, 2023

Revenues

Our revenues primarily come from online recruitment services provided to paid enterprise customers. Our revenues increased by 23.6% from RMB6.0 billion in 2023 to RMB7.4 billion (US$1.0 billion) in 2024. This increase was primarily driven by the growth in paid enterprise customers. In particular, revenues from online recruitment services to enterprise customers increased by 23.4% from RMB5.9 billion in 2023 to RMB7.3 billion (US$996.0 million) in 2024. Revenues from other services, which mainly comprise paid value-added services offered to job seekers, increased by 36.2% from RMB62.9 million in 2023 to RMB85.7 million (US$11.7 million) in 2024.

Cost of revenues

Our cost of revenues increased by 17.0% from RMB1.1 billion in 2023 to RMB1.2 billion (US$169.8 million) in 2024, primarily due to increases in server and bandwidth cost, payment processing cost and cost related to other businesses.

Sales and marketing expenses

Our sales and marketing expenses increased by 4.1% from RMB2.0 billion in 2023 to RMB2.1 billion (US$284.0 million) in 2024, primarily due to an increase in employee-related expenses, partially offset by a decrease in advertising and marketing expenses.

Research and development expenses

Our research and development expenses increased by 17.6% from RMB1.5 billion in 2023 to RMB1.8 billion (US$248.8 million) in 2024, primarily due to an increase in investments in technology.

General and administrative expenses

Our general and administrative expenses increased by 34.7% from RMB811.8 million in 2023 to RMB1.1 billion (US$149.9 million) in 2024, mainly due to an increase in employee-related expenses.

Income from operations

As a result of the foregoing, our income from operations increased by 101.9% from RMB581.0 million in 2023 to RMB1.2 billion (US$160.7 million) in 2024.

Interest and investment income

Our interest and investment income increased by 3.0% from RMB606.8 million in 2023 to RMB625.3 million (US$85.7 million) in 2024, primarily attributable to an increase in investments in financial products in 2024.

Income tax expenses

Our income tax expenses increased by 116.6% from RMB122.6 million in 2023 to RMB265.6 million (US$36.4 million) in 2024.

Net income

As a result of the foregoing, our net income increased by 42.6% from RMB1.1 billion in 2023 to RMB1.6 billion (US$214.7 million) in 2024.

Year Ended December 31, 2023 compared to Year Ended December 31, 2022

Revenues

Our revenues primarily come from online recruitment services provided to paid enterprise customers. Our revenues increased by 31.9% from RMB4.5 billion in 2022 to RMB6.0 billion in 2023. This increase was primarily resulted from the user growth and increased user engagement. In particular, revenues from online recruitment services to enterprise customers were RMB5.9 billion in 2023, representing an increase of 32.0% from RMB4.5 billion in 2022. Revenues from other services, which mainly comprise paid value-added services offered to job seekers, were RMB62.9 million in 2023, representing an increase of 26.3% from RMB49.8 million for the full year of 2022.

Cost of revenues

Our cost of revenues increased by 40.4% from RMB754.9 million in 2022 to RMB1.1 billion in 2023, primarily driven by increases in server and bandwidth cost and payment processing cost.

Sales and marketing expenses

Our sales and marketing expenses were RMB2.0 billion in 2023, relatively stable with that in 2022. The decrease in advertising expenses in 2023, as a result of not having similar marketing campaigns like the FIFA World Cup sponsorship in 2022, was largely offset by an increase in employee-related expenses.

Research and development expenses

Our research and development expenses increased by 30.5% from RMB1.2 billion in 2022 to RMB1.5 billion in 2023, which was primarily due to increased employee-related expenses as well as increased investments in technology.

General and administrative expenses

Our general and administrative expenses increased by 12.8% from RMB719.7 million in 2022 to RMB811.8 million in 2023, which was mainly due to increased share-based compensation expenses, partially offset by decreased professional service fees.

Income/(Loss) from operations

As a result of the foregoing, we recorded an income from operations of RMB581.0 million in 2023, as compared to loss from operations of RMB129.5 million in 2022.

Interest and investment income

Our interest and investment income increased by 167.9% from RMB226.5 million in 2022 to RMB606.8 million in 2023, primarily attributable to increases in time deposits and investments in financial products in 2023.

Income tax expenses

We accrued income tax expenses of RMB122.6 million in 2023, as compared to RMB9.8 million in 2022.

Net income

We recorded net income of RMB1.1 billion in 2023, as compared to RMB107.2 million in 2022.

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

Hong Kong

Our subsidiary in Hong Kong is subject to 16.5% Hong Kong profit tax for its taxable income earned. Additionally, payments of dividends by our subsidiary in Hong Kong to our company are not subject to any Hong Kong withholding tax. No provision for Hong Kong profits tax was made as we had no estimated assessable profit that was subject to Hong Kong profits tax during 2022, 2023 and 2024.

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

Beijing Huapin Borui Network Technology Co., Ltd., which we refer to as the VIE, was certified as a “high and new technology enterprise” and accordingly was eligible for a preferential tax rate of 15% in each of 2022, 2023 and 2024. The preferential tax treatment continues as long as an enterprise can retain its “high and new technology enterprise” status. Our WFOE was subject to an enterprise income tax rate of 25% in each of 2022, 2023 and 2024.

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

Our principal sources of liquidity are cash flows from operations and cash generated from historical equity financing activities. As of December 31, 2024, our cash and cash equivalents, short-term time deposits and short-term investments totaled RMB14.7 billion (US$2.0 billion), with RMB3.5 billion (US$485.3 million) net cash provided by operating activities for 2024. We believe that our current cash balance will be sufficient to meet our current and anticipated working capital requirements and capital expenditures for at least the next twelve months. We may, however, need additional cash resources in the future if we experience changes in business conditions or other developments. We may also need additional cash resources in the future if we identify and wish to pursue opportunities for investment, acquisition, capital expenditure or similar actions.

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

The following table sets forth a summary of our cash flows for the periods presented:

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$

	(in thousands)
Net cash provided by operating activities	1,003,042	3,047,009	3,542,495	485,320
Net cash used in investing activities	(2,816,581)	(9,938,645)	(2,016,899)	(276,314)
Net cash used in financing activities	(669,232)	(417,022)	(1,460,539)	(200,093)
Effect of exchange rate changes on cash and cash equivalents	892,837	29,793	15,074	2,065
Net (decrease)/increase in cash and cash equivalents	(1,589,934)	(7,278,865)	80,131	10,978
Cash and cash equivalents at beginning of the year	11,341,758	9,751,824	2,472,959	338,794
Cash and cash equivalents at end of the year	9,751,824	2,472,959	2,553,090	349,772

Operating activities

Net cash provided by operating activities in 2024 was RMB3.5 billion (US$485.3 million). The difference between this net cash provided by operating activities and net income of RMB1.6 billion (US$214.7 million) in the same period was due to adjustments for non-cash items that primarily include share-based compensation expenses of RMB1.1 billion (US$156.7 million), depreciation and amortization expenses of long-lived assets of RMB501.9 million (US$68.8 million), and amortization of right-of-use assets of RMB184.6 million (US$25.3 million), as well as cash released from a decrease in working capital mainly resulting from an increase of RMB289.5 million (US$39.7 million) in deferred revenue, a decrease of RMB133.8 million (US$18.3 million) in prepayments and other current assets, partially offset by a decrease of RMB180.5 million (US$24.7 million) in operating lease liabilities.

Net cash provided by operating activities in 2023 was RMB3.0 billion. The difference between this net cash provided by operating activities and net income of RMB1.1 billion in the same period was due to adjustments for non-cash items that primarily include share-based compensation expenses of RMB1.1 billion, unrealized interest and investment income of RMB288.0 million, depreciation and amortization expenses of long-lived assets of RMB258.8 million, and amortization of right-of-use assets of RMB169.1 million, as well as cash released from a decrease in working capital mainly resulting from an increase of RMB733.2 million in deferred revenue, a decrease of RMB123.9 million in prepayments and other current assets, partially offset by a decrease of RMB170.8 million in operating lease liabilities.

Net cash provided by operating activities in 2022 was RMB1.0 billion. The difference between this net cash provided by operating activities and net income of RMB107.2 million in the same period was due to adjustments for non-cash items that primarily include share-based compensation expenses of RMB692.2 million, amortization of right-of-use assets of RMB147.3 million, and depreciation and amortization expenses of long-lived assets of RMB140.1 million, as well as cash used for an increase in working capital mainly resulting from a decrease of RMB143.7 million in operating lease liabilities, partially offset by an increase of RMB102.3 million in deferred revenue.

Investing activities

Net cash used in investing activities in 2024 was RMB2.0 billion (US$276.3 million), primarily consisting of purchases of time deposits of RMB6.1 billion (US$838.0 million), purchases of short-term and long-term investments of RMB10.4 billion (US$1.4 billion) and purchases of property, equipment and software of RMB856.0 million (US$117.3 million), partially offset by maturities of time deposits of RMB7.6 billion (US$1.0 billion) and maturities of short-term and long-term investments of RMB7.9 billion (US$1.1 billion).

Net cash used in investing activities in 2023 was RMB9.9 billion, primarily consisting of purchases of time deposits of RMB9.7 billion, purchases of short-term and long-term investments of RMB9.6 billion and purchases of property, equipment and software of RMB955.5 million, partially offset by maturities of time deposits of RMB4.0 billion and maturities of short-term and long-term investments of RMB6.3 billion.

Net cash used in investing activities in 2022 was RMB2.8 billion, primarily consisting of purchases of time deposits of RMB746.6 million, purchases of short-term investments of RMB4.5 billion and purchases of property, equipment and software of RMB340.1 million, partially offset by maturities of short-term investments of RMB2.7 billion.

Financing activities

Net cash used in financing activities in 2024 was RMB1.5 billion (US$200.1 million), primarily attributable to the repurchase of ordinary shares of RMB1.7 billion (US$226.3 million), partially offset by proceeds from the exercise of share-based awards of RMB191.3 million (US$26.2 million).

Net cash used in financing activities in 2023 was RMB417.0 million, primarily attributable to the payment of dividends of RMB562.9 million and the repurchase of ordinary shares of RMB71.8 million, partially offset by proceeds from the exercise of share-based awards of RMB217.7 million.

Net cash used in financing activities in 2022 was RMB669.2 million, primarily attributable to the repurchase of ordinary shares of RMB918.9 million, partially offset by proceeds from the exercise of share-based awards of RMB249.7 million.

Capital expenditures

Our capital expenditures primarily consist of purchases of servers and other electronic equipment. We incurred capital expenditures of RMB340.1 million, RMB955.5 million and RMB856.0 million (US$117.3 million) in 2022, 2023 and 2024, respectively. We plan to continue to incur capital expenditures in the future to meet our business growth.

Material cash requirements

Our material cash requirements as of December 31, 2024 primarily include operating lease obligations and advertising commitments.

Our operating lease obligations primarily represent our obligations under the lease agreements for our office premises. Advertising commitments relate to purchase obligations for advertising services. We intend to fund our existing and future material cash requirements primarily with our existing cash balance and anticipated cash flows from operations.

The following table sets forth our contractual obligations as of December 31, 2024:

		Payment Due by Period
		Less than			More than
	Total	1 year	1–3 years	3–5 years	5 years

	(in RMB thousands)
Operating lease obligations	318,777	186,825	110,968	20,647	337
Advertising commitments	39,584	38,765	819	—	—

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

Except for those disclosed above, we did not have any significant capital or other commitments, long-term obligations, or guarantees as of December 31, 2024.

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

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period since January 1, 2025 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

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

Business acquisitions

We account for business acquisitions using the acquisition method of accounting in accordance with ASC 805, Business Combinations.

The consideration transferred in an acquisition is measured as the aggregate of the fair value of the assets transferred, liabilities incurred and equity instruments issued as of the acquisition date. Identifiable assets and liabilities acquired or assumed are measured separately at their fair value as of the acquisition date. The excess of total consideration paid, fair value of any non-controlling interest and the acquisition-date fair value of any previously held equity interest in the subsidiary acquired over the fair value of the identifiable net assets acquired is recorded as goodwill.

The application of the acquisition method of accounting requires making significant estimates and assumptions to determine the fair value of assets acquired and liabilities assumed as of the acquisition date, which include, but are not limited to, projected future revenues, forecasted cash flows and discount rates. These estimates and assumptions made are believed to be reasonable, but are inherently uncertain. Unanticipated events and circumstances may occur that could affect either the accuracy or validity of these estimates and assumptions, and actual results may differ from estimates.

Item 6.Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth information regarding our executive officers and directors.

Directors and Executive Officers	Age	Position/Title
Peng Zhao	54	Chairman of the Board of Directors and Chief Executive Officer
Yu Zhang	47	Director and Chief Financial Officer
Xu Chen	49	Director and Chief Marketing Officer
Tao Zhang	43	Director and Chief Technology Officer
Xiehua Wang	37	Director and Vice President of Product
Haiyang Yu	41	Director
Yonggang Sun	54	Independent Director
Yan Li	54	Independent Director
Mengyuan Dong	38	Independent Director

Mr. Peng Zhao is the Founder of our company and has been our chairman of the board and chief executive officer since our inception. He founded our company and has guided our development and growth since then. Mr. Zhao has more than 20 years of experience in the internet industry and more than 26 years of experience in human resources services. He was an investor and took on a senior management role of Quickerbuy Inc., a service e-commerce platform, from 2011 to 2013. From May 2005 to July 2010, Mr. Zhao was at Zhaopin Ltd., a leading online recruitment platform, where he eventually became chief executive officer. From July 1994 to May 2005, Mr. Zhao devoted his time to youth development research and volunteer projects in social organizations and took on various roles in those organizations including the China Youth Volunteers Association. Mr. Zhao received his bachelor’s degree in law from Peking University in 1994.

Mr. Yu Zhang has served as our Chief Financial Officer since September 2019 and as our director since May 2021. Mr. Zhang is in charge of the capital markets activities, accounting and internal control functions of our Group. Mr. Zhang has over 19 years of research and investment experience in the technology, media and telecom industry. Prior to joining us, Mr. Zhang worked at UBS from April 2010 to August 2019, with his last position being the managing director of asset management division. Mr. Zhang worked at BDA from January 2005 to April 2010, with his last position being a director of the company, and an engineer at Ericsson from April 2001 to January 2005. Mr. Zhang graduated from Beijing University of Posts and Telecommunications in 2000.

Mr. Xu Chen has served as our Chief Marketing Officer since December 2016 and as our director since May 2021, and is in charge of the marketing, platform operation and public relations functions of our Group. Mr. Chen has over 24 years of experience in marketing in the Greater China region. Prior to joining us, Mr. Chen was the vice president at Jiuxianwang, a China-based e-commerce company, from November 2015 to November 2016. Mr. Chen received his bachelor’s degree from Beijing Wuzi University.

Mr. Tao Zhang has served as our Chief Technology Officer since our inception and as our director since May 2021, and is in charge of our research and development and IT infrastructure of our Group. Mr. Zhang has over 18 years of experience in the software engineering and internet industry. Prior to joining us, Mr. Zhang served in various companies, including group companies of IBM, Renren Inc., a China-based social media platform, and Baidu Inc., one of the leading Chinese language Internet search service providers. Mr. Zhang received his bachelor’s degree from Beijing Information Engineering College (which was merged with Beijing Institute of Machinery and renamed Beijing Information Science and Technology University in 2008) and master’s degree from Beihang University.

Ms. Xiehua Wang is currently our vice president of product. She has served as our director since April 2022. Ms. Wang has over 12 years of experience in product management in internet companies. Prior to joining us, Ms. Wang was a senior product manager of Lianjia (currently known as KE Holdings Inc.), a leading housing transactions and services platform in China. Ms. Wang worked at a group company of Baidu Inc. from June 2013 to April 2016, with her last position being the senior product designer, and worked at a group company of Renren Inc. from July 2012 to May 2013. Ms. Wang received her bachelor’s and master’s degrees from Communication University of China.

Mr. Haiyang Yu has served as our director since July 2019. Mr. Yu is currently a vice general manager of Tencent Investment, a director of DouYu International Holdings Ltd (Nasdaq: DOYU) and a director of Waterdrop Inc. (NYSE: WDH). Prior to joining Tencent Holdings Limited in August 2011, Mr. Yu worked as a senior associate at WI Harper Group from March 2010 to August 2011. Prior to that, Mr. Yu worked as an associate at China Growth Capital from April 2007 to February 2010. Mr. Yu received his bachelor of engineering degree majoring in civil engineering from Tsinghua University in 2005.

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

Mr. Yan Li has served as our independent director since October 2023. Mr. Li is a seasoned strategic expert with over 21 years of experience in management services, which span across various business sectors, including intellectual property rights protection and technology development. Mr. Li currently serves as the general manager of Metis IP, a company which provides intellectual property rights related services. Prior to joining Metis IP, Mr. Li was formerly the director and general manager of Beijing Runqian Information System Technology Co., Ltd., a PRC-based technology and software development company, from January 2006 to January 2016. Prior to that, Mr. Li was the division general manager of China International Electronic Commerce Center, a China-based nationwide provider of e-commerce services and infrastructure, from November 2000 to June 2002. Mr. Li received his bachelor’s degree in science from Peking University in June 1994.

Ms. Mengyuan Dong has served as our independent director since May 2024. Ms. Dong is a financing and investment expert with over 13 years of experience in capital market industry. Ms. Dong previously held the position of a director at Huaxing Growth Capital from July 2022 to May 2024, during which she was responsible for research and investment initiatives across multiple business sectors, including consumer, internet, social media, healthcare, and property management. Prior to that, Ms. Dong worked in the financial advisory and investment banking departments at China Renaissance Holdings Limited from October 2012 to July 2022, with her last position being a director. Ms. Dong also worked as a public relations manager at Hill & Knowlton (China) Public Relations Co., Ltd. from July 2008 to March 2011. Ms. Dong received her Bachelor of Arts degree from Fudan University in July 2008.

B.	Compensation

Compensation of Directors and Executive Officers

In 2024, we paid or accrued an aggregate of approximately RMB25.7 million (US$3.5 million) in cash to our directors and executive officers as a group, and an aggregate of RMB1.7 million (US$0.2 million) in cash compensation to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our mainland China subsidiaries and the VIE and its subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, maternity insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

Share Incentive Plan 2020

Share Incentive Plan

Our 2020 Share Incentive Plan was adopted in September 2020 and amended and restated in May 2021. The maximum aggregate number of ordinary shares that may be issued under the 2020 Share Incentive Plan is 145,696,410, and it will be increased on the first day of each fiscal year by 1.5% of our total number of issued and outstanding shares on an as-converted basis on the last day of the immediately preceding calendar year; after five of such automatic annual increases, our board of directors will determine the amount of annual increases, if any, to the maximum number of ordinary shares issuable under the 2020 Share Incentive Plan. Our company has undertaken not to grant any further awards pursuant to the 2020 Share incentive Plan after the Listing on the Main Board of the Hong Kong Stock Exchange. As of February 28, 2025, options to purchase a total of 44,234,784 of our Class A ordinary shares and restricted share units to receive a total of 8,137,752 of our Class A ordinary shares were outstanding under the 2020 Share Incentive Plan.

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

Post-IPO Share Scheme

Our Post-IPO Share Scheme was adopted in December 2022. As of February 28, 2025, the maximum aggregate number of ordinary shares that may be granted under the Post-IPO Share Scheme is 55,655,166. As of February 28, 2025, options to purchase a total of 120,000 of our Class A ordinary shares and share awards in the form of restricted share units to receive a total of 23,247,816 of our Class A ordinary shares were outstanding under the Post-IPO Share Scheme.

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

Limits on Grant of Awards.

Unless approved by the shareholders, the total number of Class A ordinary shares issued and to be issued upon exercise of awards granted and to be granted under the Post-IPO Share Scheme and any other share schemes of our company to each eligible participant (including both exercised and outstanding Options) in any 12-month period shall not exceed 1% of the total number of shares in issue.

Eligibility.

We may grant awards to employees (whether full-time or part-time), directors and officers of any member of our Group or any company which is an associate of our company.

Award Letter.

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

The following table summarizes, as of February 28, 2025, the number of ordinary shares underlying outstanding options and restricted share units we granted to our directors and executive officers.

Ordinary Shares
Underlying Options
	and outstanding	Exercise Price
Name	Restricted Share Units	(US$/Share)	Date of Grant	Date of Expiration
Yu Zhang	8,957,750	-~5.33	May 18, 2019 to December 3, 2022	May 18, 2029 to December 3, 2032
Xu Chen	*	-~3.0807	August 1, 2018 to December 3, 2022	August 1, 2028 to December 3, 2032
Tao Zhang	*	-~3.0807	October 16, 2020 to March 27, 2023	October 16, 2030 to March 27, 2033
Xiehua Wang	*	-~3.0807	December 20, 2018 to June 15, 2022	December 20, 2028 to June 15, 2032
Yonggang Sun	*	-~0.0001	July 10, 2021 to June 15, 2023	July 10, 2031 to June 15, 2033
Yan Li	*	—	December 15, 2023	December 15, 2033
Mengyuan Dong	*	—	June 15, 2024	June 15, 2034
All directors and executive officers as a group	11,758,590	—

Note:

*	Less than 1% of our total ordinary shares issued and outstanding as of February 28, 2025.

As of February 28, 2025, our consultants and employees other than directors and executive officers hold options and restricted share units to purchase 63,981,762 Class A ordinary shares. The weighted average exercise price for the options granted to our consultants and employees other than directors and executive officers as of February 28, 2025 was US$3.4938 per share.

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

Audit committee

Our audit committee consists of Mengyuan Dong, Yonggang Sun and Yan Li. Mengyuan Dong is the chairperson of our audit committee. We have determined that Mengyuan Dong, Yonggang Sun and Yan Li satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market and Rule 10A-3 under the Exchange Act. We have determined that Mengyuan Dong qualifies as an “audit committee financial expert.” Our audit committee is also in compliance with Rule 3.21 of the Hong Kong Listing Rules and the Corporate Governance Code set out in Appendix C1 to the Hong Kong Listing Rules. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;
●	reviewing with the independent auditors any audit problems or difficulties and management’s response;
●	discussing the annual audited financial statements with management and the independent auditors;
●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;
●	reviewing and approving all proposed related party transactions;
●	meeting separately and periodically with management and the independent auditors; and monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance; and
●	assuming other duties and responsibilities as required under the Nasdaq Stock Market Rules and the Hong Kong Listing Rules.

Compensation committee

Our compensation committee consists of Yonggang Sun, Mengyuan Dong and Peng Zhao. Yonggang Sun is the chairperson of our compensation committee. We have determined that Yonggang Sun and Mengyuan Dong satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market. Our compensation committee is also in compliance with Rule 3.25 of the Hong Kong Listing Rules and the Corporate Governance Code set out in Appendix C1 to the Hong Kong Listing Rules. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

Corporate governance committee

Our corporate governance committee consists of Yan Li, Yonggang Sun and Mengyuan Dong. Yan Li is the chairperson of our corporate governance committee. We have determined that Yan Li, Yonggang Sun and Mengyuan Dong satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market. Our corporate governance committee is also in compliance with the requirements in the Corporate Governance Code set out in Appendix C1 to the Hong Kong Listing Rules and Chapter 8A of the Hong Kong Listing Rules. The corporate governance committee ensures that we are operated and managed for the benefit of all shareholders and to ensure our company’s compliance with the Nasdaq Stock Market Rules and Hong Kong Listing Rules and safeguards relating to our weighted voting rights structures, and develop and recommend to the board a set of corporate governance guideline. The corporate governance committee is responsible for, among other things:

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

Board Diversity Matrix (As of February 28, 2025)
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

We had a total of 5,688, 5,346 and 5,602 full-time employees as of December 31, 2024, 2023 and 2022, respectively. Most of the employees are located in mainland China. The following table sets forth the number of our full-time employees as of December 31, 2024, by function:

Function	Number
Sales and marketing	2,894
Research and development	1,331
Operations	1,008
General administration	455
Total	5,688

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

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares on an as-converted basis as of February 28, 2025 by:

●	each of our directors and executive officers; and
●	each of our principal shareholders who beneficially own 5% or more of our total issued and outstanding shares.

The calculations in the table below are based on 731,041,005 Class A ordinary shares and 138,430,401 Class B ordinary shares issued and outstanding as of February 28, 2025.

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

Ordinary Shares Beneficially Owned
Total
			ordinary		% of
	Class A	Class B	shares on an		aggregate
	ordinary	ordinary	as converted		voting
	Shares	Shares	basis	%	power
Directors and Officers**:
Peng Zhao(1)	—	138,430,401	138,430,401	15.9	65.4
Yu Zhang	*	—	*	*	*
Xu Chen	*	—	*	*	*
Tao Zhang	*	—	*	*	*
Xiehua Wang	*	—	*	*	*
Haiyang Yu	—	—	—	—	—
Yonggang Sun	*	—	*	*	*
Yan Li	*	—	*	*	*
Mengyuan Dong	*	—	*	*	*
All directors and officers as a group	13,998,282	138,430,401	152,428,683	17.3	65.8
Principal Shareholders:
TECHWOLF LIMITED(1)	—	138,430,401	138,430,401	15.9	65.4
Image Frame Investment (HK) Limited(2)	73,500,369	—	73,500,369	8.5	3.5

Notes:

*	Less than 1% of our total ordinary shares on an as-converted basis outstanding as of February 28, 2025.
**

Except as indicated otherwise below, the business address of our directors and executive officers is 21/F, GrandyVic Building, Taiyanggong Middle Road, Chaoyang District, Beijing 100020, People’s Republic of China.

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

(1)	Represents 138,430,401 Class B ordinary shares held by TECHWOLF LIMITED, a British Virgin Islands company. The entire interest in TECHWOLF LIMITED is held by a trust established by Mr. Peng Zhao as the settlor for the benefit of Mr. Zhao and his family. The registered office address of TECHWOLF LIMITED is Start Chambers, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands.

(2)	Represents 73,500,369 Class A ordinary shares held by Image Frame Investment (HK) Limited, a company incorporated in Hong Kong. Image Frame Investment (HK) Limited is a subsidiary of Tencent Holdings Limited, or Tencent, a public company listed on the Hong Kong Stock Exchange (HKSE: 0700). The registered address of Image Frame Investment (HK) Limited and Tencent Holding Limited is Level 29, Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong.

To our knowledge, as of February 28, 2025, an aggregate of 690,060,739 of our ordinary shares are held by record holders in the United States (including an aggregate of 690,060,738 ordinary shares held by Citibank, N.A., the depositary of our ADS program). We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

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

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—B. Compensation.”

Share Incentive Plans

See “Item 6. Directors, Senior Management and Employees—B. Compensation.”

Other Related Party Transactions

Transactions with Tencent affiliates.

Tencent Holdings Limited is one of our major beneficial owners. We purchase cloud services, online payment platform clearing services and other services from companies under the control of Tencent Holdings Limited. For the years ended December 31, 2022, 2023 and 2024, the expenses we incurred for such services amounted to RMB30.8 million, RMB28.6 million and RMB21.0 million (US$2.9 million), respectively.

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

Pursuant to an announcement posted by CAC, on July 5, 2021 relating to the cybersecurity review, our BOSS Zhipin app was required to suspend new user registration starting from the date thereof to cooperate with the cybersecurity review and prevent the expansion of risks. We have diligently provided our full cooperation in the national cybersecurity review, rigorously addressed the cybersecurity issues identified in the review process, and have taken comprehensive rectification measures. As approved by the Cybersecurity Review Office of the CAC, we have recommenced new user registration on our BOSS Zhipin app, effective from June 29, 2022. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Our business is subject to complex and evolving laws and regulations in mainland China on data protection and cybersecurity. Any failure or perceived failure to comply with these laws and regulations could result in penalties, claims, changes to our business practices, negative publicity, legal proceedings, increased cost of operations, or declines in user growth or engagement, or otherwise harm our business” and “—We have been and may in the future be subject to legal proceedings during the course of our business operations. Our directors, management, shareholders and employees also have been and may in the future be subject to legal proceedings, which could adversely affect our reputation and results of operations.”

Dividend Policy

In November 2023 our board of directors approved a special cash dividend in the amount of US$0.09 per Class A ordinary share, or US$0.18 per ADS. The aggregate amount of the dividend was approximately US$79.2 million.

Our board of directors has discretion on whether to distribute dividends from time to time. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. In either case, all dividends are subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium account, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business immediately following the date on which the dividend is proposed to be paid. Our company currently does not have a predetermined dividend payout ratio. Our board of directors may declare, and our company may pay, dividends after taking into account the results of operations, financial condition, cash flow, operating and capital expenditure requirements, future business development strategies and estimates and other factors as they may deem relevant.

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

Our Class A ordinary shares have been listed on the Hong Kong Stock Exchange since December 22, 2022 under the stock code “2076.”

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ADSs have been listed on the Nasdaq Global Select Market since June 11, 2021 under the symbol “BZ.”

Our Class A ordinary shares have been listed on the Hong Kong Stock Exchange since December 22, 2022 under the stock code “2076.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10.Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

The following are summaries of material provisions of our currently effective memorandum and articles of association and of the Companies Act (As Revised) of the Cayman Islands, or the Companies Act, insofar as they relate to the material terms of our ordinary shares.

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

Voting Rights. Holders of Class A ordinary shares and Class B ordinary shares shall, at all times, vote together as one class on all matters submitted to a vote by the members at any general meeting of our company. On a poll, each Class A ordinary share shall be entitled to one vote on all matters subject to the vote at general meetings of our company, and each Class B ordinary share shall be entitled to ten votes on all matters subject to the vote at general meetings of our company, save that each Class B ordinary share shall entitle its holder to one vote on a poll at a general meeting in respect of a resolution on (a) any amendment to our memorandum and articles of association, including the variation of the rights attached to any class of shares; (b) the appointment, election or removal of any independent non-executive director; (c) the appointment or removal of the auditors; or (d) the voluntary liquidation or winding-up of our company. Voting at any meeting of shareholders shall be decided on a poll, save that the chairperson of the meeting may, in good faith, allow a resolution which relates purely to a procedural or administrative matter as prescribed under the Hong Kong Listing Rules to be voted on by a show of hands.

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

Shareholders’ general meetings may be convened by our chairperson or our board of directors (acting by a resolution of the Board). Advance notice of not less than 21 days is required for the convening of our annual general shareholders’ meeting and advance notice of not less than 14 days is required for the convening of any other general meeting of our shareholders. A quorum required for any general meeting of shareholders consists of at least one shareholder present or by proxy, representing not less than 10% of all votes attaching to the issued and outstanding shares in our company entitled to vote at general meeting.

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

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our memorandum and articles of association allow any one or more of our shareholders holding shares which carry in aggregate not less than one-tenth of the total number votes attaching to all issued and outstanding shares of our company that as at the date of the deposit carry the right to vote at general meetings to requisition an extraordinary general meeting of our shareholders, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders’ meeting, our memorandum and articles of association do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings. As a Cayman Islands exempted company, we are not obliged by law to call shareholders’ annual general meetings.

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

The following summary of the material Cayman Islands, PRC and U.S. federal income tax consequences of an investment in the ADSs or ordinary shares is based upon laws and interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in the ADSs or ordinary shares, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, the People’s Republic of China and the United States.

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

Although the law in this regard is not entirely clear, we treat the VIE (including the VIE’s subsidiaries) as being owned by us for U.S. federal income tax purposes because we control their management decisions and are entitled to substantially all of the economic benefits associated with them. As a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of the VIE for U.S. federal income tax purposes, we may be treated as a PFIC for the current taxable year and any subsequent taxable year.

Assuming that we are the owner of the VIE for U.S. federal income tax purposes, we do not believe that we were a PFIC for the taxable year ended December 31, 2024 and do not expect to be a PFIC for the current taxable year or the foreseeable future. While we do not expect to be or become a PFIC, no assurance can be given in this regard because the determination of whether we will be or become a PFIC for any taxable year is a fact intensive determination made annually that depends, in part, upon the composition and classification of our income and assets. Fluctuations in the market price of our Class A ordinary shares and ADSs may cause us to be or become classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of our Class A ordinary shares and ADSs from time to time (which may be volatile). If our market capitalization subsequently declines, we may be or become classified as a PFIC for the current taxable year or future taxable years. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where revenues from activities that produce passive income significantly increase relative to our revenues from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of being or becoming classified as a PFIC may substantially increase.

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

Sale or other disposition

A U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of our ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or ordinary shares. Any capital gain or loss will be long-term if the ADSs or ordinary shares have been held for more than one year and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes, which may limit the ability to receive a foreign tax credit. Long-term capital gain of individuals and certain other non-corporate U.S. Holders will generally be eligible for a reduced rate of taxation. The deductibility of a capital loss may be subject to limitations. In the event that gain from the disposition of the ADSs or ordinary shares is subject to tax in mainland China, a U.S. Holder that is eligible for the benefits of the Treaty may treat such gain as mainland China-source gain under the Treaty. Pursuant to the Treasury Regulations (the applicability of which has been postponed until further guidance is issued), if a U.S. Holder is not eligible for the benefits of the Treaty or does not elect to apply the Treaty, then such U.S. Holder may not be able to claim a foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or ordinary shares. The rules regarding foreign tax credits and deduction of foreign taxes are complex. U.S. Holders should consult their tax advisors regarding the availability of a foreign tax credit or deduction in light of their particular circumstances, including their eligibility for benefits under the Treaty and the potential impact of the Treasury Regulations.

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

In accordance with Nasdaq Stock Market Rule 5250(d), we will post this annual report on Form 20-F on our website at http://ir.zhipin.com. The information contained on our website or available through our website is not incorporated by reference into and should not be considered a part of this annual report, and any references to our website throughout this annual report are inactive textual references only.

In addition, we will provide hardcopies of our annual report free of charge to shareholders and ADS holders upon request.

I.	Subsidiary Information

Not applicable.

J.Annual Report to Securities Holders

As an issuer listed on the Hong Kong Stock Exchange, we are required to publish an annual report for the fiscal year ended December 31, 2024, which we plan to furnish as an exhibit to a current report on Form 6-K via EDGAR to be filed on the same date of this annual report on Form 20-F. The information contained is not incorporated by reference into and should not be considered a part of this annual report.

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

As of December 31, 2024, we had RMB-denominated cash and cash equivalents, short-term time deposits and short-term investments of RMB6.7 billion, and U.S. dollar-denominated cash and cash equivalents, short-term time deposits and short-term investments of US$1.1 billion. Assuming we had converted RMB6.7 billion into U.S. dollars at the exchange rate of RMB7.2993 for US$1.00 as of the end of 2024, our U.S. dollar cash balance would have been US$2.0 billion. If the RMB had depreciated by 10% against the U.S. dollar, our U.S. dollar cash balance would have been US$1.9 billion instead. Assuming we had converted US$1.1 billion into RMB at the exchange rate of RMB7.2993 for US$1.00 as of the end of 2024, our RMB cash balance would have been RMB14.8 billion. If the RMB had appreciated by 10% against the U.S. dollar, our RMB cash balance would have been RMB14.0 billion instead.

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

The depositary for the American Depositary Shares is Citibank, N.A., whose depositary offices are located at 388 Greenwich Street, New York, New York 10013.

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
Up to US $5.00 per 100 ADSs (or fraction thereof) issued.

● Cancellation of ADSs (e.g., a cancellation of ADSs for delivery of deposited property, upon a change in the ADS(s)-to-Class A ordinary share(s) ratio, or for any other reason)	Up to US $5.00 per 100 ADSs (or fraction thereof) cancelled.

● Distribution of cash dividends or other cash distributions (e.g., upon a sale of rights and other entitlements)	Up to US $5.00 per 100 ADSs (or fraction thereof) held.

● Distribution of ADSs pursuant to (i) stock dividends or other free stock distributions, or (ii) exercise of rights to purchase additional ADSs	Up to US $5.00 per 100 ADSs (or fraction thereof) held.

● Distribution of securities other than ADSs or rights to purchase additional ADSs (e.g., upon a spin-off)	Up to US $5.00 per 100 ADSs (or fraction thereof) held.

● ADS Services	Up to US$5.00 per 100 ADS (or fraction thereof) held on the applicable record date(s) established by the depositary

● Registration of ADS transfers (e.g., upon a registration of the transfer of registered ownership of ADSs, upon a transfer of ADSs into DTC and vice versa, or for any other reason)	Up to US$5.00 per 100 ADSs (or fraction thereof) transferred.

●
Conversion of ADSs of one series for ADSs of another series (e.g., upon conversion of Partial Entitlement ADSs for Full Entitlement ADSs, or upon conversion of Restricted ADSs (each as defined in the deposit agreement) into freely transferable ADSs, and vice versa).
Up to US$$5.00 per 100 ADSs (or fraction thereof) converted.

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

The transaction costs of dealings in our Class A ordinary shares on the Hong Kong Stock Exchange include:

●	Hong Kong Stock Exchange trading fee of 0.00565% of the consideration of the transaction, charged to each of the buyer and seller;
●	SFC transaction levy of 0.0027% of the consideration of the transaction, charged to each of the buyer and seller;
●	AFRC transaction levy of 0.00015% of the consideration of the transaction, charged to each of the buyer and seller;
●	trading tariff of HK$0.50 on each and every purchase or sale transaction. The decision on whether or not to pass the trading tariff onto investors is at the discretion of brokers;
●	transfer deed stamp duty of HK$5.00 per transfer deed (if applicable), payable by the seller;
●	ad valorem stamp duty at a total rate of 0.2% of the value of the transaction, with 0.1% payable by each of the buyer and the seller;
●	stock settlement fee, which is currently 0.002% of the gross transaction value, subject to a minimum fee of HK$2.00 and a maximum fee of HK$100.00 per side per trade;
●	brokerage commission, which is freely negotiable with the broker (other than brokerage commissions for IPO transactions which are currently set at 1% of the subscription or purchase price and will be payable by the person subscribing for or purchasing the securities); and
●	the Hong Kong share registrar will charge HK$2.50 for each transfer of ordinary shares from one registered owner to another, each share certificate canceled or issued by it and any applicable fee as stated in the share transfer forms used in Hong Kong.

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

As described in further detail below, holders of Class A ordinary shares registered on the Hong Kong Share Register will be able to deposit their Class A ordinary shares for delivery of ADSs and surrender their ADSs for cancelation and delivery of Class A ordinary shares. To facilitate deposits of Class A ordinary shares with the depositary for delivery of ADSs for trading on Nasdaq and surrender of ADSs to the depositary for cancelation and delivery of Class A ordinary shares for trading on the Hong Kong Stock Exchange, we moved a portion of our issued Class A ordinary shares represented by the ADS from our Cayman share register to our Hong Kong share register.

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

All costs attributable to the transfer of shares to effect a withdrawal from or deposit of Class A ordinary shares into our ADS program will be borne by the investor requesting the transfer. In particular, holders of Ordinary Shares and ADSs should note that the Hong Kong share registrar will charge HK$2.50 for each transfer of Class A ordinary shares from one registered owner to another, each share certificate canceled or issued by it and any applicable fee as stated in the share transfer forms used in Hong Kong. In addition, holders of Class A ordinary shares and ADSs must pay up to US$5.00 per 100 ADSs (or portion thereof) for each issuance of ADSs and each cancelation of ADSs, as the case may be, in connection with the deposit of Class A ordinary shares into, or withdrawal of Class A ordinary shares from, our ADS program.

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

For the period from June 10, 2021, the date that the registration statement was declared effective by the SEC, to December 31, 2024, we have not used any of the net proceeds. There is no material change in the use of proceeds as described in the registration statement. We still intend to use the proceeds from our initial public offering in the manner disclosed in our registration statement on Form F-1.

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

Based upon that evaluation, our management has concluded that, as of December 31, 2024, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management including our chief executive officer and chief financial officer assessed the effectiveness of internal control over financial reporting as of December 31, 2024 using the criteria set forth in the report “Internal Control—Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2024.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm, PricewaterhouseCoopers Zhong Tian LLP, has audited the effectiveness of our company’s internal control over financial reporting as of December 31, 2024, as stated in its report, which appears on page F-2 of this annual report on Form 20-F.

Item 16A.Audit Committee Financial Expert

Our board of directors has determined that Mengyuan Dong, a member of our audit committee and an independent director (under the standards set forth in Rule 5605(c)(2) of the Nasdaq Stock Market Rules and Rule 10A-3 under the Securities Exchange Act of 1934), is an audit committee financial expert.

Item 16B.Code of Ethics

Our board of directors adopted a code of business conduct and ethics in May 2021 that applies to our directors, officers and employees. We have posted a copy of our code of business conduct and ethics on our website at https://ir.zhipin.com. The information contained on our website or available through our website is not incorporated by reference into and should not be considered a part of this annual report, and any references to our website throughout this annual report are inactive textual references only.

Item 16C.Principal Accountant Fees and Services

We engaged PricewaterhouseCoopers Zhong Tian LLP as the external auditor for our annual report on Form 20-F, and PricewaterhouseCoopers in Hong Kong as the external auditor for our Hong Kong annual report. The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our principal external auditors for the periods indicated. We did not pay any other fees to our auditors during the periods indicated below.

	For the Year Ended December 31,
	2023	2024
	RMB	RMB	US$

	(in thousands)
Audit fees(1)	13,240	12,442	1,705
All other fees(2)	375	377	52

Notes:

(1)	“Audit fees” mainly represents the aggregate fees billed for professional services rendered by our principal external auditors for the audit of our annual financial statements and internal controls over financial reporting and the review of our quarterly financial information.
(2)	“All other fees” represents the aggregate fees billed for professional services other than those reported under “Audit fees” rendered by our principal external auditors and its affiliates.

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

Item 16E.Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In March 2023, our board of directors authorized a share repurchase program, under which we may repurchase up to US$150 million of our shares (including in the form of ADSs) over the following 12 months. This share repurchase program expired on March 19, 2024.

In March 2024, our board of directors authorized a new share repurchase program effective from March 20, 2024 for a 12-month period, under which we may repurchase up to US$200 million of our shares (including in the form of ADSs).

In August 2024, our board of directors authorized a new share repurchase program, or the New Share Repurchase Program, effective from August 29, 2024 for a 12-month period, under which we may repurchase up to US$150 million of our shares (including in the form of ADSs). This New Share Repurchase Program operates in conjunction with the previous share repurchase program that became effective on March 20, 2024.

The table below is a summary of our repurchases in 2024, which were all conducted in the open market pursuant to the share repurchase programs adopted by us.

				Approximate
				Dollar
				Value of ADSs
	Total	Average	Total Number of	that
	Number	Price	ADSs Purchased as Part	May Yet to Be
	of ADSs	Paid Per	of the Publicly	Purchased Under
Period	Purchased	ADS	Announced Plans	the Plans
March 1- March 31, 2024	275,462	US$18.14	275,462	US$194,997,004
April 1-April 30, 2024	123,298	US$17.87	123,298	US$192,791,026
May 1-May 31, 2024	374,622	US$21.35	374,622	US$184,783,785
June 1- June 30, 2024	659,810	US$19.69	659,810	US$171,778,870
July 1- July 31, 2024	3,262,272	US$14.12	3,262,272	US$125,666,503
August 1- August 31, 2024	1,431,520	US$13.17	1,431,520	US$256,786,749*
September 1- September 30, 2024	3,450,876	US$12.31	3,450,876	US$214,233,309
October 1- October 31, 2024	1,422,417	US$14.79	1,422,417	US$193,163,144
November 1-November 30, 2024	3,299,123	US$13.63	3,299,123	US$148,143,738
December 1-December 31, 2024	1,937,589	US$13.87	1,937,589	US$121,229,733
Total	16,236,989	US$14.07	16,236,989	US$121,229,733

*The increase was due to the adoption of the New Share Repurchase Program in August 2024.

Item 16F.Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.Corporate Governance

As a Cayman Islands company listed on the Nasdaq Global Select Market, we are subject to the Nasdaq Stock Market Rules. However, the Nasdaq Stock Market Rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq Stock Market’s corporate governance listing standards applicable to U.S. domestic issuers. We are a “controlled company” as defined under the Nasdaq Stock Market Rules because Mr. Peng Zhao, our Founder, Chairman and Chief Executive Officer, beneficially owns more than 50% of our total voting power. For so long as we remain a controlled company under that definition, we are permitted to, and rely on, certain exemptions from corporate governance rules. Our board of directors is not composed of a majority of independent directors. Furthermore, not all members of our compensation committee and nomination committee are independent directors. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Shares and Our ADSs—As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with such corporate governance listing standards” and “—We are a “controlled company” within the meaning of the Nasdaq Stock Market Rules and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.”

Item 16H.Mine Safety Disclosure

Not applicable.

Item 16I.Disclosure Regarding Foreign Jurisdictions That Prevent Inspections

Not applicable.

Item 16J.Insider Trading Policies

Our board of directors has established insider trading policies and procedures to provide guidance on the purchases, sales, and other dispositions of our securities by our directors, officers, employees and other relevant persons, with the goal of promoting compliance with applicable insider trading laws, rules and regulations, and the listing standards of Nasdaq.

The Amended and Restated Statement of Policies Governing Material, Non-Public Information and the Prevention of Insider Trading is filed as Exhibit 11.2 to this annual report on Form 20-F.

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

Our core management member responsible for assessing and managing the risks associated with significant cybersecurity threats is Mr. Tao Zhang, our executive director and Chief Technology Officer. Mr. Zhang has served as our Chief Technology Officer since our inception, and is in charge of the research and development and information technology infrastructure of our Group. Mr. Zhang led the establishment of our cybersecurity operations team in 2017 and has been directly managing our cybersecurity operations team since then. Mr. Zhang has ample experience in cybersecurity management. He has over 18 years of experience in the software engineering and internet industry. Mr. Zhang received his bachelor’s degree from Beijing Information Engineering College (which was merged with Beijing Institute of Machinery and renamed Beijing Information Science and Technology University in 2008) and master’s degree from Beihang University.

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

2.4	Description of Securities (incorporated hereby reference to Exhibit 2.5 to the annual report on Form 20-F (File No. 001-40460) filed with the Securities and Exchange Commission on April 27, 2023)

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

Exhibit Number	Description of Document

4.3

Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated hereby reference to Exhibit 10.2 to the registration statement on Form F-1(File No. 333-256391), as amended, initially filed with the Securities and Exchange Commission on May 21, 2021)

4.4

Form of Employment Agreement between the Registrant and its executive officers (incorporated hereby reference to Exhibit 10.3 to the registration statement on Form F-1(File No. 333-256391), as amended, initially filed with the Securities and Exchange Commission on May 21, 2021)

4.5

English translation of the executed form of the Powers of Attorney respectively granted by each shareholders of the VIE dated January 1, 2024 and as currently in effect (incorporated hereby reference to Exhibit 4.5 to the annual report on Form 20-F (File No. 001-40460) filed with the Securities and Exchange Commission on April 29, 2024)

4.6

English translation of the Equity Pledge Agreement among our WFOE, the VIE and shareholders of the VIE dated January 1, 2024 (incorporated hereby reference to Exhibit 4.6 to the annual report on Form 20-F (File No. 001-40460) filed with the Securities and Exchange Commission on April 29, 2024)

4.7

English translation of the Exclusive Technology and Service Co-operation Agreement among our WFOE, the VIE and shareholders of the VIE dated January 1, 2024 (incorporated hereby reference to Exhibit 4.7 to the annual report on Form 20-F (File No. 001-40460) filed with the Securities and Exchange Commission on April 29, 2024)

4.8

English translation of the Exclusive Purchase Option Agreement among our WFOE, the VIE and shareholders of the VIE dated January 1, 2024 (incorporated hereby reference to Exhibit 4.8 to the annual report on Form 20-F (File No. 001-40460) filed with the Securities and Exchange Commission on April 29, 2024)

4.9

English translation of executed form of the Spousal Consent Letter respectively granted by the spouse of each individual shareholder of the VIE, dated January 1, 2024 and as currently in effect, and a schedule of all executed Spousal Consent Letters adopting the same form (incorporated hereby reference to Exhibit 4.9 to the annual report on Form 20-F (File No. 001-40460) filed with the Securities and Exchange Commission on April 29, 2024)

8.1

List of Significant Subsidiaries and VIE of the Registrant (incorporated hereby reference to Exhibit 8.1 to the annual report on Form 20-F (File No. 001-40460) filed with the Securities and Exchange Commission on April 29, 2024)

11.1

Code of Business Conduct and Ethics of the Registrant (incorporated hereby reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-256391), as amended, initially filed with the Securities and Exchange Commission on May 21, 2021)

11.2*	Amended and Restated Statement of Policies Governing Material, Non-Public Information and the Prevention of Insider Trading of the Registrant

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm

15.2*	Consent of Tian Yuan Law Firm

Exhibit Number	Description of Document

15.3*	Consent of Maples and Calder (Hong Kong) LLP

97

Clawback Policy of the Registrant (incorporated hereby reference to Exhibit 97 to the annual report on Form 20-F (File No. 001-40460) filed with the Securities and Exchange Commission on April 29, 2024)

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

Date: April 10, 2025

KANZHUN LIMITED

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of KANZHUN LIMITED

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of KANZHUN LIMITED and its subsidiaries (the “Company”) as of December 31, 2024 and 2023, and the related consolidated statements of comprehensive income, of cash flows and of changes in shareholders’ equity for each of the three years in the period ended December 31, 2024, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Revenue recognition for online recruitment services to enterprise customers

As described in Notes 2(p) and 12 to the consolidated financial statements, revenues derived from online recruitment services to enterprise customers were RMB7,270.0 million for the year ended December 31, 2024. Revenues derived from online recruitment services to enterprise customers are recognized when or as control of services is transferred to a customer. Depending on the terms of the contract, the control of services may be transferred at a point in time or over time.

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

April 10, 2025

We have served as the Company’s auditor since 2019.

KANZHUN LIMITED

CONSOLIDATED BALANCE SHEETS

		As of December 31,
	Notes	2023	2024
		RMB	RMB	US$
				Note 2(e)
		(In thousands, except share and per share data)
ASSETS
Current assets
Cash and cash equivalents		2,472,959	2,553,090	349,772
Short-term time deposits	2(i)	6,922,803	5,488,631	751,939
Short-term investments	5	3,513,885	6,639,389	909,593
Accounts and notes receivable, net		16,727	40,713	5,578
Inventories		—	3,042	417
Amounts due from related parties	17	3,966	7,258	994
Prepayments and other current assets	6	442,697	368,260	50,451
Total current assets		13,373,037	15,100,383	2,068,744
Non-current assets
Long-term investments	5	2,473,128	1,914,530	262,290
Property, equipment and software, net	7	1,793,488	1,733,786	237,528
Right-of-use assets, net	13	282,612	302,856	41,491
Intangible assets, net	8	8,093	252,589	34,605
Goodwill		5,690	6,528	894
Other non-current assets		4,000	—	—
Total non-current assets		4,567,011	4,210,289	576,808
Total assets		17,940,048	19,310,672	2,645,552
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	9	629,216	110,668	15,162
Deferred revenue	2(p)	2,794,075	3,084,839	422,621
Other payables and accrued liabilities	10	779,046	815,767	111,760
Operating lease liabilities, current	13	155,014	180,782	24,767
Total current liabilities		4,357,351	4,192,056	574,310
Non-current liabilities
Operating lease liabilities, non-current	13	125,079	121,345	16,624
Deferred tax liabilities	14	28,425	34,451	4,720
Total non-current liabilities		153,504	155,796	21,344
Total liabilities		4,510,855	4,347,852	595,654
Commitments and contingencies	19
Shareholders’ equity
Ordinary shares (US$0.0001 par value; 1,800,000,000 Class A ordinary shares and 200,000,000 Class B ordinary shares authorised; 750,523,103 Class A ordinary shares issued and 740,172,377 outstanding, 139,630,401 Class B ordinary shares issued and outstanding as of December 31, 2023; 761,663,103 Class A ordinary shares issued and 730,807,661 outstanding, 138,490,401 Class B ordinary shares issued and outstanding as of December 31, 2024)		564	571	78
Treasury shares	11	(479,730)	(1,519,708)	(208,199)
Additional paid-in capital		15,496,811	16,234,535	2,224,122
Statutory reserves		5,000	15,051	2,062
Accumulated other comprehensive income		898,810	1,054,562	144,475
Accumulated deficit		(2,492,253)	(917,640)	(125,716)
Total KANZHUN LIMITED shareholders’ equity		13,429,202	14,867,371	2,036,822
Non-controlling interests		(9)	95,449	13,076
Total shareholders’ equity		13,429,193	14,962,820	2,049,898
Total liabilities and shareholders’ equity		17,940,048	19,310,672	2,645,552

The accompanying notes are an integral part of these consolidated financial statements.

KANZHUN LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		For the year ended December 31,
	Notes	2022	2023	2024
		RMB	RMB	RMB	US$
					Note 2(e)
		(In thousands, except share and per share data)
Revenues
Online recruitment services to enterprise customers		4,461,282	5,889,101	7,270,026	995,989
Others		49,780	62,927	85,651	11,734
Total revenues	12	4,511,062	5,952,028	7,355,677	1,007,723
Operating cost and expenses
Cost of revenues		(754,861)	(1,059,861)	(1,239,712)	(169,840)
Sales and marketing expenses		(2,000,900)	(1,991,226)	(2,073,052)	(284,007)
Research and development expenses		(1,182,716)	(1,543,568)	(1,815,809)	(248,765)
General and administrative expenses		(719,699)	(811,787)	(1,093,949)	(149,870)
Total operating cost and expenses		(4,658,176)	(5,406,442)	(6,222,522)	(852,482)
Other operating income, net		17,595	35,385	39,791	5,451
(Loss)/Income from operations		(129,519)	580,971	1,172,946	160,692
Interest and investment income, net		226,482	606,757	625,282	85,663
Foreign exchange gain/(loss)		8,627	1,088	(68)	(9)
Other income, net		11,406	32,973	34,500	4,726
Income before income tax expenses		116,996	1,221,789	1,832,660	251,072
Income tax expenses	14	(9,751)	(122,571)	(265,634)	(36,392)
Net income		107,245	1,099,218	1,567,026	214,680
Net loss attributable to non-controlling interests		—	9	17,638	2,416
Net income attributable to ordinary shareholders of KANZHUN LIMITED		107,245	1,099,227	1,584,664	217,096
Weighted average number of ordinary shares used in computing net income per share	16
— Basic		868,941,151	870,304,878	881,882,225	881,882,225
— Diluted		912,141,991	902,735,995	909,228,757	909,228,757
Net income per share attributable to ordinary shareholders of KANZHUN LIMITED	16
— Basic		0.12	1.26	1.80	0.25
— Diluted		0.12	1.22	1.74	0.24
Other comprehensive income, net of tax
Foreign currency translation adjustments		952,949	186,976	154,202	21,126
Unrealized gains on available-for-sale investments		—	16,650	1,701	233
Total other comprehensive income		952,949	203,626	155,903	21,359
Total comprehensive income		1,060,194	1,302,844	1,722,929	236,039
Comprehensive loss attributable to non-controlling interests		—	9	17,487	2,396
Comprehensive income attributable to ordinary shareholders of KANZHUN LIMITED		1,060,194	1,302,853	1,740,416	238,435

The accompanying notes are an integral part of these consolidated financial statements.

KANZHUN LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
				Note 2(e)
	(In thousands)
Cash flows from operating activities
Net income	107,245	1,099,218	1,567,026	214,680
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation	692,204	1,056,967	1,143,685	156,683
Depreciation of property, equipment and software	139,470	256,594	468,378	64,168
Amortization of intangible assets	608	2,158	33,504	4,590
Amortization of right-of-use assets	147,322	169,137	184,601	25,290
(Gain)/Loss from disposal of property, equipment and software	(96)	183	649	89
Foreign exchange (gain)/loss	(8,627)	(1,088)	68	9
Interest and investment income	(43,716)	(288,042)	(11,140)	(1,526)
Deferred income tax expenses	9,324	14,083	8,538	1,170
Allowance for credit losses	336	86	793	109
Changes in operating assets and liabilities:
Accounts and notes receivable	(5,982)	(7,037)	(17,487)	(2,396)
Inventories	—	—	(3,042)	(417)
Prepayments and other current assets	13,321	123,933	133,760	18,325
Amounts due from related parties	901	1,748	(3,249)	(445)
Other non-current assets	—	—	4,000	548
Accounts payable	10,179	24,744	(28,677)	(3,928)
Deferred revenue	102,322	733,183	289,505	39,662
Other payables and accrued liabilities	(18,037)	31,931	(47,933)	(6,566)
Operating lease liabilities	(143,732)	(170,789)	(180,484)	(24,725)
Net cash provided by operating activities	1,003,042	3,047,009	3,542,495	485,320
Cash flows from investing activities
Purchases of property, equipment and software	(340,120)	(955,511)	(856,047)	(117,278)
Disposal of property, equipment and software	324	6,953	120	16
Purchases of time deposits	(746,640)	(9,698,390)	(6,117,060)	(838,034)
Maturities of time deposits	—	3,982,982	7,600,176	1,041,220
Purchases of short-term and long-term investments	(4,466,418)	(9,563,742)	(10,396,017)	(1,424,248)
Maturities of short-term and long-term investments	2,746,201	6,289,129	7,902,150	1,082,590
Payments for business acquisitions, net of cash acquired	(9,928)	(66)	(150,221)	(20,580)
Net cash used in investing activities	(2,816,581)	(9,938,645)	(2,016,899)	(276,314)
Cash flows from financing activities
Proceeds from exercise of share-based awards	249,662	217,712	191,320	26,211
Repurchase of ordinary shares	(918,894)	(71,835)	(1,651,859)	(226,304)
Payment of dividends	—	(562,899)	—	—
Net cash used in financing activities	(669,232)	(417,022)	(1,460,539)	(200,093)
Effect of exchange rate changes on cash and cash equivalents	892,837	29,793	15,074	2,065
Net (decrease)/increase in cash and cash equivalents	(1,589,934)	(7,278,865)	80,131	10,978
Cash and cash equivalents at beginning of the year	11,341,758	9,751,824	2,472,959	338,794
Cash and cash equivalents at end of the year	9,751,824	2,472,959	2,553,090	349,772

Supplemental cash flow disclosure
Cash paid for income tax	101,293	133,456	306,758	42,026

Supplemental disclosures of non-cash investing and financing activities
Changes in payables for purchase of property, equipment and software	122,155	419,175	(527,372)	(72,250)
Changes in consideration payable for share repurchase	—	113,802	(20,324)	(2,784)

The accompanying notes are an integral part of these consolidated financial statements.

KANZHUN LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

		Attributable to KANZHUN LIMITED
		Ordinary shares
		Number					Accumulated other			Total
		of shares		Treasury	Additional	Statutory	comprehensive	Accumulated	Non-controlling	shareholders’
	Notes	outstanding	Amount	shares	paid-in capital	reserves	(loss)/income	deficit	interests	equity
			RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
		(In thousands, except share data)
Balance as of January 1, 2022		868,685,634	554	—	14,624,386	—	(257,765)	(3,693,119)	—	10,674,056
Cumulative effect of adoption of credit loss guidance	2(k)	—	—	—	—	—	—	(606)	—	(606)
Net income		—	—	—	—	—	—	107,245	—	107,245
Foreign currency translation adjustments		—	—	—	—	—	952,949	—	—	952,949
Share-based compensation		—	—	—	692,204	—	—	—	—	692,204
Exercise of share options and vesting of restricted share units (“RSUs”)		14,372,840	10	—	133,799	—	—	—	—	133,809
Repurchase of ordinary shares	11	(17,645,098)	—	(918,894)	—	—	—	—	—	(918,894)
Balance as of December 31, 2022		865,413,376	564	(918,894)	15,450,389	—	695,184	(3,586,480)	—	11,640,763
Net income		—	—	—	—	—	—	1,099,227	(9)	1,099,218
Foreign currency translation adjustments		—	—	—	—	—	186,976	—	—	186,976
Unrealized gains on available-for-sale investments		—	—	—	—	—	16,650	—	—	16,650
Share-based compensation		—	—	—	1,056,967	—	—	—	—	1,056,967
Exercise of share options and vesting of RSUs		17,920,314	—	623,862	(442,294)	—	—	—	—	181,568
Repurchase of ordinary shares	11	(3,530,912)	—	(184,698)	—	—	—	—	—	(184,698)
Cash dividends declared	11	—	—	—	(568,251)	—	—	—	—	(568,251)
Appropriation to statutory reserves		—	—	—	—	5,000	—	(5,000)	—	—
Balance as of December 31, 2023		879,802,778	564	(479,730)	15,496,811	5,000	898,810	(2,492,253)	(9)	13,429,193
Net income		—	—	—	—	—	—	1,584,664	(17,638)	1,567,026
Foreign currency translation adjustments		—	—	—	—	—	154,051	—	151	154,202
Unrealized gains on available-for-sale investments		—	—	—	—	—	1,701	—	—	1,701
Share-based compensation		—	—	—	1,143,685	—	—	—	—	1,143,685
Exercise of share options and vesting of RSUs		21,969,262	—	593,016	(405,961)	—	—	—	—	187,055
Repurchase of ordinary shares	11	(32,473,978)	—	(1,632,987)	—	—	—	—	—	(1,632,987)
Issuance of ordinary shares as treasury shares		—	7	(7)	—	—	—	—	—	—
Acquisition of a subsidiary	4	—	—	—	—	—	—	—	112,945	112,945
Appropriation to statutory reserves		—	—	—	—	10,051	—	(10,051)	—	—
Balance as of December 31, 2024		869,298,062	571	(1,519,708)	16,234,535	15,051	1,054,562	(917,640)	95,449	14,962,820

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

(b)Organization of the Group

As of December 31, 2024, the Company’s principal subsidiaries and consolidated VIE are as follows:

Company name	Place of incorporation	Date of incorporation	Equity interest/economic interest held	Principal activities
Principal subsidiaries
Techfish Limited	Hong Kong, China	February 14, 2014	100%	Investment holding
Beijing Highland Wolf Technology Co., Ltd. (the “WFOE”)	Beijing, China	December 6, 2023	100%	Management consultancy and technical services
VIE
Beijing Huapin Borui Network Technology Co., Ltd. (“Huapin”)	Beijing, China	December 25, 2013	100%	Online recruitment services

(c)Consolidated variable interest entity

In order to comply with the PRC laws and regulations that prohibit or restrict foreign investments in companies involved in restricted businesses, the Group operates its restricted businesses in the PRC mainly through the VIE, Huapin, and its subsidiaries, whose equity interests are held by certain management members of the Group (the “Registered Shareholders”). Before 2024, the Company entered into a series of contractual arrangements through its subsidiary, Beijing Glorywolf Co., Ltd., with Huapin and its respective Registered Shareholders. In January 2024, these original contractual arrangements were superseded by new contractual arrangements entered into among the WFOE, Huapin and its Registered Shareholders. Pursuant to these contractual arrangements, the Company has the power to direct activities of Huapin that most significantly affect its economic performance and receives substantially all of the economic benefits from Huapin. Accordingly, the Company obtains a controlling financial interest in the VIE. The Company is deemed to be the ultimate primary beneficiary of the VIE, and therefore consolidates the VIE’s results of operations, assets and liabilities in the Group’s consolidated financial statements under the accounting principles generally accepted in the United States of America (“U.S. GAAP”).

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

Exclusive Technology and Service Co-operation Agreement (continued)

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

Exclusive Purchase Option Agreement

Pursuant to the Exclusive Purchase Option Agreement, the Registered Shareholders of the VIE have granted the WFOE or its offshore parent company or its directly or indirectly owned subsidiaries, an exclusive and irrevocable right to purchase all or any part of the respective equity interests in the VIE from the Registered Shareholders. Among others, the VIE and the Registered Shareholders irrevocably covenanted that unless with prior written consent by the WFOE, the VIE shall not sell, transfer, pledge, or otherwise dispose all or any part of its assets (other than the assets necessary for its ordinary course of business), and the Registered Shareholders shall not sell, transfer, pledge, or otherwise dispose all or any part of their equity interests in the VIE, other than the pledge of the VIE’s equity interests pursuant to these contractual arrangements. The purchase price payable by the WFOE or its designee in respect of the transfer of the entire equity interests and/or total assets of the VIE shall be the nominal price, or the minimum price required by relevant PRC authorities or PRC laws. However, in any event, subject to the provisions and requirements of PRC laws, the price paid by the WFOE and/or its designee to the VIE and/or Registered Shareholders at any such price shall be returned by the VIE and/or Registered Shareholders at the time and in the form requested by the WFOE.

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

(d)Risks in relations to the VIE structure

The Group believes that the contractual arrangements between or among the WFOE, VIE and the Registered Shareholders are in compliance with applicable PRC laws and regulations. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce these contractual arrangements. The PRC Foreign Investment Law, effective from January 1, 2020, doesn’t explicitly classify contractual arrangements as a form of foreign investments. There are uncertainties with respect to its implementation and interpretation, and the possibility that the VIE will be deemed as a foreign-invested enterprise and subject to relevant restrictions in the future shall not be excluded. If the contractual arrangements establishing the Company’s VIE structure are found to be in violation of any existing or future PRC law and regulations, the relevant PRC government authorities will have broad discretion in dealing with such violation, including but not limited to levying fines, confiscating the Group’s income from the VIE, revoking the Group’s business licenses or operating licenses, requiring the Group to restructure its ownership structure or operations, discontinuing or placing restrictions on the Group’s operations. The imposition of these penalties may result in a severe adverse impact on the Company’s ability to direct the activities of the VIE or receive economic benefits from the VIE, which may result in the deconsolidation of the VIE.

KANZHUN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.PRINCIPAL ACTIVITIES AND ORGANIZATION (CONTINUED)

(d)Risks in relations to the VIE structure (continued)

The following table set forth the financial information of the VIE and VIE’s subsidiaries included in the Group’s consolidated financial statements after the elimination of intercompany balances and transactions among the VIE and its subsidiaries:

	As of December 31,
	2023	2024
	RMB	RMB
	(In thousands)
ASSETS
Current assets
Cash and cash equivalents	1,143,968	1,414,184
Short-term time deposits	211,442	—
Short-term investments	2,679,963	4,445,982
Accounts and notes receivable, net	3,691	24,988
Inventories	—	3,042
Amounts due from Group companies	200,970	379,885
Amounts due from related parties	3,937	6,585
Prepayments and other current assets	415,686	276,936
Total current assets	4,659,657	6,551,602
Non-current assets
Long-term investments	149,588	252,492
Property, equipment and software, net	1,661,132	1,469,151
Right-of-use assets, net	260,056	207,835
Intangible assets, net	277	189
Other non-current assets	4,000	—
Total non-current assets	2,075,053	1,929,667
Total assets	6,734,710	8,481,269
LIABILITIES
Current liabilities
Accounts payable	628,645	71,692
Deferred revenue	2,649,582	2,790,780
Other payables and accrued liabilities	623,381	493,032
Amounts due to Group companies	68,966	228,135
Operating lease liabilities, current	146,102	143,588
Total current liabilities	4,116,676	3,727,227
Non-current liabilities
Operating lease liabilities, non-current	112,115	61,002
Deferred tax liabilities	26,455	21,861
Total non-current liabilities	138,570	82,863
Total liabilities	4,255,246	3,810,090

KANZHUN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.PRINCIPAL ACTIVITIES AND ORGANIZATION (CONTINUED)

(d)Risks in relations to the VIE structure (continued)

	For the year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
	(In thousands)
Total revenues	4,498,131	5,867,883	7,051,500
Cost of revenues	(750,932)	(1,057,018)	(1,138,098)
Net income	117,298	697,038	1,368,323

	For the year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
	(In thousands)
Net cash provided by operating activities	893,078	2,717,909	2,747,052
Net cash used in investing activities	(702,542)	(2,594,184)	(2,476,836)
Net cash used in financing activities	(35,144)	—	—
Net increase in cash and cash equivalents	155,392	123,725	270,216
Cash and cash equivalents at beginning of the year	864,851	1,020,243	1,143,968
Cash and cash equivalents at end of the year	1,020,243	1,143,968	1,414,184

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

Certain financial information of prior years has been reclassified to conform with the current year’s presentation to facilitate comparison.

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

(c)Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the balance sheet dates and revenues and expenses during the reporting periods. Accounting estimates reflected in the Group’s consolidated financial statements include, but are not limited to, useful lives of property, equipment and software and intangible assets, impairment assessments of long-lived assets and goodwill, fair value of assets acquired and liabilities assumed in a business acquisition and available-for-sale investments, valuation allowance for deferred tax assets, the provision for credit losses of financial assets and valuation of share-based compensation. Management bases the estimates on historical experience, known trends and various other assumptions that are believed to be reasonable under current circumstances. Actual results could differ from those estimates.

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

(e)Convenience translation

Translations of the consolidated balance sheets, the consolidated statements of comprehensive income and the consolidated statements of cash flows from RMB into US$ as of and for the year ended December 31, 2024 are solely for the convenience of the readers, and were calculated at the rate of RMB7.2993 per US$1.00 on December 31, 2024 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate or at any other rate.

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

(g)Business acquisition

Business acquisitions are recorded using the acquisition method of accounting in accordance with ASC 805, Business Combinations. The consideration transferred in an acquisition is measured as the aggregate of the fair value of the assets transferred, liabilities incurred and equity instruments issued as of the acquisition date. Transaction cost directly attributable to the acquisition is expensed as incurred. Identifiable assets and liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling interest. The excess of total of consideration paid, fair value of any non-controlling interest and the acquisition-date fair value of any previously held equity interest in the subsidiary acquired over the fair value of the identifiable net assets of the subsidiary acquired is recorded as goodwill. If the consideration of the acquisition is less than the fair value of net assets of the subsidiary acquired, the difference is recognized directly in the consolidated statements of comprehensive income.

(h)Cash and cash equivalents

Cash and cash equivalents include cash on hand, time deposits and highly liquid investments that are readily convertible to known amounts of cash, which have original maturities of three months or less.

(i)Time deposits

Time deposits are fixed deposits in financial institutions with original maturities greater than three months, which are measured at amortized cost. Time deposits with remaining maturities less than twelve months are classified as short-term time deposits, and others are classified as long-term time deposits.

KANZHUN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(j)Investments

The Group’s investments mainly include wealth management products, which are either principal-not-guaranteed or have variable interest rates. These investments are measured at fair value with fair value changes recorded in earnings.

The Group also holds debt securities and equity securities. Investments in debt securities are accounted for in accordance with ASC 320, Investments – Debt Securities, and are classified as trading, held-to-maturity or available-for-sale investments. Investments in debt securities that are bought and held principally for the purpose of selling them in the near term are classified as trading investments and measured at fair value with changes in fair value recorded in earnings. Investments in debt securities that the Group has the positive intent and ability to hold to maturity are classified as held-to-maturity investments and measured at amortized cost less allowance for credit losses. Investments in debt securities not classified as trading or as held-to-maturity securities are classified as available-for-sale investments, which are measured at fair value and subject to impairment testing. Their unrealized gains or losses are recognized in other comprehensive income/(loss) and realized gains or loss are recorded in earnings when realized.

Investments in equity securities with readily determinable fair value and over which the Group has no significant influence or control are measured at fair value with changes in fair value recorded in earnings. Investments in equity securities over which the Group has significant influence but does not have control are accounted for using the equity method of accounting. Under the equity method, the Group initially records its investments at cost and subsequently adjusts the carrying amount of its investments to recognize the Group’s proportionate share of the equity investee’s net income/(loss) into earnings. The share of income from equity method investments was insignificant for the years presented.

Investments with remaining maturities less than twelve months or expected to be realized in cash during the next twelve months are classified as short-term investments, and others are classified as long-term investments.

(k)Receivables

The Group adopted ASC 326, Credit Losses in 2022, using a modified retrospective approach with a cumulative-effect adjustment recorded as an increase in the opening balance of accumulated deficit on January 1, 2022. The Group’s accounts and notes receivable and other receivables recorded in prepayments and other current assets are within the scope of ASC 326. To estimate expected credit losses, the Group has identified the relevant risk characteristics of these items, including size, type of the services provided, historical credit loss experience and industry-specific factors. No material allowance was recognized as of December 31, 2023 and 2024.

(l)Property, equipment and software

Property, equipment and software are stated at cost less accumulated depreciation and impairment (if any). Property, equipment and software are depreciated over the estimated useful lives on a straight-line basis. The estimated useful lives are as follows:

Category	Estimated useful lives
Electronic equipment	3-5 years
Leasehold improvement	Shorter of lease term or estimated useful life of the assets
Buildings	20 years
Motor vehicles	3-5 years
Furniture and fixtures	5 years
Software	5 years

The Group recognized the gain or loss on the disposal of property, equipment and software in other operating income/(expenses) in the consolidated statements of comprehensive income.

KANZHUN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(m)Intangible assets

Intangible assets purchased are initially recognized at cost, and intangible assets acquired in a business acquisition are initially recorded at fair value as of the acquisition date. Intangible assets with finite useful lives are amortized on a straight-line basis over the estimated useful lives, which are determined based on the period of contractual rights or estimated period during which such assets can bring economic benefits to the Group. The estimated useful lives are as follows:

Category	Estimated useful lives
Customer relationships	5-10 years
Trademarks	3-10 years
Technology	10 years
Non-compete agreements	5-6 years
Database	3 years
Domains	10 years

(n)Impairment of long-lived assets other than goodwill

Long-lived assets, such as fixed assets and intangible assets with finite useful lives, are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be fully recoverable. The Group evaluates the impairment for the long-lived assets by comparing the carrying value of the assets to the undiscounted future cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected undiscounted future cash flows is less than the carrying value of the asset, the Group recognizes an impairment loss based on the excess of the carrying value of the asset over the fair value of the asset. No impairment of long-lived assets was recognized for the years presented.

(o)Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired or assumed in a business acquisition. Goodwill is tested for impairment at least annually and more frequently when an event occurs or circumstances change that could indicate that the asset might be impaired. In accordance with ASU 2017-04, Intangibles-Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment, the Group first assesses qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is mandatory; otherwise, no further testing is required. The quantitative impairment test consists of a comparison of the fair value of the reporting unit with its carrying amount, including goodwill. If the carrying amount of the reporting unit exceeds its fair value, an impairment loss equal to the difference between the carrying amount of the reporting unit and its fair value will be recorded. No impairment of goodwill was recorded for the years presented.

KANZHUN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(p)Revenues

The Group accounted for revenues under ASC 606, Revenue from Contracts with Customers. The Group applies the five steps defined under ASC 606: (i) identify the contract(s) with a customer; (ii) identify performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract and (v) recognize revenues when (or as) a performance obligation is satisfied.

According to ASC 606, revenues are recognized net of value-added tax when or as the control of services is transferred to a customer. Depending on the terms of the contract, control of services may be transferred over time or at a point in time. Control of services is transferred over time if one of the following criteria is met: (i) customers simultaneously receive and consume the benefits provided by the Group’s performance; (ii) the Group’s performance creates or enhances an asset that customers control; or (iii) the Group’s performance does not create an asset with an alternative use to the Group and the Group has an enforceable right to payments for performance completed to date. If control of services is transferred over time, revenues are recognized over the period of the contract by reference to the progress towards complete satisfaction of that performance obligation. Otherwise, revenues are recognized at a point in time when customers obtain control of the services.

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

(p)Revenues (continued)

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

(q)Cost of revenues

Cost of revenues primarily consists of payment processing cost, payroll and other employee-related expenses, server and bandwidth service cost, server depreciation expenses, and other expenses directly attributable to the performance of the Group’s online recruitment services.

(r)Sales and marketing expenses

Sales and marketing expenses primarily consist of payroll and other employee-related expenses, advertising expenses and rental expenses for the Group’s sales and marketing functions. Advertising expenses primarily include online traffic acquisition cost and brand marketing cost. For the years ended December 31, 2022, 2023 and 2024, advertising expenses were RMB793.2 million, RMB582.1 million and RMB530.4 million, respectively.

(s)Research and development expenses

Research and development expenses primarily consist of payroll and other employee-related expenses, server depreciation expenses and service fees, and rental expenses for research and development functions. All research and development costs are expensed as incurred.

(t)General and administrative expenses

General and administrative expenses primarily consist of payroll and other employee-related expenses for general corporate functions, professional service fees, rental expenses and other general corporate related expenses.

KANZHUN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(u)Employee benefits

Full-time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the PRC subsidiaries, consolidated VIE and VIE’s subsidiaries of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the contributions made. Total amounts of such employee benefit expenses contributed by the Group, including accrued and unpaid amounts, were RMB395.2 million, RMB449.8 million and RMB470.1 million for the years ended December 31, 2022, 2023 and 2024, respectively.

(v)Share-based compensation

The Group grants share options and RSUs to its management, employees and non-employees. These share-based awards are accounted for in accordance with ASC 718, Compensation-Stock Compensation, and measured at the grant-date fair value. Share-based awards with service conditions only are recognized as expenses using the straight-line method over the requisite service period. And forfeitures are accounted for when they occur.

The fair value of share options is estimated using the binomial option-pricing model. The determination of the fair value is affected by the fair value of underlying ordinary shares as well as assumptions regarding a number of complex and subjective variables, including the expected share price volatility, actual and projected employee and non-employee share option exercise behavior, risk-free interest rates and expected dividend yield. The fair value of the RSUs is estimated based on the fair value of underlying ordinary shares of the Company on the grant date.

(w)Operating leases

The Group accounts for operating leases in accordance with ASC 842, Leases. Right-of-use assets and operating lease liabilities are recognized for operating leases at lease commencement date, based on the present value of lease payments over the lease term. As most of the Group’s leases do not provide an implicit rate, the Group uses the incremental borrowing rate, based on the information available at lease commencement date, to determine the present value of lease payments. Lease expenses are recognized on a straight-line basis over the lease term. The Group has elected the practical expedient to account for lease and non-lease components as a single lease component.

For operating leases with a term of one year or less, the Group has elected not to recognize any right-of-use asset or lease liability on its consolidated balance sheets. Instead, lease payments are recognized as operating cost and expenses in the consolidated statements of comprehensive income on a straight-line basis over the lease term. Short-term lease expenses are immaterial to the consolidated financial statements.

(x)Income tax

Current income taxes are recorded in accordance with the regulations of the relevant tax jurisdiction. The Group accounts for deferred income taxes under the liability method in accordance with ASC 740, Income Tax. Under this method, deferred tax assets and liabilities are recognized for the tax consequences attributable to differences between carrying amounts of existing assets and liabilities in the financial statements and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statements of comprehensive income in the period of change. Valuation allowances are established when necessary to reduce the amount of deferred tax assets if it is considered more likely than not that amount of deferred tax assets will not be realized.

KANZHUN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(x)Income tax (continued)

The Group recognizes the benefit of a tax position if the tax position is more-likely-than-not to prevail based on the facts and technical merits of the position. Tax positions that meet the more-likely-than-not recognition threshold is then measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. The Group estimates its liability for unrecognized tax benefits which are periodically assessed and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statute of limitations. The ultimate outcome for a particular tax position may not be determined with certainty prior to the conclusion of a tax audit and, in some cases, appeal or litigation process. The actual benefits ultimately realized may differ from the Group’s estimates and any adjustments are recorded in the Group’s consolidated financial statements in the period in which the audit is concluded. Additionally, changes in facts, circumstances and new information may require the Group to adjust the recognition and measurement estimates with regard to individual tax positions and such changes are recognized in the period in which the changes occur. As of December 31, 2024, the Group did not have any significant unrecognized uncertain tax positions.

(y)Comprehensive income/(loss)

Comprehensive income/(loss) is defined as the change in equity during a period from transactions and other events and circumstances excluding those resulting from investments by shareholders and distributions to shareholders. The Group recognizes foreign currency translation adjustments and changes in unrealized gains/(losses) on available-for-sale investments as other comprehensive income/(loss) in the consolidated financial statements. The income tax effects related to the other comprehensive income were immaterial for the years presented.

(z)Segment reporting

The Group has one operating and reportable segment mainly engaged in providing online recruitment services. The Group’s chief operating decision maker (“CODM”) is the Chief Executive Officer. The CODM assesses performance and determines resource allocation for the one operating segment based on the consolidated income from operations. The consolidated results regularly provided to the CODM include revenues, significant segment expenses and consolidated income from operations, which are consistent with those reported on the consolidated statements of comprehensive income. The CODM considers year-over-year fluctuations and budget-to-actual variances of these consolidated results when assessing performance and making operating decisions. The Group manages assets on a consolidated basis as reported on the consolidated balance sheets. Additionally, the Group’s long-lived assets are substantially located in the PRC and substantially all of the Group’s revenues are derived from entities within the PRC.

(aa)Net income per share

Basic net income per share is computed by dividing net income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. Diluted net income per share is calculated by dividing net income attributable to ordinary shareholders by the weighted average number of ordinary shares and, if dilutive, potential ordinary shares outstanding during the period. Potential ordinary shares consist of shares issuable upon the vesting of RSUs and the exercise of share options using the treasury stock method.

The two-class method is used for computing net income per share. Under the two-class method, net income is allocated between ordinary shares and other participating securities based on their participating rights, if applicable. Since the different classes of ordinary shares have identical rights except for voting and conversion rights and they share equally in dividends and residual net assets on a per share basis, the different classes of ordinary shares are presented as one class for the calculation of net income per share.

KANZHUN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(bb)Recent accounting pronouncements

Recently adopted accounting pronouncements

In November 2023, the FASB issued ASU 2023-07, Segment Reporting: Improvements to Reportable Segment Disclosures, which expands disclosure of significant segment expenses that are regularly provided to the CODM and included within each reported measure of segment profit or loss. This standard is required to be applied retrospectively to all prior periods presented in the financial statements, and is effective for fiscal years beginning after December 15, 2023 and interim periods within fiscal years beginning after December 15, 2024. The Group adopted this standard for the fiscal year 2024. The adoption of this standard did not have a material impact on the consolidated financial statements.

Recently issued accounting pronouncements not yet adopted

In December 2023, the FASB issued ASU 2023-09, Improvements to Income Tax Disclosures (Topic 740), which requires disclosure of disaggregated information about a reporting entity’s effective tax rate reconciliation as well as additional information on income taxes paid. This standard is required to be applied prospectively, with the option to apply it retrospectively. It’s effective for the Group for fiscal years beginning after December 15, 2024, with early adoption permitted. The Group currently does not expect the adoption of this standard will have a material impact on the consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of income statement expenses, which requires disaggregated disclosure of specific expense categories presented on the face of the income statement. The standard can be applied either prospectively to financial statements issued for reporting periods after the effective date of this standard or retrospectively to any or all prior periods presented in the financial statements. It’s effective for the Group for fiscal years beginning after December 15, 2026 and for interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The Group is currently evaluating this standard to determine the impact it may have on the consolidated financial statements.

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

(b)Foreign currency exchange rate risk

The RMB has fluctuated against the US$ at times significantly and unpredictably. The depreciation of the RMB against the US$ was approximately 3% in 2024. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the US$ in the future.

KANZHUN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4.BUSINESS ACQUISITION

Acquisition of Beijing Qihui Ruituo Consulting Co., Ltd. (“Beijing Qihui”)

On October 11, 2022, the Group completed the acquisition of 100% equity interest of Beijing Qihui, which focuses on providing executive search services for mid-level to senior management and professional technical personnel to employers in the internet industry. The consideration of this acquisition was RMB10.0 million in cash. Additionally, there was a contingent payment arrangement, which was mainly subject to continued employments of the founder of Beijing Qihui and certain key employees and certain performance conditions. The contingent payment arrangement was accounted for as post-combination compensation expenses during the requisite service periods when it is probable that the performance conditions will be met.

The acquisition was accounted for as a business acquisition using the acquisition method of accounting. The consideration of the acquisition was allocated based on the fair value of the assets acquired and the liabilities assumed as of the acquisition date as follows:

Amount
RMB
(In thousands)
Purchase consideration	10,000

Identifiable intangible assets acquired
—Non-compete agreements	8,400
—Trademarks	1,000
—Database	1,000
Goodwill	5,690
Deferred tax liabilities	(2,080)
Net liabilities assumed	(4,010)
Total	10,000

Goodwill arising from the acquisition of Beijing Qihui was primarily attributable to the benefit of the synergies and future business growth expected to be achieved from the acquisition. Goodwill was expected to be non-deductible for income tax purposes.

Acquisition of W.D Technology Investment Group Limited (“W.D Technology”)

On February 6, 2024, the Group completed the acquisition of approximately 77% of equity interest of W.D Technology, which is principally engaged in providing blue-collar recruitment services. The consideration of this acquisition was approximately US$52.7 million (approximately RMB374.3 million). The Group obtained control of the investee since it held majority of the investee’s equity interest and was entitled to assign majority of the board members, one of whom shall be the chief executive officer of the investee.

KANZHUN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4.BUSINESS ACQUISITION (CONTINUED)

Acquisition of W.D Technology Investment Group Limited (“W.D Technology”) (continued)

The acquisition was accounted for as a business acquisition using the acquisition method of accounting. The consideration of the acquisition was allocated based on the fair value of assets acquired and liabilities assumed as of the acquisition date as follows:

Amount
RMB
(In thousands)
Purchase consideration	374,306

Net assets acquired	208,412
Identifiable intangible assets acquired
—Customer relationships	94,000
—Trademarks	91,000
—Technology	80,000
—Non-compete agreements	13,000
Goodwill	839
Non-controlling interests	(112,945)
Total	374,306

Net assets acquired primarily consisted of cash and cash equivalents of RMB224.0 million, other receivables of RMB37.1 million, property, equipment and software of RMB43.3 million and other payables and accrued liabilities of RMB104.6 million.

Goodwill arising from the acquisition of W.D Technology was primarily attributable to future business growth expected to be achieved from the acquisition. Goodwill was expected to be non-deductible for income tax purposes.

Pro forma results of operations for the acquisition of W.D Technology were not presented because the effect of this acquisition was not material to the Group’s consolidated financial statements for the year ended December 31, 2024.

5.INVESTMENTS

	As of December 31,
	2023	2024
	RMB	RMB
	(In thousands)
Short-term investments
—Wealth management products	2,783,212	4,640,283
—Fixed rate notes	729,348	1,997,243
—Listed equity securities	1,325	1,863
Total short-term investments	3,513,885	6,639,389

Long-term investments
—Fixed rate notes	1,969,405	1,607,361
—Wealth management products	354,135	100,778
—Unlisted equity securities	149,588	206,391
Total long-term investments	2,473,128	1,914,530

KANZHUN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6.PREPAYMENTS AND OTHER CURRENT ASSETS

	As of December 31,
	2023	2024
	RMB	RMB
	(In thousands)
Deposits	63,201	73,218
Prepaid income tax and value-added tax	46,277	60,675
Receivables related to the exercise of share-based awards*	79,182	56,062
Receivables from third-party online payment platforms	96,560	49,814
Prepaid advertising expenses and service fees	95,318	44,799
Interest receivable	12,863	37,264
Staff loans and advances	25,744	14,429
Others	23,552	31,999
Total	442,697	368,260
*	It mainly represents receivables from a third-party share option brokerage platform for the exercise of share-based awards due to the timing of settlement.

7.PROPERTY, EQUIPMENT AND SOFTWARE, NET

	As of December 31,
	2023	2024
	RMB	RMB
	(In thousands)
Electronic equipment	2,149,561	2,481,387
Leasehold improvement	136,541	181,705
Buildings	—	46,236
Motor vehicles	15,251	19,507
Furniture and fixtures	15,384	14,616
Software	7,010	7,424
Total cost	2,323,747	2,750,875
Less: accumulated depreciation	(530,259)	(1,017,089)
Total property, equipment and software, net	1,793,488	1,733,786

Depreciation expenses were RMB139.5 million, RMB256.6 million and RMB468.4 million for the years ended December 31, 2022, 2023 and 2024, respectively.

KANZHUN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8.INTANGIBLE ASSETS, NET

	As of December 31,
	2023	2024
	RMB	RMB
	(In thousands)
Customer relationships	—	94,000
Trademarks	1,000	92,587
Technology	—	80,000
Non-compete agreements	8,400	21,400
Database	1,000	1,000
Domains	909	909
Total cost	11,309	289,896
Less: accumulated amortization	(3,216)	(37,307)
Total intangible assets, net	8,093	252,589

Majority of intangible assets were acquired in connection with business acquisitions, details of which are included in Note 4. Amortization expenses of intangible assets were RMB0.6 million, RMB2.2 million and RMB33.5 million for the years ended December 31, 2022, 2023 and 2024, respectively.

The estimated amortization expenses related to intangible assets for future periods are as follows:

Amount
RMB
(In thousands)
For the year ended December 31,
2025	36,187
2026	35,687
2027	35,615
2028	35,250
2029	22,467
Thereafter	87,383
Total	252,589

9.ACCOUNTS PAYABLE

	As of December 31,
	2023	2024
	RMB	RMB
	(In thousands)
Payables for purchase of property, equipment and software	561,317	33,945
Payables for server custody fees	32,703	39,391
Payables for advertising expenses	15,369	16,458
Others	19,827	20,874
Total	629,216	110,668

KANZHUN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

10.OTHER PAYABLES AND ACCRUED LIABILITIES

	As of December 31,
	2023	2024
	RMB	RMB
	(In thousands)
Salary, welfare and bonus payable	457,974	429,566
Tax payable	116,657	115,192
Consideration payable for share repurchase	113,387	93,475
Advance from customers*	73,196	90,161
Deposits	—	51,402
Others	17,832	35,971
Total	779,046	815,767
*	It represents advance payments from customers, which are refundable under certain conditions and could be used to exchange for the Group’s services.

11.SHAREHOLDERS’ EQUITY

Share Repurchase Program

In March 2022, the Company’s board of directors authorized a share repurchase program under which the Company may repurchase up to US$150 million of its American depositary shares (“ADSs”) over the following 12 months. In March 2023, the Company’s board of directors authorized a share repurchase program under which the Company may repurchase up to US$150 million of its shares (including in the form of ADSs) over the following 12 months. In March 2024, the Company’s board of directors authorized a share repurchase program under which the Company may repurchase up to US$200 million of its shares (including in the form of ADSs) over the following 12 months. In August 2024, the Company’s board of directors authorized a share repurchase program under which the Company may repurchase up to US$150 million of its shares (including in the form of ADSs) over the following 12 months.

The Company repurchased 17,645,098, 3,530,912 and 32,473,978 Class A ordinary shares on the open market for approximately US$131.2 million (RMB918.9 million), US$26.0 million (RMB184.7 million) and US$228.8 million (RMB1,633.0 million) during the years ended December 31, 2022, 2023 and 2024, respectively. The repurchased ordinary shares were accounted for using the cost method and recorded as treasury shares as a component of the shareholders’ equity.

Dividend

On November 14, 2023, the board of directors of the Company approved a special cash dividend of US$0.09 per ordinary share or US$0.18 per ADS. The aggregate amount of the special dividend was approximately US$79.2 million, which was fully paid in December 2023. Dividends are recognized when declared.

No dividend was declared during the years ended December 31, 2022 and 2024.

KANZHUN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12.REVENUES

The Group defines enterprise customers who contributed revenues of RMB50,000 or more annually as key accounts, who contributed revenues between RMB5,000 and RMB50,000 annually as mid-sized accounts, and who contributed revenues of RMB5,000 or less annually as small-sized accounts. Revenues by source are as follows:

	For the year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
	(In thousands)
Online recruitment services to enterprise customers	4,461,282	5,889,101	7,270,026
—Key accounts	1,033,561	1,261,718	1,771,638
—Mid-sized accounts	1,774,855	2,130,881	2,543,363
—Small-sized accounts	1,652,866	2,496,502	2,955,025
Others	49,780	62,927	85,651
Total	4,511,062	5,952,028	7,355,677

For revenues from online recruitment services to enterprise customers, RMB3,331.0 million, RMB4,340.4 million and RMB5,575.2 million were recognized over time for the years ended December 31, 2022, 2023 and 2024, respectively; RMB1,130.2 million, RMB1,548.7 million and RMB1,694.8 million were recognized at a point in time for the years ended December 31, 2022, 2023 and 2024, respectively.

13.OPERATING LEASE

The Group’s operating leases are primarily for offices. The components of lease expenses are as follows:

	For the year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
	(In thousands)
Operating lease expenses	162,448	182,591	200,017
Short-term lease expenses	1,947	4,424	8,299
Total	164,395	187,015	208,316

Supplemental balance sheet information related to operating leases is as follows:

	As of December 31,
	2023	2024
	RMB	RMB
	(In thousands)
Right-of-use assets, net	282,612	302,856

Operating lease liabilities, current	155,014	180,782
Operating lease liabilities, non-current	125,079	121,345
Total operating lease liabilities	280,093	302,127

	As of December 31,
	2023	2024
Weighted average remaining lease term (in years)	2.05	2.15
Weighted average discount rate	4.77%	4.78%

KANZHUN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13.OPERATING LEASE (CONTINUED)

Supplemental cash flow information related to operating leases is as follows:

	For the year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
	(In thousands)
Cash paid for amounts included in the measurement of operating lease liabilities	154,626	184,101	188,137

Maturities of operating lease liabilities are as follows:

Amount
RMB
(In thousands)
For the year ended December 31,
2025	186,825
2026	82,346
2027	28,622
2028	14,294
2029	6,353
Thereafter	337
Total undiscounted lease payments	318,777
Less: imputed interest	(16,650)
Total operating lease liabilities	302,127

14.INCOME TAX

Cayman Islands

The Company was incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, no Cayman Islands withholding tax will be imposed upon payments of dividends to shareholders.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, the Group’s subsidiaries in Hong Kong are subject to 16.5% Hong Kong profit tax on taxable income generated from operations in Hong Kong. Additionally, payments of dividends by subsidiaries incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax.

Mainland China

Under the PRC Enterprise Income Tax Law (the “EIT Law”), domestic enterprises and foreign invested enterprises are subject to a uniform enterprise income tax rate of 25%. In accordance with the implementation rules of the EIT Law, a qualified High and New Technology Enterprise (“HNTE”) is eligible for a preferential tax rate of 15%. The HNTE certificate is effective for a period of three years and could be re-applied when the prior certificate expires. Huapin is qualified as a HNTE and enjoys a preferential income tax rate of 15% for the years presented.

According to relevant laws and regulations promulgated by the State Taxation Administration (“STA”) of the PRC effective from 2018 onwards, enterprises engaging in research and development activities are entitled to claim 175% of their qualified research and development expenses incurred as tax deductible expenses(“Super R&D Deduction”) when determining their assessable profits for the year. Pursuant to the announcement issued by the STA of the PRC and other government authorities in September 2022, the Super R&D Deduction rate increased to 200% for the period from October 1, 2022 to December 31, 2022. In March 2023, the STA of the PRC further announced that the 200% Super R&D Deduction rate would continue to be applied from January 1, 2023. Additionally, HNTEs are entitled to claim 200% of the purchase of equipment and appliances made during the period from October 1, 2022 to December 31, 2022 as tax deductible expenses for the year ended December 31, 2022.

KANZHUN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14.INCOME TAX (CONTINUED)

Components of income/(loss) before income tax are as follows:

	For the year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
	(In thousands)
Income from Chinese mainland operations	125,529	809,506	1,616,998
(Loss)/Income from non-Chinese mainland operations	(8,533)	412,283	215,662
Total	116,996	1,221,789	1,832,660

Components of income tax expenses are as follows:

	For the year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
	(In thousands)
Current income tax expenses	427	108,488	257,096
Deferred income tax expenses	9,324	14,083	8,538
Total	9,751	122,571	265,634

The following table sets forth a reconciliation between the PRC statutory income tax rate of 25% and the Group’s effective tax rate:

	For the year ended December 31,
	2022	2023	2024
PRC statutory income tax rate	25.00%	25.00%	25.00%
Effect of tax-exempt entities and tax rates in different jurisdictions	(21.95)%	(5.72)%	(1.74)%
Effect of PRC preferential tax rates	(10.43)%	(7.72)%	(8.67)%
Effect of permanent difference*	(11.00)%	0.36%	1.77%
Changes in valuation allowance	16.63%	(2.40)%	(3.33)%
Others	10.08%	0.51%	1.46%
Effective tax rate	8.33%	10.03%	14.49%
*

The effect of permanent difference for the year ended December 31, 2022 was primarily related to additional tax deductions for qualified research and development expenses and newly purchased equipment, partially offset by non-deductible share-based compensation expenses.

KANZHUN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14.INCOME TAX (CONTINUED)

The following table sets forth the significant components of deferred tax assets and liabilities:

	As of December 31,
	2023	2024
	RMB	RMB
	(In thousands)
Deferred tax assets
Deductible advertising expenses	225,344	144,192
Net operating loss carry-forwards	99,606	137,310
Others	77	194
Total deferred tax assets	325,027	281,696
Less: valuation allowance	(325,027)	(281,696)
Deferred tax assets, net of valuation allowance	—	—
Deferred tax liabilities
Accelerated tax depreciation	(19,122)	(25,688)
Unrealized gains from investments	(7,740)	(7,613)
Identifiable intangible assets arising from business acquisition	(1,563)	(1,150)
Total deferred tax liabilities	(28,425)	(34,451)
Deferred tax liabilities, net of deferred tax assets	(28,425)	(34,451)

As of December 31, 2024, the Group had accumulated tax losses of approximately RMB629.3 million, mainly derived from certain entities incorporated in the Chinese mainland and Hong Kong. The tax losses in PRC can be carried forward for five years to offset future taxable profit, and the period is extended to 10 years for entities qualified as HNTEs. The tax losses in Hong Kong can be carried forward with no expiration date.

Valuation allowance is recognized against deferred tax assets based on a more-likely-than-not threshold. In making such determination, the Group evaluates a variety of factors including future reversals of existing taxable temporary differences and future profitability. A full valuation allowance was recognized against deferred tax assets that arose from deductible advertising expenses as there was no positive evidence to conclude that the benefit of such deferred tax assets would be more-likely-than-not to be realized in the foreseeable future. And deferred tax assets arising from net operating loss carry-forwards were also provided for full valuation allowance because the consolidated entities that have net operating loss carry-forwards were expected to continue to be loss-making in the foreseeable future.

Movements of valuation allowance are as follows:

	For the year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
	(In thousands)
Balance at beginning of the year	334,848	354,306	325,027
Change of valuation allowance	19,458	(29,279)	(43,331)
Balance at end of the year	354,306	325,027	281,696

KANZHUN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

15.SHARE-BASED COMPENSATION

In 2020, the Group adopted the 2020 Share Incentive Plan, which allows the Group to grant share-based awards to directors, employees and consultants. Share-based awards granted under the 2020 Share Incentive Plan contain service conditions, which are mainly subject to one of the following vesting schedules: (i) 25% of the share options shall become vested on each anniversary of the vesting commencement date for 4 years thereafter; (ii) 50% of the share options shall become vested on each anniversary of the vesting commencement date for 2 years thereafter; and (iii) immediately vested upon grant. The Company did not grant any share-based awards pursuant to the 2020 Share Incentive Plan since the listing on the Main Board of The Stock Exchange of Hong Kong Limited in December 2022.

In December 2022, the Group adopted the Post-IPO Share Scheme, which allows the Group to grant share-based awards to directors, employees and officers. The maximum number of Class A ordinary shares that may be issued under the Post-IPO Share Scheme is 86,380,904.

(a)Share options

The following table summarizes activities of share options for the years ended December 31, 2022, 2023 and 2024:

			Weighted
		Weighted	average	Aggregate	Weighted
	Number of	average	remaining	intrinsic	average grant-
	share options	exercise price	contractual life	value	date fair value
		US$	In Years	US$ in thousands	US$
Outstanding as of January 1, 2022	82,475,968	2.71	8.05	1,214,916	2.82
Granted*	8,424	0.00
Exercised	(12,413,256)	1.59
Forfeited	(1,709,938)	3.39
Outstanding as of December 31, 2022	68,361,198	2.90	7.23	498,336	2.99
Exercised	(11,810,406)	2.16
Forfeited	(718,812)	4.09
Outstanding as of December 31, 2023	55,831,980	3.04	6.34	294,189	3.15
Granted*	120,000	6.03
Exercised	(10,247,906)	2.57
Forfeited	(1,025,846)	4.83
Outstanding as of December 31, 2024	44,678,228	3.11	5.44	169,354	3.25

Vested and expected to vest as of December 31, 2024	44,678,228	3.11	5.44	169,354	3.25
Exercisable as of December 31, 2024	38,248,408	2.91	5.28	152,763	2.81
*	The weighted average grant-date fair value of share options granted in 2022 and 2024 was US$12.13 and US$0.10, respectively.

The aggregate intrinsic value is calculated as the difference between the exercise price of share options and the estimated fair value of the underlying ordinary share at each reporting date.

As of December 31, 2024, there were US$12.1 million of unrecognized compensation expenses related to share options, which are expected to be recognized over a weighted-average period of 0.37 years and may be adjusted for future forfeitures.

KANZHUN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

15.SHARE-BASED COMPENSATION (CONTINUED)

(b)	RSUs

The following table summarizes activities of RSUs for the years ended December 31, 2022, 2023 and 2024:

		Weighted average
	Number of RSUs	grant-date fair value
		US$
Outstanding as of January 1, 2022	3,521,118	19.05
Granted	19,686,470
Vested	(1,959,584)
Forfeited	(435,058)
Outstanding as of December 31, 2022	20,812,946	11.23
Granted	26,216,836
Vested	(6,109,908)
Forfeited	(1,461,262)
Outstanding as of December 31, 2023	39,458,612	9.58
Granted	6,065,856
Vested	(11,721,356)
Forfeited	(2,265,298)
Outstanding as of December 31, 2024	31,537,814	9.20

As of December 31, 2024, there were US$241.7 million of unrecognized compensation expenses related to RSUs, which are expected to be recognized over a weighted-average period of 2.35 years and may be adjusted for future forfeitures.

(c)Share-based compensation expenses by function

The following table sets forth the amounts of share-based compensation expenses included in each of the relevant financial statement line items:

	For the year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
	(In thousands)
Cost of revenues	39,587	46,395	43,332
Sales and marketing expenses	170,366	262,431	280,668
Research and development expenses	284,323	418,769	421,411
General and administrative expenses	197,928	329,372	398,274
Total	692,204	1,056,967	1,143,685

KANZHUN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

16.NET INCOME PER SHARE

The computation of basic and diluted net income per share for the years ended December 31, 2022, 2023 and 2024 is as follows:

	For the year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
	(In thousands, except share and per share data)
Numerator
Net income attributable to ordinary shareholders of KANZHUN LIMITED	107,245	1,099,227	1,584,664

Denominator
Weighted average number of ordinary shares used in computing basic net income per share	868,941,151	870,304,878	881,882,225
Dilutive effect of share-based awards	43,200,840	32,431,117	27,346,532
Weighted average number of ordinary shares used in computing diluted net income per share	912,141,991	902,735,995	909,228,757

Net income per share attributable to ordinary shareholders of KANZHUN LIMITED
—Basic	0.12	1.26	1.80
—Diluted	0.12	1.22	1.74

17.RELATED PARTY TRANSACTIONS AND BALANCES

The Group entered into the following material transactions with the Company’s major shareholder, Tencent Holdings Limited and its affiliates (“Tencent Group”):

	For the year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
	(In thousands)
Cloud services from Tencent Group	26,256	22,375	11,945
Online payment clearing services and other services from Tencent Group	4,533	6,258	9,101
Total	30,789	28,633	21,046

Details of major amounts due from related parties are as follows:

	As of December 31,
	2023	2024
	RMB	RMB
	(In thousands)
Receivables from the online payment platform of Tencent Group	2,569	6,719
Prepaid service fee to Tencent Group	1,397	539
Total	3,966	7,258

KANZHUN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

18.FAIR VALUE MEASUREMENT

Assets measured at fair value on a recurring basis

Information about inputs into the fair value measurement of the Group’s assets that are measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

		Fair value measurement at reporting date using
		Quoted prices in active	Significant other	Significant
		markets for identical assets	observable inputs	unobservable inputs
Description	Fair value	(Level 1)	(Level 2)	(Level 3)
	RMB	RMB	RMB	RMB
	(In thousands)
As of December 31, 2023
Short-term investments
—Wealth management products	2,783,212	—	2,783,212	—
—Listed equity securities	1,325	1,325	—	—
Long-term investments
—Wealth management products	354,135	—	354,135	—
—Unlisted equity securities	149,588	—	—	149,588

As of December 31, 2024
Short-term investments
—Wealth management products	4,640,283	—	4,640,283	—
—Listed equity securities	1,863	1,863	—	—
Long-term investments
—Wealth management products	100,778	—	100,778	—
—Unlisted equity securities	151,714	—	—	151,714

Wealth management products. The fair value of wealth management products is estimated based on the quoted prices of similar financial products provided by financial institutions, which is classified as Level 2 in the fair value hierarchy.

Listed equity securities. The Group measures investments in listed equity securities at quoted prices in active markets, and this market approach is classified as Level 1 in the fair value hierarchy.

Unlisted equity securities. For investments in unlisted equity securities that are classified as available-for-sale investments, the fair value is estimated using a market approach through a backsolve method benchmarking recent comparable financing transactions. This valuation method applies unobservable inputs and assumptions including the investee’s recent financing pricing and liquidity factors, which is classified as Level 3 in the fair value hierarchy.

Assets measured at fair value on a nonrecurring basis

The Group measures certain assets, including property, equipment and software and intangible assets, at fair value when they are deemed to be impaired. No impairment was recognized for the years presented.

Assets and liabilities not measured at fair value but fair value disclosure is required

Time deposits. The fair value of time deposits is estimated based on the prevailing interest rates in the market, which is classified as Level 2 in the fair value hierarchy. The fair value of time deposits approximates their carrying value.

Held-to-maturity debt securities. The fair value of held-to-maturity debt securities is estimated based on the prevailing interest rates in the market, which is classified as Level 2 in the fair value hierarchy. The fair value of held-to-maturity debt securities approximates their carrying value.

Receivables and payables. The fair value of accounts and notes receivable, amounts due from related parties, other receivables, accounts payable, other payables and accrued liabilities approximates their carrying value due to their short-term maturity.

KANZHUN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

19.COMMITMENTS AND CONTINGENCIES

Commitments

The Group engages third parties for promoting its brand image through various advertising channels. The advertising commitments contracted but not yet reflected in the consolidated financial statements amounted to RMB39.6 million as of December 31, 2024.

Contingencies

The Group and certain of its officers and directors were named as defendants in a putative securities class action in July 2021. In September 2022, the parties reached a tentative agreement in principle to settle the case. And the settlement amount was paid in December 2022. In April 2023, the court granted final approval of the settlement and terminated the case. No related contingent liabilities were recognized as of December 31, 2023.

As of December 31, 2024, the Group did not have any material litigations and no material liabilities were recorded in this regard.

20.RESTRICTED NET ASSETS

Relevant PRC laws and regulations permit payments of dividends by the Company’s subsidiaries and consolidated VIE incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with the PRC accounting standards and regulations.

In accordance with the laws applicable to the foreign invested enterprises established in the PRC, a foreign invested enterprise is required to make appropriations from after-tax profits as determined in accordance with the PRC accounting standards to reserve funds, including general reserve fund, enterprise expansion fund and staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after-tax profits as determined in accordance with the PRC accounting standards until such fund has reached 50% of its registered capital. Appropriations to the enterprise expansion fund and staff bonus and welfare fund are made at the respective company’s discretion. The aforementioned reserve funds can only be used for specific purposes and are not distributable as cash dividends.

In addition, in accordance with the PRC Company Law, a domestic enterprise is required to make appropriations from after-tax profits as determined in accordance with the PRC accounting standards to reserve funds, including statutory surplus fund and discretionary surplus fund. The appropriation to the statutory surplus fund must be at least 10% of the after-tax profits until such fund has reached 50% of its registered capital. Appropriation to the discretionary surplus fund is made at the discretion of the respective company. The aforementioned reserve funds can only be used for specific purposes and are not distributable as cash dividends.

Accordingly, under these PRC laws and regulations, the Company’s subsidiaries and the VIE incorporated in PRC are restricted in transferring a portion of their net assets to the Company in the form of dividends. Amounts of these restricted net assets, including paid-in capital and statutory reserve funds, totaled approximately RMB767.9 million, or 5.1% of the Group’s total consolidated net assets as of December 31, 2024.