Form 20-F
period 2025-12-31
Kanzhun Ltd
filed 2026-04-29
CIK 1842827

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025.

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

21/F, GrandyVic Building

Taiyanggong Middle Road

Chaoyang District, Beijing 100028

People’s Republic of China

(Address of principal executive offices)

Telephone: +86 10-8462-8340

Email: ir@kanzhun.com

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

800,557,411 Class A ordinary shares (excluding the Class A ordinary shares issued to the Depositary for bulk-issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the share incentive plans and excluding the Class A ordinary shares underlying the ADSs repurchased by the Company pursuant to its share repurchase program) and 130,430,401 Class B ordinary shares, par value US$0.0001 per share, are outstanding as of December 31, 2025.

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

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report only:

●	“ADRs” are to the American depositary receipts that may evidence the ADSs;
●	“ADSs” are to the American depositary shares, each of which represents two Class A ordinary shares;
●	“AI” are to artificial intelligence;
●	“blue-collar” are to people who perform manual or service-related work, whether in the secondary sector such as manufacturing or construction, or in the tertiary sector such as accommodation or catering or the local life service industry;
●	“Boss” are to executives or middle-level managers of large enterprises and owners of SMEs and micro businesses;
●	“Class A ordinary shares” are to our Class A ordinary shares, par value US$0.0001 per share;
●	“Class B ordinary shares” are to our Class B ordinary shares, par value US$0.0001 per share;
●	“DAU” are to the number of verified user accounts, including both job seekers and enterprise users, that logged on to our BOSS Zhipin mobile app in a given day at least once;
●	“enterprise users” are to Bosses and recruiting professionals;
●	“gold-collar” are to people who perform professional, desk, managerial, or administrative work with an annual salary above RMB250,000;
●	“HK$” and “Hong Kong dollars” are to the legal currency of Hong Kong;
●	“Hong Kong Listing Rules” are to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended, supplemented or otherwise modified from time to time;
●	“Hong Kong Stock Exchange” are to the Stock Exchange of Hong Kong Limited;
●	“Kanzhun,” “we,” “us,” “our company” and “our” are to KANZHUN LIMITED, our Cayman Islands holding company and its subsidiaries, and in the context of describing our operations and consolidated financial information, the VIE in the Chinese mainland, including but not limited to Beijing Huapin Borui Network Technology Co., Ltd.;
●	“key accounts” are to paid enterprise customers who contributed RMB50,000 or more of revenues to us in a twelve-month period ended on the end of a given period;
●	“Main Board” are to the stock market (excluding the option market) operated by the Hong Kong Stock Exchange, which is independent from and operated in parallel with the Growth Enterprise Market of the Hong Kong Stock Exchange;
●	“MAU” are to the number of verified user accounts, including both job seekers and enterprise users, that logged on to our BOSS Zhipin mobile app in a given month at least once;
●	“mid-sized accounts” are to paid enterprise customers who contributed between RMB5,000 and RMB50,000 of revenues to us a twelve-month period ended on the end of a given period;
●	“our WFOE,” “the WFOE” are to Beijing Glorywolf Co., Ltd. from May 2014 to December 2023 and Beijing Highland Wolf Technology Co., Ltd. from January 2024 onwards;
●	“online recruitment platform” are to our mobile applications, mini programs and websites;

●	“paid enterprise customers” in a given period are to enterprise users and company accounts from which we recognize revenues for our online recruitment services in that period;
●	“RMB” and “Renminbi” are to the legal currency of the Chinese mainland;
●	“shares” or “ordinary shares” are to our Class A and Class B ordinary shares, par value US$0.0001 per share;
●	“SMEs” are to small and medium-sized enterprises;
●	“US$,” “U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States;
●	“white-collar users” are to people who perform professional, desk, managerial, or administrative work with an annual salary equal or below RMB250,000; and
●	“VIE” are to variable interest entity, and “the VIE” are to Beijing Huapin Borui Network Technology Co., Ltd.

Our reporting currency is the Renminbi. This annual report also contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations of Renminbi into U.S. dollars were made at RMB6.9931 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2025. We make no representation that the Renminbi or U.S. dollars amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

Due to rounding, numbers presented throughout this annual report may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

FORWARD-LOOKING INFORMATION

This annual report on Form 20-F contains forward-looking statements that reflect our current expectations and views of future events. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.

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

Item 3.    Key Information

Our Holding Company Structure and Contractual Arrangements with the VIE

KANZHUN LIMITED is not a Chinese operating company, but rather a Cayman Islands holding company with no equity ownership in the VIE. Our Cayman Islands holding company does not conduct business operations directly. We conduct our operations in the Chinese mainland through (i) our subsidiaries incorporated in the Chinese mainland, or subsidiaries in the Chinese mainland, and (ii) the VIE with which we have maintained contractual arrangements and its subsidiaries in the Chinese mainland. Laws and regulations of the Chinese mainland impose certain restrictions or prohibitions on foreign ownership of companies that engage in certain value-added telecommunication services, internet audio-visual program services, radio and television program services and certain other businesses. Accordingly, we operate these businesses in the Chinese mainland through the VIE and its subsidiaries, and rely on contractual arrangements among our subsidiaries in the Chinese mainland, the VIE and its nominee shareholders to direct the activities of the VIE. The VIE is consolidated for accounting purposes, but are not entities in which our Cayman Islands holding company, or our investors, own equity. Substantially all of our revenues for the years ended December 31, 2023, 2024 and 2025 were contributed by the VIE. As used in this annual report, “we,” “us,” “our company,” “our,” or “Kanzhun” refers to KANZHUN LIMITED, its subsidiaries, and, in the context of describing our operations and consolidated financial information, the VIE in the Chinese mainland, Beijing Huapin Borui Network Technology Co., Ltd. Investors in our ADSs are not purchasing equity interest in the VIE in the Chinese mainland, but instead are purchasing equity interest in a holding company incorporated in the Cayman Islands.

A series of contractual agreements, including an exclusive technology and service co-operation agreement, an equity pledge agreement, an exclusive purchase option agreement, spousal consents and powers of attorney, have been entered into by and among our WFOE, the VIE and its respective shareholders. These contractual arrangements enable us to:

●	receive substantially all of the economic benefits that could potentially be significant to the VIE in consideration for the services provided by our subsidiaries;
●	direct the activities of the VIE;
●	receive the pledge right over the equity interests in the VIE as the pledgee; and
●	hold an exclusive option to purchase all or part of the equity interests in the VIE when and to the extent permitted by laws in the Chinese mainland.

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

However, the contractual arrangements may not be as effective as direct ownership in providing us with control over the VIE and we may incur substantial costs to enforce the terms of the arrangements. Uncertainties in the PRC legal system may limit our ability, as a Cayman Islands holding company, to enforce these contractual arrangements. Meanwhile, there are very few precedents as to whether contractual arrangements would be judged to direct the activities of the VIE through the contractual arrangements, or how contractual arrangements in the context of a VIE should be interpreted or enforced by the courts of the Chinese mainland. Should legal actions become necessary, we cannot guarantee that the court will rule in favor of the enforceability of the VIE contractual arrangements. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to direct the activities of the VIE, and our ability to conduct our business may be materially adversely affected. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—We rely on contractual arrangements with the VIE which may not be as effective as direct ownership in providing operational control.”

There are also substantial uncertainties regarding the interpretation and application of current and future laws of the Chinese mainland, regulations and rules regarding the status of the rights of our Cayman Islands holding company with respect to its contractual arrangements with the VIE and its nominee shareholders. It is uncertain whether any new laws or regulations of the Chinese mainland relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or the VIE is found to be in violation of any existing or future laws or regulations of the Chinese mainland, or fail to obtain or maintain any of the required permits, approvals, or filings, the PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. If the PRC government deems that our contractual arrangements with the VIE do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our Cayman Islands holding company, our Chinese mainland subsidiaries and the VIE, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIE and, consequently, significantly affect the financial performance of the VIE and our company as a whole. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating some of our operations in the Chinese mainland do not comply with laws and regulations of the Chinese mainland relating to the relevant industries, or if these laws and regulations or the interpretation of existing laws and regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations,” and “—Our current corporate structure and business operations may be substantially affected by the Foreign Investment Law.”

We face various risks and uncertainties related to doing business in China. Our business operations are primarily conducted in the Chinese mainland, and we are subject to complex and evolving laws and regulations of the Chinese mainland. For example, we face risks associated with regulatory approvals on overseas offerings conducted by and foreign investment in China-based issuers, the use of the VIE, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy. For a detailed description of risks related to doing business in China, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China.”

PRC government’s authority in regulating our operations and its oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations in this nature may cause the value of such securities to significantly decline or become worthless. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The PRC government’s oversight and discretion over our business operations could result in a material adverse change in our operations and the value of our Class A ordinary shares and ADSs.”

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

Permissions Required from the PRC Authorities for Our Operations

We conduct our business primarily through our subsidiaries and the VIE in China. Our operations in China are governed by laws and regulations of the Chinese mainland. As of the date of this annual report, our subsidiaries in the Chinese mainland, the VIE and its subsidiaries have obtained the requisite licenses and permits from the PRC government authorities that are material for the business operations of our holding company, the VIE in the Chinese mainland, including, among others, the Value-added Telecommunications Business Operation License for information services via internet, or ICP License, Human Resource Services License, and other permits required for operating our business. We are required to but have not obtained a License for Online Transmission of Audio-Visual Programs for providing internet audio-visual program services through our online recruitment platform, including certain live streaming recruitment services, short videos relating to job hunting and recruitment, in-app streaming interview and career development related video courses. We do not consider such services to be material to our business and the revenues generated through the provision of such services account for an insignificant portion of our total revenues. We are not eligible to apply for a license under the current regulatory regime, because we are not a wholly state-owned or state-controlled entity as required for this license under laws of the Chinese mainland. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Any lack of or failure to maintain requisite approvals, licenses or permits applicable to our business may have a material and adverse impact on our business, financial condition and results of operations, and compliance with applicable laws or regulations may require us to obtain additional approvals or licenses or change our business model.” Given the uncertainties of interpretation and implementation of the laws and regulations and the enforcement practices of the government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future.

Furthermore, the PRC government has promulgated regulations and rules in recent years to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. Accordingly, there have been certain new or draft laws, regulations in relation to cybersecurity and data privacy, offerings conducted overseas by, and foreign investment in, China-based issuers. For more detailed information, see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Overseas Securities Offerings,” and “—Regulations Relating to Information Security and Censorship.” According to these laws and regulations, we may be required to fulfill filing, reporting procedures and obtain approval from the China Securities Regulatory Commission, or the CSRC, in connection with follow-on offering and other equivalent overseas offering activities in an overseas market, and may be required to go through cybersecurity review by the Cyberspace Administration of China, or the CAC, in respect of our data processing activities. If these laws and regulations are enacted as currently proposed and we fail to obtain the approval or complete other filing procedures required for any future overseas offering or listing, we may face sanctions by the CSRC or other PRC regulatory authorities, which may include fines and penalties on our operations in the Chinese mainland, limitations on our operating privileges in the Chinese mainland, restrictions on or prohibition of the payments or remittance of dividends by our subsidiaries in the Chinese mainland, restrictions on or delays to our future financing transactions offshore, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China— The approval of or filing and reporting with the CSRC or other PRC government authorities may be required in connection with our overseas offerings under laws of the Chinese mainland, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing and reporting procedures,” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Our business is subject to complex and evolving laws and regulations in the Chinese mainland. Many of these laws and regulations are subject to change and uncertain interpretation, and could result in claims, changes to our business practices, monetary penalties, increased cost of operations, or declines in user growth or engagement, or otherwise harm our business.”

The Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act, or the HFCAA, as amended by the Consolidated Appropriations Act, 2023, if the Securities and Exchange Commission, or the SEC, determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the Public Company Accounting Oversight Board, or the PCAOB, for two consecutive years, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in the Chinese mainland and Hong Kong, including our auditor. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed the Chinese mainland and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we were not identified as a Commission-Identified Issuer under the HFCAA after we filed our annual report on Form 20-F for the fiscal year ended December 31, 2022 and subsequently for the fiscal years ended December 31, 2023 and 2024, and do not expect to be identified so after we file this annual report on Form 20-F. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in the Chinese mainland and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in the Chinese mainland and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections,” and “—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Cash and Asset Flows through Our Organization

KANZHUN LIMITED transfers cash to its wholly-owned Hong Kong subsidiary, by making capital contributions or providing loans, and the Hong Kong subsidiary transfers cash to the subsidiaries in the Chinese mainland by making capital contributions or providing loans to them. Because KANZHUN LIMITED and its subsidiary direct the activities of the VIE through contractual arrangements, they are not able to make direct capital contributions to the VIE and its subsidiaries. However, they may transfer cash to the VIE by loans or by making payment to the VIE for inter-group transactions.

For the years ended December 31, 2023, 2024 and 2025, KANZHUN LIMITED provided capital contributions of RMB7.1 million, nil and nil, respectively, to its subsidiaries; and the Hong Kong subsidiary provided capital contributions of RMB0.7 million, nil and nil, respectively, to its subsidiaries in the Chinese mainland. For the years ended December 31, 2023, 2024 and 2025, KANZHUN LIMITED provided loan financing of RMB9.7 billion, RMB249.8 million, and RMB273.4 million (US$39.1 million), respectively, to its subsidiaries; and received repayments of loans of RMB5.0 billion, RMB1.7 billion and RMB1.5 billion (US$211.2 million), respectively, from its subsidiaries.

The VIE may also transfer cash to our WFOE by paying service fees according to the exclusive technology and service co-operation agreement between our WFOE and the VIE. The VIE did not pay any service fees to our WFOE in 2023. For the years ended December 31, 2024 and 2025, the VIE recorded service fees payable to our WFOE of RMB406.5 million and RMB1.1 billion (US$162.5 million), respectively; and made payments of RMB350.9 million and RMB1.1 billion (US$156.9 million), respectively. In addition, the VIE transferred fixed assets at a consideration of RMB46.0 million to our WFOE in 2024.

For the years ended December 31, 2023, 2024 and 2025, no dividends or distributions were made to KANZHUN LIMITED by our subsidiaries. For the years ended December 31, 2023, 2024 and 2025, the Hong Kong subsidiary received dividends from its subsidiaries of nil, nil and RMB113.5 million (US$16.2 million), respectively. Under laws and regulations of the Chinese mainland, our subsidiaries in the Chinese mainland and the VIE are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by the State Administration of Foreign Exchange, or SAFE. The amounts restricted include the paid-in capital and the statutory reserve funds of our subsidiaries in the Chinese mainland and the VIE, totaling RMB804.9 million (US$115.1 million) as of December 31, 2025. Furthermore, cash transfers from our subsidiaries in the Chinese mainland to entities outside of the Chinese mainland are subject to PRC government control of currency conversion. Shortages in the availability of foreign currency may temporarily delay the ability of our subsidiaries in the Chinese mainland and the VIE to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. For risks relating to the fund flows of our operations in the Chinese mainland, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We may rely on dividends and other distributions on equity paid by our subsidiaries in the Chinese mainland to fund any cash and financing requirements we may have, and any limitation on the ability of our Chinese mainland subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.”

In November 2023, our board of directors approved a special cash dividend in the amount of US$0.09 per Class A ordinary share, or US$0.18 per ADS. The aggregate amount of the dividend was approximately US$79.2 million. In August 2025, our board of directors approved an annual dividend policy, pursuant to which our board of directors intends to declare and distribute a dividend each year in accordance with our memorandum and articles of association and applicable laws and regulations. Under this policy, the determination to make dividend distributions and the amount of such distributions in any particular annual period will be made at the discretion of our board of directors upon review of our operations and earnings, cash flow, financial condition and other relevant factors. In addition, our board of directors has approved an annual cash dividend for 2025 of US$0.084 per Class A ordinary share, or US$0.168 per ADS, under this policy. The aggregate amount of the dividend was approximately US$77.9 million. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.” For the Cayman Islands, PRC and U.S. federal income tax considerations applicable to an investment in our ADSs or Class A ordinary shares, see “Item 10. Additional Information—E. Taxation.”

For purposes of illustration, the following discussion reflects the hypothetical taxes that might be required to be paid within the Chinese mainland, assuming that: (i) we have taxable earnings, and (ii) we determine to pay a dividend in the future:

Tax calculation(1)
Hypothetical pre-tax earnings(2)	100.0%
Tax on earnings at statutory rate of 25%(3)	(25.0)%
Net earnings available for distribution	75.0%
Withholding tax at standard rate of 10%(4)	(7.5)%
Net distribution to Parent/Shareholders	67.5%

Notes:

(1)	For purposes of this example, the tax calculation has been simplified.
(2)	The hypothetical pre-tax earnings are assumed to equal taxable income in the Chinese mainland, without considering timing differences. Under the terms of contractual agreements with the VIE, our WFOE may charge the VIE for services provided to the VIE. These service fees shall be recognized as expenses of the VIE, with a corresponding amount recorded as service income by our WFOE and eliminated in consolidation. For income tax purposes, our WFOE and the VIE file income tax returns on a separate company basis and the above service fees are tax neutral.
(3)	The VIE qualifies for a 15% preferential income tax rate in the Chinese mainland. However, such rate is subject to qualification, is temporary in nature, and may not be available in a future period when distributions are paid. For purposes of this hypothetical example, the table above reflects a maximum tax scenario under which the full statutory rate would be effective.
(4)	The PRC Enterprise Income Tax Law imposes a withholding income tax of 10% on dividends distributed by a foreign invested enterprise, or FIE, to its immediate holding company outside of the Chinese mainland. A lower withholding income tax rate of 5% is applied if the FIE’s immediate holding company is registered in Hong Kong or other jurisdictions that have a tax treaty arrangement with the Chinese mainland, subject to a qualification review at the time of the distribution. For purposes of this hypothetical example, the table above assumes a maximum tax scenario under which the full withholding tax would be applied.

The table above has been prepared under the assumption that all profits of the VIE will be distributed as fees to our WFOE under tax neutral contractual arrangements. If, in the future, the accumulated earnings of the VIE exceed the service fees paid to our subsidiary in the Chinese mainland (or if the current and contemplated fee structure between the intercompany entities is determined to be non-substantive and disallowed by Chinese tax authorities), the VIE could make a non-deductible transfer to our subsidiary in the Chinese mainland for the amounts of the stranded cash in the VIE. This would result in such transfer being non-deductible expenses for the VIE but still taxable income for the subsidiary in the Chinese mainland. Our management believes that there is only a remote possibility that this scenario would happen.

Financial Information Related to the VIE

The following table presents our condensed consolidating schedule of financial information for our holding company, KANZHUN LIMITED, the WFOE that is the primary beneficiary of the VIE, the VIE and VIE’s subsidiaries, and other subsidiaries as of the dates presented:

Selected Condensed Consolidating Statements of Operations Data

	For the Year Ended December 31, 2025
			Primary	VIE
	KANZHUN	Other	Beneficiary	and VIE’s		Consolidated
	LIMITED	Subsidiaries	of VIE	Subsidiaries	Eliminations	Total

	(in RMB thousands)
Third-party revenues	—	573,352	—	7,694,166	—	8,267,518
Inter-company revenues(1)	—	302,512	1,136,248	90,931	(1,529,691)	—
Third-party operating cost and expenses	(65,595)	(1,243,059)	(418,709)	(4,054,003)	—	(5,781,366)
Inter-company operating cost and expenses(1)	(779)	(90,931)	—	(1,437,981)	1,529,691	—
Other operating (expenses)/income, net	—	(34,451)	1,063	11,337	—	(22,051)
(Loss)/Income from operations	(66,374)	(492,577)	718,602	2,304,450	—	2,464,101
Other non-operating income, net	305,457	217,075	2,059	206,782	4,738	736,111
Share of income of subsidiaries and VIE(2)	2,518,157	2,787,196	2,171,096	—	(7,476,449)	—
Income before income tax expenses	2,757,240	2,511,694	2,891,757	2,511,232	(7,471,711)	3,200,212
Income tax expenses	(21,900)	(43,036)	(104,561)	(340,248)	—	(509,745)
Net income	2,735,340	2,468,658	2,787,196	2,170,984	(7,471,711)	2,690,467

	For the Year Ended December 31, 2024
			Primary	VIE
	KANZHUN	Other	Beneficiary	and VIE’s		Consolidated
	LIMITED	Subsidiaries	of VIE	Subsidiaries	Eliminations	Total

	(in RMB thousands)
Third-party revenues	—	467,501	—	6,888,176	—	7,355,677
Inter-company revenues(1)	—	293,350	406,464	163,324	(863,138)	—
Third-party operating cost and expenses	(89,778)	(957,710)	(275,973)	(4,899,061)	—	(6,222,522)
Inter-company operating cost and expenses(1)	(778)	(163,325)	—	(699,035)	863,138	—
Other operating (expenses)/income, net	(214)	6,967	586	32,452	—	39,791
(Loss)/Income from operations	(90,770)	(353,217)	131,077	1,485,856	—	1,172,946
Other non-operating income, net	273,166	285,650	233	102,935	(2,270)	659,714
Share of income of subsidiaries and VIE(2)	1,402,268	1,468,947	1,368,435	—	(4,239,650)	—
Income before income tax expenses	1,584,664	1,401,380	1,499,745	1,588,791	(4,241,920)	1,832,660
Income tax expenses	—	(14,368)	(30,798)	(220,468)	—	(265,634)
Net income	1,584,664	1,387,012	1,468,947	1,368,323	(4,241,920)	1,567,026

	For the Year Ended December 31, 2023
			Primary	VIE
	KANZHUN	Other	Beneficiary	and VIE’s		Consolidated
	LIMITED	Subsidiaries	of VIE	Subsidiaries	Eliminations	Total

	(in RMB thousands)
Third-party revenues	—	129,127	—	5,822,901	—	5,952,028
Inter-company revenues(1)	—	62,780	—	44,982	(107,762)	—
Third-party operating cost and expenses	(62,291)	(251,034)	(2,241)	(5,090,876)	—	(5,406,442)
Inter-company operating cost and expenses(1)	—	(44,982)	—	(62,780)	107,762	—
Other operating income, net	—	812	231	34,342	—	35,385
(Loss)/Income from operations	(62,291)	(103,297)	(2,010)	748,569	—	580,971
Other non-operating income, net	268,481	289,739	13,383	71,007	(1,792)	640,818
Share of income of subsidiaries and VIE(2)	893,037	708,013	697,047	—	(2,298,097)	—
Income before income tax expenses	1,099,227	894,455	708,420	819,576	(2,299,889)	1,221,789
Income tax benefit/(expenses)	—	374	(407)	(122,538)	—	(122,571)
Net income	1,099,227	894,829	708,013	697,038	(2,299,889)	1,099,218

Selected Condensed Consolidating Balance Sheets Data

	As of December 31, 2025
			Primary	VIE
	KANZHUN	Other	Beneficiary	and VIE’s		Consolidated
	LIMITED	Subsidiaries	of VIE	Subsidiaries	Eliminations	Total

	(in RMB thousands)
Cash and cash equivalents	2,101,083	590,138	129,065	1,284,631	—	4,104,917
Short-term time deposits	3,561,989	2,764,071	—	64,098	—	6,390,158
Short-term investments	357,089	483,647	650,673	7,958,835	—	9,450,244
Accounts and notes receivable, net	—	21,494	—	11,643	—	33,137
Inventories	—	—	—	2,395	—	2,395
Amounts due from Group companies(3)	4,484,786	203,448	117,127	299,254	(5,104,615)	—
Amounts due from related parties	—	518	—	8,723	—	9,241
Prepayments and other current assets	15,079	31,944	3,154	315,028	—	365,205
Investments in subsidiaries and VIE(2)	8,137,730	8,253,893	7,443,816	—	(23,835,439)	—
Long-term time deposits	—	730,661	—	51,799	—	782,460
Long-term investments	1,655,883	53,394	—	188,901	—	1,898,178
Property, equipment and software, net	—	57,772	59,728	1,127,522	—	1,245,022
Right-of-use assets, net	—	50,709	4,058	106,685	—	161,452
Intangible assets, net	—	100,807	—	102	—	100,909
Goodwill	—	6,528	—	—	—	6,528
Deferred tax assets	—	18,168	—	—	—	18,168
Total assets	20,313,639	13,367,192	8,407,621	11,419,616	(28,940,054)	24,568,014
Accounts payable	—	7,123	—	112,843	—	119,966
Deferred revenue	—	315,043	—	2,920,916	—	3,235,959
Other payables and accrued liabilities	50,496	190,108	139,928	540,787	—	921,319
Amounts due to Group companies(3)	232,368	4,597,148	6,101	268,998	(5,104,615)	—
Operating lease liabilities, current	—	25,099	2,390	66,527	—	94,016
Operating lease liabilities, non-current	—	34,089	—	29,938	—	64,027
Deferred tax liabilities	—	10,356	5,309	36,024	—	51,689
Total liabilities	282,864	5,178,966	153,728	3,976,033	(5,104,615)	4,486,976
Total shareholders’ equity(2)	20,030,775	8,188,226	8,253,893	7,443,583	(23,835,439)	20,081,038
Total liabilities and shareholders’ equity	20,313,639	13,367,192	8,407,621	11,419,616	(28,940,054)	24,568,014

	As of December 31, 2024
			Primary	VIE
	KANZHUN	Other	Beneficiary	and VIE’s		Consolidated
	LIMITED	Subsidiaries	of VIE	Subsidiaries	Eliminations	Total

	(in RMB thousands)
Cash and cash equivalents	93,851	894,983	150,072	1,414,184	—	2,553,090
Short-term time deposits	738,831	4,749,800	—	—	—	5,488,631
Short-term investments	1,999,870	193,537	—	4,445,982	—	6,639,389
Accounts and notes receivable, net	—	15,725	—	24,988	—	40,713
Inventories	—	—	—	3,042	—	3,042
Amounts due from Group companies(3)	5,962,934	184,573	68,320	379,885	(6,595,712)	—
Amounts due from related parties	—	673	—	6,585	—	7,258
Prepayments and other current assets	45,682	42,408	3,234	276,936	—	368,260
Investments in subsidiaries and VIE(2)	4,679,986	4,847,059	4,671,300	—	(14,198,345)	—
Long-term investments	1,607,361	54,677	—	252,492	—	1,914,530
Property, equipment and software, net	—	189,071	75,564	1,469,151	—	1,733,786
Right-of-use assets, net	—	83,150	11,871	207,835	—	302,856
Intangible assets, net	—	252,400	—	189	—	252,589
Goodwill	—	6,528	—	—	—	6,528
Total assets	15,128,515	11,514,584	4,980,361	8,481,269	(20,794,057)	19,310,672
Accounts payable	—	8,583	30,393	71,692	—	110,668
Deferred revenue	—	294,059	—	2,790,780	—	3,084,839
Other payables and accrued liabilities	97,012	151,706	74,017	493,032	—	815,767
Amounts due to Group companies(3)	164,132	6,197,373	6,072	228,135	(6,595,712)	—
Operating lease liabilities, current	—	27,789	9,405	143,588	—	180,782
Operating lease liabilities, non-current	—	58,063	2,280	61,002	—	121,345
Deferred tax liabilities	—	1,455	11,135	21,861	—	34,451
Total liabilities	261,144	6,739,028	133,302	3,810,090	(6,595,712)	4,347,852
Total shareholders’ equity(2)	14,867,371	4,775,556	4,847,059	4,671,179	(14,198,345)	14,962,820
Total liabilities and shareholders’ equity	15,128,515	11,514,584	4,980,361	8,481,269	(20,794,057)	19,310,672

Selected Condensed Consolidating Cash Flows Data

	For the Year Ended December 31, 2025
			Primary	VIE and
	KANZHUN	Other	Beneficiary	VIE’s		Consolidated
	LIMITED	Subsidiaries	of VIE	Subsidiaries	Eliminations	Total

	(in RMB thousands)
Net cash provided by/(used in) operating activities with third parties	490,040	(205,244)	(421,109)	4,688,684	—	4,552,371
Net cash provided by/(used in) operating activities with Group companies(1)(5)	—	190,155	1,163,294	(1,270,626)	(82,823)	—
Net cash provided by/(used in) operating activities	490,040	(15,089)	742,185	3,418,058	(82,823)	4,552,371
Loans to Group companies(3)	(273,443)	—	—	(4,000)	277,443	—
Proceeds from repayments of loans to Group companies(3)	1,476,773	—	—	4,000	(1,480,773)	—
Other investing activities with third parties	(1,302,957)	922,725	(680,369)	(3,547,611)	—	(4,608,212)
Net cash (used in)/ provided by investing activities	(99,627)	922,725	(680,369)	(3,547,611)	(1,203,330)	(4,608,212)
Loans from Group companies(3)	—	277,443	—	—	(277,443)	—
Repayments of loans from Group companies(3)	—	(1,480,773)	—	—	1,480,773	—
Dividends paid to Group companies(5)	—	—	(82,823)	—	82,823	—
Other financing activities with third parties	1,654,508	—	—	—	—	1,654,508
Net cash provided by/(used in) financing activities	1,654,508	(1,203,330)	(82,823)	—	1,286,153	1,654,508

	For the Year Ended December 31, 2024
			Primary	VIE and
	KANZHUN	Other	Beneficiary	VIE’s		Consolidated
	LIMITED	Subsidiaries	of VIE	Subsidiaries	Eliminations	Total

	(in RMB thousands)
Net cash (used in)/provided by operating activities with third parties	(212,945)	617,281	(173,610)	3,311,769	—	3,542,495
Net cash provided by/(used in) operating activities with Group companies(1)	—	192,785	371,932	(564,717)	—	—
Net cash (used in)/provided by operating activities	(212,945)	810,066	198,322	2,747,052	—	3,542,495
Loans to Group companies(3)	(249,766)	—	—	—	249,766	—
Proceeds from repayments of loans to Group companies(3)	1,749,243	—	—	—	(1,749,243)	—
Intercompany transfer of property, equipment and software(4)	—	—	(45,961)	45,961	—	—
Intercompany transfer of investments in subsidiaries and VIE(4)	—	9,968	(3,010)	(6,958)	—	—
Other investing activities with third parties	(505,171)	1,004,106	5	(2,515,839)	—	(2,016,899)
Net cash provided by/(used in) investing activities	994,306	1,014,074	(48,966)	(2,476,836)	(1,499,477)	(2,016,899)
Loans from Group companies(3)	—	249,766	—	—	(249,766)	—
Repayments of loans from Group companies(3)	—	(1,749,243)	—	—	1,749,243	—
Other financing activities with third parties	(1,460,539)	—	—	—	—	(1,460,539)
Net cash used in financing activities	(1,460,539)	(1,499,477)	—	—	1,499,477	(1,460,539)

	For the Year Ended December 31, 2023
			Primary	VIE and
	KANZHUN	Other	Beneficiary	VIE’s		Consolidated
	LIMITED	Subsidiaries	of VIE	Subsidiaries	Eliminations	Total

	(in RMB thousands)
Net cash provided by operating activities with third parties	9,873	300,164	13,210	2,723,762	—	3,047,009
Net cash provided by/(used in) operating activities with Group companies(1)	—	5,853	—	(5,853)	—	—
Net cash provided by operating activities	9,873	306,017	13,210	2,717,909	—	3,047,009
Investments in subsidiaries(2)	(7,073)	—	—	—	7,073	—
Loans to Group companies(3)	(9,667,616)	—	—	(6,250)	9,673,866	—
Proceeds from repayments of loans to Group companies(3)	4,955,876	—	4,450	—	(4,960,326)	—
Other investing activities with third parties	(2,311,881)	(5,054,055)	15,225	(2,587,934)	—	(9,938,645)
Net cash (used in)/provided by investing activities	(7,030,694)	(5,054,055)	19,675	(2,594,184)	4,720,613	(9,938,645)
Capital contribution from Group companies(2)	—	7,073	—	—	(7,073)	—
Loans from Group companies(3)	—	9,673,866	—	—	(9,673,866)	—
Repayments of loans from Group companies(3)	—	(4,960,326)	—	—	4,960,326	—
Other financing activities with third parties	(417,022)	—	—	—	—	(417,022)
Net cash (used in)/provided by financing activities	(417,022)	4,720,613	—	—	(4,720,613)	(417,022)

Notes:

(1)	It represents the elimination of intercompany service fees charged/received.
(2)	It represents the elimination of share of income of subsidiaries and VIE and investments in subsidiaries and the VIE.
(3)	It represents the elimination of intercompany balances and loan financing.
(4)	It represents the elimination of intercompany transfer of property, plant and software and investments in subsidiaries and VIE.
(5)	It represents the elimination of intercompany dividends.
A.	[Reserved]
B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Summary of Risk Factors

Our business is subject to a number of risks, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, results of operations, cash flows, and prospects. These risks are discussed more fully below and include, but are not limited to, risks related to:

Risks Relating to Our Business and Industry

●	If we fail to implement new technologies, develop and provide innovative features and services, respond to evolving user preferences, enhance user friendliness of our online recruitment platform, or optimize our technology systems, we may not be able to improve user experience, which may have a material and adverse effect on our user growth and retention, business, financial condition and results of operations.
●	Our business depends on the continued success of our brands, and if we fail to maintain and enhance the recognition of our brands cost-effectively, or the recognition of our brands is adversely affected by any negative publicity concerning us or our directors, management, shareholders or business partners, our reputation and operating results may be harmed.
●	We face significant competition in China’s dynamic online recruitment service market, potential market entries by established players from other industries and new technology-driven startups may further intensify competition. Our market share, financial condition and results of operations may be materially and adversely affected if we are unable to compete effectively.
●	If our technological capabilities fail to yield satisfactory results or fail to improve, our online recruitment platform may not be able to effectively match our job seekers with suitable enterprise users or to optimally recommend services for our users, and our user growth, retention, results of operations and business prospects may suffer consequently.
●	We use artificial intelligence technologies, including our proprietary large language model, and the deployment, application and use of AI technologies involve technological, legal and regulatory risks.
●	A slowdown or adverse development in the Chinese or global economy and geopolitical conflicts may lower the hiring willingness and budget of our current and potential enterprise users, adversely affecting the demand for our services and our business in general.
●	Our users may engage in intentional or negligent misconduct or other improper activities on our online recruitment platform or otherwise misuse our online recruitment platform, which may damage our brand image and reputation, our business and our results of operations.
●	Because we store and process data, some of which contains sensitive personal information, we face concerns over the collection, improper use or disclosure of personal information, which could deter current and potential users from using our services, damage our reputation, result in legal liability, bring regulatory scrutiny, and in turn materially and adversely affect our business, financial condition and results of operations.
●	Our business is subject to complex and evolving laws and regulations in the Chinese mainland on data protection and cybersecurity. Any failure or perceived failure to comply with these laws and regulations could result in penalties, claims, changes to our business practices, negative publicity, legal proceedings, increased cost of operations, or declines in user growth or engagement, or otherwise harm our business.

●	We may not be able to manage our growth, control our costs and expenses, implement our business strategies. Any new product or service we may launch and any new market we may enter will come with additional risks, which could materially and adversely affect our revenues, profitability, and results of operations.
●	Heightened tensions in international relations, particularly between the United States and China, including restrictions on trade and investment could have a material and adverse effect on our business, financial condition, results of operations, and prospects, as well as the trading price of our Class A ordinary shares and the ADSs.

Risks Relating to Our Corporate Structure

●	We are a Cayman Islands holding company with no equity ownership in the VIE and we conduct our operations in the Chinese mainland primarily through the VIE, with which we have maintained contractual arrangements. Investors in our ADSs thus are not purchasing equity interest in the VIE in the Chinese mainland but instead are purchasing equity interest in a Cayman Islands holding company. If the PRC government finds that the agreements that establish the structure for operating some of our operations in the Chinese mainland do not comply with laws and regulations of the Chinese mainland relating to the relevant industries, or if these laws and regulations or the interpretations of existing laws and regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company, the VIE and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIE and, consequently, significantly affect the financial performance of the VIE and our company as a whole.
●	We rely on contractual arrangements with the VIE which may not be as effective as direct ownership in providing operational control.
●	Any failure by the VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.

Risks Relating to Doing Business in China

●	Changes in China’s economic, political or social conditions or government policies could have a material and adverse effect on our business and results of operations.
●	Uncertainties in the interpretation and enforcement of PRC laws and regulations could adversely affect us.
●	The PRC government’s oversight and discretion over our business operations could result in a material adverse change in our operations and the value of our Class A ordinary shares and ADSs.
●	The approval of or filing and reporting with the CSRC or other PRC government authorities may be required in connection with our overseas offerings under laws of the Chinese mainland, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing and reporting procedures.
●	The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections.
●	Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Risks Relating to Our Shares and Our ADSs

●	The trading price of the ADSs has been and may be, and the trading price of our Class A ordinary shares can be, volatile, which could result in substantial losses to investors.
●	Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares or ADSs may view as beneficial.

●	The dual-class structure of our ordinary shares may adversely affect the trading market for our Class A ordinary shares and/or ADSs.
●	If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, or if they adversely change their recommendations regarding the Class A ordinary shares and/or ADSs, the market price for our Class A ordinary shares and ADSs and trading volume could decline.

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

Our success depends upon our ability to attract and retain job seekers and enterprise users. Our ability to retain and attract job seekers largely depends on the number of job postings and employers on our online recruitment platform. Our ability to retain and attract enterprise users primarily depends on the number of the job seekers using our online recruitment platform. Therefore, improving the experience for both job seekers and enterprise users is critical to driving engagement across our platform.

An important way to improve user experience and attract more users is to introduce innovative services and features that are useful for users and that encourage more frequent use of our online recruitment platform. To develop, support and maintain such innovative services and features often requires development and implementation of new technologies, including AI, and we intend to continue to devote resources to the research and development of additional technologies and services. Our continued success depends on our ability to remain at the forefront of technological development and, in particular, to translate our AI capabilities into practical applications that can be effectively deployed on our platform. However, implementation of new technologies in our system may take a long time and may involve technical challenges and large amounts of capital and personnel resources. We may not be able to effectively integrate new technologies on a timely basis, or at all, which may decrease user satisfaction with our services. Such technologies, even if integrated, may not function as expected or may be unable to attract and retain a substantial number of users to use our online recruitment platform. Any failure to keep pace with rapid technological changes may cause our user retention and growth to suffer.

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

We cannot assure you that our efforts to improve user experience and maintain and increase user base will always be successful. We cannot predict whether our new products, service and features will be well received by users consistently, or whether we will be successful in implementing new technologies in a cost-effective manner, enhancing user friendliness of our online recruitment platform, and otherwise improving our technology systems. If we cannot improve user experience, we may not be able to retain or attract users, and our business, financial condition and results of operations may be materially and adversely affected.

Our business depends on the continued success of our brands, and if we fail to maintain and enhance the recognition of our brands cost-effectively, or the recognition of our brands is adversely affected by any negative publicity concerning us or our directors, management, shareholders or business partners, our reputation and operating results may be harmed.

We believe that maintaining and enhancing our brands is important to the success of our business. Well-recognized brands are critical to increasing the number and the level of engagement of our users. Since we operate in a competitive industry, brand maintenance and enhancement also directly affect our ability to maintain our market position. To safeguard our brand image, we have continued to exercise strict quality control on our online recruitment platform to prevent any deterioration in service quality that could damage our reputation. We have conducted and will continue to conduct various marketing and online and offline promotional activities to enhance our brands, to guide public perception of our brands and services, and to distinguish our online recruitment platform from those of our competitors. Historically, we have invested significantly in these marketing and promotional activities, with our sales and marketing expenses accounting for 33.5%, 28.2% and 20.5% of our revenues in the years ended December 31, 2023, 2024 and 2025, respectively. We may need to further increase our sales and marketing expenses in the future to continue to maintain and enhance brand awareness and brand loyalty, to retain and attract users as well as to promote the growth of our online recruitment platform. However, there can be no assurance that these sales and marketing activities will be successful or that we will be able to achieve the brand promotion effect we expect from them. If we cannot properly manage our sales and marketing expenses or if our sales and marketing activities do not meet our expectations, our financial condition, results of operations and business prospects will be adversely affected as a result.

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

Furthermore, our brand names and our business may be harmed by aggressive marketing and communication strategies by competitors and third parties. We may be subject to government or regulatory investigation or third-party claims as a result and we may be required to spend significant time and incur substantial costs to react to and address these consequences. There is no assurance that we will be able to effectively refute allegations within a reasonable period of time, or at all. Additionally, public allegations, directly or indirectly, against us or our directors, management, shareholders or business partners, may be disseminated online by anyone on an anonymous basis. The availability of information on social media platforms is virtually immediate, as is its impact. Social media platforms may not necessarily filter or check the accuracy of information before publishing them, and we may be able to afford little or no time to respond. As a result, our reputation may be materially and adversely affected, our ability to attract and retain users and maintain our market share may suffer, and our financial conditions may deteriorate.

We face significant competition in China’s dynamic online recruitment service market, potential market entries by established players from other industries and new technology-driven startups may further intensify competition. Our market share, financial condition and results of operations may be materially and adversely affected if we are unable to compete effectively.

The online recruitment service market in China is competitive and rapidly evolving. We face constant pressure to attract and retain users, expand the market for our services and incorporate new capabilities and technologies. Our online recruitment platform competes with other major dedicated job search platforms and niche market players that focus on certain industry verticals, such as technology, or user segments, such as job seekers for high-end positions. Other large internet companies and classified advertisement platforms have also entered the market for online recruitment services, further intensifying competition. In addition, we face competition from professional networking platforms and existing participants in the offline recruitment industry who may develop online recruitment services and products.

Many of our competitors or potential competitors have long operating histories, international strategic partners, local government sponsorship, or a larger user base, and they may have greater financial, management, technological development, sales, marketing and other resources than we do. They may also be able to adopt our business model and intensify their competition with us. As a result, we may experience reduced margins, a loss of market share or reduced engagement from both job seekers and enterprise users. Existing or future competitors could develop or offer services and products which provide significant advantages over ours in terms of performance, pricing, innovation, technology or other key aspects. If we are unable to compete effectively with current or future competitors as a result of these or other factors, our market share, financial condition and results of operations may be materially and adversely affected.

If our technological capabilities fail to yield satisfactory results or fail to improve, our online recruitment platform may not be able to effectively match our job seekers with suitable enterprise users or to optimally recommend services for our users, and our user growth, retention, results of operations and business prospects may suffer consequently.

One of the core strengths of our online recruitment platform is our ability to provide accurate and tailored double-sided recommendations to enterprise users and job seekers and create high quality ecosystem for users. This ability is largely dependent on our technological capabilities. Our technological capabilities such as our capabilities in big data analytics and algorithm, therefore, are crucial to us continuing to retain and attract users to our online recruitment platform. Our users will continue to compare this core strength of our online recruitment platform against those of the platforms run by our competitors, and may switch to a competitor platform if our online recruitment platform underperforms their expectations. In addition, managing some of the other important aspects of our operations, such as sales and marketing activities, also requires us to make decisions informed by our technology, including data analytics. Any failure to improve our technological capabilities and any underperformance of our technological capabilities may materially and adversely affect our user retention and growth, financial condition and results of operations.

We use artificial intelligence technologies, including our proprietary large language model, and the deployment, application and use of AI technologies involve technological, legal and regulatory risks.

We use AI technologies in our business, and have made certain investments in this area. We use AI technologies in our platform to enhance matching accuracy, personalize recommendation, improve content quality, and enhance our other product features and operating efficiency. We deploy Nanbeige, our proprietary large language model, in conjunction with third-party foundation models. As with many technological innovations, there are risks involved in maintaining and deploying these technologies, and there can be no assurance that the use of, or our investments in, AI technologies will always enhance our products or services or be beneficial to our business, including our efficiency or profitability.

We are in varying stages of development with respect to our products, services and internal business processes involving AI technologies. The continuous deployment, maintenance and operation of AI technologies is expensive and complex, and may involve unforeseen difficulties, including material performance problems and undetected defects or errors. We may not be successful in our ongoing development, refinement, and maintenance of these technologies in the face of novel and evolving technical, reputational, and regulatory factors. In particular, if the models underlying our AI technologies are: (i) incorrectly designed or implemented; (ii) trained on or reliant upon incomplete, inadequate, inaccurate, biased or otherwise poor quality data, or on data to which we do not have sufficient rights or in relation to which we and/or the providers of such data have not implemented sufficient legal compliance measures; (iii) used without sufficient oversight and governance to ensure their responsible and compliant use; (iv) producing outputs that are flawed, biased, discriminatory, inflammatory, unfair or untruthful, including hallucinatory outputs that are irrelevant, nonsensical or factually incorrect; or (v) adversely impacted by unforeseen defects, technical challenges, cybersecurity threats or material performance issues, the performance of our products and services and our business, as well as our reputation, may suffer, and we could incur liability resulting from the violation of applicable laws and regulations or contracts to which we are a party, or as a result of civil claims.

In addition to our proprietary AI technologies, we use AI technologies from third parties, as well as the underlying infrastructure and resources that support the research, development, and application of AI from third parties, such as computing chips, servers, and cloud services, in our operations. We cannot control the availability, pricing, stability, or reliability of such third-party AI technologies and infrastructure, and we may be unable to negotiate favorable terms with the applicable providers or unable to control the data processing, security or other practices of these third parties. If any such third-party AI technologies or infrastructure become incompatible with our services or products or unavailable for use, or if the providers of such AI technologies and infrastructure unfavorably change the terms on which they are offered or terminate their relationship with us, or if we are otherwise unable to access leading AI technologies and infrastructure on a timely basis or on commercially acceptable terms, our business, financial condition and results of operations could be materially and adversely affected.

Advances in AI technologies and applications may pose challenges to our existing business model and the job market, which may adversely affect our business and competitive position.

The job market is undergoing changes as a result of advances in AI technologies and applications, and these developments may affect the overall demand for recruitment services. Increasing adoption of AI technologies may reduce certain types of recruitment demand, including by automating or eliminating tasks and roles that have historically driven hiring activity, which could in turn reduce the recruitment demand from our enterprise users. Conversely, advances in AI may give rise to or expand demand for new types of roles and skills, which would require us to identify and respond to such shifts in a timely and effective manner. These dynamics may, individually or collectively, affect the level and composition of user demand on our platform, and may consequently affect our growth, business model, financial condition and results of operations.

Advances in AI technologies may also lead to the emergence of new products, services, business models and monetization models in the recruitment industry, including AI-driven recruitment tools, autonomous job-search agents and other applications, that could disrupt our existing business and operations, including our direct recruitment services. If we are unable to anticipate, adapt to or compete effectively against these developments, or if our users shift their recruitment and job-search activities to alternative AI-driven channels, the demand for our services, our results of operations and our competitive position may be materially and adversely affected.

We have made certain investments in foundation models and generative AI and may face uncertainties with respect to their commercialization and the evolving laws and regulations applicable to us.

Foundation models and generative AI technologies have developed rapidly in recent years. Following ChatGPT’s launch in November 2022, users around the world have tested and embraced a number of generative AI chatbots and foundation models. Our efforts with respect to proprietary AI models, including Nanbeige, have required and will continue to require investments of capital and personnel. These costs could materially and adversely affect the profitability of our business. Foundation models and generative AI technologies are in the relatively early stages of commercialization, and there is no proven business model for monetizing these technologies. There is no assurance that Nanbeige will directly generate revenue through our products and services, or that the resulting benefits and revenue, if any, will be sufficient to offset the costs we have incurred and expect to continue to incur.

Evolving rules, regulations, and industry standards governing AI may require us to incur significant costs to modify, maintain, or align our business practices, services and solutions to comply with relevant rules and regulations. In recent years, the PRC government authorities have released a series of laws and regulations related to generative AI services, including the Administrative Provisions on Algorithm Recommendation for Internet Information Service, the Administrative Provisions on Deep Synthesis of Internet Information Services and the Interim Measures for the Administration of Generative Artificial Intelligence Services. However, these laws and regulations related to generative AI services are relatively new, and the competent government authorities of the Chinese mainland may introduce additional or more detailed laws and regulations to oversee the generative AI services. Therefore, we may need to comply with more compliance requirements in the field of AI technologies, which may increase our compliance costs. We also face uncertainties with respect to such evolving laws and regulations as well as their interpretations and our business operations and development may be affected as a result.

A slowdown or adverse development in the Chinese or global economy and geopolitical conflicts may lower the hiring willingness and budget of our current and potential enterprise users, adversely affecting the demand for our services and our business in general.

The global macroeconomic environment continues to face numerous challenges. Geopolitical conflicts, such as the hostilities and conflicts in the Middle East and the Strait of Hormuz, the Hamas-Israel conflict, and the Russia-Ukraine conflict have heightened geopolitical tensions across the world, which may lead to disruptions to oil and food prices, volatility in the international finance markets, and broader uncertainties in the global economy. There have also been concerns about the relationship between China and other countries which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to a wide range of issues including trade policies, treaties, government regulations and tariffs. In recent years, a large number of jurisdictions have imposed higher tariffs and other protective measures on imports and exports, and such protectionist policies could discourage cross-border transactions and globalization. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Substantially all of our operations are conducted in the Chinese mainland, and the vast majority of our revenues are generated from providing services to customers operating in the Chinese mainland. In an environment of slower economic growth or recession, employers may take actions such as hiring fewer employees, engaging in hiring freezes, reducing hiring budgets or the number of hiring headcount, and curtailing spending on online recruitment services and other human resource related services. In addition, demographic changes in China, including an aging population and shifts in the composition of the labor force, may influence labor market conditions and demand for our services. Therefore, any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition. In addition, turbulence in the international markets could adversely affect our ability to access capital markets to meet liquidity needs.

Heightened tensions in international relations, particularly between the United States and China, including restrictions on trade and investment could have a material and adverse effect on our business, financial condition, results of operations, and prospects, as well as the trading price of our Class A ordinary shares and the ADSs.

In recent years, there have been heightened trade and economic tensions in international relations, particularly between the United States and China. These tensions have affected both diplomatic and economic ties between the two countries and created uncertainties to the international economy as a whole. Heightened tensions could reduce levels of trade, investments, technological exchanges, and other economic activities between major economies. The existing tensions and any further deterioration in the relationship between the United States and China and between other countries may have a negative impact on the general, economic, political, and social conditions around the globe, United States and China in particular, and thus adversely impact our business, financial condition, and results of operations.

In addition, the United States government has taken efforts to limit the outbound U.S. investments to China. On October 28, 2024, the U.S. Department of the Treasury (the “Treasury”) issued a final rule on outbound investment to implement the executive order of August 9, 2023 (the “Final Rule”). The Final Rule became effective on January 2, 2025. The Final Rule imposes investment prohibition and notification requirements on U.S. persons for a wide range of investments in entities associated with China (including Hong Kong and Macau) that are engaged in activities relating to three sectors: (i) semiconductors and microelectronics, (ii) quantum information technologies, and (iii) artificial intelligence systems, collectively defined as Covered Foreign Persons. U.S. persons subject to the Final Rule are prohibited from making, or required to report, certain investments in Covered Foreign Persons, which are defined as Covered Transactions. We do not believe KANZHUN LIMITED is a Covered Foreign Person as defined under the Final Rule. The Final Rule was recently issued and may be subject to further guidance or clarifications from the Treasury, and the U.S. outbound investment regime is still evolving. If we were to be deemed a Covered Foreign Person due to amendments to relevant laws and regulations to the U.S. outbound investment regime or changes in our business operations, our ability to raise capital would be significantly and negatively affected. In such case, the trading price of our Class A ordinary shares and/or the ADSs may be materially and adversely affected.

On February 21, 2025, the White House released the “America First Investment Policy” memorandum, or the Investment Policy, outlining several initiatives to incentivize investment from U.S. allies and partners while restricting investments involving “foreign adversaries,” including China. Among other things, the Investment Policy aims to expand the industry sectors covered by the U.S. outbound investment regulations and supplement outbound restrictions through the imposition of sanctions. As of the date of this annual report, the proposed changes under the Investment Policy are not implemented, although the proposed restrictions may further deepen the uncertainties for cross-border collaborations, investments, and funding opportunities for China-based issuers including us. If our ability to raise such capital is significantly and negatively affected, it could be detrimental to our business, financial condition and prospects, and our ADSs may significantly decline in value. In addition, on December 18, 2025, the Comprehensive Outbound Investment National Security Act of 2025 (the “COINS Act”), was signed into law. The COINS Act will keep the core of the Outbound Investment Rule while expanding its scope and coverage and clearly including underwriting services as an exception and amending certain key definitions such as “Covered Foreign Person.” The COINS Act will not take effect until the Treasury issues new regulations (subject to notice and comment), which must be done by March 13, 2027, providing the Treasury with the opportunity to further amend or expand existing prohibitions and restrictions in accordance with the COINS Act. In the meantime, the existing Outbound Investment Rule will remain in effect. The content of the implementation regulations remains uncertain. If our ability to raise such capital is significantly and negatively affected, it could be detrimental to our business, financial condition and prospects, and our ADSs may significantly decline in value.

Moreover, the U.S. has implemented policies restricting international trade and investment, such as tariffs, export controls, economic or trade sanctions, and foreign investment filing and approval requirements. These actions may materially and adversely affect international trade, global financial markets, and the stability of the global economic condition. For example, since early 2025, the United States has implemented significant changes to U.S. trade policy with China, including by imposing additional tariffs on Chinese imports. China has responded by imposing, and proposing to impose additional or higher tariffs on products imported from the United States, among other measures. There remain considerable uncertainties regarding future tariff rates and the trajectory of U.S.-China trade relations. Major developments in trade relations, including the imposition of new or increased tariffs by the U.S. and/or other countries could alter the trade environment and negatively affect the hiring demands of our customers which, in turn, could have an adverse effect on our financial condition and results of operations. Escalating U.S.-China tariff tensions have triggered a chain reaction of economic and political repercussions, potentially worsening bilateral relations. U.S. legislative and policy initiatives may impose stricter measures on China-based companies listed on U.S. exchanges. Heightened tensions could also reduce levels of trade, investments, technological exchanges, and other economic activities between the two major economies. The existing tensions and any further deterioration in the relationship between the United States and China may have a negative impact on the general, economic, political, and social conditions in both countries and, given our reliance on the Chinese market, adversely impact our business, financial condition, and results of operations.

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

We may be required by government authorities to report certain misbehaviors for further investigation if such misbehaviors are subject to regulatory investigation or other governmental proceedings. Despite our detection and filtering efforts, we may not be able to identify every incident of inappropriate content or illegal or fraudulent activities, prevent all such content from being further disseminated or prohibit such activities from occurring. We may not be able to filter all the content generated by our users, whether authored by them directly or generated through AI tools, as it appears, especially in the context of instant messaging between job seekers and enterprise users. Therefore, our users may engage in illegal, obscene or incendiary conversations or engage in unethical or illegal activities via our online recruitment platform.

If user misconduct and misuse of our online recruitment platform for inappropriate or illegal purposes occur on our online recruitment platform, claims may be brought against us for torts, defamation, libel, negligence, copyright, patent or trademark infringement. In response to allegations of illegal or inappropriate activities conducted through our online recruitment platform, government authorities may intervene and hold us liable for non-compliance with applicable laws and regulations and subject us to administrative penalties or other sanctions, such as requiring us to restrict or discontinue some or all of our features and services. In addition, our users may suffer or allege to have suffered physical, financial or emotional harm caused by contacts initiated on our online recruitment platform. Our business and public perception of our brands may be materially and adversely affected if we do face civil lawsuits or other liabilities initiated by such affected users. Defending any actions brought by such affected users could be costly and require significant time and attention of our management and other resources, which would materially and adversely affect our business.

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

If the information and profile of our job seekers, enterprise users, enterprises, enterprises’ job positions, among others are out-of-date, inaccurate, fraudulent or lack credibility, we may not be able to effectively create value for our users, which could materially and adversely impact our reputation and business prospects.

We have adopted a suite of registration procedures to verify the identity of our job seekers and enterprise users, and we also have ongoing risk assessment procedures for enterprise users. Our intelligence system detects suspicious user input and job positions that may undermine the integrity of the community and will then require such users to go through additional authentication procedures. See “Item 4. Information on the Company—B. Business Overview—Vigorous User Verification & AI Powered Risk Assessment” for further details. However, we cannot assure you that we will be able to identify and remove all the job seekers and enterprise users that submit out-of-date, inaccurate, fraudulent or otherwise untrustworthy profile or job post information to our database. If we are not able to effectively filter out these job seekers, enterprise users, enterprises, and job positions, our users that submit legitimate and accurate profile information may be misled or even defrauded by them, wasting their time and resources in the recruitment process, and our reputation and business prospects will also be materially and adversely impacted as a result. We might also be ordered to make rectifications or even be subject to confiscation of illegal gains and a fine if we fail to review the authenticity and legality of the materials provided by the employers in accordance with the laws of the Chinese mainland. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Talent Intermediary Services” for further details.

If we fail to attract more enterprise users to our online recruitment platform, or if enterprise customers decide to purchase less of our online recruitment services for any reason, our revenues may stagnate or decline and our business and prospects may be materially and adversely affected.

In 2023, 2024 and 2025, approximately 99% of our revenues were generated from enterprise customers. Enterprise customers are by far the most important source of revenue for us, and attracting more enterprise users to our online recruitment platform is therefore of critical importance to us. Due to their contribution to our revenues and ability to spend, large businesses with sufficient funds would benefit us most as a revenue source, and we need to invest in developing and promoting services that meet their needs. Additionally, SMEs can also be a source of enterprise user growth for us, as they have historically been underserved and usually lack direct access to a scaled user base and effective means to recruit widely. In order to expand our market reach to more small and mid-sized businesses, especially in less developed cities, we provide free or lower-fee services or subscription packages to them so they can take advantage of our online recruitment platform. We, however, cannot assure you that our efforts will convince more enterprise users to use our online recruitment platform. There is also no guarantee that our existing enterprise customers will continue to pay for our online recruitment services at the same frequency or price going forward, as competition or alternative means of job hunting may put pressure on the demand and pricing for our online recruitment services. If we are not successful in expanding our enterprise user base or improving our monetization of enterprise customers, our revenues may stagnate or decline and our business and prospects may be materially and adversely affected.

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

We are subject to the laws, regulations, guidelines and national standards relating to the protection of personal information in the Chinese mainland, which covers areas such as the collection, storage, use, transmission, sharing or other aspects of data processing of such personal information. For example, the PRC Personal Information Protection Law took effect on November 1, 2021. This law consolidates rules with respect to personal information rights and privacy protection and specifies the protection requirements for processing personal information and rules for processing sensitive personal information. As uncertainties remain regarding the interpretation and implementation of this law, we cannot assure that we will comply with it in all respects, or that regulatory authorities will not order us to rectify or terminate our current practice of collecting and processing personal information. We and our directly responsible supervisors may also become subject to fines and other penalties which may have a material adverse effect on our business, operations and financial condition. The Rules on the Scope of Necessary Personal Information for Common Types of Mobile Internet Applications, which were jointly promulgated by the Ministry of Industry and Information Technology, or the MIIT, the CAC, the Ministry of Public Security, and the State Administration for Market Regulation, or the SAMR, on March 12, 2021 and became effective on May 1, 2021, specify that the scope of necessary personal information for job hunting and recruitment applications includes mobile phone numbers of registered users and resume provided by job seekers.

The PRC Cyber Security Law, which became effective on June 1, 2017 and was last amended on October 28, 2025, created the Chinese mainland’s first national-level data protection framework for “network operators.” It requires, among other things, that network operators take security measures to protect the network from unauthorized interference, damage and unauthorized access and prevent data from being divulged, stolen or tampered with. Network operators are also required to collect and use personal information in compliance with the principles of legitimacy, properness and necessity, and strictly within the scope of authorization by the personal information subject unless otherwise prescribed by laws or regulations. We may need to invest significant capital, managerial and human resources to comply with legal requirements, enhance information security and address any issues caused by security failures. See also “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Information Security and Censorship” and “—Regulations Relating to Privacy Protection.” Any concerns or claims about our practices with regard to the collection, storage, use, transmission, sharing or other aspects of data processing of personal information or other privacy-related matters, even if ungrounded, could damage our reputation and results of operations.

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

Moreover, we could be required to disclose certain personal information to (i) PRC government authorities for the purpose of, among other things, safeguarding national security, investigating crimes, investigating infringement of information network communication rights, and cooperating with the supervision and inspection of telecommunication regulatory authorities, or (ii) certain entities or individuals for the purpose of enforcing the judgments or rulings made by judicial authorities. Disclosing personal information under such circumstances may cause our users to lose trust in our ability to safeguard their privacy. Failure to comply with these requirements could subject us to administrative penalties or other regulatory or enforcement actions.

Our business is subject to complex and evolving laws and regulations in the Chinese mainland on data protection and cybersecurity. Any failure or perceived failure to comply with these laws and regulations could result in penalties, claims, changes to our business practices, negative publicity, legal proceedings, increased cost of operations, or declines in user growth or engagement, or otherwise harm our business.

Regulatory authorities in the Chinese mainland have enhanced data protection and cybersecurity regulatory requirements. These laws continue to develop, and the PRC government may adopt other rules and restrictions in the future. Different PRC regulatory bodies, including the Standing Committee of the National People’s Congress, the MIIT, the CAC, the Ministry of Public Security and the SAMR, have enforced data privacy and protections laws and regulations with varying standards and applications, which may create difficulties in ensuring full compliance and increase our operating cost. Non-compliance could result in penalties or other significant legal liabilities.

Numerous regulations, guidelines and other measures have been and are expected to be adopted under the PRC Cyber Security Law. For example, the PRC government promulgated the Cybersecurity Review Measures in April 2020, which became effective in June 2020. Under these measures, critical information infrastructure operators must pass a cybersecurity review when purchasing network products and services which affect or may affect national security. On December 28, 2021, the CAC, together with certain other PRC government authorities, jointly released the revised Cybersecurity Review Measures, which took effect on February 15, 2022. Pursuant to the revised Cybersecurity Review Measures, critical information infrastructure operators procuring network products and services and online platform operators conducting data processing activities that affect or may affect national security shall conduct a cybersecurity review according to these measures. If a critical information infrastructure operator anticipates that its procurement of network products and services affect or may affect national security after the network products and services being put into use, it shall apply for cybersecurity review to the Cybersecurity Review Office of the CAC. In addition, online platform operators possessing personal information of more than one million users seeking to be listed on a foreign stock exchange must apply for a cybersecurity review. The revised Cybersecurity Review Measures also provide that the Cybersecurity Review Office of the CAC may initiate cybersecurity review against the operators if the authorities believe that the network products, network services or data processing activities of such operators affect or may affect national security. The revised Cybersecurity Review Measures set out certain risk factors which would be the focus in assessing the national security risk during a cybersecurity review.

On July 30, 2021, the PRC State Council promulgated the Regulations on Security Protection of Critical Information Infrastructure, which became effective on September 1, 2021. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Information Security and Censorship” for further details. As of the date of this annual report, no detailed implementation rules governing the online recruitment industry have been issued by the government authorities. However, as these regulations were relatively new, the government authorities may further formulate detailed rules or explanations with respect to the interpretation and implementation of this regulation. As of the date of this annual report, we have not been informed by any government authority that we are a critical information infrastructure operator.

In the Chinese mainland, the internet information is regulated from a national security standpoint. According to the PRC National Security Law, institutions and mechanisms for national security review and administration will be established to conduct national security review on key technologies and network information technology products and services that affect or may affect national security. The PRC Data Security Law took effect in September 2021 and provides for a security review procedure for the data processing activities that affect or may affect national security. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Information Security and Censorship” for further details. It is not clear under the PRC Data Security Law what constitutes “important data” or “state critical data.” If we are deemed to collect “important data” or “state critical data,” we may need to adopt internal reforms in order to comply with the PRC Data Security Law, which may increase the cost of operations, or decline the user growth or engagement, or otherwise harm our business.

In addition, on September 24, 2024, the CAC published the Regulations on the Administration of Network Data Security, which became effective on January 1, 2025. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Information Security and Censorship” for further details. The regulations provide that network data processors carrying out network data processing activities that affect or may affect national security shall undergo a national security review in accordance with relevant national regulations. In addition, network data processors processing personal information of over ten million individuals shall fulfill certain requirements for processing important data and take certain precautionary measures, such as identifying important data and conducting annual risk assessment. In general, compliance with the existing laws and regulations of the Chinese mainland and additional laws and regulations related to data security and personal information protection that PRC regulatory bodies may enact in the future may be costly and result in additional expenses to us, and subject us to negative publicity.

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

While we take measures to comply with applicable cybersecurity and data privacy and protection laws and regulations, we cannot guarantee the effectiveness of the measures undertaken by us and our business partners. The activities of third parties such as our customers and business partners are beyond our control. It also remains uncertain whether the future regulatory changes would impose additional restrictions on companies like us. If any of our business partners violates the laws or regulations or fails to fully comply with the service agreements with us, or if any of our employees fails to comply with our internal control measures and misuses the information, we may be subject to legal liabilities. Any failure or perceived failure to comply with all applicable cybersecurity and data privacy and protection laws and regulations, or any failure or perceived failure of our business partners to do so, or any failure or perceived failure of our employees to comply with our internal control measures, may prevent us from using or providing certain network products or services, result in government enforcement actions and investigations, fines and other penalties such as suspension of our related business, closure of our apps and suspension of new downloads of our apps, as well as subjecting us to negative publicity and legal proceedings or regulatory actions and discouraging current and potential users and customers from using our services, which could have a material adverse effect on our business and results of operations.

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

We may not be able to manage our growth, control our costs and expenses, implement our business strategies. Any new product or service we may launch and any new market we may enter will come with additional risks, which could materially and adversely affect our revenues, profitability, and results of operations.

We have experienced significant growth in our business and operations since our inception in 2014, which places significant demands on our management, operational and financial resources. While we have achieved profitability, recording net income of RMB1.1 billion, RMB1.6 billion and RMB2.7 billion (US$384.7 million) in 2023, 2024 and 2025, we have historically recorded net losses. Given the rapidly evolving market where we compete, we may encounter difficulties as we establish, expand or enhance our operations, feature and service development, sales and marketing efforts, technology and general and administrative capabilities. We may also not be able to sustain our historical levels of growth in the future. We believe that our ability to maintain profitable growth will depend on many factors, including our ability to further improve our user experience and broaden the spectrum of our service offerings, to further increase our presence in different user groups, especially blue-collar job seekers, to continue to invest in technologies and deepen our data insights, to explore opportunities in markets beyond the Chinese mainland, to pursue closed-loop services and to explore other potential sectors in the human resource service market and achieve full coverage of users’ career lifecycle through closed-loop service offerings. There can be no assurance that we will achieve any of the above, and our failure to do so may materially and adversely affect our business and results of operations.

Particularly, our efforts to expand our user base in diverse industries and regions, diversify product and service offerings, develop new technological capabilities, including through continued investments in AI and our proprietary large language model, explore other sectors in human resource service market, and leverage our platform capabilities and user base to expand into adjacent service areas will require significant resource investments from us, and such efforts may not be successful. Expansion into new product and service offerings, new markets, or other sectors in the human resource service market may be subject to risks such as:

●	limited brand recognition (compared with our established services or market sectors);
●	costs incurred in product and service development and marketing;
●	costs incurred due to investment in technology;
●	costs incurred in connection with user acquisition in new markets;
●	lack of experience and expertise in connection with the new product and service or market vertical;
●	adjustment to the preferences and customs of a different group of users;
●	potential reputational risks if new service offerings are not well-received by users or are perceived as inconsistent with our established brand identity;
●	compliance with potential new regulations and policies;
●	difficulties in managing upsized operations and maintaining operational efficiency; and
●	competition with new competitors, including those with a more established local presence, or with new technologies.

The occurrence of any of these risks could negatively affect our business in new markets and consequently our business and operating results.

Our costs and expenses might continue to increase in the future as we expand our user base, broaden our service offerings, invest in new technologies and develop and implement new products, services and features that may entail more complexity. We expect to continue to invest in our infrastructure in order to provide our services more rapidly and reliably to users. Continued growth could strain our ability to maintain reliable service levels for our users, develop and improve our operational, financial, legal and management controls, and enhance our reporting systems and procedures. It could also adversely and materially affect our profit margins. If we are unable to generate adequate revenues and to manage our costs and expenses, we may incur significant net losses in the future and may not be able to maintain profitability. If we fail to achieve the necessary level of efficiency in our operation as our business evolves, our business, operating results and financial condition could be harmed.

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

On December 15, 2019, the CAC, released the Provisions on Ecological Governance of Network Information Content, which came into force on March 1, 2020. These provisions, which govern the distribution of information over the internet and wireless telecommunications networks, classify the network information into three categories, namely the “encouraged information,” the “illegal information” and the “undesirable information.” While illegal information is strictly prohibited from distribution, the internet content providers are required to take measures to prevent and resist the production and distribution of undesirable information. The provisions further clarify the duties owed by the internet content providers, such as obligations to improve the systems for user registration, account management, information release review, follow-up comments review, website ecological management, real-time inspection, emergency response and disposal mechanism for cyber rumor and black industry chain information. In addition, the Provisions on the Governance of Cyber Violence Information which became effective on August 1, 2024 have imposed further obligations on internet content providers, including timely identification and removal of cyber violence information.

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

PRC regulatory authorities may also conduct various reviews and inspections on our business operations, especially those related to content distribution, from time to time. If any non-compliance incidents in our business operations are identified, we may be required to take certain rectification measures in accordance with applicable laws and regulations, or we may be subject to other regulatory actions such as administrative penalties. It may be difficult to determine the type of content or actions that may result in liability to us and, if we are found to be liable, we may be prevented from operating our business in the Chinese mainland. Moreover, complying with the regulatory requirements may result in limitation to our scope of services, reduction in user engagement or loss of users, diversion of our management team’s attention and increased operational costs and expenses. The costs of compliance with these regulations may continue to increase as a result of more content being made available by an increasing number of users of our online recruitment platform, which may adversely affect our results of operations.

Any lack of or failure to maintain requisite approvals, licenses or permits applicable to our business may have a material and adverse impact on our business, financial condition and results of operations, and compliance with applicable laws or regulations may require us to obtain additional approvals or licenses or change our business model.

Our business is subject to supervision and regulation by various government authorities in the Chinese mainland. These government authorities include the CAC, the Ministry of Commerce, the MIIT, the SAMR, the Ministry of Culture and Tourism, the National Radio and Television Administration, and their corresponding local regulatory authorities. These government authorities promulgate and enforce laws and regulations that cover a variety of business activities that relate to our operations, such as provision of internet information, among other things. These regulations in general regulate the entry into, the permitted scope of, and the approvals, licenses and permits for, these business activities.

We provide services through our online recruitment platform, including certain live streaming recruitment services, short videos relating to job hunting and recruitment, in-app streaming interview and career development-related video courses, which may be considered as internet audio-visual program services. An internet audio-visual program service provider shall obtain the License for Online Transmission of Audio-Visual Programs, or the Audio-Visual License. According to the applicable laws of the Chinese mainland, only companies wholly state-owned or state-controlled are eligible to obtain the Audio-Visual License. As advised by our PRC legal counsel, based on a consultation with the Media Integration Development Division of Beijing Municipal Radio and Television Bureau in July 2022, a company that is not eligible for the Audio-Visual License for providing internet audio-visual program services is allowed to apply for the registration and filing with the National Internet Audio-Visual Platforms Information Registration Management System, when its number of daily active users and program inspectors, personnel within a company that is responsible for reviewing and vetting the content of the internet audio-visual program, reach the respective threshold. As of the date of this annual report, we have not obtained the Audio-Visual License, as we are not a state-owned company or state-controlled company, and we have not completed the filing with the National Internet Audio-Visual Platforms Information Registration Management System, as the number of the daily active users and the number of program inspectors of the internet audio-visual program services on our platform are both below the specific thresholds. We may be subject to penalties or investigations in the future, in which case we may be involved in legal proceedings, have any illegal gains confiscated, have our relevant business suspended, or face other penalties. See “Item 4. Information on the Company—B. Business Overview— Regulations Relating to Online Transmission of Audio-Visual Programs” for more details.

We have obtained a value-added telecommunication service license concerning the internet information service, or ICP license, for provision of internet information services. The ICP license is essential to the operation of our existing and future business and is subject to regular government review or renewal. However, we cannot assure you that we can successfully renew our ICP license in a timely manner or at all as required by laws of the Chinese mainland to operate our online recruitment platform. Due to the evolving nature of the interpretation and application of the laws and regulations applicable to our industry in the Chinese mainland, we cannot assure you that the permitted scope and other aspects of our ICP license are sufficient as legally required to conduct all of our present business. The regulatory authorities may determine that the scope of our ICP license is not broad enough to carry on all of our businesses and require that we expand the scope of our ICP license. As certain prerequisites must be met in order to expand the scope of our ICP license to include certain types of services as stipulated in the Classification Catalogue of Telecommunications Services, we may not be able to meet such requirement and expand the scope of our ICP license. We may be subject to penalties or investigations due to the limitation of the scope of our ICP license in the future, in which case we may be involved in legal proceedings, have any illegal gains confiscated, have our relevant business suspended, or face other penalties.

We may be required to apply for and obtain additional licenses, permits or approvals, make additional registrations, update our registrations or expand the scope of our permits and approvals, and we cannot assure you that we will be able to meet these requirements timely, or at all, in the future. As we expand our business scope and explore different business initiatives, the business measures we have adopted or may adopt in the future may be challenged under laws and regulations of the Chinese mainland. For instance, while we believe we are not subject to any online game virtual currency laws and regulations for certain virtual tokens we offer in our mobile applications, the PRC government authorities may take a view contrary to ours. As a result, we may be required to obtain additional approvals or licenses and change certain aspects of our business to ensure compliance with existing and future online game virtual currency laws and regulations. If we fail to timely obtain, maintain or renew all the required licenses or permits or make all the necessary filings or change aspects of our business, we may be subject to various penalties or other regulatory actions, such as confiscation of revenues from unlicensed activities, the imposition of fines and the discontinuation or restriction of our operations. Any such regulatory actions may disrupt our operations and materially and adversely affect our business, financial condition and results of operations.

Our business is subject to complex and evolving laws and regulations in the Chinese mainland. Many of these laws and regulations are subject to change and uncertain interpretation, and could result in claims, changes to our business practices, monetary penalties, increased cost of operations, or declines in user growth or engagement, or otherwise harm our business.

We are subject to a variety of laws and regulations that involve matters important to or may otherwise impact our business, including, among others, the provision of value-added telecommunications services, talent intermediary services, information security and censorship, foreign exchange and taxation. See also “Item 4. Information on the Company—B. Business Overview—Regulations.” The introduction of new services may subject us to additional laws, regulations, or other government scrutiny.

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

For example, in recent years, the PRC government authorities have released a series of laws and regulations related to generative AI, algorithmic recommendation and deep synthesis technologies. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Generative AI.” Such regulations are relatively new, and the competent government authorities of the Chinese mainland may introduce additional or more detailed laws and regulations regarding our provision and use of AI and related technologies. This could subject us to additional compliance measures and changes to our operations and processes, resulting in increased compliance costs.

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

We also work with our business partners in our business operation, and their performance affects the image of our brands. However, we do not directly supervise them in providing services to us or our users. Although we generally select business partners with a strong reputation and track record, we may not be able to successfully monitor, maintain and improve the quality of their services. In the event of any unsatisfactory performance by our business partners and/or their employees, our business operation may be negatively impacted and our users may experience disruptions in services or decline in service quality, which may materially and adversely affect our reputation, our ability to retain and expand our user base, and our business, financial condition and results of operations.

Adverse developments affecting the financial services industry, such as actual events or concerns involving liquidity, defaults or non-performance by financial institutions or transactional counterparties, could adversely affect our financial condition and results of operations.

We maintain the majority of cash balances at third-party financial institutions in the Chinese mainland, Hong Kong and the United States. Concentrating a significant portion of our assets as cash in financial institutions exposes us to adverse conditions in the financial or credit markets, which could affect our access to invested cash or cash equivalents, as well as our overall liquidity and financial performance. Although our cash and cash equivalents are held in our operating accounts with or managed by reputable financial institutions, our access to cash in amounts adequate to finance or capitalize our current and projected future business operations could be impaired by factors that affect us, the financial institutions with which we have banking relationships, or the financial services industry or economy in general. These factors could include, among others, events such as liquidity constraints or failures, the ability to perform obligations under various types of financial, credit or liquidity agreements or arrangements, disruptions or instability in the financial services industry or financial markets, or concerns or negative expectations about the prospects for companies in the financial services industry. To date, we have not experienced any losses on cash or deposits held in our operating accounts. However, we can provide no assurances that our access to cash held in operating accounts or our invested cash and cash equivalents will not be impacted by adverse conditions in the financial markets or the negative performance of financial institutions.

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

We and certain of our officers and directors were named as defendants in a putative securities class action filed on July 12, 2021 in the U.S. District Court for the District of New Jersey, captioned Bell v. Kanzhun Limited et al, No. 2:21-cv-13543. On March 4, 2022, the plaintiffs filed an amended complaint, purportedly brought on behalf of a class of persons who allegedly suffered damages as a result of their trading in our securities between June 11, 2021 and July 2, 2021. The action alleges that we made false and misleading statements regarding our business, operations and compliance practices in violation of Sections 10(b) and 20(a) of the U.S. Securities Exchange Act of 1934, and Rule 10b-5 promulgated thereunder. Briefing on our motion to dismiss was completed in July 2022. In September 2022, with the aid of a mediator, the parties reached a tentative agreement in principle to settle the case. On November 10, 2022, the court granted preliminary approval of the parties’ settlement agreement, pursuant to which, without any admission or finding of any wrongdoing on the part of any of the defendants, the parties agreed that, in consideration of Kanzhun’s payment of US$2.25 million, all actual and potential claims and causes of action that have been or could have been alleged against Kanzhun and the individual defendants (including the individuals mentioned above) are resolved and discharged and precluded from being raised again in any future action. On April 5, 2023, after holding a fairness hearing, the court granted final approval of the settlement and terminated the case.

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

Computer and mobile malware, viruses, hacking and phishing attacks have become more prevalent in our industry, have occurred on our online recruitment platform in the past, and may occur again in the future. As AI technologies develop rapidly, threat actors are using these technologies to create new attack methods that are increasingly automated, targeted, and coordinated and more difficult to defend against. Although it is difficult to determine what, if any, direct harm may result from an interruption or attack, any failure to maintain performance, reliability, security and availability of our online recruitment platform and technology infrastructure to the satisfaction of our users may seriously harm our reputation and our ability to retain existing users and attract new users.

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

Our online recruitment platform and technology systems rely on software, including software developed or maintained internally and/or by third parties. In addition, our online recruitment platform and technology systems depend on the ability of such software to store and process large amount of data. The software on which we rely in the past has contained, and may now or in the future contain, undetected programming errors, bugs, or vulnerabilities. Some errors may only be discovered after the code has been released for external or internal use. Errors, vulnerabilities, or other design defects within the software on which we rely may result in a negative experience for users using our online recruitment platform, delay introductions of new features or enhancements, result in errors or compromise our ability to protect the data of our users and/or our intellectual property or lead to reductions in our ability to provide some or all of our services. In addition, any errors, bugs, vulnerabilities, or defects discovered in the software on which we rely, and any associated degradations or interruptions of service, could result in harm to our reputation and loss of users, which could adversely affect our business, financial condition and operating results.

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

In addition, there are currently only a limited number of reputable third-party online payment systems in the Chinese mainland. If any of these major payment systems decides to cease to provide services to us, or significantly increase the percentage they charge us for using their payment systems for our services, our results of operations may be materially and adversely affected.

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

While we actively take steps to protect our proprietary rights, such steps may not be adequate to prevent the infringement or misappropriation of our intellectual property. As of the date of this annual report, we had not registered certain trademarks for certain services we provide in connection with our operation. We also cannot assure our registered trademarks have covered an adequate scope of our existing and future business operations and as of the date of this annual report, we are in the process of registering certain trademarks that are necessary based on the current scope of our business. However, there can be no assurance that any of our trademark applications will ultimately proceed to registration or will result in registration with adequate scope for our business, particularly if such requested trademarks are found to conflict with the registered trademarks owned by third parties, including our competitors. Some of our pending applications or registrations may be successfully challenged or invalidated by others. If our trademark applications are not successful, we may have to use different marks for affected services, or seek to enter into arrangements with any third parties who may have prior registrations, applications or rights, which might not be available on commercially reasonable terms, if at all.

It is often difficult to maintain and enforce intellectual property rights in the Chinese mainland. Statutory laws and regulations are subject to judicial interpretation and their enforcement may lack consistency. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our related contractual rights in the Chinese mainland. Preventing any unauthorized use of our proprietary technology, trademarks and other intellectual property is difficult and expensive, and litigation may be necessary in the future to enforce our intellectual property rights. Future litigation could result in substantial costs and diversion of our resources, and could disrupt our business, as well as materially and adversely affect our financial condition and results of operations.

We have been and may be in the future subject to intellectual property infringement claims or other allegations by third parties, which may materially and adversely affect our business, financial condition and prospects.

We have been and may in the future be subject to intellectual property infringement claims or other allegations by third-party owners or right holders of patents, copyrights, trademarks, trade secrets and content for services we provide or for information or content displayed on, retrieved from or linked to, recorded, stored or made accessible on our online recruitment platform, or otherwise distributed to our users, including in connection with the music, movies and videos played, recorded, stored or made accessible on our online recruitment platform during user profile display or advertisement display, which may materially and adversely affect our business, financial condition and prospects.

Generally, companies in the internet-related industries are frequently involved in litigation based on allegations of infringement of intellectual property rights, unfair competition, invasion of privacy, defamation and other violations of other parties’ rights. The validity, enforceability and scope of protection of intellectual property rights in internet-related industries, particularly in the Chinese mainland, are uncertain and still evolving. As we face increasing competition and as litigation becomes a more common method for resolving commercial disputes in the Chinese mainland, we face a higher risk of being the subject of intellectual property infringement claims or other legal proceedings.

We allow users to upload text, pictures, audio, video and other content to our online recruitment platform and users to download, share, link to and otherwise access other content on our online recruitment platform. Under the laws and regulations of the Chinese mainland, online service providers, which provide storage space for users to upload works or links to other services or content, could be held liable for copyright infringement under various circumstances, including situations where the online service provider knows or should reasonably have known that the content uploaded or linked to on its platform infringes upon the copyright of others and the online service provider failed to take necessary actions to prevent such infringement. We have procedures implemented to reduce the likelihood that content might be used without proper licenses or third-party consents. However, these procedures may not be effective in preventing the unauthorized posting or distribution of copyrighted content, and we may be considered failing to take necessary actions against such infringement. In addition, as we adopt new technologies and roll out new products and services, including those empowered by AI, we face the risk of being subject to intellectual property infringement claims that may arise from our use of new technologies and provision of new products and services. Therefore, we may face liability for copyright or trademark infringement, defamation, unfair competition, libel, negligence, and other claims based on the nature and content of the materials that are delivered, shared or otherwise accessed through our online recruitment platform.

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

Under PRC advertising laws and regulations, we are obligated to monitor our advertising content to ensure that such content is true and accurate and in full compliance with applicable laws and regulations. Violation of these laws and regulations may subject us to penalties, including fines, confiscation of our advertising income, orders to cease dissemination of the advertisements and orders to publish an announcement correcting the misleading information. In circumstances involving serious violations by us, PRC government authorities may force us to terminate our advertising operations or revoke our licenses. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Advertisement.”

While we have made significant efforts to ensure that our advertisements are in full compliance with applicable laws and regulations of the Chinese mainland, we cannot assure you that all the content contained in such advertisements is true and accurate as required by the advertising laws and regulations, especially given the uncertainty in the interpretation of these laws and regulations of the Chinese mainland. If we are found to be in violation of applicable PRC advertising laws and regulations, we may be subject to penalties and our reputation may be harmed, which may negatively affect our business, financial condition, results of operations and prospects.

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

We may enter into strategic alliances, including joint ventures or minority equity investments, with various third parties to further our business purpose from time to time. These alliances could subject us to a number of risks, including risks associated with sharing proprietary information, non-performance by the third party and increased expenses in establishing new strategic alliances, any of which may materially and adversely affect our business. We may have limited ability to monitor or control the actions of these third parties and, to the extent any of these strategic third parties suffer negative publicity or harm to their reputation from events relating to their business, we may also suffer negative publicity or harm to our reputation by virtue of our association with any such third party. Strategic alliances with partners outside of the Chinese mainland may further expose us to risks associated with operating in jurisdictions where we have limited experience, including unfamiliar legal and regulatory regimes, differing political, economic and cultural conditions, foreign currency exchange rate fluctuations and heightened geopolitical tensions, trade restrictions or other government actions affecting cross-border collaborations.

In addition, if appropriate opportunities arise, we may acquire additional assets, products, technologies or businesses that are complementary to our existing business. Acquisitions in general involve risks, we may experience difficulties in conducting sufficient and effective due diligence on potential targets and unforeseen or hidden liabilities or additional incidences of non-compliance, operating losses, costs and expenses that may adversely affect us following our acquisitions or investments or other strategic transactions. Heightened restrictions on and scrutiny of acquisitions and foreign ownership in China or other jurisdictions, on national security grounds or for other reasons, and regulatory requirements (see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China-PRC regulations regarding acquisitions impose significant regulatory approval and review requirements, which could make it more difficult for us to pursue growth through acquisitions and subject us to fines or other administrative penalties.”), create the risk that acquisitions or investments may fail to close. Acquisitions and the subsequent integration of new assets and businesses into our own would require significant attention from our management and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our business operations. Acquisitions may not achieve our goals and could be viewed negatively by users, business partners or investors. For example, we may face difficulties in executing new business initiatives, entering markets or lines of business in which we have no or limited direct prior experience. We may also experience difficulties in achieving the synergies we anticipated or levels of revenue, profitability, productivity or other benefits we expected from the acquisition, including departure of skilled professionals and proven management teams of acquired businesses, as well as the loss of established client relationships of those businesses we invest in or acquire. Acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities, the occurrence of significant goodwill impairment charges, amortization expenses for other intangible assets and exposure to potential unknown liabilities of the acquired business. Moreover, the costs of identifying and consummating acquisitions may be significant. In addition to possible shareholders’ approval, we may also have to obtain approvals and licenses from the government authorities for the acquisitions and to comply with any applicable laws and regulations of the Chinese mainland, which could result in increased delay and costs. Acquisitions of or investments in businesses or assets located outside of the Chinese mainland could expose us to additional risks, including the need to comply with the laws and regulations of multiple jurisdictions, difficulties in integrating operations, personnel and technologies across borders, exposure to foreign currency exchange rate fluctuations, challenges in attracting, retaining and managing personnel in jurisdictions where we have limited experience, and uncertainties arising from political, social and economic conditions in the relevant jurisdictions, including heightened geopolitical tensions, trade restrictions, sanctions or other government actions affecting cross-border investments. Any failure to anticipate or effectively manage these risks could prevent us from realizing the anticipated benefits of any such overseas acquisition or investment, expose us to unforeseen liabilities and have a material and adverse effect on our business, financial condition, and results of operations.

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

Moreover, if any of our executive officers or other key employees joins a competitor or forms a competing company, we may lose know-how, trade secrets, business partners, user base and market share. Each of our executive officers and key employees has entered into an employment agreement, a confidentiality and intellectual property ownership agreement and a non-compete agreement. However, these agreements may be deemed invalid or unenforceable under laws of the Chinese mainland and other applicable laws and regulations in other jurisdictions. If any dispute arises between our executive officers or key employees and us, there can be no assurance that we would be able to enforce these agreements in the Chinese mainland and other jurisdictions, where these executive officers and key employees may reside.

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

We provide social security insurance for our employees as required by laws of the Chinese mainland, and we also provide supplemental commercial medical insurance for our employees. We do not maintain business interruption insurance or key-man insurance. We consider this practice to be reasonable in light of the nature of our business, which is in line with the practices of other companies of similar size in the same industry in the Chinese mainland. In addition, insurance companies in the Chinese mainland currently offer limited business-related insurance products. Any uninsured occurrence of business disruption, litigation or natural disaster, or significant damages to our uninsured equipment or facilities could disrupt our business operations, requiring us to incur substantial costs and divert our resources, which could have an adverse effect on our business, financial condition and results of operations.

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

In the past, we and our independent registered public accounting firm identified material weaknesses in our internal controls, and we implemented a number of measures to address them. Our management has concluded that our internal control over financial reporting was effective as of December 31, 2025. See “Item 15. Controls and Procedures.”

In addition, our independent registered public accounting firm has audited the effectiveness of our internal control over financial reporting as of December 31, 2025. If we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. This could in turn result in the loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our Class A ordinary shares and ADSs. Furthermore, we have incurred and may need to incur additional costs and use additional management and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act and other requirements going forward.

We have granted and expect to continue to grant share-based awards in the future under our share incentive plan, which may increase share-based compensation expenses, affect our financial performance, and potentially dilute the shareholding of our shareholders.

In order to attract and retain qualified employees, provide incentives to our directors and employees, and promote the success of our business, we adopted a share incentive plan in September 2020, which was amended and restated in May 2021 (as so amended and restated, the “2020 Share Incentive Plan”) and the Post-IPO Share Scheme with effect from December 22, 2022 (collectively, the “Share Incentive Plans”). For the years ended December 31, 2023, 2024 and 2025, we recorded RMB1.1 billion, RMB1.1 billion and RMB912.0 million (US$130.4 million) in share-based compensation expenses, respectively.

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

We lease real properties in China from third parties primarily as office space. We have not registered some of our lease agreements for these properties with the PRC government authorities as required by laws of the Chinese mainland. Although the failure to do so does not in itself invalidate the lease agreements, we may be ordered by the PRC government authorities to rectify such noncompliance and, if such noncompliance is not rectified within a given period of time, we may be subject to fines imposed by PRC government authorities for lease agreements that has not been registered with the PRC government authorities. In addition, the land nature and planned uses of certain leased properties are inconsistent with the use stipulated in our lease contracts and the owners do not provide any approval from the competent authorities for the change of uses of such leased properties. Thus, we may not be able to continue to use such leased properties and may have to relocate to other premises, if the competent authorities order the owners to make rectifications. In addition, some of our leased properties were subject to mortgage when we entered our lease agreements. If the ownership of such properties changes as a result of the foreclosure of the mortgage, we may not be able to enforce our rights to the leased properties under the respective lease agreements against the mortgagee. We cannot assure you that suitable alternative locations are readily available on commercially reasonable terms, or at all, and if we are unable to relocate our affected operations in a timely manner, our operations may be adversely affected.

The ownership certificates or other similar proof of some of our leased properties have not been provided to us by the lessors. Therefore, we cannot assure you that such lessors are entitled to lease the real properties to us. If the lessors are not entitled to lease the real properties to us and the owners of such real properties decline to ratify the lease agreements between us and the respective lessors, we may not be able to enforce our rights to lease such properties under the respective lease agreements against the owners. If we face challenges from the legal owners of the leased real properties or other third parties, we could be required to vacate the properties and incur additional costs, in the event of which we could only initiate the claim against the lessors under the laws of the Chinese mainland and/or lease agreements for indemnities for their breach of the leasing agreements. We cannot assure you that suitable alternative locations are readily available on commercially reasonable terms, or at all, and if we are unable to relocate our officers in a timely manner, our operations may be interrupted.

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

Risks Relating to Our Corporate Structure

If the PRC government finds that the agreements that establish the structure for operating some of our operations in the Chinese mainland do not comply with laws and regulations of the Chinese mainland relating to the relevant industries, or if these laws and regulations or the interpretation of existing laws and regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

Foreign ownership in entities that provide internet and other related businesses, including but not limited to, the value-added telecommunication services, internet audio-visual program services and radio and television program services, is subject to restrictions under current laws and regulations of the Chinese mainland, unless certain exceptions are available. Specifically, the operation of certain value-added telecommunications services is considered “restricted,” and foreign ownership of an internet information service provider may not exceed 50%. The provision of internet audio-visual program services and radio and television program services are considered “prohibited.”

We are a Cayman Islands company and our subsidiaries in the Chinese mainland are considered foreign-invested enterprises. To ensure compliance with the laws and regulations of the Chinese mainland, we conduct our foreign investment restricted business in the Chinese mainland through Beijing Huapin Borui Network Technology Co., Ltd., which we refer to as the VIE, and its subsidiaries (together with the VIE, the “Consolidated Affiliated Entities”), and the VIE currently holds the value-added telecommunication business license and other licenses necessary for our operation of such restricted business, based on a series of contractual arrangements by and among our WFOE, the VIE, and shareholders of the VIE. These contractual arrangements enable us to (i) direct the activities of the VIE, (ii) receive substantially all of the economic benefits of the VIE, (iii) have the pledge right over the equity interests in the VIE as the pledgee, and (iv) have an exclusive purchase option to purchase all or part of the equity interests and/or assets in the VIE when and to the extent permitted by laws of the Chinese mainland. Because of these contractual arrangements, we are the primary beneficiary of the VIE in the Chinese mainland and hence consolidate its financial results for accounting purpose as the variable interest entity under U.S. GAAP. We conduct our operations in the Chinese mainland through (i) our subsidiaries in the Chinese mainland and (ii) the Consolidated Affiliated Entities. Investors in our ADSs thus are not purchasing equity interest in the VIE in the Chinese mainland but instead are purchasing equity interest in a Cayman Islands holding company with no equity ownership in the VIE.

In the opinion of our PRC legal counsel, (i) the ownership structures of the VIE and our WFOE in the Chinese mainland are not in violation of mandatory provisions of applicable laws and regulations of the Chinese mainland currently in effect; and (ii) the agreements under the contractual arrangements among our WFOE, the VIE, and shareholders of the VIE governed by laws of the Chinese mainland are valid and binding upon each party to such arrangements and enforceable against each party thereto in accordance with their terms and applicable laws and regulations of the Chinese mainland currently in effect. However, we have been further advised by our PRC legal counsel that there are substantial uncertainties regarding the interpretation and application of current or future laws and regulations of the Chinese mainland. In particular, there are uncertainties as to how the PRC Foreign Investment Law, which was approved by the National People’s Congress on March 15, 2019 and took effect on January 1, 2020, would be interpreted and implemented and if it would represent a major change to the laws and regulations relating to the VIE structures. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—Our current corporate structure and business operations may be substantially affected by the Foreign Investment Law.” We cannot assure you that the PRC government would view our contractual arrangements as in compliance with PRC licensing, registration and other regulatory requirements, with existing policies, or with requirements or policies that may be adopted in the future. For example, on February 17, 2023, the CSRC issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Regulations and five supporting guidelines, and on May 16, 2023, the CSRC issued another supporting guideline, which regulate the direct and indirect overseas offering and listing of PRC domestic companies’ securities by adopting a filing-based regulatory regime. Companies based in the Chinese mainland that seek to offer and list securities in overseas markets, either through direct or indirect means, are required to go through the filing procedure with the CSRC and report relevant information. At a press conference held for the Overseas Listing Regulations on February 17, 2023, officials from the CSRC clarified that the CSRC will solicit opinions from the PRC regulatory authorities and complete the filing for companies that seek to offer and list their securities overseas with the VIE structure if such companies duly meet the compliance requirements. If we fail to complete the filing with the CSRC in a timely manner, or at all, for our further capital raising activities which are subject to filing requirements under the Overseas Listing Regulations due to the VIE structure, we may be required to unwind the VIE or adjust our business operations to meet the requirements and our ability to raise or utilize funds could be materially and adversely affected. There remain substantial uncertainties as to their interpretation, application, and enforcement of these measures, in particular, for companies with the VIE structures, and how they will affect our operations in China and our future capital raising activities.

Our holding company in the Cayman Islands, the VIE, and investments in our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIE and, consequently, the business, financial condition, and results of operations of the VIE and our company as a group. In addition, our ADSs may decline in value or become worthless if we are unable to direct the activities of the VIE, which contributed substantially all of our revenues in 2023, 2024 and 2025. Thus, the PRC government may ultimately take a view contrary to the opinion of our PRC legal counsel. If the PRC government otherwise finds that we are in violation of any existing or future laws or regulations of the Chinese mainland or lack the necessary permits or licenses to operate our business, the government authorities would have broad discretion in dealing with such violation, including, without limitation:

●	revoking the business licenses and/or operating licenses of our entities in the Chinese mainland;
●	imposing fines on us;
●	confiscating any of our income that they deem to be obtained through illegal operations, or imposing other requirements with which we or the VIE may not be able to comply;
●	discontinuing or placing restrictions or onerous conditions on our operations;
●	placing restrictions on our right to collect revenues;
●	shutting down our servers or blocking our online recruitment platform;
●	requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with the VIE and deregistering the equity pledges of the VIE, which in turn would affect our ability to consolidate or derive economic interests from the VIE;
●	restricting or prohibiting our use of the proceeds from our offshore offerings or other of our financing activities to finance the business and operations of the VIE; or

●	taking other regulatory or enforcement actions that could be harmful to our business.

If the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with regulations of the Chinese mainland, or if these regulations change or are interpreted differently in the future, our Class A ordinary shares or ADSs may decline in value or become worthless if we are unable to direct the activities of the VIE, which conducts substantially all our business operations that generate external revenues. Our holding company in the Cayman Islands, the VIE, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIE and, consequently, significantly affect the financial performance of our company.

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

We rely on contractual arrangements with the VIE which may not be as effective as direct ownership in providing operational control.

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

If we had direct ownership of the VIE in the Chinese mainland, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of the VIE, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by the VIE and its shareholders of their obligations under the contracts. The shareholders of the VIE may not act in the best interests of our company or may not perform their obligations under these contracts. If any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of laws of the Chinese mainland and arbitration, litigation and other legal proceedings and therefore will be subject to uncertainties in the PRC legal system. Meanwhile, there are very few precedents as to whether contractual arrangements would be judged to be effective over the Consolidated Affiliated Entities through the contractual arrangements, or how contractual arrangements in the context of a VIE should be interpreted or enforced by the courts of the Chinese mainland. Should legal actions become necessary, we cannot guarantee that the court will rule in favor of the enforceability of the contractual arrangements with the VIE. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, our ability to conduct our business may be materially adversely affected. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—Any failure by the VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.”

Any failure by the VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.

If the VIE or its shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under laws of the Chinese mainland, including seeking specific performance or injunctive relief, and contractual remedies, which we cannot assure you will be sufficient or effective under laws of the Chinese mainland. For example, if the shareholders of the VIE were to refuse to transfer their equity interests in the VIE to us or our designee if we exercise the purchase option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations. In addition, if any third parties claim any interest in such shareholders’ equity interests in the VIE, our ability to exercise shareholders’ rights or foreclose the share pledge according to the contractual arrangements may be impaired. If these or other disputes between the shareholders of the VIE and third parties were to impair our status as the primary beneficiary of the VIE, our ability to consolidate the financial results of the VIE would be affected, which would in turn result in a material adverse effect on our business, operations and financial condition.

All the agreements under our contractual arrangements are governed by laws of the Chinese mainland and provide for the resolution of disputes through arbitration in the Chinese mainland. Accordingly, these contracts would be interpreted in accordance with laws of the Chinese mainland and any disputes would be resolved in accordance with PRC legal procedures. Uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. See “—Risks Relating to Doing Business in China—Uncertainties in the interpretation and enforcement of PRC laws and regulations could adversely affect us.” Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a consolidated VIE should be interpreted or enforced under laws of the Chinese mainland. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under laws of the Chinese mainland, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in courts of the Chinese mainland through arbitration award recognition proceedings, which would require additional expenses and delay. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, our ability to conduct our business may be negatively affected.

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

Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company, except that we could exercise our purchase option under the exclusive purchase option agreements with these shareholders to request them to transfer all of their equity interests in the VIE to an entity in the Chinese mainland or individual designated by us, to the extent permitted by laws of the Chinese mainland. We rely on Mr. Peng Zhao, who is our Chairman and Chief Executive Officer and also a major shareholder of the VIE, to abide by the laws of the Cayman Islands, which provide that directors and officers owe a fiduciary duty to the company that requires them to act in good faith and in what they believe to be the best interests of the company and not to use their position for personal gains. The shareholders of the VIE have executed powers of attorney to appoint our WFOE to vote on their behalf and exercise voting rights as shareholders of the VIE. If we cannot resolve any conflict of interest or dispute between us and the shareholders of the VIE, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

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

Contractual arrangements in relation to the VIE may be subject to scrutiny by the PRC tax authorities and they may determine that we or the Consolidated Affiliated Entities owes additional taxes, which could negatively affect our financial condition and the value of your investment.

Under applicable laws and regulations of the Chinese mainland, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We could face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements in relation to the VIE were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable laws of the Chinese mainland, rules and regulations, and adjust the taxable income of the VIE in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by the Consolidated Affiliated Entities for PRC tax purposes, which could in turn increase its tax liabilities without reducing our Chinese mainland subsidiaries’ tax expenses. In addition, the PRC tax authorities may impose late payment fees and other penalties on the VIE for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if the Consolidated Affiliated Entities’ tax liabilities increase or if it is required to pay late payment fees and other penalties.

Our current corporate structure and business operations may be substantially affected by the Foreign Investment Law.

On March 15, 2019, the National People’s Congress promulgated the PRC Foreign Investment Law, which took effect on January 1, 2020. There remain substantial uncertainties as to the interpretation and implementation of the PRC Foreign Investment Law. The PRC Foreign Investment Law does not explicitly classify whether the VIEs that are controlled through contractual arrangements would be deemed as foreign invested enterprises if they are ultimately “controlled” by foreign investors. However, it has a catch-all provision under definition of “foreign investment” that includes investments made by foreign investors in the Chinese mainland through other means as provided by laws, administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions of the State Council to provide for contractual arrangements as a form of foreign investment, at which time it will be uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment in the Chinese mainland and if yes, how our contractual arrangements should be dealt with.

The PRC Foreign Investment Law grants national treatment to foreign-invested entities, except for those foreign-invested entities that operate in industries specified as either “restricted” or “prohibited” from foreign investment in the Special Administrative Measures (Negative List) for Access of Foreign Investment (2024 Version), which we refer to as the “Negative List”, most recently jointly promulgated by the Ministry of Commerce and the National Development and Reform Commission, or the NDRC, and became effective on November 1, 2024. The PRC Foreign Investment Law provides that (i) foreign-invested entities operating in “restricted” industries are required to obtain market entry clearance and other approvals from the PRC government authorities; (ii) foreign investors shall not invest in any industries that are “prohibited” under the Negative List. If our consolidation of the VIE for accounting purpose is deemed as foreign investment in the future, and any business of the Consolidated Affiliated Entities is “restricted” or “prohibited” from foreign investment under the “Negative List” effective at the time, we may be deemed to be in violation of the PRC Foreign Investment Law, the contractual arrangements may be deemed as invalid and illegal, and we may be required to unwind such contractual arrangements and/or restructure our business operations, any of which may have a material adverse effect on our business operation.

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

We may lose the ability to use and enjoy assets held by the Consolidated Affiliated Entities that are critical to the operation of our business if any of the Consolidated Affiliated Entities declares bankruptcy or becomes subject to a dissolution or liquidation proceeding.

The Consolidated Affiliated Entities hold certain assets that may be critical to the operation of our business. If the shareholders of the VIE breach the contractual arrangements and voluntarily liquidate any of the Consolidated Affiliated Entities, or if any of the Consolidated Affiliated Entities declares bankruptcy and all or part of its assets become subject to liens or rights of third-party creditors or are otherwise disposed of without our consent, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. In addition, if the any of the Consolidated Affiliated Entities undergoes an involuntary liquidation proceeding, third-party creditors may claim rights to some or all of its assets, thereby hindering our ability to operate our business, which could materially or adversely affect our business, financial condition and results of operations.

Risks Relating to Doing Business in China

Changes in China’s economic, political or social conditions or government policies could have a material and adverse effect on our business and results of operations.

The vast majority of our operations are located in the Chinese mainland. Accordingly, our business, prospects, financial condition and results of operations may be influenced to a significant degree by political, economic and social conditions in China generally and by continued economic growth in China as a whole.

The Chinese economy has unique characteristics in many respects, including with regards to government regulations, regulation of foreign exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in the Chinese mainland, such as land, are still owned by the government. In addition, the Chinese government has implemented various measures to encourage economic growth. Some of these measures may benefit the overall Chinese economy. For example, the Chinese government plays a key role in guiding economic growth by managing resource allocation, overseeing foreign currency transactions, implementing monetary policies, and supporting specific industries or companies through preferential measures. However, we cannot assure you how these measures would impact us.

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

The PRC legal system is a civil law system based on written statutes. There is a limited volume of published court decisions that may be cited for reference but not binding on subsequent cases and have limited precedential value unless the Supreme People’s Court provides otherwise. The overall effect of legislation over the past four decades has significantly enhanced the protections afforded to various forms of foreign investments in China. However, PRC legal system is evolving continually, and the PRC government authorities may continue to promulgate new laws and regulations regulating our business. For example, on December 29, 2023, the Standing Committee of the National People’s Congress published the PRC Company Law (2023 Revision), which took effect on July 1, 2024. The PRC Company Law requires shareholders of a company to fully pay in their subscribed registered capital within five years of the establishment of the company. It also provides that companies established before the Company Law comes into force (i.e. July 1, 2024) with a term of capital contributions exceeding the aforementioned five-year period shall adjust their schedule of capital contribution to meet the new requirements, unless otherwise provided by laws and regulations or the State Council. The Provisions on Implementing the Registered Capital Registration and Management System under the PRC Company Law issued by the State Council of the PRC on July 1, 2024 further provide the detailed requirements and measures of the registration and management of registered capital under the PRC Company Law. If a company fails to adjust the period of capital contribution and its registered capital in accordance with these provisions, the competent enterprise registration authority may order such company to rectify. Furthermore, we may be required to fulfill our capital contribution obligations to our PRC subsidiaries or to provide financial support to the shareholders of the VIE within a significantly shorter timeframe than currently stipulated pursuant to the PRC Company Law. However, since these laws and regulations are relatively new and may be amended from time to time, and because of the limited number of published decisions and the nonbinding nature of such decisions and the significant discretion the regulators legally have in enforcing them, the interpretations of many laws, regulations, and rules may not be uniform and their enforcement involves uncertainties. These uncertainties may affect our judgment on the relevance of legal requirements and our ability to enforce our contractual rights or tort claims. Besides, the PRC is geographically large and divided into various provinces and municipalities and, as such, different laws, rules, regulations and policies may have different and varying applications and interpretations in different parts of the PRC.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since the Chinese mainland’s administrative and court authorities have discretion in interpreting and implementing statutory and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of protection we enjoy. Furthermore, the PRC legal system is based in part on government policies and we may not be aware of our violation of any of these policies and rules until sometime after the violation. Changes in government policies may create uncertainties that could adversely affect our business operations. In addition, any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, and any failure to respond to changes in the regulatory environment in China could materially and adversely affect our business and impede our ability to continue our operations.

The PRC government’s oversight and discretion over our business operations could result in a material adverse change in our operations and the value of our Class A ordinary shares and ADSs.

We conduct our business primarily in the Chinese mainland. Our operations in China are governed by laws and regulations of the Chinese mainland. The PRC government has significant oversight and discretion over the conduct of our business, and may intervene or influence our operations with little advance notice as the government deems appropriate to advance regulatory and societal goals and policy positions. In recent years, the PRC government has published new policies that significantly affected certain industries and we cannot rule out the possibility that it will in the future promulgate regulations or policies that directly or indirectly affect our industry or require us to seek additional permission to continue our operations, which could result in a material adverse change in our operation, significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our Class A ordinary shares and ADSs to significantly decline or be worthless.

The approval of or filing and reporting with the CSRC or other PRC government authorities may be required in connection with our overseas offerings under laws of the Chinese mainland, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing and reporting procedures.

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

On February 17, 2023, the CSRC issued the Overseas Listing Regulations and five supporting guidelines, which became effective on March 31, 2023. Pursuant to the Overseas Listing Regulations and five supporting guidelines, domestic companies in the Chinese mainland that directly or indirectly offer or list their securities in an overseas market are required to file with the CSRC. In addition, an overseas listed company must also submit the filing with respect to its follow-on offerings, issuance of convertible corporate bonds and exchangeable bonds, and other equivalent offering activities, within a specific time frame requested under the Overseas Listing Regulations. Based on the foregoing, we may be subject to the filing requirements for our future capital raising activities under the Overseas Listing Regulations. There remain uncertainties as to the interpretation, application and enforcement of these regulations and how these regulations will affect our operations and future overseas offerings. We cannot assure you that we will be able to complete such filing in a timely manner and fully comply with such regulations to maintain the listing status of our ADSs and/or other securities, or to conduct any securities offerings in the future. In addition, we cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us. If it is determined in the future that approval and filing from the CSRC or other regulatory authorities or other procedures, such as a cybersecurity review, are required for our future overseas offerings, it is uncertain whether we can or how long it will take us to obtain such approval or complete such filing procedures and any such approval or filing could be rescinded or rejected. Any failure to obtain or delay in obtaining such approval or completing such filing procedures for our overseas offerings, or a rescission of any such approval or filing if obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities for failure to seek CSRC approval or filing or other government review or authorization for our overseas offerings. These regulatory authorities may impose fines and penalties on our operations in the Chinese mainland, limit our ability to pay dividends outside of the Chinese mainland, limit our operating privileges in the Chinese mainland, delay or restrict the repatriation of the proceeds from our offshore offerings into the Chinese mainland or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our shares. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our overseas offerings. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our overseas offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our shares. See “—Risks Relating to Our Business and Industry—Our business is subject to complex and evolving laws and regulations in the Chinese mainland. Many of these laws and regulations are subject to change and uncertain interpretation, and could result in claims, changes to our business practices, monetary penalties, increased cost of operations, or declines in user growth or engagement, or otherwise harm our business.”

The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. The auditor is located in the Chinese mainland, a jurisdiction where the PCAOB was historically unable to conduct inspections and investigations completely before 2022. As a result, we and investors in the ADSs were deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China in the past has made it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed the Chinese mainland and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. However, if the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in the Chinese mainland and Hong Kong, and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we and investors in our ADSs would be deprived of the benefits of such PCAOB inspections again, which could cause investors and potential investors in the ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

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

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in the Chinese mainland and Hong Kong, and our auditor was subject to that determination. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB removed the Chinese mainland and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we were not identified as a Commission-Identified Issuer under the HFCAA after we filed our annual report on Form 20-F for the fiscal year ended December 31, 2022 and subsequently for the fiscal years ended December 31, 2023 and 2024, and do not expect to be identified so after we file this annual report on Form 20-F.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in the Chinese mainland and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in the Chinese mainland and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. In accordance with the HFCAA, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if we are identified as a Commission-Identified Issuer for two consecutive years in the future. Although our Class A ordinary shares have been listed on the Hong Kong Stock Exchange and the ADSs and Class A ordinary shares are fully fungible, we cannot assure you that an active trading market for our Class A ordinary shares on the Hong Kong Stock Exchange will be sustained or that the ADSs can be converted and traded with sufficient market recognition and liquidity, if our shares and ADSs are prohibited from trading in the United States. A prohibition of being able to trade in the United States would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

Litigation and negative publicity surrounding China-based companies listed in the U.S. may result in increased regulatory scrutiny of us and negatively impact the trading price of the ADSs and could have a material adverse effect upon our business, including our results of operations, financial condition, cash flows and prospects.

We believe that litigation and negative publicity surrounding companies with operations in China that are listed in the U.S. have negatively impacted stock prices for such companies. Various equity-based research organizations have published reports on China-based companies after examining, among other things, their corporate governance practices, related party transactions, sales practices and financial statements that have led to special investigations and stock suspensions on national exchanges. Any similar scrutiny of us, regardless of its lack of merit, could result in a diversion of management resources and energy, potential costs to defend ourselves against rumors, decreases and volatility in the ADS trading price, and increased directors and officers’ insurance premiums and could have a material adverse effect upon our business, including our results of operations, financial condition, cash flows and prospects.

We may rely on dividends and other distributions on equity paid by our subsidiaries in the Chinese mainland to fund any cash and financing requirements we may have, and any limitation on the ability of our Chinese mainland subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.

We are a holding company, and we may rely on dividends and other distributions on equity paid by our subsidiaries in the Chinese mainland for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. Current PRC regulations permit our subsidiaries in the Chinese mainland to pay dividends to us only out of their accumulated after-tax profits upon satisfaction of the statutory conditions and procedures, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our subsidiaries in the Chinese mainland is required to set aside at least 10% of its accumulated profits each year, after making up previous years’ accumulated losses, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. For a detailed discussion of applicable PRC regulations governing distribution of dividends, see “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Dividend Distributions.” Additionally, if our subsidiaries in the Chinese mainland incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends or make other distributions to us. Any limitation on the ability of our subsidiaries in the Chinese mainland to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

Any restriction on currency exchange may limit the ability of our subsidiaries in the Chinese mainland to use their Renminbi revenues to pay dividends to us. The PRC government may continue to strengthen its capital controls and dividends of our subsidiaries in the Chinese mainland and other distributions may be subject to tightened scrutiny in the future. Any limitation on the ability of our subsidiaries in the Chinese mainland to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

In addition, the PRC Enterprise Income Tax Law and its implementation rules provide that a withholding tax at a rate of 10% will be applicable to dividends payable by Chinese companies to non-Chinese mainland resident enterprises unless reduced under treaties or arrangements between the PRC central government and governments of other countries or regions where the non-Chinese mainland resident enterprises are tax resident. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We may not be able to obtain certain benefits on dividends paid by our subsidiaries in the Chinese mainland to us through our Hong Kong subsidiary.”

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

We are required by the PRC Labor Law and the relevant regulations to pay various statutory employee benefits, including pensions insurance, medical insurance, work-related injury insurance, unemployment insurance, maternity insurance and housing provident fund, to designated government agencies for the benefit of our employees and associates. In October 2010, the Standing Committee of the National People’s Congress promulgated the Social Insurance Law of the PRC, effective on July 1, 2011 and amended on December 29, 2018. On April 3, 1999, the State Council promulgated the Regulations on the Administration of Housing Provident Fund, which were last amended on March 24, 2019. Companies registered and operating in the Chinese mainland are required under the Social Insurance Law of the PRC and the Regulations on the Administration of Housing Provident Fund to apply for social insurance registration and housing provident fund deposit registration within 30 days of their establishment and to pay for their employees different social insurance including pension insurance, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to the extent required by law. We could be subject to orders by competent labor authorities for rectification if we fail to comply with such social insurance and housing provident fund related laws and regulations, and failure to comply with the orders may further subject us to administrative fines. The relevant government agencies may examine whether an employer has made adequate payments of the requisite statutory employee benefits, and employers who fail to make adequate payments may be subject to late payment fees, fines and/or other penalties. If the PRC authorities determine that we shall make supplemental social insurance and housing provident fund contributions or that we are subject to fines and legal sanctions in relation to our failure to make social insurance and housing provident fund contributions in full for our employees, our business, financial condition and results of operations may be adversely affected.

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

Very limited hedging options are available in the Chinese mainland to reduce our exposure to exchange rate fluctuations. As of the date of this annual report, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

PRC regulation of loans to and direct investment in entities in the Chinese mainland by offshore holding companies and governmental control of currency conversion may delay or prevent us from making loans or additional capital contributions to our subsidiaries in the Chinese mainland and the VIE, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

We are an offshore holding company conducting our operations in the Chinese mainland through our subsidiaries in the Chinese mainland and the VIE. We may make loans to our subsidiaries and the VIE subject to the approval from or registration with government authorities and limitation on amount, we may make additional capital contributions to our wholly foreign-owned subsidiaries in the Chinese mainland, we may establish new subsidiaries in the Chinese mainland and make capital contributions to these new subsidiaries in the Chinese mainland, or we may acquire offshore entities with business operations in the Chinese mainland in an offshore transaction.

Most of the aforementioned ways of making loans or investments in entities in the Chinese mainland are subject to regulations and approvals of the Chinese mainland. For example, any loans to our subsidiaries in the Chinese mainland and the VIE are subject to applicable foreign loan registrations with the local counterpart of SAFE and limitation on amount under laws of the Chinese mainland. If we decide to finance our wholly owned subsidiary in the Chinese mainland by means of capital contributions, these capital contributions are subject to reporting, filing or registration with certain PRC government authorities, including the Ministry of Commerce or its local counterparts and the SAMR through its Enterprise Registration System, the National Enterprise Credit Information Publicity System and the local counterpart of SAFE. In addition, a foreign invested enterprise shall use its capital pursuant to the principle of authenticity and self-use within its business scope.

SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Mode of Management of Settlement of Foreign Exchange Capital of Foreign Invested Enterprises, or SAFE Circular 19, effective on June 1, 2015 and last amended on March 23, 2023, in replacement of a former regulation. According to SAFE Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans (unless otherwise permitted in the business license), the repayment of inter-enterprise loans or the repayment of bank loans that have been transferred to a third party. Although SAFE Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within the Chinese mainland, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether SAFE will permit such capital to be used for equity investments in the Chinese mainland in actual practice. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, effective on June 9, 2016 and last amended on December 4, 2023, which reiterates some of the rules set forth in SAFE Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Specifically, SAFE Circular 16 provides that the capital of a foreign invested enterprise shall not be used for the following purposes: (i) directly or indirectly used for payment beyond the business scope of such foreign invested enterprise or the payment prohibited by the laws and regulations; (ii) directly or indirectly used for investment in securities or other investments excluding financial products and structured deposits with risk rating results not higher than Grade II unless otherwise provided by the laws and regulations; (iii) the granting of loans to non-affiliated enterprises, except where it is expressly permitted in the business license; and (iv) paying the expenses related to the purchase of residential real estate that is not for self-use (except for the enterprises primarily involved in the development, operation, and management of real estate, or those engaged in the rental property business). Violations of SAFE Circular 19 and SAFE Circular 16 could result in administrative penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer any foreign currency we hold, including the net proceeds from our offshore offerings, to our subsidiaries in the Chinese mainland, which may adversely affect our liquidity and our ability to fund and expand our business in the Chinese mainland. On October 23, 2019, the SAFE promulgated the Notice of the State Administration of Foreign Exchange on Further Promoting the Convenience of Cross-border Trade and Investment, or SAFE Circular 28, last amended on December 4, 2023, which, among other things, allows all foreign-invested companies to use Renminbi converted from foreign currency-denominated capital for equity investments in the Chinese mainland, as long as the equity investment is genuine, does not violate applicable laws, and complies with the Negative List on foreign investment. On April 10, 2020, SAFE promulgated the Circular on Optimizing Administration of Foreign Exchange to Support the Development of Foreign-related Business, or SAFE Circular 8, under which eligible enterprises are allowed to make domestic payments by using their capital funds, foreign loans and the income under capital accounts of overseas listing without providing the evidentiary materials concerning authenticity of each expenditure in advance, provided that their capital use shall be authentic and conforms to the prevailing administrative regulations on the use of income under capital accounts. Since this notice, SAFE Circular 28 and SAFE Circular 8 are relatively new, it is unclear how SAFE and competent banks will carry them out in practice.

Because we direct the activities of the VIE through contractual arrangements, we are not able to make capital contribution to the VIE and its subsidiaries; however, we may provide financial support to them by loans. Under the laws and regulations of the Chinese mainland, loans to the VIE directly from the Cayman entity shall not exceed 200% of the net assets of the VIE, whereas loans from our subsidiaries in the Chinese mainland, subject to the laws and regulations of the Chinese mainland concerning foreign currency, are not subject to amount limitations. Even though Renminbi capital, foreign debt and repatriated funds raised through overseas listing may be used at the discretion of the foreign-invested enterprise pursuant to SAFE Circular 19 and SAFE Circular 16, it is still not clear whether our subsidiaries in the Chinese mainland, as foreign invested enterprises, are allowed to extend intercompany loans to the VIE. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Foreign Exchange—Regulations on Foreign Currency Exchange.”

In light of the various requirements imposed by PRC regulations on loans to and direct investment in entities in the Chinese mainland by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, or at all, with respect to future loans by us to our subsidiaries in the Chinese mainland or the VIE or its subsidiaries or with respect to future capital contributions by us to our subsidiaries in the Chinese mainland. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds from our offshore offerings and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of the Chinese mainland. We receive substantially all of our revenues in RMB. Under our current corporate structure, our company in the Cayman Islands may rely on dividend payments from our subsidiaries in the Chinese mainland to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. Therefore, our wholly foreign-owned subsidiaries in the Chinese mainland are able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulation, such as the overseas investment registrations by our shareholders or the ultimate shareholders of our corporate shareholders who are residents in the Chinese mainland. But approval from or registration with appropriate government authorities or delegated banks is required where RMB is to be converted into foreign currency and remitted out of the Chinese mainland to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our Class A ordinary shares and/or ADSs.

PRC regulations relating to offshore investment activities by residents in the Chinese mainland may limit the ability of our subsidiaries in the Chinese mainland to increase their registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under laws of the Chinese mainland.

In July 2014, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles, or SAFE Circular 37. SAFE Circular 37 requires residents in the Chinese mainland (including PRC individuals and PRC corporate entities as well as foreign individuals that are deemed as Chinese mainland residents for foreign exchange administration purposes) to register with SAFE or its local branches in connection with their direct or indirect offshore investment activities. SAFE Circular 37 further requires amendment to the SAFE registrations in the event of any changes with respect to the basic information of the offshore special purpose vehicle, such as change of a PRC individual shareholder, name and operation term, or any significant changes with respect to the offshore special purpose vehicle, such as increase or decrease of capital contribution, share transfer or exchange, or mergers or divisions. SAFE Circular 37 is applicable to our shareholders who are residents in the Chinese mainland and may be applicable to any offshore acquisitions that we make in the future. According to the Notice on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment, or SAFE Circular 13, released on February 13, 2015 by the SAFE, and amended on December 30, 2019, local banks will examine and handle foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration, under SAFE Circular 37 from June 1, 2015. The residents in the Chinese mainland shall, by themselves or entrusting accounting firms or banks, file with the online information system designated by SAFE with respect to its existing rights under offshore direct investment each year prior to the requisite time.

If our shareholders or beneficial owners who are residents in the Chinese mainland do not complete their registration or change of the registration with the local SAFE branches or qualified local banks or complete annual filing of its existing rights under offshore direct investment, or fail to obtain the approval or complete the filing with the NDRC or the Ministry of Commerce or their local counterparts relating to the overseas investment activities, our subsidiaries in the Chinese mainland may be prohibited from distributing to us its profits and proceeds from any reduction in capital, share transfer or liquidation, and we may be restricted in our ability to contribute additional capital to our subsidiaries in the Chinese mainland. Moreover, failure to comply with the SAFE registration described above could result in liability under laws of the Chinese mainland for evasion of applicable foreign exchange restrictions.

We have used our best efforts to notify residents in the Chinese mainland who directly or indirectly hold shares in our Cayman Islands holding company and who are known to us as being residents in the Chinese mainland to timely complete the foreign exchange registrations and the annual filings of their existing rights under offshore direct investment. However, we may not be informed of the identities of all the residents in the Chinese mainland or entities holding direct or indirect interest in our company, nor can we compel our all shareholders or beneficial owners who are residents in the Chinese mainland to comply with SAFE registration requirements or other regulations relating to overseas investment activities issued by the NDRC and the Ministry of Commerce. We cannot assure you that all shareholders or beneficial owners of ours who are residents in the Chinese mainland have complied with, and will in the future make, obtain or update any applicable registrations or approvals required by, SAFE regulations or other regulations relating to overseas investment activities issued by the NDRC and the Ministry of Commerce.

The failure or inability of such shareholders or beneficial owners to comply with SAFE regulations, or our failure to amend the foreign exchange registrations of our subsidiaries in the Chinese mainland, or other regulations relating to overseas investment activities issued by the NDRC and the Ministry of Commerce, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit the ability of our subsidiaries in the Chinese mainland to make distributions or pay dividends to us or affect our ownership structure. As a result, our business operations and our ability to distribute profits to you could be materially and adversely affected.

PRC regulations regarding acquisitions impose significant regulatory approval and review requirements, which could make it more difficult for us to pursue growth through acquisitions and subject us to fines or other administrative penalties.

We may seek to expand our business in the future by investing in or acquiring complementary businesses. Such investments, acquisitions and business activities may be conducted through our Company, our subsidiaries established outside mainland China, the WFOE and the VIE and their respective subsidiaries. Our domestic and cross-border investments, acquisitions, mergers and restructurings among these entities are subject to numerous laws and regulations in mainland China, including rules concerning foreign investment access, national security review, anti-monopoly review, outbound investment approval and filing, as well as industry-specific approval requirements.

If we conduct domestic investments or acquisitions of PRC domestic enterprises through the VIE and its subsidiaries, we must comply with applicable PRC anti-monopoly laws and regulations, including the Anti-Monopoly Law of the PRC and related implementing rules, which require advance notification to and approval from the SAMR of any concentration of undertakings that meets or exceeds the applicable notification thresholds. In addition, we need to notify other PRC regulatory authorities if the investment or acquisition is in certain industries. The SAMR, the CAC and other regulatory agencies in China have enhanced merger control review in key areas, including national interest and people’s livelihood, finance, technology and media. If we conduct such domestic investments or acquisitions through the WFOE and its subsidiaries, we must additionally comply with applicable PRC laws and regulations governing foreign investment access restrictions, national security review and industry-specific approval requirements, including but not limited to the PRC Foreign Investment Law, the Negative List, and the Measures for the Security Review of Foreign Investments issued on December 19, 2020 and effective as of January 18, 2021, as well as other applicable security review rules.

If we conduct overseas investments and acquisitions outside mainland China through the WFOE, the VIE and their respective subsidiaries in mainland China, such activities are subject to applicable laws and regulations including without limitation the Measures for the Administration of Overseas Investment by Enterprises issued by the NDRC on December 26, 2017 and effective as of March 1, 2018, the Administrative Measures for Overseas Investment issued by the Ministry of Commerce on September 6, 2014 and effective as of October 6, 2014, and relevant rules promulgated by the SAFE, which require completion of verification and approval or filing procedures with the NDRC, the Ministry of Commerce or their respective local counterparts, depending on whether the relevant overseas investment projects fall into the sensitive or non-sensitive category, as well as foreign exchange registration and annual filing of overseas investment rights and interests with SAFE or qualified banks.

If we conduct domestic investments or acquisitions of PRC domestic enterprises through us or our offshore controlled affiliates, such transactions are subject to applicable foreign investment access restrictions, anti-monopoly review, national security review and industry-specific approval requirements. In addition, the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, established additional procedures and requirements that could make merger and acquisition activities more time-consuming and complex. The M&A Rules require, among other things, that the Ministry of Commerce be notified in advance of any change-of-control transaction in which an investor based outside of mainland China acquires control of a mainland China enterprise and involves any of the following circumstances: (i) an important industry is concerned, (ii) the transaction involves factors that impact or may impact national economic security, or (iii) the transaction will lead to a change in control of an enterprise that holds a famous trademark or a PRC time-honored brand.

Where an overseas-listed company controlled by PRC resident individuals, such as us, carries out overseas investment or acquisitions by way of issuing listed securities overseas, such issuance shall be subject to the filing requirements pursuant to the Overseas Listing Regulations. Current PRC laws and regulations do not explicitly establish other clear domestic regulatory procedures for overseas investments or acquisitions conducted by offshore entities ultimately controlled by PRC resident individuals, including us and our offshore controlled affiliates. However, we cannot assure you that the PRC government will not enact new rules, amend existing regulations or provide new interpretations of the current laws and regulations in the future to impose specific compliance, filing or restriction requirements on such transactions. Any such new regulatory requirements could create material compliance uncertainties, increase our operating and compliance costs, or delay or prevent the completion of our planned offshore investments and acquisitions.

Any failure to comply with applicable PRC laws and regulations may expose us to administrative penalties and other adverse actions by PRC regulatory authorities, including but not limited to fines, orders to rectify non-compliance, suspension or termination of the relevant transactions, and other regulatory sanctions, any of which could materially and adversely affect our business, financial condition, results of operations and prospects. In addition, complying with applicable regulatory requirements to complete such transactions can be time-consuming, and any required approvals or filings with relevant PRC regulatory authorities may delay or impede our ability to finalize such transactions, which could materially impair our ability to expand our business or maintain our market position.

It may be difficult for overseas regulators to conduct investigation or collect evidence within the Chinese mainland.

Shareholder claims or regulatory investigation that are common in Hong Kong or the United States generally are difficult to pursue as a matter of law or practicality in the Chinese mainland. For example, in the Chinese mainland, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside of the Chinese mainland. Although the authorities in the Chinese mainland may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the Chinese mainland. The Provisions on Strengthening the Confidentiality and Archive Management Work Relating to the Overseas Securities Offering and Listing by Domestic Companies, which became effective on March 31, 2023, provide that overseas securities regulatory authorities or other relevant regulatory authorities shall conduct investigation and evidence collection in relation to the overseas offering and listing of the securities of PRC domestic companies through cross-border cooperation. PRC domestic companies shall obtain prior consent from the CSRC or other domestic authorities before cooperating with such overseas securities regulatory authorities or other overseas authorities in connection with such inspections or investigations or providing documents to such overseas securities regulatory authorities or other overseas authorities. The inability of an overseas securities regulator to directly conduct investigation or evidence collection activities within the Chinese mainland may further increase difficulties faced by you in protecting your interests. See also “—Risks Relating to Our Shares and Our ADSs—You may face difficulties in protecting your interests, and your ability to protect your rights through Hong Kong or U.S. courts may be limited, because we are incorporated under Cayman Islands law” for risks associated with investing in us as a Cayman Islands company.

Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

Pursuant to SAFE Circular 37, residents in the Chinese mainland who participate in share incentive plans in overseas non-publicly listed companies due to their position as director, senior management or employees of the subsidiaries in the Chinese mainland of the overseas companies may submit applications to SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose companies. Our directors, executive officers and other employees who are residents in the Chinese mainland and who have been granted share-based awards may follow SAFE Circular 37 to apply for the foreign exchange registration before our company becomes an overseas listed company. In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plans of Overseas Publicly Listed Company, or SAFE Circular 7. Under SAFE Circular 7 and other rules and regulations, residents in the Chinese mainland who participate in stock incentive plan in an overseas publicly listed company are required to register with SAFE or its local branches and complete certain other procedures. Participants of a stock incentive plan who are residents in the Chinese mainland must retain a qualified PRC agent, which could be a subsidiary in the Chinese mainland of such overseas publicly listed company or another qualified institution selected by such subsidiary in the Chinese mainland, to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of its participants. Such participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of share-based awards, the purchase and sale of corresponding shares or interests and fund transfers. In addition, the PRC agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agent or the overseas entrusted institution or other material changes. We and our PRC employees who have been granted share-based awards are subject to SAFE Circular 7 and other rules and regulations. Failure of our PRC share-based award holders to complete their SAFE registrations may subject these residents in the Chinese mainland to fines and legal sanctions and may also limit our ability to contribute additional capital into our subsidiaries in the Chinese mainland, limit the ability of our subsidiaries in the Chinese mainland to distribute dividends to us, adopt additional incentive plans for our directors or employees under laws of the Chinese mainland or otherwise materially adversely affect our business.

In addition, the State Administration of Taxation has issued certain circulars concerning employee share options and restricted shares. Under these circulars, our employees working in the Chinese mainland who exercise share options or are granted restricted shares will be subject to PRC individual income tax. Our subsidiaries in the Chinese mainland have obligations to file documents related to employee share options or restricted shares with the tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to the laws and regulations, we may face sanctions imposed by the tax authorities or other PRC government authorities.

If we are classified as a Chinese mainland resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-Chinese mainland shareholders or ADS holders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the Chinese mainland with a “de facto management body” within the Chinese mainland is considered a Chinese mainland resident enterprise and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, productions, personnel, accounts and properties of an enterprise. In 2009, the State Administration of Taxation issued the Notice Regarding the Determination of PRC-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in the Chinese mainland. Although Circular 82 only applies to offshore enterprises controlled by enterprises in the Chinese mainland or enterprise groups in the Chinese mainland, not those controlled by PRC individuals or foreigners like us, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a Chinese mainland enterprise or a Chinese mainland enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in the Chinese mainland and will be subject to Chinese mainland enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the Chinese mainland; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the Chinese mainland; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the Chinese mainland; and (iv) at least 50% of voting board members or senior executives habitually reside in the Chinese mainland.

We believe that none of our entities outside of the Chinese mainland is a Chinese mainland resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that we are a Chinese mainland resident enterprise for enterprise income tax purposes, we will be subject to the enterprise income tax on our global income at the rate of 25% and we will be required to comply with Chinese mainland enterprise income tax reporting obligations. In addition, gains realized on the sale or other disposition of the Class A ordinary shares and/or ADSs may be subject to PRC tax, at a rate of 10% in the case of non-resident enterprises unless otherwise reduced or exempted by applicable tax treaties or similar arrangements, or 20% in the case of non-resident individuals, if such gains are deemed to be from PRC sources. It is unclear whether non-Chinese mainland shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and Chinese mainland in the event that we are treated as a Chinese mainland resident enterprise. Any such tax may reduce the returns on your investment in the Class A ordinary shares and/or ADSs.

In addition to the uncertainty as to the application of the “resident enterprise” classification, we cannot assure you that the PRC government will not amend or revise the taxation laws, rules and regulations to impose stricter tax requirements or higher tax rates. Any of such changes could materially and adversely affect our financial condition and results of operations.

We may not be able to obtain certain benefits on dividends paid by our subsidiaries in the Chinese mainland to us through our Hong Kong subsidiary.

We are a holding company incorporated under the laws of the Cayman Islands and as such rely on dividends and other distributions on equity from our subsidiaries in the Chinese mainland to satisfy part of our liquidity requirements. Pursuant to the PRC Enterprise Income Tax Law, a withholding tax rate of 10% currently applies to dividends paid by a “resident enterprise” in the Chinese mainland to a foreign enterprise investor, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with the Chinese mainland that provides for preferential tax treatment. Pursuant to the Arrangement between the Chinese mainland and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation on Income, such withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a Chinese mainland enterprise. According to the Announcement of the State Administration of Taxation on Issues concerning the “Beneficial Owner” in Tax Treaties, which became effective in April 2018, whether a resident enterprise is a “beneficial owner” that can apply for a low tax rate under tax treaties depends on an overall assessment of several factors, which may bring uncertainties to the applicability of preferential tax treatment under the tax treaties. Furthermore, the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Treaties, which became effective in January 2020, require non-resident enterprises to determine whether they are qualified to enjoy the preferential tax treatment under the tax treaties and file reports and other materials with the tax authorities. There are also other conditions for enjoying the reduced withholding tax rate. See “Item 10. Additional Information—E. Taxation.” If our subsidiaries in the Chinese mainland distribute earnings in the future, we would be subject to a significant withholding tax. Although our Hong Kong subsidiary has enjoyed the preferential withholding tax rate of 5% under the arrangement with respect to dividends paid by our subsidiaries in the Chinese mainland, we cannot assure you that we will be able to continue to enjoy the preferential withholding tax rate of 5% under the arrangement with respect to dividends to be paid by our subsidiaries in the Chinese mainland to our Hong Kong subsidiary. If we are not able to enjoy the preferential withholding tax rate in the future, our tax costs may increase, resulting in reduced amount of cash available to us.

We face uncertainty with respect to indirect transfers of equity interests in the Chinese mainland resident enterprises by their non-Chinese mainland holding companies.

In February 2015, the State Administration of Taxation issued the Bulletin on Issues of Enterprise Income Tax on Indirect Transfer of Assets by Non-Resident Enterprises, or SAT Bulletin 7. SAT Bulletin 7 extends its tax jurisdiction to not only indirect transfers but also transactions involving transfer of other taxable assets, through the offshore transfer of a foreign intermediate holding company. In addition, SAT Bulletin 7 provides certain criteria on how to assess reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Bulletin 7 also brings challenges to both the foreign transferor and transferee (or other person who is obligated to pay for the transfer) of the taxable assets. Where a nonresident enterprise conducts an “indirect transfer” by transferring the taxable assets indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise being the transferor, or the transferee, or the Chinese mainland entity which directly owned the taxable assets may report to the tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to Chinese mainland enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a Chinese mainland resident enterprise unless otherwise reduced or exempted by applicable tax treaties or similar arrangements. On October 17, 2017, the State Administration of Taxation issued the Bulletin on Issues Concerning the Withholding of Non-PRC Resident Enterprise Income Tax at Source, or SAT Bulletin 37, which came into effect on December 1, 2017 and amended on June 15, 2018. The SAT Bulletin 37 further clarifies the practice and procedure of the withholding of nonresident enterprise income tax.

We face uncertainties on the reporting and consequences of future private equity financing transactions, share exchanges or other transactions involving the transfer of shares in our company by investors that are non-Chinese mainland resident enterprises. The PRC tax authorities may pursue such non-resident enterprises with respect to a filing or the transferees with respect to withholding obligation, and request our subsidiaries in the Chinese mainland to assist in the filing. As a result, we and non-resident enterprises in such transactions may become at risk of being subject to filing obligations or being taxed under SAT Bulletin 7 and SAT Bulletin 37, and may be required to expend valuable resources to comply with them or to establish that we and our non-resident enterprises should not be taxed under these regulations, which may have a material adverse effect on our financial condition and results of operations.

If the custodians or authorized users of controlling non-tangible assets of our company, including our corporate chops and seals, fail to fulfill their responsibilities, or misappropriate or misuse these assets, our business and operations could be materially and adversely affected.

Under laws of the Chinese mainland, legal documents for corporate transactions are executed using the chops or seals of the signing entity or with the signature of a legal representative whose designation is registered and filed with the relevant branch of the SAMR. Although we usually utilize chops to enter into contracts, the designated legal representatives of our WFOE and the VIE have the apparent authority to enter into contracts on behalf of these entities without chops and bind the entities. The designated legal representatives of our entities in the Chinese mainland have entered into employment agreements with us or these entities in the Chinese mainland under which they agree to abide by various duties. In order to maintain the physical security of our chops and chops of our entities in the Chinese mainland, we generally store these items in secured locations accessible only to the authorized personnel in the administrative department of each of our subsidiaries. Although we monitor such authorized personnel, there is no assurance such procedures will prevent all instances of abuse or negligence. Accordingly, if any of our authorized personnel misuse or misappropriate our corporate chops or seals, we could encounter difficulties in maintaining control over the entities and experience significant disruption to our operations. If a designated legal representative obtains control of the chops in an effort to obtain control over our entities in the Chinese mainland, we or our entities in the Chinese mainland would need to pass a new shareholder or board resolution to designate a new legal representative and we would need to take legal action to seek the return of the chops, apply for new chops with the authorities, or otherwise seek legal redress for the violation of the representative’s fiduciary duties to us, which could involve significant time and resources and divert management attention away from our regular business. In addition, the affected entities may not be able to recover corporate assets that are sold or transferred out of our control in the event of such a misappropriation if a transferee relies on the apparent authority of the representative and acts in good faith.

Risks Relating to Our Shares and Our ADSs

The trading price of the ADSs has been and may be, and the trading price of our Class A ordinary shares can be, volatile, which could result in substantial losses to investors.

The trading price of the ADSs has been volatile and could fluctuate widely due to factors beyond our control. The trading price of our Class A ordinary shares, likewise, can be volatile for similar or different reasons. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in Hong Kong or the United States. The securities of some of these companies, including online recruitment services companies, have experienced significant volatility, including, in some cases, substantial price declines in their trading prices. The trading performances of other Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in Hong Kong and/or the United States in general and consequently may impact the trading performance of our Class A ordinary shares and/or ADSs, regardless of our actual operating performance. In addition, purchases and sales of our Class A ordinary shares and/or ADSs by market participants, including by quantitative and other model-driven investment funds, may contribute to fluctuations in the trading price of our Class A ordinary shares and/or ADSs.

In addition to market and industry factors, the price and trading volume for the Class A ordinary shares and/or ADSs may be highly volatile for factors specific to our own operations, including the following:

●	actual or anticipated variations in our revenues, earnings and cash flow;
●	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;
●	fluctuations in key operating metrics;
●	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;
●	announcements of new offerings, solutions and expansions by us or our competitors;
●	announcements of studies and reports relating to the quality of the services offered in our online recruitment platform or similar platforms of our competitors;

●	failure of securities analysts to initiate or maintain coverage of our company, changes in financial estimates by securities analysts who follow our company or our failure to meet these estimates or the expectations of investors;
●	detrimental adverse publicity about us, our services or our industry;
●	announcements of new regulations, rules or policies relevant to our business;
●	additions or departures of key personnel;
●	potential sales of additional equity securities;
●	dispositions of our Class A ordinary shares and/or ADSs by our management and employees in connection with their share-based awards and related tax obligations, notwithstanding the policies and procedures we have adopted to regulate the timing, manner, and other aspects of such dispositions;
●	potential litigation or regulatory investigations; and
●	other events or factors, including those resulting from war, epidemics, incidents of terrorism or responses to these events.

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

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. A shareholder class action lawsuit was filed against us and certain of our directors and officers. See “Item 4. Information on the Company—B. Business Overview—Legal and Administrative Proceedings” for more details. Our involvement in a class action suit could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

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

Mr. Peng Zhao, our Founder, Chairman and Chief Executive Officer, beneficially owns all of our issued Class B ordinary shares. As of February 28, 2026, these Class B ordinary shares constituted 13.7% of our total issued and outstanding shares and 61.3% of the aggregate voting power of our total issued and outstanding shares, subject to certain exceptions, due to the disparate voting powers associated with our dual-class share structure. As a result of the dual-class share structure and the concentration of ownership, holders of Class B ordinary shares will have considerable influence over matters such as decisions regarding mergers and consolidations, election of directors and other significant corporate actions. Such holders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our Class A ordinary shares and/or ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

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

On March 9, 2022, our board of directors authorized a share repurchase program for the repurchase of up to US$150 million of our shares (including in the form of ADSs) over the following 12 months. We repurchased US$131.2 million of our shares during that 12-month period. On March 20, 2023, our board of directors authorized a share repurchase program for the repurchase of up to US$150 million of our shares (including in the form of ADSs) over the following 12 months. We repurchased US$26.0 million of our shares during that 12-month period. On March 12, 2024, our board of directors authorized a share repurchase program effective from March 20, 2024 for a 12-month period, under which we may repurchase up to US$200 million of our shares (including in the form of ADSs). On August 29, 2024, our board of directors authorized a new share repurchase program effective from August 29, 2024 for a 12-month period, under which we could repurchase up to US$150 million of our shares (including in the form of ADSs). This share repurchase program operates in conjunction with the previous share repurchase program that became effective on March 20, 2024. On August 20, 2025, our board of directors approved amendments to this share repurchase program, extending the program for a 12-month period through August 28, 2026 and authorizing repurchases of up to US$250 million of our shares during the extended period. In March 2026, our board of directors approved amendments to this share repurchase program, extending the program for a 12-month period through August 2027 and authorizing repurchases of up to US$400 million of our shares during the extended period. See “Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.”

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

Although we have adopted an annual dividend policy, we cannot assure you that our existing dividend policy or the amount of dividends that you may receive will not change in the future, neither can we guarantee that we will have sufficient profits, reserves set aside from profits or otherwise funds to justify and enable dividend declaration and payment. Therefore, you may need to rely on price appreciation of our Class A ordinary shares and/or ADSs for return on your investment.

Our board of directors approved a special cash dividend in the amount of US$0.09 per Class A ordinary share, or US$0.18 per ADS in November 2023. The aggregate amount of the dividend paid was approximately US$79.2 million. In August 2025, our board of directors has approved an annual dividend policy, pursuant to which our board of directors intends to declare and distribute a dividend each year in accordance with our memorandum and articles of association and applicable laws and regulations. Under this policy, the determination to make dividend distributions and the amount of such distributions in any particular annual period will be made at the discretion of our board of directors upon review of our operations and earnings, cash flow, financial condition and other relevant factors. Subject to our board of directors’ final determination and the prevailing market conditions, we currently expect that for each of the next three years starting from 2026, to allocate no less than 50% of the Company’s adjusted net income, a non-GAAP financial measure, of the preceding fiscal year for distribution of dividend and share repurchases. In addition, our board of directors has approved an annual cash dividend for 2025 of US$0.084 per Class A ordinary share, or US$0.168 per ADS, under this policy. The aggregate amount of the dividend was approximately US$77.9 million.

Despite a regular dividend policy being in place, before any dividend is declared and paid for any annual period, we need to have enough profits to justify such declaration and payment, or we need to have sufficient reserves set aside from profits previously generated that our board of directors determines are no longer needed. In addition, under Cayman Islands law, we must be able to pay our debts and prioritize our working capital needs as they fall due in the ordinary course of business immediately following the dividend payment. We cannot assure you that we will be able to meet all of such conditions to enable dividend declaration and payment in compliance with laws. Even if our board of directors decides to declare and pay dividends, the timing and amount of future dividends, if any, will depend on, among other things, our operations and earnings, cash flow, financial condition and other factors deemed relevant by our board of directors. Therefore, the amount of dividends that you may receive is uncertain and subject to change.

Moreover, our regular dividend policy is subject to change at any time at the discretion of our board of directors, and there can be no assurance that we will not adjust or terminate our dividend policy in the future. Accordingly, the return on your investment in our Class A ordinary shares and/or ADSs will likely depend entirely upon any future price appreciation of our Class A ordinary shares and/or ADSs. There is no guarantee that our Class A ordinary shares and/or ADSs will appreciate in value or even maintain the price at which you purchased the Class A ordinary shares and/or ADSs. You may not realize a return on your investment in our Class A ordinary shares and/or ADSs and you may even lose your entire investment in our Class A ordinary shares and/or ADSs.

Techniques employed by short sellers may drive down the market price of our Class A ordinary shares and/or ADSs.

Short selling is the practice of selling securities that the seller does not own but rather has borrowed from a third party with the intention of buying identical securities back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s interest for the price of the security to decline, many short sellers publish, or arrange for the publication of, negative opinions regarding the issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling a security short. These short attacks have, in the past, led to the selling of shares in the market.

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

A non-U.S. corporation, such as our company, will be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income, or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income (the “asset test”). Although the law in this regard is not entirely clear, we treat the VIE (including its subsidiaries) as being owned by us for U.S. federal income tax purposes because we control their management decisions and are entitled to substantially all of the economic benefits associated with them. As a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of the VIE for U.S. federal income tax purposes, we may be treated as a PFIC for the current taxable year and any subsequent taxable year. Assuming that we are the owner of the VIE for U.S. federal income tax purposes, we do not believe that we were a PFIC for the taxable year ended December 31, 2025 and do not expect to be a PFIC for the current taxable year or the foreseeable future.

While we do not expect to be or become a PFIC, no assurance can be given in this regard because the determination of whether we will be or become a PFIC for any taxable year is a fact intensive determination made annually that depends, in part, upon the composition and classification of our income and assets. Fluctuations in the market price of our Class A ordinary shares and ADSs may cause us to be or become a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of our Class A ordinary shares and ADSs from time to time, which may be volatile.

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

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in the Chinese mainland against us or our management based on foreign laws.

We are an exempted company incorporated under the laws of the Cayman Islands. However, we conduct substantially all of our operations in the Chinese mainland and most of our assets are located in the Chinese mainland. In addition, all of our directors and senior executive officers reside within the Chinese mainland for at least a significant portion of the time and most are PRC nationals. As a result, it may be difficult for you to effect service of process upon us or our management residing in the Chinese mainland. It may also be difficult for you to enforce in U.S. courts of the judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state. On January 9, 2021, the Ministry of Commerce promulgated the Measures for Blocking Improper Extraterritorial Application of Foreign Laws and Measures with immediate effect. Under these measures, if a citizen, legal person or other organization of the Chinese mainland is prohibited or restricted by foreign legislation and other measures from engaging in normal economic, trade and related activities with a third state (or region) or its citizens, legal persons or other organizations, the citizen, legal person or other organization shall truthfully report such matters to the Ministry of Commerce within 30 days. Upon assessment and confirmation that there exists unjustified extra-territorial application of foreign legislation and other measures, the Ministry of Commerce will issue a prohibition order to prevent the foreign legislation and other measures from being accepted, executed, or observed, but such a citizen, legal person or other organization may apply to the Ministry of Commerce for an exemption from compliance with such prohibition order. However, since these measures are relatively new, their enforcement involves uncertainty in practice.

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. courts of the Chinese mainland may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between Chinese mainland and the country where the judgment is made or on principles of reciprocity between jurisdictions. Chinese mainland does not have any treaties or other forms of written arrangement with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the courts of the Chinese mainland will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of laws of the Chinese mainland or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a court of the Chinese mainland would enforce a judgment rendered by a court in the United States.

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

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;
●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;
●	the sections of the Exchange Act requiring principal shareholders to file public reports of their stock ownership and trading activities and regulating the liability for insiders who profit from trades made in a short period of time;
●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD; and
●	certain audit committee independence requirements in Rule 10A-3 of the Exchange Act.

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

We are entitled to amend the deposit agreement and to change the rights of the ADS holders under the terms of such agreement, without the prior consent of the ADS holders. We and the depositary may agree to amend the deposit agreement in any way we decide is necessary or advantageous to us. Amendments may reflect, among other things, operational changes in the ADS program, legal developments affecting ADSs or changes in the terms of our business relationship with the depositary. In the event that the terms of an amendment impose or increase fees or charges (other than in connection with foreign exchange control regulations, and taxes and other governmental charges, delivery and other such expenses) or materially prejudice an existing substantial right of the ADS holders, ADS holders will only receive 30 days’ advance notice of the amendment, and no prior consent of the ADS holders is required under the deposit agreement. Furthermore, we may decide to terminate the ADS facility at any time for any reason. For example, terminations may occur when we decide to list our shares on a non-U.S. securities exchange and determine not to continue to sponsor an ADS facility or when we become the subject of a takeover or a going-private transaction. If the ADS facility terminates, ADS holders will receive at least 30 days’ prior notice, but no prior consent is required from them. Under the circumstances that we decide to make an amendment to the deposit agreement that is disadvantageous to ADS holders or terminate the deposit agreement, the ADS holders may choose to sell their ADSs or surrender their ADSs and become direct holders of the underlying Class A ordinary shares, but will have no right to any compensation whatsoever.

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

Nevertheless, if this jury trial waiver provision is not enforced, to the extent a court action proceeds, it would proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or ADSs shall relieve us or the depositary from our respective obligations to comply with the Securities Act and the Exchange Act nor serve as a waiver by any holder or beneficial owner of ADSs of compliance with the U.S. federal securities laws and the rules and regulations promulgated thereunder.

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

In February 2014, KANZHUN LIMITED established a wholly owned subsidiary in Hong Kong, Techfish Limited. In May 2014, Techfish Limited established a wholly owned subsidiary in the Chinese mainland, Beijing Glorywolf Co., Ltd. In May 2014, we entered into a series of contractual arrangements with the VIE and its sole shareholder then to direct the activities of the VIE. The contractual arrangements with the VIE were subsequently replaced and superseded by updated agreements mainly as a result of change in the VIE’s shareholders from December 2014 through September 2022. In January 2024, the contractual arrangements were replaced by new contractual arrangements entered into among the VIE, its shareholders and another Techfish Limited’s wholly owned subsidiary in the Chinese mainland, Beijing Highland Wolf Technology Co., Ltd., through which our interests in the VIE remain unchanged.

In July 2014, we launched our “BOSS Zhipin” app.

In June 2021, we listed our ADSs on the Nasdaq Global Select Market under the symbol “BZ.”

In December 2022, our Class A ordinary shares commenced trading on the Main Board of the Hong Kong Stock Exchange under the stock code “2076.”

In July 2025, we completed a share offer of an aggregate of 34,500,000 Class A ordinary shares at an offer price of HK$66.00 per share (equivalent to approximately US$16.82 per ADS at an exchange rate of HK$7.8499 to US$1.00), comprising a Hong Kong public offering of 10,350,000 shares and an international offering of 24,150,000 shares. Net proceeds from this share offer, after deducting underwriting commissions and other offering expenses, were approximately HK$2.2 billion.

Our principal executive offices are located at 21/F, GrandyVic Building, Taiyanggong Middle Road, Chaoyang District, Beijing 100028, People’s Republic of China. Our telephone number at this address is + 86 10 8462 8340. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, NY 10168.

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

We are the leading online recruitment platform in China, reinventing how job seekers and enterprises connect and engage. As the go-to job seeking and recruiting platform in China, we provide job seekers with curated opportunities that open clear career pathways, and enable efficient, data-informed recruiting decisions for enterprises through streamlined talent sourcing, faster time-to-fill and greater hiring precision. Our average MAU grew from 42.3 million in 2023 to 53.0 million in 2024 and to 60.7 million in 2025. In 2025, our platform generated an average of 6.7 billion chat messages every month.

Our platform attracts a diverse and expanding pool of job seekers, including white- and gold-collar, blue-collar and college students. White- and gold-collar job seekers are typically professionals and skilled workers pursuing office-based or managerial roles, with a strong focus on career growth, skill enhancement and leadership opportunities. Blue-collar job seekers, which represent a growing segment, typically pursue roles in labor-intensive industries, where they value salary, welfare and proximity to work locations. College students often look for entry-level roles or internships with an eye on gaining experience and starting their careers. As of December 31, 2025, we served 252.6 million verified job seekers, with white- and gold-collar users, blue-collar job seekers and college students comprising 47.2%, 37.3% and 15.5% respectively, of our job seeker user base.

We serve a broad spectrum of enterprise users, ranging from small businesses to large corporations across industries and geographic regions. A major constituent of our user base consists of Bosses (executives and middle-level managers from businesses of all sizes, as well as small business owners) who are the key decision-makers in hiring. Additionally, we support recruiting professionals such as human resource officers, headhunters and hiring specialists who rely on our platform to streamline their hiring processes. Our platform serves enterprises of all sizes, including all 2025 Fortune China 500 companies, as well as tens of millions of small businesses, with 89.4% of our verified enterprises employing fewer than 100 employees as of December 31, 2025. As of December 31, 2025, we served 36.8 million verified enterprise users and 20.3 million verified enterprises, with 62.5% of our verified enterprise users being Bosses. We recorded paid enterprise customers of 5.2 million in 2023, 6.1 million in 2024 and 6.8 million in 2025.

Built on a mobile-native foundation, our platform harnesses AI and big data to scale matching accuracy, hiring efficiency and engagement quality to new levels. At the heart of our platform is a powerful engine that processes massive static and dynamic data of daily interactions, including candidate and job post views, chat initiation, mutual consent and interview feedback, and transforms these fine-grained behavioral and structural signals into actionable insights on recruitment demand, talent mobility and preference. Our data intelligence is powered by a hybrid framework that combines two-way recommendations, deep learning algorithms, natural language processing, our proprietary large language model, Nanbeige and third-party foundation models to deliver precise, real-time job recommendations across professional, skilled worker and college student roles. We are also developing a suite of AI applications and tools to further optimize the candidate screening and communication process and reduce time-to-hire, advancing toward a results-driven recruitment ecosystem.

Our Platform

We connect job seekers and enterprise users in an efficient manner, mainly through a mobile-native, double-sided online recruitment platform that facilitates direct engagement between job seekers and enterprise users and delivers accurate matching results. Our data-powered experience for job seekers and enterprise users is built around four core innovations that drive engagement and generate measurable impact throughout the process:

●	From web portal to tailored mobile platform. We were among the first to launch an online recruitment platform entirely based on a mobile application. The concept of creating a mobile-native recruitment platform is the foundation of our innovative business model that enables intelligent recommendation and two-way interactive communication and continues to shape key aspects of our offerings and user experience. Today, our platform has developed into a highly tailored platform where both job seekers and recruiters can manage their unique user profile on their own terms and with greater clarity. The level of adaptation deepens user engagement, increases time spent on our platform and fosters more meaningful interactions responsive to real-world needs and behaviors.
●	From keyword search to dynamic, multimodal, and AI-curated recommendation. Our intelligent recommendation system acts as a “career assistant” evolving with each interaction. Rather than relying on keyword-based matching, our system taps into multi-dimensional features such as career development stages, skill trajectory and interaction history, to deliver intent-driven, high-fidelity job and candidate matches. AI-curated job recommendations connect the right candidates to the right jobs with growing accuracy over time. Our platform adapts to shifting user intent, filters out noise and keeps both job seekers and enterprises closely aligned with evolving opportunities.
●	From one-way application to rich, real-time communication. Our direct-chat system enables job seekers and enterprise users to have real-time communication through text, voice and image, with features like read receipts and AI-facilitated quick-reply to reduce friction. Direct chatting allows users with real demands to stay active for job opportunities or candidates, and users can confirm each other’s intentions and their suitability before the interview, which makes their experience highly informative and efficient. Meanwhile, we are dedicated to protecting the job seekers’ privacy. Enterprise users are not allowed to access job seekers’ full resume or their contact information without job seekers’ consent.
●	From fragmented data to insightful workforce intelligence. We translate vast volumes of raw interaction data into strategic insights across the recruitment and job-seeking chain. By analyzing how users engage and communicate, we build nuanced profiles that reflect both immediate intent and long-term potential. Our algorithms support ongoing talent development, candidate screening and workforce planning.

Our platform accelerates growth through a self-reinforcing flywheel driven by the powerful interplay of user and data momentum.

●	User momentum. The user flywheel is propelled by an exceptional user experience and a high density of opportunities. As more job seekers flock to our platform, enterprises seeking top talent follow, leading to an increase in quality job postings. A broader and more diverse job offering, as well as enhanced user engagement, can in turn improve job seeker satisfaction and expand the talent pool.
●	Data momentum. The data flywheel focuses on the continuous accumulation and utilization of valuable user data. Every interaction, no matter from job seekers refining their profiles or enterprises posting jobs and reviewing candidates, adds to our vast data ecosystem. This data feeds algorithms, which in turn enhances matching accuracy and recommendation precision. As more data flows through our platform, our technology becomes increasingly sophisticated, creating even more relevant and accurate job and candidate matches.

These network effects compound into a virtuous cycle: better data drives smarter algorithms, which improve user experience and attract more users to accelerate scale. Our differentiated approach to blue- and white-collar segments further strengthens platform dynamics: blue-collar job seekers, with high-frequency job seeking activity, help meet core labor demand, while white-collar users contribute higher-value interactions, creating cross-segment synergies that power overall platform growth.

Our Services

Our offerings are designed to improve job hunting for job seekers and recruitment efficiency for enterprise users to elevate their experience. For job seekers, we provide job seeking services that allow job seekers to receive job recommendations, initiate direct chats and deliver resumes upon mutual consent. We also provide value-added tools that help them better prepare for their job hunt. For enterprise users, we provide direct recruitment services that allow enterprise users to post jobs, receive personalized candidate recommendations, engage in direct communication and receive resumes upon mutual consent. We also offer an expanding range of value-added tools to further enhance recruitment efficiency.

We provide online recruitment services through our main mobile app BOSS Zhipin (BOSS 直聘). BOSS Zhipin is a mobile app serving a wide range of job seekers and enterprises across industries and geographic regions. Its signature feature, “direct chat” between job seekers and enterprise users, enables both sides to quickly identify job-and-candidate fit.

Technology-driven Job Search and Hiring Experience

We deliver a job search and hiring experience through technology-driven interactions that lower barriers for users across a wide spectrum ranging from tech-savvy professionals to first-time mobile users in traditional industries, making it easy for them to navigate our platform quickly and intuitively. We integrate AI and big data analytics throughout the user journey, helping both job seekers and enterprise users access opportunities faster, make better decisions and act with less effort.

●	Informative and interactive user page. To start the journey on our platform, job seekers are required to provide basic personal and professional information, to create a mini resume which can be viewed by interested enterprise users. To help job seekers improve their profiles, we offer AI-powered resume polishing and personal information optimization tools that automatically highlight strengths and increase exposure to potential enterprise users. Meanwhile, enterprise users can set up their own accounts and provide background information about their company as well as reasons job seekers should consider joining.
●	Matching the right person to the right role. Our typical user experience begins from the main feed where users scroll through curated job posts or candidate through our proprietary algorithms and machine learning technologies. We utilize vast amounts of data and machine learning to build and refine our proprietary algorithms that enable customized job recommendation for our users at a massive scale which makes it possible for us to serve a diverse user base on one platform. In addition to the recommendations, we leverage AI to further enhance job search and candidate matching accuracy. Through chat-based prompts, we gain a deeper understanding of users’ unique, personalized requirements—eliminating the need to rely solely on keywords or tags. Furthermore, AI provides explanations for its recommendations, ensuring transparency and better alignment with user needs.
●	Direct communication facilitating user engagement. After reviewing job seeker’s profiles, enterprise users can initiate direct conversations with job seekers to tell them more about their companies or a specific opportunity. Similarly, job seekers can also reach out to enterprise users to express their interests in a role. Messaging is available through text and voice messages, emojis and images, which gives users a low-pressure, mobile-native way to connect and interact. Our instant messaging function ensures that users are active with real job hunting or recruiting needs and at the same time offers convenience and flexibility to users, which is especially beneficial to Bosses and blue-collar job seekers who are unable to make a major time commitment for recruitment and job-hunting activities.
●	Resume delivery based on mutual consent. We firmly believe that recruiting is a two-way street. We are committed to transforming the recruiting process by empowering job seekers and giving them more say. We put job seekers back to the pilot seat by giving them more control in the job hunting process. Different from the traditional models where enterprises can directly purchase job seekers’ full resumes, enterprise users on our platforms can only see a job seeker’s mini resume that contains limited information. Enterprise users are not allowed to access job seekers’ full resume or their contact information without job seekers’ express consents. Enterprise users are thus motivated to engage in meaningful conversations with job seekers to confirm mutual interest before inviting them to deliver resumes. For example, to attract quality job seekers and gain access to their resumes, enterprise users may need to proactively reach out to these job seekers, demonstrate benefits of the job and answer their questions. Similarly, job seekers cannot submit their resumes to an enterprise user without the enterprise user’s consent. This function also showcases our commitment to safeguard job seeker’s information and protect their privacy.

Our personalized matching and connection features combined with effective communication between job seekers and enterprise, promote an efficient and results-driven job-hunting and recruiting experience.

Our offerings enable us to build a large and diverse user base coverage across white- and gold-collar users, blue-collar users and college students, and at the same time serve a full spectrum of enterprise users, large and small, in numerous industries and from diverse geographical areas. The breadth and depth of our user engagement have generated strong network effects that continue to reinforce the value of the platform.

Our Monetization Model

We provide recruitment and job hunting services to both enterprise users and job seekers and generate most of our revenue from paid services offered to enterprise users.

●	For enterprise users, we offer direct recruitment services that allow them to post jobs and communicate with job seekers, which can be free or paid based on an innovative connection-oriented monetization strategy, supplemented by paid value-added tools to further enhance their recruitment efficiency as part of our overall recruitment services to the enterprise users.

●	Job seekers are able to communicate with enterprise users and apply for jobs free of charge. To improve job-matching results, we offer paid value-added services, such as resume exposure booster, competitive candidate analysis and AI interview training, to help job seekers improve visibility, better prepare for their job hunt and assess their candidacy. Job seekers pay directly for these tools based on feature selection and duration.

Our Technology

We have architected a vertically specialized infrastructure purpose-built to decode the complexity of double-sided recommendation and AI application. Grounded in deep research, platform-native behavioral and static datasets and adaptive models, our architecture is structured across three interlocking layers: foundation algorithms, data and scenario-based applications. This full-stack system is engineered to surface subtle, often hard-to-label hiring signals, structure them into actionable insights, deliver real-time recommendations at scale, and evolve continuously through placement and engagement feedback.

Algorithm Layer: Domain-Trained Industry Leading Recommendation and AI Models

Our algorithmic layer is designed to optimize not a single output, but a portfolio of competing goals encompassing long-term candidate satisfaction, enterprise user speed-to-hire and platform engagement. We apply advanced model to process, analyze and identify patterns in data and build models to analyze on job and candidate preferences of job seekers and enterprise users. This is especially useful considering the diverse, high-dimensional data we collect from our large and diverse user base. In 2024, we launched the Nanbeige Model, our vertically trained large language model built specifically for hiring use cases. Nanbeige powers core workflows across our platform, including search and recommendation, AI-facilitated communications and interviews. In February 2026, it once ranked first among HuggingFace’s trending text models.

Leveraging these data and technologies, we developed a more accurate portrait of each individual user and are able to understand user preferences to predict the likelihood of a successful job and candidate match indicated by the offering and acceptance of an interview invitation. This effectively addresses each individual’s different job or recruitment needs and their inability to identify suitable job positions due to information asymmetry and inexperience in job switching activities.

Data Layer: Granular, Live and Role-Aware Insights

We have the capability to gather massive multidimensional data in granular details, which helps capture the unique traits of each job seeker and enterprise user. This is made possible through customized and accurate job/candidate recommendation based on a multitude of factors, including, for example, career development goals, occupation inclination, job position preferences of job seekers and the recruiting needs of enterprises.

We have a large, granular and fast-growing dataset containing multidimensional behavioral and static information of job seekers and enterprise users. Each job seeker has a mini resume containing their basic information, which matches the information contained in each job post. The information in each mini-resume and job post forms our static user information database. We also capture how each user interacts with others and the content on its platform in granular detail, which contributes to valuable behavioral data insights. Our models process these behavioral data instantly and provide users with refined matching results.

Our strength in data technology is also characterized by our multi-label classification of data. Our data analytics technology takes into hundreds of elements of user features, which are growing over time and continue to optimize the algorithm model. For a single algorithm model, the more elements of data are collected and labeled, the more features that are included in the algorithm’s “decision-making” process, and the more efficiently and effectively the matching results can be delivered.

Application Layer: Embedded Intelligence Across the Hiring Funnel

Successful applications of our strong theoretical foundation and advanced technologies ensure accurate job and candidate matchings that are tailored to each individual’s preferences and account for bilateral compatibilities and suitability within user groups.

We apply advanced algorithms to the recommendation system to reflect our key strategies, including (i) double-sided matching strategy: our recommendation algorithms consider not only the best recommendation to an individual, but also bilateral compatibilities and the suitability of the match within the user group, which result in a fairer distribution of the platform’s traffic; and (ii) personalized recommendation strategy: we make customized recommendations for users of different user groups, taking into account multiple factors, including the stages of career development, potential suitable positions not thought of by the job seeker but would match his/her skill set and the job seeker’s future career development opportunities. For example, we offer job recommendations to job seekers not only limited to positions based on their past employment history but also potential opportunities they may consider for their career development.

Innovation Layer: AI-Powered Integration Across Technology, Recommendation, Services and Products

Leveraging our self-developed Nanbeige model and third party models, we have made progress in comprehensively advancing the application and implementation of AI across all areas, including operations, management, recommendation technology, and user products.

With respect to the recommendation, we combined advanced large language models with its massive proprietary data to improve recommendation efficiency and matching accuracy. With respect to the product, the platform provided all job seekers with free tools such as AI job seeking assistant and AI interview coaching to enhance their job seeking experience and user engagement.

At the same time, AI capabilities were fully integrated into the commercialization products for enterprise users, and various AI recruitment functions were in different stages of application, gray-scale testing or exploration, and have received positive feedback from users. At the same time, we are actively leveraging AI capabilities in our existing products and services, such as bulk job seeking intention delivery and intent connect, and exploring the use of AI to expand into new business areas, such as closed-loop services.

Our team

Our technological capabilities are a unique advantage and critical to our business operations. As of December 31, 2025, we had a team of 1,131 research and development personnel dedicated to technology, data and related functions. Our research and development team is fully involved in all critical operational areas, with an in-depth understanding of our users’ needs.

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

Sales and Marketing

We empower our sales team with our proprietary customer relationship management, or CRM system, by helping them identify employers with demand and a willingness to engage in bulk purchases or pay for more specialized services, which enables our sales team to effectively engage these enterprises. Our CRM system allows sales team to target high-potential customers more effectively and apply our data-driven strategies that improve conversion rates.

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

We leverage our advanced, AI-powered feature engineering, machine learning and decision engine to process user data and respond to threats and frauds. Relying on our advanced algorithms, we have built a proprietary suite of models to detect enterprise users’ misconduct and identify and continuously track high-risk job positions and employers. Our proprietary suite of risk identification models factor in multidimensional user information, including static and behavioral data gathered by our risk mining algorithms. Static data gathered includes business scope of an enterprise, its industry qualifications, registered address, records of illegal or unfaithful conduct, whether the enterprise is in good standing and other enterprise specific information. Behavioral data gathered includes user complaints and feedback and enterprise users’ engagement behavior with our platform and other users, such as the number of mini resumes viewed and chat messages sent by an enterprise user in a given period. Our risk mining algorithms process a wide spectrum of data features of enterprise users to assess and weigh individual factors about the trustworthiness of enterprise users. We track high risk behaviors such as false advertising, pyramid selling and private information extortion. We also take job seeker complaints into our data-driven risk assessment process. Job seekers play an important role in our comprehensive risk assessment network through reporting suspicious activities or false information in the company’s description or job postings. After we identify inappropriate behavior conducted by enterprise users whom we deem to pose high risks to our platform, we assign our offline team to conduct manual risk assessment. For example, we visit enterprises that are reported by users for providing fraudulent information and enterprises that we identify as of higher risks based on videos of their office environment.

Our dedicated offline risk assessment team visit employers in person to make sure the information presented on our platform is authentic and up-to-date. In particular, they verify the consistency of the employers’ business locations and enterprise users’ work locations. Our algorithms powered risk assessment system together with our offline verification efforts are necessary to manage the complexity of analysis at the scale and speed that is needed in light of our massive user base and the changing fraud landscape. We established the industry’s first integrated online and offline employer information verification system that adopts a combination of intelligent screening and security verification and on-site visit to verify enterprise information. The vigorous screening enables the provision of reliable job and employer information and addresses the misinformation that is prevalent in the online recruitment market, especially for blue-collar recruitment. After we discover misconduct of enterprise users, regardless of whether it took place on or outside of our platform, or identify false information, we take corresponding actions to address the issues identified, such as banning, blocking user accounts, requiring enterprises to provide additional verification materials, or prohibiting the information of the company and its enterprise users from being accessed by job seekers. For enterprise users suspected of serious misconduct or criminal activities, we report the case to local police department for further investigation. Our streamlined authentication process and ongoing risk assessment system foster a trustworthy and credible user platform. Before each onsite visit, we comprehensively assess the risk of the target company to ensure efficient offline verification of identified issues, which enables us to achieve high verification and risk assessment efficiency.

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

The types of user data we collect, store and use generally include: (i) user’s basic information, such as mobile phone number, name, gender, work experience related information; (ii) user’s identity information (most of them are enterprise users); (iii) user’s process information; and (iv) device feature information. The scope of usage is consistent with that being disclosed in privacy policies and does not exceed the scope authorized by users. The data is collected and used mainly for the purposes of user registration, identity authentication, online recruitment, personalized recommendation, content publishing, and user safety.

Data storage and information management

We back-up our user data and other forms of data on a daily basis in secured remote data back-up systems located in the Chinese mainland. We also conduct frequent reviews of our back-up systems to ensure that they function properly and are well maintained. We regularly conduct system-wise vulnerability scanning and prompt repairing to continually improve our data security measures. Our security system is capable of handling malicious attacks to safeguard the security of our platform and to protect the privacy of our users. We have also started using proprietary private cloud located in the Chinese mainland and maintained in-house to reduce the reliance on third-party cloud infrastructure provider, which allows us to better safeguard user data and address regulatory and compliance concerns.

To ensure the confidentiality and integrity of our data, we maintain a comprehensive and rigorous data security program. We de-identify and encrypt sensitive personal information and take other technological measures to ensure the secure storage, processing, transmission and usage of data. Specifically, we store business data in separate repositories and have detailed logical isolation and network policy segregation for business servers. Sensitive personal information is stored in encrypted form and sensitive information is de-identified and encrypted irreversibly before processing. To ensure the security of data transmission, we have adopted reasonable and feasible security measures in line with market standards to protect user information from unauthorized access, public disclosure, use, modification, damage or loss. For example, the exchange of data between the browser and the server is protected by SSL protocol encryption. We also provide HTTPS protocol for secure browsing on BOSS Zhipin website and for the transmission of sensitive information. In addition, we use trusted protection mechanism to prevent malicious attacks on user’s personal information. We have also formulated data destruction strategy and policy to standardize our data destruction procedures and adopted differentiated data deletion measures for different levels of data. We respond immediately once user submits account cancellation request, the cancelation process shall be completed if the cancellation requirements are met. Our deletion of data is automatically executed by system scripts, and we keep log records of the deletion operation. We store user personal information for the minimum amount of time necessary to process such data and delete user personal information or anonymize them in a timely manner after the purpose of processing such data has been achieved or as otherwise provided by laws and regulations.

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

Data access and sharing

All of our personnel are required to strictly follow our detailed internal rules, policies and protocols to ensure the privacy of our data. Our employees are granted access to the minimum extent that is necessary to fulfill their job responsibilities and within strictly defined and layered access authority, and are required to go through strict authorization and authentication procedures and policies before operating. At application level, we use privacy components to set up different approval processes based on data classification. Our online database is accessible only by database administrator with temporary password. R&D personnel are generally not permitted to access the database, if access is required on as-need basis, strict multi-level approval must be obtained. User personal information in the big data platform is desensitized and irreversibly encrypted. Even with authorized access, virtual desktops must be used to prevent from direct downloading of user privacy data to local devices. We also maintain data access logs and conduct automated assessment and routine manual verification. In addition, we conduct routine internal audit regarding the authority to access user data in order to ensure our authorizations are strictly followed. We provide regular trainings to our staff on internal policies and procedures for data security, on software technical skills to prevent data leakage, on cybersecurity and data protection related laws and regulations, and on other aspects that are relevant to their day-to-day work.

We do not share our user data with third parties, except for the limited purposes and under the following circumstances set forth in our strict privacy policies: (i) data sharing with affiliated platforms to facilitate user login and account management, and prevent fraud and minimize security risks; and (ii) data sharing with suppliers and business partners that provide certain services such as technical support, which are necessary for us to provide services to our users. Pursuant to our policies, we only grant authorization to third-party business partners to access our user data for legitimate, necessary, specific and clearly defined purposes. We have established internal policies for engaging with and managing suppliers and partners. We enter into security agreements with suppliers of network products and services, conduct regular audits to verify their compliance with obligations under these agreements, and perform additional data security capability assessments for those involved in data interchange to ensure continued alignment with our business security requirements.

Data breach and security incident management

We have established a comprehensive system to prevent and detect potential data breach risk, cyber threats, and other system vulnerabilities. We have adopted targeted, professional level security measures in different scenarios, such as network security, host security, application security, and data management, in response to different security risks. The network security protection measures include anti-DDOS attack platform, application firewall, network firewall, and threat intelligence analysis system. The host security protection measures include host security scanning, host security protection system, and anti-virus system. The application security protection measures include component scanning system, vulnerability scanning system, and code white box audit system. The data security protection measures include data classification and grading system, data leakage prevention system, and webpage watermarking. We have set up dedicated post for detecting data theft and leakage, which will be continuingly tested, followed up and rectified by dedicated security personnel. We use scanning tools to identify data or network defects/vulnerabilities on as-need basis and the defects/vulnerabilities identified will be followed up by dedicated personnel.

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

Security testing and assessment

Our business systems have received and maintained valid cybersecurity and information authentication. In June 2025, the VIE received ISO/IEC 27001 certification for its information security management system, confirming that its practices meet internationally recognized standards. In August 2025, BOSS Zhipin and Dianzhang Zhipin both passed their annual Level 3 cybersecurity classified protection assessments. Additionally, in 2025, we renewed our Personal Information Protection Certification from the China Cybersecurity Review Technology and Certification Center (CCRC) and maintained compliance with GB/T 35273-2020, the national standard for personal information security. These efforts reflect our ongoing commitment to keeping data protection policies and technical safeguards current and compliant. We have engaged a number of third-party security service providers to conduct security evaluation of our security systems, apps, and IT architecture, and cooperated with third-party testing and evaluation service providers to resolve issues identified.

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

Intellectual Properties

We regard our trademarks, copyrights, patents, domain names, know-how, proprietary technologies and similar intellectual property as critical to our success. As of December 31, 2025, we owned 360 patents including 164 inventive patents, 291 copyrights including 234 software programs, and 42 registered domain names in the Chinese mainland relating to various aspects of our operations and maintained approximately 1,189 trademark registrations in the Chinese mainland and 31 trademark registrations outside the Chinese mainland.

We seek to protect our technology and intellectual property rights through a combination of patent, copyright and trademark laws, as well as license agreements and other contractual protections. In addition, we enter into confidentiality and non-disclosure agreements with our employees, which require that all patents, software, inventions, developments, works of authorship and trade secrets created in connection with and during the course of their employment are our property.

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

We believe that we can compete effectively with our competitors on the basis of our large and active user base, extensive high quality user data, advanced technological capabilities, high-quality user experience, ability to enhance efficiency and user satisfaction, as well as our brand recognition. For a discussion of risks relating to competition, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We face significant competition in China’s dynamic online recruitment service market, potential market entries by established players from other industries and new technology-driven startups may further intensify competition. Our market share, financial condition and results of operations may be materially and adversely affected if we are unable to compete effectively.”

Our Environment, Social and Governance (ESG) Initiatives

Our focus on corporate social responsibilities, environmental awareness, long-term sustainable development, and ethical conduct is core to our values. We believe our continued growth depends on our integration of ESG values into our corporate strategies and operations.

In April 2026, we released our 2025 ESG report, detailing our ESG achievements in 2025 and progress toward our longstanding ESG goals and commitments. The report provides additional transparency to our stakeholders, as well as details on our sustainability practices, social responsibility and corporate governance framework. Through the information disclosed in the report, we underscored our core strategies, including standardize corporate governance, product and service optimization, develop together with employees, practice green development, build a sustainable supply chain and deliver community care, which are the foundation of our ESG commitments. The information contained in our 2025 ESG report is not incorporated by reference into and should not be considered a part of this annual report.

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

As a leading recruitment platform, we are dedicated to assisting disadvantaged groups with inclusive and tailored job seeking and recruiting services. Leveraging what we are best at, we have mainly centered our efforts in the recruitment industry:

●	During the 2025 fall recruitment season, we hosted the Spirited Recruitment Festival. With the aim of providing greater “certainty” and “possibilities,” the event featured three online sections—Quick Q&A for Job Seekers, Resume Clinic, and Case Solutions—including 18 regional and industry-specific campus recruitment sessions, cumulatively offering hundreds of thousands of campus recruitment positions. During the 2025 spring recruitment season, we launched the “2025 Spirited Spring Recruitment Festival.” The platform brought together over 200,000 enterprises from various industries and regions across the country, offering millions of quality positions for fresh graduates. Themed recruitment events were organized, covering topics such as direct applications to state-owned and central enterprises, internet industry campus recruitment, internships in the Yangtze River Delta region, and internship opportunities for liberal arts students. The spring recruitment festival precisely reached over 6 million student users.

●	In July 2025, we organized the “Aspirations Reach Far—Youth Public Welfare Career Experience Camp”, which supported 100 teachers and students from Yunnan, Chongqing, Shanxi, and other regions to visit Shanghai. The activities centered around career enlightenment, technological exploration, and city experience. The teachers and students visited universities such as Shanghai Jiao Tong University, entered corporate R&D laboratories, and transformed scientific principles into practical experience through drone aerial photography, robot battles, precision instrument assembly, and documentary filming. This event broadened the horizons of young people, inspired their growth confidence and career aspirations, and was selected as a project funded by Shanghai’s counterpart support and cooperation exchange special funds, receiving government recognition and support.
●	In December 2025, the International Day of Persons with Disabilities, our Company, in collaboration with the Employment Service Platform of the China Disabled Persons’ Federation, hosted a live-streamed job fair titled “Building Dreams in the Workplace·Moving Forward Without Barriers—2025 Online Recruitment Fair for College Students with Disabilities.” During the livestream, hosts provided detailed introductions to popular disability-friendly positions, while experts from the China Disabled Persons’ Federation offered in-depth interpretations of employment policies for persons with disabilities and provided career guidance. The livestream lasted approximately one and a half hours, featuring 254 positions from 229 enterprises, and attracted nearly 9,000 viewers and job applications.

Our efforts to empower local communities go beyond the recruitment industry.

●	In 2025, we launched the “Ruyili” home-based elderly care service station initiative. Adopting a model that involves “government leadership, corporate funding, community operation, and collaboration between professionals and volunteers,” this initiative provides one-stop services such as “micro-day care, meal assistance, and health care” for elderly individuals living alone, those with severe disabilities, and those who are disabled in the community. The initiative also incorporates elements of traditional Chinese medicine for health preservation and art therapy, serving a cumulative total of over 5,000 individuals. This activity effectively addresses the gap in home-based elderly care services, establishes a “home-based health and wellness” pathway for high-density aging communities, and provides a replicable practical solution for megacities to cope with profound aging.
●	In 2025, we institutionalized our “Warmth-to-Community” Welfare Initiative, aligned with traditional festivals such as the Spring Festival and Mid-Autumn Festival, and extended its support to the central and western regions through collaboration and counterpart assistance. By procuring local agricultural specialties as relief supplies, we directly benefited farmers through the “purchase instead of donation” approach, creating an integrated social impact model that combines welfare delivery with consumption-based poverty alleviation. By the end of the reporting period, the cumulative investment reached RMB 435 thousand, covering 2,000 households and providing practical care for vulnerable groups in the community.
●	In 2025, we carried out disaster relief in 10 counties and cities across 6 provinces (autonomous regions) including Xizang, Guizhou, Beijing, Gansu, Hunan, Hebei, and Guangxi. It donated a total around RMB 4 million to areas affected by major natural disasters such as earthquakes and floods, effectively supporting emergency rescue, post-disaster reconstruction, and the restoration of people’s livelihood, and providing tangible assistance to local post-disaster recovery and the reestablishment of daily life order.
●	In November 2025, a devastating fire broke out at Wang Fuk Court in Tai Po, New Territories, Hong Kong. Following the announcement of the “Tai Po Wang Fuk Court Relief Fund” by the Special Administrative Region government, we promptly responded by donating HK$3 million to the fund. This donation was specifically earmarked for emergency relief, transitional housing, and post-disaster reconstruction for the affected residents. Through this practical action, we stand united with the people of Hong Kong, helping them through this difficult time.

We deeply value ecological preservation.

●	In March and August 2025, we conducted two rounds of special ecological protection initiatives in the Indochinese gray langur habitat in Shidian County, Yunnan Province, and the Lanping Yunling Provincial Nature Reserve. Through actions such as constructing wildlife water stations points and laying water pipelines, we effectively ensured the drinking water safety of over 260 monkeys, significantly alleviating the pressure of water competition caused by seasonal drought. Additionally, we simultaneously launched a series of online and offline public welfare advocacy campaigns. These efforts not only garnered coverage of the drinking water situation of the Yunnan snub-nosed monkey by multiple CCTV platforms but also involved collaborations with numerous artists and bloggers. The related themed videos have garnered over 2.13 million views, and the total topic views has reached 160 million, effectively enhancing public awareness and concern for the survival status of the monkey population.
●	In 2025, we carried out public welfare activities supporting the materials of frontline protection stations around three major event themes: “Guardian Season”, “Nest Building Season”, and “Life Tree Collaboration”. During the “Guardian Season”, we donated emergency supplies to the Zhuonai Lake Protection Station in Kekexili, Qinghai, to safeguard the migration route of Tibetan antelopes. In the “Nest Building Season” event, we built shelters to protect against the cold and equipped rangers in Bamei Village, Deqin County, Yunnan, improving their field work conditions. In the “Life Tree Collaboration” event, we donated kitchen equipment to five protection stations in Kekexili, effectively ensuring the logistical operation of the protection stations. We promoted this series of activities both online and offline, with topic views exceeding 62 million and theme videos and other content being played over 4.7 million times across the internet.
●	In November 2025, we initiated the “Antelope Oasis Project” event, providing overwintering support for the endangered Przewalski’s gazelle by donating 25 tons of winter forage and 9 sets of intelligent monitoring equipment to relevant protected areas. The campaign not only ensured the basic survival needs of the Przewalski’s gazelle but also enhanced the scientific management level of conservation efforts. The campaign achieved over 82 million topic views and more than 1.2 million interactions.

Green Operation

We measured our greenhouse gas (“GHG”) emissions using the GHG Protocol Corporate Accounting and Reporting Standard developed by the World Resources Institute and the World Business Council for Sustainable Development.

Set forth below is a summary of key metrics we established to evaluate and guide our sustainable business operations.

For the
Year Ended
December 31, 2025(7)
Total GHG emission (1)(2) (Scopes 1 and 2) (Tons of CO2e)	2,345.84
GHG emission intensity(1)(2) (Scopes 1 and 2) (Tons of CO2e/person)	0.53
Total energy consumption(3) (MWh)	4,123.86
Energy consumption intensity(3) (MWh/person)	0.92
Total water consumption(4) (m3 )	56,402.48
Water consumption intensity(4) (m3 /person)	12.63
Hazardous waste generated intensity(5) (Tons/person)	0.00004
Non-hazardous waste generated intensity(6) (Tons/person)	0.12

Notes:

(1)	Due to the nature of the business, our material air emissions are GHG emissions arising from purchased electricity. The carbon footprint mainly includes leased offices that operate in China’s mainland.
(2)	Our greenhouse gas inventory mainly includes carbon dioxide. Greenhouse gas accounting is presented in carbon dioxide equivalent, calculated based on the 2022 Electricity Carbon Dioxide Emission Factors published by the Ministry of Ecology and Environment and the National Bureau of Statistics of the People’s Republic of China.
(3)	Total energy consumption is calculated based upon the data of purchased electricity.
(4)	Water supply mainly comes from the municipal water supply, and there is no issue in sourcing water. Water consumption for certain branches was calculated with reference to the 2024 China Water Resources Bulletin.

(5)	The hazardous waste generated in our office building primarily consists of used toner cartridges and ink cartridges from office printing equipment.
(6)	The non-hazardous waste generated by our office buildings mainly includes domestic waste and electronic waste.
(7)	Due to the nature of our business, data regarding packaging materials does not apply to us. Our current environmental performance metrics exclude data from subsidiary acquired in 2024 since it gained environmental data measurement capabilities only post-acquisition and integration.

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

Promoting Green Offices

We are committed to embedding the concept of environmental protection in every aspect of our daily operations, and continually improving the standards and depth of environmental management by establishing systematic management and regular supervision mechanisms. We actively practice the concept of green and low-carbon operations, and Beijing Huapin Borui Network Technology Co., Ltd has obtained the ISO 14001 Environmental Management System Certification.

Energy Efficiency Improvement

We are dedicated to using energy responsibly. We continue to strengthen electricity management at office premises, establishing monthly and quarterly workplace electricity consumption tracking mechanisms, promptly identifying abnormal electricity usage through data analysis, and systematically reducing unnecessary energy consumption through electricity usage behavior optimization and equipment energy efficiency upgrades, driving deeper green and low-carbon operations.

Waste Management

We reduce waste generation at the source through promoting online office software and driving the recycling of office equipment, effectively reducing resource consumption. At the same time, we strictly implement waste classification and recycling systems, standardizing the disposal of various types of waste, with particular emphasis on hazardous waste management to prevent environmental risks. In terms of office paper procurement, we purchase FSC-certified paper products, actively supporting sustainable forest management, contributing to ecological protection and biodiversity conservation, and fulfilling our responsibilities in the green supply chain.

Water Resource Management

As part of our environmental commitment to water conservation, we have installed water-saving sanitary fixtures in additional office areas during the year, continuously increasing the proportion of sensor-based water-saving fixtures, and conducting regular inspections of water facilities to fulfill our water conservation commitment.

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

Employee Care, Diversity and Inclusion

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

Supporting employee career development

We continue to improve the training management mechanism and have constructed a talent training system that integrates the “curriculum system”, “internal trainer system”, and “internal learning platform”. This helps improve the quality of online and offline learning resources, forming a tiered training system that progresses from basic skills acquisition to advanced expertise mastery. We support employees to improve their professional skills and competitiveness, achieving common growth of employees and our Company.

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

Regulation

This section sets forth a summary of the most significant rules and regulations that affect our business activities in the Chinese mainland or the rights of our shareholders to receive dividends and other distributions from us.

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

Talent intermediary services agencies including us in the Chinese mainland are mainly regulated by the Ministry of Human Resources and Social Security of the PRC, or the MOHRSS. Pursuant to the Provisions on Talent Market Administration, jointly promulgated by the PRC Ministry of Personnel (one of the predecessors to the MOHRSS) and the State Administration of Industry and Commerce (currently known as the SAMR), on September 11, 2001 and last amended on December 31, 2019, any entity providing talent intermediary services in the Chinese mainland must obtain a human resource services license from the local branch of the MOHRSS. In addition, this regulation also reiterates the requirements under the Employment Promotion Law of the PRC that as a talent intermediary service agency, we are prohibited from providing fake information, making false promises and publishing fake recruitment advertisement.

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

On December 25, 2025, the General Office of the MOHRSS, the General Office of the Central Cyberspace Affairs Commission, the General Office of the MIIT, the General Office of the Ministry of Public Security, and the General Office of the State Administration of Financial Regulation jointly issued the Notice on Regulating the Release of Recruitment Information on Online Platforms. The Notice mainly stipulates the following seven aspects: (i) strengthening supervision of online recruitment service licensing, requiring commercial human resources service agencies and online platforms to obtain human resources service licenses and take corresponding regulatory measures against illegal recruitment information publication; (ii) enhancing account registration management, requiring online platforms to implement real-name identity verification and prohibit providing services to users with false identities; (iii) classifying and verifying account qualifications, requiring online platforms to verify recruitment service accounts at least once every six months and prohibit unverified accounts from publishing recruitment information; (iv) disclosing account qualification information, requiring online platforms to set “recruitment service” labels and display relevant qualification information, with suspension of service for non-compliant accounts; (v) standardizing recruitment information format, requiring recruitment information to include essential elements and validity periods, and strictly prohibiting forwarding recruitment information without source attribution; (vi) strictly prohibiting illegal traffic attraction under the guise of recruitment information, banning the use of false recruitment to induce job seekers into “recruitment-to-training” or “training loan” agreements or illegal activities; (vii) seriously dealing with illegal and non-compliant accounts, requiring the establishment of risk identification models and rapid complaint handling mechanisms, and creating abnormal lists to prevent related entities from republishing recruitment information.

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

Regulations Relating to Incorporation and Foreign Investment

The establishment, operation, and management of corporate entities in the Chinese mainland is governed by the PRC Company Law, which was promulgated by the Standing Committee of the National People’s Congress, on December 29, 1993, effective from July 1, 1994 and last amended on December 29, 2023 and became effective on July 1, 2024. The PRC Company Law generally governs two types of companies, namely limited liability companies and joint-stock limited companies, both entitled with the status of legal persons. The liability of shareholders of a limited liability company or a joint-stock limited company is limited to the amount of registered capital they have contributed. The PRC Company Law shall also apply to foreign-invested companies unless laws on foreign investment have stipulated otherwise. The PRC Company Law which became effective on July 1, 2024 imposes greater personal liability for directors, supervisors and management. Shareholders of a company must fully pay in their subscribed registered capital within five years from the date of establishment of this company, and companies established before July 1, 2024 shall gradually adjust their capital contribution to meet this new requirement. Violation of this law could lead to sanctions and penalties, including fines, orders to correct and public announcements of violations. On December 20, 2024, the SAMR promulgated the Measures for the Implementation of the Administration of Company Registration, which came into effect on February 10, 2025, pursuant to which, for a limited liability company registered and established before June 30, 2024, if the remaining term for subscribed capital contribution exceeds five years as of July 1, 2027, the company shall adjust such remaining term to less than five years by June 30, 2027; if the remaining term for subscribed capital contribution is less than five years as of July 1, 2027 or the registered capital has been paid in full, no adjustment to the term for subscribed capital contribution is required. The Measures for the Implementation of the Administration of Company Registration shall also apply to foreign-invested companies unless laws on foreign investment have stipulated otherwise.

On March 15, 2019, the National People’s Congress promulgated the PRC Foreign Investment Law, which came into effect on January 1, 2020 and replaced the previous laws regulating foreign investment in the Chinese mainland, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and the ancillary regulations. The PRC Foreign Investment Law sets out the definition of foreign investment and the framework for promotion, protection and administration of foreign investment activities. On December 30, 2019, the Ministry of Commerce and SAMR jointly promulgated the Measures for Reporting of Information on Foreign Investment, which came into effect on January 1, 2020, pursuant to which, the establishment of the foreign invested enterprises, including establishment through purchasing the equities of a domestic enterprise or subscribing to the increased registered capital of a domestic enterprise, and its subsequent changes are required to submit an initial or change report through the Enterprise Registration System.

Investment activities in the Chinese mainland by foreign investors are principally governed by the Negative List, and Catalogue of Industries for Encouraging Foreign Investment (2025 version). The former which came into effect on November 1, 2024, sets out special administrative measures in respect of the access of foreign investments in a centralized manner, and the latter, which came into effect on February 1, 2026, sets out the encouraged industries for foreign investment. Our business in providing value-added telecommunication service falls within the restricted categories of the Negative List. Our business in providing internet culture business and radio and television program services falls within the prohibited categories of the Negative List.

Regulations Relating to Value-Added Telecommunication Services

Value-added Telecommunications Services

An extensive regulatory scheme governing telecommunication services, including value-added telecommunication services and infrastructure telecommunications services, is promulgated by the State Council, the MIIT, and other government authorities. Value-added telecommunication service operators may be required to obtain additional licenses and permits in addition to those that they currently have given new laws and regulations may be adopted from time to time. In addition, substantial uncertainties exist regarding the interpretation and implementation of current and any future laws and regulations of the Chinese mainland applicable to the telecommunication activities.

On September 25, 2000, the State Council promulgated the Telecommunication Regulations of the PRC, as last amended on February 6, 2016, to regulate telecommunications activities in the Chinese mainland. On December 28, 2015, the MIIT promulgated the Classification Catalogue of Telecommunications Services (2015 version), which was amended on June 6, 2019. According to the Telecommunications Regulations and the Classification Catalogue of Telecommunications Services, there are two categories of telecommunication activities, namely “infrastructure telecommunications services” and “value-added telecommunications services.” Pursuant to the Telecommunications Regulations, operators of value-added telecommunications services shall be approved by the MIIT, or its provincial level counterparts, and obtain a license for value-added telecommunications business. The Measures for the Administration of Telecommunications Business Licensing, issued by the MIIT on March 1, 2009 and last amended on July 3, 2017 for the purpose of strengthening the administration of telecommunications business licensing set forth more specific provisions regarding the types of licenses required to operate value-added telecommunications services and the application for and the approval, use and administration of a telecommunications business permit.

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

Foreign Investment in Value-Added Telecommunications Industry

Pursuant to the Negative List and the Administrative Regulations on Foreign-Invested Telecommunications Enterprises, which were promulgated by the State Council on December 11, 2001 and last amended on March 29, 2022 by the State Council, the ultimate capital contribution percentage by foreign investor(s) in a foreign-invested value-added telecommunications services (except for e-commerce, domestic multi-party communications, storage-forwarding and call centers) is up to 50%. As of the date of this annual report, the VIE has obtained an ICP License for providing internet information services.

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

According to an Q&A session for reporters’ questions on the Administrative Provisions on Internet-based Audio-Visual Program Services issued by the SAPPRFT on its official website on February 3, 2008, units that legally provide internet audio-visual program services before the issuance of the Administrative Provisions on Internet-based Audio-Visual Program Services, as long as the operators do not violate laws and regulations, have the right to re-register their businesses and continue to operate internet audio-visual program services. This exemption will not be granted to internet audio-visual program service units established after the release of the Administrative Provisions on Internet-based Audio-Visual Program Services. These policies were later reflected in the Notice on Issues Related to the Application and Examination of the Permit for Spreading Audio-Visual Programs via Information Network issued by the SAPPRFT on April 8, 2008 and last amended on August 28, 2015.

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

As of the date of this annual report, we have not obtained a License for Online Transmission of Audio-Visual Programs or made the filing for providing internet audio-visual program services and content through our online recruitment platform in the Chinese mainland, and we have not been subject to any administrative penalties imposed by, or any investigations initiated by, the governmental authorities due to lack of the license or failure to complete the filing. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Any lack of or failure to maintain requisite approvals, licenses or permits applicable to our business may have a material and adverse impact on our business, financial condition and results of operations, and compliance with applicable laws or regulations may require us to obtain additional approvals or licenses or change our business model.”

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

According to the Provisions for the Administration of the Production and Distribution of Radio and Television Programs promulgated by the SAPPRFT on July 19, 2004, which took into effect on August 20, 2004 and were last amended on June 3, 2025, any entity that produces or operates radio or television programs must obtain a Radio and Television Program Production and Operation Permit. Entities holding such permits shall conduct their business within the permitted scope as provided in their permits. Entities engaging in the producing or operating radio or television programs without such permit are subject to the closure of business, confiscation of used tools, equipment and carriers, as well as a fine between RMB10,000 and RMB50,000.

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

Regulations Relating to Information Security and Censorship

Internet content in the Chinese mainland is regulated and restricted from a state security standpoint. The Standing Committee of the National People’s Congress enacted the Decisions on the Maintenance of Internet Security on December 28, 2000, which were last amended on August 27, 2009, providing that the following activities conducted through the internet are subject to criminal liabilities: (i) gaining improper entry into any of the computer information networks relating to state affairs, national defensive affairs, or cutting-edge science and technology; (ii) violation of relevant provisions of the State in the form of unauthorized interruption of any computer network or communication service, as a result of which the computer network or communication system cannot function normally; (iii) spreading rumor, slander or other harmful information via the internet for the purpose of inciting subversion of the state political power; (iv) stealing or divulging state secrets, intelligence or military secrets via internet; (v) spreading false or inappropriate commercial information; or (vi) infringing on the intellectual property.

On November 7, 2016, the Standing Committee of the National People’s Congress promulgated the PRC Cyber Security Law, which became effective on June 1, 2017, and was last amended on October 28, 2025 and became effective on January 1, 2026, pursuant to which, network operators shall comply with laws and regulations and fulfill their obligations to safeguard security of the network when conducting business and providing services. Those who provide services through networks including us shall take technical measures and other necessary measures pursuant to laws, regulations and compulsory national requirements to safeguard the safe and stable operation of the networks, respond to network security incidents effectively, prevent illegal and criminal activities, and maintain the integrity, confidentiality and usability of network data, and the network operator shall prevent network data from being divulged, stolen or falsified. In addition, any network operator to collect personal information shall follow the principles of legitimacy, rationality and necessity and shall not collect or use any personal information without due authorization of the person whose personal information is collected, and network operators of key information infrastructure shall store within the territory of the Chinese mainland all the personal information and important data collected and produced within the territory of the Chinese mainland. The last amended PRC Cyber Security Law introduces a dedicated provision on artificial intelligence, explicitly supporting AI fundamental research, algorithm development, and computing infrastructure construction, while requiring the establishment of ethics standards, strengthened risk monitoring, and safety supervision. It also imposes more stringent legal liabilities for the violation of the security protection obligations of network operation, network information, critical information infrastructure and personal information under the PRC Cyber Security Law, and raises the upper limit of monetary fines for entities causing particularly severe consequences (such as complete dysfunction of critical information infrastructure) from RMB1 million to RMB10 million, and for individuals from RMB100,000 to RMB1 million.

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

On June 10, 2021, the Standing Committee of the National People’s Congress promulgated the PRC Data Security Law which came into effect on September 1, 2021 and provides for a security review procedure for the data activities that may affect national security. The PRC Data Security Law requires data processing, which includes the collection, storage, use, processing, transmission, provision and publication of data, to be conducted in a legitimate and proper manner. It also introduces a data classification and hierarchical protection system based on the importance of data to economic and social development, as well as the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, or illegally acquired or used. The appropriate level of protection measures is required to be taken for each respective category of data. In addition, the PRC Data Security Law also provides that any organization or individual within the territory of the Chinese mainland shall not provide any foreign judicial body and law enforcement body with any data stored within the territory of the Chinese mainland without the approval of the competent PRC governmental authorities. Violation of the PRC Data Security Law may subject the entities or individuals to warning, fines, and business suspension, revocation of permits or business licenses, or even criminal liabilities.

On July 30, 2021, the PRC State Council promulgated the Regulations on Security Protection of Critical Information Infrastructure, which became effective on September 1, 2021. Pursuant to such regulations, “critical information infrastructure” shall mean any important network facilities or information systems of important industries or fields such as public communication and information service, energy, transportation, water conservation, finance, public services, government digital services and national defense science, and any other important network facilities or information systems which may seriously endanger national security, national economy, people’s livelihood and public interest in case of damage, function loss or data leakage. In addition, the administration departments for each critical industry and sector shall be responsible for formulating identification rules and determining the critical information infrastructure in the respective industry or field. The operators shall be informed about the final determination. As of the date of this annual report, the Ministry of Transport has promulgated the Administrative Measures for the Security Protection of Railway Critical Information Infrastructure on December 17, 2023, which came into effect on February 1, 2024, and the Administrative Measures for the Security Protection of Highway and Waterway Critical Information Infrastructure on April 24, 2023, which came into effect on June 1, 2023, and the State Post Bureau of the PRC has promulgated the Administrative Measures for the Security Protection of Critical Information Infrastructure in the Postal Industry (Trial) on December 31, 2025, which came into effect on February 1, 2026. No other detailed implementation rules have been issued by governmental authorities, and we have not been informed by any governmental authority that we are a critical information infrastructure operator.

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

In addition, the Administrative Regulations on Online Recruitment Services provide that HR services agencies engaging in online recruitment services shall, in accordance with the requirements under the laws and regulations of the Chinese mainland related to national cybersecurity and cybersecurity graded protection systems, strengthen cybersecurity management, perform cybersecurity protection obligations, and adopt technical or other necessary measures to ensure the security of recruitment service network, information system and users’ information. Moreover, HR services agencies shall establish and improve their users’ information protection system for online recruitment services, and shall not disclose, divulge, damage or illegally sell or provide to any person, such information as the citizen identification number, age, gender, address, contact information of an individual or any information on business situations of an employer. If such agencies provide any personal information or important data collected or generated within the Chinese mainland to any overseas party due to their business operation, such provision shall abide by applicable laws and regulations of the Chinese mainland.

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

On September 11, 2025, the CAC promulgated the Measures for the Administration of National Cybersecurity Incident Reporting, which came into effect on November 1, 2025. The measures establish a tiered and categorized cybersecurity incident reporting system, specifying reporting obligations and time limits for network operators when “relatively large” or above incidents occur: critical information infrastructure operators must report to protection departments and public security organs within one hour; central and state organs and their subordinate units must report to their own cybersecurity work institutions within two hours; other network operators must report to provincial cyberspace administration departments within four hours; and for major or particularly serious incidents, hierarchical reporting to national cyberspace authorities is required within 30 minutes to one hour. The exhibit to the measures explicitly classify cybersecurity incidents into four tiers: (i) Extra‑significant cybersecurity incidents (e.g., those causing direct economic losses of more than RMB100 million, leakage of personal information of more than 100 million individuals, or attacks and tampering targeting ultra‑large online platforms resulting in the large‑scale spread of illegal and harmful information); (ii) Significant cybersecurity incidents (e.g., those causing direct economic losses of more than RMB20 million, leakage of personal information of more than 10 million individuals, or attacks and tampering targeting large online platforms resulting in the widespread spread of illegal and harmful information); (iii) Relatively large cybersecurity incidents (e.g., those causing direct economic losses of more than RMB5 million, leakage of personal information of more than 1 million individuals, or attacks and tampering targeting online platforms resulting in the relatively widespread spread of illegal and harmful information); and (iv) General cybersecurity incidents (all other cybersecurity incidents that pose a certain threat to and cause a certain impact on national security, social order, economic development and public interests, and do not fall under the preceding three tiers).

On December 6, 2025, the CAC released the Measures for Network Data Security Risk Assessment (Draft for Comments), which mainly stipulates the scope of application for risk assessment activities concerning network data and data processing activities within China’s territory, requires important data processors to conduct annual risk assessments and submit reports while general data processors assess at least once every three years, permits self-assessment or third-party assessment with priority given to certified institutions, mandates delegated assessment by certified institutions when significant risks, security incidents or national security threats are identified, and sets forth supporting systems for risk information sharing, collaborative response and legal liability, while providing for mutual recognition of assessment results with classified protection testing, compliance audits and other evaluations to avoid duplication.

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

On December 28, 2012, the Standing Committee of the National People’s Congress promulgated the Decision on Strengthening Network Information Protection to enhance the legal protection of information security and privacy on the internet. On July 16, 2013, the MIIT promulgated the Provisions on Protection of Personal Information of Telecommunication and Internet Users, effective on September 1, 2013, to regulate the collection and use of users’ personal information in the provision of telecommunication services and Internet information services in the Chinese mainland and the personal information includes a user’s name, birth date, identification card number, address, phone number, account name, password and other information that can be used for identifying a user. Telecommunication business operators and Internet service providers are required to constitute their own rules for the collecting and use of users’ information and they cannot collect or use of user’s information without users’ consent. Telecommunication business operators and Internet service providers must specify the purposes, manners and scopes of information collection and uses, obtain the consent of the relevant individuals, and keep the collected personal information confidential. Telecommunication business operators and Internet service providers are prohibited from disclosing, tampering with, damaging, selling or illegally providing others with, collected personal information. Telecommunication business operators and Internet service providers are required to take technical and other measures to prevent the collected personal information from any unauthorized disclosure, damage or loss.

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

On February 12, 2025, the CAC promulgated the Measures for the Administration of Personal Information Protection Compliance Audit, which became effective from May 1, 2025. The measures mainly stipulate the scope of application for reviewing and evaluating personal information processing activities’ compliance with laws and regulations, establish a two-tier mechanism requiring processors handling over 10 million individuals’ personal information to conduct audits at least every two years while permitting protection departments to mandate delegated professional audits upon discovering serious risks or large-scale breaches, and require that a personal information processor that processes personal information of more than 1 million individuals shall appoint a personal information protection officer who shall be responsible for conducting compliance audits on the personal information protection activities of the processor.

On July 18, 2025, the CAC issued the Announcement on Conducting Information Submission for Personal Information Protection Officers, which provided that where a personal information processor handles personal information of 1 million individuals or more, it shall complete the formalities for submitting information on its personal information protection officer to the cyberspace administration of the prefecture-level city where it is located within 30 working days from the date on which the number reaches 1 million, and for personal information processors that already handled personal information of 1 million individuals or more before the issuance of the announcement, they shall complete the information submission by August 29, 2025.

On October 14, 2025, the CAC and the SAMR jointly issued the Measures for the Certification of Outbound Transfer of Personal Information, which became effective from January 1, 2026, stipulating that before applying for certification for the outbound provision of personal information, a personal information processor shall perform its obligations in accordance with the provisions of laws and administrative regulations, including notification, obtaining separate consent from individuals, and conducting a personal information protection impact assessment. Where a personal information processor provides personal information overseas by way of certification, it shall apply to a professional certification body for personal information outbound transfer certification.

On September 12, 2025, the CAC issued the Provisions on the Establishment of a Personal Information Protection Supervision Committee by Large‑scale Online Platforms (Draft for Comments), stipulating that a personal information protection supervision committee established by a personal information processor that provides critical Internet platform services within the PRC, has a huge user base, and operates complex business types shall have a number of members commensurate with the business scale and user volume of the large‑scale online platform, generally no fewer than seven members, of which no less than two‑thirds shall be external members. A large‑scale online platform service provider may, in accordance with state regulations, grant external members remuneration commensurate with their duties based on their full‑time or part‑time duties, working hours, workload and other relevant factors. Except for the aforementioned remuneration, external members shall not obtain any other interests from the large‑scale online platform service provider, its shareholders holding 5% or more of the shares, controlling shareholders, actual controllers, or any affiliated entities or personnel.

On November 22, 2025, the CAC and the Ministry of Public Security issued the Provisions on the Protection of Personal Information on Large‑scale Online Platforms (Draft for Comments). The provisions stipulate that network data processors providing large‑scale online platform services shall appoint a personal information protection officer in accordance with the provisions of laws and regulations, publicly disclose the contact information of such officer, and establish a dedicated department for personal information protection. They shall store personal information collected and generated in the course of operations within the territory of the PRC. Where it is truly necessary to provide such information overseas, they shall comply with the relevant provisions of the State on the security administration of outbound data transfers. The identification of large-scale online platforms shall mainly take into account the following factors: (i) having more than 50 million registered users or more than 10 million monthly active users; (ii) providing critical network services or operating a business scope covering multiple types of services; (iii) handling data whose leakage, tampering or damage would have a material impact on national security, economic operation, national economy and people’s livelihood; and (iv) other circumstances specified by the national cyberspace administration and the public security department of the State Council.

On January 10, 2026, the CAC issued the Provisions on the Collection and Use of Personal Information by Internet Applications (Draft for Comments), which stipulate that Operators of internet applications and software development kits shall bear primary responsibility respectively for the collection, use and security protection of personal information in connection with the mobile applications and software development kits they operate. Internet application operators shall perform statutory review obligations with respect to embedded software development kits; distribution platform operators shall perform statutory review obligations with respect to distributed internet applications; and smart device manufacturers shall perform statutory review obligations with respect to pre-installed mobile applications. Where an internet application with more than 50 million registered users or more than 10 million monthly active users and with complex business types revises or updates its personal information collection and use rules, it shall simultaneously solicit public opinions through its homepage, official website, official WeChat account and other channels, for a period of not less than seven working days.

The Administrative Measures for the Application Security of Facial Recognition Technology jointly issued by the CAC and the Ministry of Public Security on March 13, 2025 and effective from June 1, 2025, regulate activities involving the handling of facial information through facial recognition technology within the territory of China. The measures establish comprehensive obligations for personal information handlers, including regulatory filing requirements, security standards, and operational rules for the use of facial recognition technology, aiming to protect personal information rights and public security.

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

On December 31, 2021, the CAC, the MIIT, the Ministry of Public Security and the SAMR jointly issued the Administration Provisions on Algorithmic Recommendation of Internet Information Services, which became effective on March 1, 2022. These provisions stipulates that algorithmic recommendation service providers must (i) fulfill their responsibilities for algorithm security, (ii) establish and strengthen management systems for algorithm mechanism examination, ethical review in technology, user registration, information release examination, protection of data security and personal information, anti-telecom and network fraud, security assessment and monitoring, emergency response to security incidents, etc., and (iii) formulate and publish rules governing algorithmic recommendation related service. The provider of algorithmic recommendation services should not use the services to (i) carry out any illegal activity which may endanger national security and social public interest, disturb economic order and social order, or infringe third parties’ legal interest, or (ii) spread any information prohibited by laws or regulations. Besides, it should not take advantage of algorithms to impose unreasonable restrictions on other information service providers, or hinder or obstruct the normal operation of their legal services. The providers of algorithmic recommendation services with the characteristics of public opinion or capacity of social mobilization must complete the filing with the CAC’s filing system within ten business days after the launch of its service.

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

On March 7, 2025, the CAC, the MIIT, the Ministry of Public Security and the National Radio and Television Administration jointly issued the Measures for the Identification of Artificial Intelligence Generated and Synthesized Content, which became effective from September 1, 2025. These measures mainly stipulate the scope of application for network information service providers subject to algorithm recommendation, deep synthesis, and generative AI service management regulations, establishes a dual identification system combining explicit and implicit identifiers requiring service providers to add user-perceptible explicit identifiers (text, sound, graphics) to generated synthetic content including text, images, audio, video, and virtual scenes, as well as implicit identifiers containing content attributes and service provider information in file metadata, standardizes dissemination platforms’ obligations to verify implicit identifiers, add prominent warning labels, and retain dissemination element information.

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

Regulations on Trademarks

Pursuant to the Trademark Law of the PRC, which was promulgated by the Standing Committee of the National People’s Congress on August 23, 1982 and last amended on April 23, 2019 and came into effect on November 1, 2019, the Implementation Regulations of the Trademark Law of the PRC which were issued by the State Council on August 3, 2002 and last amended on April 29, 2014, and went into effect on May 1, 2014. The Trademark Office under the China National Intellectual Property Administration shall handle trademark registrations and grant a term of ten years to registered trademarks, which may be renewed for additional ten-year period upon request from the trademark owner. The Trademark Law of the PRC has adopted a “first-to-file” principle with respect to trademark registration. Where an application for trademark for which application for registration has been made is identical or similar to another trademark which has already been registered or is under preliminary examination and approval for use on the same kind of or similar commodities or services, the application for registration of such trademark may be rejected. Any person applying for the registration of a trademark may not prejudice the existing right of others, nor may any person register in advance a trademark that has already been used by another party and has already gained a “sufficient degree of reputation” through such party’s use. A trademark registrant may, by entering into a trademark licensing contract, license another party to use its registered trademark. Where another party is licensed to use a registered trademark, the licenser shall report the license to the Trademark Office under the China National Intellectual Property Administration for recordation, and the office shall publish it. An unrecorded license may not be used as a defense against a third party in good faith.

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

Pursuant to the Regulation on Computers Software Protection promulgated on June 4, 1991 by the State Council and last amended on January 30, 2013 and the Measures for the Registration of Computer Software Copyright promulgated in 1992 and last amended by the National Copyright Administration on February 20, 2002, the National Copyright Administration is mainly responsible for the registration and management of software copyright in the Chinese mainland and recognizes the China Copyright Protection Center as the software registration organization. The China Copyright Protection Center shall grant certificates of registration to computer software copyright applicants in compliance with the regulations of the Measures for the Registration of Computer Software Copyright and the Regulation on Computers Software Protection.

Regulations on Domain Names

Pursuant to the Measures for the Administration of Internet Domain Names promulgated by MIIT on August 24, 2017 and became effective on November 1, 2017, domain name shall refer to the character mark of hierarchical structure, which identifies and locates a computer on the internet and corresponds to the Internet Protocol address of that computer. The MIIT supervises and administers the domain name services in the Chinese mainland. The registration for domain names such as the first-tier domain name “.cn” follows the principle of “first application, first registration.” An applicant for registration of domain name shall provide information for the registration of domain name such as the true, accurate and complete information on the identity of the domain name holder to the domain name registration service authority. After completion of the registration procedures, the applicant will become the holder of the domain name. Any registration and use of domain names by organizations and individuals shall abide by the requirements of the Measures for the Administration of Internet Domain Names, and any registrations and uses of domain names in breach of the said Measures constitutes an offense and is subject to criminal liability.

Regulations Relating to Foreign Exchange

Regulations on Foreign Currency Exchange

The principal regulations governing foreign currency exchange in the Chinese mainland are the Foreign Exchange Administration Regulations, as last amended on August 5, 2008. Pursuant to the regulations, international payments in foreign exchange and the transfer of foreign exchange under the current account items shall not be subject to any state control or restriction when complying with certain procedural requirements. In contrast, the conversion of RMB into foreign currencies and remittance of the converted foreign currency outside the Chinese mainland for the purpose of capital account items, such as direct equity investments, loans and repatriation of investment, requires prior approval from SAFE or its local branches.

According to the Circular of SAFE on Further Improving and Adjusting the Foreign Exchange Policies on Direct Investment, promulgated by the SAFE on November 19, 2012 and last amended on December 30, 2019, foreign exchange control measures related to foreign direct investment are improved, such as (i) the open of and payment into the foreign exchange account related to direct investment are no longer subject to approval by SAFE; (ii) reinvestment with legal income of foreign investors in the Chinese mainland is no longer subject to approval by SAFE; (iii) purchase and external payment of foreign exchange related to foreign direct investment are no longer subject to approval by SAFE. Later, on February 13, 2015, SAFE issued SAFE Circular 13, effective from June 1, 2015 and last amended on December 30, 2019, providing that the bank, instead of SAFE, can directly handle the foreign exchange registration and approval for foreign direct investment and SAFE and its branches.

SAFE released SAFE Circular 19, on March 30, 2015, which came into force on June 1, 2015 and last amended on March 23, 2023. Under SAFE Circular 19, a foreign invested enterprise, within the registered scope of business, may settle their foreign exchange capital following a principal of authenticity on a discretionary basis according to the actual needs of their business operation, and the RMB capital so converted can be used for equity investments within the Chinese mainland, which will be regarded as the reinvestment of foreign-invested enterprise, provided that such foreign invested enterprises are not registered as an enterprises mainly engaged in investment business, including foreign investment companies, foreign funded venture capital enterprises and foreign funded equity investment enterprises. The RMB converted from the foreign exchange capital will be kept in a designated account and is not allowed to be used directly or indirectly for purposes beyond its business scope or used to provide RMB entrusted loans (unless permitted within its registered business scope), repayment of inter-company loans (including third-party advances), and repayment of bank RMB loans that have been re-loaned to third parties, and other uses expressly forbidden under SAFE Circular 19.

The Circular of the SAFE on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16, was promulgated and became effective on June 9, 2016 and last amended on December 4, 2023. According to SAFE Circular 16, enterprises registered in the Chinese mainland may also convert their foreign debts from foreign currency into RMB on self-discretionary basis. SAFE Circular 16 provides an integrated standard for conversion of foreign exchange under capital account items (including but not limited to foreign currency capital and foreign debts) on self-discretionary basis, which applies to all enterprises registered in the Chinese mainland. SAFE Circular 16 reiterates the principle that RMB converted from foreign currency-denominated capital of a company may not be directly or indirectly used for purposes beyond its business scope and may not be used for investments in securities or other investment excluding financial products and structured deposits with risk rating results not higher than Grade II within the Chinese mainland unless otherwise specifically provided. Besides, the converted RMB shall not be used to make loans for non-affiliated enterprises unless it is permitted within the business scope or to purchase any residential real estate that is not for the enterprise’s own use unless it is an enterprise engaging in real estate development and leasing.

On October 23, 2019, SAFE issued the SAFE Circular 28, last amended on December 4, 2023, which cancels the restrictions on domestic equity investments by capital fund of non-investment foreign invested enterprises and allows non-investment foreign invested enterprises to use their capital funds to lawfully make equity investments in the Chinese mainland, provided that such investments do not violate the Negative List and the target investment projects are genuine and in compliance with laws.

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

Regulations on Foreign Exchange Registration of Overseas Investment by PRC Residents

On July 4, 2014, SAFE issued SAFE Circular 37, to regulate foreign exchange matters in relation to the use of Special Purpose Vehicles, or SPVs, by residents in the Chinese mainland or entities to seek offshore investment and financing or conduct round trip investment in the Chinese mainland.

Pursuant to SAFE Circular 37, a SPV refers to an overseas enterprise directly formed or indirectly controlled for investment or financing purposes by a domestic resident (domestic institution or domestic individual resident) with the assets or interests it legally holds overseas or in a domestic enterprise, while “round trip investment” refers to the direct investments made in the Chinese mainland by domestic residents directly or indirectly through SPVs, namely, the behavior of establishing foreign invested enterprises or projects in the Chinese mainland by formation, acquisition, merger, or any other means, and acquiring interests, such as ownership, control, or operating right, in them. SAFE Circular 37 provides that, before making contribution into an SPV, residents in the Chinese mainland are required to complete foreign exchange registration with SAFE or its local branch according to SAFE Circular 37 and applicable currently effective SAFE regulations. According to Circular 13, local banks, instead of SAFE, will examine and handle foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration.

Failure to comply with the registration procedures set forth in SAFE Circular 37 and the subsequent notice, or making misrepresentation on or failure to disclose controllers of the foreign invested enterprise that is established through round-trip investment, may result in restrictions imposed on the foreign exchange activities of the foreign invested enterprise, including payment of dividends and other distributions, such as proceeds from any reduction in capital, share transfer or liquidation, to its offshore parent or affiliate, and the capital inflow from the offshore parent, and may also subject residents in the Chinese mainland or entities to penalties under PRC foreign exchange administration regulations.

We have used our best efforts to notify residents in the Chinese mainland (domestic institution or domestic individual resident) who directly or indirectly hold shares in our Cayman Islands holding company and who are known to us as being residents in the Chinese mainland to complete the foreign exchange registrations. However, we may not at all times be fully aware or informed of the identities of all our shareholders or beneficial owners, and we cannot compel them to comply with SAFE registration requirements. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—PRC regulations relating to offshore investment activities by residents in the Chinese mainland may limit the ability of our subsidiaries in the Chinese mainland to increase their registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under laws of the Chinese mainland.”

Regulations on Stock Incentive Plans

Pursuant to the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, issued by SAFE on February 15, 2012, employees, directors, supervisors and other senior management participating in any stock incentive plan of an overseas publicly listed company who are PRC citizens or who are non PRC citizens residing in the Chinese mainland for a continuous period of not less than one year, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be a subsidiary in the Chinese mainland of such overseas listed company, and complete certain other procedures. Failure to complete the SAFE registrations may subject them to fines and legal sanctions and may also limit their ability to contribute additional capital into their wholly foreign owned subsidiaries in the Chinese mainland and limit these subsidiaries’ ability to distribute dividends to them. The domestic agents shall, on behalf of the residents in the Chinese mainland who have the right to exercise the employee share options, apply to SAFE or its local branches for an annual quota for the payment of foreign currencies in connection with the exercise of residents in the Chinese mainland of the employee share options. The foreign exchange proceeds received by the residents in the Chinese mainland from the sale of shares under the stock incentive plans granted and dividends distributed by the overseas listed companies must be remitted into the bank accounts in the Chinese mainland established by the domestic agents before distribution to such residents in the Chinese mainland. In addition, the domestic agents shall quarterly submit the form for record-filing of information of the Domestic Individuals Participating in the Stock Incentive Plans of Overseas Listed Companies with SAFE or its local branches. In addition, the domestic agents are required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan.

In addition, the State Administration of Taxation has issued circulars concerning stock incentive plan including share option and restricted shares, under which the income derived from such stock incentive plan by our employees who are resident individuals in the Chinese mainland under the PRC Individual Income Tax Law (2018 Revision) will be subject to PRC individual income tax. Our subsidiaries in the Chinese mainland and VIE have obligations to file documents related to such stock incentive plan with the tax authorities and to withhold individual income taxes of those employees for their income derived from the stock incentive plan. If our employees fail to pay or if we fail to withhold their income taxes as required by the laws and regulations, we may face sanctions imposed by the PRC tax authorities or other PRC government authorities.

Regulations Relating to Dividend Distributions

The principal laws, rules and regulations governing dividend distributions by foreign-invested enterprises in the Chinese mainland are the PRC Company Law which was last amended in 2023 and became effective in July 2024 and the PRC Foreign Investment Law and its Implementing Regulations. Under these requirements, foreign-invested enterprises may pay dividends only out of their accumulated profit, if any, as determined in accordance with PRC accounting standards and regulations. A Chinese mainland company is required to allocate at least 10% of their respective accumulated after-tax profits each year, if any, to fund certain capital reserve funds until the aggregate amount of these reserve funds have reached 50% of the registered capital of the enterprises. A Chinese mainland company is not permitted to distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

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

On February 17, 2023, the CSRC issued the Overseas Listing Regulations and five supporting guidelines, which became effective on March 31, 2023. On May 16, 2023, the CSRC promulgated another supporting guideline, which came into effect on the same date. As a company that is listed outside of China whose main business operations are in the Chinese mainland, we must file with the CSRC within three business days after any offering of securities we make.

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

On December 24, 2025, the People’s Bank of China and the SAFE jointly issued the Notice on Issues Concerning Fund Administration for Domestic Enterprises’ Overseas Listing, which stipulates that this Notice shall only apply to the fund administration relating to direct overseas issuance and listing or issuance of overseas depositary receipts by a joint stock limited company registered in the Chinese mainland that has completed filing with the CSRC.

Regulations Relating to Employment and Social Welfare

Regulations on Employment

The major laws and regulations of the Chinese mainland that govern employment relationship are the PRC Labor Law, promulgated by the Standing Committee of the National People’s Congress on July 5, 1994, effective on January 1, 1995 and last amended on December 29, 2018, and the PRC Labor Contract Law, promulgated by the Standing Committee of the National People’s Congress on June 29, 2007, effective on January 1, 2008 and last amended on December 28, 2012, and the Implementation Rules of the PRC Labor Contract Law, issued by the State Council on September 18, 2008 and effective on the same day. According to the aforementioned laws and regulations, labor relationships between employers and employees must be executed in written form. The laws and regulations above impose stringent requirements on the employers in relation to entering into fixed-term employment contracts, hiring of temporary employees and dismissal of employees. As prescribed under the laws and regulations, employers shall ensure its employees have the right to rest and the right to receive wages no lower than the local minimum wages. Employers must establish a system for labor safety and sanitation that strictly abide by state standards and provide relevant education to its employees. Violations of the PRC Labor Contract Law and the PRC Labor Law may result in the imposition of fines and other administrative liabilities and/or incur criminal liabilities in the case of serious violations.

Regulations on Social Insurance and Housing Fund

According to the Social Insurance Law of the PRC, which was issued by the Standing Committee of the National People’s Congress on October 28, 2010 and came into effect on July 1, 2011 and was last revised on December 29, 2018, enterprises and institutions in the Chinese mainland shall provide their employees with welfare schemes covering pension insurance, unemployment insurance, maternity insurance, occupational injury insurance, medical insurance and other welfare plans. The employer shall apply to the local social insurance agency for social insurance registration within 30 days from the date of its formation. And it shall, within 30 days from the date of employment, apply to the social insurance agency for social insurance registration for the employee. Any employer who violates the regulations above shall be ordered to make correction within a prescribed time limit; if the employer fails to rectify within the time limit, the employer and its directly liable person will be fined. Meanwhile, the Interim Regulation on the Collection and Payment of Social Insurance Premiums, issued by the State Council on January 22, 1999, effective on the same day and was last revised on March 24, 2019, prescribes the details concerning the social securities.

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

Regulations Relating to Tax

Regulations on Dividend Withholding Tax

The PRC Enterprise Income Tax Law was promulgated by the National People’s Congress on March 16, 2007, became effective on January 1, 2008 and was last amended on December 29, 2018. According to this law and the Regulation on the Implementation of the Enterprise Income Tax Law of the PRC, which was issued on December 6, 2007, became effective on January 1, 2008 and was last amended on December 6, 2024 and became effective on January 20, 2025, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in the Chinese mainland to its foreign enterprise investors are subject to a 10% withholding tax, unless any such foreign enterprise investor’s jurisdiction of incorporation has a tax treaty with the Chinese mainland that provides for a preferential withholding arrangement. According to the Arrangement between the Chinese mainland and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income, which was issued by the State Administration of Taxation on August 21, 2006 and was subsequently amended in 2008, 2011, 2016 and 2019, the withholding tax rate in respect of the payment of dividends by a Chinese mainland enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the Chinese mainland enterprise and certain other conditions are met, including: (i) the Hong Kong enterprise must directly own the required percentage of equity interests and voting rights in the Chinese mainland resident enterprise; and (ii) the Hong Kong enterprise must have directly owned such required percentage in the Chinese mainland resident enterprise throughout the 12 months prior to receiving the dividends. However, based on the Circular on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties issued and became effective on February 20, 2009 by the State Administration of Taxation, if the PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment; and based on the Announcement on Certain Issues with Respect to the “Beneficial Owner” in Tax Treaties issued by the State Administration of Taxation on February 3, 2018 and effective from April 1, 2018, if an applicant’s business activities do not constitute substantive business activities, it could result in the negative determination of the applicant’s status as a “beneficial owner,” and consequently, the applicant could be precluded from enjoying the above-mentioned reduced income tax rate of 5%.

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

Under the PRC Enterprise Income Tax Law, an enterprise established outside the Chinese mainland with “de facto management bodies” within the Chinese mainland is considered a “resident enterprise” for Chinese mainland enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. Circular 82 promulgated by the State Administration of Taxation on April 22, 2009 and last amended on December 29, 2017 and the Announcement of the State Administration of Taxation on Issues concerning the Determination of Resident Enterprises Based on the Standards of Actual Management Institutions promulgated by the State Administration of Taxation on January 29, 2014 set out the standards used to classify certain Chinese invested enterprises controlled by Chinese enterprises or Chinese enterprise groups and established outside of the Chinese mainland as “resident enterprises,” which also clarified that dividends and other income paid by such Chinese mainland “resident enterprises” will be considered PRC source income and subject to PRC withholding tax, currently at a rate of 10%, when paid to non-Chinese mainland enterprise shareholders. This notice also subjects such Chinese mainland “resident enterprises” to various reporting requirements with the PRC tax authorities. Under the Regulation on the Implementation of the Enterprise Income Tax Law of the PRC, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and HR, finances and properties of an enterprise.

On October 17, 2017, the State Administration of Taxation issued SAT Bulletin 37, last amended on June 15, 2018, which replaced the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-Chinese mainland Resident Enterprises, issued by the State Administration of Taxation, on December 10, 2009, and partially replaced and supplemented the rules under SAT Bulletin 7, issued by the State Administration of Taxation, on February 3, 2015. Under SAT Bulletin 7, an “indirect transfer” of assets, including equity interests in a Chinese mainland resident enterprise, by non-Chinese mainland resident enterprises may be re-characterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of Chinese mainland enterprise income tax. As a result, gains derived from such indirect transfer may be subject to Chinese mainland enterprise income tax. In respect of an indirect offshore transfer of assets of a mainland establishment, the gain is to be regarded as effectively connected with the Chinese mainland establishment and therefore included in its enterprise income tax filing, and would consequently be subject to Chinese mainland enterprise income tax at a rate of 25%. Where the underlying transfer relates to the immoveable properties in the Chinese mainland or to equity investments in a Chinese mainland resident enterprise, which is not effectively connected to a mainland establishment of a non-resident enterprise, a Chinese mainland enterprise income tax at 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments bears the withholding obligation. Pursuant to SAT Bulletin 37, the withholding party shall declare and pay the withheld tax to the competent tax authority in the place where such withholding party is located within seven days from the date of occurrence of the withholding obligation. Both SAT Bulletin 37 and SAT Bulletin 7 do not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired from a transaction through a public stock exchange.

The Organization for Economic Cooperation and Development, or the OECD, introduced a framework for the implementation of a 15% global minimum tax (Pillar Two). Various OECD member countries have either enacted or are in the process of enacting Pillar Two legislation. This legislation has not yet enacted in the Chinese mainland while was enacted in Hong Kong and became effective for the year ended December 31, 2025.

Regulations on Value-added Tax

The Provisional Regulations of the PRC on Value-added Tax were promulgated by the State Council on December 13, 1993 and came into effect on January 1, 1994 and were subsequently amended in 2008, 2016 and 2017, and were repealed by the PRC Value-added Tax Law promulgated by the National People’s Congress on December 25, 2024, and came into effective on January 1, 2026. The Detailed Rules for the Implementation of the Provisional Regulations of the PRC on Value-added Tax (Revised in 2011) were promulgated by the Ministry of Finance on December 25, 1993 and subsequently amended on December 15, 2008 and October 28, 2011. On November 19, 2017, the State Council promulgated the Decisions on Abolishing the Provisional Regulations of the PRC on Business Tax and Amending the Provisional Regulations of the PRC on Value-added Tax, or Order 691. According to the Provisional Regulations of the PRC on Value-added Tax, the Detailed Rules for the Implementation of the Provisional Regulations of the PRC on Value-added Tax and Order 691, all enterprises and individuals engaged in the sales of goods, the provision of processing, repair and replacement services, sales of services, intangible assets and real properties and the importation of goods within the territory of the Chinese mainland are subject to value-added tax. The value-added tax rates generally applicable are simplified as 17%, 11%, 6% and 0%, and the value-added tax rate applicable to the small-scale taxpayers is 3%.

On April 4, 2018, Adjustment to Value-added Tax Rates, or Bulletin 32, was promulgated by the Ministry of Finance and the State Administration of Taxation, which came into effect on May 1, 2018. According to Bulletin 32, the value-added tax rates of 17% and 11% are changed to 16% and 10%, respectively. On March 20, 2019, the Ministry of Finance, the State Administration of Taxation and the General Administration of Customs jointly promulgated the Announcement on Policies for Deepening the Value-added Tax Reform or Notice 39, which came into effect on April 1, 2019 and were amended on September 1, 2025. Notice 39 further changes the value-added tax rates of 16% and 10% to 13% and 9%, respectively.

Under the PRC Value-added Tax Law, all the enterprises and individuals engaged in the sales of goods, services, intangible assets, real properties and importation of goods within the territory of the Chinese mainland are subject to value-added tax. The general value-added tax rates remain at 13%, 9%, 6% and 0%, and the value-added tax rate applicable to small-scale taxpayers remains at 3%. In addition, the PRC Value-added Tax Law clarifies that when overseas entities and individuals conduct taxable transactions within the Chinese mainland, the purchasers shall act as the withholding agents, unless a domestic agent is appointed to file a tax return and pay tax in accordance with the provisions of the State Council.

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

On August 3, 2008, the State Council issued the Provisions of the State Council on the Thresholds for Declaring Concentration of Business Operators, and last amended and took effective on January 22, 2024. Pursuant to the Anti-Monopoly Law of the PRC and such provisions, when a concentration of undertakings occurs and reaches any of the following thresholds, the undertakings concerned shall file a prior notification with the Anti-Monopoly agency (i) the total global turnover of all operators participating in the transaction exceeded RMB12 billion in the preceding fiscal year and at least two of these operators each had a turnover of more than RMB800 million within the Chinese mainland in the preceding fiscal year, or (ii) the total turnover within the Chinese mainland of all the operators participating in the concentration exceeded RMB4 billion in the preceding fiscal year, and at least two of these operators each had a turnover of more than RMB800 million within the Chinese mainland in the preceding fiscal year are triggered, and no concentration shall be implemented until the Anti-Monopoly agency clears the Anti-Monopoly filing. If a concentration of business operators does not satisfy the threshold for declaration as prescribed, but there is evidence proving that the concentration has or may have the effect of eliminating or restricting competition, the anti-monopoly law of the PRC enforcement authorities of the State Council may request the business operators to make a concentration declaration. “Concentration of undertakings” means any of the following: (i) merger of undertakings; (ii) acquisition of control over another undertaking by acquiring equity or assets; or (iii) acquisition of control over, or exercising decisive influence on, another undertaking by contract or by any other means.

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

On January 28, 2026, the SAMR released the Anti-monopoly Compliance Guidelines for Internet Platforms, which took effect on the same date. According to the Anti-monopoly Compliance Guidelines for Internet Platforms, platform operators shall strengthen anti-monopoly compliance management to maintain fair market competition and promote the healthy development of the platform economy. Platform operators shall not use data, algorithms, technology, capital advantages, platform rules or other methods, to engage in monopolistic conduct prohibited by the Anti-monopoly Law of the PRC. Platform operators shall avoid engaging in monopolistic agreements and abusing a dominant market position, and shall not organize or substantively help other operators to reach monopolistic agreements. Furthermore, platforms with significant market share or market power are encouraged to periodically assess whether they hold a dominant market position, and an operator with a dominant market position shall refrain from abusive practices including unfair pricing, predatory pricing without justifiable grounds, refusing to trade, restricting transactions, tying or imposing unreasonable conditions and applying differential treatment.

The Anti-Unfair Competition Law were promulgated by the State Council on September 2, 1993 and came into effect on December 1, 1993 and were subsequently amended in 2017 and 2019, and last amended on June 27, 2025, with effect from October 15, 2025. According to the Anti-Unfair Competition Law, unfair competition refers to that the operator disrupts the market competition order and damages the legitimate rights and interests of other operators or consumers in violation of the provisions of the Anti-Unfair Competition Law in the production and operating activities. Pursuant to the Anti- Unfair Competition Law, operators must abide by the principle of voluntariness, equality, impartiality, integrity and adhere to laws and business ethics during market transactions. Operators in violation of the Anti-Unfair Competition Law should bear corresponding civil, administrative or criminal liabilities depending on the specific circumstances.

On May 6, 2024, the SAMR promulgated the Interim Provisions Against Unfair Competition in Cyberspace, which became effective on September 1, 2024. This regulation aims to maintain the market order of fair competition, encourage innovation, protect the legitimate rights and interests of business operators and consumers and promote the standardized, sustainable and sound development of the digital economy. This regulation specified the specific behaviors of online unfair competition that should be prohibited, for example, the business operator shall not (i) make use of the Internet, big data, algorithms and other technical means to commit traffic hijacking, interference, malicious incompatibility and other acts by influencing users’ choices or otherwise to impede or disrupt the normal operation of cyber goods or services legally provided by other business operators; (ii) intercept or block the information content and webpages legally provided by specific business operators, impede, or disrupt the normal operation of cyber goods or services legally provided by other business operators, and disrupt the fair competition order of the market; and (iii) make use of technical means to unreasonably provide different transaction conditions for its counterparties with identical conditions, infringe upon the right to option and fair transactions of the counterparties, impede or disrupt the normal operation of cyber goods or services legally provided by other business operators, and disrupt the fair transaction order of the market. Any business operator engaging in monopolistic conduct by excluding or restricting competition in cyberspace will be subject to penalties under the Anti-Monopoly Law of the PRC.

On March 10, 2023, the SAMR issued the Provisions on the Review of Concentration of Undertakings and the Provisions on the Prohibition of Acts of Abuse of Dominant Market Position, which came into effect on April 15, 2023. The SAMR issued the Provisions on the Prohibition of Monopoly Agreements on March 10, 2023, which was amended on December 9, 2025, with effect from February 1, 2026. The SAMR also issued the Provisions on the Prohibition of Acts of Abuse of Administrative Power to Exclude or Restrict Competition on March 10, 2023, which was amended on December 18, 2025, with effect from February 1, 2026. These provisions provide detailed rules for the implementation of the Anti-Monopoly Law of the PRC.

C.	Organizational Structure

The following diagram illustrates our corporate structure, including our significant subsidiaries and the VIE, as of the date of this annual report:

Notes:

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

Contractual Arrangements with the VIE and Its Shareholders

Current laws and regulations of the Chinese mainland impose certain restrictions or prohibitions on foreign ownership of companies that engage in value-added telecommunication services and certain other businesses. We are an exempted company incorporated in the Cayman Islands. Our WFOE is our subsidiary in the Chinese mainland and is a foreign-invested enterprise under PRC Laws. To comply with laws and regulations of the Chinese mainland, we conduct certain of our business in the Chinese mainland through the VIE based on a series of contractual arrangements by and among our WFOE, the VIE and its shareholders.

Our contractual arrangements with the VIE and its shareholders allow us to (i) direct the activities of the VIE, (ii) receive substantially all of the economic benefits of the VIE, (iii) have the pledge right over the equity interests in the VIE as the pledgee, and (iv) have an exclusive call option to purchase all or part of the equity interests and/or assets in the VIE when and to the extent permitted by laws of the Chinese mainland.

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

We have completed the registration of the equity interest pledge under the equity pledge agreement in relation to the VIE with the relevant office of the SAMR in accordance with applicable laws and regulations of the Chinese mainland.

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

Our WFOE has the exclusive and proprietary rights and interest to all intellectual properties, irrespective of being developed by the VIE or by our WFOE. Without the prior written consent of our WFOE, the VIE shall not, and shall procure its subsidiaries not to, transfer, assign, pledge, or by any other means dispose of any of such intellectual properties.

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

In the opinion of Tian Yuan Law Firm, our PRC legal counsel:

●	the ownership structures of the VIE and our WFOE in China are not in violation of applicable mandatory laws and regulations of the Chinese mainland currently in effect; and
●	each of the agreements under the contractual arrangements among our WFOE, the VIE and its shareholders governed by PRC law currently is valid and binding, and do not violate applicable PRC laws or regulations currently in effect.

However, our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current and future laws of the Chinese mainland, regulations and rules. Accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC legal counsel. It is uncertain whether any new laws or regulations of the Chinese mainland relating to VIE structures will be adopted or if adopted, what they would provide. If we or the VIE are found to be in violation of any existing or future laws or regulations of the Chinese mainland, or fail to obtain or maintain any of the required permits, approvals, or filings, the PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Item 3. Key Information—D. Risk Factors—Risks relating to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating some of our operations in the Chinese mainland do not comply with laws and regulations of the Chinese mainland relating to the relevant industries, or if these laws and regulations or the interpretation of existing laws and regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations,” “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—Our current corporate structure and business operations may be substantially affected by the Foreign Investment Law” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Uncertainties in the interpretation and enforcement of PRC laws and regulations could adversely affect us.”

D.	Property, Plants and Equipment

Our headquarters are based in Beijing and we have offices in 32 cities in the Chinese mainland. We leased properties in the Chinese mainland with a total gross floor area of approximately 86,292.91 square meters as of the date of this annual report. Our leased properties are mainly used as offices. They mainly include premises for our headquarters and offices. We believe that our existing facilities are generally adequate to meet our current needs, but we expect to seek additional space as needed to accommodate future growth.

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

Key Factors Affecting Our Results of Operations

Our business and results of operations are affected by a number of general factors that impact China’s online recruitment service market, including, among others:

●	China’s overall economic condition and its influence on job market and recruitment industry;
●	greater challenges in hiring leading to the increasing adoption of efficient recruitment services;
●	digitalization of the recruitment industry;
●	growth of the blue-collar sector;
●	the high growth potential in online penetration among employers;
●	the competitive landscape of China’s online recruitment service industry and our market position therein;
●	government policies and regulations affecting China’s Internet industry as well as online recruitment service industry; and
●	the development and deployment of new technologies, including AI, and their impact on the recruitment service market and the hiring demand of our clients.

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

Our ability to expand our large and active user base and enhance user engagement

A large and active user base is the core reason why enterprise users and job seekers are attracted to and continue to use our online recruitment platform, as enterprise users primarily look for a large talent pool to recruit from and job seekers value access to a multitude of actively hiring employers when using recruitment services. We believe it is important to grow our MAU, which we view as a key indicator of the size of our active user base, in order to support our business development. Our average MAU grew by 25.3% from 42.3 million in 2023 to 53.0 million in 2024, and further grew by 14.5% to 60.7 million in 2025. Whether we can continue to grow our MAU mainly depends on our ability to provide high-quality user experience. To this end, we will continue to focus on providing a personalized user experience through enhancing our big data technology capabilities that power the recommendation engine, offering more efficient and flexible communication methods for our users, and improving the reliability of our online recruitment platform.

The growth of paid enterprise customers

Growth in the number of paid enterprise customers is a key driver of our revenue growth, as most of our revenues come from providing online recruitment services to paid enterprise customers. The continued growth of our business therefore depends on the growth of paid enterprise customers. Our paid enterprise customers grew by 17.3% from 5.2 million in 2023 to 6.1 million in 2024, and further grew by 11.5% to 6.8 million in 2025. In order to improve the growth of paid enterprise customers, we will continue to focus our resources on maintaining relationships with existing enterprise users, improving service quality, converting free enterprise users and their companies to paid enterprise customers, exploring new services, features and functionalities responsive to user needs, promoting awareness of our brands, and marketing our services to a wider user group and in more geographical markets.

Our ability to expand our services to existing paid enterprise customers

We believe that there is a significant opportunity for cross selling more of our online recruitment services to our existing paid enterprise customers. Among our paid enterprise customers, those who contributed revenues of RMB5,000 or more to us in a twelve-month period ended on the end of a given period historically accounted for the majority of our revenue source in 2023, 2024 and 2025. Paid enterprise customers who contributed RMB5,000 or more, but less than RMB50,000 of revenues to us in a twelve-month period ended on the end of a given period, or mid-sized accounts, contributed 35.8%, 34.6% and 32.3% of our total revenues in 2023, 2024 and 2025, respectively. In addition, paid enterprise customers who contributed RMB50,000 or more of revenues to us in a twelve-month period ended on the end of a given period, or key accounts, contributed 21.2%, 24.1% and 25.0% of our total revenues in 2023, 2024 and 2025, respectively. We value key accounts because they typically are large enterprises with steady demand for our online recruitment services and a stable recruiting budget. The number of key accounts increased by 27.2% from 7,440 in 2023 to 9,465 in 2024, and further increased by 11.6% to 10,567 in 2025. The solid revenue contribution of mid-sized accounts and key accounts speaks to the importance of expanding our services to existing paid enterprise customers, which will increase their spending. To expand our services to existing paid enterprise customers, we plan to introduce new service offerings, better educate existing paid enterprise customers about the value of additional services, and recommend more customized services to each paid enterprise customer based on analysis of its historical hiring behaviors.

Our ability to promote our brands and market our services more effectively

Our investment in branding, marketing and promotional activities contributes to our user acquisition, and whether such investment is cost-effective has a significant impact on our results of operations. To achieve maximum return for our branding and marketing investments, we set and adjust our branding and marketing strategies based on data analytics of factors such as occupational structure, average income of target demographics, and characteristics of different marketing channels. Our advertising expenses represented 9.8%, 7.2% and 3.9% of our revenues in 2023, 2024 and 2025, respectively. The declining proportion of our advertising expenses to revenues signifies higher efficiency of our advertising and marketing activities. We will continue to monitor and manage our advertising expenses.

Our ability to maintain our operating efficiency

Our results of operations are further affected by our operating efficiency in aspects other than sales and marketing, as measured by our total operating cost and expenses excluding sales and marketing expenses as a percentage of our revenues. Our total operating cost and expenses excluding sales and marketing expenses trended downwards as a percentage of our revenues from 2023 to 2025. As our business grows further, we expect to maintain and improve our operating efficiency.

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

	For the Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Revenues
Online recruitment services to enterprise customers	5,889,101	98.9	7,270,026	98.8	8,192,714	1,171,543	99.1
Others	62,927	1.1	85,651	1.2	74,804	10,697	0.9
Total revenues	5,952,028	100.0	7,355,677	100.0	8,267,518	1,182,240	100.0

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

	For the Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Revenues
Online recruitment services to enterprise customers	5,889,101	98.9	7,270,026	98.8	8,192,714	1,171,543	99.1
Others	62,927	1.1	85,651	1.2	74,804	10,697	0.9
Total revenues	5,952,028	100.0	7,355,677	100.0	8,267,518	1,182,240	100.0
Operating cost and expenses
Cost of revenues(1)	(1,059,861)	(17.8)	(1,239,712)	(16.8)	(1,235,153)	(176,625)	(14.9)
Sales and marketing expenses(1)	(1,991,226)	(33.5)	(2,073,052)	(28.2)	(1,693,245)	(242,131)	(20.5)
Research and development expenses(1)	(1,543,568)	(25.9)	(1,815,809)	(24.7)	(1,653,601)	(236,462)	(20.0)
General and administrative expenses(1)	(811,787)	(13.6)	(1,093,949)	(14.9)	(1,199,367)	(171,507)	(14.5)
Total operating cost and expenses	(5,406,442)	(90.8)	(6,222,522)	(84.6)	(5,781,366)	(826,725)	(69.9)
Other operating income/(expenses), net	35,385	0.6	39,791	0.5	(22,051)	(3,153)	(0.3)
Income from operations	580,971	9.8	1,172,946	15.9	2,464,101	352,362	29.8
Interest and investment income, net	606,757	10.2	625,282	8.5	705,963	100,951	8.6
Foreign exchange gain/(loss)	1,088	0.0	(68)	(0.0)	11,161	1,596	0.1
Other income, net	32,973	0.6	34,500	0.5	18,987	2,715	0.2
Income before income tax expenses	1,221,789	20.6	1,832,660	24.9	3,200,212	457,624	38.7
Income tax expenses	(122,571)	(2.1)	(265,634)	(3.6)	(509,745)	(72,893)	(6.2)
Net income	1,099,218	18.5	1,567,026	21.3	2,690,467	384,731	32.5
(1)	Share-based compensation expenses were allocated as follows:

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$

	(in thousands)
Share-based compensation expenses
Cost of revenues	46,395	43,332	22,550	3,225
Sales and marketing expenses	262,431	280,668	239,800	34,291
Research and development expenses	418,769	421,411	317,653	45,424
General and administrative expenses	329,372	398,274	331,984	47,473
Total	1,056,967	1,143,685	911,987	130,413

Year Ended December 31, 2025 compared to Year Ended December 31, 2024

Revenues

Our revenues primarily come from online recruitment services provided to paid enterprise customers. Our revenues increased by 12.4% from RMB7.4 billion in 2024 to RMB8.3 billion (US$1.2 billion) in 2025. This increase was primarily driven by the paid enterprise customer growth. In particular, revenues from online recruitment services to enterprise customers increased by 12.7% from RMB7.3 billion in 2024 to RMB8.2 billion (US$1.2 billion) in 2025. Revenues from other services, which mainly comprise paid value-added services offered to job seekers, decreased from RMB85.7 million in 2024 to RMB74.8 million (US$10.7 million) in 2025. The decrease was mainly driven by the optimization of certain value-added features. The Company simplified these offerings to enhance the value proposition for job seekers, prioritizing platform engagement and long-term ecosystem growth.

Cost of revenues

Our cost of revenues was RMB1,235.2 million (US$176.6 million) in 2025, relatively flat with RMB1,239.7 million in 2024. The decreases in employee-related expenses and rental expenses were largely offset by the increase in payment processing cost.

Sales and marketing expenses

Our sales and marketing expenses decreased by 18.3% from RMB2.1 billion in 2024 to RMB1.7 billion (US$242.1 million) in 2025, primarily due to decreases in advertising and marketing expenses, employee-related expenses and rental expenses.

Research and development expenses

Our research and development expenses decreased by 8.9% from RMB1.8 billion in 2024 to RMB1.7 billion (US$236.5 million) in 2025, primarily due to a decrease in employee-related expenses.

General and administrative expenses

Our general and administrative expenses increased by 9.6% from RMB1.1 billion in 2024 to RMB1.2 billion (US$171.5 million) in 2025, mainly due to an impairment of intangible assets.

Income from operations

As a result of the foregoing, our income from operations increased by 110.1% from RMB1.2 billion in 2024 to RMB2.5 billion (US$352.4 million) in 2025.

Interest and investment income

Our interest and investment income increased by 12.9% from RMB625.3 million in 2024 to RMB706.0 million (US$101.0 million) in 2025, primarily attributable to an increase in investments in time deposits and financial products in 2025.

Income tax expenses

Our income tax expenses increased by 91.9% from RMB265.6 million in 2024 to RMB509.7 million (US$72.9 million) in 2025, which was mainly due to the growth in income before income tax expenses as well as the provision of a top-up tax of RMB37.6 million (US$5.4 million) under the Pillar Two rules and withholding tax of RMB14.7 million (US$2.1 million).

Net income

Our net income increased by 71.7% from RMB1.6 billion in 2024 to RMB2.7 billion (US$384.7 million) in 2025.

Year Ended December 31, 2024 compared to Year Ended December 31, 2023

Revenues

Our revenues primarily come from online recruitment services provided to paid enterprise customers. Our revenues increased by 23.6% from RMB6.0 billion in 2023 to RMB7.4 billion in 2024. This increase was primarily driven by the growth in paid enterprise customers. In particular, revenues from online recruitment services to enterprise customers increased by 23.4% from RMB5.9 billion in 2023 to RMB7.3 billion in 2024. Revenues from other services, which mainly comprise paid value-added services offered to job seekers, increased by 36.2% from RMB62.9 million in 2023 to RMB85.7 million in 2024.

Cost of revenues

Our cost of revenues increased by 17.0% from RMB1.1 billion in 2023 to RMB1.2 billion in 2024, primarily due to increases in server and bandwidth cost, payment processing cost and cost related to other businesses.

Sales and marketing expenses

Our sales and marketing expenses increased by 4.1% from RMB2.0 billion in 2023 to RMB2.1 billion in 2024, primarily due to an increase in employee-related expenses, partially offset by a decrease in advertising and marketing expenses.

Research and development expenses

Our research and development expenses increased by 17.6% from RMB1.5 billion in 2023 to RMB1.8 billion in 2024, primarily due to an increase in investments in technology.

General and administrative expenses

Our general and administrative expenses increased by 34.7% from RMB811.8 million in 2023 to RMB1.1 billion in 2024, mainly due to an increase in employee-related expenses.

Income from operations

As a result of the foregoing, our income from operations increased by 101.9% from RMB581.0 million in 2023 to RMB1.2 billion in 2024.

Interest and investment income

Our interest and investment income increased by 3.0% from RMB606.8 million in 2023 to RMB625.3 million in 2024, primarily attributable to an increase in investments in financial products in 2024.

Income tax expenses

Our income tax expenses increased by 116.6% from RMB122.6 million in 2023 to RMB265.6 million in 2024.

Net income

As a result of the foregoing, our net income increased by 42.6% from RMB1.1 billion in 2023 to RMB1.6 billion in 2024.

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

Hong Kong

Our subsidiaries in Hong Kong are subject to 16.5% Hong Kong profit tax for taxable income earned. Additionally, payments of dividends by our subsidiaries in Hong Kong to our company are not subject to any Hong Kong withholding tax. No provision for Hong Kong profits tax was made as we had no estimated assessable profit that was subject to Hong Kong profits tax during 2023, 2024 and 2025.

PRC

Under the PRC Enterprise Income Tax Law effective from January 1, 2008, and amended on February 24, 2017 and December 29, 2018, our subsidiaries in the Chinese mainland and the VIE are subject to the statutory rate of 25%, subject to preferential tax treatments available to qualified enterprises as stipulated under PRC tax laws and regulations.

Enterprises that qualify as “high and new technology enterprises” are entitled to a preferential rate of 15% for three years. Enterprises that qualify as “small low-profit enterprises” are entitled to a preferential rate of 20%.

Beijing Huapin Borui Network Technology Co., Ltd., which we refer to as the VIE, was certified as a “high and new technology enterprise” and accordingly was eligible for a preferential tax rate of 15% in each of 2023, 2024 and 2025. The preferential tax treatment continues as long as an enterprise can retain its “high and new technology enterprise” status. Our WFOE was subject to an enterprise income tax rate of 25% in each of 2023 and 2024. In December 2025, our WFOE qualified as a “high and new technology enterprise” and became subject to an enterprise income tax rate of 15% for the year of 2025.

If our company in the Cayman Islands or any of our subsidiaries outside of the Chinese mainland were deemed a “resident enterprise” under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—If we are classified as a Chinese mainland resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non- Chinese mainland shareholders or ADS holders.”

We are subject to value-added tax at a rate of approximately 3% for small-scale-value-added-tax-payer entities or 6% for general-value-added-tax-payer entities on the services and solutions we provide to our customers, less any deductible value-added tax we have already paid or borne in accordance with laws of the Chinese mainland. We are also subject to surcharges on value-added tax payments in accordance with laws of the Chinese mainland.

Pursuant to the PRC Enterprise Income Tax Law, a 5% or 10% withholding tax is levied on dividends declared to our intermediary holding company in Hong Kong from the Chinese mainland effective from January 1, 2008. See “Item 3. Key Information— D. Risk Factors—Risks Relating to Doing Business in China—We may not be able to obtain certain benefits on dividends paid by our subsidiaries in the Chinese mainland to us through our Hong Kong subsidiary.”

The OECD introduced a framework for the implementation of a 15% global minimum tax (Pillar Two). Various OECD member countries have either enacted or are in the process of enacting Pillar Two legislation. This legislation has not yet enacted in the Chinese mainland while was enacted in Hong Kong and became effective for the year ended December 31, 2025. We will continue assessing the Pillar Two tax exposure and the impacts on our consolidated financial statements accordingly.

B.	Liquidity and Capital Resources

As of December 31, 2025, our cash and cash equivalents, short-term time deposits and short-term investments totaled RMB19.9 billion (US$2.9 billion), with RMB4.6 billion (US$651.0 million) net cash provided by operating activities for 2025. We believe that our current cash balance will be sufficient to meet our current and anticipated working capital requirements and capital expenditures for at least the next twelve months. We may, however, need additional cash resources in the future if we experience changes in business conditions or other developments. We may also need additional cash resources in the future if we identify and wish to pursue opportunities for investment, acquisition, capital expenditure or similar actions.

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

As a Cayman Islands exempted company and offshore holding company, we are permitted under laws and regulations of the Chinese mainland to provide funding to our subsidiaries in the Chinese mainland only through loans or capital contributions, subject to the filing, approval or registration of government authorities and limits on the amount of loans. This may delay us from making loans or capital contributions to our subsidiaries in the Chinese mainland and the VIE. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—PRC regulation of loans to and direct investment in entities in the Chinese mainland by offshore holding companies and governmental control of currency conversion may delay or prevent us from making loans or additional capital contributions to our subsidiaries in the Chinese mainland and the VIE, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

The following table sets forth a summary of our cash flows for the periods presented:

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$

	(in thousands)
Net cash provided by operating activities	3,047,009	3,542,495	4,552,371	650,980
Net cash used in investing activities	(9,938,645)	(2,016,899)	(4,608,212)	(658,966)
Net cash (used in)/provided by financing activities	(417,022)	(1,460,539)	1,654,508	236,592
Effect of exchange rate changes on cash and cash equivalents	29,793	15,074	(46,840)	(6,698)
Net (decrease)/increase in cash and cash equivalents	(7,278,865)	80,131	1,551,827	221,908
Cash and cash equivalents at beginning of the year	9,751,824	2,472,959	2,553,090	365,087
Cash and cash equivalents at end of the year	2,472,959	2,553,090	4,104,917	586,995

Operating activities

Net cash provided by operating activities in 2025 was RMB4.6 billion (US$651.0 million). The difference between this net cash provided by operating activities and net income of RMB2.7 billion (US$384.7 million) in the same period was due to adjustments for non-cash items that primarily include share-based compensation expenses of RMB912.0 million (US$130.4 million), depreciation expenses of property, equipment and software of RMB517.9 million (US$74.1 million), amortization expenses and impairment of intangible assets of RMB151.7 million (US$21.7 million), and amortization of right-of-use assets of RMB145.4 million (US$20.8 million), as well as cash released from a decrease in working capital mainly resulting from an increase of RMB151.1 million (US$21.6 million) in deferred revenue and an increase of RMB177.4 million (US$25.4 million) in other payables and accrued liabilities, partially offset by a decrease of RMB148.1 million (US$21.2 million) in operating lease liabilities.

Net cash provided by operating activities in 2024 was RMB3.5 billion. The difference between this net cash provided by operating activities and net income of RMB1.6 billion in the same period was due to adjustments for non-cash items that primarily include share-based compensation expenses of RMB1.1 billion, depreciation and amortization expenses of long-lived assets of RMB501.9 million, and amortization of right-of-use assets of RMB184.6 million, as well as cash released from a decrease in working capital mainly resulting from an increase of RMB289.5 million in deferred revenue, a decrease of RMB133.8 million in prepayments and other current assets, partially offset by a decrease of RMB180.5 million in operating lease liabilities.

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

Investing activities

Net cash used in investing activities in 2025 was RMB4.6 billion (US$659.0 million), primarily consisting of purchases of time deposits of RMB8.7 billion (US$1.2 billion), purchases of short-term and long-term investments of RMB20.4 billion (US$2.9 billion) and purchases of property, equipment and software of RMB119.1 million (US$17.0 million), partially offset by maturities of time deposits of RMB6.9 billion (US$984.7 million), maturities of short-term and long-term investments of RMB17.7 billion (US$2.5 billion) and disposal of property, equipment and software of RMB50.6 million (US$7.2 million).

Net cash used in investing activities in 2024 was RMB2.0 billion, primarily consisting of purchases of time deposits of RMB6.1 billion, purchases of short-term and long-term investments of RMB10.4 billion and purchases of property, equipment and software of RMB856.0 million, partially offset by maturities of time deposits of RMB7.6 billion and maturities of short-term and long-term investments of RMB7.9 billion.

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

Financing activities

Net cash provided by financing activities in 2025 was RMB1.7 billion (US$236.6 million), primarily attributable to proceeds from the share offer of RMB2.0 billion (US$286.4 million) and proceeds from the exercise of share-based awards of RMB347.6 million (US$49.7 million), partially offset by proceeds from the payment of dividends of RMB553.0 million (US$79.1 million) and the repurchase of ordinary shares of RMB142.8 million (US$20.4 million).

Net cash used in financing activities in 2024 was RMB1.5 billion, primarily attributable to the repurchase of ordinary shares of RMB1.7 billion, partially offset by proceeds from the exercise of share-based awards of RMB191.3 million.

Net cash used in financing activities in 2023 was RMB417.0 million, primarily attributable to the payment of dividends of RMB562.9 million and the repurchase of ordinary shares of RMB71.8 million, partially offset by proceeds from the exercise of share-based awards of RMB217.7 million.

Capital expenditures

We incurred capital expenditures of RMB955.5 million, RMB856.0 million, and RMB119.1 million (US$17.0 million) in 2023, 2024 and 2025, respectively, which were primarily attributable to the purchases of servers and other electronic equipment. We may continue to incur capital expenditures in the future to meet our business growth.

Material cash requirements

Our material cash requirements as of December 31, 2025 primarily include operating lease obligations. Our operating lease obligations primarily represent our obligations under the lease agreements for our office premises. We intend to fund our existing and future material cash requirements primarily with our existing cash balance and anticipated cash flows from operations.

The following table sets forth our contractual obligations as of December 31, 2025:

		Payment Due by Period
		Less than			More than
	Total	1 year	1–3 years	3–5 years	5 years

	(in RMB thousands)
Operating lease obligations	166,049	95,961	58,453	11,635	—

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

Except for those disclosed above, we did not have any significant capital or other commitments, long-term obligations, or guarantees as of December 31, 2025.

Holding Company Structure

KANZHUN LIMITED is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiaries in the Chinese mainland and the VIE in the Chinese mainland. As a result, KANZHUN LIMITED’s ability to pay dividends depends upon dividends paid by our subsidiaries in the Chinese mainland. If our existing subsidiaries in the Chinese mainland or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in the Chinese mainland are permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under laws of the Chinese mainland, each of our subsidiaries in the Chinese mainland and the VIE and its subsidiaries is required to set aside at least 10% of its after-tax profits each year, after making up previous years’ accumulated losses, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of their registered capital. In addition, our wholly foreign-owned subsidiaries in the Chinese mainland and the VIE and its subsidiaries may allocate a portion of its after-tax profits based on PRC accounting standards to a surplus fund at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of the Chinese mainland is subject to examination by the banks designated by the SAFE. Our subsidiaries in the Chinese mainland have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

C.	Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Research and Technology,” and “Item 4. Information on the Company—B. Business Overview—Intellectual Properties.”

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period since January 1, 2026 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

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

Item 6.    Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth information regarding our executive officers and directors.

Directors and Executive Officers	Age	Position/Title
Peng Zhao	55	Chairman of the Board of Directors and Chief Executive Officer
Xu Chen	50	Director and President
Tao Zhang	44	Director and Chief Technology Officer
Xiehua Wang	38	Director and Vice President of Product
Yang Mu	46	Director and Vice President of Human Resources
Haiyang Yu	43	Director
Yonggang Sun	55	Independent Director
Yan Li	55	Independent Director
Hongyu Liu	53	Independent Director

Mr. Peng Zhao is the Founder of our company and has been our chairman of the board and chief executive officer since our inception. He founded our company and has guided our development and growth since then. Mr. Zhao has more than 21 years of experience in the internet industry and more than 27 years of experience in human resources services. He was an investor and took on a senior management role of Quickerbuy Inc., a service e-commerce platform, from 2011 to 2013. From May 2005 to July 2010, Mr. Zhao was at Zhaopin Ltd., an online recruitment platform, where he eventually became chief executive officer. From July 1994 to May 2005, Mr. Zhao devoted his time to youth development research and volunteer projects in social organizations and took on various roles in those organizations including the China Youth Volunteers Association. Mr. Zhao received his bachelor’s degree in law from Peking University in 1994.

Mr. Xu Chen has served as our director since May 2021. Mr. Chen served as our Chief Marketing Officer from December 2016 to August 2025, during which he was in charge of the marketing, platform operation and public relations functions of our Group. In August 2025, Mr. Chen was appointed as the President of the Company. Mr. Chen has over 25 years of experience in marketing in the Greater China region. Prior to joining us, Mr. Chen was the vice president at Jiuxianwang, a China-based e-commerce company, from November 2015 to November 2016. Mr. Chen received his bachelor’s degree from Beijing Wuzi University.

Mr. Tao Zhang has served as our director since May 2021. Mr. Zhang has served as our Chief Technology Officer since our inception and is in charge of our research and development and IT infrastructure of our Group. Mr. Zhang has over 19 years of experience in the software engineering and internet industry. Prior to joining us, Mr. Zhang served in various companies, including group companies of IBM, Renren Inc., a China-based social media platform, and Baidu Inc., one of the leading Chinese language Internet search service providers. Mr. Zhang received his bachelor’s degree from Beijing Information Engineering College (which was merged with Beijing Institute of Machinery and renamed Beijing Information Science and Technology University in 2008) and master’s degree from Beihang University.

Ms. Xiehua Wang has served as our director since April 2022. Ms. Wang currently serves as our vice president of product. She has over 13 years of experience in product management in internet companies. Prior to joining us, Ms. Wang was a senior product manager of Lianjia (currently known as KE Holdings Inc.), a leading housing transactions and services platform in China. Ms. Wang worked at a group company of Baidu Inc. from June 2013 to April 2016, with her last position being the senior product designer, and worked at a group company of Renren Inc. from July 2012 to May 2013. Ms. Wang received her bachelor’s and master’s degrees from Communication University of China.

Ms. Yang Mu has served as our director since December 2025. Ms. Mu currently serves as our Vice President of Human Resources. She has been responsible for overseeing the human resources functions of the Company since May 2016. Prior to joining us, Ms. Mu accumulated nearly a decade of management experience in human resources-related roles. She holds a bachelor’s degree from Peking University and a master’s degree from City University of Hong Kong.

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

Mr. Yan Li has served as our independent director since October 2023. Mr. Li is a seasoned strategic expert with over 22 years of experience in management services, which span across various business sectors, including intellectual property rights protection and technology development. Mr. Li currently serves as the general manager of Metis IP, a company which provides intellectual property rights related services. Prior to joining Metis IP, Mr. Li was formerly the director and general manager of Beijing Runqian Information System Technology Co., Ltd., a PRC-based technology and software development company, from January 2006 to January 2016. Prior to that, Mr. Li was the division general manager of China International Electronic Commerce Center, a China-based nationwide provider of e-commerce services and infrastructure, from November 2000 to June 2002. Mr. Li received his bachelor’s degree in science from Peking University in June 1994.

Ms. Hongyu Liu has served as our independent director since May 2025. Ms. Liu is a financial expert with over 26 years of experience in the financial services industry. Ms. Liu currently serves as a managing director at Intermediate Capital Asia Pacific Limited, where she started her role in 2016. She previously served as a principal at TPG Capital, and held the position of vice president at Lazard China Limited. Her earlier career also includes over seven years at JPMorgan Chase, where she held various roles in the United States and Hong Kong, with her last position being a vice president. Ms. Liu earned a Bachelor of Arts degree in finance from Renmin University of China, a Master of Arts in Law and Diplomacy from The Fletcher School of Tufts University, and an MBA from Tuck School of Business at Dartmouth College.

B.	Compensation

Compensation of Directors and Executive Officers

In 2025, we paid or accrued an aggregate of approximately RMB60.8 million (US$8.7 million) in cash to our executive directors and executive officers as a group, and an aggregate of RMB1.9 million (US$0.3 million) in cash compensation to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our subsidiaries in the Chinese mainland and the VIE and its subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, maternity insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

Share Incentive Plan 2020

Share Incentive Plan

Our 2020 Share Incentive Plan was adopted in September 2020 and amended and restated in May 2021. The maximum aggregate number of ordinary shares that may be issued under the 2020 Share Incentive Plan is 145,696,410, and it will be increased on the first day of each fiscal year by 1.5% of our total number of issued and outstanding shares on an as-converted basis on the last day of the immediately preceding calendar year; after five of such automatic annual increases, our board of directors will determine the amount of annual increases, if any, to the maximum number of ordinary shares issuable under the 2020 Share Incentive Plan. Our company has undertaken not to grant any further awards pursuant to the 2020 Share incentive Plan after the Listing on the Main Board of the Hong Kong Stock Exchange. As of February 28, 2026, options to purchase a total of 27,315,910 of our Class A ordinary shares and restricted share units to receive a total of 3,299,898 of our Class A ordinary shares were outstanding under the 2020 Share Incentive Plan.

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

Post-IPO Share Scheme

Our Post-IPO Share Scheme was adopted in December 2022. The total number of award shares, being new shares, that may be issued pursuant to all awards to be granted under the Post-IPO Share Scheme is such number of Class A ordinary shares being 10% of the shares in issue on the listing date on the Hong Kong Stock Exchange and rounded down to the nearest integer; and the total number of existing Class A shares in issue that may be transferred as award shares underlying a grant pursuant to the Post-IPO Share Scheme is such number of Class A ordinary shares being 3% of the shares in issue on the listing date on the Hong Kong Stock Exchange and rounded down to the nearest integer. As of February 28, 2026, options to purchase a total of 120,000 of our Class A ordinary shares and share awards in the form of restricted share units to receive a total of 23,542,130 of our Class A ordinary shares were outstanding under the Post-IPO Share Scheme.

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

The following table summarizes, as of February 28, 2026, the number of ordinary shares underlying outstanding options and restricted share units we granted to our directors and executive officers.

	Ordinary Shares
	Underlying Outstanding
	Options and
	Restricted	Exercise Price
Name	Share Units	(US$/Share)	Date of Grant	Date of Expiration
Xu Chen	1,526,072	-~3.0807	August 1, 2018 to December 3, 2022	August 1, 2028 to December 3, 2032
Tao Zhang	427,382	-~3.0807	October 16, 2020 to March 27, 2023	October 16, 2030 to March 27, 2033
Xiehua Wang	433,634	-~3.0807	February 27, 2020 to June 15, 2022	February 27, 2030 to June 15, 2032
Yang Mu	535,650	-~5.33	June 1, 2021 to September 16, 2025	June 1, 2031 to September 16, 2035
Yonggang Sun	12,636	-~0.0001	July 10, 2021 to June 15, 2025	July 10, 2031 to June 15, 2035
Yan Li	4,212	—	December 15, 2025	December 15, 2035
Hongyu Liu	4,212	—	June 15, 2025	June 15, 2035
All directors and executive officers as a group	2,943,798	—

As of February 28, 2026, our consultants and employees other than directors and executive officers hold options and restricted share units to purchase 51,334,140 Class A ordinary shares. The weighted average exercise price for the options granted to our consultants and employees other than directors and executive officers as of February 28, 2026 was US$3.1985 per share.

C.	Board Practices

Board of Directors

Our board of directors consists of nine directors. A director is not required to hold any shares in our company by way of qualification. A director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with our company is required to declare the nature of his or her interest at a meeting of our directors. Subject to the Nasdaq Stock Market Rules, the Hong Kong Listing Rules, and disqualification by the chairperson of the relevant board meeting, a director may vote with respect to any contract or transaction, or proposed contract or transaction notwithstanding that he or she may be interested therein, and if he or she does so his or her vote shall be counted and he or she may be counted in the quorum at any meeting of our directors at which any such contract or transaction or proposed contract or transaction is considered. Our directors may exercise all the powers of our company to raise or borrow money, and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof, and to issue debentures or other securities whenever money is borrowed or as security for any debt, liability or obligation of our company or of any third-party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service. We ask all of our directors to complete self-assessment forms to assess the performance of the board of directors as a group.

Committees of the Board of Directors

We have established four committees under the board of directors: an audit committee, a compensation committee, a nomination committee and a corporate governance committee. We have adopted a charter for each of the four committees. Each committee’s members and functions are described below.

Audit Committee

Our audit committee consists of Hongyu Liu, Yonggang Sun and Yan Li. Hongyu Liu is the chairperson of our audit committee. We have determined that Hongyu Liu, Yonggang Sun and Yan Li satisfy the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules and Rule 10A-3 under the Exchange Act. We have determined that Hongyu Liu qualifies as an “audit committee financial expert.” Our audit committee is also in compliance with Rule 3.21 of the Hong Kong Listing Rules and the Corporate Governance Code set out in Appendix C1 to the Hong Kong Listing Rules. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee

Our compensation committee consists of Yonggang Sun, Yan Li and Peng Zhao. Yonggang Sun is the chairperson of our compensation committee. We have determined that Yonggang Sun and Yan Li satisfy the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules. Our compensation committee is also in compliance with Rule 3.25 of the Hong Kong Listing Rules and the Corporate Governance Code set out in Appendix C1 to the Hong Kong Listing Rules. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

Nomination Committee

Our nomination committee consists of Yan Li, Yonggang Sun, Hongyu Liu and Peng Zhao. Yan Li is the chairperson of our nomination committee. We have determined that Yan Li, Yonggang Sun and Hongyu Liu satisfy the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules. Our nomination committee is also in compliance with Rule 3.27A of the Hong Kong Listing Rules, the requirements in respect of nomination committees in the Corporate Governance Code set out in Appendix C1 to the Hong Kong Listing Rules and Chapter 8A of the Hong Kong Listing Rules. The nomination committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nomination committee is responsible for, among other things:

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

Corporate Governance Committee

Our corporate governance committee consists of Yan Li, Yonggang Sun and Hongyu Liu. Yan Li is the chairperson of our corporate governance committee. We have determined that Yan Li, Yonggang Sun and Hongyu Liu satisfy the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules. Our corporate governance committee is also in compliance with the requirements in the Corporate Governance Code set out in Appendix C1 to the Hong Kong Listing Rules and Chapter 8A of the Hong Kong Listing Rules. The corporate governance committee ensures that we are operated and managed for the benefit of all shareholders and to ensure our company’s compliance with the Nasdaq Stock Market Rules and Hong Kong Listing Rules and safeguards relating to our weighted voting rights structures, and develop and recommend to the board a set of corporate governance guideline. The corporate governance committee is responsible for, among other things:

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

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

●	convening shareholders’ annual and extraordinary general meetings and reporting its work to shareholders at such meetings, and as a Cayman Islands exempted company, we are not required to hold annual elections of directors;
●	declaring dividends and distributions;
●	appointing officers and determining the term of the officers;
●	exercising the borrowing powers of our company and mortgaging the property of our company; and
●	approving the transfer of shares in our company, including the registration of such shares in our register of members.

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

Our officers are appointed by and serve at the discretion of the board of directors, and may be removed by our board of directors.

Board Diversity Matrix

Board Diversity Matrix (As of February 28, 2026)
Country of Principal Executive Offices	PRC
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	9

	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	3	6	—	—
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction			—
LGBTQ+			—
Did Not Disclose Demographic Background			—

D.	Employees

We had a total of 4,884, 5,688 and 5,346 full-time employees as of December 31, 2025, 2024 and 2023, respectively. Most of the employees are located in the Chinese mainland. The following table sets forth the number of our full-time employees as of December 31, 2025, by function:

Function	Number
Sales and marketing	2,663
Research and development	1,131
Operations	722
General administration	368
Total	4,884

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

Under laws of the Chinese mainland, we participate in various employee social security plans that are organized by municipal and provincial governments for our Chinese mainland-based employees, including pension insurance, unemployment insurance, maternity insurance, work-related injury insurance, medical insurance and housing provident fund. We are required under laws of the Chinese mainland to make contributions to employee benefit plans occasionally for our Chinese mainland-based employees at specified percentages of their salaries, bonuses and certain allowances of such employees, up to a maximum amount specified by local governments in the Chinese mainland. We are committed to the education, recruitment, development and advancement our team members. In addition to regular on-the-job training, we have established a comprehensive system for employee development, covering leadership, technology, regulatory, and others. Our comprehensive training program includes corporate culture, employee rights and responsibilities, team building, professional behavior, job performance, management skills, leadership, and administrative decision-making.

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

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares on an as-converted basis as of February 28, 2026 by:

●	each of our directors and executive officers; and
●	each of our principal shareholders who beneficially own 5% or more of our total issued and outstanding shares.

The calculations in the table below are based on 799,085,005 Class A ordinary shares and 126,526,401 Class B ordinary shares issued and outstanding as of February 28, 2026.

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

	Ordinary Shares Beneficially Owned
			Total
			ordinary		% of
	Class A	Class B	shares on an		aggregate
	ordinary	ordinary	as converted		voting
	Shares	Shares	basis	%	power
Directors and Officers*:
Peng Zhao(1)	1,280,000	126,526,401	127,806,401	13.8	61.4
Xu Chen	1,758,576	—	1,758,576	0.2	0.1
Tao Zhang	1,561,248	—	1,561,248	0.2	0.1
Xiehua Wang	768,234	—	768,234	0.1	0.0
Yang Mu	119,914	—	119,914	0.0	0.0
Haiyang Yu	—	—	—	—	—
Yonggang Sun	17,532	—	17,532	0.0	0.0
Yan Li	12,636	—	12,636	0.0	0.0
Hongyu Liu	4,212	—	4,212	0.0	0.0
All directors and officers as a group	5,522,352	126,526,401	132,048,753	14.3	61.6
Principal Shareholders:
Techwolf Limited(1)	1,280,000	126,526,401	127,806,401	13.8	61.4
Capital World Investors(2)	58,253,322	—	58,253,322	6.3	2.8
Image Frame Investment (HK) Limited(3)	54,972,151	—	54,972,151	5.9	2.7

Notes:

*

Except as indicated otherwise below, the business address of our directors and executive officers is 21/F, GrandyVic Building, Taiyanggong Middle Road, Chaoyang District, Beijing 100028, People’s Republic of China.

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

(1)	Represents 1,280,000 Class A ordinary shares and 126,526,401 Class B ordinary shares held by Techwolf Limited, a British Virgin Islands company. The entire interest in Techwolf Limited is held by a trust established by Mr. Peng Zhao as the settlor for the benefit of Mr. Zhao and his family. The registered office address of Techwolf Limited is Start Chambers, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands.

(2)	Represents 58,253,322 Class A ordinary shares held by Capital World Investors, a division of Capital Research and Management Company and its investment management subsidiaries and affiliates. The address of the principal business office of Capital World Investors is 333 South Hope Street, 55th Floor, Los Angeles, California 90071. Information regarding beneficial ownership is reported as of December 31, 2025, based on the information contained in the Schedule 13G/A filed by Capital World Investors with the SEC on February 13, 2026.
(3)	Represents 54,972,151 Class A ordinary shares held by Image Frame Investment (HK) Limited, a company incorporated in Hong Kong. Image Frame Investment (HK) Limited is a subsidiary of Tencent Holdings Limited, or Tencent, a public company listed on the Hong Kong Stock Exchange (HKSE: 0700). The registered address of Image Frame Investment (HK) Limited and Tencent Holding Limited is Level 29, Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong. Information regarding beneficial ownership is reported as of January 7, 2026, based on the information contained in the form of disclosure of interests filed by Tencent Holdings Limited with the Hong Kong Stock Exchange on January 12, 2026.

To our knowledge, as of February 28, 2026, an aggregate of 758,458,959 of our ordinary shares are held by record holders in the United States (including an aggregate of 758,458,958 ordinary shares held by Citibank, N.A., the depositary of our ADS program). We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

F.	Disclosure of a registrant’s action to recover erroneously awarded compensation.

Not applicable.

Item 7.    Major Shareholders and Related Party Transactions

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

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—B. Compensation.”

Share Incentive Plans

See “Item 6. Directors, Senior Management and Employees—B. Compensation.”

Other Related Party Transactions

Transactions with Tencent affiliates.

Tencent Holdings Limited is one of our major beneficial owners. We purchase cloud services, online payment platform clearing services and other services from companies under the control of Tencent Holdings Limited. For the years ended December 31, 2023, 2024 and 2025, the expenses we incurred for such services amounted to RMB28.6 million, RMB21.0 million and RMB25.8 million (US$3.7 million), respectively.

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

We and certain of our officers and directors were named as defendants in a putative securities class action filed on July 12, 2021 in the U.S. District Court for the District of New Jersey, captioned Bell v. Kanzhun Limited et al, No. 2:21-cv-13543. On March 4, 2022, the plaintiffs filed an amended complaint, purportedly brought on behalf of a class of persons who allegedly suffered damages as a result of their trading in our securities between June 11, 2021 and July 2, 2021. The action alleges that we made false and misleading statements regarding our business, operations and compliance practices in violation of Sections 10(b) and 20(a) of the U.S. Securities Exchange Act of 1934, and Rule 10b-5 promulgated thereunder. Briefing on our motion to dismiss was completed in July 2022. In September 2022, with the aid of a mediator, the parties reached a tentative agreement in principle to settle the case. On November 10, 2022, the court granted preliminary approval of the parties’ settlement agreement, pursuant to which, without any admission or finding of any wrongdoing on the part of any of the defendants, the parties agreed that, in consideration of Kanzhun’s payment of US$2.25 million, all actual and potential claims and causes of action that have been or could have been alleged against Kanzhun and the individual defendants (including the individuals mentioned above) are resolved and discharged and precluded from being raised again in any future action. On April 5, 2023, after holding a fairness hearing, the court granted final approval of the settlement and terminated the case.

Dividend Policy

In November 2023, our board of directors approved a special cash dividend in the amount of US$0.09 per Class A ordinary share, or US$0.18 per ADS. The aggregate amount of the dividend was approximately US$79.2 million.

In August 2025, our board of directors approved an annual dividend policy, pursuant to which our board of directors intends to declare and distribute a dividend each year in accordance with our memorandum and articles of association and applicable laws and regulations. Under this policy, the determination to make dividend distributions and the amount of such distributions in any particular annual period will be made at the discretion of our board of directors upon review of our operations and earnings, cash flow, financial condition and other relevant factors. In addition, our board of directors has approved an annual cash dividend of US$0.084 per Class A ordinary share, or US$0.168 per ADS, under this policy. The aggregate amount of the dividend was approximately US$77.9 million.

Under this policy, and subject to our board of directors’ final determination and the prevailing market conditions, we currently expect that for each of the next three years starting from 2026, to allocate no less than 50% of the Company’s adjusted net income (a non-GAAP financial measure) of the preceding fiscal year for distribution of dividend and share repurchases.

Our board of directors may adjust our dividend policy, as well as our share repurchase plan, at its discretion based on various factors, including our financial performance, capital requirements, the market conditions, among others, and will provide timely update to our shareholders as and when appropriate in accordance with applicable laws and regulations.

Despite having an annual dividend policy in place, all dividends are still subject to restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium account, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business immediately following the date on which the dividend is proposed to be paid. We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries in the Chinese mainland for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our subsidiaries in the Chinese mainland to pay dividends to us. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Dividend Distributions.”

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

Inspection of Books and Records. Save that any register of members held in Hong Kong shall during normal business hours be open to inspection by a shareholder without charge and any other person on payment of a fee of such amount not exceeding the maximum amount as may from time to time be permitted under the Hong Kong Listing Rules as our Board may determine for each inspection, holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (save for our memorandum and articles of association, our register of mortgages and charges and special resolutions of our shareholders). Under Cayman Islands law, the names of our current directors can be obtained from a search conducted at the Registrar of Companies in the Cayman Islands. However, we will provide our shareholders with annual audited financial statements.

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

Indemnification of Directors and Executive Officers and Limitation of Liability. Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our memorandum and articles of association provide that we shall indemnify our officers and directors against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such directors or officer, other than by reason of such person’s dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including, without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

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

PRC Taxation

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the Chinese mainland with a “de facto management body” within the Chinese mainland is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, production, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a Chinese mainland -controlled enterprise that is incorporated offshore is located in the Chinese mainland. Although this circular only applies to offshore enterprises controlled by Chinese mainland enterprises or Chinese mainland enterprise groups, not those controlled by individuals or foreigners from Chinese mainland, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a Chinese mainland enterprise or a Chinese mainland enterprise group will be regarded as a Chinese mainland tax resident by virtue of having its “de facto management body” in the Chinese mainland only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the Chinese mainland; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the Chinese mainland; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions are located or maintained in the Chinese mainland; and (iv) at least 50% of the enterprise’s voting board members or senior executives habitually reside in the Chinese mainland.

We believe that KANZHUN LIMITED is not a Chinese mainland resident enterprise for Chinese mainland tax purposes. KANZHUN LIMITED is a company incorporated outside of Chinese mainland. KANZHUN LIMITED is not controlled by a Chinese mainland enterprise or Chinese mainland enterprise group, and we do not believe that KANZHUN LIMITED meets all of the conditions above. For the same reasons, we believe our other entities outside of the Chinese mainland are not Chinese mainland resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the Chinese mainland tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the Chinese mainland government will ultimately take a view that is consistent with us.

If the PRC tax authorities determine that KANZHUN LIMITED is a Chinese mainland resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of the ADSs. In addition, non-resident enterprise shareholders (including the ADS holders) may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the Chinese mainland. It is unclear whether our non-Chinese mainland individual shareholders (including the ADS holders) would be subject to any PRC tax on dividends or gains obtained by such non-Chinese mainland individual shareholders in the event we are determined to be a Chinese mainland resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20%. Any PRC tax imposed on dividends or gains may be subject to a reduction if a reduced rate is available under an applicable tax treaty. It is also unclear whether non-Chinese mainland shareholders of KANZHUN LIMITED would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that KANZHUN LIMITED is treated as a Chinese mainland resident enterprise.

Provided that our Cayman Islands holding company, KANZHUN LIMITED, is not deemed to be a Chinese mainland resident enterprise, holders of the ADSs and ordinary shares who are not Chinese mainland residents will not be subject to PRC income tax on dividends distributed by us or gains realized from the sale or other disposition of our ordinary shares or ADSs. However, under SAT Bulletin 7 and SAT Bulletin 37, where a non-resident enterprise conducts an “indirect transfer” by transferring taxable assets, including, in particular, equity interests in a Chinese mainland resident enterprise, indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, or the transferee or the Chinese mainland entity which directly owned such taxable assets may report such indirect transfer to the tax authorities. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to Chinese mainland enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a Chinese mainland resident enterprise. We and our non-Chinese mainland resident investors may be at risk of being required to file a return and being taxed under SAT Bulletin 7 and SAT Bulletin 37, and we may be required to expend valuable resources to comply with SAT Bulletin 7 and SAT Bulletin 37, or to establish that we should not be taxed under these bulletins. See “Item 3. Key Information—Risk Factors—Risks Relating to Doing Business in China—We face uncertainty with respect to indirect transfers of equity interests in the Chinese mainland resident enterprises by their non-Chinese mainland holding companies.”

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs or ordinary shares by a U.S. Holder (as defined below) that holds our ADSs as “capital assets” (generally, property held for investment) under Section 1221 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect, and there can be no assurance that the Internal Revenue Service (the “IRS”) or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift or other non-income tax considerations, minimum tax, the Medicare tax on certain net investment income, or any state, local or non-U.S. tax considerations, relating to the ownership or disposition of our ADSs or ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations, such as:

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

Assuming that we are the owner of the VIE for U.S. federal income tax purposes, we do not believe that we were a PFIC for the taxable year ended December 31, 2025 and do not expect to be a PFIC for the current taxable year or the foreseeable future. While we do not expect to be or become a PFIC, no assurance can be given in this regard because the determination of whether we will be or become a PFIC for any taxable year is a fact intensive determination made annually that depends, in part, upon the composition and classification of our income and assets. Fluctuations in the market price of our Class A ordinary shares and ADSs may cause us to be or become classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of our Class A ordinary shares and ADSs from time to time (which may be volatile). If our market capitalization subsequently declines, we may be or become classified as a PFIC for the current taxable year or future taxable years. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where revenues from activities that produce passive income significantly increase relative to our revenues from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of being or becoming classified as a PFIC may substantially increase.

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

Dividends

Any cash distributions (including the amount of any PRC tax withheld) paid on our ADSs or ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, the full amount of any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. Dividends received on our ADSs or ordinary shares will not be eligible for the dividends received deduction generally allowed to corporations. Dividends received by individuals and certain other non-corporate U.S. Holders may be subject to tax at the lower capital gain tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) our ADSs or ordinary shares on which the dividends are paid are readily tradeable on an established securities market in the United States, or, in the event that we are deemed to be a Chinese mainland resident enterprise under the PRC tax law, we are eligible for the benefits of the United States-PRC income tax treaty (the “Treaty”), (2) we are neither a PFIC nor treated as such with respect to such a U.S. Holder for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period requirements are met. Our ADSs (but not our ordinary shares) are listed on the Nasdaq Global Select Market and should qualify as readily tradeable on an established securities market in the United States, although there can be no assurance in this regard.

In the event that we are deemed to be a Chinese mainland resident enterprise under the PRC Enterprise Income Tax Law, we may be eligible for the benefits of the Treaty. If we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such shares are represented by the ADSs, would be eligible for the reduced rate of taxation described in the preceding paragraph.

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

Sale or other disposition

A U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of our ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or ordinary shares. Any capital gain or loss will be long-term if the ADSs or ordinary shares have been held for more than one year and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes, which may limit the ability to receive a foreign tax credit. Long-term capital gain of individuals and certain other non-corporate U.S. Holders will generally be eligible for a reduced rate of taxation. The deductibility of a capital loss may be subject to limitations. In the event that gain from the disposition of the ADSs or ordinary shares is subject to tax in the Chinese mainland, a U.S. Holder that is eligible for the benefits of the Treaty may treat such gain as Chinese mainland-source gain under the Treaty. Pursuant to the Treasury Regulations (the applicability of which has been postponed until further guidance is issued), if a U.S. Holder is not eligible for the benefits of the Treaty or does not elect to apply the Treaty, then such U.S. Holder may not be able to claim a foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or ordinary shares. The rules regarding foreign tax credits and deduction of foreign taxes are complex. U.S. Holders should consult their tax advisors regarding the availability of a foreign tax credit or deduction in light of their particular circumstances, including their eligibility for benefits under the Treaty and the potential impact of the Treasury Regulations.

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

We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers, and are required to file reports and other information with the SEC. Specifically, we are required to file annually an annual report on Form 20-F within four months after the end of each fiscal year, which is December 31. All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act and our officers and directors are exempt from the short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

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

Not applicable.

J.Annual Report to Securities Holders

As an issuer listed on the Hong Kong Stock Exchange, we are required to publish an annual report for the fiscal year ended December 31, 2025, which we plan to furnish as an exhibit to a current report on Form 6-K via EDGAR to be filed on the same date of this annual report on Form 20-F. The information contained is not incorporated by reference into and should not be considered a part of this annual report.

Item 11.   Quantitative and Qualitative Disclosures about Market Risk

Foreign exchange risk

Substantially all of our revenues and the majority of our expenses are denominated in RMB. We have not used any derivative financial instruments to hedge exposure to foreign currency exchange risk arising from the U.S. dollar-denominated cash and cash equivalents, short-term time deposits and short-term investments. However, we monitor this risk by periodically reviewing foreign currency exchange rates and will consider hedging significant foreign currency exposure should the need arise. Although our exposure to foreign exchange risks should be limited in general, the value of your investment in the ADSs will be affected by the exchange rate between U.S. dollar and RMB because the value of our business is effectively denominated in RMB, while the ADSs will be traded in U.S. dollars.

The conversion of RMB into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.

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

As of December 31, 2025, we had RMB-denominated cash and cash equivalents, short-term time deposits and short-term investments of RMB10.8 billion, and U.S. dollar-denominated cash and cash equivalents, short-term time deposits and short-term investments of US$1.3 billion. Assuming we had converted RMB10.8 billion into U.S. dollars at the exchange rate of RMB6.9931 for US$1.00 as of the end of 2025, our U.S. dollar cash balance would have been US$2.8 billion. If the RMB had depreciated by 10% against the U.S. dollar, our U.S. dollar cash balance would have been US$2.7 billion instead. Assuming we had converted US$1.3 billion into RMB at the exchange rate of RMB6.9931 for US$1.00 as of the end of 2025, our RMB cash balance would have been RMB19.9 billion. If the RMB had appreciated by 10% against the U.S. dollar, our RMB cash balance would have been RMB19.0 billion instead.

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

●
Conversion of ADSs of one series for ADSs of another series (e.g., upon conversion of Partial Entitlement ADSs for Full Entitlement ADSs, or upon conversion of Restricted ADSs (each as defined in the deposit agreement) into freely transferable ADSs, and vice versa)
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

For the period from June 10, 2021, the date that the registration statement was declared effective by the SEC, to December 31, 2025, we have not used any of the net proceeds. There is no material change in the use of proceeds as described in the registration statement. We still intend to use the proceeds from our initial public offering in the manner disclosed in our registration statement on Form F-1.

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

Based upon that evaluation, our management has concluded that, as of December 31, 2025, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management including our chief executive officer and chief financial officer assessed the effectiveness of internal control over financial reporting as of December 31, 2025 using the criteria set forth in the report “Internal Control—Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2025.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm, PricewaterhouseCoopers Zhong Tian LLP, has audited the effectiveness of our company’s internal control over financial reporting as of December 31, 2025, as stated in its report, which appears on page F-2 of this annual report on Form 20-F.

Item 16.

Item 16A.  Audit Committee Financial Expert

Our board of directors has determined that Hongyu Liu, a member of our audit committee and an independent director (under the standards set forth in Rule 5605(c)(2) of the Nasdaq Stock Market Rules and Rule 10A-3 under the Securities Exchange Act of 1934), is an audit committee financial expert.

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

Item 16C.  Principal Accountant Fees and Services

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

	For the Year Ended December 31,
	2024	2025
	RMB	RMB	US$

	(in thousands)
Audit fees(1)	12,442	13,568	1,940
All other fees(2)	377	—	—

Notes:

(1)	“Audit fees” mainly represents the aggregate fees billed for professional services rendered by our principal external auditors for the audit of our annual financial statements and internal controls over financial reporting and the review of our interim financial information.
(2)	“All other fees” represents the aggregate fees billed for professional services other than those reported under “Audit fees” rendered by our principal external auditors and its affiliates.

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

Item 16E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In March 2024, our board of directors authorized a share repurchase program effective from March 20, 2024 for a 12-month period, under which we may repurchase up to US$200 million of our shares (including in the form of ADSs).

In August 2024, our board of directors authorized a share repurchase program, or the New Share Repurchase Program, effective from August 29, 2024 for a 12-month period, under which we may repurchase up to US$150 million of our shares (including in the form of ADSs). This Share Repurchase Program operates in conjunction with the previous share repurchase program that became effective on March 20, 2024. In August 2025, our board of directors approved amendments to this share repurchase program, extending the program for a 12-month period through August 2026 and authorizing repurchases of up to US$250 million of our shares during the extended period. In March 2026, our board of directors approved amendments to this share repurchase program, extending the program for a 12-month period through August 2027 and authorizing repurchases of up to US$400 million of our shares during the extended period.

The table below is a summary of our repurchases in 2025, which were all conducted in the open market pursuant to the share repurchase programs adopted by us.

				Approximate
				Dollar
				Value of ADSs
	Total	Average	Total Number of	that
	Number	Price	ADSs Purchased as Part	May Yet to Be
	of ADSs	Paid Per	of the Publicly	Purchased Under
Period	Purchased	ADS	Announced Plans	the Plans
December 1-December 31, 2025	508,748	19.95	508,748	239,840,736
Total	508,748	19.95	508,748	239,840,736

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

Item 16J.  Insider Trading Policies

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

Item 16K.  Cybersecurity

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

Internal governance

Board’s role. Our board of directors acknowledges cybersecurity risk as a strategic concern vital to our operational continuity. Our board of directors incorporated cybersecurity awareness into our decision-making process and established a protocol for our management to report cybersecurity risks to the board of directors. Our board of directors delegates the primary responsibility for overseeing cybersecurity risks to our chairman of the board of directors, with our management responsible for the day-to-day management of cybersecurity risks. Our chairman of the board of directors receives quarterly updates from our management on the latest information regarding the management of our cybersecurity, and our board of directors will receive regular updates on relevant topics. In order to perform its supervisory duties, our board of directors, in particular our chairman of the board of directors who is responsible for receiving reports from our management on cybersecurity risks, proactively learns about cybersecurity expertise, and keeps itself up-to-date with changing laws, regulations and regulatory requirements. In addition, our board of directors pays close attention to the requirements imposed by regulatory authorities regarding the disclosure of information on cybersecurity of listed companies, promptly approves our internal disclosure control policy as updated in accordance with the regulatory requirements in a timely manner and maintains supervision over the disclosure of the cybersecurity-related sections of our periodic reports.

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

Our core management member responsible for assessing and managing the risks associated with significant cybersecurity threats is Mr. Tao Zhang, our executive director and Chief Technology Officer. Mr. Zhang has served as our Chief Technology Officer since our inception, and is in charge of the research and development and information technology infrastructure of our Group. Mr. Zhang led the establishment of our cybersecurity operations team in 2017 and has been directly managing our cybersecurity operations team since then. Mr. Zhang has ample experience in cybersecurity management. He has over 19 years of experience in the software engineering and internet industry. Mr. Zhang received his bachelor’s degree from Beijing Information Engineering College (which was merged with Beijing Institute of Machinery and renamed Beijing Information Science and Technology University in 2008) and master’s degree from Beihang University.

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

4.3

Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated hereby reference to Exhibit 10.2 to the registration statement on Form F-1(File No. 333-256391), as amended, initially filed with the Securities and Exchange Commission on May 21, 2021)

4.4

Form of Employment Agreement between the Registrant and its executive officers (incorporated hereby reference to Exhibit 10.3 to the registration statement on Form F-1(File No. 333-256391), as amended, initially filed with the Securities and Exchange Commission on May 21, 2021)

4.5

English translation of the executed form of the Powers of Attorney respectively granted by each shareholders of the VIE dated January 1, 2024 and as currently in effect (incorporated hereby reference to Exhibit 4.5 to the annual report on Form 20-F (File No. 001-40460) filed with the Securities and Exchange Commission on April 29, 2024)

4.6

English translation of the Equity Pledge Agreement among our WFOE, the VIE and shareholders of the VIE dated January 1, 2024 (incorporated hereby reference to Exhibit 4.6 to the annual report on Form 20-F (File No. 001-40460) filed with the Securities and Exchange Commission on April 29, 2024)

4.7

English translation of the Exclusive Technology and Service Co-operation Agreement among our WFOE, the VIE and shareholders of the VIE dated January 1, 2024 (incorporated hereby reference to Exhibit 4.7 to the annual report on Form 20-F (File No. 001-40460) filed with the Securities and Exchange Commission on April 29, 2024)

4.8

English translation of the Exclusive Purchase Option Agreement among our WFOE, the VIE and shareholders of the VIE dated January 1, 2024 (incorporated hereby reference to Exhibit 4.8 to the annual report on Form 20-F (File No. 001-40460) filed with the Securities and Exchange Commission on April 29, 2024)

4.9

English translation of executed form of the Spousal Consent Letter respectively granted by the spouse of each individual shareholder of the VIE, dated January 1, 2024 and as currently in effect, and a schedule of all executed Spousal Consent Letters adopting the same form (incorporated hereby reference to Exhibit 4.9 to the annual report on Form 20-F (File No. 001-40460) filed with the Securities and Exchange Commission on April 29, 2024)

8.1

List of Significant Subsidiaries and VIE of the Registrant (incorporated hereby reference to Exhibit 8.1 to the annual report on Form 20-F (File No. 001-40460) filed with the Securities and Exchange Commission on April 29, 2024)

11.1

Code of Business Conduct and Ethics of the Registrant (incorporated hereby reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-256391), as amended, initially filed with the Securities and Exchange Commission on May 21, 2021)

11.2

Amended and Restated Statement of Policies Governing Material, Non-Public Information and the Prevention of Insider Trading of the Registrant (incorporated hereby reference to Exhibit 11.2 to the annual report on Form 20-F (File No. 001-40460) filed with the Securities and Exchange Commission on April 10, 2025)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm

Exhibit Number	Description of Document

15.2*	Consent of Tian Yuan Law Firm

15.3*	Consent of Maples and Calder (Hong Kong) LLP

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

Date: April 29, 2026

KANZHUN LIMITED

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of KANZHUN LIMITED

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of KANZHUN LIMITED and its subsidiaries (the “Company”) as of December 31, 2025 and 2024, and the related consolidated statements of comprehensive income, of cash flows and of changes in shareholders’ equity for each of the three years in the period ended December 31, 2025, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Revenue recognition for online recruitment services to enterprise customers

As described in Notes 2(p) and 12 to the consolidated financial statements, revenues derived from online recruitment services to enterprise customers were RMB8,192.7 million for the year ended December 31, 2025. Revenues derived from online recruitment services to enterprise customers are recognized when or as control of services is transferred to a customer. Depending on the terms of the contract, the control of services may be transferred at a point in time or over time.

The principal consideration for our determination that performing procedures relating to revenue recognition for online recruitment services to enterprise customers is a critical audit matter is a high degree of auditor effort in performing procedures and evaluating audit evidence related to the Company’s revenue recognition for online recruitment services to enterprise customers.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the revenue recognition process. These procedures also included, among others, (i) reading contracts with customers and evaluating the appropriateness of the revenue recognition policies adopted by management; (ii) testing revenue transactions by obtaining and inspecting contracts with customers, sales orders, evidence of cash receipts from customers, and system records for online recruitment services provided, on a test basis; and (iii) recalculating revenue recognized for each type of online recruitment services selected.

/s/ PricewaterhouseCoopers Zhong Tian LLP

Shanghai, the People’s Republic of China

April 29, 2026

We have served as the Company’s auditor since 2019.

KANZHUN LIMITED

CONSOLIDATED BALANCE SHEETS

		As of December 31,
	Note	2024	2025
		RMB	RMB	US$
				Note 2(e)
		(In thousands, except share and per share data)
ASSETS
Current assets
Cash and cash equivalents		2,553,090	4,104,917	586,995
Short-term time deposits		5,488,631	6,390,158	913,780
Short-term investments	5	6,639,389	9,450,244	1,351,367
Accounts and notes receivable, net		40,713	33,137	4,739
Inventories		3,042	2,395	342
Amounts due from related parties	17	7,258	9,241	1,321
Prepayments and other current assets	6	368,260	365,205	52,224
Total current assets		15,100,383	20,355,297	2,910,768
Non-current assets
Long-term time deposits		—	782,460	111,890
Long-term investments	5	1,914,530	1,898,178	271,436
Property, equipment and software, net	7	1,733,786	1,245,022	178,036
Right-of-use assets, net	13	302,856	161,452	23,087
Intangible assets, net	8	252,589	100,909	14,430
Goodwill		6,528	6,528	934
Deferred tax assets	14	—	18,168	2,598
Total non-current assets		4,210,289	4,212,717	602,411
Total assets		19,310,672	24,568,014	3,513,179
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	9	110,668	119,966	17,155
Deferred revenue	2(p)	3,084,839	3,235,959	462,736
Other payables and accrued liabilities	10	815,767	921,319	131,747
Operating lease liabilities, current	13	180,782	94,016	13,444
Total current liabilities		4,192,056	4,371,260	625,082
Non-current liabilities
Operating lease liabilities, non-current	13	121,345	64,027	9,156
Deferred tax liabilities	14	34,451	51,689	7,391
Total non-current liabilities		155,796	115,716	16,547
Total liabilities		4,347,852	4,486,976	641,629
Commitments and contingencies	19
Shareholders’ equity	11
Ordinary shares (US$0.0001 par value; 1,800,000,000 Class A ordinary shares and 200,000,000 Class B ordinary shares authorised; 761,663,103 Class A ordinary shares issued and 730,807,661 outstanding, 138,490,401 Class B ordinary shares issued and outstanding as of December 31, 2024; 836,223,103 Class A ordinary shares issued and 800,557,411 outstanding, 130,430,401 Class B ordinary shares issued and outstanding as of December 31, 2025)		571	618	88
Treasury shares (30,855,442 and 35,665,692 shares held as of December 31, 2024 and 2025, respectively)		(1,519,708)	(203,993)	(29,171)
Additional paid-in capital		16,234,535	18,115,108	2,590,426
Statutory reserves		15,051	52,114	7,452
Accumulated other comprehensive income		1,054,562	842,701	120,505
(Accumulated deficit)/Retained earnings		(917,640)	1,224,227	175,062
Total KANZHUN LIMITED shareholders’ equity		14,867,371	20,030,775	2,864,362
Non-controlling interests		95,449	50,263	7,188
Total shareholders’ equity		14,962,820	20,081,038	2,871,550
Total liabilities and shareholders’ equity		19,310,672	24,568,014	3,513,179

The accompanying notes are an integral part of these consolidated financial statements.

KANZHUN LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		For the year ended December 31,
	Note	2023	2024	2025
		RMB	RMB	RMB	US$
					Note 2(e)
		(In thousands, except share and per share data)
Revenues
Online recruitment services to enterprise customers		5,889,101	7,270,026	8,192,714	1,171,543
Others		62,927	85,651	74,804	10,697
Total revenues	12	5,952,028	7,355,677	8,267,518	1,182,240
Operating cost and expenses
Cost of revenues		(1,059,861)	(1,239,712)	(1,235,153)	(176,625)
Sales and marketing expenses		(1,991,226)	(2,073,052)	(1,693,245)	(242,131)
Research and development expenses		(1,543,568)	(1,815,809)	(1,653,601)	(236,462)
General and administrative expenses		(811,787)	(1,093,949)	(1,199,367)	(171,507)
Total operating cost and expenses		(5,406,442)	(6,222,522)	(5,781,366)	(826,725)
Other operating income/(expenses), net		35,385	39,791	(22,051)	(3,153)
Income from operations		580,971	1,172,946	2,464,101	352,362
Interest and investment income, net		606,757	625,282	705,963	100,951
Foreign exchange gain/(loss)		1,088	(68)	11,161	1,596
Other income, net		32,973	34,500	18,987	2,715
Income before income tax expenses		1,221,789	1,832,660	3,200,212	457,624
Income tax expenses	14	(122,571)	(265,634)	(509,745)	(72,893)
Net income		1,099,218	1,567,026	2,690,467	384,731
Net loss attributable to non-controlling interests		9	17,638	44,873	6,417
Net income attributable to ordinary shareholders of KANZHUN LIMITED		1,099,227	1,584,664	2,735,340	391,148
Weighted average number of ordinary shares used in computing net income per share	16
— Basic		870,304,878	881,882,225	901,033,318	901,033,318
— Diluted		902,735,995	909,228,757	926,992,531	926,992,531
Net income per share attributable to ordinary shareholders of KANZHUN LIMITED	16
— Basic		1.26	1.80	3.04	0.43
— Diluted		1.22	1.74	2.95	0.42
Other comprehensive income/(loss), net of tax
Foreign currency translation adjustments		186,976	154,202	(256,618)	(36,696)
Net change in unrealized gains on available-for-sale investments
—Unrealized gains		16,650	1,701	75,653	10,818
—Reclassification of gains to net income		—	—	(31,209)	(4,463)
Unrealized gains on available-for-sale investments, net of reclassification		16,650	1,701	44,444	6,355
Total other comprehensive income/(loss)		203,626	155,903	(212,174)	(30,341)
Total comprehensive income		1,302,844	1,722,929	2,478,293	354,390
Comprehensive loss attributable to non-controlling interests		9	17,487	45,186	6,461
Comprehensive income attributable to ordinary shareholders of KANZHUN LIMITED		1,302,853	1,740,416	2,523,479	360,851

The accompanying notes are an integral part of these consolidated financial statements.

KANZHUN LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
				Note 2(e)
	(In thousands)
Cash flows from operating activities
Net income	1,099,218	1,567,026	2,690,467	384,731
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation	1,056,967	1,143,685	911,987	130,413
Depreciation of property, equipment and software	256,594	468,378	517,915	74,061
Amortization and impairment of intangible assets	2,158	33,504	151,680	21,690
Amortization of right-of-use assets	169,137	184,601	145,416	20,794
Loss from disposal of property, equipment and software	183	649	51,149	7,314
Foreign exchange (gain)/loss	(1,088)	68	(11,161)	(1,596)
Interest and investment income	(288,042)	(11,140)	(47,693)	(6,820)
Deferred income tax expenses/(benefit)	14,083	8,538	(20,932)	(2,993)
Allowance for credit losses	86	793	694	99
Changes in operating assets and liabilities:
Accounts and notes receivable	(7,037)	(17,487)	7,161	1,024
Inventories	—	(3,042)	647	93
Prepayments and other current assets	123,933	133,760	(18,675)	(2,671)
Amounts due from related parties	1,748	(3,249)	(1,983)	(284)
Other non-current assets	—	4,000	—	—
Accounts payable	24,744	(28,677)	(4,735)	(677)
Deferred revenue	733,183	289,505	151,120	21,610
Other payables and accrued liabilities	31,931	(47,933)	177,388	25,366
Operating lease liabilities	(170,789)	(180,484)	(148,074)	(21,174)
Net cash provided by operating activities	3,047,009	3,542,495	4,552,371	650,980
Cash flows from investing activities
Purchases of property, equipment and software	(955,511)	(856,047)	(119,123)	(17,034)
Disposal of property, equipment and software	6,953	120	50,604	7,236
Purchases of time deposits	(9,698,390)	(6,117,060)	(8,704,129)	(1,244,674)
Maturities of time deposits	3,982,982	7,600,176	6,886,007	984,686
Purchases of short-term and long-term investments	(9,563,742)	(10,396,017)	(20,435,985)	(2,922,307)
Maturities of short-term and long-term investments	6,289,129	7,902,150	17,714,414	2,533,127
Payments for business acquisitions, net of cash acquired	(66)	(150,221)	—	—
Net cash used in investing activities	(9,938,645)	(2,016,899)	(4,608,212)	(658,966)
Cash flows from financing activities
Proceeds from exercise of share-based awards	217,712	191,320	347,646	49,713
Proceeds from share offer, net of issuance cost	—	—	2,002,670	286,378
Repurchase of ordinary shares	(71,835)	(1,651,859)	(142,798)	(20,420)
Payments of dividends	(562,899)	—	(553,010)	(79,079)
Net cash (used in)/provided by financing activities	(417,022)	(1,460,539)	1,654,508	236,592
Effect of exchange rate changes on cash and cash equivalents	29,793	15,074	(46,840)	(6,698)
Net (decrease)/increase in cash and cash equivalents	(7,278,865)	80,131	1,551,827	221,908
Cash and cash equivalents at beginning of the year	9,751,824	2,472,959	2,553,090	365,087
Cash and cash equivalents at end of the year	2,472,959	2,553,090	4,104,917	586,995

Supplemental cash flow disclosure
Cash paid for income tax	133,456	306,758	503,952	72,063

Supplemental disclosures of non-cash investing and financing activities
Changes in payables for purchase of property, equipment and software	419,175	(527,372)	14,033	2,007
Changes in consideration payable for share repurchase	113,802	(20,324)	(71,133)	(10,172)

The accompanying notes are an integral part of these consolidated financial statements.

KANZHUN LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

		Attributable to KANZHUN LIMITED
		Ordinary shares
		Number					Accumulated other	(Accumulated		Total
		of shares		Treasury	Additional	Statutory	comprehensive	deficit)/Retained	Non-controlling	shareholders’
	Note	outstanding	Amount	shares	paid-in capital	reserves	income	earnings	interests	equity
			RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
		(In thousands, except share data)
Balance as of January 1, 2023		865,413,376	564	(918,894)	15,450,389	—	695,184	(3,586,480)	—	11,640,763
Net income		—	—	—	—	—	—	1,099,227	(9)	1,099,218
Foreign currency translation adjustments		—	—	—	—	—	186,976	—	—	186,976
Unrealized gains on available-for-sale investments		—	—	—	—	—	16,650	—	—	16,650
Share-based compensation		—	—	—	1,056,967	—	—	—	—	1,056,967
Exercise of share options and vesting of restricted share units (“RSUs”)		17,920,314	—	623,862	(442,294)	—	—	—	—	181,568
Repurchase of ordinary shares	11	(3,530,912)	—	(184,698)	—	—	—	—	—	(184,698)
Cash dividends declared	11	—	—	—	(568,251)	—	—	—	—	(568,251)
Appropriation to statutory reserves		—	—	—	—	5,000	—	(5,000)	—	—
Balance as of December 31, 2023		879,802,778	564	(479,730)	15,496,811	5,000	898,810	(2,492,253)	(9)	13,429,193
Net income		—	—	—	—	—	—	1,584,664	(17,638)	1,567,026
Foreign currency translation adjustments		—	—	—	—	—	154,051	—	151	154,202
Unrealized gains on available-for-sale investments		—	—	—	—	—	1,701	—	—	1,701
Share-based compensation		—	—	—	1,143,685	—	—	—	—	1,143,685
Exercise of share options and vesting of RSUs		21,969,262	—	593,016	(405,961)	—	—	—	—	187,055
Repurchase of ordinary shares	11	(32,473,978)	—	(1,632,987)	—	—	—	—	—	(1,632,987)
Issuance of ordinary shares as treasury shares		—	7	(7)	—	—	—	—	—	—
Acquisition of a subsidiary	4	—	—	—	—	—	—	—	112,945	112,945
Appropriation to statutory reserves		—	—	—	—	10,051	—	(10,051)	—	—
Balance as of December 31, 2024		869,298,062	571	(1,519,708)	16,234,535	15,051	1,054,562	(917,640)	95,449	14,962,820
Net income		—	—	—	—	—	—	2,735,340	(44,873)	2,690,467
Foreign currency translation adjustments		—	—	—	—	—	(256,305)	—	(313)	(256,618)
Unrealized gains on available-for-sale investments, net of reclassification		—	—	—	—	—	44,444	—	—	44,444
Share-based compensation		—	—	—	911,987	—	—	—	—	911,987
Exercise of share options and vesting of RSUs		28,207,246	—	1,387,507	(1,034,164)	—	—	—	—	353,343
Repurchase of ordinary shares	11	(1,017,496)	—	(71,770)	—	—	—	—	—	(71,770)
Issuance of ordinary shares as treasury shares		—	22	(22)	—	—	—	—	—	—
Issuance of ordinary shares upon share offer	11	34,500,000	25	—	2,002,750	—	—	—	—	2,002,775
Cash dividends declared	11	—	—	—	—	—	—	(556,410)	—	(556,410)
Appropriation to statutory reserves		—	—	—	—	37,063	—	(37,063)	—	—
Balance as of December 31, 2025		930,987,812	618	(203,993)	18,115,108	52,114	842,701	1,224,227	50,263	20,081,038

The accompanying notes are an integral part of these consolidated financial statements.

KANZHUN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.PRINCIPAL ACTIVITIES AND ORGANIZATION

(a)Principal activities

KANZHUN LIMITED (the “Company”) was incorporated under the laws of the Cayman Islands on January 16, 2014. The Company, through its subsidiaries, consolidated variable interest entity (the “VIE”) and VIE’s subsidiaries (collectively referred to as the “Group”), is primarily engaged in providing online recruitment services through a platform named “BOSS Zhipin” in the People’s Republic of China (the “PRC” or “China”).

(b)Organization of the Group

As of December 31, 2025, the Company’s principal subsidiaries and consolidated VIE are as follows:

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.PRINCIPAL ACTIVITIES AND ORGANIZATION (CONTINUED)

(d)Risks in relations to the VIE structure (continued)

The following table set forth the financial information of the VIE and VIE’s subsidiaries included in the Group’s consolidated financial statements after the elimination of intercompany balances and transactions among the VIE and its subsidiaries:

	As of December 31,
	2024	2025
	RMB	RMB
	(In thousands)
ASSETS
Current assets
Cash and cash equivalents	1,414,184	1,284,631
Short-term time deposits	—	64,098
Short-term investments	4,445,982	7,958,835
Accounts and notes receivable, net	24,988	11,643
Inventories	3,042	2,395
Amounts due from Group companies	379,885	299,254
Amounts due from related parties	6,585	8,723
Prepayments and other current assets	276,936	315,028
Total current assets	6,551,602	9,944,607
Non-current assets
Long-term time deposits	—	51,799
Long-term investments	252,492	188,901
Property, equipment and software, net	1,469,151	1,127,522
Right-of-use assets, net	207,835	106,685
Intangible assets, net	189	102
Total non-current assets	1,929,667	1,475,009
Total assets	8,481,269	11,419,616
LIABILITIES
Current liabilities
Accounts payable	71,692	112,843
Deferred revenue	2,790,780	2,920,916
Other payables and accrued liabilities	493,032	540,787
Amounts due to Group companies	228,135	268,998
Operating lease liabilities, current	143,588	66,527
Total current liabilities	3,727,227	3,910,071
Non-current liabilities
Operating lease liabilities, non-current	61,002	29,938
Deferred tax liabilities	21,861	36,024
Total non-current liabilities	82,863	65,962
Total liabilities	3,810,090	3,976,033

KANZHUN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.PRINCIPAL ACTIVITIES AND ORGANIZATION (CONTINUED)

(d)Risks in relations to the VIE structure (continued)

	For the year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
	(In thousands)
Total revenues	5,867,883	7,051,500	7,785,097
Cost of revenues	(1,057,018)	(1,138,098)	(1,134,165)
Net income	697,038	1,368,323	2,170,984

	For the year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
	(In thousands)
Net cash provided by operating activities	2,717,909	2,747,052	3,418,058
Net cash used in investing activities	(2,594,184)	(2,476,836)	(3,547,611)
Net cash provided by financing activities	—	—	—
Net increase/(decrease) in cash and cash equivalents	123,725	270,216	(129,553)
Cash and cash equivalents at beginning of the year	1,020,243	1,143,968	1,414,184
Cash and cash equivalents at end of the year	1,143,968	1,414,184	1,284,631

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

The Company applies the guidance codified in ASC 810, Consolidations on accounting for the VIE, which requires a VIE to be consolidated by its primary beneficiary if the equity holders in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional financial support from other parties.

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

(e)Convenience translation

Translations of the consolidated balance sheets, the consolidated statements of comprehensive income and the consolidated statements of cash flows from RMB into US$ as of and for the year ended December 31, 2025 are solely for the convenience of the readers, and were calculated at the rate of RMB6.9931 per US$1.00 on December 31, 2025 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate or at any other rate.

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

(k)Receivables

The Group’s accounts and notes receivable and other receivables recorded in prepayments and other current assets are within the scope of ASC 326, Credit Losses. To estimate expected credit losses, the Group has identified the relevant risk characteristics of these items, including size, type of the services provided, historical credit loss experience and industry-specific factors. No material allowance for credit losses was recognized as of December 31, 2024 and 2025.

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

(n)Impairment of long-lived assets other than goodwill

Long-lived assets, such as fixed assets and intangible assets with finite useful lives, are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be fully recoverable. The Group evaluates the recoverability of the long-lived assets by comparing the carrying value of the assets to the undiscounted future cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected undiscounted future cash flows is less than the carrying value of the asset, the Group recognizes an impairment loss based on the excess of the carrying value of the asset over its fair value.

(o)Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired or assumed in a business acquisition. Goodwill is tested for impairment at least annually and more frequently when an event occurs or circumstances change that could indicate that the asset might be impaired. In accordance with ASU 2017-04, Intangibles-Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment, the Group first assesses qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is mandatory; otherwise, no further testing is required. The quantitative impairment test consists of a comparison of the fair value of the reporting unit with its carrying amount, including goodwill. If the carrying amount of the reporting unit exceeds its fair value, an impairment loss equal to the difference between the carrying amount of the reporting unit and its fair value will be recorded. The Group performed impairment assessment for goodwill, and no impairment was recorded for the years presented.

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

(r)Sales and marketing expenses

Sales and marketing expenses primarily consist of payroll and other employee-related expenses, advertising expenses and rental expenses for the Group’s sales and marketing functions. Advertising expenses primarily include online traffic acquisition cost and brand marketing cost. For the years ended December 31, 2023, 2024 and 2025, advertising expenses were RMB582.1 million, RMB530.4 million and RMB322.8 million, respectively.

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

KANZHUN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(u)Employee benefits

Full-time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the PRC subsidiaries, consolidated VIE and VIE’s subsidiaries of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the contributions made. Total amounts of such employee benefit expenses contributed by the Group, including accrued and unpaid amounts, were RMB449.8 million, RMB470.1 million and RMB436.7 million for the years ended December 31, 2023, 2024 and 2025, respectively.

(v)Share-based compensation

The Group grants share options and RSUs to its management, employees and non-employees. These share-based awards are accounted for in accordance with ASC 718, Compensation-Stock Compensation, and measured at the grant-date fair value. Share-based awards with only service conditions are recognized as expenses using the straight-line method over the requisite service period. For awards with performance conditions, share-based compensation expenses are recognized using the graded vesting method if and when it is probable that the performance condition will be achieved. Forfeitures are accounted for when they occur.

The fair value of share options is estimated using the binomial option-pricing model. The determination of the fair value is affected by the fair value of underlying ordinary shares as well as assumptions regarding a number of complex and subjective variables, including the expected share price volatility, actual and projected employee and non-employee share option exercise behavior, risk-free interest rates and expected dividend yield. The fair value of RSUs is estimated based on the fair value of underlying ordinary shares of the Company on the grant date.

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

For operating leases with a term of one year or less, the Group has elected not to recognize any right-of-use asset or lease liability. Instead, lease payments are recognized as operating cost and expenses in the consolidated statements of comprehensive income on a straight-line basis over the lease term. Short-term lease expenses are immaterial to the consolidated financial statements.

(x)Income taxes

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

The Group accounts for uncertainties in income taxes in accordance with ASC 740, which prescribes the recognition threshold a tax position is required to meet before being recognized in the financial statements. As of December 31, 2024 and 2025, the Group did not have any significant unrecognized uncertain tax positions.

KANZHUN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(y)Comprehensive income/(loss)

Comprehensive income/(loss) is defined as the change in equity during a period from transactions and other events and circumstances excluding those resulting from investments by shareholders and distributions to shareholders. The Group recognizes foreign currency translation adjustments and changes in unrealized gains/(losses) on available-for-sale investments as other comprehensive income/(loss) in the consolidated financial statements. The income tax effect related to other comprehensive income for the year ended December 31, 2025 amounted to RMB20.0 million, and was immaterial for the years ended December 31, 2023 and 2024.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(bb)Recent accounting pronouncements

Recently adopted accounting pronouncements

In December 2023, the Financial Accounting Standards Board (“FASB”) issued ASU 2023-09, Improvements to Income Tax Disclosures (Topic 740), which requires disclosure of disaggregated information about a reporting entity’s effective tax rate reconciliation as well as additional information on income taxes paid. The Group adopted this standard prospectively for the fiscal year 2025 and disclosed the required additional information about income taxes in the consolidated financial statements. This adoption did not have a material impact on the consolidated financial statements.

Recently issued accounting pronouncements not yet adopted

In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of income statement expenses, which requires disaggregated disclosure of specific expense categories presented on the face of the income statement. It’s effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. This ASU should be applied prospectively with the option to apply the standard retrospectively. The Group is currently evaluating the impact of this standard on the consolidated financial statements.

In July 2025, the FASB issued ASU 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets. This ASU provides a practical expedient allowing an entity to assume that current conditions as of the balance sheet date remain unchanged over the remaining life of an asset when estimating expected credit losses. It’s effective for fiscal years beginning after December 15, 2025 and interim periods within those fiscal years, with early adoption permitted. This ASU should be applied prospectively. The Group is currently evaluating the impact of this standard and does not expect it to have a material impact on the consolidated financial statements.

In December 2025, the FASB issued ASU 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities, to establish authoritative guidance on the accounting for government grants. This ASU is effective for fiscal years beginning after December 15, 2028 and interim periods within those fiscal years, with early adoption permitted. It can be applied using a modified prospective approach, a modified retrospective approach, or a retrospective approach. The Group is currently evaluating the impact of this standard and does not expect it to have a material impact on the consolidated financial statements.

3.CONCENTRATION AND RISKS

(a)Concentration of credit risk

Financial assets that potentially expose the Group to the concentration of credit risk primarily consist of cash and cash equivalents, time deposits and investments in financial instruments placed in financial institutions. The maximum exposure of such assets to credit risk equals their carrying amount as of the balance sheet dates. In the event of the bankruptcy of these financial institutions, the Group may not be able to claim those assets back in full. The Group believes these financial institutions are of high credit rating and quality. The Group regularly monitors the rating and financial strength of these financial institutions to avoid potential defaults.

(b)Foreign currency exchange rate risk

The RMB has fluctuated against the US$ at times significantly and unpredictably. The appreciation of the RMB against the US$ was approximately 4% in 2025. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the US$ in the future.

KANZHUN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4.BUSINESS ACQUISITION

On February 6, 2024, the Group completed the acquisition of approximately 77% of equity interest of W.D Technology Investment Group Limited, which is principally engaged in providing blue-collar recruitment services. The consideration of this acquisition was approximately US$52.7 million (approximately RMB374.3 million). The Group obtained control of the investee since it held majority of the investee’s equity interest and was entitled to assign majority of the board members, one of whom shall be the chief executive officer of the investee.

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

Net assets acquired primarily consisted of cash and cash equivalents of RMB224.0 million, other receivables of RMB37.1 million, property, equipment and software of RMB43.3 million, and other payables and accrued liabilities of RMB104.6 million.

Goodwill arising from this acquisition was primarily attributable to future business growth expected to be achieved from the acquisition. Goodwill was expected to be non-deductible for income tax purposes.

5.INVESTMENTS

	As of December 31,
	2024	2025
	RMB	RMB
	(In thousands)
Short-term investments
—Wealth management products	4,640,283	9,095,836
—Fixed rate notes	1,997,243	354,408
—Listed equity securities	1,863	—
Total short-term investments	6,639,389	9,450,244

Long-term investments
—Fixed rate notes	1,607,361	1,655,884
—Unlisted equity securities	206,391	192,267
—Wealth management products	100,778	50,027
Total long-term investments	1,914,530	1,898,178

KANZHUN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6.PREPAYMENTS AND OTHER CURRENT ASSETS

	As of December 31,
	2024	2025
	RMB	RMB
	(In thousands)
Prepaid income tax and value-added tax	60,675	119,604
Receivables related to the exercise of share-based awards*	56,062	68,564
Receivables from third-party online payment platforms	49,814	63,188
Deposits	73,218	54,361
Prepaid advertising expenses and service fees	44,799	26,761
Staff loans and advances	14,429	12,769
Others	69,263	19,958
Total	368,260	365,205
*	It mainly represents receivables from a third-party share option brokerage platform for the exercise of share-based awards due to the timing of settlement.

7.PROPERTY, EQUIPMENT AND SOFTWARE, NET

	As of December 31,
	2024	2025
	RMB	RMB
	(In thousands)
Electronic equipment	2,481,387	2,458,211
Leasehold improvement	181,705	123,605
Buildings	46,236	46,236
Motor vehicles	19,507	20,158
Furniture and fixtures	14,616	11,630
Software	7,424	9,834
Total cost	2,750,875	2,669,674
Less: accumulated depreciation	(1,017,089)	(1,424,652)
Total property, equipment and software, net	1,733,786	1,245,022

Depreciation expenses were RMB256.6 million, RMB468.4 million and RMB517.9 million for the years ended December 31, 2023, 2024 and 2025, respectively.

KANZHUN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8.INTANGIBLE ASSETS, NET

	As of December 31,
	2024	2025
	RMB	RMB
	(In thousands)
Customer relationships	94,000	94,000
Trademarks	92,587	92,587
Technology	80,000	80,000
Non-compete agreements	21,400	21,400
Database	1,000	1,000
Domains	909	909
Total cost	289,896	289,896
Less: accumulated amortization and impairment	(37,307)	(188,987)
Total intangible assets, net	252,589	100,909

Majority of intangible assets were acquired in connection with business acquisitions. Amortization expenses of intangible assets were RMB2.2 million, RMB33.5 million and RMB31.9 million for the years ended December 31, 2023, 2024 and 2025, respectively. For the year ended December 31, 2025, considering lower than expected profitability as a result of uncertainties in the market environment, the Group recognized an impairment loss of RMB119.8 million for intangible assets, which was recorded as general and administrative expenses.

The estimated amortization expenses related to intangible assets for future periods are as follows:

Amount
RMB
(In thousands)
For the year ended December 31,
2026	18,602
2027	18,529
2028	18,165
2029	9,527
2030	8,837
Thereafter	27,249
Total	100,909

9.ACCOUNTS PAYABLE

	As of December 31,
	2024	2025
	RMB	RMB
	(In thousands)
Payables for purchase of property, equipment and software	33,945	47,978
Payables for server custody fees	39,391	38,778
Payables for advertising expenses	16,458	25,164
Others	20,874	8,046
Total	110,668	119,966

KANZHUN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

10.OTHER PAYABLES AND ACCRUED LIABILITIES

	As of December 31,
	2024	2025
	RMB	RMB
	(In thousands)
Salary, welfare and bonus payable	429,566	502,670
Tax payable	115,192	211,487
Advance from customers*	90,161	114,044
Deposits	51,402	41,994
Consideration payable for share repurchase	93,475	22,231
Others	35,971	28,893
Total	815,767	921,319
*	It represents advance payments from customers, which are refundable under certain conditions and could be used to exchange for the Group’s services.

11.SHAREHOLDERS’ EQUITY

Share offer

In July 2025, the Company completed its share offer of an aggregate of 34,500,000 Class A ordinary shares at an offer price of HK$66.00 per share, comprising a Hong Kong public offering of 10,350,000 shares and an international offering of 24,150,000 shares. Net proceeds from this share offer, after deducting underwriting commissions and other offering expenses, were approximately HK$2.2 billion.

Share repurchase programs

In March 2023, the Company’s board of directors (“the Board”) authorized a share repurchase program under which the Company may repurchase up to US$150 million of its shares (including in the form of American depositary shares (“ADSs”)) over the following 12 months. In March 2024, the Board authorized a share repurchase program under which the Company may repurchase up to US$200 million of its shares (including in the form of ADSs) over the following 12 months. In August 2024, the Board authorized a share repurchase program under which the Company may repurchase up to US$150 million of its shares (including in the form of ADSs) over the following 12 months.

In August 2025, the Board approved amendments to the share repurchase program adopted in August 2024, extending the program for a 12-month period through August 28, 2026 and authorizing repurchases of up to US$250 million of the Company’s shares (including in the form of ADSs). In March 2026, the Board approved amendments to the existing share repurchase program, increasing the total authorization under the program to repurchase up to US$400 million of the Company’s shares (including in the form of ADSs) over the extended term of the program through August 28, 2027.

The Company repurchased 3,530,912, 32,473,978 and 1,017,496 Class A ordinary shares on the open market for approximately US$26.0 million, US$228.8 million and US$10.2 million during the years ended December 31, 2023, 2024 and 2025, respectively. The repurchased ordinary shares were accounted for using the cost method, and recorded as treasury shares as a component of the shareholders’ equity.

KANZHUN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11.SHAREHOLDERS’ EQUITY (CONTINUED)

Dividends

On November 14, 2023, the Board approved a special cash dividend of US$0.09 per ordinary share, or US$0.18 per ADS. The aggregate amount of the special dividend was approximately US$79.2 million, which was fully paid in December 2023. Dividends are recognized when declared. No dividend was declared during the year ended December 31, 2024.

On August 20, 2025, the Board approved an annual cash dividend of US$0.084 per ordinary share, or US$0.168 per ADS. The aggregate amount of the dividend was approximately US$77.9 million, which was fully paid in October 2025.

12.REVENUES

The Group defines enterprise customers who contributed revenues of RMB50,000 or more annually as key accounts, who contributed revenues between RMB5,000 and RMB50,000 annually as mid-sized accounts, and who contributed revenues of RMB5,000 or less annually as small-sized accounts. Revenues by source are as follows:

	For the year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
	(In thousands)
Online recruitment services to enterprise customers	5,889,101	7,270,026	8,192,714
—Key accounts	1,261,718	1,771,638	2,070,533
—Mid-sized accounts	2,130,881	2,543,363	2,666,365
—Small-sized accounts	2,496,502	2,955,025	3,455,816
Others	62,927	85,651	74,804
Total	5,952,028	7,355,677	8,267,518

For revenues from online recruitment services to enterprise customers, RMB4,340.4 million, RMB5,575.2 million and RMB6,594.7 million were recognized over time for the years ended December 31, 2023, 2024 and 2025, respectively; RMB1,548.7 million, RMB1,694.8 million and RMB1,598.0 million were recognized at a point in time for the years ended December 31, 2023, 2024 and 2025, respectively.

13.OPERATING LEASES

The Group’s operating leases are primarily for offices. The components of lease expenses are as follows:

	For the year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
	(In thousands)
Operating lease expenses	182,591	200,017	160,155
Short-term lease expenses	4,424	8,299	5,646
Total	187,015	208,316	165,801

KANZHUN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13.OPERATING LEASES (CONTINUED)

Supplemental balance sheet information related to operating leases is as follows:

	As of December 31,
	2024	2025
	RMB	RMB
	(In thousands)
Right-of-use assets, net	302,856	161,452

Operating lease liabilities, current	180,782	94,016
Operating lease liabilities, non-current	121,345	64,027
Total operating lease liabilities	302,127	158,043

	As of December 31,
	2024	2025
Weighted average remaining lease term (in years)	2.15	2.24
Weighted average discount rate	4.78%	4.39%

Supplemental cash flow information related to operating leases is as follows:

	For the year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
	(In thousands)
Cash paid for amounts included in the measurement of operating lease liabilities	184,101	188,137	162,421

Maturities of operating lease liabilities are as follows:

Amount
RMB
(In thousands)
For the year ended December 31,
2026	95,961
2027	41,788
2028	16,665
2029	8,847
2030	2,788
Thereafter	—
Total undiscounted lease payments	166,049
Less: imputed interest	(8,006)
Total operating lease liabilities	158,043

KANZHUN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14.INCOME TAXES

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

Chinese mainland

Under the PRC Enterprise Income Tax Law (the “EIT Law”), domestic enterprises and foreign invested enterprises are subject to a uniform enterprise income tax rate of 25%. In accordance with the implementation rules of the EIT Law, a qualified High and New Technology Enterprise (“HNTE”) is eligible for a preferential tax rate of 15%. The HNTE certificate is effective for a period of three years and could be re-applied when the prior certificate expires. The consolidated VIE is qualified as a HNTE and enjoys a preferential income tax rate of 15% for the years presented. In 2025, one of the Group’s subsidiaries was also recognized as a HNTE, and is therefore entitled to the 15% preferential income tax rate for the year ended December 31, 2025.

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

Under the EIT Law, dividends distributed by foreign-invested enterprises to their immediate holding companies outside of the Chinese mainland are generally subject to a 10% withholding tax. A lower withholding tax rate of 5% is applicable if immediate holding companies with at least 25% equity interest in the foreign-invested enterprises are incorporated in Hong Kong and meet the relevant requirements pursuant to the tax arrangement between Chinese mainland and Hong Kong. As of December 31, 2025, the Company’s Hong Kong subsidiary, Techfish Limited, was recognized as a qualified subsidiary, and dividends distributed to it from subsidiaries in the Chinese mainland were eligible for a lower withholding tax rate of 5%. For the year ended December 31, 2025, the Group recorded RMB14.7 million withholding tax expenses associated with earnings distributed and expected to be distributed from its foreign-invested enterprises to the Hong Kong subsidiary. The Group currently intends to indefinitely reinvest the remaining undistributed earnings of its foreign-invested enterprises in the Chinese mainland, and determination of the amount of unrecognized deferred tax liabilities related to these earnings is not practicable.

KANZHUN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14.INCOME TAXES (CONTINUED)

Pillar Two rules

The Group is subject to the Pillar Two rules published by the Organisation for Economic Co-operation and Development, which impose a top-up tax on profits arising in jurisdictions where the effective tax rate, calculated on a jurisdictional basis, is below the minimum rate of 15%. The corresponding Pillar Two legislation was enacted in Hong Kong and became effective for the year ended December 31, 2025. In accordance with the requirements of Hong Kong’s Pillar Two legislation, the Group recognized current income tax expenses of RMB37.6 million for the year ended December 31, 2025, reflecting the current estimate of the top-up tax exposure borne by the Group.

Components of income before income tax expenses are as follows:

	For the year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
	(In thousands)
Income from Chinese mainland operations	809,506	1,616,998	3,183,315
Income from non-Chinese mainland operations	412,283	215,662	16,897
Total	1,221,789	1,832,660	3,200,212

Components of income tax expenses are as follows:

	For the year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
	(In thousands)
Current income tax expenses	108,488	257,096	530,677
Deferred income tax expenses/(benefit)	14,083	8,538	(20,932)
Total	122,571	265,634	509,745

For the year ended December 31, 2025, income tax expenses amounted to RMB471.1 million in Chinese mainland and RMB38.6 million in other jurisdictions. For the year ended December 31, 2025, the Group paid income tax of RMB502.9 million in Chinese mainland and RMB1.0 million in other jurisdictions.

KANZHUN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14.INCOME TAXES (CONTINUED)

The reconciliation between the statutory income tax rate and the Group’s effective tax rate for the years presented is as follows. The PRC statutory income tax rate is applied for this reconciliation as the majority of the Group’s operations are located in the Chinese mainland.

	For the year ended December 31,
	2023	2024
PRC statutory income tax rate	25.00%	25.00%
Effect of tax-exempt entities and tax rates in different jurisdictions	(5.72)%	(1.74)%
Effect of PRC preferential tax rates	(7.72)%	(8.67)%
Effect of permanent difference	0.36%	1.77%
Changes in valuation allowance	(2.40)%	(3.33)%
Others	0.51%	1.46%
Effective tax rate	10.03%	14.49%

	For the year ended December 31, 2025
	Amount	Percent
	RMB in thousands
Income tax expenses at PRC statutory income tax rate	800,053	25.00%
Foreign tax effects	72,024	2.25%
Effect of nontaxable or nondeductible items
Share-based compensation expenses	120,165	3.75%
Others	4,465	0.14%
Changes in valuation allowance	(92,279)	(2.88)%
Other adjustments
Effect of PRC preferential tax rates	(327,268)	(10.23)%
Super R&D Deduction	(75,168)	(2.35)%
Others	7,753	0.25%
Income tax expenses	509,745	15.93%

KANZHUN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14.INCOME TAXES (CONTINUED)

The following table sets forth the significant components of deferred tax assets and liabilities:

	As of December 31,
	2024	2025
	RMB	RMB
	(In thousands)
Deferred tax assets
Net operating loss carry-forwards	137,310	167,973
Deductible advertising expenses	144,192	72,496
Others	194	5,810
Total deferred tax assets	281,696	246,279
Less: valuation allowance	(281,696)	(222,038)
Deferred tax assets, net of valuation allowance	—	24,241
Deferred tax liabilities
Accelerated tax depreciation	(25,688)	(15,190)
Unrealized gains from investments	(7,613)	(32,610)
Others	(1,150)	(9,962)
Total deferred tax liabilities	(34,451)	(57,762)
Deferred tax liabilities, net of deferred tax assets	(34,451)	(33,521)

As of December 31, 2025, the Group had accumulated tax losses of approximately RMB837.2 million, mainly derived from entities incorporated in the Chinese mainland and Hong Kong. The tax losses in the Chinese mainland can be carried forward for five years to offset future taxable profit. The tax losses in Hong Kong can be carried forward with no expiration date.

Valuation allowance is recognized against deferred tax assets based on a more-likely-than-not threshold. In making such determination, the Group evaluates a variety of factors including future reversals of existing taxable temporary differences and future profitability. A valuation allowance was provided for majority of deferred tax assets arising from net operating loss carry-forwards as the related consolidated entities were expected to remain loss-making in the foreseeable future. A full valuation allowance was recognized against deferred tax assets that arose from deductible advertising expenses as there was no positive evidence to conclude that the benefit of such deferred tax assets would be more-likely-than-not to be realized in the foreseeable future. Deferred tax assets without valuation allowance are more likely than not to be realized given the expectation of future earnings.

Movements of valuation allowance are as follows:

	For the year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
	(In thousands)
Balance at beginning of the year	354,306	325,027	281,696
Change of valuation allowance	(29,279)	(43,331)	(59,658)
Balance at end of the year	325,027	281,696	222,038

KANZHUN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

15.SHARE-BASED COMPENSATION

In 2020, the Group adopted the 2020 Share Incentive Plan, which allows the Group to grant share-based awards to directors, employees and consultants. The Company did not grant any share-based awards pursuant to the 2020 Share Incentive Plan since the listing on the Main Board of The Stock Exchange of Hong Kong Limited in December 2022. In December 2022, the Group adopted the Post-IPO Share Scheme. The maximum number of Class A ordinary shares that may be issued under the Post-IPO Share Scheme is 86,380,904.

(a)Share options

The following table summarizes activities of share options for the years ended December 31, 2023, 2024 and 2025:

			Weighted
		Weighted	average	Aggregate	Weighted
	Number of	average	remaining	intrinsic	average grant-
	share options	exercise price	contractual life	value	date fair value
		US$	In years	US$ in thousands	US$
Outstanding as of January 1, 2023	68,361,198	2.90	7.23	498,336	2.99
Exercised	(11,810,406)	2.16
Forfeited	(718,812)	4.09
Outstanding as of December 31, 2023	55,831,980	3.04	6.34	294,189	3.15
Granted*	120,000	6.03
Exercised	(10,247,906)	2.57
Forfeited	(1,025,846)	4.83
Outstanding as of December 31, 2024	44,678,228	3.11	5.44	169,354	3.25
Exercised	(16,686,946)	2.96
Forfeited	(438,672)	3.49
Outstanding as of December 31, 2025	27,552,610	3.19	4.49	192,823	3.19
Vested and expected to vest as of December 31, 2025	27,552,610	3.19	4.49	192,823	3.19
Exercisable as of December 31, 2025	27,407,610	3.18	4.47	192,202	3.21
*	The weighted average grant-date fair value of share options granted in 2024 was US$0.10.

The aggregate intrinsic value is calculated as the difference between the exercise price of share options and the estimated fair value of the underlying ordinary share at each reporting date. As of December 31, 2025, unrecognized compensation expenses related to share options were immaterial.

KANZHUN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

15.SHARE-BASED COMPENSATION (CONTINUED)

(b)	RSUs

The following table summarizes activities of RSUs for the years ended December 31, 2023, 2024 and 2025:

		Weighted average
	Number of RSUs	grant-date fair value
		US$
Outstanding as of January 1, 2023	20,812,946	11.23
Granted	26,216,836
Vested	(6,109,908)
Forfeited	(1,461,262)
Outstanding as of December 31, 2023	39,458,612	9.58
Granted	6,065,856
Vested	(11,721,356)
Forfeited	(2,265,298)
Outstanding as of December 31, 2024	31,537,814	9.20
Granted	9,405,680
Vested	(11,520,300)
Forfeited	(2,369,564)
Outstanding as of December 31, 2025	27,053,630	9.40

As of December 31, 2025, there were US$199.9 million of unrecognized compensation expenses related to RSUs, which are expected to be recognized over a weighted-average period of 2.42 years and may be adjusted for future forfeitures.

(c)Share-based compensation expenses by function

	For the year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
	(In thousands)
Cost of revenues	46,395	43,332	22,550
Sales and marketing expenses	262,431	280,668	239,800
Research and development expenses	418,769	421,411	317,653
General and administrative expenses	329,372	398,274	331,984
Total	1,056,967	1,143,685	911,987

KANZHUN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

16.NET INCOME PER SHARE

The computation of basic and diluted net income per share for the years ended December 31, 2023, 2024 and 2025 is as follows:

	For the year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
	(In thousands, except share and per share data)
Numerator
Net income attributable to ordinary shareholders of KANZHUN LIMITED	1,099,227	1,584,664	2,735,340

Denominator
Weighted average number of ordinary shares used in computing basic net income per share	870,304,878	881,882,225	901,033,318
Dilutive effect of share-based awards	32,431,117	27,346,532	25,959,213
Weighted average number of ordinary shares used in computing diluted net income per share	902,735,995	909,228,757	926,992,531

Net income per share attributable to ordinary shareholders of KANZHUN LIMITED
—Basic	1.26	1.80	3.04
—Diluted	1.22	1.74	2.95

17.RELATED PARTY TRANSACTIONS AND BALANCES

The Group entered into the following material transactions with certain companies under the control of the Company’s major beneficial owner, Tencent Holdings Limited (“Tencent Group”):

	For the year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
	(In thousands)
Cloud services from Tencent Group	22,375	11,945	14,586
Online payment clearing services and other services from Tencent Group	6,258	9,101	11,240
Total	28,633	21,046	25,826

Details of major amounts due from related parties are as follows:

	As of December 31,
	2024	2025
	RMB	RMB
	(In thousands)
Receivables from the online payment platform of Tencent Group	6,719	8,732
Prepaid service fees to Tencent Group	539	509
Total	7,258	9,241

KANZHUN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

18.FAIR VALUE MEASUREMENT

Assets measured at fair value on a recurring basis

Information about inputs into the fair value measurement of the Group’s assets that are measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

		Fair value measurement at reporting date using
		Quoted prices in active	Significant other	Significant
		markets for identical assets	observable inputs	unobservable inputs
Description	Fair value	(Level 1)	(Level 2)	(Level 3)
	RMB	RMB	RMB	RMB
	(In thousands)
As of December 31, 2024
Short-term investments
—Wealth management products	4,640,283	—	4,640,283	—
—Listed equity securities	1,863	1,863	—	—
Long-term investments
—Unlisted equity securities	151,714	—	—	151,714
—Wealth management products	100,778	—	100,778	—

As of December 31, 2025
Short-term investments
—Wealth management products	9,095,836	—	9,095,836	—
Long-term investments
—Unlisted equity securities	138,873	—	—	138,873
—Wealth management products	50,027	—	50,027	—

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

Unlisted equity securities. For investments in unlisted equity securities that are classified as available-for-sale investments, the fair value is estimated using a market approach benchmarking recent comparable financing transactions. This valuation method applies unobservable inputs and assumptions including the investee’s recent financing pricing and liquidity factors, which is classified as Level 3 in the fair value hierarchy.

Assets measured at fair value on a nonrecurring basis

The Group measures long-lived assets at fair value whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. No impairment was recognized for long-lived assets during the years ended December 31, 2023 and 2024. For the year ended December 31, 2025, an impairment loss of RMB119.8 million was recognized for intangible assets. The fair value of these intangible assets is determined using income approach and cost approach with unobservable inputs (Level 3), depending on the nature of the assets.

KANZHUN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

18.FAIR VALUE MEASUREMENT (CONTINUED)

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

19.COMMITMENTS AND CONTINGENCIES

Contingencies

The Group is subject to legal proceedings in the ordinary course of business. The Group records a liability when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Group reviews the need for any such liability on a regular basis. The Group did not record any material liabilities in this regard as of December 31, 2025.

20.RESTRICTED NET ASSETS

Relevant PRC laws and regulations permit payments of dividends by the Company’s subsidiaries and consolidated VIE incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with the PRC accounting standards and regulations.

In accordance with the PRC laws and regulations, the Company’s PRC subsidiaries and consolidated VIE are required to make appropriations from after-tax profits as determined in accordance with the PRC accounting standards to reserve funds, including statutory surplus fund and discretionary surplus fund. The appropriation to the statutory surplus fund must be at least 10% of the after-tax profits until such fund has reached 50% of their registered capital. Appropriation to the discretionary surplus fund is made at the discretion of the respective company. The aforementioned reserve funds can only be used for specific purposes and are not distributable as cash dividends.

Accordingly, under these PRC laws and regulations, the Company’s subsidiaries and the VIE incorporated in PRC are restricted in transferring a portion of their net assets to the Company in the form of dividends. Amounts of these restricted net assets, including paid-in capital and statutory reserve funds, totaled approximately RMB804.9 million, or 4.0% of the Group’s total consolidated net assets as of December 31, 2025.